Form 20-F/A
period 2012-12-31
RedHill Biopharma Ltd.
filed 2013-03-04
CIK 1553846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐   No  ☒

EXPLANATORY NOTE

         This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on February 19, 2013 (the “Form 20-F”), is being filed solely to amend Item 5.A. ("Operating and Financial Review and Prospects – Operating Results") to correct a typographical error in the net loss for the three months ended December 31, 2012 appearing in the Quarterly Results of Operations table.

         Other than as described above, this Amendment does not amend, update or restate any other information included in the Form 20-F.  This Amendment does not reflect any events that have occurred after the date of the initial filing of the Form 20-F, and as a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F, except for the officer certifications which speak as of the filing date of the Amendment.

___________________________

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

Three Months Ended

	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
	2010				2011				2012
	(U.S. dollars in thousands - Unaudited)
Statements of operations
Revenues	-	-	-	-	6	3	11	3	4	5	3	4
Research and development expenses	39	86	202	409	843	1,176	1,540	1,855	2,330	1,498	1,379	1,248
General and administrative expenses	37	106	173	202	509	679	687	607	607	573	550	871
Other expenses (income)	-	58	60	361	-	-	-	-	-	-	-	-
Operating loss	76	250	435	972	1,346	1,852	2,216	2,459	2,933	2,066	1,926	2,115
Financial income	1	1	16	404	765	381	20	5	258	40	57	(158)
Financial expenses	4	7	1,222	-	8,045	57	533	166	59	247	98	1.079
Net loss	79	256	1,641	569	8,626	1,528	2,729	2,620	2,734	2,273	1,967	3,352

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

Date: March 4, 2013

112