Form 20-F
period 2013-12-31
RedHill Biopharma Ltd.
filed 2014-02-25
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 64,399,692

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐   No  ☒

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, may elect to comply with certain reduced public company reporting requirements.

2

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

All references to the term “therapeutic candidates” includes both pharmaceuticals and programs related to their development, such as diagnostics and devices.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to

•	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, as well as the extent and number of additional studies that we may be required to conduct;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory clarity and approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in research, manufacturing, preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business and therapeutic candidates;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues capital requirements and our needs for additional financing;

•	competitive companies, technologies and our industry; and

•	the impact of the political and security situation in Israel on our business.

___________________________________

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth our selected financial data, which is derived from our financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. We have derived the selected financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 from our audited financial statements included elsewhere in this Annual Report on Form 20-F. We have derived the selected financial data as of December 31, 2009, 2010 and 2011 and for the period from August 3, 2009 (date of incorporation) through December 31, 2009 and for the year ended December 31, 2010 from our audited financial statements not included in this Annual Report. You should read this selected financial data in conjunction with, and it is qualified in its entirety by, our historical financial information and other information provided in this Annual Report including “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this Annual Report.

	As of December 31				Period from August 3, 2009 to December 31
	2013	2012	2011	2010	2009
	(U.S. dollar in thousands) (audited)
Statement of Comprehensive Loss
Revenues	12	16	23	-	-
Research and development expenses	(8,100)	(6,455)	(5,414)	(736)	(86)
General and administrative expenses	(2,684)	(2,601)	(2,482)	(518)	(43)
Other income (expenses)	-	-	-	(479)	28
Operating loss	(10,772)	(9,040)	(7,873)	(1,733)	(101)
Financial income	158	197	570	65	2
Financial expenses	(14)	(1,483)	(8,200)	(876)	(6)
Financial income (expenses) – net	144	(1,286)	(7,630)	(811)	(4)
Loss and comprehensive loss	(10,628)	(10,326)	(15,503)	(2,544)	(105)
Loss per ordinary share – basic and diluted (in U.S. dollars)	(0.17)	(0.20)	(0.32)	(0.27)	(0.01)
Number of ordinary shares used in computing loss per ordinary share	62,379,171	52,595,128	48,087,362	9,600,000	8,896,000

	As of December 31
	2013	2012	2011	2010	2009
	(U.S. dollars in thousands) (audited)
Balance Sheet Data:
Cash and short term investments	12,113	18,365	18,647	9,152	782
Working capital	10,186	17,485	18,223	9,161	770
Total assets	14,340	20,096	20,186	10,510	891
Total liabilities	2,415	1,078	1,399	12,104	21
Accumulated deficit	(33,260)	(23,887)	(15,209)	(2,569)	(105)
Equity	11,925	19,018	18,787	(1,594)	870

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares or our American Depositary Shares. These material risks could adversely impact our results of operations, possibly causing the trading price of our ordinary shares and American Depositary Shares to decline, and you could lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical development stage biopharmaceutical company with a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

We are a clinical development stage biopharmaceutical company. Since our incorporation in 2009, we have been focused on acquiring and in-licensing therapeutic products and performing research and development. All of our therapeutic candidates are in the clinical development stage, and none has been approved for marketing or is being marketed or commercialized. Most of our therapeutic candidates require additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We experienced net losses of approximately $10.6 million in 2013, $10.3 million in 2012 and $15.5 million in 2011. As of December 31, 2013, we had an accumulated deficit of approximately $33.2 million. We may incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our therapeutic candidates. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop our therapeutic candidates, obtain the required regulatory approvals in various territories and commercialize our therapeutic candidates. We may be unable to achieve any or all of these goals with regard to our therapeutic candidates. As a result, we may never be profitable or achieve significant and/or sustained revenues.

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

We have funded our operations primarily through public and private offerings of our securities. We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and raising additional capital. As of December 31, 2013, we had cash and short term investments of approximately $12.1 million, and as of February 23, 2014, we had cash and short term investments of approximately $34.2 million. These amounts are not sufficient to complete the research and development of all of our therapeutic candidates, and accordingly we may need to raise additional capital in the coming year.

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

Our long term capital requirements are subject to numerous risks.

Our long term capital requirements are expected to depend on many potential factors, including, among others:

•	the number of therapeutic candidates in development;

•	the regulatory clarity and path of each of our therapeutic candidates;

•	the progress, success and cost of our clinical trials and research and development programs including manufacturing;

•	the costs, timing and outcome of regulatory review and obtaining regulatory clarity and approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

•	the costs of enforcing our issued patents and defending intellectual property-related claims;

•	the costs of manufacturing, developing sales, marketing and distribution channels;

•	our ability to successfully commercialize our therapeutic candidates, including securing commercialization agreements with third parties and favorable pricing and market share; and

•	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Risks Related to Our Business and Regulatory Matters

If we and/or our commercialization partners are unable to obtain U.S. Food and Drug Administration and/or other foreign regulatory authority clarity and approval for our therapeutic candidates, we and/or our commercialization partners will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold any therapeutic candidate or other product. Currently, we have six therapeutic candidates in various programs and clinical development stages, “RHB-101” for the treatment of hypertension, heart failure and left ventricular dysfunction; “RHB-102” for the prevention of chemotherapy and radiotherapy induced nausea and vomiting and potentially for other diseases; “RHB-103” for the treatment of acute migraine headaches; “RHB-104” for the treatment of Crohn’s disease and potentially other diseases; “RHB-105” for the eradication of H. Pylori infection; and “RHB-106” for bowel preparation prior to abdominal procedures such as surgery or colonoscopy. Our therapeutic candidates are subject to extensive governmental laws, regulations and guidelines relating to development, clinical trials, manufacturing and commercialization of drugs. We may not be able to obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory clarity and approvals will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to limitations on the indicated uses for marketing the therapeutic candidate or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We also are, and will be, subject to numerous regulatory requirements from both the U.S. Food and Drug Administration and foreign state agencies that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, approval by one regulatory authority does not ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing, development and manufacturing requirements for our therapeutic candidates than other jurisdictions. Additionally, the U.S. Food and Drug Administration or other foreign regulatory bodies may change their approval policies or adopt new laws, regulations or guidelines in a manner that delays or impairs our ability to obtain the necessary regulatory approvals to commercialize our therapeutic candidates.

Clinical trials and related non-clinical studies may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. We and/or commercialization partners will not be able to commercialize our therapeutic candidates without completing such trials.

We have limited experience in conducting and managing the clinical trials that are required to commence commercial sales of our therapeutic candidates. Clinical trials and related non-clinical studies are expensive, complex, can take many years and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned clinical trials that will cause delays, including suspension of the clinical trial, or delay of data analysis or release of the final report. The clinical trials of our therapeutic candidates may take significantly longer to complete than is estimated. Failure can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates.

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

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. As such, despite the results reported in earlier clinical trials of our therapeutic candidates, we do not know if the clinical trials we conduct will demonstrate adequate efficacy and safety sufficient to obtain regulatory approval to market our therapeutic candidates. If any of the clinical trials of any therapeutic candidate do not produce favorable results, our ability to obtain regulatory approval for the therapeutic candidate may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

If we do not establish collaborations for our therapeutic candidates or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans.

Our drug development programs and the potential commercialization of our therapeutic candidates will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development and/or potential commercialization of our therapeutic candidates, in some or all jurisdictions. Although we are currently aware of numerous potential third party partners for the development or commercialization of our therapeutic candidates, we may not be successful in entering into new collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development and/or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidate or failure to develop, market and commercialize such therapeutic candidate independently will have an adverse effect on our business, financial condition and results of operation.

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

Each of our collaborative arrangements requires us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, intellectual property and commercialization. We do not control these third parties, but we rely on them to achieve results which may be significant to us. Relying upon collaborative arrangements to develop and commercialize our therapeutic candidates subjects us to a number of risks, including but not limited to:

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

We rely on third parties to conduct our clinical trials and related non-clinical studies, and those third parties may not perform satisfactorily, including, but not limited to, failing to meet established deadlines for the completion of such clinical trials.

We do not have the ability to independently conduct clinical trials and related non-clinical studies for our product candidates, and we rely on third parties, such as contract research organizations, medical institutions, contract laboratories, development and commercialization partners, clinical investigators and independent study monitors to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with such third parties, we continue to be responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the U.S. Food and Drug Administration requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. To date, we believe our contract research organizations and other similar entities with which we are working have performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be delayed in obtaining regulatory approvals for our therapeutic candidates and may be delayed in our efforts to successfully commercialize our therapeutic candidates for targeted diseases.

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

While there may be several alternative suppliers of API in the market, we have not conducted extensive investigations into the quality or availability of their APIs. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. Changing API suppliers or finding and qualifying new API suppliers can be costly and take a significant amount of time. Many APIs require significant lead time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next.

If we are not able to find stable, affordable, high quality, or reliable supplies of our API, we may not be able to produce enough supplies of our therapeutic candidates, which could affect our business, financial condition or results of operation.

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

Even if our therapeutic candidates receive regulatory approval, we or our commercialization partners, as applicable, will be subject to ongoing reporting obligations, including pharmacovigilance, and the therapeutic candidates and the manufacturing operations will be subject to continuing regulatory review, including inspections by the U.S. Food and Drug Administration or other foreign regulatory authorities. The results of this ongoing review may result in the withdrawal of a therapeutic candidate from the market, the interruption of the manufacturing operations and/or the imposition of labeling and/or marketing limitations. Since many more patients are exposed to drugs following their marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the therapeutic candidate. In addition, the manufacturer and the manufacturing facilities that we or our commercialization partners use to produce any therapeutic candidate will be subject to periodic review and inspection by the U.S. Food and Drug Administration and other foreign regulatory authorities. Later discovery of previously unknown problems with any therapeutic candidate, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions, including but not limited to the following:

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

We depend on our ability to identify and in-license or acquire therapeutic candidates to achieve commercial success.

Our six therapeutic candidates were all acquired by us or licensed to us by third parties. We evaluate internally and with external consultants each therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently identify therapeutic candidates that are likely to achieve commercial success. In addition, even if we identify additional therapeutic candidates that are likely to achieve commercial success, there can be no assurance as to our ability to in-license or acquire such therapeutic candidates under favorable terms or at all.

If we cannot meet our obligations under our acquisition or in-license agreements or we cannot renegotiate our obligations, or if other events occur that are not within our control such as bankruptcy of a licensor, we could lose the rights to our therapeutic candidates and/or experience delays in developing our therapeutic candidates, or incur additional costs, which could have a material adverse effect on our business.

We acquired our rights to three of our therapeutic candidates, RHB-104, RHB-105 and RHB-106, from a third party pursuant to an asset and purchase agreement. In addition, we in-licensed our rights to three other therapeutic candidates, RHB-101, RHB-102, and RHB-103 pursuant to license agreements in which we received exclusive worldwide perpetual licenses to certain patent rights and know-how related to these therapeutic candidates. These agreements require us to make payments and satisfy various performance obligations in order to maintain our rights and licenses with respect to these therapeutic candidates. If we do not meet our obligations under these agreements, or if other events occur that are not within our control such as the bankruptcy of a licensor, we could lose the rights to our therapeutic candidates, experience delays in developing our therapeutic candidates and/or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, our agreement with IntelGenx Corp. requires us to renegotiate certain provisions of the contract in the event the agreed-to budget is exceeded by a certain amount. In the event we are required to renegotiate this agreement, there is no guarantee that we will agree upon new terms promptly, or at all, which could delay the development of RHB-103.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under these agreements in a timely manner and/or if other events occur that are not within our control, such as the bankruptcy of a licensor, which impacts our ability to prosecute certain patent applications and maintain certain issued patents licensed to us, we could lose the rights to our therapeutic candidates which could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to secure patents related to RHB-102, our ability to commercialize RHB-102 or enter into commercialization agreements with potential partners with respect to this product may be adversely affected.

The party from whom we originally licensed RHB-102, SCOLR Pharma Inc., a U.S. publicly traded company, announced during 2013 that it had ceased business operations. Under the terms of the license agreement between RedHill and SCOLR Pharma, should SCOLR Pharma file for bankruptcy, RedHill has the protection afforded to the licensee under the United States Bankruptcy Code. Moreover, RedHill has independently filed with the USPTO a provisional patent application, owned by RedHill, covering the formulation of RHB-102.

We are taking active steps to further safeguard our rights under the RHB-102 license agreement; however, there is no guarantee that these steps will be successful. SCOLR Pharma itself is a licensee of relevant patents from other third parties, and it is possible that due to SCOLR Pharma's financial condition that it may be or become in breach of obligations to such third party licensors, which may adversely affect our rights in RHB-102. We are continuing the development program of RHB-102 as planned, and we are not expecting any delays in such program resulting from SCOLR Pharma's decision to cease operations. However, any complications in our ability to secure patents related to RHB-102 could harm our ability to obtain marketing approval for RHB-102, commercialize the product or to enter into commercialization agreements with potential partners.

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

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to build and expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

We face several risks associated with international business.

We operate our business in multiple international jurisdictions. Such operations could be affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our therapeutic candidates, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect our business.

Risks Related to Our Industry

Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Even if our therapeutic candidates are approved for commercialization, they may not become commercially viable products. For example, if we or our commercialization partners receive regulatory approval to market a therapeutic candidate, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the therapeutic candidate. In addition, a new therapeutic candidate may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including but not limited to:

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

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, the President signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Health Reform Law included a number of new rules regarding health insurance, the provision of health care, and conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients. Through the rule making process, substantial changes are being made to the current system for paying for healthcare in the U.S., including changes made in order to extend medical benefits to those who currently lack insurance coverage. Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services and drugs. This legislation is one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and is expected to have meaningful ramifications on tens of millions of citizens in the U.S. This legislation is expected to impact the scope of healthcare insurance, the insurance refunds from the insurance companies and possibly also the costs of medical products. Additionally, the Healthcare Reform Law’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the U.S. government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. To the extent that our products are at some point reimbursable by Federal programs, this attention may result in our products being chosen less frequently or the pricing being substantially lowered. However, at this stage, we are unable to estimate the full extent of the direct and/or indirect impact of the new legislation on us.

These structural changes could entail modifications to the existing system of private payors and government programs (Medicare, Medicaid and State Children’s Health Insurance Program), creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the U.S. could impact the reimbursement for prescribed drugs and pharmaceuticals, such as those we and our development and/or commercialization partners are currently developing. If reimbursement for our approved therapeutic candidates, if any, is substantially reduced in the future, or rebate obligations associated with them are substantially increased, our business could be materially and adversely impacted.

Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the U.S. federal government, which may force significant additional changes to the healthcare system in the U.S. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care. Cost of care could be reduced by decreasing the level of reimbursement for medical services or products (including those pharmaceuticals currently being developed by us or our development and/or commercialization partners), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, any therapeutic candidate for which we receive marketing approval in the future could have a materially adverse effect on our financial performance.

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

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved therapeutic candidates, if any, from governmental or other third-party payors, both in the U.S. and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including but not limited to the third-party payor’s determination that the use of an approved therapeutic candidate is:

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

In the U.S., there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect payments for our therapeutic candidates in the U.S. In addition, there is a growing emphasis on comparative effectiveness research, both by private payors and by government agencies. To the extent other drugs or therapies are found to be more effective than our products, payors may elect to cover such therapies in lieu of our products and/or reimburse our products at a lower rate. We believe that legislation that reduces reimbursement for our therapeutic candidates could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our therapeutic candidates, if approved. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our therapeutic candidates, if approved. At this stage, we are unable to estimate the extent of the direct and/or indirect impact of any such federal and state proposals.

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

The clinical trials that we conduct, and the testing, manufacture, marketing and commercial sale of our therapeutic candidates, involve and will involve an inherent risk that significant liability claims may be asserted against us. We currently have a product liability policy that includes coverage for our clinical trials. Should we decide to seek additional insurance against such risks before our product sales commence, there is a risk that such insurance will be unavailable to us, or if it can be obtained at such time, that it will be available at an unaffordable cost. Even if we obtain insurance, it may prove inadequate to cover claims and/or litigation costs, especially in the case of wrongful death claims. Product liability claims or other claims related to our therapeutic candidates, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products and therapeutic candidates. A product liability claim could also significantly harm our reputation and delay market acceptance of our therapeutic candidates.

Global economic conditions may make it more difficult for us to commercialize our therapeutic candidates

The pharmaceutical industry, like other industries and businesses, continues to face the effects of the challenging economic environment. Patients experiencing the effects of the challenging economic environment, including high unemployment levels and increases in co-pays, may switch to generic products, delay treatments, skip doses or use less effective treatments to reduce their costs. Challenging economic conditions in the U.S. have increased the number of patients in the Medicaid program, under which sales of pharmaceuticals are subject to substantial rebates and, in many states, to formulary restrictions limiting access to brand-name drugs. In addition, in Europe and in a number of emerging markets there are government-mandated reductions in prices for certain pharmaceutical products, as well as government-imposed access restrictions in certain countries. All of the aforesaid may make it more difficult for us to commercialize our therapeutic candidates.

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

After the completion of development and registration of our patents, third parties may still manufacture and/or market therapeutic candidates in infringement of our patent protected rights. Such manufacture and/or market of our therapeutic candidates in infringement of our patent protected rights is likely to cause us damage and lead to a reduction in the prices of our therapeutic candidates, thereby reducing our anticipated profits.

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

In addition, in some cases we may rely on our licensors to conduct patent prosecution, patent maintenance or patent defense on our behalf. Therefore, our ability to ensure that these patents are properly prosecuted, maintained, or defended may be limited, which may adversely affect our rights in our therepeutic products. Any failure by our licensors or development partners to properly conduct patent prosecution, patent maintenance or patent defense could harm our ability to obtain approval or commercialization of the products, thereby reducing our anticipated profits.

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

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings before regulatory agencies, including interference or re-examination proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our therapeutic candidates, as well as other disputes regarding intellectual property rights with development and/or commercialization partners, or others with whom we have contractual or other business relationships. Post-issuance oppositions are not uncommon and we, our development and/or commercialization partners will be required to defend these opposition procedures as a matter of course. Opposition procedures may be costly, and there is a risk that we may not prevail which could harm our business significantly.

Risks Related to our Ordinary Shares and American Depositary Shares

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2013 or in any subsequent year which may have negative tax consequences for U.S. investors.

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

The stock market in general and the market price of our ordinary shares on the Tel Aviv Stock Exchange and our American Depository Shares on The Nasdaq Capital Market in particular, are subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares on the Tel Aviv Stock Exchange has fluctuated in the past, and we expect it will continue to do so. It is likely that the market price of our American Depositary Shares will likewise be subject to wide fluctuations. The market price of our ordinary shares and American Depositary Shares are and will be subject to a number of factors, including but not limited to:

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

All of our outstanding ordinary shares are registered and available for sale in Israel. In addition, as of February 24, 2014, we had non-tradable warrants to purchase an aggregate of 7,087,726 ordinary shares and non-tradable warrants to purchase an aggregate of 357,896 ADSs (each representing 10 ordinary shares) and options to purchase 14,735,000 ordinary shares under our 2010 Stock Option Plan. See “Item 6. Directors, Senior Management and Employees – E. Share Ownership – Stock Option Plans.” Substantial sales of our ordinary shares or American Depositary Shares, or the perception that such sales may occur in the future, including sales of shares issuable upon the exercise of options and warrants, may cause the market price of our ordinary shares or American Depositary Shares to decline. Moreover, the issuance of shares underlying our options and warrants will also have a dilutive effect on our shareholders, which could further reduce the price of our ordinary shares and American Depositary Shares on their respective exchanges.

Should we issue ADSs or ordinary shares at a price below $9.50 or $0.95 per share, respectively, or warrants or other convertible securities pursuant to which ADSs or ordinary shares may be acquired at a price below $9.50 or $0.95 per share, respectively, we may be required to issue additional ADSs, without any new consideration, to various investors, potentially resulting in substantial dilution to you.

Pursuant to the terms of the securities purchase agreements that we entered into in December 2013 with OrbiMed Israel Partners Limited Partnership and Broadfin Healthcare Master Fund, LTD, until we consummate a financing or series of financings that result in at least $13,800,000 of gross proceeds (after taking into account the subsequent private placement announced by us on January 22, 2014), should we issue any ADSs or ordinary shares at a price below $9.50 or $0.95 per share, respectively, or warrants or other convertible or exchangeable securities pursuant to which ADSs or ordinary shares may be acquired at a price below $9.50 or $0.95 per share, respectively (other than in connection with employment arrangements and certain business combinations and strategic transactions), then we are obligated to issue additional ADSs to these investors in an amount sufficient that the total offering price paid by each such investor for its ADSs under its respective securities purchase agreement, when divided by the total number of ADSs originally issued to such investor under such securities purchase agreement plus the additional ADSs issued as a result of this lower price issuance and any additional ADSs issued as a result of any previous lower price issuances, will result in an actual price paid by the investor per ADS equal to either (i) such lower price, in the case of a subsequent issuance by us of lower priced ADSs or convertible or exchangeable securities pursuant to which ADSs may be acquired, or (ii) the product of (a) ten and (b) such lower price, in the case of a subsequent issuance by us of lower priced ordinary shares or convertible or exchangeable securities pursuant to which ordinary shares may be acquired. As this protection is a full ratchet adjustment regardless of the number of securities subsequently issued by us, it could result in substantial dilution to you should we consummate any non-exempt issuance pursuant to which ADSs or ordinary shares are acquired or may be acquired from us at a price below $9.50 or $0.95 per share, respectively.

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

An active market may not develop for our American Depositary Shares on The Nasdaq Capital Market, and this may limit the ability of our investors to sell our American Depositary Shares in the U.S.

Our American Depositary Shares began trading on The Nasdaq Capital Market last year, and an active trading market for our American Depositary Shares may never develop or may not be sustained if one develops. If an active market for our American Depositary Shares does not develop, it may be difficult to sell your American Depositary Shares.

We may incur significant additional increased costs as a result of the listing of our American Depositary Shares on The Nasdaq Capital Market, and our management may be required to devote substantial time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

As a public company in the U.S., we may incur additional significant accounting, legal and other expenses as a result of the listing of our securities on both The Nasdaq Capital Market and the Tel-Aviv Stock Exchange. These may include costs associated with reporting requirements of the Securities and Exchange Commission and the Nasdaq Marketplace Rules. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, travel costs, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. These laws, rules and regulations make it more difficult, and have made it more costly for us to obtain certain types of insurance, including director and officer liability insurance. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers and may require us to pay more for such positions.

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of complying with these additional reporting requirements.

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

We may fail to maintain effective internal controls over financial reporting, which may adversely affect investor confidence in our company and, as a result, may affect the value of our ordinary shares.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Pursuant to the JOBS Act, we are classified as an “emerging growth company,” and we are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five year transition period commencing in 2013.

Our management report regarding our internal control over financial reporting must include, among other things, disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming.

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2013, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline.

Because we became a reporting company under the Securities Exchange Act of 1934, as amended, by means of filing a Form 20-F, we may have difficulty attract the attention of research analysts at major brokerage firms.

Because we did not become a reporting company by conducting an underwritten initial public offering, we may have difficulty attracting the attention of security analysts at major brokerage firms in order for them to provide coverage of our company. The failure to receive research coverage or support in the market for our shares will have an adverse effect on our ability to develop a liquid market for our American Depositary Shares.

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

Holders of our American Depositary Shares do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the American Depositary Shares. Under Israeli law, the minimum notice period required to convene a shareholder meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of our American Depositary Shares may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our American Depositary Shares or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our American Depositary Shares in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their American Depositary Shares. Furthermore, the depositary and its agents are not responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our American Depositary Shares may not be able to exercise their right to vote and they may lack recourse if their American Depositary Shares are not voted as they requested. In addition, in the capacity as an American Depositary Share holder, they are not able to call a shareholders’ meeting.

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

We are incorporated under the laws of the State of Israel, our principle offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary.

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

Many of our employees in Israel, including members of our senior management, perform up to one month, and in some cases more, of annual military reserve duty until they reach the age of 45 or older and, in the event of a military conflict, may be called to active duty. There have also been periods of significant call-ups of military reservists, and it is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees. Such disruption could materially adversely affect our business, financial condition and results of operations.

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

Provisions of our 2010 Option Plan, Israeli law and our Articles of Association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, or an acquisition of a significant portion of our shares, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Our 2010 Option Plan provides that all options granted by us will be fully accelerated upon a "takeover" of the Company. A "takeover" is defined in our 2010 Option Plan as an event in which any person, entity or group that was not an "interested party", as defined in the Israeli Securities Law – 1968, on the date of the initial public offering of our securities on the Tel Aviv Stock Exchange, shall become a "controlling shareholder". A “controlling shareholder” for these purposes means a controlling shareholder as defined in the Israel Securities Law, 1968. See “Item 6. Directors, Senior Management and Employees – E. Share Ownership – Option Plan” for a description of interested parties under the Israeli Securities Law – 1968.

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

We have issued letters of indemnification to our directors and officers, pursuant to which we have agreed to indemnify them in advance for any liability or expense imposed on or incurred by them in connection with acts they perform in their capacity as a director or officer, subject to applicable law. The amount of the advance indemnity is limited to the higher of 25% of our then shareholders’ equity, per our most recent annual financial statements, or $5 million.

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

Our capital expenditures for the years ended December 31, 2013, 2012 and 2011 were $14,000, $5,000 and $139,000, respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.	Business Overview

We are an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of therapeutic candidates. In particular, we acquire or in-license and develop patent-protected new formulations and combinations of existing drugs in advanced stages of development. From inception, we have invested total of $1.56 million on acquisitions.

Our primary therapeutic focus is on inflammatory and gastrointestinal (GI) diseases, including cancers and related conditions.

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

Our Strategy

Our goal is to become a significant player in the development of pharmaceuticals for treatment of inflammatory and gastrointestinal (GI) diseases, including cancers and related conditions with a particular focus on improvements, enhancements and/or innovative uses of existing drugs.

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

Our six current clinical stage therapeutic candidates include “RHB-101”, “RHB-102”, “RHB-103”, “RHB-104”, “RHB-105” and “RHB-106” and related research and development programs, the most advanced of which are described below.

Our Therapeutic Candidates

RHB–101

RHB-101 is intended for the treatment of hypertension, heart failure and left ventricular dysfunction (following myocardial infarction) by means of controlled release of an active ingredient known as carvedilol, which is designed to be administered to patients on a once-daily basis. Carvedilol is a nonselective β-adrenergic blocking agent with α1-blocking activity providing its clinical effect through two different mechanisms. β-adrenergic blockade slows the heart rate and promotes its effect by decreasing the work or output of the heart. α1 adrenergic blockade is effected within the vascular system and lowers blood pressure. We believe that our once-daily RHB-101 is an improvement over existing generic carvedilol-containing drugs, which are administered several times per day.

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

Competition and Market

The pharmaceutical market targeted by RHB-101 has over 200 million users worldwide according to a 2012 report by Scrip Intelligence. According to EvaluaPharma, a provider of market intelligence for the pharmaceutical sector, generic carvedilol products entered this market in 2007. The worldwide target market of RHB-101 is estimated at a total value in excess of $500 million according to sales market data integrated from the European and U.S. 2013 sales data for carvedilol from IMS Health, a provider of information for the health care industry, and 2012 sales data of Coreg CR® from EvaluatePharma, a leading market intelligence and information resource. At present, the market can be divided into two parts:

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

In 2012, sales of Coreg CR® in the U.S. reached approximately $209 million according to the EvaluatePharma 2012 annual U.S. product sales report. Coreg CR® is not marketed in Europe. The European market of immediate release carvedilol in 2013 was in excess of $200 million according to IMS Health. In 2013, the sale of generic immediate release of carvedilol reached approximately $100 million in the U.S. according to data published by IMS Health. Consolidating sales data for both segments of the market indicate that the worldwide target market of RHB-101 is in excess of $500 million.

To the best of our knowledge, although the U.S. patent on Coreg CR® is expected to expire in the coming years, generic competitors of Coreg CR® may reach the market immediately. In particular, in 2008 Mutual Pharmaceutical Company Inc. submitted an application in the U.S. for approval of a generic version of this drug and reached an agreement with GlaxoSmithKline, pursuant to which GlaxoSmithKline agreed, after several rounds of court hearings, not to sue Mutual Pharmaceutical Company Inc. Entry of generic drugs competing with Coreg CR® may cause a significant decrease in the price of Coreg CR®, thereby reducing the current price differential between this drug and the segment of generic carvedilol-containing drugs.

Clinical Development

We are currently searching for a strategic partner to jointly develop RHB-101.

The following chart summarizes the clinical trial history and status of RHB-101:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Number of subjects	Nature and status of the trial	Schedule	Total incurred cost as of December 31, 2013

CL-EG- 01	Phase I	Pharmacokinetic (PK) comparison of once-daily administration of the product in 25 mg concentration against carvedilol, and the impact of food on the product’s absorption in the human body	Shandon Clinic, Ireland	30	30	The trial was performed and indicated that food does not have any impact on the absorption of the product	Ended in 2004	-

CL-EG- 02	Phase I	PK comparison of repeat product administration in 25 mg concentration against carvedilol	Shandon Clinic, Ireland	30	30	The trial was performed and indicated that there is PK similarity between the products	Ended in 2004	-

CL-EG- 04	Phase I	PK comparison of once-daily administration of two different product formulations in a concentration of 50 mg against carvedilol	Shandon Clinic, Ireland	12	12	The trial was performed and indicated that one of the formulations is pharmacokinetically preferable	Ended in 2007	-

CL-EG- 09	Phase I	PK comparison of once-daily administration of two different formulations of the product in a concentration of 12.5 mg against carvedilol	Shandon Clinic, Ireland	14	14	The trial was performed and indicated that one of the formulations is pharmacokinetically preferable	Ended in 2007	-

PLT-11	Pilot	Feasibility check of PK comparison of the product with Coreg CR®	RA Chem Pharma India	36	36	The trial was performed and provided initial and partial information on potential comparison with Coreg CR®	Ended in 2011	Approx. $60,000

Supplemental studies will be required as part of the RHB-101 global development program and regulatory strategy.

In March 2013, RedHill held a Scientific Advice meeting regarding RHB-101 with the Danish Health and Medicines Authority (DKMA) Based on the feedback from the DKMA, RedHill believes that no further clinical studies will be required prior to submission of the MAA. The Company plans to focus on certain chemistry, manufacturing and control modules, the completion of which is expected to allow the submission of an MAA.

In May 2013, RedHill held a Type B meeting with the U.S Food and Drug Administration (FDA) regarding RHB-101. Based on the feedback received from FDA, prior to the NDA submission, the Company will be required to conduct a comparative bioavailability study and a dose linearity study.

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

Competition and Market

Nausea and vomiting prevention (anti-emetic) treatments account for a large market share of oncology-support treatments. In 2013, the worldwide market for treatments for prevention of chemotherapy-induced nausea and vomiting was estimated to have exceeded $1.4 billion. Of this market, 5-HT3 serotonin receptor inhibitors are estimated to have exceeded $940 million in 2013 (RHB-102 belongs to this family of inhibitors) according to 2013 sales data reports from EvaluatePharma.

To the best of our knowledge, the main competitors of RHB-102 are other 5-HT3 serotonin receptor inhibitors. This class of medication is derived from the active ingredient ondansetron (such as the generic drug marketed in the U.S. under the trade name Zofran®, produced by GlaxoSmithKline). Additional first-generation generic drugs from the same family contain the active ingredient granisetron (marketed in the U.S. under the name Kytril®, produced by Hoffman-La Roche Ltd.) or the active ingredient dolasetron (marketed in the U.S. under the name of Anzemet®, produced by Sanofi-Aventis Group). In addition, a second-generation drug containing the active ingredient palonosetron is still under patent and marketed in the U.S. under the name Aloxi, by Eisai Pharmaceuticals Inc., or Eisai.

Zofran® is a leading 5HT-3 serotonin receptor inhibitor drug, reaching worldwide sales of approximately $106 million in 2013 according to data from EvaluatePharma. This drug contains the active ingredient ondansetron and became generic in December 2006. The drug is available in oral tablet and intravenous (IV) formulations. The price of the drug varies broadly and reaches up to $85 for a single chemotherapy treatment.

Granisetron and dolasetron are additional first-generation generic drugs from the same family of 5HT-3 serotonin receptor inhibitors. Although there are no significant differences in the mechanisms of action between them and ondansetron, sales of ondansetron products exceed those of granisetron and dolasetron. The generic drugs containing these active ingredients are available both orally and intravenously and by transdermal patch. The price of the Granisetron tablets is approximately $40-$60 for each chemotherapy treatment (5 days of anti-emetic therapy) and the price of Anzemet® (dolasetron) tablets is approximately $350 for each chemotherapy treatment (5 days of anti-emetic therapy). Their relatively high cost is one of the reasons that ondansetron-based drugs are more widely used.

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

The potential advantages of RHB-102 compared to Zofran® are significant. A single dose of RHB-102 is anticipated to prevent chemotherapy or radiotherapy induced nausea and vomiting over a time window of approximately 24 hours. This effectiveness period is significantly longer than the effective time of Zofran® 8mg, which is indicated to be administered several times a day. This is potentially advantageous for cancer patients undergoing chemotherapy and radiation treatments that would prefer to avoid the need to take additional drugs (tablets) during the day after the treatment, when they may suffer attacks of nausea and vomiting.

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

In September 2013, we completed a single-dose fed/fasted crossover study of RHB-102. The increase in bioavailability for the extended-release formulation after administration in the fed state is consistent with the pharmacokinetics of Zofran® (ondansetron) immediate release formulation in the fed state.

In October 2013, we completed a 3-way crossover comparative bioavailability study of RHB-102 given once daily for 5 consecutive days vs. Zofran 8mg given twice daily for two days (the approved regimen for Moderately Emetogenic Chemotherapy Induced Nausea and Vomiting (MECINV) vs. Zofran 24mg in single administration given for one day (the approved regimen for Highly Emetogenic Chemotherapy Induced Nausea and Vomiting HECINV).

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

The following chart summarizes the clinical trial history and status of RHB-102:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Number of subjects	Nature and status of the trial	Schedule	Total incurred cost as of December 31, 2013

Biovail 838332783283	Phase I	PK test of three different formulations of the product in a concentration of 24 mg compared to Zofran 8 mg administered 3 times per day	Biovail Contact Research, Canada	30	30	The trial was performed and indicated that one of the formulations is suitable for continuing the development process	Ended in 2007	-

ODO-P1-494	Comparative Bioavailablity	Comparison between once-daily administration of several formulations of RHB-102 to administration of Zofran® 8mg three times per day, 8 hours apart	Algorithme Pharma, Canada	26	26	Successfully completed the study, meeting its objectives of bioequivalence as defined by U.S. Food and Drug Administration	Ended in Q2 2012	Approx. $1.7 million

ODO-P2-665	Comparative Bioavailability	Comparison of the bioavailability of RHB-102 with and without food	Algorithme Pharma, Canada	14	14	Successfully completed the study	Completed in September 2013	$0.1 million

ODO-P3-520	Comparative Bioavailability	Study of ondansetron plasma accumulation over multiple day dosing of RHB-102, in comparison with administration of Zofran® 8mg twice per day for 2 days, in comparison to Zofran® 24mg given once	Algorithme Pharma, Canada	18	18	Successfully completed the study	Completed in October 2013	$0.3 million

ODO-P4-420	Comparative Bioavailability	Comparison of the bioavailability of RHB-102	Algorithme Pharma, Canada	18		To support EU regulatory path	Expected to start in Q 2 2014

To be determined	Phase III	Randomized double blind placebo controlled phase III study in undisclosed indication	To be determined	To be determined		Evaluating the safety and efficacy of RHB-102 in a new undisclosed indication	To be determined

In light of the positive results of the clinical trials, we are currently in discussions with the U.S. Food and Drug Administration regarding the U.S. marketing approval pathway for RHB-102. In view of the ongoing discussions with the U.S. Food and Drug Administration, and in parallel to pursuing an NDA for chemotherapy and radiotherapy induced nausea and vomiting, we are pursuing an additional new indication. If approved by the U.S. Food and Drug Administration, we expect that the new indication would significantly expand the potential market opportunity for RHB-102, and we are considering to conduct a Phase III study in order to provide support for the submission of an NDA targeting this additional indication.

In parallel to exploring approval pathways in the U.S. for multiple indications, we are planning to pursue a Marketing Authorization Application (MAA) in Europe for chemotherapy and radiotherapy induced nausea and vomiting. To that extent, we intend to conduct a comparative bioavailability study of RHB-102 against the European sourced Zofran reference listed drug, as required by European regulations.

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

Competition and Market

To the best of our knowledge, the main marketing competitors of RHB-103 are oral drugs from the triptan family, such as rizatriptan from Merck and Co., Inc., which is marketed in the U.S. under the name of Maxalt® and in generic form since 2012, and sumatriptan, produced by GlaxoSmithKline and marketed in the U.S. as Imitrex® and in generic form since 2006. The target market for RHB-103 is the triptan market, which was estimated at approximately $1 billion worldwide in 2013 according to a 2013 annual sales report from EvaluatePharma, a leading market intelligence and information resource.

In December 2012, the patent on rizatriptan expired and as of the date of this filing, there are various generic versions of Maxalt® and of MaxaltMLT® available for prescription. According to the 2013 annual report of Merck and Co., Inc., the worldwide direct sales of Merck and Co.'s rizatriptan based drugs in 2013 were $149 million. According to an article in the journal Current Pain and Headache Reports 2004 by Dr. David W. Dodick et. al., Rizatriptan (Maxalt®) is considered one of the oral triptans with the highest effectiveness among the triptan family.

Until December 2012, sumatriptan was the leading generic triptan competitor on the market. While its price is generally lower than the rizatriptan based drugs on the market, it ranks lower than these drugs in terms of effectiveness. We believe that this limited efficacy will likely also be true with respect to the single-use, battery-powered patch that actively delivers sumatriptan which was developed by NuPathe, Inc., approved by the FDA in January 2013 and acquired by Teva Pharmaceutical Industries Ltd.

We believe that RHB-103 will compare favorably to the other triptan drugs due to the fact that it is delivered through oral dissolution, rather than through conventional tablets. This feature may be especially appealing to migraine patients who suffer from migraine-related nausea, which according to an article published by Lipton RB et al. is estimated to affect 80% of all of total migraine population. We believe that RHB-103 will also be advantageous to pediatric and geriatric populations who often struggle with swallowing capsules with water.

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

Based on the clinical trial and the outcome of the pre-NDA meeting, we and IntelGenx Corp. filed an New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) for U.S. marketing approval under the 505(b)(2) regulatory path for RHB-103 in March 2013. FDA indicated that the NDA is subject to a standard 10-month review period and will have a Prescription Drug User Fee Act ("PDUFA") goal date of February 3, 2014. The PDUFA action goal date is the targeted date for FDA to complete its review of the NDA.

On February 4, 2014, we and IntelGenx Corp. announced that we had received a complete response letter from FDA indicating certain matters that would need to be addressed prior to obtaining approval for marketing. These matters related primarily to third party Chemistry, chemistry, manufacturing and controls issues, as well to packaging and labeling of the film. The FDA’s letter did not raise any safety issues or questions regarding the results of the clinical trials. As such, we believe that responses to these questions can be delivered to FDA within a few weeks.

In November 2013, we and IntelGenx Corp. reported a positive European Scientific Advice meeting with the German Federal Institute for Drugs and Medical Devices (BfArM) regarding RHB-103. The Scientific Advice meeting with the BfArM provided sufficient clarity with regard to the regulatory path. Consequently, RedHill plans to conduct a small bioavailability study comparing RHB-103 to the European reference product for the purpose of submitting a Marketing Authorization Application (MAA) for marketing approval of RHB-103 in the EU in 2014.

The following chart summarizes the clinical trial history status of RHB-103:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Number of subjects	Nature and status of the trial	Schedule	Total incurred cost as of December 31, 2013

PLT—008-09	Phase I	PK comparison with a parallel product	RA Chem Pharma, India	10	10	The trial was performed and indicated similarity between the PK profile of the product and the profile of the reference product	Ended in 2009	-

RZA-P9-688	Comparative Bioequivalence	PK comparison with Maxalt MLT®	Algorithme Pharma, Canada	26	26	Successfully completed the study demonstrating bioequivalence as defined by U.S. Food and Drug Administration	Ended in Q2 2012	Approx. $1.1 million
RZA-P3-697	Comparative Bioequivalence	PK comparison with Maxalt Lingua	Algorithme Pharma, Canada	26	26	Expected to start in Q1 2014	RZA-P3-697	Comparative Bioequivalence

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

RHB-104 is a patented combination of clarithromycin, clofazimine and rifabutin, three generic antibiotic ingredients, in a single capsule and was developed to treat Mycobacterium avium paratuberculosis, or MAP, infections in Crohn’s disease. According to a 2007 article in The Lancet Infectious Diseases by Feller et. al., which contains a meta-analysis of 18 published scientific and clinical studies, Crohn’s disease patients are seven times more likely to be infected with MAP than non-Crohn’s patients.

To date, Crohn’s disease has been considered to be an autoimmune disease, but the exact pathological mechanism is unclear. Dr. Robert J. Greenstein suggested in The Lancet Infectious Diseases, 2003 that Crohn’s disease is caused by MAP, the same organism responsible for a major cause of disease in animal agriculture production, domestic and wild animals. This hypothesis is supported by an expanding number of scientific and clinical studies published in peer reviewed journals since a National Institute of Allergy and Infectious Diseases conference that focused on MAP in Crohn’s disease took place in 1998. Specific genetic loci like NOD2 have been implicated in Crohn’s disease and are suspected of decreased recognition of MAP in the body.

In 2011, we obtained U.S. Food and Drug Administration “Orphan Drug” status for RHB-104 for the treatment of Crohn’s disease in the pediatric population. See – “Government Regulations and Funding Orphan Drug Designation.”

The formulation for RHB-104 is presently complete and manufacturing of the all-in-one capsules for our clinical trials and NDA submission is currently in process. Stability testing of the clinical trial material is ongoing.

We acquired the rights to RHB-104, RHB-105 and RHB-106 pursuant to an asset purchase agreement with Giaconda Limited, a publicly traded Australian company. See “Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.”

In recent years, a diagnostic technology enabling the identification of the presence of MAP bacterial DNA in patients was developed and patented by Professor Saleh Naser of the University of Central Florida in Orlando. On September 15, 2011, we entered into an agreement with the University of Central Florida Research Foundation, Inc., pursuant to which we acquired the exclusive rights in this patented diagnostic test. See “– Acquisition and License Agreements – License Agreement related to RHB-104.”

On February 12, 2012, we entered into an agreement with Quest Diagnostics Ltd. to develop a commercial diagnostic test for detecting the presence of MAP bacteril DNAa in the blood based upon the rights we acquired from University of Central Florida Research Foundation, Inc. We intend to use this test in connection with our planned RHB-104 clinical trials and potentially in future commercial applications of RHB-104.

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

The MAP bacterium is suspected of being a major factor in causing the inflammatory symptoms of Crohn’s disease patients. According to a study by Professor Saleh Naser et. al. in 2004 in The Lancet Infectious Diseases, approximately 40-50% of Crohn’s disease patients have been found to be infected with these bacteria. EvaluatePharma, a leading market intelligence and information resource, estimates the market of drug treatments for Crohn’s disease to have exceeded $4 billion worldwide in 2013 and estimates the worldwide market for drug treatment of Crohn’s disease to reach $5 billion by 2015.

Competition

Unlike other drugs on the market for the treatment of Crohn’s disease which are immunosuppressive agents, RHB-104 is intended to directly address the suspected cause of the disease, MAP bacterial infection. To the best of our knowledge, there is no other drug approved for marketing that targets infections of MAP bacteria in Crohn’s disease patients.

Currently available drugs on the market for the treatment of Crohn’s disease offer only symptomatic relief, the effects of which are largely temporary and accompanied by numerous adverse effects. A report of these side effects is shown in the following chart published by Dr. Carol Nacy et. al. in a report from the American Academy of Microbiology that was published in June 2007.

Drug Family	Example of Drug from the Family	Effect	Common Side Effects

Corticosteroids	Prednisone	Relatively good effectiveness, for some patients only.	Headaches, swinging moods, muscle and bone weakness, heart failure, diabetes and risk of infections.

Immunomodulatory drugs	6-Mercaptopurine Methotrexate	High effectiveness, but only for a certain time and for some patients.	Suppresses the immune system causing risks of infection or even cancer, negative side effects on the liver, kidneys and blood.

Biological agents –Anti-TNF-α drugs. The TNF (Tumor Necrosis Factor) is a component of the immune system.	infliximab Adalimumab Certolizumab pegol	Administered intravenously (IV) or subcutaneously every 1-8 weeks. Effective for some patients (30-40%). Effectiveness decreases over time.	Suppresses a central component of the immune system. Risk of infectious diseases, cancer and damage to the nervous system.

We may also be exposed to potentially competitive products which may be under development to treat Crohn’s disease, including Sequella’s CM Analog, an innovative cellular therapy with stem cells by Hospital Clinic in Barcelona, Spain, which is in early stage of development, and new biological and other anti-TNFα therapies which are under development to treat Crohn’s disease.

Clinical Development

We are currently conducting our first clinical trial in North America and Israel (MAP US), and potentially other countries, as well as preparing a second clinical trial in Europe, before potentially submitting applications for marketing approval for RHB-104 from the U.S. Food and Drug Administration through the 505(b)(2) regulatory path. These trials, based on the analysis and data of a Phase III trial conducted in Australia, are designed as a Phase III trial for Crohn’s disease patients in North America and Israel, and a Phase III trial for Crohn’s disease patients in at least six countries in Europe. In the Phase III clinical trial in Australia, sponsored by Pharmacia and published by Professor Warwick Selby et al in 2007 in the medical journal Gastroenterology, the primary objectives were to evaluate the ratio of patients with recurrent symptoms of the disease following initial induction of remission with16 weeks of treatment. Subjects were subsequently assessed at 52, 104 and 156 weeks. The main secondary objective was the percent of patients whose achieved clinical remission at 16 weeks. Although the study did not meet the main objective of showing a difference in relapse rate with long-term treatment, there was a statistically significant difference between the treatment groups in the percentage of subjects in remission at week 16. Professor Marcel Behr and Professor James Hanley from McGill University published a re-analysis of the study in The Lancet Infectious Diseases in June 2008 based on the intent-to-treat (ITT) principle and found that there was a significant statistical advantage for the active therapy over the placebo throughout the period of administration that disappeared once the active therapy was discontinued.

The trial of RHB-104 in North America and Israel is being led by Professor David Y. Graham, MD, from Baylor College of Medicine, Houston, Texas, U.S., while the clinical trial of RHB 104 in Europe will be led by Professor Colm O’Morain, MD, of Meath and Adelaide Hospital, Dublin, Ireland.

We are also currently examining the possibility of carrying out clinical trials on pediatric patients that suffer from Crohn’s disease, a population for which RHB-104 received “Orphan Drug” status in 2011. If successful in these trials, we intend to apply for regulatory approval of a pediatric indication of RHB-104.

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

Subsequent to our discussions with the U.S. Food and Drug Administration for approval to conduct the North American trial based upon an Investigative New Drug (IND) approved by the U.S. Food and Drug Administration on July 18, 2007, we made a number of changes to the original protocol. On August 29, 2012, we revised the IND filed by Giaconda with the submission of a new Phase III protocol to the U.S. Food and Drug Administration, and after 30 days, the IND became effective. Based upon the response from the U.S. Food and Drug Administration on issues relating to the clinical study, additional changes have been made, and will be made, to the clinical study in North America and Israel.

Approximately 240 Crohn’s disease subjects are expected to participate in the clinical trial in North America and Israel, and potentially other countries. Half of the patients will receive RHB-104 and half will receive a placebo drug over a period of approximately six months to determine efficacy, with and additional follow 6 month follow-up period to further investigate efficacy, maintenance and safety. A Clinical Trial Application (CTA) may be submitted in Europe in the coming months.

The following chart summarizes the clinical trial history and status of RHB-104 and its earlier individual active agents:

Clinical trial author/design- nation	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Number. of subjects	Nature and status of the trial	Schedule	Total incurred cost as of December 31, 2013

Borody 2002	Phase IIa	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	12	12	Performed	Ended in 2002

Borody 2005	Phase II	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	52	52	Performed	Ended in 2005

Selby	Phase III	Examining the effect of the treatment with the product on Crohn’s disease patients	20 clinical centers in Australia	213	211	The trial was performed and indicated promising improvement rates, although it did not meet the main trial objective, as defined	Published in 2007

Biovail PK study 2007	PK Study	Optimize the formulation of RHB-104 on a PK basis.	Toronto, Ontario	24	24	Trial compared two formulations to determine the optimum formulation for RHB-104	Ended in 2007

MAP US	Phase III (N. America and Israel – “MAP US”)	Examining the product’s effectiveness in alleviating symptoms of Crohn’s disease in patients	Approx. 37 clinical centers in the US, 11 in Israel and 5 in Canada	240		Phase III trial in North America and Israel has commenced	First patient entered study in Q3 2013	$5.1 million

To be determined	Phase III (Europe – “MAP Europe”)	Examining the product’s effectiveness in alleviating symptoms of Crohn’s disease in patients	To be determined	To be determined		Under examination

Food Effect Study	Phase I PK Study	Examining the effect of food versus fasting on the pharmacokinetics of the product	Quebec, Canada	84	84	In process	Clinical Study Report expected mid-February, 2014

RHB-P2-753	Phase 1	Drug-drug interaction study	Algorithme Pharma, Canada	36			Expected to start in Q1 2014

Supplemental studies will be required as part of the RHB-104 global development program and regulatory strategy.

We cannot predict with certainty our development costs and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

Multiple Sclerosis

We have performed several pre-clinical studies including three pre-clinical studies in an experimental autoimmune encephalomyelitis (EAE) mouse model of Multiple Sclerosis (MS) to investigate the potential impact of RHB-104 in treating MS. The first pre-clinical study measured cytokine production (biomarkers of inflammation) and demonstrated that the RHB-104 treatment led to a significant reduction of pro-inflammatory cytokine concentrations of IL-6 and TNF, which are associated with inflammation and MS, compared to the control group. The second pre-clinical study measured the efficacy of RHB-104 as prophylactic therapy, and the treatment with RHB-104 demonstrated a significant reduction in the inflammatory area and level of demyelination, compared with the control group. The third pre-clinical study measured relapses, demonstrating RHB-104’s efficacy in significantly reducing the incidence of relapse, compared with the control group. Following these pre-clinical studies, we are conducting a Phase IIa proof of concept clinical trial at two sites in Israel. This clinical trial was initiated in June 2013 with interim results expected during the fourth quarter of 2014.

MS is an inflammatory, demyelinating, and neurodegenerative disease of the central nervous system of uncertain etiology that exhibits characteristics of both infectious and autoimmune pathology. There is a growing consensus in the medical community that a dysregulated immune system plays a critical role in the pathogenesis of MS.

The following chart summarizes the clinical trial history and status of RHB-104-MS:

Trial name	Development phase	Purpose of the trial	Clinical trial sites	Planned number of subjects of the trial	Number. of subjects currently enrolled	Nature and status of the trial	Schedule	Total incurred cost as of December 31, 2013

Experimental Autoimmune Encephalomyelitis (EAE) Mouse T-cell Function Study	Pre-Clinical	Measure cytokine production as a measure of inflammation in EAE mice treated with RHB-104 vs. negative controls	-				Completed 2012

Experimental Autoimmune Encephalomyelitis (EAE) Prophylaxis Study	Pre-Clinical	Scoring EAE severity in mice treated prophylactically with RHB-104 vs. negative controls	-				Completed 2012

Experimental Autoimmune Encephalomyelitis (EAE) Relapse Study	Pre-Clinical	Scoring EAE severity in mice treated with RHB-104 vs. negative and positive controls	-				Completed 2012

Lipopolysaccharide (LPS)-induced cytokine production study	Pre-Clinical	Measure LPS induced cytokine production in C57BL/6 mice treated with RHB-104 vs. negative and positive controls	-				Completed 2013

CEASE-MS	Phase IIa	Exploratory	Israel	16	0	In process	Interim results expected in Q1 2015	$0.3 million

Additional studies will be required as part of the RHB-104 Multiple Sclerosis global development program and regulatory strategy.

We cannot predict with certainty our development costs and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

RHB-105

RHB-105 is intended for the eradication of H. Pylori bacterial infection in the gastrointestinal tract. RHB-105 is a combination of three approved drug products – omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for digeston of food in the stomach), and amoxicillin and rifabutin which are antibiotics. RHB-105 is administered to patients orally.

Chronic infection with H. Pylori irritates the mucosal lining of the stomach and small intestine. The original discovery of the H. Pylori bacteria and its association with peptic ulcer disease, warranted the Nobel Prize in 2005. H. Pylori infection has since been associated with a variety of outcomes which include: dyspepsia (non-ulcer or functional), peptic ulcer disease (duodenal ulcer and gastric ulcer), primary gastric B-cell lymphoma, vitamin B12 deficiency, iron deficiency anemia and gastric cancer.

Gastric cancer is the second most frequent cancer worldwide and is associated with a poor prognosis (5-year survival rate of only 10-15% in patients with advanced disease). Almost all gastric cancer is now known to be attributable to H. pylori infection, and H. pylori eradication seems to either eliminates, stabilizes, or reduces risk for progression to gastric cancer, depending upon the severity and extent of damage present when the H. pylori infection is cured.

As noted above, we acquired the rights to RHB-105 pursuant to an agreement with Giaconda Limited. See “– Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.”

Competition and Market

The most popular treatments of H. Pylori type bacteria combine clarithromycin or metronidazole antibiotics with amoxicillin and a proton pump inhibitor. Such current standard of care treatments fail in more than 20% of the patients due to the development of antibiotic resistance, as reported by Dr. Lennita Wannmacher in a 2011 report submitted to the World Health Organization. The potential advantage of RHB-105 over these drugs (such as PrevPac® of Takeda Pharmaceuticals NA and Pylera® of Aptalis Pharma) was shown in a Phase II study comprising 130 subjects, in which RHB-105 was shown to eradicate H. Pylori in over 90% of treated patients who failed previous eradication attempts using the current standard of care treatment, as published in the 2006 study report by Dr. TJ. Borody, et. al. in Alimentary Pharmacology & Therapeutics.

Approximately three million H. Pylori infected patients are treated per annum in the U.S. according to a 2007 report by Colin W. Howden, MD, et. al. in The American Journal of Managed Care. Based on this figure, combined with the price of current treatments, we estimate that the U.S. market of RHB-105 to be between $1 billion and $1.5 billion.

Clinical Development

RHB-105 completed a Phase II clinical trial in Australia. A phase III study in the US is currently underway. We intend to seek marketing approval for RHB-105 from the U.S. Food and Drug Administration through the 505(b)(2) regulatory path.

We entered into an agreement with Professor David Y. Graham, MD, from Baylor College of Medicine, Houston, Texas, U.S., to serve as the lead investigator of the first Phase III clinical trial of RHB-105.

The following chart summarizes the clinical trial history and status of RHB-105:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number. of subjects of the trial	Number of Subjects	Nature and status of the trial	Schedule	Total incurred cost as of December 31, 2013

-	Phase IIa	Examining the product’s effectiveness in treating H. Pylori infections in patients for whom standard of care had failed to treat the infection	Center for Digestive Disease, Australia	130	130	The trial was performed and indicated that the treatment is effective for bacteria patients for whom standard of care had failed to treat the infection	Ended in 2005	-

TBD	Comparative Bioavailability	Comparing the bioavailability of RHB-105 to the bioavailability of an equivalent dose of commercially available active ingredients	Algorithme Pharma Canada	16	15	Successfully completed	Completed in December 2013	$0.2 million

ERADICATE Hp	Phase III	Examining the effectiveness, safety and pharmacokinetics of the final formulation	8 sites in the US	90	TBD	Initiated Actively enrolling patients	Completion expected by 3Q2014first patient dosed in Dec 2013	$0.9 million

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

Competition and Market

According to a 2012 report by EvaluatePharma, the world market of products intended for cleansing the gastrointestinal system was estimated at approximately $1.4 billion in 2013.

To the best of our knowledge, the main competitors for RHB-106 are gastrointestinal cleansing products based on polyethylene glycol (PEG 3350). These products are delivered in the form of water-soluble powder, and require users to drink between 2-4 liters of solution before performance of the gastroenterological procedure. In addition to the need to drink considerable amounts of solution, a common side effect that raises difficulties with users is the accompanying harsh and unpleasant taste leading to potential difficulties with patient compliance. RHB-106 offers the potential for improved patient compliance because it is tasteless and eliminates the need for drinking liters of poor tasting electrolyte solution. RHB-106 also has an advantage compared to currently available tableted products in the field, in that it does not contain sodium phosphate, an active ingredient linked with a risk of nephrotoxicity.

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

A leading product among the PEG 3350 family of products is MoviPrep®, marketed by Salix Pharmaceuticals, Inc. in the U.S. and by Norgine in Europe. Its price in the U.S. varies from $40 to $60 per dose. It requires drinking of about 2 liters of solution and some users report it has an unpleasant taste. EvaluatePharma, a leading market intelligence and information resource, estimates that the annual U.S. sales of MoviPrep® in 2013 were approximately $77 million. The potential advantage of RHB-106 over the current competitor products of the PEG 3350 type (such as MoviPrep®), as well as over PicoPrepTM, is that it is tasteless, eliminates the need to drink several liters of solution, and spares the patient the exposure to the harsh tastes that may accompany these products. RHB-106 also does not fall under the black box warning against nephrotoxicity issued by the U.S. Food and Drug Administration in December 2008 with respect to currently marketed capsule preparations which are based on sodium phosphate.

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

RHB-106 is currently in the final formulation stages. We intend to seek marketing approval from the U.S. Food and Drug Administration through the 505(b)(2) regulatory path.

The following chart summarizes the clinical trial history and status of RHB-106:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical site	Planned number of subjects of the trial	Number of subjects	Nature and status of the trial	Performance schedule	Total incurred cost as of December 31, 2013

-	Phase IIa	Comparison of the product’s effectiveness and safety with an existing products	Center for Digestive Disease, Australia	60	60	Performed	Ended in 2005	-

Supplemental studies will be required as part of the RHB-106 global development program and regulatory strategy.

We cannot predict with certainty our development costs and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

Summary

A summary of our therapeutic candidates’ key programs is provided below:

Name of Product	Relevant Indication	Potential Advantages Over Most Existing Treatments	Development Stage	Rights in the Product

RHB-101	Heartfailure and hypertention	Once-daily oral administration, reduced food affect, reduced does (less API)	Under review, additional preparations required prior to marketing application	Worldwide, exclusive license

RHB-102	Oncology support anti-emetic and potentially another indication	Reduced number of drug administrations, improved compliance and adherence	Under review and discussions with FDA regarding marketing approval application	Worldwide, exclusive license

RHB-103	Acute migraine	Avoids exacerbation of nausea, administration without water, ease of use, convenient portability and discrete carriage and use	NDA filed and accepted, Complete response letter (CRL) received and response is being prepared. Planned European marketing application subject to a bioequivalence study	Worldwide, exclusive license and co-development

RHB-104	Crohn’s disease	Novel mechanism of action and improved clinical benefit (targeting suspected underlying cause of Crohn's disease	Phase III study in N. America and Israel ongoing	Acquired all rights to the product, worldwide and exclusive

RHB-104	Multiple Sclerosis (MS)	Oral formulation targeting suspected underlying cause of MS	Phase IIa study in Israel ongoing	Acquired all rights to the product, worldwide and exclusive

RHB-104	Rheumatoid Arthritis (RA); Systemic Lupus Erythematosus (SLE)	Oral formulation targeting suspected underlying cause of RA and SLE	Completed pre-clinical studies	Acquired all rights to the product, worldwide and exclusive

RHB-105	H. Pylori infection	Improved efficacy, potential to overcome bacterial resistance, all-in-one pill	Phase III study in the U.S. ongoing	Acquired all rights to the product, worldwide and exclusive

RHB-106	Bowel preparation	Oral pill to avoids severe bad taste; No known nephrotoxicity issues	In preparation for Phase II/III studies	Acquired all rights to the product, worldwide and exclusive

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

SCOLR Pharma Inc. announced during 2013 that it had ceased business operations. Under the terms of the license agreement with SCOLR, should SCOLR file for bankruptcy, RedHill has the protection afforded to the licensee under the United States Bankruptcy Code. We are taking active steps to further safeguard our rights under the RHB-102 license agreement. “Item 3. Key Information – D. Risk Factors – Risk Related to Our Business and Regulatory Matters – If we are not able to secure patents related to RHB-102, our ability to commercialize RHB-102 or enter into commercialization agreements with potential partners with respect to this product may be adversely affected.”

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

Pursuant to the agreement, as amended, the parties agreed on joint product development activities. Accordingly, IntelGenx Corp. agreed to devote sufficient resources (subject to the approved budget in the agreement) in order to conduct clinical trials and file an application with the U.S. Food and Drug Administration for marketing of the product, and we agreed to finance the balance of the development in the amount of approximately $$1.1 million.

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

In consideration for the license, we made up-front and milestone payments in the aggregate amount of $800,000 and we are required to make additional milestone payments of up to $500,000 upon receipt of U.S. Food and Drug Administration marketing approval for the product.

In addition, we are required to make royalty payments to IntelGenx Corp. of 20% of net sales if the product is marketed by us and 60% of the first $2 million of net sublicense fees, and 40% of net sublicensing fees thereafter, if the product is marketed by sublicensees. However, if we bear the regulatory costs in a sublicense arrangement, royalties will be 20% of net sublicense fees until we recover these costs, plus 10% interest, and if IntelGenx Corp. bears such costs, royalties will be 70% of net sublicense fees.

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

Acquisition of RHB-104, RHB-105 and RHB-106

On August 11, 2010 we entered into an asset purchase agreement with Giaconda Limited, a publicly traded Australian company, pursuant to which Giaconda Limited transferred all of its patents, tangible assets, production files, regulatory approvals and other data related to the “Myoconda”, “Heliconda” and “Picoconda” products to us. We renamed these products RHB-104, RHB-105 and RHB-106, respectively. Giaconda Limited further transferred to us products in process, product samples and raw materials, as well as certain rights of first refusal with respect to intellectual property in relation to digestive condition treatments. The agreement excluded from the transfer the rights to two other products of Giaconda Limited that are not related to RHB-104, RHB-105 and RHB-106. However, to the extent that the intellectual property associated with these two other products shall be required for the research, development, manufacture, registration, import/export, use, commercialization, distribution, sale and/or offer for sale of any of RHB-104, RHB-105 and RHB-106, Giaconda Limited granted us an exclusive worldwide assignable right to such intellectual property for such purposes. The closing under this agreement occurred on August 26, 2010.

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

License Agreement for MAP diagnostic test related to RHB-104

On September 18, 2011, we entered into a license agreement with the University of Central Florida Research Foundation, Inc. pursuant to which we were granted an exclusive license for all indications and medical uses to a patent-protected diagnostic test that identifies the presence of MAP bacterial DNA in peripheral blood through DNA testing. The license covers future commercial use of the test, including its manufacture, marketing, sale and commercialization.

Under the agreement, we may grant sublicenses for the test with the consent of the University of Central Florida Research Foundation, Inc., which consent may not be unreasonably withheld.

In consideration for the license, we made one-time payment and another annual payment for the minimum royalty payment in year two of the agreement in the aggregate amount of $55,000, and we are required to make additional annual minimum royalty payments of $15,000 in year three, $20,000 in year four and $35,000 each every year thereafter. These annual minimum payment amounts will be deducted from future royalty payments.

In addition, we are required to make royalty payments equal to payments 7% of future sales, or an annual minimum amount noted above, as well as 20% of payments we receive from granting sublicenses.

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

License of Two Additional Therapeutic Candidates

On October 21, 2012, we signed a term sheet for an exclusive worldwide licensing agreement with SCOLR Pharma Inc.

for two proprietary therapeutic candidates, both extended release proprietary formulations of currently available pharmaceutical products, subject to completion of due diligence and execution of a binding agreement. We have elected not to enter into a binding agreement to acquire these two products from SCOLR Pharma. SCOLR Pharma Inc. announced during 2013 that they had ceased business operations. See "- License Agreement for RHB-102" above.

Master Service Agreement with 7810962 Canada Inc.

On April 28, 2011, we entered into a master service agreement, which was later amended, with 7810962 Canada Inc., our Canadian service provider for various project management services. According to the agreement, as amended, we agreed to pay our Canadian service provider a monthly fee of $7,500. The agreement allowed our Canadian service provider to enter into service agreements with third parties for the relevant services. The agreement may be terminated by either party upon 30 days’ advance notice.

The agreement with our Canadian service provider provides that certain research and development services related to our projects will be carried out pursuant to our specific requests and upon the signing of specific agreements for each project. Such agreements shall include a description of the required services, service terms and fees. To date, we, through our Canadian service provider, have entered into manufacturing, clinical services and regulatory agreements with respect to RHB-102, RHB-104 and RHB-105.

Furthermore, pursuant to the agreement, the Canadian service provider may provide us with a discount to the research and development services with respect to incentives programs from various authorities that may be granted to the Canadian service provider in the future. As of December 31, 2013, we had received from our Canadian service provider total discounts of approximately $0.6 million, and our Canadian service provider estimates additional discount until December 2013 to be approximately $0.4 million.

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

On October 21, 2012, we entered into a new agreement with our Canadian service provider which, in turn, entered into a back-to-back agreement with Corealis Pharma Inc. to complete the manufacturing and supply of RHB-104 for our clinical trials. Pursuant to this agreement and subsequent amendments, the manufacturer is entitled to receive total amount of approximately $464,000 in connection with completion of various milestones during the production and stability tests periods and the reimbursement of various expenses. All manufacturing will be done under GMP. Milestone payments will be triggered upon the performance by the manufacturer of various services, such as manufacturing process, project management support and regulatory support, analytical work and stability work. Actual payment amounts may deviate significantly due to changes in the manufacturing processes, the cost of raw materials, laboratory tests and other expenses, subject to the consent of the parties. Milestones are currently expected to be achieved over the next two years. The total costs of the manufacturing agreements with the Canadian service provider are expected to be approximately $1.9 million. See “– Master Service Agreement with 7810962 Canada Inc.” for a description of our agreement with our Canadian service provider.

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

Pursuant to this agreement, as amended, the manufacturer is entitled to receive approximately $462,000, payable in upon the completion of milestones during the production periods and reimbursement of certain expenses over a period of approximately 3 years. Milestone payments will be triggered upon the performance by the manufacturer of various services, such as raw materials sourcing, formulation and manufacturing work, development, manufacturing process, project management support and regulatory support, analytical work and stability work. Actual payment amounts may deviate significantly due to changes in the manufacturing processes, the cost of raw materials, laboratory tests and other expenses, subject to the consent of the parties. Milestones are currently expected to be achieved over the next few years.

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

Clinical Services Agreement related to RHB-104

On June 15, 2011, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with inVentive Health (f/k/a PharmaNet Canada Inc.), a subsidiary of an international CRO company, and other related entities, for the purpose of performing the clinical trials for RHB-104. inVentive Health specializes in the performance of clinical trials and pursuant to the agreement is responsible for the performance of the clinical trials, including entering into agreements with medical centers to perform the trials, supervision of the performance and progress of the trials and the analysis of the results, all pursuant and subject to applicable regulatory requirements.

Pursuant to this agreement and subsequent amendments, inVentive Health is entitled to receive $10.5 million in connection with the Phase III clinical trial in North America and Israel. The fee includes payment of $5 million in connection with professional services to be provided by inventive Health, as well as reimbursement of investigator grant costs and pass-through costs to be paid during the trials. The payments will be spread over the period of the clinical trials and based upon quarterly administration fees, milestones payments of up to $4.8 million based on patient recruitment, completion of subject dosing and report preparation, investigators grants paid to research centers that participate in the trail, as well reimbursements of certain expenses. These fees, however, may vary widely from time to time in accordance with the final clinical trials protocol and payments to be made to third parties, such as investigator grants costs.

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

In March, 2012, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with inventive Health for the provision of clinical trial services, for pediatric trial of RHB-104.

See “– 4.10 Amendment to Clinical Services Agreement, dated June 15, 2011, by and between RedHill and 7810962 Canada Inc.” for a description of our agreement with our Canadian service provider.

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

We have rights either through assignment, asset purchase or in-licensing to a total of 136 issued patents and 22 patent applications. The patents and patent applications are registered in various jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

RHB-101

One family of our patents and patent applications is in-licensed by us and is comprised of ten issued patents. This family is entitled “Controlled Release Solid Dispersion of carvedilol” and relates to RHB-101. The patent family has a priority date of September 21, 2001 and assuming no extension or adjustment of term, the patents in this family will expire September 23, 2022. This patent family is licensed from Egalet a/s as part of our licensing agreement and relates to controlled release pharmaceutical composition for oral use comprising a solid dispersion of:

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

This family of patents includes patents granted in Austria, Belgium, Switzerland, Germany, Denmark, Spain, France, the United Kingdom, Ireland and Italy.

A second family of our patents and patent applications is in-licensed by us from Egalet a/s and is comprised of one patent in the U.S. related to a controlled release pharmaceutical composition for oral use comprising carvedilol. This family is entitled “Controlled Release Carvedilol Compositions” and also relates to RHB-101. The patent family has a priority date of November 8, 2002, and the U.S. application once granted will expire June 6, 2024, including a patent term adjustment of 219 days.

RHB-102

A third family is in-licensed by us and is comprised of four issued patents in the U.S., Canada, Mexico and Europe. April 15, 2014 is the deadline for determining which specific countries to validate the European patent. An application is pending in Hong Kong. This family is entitled “Monolithic tablet for controlled drug release” and has priority date of March 9, 1998. The non-U.S. patents in this family will expire March 2, 2019 and the U.S. patent will expire on March 9, 2018. This family is in-licensed from SCOLR Pharma, Inc. as part of our licensing agreement and relates to a swellable hydrophilic matrix tablet that delivers drugs in a controlled manner over a long period of time. The drug is disposed in a matrix composed of HPMC or polyethylene oxide, in the presence of a salt, which may be a combination of salts.

A fourth patent family is in-licensed by us and is comprised of 22 issued patents and two pending patent applications. This family is entitled “Amino Acid Modulated extended Release Dosage Form” and has an earliest priority date of December 20, 1999 for the U.S. patents, and the earliest US patent will expire December 20, 2019. The non-U.S. patents will expire February 20, 2022. The patent has been granted in the U.S., Canada, Australia and Europe and two patent applications are still pending in Japan.

This family is licensed from SCOLR Pharma, Inc. and covers an extended release tablet comprising a plurality of granules of an effective amount of a pharmaceutically active compound, at least one amino acid, and an intragranular polymer in which the granule is dispersed within a hydrophilic extragranular polymer matrix which is more rapidly hydrating than the intragranular polymer.

A fifth family, currently including one US provisional patent application filed on March 14, 2013, is owned by us and relates to extended release ondansetron formulations.

RHB-103

A sixth patent family is in-licensed by us from IntelGenx Corp. and is comprised of three issued patents in the US. one pending U.S. non-provisional patent application, and one pending U.S. provisional patent application filed July 31, 2013. As part of the agreement with IntelGenx Corp., we were granted a worldwide, exclusive and perpetual license which includes the right to grant sub-licenses to these patents and applications. These patents and applications cover various aspects of the VersaFilmTM technology. The central U.S. patent (7,132,113) for a multi-layer film formulation comprising the combination of a hydroxypropyl cellulose and a modified starch was issued November 7, 2006 and expires in 2022.

RHB-104

A seventh family of our patents and patent applications is owned by us and is comprised of thirty six issued patents (including U.S., Australia, Canada, Israel, New Zealand, Norway, Philippines, South Africa, Austria, Belgium, Switzerland, Lichtenstein, Cyprus, Germany, Denmark, Spain, Finland, France, the United Kingdom, Greece, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Portugal and Sweden). This family is entitled “Method and composition for treating inflammatory bowel disease” and relates to RHB-104. The patent family has priority rights dating to April 1, 1997 and the patents in this family will expire April 1, 2018. This patent family was acquired from Giaconda Limited as part of our asset purchase agreement with them.

This family relates to a method and composition of medications used to treat inflammatory bowel disease, which includes Crohn’s disease. It further provides combinations of anti-atypical mycobacterial agents effective against the atypical mycobacterial strains. It also provides a method of potentially immunizing patients with extracts of non-pathogenic mycobacteria.

A eighth family of patents and patent applications is owned by us and is comprised of six patent applications in the US, Canada, Europe, Israel, Japan-and the Philippines, and granted patents in the US, Australia. South Africa and New Zealand... In Europe we have the option, once the European application is granted, to validate the European patent in a total of 35 countries. This patent family was acquired from Giaconda Limited as part of our asset purchase agreement with them and is related to RHB-104.

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

RHB-105

A ninth family of our patents and patent applications is owned by us and comprised of twenty issued patents (including the U.S., Australia, Canada, Austria, Belgium, Switzerland/Liechtenstein, Cyprus, Germany, Denmark, Spain, France, the United Kingdom, Greece, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Portugal and Sweden). This family is entitled “Improved Method of Eradication of H.pylori” and relates to RHB-105. The patent family has priority rights dating to April 30, 1998 and the patents in this family will expire April 30, 2019. This patent family was acquired as part of the asset purchase agreement with Giaconda Limited.

The family relates to methods for the treatment and/or prevention of recurrence of a gastrointestinal disorder associated with H. Pylori, which entails administering to the patient a therapeutically effective amount of a first antibiotic, which is an ansamycin and a therapeutically effective amount of at least a second antibiotic or antimicrobial agent. The invention also provides pharmaceutical compositions for use in the methods of the invention.

A tenth family relates to pharmaceutical compositions and methods for the treatment of disorders associated with infection by H. pylori or the prevention of recurrence of disorders associated with infection by H. pylori. This family includes one pending U.S. patent application and one pending PCT International patent application.

RHB-106

An eleventh family of our patents and patent applications is owned by us and is comprised of seven issued patents in the U.S., Australia, Canada and New Zealand and one application in Europe (designating Austria, Belgium, Switzerland/Liechtenstein, Germany, Denmark, Spain, Finland, France, United Kingdom, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal and Sweden). This family is entitled “Improved Preparation for colonic evacuation” and relates to RHB-106. The patent family has priority rights dating to November 3, 1995 and the non-U.S. patents in this family will expire November 1, 2016 and the U.S. patents October 31, 2016.

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

A twelfth family is owned by us and at present includes one U.S. provisional application. The title of this application is “A formulation and method of manufacturing a formulation for use in colonic evacuation” and relates to a new formulation of RHB 106. The U.S. provisional application was filed July 27, 2012 and a Patent Cooperation Treaty Application (PCT/IB2013/001640) was filed 26 July 2013.

RHB-104 - new indications

A thirteenth family is owned by us and is comprised of two U.S. provisional patent applications. The title of these applications is “A composition and method for treating an autoimmune disease” and relates to new indications for RHB-104. The first U.S. provisional application was filed September 20, 2011 and the second U.S. provisional application was filed September 21, 2011. On September 19, 2012, we completed a PCT filing and additional filings occurred in Pakistan and Taiwan. The national stage deadline for filing additional foreign patent applications is March 20, 2014.

We filed two U.S. provisional patent applications on March 14, 2013 relating to new indications for RHB-104 and methods of manufacturing RHB-104.

Protocol for detection of the Intracellular Infection Mycobacterium avium paratuberculosis in blood

A fourteenth family of patents is a single patent licensed from the University of Central Florida Research Foundation Inc. (UCF) and is entitled Protocol for detection of the Intracellular Infection Myobacterium avium paratuberculosis in blood. It was granted in the U.S. (7,488,580 B1) and has a priority date of March 8, 2006, expiring in 2026. This patent relates to a method and kit for detection of intracellular MAP infection in blood and blood derivative samples from humans by culture and PCR. The technology can screen for MAP in blood samples from patients having inflammatory and non-inflammatory bowel disease, and the results used to identify those patients for appropriate treatment with antibiotics. The method and kit allows monitoring and evaluation of the outcome of antibiotic therapy.

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

Phase IV. Phase IV clinical trials are post marketing studies designed to collect additional safety data as well as potentially expand a product indication. Post marketing commitments are required of, or agreed to by, a sponsor after the U.S. Food and Drug Administration has approved a product for marketing. These studies are used to gain additional information from the treatment of patients in the intended therapeutic indication and to verify a clinical benefit in the case of drugs approved under accelerated approval regulations. If the U.S. Food and Drug Administration approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as Phase IV post-approval or post marketing commitments. Failure to promptly conduct Phase IV clinical trials could result in the inability to deliver the product into interstate commerce, misbranding charges, and civil monetary penalties.

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

On December 24 2013, we entered into amendment to the lease agreement for the lease of offices in the “Platinum” building at 21 Ha’arba’a Street, Tel Aviv, Israel. Pursuant to the lease agreement, as amended, we lease approximately 394 square meters of office space, a 27 square meter warehouse and six parking spaces. The monthly rent is NIS 61,000 (approximately $17,000 based on the representative U.S. dollar – NIS rate of exchange of 3.51 on February 23, 2014), linked to the Israeli Consumer Price Index of January 2011. The lease term under the amendment is will expire on January 31, 2017, with an option to extend the lease term by three additional years. As security for its obligations under the Lease Agreement, we provided a bank guarantee in the amount of NIS 280,000 ($80,000 based on the representative U.S. dollar – NIS rate of exchange of 3.51 on February 23, 2014). Since April 2011, these offices have served as our corporate headquarters.

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

Company Overview

We are an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of therapeutic candidates. In particular, we acquire or in-license and develop patent-protected new formulations and combinations of existing drugs in advanced stages of development.

Our primary therapeutic focus is on inflammatory and gastrointestinal (GI) diseases, including cancers and related conditions.

Depending on the specific development program, our therapeutic candidates are designed to provide improvements over existing drugs by improving their safety profile, reducing side effects, lowering the number of daily administrations, using a more convenient administration form, providing a cost advantage and/or exhibiting greater efficacy. Where applicable, we intend to seek U.S. Food and Drug Administration approval for the commercialization of certain of our therapeutic candidates through the alternative Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended, and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists of six late clinical development therapeutic candidates.

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

RHB-102 is a patented formulation once-daily controlled release oral formulation of ondansetron, in combination with salts, intended for the prevention of chemotherapy and radiotherapy induced nausea and vomiting, by means of an oral formulation of ondansetron. RHB-102 is anticipated to prevent chemotherapy and radiotherapy induced nausea and vomiting over a time frame of approximately 24 hours. On May 2, 2010, we received a worldwide, exclusive and perpetual license to use patents and know how relating to RHB-102 from SCOLR Pharma, Inc. in exchange for an up-front payment of $100,000, milestone payments of up to $500,000 and future royalties, for a fixed period of time as determined under the agreement, of 8% of our net sales or sublicense fees. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements - License Agreement for RHB-102.” SCOLR Pharma announced during 2013 that it had ceased business operations. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Business and Regulatory Matters – If we are not able to secure patents related to RHB-102, our ability to commercialize RHB-102 or enter into commercialization agreements with potential partners with respect to this product may be adversely affected.”

RHB-103 is a patented oral thin film formulation of rizatriptan intended for the treatment of acute migraine headaches. On August 26, 2010, we entered into a joint development and commercialization agreement with IntelGenx Corp. pursuant to which IntelGenx Corp. granted us a worldwide, exclusive and perpetual license to use RHB-103 and to grant sublicenses. In consideration for the license, we made up-front and milestone payments in the aggregate amount of $800,000 and are required to make additional milestone payments of up to $500.000. In addition, we are required to make royalty payments to IntelGenx Corp. of 20% of net sales if the product is marketed by us and 40% of net sublicense fees if the product is marketed by sublicensees. However, in certain events the royalty payments could range between 20% to 70% of net sublicense fees. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – License Agreement for RHB-103.”

RHB-104 is a patented combination of three antibiotics (i.e., clarithromycin, clofazamine and rifabutin) in a single capsule that is intended for the treatment Crohn’s disease and potential other auto diseases. Unlike other drugs on the market for the treatment of Crohn’s disease that are immunosuppressive agents, RHB-104 is intended to directly address the suspected cause of the disease. On August 11, 2010, we entered into an asset purchase agreement with Giaconda Limited, pursuant to which we acquired ownership rights in patents, tangible assets, production files and regulatory approvals and other data and certain third party agreements related to RHB-104, RHB-105 and RHB-106 in exchange for $500,000 and royalty payments of 7% of net sales and 20% of sublicense fees, in each case, only after we recoup the amounts and expenses exceeding the approved budget. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.”

RHB-105 is a patented combination of three drugs – omeprazole, which is a proton pump inhibitor, amoxicillin and rifabutin, both of which are antibiotics. RHB-105 is intended for the treatment of H. Pylori bacterial infection in the gastrointestinal tract. We acquired ownership rights in patents, tangible assets, production files and regulatory approvals and other data and certain third party agreements related to RHB-105 pursuant to the Asset Purchase Agreement with Giaconda Limited described above. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.”

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

JOBS Act

We are an emerging growth company. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this exemption, and therefore we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As an “emerging growth company”, we also elected to rely on other exemptions, including without limitation, not (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to an effective registration statement closing of this offering (in our case, December 31, 2018); (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act of 1934, which would occur if the market value of our ordinary shares held by non-affiliates is $700 million or more as of the last business day of our most recently completed fiscal quarter.

Components of Statement of Comprehensive Loss

Revenues

In 2013, 2012 and 2011, we recorded non-significant revenues in connection with royalty payments received from a third party licensee of limited rights to a patent that we acquired from Giaconda Limited. Our therapeutic candidates are currently in development, and therefore, we cannot estimate when and if we will generate significant revenues in the future.

Research and Development Expenses

See “– C. Research and Development, Patents and Licenses” below.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees, directors and consultants in executive and operational functions and professional services. Other significant general and administration costs include office related expenses and travel, conferences, investor relations and other costs.

Financial Income and Expense

Financial income and expense consist of non-cash financing expenses in connection with accretion and settlement of royalty obligations to investors, interest earned on our cash, cash equivalents and short-term bank deposits, bank fees and other transactional costs and expense or income resulting from fluctuations of the U.S. dollar and other currencies, in which a portion of our assets and liabilities are denominated in NIS. In 2013, the majority of the financial income, net was from a gain on financial assets at fair value and from changes in the exchange rates on our cash, cash equivalents and bank deposits held in currencies other than the U.S. dollar. In 2012, the majority of the finance expenses were accretion and settlement of royalty obligations to investors.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with International Financial Reporting Standards, or IFRS, requires companies to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty, and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this Annual Report. Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations. Our estimates are primarily guided by observing the following critical accounting policies:

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

A. Operating Results

History of Losses

Since inception in 2009, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop our research and development programs. As of December 31, 2013, we had an accumulated deficit of approximately $33.3 million.

We expect to continue to fund our operations over the next several years through public or private equity offerings, debt financings or through commercialization of our therapeutic candidates.

As of December 31, 2013, we had approximately $12.1 million of cash, cash equivalents and short term investments, and as of February 23, 2014, following the closing of the private placement transactions and the exercise of warrants, we had cash and short term investments of approximately $34.2 million.

Quarterly Results of Operations

The following tables show our unaudited quarterly statements of operations for the periods indicated. We have prepared this quarterly information on a basis consistent with our audited financial statements and we believe it includes all adjustments, consisting of normal recurring adjustments necessary for a fair statement of the information shown. Operating results for any quarter are not necessarily indicative of results for a full fiscal year.

Three Months Ended

Statements of operations	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31

	2011				2012				2013

Revenues	6	3	11	3	4	5	3	4	4	4	3	1
Research and development expenses	843	1,176	1,540	1,855	2,330	1,498	1,379	1,248	1,346	1,982	2,207	2,565
General and administrative expenses	509	679	687	607	607	573	550	871	675	548	545	916
Operating loss	1,346	1,852	2,216	2,459	2,933	2,066	1,926	2,115	2,017	2,526	2,749	3,480
Financial income	765	381	20	5	258	40	57	(158)	43	17	53	45
Financial expenses	8,045	57	533	166	59	247	98	1.079	3	3	3	5
Net loss	8,626	1,528	2,729	2,620	2,734	2,273	1,967	2,352	1,977	2,512	2,699	3,440

Our quarterly revenues and operating results of operations have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Comparison of the Year Ended December 31, 2013 to the Year Ended December 31, 2012

Research and Development Expenses

Research and development expenses for the year ended December 31, 2013 were $8.1 million, an increase of $1.6 million, or 25%, compared to $6.5 million for the year ended December 31, 2012. The increase resulted primarily from approximately $2.4 million in clinical trial costs related mainly to RHB-102, RHB-103 and RHB-104 and RHB-105 which were partially offset mainly by a $1 million discount from the Canadian service provider mainly related to RHB-104 development expenses.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2013 were $2.7 million, an increase of $0.1 million, or 4%, compared to $2.6 million for the year ended December 31, 2012. The increase resulted primarily from an increase in payroll and related expenses as result of recruitments of new employees, partially offset by a decrease in share-based payments.

Operating Loss

During the year ended December 31, 2013 our operating loss was approximately $10.8 million, an increase of $1.8 million, or 20%, compared to $9 million for the year ended December 31, 2012. The increase in operating loss was mainly due to an increase in our research and development activities mentioned above.

Financing Income and Expenses

We recognized net financial income of $0.1 million for the year ended December 31, 2013, compared to net financial expenses of $1.3 million for the year ended December 31, 2012. The income for the year of 2013 derived from fair value gain on financial assets and changes in exchange rates while the expenses for the year of 2012 represented primarily a non-cash financing expense of $1.5 million due to the accretion and settlement of royalty obligations to investors.

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

Liquidity and Capital Resources

Our therapeutic candidates are in the research and development stage and therefore do not generate significant revenues. To date, our activities have been financed by raising capital. Since inception, we have raised an aggregate of approximately $12.6 million from private investors pursuant to investment and/or loan agreements prior to the initial public offering on the Tel Aviv Stock Exchange, gross proceeds of approximately $14 million from our initial public offering on the Tel Aviv Stock Exchange, gross proceeds of approximately $3.1 million from the exercise of non-tradable options and warrants following the listing and gross proceeds of approximately $4 million (based on the representative U.S. dollar–NIS rate of exchange of 3.48 on February 2, 2014) from the exercise of series 1 tradable warrants, gross process of approximately $6.5 million in a private financing shortly prior to the listing on NASDAQ, gross proceeds of approximately $8.5 million in a private financing of ADSs in January 2014, and gross proceeds of approximately $11.7 million in a private financing of shares in January 2014 (based on the representative U.S. dollar–NIS rate of exchange of 3.49 on January 22, 2014). As December 31, 2013, we had approximately $12.1 million of cash, cash equivalents and short term investments.

Below is a summary of our material financing transactions since our inception:

From September to November 2009, we entered into investment agreements pursuant to which we raised an aggregate of $975,000 from the issuance of 649,673 preferred shares and 129,935 warrants exercisable into preferred shares at an exercise price of $0.45 per preferred share. We received gross proceeds of an aggregate of $584,000 from the subsequent exercise of all warrants issued under our 2009 investment agreements for 1,299,347 preferred shares.

From June 2010 to August 2010, we entered into loan agreements with a number of investors, pursuant to which we received gross proceeds of approximately $3.5 million. The loans issued under these loan agreements accrued interest at an annual rate of 8% and were payable upon conversion of the loans. Under the terms of the loan agreements, we agreed to pay the investors certain royalty payments with regard to possible future sales of two of our therapeutic candidates. The loan agreements were subsequently replaced in their entirety by a mandatory convertible loan agreement, other than the obligation to pay royalties to the investors which remained in effect. On December 26, 2012, we acquired these royalty rights from all of the investors and then terminated them in consideration for the issuance of 2,317,186 ordinary shares. The mandatory convertible loan agreement subsequently was converted into shares and warrants immediately prior to the completion of our initial public offering on the Tel Aviv Stock Exchange. See “Item 7. Major Shareholders – B. Related Party Transactions –Acquisition of Royalties Rights.”

On November 7, 2010, we entered into additional mandatory convertible loan agreements with a number of investors pursuant to which we received proceeds of approximately $7.6 million. The loans accrued interest at an annual rate of 8%. Such loans were subsequently converted into shares and warrants immediately prior to the completion of our initial public offering on the Tel Aviv Stock Exchange.

On February 3, 2011, we raised gross proceeds of approximately $14 million in connection with our initial public offering on the Tel Aviv Stock Exchange of 14,302,300 ordinary shares and 7,151,150 tradable Series 1 Warrants. Each tradable Series 1 Warrant was exercisable through February 2, 2014 into one ordinary share. By February 2, 2014, the warrant expiration date, 3,246,082 Series 1 Warrants had been exercised for an aggregate amount of $4 million (based on the representative U.S. dollar–NIS rate of exchange of 3.498 on February 2, 2014).

Since our initial public offering, investors in our mandatory convertible loans exercised 3,414,523 warrants for an aggregate gross amount of approximately $2.8 million. The unexercised warrants have expired.

On January 10, 2013, we issued in a private placement 6,481,280 ordinary shares at a price per share of NIS 4.00 (approximately $1.14 based on the representative U.S. dollar – NIS rate of exchange of 3.51 on February 23, 2014) and non-tradable warrants to purchase up to 3,240,640 ordinary shares at exercise prices ranging from $1.18 to $1.54, depending on the date of exercise.

The warrants are exercisable until January 10, 2015. The current exercise price for each warrant share (the “Warrant Price”) is $1.54. As of February 24, 2014, 336,400 warrants had been exercised at a price of $1.34 per share for aggregate proceeds to the Company of approximately $451,000.

On January 8, 2014, we issued in a private placement a total of 894,740 units, each consisting of one ADS and a three-year warrant to purchase 0.4 of an ADS, at a purchase price of $9.50 per Unit, for an aggregate gross amount of $8.5 million. We also issued warrants to purchase 357,896 ADSs in the aggregate at an exercise price of $11 per ADS. Investors in the private placement were OrbiMed Israel Partners Limited Partnership and Broadfin Healthcare Master Fund, LTD.

On January 21, 2014, we issued in a private placement a total of 10,458,740 ordinary shares at a purchase price of NIS 3.9 per share and three-year warrants to purchase 4,183,496 ordinary shares in the aggregate at an exercise price of NIS 4.9 per ordinary share, linked to changes in the NIS-US dollar exchange rate, for an aggregate gross amount of $11.7 million (based on the representative U.S. dollar–NIS rate of exchange of 3.49 on January 22, 2014). Investors in the private placement were Israeli institutional investors Migdal Insurance Company, Yelin Lapidot, and Excellence Nessuah, as well as Sphera Global Healthcare Master Fund and two private Israeli investment firms.

We estimate that so long as no significant revenues are generated from our therapeutic candidates, we will need to raise substantial additional funds to acquire, develop and commercialize therapeutic candidates, as our current cash and short-term investments are not sufficient to complete the research and development of all of our therapeutic candidates and fund our operations. However, additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors including but not limited to:

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

If we are unable to commercialize or out-license its therapeutic candidates or obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidates, which may have material adverse effect on our business, financial condition and results of operations. “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements – Our current working capital is not sufficient to complete our research and development with respect to all of our therapeutic candidates. We will need to raise additional capital to achieve our strategic objectives of acquiring, developing and commercializing therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our operations, develop our therapeutic candidates, attract development and/or commercial partners and retain key personnel.”

Cash Flow

Operating activities

For the year ended December 31, 2013, net cash flow used in operating activities was approximately $8.4 million, compared to approximately $6.8 million for the year ended December 31, 2012 and $4.7 million for the year ended December 31, 2011. The increase in net cash flow used in operating activities was a direct result of the increase in our operations, reflected mainly by increased research and development expenses. The increase in net cash flow used in operating activities in 2012 compared to 2011 was a direct result of the significant increase in our operations, reflected by increased payments for research and development activities and increased payment of salaries, consultant fees, and payments to other service providers.

Investment activities

Net cash flow resulted from investing activities for the year ended December 31, 2013 was approximately $1.1 million, compared to approximately net cash flow $3.0 million in the year ended December 31, 2012 and net cash of $4.7 million used in the year ended December 31, 2011. For the year ended December 31, 2013, we invested a total of $0.2 million in intangible assets and we received proceeds of $0.9 million from sale financial assets at fair value and $0.5 million from withdrawal from bank deposits to cash and cash equivalents. For the year ended December 31, 2012, we invested a total of $1 million in the purchasing of marketable securities and we received proceeds of $1.6 million from sale of marketable securities and $2.5 million from withdrawal from bank deposits to cash and cash equivalents. For the year ended December 31, 2011, we invested a total of $4.5 million in bank deposits and in purchasing of marketable securities.

Financing activities

Net cash flow resulting from financing activities for the year ended December 31, 2013 amounted to approximately $2.3 million, compared with approximately $6.6 million for the year ended December 31, 2012 and $13.8 million for the year ended December 31, 2011. In 2013, most of the cash flows from financing activities resulted from the exercise of warrants from the August and November 2010 mandatory convertible loans in a total amount of $2.2 million, while in 2012 most of the cash flow was from investment agreements for the issuance ordinary shares and warrants in consideration of an aggregate investment amount of approximately $6.2 million, and in 2011 most of the cash flow was from financing activities derived from cash raised in our initial public offering.

C. Research and Development, Patents and Licenses

Our research and development expenses consist primarily of costs of clinical trials, professional services, share-based payments and payroll and related expenses. The clinical trials costs are mainly related to payments to third parties to manufacture our therapeutic candidates, to perform clinical trials with our therapeutic candidates and to provide us with regulatory services. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

Clinical trial expenses

Set forth below is a summary of the gross external clinical trial costs allocated to our therapeutic candidates on an individual basis for the years ended December 31, 2011, 2012 and 2013.

	2011	2012	2013	Total Costs Since Project Inception

RHB-101	0.2	-	0.1	0.3
RHB-102	0.3	1.0	0.9	2.3
RHB-103	0.2	0.6	0.3	1.1
RHB-104	1.4	1.6	3.1	6.1
RHB-105	0.2	0.3	0.6	1.1
RHB-106	0.2	0.1	-	0.3
Total direct project costs	2.5	3.6	5.0	11.2

Research and development expenses

From our inception through December 31, 2013, we have incurred research and development expenses of approximately $20.8 million. Set below is a summary of our research and development expenses based on the type of expenditure.

	Amount invested in R&D
	(U.S. dollars in millions)
				From incorporation date
	2011	2012	2013	until December 31, 2013
Payroll and related expenses	0.4	0.5	0.5	1.5
Professional services	0.7	0.9	1.3	3.3
Share-based payments	1.4	0.9	0.8	3.1
Clinical trials, net	2.5	3.6	5.0	11.2
Patents expenses	0.2	0.3	0.2	0.8
Other	0.2	0.3	0.3	0.9
Total	5.4	6.5	8.1	20.8

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

We are an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of our therapeutic candidates. It is not possible for us to predict with any degree of accuracy the outcome of our research and development or our commercialization success with regard to any of our therapeutic candidates. Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditures are primarily attributable to the level and results of our clinical trial activities and the amount of expenditure on those trials.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations on December 31, 2013:

					More
		Less than	1-3	3-5	than 5
	Total	1 year	Years	years	years
	(U.S. dollars in thousands)
	(Unaudited)
Office lease obligations	640	208	415	17	-
Accounts payable and accrued expenses	2,415	2,415
Total	3,055	2,623	415	17	-

The foregoing table does not include our in-license agreements with Egalet a/s, SCORR Pharma, Inc. and IntelGenx Corp., our agreement with the University of Central Florida Research Foundation, Inc., and our asset sale agreement with Giaconda Limited, pursuant to which we are obligated to make various payments upon the achievement of agreed upon milestones and/or make certain royalty payments since we are unable to currently estimate the actual amount or timing of these payments. If all of the milestones are achieved over the life of each in-licensing agreement, we will be required to pay, in addition to royalties on our net income, an aggregate amount of approximately $1.9 million. All of our in-licensing agreements are terminable at-will by us upon prior written notice of 30 days. See “Item 4. Information on the Company — Business Overview — Acquisition and License Agreements.”

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position(s)

Executive Officers
Dror Ben-Asher	48	Chief Executive Officer and Chairman of the board of directors
Ori Shilo	47	Deputy Chief Executive Officer Finance and Operations, and Director
Reza Fathi, Ph.D.	59	Senior Vice President Research and Development
Gilead Raday	39	Senior Vice President Corporate and Product Development
Adi Frish	44	Senior Vice President Business Development and Licensing
Guy Goldberg	38	Chief Business Officer
Uri Hananel Aharon	33	Chief Accounting Officer

Directors
Dr. Shmuel Cabilly (2)	64	Director
Eric Swenden	70	Director
Dr. Kenneth Reed	60	Director
Dan Suesskind (1)	70	Director
Ofer Tsimchi (1), (2)	54	External Director
Aliza Rotbard (1), (2)	68	External Director

(1) Member of our audit committee that also serves as our financial statements committee.

(2) Member of our compensation committee.

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

Gilead Raday has served as our Senior Vice President Corporate and Product Development since December 5, 2012. From November 2010 to December 2012, Mr. Raday served as our Vice President Corporate and Product Development. From January 2010 until October 2010, Mr. Raday served as Interim Chief Executive Officer of Sepal Pharma Plc., an oncology drug development company, and from January 2009 to December 2009, he was an independent consultant, specializing in business development and project management in the field of life sciences. From 2004 to 2008, Mr. Raday was a partner in Charles Street Securities Europe, LLP, an investment banking firm, where he was responsible for the field of life sciences. Mr. Raday serves on the boards of Sepal Pharma Plc., and ViDAC Limited. Mr. Raday previously served on the boards of Morria Biopharmaceuticals Plc.,Vaccine Research International Plc., TKsignal Plc., and Miras Medical Imaging Plc. He received his MSc in Neurobiology from the Hebrew University of Jerusalem and an MPhil in Biotechnology Management from Cambridge University, UK.

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

Directors

Dr. Shmuel Cabilly has served as a member of our board of directors since August 26, 2010, and has served on our compensation committee since May 5, 2011. Dr. Cabilly currently serves on the board of directors of BioKine Therapeutics Ltd., Biologic Design Ltd., Mobydom Ltd., Neuroderm Ltd., Dentack Implants Ltd., Ornim Inc., OPLON B.V., Efranat Ltd. and BioCep Ltd. Dr. Cabilly holds a BSC Biology from the Ben Gurion University of Beer Sheva, Israel, an MSC in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel and a PhD in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

Eric Swenden has served as a member of our board of directors since May 3, 2010, and has served on our investment committee since May 5, 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion, and he currently serves on the board of directors of Lifeline Scientific, Inc., TBC S.A., Alterpharma N.V. and Gudrun N.V. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The board of directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

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

Dan Suesskind has served as a member of our board of directors since February 21, 2011, and has served on our audit committee and investment committee since May 5, 2011. From 1977 to 2008, Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. Mr. Suesskind served as a director of Teva Pharmaceutical Industries Ltd. between 1981 to 2001 and again since 2010. In addition, Mr. Suesskind currently serves on the board of directors of Syneron Medical Ltd., Israel Corporation Ltd. as well as a member of the board of trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind holds a BA in Economics and Political Science from the Hebrew University of Jerusalem, Israel and an MBA in Business Administration from University of Massachusetts in the U.S. The board of directors has determined that Mr. Suesskind is a financial and accounting expert under Israeli law.

Ofer Tsimchi has served as an external director on our board of directors since May 4, 2011, a member of our audit committee and as the Chairman of our compensation committee since May 5, 2011. Since 2008, Mr. Tsimchi has served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006 he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Polysack Plastic Industries Ltd, Kidron Industrial Materials Ltd., Amutat Zionut 2000, Danbar Group Ltd, and Polysack Agriculture Hi-Technologies. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

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

The aggregate compensation paid, and benefits in-kind granted to or accrued on behalf of all of our executive officers and directors for their services, in all capacities, to us during the year ended December 31, 2013 was approximately $2.4 million. Out of that amount $1.3 million was paid as salary and consultants fees, $0.9 million was attributed to the value of the options granted to directors and senior management during 2013, approximately $0.1 million was attributed to retirement plans and $0.1 million attributed to other long-term benefits. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

Employment Agreements

We have entered into employment or consultant agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable laws.

For information on exemption and indemnification letters granted to our officers and directors, please see “ – 6.C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers.”

Director Compensation

Under the Israeli Companies Law, and related regulations, external directors are entitled to a fixed annual compensation and an additional payment for each meeting attended. We currently pay our external directors, Mr. Ofer Tsimchi and Ms. Aliza Rotbard, an annual cash fee of NIS 42,200 (approximately $12,000, based on the representative U.S. dollar – NIS rate of exchange of 3.51 on February 23, 2014) and a cash fee of NIS 2,820 (approximately $800, based on the representative U.S. dollar – NIS rate of exchange of 3.51 on February 23, 2014) per meeting (or a smaller amount in case they do not physically attend the meeting).

Effective as of October 1, 2011, Dr. Reed, Mr. Swenden, Dr. Cabilly and Mr. Suesskind receive the same cash remuneration as was approved for the external directors as described above.

On July 18, 2013, our shareholders approved equity grants to each of Mr. Swenden, Dr. Reed and Mr. Suesskind. On July 31, 2013, each of Mr. Swenden, Dr. Reed and Mr. Suesskind was granted seven (7) year options to purchase 100,000 ordinary shares at an exercise price of $1.12 per share. The options vest quarterly over four (4) years in equal parts, which commenced retroactively as of April, 1, 2013. The options will become fully vested, in accordance with the terms of the grant, on March 31, 2017.

Executives and Directors Compensation

Employment Agreement with Mr. Dror Ben-Asher

On November 1, 2010 we entered into an employment agreement with Mr. Dror Ben-Asher, pursuant to which he serves as our Chief Executive Officer. Mr. Ben-Asher also currently serves as Chairman of our board of directors.

Pursuant to the terms of the agreement, as amended, Mr. Ben-Asher is entitled to a monthly salary of NIS 55,000 (approximately $16,000, based on the representative U.S. dollar – NIS rate of exchange of 3.51on February 23, 2014), a car allowance of NIS 6,000 (approximately $1,700, based on the representative U.S. dollar – NIS rate of exchange of 3.51on February 23, 2014), reimbursement for all mobile phone expenses, contributions to a pension fund/directors’ insurance fund, advanced study fund, disability insurance and leave days, all as provided for in his employment agreement.

The agreement further provides that if the agreement is terminated in connection with a “hostile takeover,” Mr. Ben-Asher shall be entitled to a special one-time bonus equal to his then current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 12. A “hostile takeover” is defined in the employment agreement as an occurrence where a person, entity or group that was not an interested party under the Israeli Securities on the date of the initial public offering of our ordinary shares, becomes a “controlling shareholder,” within the meaning of such term in the Israeli Securities Law 1968, or a “holder,” as defined in the Israel Securities Law 1968, of 25% or more of the voting rights in the Company. See “ – E. Share Ownership –Option Plan” for a description of interested parties under the Israeli Securities Law. In addition, on January 19, 2011, we amended the terms of Mr. Ben-Asher’s options to provide that in the event any person, entity or group that was not an interested party at the time of our IPO becomes a "controlling shareholder", as defined in our 2010 Option Plan, all options granted to Mr. Ben-Asher prior to the IPO, including the options granted subject to completion of our IPO shall immediately vest in full. In addition, on September 24, 2012, our board of directors approved the amendment of the terms of Mr. Ben-Asher’s options to provide that in the event any person, entity or group that was not an interested party at the time of our IPO becomes a "controlling shareholder", as defined in our 2010 Option Plan, all options granted to Mr. Ben-Asher after completion of our IPO shall immediately vest in full. The September 24, 2012 amendment was approved by our shareholders on November 6, 2012. See “ – E. Share Ownership –Option Plan” for a description of interested parties under the Israeli Securities Law – 1968.

We may terminate the employment agreement with Mr. Ben-Asher upon 180-days prior notice, while Mr. Ben-Asher may terminate the agreement upon 90-days prior notice.

On July 31, 2013 we granted Mr. Ben-Asher seven (7) year options to purchase 300,000 ordinary shares at an exercise price of $1.12 per share. The options vest quarterly over four (4) years in equal parts, which commenced retroactively as of April, 1, 2013. The options will become fully vested, in accordance with the terms of the grant, on March 31, 2017.

Employment Agreement with Mr. Ori Shilo

On November 1, 2010, we entered into an employment agreement with Mr. Ori Shilo, pursuant to which Mr. Shilo serves as our Deputy Chief Executive Officer Finance and Operations. Mr. Shilo also currently serves as one of our directors.

Pursuant to the terms of the agreement, as amended, Mr. Shilo is entitled to a monthly salary of NIS 45,000 (approximately $13,000, based on the representative U.S. dollar – NIS rate of exchange of 3.51 on February 23, 2014), a car allowance of NIS 5,000 (approximately $1,400 based on the representative U.S. dollar – NIS rate of exchange of 3.51 on February 23, 2014), reimbursement for all mobile phone expenses, contributions to a pension fund/directors’ insurance fund, advanced study fund, disability insurance and leave days, all as provided for in his employment agreement.

The agreement further provides that if the agreement is terminated in connection with a “hostile takeover”, Mr. Shilo will be entitled to a special one-time bonus equal to his then current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 12. In addition, on January 19, 2011, we amended the terms of Mr. Shilo’s options to provide that in the event any person, entity or group that was not an interested party at the time of our IPO becomes a "controlling shareholder", as defined in our 2010 Option Plan, all options granted to Mr. Shilo prior to the IPO, including the options granted subject to completion of our IPO shall immediately vest in full. In addition, on September 24, 2012, our board of directors approved the amendment of the terms of Mr. Shilo’s options to provide that in the event any person, entity or group that was not an interested party at the time of our IPO becomes a "controlling shareholder", as defined in our 2010 Option Plan, all options granted to Mr. Shilo after completion of our IPO shall immediately vest in full. The September 24, 2012 amendment was approved by our shareholders on November 6, 2012. See “ – E. Share Ownership –Option Plan” for a description of interested parties under the Israeli Securities Law – 1968.

We may terminate the employment agreement with Mr. Shilo upon 180-days prior notice, while Mr. Shilo may terminate the agreement upon 90-days prior notice.

On July 31, 2013 we granted Mr. Shilo seven (7) year options to purchase 250,000 ordinary shares at an exercise price of $1.12 per share. The options vest quarterly over four (4) years in equal parts, which commenced retroactively as of April, 1, 2013. The options will become fully vested, in accordance with the terms of the grant, on March 31, 2017. The equity grant is in accordance with our Compensation Policy.

Compensation Policy

On July 31, 2013, our shareholders approved a compensation policy for our officers and directors in accordance with Amendment No. 20 to the Israeli Companies Law, pursuant to which we are required to determine the compensation of our officers and directors in accordance with a D&O compensation policy. The policy was previous approved by our Board of Directors, upon recommendation of our Compensation Committee.

The compensation policy is in effect for three years from the 2013 annual general meeting. The compensation policy principles were designed to grant proper, fair and well-considered remuneration to our officers, in alignment with our long-term best interests and overall organizational strategy. Part of the rationale is that the Compensation Policy should encourage our officers to identify with our objectives, and an increase in officer satisfaction and motivation should retain the employment of high-quality officers in our service over the long term.

C.	Board Practices

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than 5 persons but no more than 7, excluding at least two external directors. The directors, except for our external directors, are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three year term that expires at the annual general meeting held in the third year following such election. This process continues indefinitely. The directors of the first class, currently consisting of Dror Ben-Asher and Ori Shilo, will hold office until our annual general meeting to be held in the year 2014. The directors of the second class, currently consisting of Dr. Kenneth Reed, and Eric Swenden, will hold office until our annual general meeting to be held in the year 2015, and the directors of the third class, currently consisting of Dr. Shmuel Cabilly and Dan Suesskind, will hold office until our annual general meeting to be held in the year 2013. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies, or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment.

Pursuant to the Israeli Companies Law, one may not be elected and may not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his duties as a director in the company, taking into consideration, among other things, the special needs and size of the company. In addition, a public company may convene an annual general meeting of shareholders to elect a director, and may elect such director, only if prior to such shareholders meeting, the nominee declares, among other things, that he or she possesses all of the required qualifications to serve as a director (and lists such qualifications in such declaration) and has the ability to dedicate an appropriate amount of time for the performance of his duties as a director of the company.

Under the Israeli Companies Law, the entering by a public company into a contract with a non-controlling director as to the terms of his office, including exculpation, indemnification or insurance, requires the approval of the compensation committee, the board of directors and the shareholders of the company.

A recent amendment to the Israeli Companies Law requires that the terms of service and engagement of the CEO, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval is required if the compensation of such officer other than the CEO is not in accordance with a new compensation policy the Company is required to adopt. The recent amendment to the Israeli Companies Law requires that by August 11, 2013 the board and shareholders (with approval by a Special Majority, as defined below) adopt a compensation policy applicable to Company officers and directors which must take into account, among other things, providing proper incentives to directors and officers, the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Under the Israeli Companies Law, a Special Majority requires (i) the vote of at least a majority of the shares held by shareholders who are not controlling shareholders or have a personal interest in the proposal (shares held by abstaining shareholders shall not be taken into account); or (ii) that the aggregate number of shares voting against the proposal held by such shareholders does not exceed 2% of the Company's voting shareholders.

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

Compensation Committee

According to the Companies Law, the board of directors of a public company must establish a compensation committee consisting of at least three directors and including all of the external directors who must constitute a majority of its members. The remaining members must be qualified to serve on the audit committee pursuant to Companies Law requirements described above. The compensation committee chairman must be an external director. Any persons not qualified from serving as a member of the compensation committee may not be present at the compensation committee meetings during the discussion and at the time decisions are made, unless the chairman of the compensation committee determines that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

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

Corporate Governance Practices

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is, among others, to examine whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, a relative of an interested party, or a relative of an office holder, nor may the internal auditor be our independent accountant or its representative. Ms. Dana Gottesman-Erlich, Partner at Risk Advisory and Internal Auditing Group at BDO Israel, serves as our internal auditor.

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

Letters of Indemnification

We have issued our officers and directors letters of indemnification, pursuant to which we have agreed to indemnify each officer and director in advance for any liability or expense imposed on or incurred by him in connection with acts performed by him in the capacity of an officer or director, subject to the provisions of the letters of indemnification agreement. As approved by our shareholders on July 18, 2013, the amount of the advance indemnity is limited up to $5 million.

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

As of February 24, 2014, we had 8 employees and we also received services from 10 consultants who provide services to us in the U.S., Canada and Belgium.

	As of December 31,
	2011		2012		2013
	Company Employees	Consultants	Company Employees	Consultants	Company Employees	Consultants
Management and administration	5	1	6	2	8	2
Research and development	1	6	1	6	0	8

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

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of February 24, 2014 of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 87,388,314 ordinary shares outstanding as of such date. The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of, February 24, 2014. The ordinary shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person.  None of the holders of the ordinary shares listed in this table have voting rights different from other holders of the ordinary shares.

	Number of Shares Beneficially Held	Percent of Class
Directors
Eric Swenden (1)	4,893,746	5.58%
Dr. Kenneth Reed (2)	4,201,472	4.79%
Dr. Shmuel Cabilly (3)	4,628,178	5.25%
Dan Suesskind (4)	1,046,150	1.18%
Ofer Tsimchi (5)	150,000	*
Aliza Rotbard (6)	180,000	*

Executive officers
Dror Ben-Asher (7)	5,496,030	6.10%
Ori Shilo (8)	4,894,383	5.46%
Gilead Raday (9)	897,500	1.02%
Reza Fathi, Ph.D. (10)	953,334	1.08%
Adi Frish (11)	567,500	*
Uri Hananel Aharon (12)	164,750	*
Guy Goldberg (13)	120,833	*
All directors and executive officers as a group (13 persons)	28,193,876	31.81%

* Less than 1.0%

(1)	Consists of options to purchase 265,000 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.165 and $1.12 per share, and the options expiry date range between 2017 and 2020. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(2)	Consists of options to purchase 265,000 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.165 and $1.12 per share, and the options expiry date range between 2017 and 2020. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(3)	Consists of (i) options to purchase 240,000 ordinary shares exercisable within 60 days of February 24, 2014 and (ii) non-tradable warrants to purchase 494,000 ordinary shares. The exercise price of these options is $0.5 per share, and the options expiry date range between 2017 and 2018. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(4)	Consists of (i) options to purchase 885,000 ordinary shares exercisable within 60 days of February 24, 2014 and (ii) non-tradable warrants to purchase 37,050 ordinary shares. The exercise price of these options range between $0.5 and $1.12 per share, and the options expire between 2018 and 2020. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(5)	Consists of options to purchase 150,000 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options is $1.05 per share, and the options expire in 2018.

(6)	Consists of options to purchase 150,000 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options is $1.05 per share, and the options expire in 2018.

(7)	Consists of options to purchase 2,765,000 ordinary shares exercisable within 60 days of February 24, 2014 and. The exercise price of these options range between $0.165 and $1.12 per share, and the options expiry date range between 2017 and 2020. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(8)	Consists of options to purchase 2,299,168 Ordinary exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.165 and $1.12 per share, and the options expiry date range between 2017 and 2020. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(9)	Consists of options to purchase 897,500 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.165 and $1.12 per share, and the options expiry date range between 2017 and 2020.

(10)	Consists of options to purchase 953,334 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.165 and $1.12 per share, and the options expiry date range between 2017 and 2020.

(11)	Consists of options to purchase 567,500 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.165 and $1.12 per share, and the options expiry date range between 2017 and 2020.

(12)	Consists of options to purchase 162,500 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.69 and $1.12 per share, and the options expiry date range between 2018 and 2020.

(13)	Consists of options to purchase 120,833 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.7 and $1.12 per share, and the options expiry date range between 2019 and 2020.

Option Plans

2010 Option Plan

In 2010, we adopted the RedHill Biopharma Ltd. 2010 Option Plan. The 2010 Option Plan provides for the granting of options to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The 2010 Option Plan provides for options to be issued at the determination of our board of directors in accordance with applicable laws. As of February 24, 2014, there were 14,735,000 ordinary shares issuable upon the exercise of outstanding options under the 2010 Option Plan.

Administration of Our Option Plan

Our option plan is administered by our board of directors, or a compensation committee to be appointed thereby, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options granted under the 2010 Option Plan to eligible Israeli employees, officers and directors are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such options were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. See “Item 10. Additional Information – E. Taxation – Israeli Tax Considerations.”

Options granted under 2010 Option Plan as amended generally vest over a period of 4 years and expire seven (7) years after the grant date. The 2010 Option Plan, however, permits options to have a term of up to 10 years. If we terminate a grantee for cause (as such term is defined in the 2010 Option Plan) the right to exercise all the options granted to the grantee, the grantee’s vested and unvested options will expire immediately, on the earlier of:

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

Under our 2010 Option Plan, in the event any person, entity or group that was not an interested party at the time of our initial public offering becoming a controlling shareholder, options that granted by us will be accelerated, so that the grantee will be entitled to exercise all of those options. An “interested party” is defined in the Securities Law and includes, among others:

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

Our 2010 Option Plan was amended to provide that all options which we granted or may grant under the plan will be accelerated, so that the grantees will be entitled to exercise all of such options, in the event any person, entity or group that was not an interested party at the time of our initial public offering on the Tel Aviv Stock Exchange becomes a controlling shareholder. A “controlling shareholder” in this paragraph is a controlling shareholder, as defined in the Israel Securities Law, 1968.

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

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 24, 2014, by each person or entity known to beneficially own 5.0% or more of our outstanding ordinary shares. The information with respect to beneficial ownership of the ordinary shares is given based on information reported in such shareholder's Schedule 13G, and if no Schedule 13G was filed, based on the information provided to us by the shareholders.

The information in this table is based on 87,388,314 ordinary shares outstanding as of such date. In determining the number of ordinary shares beneficially owned by a person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any ordinary shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of February 24, 2014. The ordinary shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of ordinary shares.

	Number of Shares Beneficially Held		Percent of Outstanding Equity
OrbiMed Israel Partners Limited Partnership (1)	8,842,120	(2)	9.83%
Mr. Dror Ben-Asher (3)	5,496,030		6.10%
Mr. Eric Swenden (4)	4,893,746		5.58%
Mr. Ori Shilo (5)	4,894,383		5.46%
Dr. Kenneth Reed (6)	4,201,472		4.79%
Dr. Shmuel Cabilly (7)	4,628,178		5.25%
Migdal Insurance Company (8)	5,025,643		5.66%
Yelin Lapidot (9)	5,025,643		5.66%

(1)	OrbiMed Israel GP Ltd. ("OrbiMed Israel") is the general partner of OrbiMed Israel BioFund GP Limited Partnership ("OrbiMed BioFund"), which is the general partner of OrbiMed Israel Partners Limited Partnership, an Israel limited partnership (“OrbiMed Partners”), which holds the ADSs and warrants. OrbiMed Israel, as the general partner of OrbiMed BioFund, and OrbiMed BioFund, as the general partner of OrbiMed Partners, may be deemed to share voting and investment power with respect to the ordinary shares underlying the ADSs and warrants held by OrbiMed Partners. The address of OrbiMed Israel Partners Limited Partners is 89 Medinat HaYehudim St., Herzliya 46766, Israel.

(2)	Includes an aggregate of 631,580 ADSs, each representing 10 ordinary shares, and warrants ("Warrants") to purchase 252,632 ADSs with exercise price of $11 and an expiration date of January 7, 2017 purchased by OrbiMed Israel Partners Limited Partnership in the private placement that closed on January 8, 2014. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants. The Warrants to purchase ADSs contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 9.9% of the ordinary shares outstanding immediately after giving effect to the issuance of the ADSs issuable upon exercise of the warrants.

(3)	Consists of options to purchase 2,765,000 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.165 and $1.12 per share, and the options expiry date range between 2017 and 2020. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(4)	Consists of (i) options to purchase 265,000 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.165 and $1.12 per share, and the options expiry date range between 2017 and 2020. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(5)	Consists of options to purchase 2,299,168 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.165 and $1.12 per share, and the options expiry date range between 2017 and 2020. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(6)	Consists of (i) options to purchase 265,000 ordinary shares exercisable within 60 days of February 24, 2014. The exercise price of these options range between $0.165 and $1.12 per share, and the options expiry date range between 2017 and 2020. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(7)	Consists of (i) options to purchase 240,000 ordinary shares exercisable within 60 days of February 24, 2014 and (ii) non-tradable warrants to purchase 494,000 ordinary shares. The exercise price of these options is $0.5 per share, and the options expiry date range between 2017 and 2018. See “Item 10. Additional Information – A. Share Capital” for more information regarding the warrants. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(8)	Consists of (i) 3,589,745 ordinary shares and (ii) warrants to purchase 1,435,898 ordinary shares exercisable within 60 days of February 24, 2014 with exercise price of NIS 4.9 ($1.401 based on the exchange rate reported by the Bank of Israel on January 12, 2014), linked to changes in the NIS-US dollar exchange rate and with an expiration date of January 19, 2017. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants. The shares beneficially owned by Migdal Insurance Company are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance Company, according to the following segmentation: 3,286,333 Ordinary Shares are held by profit participating life assurance accounts (including Ordinary Shares issuable upon the exercise of warrants to purchase Ordinary Shares) and 1,739,310 Ordinary Shares are held by provident funds and companies that manage provident funds (including Ordinary Shares issuable upon the exercise of warrants to purchase Ordinary Shares), each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(9)	Consists of (i) 3,589,745 ordinary shares and (ii) warrants to purchase 1,474,270 ordinary shares exercisable within 60 days of February 24, 2014 with exercise price of NIS 4.9 ($1.401 based on the exchange rate reported by the Bank of Israel on January 12, 2014), linked to changes in the NIS-US dollar exchange rate and with expiration date of January 19, 2017. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants. The shares are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings"). . Mr. Dov Yelin and Mr. Yair Lapidot each owns 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the shares is held for the benefit of the members of the provident funds or mutual funds, as the case may be.

Based on information obtained from the Tel Aviv Stock Exchange, as of February 17, 2014, there were approximately 13 shareholders of record with a United States address which held approximately 23,611,109 ordinary shares directly or represented by ADSs, representing in the aggregate approximately 27% of our then outstanding share capital.

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

Under the terms of the loan agreements, we agreed to pay the investors 5% of the proceeds of (i) net sales by us or our sublicensees or distributors; and (ii) down payments and milestone payments from sublicenses or distributor transactions paid to us in connection with the first two new products purchased by us subsequent to the closing of this loan financing. Such royalties were payable (i) with regard to net sales over a period of five years from the date of the first commercial sale of either of these products; and (ii) with regard to down payments and milestone payments over a period of five years commencing from August 11, 2010. Following approvals from our board of directors and shareholders, it was determined that the investors would be entitled to royalties with respect to RHB-103 for the treatment of acute migraine headaches and RHB-104 for the treatment of Crohn's disease.

On August 31, 2010, each of these loan agreements was replaced in their entirety by a new mandatory convertible loan agreement. However, the obligation to pay the investors the royalty payments described above remained in full force and effect.

On January 10, 2013, following approval of our shareholders, we issued an aggregate of 2,317,186 ordinary shares in exchange for the acquisition and termination of the royalty rights granted to investors pursuant to the August 2010 mandatory convertible loan agreement. In connection with such transaction, each investor received a number of shares on a pro-rata basis in accordance with their respective royalty rights. As part of the transaction, the following three directors who were investors in the August 2010 mandatory convertible loan agreement were issued ordinary shares: Dr. Kenneth Reed - 233,688 ordinary shares; Mr. Eric Swenden - 433,993 ordinary shares; and Dr. Shmuel Cabilly - 333,841ordinary shares, and Mr. Amram Hayut, a brother-in-law of Mr. Shilo, received 56,753 ordinary shares, out of a total amount of approximately $3.5 million.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2013.

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

	NIS		$U.S.
	Price per Ordinary Share		Price per Ordinary Share
	High	Low	High	Low
Annual
2014 (through February 23, 2014)	4.73	3.96	1.36	1.14
2013	4.29	3.23	1.15	0.91
2012	4.19	1.71	1.08	0.45
2011(beginning on February 3, 2011)	3.80	1.82	1.05	0.49

Quarter
2014
First quarter (through February 23)	4.73	3.96	1.36	1.14
2013
Fourth quarter	3.87	3.23	1.11	0.92
Third quarter	3.79	3.35	1.04	0.91
Second quarter	3.99	3.5	1.10	0.96
First quarter	4.29	3.64	1.15	0.99
2012
Fourth quarter	4.19	3.04	1.08	0.78
Third quarter	2.99	2.19	0.76	0.55
Second quarter	2.95	1.91	0.78	0.51
First quarter	2.52	1.71	0.66	0.45

Most Recent Six Months
February 2014 (through February 23)	4.57	4.20	1.30	1.20
January 2014	4.73	3.96	1.36	1.14
December 2013	3.87	3.23	1.11	0.92
November 2013	3.77	3.41	1.07	0.96
October 2013	3.71	3.49	1.05	0.99
September 2013	3.69	3.42	1.03	0.97
August 2013	3.69	3.52	1.03	0.96

On February 23, 2014, the last reported sales price of our ordinary shares on the TASE was NIS 4.45 per share, or $1.27 per share (based on the exchange rate reported by the Bank of Israel for such date). On February 23, 2014 the exchange rate of the NIS to the U.S. dollar was $1.00 = NIS 3.51, as reported by the Bank of Israel.

ADSs

Our ADSs have been trading on the Nasdaq Capital Market under the symbol “RDHL” since December 26, 2012.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Capital Market in U.S. dollars.

	$U.S.
	Price per ADS
	High	Low
2014	13.76	12.38
2013	13.60	8.31

Quarter
First quarter 2014 (through February 23)	13.76	12.38
Fourth quarter 2013	11.80	9.51
Third quarter 2013	10.73	8.31
Second quarter 2013	11.94	10.00
First quarter 2013	13.60	8.46

Most Recent Six Months
February 2014 (through February 23)	13.48	12.70
January 2014	13.76	12.38
December 2013	11.80	9.75
November 2013	10.97	9.51
October 2013	11.15	9.80
September 2013	10.73	9.73
August 2013	10.59	9.85

On February 23, 2014, the last reported sales price of our ADSs on the Nasdaq Capital Market was $12.9 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Description of Securities

Ordinary Shares

The following is a description of our ordinary shares. Our authorized share capital is 200,000,000 ordinary shares, par value NIS 0.01 per share.

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

Securities Purchase Agreements with OrbiMed and Broadfin

On December 30 and December 31, 2013, we entered into Securities Purchase Agreements with OrbiMed Israel Partners Limited Partnership (“OrbiMed”) and Broadfin Healthcare Master Fund, LTD. (“Broadfin”) for the sale of a total of 894,740 units, each consisting of one ADS and a three-year warrant to purchase 0.4 of an ADS, at a purchase price of $9.50 per unit, for an aggregate gross amount of $8.5 million. The warrants are exercisable for 357,896 ADSs in the aggregate (each representing 10 ordinary shares) at an exercise price of $11 per ADS. The parties closed the transaction on January 8, 2014.

The Warrants are immediately exercisable, have a three year term expiring on January 6, 2017 and may be exercised either for cash or on a cashless basis. The exercise price of the Warrant and the number of shares issuable upon exercise of the Warrant are subject to adjustments for stock dividends, stock splits, reverse splits or similar events, for dividends or other distributions to Company shareholders of Company assets (or rights to acquire assets), and for grants to Company shareholders of convertible securities or rights to purchase securities or property. Upon the occurrence of a transaction involving a change in control of the Company in which the consideration is all cash, the Warrant, if not previously exercised, will be cancelled and the holder would receive the cash it would have received had it exercised the Warrant immediately prior to the transaction. For all other changes in control transactions, the successor entity must assume the entire obligation under the Warrant and the successor entity must be a public company traded on a US exchange.

Under the agreements, until we have raised an aggregate of $28 million ($25.5 million in the agreement with Broadfin, which was for an investment of $2.5 million and signed a day after the agreement with OrbiMed) from the sale and issuance of securities, including ordinary shares, any other of our capital stock, ADSs, or any evidences of indebtedness or other securities representing or directly or indirectly convertible into or exchangeable for our capital stock (whether issued alone or together as "units") (the "Additional Securities"), if we issue Additional Securities at a price per Additional Security of less than $9.50 (such lower price, the "Subsequent Offering Price"), upon each such issuance we will issue to the investors a number of additional ADSs as necessary to reduce the effective price per Unit to the Subsequent Offering Price. If ordinary shares and/or ADSs are offered with any other rights, the "Subsequent Offering Price" will be calculated for each "unit" in such offering, consisting of one ordinary share (or ADS) plus the number of other rights per share in such offering. An adjustment will also apply to the issuance of convertible securities or warrants at a conversion or exercise price per share of less than $9.50 (adjusted for Ordinary Share-ADR ratio). "Additional Securities" excludes securities issued under our stock option plan, ordinary shares issued upon the exercise of currently outstanding options or warrants, ordinary shares issued for acquisition of any entity or other reorganization or joint venture, and securities issued (i) in connection with the acquisition of, or licensing arrangements for, pharmaceutical products, (ii) to suppliers or third party service providers in connection with the provision of goods or services or (iii) in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships, in each case if approved by the board and not in connection with a capital raising transaction.

We agreed to file with the Securities and Exchange Commission a registration statement covering the ADS to be issued to the investors as well as the ADS issuable upon exercise of the Warrant. The agreement provides for liquidated damages if the Company doesn't meet the deadlines for filing the registration statement and causing the registration statement to be declared effective or if the registration statement does not remain in effect for the period of time required under the agreement. We filed the registration statement with the Securities and Exchange Commission, and it was declared effective on February 4, 2014.

Share Purchase Agreements with Israeli Institutional and other Investors

On January 14, 2014, we entered into Share Purchase Agreements with Israeli institutional investors Migdal Insurance Company, Yelin Lapidot, and Excellence Nessuah, as well as Sphera Global Healthcare Master Fund and two private Israeli investment firms for the sale of a total of 10,458,740 ordinary shares at a purchase price of NIS 3.9 per share and three-year warrants to purchase 4,183,496 ordinary shares in the aggregate at an exercise price of NIS 4.9 per ordinary share, linked to changes in the NIS-US dollar exchange rate, for an aggregate gross amount of $11.7 million (based on the representative U.S. dollar–NIS rate of exchange of 3.49 on January 22, 2014). The parties closed the transaction on January 21, 2014.

We undertook, for a period of six months from the execution of the Share Purchase Agreements, not to issue additional ordinary shares to investors unless the effective price per ordinary share in the future issuance is equal to or greater than NIS 3.455 (approximately $0.98 based on the representative U.S. dollar – NIS rate of exchange of 3.51 on February 23, 2014) per share. For purposes of the agreements, "effective price" refers to the price per share at which shares will be issued by us, and in the case of the issuance of shares together with warrants for no additional consideration, the price per share will be reduced by the value of the warrant calculated in accordance with the Black & Scholes model. The limitation described in this paragraph will apply to issuance of securities to new investors only, whether in a private or public offering, but will not apply to issuance of shares to other investors in the private placement, issuances of shares pursuant to a share option plan for advisors, officers, directors and employees of ours, issuances of shares upon exercise of warrants outstanding on the date of the share purchase agreements, and similar issuances. Following completion of such six month period, we will be permitted to raise additional financing without any limitation.

The Warrants are immediately exercisable and expire on January 19, 2017. The exercise price of the Warrant and/or the number of shares issuable upon exercise of the Warrant are subject to adjustments for stock splits, reverse splits or similar events, for cash dividends or distribution of bonus shares to our shareholders, and for grants to our shareholders of rights to acquire securities of ours of any kind.

For a description of other material agreements, please see also "Information on the Company – B. Business Overview – Acquisition and License Agreements" and "Information on the Company – B. Business Overview – Manufacturing Agreements - Manufacturing Agreement Related to RHB-104.”

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

General Corporate Tax Structure in Israel

The Israeli corporate tax rate applicable to Israeli resident companies in 2013 is 25%. As of January 1, 2014 and thereafter, the Israeli corporate tax rate will be 26.5%.

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

As of January 1, 2013, the real capital gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income - 25% for corporations in 2013 (which increased to 26.5% in January 2014) and a marginal tax rate of up to 48% in 2013 for individuals (an additional 2% tax rate would be levied on individuals whose taxable income from in Israel exceeds NIS 811,560 (approximately $231,000 based on the representative U.S. dollar – NIS rate of exchange of 3.51on February 23, 2014) in 2013). Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control or the rights to its profit or income are held by or attributed to Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the Convention between the Government of the U.S. and the Government of the State of Israel with respect to Taxes on Income (the “U.S.- Israel Double Tax Treaty”) exempts a U.S. resident from Israeli capital gain tax in connection with the sale of the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Withholding Obligations - Either the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of Shares at a 25% tax rate from the "Real Gain" for corporations and individuals, and at a rate of 26.5% for corporation as of January 1, 2014.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return need not be filed and no advance payment must be paid. Capital gains are also reportable on annual income tax returns.

Dividends

As of January 1, 2013, dividends distributed by a company to a shareholder who is an Israeli resident individual will be generally subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be generally exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

As of January 1, 2013, dividends distributed by an Israeli resident company to a non-Israeli resident (either individual or corporation) are generally subject to tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12 month period). These rates may be reduced under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise – the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

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

Under the Code, certain dividends received by non-corporate U.S. Holders will be subject to a maximum income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a PFIC and only with respect to shares held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation if we are not treated as a PFIC because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the American Depositary Shares are readily tradable on an established securities market in the U.S. As discussed below, however, we may be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below). Accordingly, dividends paid by us to individual U.S. Holders may not be eligible for the reduced income tax rate applicable to qualified dividends.

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

Subject to certain conditions and limitations, any Israeli taxes withheld on dividends may be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular situation (including, in the case of a U.S. corporation that owns 10 percent or more of our voting shares, the possible application of Section 902 of the Code).

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

•	a U.S. Holder would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of Shares ratably over its holding period for such Shares,

•	the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the year of the dividend payment or disposition would be taxable as ordinary income, and

•	the favorable dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

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

If during any taxable year of a U.S. Holder ending on or after December 31, 2013 such U.S. Holder owns ordinary shares and we are a PFIC in such year, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company (generally with the U.S. Holder’s federal income tax return for that year), unless a de minimis exception applies. U.S. Holders are urged to consult their tax advisors regarding their annual filing requirements.

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

(A)	Set forth below is a sensitivity test to possible changes in U.S. dollars/ NIS exchange rate as of December 31, 2013:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents	37	94	11,851	(94)	(37)
Bank deposits	-	1	100	(1)	-
Financial asset at fair value	5	12	243	(12)	(5)
Accounts receivable	1	3	488	(3)	(1)
Accounts payable and accrued expenses	(5)	(14)	(2,415)	14	5
Total loss	38	96		(96)	(38)

(B) As of the date of this Annual Report, our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2013, these deposits carry annual interest of 0.6%-0.77%. Under these low interest rates, reasonable changes in interest rates are expected have negligible impact on the fair value of these assets.

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

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and Deputy CEO Finance and Operations, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

☐	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

☐	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

☐	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

☐	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and Deputy CEO Finance and Operations, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)(1992). Based on our assessment and this framework, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2013.

(c)	Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2012	2013
Services Rendered	(U.S. dollars in thousands)
Audit (1)	70	99
Audit related services (2)	157	4
Tax (3)	-	-
Total	227	103

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit related services relate to work regarding a public listing.
(3)	Tax fees relate to tax compliance, planning and advice.

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

H. pylori (Helicobacter pylori) - a Gram-negative bacterium found in the stomach. It was identified in 1982 by Dr. Barry Marshall and Dr. Robin Warren and is associated with peptic ulcer disease and development of gastric cancer.

IND - Investigational New Drug - a status assigned by the Food and Drug Administration to a drug before allowing its use in humans, so that experimental clinical trials may be conducted.

MAP bacterium (Mycobacterium avium subspecies paratuberculosis (MAP)) - an obligate pathogenic bacterium in the genus Mycobacterium.

NDA - New Drug Application - an application by drug sponsors to the Food and Drug Administration for approval of a new pharmaceutical for sale and marketing in the U.S.

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

Mycobacterium avium subspecies paratuberculosis (MAP) - MAP is the causative agent of Johne disease, a chronic granulomatous ileitis occurring mainly in ruminants. MAP has been incriminated as the cause of Crohn disease in humans.

REDHILL BIOPHARMA LTD.

2013 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

REDHILL BIOPHARMA LTD.

We have audited the accompanying statements of financial position of RedHill Biopharma Ltd. (the "Company") as of December 31, 2013 and 2012 and the related statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended on December 31, 2013. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and the results of its operations, changes in equity and cash flows for each of the three years in the period ended on December 31, 2013, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 24, 2014	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

REDHILL BIOPHARMA LTD.

STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
	Note	2013	2012	2011
		U.S. dollars in thousands

REVENUE		12	16	23
RESEARCH AND DEVELOPMENT EXPENSES, net	17	(8,100)	(6,455)	(5,414)
GENERAL AND ADMINISTRATIVE EXPENSES	18	(2,684)	(2,601)	(2,482)
OPERATING LOSS		(10,772)	(9,040)	(7,873)
FINANCIAL INCOME		158	197	570
FINANCIAL EXPENSES		(14)	(1,483)	(8,200)
FINANCIAL INCOME (EXPENSES), net	19	144	(1,286)	(7,630)
LOSS AND COMPREHENSIVE LOSS		(10,628)	(10,326)	(15,503)
LOSS PER ORDINARY SHARE - basic and diluted (U.S. dollars)	20	(0.17)	(0.20)	(0.32)

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2013	2012
		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	11,851	16,814
Bank deposits		19	486
Financial assets at fair value through profit or loss	6	243	1,065
Prepaid expenses and receivables	7	488	198
		12,601	18,563
NON-CURRENT ASSETS:
Restricted bank deposits		81	75
Fixed assets	8	103	113
Intangible assets	9	1,555	1,345
		1,739	1,533
TOTAL ASSETS		14,340	20,096

CURRENT LIABILITIES -
Accounts payable and accrued expenses	11	2,415	1,078

COMMITMENTS	13

EQUITY:	15
Ordinary shares		174	143
Ordinary shares to be issued		-	8,020
Additional paid-in capital		43,144	31,469
Warrants		1,867	3,273
Accumulated deficit		(33,260)	(23,887)
TOTAL EQUITY		11,925	19,018

TOTAL LIABILITIES AND EQUITY		14,340	20,096

The accompanying notes are an integral part of these financial statements.

(Continued) - 1

REDHILL BIOPHARMA LTD.

STATEMENTS OF CHANGES IN EQUITY

		Ordinary	Convertible	Additional
	Ordinary	shares to be	preferred	paid-in		Accumulated
	shares	issued	shares	capital	Warrants	deficit	Total equity
		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2011	3	-	2	925	45	(2,569)	(1,594)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011:
Comprehensive loss	-	-	-	-	-	(15,503)	(15,503)
Exercise of warrants into convertible preferred shares	-	-	*	629	(45)	-	584
Conversion of convertible preferred shares into ordinary shares	2	-	(2)			-	-
Distribution of bonus shares	42	-		(42)		-	-
Conversion of mandatory convertible loans to equity	53	-	-	17,381	1,749	-	19,183
Issuance of ordinary shares and warrants under public offering	39	-	-	11,352	1,271	-	12,662
Exercise of warrants into ordinary shares	3	-	-	923	(334)	-	592
Share-based compensation to employees and service providers	-	-	-	-	-	2,863	2,863
BALANCE AT DECEMBER 31, 2011	142	-	-	31,168	2,686	(15,209)	18,787
BALANCE AT JANUARY 1, 2012	142	-	-	31,168	2,686	(15,209)	18,787
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012:
Comprehensive loss	-	-	-	-	-	(10,326)	(10,326)
Exercise of options into ordinary shares	1	-	-	301	-	-	302
Cash receipt on account of ordinary shares and warrants, see note 15a(6)	-	5,661	-	-	587		6,248
Settlement of the royalty obligations, see note 12	-	2,359	-	-	-	-	2,359
Share-based compensation to employees and service providers	-	-	-	-	-	1,648	1,648
BALANCE AT DECEMBER 31, 2012	143	8,020	-	31,469	3,273	(23,887)	19, 018

* Represents amount less than $1 thousand.

(Concluded) - 2

REDHILL BIOPHARMA LTD.

STATEMENTS OF CHANGES IN EQUITY

		Ordinary	Additional
	Ordinary	shares to	paid-in		Accumulated
	shares	be issued	capital	Warrants	deficit	Total equity
	US dollars in thousands

BALANCE AT JANUARY 1, 2013	143	8,020	31,469	3,273	(23,887)	19,018
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013:
Comprehensive loss	-	-	-	-	(10,628)	(10,628)
Exercise of warrants and options into ordinary shares, net	7	-	3,311	(1,138)	-	2,180
Issuance of ordinary shares and warrants, see notes 15a(6) and 12	24	(8,020)	8,087	9	-	100
Warrants expiration	-	-	277	(277)	-	-
Share-based compensation to employees and service providers	-	-	-	-	1,255	1,255
BALANCE AT DECEMBER 31, 2013	174	-	43,144	1,867	(33,260)	11,925

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	(10,628)	(10,326)	(15,503)
Adjustments in respect of income and expenses not involving cash flows:
Share-based compensation to employees and service providers	1,255	1,648	2,863
Fair value losses on mandatory convertible loans	-	-	7,938
Depreciation	24	24	15
Fair value losses (gains) on financial assets at fair value through profit or loss	(54)	(57)	29
Revaluation of bank deposits	(16)	(4)	9
Accretion and settlement of royalty obligations to investors	-	1,473	168
Exchange differences in respect of cash and cash equivalents	(64)	(12)	(640)
Changes in asset and liability items:
Decrease (increase) in prepaid expenses and receivables	(290)	(109)	61
Increase in accounts payable and accrued expenses	1,337	568	369
Net cash used in operating activities	(8,436)	(6,795)	(4,691)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(14)	(8)	(136)
Purchase of intangible assets	(210)	(100)	(45)
Changes in investment in bank deposits	477	2,529	(3,080)
Purchase of financial assets at fair value through profit or loss	-	(1,032)	(1,506)
Proceeds from sale of financial assets at fair value through profit or loss	876	1,588	-
Net cash provided by (used in) investing activities	1,129	2,977	(4,767)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net	100	6,248	12,662
Exercise of warrants and options into shares, net of expenses	2,180	302	1,176
Net cash provided by financing activities	2,280	6,550	13,838
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,027)	2,732	4,380
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	64	12	640
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	16,814	14,070	9,050
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	11,851	16,814	14,070
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	30	126	14
SUPPLEMENTARY INFORMATION ON FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Settlement of the royalty obligations	-	2,359	-
Conversion of mandatory convertible loans	-	-	19,183

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION:

a.	General

RedHill Biopharma Ltd. (the "Company") was incorporated in Israel on August 3, 2009 and is active in the pharmaceutical industry. The Company is focused primarily on the development and acquisition of therapeutic candidates (the "Drugs"). In particular, the Company acquires or in-licenses and develops patent-protected new formulations and combinations of existing drugs in advanced stages of development. Additionally, the Company's strategy is to commercialize these Drugs (in cooperation with and/or through pharmaceutical and biotechnology companies) and to acquire rights in additional drugs.

The Company's primary therapeutic focus is on inflammatory and gastrointestinal (GI) diseases, including cancers and related conditions.

In February 2011, the Company listed its securities on the Tel-Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since then. Since December 2012, the Company's American Depositary Shares (“ADSs”) have been listed on the NASDAQ Capital Market (“NASDAQ”).

The Company's registered address is at 21 Ha'arba'a St, Tel-Aviv, Israel.

The Company is still engaged in the research and development of its therapeutic candidates. Accordingly, the Company is unable to estimate if and when its business will generate positive cash flow. Through December 31, 2013, the Company had accumulated an operating loss and its activities have been funded through public and private offerings of the Company's securities.

The Company plans to fund its future operations through commercialization of its therapeutic candidates, out-licensing certain programs and raising additional capital. The Company's current cash resources are not sufficient to complete the research and development of all of the Company's therapeutic candidates. Management expects that the Company will incur more losses as it continues to focus its resources on advancing its therapeutic candidates based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months. See subsequent event note 22 for capital raised in January 2014.

If the Company is unable to commercialize or out-license its therapeutic candidates or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research, development programs or commercialization related to the therapeutic candidates, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

b.	Approval of financial statements

These financial statements were approved by the Board of Directors on February 24, 2014.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis for presentation of the financial statements

The financial statements of the Company as of December 31, 2013 and 2012 and for each of the three years in the period ended on December 31, 2013 have been prepared in accordance with International Financial Reporting Standards, ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

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

The assets’ residual values, useful lives and depreciation method are reviewed, and adjusted, if appropriate, at least once a year.

e.	Research and development:

1)	Research and development assets acquired by the Company, the development of which has not been completed yet, are stated at cost and are not amortized; these assets are tested for impairment once a year. At the time these assets will be available for use, they will be amortized by the straight line method over their useful lives.

2)	Research expenses are charged to profit or loss as incurred. An intangible asset arising from development of the Company's Drugs is recognized if all of the following conditions are met:
•	It is technically feasible to complete the intangible assets so that it will be available for use;
•	Management intends to complete the intangible asset and use it or sell it;
•	There is an ability to use or sell the intangible asset;
•	It can be demonstrated how the intangible asset will generate probable future economic benefits;
•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and costs associated with the intangible asset during development can be measured reliably.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Other development costs that do not meet the above criteria are recognized as expenses as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

As of December 31, 2013 and 2012, the Company has not yet capitalized development costs.

3)	Amounts paid to purchase intellectual property of drugs are capitalized and carried as intangible assets. Amounts due for future payment, based on agreements, will be accrued upon reaching the relevant milestones.

4) Research and development costs for the performance of clinical trials and manufacturing by subcontractors are recognized as incurred.

f.	Impairment of non-financial assets

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

a)	Financial assets at fair value through profit or loss

This category includes financial assets that are managed and their performance is evaluated on a fair value basis. Thus, upon their initial recognition, these assets are designated by management at fair value through profit or loss. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as noncurrent.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the statement of financial position date (for which they are classified as noncurrent assets). The loans and receivables of the Company are comprised of "receivables", "cash and cash equivalents" and "bank deposits" in the statement of financial position.

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

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

i.	Share capital

The Company's ordinary shares are classified as the Company's share capital. Incremental costs directly attributed to issuance of new shares or warrants are presented under equity as a deduction from the proceeds of issuance.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Employee benefits:

1)	Pension and retirement benefit obligations:

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

Under Israeli law, each employee is entitled to vacation days and recreation pay, both computed on an annual basis. The entitlement is based on the period of employment. The Company records a liability and an expense for vacation and recreation fees, based on the benefit accumulated for each employee.

k.	Share-based payments

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

Share-based payments to employee by reference to the fair value of the options granted at date of grant.

Share-based payments to service providers by reference to the fair value of the service provided.

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

l.	Revenue recognition

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

m.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive loss on a straight-line basis over the period of the lease.

n.	Loss per ordinary share

The computation of basic loss per share is based, as a general rule, on the Company's loss divided by the weighted average number of ordinary shares outstanding during the period.

In calculating the diluted loss per share, the Company adds to the average number of shares outstanding that was used to calculate the basic loss per share the weighted average of the number of shares to be issued assuming all shares that have a potentially dilutive effect have been exercised into shares.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Deferred taxes

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

Since the Company is unable to assess whether it will have taxable income in the foreseeable future, no deferred tax assets were recorded in these financial statements.

p.	Standards and interpretations to existing standards that are not yet in effect and have not been early adopted by the Company:

International Financial Reporting Standard No. 9 "Financial Instruments" (hereafter - IFRS 9)

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company has yet to assess IFRS 9’s full impact. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the International Accounting Standards Board.

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

Risk management is performed by the Deputy Chief Executive Officer, Finance and Operations of the Company, who identifies and evaluates financial risks in close cooperation with the Company's Chief Executive Officer.

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

Foreign exchange risk - the Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investment of some liquidity in currencies other than the U.S. dollar (i.e. the functional, reporting and presentation currency of the Company). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the Functional Currency of the Company been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized an additional expense of $96 thousand, $74 thousand and $393 thousand in profit or loss for the years ended, December 31, 2013, 2012 and 2011 respectively.

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

Credit and interest risk arise from cash and cash equivalents, deposits with banks as well as accounts receivable. A substantial portion of liquid instruments of the Company are invested in short-term deposits in highly-rated banks. The Company estimates that since the liquid instruments are mainly invested for the short term and with highly-rated institutions, the credit and interest risk associated with these balances is immaterial.

(c)	Liquidity risk

Prudent liquidity risk management requires maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

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

As of December 31, 2013 and 2012, the Company’s financial liabilities include accounts payable and accrued expenses for period less than 1 year.

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

The following is an analysis of financial instruments measured at fair value using valuation methods. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

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

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

As of December 31, 2013 and 2012, the financial instruments of the Company presented at fair value are financial assets at fair value through profit or loss in the amounts of $243 thousand and $1,065 thousand, respectively. Those instruments are classified as level 1.

b.	Classification of financial instruments by groups:

	Assets at fair value through profit or loss	Loans and receivables	Total
	U.S. dollars in thousands

As of December 31, 2013:
Cash and cash equivalents	-	11,851	11,851
Bank deposits	-	100	100
Financial assets at fair value through profit or loss	243	-	243
Receivables (except prepaid expenses)	-	427	427
	243	12,378	12,621

As of December 31 ,2012:
Cash and cash equivalents		16,814	16,814
Bank deposits		561	561
Financial assets at fair value through profit or loss	1,065		1,065
Receivables (except prepaid expenses)		84	84
	1,065	17,459	18,524

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

c.	Composition of financial instruments by currency:

	Dollar	Foreign currency (mainly NIS)	Total
	U.S. dollars in thousands
As of December 31, 2013:
Assets:
Cash and cash equivalents	9,712	2,139	11,851
Bank deposits	-	100	100
Financial assets at fair value through profit or loss	-	243	243
Receivable (except prepaid expenses)	365	62	427
	10,077	2,544	12,621
Liabilities -
accounts payable and accrued expenses	2,143	272	2,415
	7,934	2,272	10,206
As of December 31, 2012:
Assets:
Cash and cash equivalents	15,849	965	16,814
Bank deposits	473	88	561
Financial assets at fair value through profit or loss	-	1,065	1,065
Receivable (except prepaid expenses)	-	84	84
	16,322	2,202	18,524
Liabilities -
accounts payable and accrued expenses	734	344	1,078
	15,588	1,858	17,446

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31
	2013	2012
	U.S. dollars in thousands
Cash in bank	7,711	6,703
Short-term bank deposits	4,140	10,111
	11,851	16,814

The carrying amounts of the cash and cash equivalents approximate their fair values.

NOTE 6 - FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These financial assets as of December 31, 2013 and 2012 represent a portfolio of Israeli, NIS-denominated marketable securities, which is managed and valued by the Company based on the fair value of all portfolio securities.

Taking into consideration the manner of management of the portfolio and the evaluation of its performances, the Company classified the entire investment in marketable securities as financial assets at fair value through profit or loss. The fair value of the securities is based on their exchange market price at the end of the reporting date trading day.

NOTE 7 - PREPAID EXPENSES AND RECEIVABLES:

	December 31
	2013	2012
	U.S. dollars in thousands
Prepaid expenses	61	114
Discount from Service Provider – see note 17b	363	-
Government institutions	62	81
Other	2	3
	488	198

The fair value of receivables, which constitute financial assets, approximates their carrying amount.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 - FIXED ASSETS:

The composition of assets and accumulated depreciation, grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2013	2012	2013	2012	2013	2012
	U.S. dollars in thousands
Office furniture and equipment (including computers)	84	70	36	22	48	48
Leasehold improvements	82	82	27	17	55	65
	166	152	63	39	103	113

NOTE 9 - INTANGIBLE ASSETS

The intangible assets represent R&D assets with respect to intellectual property rights of the Drugs purchased by the Company under licensing agreements or under asset acquisition agreements. The changes in those assets are as follows:

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
Cost:
Balance at beginning of year	1,345	1,245	1,200
Additions during the year	210	100	45
Balance at end of year	1,555	1,345	1,245

For further details, see note 13.

As of December 31, 2013 the Company did not record impairment of these intangible assets.

NOTE 10 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Labor laws and agreements in Israel require the Company to pay severance pay and/or pensions to an employee dismissed or retiring from their employment in certain circumstances.

b.	The Company's pension liability and the Company's liability for payment of severance pay for employees in Israel for whom the liability is within the scope of Section 14 of the Severance Pay Law is covered by ongoing deposits with defined contribution plans. The amounts deposited are not included in the statements of financial position.

The amounts charged as an expense in respect of defined contribution plans in 2013, 2012 and 2011 were $62 thousand, $58 thousand and $51 thousand respectively. Of those amounts, approximately half were charged to general and administrative expenses and half to research and development expenses.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

	December 31
	2013	2012
	U.S. dollars in thousands
Trade payables	882	313
Expenses payable	1,263	571
Employees and employees institutions	205	150
Government institutions	65	44
	2,415	1,078

The fair value of the accounts payable and accrued expense balances approximates their carrying amounts.

NOTE 12 - ROYALTY OBLIGATIONS TO INVESTORS

As part of the mandatory convertible loan agreements with investors from August 2010, the investors were entitled to royalties equal to 5% of future revenue from two therapeutic candidates purchased by the Company.

On December 26, 2012, a General Shareholders Meeting of the Company approved the acquisition and settlement of the royalty rights granted to investors pursuant to the August 2010 mandatory convertible loan agreements in exchange for the issuance of an aggregate of 2,317,186 Company ordinary shares, with each investor entitled to receive a number of shares on a pro-rata basis in accordance with its respective royalty rights. The royalty obligation was presented as amortized cost.

On the date of the approval, the Company was relieved of its royalty obligations and the associated liability was derecognized. The fair value of the shares to be issued was $2,359 thousand. The increase, prior to settlement, in the royalty obligations amortized cost resulted primarily from interest accretion and from management's estimate with regard to future royalties. The excess between the fair value of the shares over the amortized cost of the liability as of the approval date was recorded on the statement of comprehensive loss under financial expenses. The shares were issued on January 10, 2013.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - COMMITMENTS:

a.	Agreements to purchase intellectual property of drugs:

1)	On November 18, 2009, the Company entered into an agreement with a Danish company to provide the Company with the exclusive rights to a drug that treats congestive heart failure, left atrium dysfunction and high blood pressure. According to the agreement, the Company paid the Danish company an initial amount of $100 thousand, and later will transfer to the Danish company additional amounts of up to $700 thousand based on achieving regulatory milestones as agreed between the parties. Under the agreement, the Company agreed to pay the Danish company royalties at 30% of the Company's revenues generated by the drug, less specified amounts incurred in the 12 years from the date marketing begins, or until the patent expires, whichever is the earliest in each country where the drug will be marketed. According to the agreement, the Company will obtain exclusive global rights for completing development and for production, commercialization, marketing and selling the drug. Through December 31, 2013, the Company paid the Danish company $100 thousand.

2)	On May 2, 2010, the Company entered into an agreement with a U.S. publically-traded company that grants the Company an exclusive license to use rights relating to a drug that treats chemotherapy, radiation and surgery-induced nausea and vomiting. Under the agreement, the Company paid the U.S. company an initial amount of $100 thousand, and will later pay the U.S. company an amount of up to $500 thousand, based on regulatory milestones set between the parties. Under the agreement, the Company agreed to pay the U.S. company royalties equal to 8% of Company revenues from selling the drug, less certain amounts as detailed in the agreement, during a period which is the shorter of: (1) expiry of the last patent granted under the license; (2) ten years from the beginning of marketing the drug by the Company or any third party; and (3) the date in which the amount of all payments to the U.S. company reach $30 million. Through December 31, 2013, the Company paid $100 thousand to the U.S. company.

In 2013, the U.S. company announced that it had ceased business operations. Under the terms of the license agreement, the Company has the protection afforded to the licensee under the United States Bankruptcy Code. The Company is currently assessing the expected effect, if any, on its future commitments. The Company is taking active steps to safeguard its rights however there is no guarantee the Company will be able to safeguard its rights under the license agreement.

3)	On August 26, 2010, the Company entered into an agreement with a Canadian-based company which is traded in the U.S. and Canada, to co-develop a drug for the treatment of migraines. Under the agreement, the Company paid the Canadian company an initial amount of $500 thousand on the date of signing the agreement, and later will transfer additional amounts of up to $800 thousand based on achieving milestones as agreed between the parties. In addition, the Company will participate in additional drug research and development costs.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - COMMITMENTS (continued):

Under the agreement, the Company will pay a 60% royalty to the Canadian company for the first $2 million in revenue. For revenues beyond the $2 million, the Company will pay royalties at 20% - 40% of the Company's income from the drug. The agreement is for an indefinite period.

Through December 31, 2012, the Company paid the Canadian Company for the license of the drug under the agreement a total of approximately $800 thousand. In addition, through December 31, 2013, the Company participated in the drug research and development costs in the amount of $1.1 million that was recorded in the statements of comprehensive loss under research and development expenses.

4)	On August 11, 2010, the Company entered into an agreement with an Australian company listed on the Australian stock exchange in an asset purchase agreement to acquire intellectual property of the Australian company relating to three therapeutic candidates for the treatment of intestinal and digestion conditions. Under the purchase agreement, the Company paid the Australian company an initial amount of $500 thousand and later another payment in the range of 7% - 20% of Company revenues from the sale of the drugs. Through December 31, 2013, the Company paid the Australian company a total of $500 thousand.

5)	On September 18, 2011, the Company entered into an agreement with a U.S. academic institution (hereinafter – "the Academic Institution") to acquire exclusive rights to a diagnostic test (hereinafter – the "Test") for certain bacteria relatively prevalent among patients of a certain condition of the intestines and digestive tract.

Under the agreement, in addition to an initial payment of $45 thousand, the Company will pay the Academic Institution royalties in the range of 7% - 20% of the amount received by the Company from revenues resulting from rights to the Test and other potential payments in immaterial amounts. Through December 31, 2013, the Company paid the Academic Institution a total amount of $55 thousand.

The acquisition of rights was intended to allow the Company to screen patients for clinical trials and, in the future, may be used commercially, if and when approved for marketing, in combination with treatment with one of the drugs that was purchased from the Australian company.

b.	Operating lease agreement

The Company entered into an operating lease agreement for the offices it uses. The agreement will expire on January 31, 2017 (hereafter “date of end of rental period”) with an option to extend the rental period by an additional 3 years. The projected rental payments until the end of the rental period, at rates in effect at December 31, 2013, are $210 thousand per year.

As of December 31, 2013 an amount of $81 thousand was deposited with a bank to secure the lease payments.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 14 - INCOME TAX:

a.	Measurement of results for tax purposes

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars.

The results of the Company are measured for tax purposes in accordance with Accounting Principles Generally Accepted in Israel (Israeli GAAP). These financial statements are prepared in accordance with IFRS. The difference between IFRS and Israeli GAAP, both on an annual and a cumulative basis causes a difference between taxable results and the results reflected in these financial statements.

b.	Tax rates

The income of the Company is subject to corporate tax rate. Israeli corporate tax rate for 2013 and 2012 was 25%.

On August 5, 2013, the Law of Change in National Priorities (Legislative Achieve Budget for the Years 2013 and 2014), 2013, was published, which provided, inter alia, raising the corporate tax rate to a rate of 26.5% from 2014 and thereafter.

c.	Carry forward losses

The balance of carry forward losses as of December 31, 2013 is $17 million. These tax carry forward losses have no expiration date.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected. The Company has not created deferred taxes on its carry forward losses since their utilization is not expected in the foreseeable future.

d.	Deductible temporary differences

The amount of cumulative deductible temporary differences, other than carry forward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the statement of financial position as of December 31, 2013 and 2012, were $8 million and $4.5 million, respectively. These temporary differences have no expiration dates.

e.	Tax assessments

The Company has not been assessed for tax purposes since its incorporation.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 - EQUITY:

a.	Share capital:

1)	Composition

Company share capital is composed of ordinary shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31
	2013	2012
	In thousands
Authorized	200,000	100,000

Issued and paid	64,400	52,990

The Company’s ordinary shares are traded on the TASE and the Company’s ADSs are traded on the NASDAQ under the symbols “RDHL.” Each ADS represents 10 ordinary shares. The last reported market price for the Company’s securities on December 31, 2013 was $11.80 per ADS on the NASDAQ and $1.11 per share on the TASE (based on the exchange rate reported by the Bank of Israel for such date).

2)	Changes in share capital

On July 31, 2013, a general meeting of shareholders approved the increase of the authorized share capital of the Company to NIS 2 million, divided into 200,000,000 ordinary shares, NIS 0.01 par value per share.

3)	Conversion of mandatory convertible loans

In February 2011, all of the mandatory convertible loans raised from investors in August and November 2010, were automatically converted into 19,818,314 Company ordinary shares and to warrants, based on their terms, just prior to the Company's Initial Public Offering on the TASE.

Through November 2013, the Company received notifications on the exercise of the above warrants that had been granted to investors. In 2011, the Company issued 803,667 ordinary shares for $0.6 million, net of issuance costs. In 2013, the Company issued 2,550,865 ordinary shares for $2.2 million, net of direct issuance costs. The remaining 629,995 unexercised warrants expired along with any right or claim whatsoever of the holder.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 - EQUITY (continued):

4)	Public offering

On February 3, 2011, the Company completed a public offering of securities on the TASE under a prospectus dated February 2, 2011. As part of the offering, the Company issued 14,302,300 ordinary shares and 7,151,150 warrants (Series 1). Issuance proceeds (gross) amounted to $14 million, less direct issuance costs of $1.3 million, thereby amounting to $12.7 million.

5)	Exercise of options

During 2012, the Company received notifications on the exercise of the 600,000 non-tradable options issued to service providers and notifications on the exercise of 70,000 options that were issued to a consultant in August 2010. Accordingly, the Company issued 670,000 ordinary shares for $302 thousand.

During 2013, the Company received notifications of exercise with respect to options that had been issued to a consultant in August 2010 and in February 2011. Accordingly, the Company issued 60,000 ordinary shares for $13 thousand.

6)	In December 2012, the Company entered into investment agreements with a group of investors for the issuance of 6,481,280 ordinary shares and 3,240,640 warrants exercisable into ordinary shares in consideration of an aggregate investment amount of approximately $6.56 million. Through December 31, 2012, the Company received with respect to the investment agreements a total of approximately $6.25 million, net of direct issuance cost of $212 thousand. This amount was allocated to ordinary shares to be issued and warrants based on their fair value. The ordinary shares and warrants were issued on January 10, 2013. For information regarding the terms of the warrants, see b(2) below.

b.	Warrants:

1)	The warrants (Series 1) issued as part of the Company initial public offering on the TASE were exercisable from issuance through February 2, 2014. Through February 2014 the Company received notifications on the exercise of the warrants (Series 1) for exercise price per ordinary share of $1.25. Accordingly, in February 2014, the Company issued 3,246,082 ordinary shares for $4 million, net of issuance costs. The remaining 3,905,068 unexercised warrants (Series 1) expired along with any right or claim whatsoever of the holder.

2)	The warrants issued under the investment agreement, as described in a(6) above, are exercisable into 3,240,640 ordinary shares, for a period of 24 months. As of December 31, 2013 the exercise price of each warrant ranges from $1.34 to $1.54, depending on the date of exercise.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 - EQUITY (continued):

Through February 24, 2014, the Company received notifications of exercise with respect to the warrants at an exercise price per ordinary share of $1.34. Accordingly, in January 2014, the Company issued 336,400 ordinary shares for $437 thousand, net of issuance costs. The current exercise price of the remaining 2,904,240 outstanding warrants is $1.54 per ordinary share.

NOTE 16 - SHARE-BASED PAYMENTS

On May 30, 2010, a general meeting of shareholders approved the option plan of the Company for 2010 (the "Option Plan"), after being approved by the Board of Directors resolved in 2010 and 2011 to increase the Option Plan, the Company is allowed to allocate 22,080,000 options to employees and directors. The terms and conditions of the grants were determined by the Board of Directors and are according to the Option Plan.

In addition, in 2010 and 2011, the Company's Board of Directors approved grants of 600,000 options to Company service providers beyond the scope of the Company's Option Plan.

a.	Following is information on options granted in 2013:

	Number of options granted
	According to Option Plan of the Company			Exercise price to 1 ordinary share ($)	The fair value of options on date of grant in $U.S. thousands (2)
Date of Grant	Other than directors (1)	To directors (1)	Total
May 2013	1,930,000	-	1,930,000	1.12	1,104
July 2013	* 550,000	300,000	850,000	1.12	445
	2,480,000	300,000	2,780,000		1,549

* The options were allocated to officers who also serve as directors.

1)	The options will vest as follows: for employees and consultants of the Company who had provided services to the Company for a period exceeding one year as of the date of grant, the options will vest in 16 equal quarterly installments over a four-year period. For employees and consultants of the Company who provided services to the Company for a period of less than one year as of the date of grant, the options will vest as follows: 1/4 of the options will vest one year following the grant date, and the rest over the following three years in 12 equal quarterly installments.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 16 - SHARE-BASED PAYMENTS (continued):

2)	The fair value of all options on the date of grant was U.S. $1.5 million. The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company's ordinary share: $0.98- $1.067, expected volatility: 66.08%-66.55%, risk-free interest rate: 1.4%-1.95% and expected useful life to exercise: seven years.

b.	Options granted in 2012:

	Number of options granted
	According to Option Plan of the Company			Exercise price to 1	The fair value of options on date of grant in $U.S. thousands (2)
Date of grant	Other than directors (1)	To directors (1)	Total	ordinary share ($)
January 2012	825,000	-	825,000	0.72	289
February 2012	*1,000,000	-	1,000,000	0.72	271
June 2012	200,000	-	200,000	0.70	75
	2,025,000	-	2,025,000		635

*The options were allocated to officers who also serve as directors.

1)	The options will vest as follows: In the first year, 1/3 of the options after one year from the date of grant, or 1/6 of the total number of options at the end of each calendar half year. In the second and third years, 1/6 of the remaining options at the end of each calendar half year or 6-month period.

2)	The fair value of the options on the date of grant was computed using the binomial model. The underlying data used for computing the fair value of the options are mainly as follows: ordinary share price, based on share price in the public offering: $0.52-$0.675, expected volatility: 67.53%-68.49%, risk-free interest rate: 1.06%-1.43% (the risk-free interest rate is determined based on rates of return on maturity of unlinked U.S. treasury bonds with time to maturity that equals the average life of the options); expected dividend at $0 and expected life to exercise of 7 years.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 16 - SHARE-BASED PAYMENTS (continued):

c.	Changes in the number of shares and weighted averages of exercise prices are as follows:

	Year ended December 31
	2013		2012
	Number of options	Weighted average of exercise price	Number of options	Weighted average of exercise price
Outstanding at beginning of year	12,015,000	0.47	10,660,000	0.43
Exercised	(60,000)		(670,000)
Granted	2,780,000	1.12	2,025,000	0.72
Outstanding at end of year	14,735,000	0.60	12,015,000	0.47
Exercisable at end of year	11,596,667	0.49	7,816,667	0.38

d.	The following is information about exercise price and remaining useful life of outstanding options at year-end:

December 31, 2013			December 31, 2012
Number of options outstanding at end of year	Exercise price range	Weighted average of remaining useful life	Number of options outstanding at end of year	Exercise price range	Weighted average of remaining useful life
14,735,000	0.17-1.12	4.58	12,015,000	0.17-1.05	5.03

e.	Expenses recognized in profit or loss for the options are as follows:

Year ended December 31
2013	2012	2011
U.S. dollars in thousands
1,255	1,648	2,863

The remaining compensation expenses as of December 31, 2013 are $915 thousand and will be expensed in full by March 2017.

The options granted to Company employees in Israel are governed by relevant rules in Section 102 to the Israel Income Tax Ordinance (hereinafter the “Ordinance”). According to the treatment elected by the Company and these rules, the Company is not entitled to claim as tax deductions the amounts charged to employees as a benefit, including amounts recognized as payroll benefits in Company accounts for the options the employees received within the Option Plan.

Options granted to option holders who are related parties of the Company are governed by Section 3(i) to the Ordinance.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 - RESEARCH AND DEVELOPMENT EXPENSES, net:

a.	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
Payroll and related expenses	426	529	468
Professional services	1,272	933	698
Share-based payments	753	862	1,384
Clinical trials	6,019	3,620	2,463
Patents expenses	233	240	193
Other	363	271	208
Discount from Service Provider, see b. below	(966)	-	-
	8,100	6,455	5,414

b.	In 2013, the Company received notification from its Canadian service provider ("Service Provider") that the Canadian authorities successfully completed their review of the Service Provider's request for certain incentive cash benefits related to research and development activities provided by the Service Provider for the Company. In 2013, the Service Provider received the requested benefits from the Canadian authorities, and subsequently the Company received a discount from the Service Provider for research and development services provided from 2011 through February 2013 in the amount of $603 thousand.

As of December 31, 2013 the Company expects to receive an additional discount of $363 thousand in respect of research and development services provided by the Service Provider from March 2013 through December 31, 2013.

NOTE 18 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
Payroll and related expenses	754	517	467
Share-based payments	501	787	1,479
Professional services	997	879	301
Office related expenses	131	122	103
Other	301	296	132
	2,684	2,601	2,482

EDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 19 - FINANCIAL EXPENSES (INCOME), net:

	Year ended December 31
	2013	2012	2011
	U.S dollars in thousands
Financial income:
Fair value gain on financial assets at fair value through profit or loss	54	57	-
Income from changes in exchange rates	74	21	556
Other	30	119	14
	158	197	570
Financial expenses:
Fair value losses on mandatory convertible loans	-	-	7,938
Accretion and settlement of royalty obligations to investors	-	1,473	168
Fair value losses on financial assets at fair value through profit or loss	-	-	29
Other	14	10	65
	14	1,483	8,200
Financial expenses (income) – net	(144)	1,286	7,630

NOTE 20 - LOSS PER ORDINARY SHARE

The basic loss per share is computed by dividing the Company's loss by the weighted average number of ordinary shares outstanding during the period.

The diluted loss per share is identical to the basic loss per share since the effect of potential dilutive shares in anti-dilutive.

Set forth below are data taken into account in the computation of loss per share:

	Year ended December 31
	2013	2012	2011

Loss as reported in the financial statements (in thousands of dollars)	10,628	10,326	15,503
Weighted average of ordinary shares outstanding during the period (in thousands)	62,379	52,595	48,087
Basic and diluted loss per share (dollars)	0.17	0.20	0.32

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 21 - RELATED PARTIES:

a.	Key management includes members of the Board of Directors, the Chief Executive Officer and Deputy Chief Executive Officer, Finance and Operations.

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands

Key management compensation:
Salaries and other short-term employee benefits	555	373	467
Post-employment benefits	48	44	48
Share-based payments	515	974	1,814
Other long-term benefits	25	22	25

Transactions with key management:
Accretion and settlement of royalty obligations to investors	-	637	73
Fair value on mandatory convertible loans	-	-	1,697

b.	Balances with related parties:

	December 31
	2013	2012
	U.S. dollars in thousand
Current liabilities -
credit balance in "accounts payable"	146	131

NOTE 22 - EVENTS SUBSEQUENT TO DECEMBER 31, 2013:

a.	In January 2014, the Company raised aggregate gross amount of $8.5 million from two new investors in the form of private placements of ADSs and warrants.

The Company issued a total of 894,740 ADSs and warrants to purchase 357,896 ADSs at a purchase price of $9.50 per unit of one ADS and 0.4 warrants (the “Unit”). The warrants have a three-year term and may be exercised either for cash or on a cashless basis at an exercise price of $11.00 per ADS. In addition, if the Company issues new securities at a price per unit which is less than $9.50 (such lower price, the "Subsequent Offering Price"), the Company will issue to the investors a number of additional ADSs as necessary to reduce the effective price per Unit to the Subsequent Offering Price. If ordinary shares and/or ADSs are offered with any other rights, the Subsequent Offering Price will be calculated for each unit in such offering, consisting of one ordinary share (or ADS) plus the number of other rights per share in such offering. This provision applies until the Company raises a certain threshold of capital. The threshold is $28 million in the agreement with the first investor and $25.5 million in the agreement with the second investor signed one day later.

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 22 - EVENTS SUBSEQUENT TO DECEMBER 31, 2013 (continued):

b.	In January 2014, the Company raised an aggregate gross amount of $11.7 million from a select group of new investors (hereafter the “Group”) in the form of a private placement. The Company issued to the Group a total of 10,458,740 ordinary shares and warrants to purchase a total of 4,183,496 ordinary shares, which have a three-year term and are exercisable at a an exercise price of $1.4 per ordinary share.

EXHIBIT INDEX

The exhibits filed with or incorporated into this Registration Statement are listed in the index of exhibits below

Exhibit Number	Exhibit Description

1.1	Articles of Association of the Registrant, as amended (unofficial English translation).

2.1	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on December 6, 2012).

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on December 6, 2012).

4.1†	Exclusive License Agreement, dated November 18, 2009, by and between the Registrant and Egalet a/s (RHB-101) (incorporated by reference to Exhibit 4.1 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.2	Exclusive License Agreement, dated May 2, 2010, by and between the Registrant and SCOLR Pharma Inc. (RHB-102) (incorporated by reference to Exhibit 4.2 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.3†	Co- Development and Commercialization Agreement, dated August 26, 2010, by and between the Registrant and IntelGenx Corp. (incorporated by reference to Exhibit 4.3 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.4†	Side Letter Agreement, dated January 31, 2013, by and between the Registrant and IntelGenx Corp.

4.5†	Asset Purchase Agreement, dated August 11, 2010, by and between the Registrant and Giaconda Limited (RHB-104, 105, 106) (incorporated by reference to Exhibit 4.4 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.6†	License Agreement, dated September 15, 2011, by and between the Registrant and University of Central Florida Research Foundation (incorporated by reference to Exhibit 4.5 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.7	Independent Consulting Agreement, dated as of August 23, 2010, by and between the Registrant and R.E. Investments (incorporated by reference to Exhibit 4.8 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.8†	Master Service Agreement, dated April 28, 2011, by and between the Registrant and 7810962 Canada Inc. and amendment (incorporated by reference to Exhibit 4.12 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.9†	Second Amendment to Master Services Agreement, dated May 29, 2013 by and between the Registrant and 7810962 Canada Inc.

110

4.10†	Manufacturing Agreement, dated April 28, 2011, by and between 7810962 Canada Inc. and the Registrant (regarding RHB-104) and amendments (incorporated by reference to Exhibit 4.13 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.11†	Manufacturing Agreement, dated October 21, 2012, by and between 7810962 Canada Inc. and the Registrant (regarding RHB-104) (incorporated by reference to Exhibit 4.14 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.12†	Clinical Services Agreement, dated June 15, 2011, by and between RedHill and 7810962 Canada Inc. and amendment (regarding RHB-104) (incorporated by reference to Exhibit 4.15 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.13†	Second Amendment to Clinical Services Agreement, dated January 19, 2014, by and between the Registrant and 7810962 Canada Inc.

4.14	Form of Letter of Exemption and Indemnity adopted on July 2013 (unofficial English translation) (incorporated by reference to Exhibit B to Exhibit 99.1 to Form 6-K disseminated with the Securities and Exchange Commission, dated June 26, 2013).

4.15	2010 Stock Option Plan, as amended.

4.16	Form of Share Purchase Agreement, dated November 26, 2012 by and between the Registrant and each of the investors (incorporated by reference to Exhibit 4.19 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 18, 2012).

4.17	Securities Purchase Agreement, dated December 30, 2013 by and between the Registrant and OrbiMed Israel Partners Limited Partnership (together with Form of Warrant attached as Exhibit A).

4.18	Securities Purchase Agreement, dated December 31, 2013 by and between the Registrant and Broadfin Healthcare Master Fund, LTD (together with Form of Warrant attached as Exhibit A).

4.19	Form of Share Purchase Agreement, dated January 13, 2014 by and between the Registrant and each of the investors (together with Form of Warrant attached as Exhibit A) (unofficial English translation).

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

111

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDHILL BIOPHARMA LTD

By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer and Chairman of the Board of Directors

By:	/s/ Ori Shilo
	Name:	Ori Shilo
	Title:	Deputy Chief Executive Officer, Finance and Operations

Date: February 24, 2014

112