Form 20-F/A
period 2013-12-31
RedHill Biopharma Ltd.
filed 2014-07-07
CIK 1553846

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

Yes    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes    No  ☒

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

Item 17 [  ]   Item 18  [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☒

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, may elect to comply with certain reduced public company reporting requirements.

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment”) to Annual Report on Form 20-F for the year ended December 31, 2013 (the “Original Form 20-F”) of RedHill Biopharma Ltd. (the "Company"), as originally filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2014 (the “Original Filing Date”), is being filed solely to amend Exhibit 4.13 (the “Exhibit”) filed with the Original Form 20-F. The Company had sought confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and 17 C.F.R. Section 200.80(b)(4), for portions of the Exhibit and, following correspondence and conversations with the Staff of the Commission’s Division of Corporate Finance (the “Staff”), is re-filing the Exhibit to address comments the Company received from the Staff in response to its request for confidential treatment.

The Exhibit filed herewith supersedes the Exhibit filed with the Original Form 20-F. Except for the revised Exhibit, this Amendment does not reflect any events that may have occurred subsequent to the Original Filing Date and does not modify or update any disclosures made in the Original Form 20-F. Additionally, in connection with the filing of this Amendment, the Company is including new certifications of the Company’s Chief Executive Officer and Deputy Chief Executive Officer Finance and Operations pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350) as no financial statements are being filed with this Amendment No. 1.

EXHIBIT INDEX

The exhibits filed with or incorporated into this Registration Statement are listed in the index of exhibits below

Exhibit Number	Exhibit Description

1.1
Articles of Association of the Registrant, as amended (unofficial English translation) (incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

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

4.4†
 Side Letter Agreement, dated January 31, 2013, by and between the Registrant and IntelGenx Corp. (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

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

4.9†
Second Amendment to Master Services Agreement, dated May 29, 2013 by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

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

4.15	2010 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.16
Form of Share Purchase Agreement, dated November 26, 2012 by and between the Registrant and each of the investors (incorporated by reference to Exhibit 4.19 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 18, 2012).

4.17
Securities Purchase Agreement, dated December 30, 2013 by and between the Registrant and OrbiMed Israel Partners Limited Partnership (together with Form of Warrant attached as Exhibit A) (incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.18
Securities Purchase Agreement, dated December 31, 2013 by and between the Registrant and Broadfin Healthcare Master Fund, LTD (together with Form of Warrant attached as Exhibit A) (incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.19
Form of Share Purchase Agreement, dated January 13, 2014 by and between the Registrant and each of the investors (together with Form of Warrant attached as Exhibit A) (unofficial English translation) (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

*	Previously filed with the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

SIGNATURE

 The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDHILL BIOPHARMA LTD.

By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer and Chairman of the Board of Directors

By:	/s/ Ori Shilo
	Name:	Ori Shilo
	Title:	Deputy Chief Executive Officer Finance and Operations

Date:  July 7, 2014