Form 20-F
period 2014-12-31
RedHill Biopharma Ltd.
filed 2015-02-26
CIK 1553846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 87,884,114

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

______________________________________________________________________________

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the U.S. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of February 22, 2014 ($1 = NIS 3.861). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than the U.S. dollar are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

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

The following table sets forth our selected financial data, which is derived from our financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. We have derived the selected financial data as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 from our audited financial statements included elsewhere in this Annual Report on Form 20-F. We have derived the selected financial data as of December 31, 2010, 2011 and 2012 and and for the year ended December 31, 2010 and 2011from our audited financial statements not included in this Annual Report. You should read this selected financial data in conjunction with, and it is qualified in its entirety by, our historical financial information and other information provided in this Annual Report including “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this Annual Report.

	As of December 31
	2014	2013	2012	2011	2010
Statement of Comprehensive Loss
Revenues	7,014	12	16	23	-
Cost of Revenue	(1,050)	-	-	-	-
Research and development expenses, net	(12,700)	(8,100)	(6,455)	(5,414)	(736)
General and administrative expenses	(4,011)	(2,684)	(2,601)	(2,482)	(518)
Other income (expenses)	100	-	-	-	(479)
Operating loss	(10,647)	(10,772)	(9,040)	(7,873)	(1,733)
Financial income	319	158	197	570	65
Financial expenses	(383)	(14)	(1,483)	(8,200)	(876)
Financial income (expenses) – net	(64)	144	(1,286)	(7,630)	(811)
Loss and comprehensive loss	(10,711)	(10,628)	(10,326)	(15,503)	(2,544)
Loss per ordinary share (in U.S. dollars)	(0.17)	(0.17)	(0.20)	(0.32)	(0.27)
Basic	(0.12)	(0.17)	(0.20)	(0.32)	(0.27)
Diluted	(0.13)	(0.17)	(0.20)	(0.32)	(0.27)
Weighted average number of ordinary shares used in computing loss per ordinary share	86,610,126	62,379,171	52,595,128	48,087,362	9,600,000
Weighted average number of ordinary shares used in computing diluted loss per share	87,222,188	62,379,171	52,595,128	48,087,362	9,600,000

	2014	2013	2012	2011	2010
Balance Sheet Data:
Cash and short term investments	22,945	12,113	18,365	18,647	9,152
Working capital	24,299	10,186	17,485	18,223	9,161
Total assets	28,856	14,340	20,096	20,186	10,510
Total liabilities	3,845	2,415	1,078	1,399	12,104
Accumulated deficit	(42,218)	(33,260)	(23,887)	(15,209)	(2,569)
Equity	25,011	11,925	19,018	18,787	(1,594)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a clinical development stage biopharmaceutical company. Since our incorporation in 2009, we have been focused primarily on the development and acquisition of late clinical-stage therapeutic products. All of our therapeutic candidates are in the clinical development stage, and none has been approved for marketing or is being marketed or commercialized. Most of our therapeutic candidates require additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales. We have incurred losses since inception, principally as a result of research and development and general administrative expenses in support of our operations. We experienced net losses of approximately $10.7 million in 2014, $10.6 million in 2013 and $10.3 million in 2012. As of December 31, 2014, we had an accumulated deficit of approximately $42.2 million. We may incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our therapeutic candidates. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop our therapeutic candidates, obtain the required regulatory approvals in various territories and commercialize our therapeutic candidates. We may be unable to achieve any or all of these goals with regard to our therapeutic candidates. As a result, we may never be profitable or achieve significant and/or sustained revenues.

Our limited operating history makes it difficult to evaluate our business and prospects.

We have a limited operating history and our operations to date have been limited primarily to acquiring and in-licensing therapeutic candidates, research and development, raising capital and recruiting scientific and management personnel and third party partners. Except with respect to RHB-106 and related rights, which we have out-licensed to Salix Pharmaceuticals, Inc., we have not yet demonstrated an ability to commercialize or obtain regulatory approval for any of our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development and/or commercialize our therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

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

We have funded our operations primarily through public and private offerings of our securities. We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and raising additional capital. As of December 31, 2014, we had cash and short term investments of approximately $23 million, and as of December 31, 2013, we had cash and short term investments of approximately $12.1 million. These amounts are not sufficient to complete the research and development of all of our therapeutic candidates, and accordingly we may need to raise additional capital in the coming year.

To date, our business presently generated limited revenues. As we plan to continue expending substantial funds in research and development, including clinical trials, we will need to raise additional capital in the future through either debt or equity financing or pursuant to development or commercialization agreements with third parties with respect to particular therapeutic candidates. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of the therapeutic candidates, as well as the inherent business risks associated with our company, our therapeutic candidates and present and future market conditions. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing or obtain sufficient future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs for our therapeutic candidates, any of which may have material adverse effect on our business, financial condition and results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

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

Risks Related to Our Business and Regulatory Matters

If we and/or our commercialization partners are unable to obtain FDA and/or other foreign regulatory authority clarity and approval for our therapeutic candidates, we and/or our commercialization partners will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold any therapeutic candidate or other product. Currently, we have eight therapeutic candidates, which includes one therapeutic candidate (RP101) for which we have an option to acquire, in various programs and clinical development stages, “RHB-105” for the eradication of H. Pylori infection; “RHB-104” for the treatment of Crohn’s disease and potentially other diseases; “RHB-106” (out-licensed to Salix Pharmaceuticals, Inc.) for bowel preparation; “BEKINDA™” (RHB-102) for acute gastroenteritis and gastritis, and for the prevention of chemotherapy and radiotherapy induced nausea and vomiting; MESUPRON® targeting gastrointestinal and other solid tumor cancers; “RP101” (currently subject to an option-to-acquire by us) targeting pancreatic and other gastrointestinal cancers; “RIZAPORT™” (formerly known as RHB-103) for the treatment of acute migraine headaches; and “RHB-101” for the treatment of hypertension, heart failure and left ventricular dysfunction. Our therapeutic candidates are subject to extensive governmental laws, regulations and guidelines relating to development, clinical trials, manufacturing and commercialization of drugs. We may not be able to obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory clarity and approvals will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to limitations on the indicated uses for marketing the therapeutic candidate or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We also are, and will be, subject to numerous regulatory requirements from both the U.S. Food and Drug Administration ("FDA") and foreign state agencies that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, approval by one regulatory authority does not ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing, development and manufacturing requirements for our therapeutic candidates than other jurisdictions. Additionally, the FDA or other foreign regulatory bodies may change their approval policies or adopt new laws, regulations or guidelines in a manner that delays or impairs our ability to obtain the necessary regulatory approvals or our ability to commercialize our therapeutic candidates.

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

In connection with the clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks and uncertainties, including but not limited to:

•	delays in securing clinical investigators or trial sites for the clinical trials;
•	delays in receiving import or other government approvals to ensure appropriate drug supply;
•	delays in obtaining institutional review board and other regulatory approvals to commence a clinical trial;
•	expiration of clinical trial material before or during our trials as a result of degradation of, or other damage to, the clinical trial material;
•	negative or inconclusive results from clinical trials;

•	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies;
•	the FDA or other foreign regulatory authorities may require us to conduct additional clinical trials and/or studies;
•	inability to monitor patients adequately during or after treatment;
•	problems with investigator or patient compliance with the trial protocols;
•	a therapeutic candidate may not prove safe or efficacious; there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;
•	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;
•	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;
•
the results may justify only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

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

Our drug development programs and the potential commercialization of our therapeutic candidates will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development and/or potential commercialization of our therapeutic candidates, in some or all jurisdictions. Although we are currently aware of numerous potential new third party partners for the development or commercialization of our therapeutic candidates, we may not be successful in entering into new collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development and/or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidate or failure to develop, market and commercialize such therapeutic candidate independently will have an adverse effect on our business, financial condition and results of operations.

Any collaborative arrangements that we have established or may establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations, including our out-license of RHB-106. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development and commercialization of our therapeutic candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Each of our collaborative arrangements requires us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, intellectual property and commercialization. We do not control these third parties, but we rely on them to achieve results which may be significant to us. To date, we have out-licensed one of our therapeutic products, RHB-106 and related rights to Salix Pharmaceuticals, Inc., or Salix. We do not control Salix, but we rely on Salix to clinically develop and commercialize the product based on the license agreement.

Relying upon collaborative arrangements to develop and commercialize our therapeutic candidates, such as our out-license of RHB-106 and related rights, subjects us to a number of risks, including but not limited to:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to our therapeutic candidates;
•	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;
•	our collaborators may experience financial difficulties or changes in business focus;
•	our collaborators' partners may fail to secure adequate commercial supplies of our therapeutic candidates upon marketing approval, if at all;
•	our collaborators' partners may have a shortage of qualified personnel;
•	we may be required to relinquish important rights, such as marketing and distribution rights;
•	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;
•	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and
•	collaborative arrangements are often terminated or allowed to expire, which could delay the development and may increase the cost of developing our therapeutic candidates.

If any of these scenarios materialize, they could have adverse effect on our business, financial condition or results of operations.

We rely on third parties to conduct our clinical trials and related non-clinical studies, and those third parties may not perform satisfactorily, including, but not limited to, failing to meet established deadlines for the completion of such clinical trials.

We do not have the ability to independently conduct clinical trials and related non-clinical studies for our therapeutic candidates, and we rely on third parties, such as contract research organizations, medical institutions, contract laboratories, development and commercialization partners, clinical investigators and independent study monitors to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with such third parties, other than with respect to RHB-106 and related rights, which we have out-licensed to Salix, we continue to be responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. To date, we believe our contract research organizations and other similar entities with which we are working have performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be delayed in obtaining regulatory approvals for our therapeutic candidates and may be delayed in our efforts to successfully commercialize our therapeutic candidates for targeted diseases.

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

We rely on third party contract vendors to manufacture and supply us with high quality APIs, or active pharmaceutical ingredients, in the quantities we require on a timely basis.

We currently do not manufacture any APIs ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs that are used to formulate our therapeutic candidates. While there are many potential API suppliers in the market, if these suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, we could experience a delay in obtaining regulatory approval for our therapeutic candidates or conducting additional clinical trials of our therapeutic candidates and incur additional costs.

For example, our supplier of raw materials for RIZAPORT™ has been sending updates to the FDA regarding progress of corrective actions in regards to compliance issues at its manufacturing facility and subsequently invited FDA for re-inspection, which are independent of us and not specific to RIZAPORT™. Although the supplier is working to solve its compliance issues and although we are working to ensure continued supply of the necessary raw materials for RIZAPORT™ regardless of the outcome of its compliance discussions, our ability to obtain FDA approval for RIZAPORT™ may be delayed until we are able to secure a compliant source of raw materials.

While there may be several alternative suppliers of API in the market, we have yet to conclude extensive investigations into the quality or availability of their APIs. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. Changing API suppliers or finding and qualifying new API suppliers can be costly and take a significant amount of time. Many APIs require significant lead time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next.

If we are not able to find stable, affordable, high quality, or reliable supplies of our APIs, we may not be able to produce enough supplies of our therapeutic candidates, which could adversely affect our business, financial condition or results of operation.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates.

To date, our therapeutic candidates have been manufactured in relatively small quantities for preclinical testing and clinical trials by third-party manufacturers. If the FDA or other regulatory agencies approve any of our therapeutic candidates for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any of our approved therapeutic candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA or other foreign regulatory agencies must review and approve. If they are unable to successfully increase the manufacturing capacity for a therapeutic candidate, or we are unable to establish our own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply.

We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities.

We and our contract manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the FDA or other foreign regulatory authorities setting forth current good manufacturing practices. These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates. We and our manufacturers may not be able to comply with applicable laws, regulations and guidelines. We and our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the United States. Our failure, or the failure of our third party manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates, and materially and adversely affect our business, financial condition and results of operations.

Even if we obtain regulatory approvals, our therapeutic candidates will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose those approvals, and our business would be seriously harmed.

Even if our therapeutic candidates receive regulatory approval, we or our commercialization partners, as applicable, will be subject to ongoing reporting obligations, including pharmacovigilance, and the therapeutic candidates and the manufacturing operations will be subject to continuing regulatory review, including inspections by the FDA or other foreign regulatory authorities. The results of this ongoing review may result in the withdrawal of a therapeutic candidate from the market, the interruption of the manufacturing operations and/or the imposition of labeling and/or marketing limitations. Since many more patients are exposed to drugs following their marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the therapeutic candidate. In addition, the manufacturer and the manufacturing facilities that we or our commercialization partners use to produce any therapeutic candidate will be subject to periodic review and inspection by the FDA and other foreign regulatory authorities. Later discovery of previously unknown problems with any therapeutic candidate, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions, including but not limited to the following:

•	restrictions on such therapeutic candidate, manufacturer or manufacturing process;
•	warning letters from the FDA or other foreign regulatory authorities;
•	withdrawal of the therapeutic candidate from the market;
•	suspension or withdrawal of regulatory approvals;
•	refusal to approve pending applications or supplements to approved applications that we or our commercialization partners submit;
•	voluntary or mandatory recall;
•	fines;
•	refusal to permit the import or export of our therapeutic candidates;
•	product seizure or detentions;
•	injunctions or the imposition of civil or criminal penalties;
•	adverse publicity; or
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

Modifications to our therapeutic candidates, after they have been approved for marketing, if at all, or to any other pharmaceutical product or medical device that we may develop in the future, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other foreign regulatory authorities require pharmaceutical products and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable laws, regulations and guidelines that a modification may be implemented without pre-clearance by the FDA or other foreign regulatory authorities; however, the FDA or other foreign regulatory authorities can review a manufacturer’s decision and may disagree. The FDA or other foreign regulatory authorities may also on their own initiative determine that a new clearance or approval is required. If the FDA or other foreign regulatory authorities require new clearances or approvals of any pharmaceutical product for which we or our development and/or commercialization partners previously received marketing approval, we or our development and/or commercialization partners may be required to recall such therapeutic candidate and to stop marketing the therapeutic candidate as modified, which could require us or our development and/or commercialization partners to redesign the therapeutic candidate and cause a material adverse effect on our business, financial condition and results of operations.

We depend on our ability to identify and in-license or acquire therapeutic candidates to achieve commercial success.

Our eight therapeutic candidates were all acquired by us from or licensed to us by third parties, other than RP101 for which we have an option to acquire. We evaluate internally and with external consultants each therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently identify therapeutic candidates that are likely to achieve commercial success. In addition, even if we identify additional therapeutic candidates that are likely to achieve commercial success, there can be no assurance as to our ability to in-license or acquire such therapeutic candidates under favorable terms or at all.
We compete with other entities for some of our in-license or acquisition opportunities.

As part of our overall strategy, we pursue opportunities to in-license or acquire therapeutic products. We may compete for in-license and acquisition opportunities with other, established and well-capitalized pharmaceutical companies. As result, we may be unable to in-license or acquire additional therapeutic products at all or upon favorable terms. Our failure to further in-license or acquire therapeutic products in the future may hinder our ability to grow and could harm our business, financial condition and results of operations

If we cannot meet our obligations under our acquisition or in-license agreements or we cannot renegotiate our obligations, or if other events occur that are not within our control such as bankruptcy of a licensor, we could lose the rights to our therapeutic candidates and/or experience delays in developing our therapeutic candidates, or incur additional costs, which could have a material adverse effect on our business.

We acquired our rights to three of our therapeutic candidates, RHB-104, RHB-105 and RHB-106, from a third party pursuant to an asset and purchase agreement. In addition, we in-licensed our rights to four other therapeutic candidates, RHB-101, BEKINDA™, RIZAPORT™ and MESUPRON® pursuant to license agreements in which we received exclusive perpetual licenses to certain patent rights and know-how related to these therapeutic candidates. We have also obtained an option-to-acquire RP101. These agreements require us to make payments and satisfy various performance obligations in order to maintain our rights and licenses with respect to these therapeutic candidates. If we do not meet our obligations under these agreements, or if other events occur that are not within our control such as the bankruptcy of a licensor, we could lose the rights to our therapeutic candidates, experience delays in developing our therapeutic candidates and/or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, our agreement with IntelGenx Corp. requires us to renegotiate certain provisions of the contract in the event the agreed-to budget is exceeded by a certain amount. In the event we are required to renegotiate this agreement, there is no guarantee that we will agree upon new terms promptly, or at all, which could delay the development of RIZAPORT™. Moreover, if we elect not to exercise the option-to-acquire RP101 and/or to extend the option term under the option agreement, we may lose all of our rights in relation to RP101.

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
•
inability to establish collaborations with third party commercialization partners on acceptable terms, or at all, and our inability or unwillingness for cost or other reasons to commercialize the products on our own; or

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

The pharmaceutical and biotechnology industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. There are various other companies that currently market, are in the process of developing or may develop in the future products that address all of the indications or diseases treated by our therapeutic candidates. For information regarding our competition, see Item 4. “Information on the Company – B. Business Overview – Our Therapeutic Candidates.”

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed or will be developed by others may render our therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our therapeutic candidates. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

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

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the United States.

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, the President signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Health Reform Law included a number of new rules regarding health insurance, the provision of health care, and conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients. Through the rule making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who lack insurance coverage. Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services and drugs. This legislation is one of the most comprehensive and significant reforms ever experienced by the United States in the healthcare industry and is expected to have meaningful ramifications on tens of millions of citizens in the United States. This legislation is expected to impact the scope of healthcare insurance, the insurance refunds from the insurance companies and possibly also the costs of medical products. Additionally, the Healthcare Reform Law’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the United States government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. To the extent that our products are at some point reimbursable by U.S federal government programs, this attention may result in our products being chosen less frequently or the pricing being substantially lowered. However, the effect of the legislation is difficult to predict and, at this stage, we are unable to estimate the full extent of the direct and/or indirect impact of the legislation on us.

These structural changes could entail modifications to the existing system of private payors and government programs (such as Medicare, Medicaid and State Children’s Health Insurance Program), creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs and pharmaceuticals, such as those we and our development and/or commercialization partners are currently developing. If reimbursement for our approved therapeutic candidates, if any, is substantially reduced in the future, or rebate obligations associated with them are substantially increased, our business could be materially and adversely impacted.

Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the United States federal government, which may force significant additional changes to the healthcare system in the United States. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care. Cost of care could be reduced by decreasing the level of reimbursement for medical services or products (including those pharmaceuticals currently being developed by us or our development and/or commercialization partners), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, any therapeutic candidate for which we receive marketing approval in the future could have a materially adverse effect on our financial performance.

Several States and private entities mounted legal challenges to the healthcare reform legislation. That litigation culminated in a decision from the United States Supreme Court on July 26, 2012 that generally upheld the healthcare reform legislation as constitutional. However, the Supreme Court held that the legislation improperly required the States to expand their Medicaid programs to cover more individuals. As a result, the States have a choice as to whether they will expand the numbers of individuals covered by their respective State Medicaid programs. Some States have already indicated that they will not expand their Medicaid programs and will develop other cost saving and coverage measures to provide care to currently uninsured residents. Many of these efforts to date have included the institution of Medicaid managed care programs. The manner in which these cost saving measures are implemented could have a materially adverse effect on our financial performance.

If third-party payors do not adequately reimburse customers for any of our therapeutic candidates that are approved for marketing, they might not be purchased or used, and our revenues and profits will not develop or increase.

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved therapeutic candidates, if any, from governmental or other third-party payors, both in the United States. and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including but not limited to the third-party payor’s determination that the use of an approved therapeutic candidate is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining reimbursement approval for a therapeutic candidate from each government or other third-party payor is a time-consuming and costly process that could require us or our development and/or commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our therapeutic candidates to each payor. Even when a payor determines that a therapeutic candidate is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or other foreign regulatory authorities. Reimbursement rates may vary according to the use of the therapeutic candidate and the clinical setting in which it used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints and/or imperfections in Medicare, Medicaid or other data used to calculate these rates.

In the United States, there have been, and we expect that there will continue to be, federal and State proposals to constrain expenditures for medical products and services, which may affect payments for our therapeutic candidates in the United States In addition, there is a growing emphasis on comparative effectiveness research, both by private payors and by government agencies. To the extent other drugs or therapies are found to be more effective than our products, payors may elect to cover such therapies in lieu of our products and/or reimburse our products at a lower rate.  We believe that legislation that reduces reimbursement for our therapeutic candidates could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our therapeutic candidates, if approved. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our therapeutic candidates, if approved. At this stage, we are unable to estimate the extent of the direct and/or indirect impact of any such federal and State proposals.

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

Global economic conditions may make it more difficult for us to commercialize our therapeutic candidates.

The pharmaceutical industry, like other industries and businesses, continues to face the effects of the challenging economic environment. Patients experiencing the effects of the challenging economic environment, including high unemployment levels and increases in co-pays, may switch to generic products, delay treatments, skip doses or use less effective treatments to reduce their costs. Challenging economic conditions in the U.S include the demands by payors for substantial rebates and formulary restrictions limiting access to brand-name drugs. In addition, in Europe and in a number of emerging markets there are government-mandated reductions in prices for certain pharmaceutical products, as well as government-imposed access restrictions in certain countries. All of the aforesaid may make it more difficult for us to commercialize our therapeutic candidates.

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

Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States. and the European Union. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

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

In addition, in some cases we may rely on our licensors to conduct patent prosecution, patent maintenance or patent defense on our behalf. Therefore, our ability to ensure that these patents are properly prosecuted, maintained, or defended may be limited, which may adversely affect our rights in our therapeutic products. Any failure by our licensors or development partners to properly conduct patent prosecution, patent maintenance or patent defense could harm our ability to obtain approval or commercialization of the products, thereby reducing our anticipated profits.

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

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings before regulatory agencies, including interference or re-examination proceedings filed with the United States Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our therapeutic candidates, as well as other disputes regarding intellectual property rights with development and/or commercialization partners, or others with whom we have contractual or other business relationships. Post-issuance oppositions are not uncommon and we, our development and/or commercialization partners will be required to defend these opposition procedures as a matter of course. Opposition procedures may be costly, and there is a risk that we may not prevail which could harm our business significantly.

Risks Related to our Ordinary Shares and American Depositary Shares.

We may be a “passive foreign investment company” for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

While the determination of passive foreign investment company, or PFIC, status is fact specific, and generally cannot be made until the close of the taxable year in question, based on the value and composition of our assets, we may be a PFIC for U.S. federal income tax purposes for our current taxable year and future taxable years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Because the value of our assets for purposes of this determination will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies”) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Each U.S. Holder is strongly urged to consult its own tax advisor regarding these issues. See “Item 10. Additional Information – E. Taxation – Foreign Exchange Regulations – Passive Foreign Investment Companies.”

The market price of our Ordinary Shares and our ADSs are subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market price of our Ordinary Shares on the TASE and our American Depository Shares on The NASDAQ in particular, are subject to fluctuation, and changes in the price of our securities may be unrelated to our operating performance. The market price of our Ordinary Shares on the TASE and the market price of our American Depository Shares on The NASDAQ have fluctuated in the past, and we expect it will continue to do so. The market price of our Ordinary Shares and ADSs are and will be subject to a number of factors, including but not limited to:

•	announcements of technological innovations or new therapeutic candidates by us or others;
•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;
•	expiration or terminations of licenses, research contracts or other development or commercialization agreements;
•	public concern as to the safety of drugs we, our development or commercialization partners or others develop;
•	the volatility of market prices for shares of biotechnology companies generally;
•	success or failure of research and development projects;
•	departure of key personnel;
•	developments concerning intellectual property rights or regulatory approvals;
•	variations in our and our competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts, if our Ordinary Shares or ADSs are covered by analysts;
•	changes in government regulations or patent decision;
•	developments by our development and/or commercialization partners; and
•	general market conditions and other factors, including factors unrelated to our operating performance.

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

Future sales of our Ordinary Shares or ADSs could reduce the market price of our Ordinary Shares and ADSs.

All of our outstanding Ordinary Shares are registered and available for sale in Israel. In addition, as of February 25, 2015, we had non-tradable warrants to purchase an aggregate of 4,183,496 Ordinary Shares and non-tradable warrants to purchase an aggregate of 357,896 ADSs (each representing 10 Ordinary Shares) and options to purchase 18,325,016 Ordinary Shares under our 2010 Stock Option Plan. Substantial sales of our Ordinary Shares or ADSs, or the perception that such sales may occur in the future, including sales of shares issuable upon the exercise of options and warrants, may cause the market price of our Ordinary Shares or ADSs to decline. Moreover, the issuance of shares underlying our options and warrants will also have a dilutive effect on our shareholders, which could further reduce the price of our Ordinary Shares and ADSs on their respective exchanges.

Our Ordinary Shares and our ADSs are traded on different markets and this may result in price variations.

Our Ordinary Shares have been traded on the TASE since February 2011, and our ADSs have been listed on The NASDAQ since December 26, 2012. Trading in our securities on these markets take place in different currencies (U.S. dollars on The NASDAQ and New Israeli Shekels, or NIS, on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

There has been a limited market for our ADSs. We cannot ensure investors that an active market will develop for our ADSs on The NASDAQ, and this may limit the ability of our investors to sell our ADSs in the United States.

There has been limited trading in our ADSs, and an active trading market in our ADSs may never develop or may not be sustained if one develops. Due to the illiquidity of our ADSs, the market price may not accurately reflect our relative value. There can be no assurance that an active market for our ADSs will develop in the future. Because our ADSs are so thinly traded, even limited trading in our ADSs has in the past, and might in the future, lead to dramatic fluctuations in market price and investors may not be able to liquidate their investment in us at all or at a price that reflects the value of the business.

While our ADSs began trading on The NASDAQ in December 2012, we cannot assure you that we will maintain compliance with all of the requirements for our ADSs to remain listed. Additionally, there can be no assurance that trading of our ADSs on such market will be sustained or desirable.

We have incurred additional increased costs as a result of the listing of our ADSs on The NASDAQ, and we may need to devote substantial time and resources to new compliance initiatives and reporting requirements.

As a public company in the United States, we incur additional significant accounting, legal and other expenses as a result of the listing of our securities on both The NASDAQ and the Tel-Aviv Stock Exchange. These include costs associated with the reporting requirements of the Securities and Exchange Commission and the requirements of The NASDAQ Market Rules, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, travel costs, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the Market Rules of The NASDAQ, as well as applicable Israeli reporting requirements, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers and may require us to pay more for such positions.

Since we are an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to an effective registration statement (in our case, December 31, 2018); (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act of 1934, as amended, which would occur if the market value of our Ordinary Shares held by non-affiliates is $700 million or more as of the last business day of our most recently completed fiscal quarter. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with such reporting requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of complying with these additional reporting requirements.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable Securities and Exchange Commission and NASDAQ Stock Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under The NASDAQ Capital Market Rules for domestic issuers. For instance, we follow home country practice in Israel with regard to, among other things, composition of the board of directors, which does not require that a majority of a company's board of directors be independent, director nomination procedure and quorum at shareholders’ meetings. In addition, we follow our home country law, instead of The NASDAQ Capital Market Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The NASDAQ may provide less protection than is accorded to investors under The Market Rules of The NASDAQ Capital Market applicable to domestic issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the United States Securities Exchange Act of 1934, as amended. In addition, we are not required under the United States Securities Exchange Act of 1934, as amended, to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the United States Securities Exchange Act of 1934, as amended.

We may fail to maintain effective internal controls over financial reporting, which may adversely affect investor confidence in our company and, as a result, may affect the value of our Ordinary Shares and ADSs.

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

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2014, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Ordinary Shares ADSs to decline.

We currently do not anticipate paying cash dividends, and accordingly, investors must rely on the appreciation in our ADSs for any return on their investment.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in our ADSs will depend upon any future appreciation in their value. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which our investors have purchased their securities.

You may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive dividends or other distributions on our Ordinary Shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may deduct from such dividends or distributions its fees and may withhold amounts on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholder meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents are not responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as an American Depositary Share holder, they are not able to call a shareholders’ meeting

The depositary for our ADSs gives us a discretionary proxy to vote our Ordinary Shares underlying ADSs if a holder of our ADSs does not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect their interests.

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our Ordinary Shares underlying ADSs at shareholders’ meetings if a holder of our ADSs does not vote, unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or
•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that a holder of our ADSs cannot prevent our Ordinary Shares underlying such ADSs from being voted, absent the situations described above, and it may make it more difficult for holders of our ADSs to influence the management of our company. Holders of our Ordinary Shares are not subject to this discretionary proxy.

Risks Related to our Operations in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the summer of 2014, Israel was engaged in an armed conflict with Hamas in Gaza, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

The State of Israel and Israeli companies have been subject to economic boycotts. These restrictions and boycotts may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

Our reporting and functional currency is the U.S. dollar. Most of the royalty payments from our agreements with our development and/or commercialization partners are payable in U.S. dollars, and we expect our revenues from future licensing agreements to be denominated mainly in U.S. dollars or in Euros. We pay a substantial portion of our expenses in U.S. dollars; however, a portion of our expenses, related to salaries of the employees in Israel and payment to part of the service providers in Israel and other territories, are paid in NIS and in other currencies. In addition, a portion of our financial assets is held in NIS and in other currencies. As a result, we are exposed to the currency fluctuation risks. For example, if the NIS strengthens against the U.S. dollar, our reported expenses in U.S. dollars may be higher. In addition, if the NIS weakens against the U.S. dollar, the U.S. dollar value of our financial assets held in NIS will decline.

Provisions of our 2010 Option Plan, Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, or an acquisition of a significant portion of our shares, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Our 2010 Option Plan provides that all options granted by us will be fully accelerated upon a “takeover” of the Company. A “takeover” is defined in our 2010 Option Plan as an event in which any person, entity or group that was not an “interested party”, as defined in the Israeli Securities Law – 1968, on the date of the initial public offering of our securities on the TASE, shall become a “controlling shareholder”. A “controlling shareholder” for these purposes means a controlling shareholder as defined in the Israel Securities Law, 1968. See “Item 6. Directors, Senior Management and Employees – E. Share Ownership – Option Plan” for a description of interested parties under the Israeli Securities Law – 1968.

The Israeli Companies Law, 1999, or the Israeli Companies Law, regulates mergers, requires tender offers for acquisitions of shares or voting rights above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, the Israeli Companies Law provides that certain purchases of securities of a public company are subject to tender offer rules. As a general rule, the Israeli Companies Law prohibits any acquisition of shares or voting power in a public company that would result in the purchaser holding 25% or more, or more than 45% of the voting power in the company, if there is no other person holding 25% or more, or more than 45% of the voting power in a company, respectively, without conducting a special tender offer. The Israeli Companies Law further provides that a purchase of shares or voting power of a public company or a class of shares of a public company, which will result in the purchaser’s holding 90% or more of the company’s shares, class of shares or voting rights, is prohibited unless the purchaser conducts a full tender offer for all of the company’s shares or class of shares. The purchaser will be allowed to purchase all of the company’s shares or class of shares (including those shares held by shareholders who did not respond to the offer), if either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class. The shareholders, including those who indicated their acceptance of the tender offer (except if otherwise detailed in the tender offer document), may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

In addition, the Israeli Companies Law provides for certain limitations on a shareholder that holds more than 90% of the company’s shares, or class of shares.

Pursuant to our articles of association, the size of our board of directors shall be no less than 5 persons but no more than seven, excluding at least two external directors. The directors, except for our external directors, are divided into three classes, as nearly equal in number as possible. At each annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three year term that expires at the annual general meeting held in the third year following such election. This process continues indefinitely. Such provisions of our articles of association make it more difficult for a third party to effect a change in control or takeover attempt that our management and board of directors oppose.

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

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.

We are incorporated in Israel. Most of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of our executive officers and directors are located outside of the United States. Therefore, a judgment obtained against us or most of our executive officers and our directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult for you to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Your obligations and responsibilities as a shareholder are governed by Israeli law which may differ in some respects from the obligations and responsibilities of shareholders of U.S. companies. Israeli law may impose obligations and responsibilities on a shareholder of an Israeli company that are not imposed upon shareholders of corporations in the United States.

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

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful shareholder claims against us and may reduce the amount of money available to us.

The Israeli Companies Law and our articles of association permit us to indemnify our directors and officers for acts performed by them in their capacity as directors and officers. The Israeli Companies Law provide that a company may not exempt or indemnify a director or an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of (a) a breach by the director or officer of his duty of loyalty, except for insurance and indemnification where the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the director or officer of his duty of care if the breach was done intentionally or recklessly, except if the breach was solely as a result of negligence; (c) any act or omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanctions, or forfeit imposed on the officer or director. Our Articles of Association provide that the Company may exempt or indemnify a director or an office holder to the maximum extent permissible under law.  See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Corporate Governance Practices - Exemption, Insurance and Indemnification of Directors and Officers."

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

Our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their duties as directors by shifting the burden of such losses and expenses to us. Although we have obtained directors' and officers' liability insurance, certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded. As a result, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to who may choose to bring a claim against our company. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their duties, and may similarly discourage the filing of derivative litigation by our shareholders against the directors and officers even though such actions, if successful, might otherwise benefit our security holders.

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

In February 2011, we completed our initial public offering in Israel, pursuant to which we issued 14,302,300 ordinary shares, and 7,151,150 tradable Series 1 Warrants to purchase 7,151,150 ordinary shares for aggregate gross proceeds of approximately $14 million. On December 27, 2012, we completed the listing of our ADSs on The Nasdaq Capital Market. Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol “RDHL,” and our ADSs are traded on the Nasdaq Capital Market under the symbol "RDHL".

Our capital expenditures for the years ended December 31, 2014, 2013 and 2012 were $70,000, $14,000 and $5,000, respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.         Business Overview

We are an emerging Israeli biopharmaceutical company focused on the development and acquisition of late clinical-stage, proprietary, orally-administered drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers. From inception, to the end of the period covered by the annual report, we have invested a total of $2.7 million on in-licensing and acquisitions of therapeutic candidates and related technologies.

Depending on the specific development program, our therapeutic candidates are designed to provide improvements over existing drugs by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form, providing a cost advantage and/or exhibiting greater efficacy. Where applicable, we intend to seek FDA approval for the commercialization of certain of our therapeutic candidates through the alternative Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended, and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists of eight late clinical development therapeutic candidates, including one therapeutic candidate (RP101) for which we have an option to acquire.

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

Our Strategy

Our goal is to become a significant player in the development of pharmaceuticals for the treatment of inflammatory and gastrointestinal (GI) diseases, including gastrointestinal cancers, with a particular focus on improvements, enhancements and/or innovative uses of existing drugs.

Key elements of our strategy are to:

•
Identify and acquire rights to products from pharmaceutical companies that have encountered cash flow or operational problems or that decide to divest one or more of their products for various reasons. Specifically, we seek to acquire rights to and develop products that are intended to treat pronounced clinical needs, have patent protection, and have target markets totaling tens of millions to billions of dollars. Additionally, we seek to acquire rights to and develop products based on different technologies designed to reduce our dependency on any specific product technology. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field.

•
Enhance existing pharmaceutical products, including broadening their range of indications, or launching innovative and advantageous pharmaceutical products based on existing active ingredients. Because there is a large knowledge base regarding existing products, the preclinical, clinical and regulatory requirements needed to obtain marketing approval for enhanced formulations are relatively well defined. In particular, clinical trial designs, inclusion criteria and endpoints previously accepted by regulators may sometimes be re-used. In addition to reducing costs and time to market, we believe that targeting therapeutics with proven safety and efficacy profiles provides us a better prospect of clinical success.

•
Where applicable, utilize the FDA’s 505(b)(2) regulatory pathway to potentially obtain more timely and efficient approval of our formulations of previously approved products. Under the 505(b)(2) process, we are able to seek FDA approval of a new dosage form, strength, route of administration, formulation, dosage regimen, or indication of a pharmaceutical product that has previously been approved by the FDA. This process enables us to partially rely on the FDA findings of safety and/or efficacy for previously approved drugs, thus avoiding the duplication of costly and time-consuming preclinical and various human studies. See “Government Regulations and Funding - Section 505(b)(2) New Drug Applications.”

•	Cooperate with third parties to develop and/or commercialize therapeutic candidates in order to share costs and leverage the expertise of others.

Our eight current clinical stage therapeutic candidates include “RHB-105”, “RHB-104”, “BEKINDA™”, “RHB-106”,  “MESUPRON®”, “RP101” (subject to an option to acquire), “RIZAPORT™” and “RHB-101” and related research and development programs, the most advanced of which are described below.

Our Therapeutic Candidates

Summary

A summary of our therapeutic candidates’ key programs is provided below:

Name of Product	Relevant Indication	Potential Advantages Over Most Existing Treatments	Development Stage	Rights in the Product
RHB-105	H. Pylori infection	Improved efficacy, potential to overcome bacterial resistance; all-in-one pill	First Phase III study in the U.S. ongoing	Acquired all rights to the product, worldwide and exclusive
RHB-104	Crohn’s disease	Novel mechanism of action and improved clinical benefit (targeting suspected underlying cause of Crohn's disease)	First Phase III study in N. America and Israel ongoing	Acquired all rights to the product, worldwide and exclusive
RHB-104	Multiple Sclerosis (MS)	Oral formulation targeting suspected underlying cause of MS	Phase IIa proof of concept study in Israel ongoing	Acquired all rights to the product, worldwide and exclusive
RHB-104	Rheumatoid Arthritis (RA)	Oral formulation targeting suspected underlying cause of RA and SLE	Pre-clinical studies	Acquired all rights to the product, worldwide and exclusive
BEKINDA™	Oncology support anti-emetic	Reduced number of drug administrations, improved compliance and adherence	Oncology support otential NDA under review; MAA filed in Europe	Worldwide, exclusive license
BEKINDA™	Gastroenteritis/gastritis and potentially another undisclosed indication	No other approved 5HT-3 antagonist for this indication Improved compliance and adherence	Phase III ongoing in gastroenteritis and gastritis	Worldwide, exclusive license
RHB-106	Bowel preparation	Oral pill; avoid severe bad taste of chemical solutions; No known nephrotoxicity issues	Licensed to Salix Pharmaceuticals	Licensed to Salix Pharmaceuticals
MESUPRON®	Gastrointestinal and other solid tumor cancers	Oral administration; new non-cytotoxic approach to cancer therapy inhibiting both tumor metastasis and growth	Under review; Pre-clinical studies planned, to be followed by clinical trials	Worldwide exclusive license; excludes China, Hong Kong, Taiwan and Macao
RP101	Pancreatic cancer and other gastrointestinal cancers	Oral administration; may prevent chemoresistance, thus maintaining sensitivity of the tumor to chemotherapy and potentially enhancing patient survival	Under review; Pre-clinical studies planned, to be followed by clinical trials	One year option to acquire the worldwide exclusive rights to RP101 for all indications, other than to the pancreatic cancer indication in South Korea
RIZAPORT™	Acute migraine	Avoids exacerbation of nausea; administared without water; ease of use, convenient portability and discrete carriage and use	NDA filed and accepted, Complete response letter (CRL) received and response is being prepared; European marketing application filed	Worldwide, exclusive license and co-development
RHB-101	Heartfailure and hypertention	Once-daily oral administration, reduced food effect, reduced dose (less API)	Under review; additional CMC requiredprior to European and U.S. marketing applications; PK study required before filing U.S. NDA	Worldwide, exclusive license

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

Chronic infection with H. Pylori irritates the mucosal lining of the stomach and small intestine. The original discovery of the H. pylori bacteria and its association with peptic ulcer disease warranted the Nobel Prize in 2005. H. Pylori pylori infection has since been associated with a variety of outcomes which include: dyspepsia (non-ulcer or functional), peptic ulcer disease (duodenal ulcer and gastric ulcer), primary gastric B-cell lymphoma, vitamin B12 deficiency, iron deficiency anemia and gastric cancer.

Gastric cancer is the second most frequent cancer worldwide and is associated with a poor prognosis (five-year survival rate of only 10-15% in patients with advanced disease). Almost all gastric cancer is now known to be attributable to H. pylori infection, and H. pylori eradication seems to either eliminates, stabilizes, or reduces risk for progression to gastric cancer, depending upon the severity and extent of damage present when the H. pylori infection is cured.

RHB-105 was granted Qualified Infectious Disease Product (QIDP) designation by the FDA in November 2014. The QIDP designation was granted under the FDA's Generating Antibiotic Incentives Now (GAIN) Act, which is intended to encourage development of new antibiotic drugs for the treatment of serious or life-threatening infections. H. pylori was added by the FDA to the list of qualifying pathogens that have the potential to pose a serious threat to public health. The granted QIDP designation allows us to benefit from Fast-Track development status with an expedited development pathway for RHB-105 and Priority Review status which potentially provides shorter review time by the FDA of a future potential marketing application. If approved, RHB-105 will also receive an additional five years of U.S. market exclusivity on top of the standard exclusivity period.

RHB-105 is targeting a significantly broader indication than that of existing H. pylori therapies, as a first line treatment of H. pylori infection regardless of ulcer status.

As noted above, we acquired the rights to RHB-105 pursuant to an agreement with Giaconda Limited. See “– Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.”

Competition and Market

The most common treatments of H. pylori type bacteria combine clarithromycin or metronidazole antibiotics with amoxicillin and a proton pump inhibitor. Such current standard of care treatments fail in more than 20% of the patients due to the development of antibiotic resistance, as reported by Dr. Lennita Wannmacher in a 2011 report submitted to the World Health Organization. The potential advantage of RHB-105 over these drugs (such as PrevPac® of Takeda Pharmaceuticals NA and Pylera® of Aptalis Pharma) was shown in a Phase II study comprising 130 subjects, in which RHB-105 was shown to eradicate H. pylori in over 90% of treated patients who failed previous eradication attempts using standard of care treatments, as published in the 2006 study report by Dr. TJ. Borody, et. al. in Alimentary Pharmacology & Therapeutics.

We estimate that approximately three million H. pylori infected patients present with first time dyspeptic symptoms per annum in the U.S., based on a 2007 report by Colin W. Howden, MD, et. al. published in The American Journal of Managed Care and a 2005 report by Nicholas J. Talley, MD, et al. published in The American Journal of Gastroenterology. Based on this figure, combined with the price of current branded treatments, we estimate the potential U.S. market for RHB-105 to be between $1 billion and $1.5 billion.

Clinical Development

A Phase II clinical trial in Australia was completed with a different formulation of RHB-105, using the same antibiotic ingredients and a similar proton pump inhibitor. A Phase III trial in the United States is currently underway, and we expect top-line data during the second quarter of 2015. We intend to seek marketing approval for RHB-105 from the FDA through the 505(b)(2) regulatory path.

We entered into an agreement with Professor David Y. Graham, MD, from Baylor College of Medicine, Houston, Texas, U.S. to serve as the lead investigator of the first Phase III clinical trial of RHB-105.

The following chart summarizes the clinical trial history and status of RHB-105:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number. of subjects of the trial	Nature and status of the trial	Schedule
-	Phase IIa	Examining the product’s effectiveness in treating H. Pylori infections in patients for whom standard of care had failed to treat the infection	Center for Digestive Disease, Australia	130	The trial was performed and indicated that the treatment is effective for bacteria patients for whom standard of care had failed to treat the infection	Completed in 2005
TBD	Comparative Bioavailability	Comparing the bioavailability of RHB-105 to the bioavailability of an equivalent dose of commercially available active ingredients	Algorithme Pharma Canada	16	Successfully completed	Completed in December 2013
ERADICATE Hp	Phase III	Examining the effectiveness, safety and pharmacokinetics of the final formulation	12 sites in the US	Up to 120	Actively enrolling patients	Top-line data expected Q2 2015

An additional Phase III study comparing RHB-105 to standard of care therapy is planned to be underataken following completion of the ongoing ERADICATE Hp study.  Supplemental studies may be required as part of the RHB-105 global development program and regulatory strategy.

We cannot predict with certainty our development costs, and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

RHB-104

RHB-104 is intended to treat Crohn’s disease, which is a serious inflammatory disease of the gastrointestinal system that may cause severe abdominal pain and bloody diarrhea, malnutrition and potentially life-threatening complications.

RHB-104 is a patented combination of clarithromycin, clofazimine and rifabutin, three generic antibiotic ingredients, in a single capsule. The compound was developed to treat Mycobacterium avium paratuberculosis (“MAP”), infections in Crohn’s disease. According to a 2007 article in The Lancet Infectious Diseases by Feller et. al., which contains a meta-analysis of 18 published scientific and clinical trials, Crohn’s disease patients are seven times more likely to be infected with MAP than non-Crohn’s patients.

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

In 2011, we obtained FDA “Orphan Drug” status for RHB-104 for the treatment of Crohn’s disease in the pediatric population. See – “Government Regulations and Funding Orphan Drug Designation.”

The formulation for RHB-104 is presently complete and manufacturing of the all-in-one capsules for our clinical trials is currently in process. Stability testing of the clinical trial material is ongoing.

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

On February 12, 2012, we entered into an agreement with Quest Diagnostics Ltd. to develop a commercial diagnostic test for detecting the presence of MAP bacterial DNA in the blood based upon the rights we acquired from the University of Central Florida Research Foundation, Inc. Additional intellectual property covering other aspects of MAP detection was licensed from the University of Minnesota in December 2014 in order to potentially enhance our ability to detect MAP.  On January 29, 2015, we announced that, together with Quest Diagnostics, we concluded a pre-submission meeting with the FDA regarding the development path of a commercial companion diagnostic test for the detection of MAP in Crohn’s disease patients, and that we intend to initiate a study of approximately 40 Crohn's disease patients to assess the clinical utility of the companion diagnostic test during the second or third quarter of 2015.

Market

According to GlobalData, a provider of market intelligence for the pharmaceutical sector, approximately 1.3 million patients worldwide suffered from Crohn's disease in 2014, of which over 900,000 patients were treated with drug therapy.

The MAP bacterium is suspected of being a major factor in causing the inflammatory symptoms of Crohn’s disease patients. According to a study by Professor Bull TJ, et. al. in 2003 in Journal of Clinical Microbiology, MAP was detected in 92% of Crohn’s disease patients evaluated in the study. According to a 2014 report by EvaluatePharma, a leading market intelligence and information resource, the market of drug treatments for Crohn’s disease was estimated to exceed $4.8 billion worldwide in 2014. The report also estimates that the worldwide market for drug treatment of Crohn’s disease will exceed $5.7 billion in 2015.

Competition

Unlike other drugs on the market for the treatment of Crohn’s disease, which are immunosuppressive agents, RHB-104 is intended to directly address the suspected cause of the disease, MAP bacterial infection. To the best of our knowledge, there are no drugs approved for marketing that target infections of MAP bacteria in Crohn’s disease patients.

Currently available drugs on the market for the treatment of Crohn’s disease offer only symptomatic relief, the effects of which are largely temporary and accompanied by numerous adverse effects. A report of these side effects is shown in the following chart published by Dr. Carol Nacy et. al. in a report from the American Academy of Microbiology that was published in June 2007.

Drug Family	Example of Drug from the Family	Effect	Common Side Effects
Corticosteroids	Prednisone	Relatively good effectiveness, for some patients only.	Headaches, swinging moods, muscle and bone weakness, heart failure, diabetes and risk of infections.
Immunomodulatory drugs	6-Mercaptopurine Methotrexate	High effectiveness, but only for a certain time and for some patients.	Suppresses the immune system causing risks of infection or even cancer, negative side effects on the liver, kidneys and blood.
Biological agents –Anti-TNF-α and other monoclonal andtibody drugs. The TNF (Tumor Necrosis Factor) is a component of the immune system.	infliximab adalimumab certolizumab pegol vedolizumab	Administered intravenously (IV) or subcutaneously every 1-8 weeks. Effective for some patients (30-40%). Effectiveness decreases over time.	Suppresses a central component of the immune system. Risk of infectious diseases, cancer and damage to the nervous system.

We may also be exposed to potentially competitive products which may be under development to treat Crohn’s disease, including Sequella’s CM Analog, an innovative cellular therapy with stem cells by Hospital Clinic in Barcelona, Spain, which is in early stage of development, and new anti-TNFα and other biological therapies which are under development to treat Crohn’s disease. A clinical trial was recently initiated by Salix with the antibiotic rifaximin (Xifaxan) for the treatment of Crohn’s disease.

Clinical Development

In the Phase III clinical trial in Australia, sponsored by Pharmacia and published by Professor Warwick Selby et al. in 2007 in the medical journal Gastroenterology, the primary objectives were to evaluate the ratio of patients with recurrent symptoms of the disease following initial induction of remission with 16 weeks of treatment. Subjects were subsequently assessed at 52, 104 and 156 weeks. The main secondary objective was the percentage of patients who achieved clinical remission at 16 weeks. Although the study did not meet the main objective of showing a difference in relapse rate with long-term treatment, there was a statistically significant difference between the treatment groups in the percentage of subjects in remission at week 16. Professor Marcel Behr and Professor James Hanley from McGill University published a re-analysis of the study in The Lancet Infectious Diseases in June 2008, based on the intent-to-treat (ITT) principle, and found that there was a significant statistical advantage for the active therapy over the placebo throughout the period of administration that disappeared once the active therapy was discontinued.

We are currently conducting our first Phase III clinical trial in North America and Israel with RHB-104 (MAP US) as well as preparing a planned second clinical trial in Europe. These trials, based on the analysis and data from a Phase III trial conducted in Australia with the RHB-104 active ingredients in a different formulation, are designed as a Phase III trial for Crohn’s disease patients. The Map U.S. trial commenced in October 2013. We plan to increase the number of clinical sites of the MAP U.S. trial, currently ongoing in the United States, Canada and Israel, from 100 to 120, and expect to include new sites in Australia, New Zealand and Europe.

The trial of RHB-104 in North America and Israel is being led by Professor David Y. Graham, MD, from Baylor College of Medicine, Houston, Texas, U.S., while the second Phase III clinical trial of RHB 104, in Europe (MAP Europe), will be led by Professor Colm O’Morain, MD, of Meath and Adelaide Hospital, Dublin, Ireland.

In October 2012, we entered into an agreement with our Canadian service provider which, in turn, entered into a back-to-back agreement with a Canadian manufacturer to complete the manufacturing and supply of RHB-104 for our clinical trials. In addition, we entered into an additional manufacturing agreement directly with the Canadian manufacturer See " – Manufacturing Agreement Related to RHB-104."

In June 2011, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with PharmaNet Canada Inc. for the provision of clinical trial services for the RHB-104 adult studies in North America and Europe. PharmaNet was subsequently acquired by inVentive Health and our agreements were transferred to inVentive. See “– Master Service Agreements with Canadian service provider” and see also "– Clinical Services Agreement related to RHB-104."

Subsequent to our discussions with the FDA for approval to conduct the North American trial based upon an Investigative New Drug (IND) approved by theFDA on July 18, 2007, we made a number of changes to the original protocol. On August 29, 2012, we revised the IND filed by Giaconda with the submission of a new Phase III protocol to the FDA, and after 30 days, the IND became effective. Based upon the response from the FDA on issues relating to the clinical study, additional changes have been made, and will be made, to the clinical study in North America and Israel. A further amendment to the protocol was submitted to the FDA on December 23, 2014 responding to recommendations from the investigators and to expedite recruitment in the study.

Approximately 270 Crohn’s disease patients are currently expected to participate in the MAP US trial. Half of the patients will receive RHB-104 and half will receive a placebo drug over a period of approximately six months to determine efficacy, with an additional six month follow-up period to further investigate maintenance of efficacy and safety. A Clinical Trial Application (CTA) may be submitted in Europe in the coming months.

The following chart summarizes the clinical trial history and status of RHB-104 and its earlier individual active agents:

Clinical trial author/design- nation	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
Borody 2002	Phase IIa	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	12	Performed	Completed in 2002
Borody 2005	Phase II	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	52	Performed	Completed in 2005
Selby	Phase III	Examining the effect of the treatment with the product on Crohn’s disease patients	20 clinical centers in Australia	213	The trial was performed and indicated promising improvement rates, although it did not meet the main trial objective, as defined	Published in 2007
Biovail PK study 2007	PK Study	Optimize the formulation of RHB-104 on a PK basis.	Toronto, Ontario	24	Trial compared two formulations to determine the optimum formulation for RHB-104	Completed in 2007
MAP US	Phase III	Examining the product’s effectiveness in alleviating symptoms of Crohn’s disease in patients	US, Canada. Israel. Australia, New Zieland and Europe	270	Phase III trial in North America and Israel has commenced	First patient entered study in Q3 2013
To be determined	Phase III (Europe – “MAP Europe”)	Examining the product’s effectiveness in alleviating symptoms of Crohn’s disease in patients	To be determined	To be determined	Under examination
Food Effect Study	PK Study	Determine the effect of food on the Bioavailability of RHB-104 in healthy volunteers	Canada	84	Completed	Completed 2014
Drug-Drug Interaction Study	PK Study	The main objective of this study was to assess the net pharmacokinetic effect of multiple doses of RHB 104 on metabolizing enzymes	Canada	36	Ended	Ended in 2014

Supplemental studies will be required as part of the RHB-104 global development program and regulatory strategy.

We cannot predict with certainty our development costs, and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

Multiple Sclerosis Indication of RHB-104

We have performed several preclinical studies, including studies in an experimental autoimmune encephalomyelitis (EAE) mouse model of Multiple Sclerosis (MS), to investigate the potential impact of RHB-104 in treating MS. The first preclinical study measured cytokine production (biomarkers of inflammation) and demonstrated that the RHB-104 treatment led to a significant reduction of pro-inflammatory cytokine concentrations of IL-6 and TNF, which are associated with inflammation and MS, compared to the control group. The second preclinical study measured the efficacy of RHB-104 as prophylactic therapy, and the treatment with RHB-104 demonstrated a significant reduction in the inflammatory area and level of demyelination, compared with the control group. The third preclinical study measured relapses, demonstrating RHB-104’s efficacy in significantly reducing the incidence of relapse compared with the control group. Following these preclinical studies, we are conducting a Phase IIa proof of concept clinical trial at two sites in Israel. This clinical trial was initiated in June 2013 with interim results expected during the second half of 2015.

MS is an inflammatory, demyelinating, and neurodegenerative disease of the central nervous system of uncertain etiology that exhibits characteristics of both infectious and autoimmune pathology. There is a growing consensus in the medical community that a dysregulated immune system plays a critical role in the pathogenesis of MS.

The following chart summarizes the development history and status of RHB-104-MS:

Trial name	Development phase	Purpose of the trial	Clinical trial sites	Planned number of subjects of the trial	Nature and status of the trial	Schedule
Experimental Autoimmune Encephalomyelitis (EAE) Mouse T-cell Function Study	Pre-Clinical	Measure cytokine production as a measure of inflammation in EAE mice treated with RHB-104 vs. negative controls	-			Completed 2012
Experimental Autoimmune Encephalomyelitis (EAE) Prophylaxis Study	Pre-Clinical	Scoring EAE severity in mice treated prophylactically with RHB-104 vs. negative controls	-			Completed 2012
Experimental Autoimmune Encephalomyelitis (EAE) Relapse Study	Pre-Clinical	Scoring EAE severity in mice treated with RHB-104 vs. negative and positive controls	-			Completed 2012
Lipopolysaccharide (LPS)-induced cytokine production study	Pre-Clinical	Measure LPS induced cytokine production in C57BL/6 mice treated with RHB-104 vs. negative and positive controls	-			Completed 2013
CEASE-MS	Phase IIa	Exploratory	Israel	16-18	In process	Interim results expected in H2 2015
Additional trials will be required as part of the RHB-104 Multiple Sclerosis global development program and regulatory strategy.

We cannot predict with certainty our development costs and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

BEKINDA™ (RHB-102)

BEKINDA™ is a once-daily controlled release oral formulation of ondansetron, a leading member of the family of 5HT-3 serotonin receptor inhibitors. It is being developed for use in the following indications:

1)	Prevention of chemotherapy and radiotherapy induced nausea and vomiting (oncology support).

2)	Gastroenteritis and gastritis

3)	A third, yet undisclosed, indication

BEKINDA™ utilizes a technology called CDT® that uses salts to provide an extended release of ondansetron. The CDT® platform enables extended drug release (i.e., measured rate of introduction of active drug) at a relatively low manufacturing cost.

In March 2014, we entered into a License Agreement with Temple University to secure direct rights to patents related to BEKINDA™. Previously, these rights were licensed to us from SCOLR Pharma Inc, which announced that they had ceased business operations in 2013. See “– Acquisition and License Agreements – License Agreement for BEKINDA™”.

Oncology Support Indication of BEKINDA™

Competition and Market

Chemotherapy-induced nausea and vomiting (CINV) is among the most severe symptoms cited by cancer patients receiving chemotherapy. CINV negatively impacts health-related quality of life following moderately and highly emetogenic chemotherapy (MEC and HEC) while leading to increased resource use and costs. BEKINDA™ (ondansetron) belongs to the family of 5-HT3 serotonin receptor inhibitors, which account for a substantial market share of CINV treatments.  According to a 2014 report from EvaluatePharma, a provider of market intelligence for the pharmaceutical sector, the worldwide sales of 5-HT3 serotonin receptor inhibitors were estimated to have exceeded $940 million in 2014.

To the best of our knowledge, the main competitors of BEKINDA™ are other 5-HT3 serotonin receptor inhibitors. This class of medication includes the active ingredient ondansetron (the generic drug marketed in the U.S. under the trade name Zofran®, produced by GlaxoSmithKline). Additional first-generation generic drugs from the same family contain the active ingredient granisetron (marketed in the U.S. under the name Kytril®, produced by Hoffman-La Roche Ltd.) or the active ingredient dolasetron (marketed in the U.S. under the name of Anzemet®, produced by Sanofi-Aventis Group). In addition, second-generation drugs containing the active ingredient palonosetron are still under patent and marketed in the U.S. under the brand names Aloxi® and Akynzeo® by Eisai Pharmaceuticals Inc., or Eisai.

Zofran® is one of the leading branded 5-HT3 serotonin receptor inhibitor drug, reaching worldwide sales of approximately $111 million in 2014 according to a 2014 report from EvaluatePharma. Ondansetron became generic in the U.S. in December 2006. The drug is available in the U.S. in the form of oral tablet, oral solution and intravenous (IV) formulations.

Granisetron and dolasetron are additional first-generation generic drugs from the same family of 5-HT3 serotonin receptor inhibitors. The generic drugs containing these active ingredients are available both orally and intravenously and by transdermal patch.

Aloxi® is a second-generation drug from the same family of inhibitors. To the best of our knowledge, it is currently administered only intravenously (IV) in the U.S. Akynzeo®, is a fixed combination capsule comprised of oral palonosetron (the API in Aloxi®) and netupitant (NK1), and is the first orally available 5-HT3 and NK1 combination product to reach the market. Akynzeo® was approved by the FDA in October 2014 for prevention of acute and delayed nausea and vomiting following chemotherapy and is marketed by Eisai Inc. in the U.S. Both Aloxi® and Akynzeo® have longer duration of action in the body and are the only drugs in this family that were approved for use with an indication of nausea and vomiting prevention for more than 24 hours from the chemotherapy treatment (delayed onset). This means that the drugs continue to be effective from the time of their administration for more than the ensuing 24 hours. The price of these drugs is significantly higher than Zofran® and is estimated at approximately $400 per treatment with Aloxi® IV and $500 per capsule of Akynzeo®, according to www.goodrx.com, a website providing pricing data for prescription drugs at local and mail-order pharmacies in the U.S. To the best of our knowledge, an oral version of Aloxi® was approved in August 2008 in the U.S., but is not currently marketed in the U.S.

A single dose of BEKINDA™ is anticipated to prevent chemotherapy or radiotherapy induced nausea and vomiting over a time window of approximately 24 hours. This effectiveness period is significantly longer than the effective time of Zofran® 8mg, which is indicated to be administered several times a day. This is potentially advantageous for cancer patients undergoing chemotherapy and radiation treatments that would prefer to avoid the need to take additional drugs (tablets) during the day after the treatment, when they may suffer attacks of nausea and vomiting.

The potential advantages of BEKINDA™ compared to Aloxi®, the first of the only two drugs that have a relatively long-term effect (beyond 24 hours, as stated above), are the delivery method and price. Aloxi® is a drug that in the United States is delivered intravenously (IV) and costs approximately $400 per dose according to www.goodrx.com. BEKINDA™ is planned to be delivered orally, in tablet form. Oral administration is expected to allow independent self-administration by patient, without the need for a clinical setting, thus saving patient travel time to the clinic or hospital and reducing health care professional work load, significantly lowering its cost relative to currently available IV alternatives, including Aloxi®.

The potential advantage of BEKINDA™ compared to Akynzeo®, the second drug to have long-term effect, is the price. Akynzeo® is priced at approximately $500 per capsule according to www.goodrx.com. We estimate that the high price of Akynzeo® provides sufficient margins for BEKINDA™ to be priced significantly lower than Akynzeo® and potentially capture a large segment of the market at a premium price to the generic ondansetron tablets that need to be taken multiple times per day.

To the best of our knowledge, there are several plans to develop new products in the area of nausea and vomiting prevention, including the development of a product that directly competes with BEKINDA™, for controlled release of ondansetron, based on a different technology of controlled release developed by Eurand N.V. and now owned by Actavis plc. To the best of our knowledge, this product completed Phase II trials and according to GlobalData, a provider of market intelligence for the pharmaceutical sector, it is currently inactive.

Clinical Development

We completed two comparative bioavailability studies of BEKINDA™ given once daily as compared to approved regimens of Zofran 8mg tablets given in multiple doses per day, a food-effect study and a comparative bioavailability study of BEKINDA™ given once daily as compared to Zofran 16mg suppository, which is approved in major territories in the EU.

In order to carry out pharmacokinetic l trials for BEKINDA™, in November 2011 we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with Algorithme Pharma Inc., a Canadian clinical research organization specializing in the performance of clinical trials. Algorithme Pharma Inc. performed the clinical trial described below for BEKINDA™. See “– Master Service Agreement with 7810962 Canada Inc.”

The following chart summarizes the pharmacokinetic trial history and status of BEKINDA™:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
PK Program	Comparative Bioavailability	Four PK studies of BEKINDA™	Algorithme Pharma, Canada	Total of 80 healthy volunteers	To support marketing applications in EU and US in oncology support	Completed in 2014

In light of the positive results of the clinical pharmacokinetic studies, we submitted a Marketing Authorization Application (MAA) in Europe for chemotherapy and radiotherapy induced nausea and vomiting in December 2014. In addition, we are currently in discussions with the FDA regarding the potential U.S. marketing approval pathway for BEKINDA™ in oncology support.

We cannot predict with certainty our development costs and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

Gastroenteritis and Gastritis Indication of BEKINDA™

Acute gastroenteritis/gastritis is an inflammation of the mucus membranes of the gastrointestinal tract, most commonly caused by a viral infection. Symptoms of gastroenteritis/gastritis include nausea, vomiting, diarrhea and abdominal pain.  Gastroenteritis/gastritis is a major cause of emergency room visits, particularly for pediatrics. If approved, BEKINDA™ could potentially decrease the number of emergency room visits of patients suffering from acute gastroenteritis, by offering them an effective and long lasting treatment which can be taken in the comfort of their home.

Competition and Market

A single dose of BEKINDA™ is intended to prevent nausea and vomiting over a time window of approximately 24 hours. This is potentially advantageous for acute gastroenteritis and gastritis patients as it is intended to provide them with relief from nausea and vomiting symptoms for a full 24 hour period with a single oral tablet, thus avoiding the need to take additional drugs (tablets) during the day or receiving intravenous administered drugs. BEKINDA™ could also potentially reduce the burden on health systems by reducing visits to emergency departments.

If BEKINDA™ is approved for the treatment of acute gastroenteritis and gastritis, it could potentially hold substantial advantages over existing treatments. To the best of our knowledge, if approved, BEKINDA™ will be the only 5-HT3 serotonin receptor inhibitor indicated for the treatment of acute gastroenteritis and gastritis, whereas most treatments used today are not indicated or approved for this condition. If approved, BEKINDA™ could be prescribed by primary care physicians to patients early on, thus potentially preventing emergency room visits, dehydration and the need to provide IV fluids.

BEKINDA™ is targeting an annual potential worldwide market estimated to exceed $650 million, based on Graves S. Nancy, Acute Gastroenteritis, Prim Care Clin Office Pract 40 (2013) 727–741 and Company analysis.

To the best of our knowledge, there are no other 5-HT3 serotonin receptor inhibitors indicated or currently being developed for this indication. Patients presenting at hospitals with gastroenteritis and gastritis are often treated with antiemetic drugs, off label, including 5-HT3 serotonin receptor inhibitors, primarily in IV administration, which are not indicated or approved for this condition.

Clinical Development

We have initiated a randomized, double-blind, placebo controlled, parallel group Phase III trial (the GUARD study) that is conducted in up to 12 clinical sites in the U.S. and is expected to enroll 320 adults and children over the age of 12 who suffer from acute gastroenteritis/gastritis. Patients are randomized to receive either BEKINDA™ or a placebo. The primary endpoint for the trial is the absence of vomiting from 30 minutes after the first dose through discharge from the emergency department. Secondary endpoints include, among others, frequency of vomiting, severity and time to resolution of nausea and time to resumption of normal activities. Top-line results from the BEKINDA™ GUARD Phase III trial are expected during the second half of 2015.

The lead investigator for the Phase III study is Dr. Robert A. Silverman, MD, MS, Associate Professor at the Hofstra North Shore-LIJ School of Medicine and an emergency medicine specialist.

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
GUARD Study	Phase III	Randomized double blind placebo controlled phase III study in Gastroenteritis and Gastritis	Up to 12 sites in the U.S.	320	Evaluating the safety and efficacy of BEKINDA™ in Gastroenteritis and Gastritis	Top line date expected in H2 2015

Following prior discussions with the FDA and the UK Medicines and Healthcare Products Regulatory Agency ("MHRA"), the study is intended to support potential future submissions of marketing applications in both the U.S. and Europe in this indication.

If approved for this indication, BEKINDA™ could be the only 5-HT3 antagonist approved to treat gastritis and gastroenteritis. We expect that would potentially allow BEKINDA™ to capture a large segment of the potential market in this indication.

We cannot predict with certainty our development costs and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

RHB-106

RHB-106 is a tablet intended for the preparation and cleansing of the gastrointestinal tract prior to the performance of abdominal procedures, including diagnostic tests such as colonoscopy, barium enema or virtual colonoscopy, as well as surgical interventions, such as laparotomy.

As noted above, we acquired the rights to RHB-106 pursuant to an agreement with Giaconda Limited. See “– Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.”

On February 27, 2014, we entered into a licensing agreement with Salix Pharmaceuticals, Ltd. (“Salix”) by which Salix licensed the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation, and rights to other purgative developments. Pursuant to this agreement, we received an upfront payment of $7 million and are entitled to an additional $5 million in subsequent milestone payments. In addition, as part of the terms of the agreement, Salix agreed to pay us tiered royalties on net sales of RHB-106, ranging from the low single-digits up to low double-digits. See “– Acquisition and License Agreements – Exclusive License Agreement with Salix Pharmaceuticals, Ltd.”

Competition and Market

According to a 2014 report by EvaluatePharma, the worldwide market of laxative products intended for cleansing the gastrointestinal system was estimated at approximately $1.4 billion in 2014.

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

An additional product, called PrepoPikTM in the U.S. is manufactured by Ferring Pharmaceuticals and received FDA approval on July 17, 2012. The product, marketed under the name PicoPrepTM in other countries, is based on an active chemical ingredient called sodium picosulfate, the same active ingredient used in RHB-106. This product is also used for clearing the gastrointestinal system and it is given in the form of a water-soluble powder and requires drinking quantities of fluids.

Products administered in the form of tablets or capsules that were released on the market in the U.S., such as OsmoPrep® and Visicol®  (produced by Salix Pharmaceuticals Inc.) and Fleet (produced by C.B. Fleet Company, Inc., or C.B. Fleet), are based on a chemical substance called sodium phosphate. In December 2008, the FDA published a severe warning against the use of these products due to rare but severe side effects linked to kidney damage. As a consequence of this development, the over-the-counter products of C.B. Fleet were recalled from the market, while the prescription products must carry a severe warning (black box label). As announced by Salix Pharmaceuticals Inc., following the black box warning received from the FDA, sales in 2009 of these products declined by 39% compared to 2008.

A leading product among the PEG 3350 family of products is MoviPrep®, marketed by Salix Pharmaceuticals, Inc. in the U.S. and by Norgine in Europe. Its price in the U.S. is approximately $89 per kit. It requires drinking of about 2 liters of solution, and some users report it has an unpleasant taste. Salix Pharmaceuticals estimated in their quarterly report for the period ended September 30, 2014 that 2014 sales of Moviprep® would be approximately $86 million. The potential advantage of RHB-106 over the current competitor products of the PEG 3350 type (such as MoviPrep®), as well as over PicoPrepTM, is that it is tasteless, eliminates the need to drink several liters of solution, and spares the patient the exposure to the harsh tastes that may accompany these products. RHB-106 also does not fall under the black box warning against nephrotoxicity issued by the FDA in December 2008 with respect to currently marketed capsule preparations which are based on sodium phosphate.

Salix Pharmaceuticals, Inc., which acquired a worldwide exclusive license to RHB-106 and other purgative developments from us, estimated in its 2014 Investor Day that the peak year revenue from their encapsulated bowel prep would reach approximately $280 million.

Clinical Development

Salix Pharmaceuticals has announced its intent to conduct a clinical investigation in this program during the second half of 2015.

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical site	Planned number of subjects of the trial	Nature and status of the trial	Performance schedule
-	Phase IIa	Comparison of the product’s effectiveness and safety with an existing products	Center for Digestive Disease, Australia	60	Performed	Completed in 2005

MESUPRON®

MESUPRON® (INN:Upamostat) is a proprietary small molecule, first-in-class, urokinase-type plasminogen activator (uPA) inhibitor administered by oral capsule.

MESUPRON® inhibits the uPA system, which has been shown to play a key role in tumor cell growth, invasion and the metastasis process. High uPA levels are associated with poor prognosis in various solid tumor cancers, such as pancreatic, gastric, breast and prostate cancers. MESUPRON® presents a promising new non-cytotoxic approach to cancer therapy with several potential mechanisms of action to inhibit both tumor metastasis and growth.

As mentioned under “ – Acquisition and License Agreements – License Agreement for MESUPRON®”, on June 30, 2014, we signed an exclusive license agreement for this oncology drug. Under this agreement, we are responsible for all development, regulatory and commercialization of MESUPRON®.

Competition and Market

MESUPRON® orally-administered first-in-class uPA inhibitor has been developed for the treatment of solid tumor cancers, including gastrointestinal cancers with the focus on locally advanced non-metastatic pancreatic cancer.

Pancreatic cancer is the fourth leading cause of mortality in western countries. It is characterized as a disease with some of the highest unmet need in oncology. According to the World Cancer Research Fund, with 338,000 new cases diagnosed in 2012 pancreatic cancer is the 12th most common cancer in the world. According to a report by GlobalData from March 2014, the overall five-year survival rate for the disease is only approximately 5%, representing one of the poorest prognoses across the gastrointestinal cancers. The total worldwide sales of pancreatic cancer therapies are estimated to reach approximately $1.6 billion by 2017 according to GlobalData.

According to the GlobalData report, the majority of pancreatic cancer cases are diagnosed late, at which point the disease is already locally advanced or metastatic, and these patients are often frail, with co-morbidities. Furthermore, pancreatic cancer is predominately a cancer of the elderly, with the median age of diagnosis being 71 years in the U.S. These factors result in a significant minority, approximately 20%, of advanced patients being ineligible for chemotherapy treatment, who are managed with best supportive care (BSC).

Pancreatic adenocarcinoma has some of the highest levels of unmet needs in the oncology space, which present many challenges for physicians treating pancreatic cancer patients. Surgical resection remains the only curative method. Patients who are classed as resectable (no regional or distant organ metastasis) are often treated by surgical intervention, depending on the location of the tumor within the pancreas. Patients with greater than Stage IIb disease are usually deemed unresectable. Of the unresectable group, the majority of locally-advanced patients are treated in the same manner as metastatic patients - with treatment choices that are mainly dependent on their performance status.

There are a number of drugs in late-stage clinical development for pancreatic cancer. To the best of our knowledge, there is currently no uPA inhibitor in late clinical-stage development for this indication.

Clinical Development

MESUPRON® has completed several Phase I trials and two Phase II proof of concept trials. The first Phase II trial in locally advanced non-metastatic pancreatic cancer and the second trial in metastatic breast cancer established the drug's safety and tolerability profile. The Phase II trials with MESUPRON® in both indications suggested activity as measured by both tumor response rate and overall survival of patients when administered in combination with first-line chemotherapeutic agents. The phase II trials with MESUPRON® randomized 227 subjects, of which 95 subjects were in the pancreatic cancer study and 132 subjects were in the metastatic breast cancer study.

Additional studies, including preclinical studies, are anticipated as part of the MESUPRON® global development program and regulatory strategy.  On January 5, 2015, we announced that we expect in the second half of 2015 to have initial data from non-clinical studies which we plan to conduct to further evaluate the mechanisms of action and define the patient populations for MESUPRON®.

We cannot predict with certainty our development costs, and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

RP101

RP101 is a proprietary small molecule, first-in-class, heat shock protein 27 (Hsp27) inhibitor, administered orally, which may prevent the induction of resistance to chemotherapy (chemoresistance), thus maintaining sensitivity of the tumor to chemotherapy and potentially enhancing patient survival.

RP101 binds to Hsp27, a chaperone protein which is found in abnormally high levels in cancer cells, and inhibits its activity. The overexpression of Hsp27, which results in the amplification of a multidrug-resistance (MDR) gene, has been linked to tumor resistance to cytotoxic drugs and the development of metastasis. Chemoresistance limits the effectiveness of chemotherapy and can ultimately lead to treatment failure. By inhibiting Hsp27, RP101 may prevent chemoresistance and enhance the sensitivity of tumors to chemotherapy. RP101 activity is based on a new mechanism of action of the anti-viral drug brivudine, a nucleoside analogue approved and marketed in several European countries for the treatment of herpes zoster.

As mentioned under “– Acquisition and License Agreements – License Agreement for RP 101”, on August 13, 2014, we entered into a binding exclusive option agreement for the acquisition of the oncology drug candidate RP101 and next generation compounds. Under the terms of the agreement, we have a one year option to acquire the exclusive worldwide rights to RP101 for all indications, excepting indications for pancreatic cancer in South Korea. During the option period we may, at our discretion, conduct development activities with RP101. The one year option may be extended by us under certain agreed terms.

Competition and Market

RP101 has been studied as an adjunct treatment of pancreatic cancer with potential applicability to other gastrointestinal cancers.

Pancreatic cancer is the fourth leading cause of mortality in western countries. It is characterized as a disease with some of the highest unmet need in oncology. According to the World Cancer Research Fund, with 338,000 new cases diagnosed in 2012 pancreatic cancer is the 12th most common cancer in the world. According to a report by GlobalData, the overall five-year survival rate for the disease is only approximately 5%, representing one of the poorest prognoses across the gastrointestinal cancers. The total wordwide sales of pancreatic cancer therapies are estimated to reach approximately $1.6 billion by 2017, according to GlobalData.

According to the GlobalData report, the majority of pancreatic cancer cases are diagnosed late, at which point the disease is already locally advanced or metastatic, and these patients are often frail, with co-morbidities. Furthermore, pancreatic cancer is predominately a cancer of the elderly, with the median age of diagnosis being 71 years in the U.S. These factors result in a significant minority, approximately 20%, of advanced patients being ineligible for chemotherapy treatment, who are managed with best supportive care (BSC).

Pancreatic adenocarcinoma has some of the highest levels of unmet needs in the oncology space, which present many challenges for physicians treating pancreatic cancer patients. Surgical resection remains the only curative method. Patients who are classed as resectable (no regional or distant organ metastasis) are often treated by surgical intervention, depending on the location of the tumor within the pancreas. Patients with greater than Stage IIb disease are usually deemed unresectable. Of the unresectable group, the majority of locally-advanced patients are treated in the same manner as metastatic patients - with treatment choices that are mainly dependent on their performance status.

Clinical Development

RP101 has completed several Phase I and Phase II clinical trials with a total of 249 subjects treated, including Phase II trials in pancreatic cancer.

RP101 has been granted Orphan Drug designation for the adjunct treatment of pancreatic cancer by the FDA and the European Medicines Agency EMA.

Additional studies, including preclinical studies, are anticipated as part of the RP101 global development program and regulatory strategy.  On January 5, 2015, we announced that we expect in the second half of 2015 to have initial data from non-clinical studies which we plan to conduct to further evaluate the mechanisms of action and define the patient populations for RP101.

We cannot predict with certainty our development costs, and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

RIZAPORT™ (formerly known as RHB-103)

RIZAPORT™ is an oral thin film formulation of rizatriptan intended for the treatment of acute migraine headaches. Migraines are generally treated through the usage of triptans, a class of molecules that narrow (constrict) blood vessels in the brain in order to relieve swelling and other migraine symptoms. Examples of triptans include sumatriptan, zolmitriptan and rizatriptan, the active pharmaceutical ingredient in RIZAPORT™.

RIZAPORT™ is based on a patented technology called “VersaFilm™.” This technology allows the production of thin film strips that dissolve rapidly in the mouth, allowing the drug to be absorbed through the oral mucosa and into the bloodstream. The proprietary VersaFilm™ technology is a novel, non-mucoadhesive, fast dissolving oral dosage form.

The VersaFilmTM platform offers potential advantages that include fast absorption of the drug and the convenience of use compared to conventional tablets.

We acquired the rights to RIZAPORT™ under an August 26, 2010 joint development and commercialization agreement with IntelGenx Corp., pursuant to which we received a worldwide, exclusive and perpetual license to various patent rights and know-how related to RIZAPORT™. See “– License Agreement for RIZAPORT™” for more information regarding this agreement.

Competition and Market

To the best of our knowledge, the main marketing competitors of RIZAPORT™ are oral drugs from the triptan family, such as rizatriptan from Merck and Co., Inc., which is marketed in the U.S. under the name of Maxalt® and in generic form since 2012, and sumatriptan, produced by GlaxoSmithKline and marketed in the U.S. as Imitrex® and in generic form since 2006. The target market for RIZAPORT™ is the triptan market, which was estimated at approximately $870 million worldwide in 2014 according to a 2013 annual sales report from EvaluatePharma, a leading market intelligence and information resource.

In December 2012, the patent on rizatriptan expired and as of the date of this filing, there are various generic versions of Maxalt® and of Maxalt MLT® available for prescription. According to the 2013 annual report of Merck and Co. Inc., the worldwide direct sales of Merck and Co.'s rizatriptan-based drugs in 2013 were $149 million.

We believe that RIZAPORT™ will compare favorably to the other triptan drugs due to the fact that it is delivered through oral dissolution, rather than through conventional tablets. This feature may be especially appealing to migraine patients who suffer from migraine-related nausea, which according to an article published by Lipton RB et al. is estimated to affect 80% of all of total migraine population. We believe that RIZAPORT™ will also be advantageous to pediatric and geriatric populations who often struggle with swallowing capsules with water.

Clinical Development

In April 2012, we completed, together with our development partner IntelGenx, Corp. a bioequivalence clinical study to examine the pharmacokinetic equivalence between the soluble film of RIZAPORT™ and rizatriptan of Merck & Co. Inc. (Maxalt MLT®), using 26 volunteers. The final results of the clinical trial, demonstrated that RIZAPORT™ met its specified endpoints and the FDA criteria in all parameters for bioequivalence with rizatriptan of Merck & Co. Inc. (Maxalt MLT®).

In March 2013, together with IntelGenx Corp., we filed a New Drug Application (NDA) with the FDA for U.S. marketing approval under the 505(b)(2) regulatory path for RIZAPORT™.

On February 4, 2014, together with IntelGenx Corp., we announced the receipt of a complete response letter from the FDA indicating certain matters that would need to be addressed prior to obtaining approval for marketing. These matters related primarily to third party chemistry, manufacturing and controls CMC issues, as well as to packaging and labeling of the film. The FDA’s letter did not raise any safety issues or questions regarding the results of the clinical trials. On March 3, 2014, together with IntelGenx Corp., we responded to the FDA’s complete response letter and in response, the FDA requested additional CMC data. In relation to the FDA response, we were also informed that a supplier of raw material for RIZAPORT™ is having compliance discussions with FDA that are not specific to RIZAPORT™.

In April 2014, together with IntelGenx Corp., we initiated a comparative bioavailability study of RIZAPORT™ and the European reference drug Maxalt® lingua marketed in Germany by MSD Sharp & Dohme GMBH, based on a positive European Scientific Advice meeting with the German Federal Institute for Drugs and Medical Devices (BfArM) regarding RIZAPORT™ that took place in 2013. In May 2014, together with IntelGenx Corp., we announced the successful completion of the clinical trial that demonstrated bioequivalence based on the criteria discussed with BfArM.

Based on the data from that trial, we submitted a Marketing Authorization Application (MAA) to BfArM, as the reference member state under the European Mutual Recognition Procedure. BfArM subsequently informed us that the MMA had been validated and the formal review began on November 25, 2014.

We and IntelGenx are continuing negotiations with potential commercialization partners and, to the extent feasible, plan to conclude discussions with a U.S. commercialization partner in the first half of 2015.

The following chart summarizes the clinical trial history status of RIZAPORT™:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
PLT--008-09	Phase I	PK comparison with a parallel product	RA Chem Pharma, India	10	The trial was performed and indicated similarity between the PK profile of the product and the profile of the reference product	Ended in 2009
RZA-P9-688	Comparative Bioequivalence	PK comparison with Maxalt MLT®	Algorithme Pharma, Canada	26	Successfully completed the study demonstrating bioequivalence as defined by FDA	Ended in Q2 2012
RZA-P3-697	Comparative Bioequivalence	PK comparison with Maxalt Lingua	Algorithme Pharma, Canada	26	Successfully completed the study demonstrating bioequivalence as defined by the European Medicine Agency	Ended in Q3 2014

Together with IntelGenX Corp., we are working diligently on a variety of options to ensure continued supply of the raw material

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

We have executed a non-binding letter of intent for the out-licensing of RHB-101 with a potential European partner for the manufacturing and commercialization of RHB-101 in a specified EU territory, as well as the supply of finished product to us or our sublicensees for the rest of the EU. We plan, to the extent feasible, to complete the above-mentioned transaction during the first half of 2015. See “– Acquisition and License Agreements – License Agreement for RHB-101.”

Competition and Market

At present, the market may be divided into two main parts: The first part of the market includes generic drugs based on the immediate release of the generic active ingredient known as carvedilol (such as Coreg® produced by GlaxoSmithKline). According to EvaluaPharma, a provider of market intelligence for the pharmaceutical sector, the U.S. patent for Coreg® expired in 2007. These generic drugs are administered to patients twice a day, due to their relatively short active span, as opposed to the proposed once daily administration of RHB-101. Administration once per day instead of several times per day has the potential to be a significant advantage, including improved compliance, especially for the elderly who commonly take a relatively large number of drugs over long periods of time.

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

The 2013 sales of Coreg CR® in the U.S. were estimated at approximately $185 million according to the EvaluatePharma 2014 annual U.S. product sales report. Coreg CR® is not marketed in Europe. The European market of immediate release carvedilol in 2013 was in excess of $200 million according to IMS Health. In 2013, the sale of generic immediate release of carvedilol reached approximately $100 million in the U.S. according to data published by IMS Health. Consolidating sales data for both segments of the market indicate that the worldwide target market of RHB-101 was estimated at approximately $485 million in 2013.

According the EvaluatePharma, a leading market intelligence and information resource, GlaxoSmithKline’s U.S. patent on Coreg CR® is expected to expire in 2023. To the best of our knowledge, generic competitors of Coreg CR® may reach the market immediately. In particular, in 2008 Mutual Pharmaceutical Company Inc. submitted an application in the U.S. for approval of a generic version of this drug and reached an agreement with GlaxoSmithKline, pursuant to which GlaxoSmithKline agreed, after several rounds of court hearings, not to sue Mutual Pharmaceutical Company Inc. Entry of generic drugs competing with Coreg CR® may cause a significant decrease in the price of Coreg CR®, thereby reducing the current price differential between this drug and the segment of generic carvedilol-containing drugs.

Clinical Development

The following chart summarizes the clinical trial history and status of RHB-101:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
5 PK studies	Comparative Bioavailability	Comparative biovailabitiy of the three doses of RHB-101 being developed (12,5 mg, 25 mg, and 50 mg)		Total of 122 healthy volunteers		Completed by 2012

Supplemental studies may be required as part of the RHB-101 global development program and regulatory strategy.

In March 2013, we held a Scientific Advice meeting regarding RHB-101 with the Danish Health and Medicines Authority (DKMA), Based on the feedback from DKMA, we believe that no further clinical studies will be required prior to submission of the MAA. Based on the feedback received from DKMA, we are required to focus on certain chemistry, manufacturing and control modules, the completion of which is expected to allow the submission of an MAA.

In May 2013, we held a Type B meeting with the FDA regarding RHB-101. Based on the feedback received from FDA, prior to the NDA submission, we will be required to conduct a comparative bioavailability study and a dose linearity study.

We cannot predict with certainty our development costs, and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

Acquisition and License Agreements

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

Under the agreement, it was agreed that none of Giaconda Limited or, the developer of the products, nor their respective affiliates may compete with us or assist others to compete with us with respect to the products and acquired technology. Such non-compete undertaking shall be in force for a period of time of up to 10 years from the date of the agreement.

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

In connection with the license agreement with Salix Pharmaceuticals, Ltd. ("Salix"), dated February 27, 2014, described below, we amended the asset purchase agreement and related agreements by excluding from the non-compete undertakings of Giaconda and certain of its affiliates products, technology and related activities in the purgative field and by excluding from such non-compete undertakings certain of Giaconda's affiliates.

License Agreement for BEKINDA™

In March 2014, we entered into a License Agreement with Temple University to secure directly rights to patents related to Bekinda. Previously, these rights were licensed to us from SCOLR, which announced that they had ceased business operations in 2013. The agreement with Temple replaced our previous license agreement with SCOLR Pharma Inc. ("SCOLR"). SCOLR had itself licensed those patents from Temple University, the original owner of the patents. Under the agreement with Temple University, we will continue to develop its Bekinda formulation and pursue commercialization options once that becomes relevant.

License Agreement for MESUPRON®

On June 30, 2014 we entered into an exclusive license agreement with Wilex AG, a German biopharmaceutical company focused on oncology (“Wilex”) under which Wilex granted us the exclusive development and commercialization rights, throughout the world for all indications excluding China, Hong Kong, Taiwan and Macao, to MESUPRON®, a small molecule, proprietary, urokinase-type plasminogen activator (uPA) inhibitor administered by oral capsule.

In consideration for the license we paid Wilex an upfront payment of $1 million. We have agreed to pay Wilex tiered royalties on net revenues, ranging from mid-teens up to 30%.

The license agreement will stay in effect as long as we are required to make royalty payments. We are entitled to terminate the agreement at any time on 30 days written notice to Wilex. The agreement also provides right of termination for each party in the event of a breach.

License Agreement for RP101

On August 13, 2014, we entered into a binding exclusive option agreement for the acquisition of the oncology drug candidate RP101 and next generation compounds, with RESprotect GmbH, a German privately-held biopharmaceitucal company (“RESprotect”). RP101 is a proprietary, first-in-class, heat shock protein 27 (Hsp27) inhibitor, administered orally. Under the terms of the agreement, we have the option to acquire the worldwide exclusive rights to RP101 for all indications, other than for pancreatic cancer indication in South Korea.

In consideration for the option, we paid RESprotect for a one year option, which may be extended by us under certain agreed terms. During the option period, we are entitled, at our discretion, to conduct development activities on RP101. If we elect to exercise the option, we will acquire the exclusive rights to RP101 for a total payment of $100,000, covering both the option and the acquisition of the rights. We also undertook to pay future potential milestone payments and tiered royalties on net revenues, ranging from single-digit to mid-teens.

The option agreement will terminate upon the earlier of (i) exercise of the option and subsequent execution of the respective Asset Purchase Agreement, (ii) expiry of the initial 12 months option period or if the term of the option is extended, the extended ption period, and (iii) by written notice of termination by by us, at our full discretion for any reason at any time during the option period.

License Agreement for RIZAPORT™

On August 26, 2010, we entered into a joint development and commercialization agreement with IntelGenx Corp. under which IntelGenx Corp. granted us a worldwide, exclusive and perpetual license to use its rights in patents and know-how relating to a triptan formula based on the VersaFilmTM technology and which we call RIZAPORT™.

The license includes the right to grant sublicenses. The license covers the co-developing, selling, offering for sale and importing the product for all indications, including, but not limited to, acute treatment of migraine attacks with or without an aura and all other therapeutic, diagnostic, and other human or animal uses.

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

Pursuant to the agreement, as amended, the parties agreed on joint product development activities. Accordingly, IntelGenx Corp. agreed to devote sufficient resources (subject to the approved budget in the agreement) in order to conduct clinical trials and file an application with the FDA for marketing of the product, and we agreed to finance the balance of the development in the amount of approximately $1.3 million.

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

In consideration for the license, we made up-front and milestone payments in the aggregate amount of $800,000 and we are required to make additional milestone payments of up to $500,000 upon receipt of FDA marketing approval for the product.

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

In consideration for the license, we paid Egalet a/s $100,000. Furthermore, we are obligated under the license to pay Egalet a/s the following additional amounts:

•	$200,000 on the date of our filing of an application for marketing of the product with the FDA and acceptance by theFDA of such filing for review;

•	$500,000 on the date of receipt of the marketing approval from the FDA; and

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

In consideration for the license, we made a one-time payment and another annual payment on account of the minimum royalty payment in year two of the agreement, in the aggregate amount of $55,000. In addition, we are required to make additional annual minimum royalty payments of $15,000 in year three, $20,000 in year four and $35,000 in each subsequent year until the last patent covered by the agreement expires. These annual minimum payment amounts will be deducted from future royalty payments.

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

License Agreement with University of Minnesota

On December 18, 2014, we announced that we licensed certain diagnostic technology from the University of Minnesota. This transaction is part of our efforts to develop a validated and precise method of detecting Mycobacterium avium subspecies paratuberculosis (MAP), which we believe plays an important role in Crohn’s disease and potentially other diseases.  Under the terms of the agreement, we will pay the University of Minnesota a one-time upfront payment and an additional milestone payment. We are developing a diagnostic test for MAP in conjunction with Quest Diagnostics.

Exclusive License Agreement with Salix Pharmaceuticals, Ltd.

On February 27, 2014 we entered into a worldwide exclusive license agreement with Salix Pharmaceuticals, Ltd. ("Salix") by which Salix licensed the worldwide exclusive rights to our RHB-106 encapsulated formulation for bowel preparation, and rights to other purgative developments. Pursuant to the agreement, Salix has the right to develop and commercialize RHB-106 and/or the related rights.

Additionally, we waived any applicable rights of first refusal granted to us by Giaconda Limited and its affiliates in our August 2010 asset purchase agreement transaction with respect to intellectual property in relation to digestive condition treatments.

Pursuant to our agreement with Salix, we received upfront payments of $7 million and are entitled to an additional amount of up to $5 million in subsequent milestone payments. In addition, as part of the terms of the agreement, Salix agreed to pay us tiered royalties on net sales, ranging from low single-digit up to low double-digits.

Other than with respect to the rights granted to us, as described below, we agreed, during the term of the agreement, not to compete in the purgative field.

Salix granted us an option to commercialize certain of the products of Salix, in pre-determined territories. This right is subject to such products being available for distribution in the applicable territories and Salix's agreement to a potential exclusive distribution arrangement with us. We were granted exclusivity as to the commercialization right under the option, for a limited period, which has since expired.

Our agreement with Salix expires on the date the royalties are no longer payable in connection with RHB-106 and/or related rights.  Following expiration of the agreement, the rights granted to Salix shall become fully-paid, perpetual, royalty-free and irrevocable.  We have the right, following notice to Salix, to terminate the agreement in the event that Salix does not pursue the development of RHB-106 or related rights. This termination right is effective until the date on which all subsequent milestone payments referred to above have been paid to us.

On February 22, 2015, Salix announced that it had entered into a definitive agreement with Valeant Pharmaceuticals International, Inc., or Valeant, a public company traded on The New York Stock Exchange and Toronto Stock Exchange, under which Valeant will acquire all of the outstanding common stock of Salix. The announcement stated that the transaction is expected to close in the second quarter of 2015, subject to customary closing conditions and regulatory approval.

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

The agreement with our Canadian service provider provides that certain research and development services related to our projects will be carried out pursuant to our specific requests and upon the signing of specific agreements for each project. Such agreements shall include a description of the required services, service terms and fees. To date, we, through our Canadian service provider, have entered into manufacturing, clinical services and regulatory agreements with respect to BEKINDA™, RHB-104 and RHB-105.

Furthermore, pursuant to the agreement, the Canadian service provider may provide us with a discount to the research and development services with respect to incentives programs from various authorities that may be granted to the Canadian service provider in the future. As of December 31, 2014, the estimatedtotal cumulative discount we will receive from our Canadian service provider is approximately $1.6 million.

Manufacturing Agreements

Manufacturing Agreements Related to RHB-104

On October 21, 2012, we entered into an agreement with our Canadian service provider which, in turn, entered into a back-to-back agreement with a Canadian drug manufacturer to complete the manufacturing and supply of RHB-104 for our clinical trials. In addition, we entered into additional manufacturing agreements directly with the Canadian manufacturer.

The agreements provide for the Canadian manufacturer to manufacture sufficient amounts of RHB-104 for our clinical trials and other planned tests, pursuant to our specifications and in accordance with regulatory requirements.

All manufacturing will be done under GMP. Milestone payments will be triggered upon the performance by the manufacturer of various services, such as manufacturing process, project management support and regulatory support, analytical work and stability work. Actual payment amounts may deviate significantly due to changes in the manufacturing processes, the cost of raw materials, laboratory tests and other expenses, subject to the consent of the parties. Milestones are currently expected to be achieved over the next two years. The total costs of the manufacturing agreements with the Canadian service provider and the Canadian manufacturer are expected to be approximately $0.9 million.

The agreements will remain and can be terminated with thirty days' advance notice.

See “– Master Service Agreement with 7810962 Canada Inc.” for a description of our agreement with our Canadian service provider.

Manufacturing Agreements Related to RHB-105

On July 5, 2011, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with a Canadian drug manufacturer to formulate, manufacture and supply a clinical trial batch of RHB-105. In addition, we entered into additional manufacturing agreements directly with the Canadian manufacturer.

The agreements provide for the Canadian manufacturer to manufacture sufficient amounts of RHB-105 for our clinical trials and other planned tests pursuant to our specifications and in accordance with regulatory requirements.

All manufacturing will be done under GMP. Milestone payments will be triggered upon the performance by the manufacturer of various services, such as manufacturing process, project management support and regulatory support, analytical work and stability work. Actual payment amounts may deviate significantly due to changes in the manufacturing processes, the cost of raw materials, laboratory tests and other expenses, subject to the consent of the parties. Milestones are currently expected to be achieved over the next two years. The total costs of the manufacturing agreements with the Canadian service provider and the Canadian manufacturer are expected to be approximately $0.5 million.

The agreement will remain in force until terminated. This agreement provides that either party may terminate the agreement (i) if the other party is in material breach and does not cure within thirty (30) days or (ii) upon a bankruptcy or liquidation event with respect to the other party.

See “– Master Service Agreement with 7810962 Canada Inc.” above for a description of our agreement with our Canadian service provider.

Manufacturing Agreement Related to RHB-106

On June 27, 2011, we entered into an agreement, which was subsequently amended, with Pharmaceutics International Inc., a U.S. drug manufacturer, for the manufacture of RHB-106.

Pursuant to this agreement, as amended, the manufacturer is entitled to receive approximately $462,000, payable uponcompletion of milestones during the production periods and reimbursement of certain expenses over a period of approximately three years. Other than minor material storage services, no services are currently being performed by this manufacturer following our entering into an Exclusive License Agreement with Salix Pharmaceuticals, Ltd. See“– Exclusive License Agreement with Salix Pharmaceuticals, Ltd.”

We may terminate the agreement at any time and for any reason upon providing thirty (30) days' written notice to Pharmaceutics International Inc.

Manufacturing Agreement Related to BEKINDA™

On March 21, 2011, we entered into an agreement with a U.S. drug manufacturer, Pharmaceutics International, Inc., for the manufacture and supply of BEKINDA™ for our clinical trial. In addition, we entered into further agreements with Pharmaceutics International, Inc. to manufacture, test and supply registration batches of BEKINDA™.

The agreements, as amended, provide for Pharmaceutics International, Inc. to manufacture sufficient amounts of BEKINDA™ for our clinical trials and other planned tests pursuant to our specifications and in accordance with regulatory requirements.

Pursuant to the agreement, as amended, the manufacturer is entitled to receive up to approximately $1.3 million payable upon the completion of various milestones during the production periods and reimbursement of certain expenses. The majority of the milestones were completed by the end of the year 2014 with few activities continuing in support of regulatory requirements.

 Clinical Services Agreements

Clinical Services Agreement related to RHB-104

On June 15, 2011, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with inVentive Health (f/k/a PharmaNet Canada Inc.), a subsidiary of an international CRO company, and other related entities, for the purpose of performing the clinical trial for RHB-104. InVentive Health is a leading provider of global drug development services to pharmaceutical and biotechnology companies, offering therapeutically-specialized capabilities for Phase I-IV clinical development, and pursuant to the agreement, is responsible for the performance of the clinical trial, including entering into agreements with medical centers to perform the trial, supervision of the performance and progress of the trial and the analysis of the results, all pursuant and subject to applicable regulatory requirements.

Pursuant to this agreement and subsequent amendments, inVentive Health is entitled to receive $7.1 million in connection with the MAP US Phase III clinical trial as well as reimbursement of investigator grant costs and pass-through costs to be paid during the trial for an estimated amount of about $5.8 million. The payments will be spread over the period of the clinical trial based upon quarterly administration fees and milestones payments based on patient recruitment, completion of subject dosing and report preparation, investigators grants paid to research centers that participate in the trial, as well as reimbursements of certain expenses. These fees, however, may vary widely from time to time in accordance with the final clinical trial protocol, length of the study and payments to be made to third parties, such as investigator grants costs.

The agreement includes a timetable for the recruitment of patients, performance of the trial and analysis of results, including a timetable for the performance of ongoing patient follow-up. Such timetables may vary as a result of possible delays in recruitment of patients for the clinical trial.

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

Clinical Services Agreement related to RHB-105

On October 29, 2012 we entered into an agreement with Clinipace World Wide, Inc. (CPWW) an international CRO company, for the purpose of performing the clinical trial for RHB-105. CPWW specializes in the performance of clinical trials and pursuant to the agreement is responsible for the performance of the clinical trial, including entering into agreements with medical centers to perform the trial, supervision of the performance and progress of the trial and the analysis of the results, all pursuant and subject to applicable regulatory requirements.

Pursuant to this agreement and subsequent amendments, CPWW is entitled to receive $1.6 million in connection with the Phase III clinical trial in North America. The fee includes payment of $0.8 million in connection with professional services to be provided by CPWW, as well as reimbursement of investigator grant costs and pass-through costs to be paid during the trial. The payments will be spread over the period of the clinical trial.

The agreement includes a timetable for the recruitment of patients, performance of the trial and analysis of results, including a timetable for the performance of ongoing patient follow-up. Such timetables may vary as a result of possible delays in recruitment of patients for the clinical trial.

The agreement will remain in force until all relevant services have been provided and we have made all payments thereunder, or until terminated. Either party may terminate the agreement if the other party is in material breach and does not cure within thirty (30) days. This agreement also provides that we may terminate the agreement at any time without cause upon providing sixty (60) days written notice to CPWW.

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

We have rights either through assignment, asset purchase or in-licensing to a total of approximately 240 issued patents and 70 patent applications. The patents and patent applications are registered in various jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

The patent positions of companies such as ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

RHB-105

Patent Family 13, owned by us, is comprised of twenty issued patents in the U.S., Australia, Canada, Austria, Belgium, Switzerland/Liechtenstein, Cyprus, Germany, Denmark, Spain, France, the United Kingdom, Greece, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Portugal and Sweden. This family is entitled “Improved Method of Eradication of H.pylori”. The patent family has priority rights dating to April 30, 1998 and the patents in this family will expire April 30, 2019. This patent family was acquired as part of our asset purchase agreement with Giaconda Limited.

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

Patent Family 14, also owned by us, is comprised of two pending U.S. non-provisional patent applications and one pending PCT International patent application that we filed in 2014. This family relates to pharmaceutical compositions and methods for the treatment of disorders associated with infection by H. pylori or the prevention of recurrence of disorders associated with infection by H. pylori.

RHB-104 – Inflammatory Bowel Disease

Patent Family 8, owned by us, is comprised of thirty six issued patents in the U.S., Australia, Canada, Israel, New Zealand, Norway, Philippines, South Africa, Austria, Belgium, Switzerland, Lichtenstein, Cyprus, Germany, Denmark, Spain, Finland, France, the United Kingdom, Greece, Ireland, Italy, Luxembourg, Monaco, the Netherlands, Portugal and Sweden. This patent family was acquired from Giaconda Limited as part of our asset purchase agreement with them.

This family is entitled “Method and Composition for Treating Inflammatory Bowel Disease”. The patent family has priority rights dating to April 1, 1997 and the patents in this family will expire April 1, 2018. The patents described a method and composition of medications used to treat inflammatory bowel disease, which includes Crohn’s disease. It further provides combinations of anti-atypical mycobacterial agents effective against the atypical mycobacterial strains.  It also provides a method of potentially immunizing patients with extracts of non-pathogenic mycobacteria.

Patent Family 9, also owned by us, is comprised of four issued patents in the U.S., Australia, Japan and New Zealand, and eight pending patent applications in the US, Canada, Europe, Israel, Philippines, and South Africa. This patent family was acquired from Giaconda Limited as part of our asset purchase agreement.

This family is entitled “Method and Composition for Treating Inflammatory Bowel Disease” and covers improved compositions comprising rifabutin, clarithromycin, and clofazimine for use in the treatment of Inflammatory Bowel Diseases. In one instance, the compositions may comprise a formulation of rifabutin, clarithromycin, and clofazimine in a single dosage form, such as a capsule or tablet, with one or more specific excipients. This family also covers a method for formulating the compositions to provide a solid oral dosage form of the composition which has improved efficacy and a reduced likelihood of side effects.

Patent Family 10, in-licensed by us from the University of Central Florida Research Foundation Inc. (UCF), is comprised of one issued U.S. Patent, US Patent No. 7,488,580 entitled “Protocol for Detection of the Intracellular Infection Myobacterium Avium Paratuberculosis in Blood”, which will expire in 2026. This patent relates to a method and kit for detection of intracellular MAP infection in blood and blood derivative samples from humans by culture and PCR. The technology can screen for MAP in blood samples from patients having inflammatory and non-inflammatory bowel disease and the results used to identify those patients for appropriate treatment with antibiotics. The method and kit allows monitoring and evaluation of the outcome of antibiotic therapy.

Patent Family 11, in-licensed by us from The University of Minnesota, is comprised of two issued U.S. patents, both entitled “Mycobacterial Diagnostics”.  One U.S. patent will expire on October 26, 2022, and the other U.S. patent will expire on August 8, 2026. The acquired diagnostic technology is intended for the detection of Mycobacterium avium subspecies paratuberculosis (MAP) bacterium.

RHB-104 – New Indications

Patent Family 12, owned by us, is comprised of sixteen patent applications pending in the U.S., Australia, Brazil, Canada, Chili, China, Europe, India, Israel, Japan, Korea, Mexico, Russia, Singapore, Ukraine, and South Africa. The family is entitled “A Composition and Method for Treating an Autoimmune Disease” and covers compositions comprising effective amounts of rifabutin, clarithromycin and clofazimine to enable treatment of an autoimmune disease by targeting cytokines or cytokine receptors. This patent family has priority rights dating to September 2011.

BEKINDA™ (RHB-102) - Oncology Support

Patent Family 3, in-licensed by us from Temple University, is comprised of twenty-two issued patents in the U.S., Canada, Australia and Europe and two pending patent applications in Japan. The European patent was validated in seventeen European countries, including Austria, Cyprus, Switzerland, Germany, Spain, Finland, France, United Kingdom, Greece, Ireland, Italy, Luxembourg, Netherlands, Monaco, Portugal, Sweden and Turkey. This family is entitled “Amino Acid Modulated extended Release Dosage Form” and has a priority date of December 20, 1999 for the U.S. patents, and the earliest U.S/ patent will expire December 20, 2019. The non-U.S. patents will expire February 20, 2022. This family covers an extended release tablet comprising a plurality of granules of an effective amount of a pharmaceutically active compound, at least one amino acid, and an intragranular polymer in which the granule is dispersed within a hydrophilic extragranular polymer matrix which is more rapidly hydrating than the intragranular polymer.

Patent Family 4, in-licensed by us from Temple University, is comprised of nineteen issued patents in the U.S., Canada, Mexico and Europe, and one pending patent application in Hong Kong. The European patent was validated in fifteen European countries, including Austria, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, United Kingdom, Greece, Ireland, Italy, Netherlands, Portugal and Sweden. This family is entitled “Monolithic tablet for controlled drug release” and has priority date of March 9, 1998. The non-U.S. patents in this family will expire March 2, 2019 and the U.S. patent will expire on March 9, 2018. This family relates to a swellable hydrophilic matrix tablet that delivers drugs in a controlled manner over a long period of time. The drug is disposed in a matrix composed of HPMC or polyethylene oxide, in the presence of a salt, which may be a combination of salts.

Patent Family 5, owned by us, is comprised of two pending U.S. non-provisional patent applications and two pending PCT international patent applications. This family is entitled “Antiemetic Extended Release Solid Dosage Forms" and has a priority date of March 14, 2013. The family covers once daily solid oral dosage forms with a core comprising an antiemetic drug, a seal coat surrounding the core, and an immediate release drug layer comprising an antiemetic drug surrounding the first seal coat.

BEKINDA™ (RHB-102) - Gastroenteritis and Other Conditions

Patent Family 6, owned by us, is comprised of four U.S. provisional patent applications and relates to an oral, extended-release, once-daily formulation of an antiemetic drug for treating gastroenteritis and other conditions. We filed this application in 2014.

RHB-106 - Colonic Evacuation

Patent Family 15, owned by us, is comprised of seven issued patents in the U.S., Australia, Canada and New Zealand, and one pending application in Europe. This family is entitled “Improved Preparation for Colonic Evacuation”. The patent family has priority rights dating to November 3, 1995 and the non-U.S. patents in this family will expire November 1, 2016 and the U.S. patents expire October 31, 2016. This patent family was acquired from Giaconda Limited as part of our asset purchase transaction.

This family relates to an osmotic colonic evacuant in solid oral dosage form comprising an orthostatic lavage in powder form and a pharmaceutically acceptable excipient, diluent and/or adjuvant. It also relates to a method of evacuating a patient’s colon, a method of treating small bowel bacterial overgrowth or irritable bowel syndrome and a method of treating acute or chronic bacterial bowel infection. It further relates to a sequential pack for the oral administration of at least two treatment regimens, including a first treatment regimen comprising of an osmotic colonic evacuant in solid oral dosage form, in unit dosage form adapted and presented for a first administration period, together with a second treatment regimen comprising of an osmotic colonic evacuant in solid oral dosage form, in unit dosage form adapted and presented for a second administration period.

Patent Family 16, also owned by us, includes one PCT International patent application. The national stage deadline to file various country specific patent applications was January 27, 2015.

In February 2014, we entered into an exclusive agreement by which Salix Pharmaceuticals licensed the worldwide exclusive rights to the RHB-106 patent estate. As part of the agreement, Salix is responsible for the patent families related to RHB 106.

MESUPRON® – Oncology

This patent portfolio was in-licensed by us from Wilex AG. MESUPRON® is a first-in-class urokinase-type plasminogen activator (uPA) inhibitor administered by oral capsule.

Patent Family 17 is comprised of nine issued patents in the U.S., Australia, Canada, Japan, Korea, Mexico, Russia, and Singapore, and four pending patent applications in Brazil, Europe, India and Korea.  This patent family relates to crystalline modifications of N-a-(2,4,6-triisopropylphenylsulfonyl)-3-hydroxyamidino-(L)-phenylalanine 4-ethoxycarbonylpiperazide and/or salts thereof, which can be used as pharmaceutical agents, and to pharmaceutical compositions and pharmaceutical uses comprising these novel crystalline modifications. The patents in this family will expire in 2025.

Patent Family 18 is comprised of seven issued patents in the U.S., Australia, Canada, India, Japan, and Mexico, and one pending patent application in Brazil. This family relates to Urokinase inhibitor compounds. The patents in this family will expire in 2024.

Patent Family 19, is comprised of one European patent validated in twenty European countries, seven patents in the U.S., China, India, and Japan, and two pending patent applications in the U.S. and Japan.  This family related to methods for the production of phenylalanine derivatives. The patents in this family will expire in 2023.

Patent Family 20 is comprised of one European patent validated in five European countries, eleven  issued patents in the U.S., Australia, Canada, China, India, Japan, Korea, Mexico, Russia and Singapore, and one pending patent application in Brazil. This family relates to methods for producing phenylalanine derivatives. The patents in this family will expire in 2025.

Patent Family 21 is comprised of one U.S. patent, which relates to a method for producing phenylalanine derivatives. The U.S. patent will expire October 24, 2025.

Patent Family 22 is comprised of two European patents, each validated in fourteen European countries, and seven pending patent applications in the U.S., Brazil, Canada, China, Japan and Mexico. This family relates to Urokinase Inhibitors. The patents in this family will expire in 2019.

Patent Family 23 is comprised of one U.S. patent, which relates to a method of preparing methylhydroxyalkylcellulose. The U.S. patent will expire September 15, 2026.

Patent Family 24 is comprised of one European patent validated in five European countries, seven issued patents in Australia, Canada, Japan, Korea, Mexico, Russia and Singapore, and two pending patent applications in Brazil and the U.S. This family relates to formulations for phenylalanine derivatives. The patents in this family will expire in 2025.

Patent Family 25 is comprised of one European patent validated in five European countries, one German patent, and two issued U.S. patents. This family relates to Urokinase inhibitors. The patents in this family will expire in 2018.

RP101 – Oncology

In August 2014, we entered into a binding exclusive option agreement for the acquisition of RP101 and next generation compounds. RP101 is an orally administered small molecule which binds to Hsp27, a chaperone protein which is found in abnormally high levels in cancer cells and inhibits its activity.

Patent Family 26 is comprised of three issued patents in the U.S., Mexico, and Korea.  This family relates to 5' substituted nucleosides and the patents in this family will expire in January 2016.

Patent Family 27 is comprised of four issued patents in the U.S., Australia, China, and Japan, and six pending patent applications in Brazil, Canada, Germany, Europe, India, and Mexico. This family relates to nucleosides and patents issuing from this family will expire in 2027.

Patent Family 28 is comprised of one issued patent in Germany and two pending patent applications in the U.S. and Europe. This family relates to uracil derivatives, and patents issuing from in this family will expire in 2029.

RIZAPORT™ - Migrane

Patent Family 7, in-licensed by us from IntelGenx Corp., is comprised of three issued U.S. patents, one pending U.S. non-provisional patent application, and one pending PCT international patent application. These patents and applications cover various aspects of the VersaFilmTM technology. The central U.S. patent for a multi-layer film formulation comprising the combination of a hydroxypropyl cellulose and a modified starch was issued November 7, 2006 and expires in 2022. IntelGenx Corp. may be pursuing additional patent protection on this product.

RHB-101 - Cardio

Patent Family 1, in-licensed by us from Egalet a/s, is comprised of ten issued patents granted in Austria, Belgium, Switzerland, Germany, Denmark, Spain, France, the United Kingdom, Ireland and Italy. This family is entitled “Controlled Release Solid Dispersion of Carvedilol”. The patent family has a priority date of September 21, 2001 and, assuming no extension or adjustment of term, the patents in this family will expire September 23, 2022.

Patent Family 2, also in-licensed by us from Egalet a/s, is comprised of one U.S. patent, entitled “Controlled Release Carvedilol Compositions”.  The U.S. patent has a priority date of November 8, 2002 and an expiration date of June 13, 2024.

Government Regulations and Funding

Pharmaceutical companies are subject to extensive regulation by national, state and local agencies such as the FDA in the U.S., the Ministry of Health in Israel, or the European Medicines Agency (EMA). The manufacture, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. Additionally, in the U.S., we must follow rules and regulations established by the FDA requiring the presentation of data indicating that our products are safe and efficacious and are manufactured in accordance with current good manufacturing practices (cGMP) regulations. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted. We and our manufacturers and clinical research organizations may also be subject to regulations under other federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. The U.S. government has increased its enforcement activity regarding illegal marketing practices domestically and internationally. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act.

These regulatory requirements impact our operations and differ from one country to another, so that securing the applicable regulatory approvals of one country does not imply the approval of another country. However, securing the approval of a more stringent body, i.e. the FDA, may facilitate receiving the approval by a regulatory authority in a different country where the regulatory requirements are similar or less stringent. The approval procedures involve high costs and are manpower intensive, usually extend over many years and require highly skilled and professional resources.

U.S. Food and Drug Administration Approval Process

The steps required to be taken before a new drug may be marketed in the U.S. generally include:

•	Completion of pre-clinical laboratory and animal testing;

•	The submission to the FDA of an investigational new drug, or IND, application which must be evaluated and found acceptable by the FDA before human clinical trials may commence;

•	Performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and

•	Submission and approval of an NDA.

Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, what types of patients may enter the study, schedules of tests and procedures, drugs, dosages, and length of study, as well as the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

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

Phase IV. Phase IV clinical trials are post marketing studies designed to collect additional safety data as well as potentially expand a product indication. Post marketing commitments are required of, or agreed to by, a sponsor after the FDA has approved a product for marketing. These studies are used to gain additional information from the treatment of patients in the intended therapeutic indication and to verify a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as Phase IV post-approval or post marketing commitments. Failure to promptly conduct Phase IV clinical trials could result in the inability to deliver the product into interstate commerce, misbranding charges, and civil monetary penalties.

Clinical trials must be conducted in accordance with the FDA’s good clinical practices, or GCP, requirements. The U.S. Food and Drug Administration may order the temporary or permanent discontinuation of a clinical study at any time or impose other sanctions if it believes that the clinical study is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. An institutional review board, or IRB, generally must approve the clinical trial design and patient informed consent at study sites that the IRB oversees and also may halt a study, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group recommends whether or not a trial may move forward at designated check points based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

As a product candidate moves through the clinical testing phases, manufacturing processes are further defined, refined, controlled and validated. The level of control and validation required by the FDA would generally increases as clinical studies progress. We and the third-party manufacturers on which we rely for the manufacture of our product candidates and their respective components (including the active pharmaceutical ingredient, or API) are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements.

Assuming completion of all required testing in accordance with all applicable regulatory requirements, detailed information on the product candidate is submitted to the FDA in the form of an NDA, requesting approval to market the product for one or more indications, together with payment of a user fee, unless waived. An NDA includes all relevant data available from pertinent nonclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the chemistry, manufacture, control and proposed labeling, among other things. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the product candidate for its intended use to the satisfaction of the FDA

If an NDA submission is accepted for filing, the FDA begin an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA’s goal is to complete its initial review and respond to the applicant within twelve months of submission, unless the application relates to an unmet medical need in a serious or life-threatening indication, in which case the goal may be within eight months of NDA submission. However, PDUFA goal dates are not legal mandates and FDA response often occurs several months beyond the original PDUFA goal date. Further, the review process and the target response date under PDUFA may be extended if the U.S. Food and Drug Administration requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the NDA. The NDA review process can, accordingly, be very lengthy. During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations. Data from clinical studies are not always conclusive and the FDA and/or any advisory committee it appoints may interpret data differently than the applicant.

After the FDA evaluates the NDA and inspects manufacturing facilities where the drug product and/or its API will be produced, it will either approve commercial marketing of the drug product with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. Such post-marketing testing may include phase 4 clinical studies and surveillance to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of products for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival benefit of the drug.

If the FDA approves one of our therapeutic candidates, we will be required to comply with a number of post-approval regulatory requirements. We would be required to report, among other things, certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling for any of our products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and record keeping requirements. If we seek to make certain changes to an approved product, such as certain manufacturing changes, we will need FDA review and approval before the change can be implemented. For example, if we change the manufacturer of a product or its API, the FDA may require stability or other data from the new manufacturer, which will take time and is costly to generate, and the delay associated with generating this data may cause interruptions in our ability to meet commercial demand, if any. While physicians may use products for indications that have not been approved by the FDA, we may not label or promote the product for an indication that has not been approved. Securing FDA approval for new indications is similar to the process for approval of the original indication and requires, among other things, submitting data from adequate and well-controlled studies that demonstrate the product’s safety and efficacy in the new indication. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all.

We rely, and expect to continue to rely, on third parties for the manufacture of clinical and future commercial, quantities of our therapeutic candidates. Future FDA and state inspections may identify compliance issues at these third-party facilities that may disrupt production or distribution or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Many of the foregoing could limit the commercial value of an approved product or require us to commit substantial additional resources in connection with the approval of a product. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Section 505(b)(2) New Drug Applications

As an alternate path for FDA approval of new indications or new formulations of previously-approved products, a company may file a Section 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA. Section 505(b)(2) of the Food, Drug, and Cosmetic Act, or FDC, was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Some examples of products that may be allowed to follow a 505(b)(2) path to approval are drugs that have a new dosage form, strength, route of administration, formulation or indication.

The Hatch-Waxman Amendments permit the applicant to rely upon certain published nonclinical or clinical studies conducted for an approved product or the FDA’s conclusions from prior review of such studies. The FDA may require companies to perform additional studies or measurements to support any changes from the approved product. The FDA may then approve the new product for all or some of the labeled indications for which the reference product has been approved, as well as for any new indication supported by the NDA. While references to nonclinical and clinical data not generated by the applicant or for which the applicant does not have a right of reference are allowed, all development, process, stability, qualification and validation data related to the manufacturing and quality of the new product must be included in an NDA submitted under Section 505(b)(2).

To the extent that the Section 505(b)(2) applicant is relying on the FDA’s conclusions regarding studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book publication. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The Section 505(b)(2) application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the reference product has expired. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized.

Orphan Drug Designation

The Orphan Drug Act of 1983, or Orphan Drug Act, encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the U.S. or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive Orphan Drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies, waiver of the FDA application fee, and a period of seven years of marketing exclusivity for the product following FDA marketing approval.

GAIN Act

The FDA's Generating Antibiotic Incentives Now (GAIN) Act is intended to encourage development of new antibiotic drugs for the treatment of serious or life-threatening infections. For products that receive Qualified Infectious Disease Product (QIDP) designation under the Act, the Act provides Fast-Track development status with an expedited development pathway and Priority Review status which potentially provides shorter review time by the FDA of a future potential marketing application. Following FDA approval, an additional five years of U.S. market exclusivity applies, received on top of the standard exclusivity period.

C.	Organizational Structure

Not applicable.

D.	Property, Plant and Equipment

On December 24 2013, we entered into amendment to the lease agreement for the lease of offices in the “Platinum” building at 21 Ha’arba’a Street, Tel Aviv, Israel. Pursuant to the lease agreement, as amended, we lease approximately 394 square meters of office space, a 27 square meter warehouse and six parking spaces. The monthly rent is NIS 63,000 (approximately $16,000), linked to the Israeli Consumer Price Index of January 2011. The lease term under the amendment will expire on January 31, 2017, and we have an option to extend the lease term by three additional years. As security for its obligations under the Lease Agreement, we provided a bank guarantee in the amount of NIS 280,000 (approximately $73,000). Since April 2011, these offices have served as our corporate headquarters.

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

Company Overview

We are an emerging Israeli biopharmaceutical company focused on the development and acquisition of late clinical-stage, proprietary, orally-administered drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers.

Depending on the specific development program, our therapeutic candidates are designed to provide improvements over existing drugs by improving their safety profile, reducing side effects, lowering the number of daily administrations, using a more convenient administration form, providing a cost advantage and/or exhibiting greater efficacy. Where applicable, we intend to seek FDA approval for the commercialization of certain of our therapeutic candidates through the alternative Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended, and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists of eight late clinical development therapeutic candidates, including one therapeutic candidate RP101 of which we have an option to acquire.

We have funded our operations primarily through public and private offerings of our securities. Because our therapeutic candidates are currently in development, we cannot estimate when and if we will generate significant revenues in the future.

The following is a description of our eight therapeutic candidates:

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

RHB-104 is a patented combination of three antibiotics (i.e., clarithromycin, clofazamine and rifabutin) in a single capsule that is intended for the treatment Crohn’s disease and potentially other autoimmune diseases. Unlike other drugs on the market for the treatment of Crohn’s disease that are immunosuppressive agents, RHB-104 is intended to directly address the suspected cause of the disease. On August 11, 2010, we entered into an asset purchase agreement with Giaconda Limited, pursuant to which we acquired ownership rights in patents, tangible assets, production files and regulatory approvals and other data and certain third party agreements related to RHB-104, RHB-105 and RHB-106 in exchange for $500,000 and royalty payments of 7% of net sales and 20% of sublicense fees, in each case, only after we recoup the amounts and expenses exceeding the approved budget. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.”

BEKINDA™ (RHB-102) is a patented formulation once-daily controlled release oral formulation of ondansetron, in combination with salts, intended for the prevention of chemotherapy and radiotherapy induced nausea and vomiting, by means of an oral formulation of ondansetron. BEKINDA™ is anticipated to prevent chemotherapy and radiotherapy induced nausea and vomiting over a time frame of approximately 24 hours. On May 2, 2010, we received a worldwide, exclusive and perpetual license to use patents and know how relating to BEKINDA™ from SCOLR Pharma, Inc. in exchange for an up-front payment of $100,000, milestone payments of up to $500,000 and future royalties, for a fixed period of time as determined under the agreement, of 8% of our net sales or sublicense fees. SCOLR Pharma announced during 2013 that it had ceased business operations, and we entered into a License Agreement with Temple University to secure direct rights to patents related to BEKINDA™. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements - License Agreement for BEKINDA™.”  See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Business and Regulatory Matters – If we are not able to secure and/or defend patents related to BEKINDA™, our ability to commercialize BEKINDA™ or enter into commercialization agreements with potential partners with respect to this product may be adversely affected.”

RHB-106 is a patented formulation in tablet form intended for the preparation and cleansing of the gastrointestinal tract prior to the performance of abdominal procedures. We acquired ownership rights in patents, tangible assets, production files and regulatory approvals and other data and rights in certain third party agreements related to RHB-106 pursuant to the Asset Purchase Agreement with Giaconda Limited described above.  See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.” On February 27, 2014, we entered into a licensing agreement with Salix by which Salix licensed the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation, and rights to other purgative developments.

MESUPRON® is a patent-protected uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumor cancers. On June 30, 2014 we acquired from WILEX AG the exclusive development and commercialization rights to MESUPRON®, excluding China, Hong Kong, Taiwan and Macao, for all indications. We made an upfront payment to WILEX of $1.0 million with potential tiered royalties on net revenues, ranging from mid-teens up to 30%. We are responsible for all development, regulatory and commercialization of MESUPRON®. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – License Agreement for MESUPRON®.”

RP101 is a patent-protected, orally administered small molecule which may prevent the induction of resistance to chemotherapy (chemoresistance), thus maintaining sensitivity of the tumor to chemotherapy and potentially enhancing patient survival.  RP101 has been granted Orphan Drug designation for the adjunct treatment of pancreatic cancer by the FDA and EMA. On August 13, 2014, we entered into a binding exclusive option agreement for the potential acquisition of RP101 and next generation compounds. Under the terms of the agreement, we have the option to acquire the worldwide exclusive rights to RP101 for all indications, other than to the pancreatic cancer indication in South Korea. We agreed to pay RESprotect for a one year option, which may be extended by us under certain agreed terms. During the option period, we may, at our discretion, conduct development activities with RP101. If we elect to exercise the option, it will acquire the exclusive rights to RP101 for a total payment, for both the option and the acquisition of the rights, of $100,000, as well as potential milestone payments and tiered royalties on net revenues, ranging from single-digit to mid-teens. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – License Agreement for RP101.”

RIZAPORT™ (formerly known as RHB-103) is a patented oral thin film formulation of rizatriptan intended for the treatment of acute migraine headaches. On August 26, 2010, we entered into a joint development and commercialization agreement with IntelGenx Corp. pursuant to which IntelGenx Corp. granted us a worldwide, exclusive and perpetual license to use RIZAPORT™ and to grant sublicenses. In consideration for the license, we made up-front and milestone payments in the aggregate amount of $800,000 and are required to make additional milestone payments of up to $500.000. In addition, we are required to make royalty payments to IntelGenx Corp. of 20% of net sales if the product is marketed by us and 40% of net sublicense fees if the product is marketed by sublicensees. However, in certain events the royalty payments could range between 20% to 70% of net sublicense fees. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – License Agreement for RIZAPORT™.”

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

JOBS Act

We are an emerging growth company. As an “emerging growth company”, we also elected to rely on various exemptions, including without limitation, not (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to an effective registration statement (in our case, December 31, 2018); (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act of 1934, which would occur if the market value of our ordinary shares held by non-affiliates is $700 million or more as of the last business day of our most recently completed fiscal quarter.

Components of Statement of Comprehensive Loss

Revenues

In 2014 we had for the first time meaningful revenues as a result of the Salix transaction. In 2013 and 2012 we recorded non-significant revenues in connection with royalty payments received from a third party licensee of limited rights to a patent that we acquired from Giaconda Limited. Our therapeutic candidates are currently in development therefore we cannot estimate when and if we will generate significant revenues in the future.

Cost of Revenues

Direct costs related to the revenues such royalties to third parties and other related costs.

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

Financial Income and Expense

Financial income and expense consist of non-cash financing expenses in connection with changes in Derivative financial instruments fair value, interest earned on our cash, cash equivalents and short-term bank deposits, bank fees and other transactional costs and expense or income resulting from fluctuations of the U.S. dollar and other currencies, in which a portion of our assets and liabilities are denominated in NIS. In 2014 and 2013, the majority of the financial income and expense was from changes in the exchange rates on our cash, cash equivalents and bank deposits held in currencies other than the U.S. dollar.

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

History of Losses

Since inception in 2009, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop our research and development programs. As of December 31, 2014, we had an accumulated deficit of approximately $42.2 million.

We expect to continue to fund our operations over the next several years through public or private equity offerings, debt financings or through commercialization of our therapeutic candidates.

As of December 31, 2014, we had approximately $22.9 million of cash, cash equivalents and short term investments, and as of February 25, 2015, following the closing of the underwritten public offering, we had cash and short term investments of approximately $34.6 million.

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

Three Months Ended

Statements of operations	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
	2012				2013				2014

Revenues	4	5	3	4	4	4	3	1	7,005	4	4	1
Cost of revenue	-	-	-	-	-	-	-	-	1,050	-	-	-
Research and development expenses, net	2,330	1,498	1,379	1,248	1,346	1,982	2,207	2,565	1,736	3,157	4,103	3,704
General and administrative expenses	607	573	550	871	675	548	545	916	1,027	961	912	1,111
Other income	-	-	-	-	-	-	-	-	100	-	-	-
Operating loss (income)	2,933	2,066	1,926	2,115	2,017	2,526	2,749	3,480	(3,292)	4,114	5,011	4,814
Financial income	258	40	57	(158)	43	17	53	45	89	133	415	(318)
Financial expenses	59	247	98	1.079	3	3	3	5	4	543	(360)	196
Net loss (income)	2,734	2,273	1,967	2,352	1,977	2,512	2,699	3,440	(3,377)	4,524	4,236	5,328

Our quarterly revenues and operating results of operations have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013

Revenues and Cost of revenues

In 2014, we had for the first time meaningful revenues of $7 million from the Salix transaction, while in 2013 and 2012, we recorded non-significant revenues in connection with royalty payments received from a third party licensee of limited rights to a patent that we acquired from Giaconda Limited.

Cost of Revenues

Cost of Revenues for the year ended December 31, 2014 were $1 million, primarily due to a payment of $1 million to Giaconda Limited under the agreement with Giaconda, which was triggered by the first payment received by us from the Salix transaction in 2014.
Research and Development Expenses

Research and development expenses for the year ended December 31, 2014 were $12.7 million, an increase of $4.6 million, or 57%, compared to $8.1 million for the year ended December 31, 2013. The increase resulted primarily from approximately $3.5 million in clinical trial costs related mainly to RHB-104, RHB-105 and BEKINDA™.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2014 were $4.0 million, an increase of $1.3 million, or 48%, compared to $2.7 million for the year ended December 31, 2013. The increase resulted primarily from an increase in payroll and related expenses as result of recruitments of new employees and an increase in share-based payments and professional services.

Operating Loss

During the year ended December 31, 2014, our operating loss was approximately $10.6 million, a decrease of $0.2 million, or 2%, compared to $10.8 million for the year ended December 31, 2013. The decrease in operating loss was mainly due to our revenues from Salix transaction mentioned above that were partialy offset by an increase in research and development expenses.

Financing Income and Expenses

We recognized net financial expense, net of $0.1 million for the year ended December 31, 2014, compared to financial income, net of $0.1 million for the year ended December 31, 2013. The financing income and expenses for the years of 2014 and 2013 derived mainly from changes in exchange rates.

Comparison of the Year Ended December 31, 2013 to the Year Ended December 31, 2012

Research and development expenses for the year ended December 31, 2013 were $8.1 million, an increase of $1.6 million, or 25%, compared to $6.5 million for the year ended December 31, 2012. The increase resulted primarily from approximately $2.4 million in clinical trial costs related mainly to BEKINDA™, RIZAPORT™ and RHB-104 and RHB-105 which were partially offset mainly by a $1 million discount from the Canadian service provider mainly related to RHB-104 development expenses.

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

 Liquidity and Capital Resources

Our therapeutic candidates are in the research and development stage and therefore do not generate significant revenues. Since inception, we have funded our operations primarily through public and private offerings of our equity securities, investor loans, and a payment received under our Exclusive License Agreement with Salix Pharmaceuticals, Ltd. As of December 31, 2014, we had approximately $22.9 million of cash, cash equivalents and short term investments.

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

On January 10, 2013, we issued in a private placement 6,481,280 ordinary shares at a price per share of NIS 4.00 (approximately $1.06 based on the representative U.S. dollar – NIS rate of exchange of 3.78 on January 10, 2013) and non-tradable warrants to purchase up to 3,240,640 ordinary shares at exercise prices ranging from $1.18 to $1.54, depending on the date of exercise.

On January 10, 2015, the remaining 2,558,440 unexercised warrants expired along with any right or claim whatsoever of the holders.  By the warrant expiration date, 682,200 warrants had been exercised for an aggregate amount of approximaly $1.0 million.

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

On February 27, 2014, we entered into a Worlwide Exclusive License Agreement with Salix Pharmaceuticals, Ltd. ("Salix") by which Salix licensed the worldwide exclusive rights to our RHB-106 encapsulated formulation for bowel preparation, and rights to other purgative developments.  Under the license agreement, Salix paid an upfront payment of $7.0 million. We are also entitled to milestone payments and royalties based on net sales of RHB-106.  See "Exclusive License Agreement with Salix Pharmaceuticals, Ltd."

On February 13, 2015, we sold 1,000,000 ADSs in an underwritten public offering of our ADSs in the U.S. at a public offering price of $12.50 per ADS, for gross proceeds to us of $12.5 million, before underwriting discounts and commissions and other offering expenses. On February 18, 2015, the underwriters exercised in full their over-allotment option to purchase from us an additional 150,000 ADSs (15% of the original offering amount) at the public offering price of $12.50 per ADS, for gross proceeds of $1.9 million. Following exercise of the over-allotment option, our offering totaled 1,150,000 ADSs representing gross proceeds of approximately $14.4 million, before underwriting discounts and commissions and other offering expenses.

We estimate that so long as no significant revenues are generated from our therapeutic candidates, we will need to raise substantial additional funds to acquire, develop and commercialize therapeutic candidates, as our current cash and short-term investments are not sufficient to complete the research and development of all of our therapeutic candidates and fund our operations. However, additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors including but not limited to:

•	the regulatory path of each of our therapeutic candidates;

•	our ability to successfully commercialize our therapeutic candidates, including securing commercialization agreements with third parties and favorable pricing and market share;

•	the progress, success and cost of our clinical trials and research and development programs;

•	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

•	the costs of enforcing our issued patents and defending intellectual property-related claims;

•	the costs of developing sales, marketing and distribution channels;

•	consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated; and

•	we may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

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

Cash Flow

Operating activities

For the year ended December 31, 2014, net cash flow used in operating activities was approximately $12.2 million, compared to approximately $8.4 million for the year ended December 31, 2013 and $6.8 million for the year ended December 31, 2012. The increase in net cash flow used in operating activities was a direct result of the increase in our operations, reflected by increased payments for research and development activities which were partially offset by the revenues from the Salix transaction.

Investment activities

Net cash flow used in investing activities for the year ended December 31, 2014 was approximately $17.9 million, compared to approximately net cash flow provided by investing activities of $1.1 million in the year ended December 31, 2013 and net cash flow provided by investing activities of $3.0 million in the year ended December 31, 2012. For the year ended December 31, 2014, we invested a total of $17.0 million in bank deposits and $1.0 million in purchasing of intangible assets. For the year ended December 31, 2013, we invested a total of $0.2 million in intangible assets and we received proceeds of $0.9 million from sale financial assets at fair value and $0.5 million from withdrawal from bank deposits to cash and cash equivalents. For the year ended December 31, 2012, we invested a total of $1 million in the purchasing of marketable securities and we received proceeds of $1.6 million from sale of marketable securities and $2.5 million from withdrawal from bank deposits to cash and cash equivalents.

Financing activities

Net cash flow resulting from financing activities for the year ended December 31, 2014 amounted to approximately $24.4 million, compared with approximately $2.3 million for the year ended December 31, 2013 and $6.6 million for the year ended December 31, 2012. In 2014, most of the cash flows from financing activities resulted from the January 2014 private placements for a total net amount of $19.4 million and from the exercise of warrants for a net amount of $5.0 million. In 2013, most of the cash flows from financing activities resulted from the exercise of warrants from the August and November 2010 mandatory convertible loans in a total amount of $2.2 million, while in 2012 most of the cash flow was from investment agreements for the issuance ordinary shares and warrants in consideration of an aggregate investment amount of approximately $6.2 million.

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

	R&D Expenses (U.S. dollars in millions)
	2014	2013	2012
Payroll and related expenses	0.6	0.5	0.5
Professional services	1.7	1.3	0.9
Share-based payments	0.9	0.8	0.9
Clinical trials, net	8.5	5.0	3.6
Intellectual property development	0.6	0.2	0.3
Other	0.4	0.3	0.3
Total	12.7	8.1	6.5

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization.

While we are currently focused on advancing each of our therapeutic candidates, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as available resources and the ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – If we and/or our commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our commercialization partners will be unable to commercialize our therapeutic candidates.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations on December 31, 2014:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands) (Unaudited)
Office lease obligations	1,186	195	390	390	211
Accounts payable and accrued expenses	1,720	1,720	-	-	-
Total	2,906	1,915	390	390	211

The foregoing table does not include our in-license agreements with Egalet a/s, Temple University, IntelGenx Corp., Wilex AG, the option agreement with RESprotect GmbH, our asset sale agreement with Giaconda Limited aad our agreement with the University of Central Florida Research Foundation, Inc., pursuant to which we are obligated to make various payments upon the achievement of agreed upon milestones and/or make certain royalty payments since we are unable to currently estimate the actual amount or timing of these payments. If all of the milestones are achieved over the life of each in-licensing agreement, we will be required to pay, in addition to royalties on our net income, an aggregate amount of approximately $1.6 million. All of our in-licensing agreements are terminable at-will by us upon prior written notice. See “Item 4. Information on the Company — Business Overview — Acquisition and License Agreements.”

The foregoing table also does not include payments payable under our manufacturing agreements or payments under our clinical services agreements, all of which are contingent upon the completion of milestones. See “Item 4. Information on the Company - Business Overview - Manufacturing Agreements” and “Item 4. Information on the Company – Business Overview – Clinical Services Agreements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position(s)
Executive Officers
Dror Ben-Asher	49	Chief Executive Officer and Chairman of the board of directors
Ori Shilo	48	Deputy Chief Executive Officer Finance and Operations, and Director
Reza Fathi, Ph.D.	60	Senior Vice President Research and Development
Gilead Raday	40	Senior Vice President Corporate and Product Development
Adi Frish	45	Senior Vice President Business Development and Licensing
Guy Goldberg	39	Chief Business Officer
Uri Hananel Aharon	34	Chief Accounting Officer
Directors
Dr. Shmuel Cabilly (2)	65	Director
Eric Swenden	71	Director
Dr. Kenneth Reed	61	Director
Dan Suesskind (1)	71	Director
Ofer Tsimchi (1), (2)	55	External Director
Aliza Rotbard (1), (2)	69	External Director
(1)	Member of our audit committee that also serves as our financial statements committee.
(2)	Member of our compensation committee.

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

Gilead Raday has served as our Senior Vice President Corporate and Product Development since December 5, 2012. From November 2010 to December 2012, Mr. Raday served as our Vice President Corporate and Product Development. From January 2010 until October 2010, Mr. Raday served as Interim Chief Executive Officer of Sepal Pharma Plc., an oncology drug development company, and from January 2009 to December 2009, he was an independent consultant, specializing in business development and project management in the field of life sciences. From 2004 to 2008, Mr. Raday was a partner in Charles Street Securities Europe, LLP, an investment banking firm, where he was responsible for the field of life sciences. Mr. Raday serves on the boards of Sepal Pharma Plc., and ViDAC Limited. Mr. Raday previously served on the boards of Morria Biopharmaceuticals Plc., Vaccine Research International Plc., TKsignal Plc., and Miras Medical Imaging Plc. He received his MSc in Neurobiology from the Hebrew University of Jerusalem and an MPhil in Biotechnology Management from Cambridge University, UK.

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

Directors

Dr. Shmuel Cabilly has served as a member of our board of directors since August 26, 2010, and has served on our compensation committee since May 5, 2011. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope he initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the "Cabilly Patent". Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly is now an investor and serves as a board member of several companies, including BioKine Therapeutics Ltd., Neuroderm Ltd., Biologic Design Ltd., Ornim Inc. and Efranat Ltd.. Dr. Cabilly holds a BSC Biology from the Ben Gurion University of Beer Sheva, Israel, an MSC in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel and a PhD in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

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

Dan Suesskind has served as a member of our board of directors since February 21, 2011, and has served on our audit committee and investment committee since May 5, 2011. From 1977 to 2008, Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. Mr. Suesskind served as a director of Teva Pharmaceutical Industries Ltd. between 1981 to 2001 and again between 2010 - 2014. In addition, Mr. Suesskind currently serves on the board of directors of Syneron Medical Ltd., Israel Corporation Ltd. as well as a member of the board of trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind holds a BA in Economics and Political Science from the Hebrew University of Jerusalem, Israel and an MBA in Business Administration from University of Massachusetts in the U.S. The board of directors has determined that Mr. Suesskind is a financial and accounting expert under Israeli law.

Ofer Tsimchi has served as an external director on our board of directors since May 4, 2011, a member of our audit committee and as the Chairman of our compensation committee since May 5, 2011. From 2008 - 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006 he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Kidron Industrial Materials Ltd., Amutat Zionut 2000, Danbar Group Ltd, and Polysack Agriculture Hi-Technologies, CaesarStone Sdot-Yam Ltd. and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

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

B.           Compensation

The aggregate compensation paid, and benefits in-kind granted to or accrued on behalf of all of our executive officers and directors for their services, in all capacities, to us during the year ended December 31, 2014 was approximately $3.0 million. Out of that amount $1.5 million was paid as salary and consultants fees, $1.2 million was attributed to the value of the options granted to directors and senior management during 2014, approximately $0.1 million was attributed to retirement plans and $0.2 million attributed to other long-term benefits. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers is derived from their employment agreements and comply with our Compensation Policy for Executive Officers and Directors as approved by the Company’s shareholders on July 31, 2013 (the “Compensation Policy”).

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2014. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2014.

Name and Position of director or officer	Salary or Other Payment (1)	Value of Social benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
Amounts in $US dollars are based on representative U.S. dollar – NIS rate of exchange on February 22, 2015
Dror Ben-Asher, Chief Executive Officer (5)	280,216	9,148	-	307,061	20,040	616,465
Ori Shilo, Deputy CEO, Finance and Operations (6)	237,564	9,148	-	238,825	16,700	493,237
Reza Fathi, Senior VP Research and Development	233,175	-	-	172,323	20,130	425,628
Gilead Raday, Senior VP Corporate & Products Developments	216,000	-	-	137,859	17,286	371,145
Guy Goldberg, Chief Business officer	199,258	9,148	-	137,859	13,360	359,625

(1)	“Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the Board of Directors for the year 2014.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)
Consists of the fair value of the equity-based compensation granted during 2014 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), comunication expenses, basic health insurance, and holiday presents.

(5)
Mr. Ben-Asher's employment terms as the Company’s Chief Executive Officer provide that Mr. Ben-Asher is entitled to a monthly base gross salary of NIS 75,000 (approximately $19,000). Mr. Ben-Asher is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Ben-Asher is entitled to reimbursement of car-related expenses from the Company. Mr. Ben-Asher’s employment terms include an advance notice period of 180 days by the Company and 90 days by Mr. Ben-Asher. During such advance notice period, Mr. Ben-Asher will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Ben-Asher's employment is terminated in connection with a “hostile takeover,” he will be entitled to a special one-time bonus equal to his then current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 12. A “hostile takeover” is defined as an occurrence where a person, entity or group that was not an interested party under the Israeli Securities Law 1968 on the date of the initial public offering of our ordinary shares, becomes a “controlling shareholder,” asdefined in the Israeli Securities Law 1968, or a “holder,” as defined in the Israel Securities Law 1968, of 25% or more of the voting rights in the Company. In addition, in case of an “hostile takeover”, all options granted to Mr. Ben-Asher will immediately vest in full.

(6)
Mr. Shilo's employment terms as the Company’s Deputy CEO Finance and Operations provide that Mr. Shilo is entitled to a monthly base gross salary of NIS 61,400 (approximately $16,000). Mr. Shilo is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Shilo is entitled to reimbursement of car-related expenses from the Company. Mr. Shilo’s employment terms include an advance notice period of 180 days by the Company and 90 days by Mr. Shilo. During such advance notice period, Mr. Shilo will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Shilo's employment is terminated in connection with a “hostile takeover”, Mr. Shilo will be entitled to a special one-time bonus equal to his then current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 12. In addition, in case of an “hostile takeover”, all options granted to Mr. Shilo will immediately vest in full.

In addition, all of our directors and executive officers are covered under our directors’ and executive officers’ liability insurance policies and were granted letters of indemnification by us.

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

Director Compensation

Under the Israeli Companies Law, and related regulations, external directors are entitled to a fixed annual compensation and an additional payment for each meeting attended. We currently pay our external directors, Mr. Ofer Tsimchi and Ms. Aliza Rotbard, an annual cash fee of NIS 49,410 (approximately $12,800) and a cash fee of NIS 3,300 (approximately $900) per meeting (or a smaller amount in case they do not physically attend the meeting).

Effective as of October 1, 2011, Dr. Reed, Mr. Swenden, Dr. Cabilly and Mr. Suesskind receive the same cash remuneration as was approved for the external directors as described above.

On April 30, 2014, our shareholders approved equity grants of options to purchase 80,000 ordinary shares each to Mr. Swenden, Dr. Reed and Mr. Suesskind an and equity grants of options to purchase 240,000 ordinary shares each to Dr. Cabilly, Ms. Rotbard and Mr. Tsimchi an. The option has term of seven (7) year and exercise price of $1.48 per share. The options vest quarterly over four (4) years in equal parts, which commenced retroactively as of march 19, 2014. The options will become fully vested, in accordance with the terms of the grant, on March 31, 2018.

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

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than 5 persons but no more than 7, excluding at least two external directors. The directors, except for our external directors, are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three year term that expires at the annual general meeting held in the third year following such election. This process continues indefinitely. The directors of the first class, currently consisting of Dror Ben-Asher and Ori Shilo, will hold office until our annual general meeting to be held in the year 2017. The directors of the second class, currently consisting of Dr. Kenneth Reed, and Eric Swenden, will hold office until our annual general meeting to be held in the year 2015, and the directors of the third class, currently consisting of Dr. Shmuel Cabilly and Dan Suesskind, will hold office until our annual general meeting to be held in the year 2016. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies, or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment.

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

A recent amendment to the Israeli Companies Law requires that the terms of service and engagement of the CEO, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. Similarly, the terms of service and engagement of any officer other than the CEO must receive the approval of the compensation committee and board of directors. However, shareholder approval (with approval by a Special Majority, as defined below) is required if the compensation of such officer other than the CEO is not in accordance with a new compensation policy the Company is required to adopt. The recent amendment to the Israeli Companies Law requires that by August 11, 2013 the board and shareholders (with approval by a Special Majority) adopt a compensation policy applicable to Company officers and directors which must take into account, among other things, providing proper incentives to directors and officers, the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Under the Israeli Companies Law, a Special Majority requires (i) the vote of at least a majority of the shares held by shareholders who are not controlling shareholders or have a personal interest in the proposal (shares held by abstaining shareholders shall not be taken into account); or (ii) that the aggregate number of shares voting against the proposal held by such shareholders does not exceed 2% of the Company's voting shareholders.

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

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel, and are held by the public (Public Company) are required to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, our controlling shareholder, any relative of our controlling shareholder, as of the date of the person’s appointment to serve as external director, or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company, any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the chief officer in the financial or economic field as of the date of the person’s appointment. The term “affiliation” includes:

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

However, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control has business or professional relationship with an entity which an affiliation with is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationship). In addition, an external director may not receive any compensation other than the compensation permitted by the Israeli Companies Law.

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

Additional functions to be performed by the audit committee include, among others, the following:

•	determination whether certain related party actions and transactions are “material” or “extraordinary” for purposes of the requisite approval procedures;

•	to determine whether to approve actions and transactions that require audit committee approval under the Israel Companies Law;

•	to assess the scope of work and compensation of the company’s independent accountant;

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

Investment Committee

Our investment committee, which consists of Mr. Eric Swenden (chairman), Mr. Dan Seusskind and Mr. Ori Shilo, assists the board in fulfilling its responsibilities with respect to the Company's financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review risk factors associated with management of the Company finances and the mitigation of such risks, as well as financial controls and reporting and various other finance-related matters.

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

Under the Israeli Companies Law, directors’ compensation arrangements require compensation committee approval, board of directors’ approval and shareholder approval.

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

Under the Israeli Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve an ordinary transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction does not benefit to the company’s interest cannot be approved. Subject to certain exceptions, the compensation committee and the board of directors must approve the conditions and term of office of an office holder (which is not a director).

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

The Israeli Companies Law further provides that an acquisition of shares or voting rights in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% of the voting rights of the company, unless there is a holder of more than 45% of the voting rights of the company or would become a holder of 25% of the voting rights unless there is another person holding 25% of the voting rights. This restriction does not apply to:

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

In July 2013, our shareholders approved our Compensation Policy, which includes, among others, provisions relating to directors and officers liability insurance. Pursuant to the Compensation Policy, we may obtain a liability insurance policy, which would apply to our and/or our subsidiaries directors and officers, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy may not exceed $50 million; and (b) the annual premium payable by us for the insurance premium may not exceed $400,000 annually. In addition, pursuant to the Compensation Policy, should we sell our operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving us and/or part or all of our assets, we may obtain a director’s and officers’ liability insurance policy (run-off) for our directors and officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed seven years; (b) the coverage amount may not exceed $50 million; (c) the premium payable by us may not exceed $400,000 annually. The Compensation Policy is in effect for three years from the 2013 annual general meeting.

Subsequent to the approval of the terms of the Compensation Policy, our compensation committee and board of directors resolved to purchase directors and officers liability insurance policy, pursuant to which the total amount of insurance covered under the policy would be $20 million This insurance was renewed in December 2014, for the period commencing on December 16, 2014 and ending on December 15, 2015. Pursuant to the foregoing approvals, we carry directors and officers liability insurance.

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

As of February 25, 2015, we had 10 employees and we also received services from 10 consultants who provide services to us in the U.S., Canada and Belgium.

	As of December 31,
	2012		2013		2014
	Company Employees	Consultants	Company Employees	Consultants	Company Employees	Consultants
Management and administration	6	2	8	2	9	2
Research and development	1	6	0	8	1	8

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

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of February 25, 2015 of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 99,384,114 ordinary shares outstanding as of such date. The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of,  February 25, 2015. The ordinary shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person.  None of the holders of the ordinary shares listed in this table have voting rights different from other holders of the ordinary shares.

	Number of Shares Beneficially Held	Percent of Class
Directors
Eric Swenden (1)	4,943,746	4.96%
Dr. Kenneth Reed (2)	4,550,172	4.56%
Dr. Shmuel Cabilly (3)	4,209,178	4.22%
Dan Suesskind (4)	1,073,590	1.07%
Ofer Tsimchi (5)	225,000	*
Aliza Rotbard (6)	255,000	*

Executive officers
Dror Ben-Asher (7)	5,911,655	5.76%
Ori Shilo (8)	5,199,590	5.10%
Reza Fathi, Ph.D. (9)	1,148,125	1.14%
Gilead Raday (10)	1,022,500	1.02%
Adi Frish (11)	717,500	*
Guy Goldberg (12)	254,167	*
Uri Hananel Aharon (13)	239,128	*
All directors and executive officers as a group (13 persons)	29,749,351	29.94%

* Less than 1.0%

(1)
Includes options to purchase 315,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(2)
Includes options to purchase 315,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(3)
Includes options to purchase 315,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.5 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(4)
Includes options to purchase 935,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.5 and $1.48 per share, and the options expiry date range between 2018 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(5)
Includes options to purchase 225,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $1.05 and $1.48 per share, and the options expiry date range between 2018and 2021.

(6)
Includes options to purchase 225,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $1.05 and $1.48 per share, and the options expiry date range between 2018 and 2021.

(7)
Includes options to purchase 3,180,625 ordinary shares exercisable within 60 days of February 22, 2015 and. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(8)
Includes options to purchase 2,604,375 Ordinary exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(9)
Includes options to purchase 1,148,125 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021.

(10)
Includes options to purchase 1,022,500 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021.

(11)
Includes options to purchase 717,500 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021.

(12)
Includes options to purchase 254,167 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.7 and $1.48 per share, and the options expiry date range between 2019 and 2021.

(13)
Includes options to purchase 237,500 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.69 and $1.48 per share, and the options expiry date range between 2018 and 2021.

Option Plans

2010 Option Plan

In 2010, we adopted the RedHill Biopharma Ltd. 2010 Option Plan. The 2010 Option Plan provides for the granting of options to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The 2010 Option Plan provides for options to be issued at the determination of our board of directors in accordance with applicable laws. As of February 22, 2015, there were 18,325,016 ordinary shares issuable upon the exercise of outstanding options under the 2010 Option Plan.

Administration of Our Option Plan

Our option plan is administered by our compensation committee regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options granted under the 2010 Option Plan to eligible Israeli employees, officers and directors are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such options were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. See “Item 10. Additional Information – E. Taxation – Israeli Tax Considerations.”

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

Under our 2010 Option Plan, as amended, in the event any person, entity or group that was not an interested party at the time of our initial public offering on the Tel Aviv Stock Exchange becoming a controlling shareholder, all options granted by us under the plan will be accelerated, so that the grantee will be entitled to exercise all of those options. A “controlling shareholder” in this paragraph is a controlling shareholder, as defined in the Israel Securities Law, 1968. An “interested party” is defined in the Securities Law and includes, among others:

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

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 25, 2015, by each person or entity known to beneficially own 5.0% or more of our outstanding ordinary shares. The information with respect to beneficial ownership of the ordinary shares is given based on information reported in such shareholder's Schedule 13G, and if no Schedule 13G was filed, based on the information provided to us by the shareholders.

The information in this table is based on 99,384,114 ordinary shares outstanding as of such date. In determining the number of ordinary shares beneficially owned by a person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any ordinary shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of February 25, 2015. The ordinary shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of ordinary shares.

	Number of Shares Beneficially Held	Percent of Outstanding Equity
OrbiMed Israel Partners Limited Partnership (1)	9,332,120 (2)	9.16%
Dror Ben-Asher (3)	5,911,655	5.76%
Eric Swenden (4)	4,943,746	4.96%
Ori Shilo (5)	5,199,590	5.10%
Dr. Kenneth Reed (6)	4,550,172	4.56%
Dr. Shmuel Cabilly (7)	4,209,178	4.22%
Migdal Insurance Company (8)	5,363,552	5.32%
Broadfin Capital (9)	5,967,730 (10)	5.94%

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

(2)
Includes warrants to purchase 252,632 ADSs with exercise price of $11 and an expiration date of January 7, 2017 purchased by OrbiMed Israel Partners Limited Partnership in the private placement that closed on January 8, 2014. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants. The Warrants to purchase ADSs contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 9.9% of the ordinary shares outstanding immediately after giving effect to the issuance of the ADSs issuable upon exercise of the warrants.

(3)
Consists of options to purchase 3,180,625 ordinary shares exercisable within 60 days of February 22, 2015 and. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(4)
Consists of options to purchase 315,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(5)
Consists of options to purchase 2,604,375 Ordinary exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(6)
Consists of options to purchase 315,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(7)
Consists of options to purchase 315,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.5 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(8)
Consists of warrants to purchase 1,435,898 ordinary shares exercisable within 60 days of February 24, 2014 with an exercise price of NIS 4.9 ($1.401 based on the exchange rate reported by the Bank of Israel on January 12, 2014), linked to changes in the NIS-US dollar exchange rate and with an expiration date of January 19, 2017. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants. The shares beneficially owned by Migdal Insurance Company are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance Company. Each of subsidiary operates under independent management and makes independent voting and investment decisions.

(9)
Broadfin Capital LLC ("Broadfin") is the investment advisor of Broadfin Healthcare Master Fund, LTD ("Broadfin Fund"), which holds the ADSs and warrants. Broadfin, as the investment advisor may be deemed to share voting and investment power with respect to the ordinary shares underlying the ADSs and warrants held by Broadfin Fund. The address of Broadfin Fund is 300 Park Avenue, 26th Floor, New York, NY 10022.

(10)
Includes warrants to purchase 105,264 ADSs with exercise price of $11 and an expiration date of January 7, 2017 purchased by Broadfin in the private placement that closed on January 8, 2014. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

As of February 18, 2015, there was one shareholder of record of our ordinary shares, which was located in Israel. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders listed on the TelAviv Stock Exchange are recorded in the name of our Israeli share registrar, Bank Leumi Le’Israel Registration Company Ltd. There were no record holders of our ordinary shares in the U.S. as of February 18, 2015. Based on information obtained from the Tel Aviv Stock Exchange Clearing House Ltd., as of February 18, 2014, residents of Israel beneficially owned approximately 44% of our shares and residents of the U.S. beneficially owned approximately 29.0% of our shares.

B.	Related Party Transactions

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

Under the terms of the loan agreements, we agreed to pay the investors 5% of the proceeds of (i) net sales by us or our sublicensees or distributors; and (ii) down payments and milestone payments from sublicenses or distributor transactions paid to us in connection with the first two new products purchased by us subsequent to the closing of this loan financing.  Such royalties were payable (i) with regard to net sales over a period of five years from the date of the first commercial sale of either of these products; and (ii) with regard to down payments and milestone payments over a period of five years commencing from August 11, 2010. Following approvals from our board of directors and shareholders, it was determined that the investors would be entitled to royalties with respect to RIZAPORT™ for the treatment of acute migraine headaches and RHB-104 for the treatment of Crohn's disease.

On August 31, 2010, each of these loan agreements was replaced in their entirety by a new mandatory convertible loan agreement. However, the obligation to pay the investors the royalty payments described above remained in full force and effect.

On January 10, 2013, following approval of our shareholders, we issued an aggregate of 2,317,186 ordinary shares in exchange for the acquisition and termination of the royalty rights granted to investors pursuant to the August 2010 mandatory convertible loan agreement. In connection with such transaction, each investor received a number of shares on a pro-rata basis in accordance with their respective royalty rights.  As part of the transaction, the following three directors who were investors in the August 2010 mandatory convertible loan agreement were issued ordinary shares: Dr. Kenneth Reed - 233,688 ordinary shares; Mr. Eric Swenden - 433,993 ordinary shares; and Dr. Shmuel Cabilly - 333,841 ordinary shares, and Mr. Amram Hayut, a brother-in-law of Mr. Shilo, received 56,753 ordinary shares, out of a total amount of approximately $3.5 million.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2014.

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
	NIS		$U.S.
	Price per Ordinary Share		Price per Ordinary Share
Annual	High	Low	High	Low
2014	6.80	3.00	1.96	0.78
2013	4.29	3.23	1.15	0.92
2012	4.19	1.71	1.08	0.45
2011 (beginning on February 3, 2011)	3.80	1.82	1.05	0.49

Quarter
2014
Fourth quarter	5.38	3.00	1.38	0.78
Third quarter	5.89	4.18	1.72	1.20
Second quarter	6.80	4.80	1.96	1.39
First quarter	5.04	3.96	1.44	1.14
2013
Fourth quarter	3.87	3.23	1.11	0.92
Third quarter	3.79	3.35	1.04	0.91
Second quarter	3.99	3.5	1.10	0.96
First quarter	4.29	3.64	1.15	0.99

Most Recent Six Months
February 2015 (through February 22, 2015)	5.88	4.89	1.49	1.26
January 2015	6.16	5.10	1.57	1.31
December 2014	5.38	3.41	1.38	0.86
November 2014	3.47	3.00	0.91	0.78
October 2014	4.82	3.38	1.32	0.90
September 2014	5.41	4.71	1.50	1.29
August 2014	5.09	4.18	1.43	1.20

On February 22, 2015, the last reported sales price of our ordinary shares on the TASE was NIS 5.07 per share, or $1.31 per share (based on the exchange rate reported by the Bank of Israel for such date). On February 22, 2015 the exchange rate of the NIS to the U.S. dollar was $1.00 = NIS 3.861, as reported by the Bank of Israel.

ADSs

Our ADSs have been trading on the Nasdaq Capital Market under the symbol “RDHL” since December 26, 2012.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Capital Market in U.S. dollars.

	$U.S.
	Price per ADS
	High	Low
Annual
2014	19.20	8.03
2013	13.60	8.31

Quarter
2014
Fourth quarter	13.40	8.03
Third quarter	17.35	12.14
Second quarter	19.20	14.01
First quarter	14.50	12.38

2013
Fourth quarter 2013	11.80	9.51
Third quarter 2013	10.73	8.31
Second quarter 2013	11.94	10.00
First quarter 2013	13.60	8.46

Most Recent Six Months
February 2015 (through February 22, 2015)	15.18	12.52
Jan-15	15.92	13.79
Dec-14	13.40	8.78
Nov-14	9.29	8.03
Oct-14	13.09	9.20
Sep-14	15.89	13.07
Aug-14	15.00	12.14

On February 22, 2015, the last reported price of our ADSs on the Nasdaq Capital Market was $13.01 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

According to the Israeli Companies Law, a contract of a company with its directors, regarding their conditions of service, including the grant to them of exemption from liability from certain actions, insurance, and indemnification as well as the company’s contract with its directors on conditions of their employment, in other capacities, require the approval of the compensation committee, the board of directors, and the shareholders by a Special Majority.

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

Election of Directors. The number of directors on the board of directors shall be no less than five but no more than seven, not including at least two external directors. The general meeting is entitled, at any time and from time to time, in a resolution approved by a majority of 75% or more of the votes cast by those shareholders present and voting at the meeting in person, by proxy or by a voting instrument, not taking into consideration abstaining votes, to change the minimum and/or maximum number of directors as stated above as well as to amend the board classification under our Articles. For more information, please see “Item 6. Directors, Senior Management and Employees – C. Board Practices – Appointment of Directors and Terms of Office.”

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

Voting, Shareholders’ Meetings and Resolutions. Holders of ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, or who has sent us a voting instrument indicating the way in which he is voting, who hold or represent, in the aggregate, at least 25% of the voting rights of our outstanding share capital. A meeting adjourned for lack of a quorum is adjourned to the following day at the same time and place or any time and place as prescribed by the board of directors in notice to the shareholders. At the reconvened meeting one shareholder at least, present in person or by proxy constitutes a quorum except where such meeting was called at the demand of shareholders. With the agreement of a meeting at which a quorum is present, the chairman may, and on the demand of the meeting he must, adjourn the meeting from time to time and from place to place, as the meeting resolves. Annual general meetings of shareholders are held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. The board of directors may call special general meetings of shareholders. The Israeli Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, whichever is the lower, or by shareholders holding at least 5% of our issued share capital and at least 1% of the voting rights, or of shareholders holding at least 5% of our voting rights.

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

As of February 22, 2015, following the additional capital raisings by us, the anti-dilution protection described above expired.

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

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

As of January 1, 2014 and thereafter, the Israeli corporate tax rate applicable to Israeli resident companies is 26.5%.

Taxation of Shareholders

Capital Gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal. Inflationary Surplus is not subject to tax.

Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%.
Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income which is 26.5% in 2014 and thereafter for corporations, and a marginal tax rate of up to 50% in 2014 and thereafter for individuals, including a 2% excess tax (as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange and (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the income or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the Convention between the Government of the United States and the Government of the State of Israel with respect to Taxes on Income (the “U.S.- Israel Double Tax Treaty”) exempts a U.S. resident (for purposes of the treaty) from Israeli capital gain tax in connection with the sale of the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S-Israel Double Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

Payers of consideration for the Shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% or 26.5% of the consideration for individuals and corporations, respectively.

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

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12 month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the United States resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the United States resident in Israel.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli Consumer Price Index each year (NIS 811,560 for 2014, which is approximately $210,000)), will be subject to an additional tax at the rate of 2% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

U.S Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares and ADSs by U.S. Holders, as defined below. This summary addresses solely U.S. Holders who acquire ADSs pursuant to this offering and who hold Ordinary Shares or ADSs, as applicable, as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder or all tax considerations that may be relevant with respect to an investment in our Ordinary Shares or ADSs.

This summary does not address tax considerations applicable to a holder of our Ordinary Shares or ADSs that may be subject to special tax rules including, without limitation, the following:

•	dealers or traders in securities, currencies or notional principal contracts;
•	financial institutions;
•	insurance companies;
•	real estate investment trusts;
•	banks;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	traders that have elected mark-to-market accounting;
•	investors that hold Ordinary Shares or ADSs as part of a “straddle”, “hedge”, or “conversion transaction” with other investments;
•	regulated investment companies;
•	persons that actually or constructively own 10 percent or more of our voting shares;
•	persons that are treated as partnerships or other pass through entities for U.S. federal income purposes and persons who hold the Shares through partnerships or other pass through entities; and
•	persons whose functional currency is not the U.S. dollars.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local, or foreign tax consequences to a holder of our Ordinary Shares or ADSs.

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, and local and other tax consequences of an investment in Ordinary Shares or ADSs..

For purposes of this summary, a “U.S. Holder” means a beneficial owner of an Ordinary Share or ADS that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States.;
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust (1) if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal tax purposes holds Ordinary Shares or ADSs, the United States federal tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for U.S. federal tax purposes and persons holding Ordinary Shares or ADSs through such entities should consult their own tax advisors.

In general, if you hold ADSs, you will be treated as the holder of the underlying Ordinary Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, gain or loss generally will not be recognized if you exchange ADSs for the underlying Ordinary Shares represented by those ADSs.

Distributions

Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from such distribution (see “Israeli Tax Considerations”), actually or constructively received by a U.S. Holder with respect to our Ordinary Shares (or, in the case of ADSs, received by the depositary) will be taxable to the U.S. Holder as foreign source dividend income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The U.S. Holder will not be eligible for any dividends received deduction in respect of the dividends paid by us. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of the U.S. Holder’s adjusted tax basis in its Ordinary Shares or ADSs. Distributions in excess of such adjusted tax basis will generally be taxable to the U.S. Holder as capital gain from the sale or exchange of property as described below under “Sale or Other Disposition of Ordinary Shares or ADSs.” If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under the Code, certain dividends received by non-corporate U.S. Holders will be subject to a maximum federal income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a PFIC for the year in which the dividend is paid or for the preceding taxable year, and only with respect to Ordinary Shares or ADSs held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). As discussed below, however, we believe we may be a “passive foreign investment company” (see “Passive Foreign Investment Companies” below) for our current taxable year and future taxable years. Accordingly, dividends paid by us to individual U.S. Holders may not be eligible for the reduced income tax rate applicable to qualified dividends. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”), including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, any Israeli taxes withheld on dividends may be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular situation.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Companies” below, if a U.S. Holder sells or otherwise disposes of its Ordinary Shares or ADSs, gain or loss will be recognized for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted basis in the Ordinary Shares or ADSs. Such gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the holder had held the Ordinary Shares or ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition or our Ordinary Shares or ADSs will be U.S. source gain or loss for purposes of the foreign tax credit limitation. As discussed below in “Passive Foreign Investment Companies,” however, we may be a PFIC for our current taxable year and future taxable years. If we are a PFIC, any such gain will be subject to the PFIC rules, as discussed below, rather than being taxed as a capital gain.

If a U.S. Holder receives foreign currency upon a sale or exchange of Ordinary Shares or ADSs, gain or loss will be recognized in the manner described above under “Distributions.” However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any foreign currency gain or loss on such conversion.

As discussed above under the heading “Israeli Tax Considerations—Taxation of Shareholders,” a U.S. Holder who holds Ordinary Shares or ADSs through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized on a sale or other disposition of the Ordinary Shares or ADSs if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities or claim any allowable refunds or reductions. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on their net investment income, which would include dividends paid on the Ordinary Shares or ADSs and capital gains from the sale or other disposition of the Ordinary Shares or ADSs.

Passive Foreign Investment Companies

Based on the value and composition of our assets, we may be a PFIC for U.S. federal income tax purposes for our current taxable year and future taxable years. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income, or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, if a non-U.S. corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains, but generally excludes rents and royalties which are derived in the active conduct of a trade or business and which are received from a person other than a related person.

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. Based on our retention of a significant amount of cash and cash equivalents, and depending on the market price of the ADSs, we may be a PFIC for the current taxable year and future taxable years.

If we are a PFIC for any year during which you hold the ADSs, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs you hold. If such election is made, you will be deemed to have sold the ADSs you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or realize any gain from a sale or other disposition of the ADSs:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs

•
the amount of excess distribution or gain allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, shall be included in gross income (as ordinary income) for the current tax year, and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital, even if you hold the ADSs as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own your proportionate share of any such lower-tier PFIC, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, you may incur liability for any “excess distribution” described above if we receive a distribution from such lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If you make a mark-to-market election for the ADSs, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except the lower applicable tax rate for qualified dividend income would not apply. If we cease to be a PFIC when you have a mark-to-market election in effect, gain or loss realized by you on the sale of the ADSs will be a capital gain or loss and taxed in the manner described above under “Sale or Other Disposition of Ordinary Shares or ADSs.”

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs have been approved for listing on The NASDAQ and, accordingly, provided the ADSs are regularly traded, if you are a holder of ADSs, the mark-to-market election would be available to you if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. A U.S. Holder should consult its own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Unless otherwise provided by the United States Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the United States Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, taking into account the uncertainty as to whether we are currently treated as or may become a PFIC.

YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE IMPACT OF OUR POTENTIAL PFIC STATUS ON YOUR INVESTMENT IN THE ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ADSs.

Backup Withholding and Information Reporting

Payments of dividends with respect to Ordinary Shares or ADSs and the proceeds from the sale, retirement, or other disposition of Ordinary Shares or ADSs made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 28%, if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares or ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under ‘‘Passive Foreign Investment Companies,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares or ADSs may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

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

(A)	Set forth below is a sensitivity test to possible changes in U.S. dollars/ NIS exchange rate as of December 31, 2014:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents	54	134	5,892	(134)	(54)
Bank deposits	-	-	17,129	-	-
Accounts receivable	2	4	3,074	(4)	(24)
Accounts payable and accrued expenses	(7)	(17)	(1,720)	17	7
Total loss	49	121		(121)	(49)

(B) As of the date of this Annual Report, our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2014, these deposits carry annual interest of 0.03%-1.00%. Under these low interest rates, reasonable changes in interest rates are expected have negligible impact on the fair value of these assets.

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

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Share holders must pay:		For:
$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)	●	Issuance of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property
	●	Cancellation of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per American Depositary Share	●	Any cash distribution to American Depositary Share holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of American Depositary Shares	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to American Depositary Share holders
$0.05 (or less) per American Depositary Shares per calendar year	●	Depositary services
Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	●	converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any American Depositary Share or share underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes
	●	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

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

Under the supervision and with the participation of our management, including our chief executive officer and Deputy CEO Finance and Operations, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)(2013).

Based on our assessment and this framework, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2014.

(c)           Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)           Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

	Year Ended December 31,
	2013	2014
Services Rendered	(U.S. dollars in thousands)
Audit (1)	99	122
Audit related services (2)	4	20
Tax (3)	-	24
Total	103	166

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related services relate to work regarding registration on Form F-3 and ongoing consultation.
(3)	Tax fees relate to tax compliance, planning and advice.

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

Under the Israeli Companies Law, shareholder approval is required for any transaction, including any grant of equity-based compensation, to a director or a controlling shareholder, but is not generally required to establish or amend an equity based compensation plan. Similarly, shareholder approval is required for a private placement that is deemed an “extraordinary private placement” or that involves a director or controlling shareholder. A “extraordinary private placement” is a private placement in which a company issues securities representing 20% or more of its voting rights prior to the issuance and the consideration received pursuant to such issuance is not comprised, in whole or in part, solely of cash or securities registered for trade on an exchange or which is not made pursuant to market conditions, and as a result of which the shareholdings of a 5% holder of the shares or voting rights of the company  increases or as a result of which a person will become a holder of 5% of the shares or voting rights of the company or a controlling shareholder after the issuance.

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

See Exhibit Index on page 111.

Glossary of Industry Terms

Certain standards and other terms specific to our industry that are used in this Annual Report are defined below:

5-HT3 receptor inhibitors - play a role in mediating nausea and vomiting, and as such, demonstrate anti-emetic efficacy.

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

MAA - Marketing Authorization Application – An MAA is the equivalent European Union (EU) process to the U.S. new drug application (NDA – see below) process. It is an application submitted by a drug sponsor seeking permission to bring a newly developed medicinal product to the market. An MAA may be filed with the European Medicines Agency (EMA) or one or more Member States, depending on the applicable and selected procedure: centralised, mutual recognition or decentralised.

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

Rizatripan™ - a serotonin 5-HT 1B/1D receptor agonist of the triptan class of drugs.

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

REDHILL BIOPHARMA LTD.
2014 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
REDHILL BIOPHARMA LTD.

We have audited the accompanying statements of financial position of RedHill Biopharma Ltd. (the "Company") as of December 31, 2014 and 2013 and the related statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2014.  These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013 and the results of its operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 25, 2015	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

REDHILL BIOPHARMA LTD.
STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
	Note	2014	2013	2012
		U.S. dollars in thousands
REVENUES:
Licensing revenue	18	7,000	-	-
Other revenue		14	12	16
TOTAL REVENUES		7,014	12	16
COST OF REVENUE		1,050	-	-
RESEARCH AND DEVELOPMENT EXPENSES, net	19	12,700	8,100	(6,455
GENERAL AND ADMINISTRATIVE EXPENSES	20	4,011	2,684	2,601
OTHER INCOME		100	-	-
OPERATING LOSS		10,647	10,772	9,040
FINANCIAL INCOME		319	158	197
FINANCIAL EXPENSES		383	14	1,483
FINANCIAL INCOME (EXPENSES), net	21	64	144	1,286
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		10,711	10,628	10,326
LOSS PER ORDINARY SHARE (U.S. dollars):	22
Basic		0.12	0.17	0.20
Diluted		0.13	0.17	0.20

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.
STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2014	2013
		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	5,892	11,851
Bank deposits	5	17,053	19
Financial assets at fair value through profit or loss	6	-	243
Prepaid expenses and receivables	7	3,074	488
		26,019	12,601
NON-CURRENT ASSETS:
Bank deposits		76	81
Fixed assets	8	146	103
Intangible assets	9	2,615	1,555
		2,837	1,739
TOTAL ASSETS		28,856	14,340

CURRENT LIABILITIES:
Accounts payable and accrued expenses	11	1,720	2,415

NON-CURRENT LIABILITIES:
Derivative financial instruments	16	2,125	-
TOTAL LIABILITIES		3,845	2,415

COMMITMENTS	13

EQUITY:	15
Ordinary shares		240	174
Additional paid-in capital		65,461	43,144
Warrants		1,528	1,867
Accumulated deficit		(42,218)	(33,260)
TOTAL EQUITY		25,011	11,925

TOTAL LIABILITIES AND EQUITY		28,856	14,340

The accompanying notes are an integral part of these financial statements.

(Continued) - 1
REDHILL BIOPHARMA LTD.
STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Ordinary shares to be issued	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2012	142	-	31,168	2,686	(15,209)	18,787
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012:
Comprehensive loss	-	-	-	-	(10,326)	(10,326)
Exercise of options into ordinary shares	1	-	301	-	-	302
Cash receipt on account of ordinary shares and warrants	-	5,661	-	587		6,248
Settlement of the royalty obligations, see note 12	-	2,359	-	-	-	2,359
Share-based compensation to employees and service providers	-	-	-	-	1,648	1,648
BALANCE AT DECEMBER 31, 2012	143	8,020	31,469	3,273	(23,887)	19, 018
CHANGES DURING THE YEAR ENDED
DECEMBER 31, 2013:
Comprehensive loss	-	-	-	-	(10,628)	(10,628)
Exercise of warrants and options into ordinary shares, net	7	-	3,311	(1,138)	-	2,180
Issuance of ordinary shares and warrants	24	(8,020)	8,087	9	-	100
Warrants expiration	-	-	277	(277)	-	-
Share-based compensation to employees and service providers	-	-	-	-	1,255	1,255
BALANCE AT DECEMBER 31, 2013	174	-	43,144	1,867	(33,260)	11,925

(Concluded) - 2
REDHILL BIOPHARMA LTD.
STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2014	174	43,144	1,867	(33,260)	11,925
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014:	-	-	-	(10,711)	(10,711)
Comprehensive loss
Exercise of warrants and options into ordinary shares, net	11	5,696	(702)	-	5,005
Issuance of ordinary shares and warrants, see notes 15a(4) and 15a(5)	55	15,927	1,057	-	17,039
Warrants expiration	-	694	(694)	-	-
Share-based compensation to employees and service providers	-	-	-	1,753	1,753
BALANCE AT DECEMBER 31, 2014	240	65,461	1,528	(42,218)	25,011

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.
STATEMENTS OF CASH FLOWS

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss	(10,711)	(10,628)	(10,326)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	1,753	1,255	1,648
Fair value gain on derivative financial instruments	(200)	-	-
Depreciation	27	24	24
Cost of out-licensing of intangible assets	50
Fair value gains on financial assets at fair value through profit or loss	-	(54)	(57)
Revaluation of bank deposits	(29)	(16)	(4)
Accretion and settlement of royalty obligations to investors	-	-	1,473
Exchange differences in respect of cash and cash equivalents	237	(64)	(12)
Changes in assets and liability items:
Increase in prepaid expenses and receivables	(2,586)	(290)	(109)
Increase (decrease) in accounts payable and accrued expenses	(770)	1,337	568
Net cash used in operating activities	(12,229)	(8,436)	(6,795)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(70)	(14)	(8)
Purchase of intangible assets	(1,035)	(210)	(100)
Changes in investment in current bank deposits	(7,000)	477	2,529
Investment in non-current bank deposits	(10,000)	-	-
Purchase of financial assets at fair value through profit or loss	-	-	(1,032)
Proceeds from sale of financial assets at fair value through profit or loss	243	876	1,588
Net cash provided by (used in) investing activities	(17,862)	1,129	2,977
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, warrants and derivative financial instruments, net	19,364	100	6,248
Exercise of warrants and options into shares, net of expenses	5,005	2,180	302
Net cash provided by financing activities	24,369	2,280	6,550
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,722)	(5,027)	2,732
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(237)	64	12
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,851	16,814	14,070
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	5,892	11,851	16,814
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	118	30	126
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Settlement of the royalty obligations	-	-	2,359
Purchase of intangible assets	75	-	-

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	General

RedHill Biopharma Ltd. (the "Company") was incorporated in Israel on August 3, 2009 and is active in the pharmaceutical industry. The Company is focused primarily on the development and acquisition of late clinical-stage, proprietary drug candidates for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers (the "Drug Candidates"). Additionally, the Company's strategy is to commercialize these Drug Candidates, possibly through cooperation with other pharmaceutical and biotechnology companies, and to acquire rights to additional drug candidates.

In February 2011, the Company listed its securities on the Tel-Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since then. Since December 2012, the Company's American Depositary Shares (“ADSs”) have been listed on the NASDAQ Capital Market (“NASDAQ”).

The Company's registered address is at 21 Ha'arba'a St, Tel-Aviv, Israel.

The Company is engaged in the research and development of most of its therapeutic candidates and to date has out-licensed only one of its therapeutic candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. Through December 31, 2014, the Company has an accumulated deficit and its activities have been funded through public and private offerings of the Company's securities.

The Company plans to further fund its future operations through commercialization of its therapeutic candidates, out-licensing certain programs and raising additional capital. The Company's current cash resources are not sufficient to complete the research and development of all of the Company's therapeutic candidates. Management expects that the Company will incur more losses as it continues to focus its resources on advancing its therapeutic candidates based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months. See subsequent event note 24 for capital raised in February 2015.

If the Company is unable to commercialize or further out-license its remaining therapeutic candidates or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research, development programs or commercialization related to the therapeutic candidates, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

b.	Approval of financial statements

These financial statements were approved by the Board of Directors on February 25, 2015.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis for presentation of the financial statements

The financial statements of the Company as of December 31, 2014 and 2013 and for each of the three years in the period ended on December 31, 2014 have been prepared in accordance with International Financial Reporting Standards, ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The significant accounting policies described below have been applied consistently in relation to all the periods presented, unless otherwise stated.

The financial statements have been prepared under the historical cost convention, subject to adjustments in respect of revaluation of financial assets and financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3. Actual results could differ significantly from those estimates and assumptions.

b.	Translation of foreign currency balances and transactions:

1)	Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company operates (the “Functional Currency”). The financial statements are presented in U.S. dollars ("$"), which is the Company’s functional and presentation currency.

2)	Transactions and balances

Foreign currency transactions in currencies different from the Functional Currency (hereafter foreign currency, mostly New Israeli Shekels ("NIS")) are translated into the Functional Currency using the exchange rates at the dates of the transactions.  Foreign exchange differences resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recorded to the statement of comprehensive loss among financing income or expenses.

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
The assets’ residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at least once a year.

e.	Research and development:

1)
Research and development assets acquired by the Company, the development of which has not been completed yet, are stated at cost and are not amortized; these assets are tested for impairment once a year. At the time these assets will be available for use, they will be amortized by the straight line method over their useful lives.

2)	Research expenses are charged to profit or loss as incurred. An intangible asset arising from development of the Company's Drug Candidates is recognized if all of the following conditions are met:
•	It is technically feasible to complete the intangible assets so that it will be available for use;
•	Management intends to complete the intangible asset and use it or sell it;
•	There is an ability to use or sell the intangible asset;
•	It can be demonstrated how the intangible asset will generate probable future economic benefits;
•
Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available and costs associated with the intangible asset during development can be measured reliably.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Other development costs that do not meet the above criteria are recognized as expenses as incurred.  Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

As of December 31, 2014 and 2013, the Company has not yet capitalized development costs.

3)
Amounts paid to purchase intellectual property of Drug Candidates are capitalized and carried as intangible assets. Amounts due for future payment based on contractual agreements will be accrued upon reaching the relevant milestones.

4)	Research and development costs for the performance of clinical trials and manufacturing by subcontractors are recognized as incurred.

f.	Impairment of non-financial assets

Depreciable assets are tested for impairment if any events have occurred or changes in circumstances have taken place which might indicate that their carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Nonfinancial assets that were subject to impairment are reviewed for possible reversal of the impairment recognized in respect thereof at each date of statement of financial position.

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

a)	Financial assets at fair value through profit or loss

This category includes financial assets that are managed and their performance is evaluated on a fair value basis, thus, upon their initial recognition, these assets are designated by management at fair value through profit or loss. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise, they are classified as noncurrent.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the statement of financial position date (for which they are classified as noncurrent assets). The loans and receivables of the Company are comprised of  prepaid expenses and receivables, cash and cash equivalents and bank deposits in the statement of financial position.

2)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to the Company or delivered by the Company. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss.

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

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

i.	Warrants

Receipts in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. Warrants that confer the right to net share settlement do not qualify for equity classification and are classified as liabilities (see j below).

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Derivative financial instruments

The derivative financial instruments of the Company represent warrants and Price Protection Rights issued to investors (see also i above and 15a(4)).

These derivative financial instruments are carried at fair value, with changes in their fair value recognized in profit or loss. The issuance costs of such instruments were directly charged to profit or loss.

k.	Share capital

The Company's ordinary shares are classified as the Company's share capital. Incremental costs directly attributed to issuance of new shares or warrants are presented under equity as a deduction from the proceeds of issuance.

l.	Employee benefits:

1)	Pension and retirement benefit obligations

In any matter related to payment of pension and severance pay to employees in Israel to be dismissed or to retire from the Company, the Company operates in accordance with labor laws.

Labor laws and agreements in Israel and the Company's practice require the Company to pay severance pay and/or pensions to employees in Israel dismissed or retiring from their employer in certain circumstances.

The Company has a severance pay plan in accordance with Section 14 of the Israeli Severance Pay Law with the plan handled as a defined contribution plan. According to the plan, the Company regularly makes payments to severance pay or pension funds without having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees in Israel the benefits relating to employee service in the current and prior periods. Contributions for severance pay or pension are recognized as employee benefit expenses when they are due commensurate with receipt of work services from the employee and no further provision is required in the financial statements.

2)	Vacation and recreation pay

Under Israeli law, each employee in Israel is entitled to vacation days and recreation pay, both computed on an annual basis.  The entitlement is based on the period of employment.  The Company records a liability and an expense for vacation and recreation pay based on the benefit accumulated by each employee.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Share-based payments

The Company operates a number of equity-settled, share-based compensation plans to employees (as defined in IFRS 2 "Share-Based Payments") and service providers. As part of the plans, the Company grants employees and service providers, from time to time and at its discretion, options to purchase Company shares. The fair value of the employee and service provider services received in exchange for the grant of the options is recognized as an expense in profit or loss and is carried to accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) is determined as follows:

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

n.	Revenue recognition

Revenue incurred in connection with the out-licensing of the Company’s intellectual property is recognized when all of the following criteria have been met as of the statement of financial position:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the intellectual property.
•	The Company does not retain either the continuing managerial involvement to the degree usually associated with ownership or the effective control over the intellectual property.
•	The amount of revenue can be measured reliably.
•	It is probable that the economic benefits associated with the transaction will flow to the Company.
•	The costs incurred or to be incurred in respect of the sale can be measured reliably.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Revenue from reaching additional milestones is recognized upon achievement of the specific milestone, in accordance with the relevant agreement.

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement.

o.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive loss on a straight-line basis over the period of the lease.

p.	Loss per ordinary share

The computation of basic loss per share is based on the Company's loss divided by the weighted average number of ordinary shares outstanding during the period.

In calculating the diluted loss per share, the Company adds to the average number of shares outstanding that was used to calculate the basic loss per share, the weighted average of the number of shares to be issued assuming, all shares that have a potentially dilutive effect have been exercised into shares.

q.	Deferred taxes

Deferred income tax is recognized, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset will be realized or the deferred income tax liability will be settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Since the Company is unable to assess whether it will have taxable income in the foreseeable future, no deferred tax assets were recorded in these financial statements.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Standards and interpretations to existing standards that are not yet in effect and have not been early adopted by the Company:

International Financial Reporting Standard No. 9 "Financial Instruments" (hereafter - IFRS 9)

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January, 2018. Early adoption is permitted. The Company is currently assessing the impact of IFRS 9.

International Financial Reporting Standard No. 15 “Revenue from Contracts with Customers" (hereafter - IFRS 15)

IFRS 15 amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Company is currently assessing the impact of adopting IFRS 15.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes judgments and estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The material judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year are in respect of impairment of intangible assets.

The Company reviews once a year or when indications of impairment are present. Whether research and development assets are impaired, see also note 2f.

The Company makes judgments to determine whether indications are present that require reviewing impairment of these intangible assets.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amounts of cash generating units are based on the Company's estimates as to the development of the Drug Candidates, changes in market scope, market competition and timetables for regulatory approvals.

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

a.	Financial risk management:

1)	Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit and interest risks, and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is performed by the Deputy Chief Executive Officer, Finance and Operations of the Company, who identifies and evaluates financial risks in close cooperation with the Company's Chief Executive Officer.

The Company’s finance department is responsible for carrying out risk management activities in accordance with policies approved by its Board of Directors. The Board of Directors provides guidelines for overall risk management, as well as policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments, and investment of excess cash. In order to minimize the risk exposure to market risk and credit risk, the Company invested the majority of its cash balances in highly-rated bank deposits with maturities of less than one year.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

(a)	Market risks

Foreign exchange risk: the Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investment of some liquidity in currencies other than the U.S. dollar (i.e. the Functional Currency, reporting and presentation currency of the Company). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the Functional Currency of the Company been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized an additional expense of $125,000, $96,000, and $74,000 in profit or loss for the years ended, December 31, 2014, 2013 and 2012, respectively.

Price risk: the Company is sometimes exposed to equity securities price risk because of investments held by the Company and classified on the statement of financial position as financial assets at fair value through profit or loss. To manage its price risk arising from investments in equity securities, the Company invests in marketable securities with high ratings and diversifies its investment portfolio.

Portfolio diversification is done based on risk level limits set by the Company.

(b)	Credit and interest risks

Credit and interest risks arise from cash and cash equivalents, deposits with banks, as well as accounts receivable. A substantial portion of liquid instruments of the Company are invested in short-term deposits in highly-rated banks. The Company estimates that since the liquid instruments are mainly invested for the short term and with highly-rated institutions, the credit and interest risks associated with these balances are immaterial.

(c)	Liquidity risk

Prudent liquidity risk management requires maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Management monitors rolling forecasts of the Company’s liquidity reserve (comprising of cash and cash equivalents, and deposits).  This is generally carried out based on the expected cash flows in accordance with practice and limits set by the management of the Company.

The Company has not yet generated significant revenue from the sale of its Drug Candidates or royalties; it is therefore exposed to liquidity risk, taking into consideration the forecasts of cash flows required to finance its investments and other activities.

As of December 31, 2014 and 2013, the Company's non-derivative financial liabilities include accounts payable and accrued expenses for a period of less than 1 year.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

2)	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. It should be indicated that the Company has not yet generated significant revenue from the sale of its Drug Candidates or from royalties.

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

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The following table presents Company assets and liabilities measured at fair value:

	Level 1	Level 2	Level 3	Total
	U.S. dollars in thousands
December 31, 2014 -
Liabilities -
Derivative financial instruments	-	-	2,125	2,125
December 31, 2013 -
Assets -
Financial assets at fair value through profit or loss	243	-	-	243

The following table presents the change in instruments measured at level 3 for the year ended December 31, 2014:

Derivative financial instruments
U.S. dollars in thousands
Proceeds received during the reported period	2,325
Amounts recognized in profit or loss	(200)
Balance at December 31, 2014	2,125

The fair value of the above-mentioned derivative financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

For more information regarding the derivatives that have been issued in 2014, see note 16.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

b.	Classification of financial instruments by groups:

	Assets at fair value through profit or loss	Loans and receivables	Total
	U.S. dollars in thousands

As of December 31, 2014:
Cash and cash equivalents	-	5,892	5,892
Bank deposits	-	17,129	17,129
Receivables (except prepaid expenses)	-	2904	2,904
	-	25,925	25,925
As of December 31, 2013:
Cash and cash equivalents	-	11,851	11,851
Bank deposits	-	100	100
Financial assets at fair value through profit or loss	243	-	243
Receivables (except prepaid expenses)	-	427	427
	243	12,378	12,621

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands

As of December 31, 2014:
Accounts payable and accrued expenses	-	1,720	1,720
Derivative financial instruments	2,125	-	2,125
	2,125	1,720	3,845

As of December 31, 2013 -
accounts payable and accrued expenses	-	2,415	2,415

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

c.	Composition of financial instruments by currency:

	U.S. Dollar	Other currencies (mainly NIS)	Total
	U.S. dollars in thousands
As of December 31, 2014:
Assets:
Cash and cash equivalents	2,165	3,727	5,892
Bank deposits	17,036	93	17,129
Receivables (except prepaid expenses)	2,827	77	2,904
	22,028	3,897	25,925
Liabilities:
Accounts payable and accrued expenses	1,385	335	1,720
Derivative financial instruments	2,125	-	2,125
	3,510	335	3,845
	18,518	3,562	22,080

As of December 31, 2013:
Assets:
Cash and cash equivalents	9,712	2,139	11,851
Bank deposits	-	100	100
Financial assets at fair value through profit or loss	-	243	243
Receivables (except prepaid expenses)	365	62	427
	10,077	2,544	12,621
Liabilities:
Accounts payable and accrued expenses	2,143	272	2,415
	7,934	2,272	10,206

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 5 - CASH AND CASH EQUIVALENTS AND BANK DEPOSITS:

a.	Cash and Cash Equivalents:

	December 31
	2014	2013
	U.S. dollars in thousands
Cash in bank	4,590	7,711
Short-term bank deposits	1,302	4,140
	5,892	11,851

The carrying amounts of the cash and cash equivalents approximate their fair values.

b.	Bank Deposits

The bank deposits include deposits invested for terms of three months to one year and current maturities of deposit invested for term of 15 months. The bank deposits bear interest at annual rates of between 0.55% - 1.00%.

NOTE 6 - FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:

These financial assets as of December 31, 2013 represented a portfolio of Israeli, NIS-denominated marketable securities, which was managed and valued by the Company based on the fair value of all portfolio securities.

Taking into consideration the manner of management of the portfolio and the evaluation of its performances, the Company classified the entire investment in marketable securities as financial assets at fair value through profit or loss. The fair value of the securities was based on their exchange market price at the end of the reporting date trading day.

NOTE 7 - PREPAID EXPENSES AND RECEIVABLES:

	December 31
	2014	2013
	U.S. dollars in thousands
Advances to suppliers	1,840	-
Discount from Service Provider - see note 19b	987	363
Prepaid expenses	170	61
Government institutions	77	62
Other	-	2
	3,074	488

The fair value of receivables, which constitute financial assets, approximates their carrying amount.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 - FIXED ASSETS:

The composition of assets and accumulated depreciation, grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2014	2013	2014	2013	2014	2013
	U.S. dollars in thousands
Office furniture and equipment (including computers)	137	84	51	36	86	48
Leasehold improvements	99	82	39	27	60	55
	236	166	90	63	146	103

NOTE 9 - INTANGIBLE ASSETS:

The intangible assets represent R&D assets with respect to intellectual property rights of the Drug Candidates purchased by the Company under licensing agreements or under asset acquisition agreements. The changes in those assets are as follows:

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
Cost:
Balance at beginning of year	1,555	1,345	1,245
Additions during the year	1,110	210	100
Cost of out-licensing	(50)
Balance at end of year	2,615	1,555	1,345

For further details, see note 13.

As of December 31, 2014 the Company did not record impairment of these intangible assets.

NOTE 10 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Labor laws and agreements in Israel require the Company to pay severance pay and/or pensions to an employee dismissed or retiring from their employment in certain circumstances.

b.
The Company's pension liability and the Company's liability for payment of severance pay for employees in Israel for whom the liability is within the scope of Section 14 of the Severance Pay Law is covered by ongoing deposits with defined contribution plans. The amounts deposited are not included in the statements of financial position.

The amounts charged as an expense in respect of defined contribution plans in 2014, 2013 and 2012 were $88,000, $62,000 and $58,000, respectively. Of those amounts, approximately half were charged to general and administrative expenses and half to research and development expenses.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

	December 31
	2014	2013
	U.S. dollars in thousands
Trade payables	66	884
Expenses payable	1,334	1,263
Employees and employees institutions	261	203
Government institutions	59	65
	1,720	2,415

The fair value of the accounts payable and accrued expense balances approximates their carrying amounts.

NOTE 12 - ROYALTY OBLIGATIONS TO INVESTORS:

As part of the mandatory convertible loan agreements with investors from August 2010, the investors were entitled to royalties equal to 5% of future revenue from two therapeutic candidates purchased by the Company.

On December 26, 2012, a General Shareholders Meeting of the Company approved the acquisition and settlement of the royalty rights granted to the investors in exchange for the issuance of an aggregate of 2,317,186 Company ordinary shares.

On the date of the approval, the Company was relieved of its royalty obligations and the associated liability was derecognized. The fair value of the shares to be issued was approximately $2.4 million. The excess between the fair value of the shares over the amortized cost of the liability as of the approval date was recorded on the statement of comprehensive loss under financial expenses. The shares were issued on January 10, 2013.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - COMMITMENTS:

a.	Agreements to purchase intellectual property:

1)
On November 18, 2009, the Company entered into an agreement with a Danish company to provide the Company with the exclusive rights to a drug candidate intended to treat congestive heart failure, left atrium dysfunction and high blood pressure. According to the agreement, the Company paid the Danish company an initial amount of $100,000, and undertook to transfer to the Danish company additional amounts of up to $700,000 based on achieving regulatory milestones as agreed between the parties. Under the agreement, the Company agreed to pay the Danish company royalties at 30% of the Company's revenues generated by the drug candidate, less specified amounts incurred in the 12 years from the date marketing begins, or until the patent expires, whichever is the earliest in each country where the drug candidate will be marketed.  Through December 31, 2014, the Company paid the Danish company the initial amount of $100,000.

2)
On May 2, 2010, the Company entered into an agreement with a U.S. publically-traded company that grants the Company an exclusive license to use rights relating to a drug candidate intended to treat chemotherapy and radiotherapy-induced nausea and vomiting. Under the agreement, the Company paid the U.S. company an initial amount of $100,000, and undertook to pay the U.S. company an amount of up to $500,000, based on regulatory milestones set between the parties. Under the agreement, the Company agreed to pay the U.S. company royalties equal to 8% of Company revenues generated from the drug candidate, less certain amounts as detailed in the agreement, during a period which is the shorter of: (1) expiry of the last patent granted under the license; (2) ten years from the beginning of marketing the drug candidate by the Company or any third party; and (3) the date in which the amount of all payments to the U.S. company reach $30 million. Through December 31, 2014, the Company paid the U.S. company the initial amount of $100,000.

In 2013, the U.S. company announced that it had ceased business operations. Under the terms of the license agreement, the Company has the protection afforded to the licensee under the United States Bankruptcy Code.

On March 7, 2014, the Company entered into a licensing agreement with a U.S. university to secure certain patent rights related to the drug candidate. The Company therefore terminated the agreement with the U.S. company and licensed the patents directly from the U.S. university, the original owner of the patents. Under the agreement, the Company agreed to pay the U.S. university certain future payments.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - COMMITMENTS (continued):

3)
On August 26, 2010, the Company entered into an agreement with a Canadian-based company which is traded in the U.S. and Canada, to co-develop a drug candidate for the treatment of migraines. Under the agreement, the Company paid the Canadian company an initial amount of $500,000 on the date of signing the agreement, and undertook under the agreement to transfer additional amounts of up to $800,000 based on achieving milestones as agreed between the parties. In addition, the Company undertook to participate in additional drug candidate research and development costs.

Under the agreement, the Company will pay a 60% royalty to the Canadian company for the first $2 million in revenue. For revenues beyond the $2 million, the Company will pay royalties at 20% - 40% of the Company's revenue from the drug candidate. The agreement is for an indefinite period and is subject to certain termination conditions.

Through December 31, 2014, the Company paid the Canadian company for the license of the drug candidate under the agreement a total of approximately $800,000. In addition, through December 31, 2014, the Company participated in the drug candidate research and development costs in the amount of approximately $1.3 million that was recorded in the statements of comprehensive loss under research and development expenses.

4)
On August 11, 2010, the Company entered into an agreement with an Australian company in an asset purchase agreement to acquire intellectual property of the Australian company relating to three therapeutic candidates for the treatment of gastrointestinal conditions.  Pursuant to the purchase agreement, the Company paid the Australian company an initial amount of $500,000 and undertook to pay future payments in the range of 7% - 20% of the Company revenues generated from the drug candidates. Through December 31, 2014, the Company paid the Australian company a total of $1.5 million. See also note 18 in connection with the license agreement for one of the Drug Candidates.

5)
On September 18, 2011, the Company entered into an agreement with a U.S. academic institution (hereinafter – "the Academic Institution") to acquire exclusive rights to a diagnostic test (hereinafter – the "Test") for certain bacteria relatively prevalent among patients of a certain condition of the gastrointestinal tract.

Under the agreement, in addition to an initial payment of $45,000, the Company undertook  to pay the Academic Institution royalties in the range of 7% - 20% of the amount received by the Company from revenues resulting from rights to the Test and other potential payments in immaterial amounts. Through December 31, 2014, the Company paid the Academic Institution a total amount of $70,000.

The acquisition of rights was intended to allow the Company to screen patients for clinical trials and, in the future, may be used commercially, if and when approved for marketing, in combination with treatment with one of the drug candidates that was purchased from the Australian company.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - COMMITMENTS (continued):

6)
On June 30, 2014, the Company entered into an agreement with a German publicly-traded company that grants the Company the exclusive worldwide (excluding China, Hong Kong, Taiwan and Macao) development and commercialization rights for all indications to an oncology drug candidate. Under the terms of the agreement, the Company paid to the German company an upfront payment in the amount of $1 million and agreed to pay the German company potential tiered royalties on net revenues, ranging from mid-teens up to 30%. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2014, the Company paid the German company the initial amount of $1 million.

7)
On August 13, 2014, the Company entered into a binding exclusive option agreement with a private German company. Under the terms of the agreement, the Company has an option to acquire the worldwide exclusive rights of an oncology drug candidate for all indications (excluding pancreatic cancer indication in South Korea). The option is for one year period, which may be extended by the Company under certain agreed terms for an additional year. During the option period, the Company may, at its discretion, conduct development activities with the drug candidate. The total payment, for both the option and the acquisition of the rights, should the Company elect to exercise the option, will be $100,000, as well as potential milestone payments and tiered royalties on net revenues, ranging from single-digit to mid-teens. Through December 31, 2014, the Company paid an amount of $20,000 in consideration of the option period for the first year. If the Company will exercise the option, such amount will be fully deducted from the up-front payment of $100,000, as described above.

b.	Operating lease agreement

The Company entered into an operating lease agreement for the offices it uses. The agreement will expire on January 31, 2017 (hereafter “Date of End of the Rental Period”) with an option to extend the rental period by an additional 3 years. The projected rental payments until the Date of End of the Rental Period, at rates in effect as of December 31, 2014, are $195,000 per year.

As of December 31, 2014, an amount of $76,000 was deposited with a bank to secure the lease payments.

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

c.	Carryforward losses

The balance of carryforward losses as of December 31, 2014 is $25 million. These tax carry- forward losses have no expiration date.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected. The Company has not created deferred taxes on its carryforward losses since their utilization is not expected in the foreseeable future.

d.	Deductible temporary differences

The amount of cumulative deductible temporary differences, other than carryforward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the statement of financial position as of December 31, 2014 and 2013, were $13 million and $8 million, respectively. These temporary differences have no expiration dates.

e.	Tax assessments

The Company has not been assessed for tax purposes since its incorporation. The Company's tax assessments for the 2009 tax year are considered to be final.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 - EQUITY:

a.	Share capital:

1)	Composition

Company share capital is composed of ordinary shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31
	2014	2013
	In thousands
Authorized	200,000	200,000
Issued and paid	87,884	64,400

The Company’s ordinary shares are traded on the TASE and the Company’s ADSs are traded on the NASDAQ under the symbols “RDHL.” Each ADS represents 10 ordinary shares. The last reported market price for the Company’s securities on December 31, 2014 was $13.33 per ADS on the NASDAQ and $1.38 per share on the TASE (based on the exchange rate reported by the Bank of Israel for such date).

2)	Exercise of warrants

During 2013, the Company received notifications on the exercise of warrants that had been granted to investors as part of conversion of mandatory convertible loans. Accordingly in 2013, the Company issued 2,550,865 ordinary shares for $2.2 million, net of direct issuance costs. The remaining 629,995 unexercised warrants expired in 2013 along with any right or claim whatsoever of the holder.

Through February 2014 the Company received notifications with respect to the exercise of the warrants (Series 1) that had been issued as part of a public offering on the TASE, for an exercise price per ordinary share of $1.25. Accordingly, in February 2014, the Company issued 3,246,082 ordinary shares for $4.1 million, net of issuance costs. The remaining 3,905,068 unexercised warrants (Series 1) expired in February 2014 along with any right or claim whatsoever of the holders.

During 2014, the Company received notifications of exercise with respect to the warrants that had been granted to investors under investment agreement from December 2012. Accordingly, the Company issued 682,200 ordinary shares for $964,000, net of issuance costs. On January 10, 2015, the remaining 2,558,440 unexercised warrants expired along with any right or claim whatsoever of the holders.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 - EQUITY (continued):

3)	Exercise of options

During 2013, the Company received notifications of exercise with respect to options that had been issued to a consultant in August 2010 and in February 2011. Accordingly, the Company issued 60,000 ordinary shares for $13,000.

During 2014, the Company received notifications of exercise with respect to options that had been issued to an employee and a consultant of the company. Accordingly, the Company issued 150,000 ordinary shares for $55,000.

4)	In January 2014, the Company raised an aggregate gross amount of $8.5 million from two new investors in the form of private placements of ADSs and warrants.

The Company issued a total of 894,740 ADSs and warrants to purchase 357,896 ADSs at a purchase price of $9.5 per unit of one ADS and 0.4 warrants (the “Unit”). In addition, the agreements with the investors provided that if the Company issues new securities at a price per unit which is less than $9.5 (such lower price, the "Subsequent Offering Price"), the Company was to issue to the investors a number of additional ADSs as necessary to reduce the effective price per Unit to equal the Subsequent Offering Price (“Price Protection Right”). If ordinary shares and/or ADSs were offered with any other rights, the Subsequent Offering Price was to be calculated for each unit in such offering, consisting of one ordinary share (or ADS) plus the number of other rights per share in such offering.

The Price Protection Right applied until the Company raises a certain threshold of capital. The threshold of capital was $28 million in the agreement with the first investor and $25.5 million in the agreement with the second investor, who invested $2.5 million and signed one day later. As of February 18, 2015, following additional capital raisings by the Company of $11.7 million (see (5) below) and $14.4 million (see note 24), the Price Protection Rights expired.

The warrants were classified as a financial liability due to a net settlement provision. In addition, the Price Protection Right represents a derivative financial instrument. These derivatives were recognized and subsequently measured at fair value through profit or loss. The gross consideration in respect of this investment amounted to $8.5 million. The issuance expenses amounted to approximately $372,000. The consideration, net of issue expenses, in the amount of approximately $8.1 million, was allocated to the various issued instruments. Out of the gross consideration, amounts of $279,000 and $2.05 million were allocated to the Price Protection Right and warrants, respectively. The remainder of approximately $6.2 million was allocated to ADSs. Issuance expenses in amount of $372,000 were allocated both to the liability instruments and to the equity component. Expenses allocated to the liability instruments, in amount of $102,000, were carried directly to the statement of comprehensive loss, and expenses in the amount of $270,000 allocated to the equity component were carried against share premium.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 - EQUITY (continued):

For information regarding the terms of the warrants, see note 16a below.

5)
In January 2014, the Company raised an aggregate gross amount of $11.7 million from Israeli investors in the form of a private placement. The Company issued a total of 10,458,740 ordinary shares and warrants to purchase an additional 4,183,496 ordinary shares. The net proceeds were allocated to the issued shares and warrants, based on the fair value of each of these instruments that were recognized as equity. Issuance expenses in amount of $526,000 were allocated to equity components.

For information regarding the term of the warrants, see b. below.

b.	Warrants

The warrants issued under the investment agreement, as described in a(5) above, are exercisable into 4,183,496 ordinary shares, which have a three-year term and are exercisable at an exercise price of $1.4 per ordinary share.

NOTE 16 - DERIVATIVE FINANCIAL INSTRUMENTS:

a.	Warrants

The warrants issued under the investment agreement, as described in note 15a(4) above, were classified as a financial liability due to a net settlement provision. These warrants are exercisable into 357,896 ADSs. The warrants have a three-year term and may be exercised either for cash or on a cashless basis at an exercise price of $11 per ADS.

b.	Price Protection Right

For information regarding the Price Protection Right, see note 15a(4) above.

c.	Fair value

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the Price Protection Right is computed using a common valuation model, which takes into account specific scenarios. The fair value of the warrants and the Price Protection Right upon issuance was computed based on the price of an ordinary share and based on the following key parameters: risk-free interest rate of 0.13% - 0.87% and an average standard deviation of 33.38% - 53.33%. The  values of the warrants and Price Protection Right as of December 31, 2014, are based on the price of an ordinary share on December 31, 2014 and based on the following key parameters: risk-free interest rate of 0.12% - 0.7% and an average standard deviation of 44.92% - 61.70%.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 - SHARE-BASED PAYMENTS:

On May 30, 2010, a general meeting of shareholders approved the option plan of the Company for 2010 (the "Option Plan"), after being approved by the Board of Directors. It was resolved in 2010 and 2011 to increase the Option Plan to allow the Company to allocate 22,080,000 options to employees and directors. The terms and conditions of the grants were determined by the Board of Directors and are according to the Option Plan.

a.	Following is information on options granted in 2014:

	Number of options granted
	According to option plan of the company			Exercise price to 1 ordinary share ($)	The fair value of options on date of grant in $U.S. thousands (2)
Date of grant	Other than directors (1)	To directors (1)	Total
March 2014	1,830,016	-	1,830,016	1.48	1,260
April 2014	-	*1,760,000	1,760,000	1.48	1,203
May 2014	150,000	-	150,000	1.48	100
	1,980,016	*1,760,000	3,740,016		2,563

* The options were allocated to officers who also serve as directors.

1)
Each option is exercisable into one ordinary share at an exercise price of $1.48 per share. The options will vest as follows: for employees and consultants of the Company who had provided services to the Company for a period exceeding one year as of the date of grant, the options will vest in 16 equal quarterly installments over a four-year period. For employees and consultants of the Company who provided services to the Company for a period of less than one year as of the date of grant, the options will vest as follows: 1/4 of the options will vest one year following the grant date, and the rest over the following three years in 12 equal quarterly installments.

2)
The fair value of all options on the date of grant was $2.56 million. The fair value of the options was computed using the binominal model and underlying data used was mainly the following: price of the Company's ordinary share: $1.43 - $1.44, expected volatility: 51.6% - 52.3%, risk-free interest rate: 2.25% - 2.31% and expected useful life exercise: seven years.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 - SHARE-BASED PAYMENTS (continued):

b.	Following is information on options granted in 2013:

	Number of options granted
	According to option plan of the company			Exercise price to 1 ordinary share ($)	The fair value of options on date of grant in $U.S. thousands (2)
Date of grant	Other than directors (1)	To directors (1)	Total
May 2013	1,930,000	-	1,930,000	1.12	1,104
July 2013	* 550,000	300,000	850,000	1.12	445
	2,480,000	300,000	2,780,000		1,549

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

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 - SHARE-BASED PAYMENTS (continued):

c.	Changes in the number of shares and weighted averages of exercise prices are as follows:

	Year ended December 31
	2014		2013
	Number of options	Weighted average of exercise price	Number of options	Weighted average of exercise price
Outstanding at beginning of year	14,735,000	0.60	12,015,000	0.47
Exercised	(150,000)		(60,000)
Granted	3,740,016	1.48	2,780,000	1.12
Outstanding at end of year	18,325,016	0.78	14,735,000	0.60
Exercisable at end of year	14,152,921	0.60	11,596,667	0.49

d.	The following is information about exercise price and remaining useful life of outstanding options at year-end:

December 31, 2014			December 31, 2013
Number of options outstanding at end of year	Exercise price range	Weighted average of remaining useful life	Number of options outstanding at end of year	Exercise price range	Weighted average of remaining useful life
18,325,016	0.17-1.48	4.13	14,735,000	0.17-1.12	4.58

e.	Expenses recognized in profit or loss for the options are as follows:

Year ended December 31
2014	2013	2012
U.S. dollars in thousands
1,753	1,255	1,648

The remaining compensation expenses as of December 31, 2014 are $1.73 million and will be expensed in full by April 2018.

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

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 18 - REVENUES:

On February 27, 2014, the Company entered into an exclusive agreement by which Salix Pharmaceuticals, Inc. ("Salix") licensed the worldwide exclusive rights to one of the Company's therapeutic candidates, an encapsulated formulation for bowel preparation, and rights to other purgative developments. Under the license agreement, Salix paid an upfront payment of $7 million with subsequent potential milestone payments up to a total of $5 million. Salix has also agreed to pay the Company tiered royalties on net sales, ranging from low single-digit up to low double-digits. As there was no continuing managerial involvement of the Company under the agreement with Salix to develop any product based on the license and related intellectual property granted to Salix, the upfront payment of $7 million was recognized in 2014 as revenue in the statement of comprehensive loss.

Following the agreement with Salix, and pursuant to the purchase agreement from August 11, 2010, between the Company and an Australian company from which it purchased the rights sold to Salix, the Company paid to the Australian company $1 million in 2014. The amount paid was recognized as cost of revenue in the statement of comprehensive loss.

NOTE 19 - RESEARCH AND DEVELOPMENT EXPENSES, net:

a.
	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
Payroll and related expenses	573	426	529
Professional services	1,685	1,272	933
Share-based payments	951	753	862
Clinical trials	9,187	6,019	3,620
Intellectual property development	556	233	240
Other	382	363	271
Discount from Service Provider, see b. below	(634)	(966)	-
	12,700	8,100	6,455

b.
In 2013 and 2014, the Company received notifications from its Canadian service provider ("Service Provider") that the Canadian authorities had successfully completed their review of the Service Provider's request for certain incentive cash benefits related to research and development activities provided by the Service Provider for the Company. Accordingly, the Company received a discount from the Service Provider for services provided by them.

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 20 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
Payroll and related expenses	943	754	517
Share-based payments	802	501	787
Professional services	1,662	997	879
Office related expenses	187	131	122
Other	417	301	296
	4,011	2,684	2,601

NOTE 21 - FINANCIAL EXPENSES (INCOME), net:

	Year ended December 31
	2014	2013	2012
	U.S dollars in thousands
Financial income:
Fair value gain on derivative financial instruments	200	-	-
Fair value gain on financial assets at fair value through profit or loss	-	54	57
Income from changes in exchange rates	-	74	21
Interest from securities and bank deposits	119	30	119
	319	158	197
Financial expenses:
Accretion and settlement of royalty obligations to investors	-	-	1,473
Loss from changes in exchange rates	361	-	-
Other	22	14	10
	383	14	1,483
Financial expenses (income) - net	64	(144)	1,286

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 22 - LOSS PER ORDINARY SHARE:

a.	Basic

The basic loss per share is calculated by dividing the loss by the weighted average number of ordinary shares in issue during the period.

Set forth below is data taken into account in the computation of loss per share:

	Year ended December 31
	2014	2013	2012
Loss (U.S. dollars in thousands)	10,711	10,628	10,326
Weighted average of ordinary shares outstanding during the period (in thousands)	86,610	62,379	52,595
Basic loss per share (U.S. dollars)	0.12	0.17	0.20

b.	Diluted

The diluted loss per share for the years ended December 31, 2012 and 2013 is identical to the basic loss per share since the effect of potential dilutive shares is anti-dilutive.

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares, which is calculated using the Treasury Method. The Company has two categories of dilutive potential ordinary shares: warrants issued to investors and options issued to employees and service providers. The effect of options issued to employees and service providers is anti-dilutive

	Year ended December 31
	2014	2013	2012
Loss (U.S. dollars in thousands)	10,711	10,628	10,326
Adjustment for financial income of warrants	463	-	-
Loss used to determine diluted loss per share	11,174	10,628	10,326
Weighted average number of ordinary shares outstanding during the period (in thousands)	86,610	62,379	52,595
Adjustment for - warrants	612	-	-
Weighted average number of ordinary shares for diluted loss per share (in thousands)	87,222	62,379	52,595
Diluted loss per share (U.S. dollars)	0.13	0.17	0.20

REDHILL BIOPHARMA LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 23 - RELATED PARTIES:

a.	Key management includes members of the Board of Directors, the Chief Executive Officer and Deputy Chief Executive Officer, Finance and Operations.

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
Key management compensation:
Salaries and other short-term employee benefits	628	555	373
Post-employment benefits	60	48	44
Share-based payments	726	515	974
Other long-term benefits	31	25	22

Transactions with key management -
Accretion and settlement of royalty Obligations to investors	-	-	637

b.	Balances with related parties:

	December 31
	2014	2013
	U.S. dollars in thousand
Current liabilities -
Credit balance in "accounts payable"	155	146

NOTE 24 - EVENTS SUBSEQUENT TO DECEMBER 31, 2014

In February 2015, the Company completed an underwritten public offering in the U.S. of an aggregate of 1.15 million ADSs at a price of $12.50 per ADS for gross proceeds to the Company of $14.4 million before underwriting discounts and commissions and other offering expenses. Net proceeds to the Company from the offering, following underwriting discounts and other offering expenses, were approximately $13.2 million.

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

4.1*
Co- Development and Commercialization Agreement, dated August 26, 2010, by and between the Registrant and IntelGenx Corp. (incorporated by reference to Exhibit 4.3 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.2
 Side Letter Agreement, dated January 31, 2013, by and between the Registrant and IntelGenx Corp (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.3*
Asset Purchase Agreement, dated August 11, 2010, by and between the Registrant and Giaconda Limited (RHB-104, 105, 106) (incorporated by reference to Exhibit 4.4 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.4 †	Amendment to Asset Purchase Agreement by and between the Registrant and Giaconda Limited (RHB-104, 105, 106) dated February 27, 2014.

4.5*
License Agreement, dated September 15, 2011, by and between the Registrant and University of Central Florida Research Foundation (incorporated by reference to Exhibit 4.5 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.6†	License Agreement, dated February 27, 2014, by and between the Registrant and Salix Pharmaceuticals, Inc.

4.7*
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

4.9*
Manufacturing Agreement, dated October 21, 2012, by and between 7810962 Canada Inc. and the Registrant (regarding RHB-104) (incorporated by reference to Exhibit 4.14 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.10†	Manufacturing Agreement Amendment 1, dated October 29, 2014, by and between 7810962 Canada Inc. and the Registrant (regarding RHB-104).

4.11†	Manufacturing Agreement, dated October 28, 2014, by and between Canadian Manufacturer and the Registrant (regarding RHB-104).

4.12*
Clinical Services Agreement, dated June 15, 2011, by and between RedHill and 7810962 Canada Inc. and amendment (regarding RHB-104) (incorporated by reference to Exhibit 4.15 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.13*
Second Amendment to Clinical Services Agreement, dated January 19, 2014, by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on July 7, 2014).

4.14†	Third Amendment to Clinical Services Agreement, dated December 7, 2014, by and between the Registrant and 7810962 Canada Inc.

4.15†	Fourth Amendment to Clinical Services Agreement, dated December 17, 2014, by and between the Registrant and 7810962 Canada Inc.

4.16†
Master Service Agreement and Extension to Master Service Agreement, dated July 5, 2011 and Manufacturing Agreement, dated July 5, 2011, by and between 7810962 Canada Inc. and the Registrant, as amended (regarding RHB-105).

4.17†	First Amendment to Manufacturing Agreement, dated August 17, 2011, by and between the Registrant and 7810962 Canada Inc. (regarding RHB-105)

4.18†	Second Amendment to Manufacturing Agreement, dated September 30, 2011, by and between the Registrant and 7810962 Canada Inc. (regarding RHB-105)

4.19†	Third Amendment to Manufacturing Agreement, dated April 19, 2012, by and between the Registrant and 7810962 Canada Inc. (regarding RHB-105)

4.20†	Clinical Services Agreement, dated October 29, 2012, by and between RedHill and Clinipace, Inc. and (regarding RHB-105).

4.21†	Amendment 1 to Attachment A-1, dated August 12, 2014, of the Clinical Services Agreement by and between RedHill and Clinipace, Inc. (regarding RHB-105).

4.22†	Clinical Trials Global Master Service Agreement, dated December 27, 2012 by and between the Registrant and Quest Diagnostics (regarding RHB-104).

4.23	Global Master Service Agreement amendment, dated June 20, 2014 by and between the Registrant and Quest Diagnostics (regarding RHB-104).

4.24†	Master Agreement Work Order, dated May 13, 2014, by and between the Registrant and Quest Diagnostics (regarding RHB-104).

4.25†
Change Specification Forms by and between Registrant and Quest Diagnostics (regarding RHB  104) dated August 9, 2013, October 14, 2013, October 21, 2013, December 23, 2013, March 30, 2014, July 7, 2014, July 14, 2014, and December 18, 2014.

4.26
Form of Letter of Exemption and Indemnity adopted on July 2013 (unofficial English translation) (incorporated by reference to Exhibit B to Exhibit 99.1 to Form 6-K disseminated with the Securities and Exchange Commission, dated June 26, 2013).

4.27	2010 Stock Option Plan, as amended.

4.28
Securities Purchase Agreement, dated December 30, 2013 by and between the Registrant and OrbiMed Israel Partners Limited Partnership (together with Form of Warrant attached as Exhibit A) (incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.29
Securities Purchase Agreement, dated December 31, 2013 by and between the Registrant and Broadfin Healthcare Master Fund, LTD (together with Form of Warrant attached as Exhibit A) (unofficial English translation). (incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.30
Form of Share Purchase Agreement, dated January 13, 2014 by and between the Registrant and each of the investors (together with Form of Warrant attached as Exhibit A) (unofficial English translation) (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.31
Underwriting Agreement, dated February 10, 2015, between the registrant and Wells Fargo Securities, LLC as representative of the several Underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K submitted to the Securities and Exchange Commission on February 13, 2015).

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

*	Confidential treatment granted with respect to certain portions of this Exhibit.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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

Date:  February 25, 2014