Form 20-F/A
period 2014-12-31
RedHill Biopharma Ltd.
filed 2015-09-10
CIK 1553846

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 127,029,294

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes   No ☐

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment”) to Annual Report on Form 20-F for the year ended December 31, 2014 (the “Original Form 20-F”) of RedHill Biopharma Ltd. (the "Company"), as originally filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2015 (the “Original Filing Date”), is being filed solely to amend Exhibits 4.10, 4.11, 4.16, 4.17, 4.18 and 4.19 (the “Exhibits”) filed with the Original Form 20-F. The Company had sought confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and 17 C.F.R. Section 200.80(b)(4), for portions of the Exhibits and, following correspondence with the Staff of the Commission’s Division of Corporate Finance (the “Staff”), is re-filing the Exhibits to address comments the Company received from the Staff in response to its request for confidential treatment.

The Exhibits filed herewith supersede the Exhibits filed with the Original Form 20-F. Except for the revised Exhibits, this Amendment does not reflect any events that may have occurred subsequent to the Original Filing Date and does not modify or update any disclosures made in the Original Form 20-F. Additionally, in connection with the filing of this Amendment, the Company is including new certifications of the Company’s Chief Executive Officer and Deputy Chief Executive Officer Finance and Operations pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350) as no financial statements are being filed with this Amendment.

EXHIBIT INDEX

The exhibits filed with or incorporated into this Registration Statement are listed in the index of exhibits below

Exhibit Number	Exhibit Description

1.1**	Articles of Association of the Registrant, as amended (unofficial English translation).

2.1	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on December 6, 2012).

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on December 6, 2012).

4.1*	Co- Development and Commercialization Agreement, dated August 26, 2010, by and between the Registrant and IntelGenx Corp. (incorporated by reference to Exhibit 4.3 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.2	Side Letter Agreement, dated January 31, 2013, by and between the Registrant and IntelGenx Corp (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.3*	Asset Purchase Agreement, dated August 11, 2010, by and between the Registrant and Giaconda Limited (RHB-104, 105, 106) (incorporated by reference to Exhibit 4.4 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.4 †**	Amendment to Asset Purchase Agreement by and between the Registrant and Giaconda Limited (RHB-104, 105, 106) dated February 27, 2014.

4.5*	License Agreement, dated September 15, 2011, by and between the Registrant and University of Central Florida Research Foundation (incorporated by reference to Exhibit 4.5 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.6†**	License Agreement, dated February 27, 2014, by and between the Registrant and Salix Pharmaceuticals, Inc.

4.7*	Master Service Agreement, dated April 28, 2011, by and between the Registrant and 7810962 Canada Inc. and amendment (incorporated by reference to Exhibit 4.12 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.8	Second Amendment to Master Services Agreement, dated May 29, 2013 by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.9*	Manufacturing Agreement, dated October 21, 2012, by and between 7810962 Canada Inc. and the Registrant (regarding RHB-104) (incorporated by reference to Exhibit 4.14 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.10†***	Manufacturing Agreement Amendment 1, dated October 29, 2014, by and between 7810962 Canada Inc. and the Registrant (regarding RHB-104).

4.11†***	Manufacturing Agreement, dated October 28, 2014, by and between Canadian Manufacturer and the Registrant (regarding RHB-104).

4.12*	Clinical Services Agreement, dated June 15, 2011, by and between RedHill and 7810962 Canada Inc. and amendment (regarding RHB-104) (incorporated by reference to Exhibit 4.15 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.13*	Second Amendment to Clinical Services Agreement, dated January 19, 2014, by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on July 7, 2014).

4.14†**	Third Amendment to Clinical Services Agreement, dated December 7, 2014, by and between the Registrant and 7810962 Canada Inc.

4.15†**	Fourth Amendment to Clinical Services Agreement, dated December 17, 2014, by and between the Registrant and 7810962 Canada Inc.

4.16†***	Master Service Agreement and Extension to Master Service Agreement, dated July 5, 2011 and Manufacturing Agreement, dated July 5, 2011, by and between 7810962 Canada Inc. and the Registrant, as amended (regarding RHB-105).

4.17†***	First Amendment to Manufacturing Agreement, dated August 17, 2011, by and between the Registrant and 7810962 Canada Inc. (regarding RHB-105)

4.18***	Second Amendment to Manufacturing Agreement, dated September 30, 2011, by and between the Registrant and 7810962 Canada Inc. (regarding RHB-105)

4.19†***	Third Amendment to Manufacturing Agreement, dated April 19, 2012, by and between the Registrant and 7810962 Canada Inc. (regarding RHB-105)

4.20†**	Clinical Services Agreement, dated October 29, 2012, by and between RedHill and Clinipace, Inc. and (regarding RHB-105).

4.21†**	Amendment 1 to Attachment A-1, dated August 12, 2014, of the Clinical Services Agreement by and between RedHill and Clinipace, Inc. (regarding RHB-105).

4.22†**	Clinical Trials Global Master Service Agreement, dated December 27, 2012 by and between the Registrant and Quest Diagnostics (regarding RHB-104).

4.23**	Global Master Service Agreement amendment, dated June 20, 2014 by and between the Registrant and Quest Diagnostics (regarding RHB-104).

4.24†**	Master Agreement Work Order, dated May 13, 2014, by and between the Registrant and Quest Diagnostics (regarding RHB-104).

4.25†**	Change Specification Forms by and between Registrant and Quest Diagnostics (regarding RHB 104) dated August 9, 2013, October 14, 2013, October 21, 2013, December 23, 2013, March 30, 2014, July 7, 2014, July 14, 2014, and December 18, 2014.

4.26	Form of Letter of Exemption and Indemnity adopted on July 2013 (unofficial English translation) (incorporated by reference to Exhibit B to Exhibit 99.1 to Form 6-K disseminated with the Securities and Exchange Commission, dated June 26, 2013).

4.27**	2010 Stock Option Plan, as amended.

4.28	Securities Purchase Agreement, dated December 30, 2013 by and between the Registrant and OrbiMed Israel Partners Limited Partnership (together with Form of Warrant attached as Exhibit A) (incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.29	Securities Purchase Agreement, dated December 31, 2013 by and between the Registrant and Broadfin Healthcare Master Fund, LTD (together with Form of Warrant attached as Exhibit A) (unofficial English translation). (incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.30	Form of Share Purchase Agreement, dated January 13, 2014 by and between the Registrant and each of the investors (together with Form of Warrant attached as Exhibit A) (unofficial English translation) (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.31	Underwriting Agreement, dated February 10, 2015, between the registrant and Wells Fargo Securities, LLC as representative of the several Underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K submitted to the Securities and Exchange Commission on February 13, 2015).

12.1***	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2***	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

*	Confidential treatment granted with respect to certain portions of this Exhibit.
**	Previously filed with the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2015.
***	Filed herein with this Amendment No. 1 on Form 20-F/A
†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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

Date: September 10, 2015