Form 20-F
period 2015-12-31
RedHill Biopharma Ltd.
filed 2016-02-25
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 127,114,294

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large Accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

2

______________________________________________________________________________

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the U.S. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of February 22, 2016 ($1 = NIS 3.907). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than the U.S. dollar are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

All references to the term “therapeutic candidates” include both pharmaceuticals and programs related to their development, such as diagnostics and devices.

________________________________

FORWARD-LOOKING STATEMENTS

Some of the statements under the sections entitled “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report may include forward looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In addition, the sections of this Annual Report entitled “Item 4. Information on the Company” contain information obtained from independent industry and other sources that we have not been independently verified. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to

•	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, as well as the extent and number of additional studies that we may be required to conduct;
•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;
•	our receipt of regulatory clarity and approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;
•	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;
•	our ability to establish and maintain corporate collaborations;
•	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and build our own marketing and commercialization capabilities;
•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in research, manufacturing, preclinical studies or clinical trials;
•	the implementation of our business model, strategic plans for our business and therapeutic candidates;
•	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing upon the intellectual property rights of others;
•	estimates of our expenses, future revenues capital requirements and our need for additional financing;
•	competitive companies, technologies and our industry; and
•	the impact of the political and security situation in Israel on our business.

___________________________________

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth our selected financial data, which is derived from our financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. We have derived the selected financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 from our audited financial statements included elsewhere in this Annual Report on Form 20-F. We have derived the selected financial data as of December 31, 2011, 2012, and 2013 and for the years ended December 31, 2012 and 2011 from our audited financial statements not included in this Annual Report. You should read this selected financial data and other information provided in this Annual Report in conjunction with, and is qualified in its entirety by, our historical financial information including “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this Annual Report.

	Year ended December 31
	2015	2014	2013	2012	2011
Statement of Comprehensive Loss
Revenues	3	7,014	12	16	23
Cost of Revenue	-	1,050	-	-	-
Research and development expenses, net	17,771	12,700	8,100	6,455	5,414
General and administrative expenses	4,134	4,011	2,684	2,601	2,482
Other (income) expenses	100	(100)	-	-	-
Operating loss	22,002	10,647	10,772	9,040	7,873
Financial income	1,124	319	158	197	570
Financial expenses	212	383	14	1,483	8,200
Financial (income) expenses, net	(912)	64	(144)	1,286	7,630
Loss and comprehensive loss	21,090	10,711	10,628	10,326	15,503
Loss per ordinary share (in U.S. dollars)
Basic	0.19	0.12	0.17	0.20	0.32
Diluted	0.19	0.13	0.17	0.20	0.32
Weighted average number of ordinary shares used in computing loss per ordinary share	110,813,742	86,610,126	62,379,171	52,595,128	48,087,362
Weighted average number of ordinary shares used in computing diluted loss per share	111,714,566	87,222,188	62,379,171	52,595,128	48,087,362

	As of December 31
	2015	2014	2013	2012	2011
Balance Sheet Data
Cash and short term investments	58,138	22,945	12,113	18,365	18,647
Working capital	54,996	24,299	10,186	17,485	18,223
Total assets	66,828	28,856	14,340	20,096	20,186
Total liabilities	6,751	3,845	2,415	1,078	1,399
Accumulated deficit	(61,944)	(42,218)	(33,260)	(23,887)	(15,209)
Equity	60,077	25,011	11,925	19,018	18,787

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical development-stage biopharmaceutical company with a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

We are a clinical development-stage biopharmaceutical company. Since our incorporation in 2009, we have been focused primarily on the development and acquisition of late clinical-stage therapeutic candidates. All of our therapeutic candidates are in the clinical development stage, and, except for RIZAPORT™ which has been approved for marketing in Germany but has yet to be marketed, none has been approved for marketing or is being marketed or commercialized. Most of our therapeutic candidates require additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales. We have incurred losses since inception, principally as a result of research and development and general and administrative expenses in support of our operations. We experienced net losses of approximately $21.1 million in 2015 and $10.7 million in 2014. As of December 31, 2015, we had an accumulated deficit of approximately $61.9 million. We may incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our therapeutic candidates. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop our therapeutic candidates, obtain the required regulatory approvals in various territories and commercialize our therapeutic candidates. We may be unable to achieve any or all of these goals with regard to our therapeutic candidates. As a result, we may never be profitable or achieve significant and/or sustained revenues.

Our limited operating history makes it difficult to evaluate our business and prospects.

We have a limited operating history and our operations to date have been limited primarily to acquiring and in-licensing therapeutic candidates, research and development, raising capital and recruiting scientific and management personnel and third party partners. Except with respect to RHB-106 and related rights, which is out-licensed to Valeant Pharmaceuticals International, Inc. (Valeant), and with respect to RIZAPORT™, for which we have received marketing approval in Germany, we have not yet demonstrated an ability to commercialize or obtain regulatory approval for any of our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development and/or commercialize our therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

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

We have funded our operations primarily through public and private offerings of our securities. We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and raising additional capital. As of December 31, 2015, we had cash and short-term investments of approximately $58.1 million, and as of December 31, 2014, we had cash and short term investments of approximately $22.9 million. These amounts are not sufficient to complete the research and development of all of our therapeutic candidates, and accordingly we may need to raise additional capital in the coming year.

To date, our business generated limited revenues. As we plan to continue expending substantial funds in research and development, including clinical trials, as well as to acquire additional products, we will need to raise additional capital in the future through either debt or equity financing or pursuant to development or commercialization agreements with third parties with respect to particular therapeutic candidates. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of the therapeutic candidates, as well as the inherent business risks associated with our company, our therapeutic candidates and present and future market conditions. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing or obtain sufficient future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs for our therapeutic candidates, any of which may have material adverse effect on our business, financial condition and results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

Our long-term capital requirements are subject to numerous risks.

Our long term capital requirements are expected to depend on many potential factors, including:

•	the number of therapeutic candidates in development;
•	the regulatory clarity and path of each of our therapeutic candidates;
•	the progress, success and cost of our clinical trials and research and development programs including manufacturing;
•	the identification and acquisition of additional therapeutic candidates;
•	the costs, timing and outcome of regulatory review and obtaining regulatory clarity and approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;
•	the costs of enforcing our issued patents and defending intellectual property-related claims;
•	the costs of manufacturing, developing sales, marketing and distribution channels;
•	our ability to successfully commercialize our therapeutic candidates, including through securing commercialization agreements with third parties and favorable pricing and market share or through securing our own commercialization capabilities; and
•	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Risks Related to Our Business and Regulatory Matters

If we and/or our commercialization partners are unable to obtain FDA and/or other foreign regulatory authority clarity and approval for our therapeutic candidates, we and/or our commercialization partners will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold any therapeutic candidate or other product. Currently, we have eight therapeutic candidates, which includes one therapeutic candidate (RP101) for which we have an option to acquire, in various programs and clinical development stages, “RHB-105” for the eradication of H. pylori infection; “RHB-104” for the treatment of Crohn’s disease and potentially other diseases; “RHB-106” (out-licensed to Valeant) for bowel preparation; BEKINDA™ (RHB-102) for acute gastroenteritis and gastritis, irritable bowel syndrome with diarrhea (IBS-D) and for the prevention of chemotherapy and radiotherapy induced nausea and vomiting; YELIVA™ (ABC294640), a sphingosine kinase-2 (SK2) selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications; MESUPRON® targeting gastrointestinal and other solid tumor cancers; “RP101” (currently subject to an option-to-acquire by us) targeting pancreatic and other gastrointestinal cancers; and “RIZAPORT™” (RHB-103) for the treatment of acute migraine headaches. Our therapeutic candidates are subject to extensive governmental laws, regulations and guidelines relating to development, clinical trials, manufacturing and commercialization of drugs. Other than RIZAPORT™ which has received marketing approval to date only in Germany, we may not be able to obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory clarity and approvals will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to limitations on the indicated uses for marketing the therapeutic candidate or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We also are, and will be, subject to numerous regulatory requirements from both the U.S. Food and Drug Administration (FDA) and foreign state agencies that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, approval by one regulatory authority does not ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing, development and manufacturing requirements for our therapeutic candidates than other jurisdictions. Additionally, the FDA or other foreign regulatory bodies may change their approval policies or adopt new laws, regulations or guidelines in a manner that materially delays or impairs our ability to obtain the necessary regulatory approvals or our ability to commercialize our therapeutic candidates.

Clinical trials and related non-clinical studies may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. We and/or commercialization partners will not be able to commercialize our therapeutic candidates without completing such trials.

We have limited experience in conducting and managing the clinical trials that are required to commence commercial sales of our therapeutic candidates. Clinical trials and related non-clinical studies are expensive, complex, can take many years and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned clinical trials that will cause delays, including suspension of a clinical trial, delay of data analysis or release of the final report. The clinical trials of our therapeutic candidates may take significantly longer to complete than is estimated. Failure can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could materially delay or prevent commercialization of our current or future therapeutic candidates.

In connection with the clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks and uncertainties, including but not limited to:

•	delays in securing clinical investigators or trial sites for the clinical trials;
•	delays in receiving import or other government approvals to ensure appropriate drug supply;
•	delays in obtaining institutional review board and other regulatory approvals to commence a clinical trial;
•	expiration of clinical trial material before or during our trials as a result of degradation of, or other damage to, the clinical trial material;
•	negative or inconclusive results from clinical trials;
•	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies;
•	the FDA or other foreign regulatory authorities may require us to conduct additional clinical trials and/or studies;
•	inability to monitor patients adequately during or after treatment;
•	problems with investigator or patient compliance with the trial protocols;
•	a therapeutic candidate may not prove safe or efficacious; there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;
•	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;
•	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;
•	the results may justify only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of a therapeutic candidate;
•	the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates; and
•	changes to the current regulatory requirements related to clinical trials which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory approvals.

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

Our drug development programs and the potential commercialization of our therapeutic candidates will require additional cash to fund expenses. As such, our strategy includes either selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development and/or potential commercialization of our therapeutic candidates, in whole or in part, in some or all jurisdictions or through securing our own commercialization capabilities. Although we are currently aware of numerous potential new third party partners for the development or commercialization of our therapeutic candidates, we may not be successful in entering into new collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development and/or commercialization agreements or otherwise raise substantial additional capital to secure our own commercialization capabilities, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidate or failure to develop, market and commercialize such therapeutic candidate independently will have an adverse effect on our business, financial condition and results of operations.

Any collaborative arrangements that we have established or may be established may not be successful or we may otherwise not realize the anticipated benefits from these collaborations, including our out-license of RHB-106. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaborative arrangements may place the development and commercialization of our therapeutic candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Each of our collaborative arrangements requires us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, intellectual property and commercialization. We do not control these third parties, but we rely on them to achieve results which may be significant to us. To date, we have out-licensed one of our therapeutic candidates, RHB-106 and related rights to Valeant. We do not control Valeant, but we rely on Valeant to clinically develop and commercialize the product based on the license agreement.

Relying upon collaborative arrangements to develop and commercialize our therapeutic candidates, such as our out-license of RHB-106 and related rights, subjects us to a number of risks, including but not limited to:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to our therapeutic candidates;
•	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;
•	our collaborators may experience financial difficulties or changes in business focus;
•	our collaborators' partners may fail to secure adequate commercial supplies of our therapeutic candidates upon marketing approval, if at all;
•	our collaborators' partners may have a shortage of qualified personnel;
•	we may be required to relinquish important rights, such as marketing and distribution rights;
•	business combinations or significant changes in a collaborator’s business or business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;
•	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and
•	collaborative arrangements are often terminated or allowed to expire, which could delay the development and may increase the cost of developing our therapeutic candidates.

If any of these scenarios materialize, they could have an adverse effect on our business, financial condition or results of operations.

We may not be successful in acquiring products and/or companies that own the rights to FDA-approved products (approved for marketing in the U.S.) that achieve commercial success or building our own marketing and commercialization capabilities.

Part of our strategy is to identify and acquire rights to products that have been approved for marketing in the U.S. Specifically, we seek to acquire rights to products that are already commercialized in the U.S., which would enable us to commercialize such products independently and build our own marketing and commercialization capabilities. However, there can be no assurance as to our ability to identify and acquire rights to such products, in particular those with a therapeutic focus on GI, inflammation and/or cancer. If we are not successful in acquiring any such products, we may not be able to build our own marketing and commercialization capabilities. This may limit our ability to commercialize our products on our own or require us to contract with third party commercialization partners which may not be on commercially favorable terms and which may result in additional commercialization and marketing expenses.

In addition, there can be no assurance as to our ability to accurately or consistently identify products approved for marketing in the U.S. that will achieve commercial success or that we will successfully commercialize these products in the U.S.

We may encounter difficulties successfully expanding our operations to build our own marketing and commercialization capabilities.

To build our own marketing and commercialization capabilities, we would need to expand our development, regulatory, manufacturing, marketing and sales capabilities and to increase our personnel to accommodate sales, including establishing a direct sales force and a complete commercial team. Expanding our operations would also impose significant added responsibilities on our management. We must be able to manage our independent commercialization efforts effectively; hire, train and integrate additional management, development, administrative and sales and marketing personnel; improve our managerial, development, operational and finance systems, all of which may impose a strain on our administrative and operational infrastructure and adversely affect our research and development activities. We may also not have sufficient funds to finance the hiring of the additional personnel and the expansion of our marketing and commercialization activities. If we are not able to effectively expand our operations to build our own marketing and commercialization capabilities, our revenues and growth may be adversely affected, which will have a material adverse effect on our business, financial condition and results of operations.

We have no history of independently commercializing therapeutic candidates and may have difficulty commercializing products on our own.

We have no prior experience in commercializing therapeutic candidates on our own, which may materially increase marketing and sales expenses. There can be no assurance we will successfully commercialize our products or the products we acquire.

In addition, many companies, both public and private, including well-known pharmaceutical companies and smaller niche-focused companies, are currently distributing drug products that directly compete with the therapeutic candidates that we may seek to commercialize. Many of these companies have significantly greater financial, marketing and sales experience and resources than us. As a result, our competitors may be more successful than we are in commercializing their products to consumers.

We rely on third parties to conduct our clinical trials and related non-clinical studies and those third parties may not perform satisfactorily, including but not limited to failing to meet established deadlines for the completion of such clinical trials.

We currently do not have the ability to independently conduct clinical trials and related non-clinical studies for our therapeutic candidates, and we rely on third parties, such as contract research organizations, medical institutions, contract laboratories, development and commercialization partners, clinical investigators and independent study monitors to perform these functions. Our reliance on these third parties for clinical development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with such third parties, other than with respect to RHB-106 and related rights, which we have out-licensed to Valeant, we continue to be responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. To date, we believe our contract research organizations and other similar entities with which we are working have performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them or perform such functions independently. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be materially delayed in obtaining regulatory approvals for our therapeutic candidates and may be materially delayed in our efforts to successfully commercialize our therapeutic candidates for targeted diseases.

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

If third parties do not manufacture our therapeutic candidates with sufficient quality, in sufficient quantities, in the required timeframe, and at an acceptable cost, clinical development and commercialization of our therapeutic candidates would be delayed.

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

We may not be able to maintain our existing or future third-party manufacturing arrangements on acceptable terms, if at all. If for some reason our manufacturers do not perform as agreed or expected, we may be required to replace them. Although we are not substantially dependent upon our existing manufacturing agreements since we could replace them with other third party manufacturers, we may incur added costs and delays in identifying, engaging, qualifying and training any such replacements.

We rely on third-party-contract vendors to manufacture and supply us with high quality APIs (or active pharmaceutical ingredients) in the quantities we require on a timely basis.

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

For example, our supplier of raw materials for RIZAPORT™ has been sending updates to the FDA regarding progress of corrective actions in regard to compliance issues at its manufacturing facility and subsequently invited the FDA for re-inspection, which are independent of us and not specific to RIZAPORT™. Although the supplier is working to solve its compliance issues and although we are working to ensure continued supply of the necessary raw materials for RIZAPORT™ regardless of the outcome of its compliance discussions, our ability to obtain FDA approval for RIZAPORT™ may be delayed until we are able to secure a compliant source of API, and successfully manufacture new batches with the new API.

While there may be several alternative suppliers of API on the market, we have yet to conclude extensive investigations into the quality or availability of their APIs. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. Changing API suppliers or finding and qualifying new API suppliers can be costly and take a significant amount of time. Many APIs require significant lead time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next.

If we are not able to find stable, affordable, high quality, or reliable supplies of our APIs, we may not be able to produce enough supplies of our therapeutic candidates, which could materially adversely affect our business, financial condition or results of operations.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates.

To date, our therapeutic candidates have been manufactured in relatively small quantities for preclinical testing and clinical trials as well as for other regulatory purposes by third-party manufacturers. If the FDA or other regulatory agencies approve any of our therapeutic candidates for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any of our approved therapeutic candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA or other foreign regulatory agencies must review and approve. If they are unable to successfully increase the manufacturing capacity for a therapeutic candidate, or we are unable to establish our own manufacturing capabilities or secure replacement manufacturers, the commercial launch of any approved products may be delayed or there may be a shortage in supply.

We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities.

We and our contract manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the FDA or other foreign regulatory authorities setting forth current good manufacturing practices. These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates. We and our manufacturers may not be able to comply with applicable laws, regulations and guidelines. We and our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the United States (U.S.). Our failure, or the failure of our third-party manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates, and materially and adversely affect our business, financial condition and results of operations.

Even if we obtain regulatory approvals, our therapeutic candidates will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose those approvals, and our business may be seriously harmed.

Even if our therapeutic candidates receive regulatory approval, we or our commercialization partners, as applicable, will be subject to ongoing reporting obligations, including pharmacovigilance, and the therapeutic candidates and the manufacturing operations will be subject to continuing regulatory review, including inspections by the FDA or other foreign regulatory authorities. The results of this ongoing review may result in the withdrawal of a therapeutic candidate from the market, the interruption of the manufacturing operations and/or the imposition of labeling and/or marketing limitations. Since many more patients are exposed to drugs following their marketing approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the therapeutic candidate. As we develop our product candidates, we may also periodically discuss with the FDA certain clinical, regulatory and manufacturing matters and our views may, at times, differ from those of the FDA. For example, the FDA may seek to regulate our therapeutic candidates that consist of two or more active ingredients as combination drugs under its Combination Drug Policy. The Combination Drug Policy requires that we demonstrate that each active ingredient in a drug product contributes to the product’s claimed effect. If the FDA raises questions regarding whether available data and information provided to the FDA demonstrate the contribution of each active ingredient in such combination drug products, we may be required to provide additional information, which may include the results of additional preclinical studies or clinical trials. If we are required to conduct additional clinical trials or other testing of our product candidates, we may face substantial additional expenses, be delayed in obtaining marketing approval for our product candidates or may never obtain marketing approval.

In addition, the manufacturer and the manufacturing facilities that we or our commercialization partners use to produce any therapeutic candidate will be subject to periodic review and inspection by the FDA and other foreign regulatory authorities. Later discovery of previously unknown problems with any therapeutic candidate, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions, including but not limited to the following:

•	restrictions on such therapeutic candidate, manufacturer or manufacturing process;
•	warning letters from the FDA or other foreign regulatory authorities;
•	withdrawal of the therapeutic candidate from the market;
•	suspension or withdrawal of regulatory approvals;
•	refusal to approve pending applications or supplements to approved applications that we or our commercialization partners submit;
•	voluntary or mandatory recall;
•	fines;
•	refusal to permit the import or export of our therapeutic candidates;
•	product seizure or detentions;
•	injunctions or the imposition of civil or criminal penalties; or
•	adverse publicity.

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

Modifications to our therapeutic candidates, or to any other therapeutic candidates that we may acquire or develop in the future, may require new regulatory clearances or approvals or may require us or our development and/or commercialization partners, as applicable, to recall or cease marketing of these therapeutic candidates until clearances are obtained.

Modifications to our therapeutic candidates, after they have been approved for marketing, if at all, or to any other pharmaceutical product or medical device that we may acquire or develop in the future, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other foreign regulatory authorities require pharmaceutical products and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable laws, regulations and guidelines that a modification may be implemented without pre-clearance by the FDA or other foreign regulatory authorities. However, the FDA or other foreign regulatory authorities can review a manufacturer’s decision and may disagree. The FDA or other foreign regulatory authorities may also on their own initiative determine that a new clearance or approval is required. If the FDA or other foreign regulatory authorities require new clearances or approvals of any pharmaceutical product for which we or our partners, including development and/or commercialization partners previously received marketing approval, we or our partners, including development and/or commercialization partners may be required to recall such therapeutic candidate and to stop marketing the therapeutic candidate as modified, which could require us or our partners, including development and/or commercialization partners to redesign the therapeutic candidate and may cause a material adverse effect on our business, financial condition and results of operations.

We depend on our ability to identify and in-license or acquire therapeutic candidates to achieve commercial success, including products approved for marketing in the U.S.

Our eight therapeutic candidates were all acquired by us from or licensed to us by third parties, other than RP101 for which we have an option to acquire. We evaluate internally and with external consultants each therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently identify therapeutic candidates that are likely to achieve commercial success, specifically therapeutic candidates that have been approved for marketing in the U.S. In addition, even if we identify additional therapeutic candidates that are likely to achieve commercial success, there can be no assurance as to our ability to in-license or acquire such therapeutic candidates under favorable terms or at all.

We compete with other entities for some of our in-license or acquisition opportunities.

As part of our overall strategy, we pursue opportunities to in-license or acquire therapeutic candidates. We may compete for in-license and acquisition opportunities with other, established and well-capitalized companies. As a result, we may be unable to in-license or acquire additional therapeutic candidates at all or on favorable terms. Our failure to further in-license or acquire therapeutic candidates in the future may materially hinder our ability to grow and could materially harm our business, financial condition and results of operations.

If we cannot meet our obligations under our acquisition or in-license agreements or we cannot renegotiate our obligations, or if other events occur that are not within our control such as bankruptcy of a licensor, we could lose the rights to our therapeutic candidates and/or experience delays in developing and/or commercializing our therapeutic candidates, or incur additional costs, which could have a material adverse effect on our business.

We acquired our rights to three of our therapeutic candidates, RHB-105, RHB-104 and RHB-106, from a third party pursuant to an asset and purchase agreement. In addition, we in-licensed our rights to four other therapeutic candidates, BEKINDA™, YELIVA™, MESUPRON® and RIZAPORT™ pursuant to license agreements in which we received exclusive perpetual licenses to certain patent rights and know-how related to these therapeutic candidates. We have also obtained an option-to-acquire for RP101. These agreements require us to make payments and satisfy various performance obligations in order to maintain our rights and licenses with respect to these therapeutic candidates. If we do not meet our obligations under these agreements, or if other events occur that are not within our control such as the bankruptcy of a licensor, we could lose the rights to our therapeutic candidates, experience delays in developing and/or commercializing our therapeutic candidates and/or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, our agreement with IntelGenx Corp. requires us to renegotiate certain provisions of the agreement in the event the agreed-to budget is exceeded by a certain amount. In the event we are required to renegotiate this agreement, there is no guarantee that we will agree upon new terms promptly, or at all, which could delay the development and/or commercialization of RIZAPORT™. Moreover, if we elect not to exercise the option-to-acquire RP101, the term of which was extended in 2015 under the option agreement for an additional 12 month period, we may lose all of our rights in relation to RP101.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under these agreements in a timely manner and/or if other events occur that are not within our control, such as the bankruptcy of a licensor, which impacts our ability to prosecute certain patent applications and maintain certain issued patents licensed to us, we could lose the rights to our therapeutic candidates which could have a material adverse effect on our business, financial condition and results of operations. We manage a large portfolio of patents and may decide to discontinue maintaining certain patents in certain territories for various reasons, such as a current belief that the commercial market for the therapeutic candidate will not be large or that there is a near-term patent expiration that may reduce the value of the therapeutic candidate. In the event we discontinue maintaining such patents, we may not be able to enforce rights for our therapeutic candidates or protect our therapeutic candidates from competition in those territories.

Our business could suffer if we are unable to attract and retain key employees.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. These key personnel are Dror Ben-Asher, our chief executive officer, and Reza Fathi PhD, our senior vice president for research and development. We do not maintain key-man life insurance. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. In addition, if we elect to independently commercialize any therapeutic candidate or if we acquire rights to therapeutic candidates which are already approved for marketing and/or are already commercialized, we will need to build and expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified suitable employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could materially prevent us from successfully growing our company.

We face several risks associated with international business.

We operate our business in multiple international jurisdictions. Such operations could be materially affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our therapeutic candidates, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could materially adversely affect our business.

Risks Related to Our Industry

Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Except for RIZAPORT™, which has been approved for marketing in Germany but has yet to be marketed, none of our therapeutic candidates has been approved for marketing or is being marketed or commercialized. Even if our therapeutic candidates are approved for commercialization, they may not become commercially viable products. For example, if we or our commercialization partners receive regulatory approval to market a therapeutic candidate, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the therapeutic candidate. In addition, a new therapeutic candidate may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including but not limited to:

•	difficulty in large-scale manufacturing, including yield and quality;
•	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;
•	insufficient or unfavorable levels of reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators;
•	infringement on proprietary rights of others for which we or our commercialization partners have not received licenses;
•	incompatibility with other therapeutic candidates;
•	other potential advantages of alternative treatment methods and competitive forces that may make it more difficult for us to penetrate a particular market segment, if at all;
•	ineffective marketing and distribution support;
•	lack of significant competitive advantages over existing products on the market;
•	lack of cost-effectiveness or unfavorable pricing compared to other alternatives available on the market;
•	inability to establish collaborations with third party commercialization partners on acceptable terms, or at all, and our inability or unwillingness for cost or other reasons to commercialize the therapeutic candidates on our own; or
•	timing of market introduction of competitive products.

Physicians, various other health care providers, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our approved therapeutic candidates. If we are unable, either on our own or through third parties, to manufacture, commercialize and market our proposed formulations or therapeutic candidates when planned, or to develop commercially viable therapeutic candidates, we may not achieve any market acceptance or generate revenue.

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

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations or therapeutic candidates, even if commercialized. Many of our targeted diseases and conditions can also be treated by other medications or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our therapeutic candidates to receive widespread acceptance if commercialized.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the U.S.

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, the President signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of health care, and conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients. Through the law making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made in order to extend medical benefits to those who lack insurance coverage. Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services and drugs. This legislation is one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and is expected to have meaningful ramifications on tens of millions of citizens in the U.S. This legislation is expected to impact the scope of healthcare insurance, the insurance refunds from the insurance companies and possibly also on the costs of medical products. Additionally, the Healthcare Reform Law’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the U.S. government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. To the extent that our therapeutic candidates may at some point be reimbursable by U.S. federal government programs, this attention may result in our therapeutic candidates being chosen less frequently or the pricing being substantially lowered. However, the effect of the legislation is difficult to predict and, at this stage, we are unable to estimate the full extent of the direct and/or indirect impact of the legislation on us.

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

Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the U.S. federal government, which may force significant additional changes to the healthcare system in the U.S. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care. Cost of care could be reduced by decreasing the level of reimbursement for medical services or products (including those therapeutic candidates currently being developed by us or our development and/or commercialization partners), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, any therapeutic candidate for which we receive marketing approval in the future could have a materially adverse effect on our financial performance.

Several states and private entities initially mounted legal challenges to the Healthcare Reform Law, and they continue to litigate various aspects of the legislation. On July 26, 2012, the U.S. Supreme Court generally upheld the healthcare reform legislation as constitutional. However, the Supreme Court held that the legislation improperly required the states to expand their Medicaid programs to cover more individuals. As a result, the states have a choice as to whether they will expand the numbers of individuals covered by their respective state Medicaid programs. Some states have determined that they will not expand their Medicaid programs and will develop other cost saving and coverage measures to provide care to currently uninsured residents. Many of these efforts to date have included the institution of Medicaid managed care programs. The manner in which these cost saving measures are implemented could have a materially adverse effect on our financial performance. Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux. We cannot predict the impact on our business of future legal challenges to the healthcare reform legislation or other changes to the current laws and regulations.

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

Furthermore, the Centers for Medicare and Medicaid Services frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both the Centers for Medicare and Medicaid Services and other third-party payors may have sufficient market power to demand significant price reductions.

We are subject to additional federal and state laws and regulations relating to our business, and our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

In the event that we were to market products in the U.S., we would be subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct or will conduct our business. The laws that may affect our ability to operate include, but are not limited to, the following:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under government healthcare programs such as the Medicare and Medicaid programs;
•	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;
•	the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services where that physician or family member has a financial relationship with the entity providing the designated health service, unless an exception applies;
•	federal false claims laws that prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government healthcare programs that are false or fraudulent;
•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers.

Further, the recently enacted Healthcare Reform Law, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty of fraud or an anti-kickback violation without actual knowledge of the statute or specific intent to violate it. In addition, the Healthcare Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statue constitutes a false or fraudulent claim for purposes of the False Claims Act. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

The Healthcare Reform Law also imposes reporting requirements on certain medical device and pharmaceutical manufacturers, among others, to make annual public disclosures of certain payments and other transfers of value to physicians and teaching hospitals and ownership or investment interests held by physicians or their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not reported. Manufacturers were required to begin data collection on August 1, 2013 and report such data to CMS by March 31 each year.  CMS made the data publicly available on its searchable database beginning in September 2014.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing, medical directorships, and other purposes. Some states, such as California, Massachusetts and Vermont, mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to physicians, and some states limit or prohibit such gifts.

The scope and enforcement of these laws is uncertain and subject to change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. We cannot predict the impact on our business of any changes in these laws. Federal or state regulatory authorities may challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations, and financial condition. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming.

We could be exposed to significant drug product liability claims which could be time consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The clinical trials that we conduct, and the testing, manufacturing, marketing and commercial sale of our therapeutic candidates, involve and will involve an inherent risk that significant liability claims may be asserted against us. We currently have a product liability policy that includes coverage for our clinical trials. Should we decide to seek additional insurance against such risks before our product sales commence, there is a risk that such insurance will be unavailable to us, or if it can be obtained at such time, that it will be available at an unaffordable cost. Even if we obtain insurance, it may prove inadequate to cover claims and/or litigation costs, especially in the case of wrongful death claims. Product liability claims or other claims related to our therapeutic candidates, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products and therapeutic candidates. A product liability claim could also significantly harm our reputation and delay market acceptance of our therapeutic candidates.

Global economic conditions may make it more difficult for us to commercialize our therapeutic candidates.

The pharmaceutical industry, like other industries and businesses, continues to face the effects of the challenging economic environment. Patients experiencing the effects of the challenging economic environment, including high unemployment levels and increases in co-pays, may switch to generic products, delay treatments, skip doses or use other less effective treatments to reduce their costs. Challenging economic conditions in the U.S. include the demands by payors for substantial rebates and formulary restrictions limiting access to brand-name drugs. In addition, in Europe and in a number of emerging markets there are government-mandated reductions in prices for certain pharmaceutical products, as well as government-imposed access restrictions in certain countries. All of the aforesaid may make it more difficult for us to commercialize our therapeutic candidates.

Our business involves risks related to handling regulated substances which could severely affect our ability to conduct research and development of our therapeutic candidates.

In connection with our or our development and/or commercialization partners’ research and clinical development activities, as well as the manufacture of materials and therapeutic candidates, we and our development and/or commercialization partners are subject to federal, State and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and waste. We and our development and/or commercialization partners may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and clinical development, as well as the activities of our manufacturing and commercialization partners, both now and in the future, may involve the controlled use of hazardous materials, including but not limited to certain hazardous chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

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

In addition, in some cases we may rely on our licensors to conduct patent prosecution, patent maintenance or patent defense on our behalf. Therefore, our ability to ensure that these patents are properly prosecuted, maintained, or defended may be limited, which may adversely affect our rights in our therapeutic candidates. Any failure by our licensors or development partners to properly conduct patent prosecution, patent maintenance or patent defense could materially harm our ability to obtain approval or commercialization of the products, thereby materially reducing our anticipated profits.

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

The development, manufacture, use, offers for sale, sale or importation of our therapeutic candidates may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our therapeutic candidates in the event of an infringement action.

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

The stock market in general and the market price of our Ordinary Shares on the TASE and our American Depository Shares on The NASDAQ in particular, are subject to fluctuation, and changes in the price of our securities may be unrelated to our operating performance. The market price of our Ordinary Shares on the TASE and the market price of our American Depository Shares on The NASDAQ have fluctuated in the past, and we expect they will continue to do so. The market price of our Ordinary Shares and ADSs are and will be subject to a number of factors, including but not limited to:

•	announcements of technological innovations or new therapeutic candidates by us or others;
•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;
•	expiration or terminations of licenses, research contracts or other development or commercialization agreements;
•	public concern as to the safety of drugs we, our development or commercialization partners or others develop;
•	the volatility of market prices for shares of biotechnology companies generally;
•	success or failure of research and development projects;
•	departure of key personnel;
•	developments concerning intellectual property rights or regulatory approvals;
•	variations in our and our competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts, if our Ordinary Shares or ADSs are covered by analysts;
•	changes in government regulations or patent decisions;
•	developments by our development and/or commercialization partners; and
•	general market conditions and other factors, including factors unrelated to our operating performance.

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

All of our outstanding Ordinary Shares are registered and available for sale in Israel. In addition, as of February 22, 2016, we had non-tradable warrants to purchase an aggregate of 4,183,496 Ordinary Shares and non-tradable warrants to purchase an aggregate of 357,896 ADSs (each representing 10 Ordinary Shares) and options to purchase 20,511,338 Ordinary Shares under our 2010 Stock Option Plan. Substantial sales of our Ordinary Shares or ADSs, or the perception that such sales may occur in the future, including sales of shares issuable upon the exercise of options and warrants, may cause the market price of our Ordinary Shares or ADSs to decline. Moreover, the issuance of shares underlying our options and warrants will also have a dilutive effect on our shareholders, which could further reduce the price of our Ordinary Shares and ADSs on their respective exchanges.

Our Ordinary Shares and our ADSs are traded on different markets and this may result in price variations.

Our Ordinary Shares have been traded on the TASE since February 2011, and our ADSs have been listed on The NASDAQ since December 27, 2012. Trading in our securities on these markets take place in different currencies (U.S. dollars on The NASDAQ and New Israeli Shekels, or NIS, on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

There has been a limited market for our ADSs. We cannot ensure investors that an active market will continue or be sustained for our ADSs on The NASDAQ, and this may limit the ability of our investors to sell our ADSs in the U.S.

In the past, there was limited trading in our ADSs, and there is no assurance that an active trading market of our ADSs will continue or will be sustained. Limited or minimal trading in our ADSs has in the past, and may in the future, lead to dramatic fluctuations in market price and investors may not be able to liquidate their investment at all or at a price that reflects the value of the business.

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

As a public company in the U.S., we incur additional significant accounting, legal and other expenses as a result of the listing of our securities on both The NASDAQ and the Tel-Aviv Stock Exchange. These include costs associated with the reporting requirements of the Securities and Exchange Commission and the requirements of The NASDAQ Market Rules, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, travel costs, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the U.S. and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the Market Rules of The NASDAQ, as well as applicable Israeli reporting requirements, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers and may require us to pay more for such positions.

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

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2015, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Ordinary Shares and ADSs to decline.

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

Investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, investors in our ADSs may not receive dividends or other distributions on our Ordinary Shares and may not receive any value for them, if it is illegal or impractical to make them available to investors in our ADSs.

The depositary for the ADSs has agreed to pay to investors in our ADSs the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Investors in our ADSs will receive these distributions in proportion to the number of Ordinary Shares such ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may deduct from such dividends or distributions its fees and may withhold amounts on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, investors in our ADSs may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to investors in our ADSs. These restrictions may cause a material decline in the value of the ADSs.

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

Risks Related to our Operations in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and the region.

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the summer of 2014, Israel was engaged in an armed conflict with Hamas in Gaza, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant (ISIL), a violent jihadist group, is involved in hostilities in Iraq and Syria and have been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. For example, any major escalation in hostilities in the region could result in a portion of our employees being called up to perform military duty for an extended period of time. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the U.S., or to serve process on our officers and directors.

We are incorporated in Israel. Most of our executive officers and directors reside outside of the U.S., and all of our assets and most of the assets of our executive officers and directors are located outside of the U.S.. Therefore, a judgment obtained against us or most of our executive officers and our directors in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by an Israeli court. It may also be difficult for you to affect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel.

The obligations and responsibilities of our shareholders are governed by Israeli law which may differ in some respects from the obligations and responsibilities of shareholders of U.S. companies. Israeli law may impose obligations and responsibilities on a shareholder of an Israeli company that are not imposed upon shareholders of corporations in the U.S.

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

Our capital expenditures for the years ended December 31, 2015, 2014 and 2013 were $14,000, $70,000 and $14,000, respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.         Business Overview

We are a biopharmaceutical company focused on the development and acquisition of late clinical-stage, proprietary, orally-administered drugs for the treatment of inflammatory and gastrointestinal diseases and cancer. From inception to the end of the period covered by this Annual Report, we have invested a total of $6.1 million on in-licensing and acquisitions of therapeutic candidates and related technologies.

Depending on the specific development program, our therapeutic candidates are designed to exhibit greater efficacy, provide improvements over existing drugs by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form and/or providing a cost advantage. Where applicable, we intend to seek FDA approval for the commercialization of certain of our therapeutic candidates through the alternative Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended, and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists of eight late clinical development therapeutic candidates, including one therapeutic candidate (RP101) for which we have an option to acquire.

We generate our pipeline of therapeutic candidates by identifying, rigorously validating and in-licensing or acquiring products that are consistent with our products strategy and that we believe exhibit a relatively high probability of therapeutic and commercial success. With the exception of RIZAPORT™ which was approved for marketing in Germany, our therapeutic candidates have not yet been approved for marketing and, to date, our therapeutic candidates have not generated meaningful sales. We intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis. We also evaluate, on a case by case basis, co-development and similar arrangements and the independent commercialization of our therapeutic candidates in the U.S.

Our Strategy

Our goal is to become a significant player in the development of pharmaceuticals for the treatment of inflammatory and gastrointestinal (GI) diseases and cancer.

Key elements of our strategy are to:

•	Identify and acquire rights to products from pharmaceutical companies that have encountered cash flow or operational problems or that decide to divest one or more of their products for various reasons. Specifically, we seek to acquire rights to and develop products that are intended to treat pronounced clinical needs, have patent or other protections, and have target markets totaling tens of millions to billions of dollars. Additionally, we seek to acquire rights to and develop products based on different technologies designed to reduce our dependency on any specific product technology. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field.
•	Identify and acquire rights to products that have been approved for marketing in the U.S from pharmaceutical companies that are interested in divesting one or more of their products. Specifically, we seek to acquire rights to products that are already commercialized in the U.S., preferably with a therapeutic focus on GI, inflammation and/or cancer, which would enable us to commercialize such products independently and build our own marketing and commercialization capabilities. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field.
•	Enhance existing pharmaceutical products, including broadening their range of indications, or launching innovative and advantageous pharmaceutical products based on existing active ingredients. Because there is a large knowledge base regarding existing products, the preclinical, clinical and regulatory requirements needed to obtain marketing approval for enhanced formulations are relatively well- defined. In particular, clinical trial designs, inclusion criteria and endpoints previously accepted by regulators may sometimes be re-used. In addition to reducing costs and time to market, we believe that targeting therapeutics with proven safety and efficacy profiles provides us a better prospect of clinical success.
•	Where applicable, utilize the FDA’s 505(b)(2) regulatory pathway to potentially obtain more timely and efficient approval of our formulations of previously approved products. Under the 505(b)(2) process, we are able to seek FDA approval of a new dosage form, strength, route of administration, formulation, dosage regimen, or indication of a pharmaceutical product that has previously been approved by the FDA. This process enables us to partially rely on the FDA findings of safety and/or efficacy for previously approved drugs, thus avoiding the duplication of costly and time-consuming preclinical and various human studies. See “Government Regulations and Funding - Section 505(b)(2) New Drug Applications.”
•	Cooperate with third parties to develop and/or commercialize therapeutic candidates in order to share costs and leverage the expertise of others.

Our eight current clinical stage therapeutic candidates include “RHB-105”, “RHB-104”, “BEKINDA™”, “RHB-106”,  “Yeliva™”, “MESUPRON®”, “RP101” (subject to an option to acquire) and “RIZAPORT™” and related research and development programs, the most advanced of which are described below.

Our Therapeutic Candidates

Summary

A summary of our therapeutic candidates’ select programs is provided below:

Name of Product	Relevant Indication	Potential Advantages Over Most Existing Treatments	Development Stage	Rights to the Product
RHB-105	H. pylori infection	Improved efficacy, potential to overcome bacterial resistance; all-in-one pill	First Phase III study in the U.S. successfully completed	Acquired all rights to the product, worldwide and exclusive
RHB-104	Crohn’s disease	Novel mechanism of action and improved clinical benefit (targeting suspected underlying cause of Crohn's disease)	First Phase III study in N. America, Israel, Australia, New Zealand and Europe ongoing	Acquired all rights to the product, worldwide and exclusive
RHB-104	Multiple sclerosis (MS)	Oral formulation and novel mechanism of action	Phase IIa proof of concept study in Israel ongoing	Acquired all rights to the product, worldwide and exclusive

RHB-104	Rheumatoid arthritis (RA)	Oral formulation targeting suspected underlying cause of RA and systemic lupus erythematosus	TBD	Acquired all rights to the product, worldwide and exclusive
BEKINDA™	Oncology support anti-emetic	Reduced number of drug administrations, improved compliance and adherence	MAA pursued in Europe. Additional data required for U.S. oncology support program	Worldwide, exclusive license
BEKINDA™	Gastroenteritis/gastritis	No other approved 5HT-3 antagonist for this indication, improved compliance and adherence	Phase III ongoing in gastroenteritis and gastritis in the U.S.	Worldwide, exclusive license
BEKINDA™	IBS-D	Potential 5-HT3 antagonist with improved safety while maintaining efficacy, for broader use in the indication	Phase II in the U.S. planned to be initiated in the coming weeks	Worldwide, exclusive license
RHB-106	Bowel preparation	Oral pill, avoid severe bad taste of chemical solutions, no known nephrotoxicity issues	Licensed to Valeant Pharmaceuticals (which acquired Salix Pharmaceuticals, Inc.)	Worldwide rights licensed to Valeant Pharmaceuticals
YELIVA™	Oncology; advanced solid tumors	Oral administration, first-in-class sphingosine kinase-2 (SK2) selective inhibitor, with anti-inflammatory and anti-cancer activities.	Phase I study in the U.S. completed	Worldwide, exclusive license
YELIVA™	Refractory or relapsed diffuse large B-Cell lymphoma (DLBCL), including patients with virus-induced (e.g., KSHV- or EBV-associated) lymphoma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities.	Phase I/IIa study in the U.S. initiated	Worldwide, exclusive license
YELIVA™	Refractory or relapsed multiple myeloma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities.	Phase Ib/II study planned	Worldwide, exclusive license
YELIVA™	Oncology support, prevention of radiation -associated mucositis in the treatment of head and neck cancer.	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities.	Phase II study planned	Worldwide, exclusive license
MESUPRON®	Gastrointestinal and other solid tumors	Oral administration; new non-cytotoxic approach to cancer therapy inhibiting both tumor invasion and metastasis	Completed two Phase II studies; Pre-clinical studies ongoing	Worldwide exclusive license; excludes China, Hong Kong, Taiwan and Macao
RP101	Pancreatic and other cancers	Oral administration; may prevent chemoresistance, thus maintaining sensitivity of the tumor to chemotherapy and potentially enhancing patient survival	Completed a Phase II study; Pre-clinical studies ongoing	Option to acquire the worldwide exclusive rights to RP101 for all indications, other than to the pancreatic cancer indication in South Korea
RIZAPORT™	Acute migraine	Oral thin film formulation; Avoids exacerbation of nausea, administered without water, ease of use, convenient portability and discrete carriage and use	NDA filed and accepted, Complete Response Letter (CRL) received and response is being prepared; European marketing application approved in Germany	Worldwide, exclusive license and co-development

Combination against Ebola virus	Ebola virus disease	Efficacy and safety	Nonclinical research collaboration with a U.S. government agency ongoing	All worldwide rights to the product

RHB-105

RHB-105 is intended for the eradication of H. pylori bacterial infection in the gastrointestinal tract. RHB-105 is a combination of three approved drug products – omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for digestion of food in the stomach), and amoxicillin and rifabutin which are antibiotics. RHB-105 is administered to patients orally.

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

RHB-105 was granted Qualified Infectious Disease Product (QIDP) designation by the FDA in November 2014. The QIDP designation was granted under the FDA's Generating Antibiotic Incentives Now (GAIN) Act, which is intended to encourage development of new antibiotic drugs for the treatment of serious or life-threatening infections that have the potential to pose a serious threat to public health. The granted QIDP designation allows us to benefit from Fast-Track development status with an expedited development pathway for RHB-105 and Priority Review status which potentially provides shorter review time by the FDA of a future potential marketing application. If approved, RHB-105 will also receive an additional five years of U.S. market exclusivity on top of the standard exclusivity period for a total of eight years.

RHB-105 is targeting a significantly broader indication than that of existing H. pylori therapies, as a first line treatment of H. pylori infection regardless of ulcer status.

As noted above, we acquired the rights to RHB-105 pursuant to an agreement with Giaconda Limited. See “– Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.”

Competition and Market

The most common treatments of H. pylori type bacteria combine clarithromycin or metronidazole antibiotics with amoxicillin and a proton pump inhibitor. Such current standard of care treatments fail in approximately 30% of the patients due to the development of antibiotic resistance, based on reports by Prof. David Y. Graham, MD, et al. published in Nature Clinical Practice Gastroenterology & Hepatology in 2008 and in Gut in 2010. The potential advantage of RHB-105 over these drugs (such as PrevPac® of Takeda Pharmaceuticals NA and Pylera® of Actavis) was shown in a Phase II study comprising of 130 subjects, in which a different formulation of RHB-105, using the same antibiotic ingredients and a similar proton pump inhibitor, was shown to eradicate H. pylori in over 90% of treated patients who failed previous eradication attempts using standard of care treatments, as published in the 2006 study report by Dr. T.J. Borody, et. al. in Alimentary Pharmacology & Therapeutics. Furthermore, top-line results from a Phase III study conducted by us demonstrated 89.4% efficacy in eradicating H. pylori infection with RHB-105 in 118 dyspepsia patients with confirmed H. pylori infection.

We estimate that there are approximately three million H. pylori infected patients present with first time dyspeptic symptoms per annum in the U.S., based on a 2007 report by Colin W. Howden, MD, et. al. published in The American Journal of Managed Care and a 2005 report by Nicholas J. Talley, MD, et al. published in The American Journal of Gastroenterology. Based on this figure, combined with the current price of current branded treatments, we estimate the potential global and U.S. market for RHB-105 at approximately $4.83 billion and $1.45 billion, respectively.

Clinical Development

A Phase II clinical trial in Australia was completed with a different formulation of RHB-105, using the same antibiotic ingredients and a similar proton pump inhibitor. A first Phase III trial in the U.S. was completed in 2015. Top line data showed 89.4% eradication of H. pylori with RHB-105 therapy while open-label standard-of-care yielded an H. pylori eradication of rate of 63% in placebo subjects. The full clinical study report is expected to be available in the first quarter of 2016. We intend to meet with the FDA to discuss the further clinical development path towards marketing approval of RHB-105 through the 505(b)(2) regulatory path.

Professor David Y. Graham, MD, from Baylor College of Medicine, Houston, Texas, served as the lead investigator of the first Phase III clinical trial of RHB-105.

The following chart summarizes the clinical trial history and status of RHB-105:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Number of subjects of the trial	Nature and status of the trial	Schedule
-	Phase IIa	Examining the product’s effectiveness in treating H. pylori infections in patients for whom standard of care had failed to treat the infection	Center for Digestive Disease, Australia	130	The trial was performed and indicated that the treatment is effective for bacteria patients for whom standard of care had failed to treat the infection	Completed in 2005
-	Comparative Bioavailability	Comparing the bioavailability of RHB-105 to the bioavailability of an equivalent dose of commercially available active ingredients	Algorithme Pharma Canada	16	Successfully completed	Completed in 2013
ERADICATE Hp	Phase III	Examining the effectiveness, safety and pharmacokinetics of the final formulation	13 sites in the US	Up to 118	Successfully completed	Completed in 2015; Final results expected in Q1 2016
TBD	Phase III	Assess the safety and efficacy of RHB-105 as compared to active comparator	TBD	TBD	Planned for initiation in Q3 2016	TBD

An additional Phase III study comparing RHB-105 to current therapy is planned to be undertaken following completion of the ERADICATE Hp study. Supplemental studies may be required as part of the RHB-105 global development program and regulatory strategy.

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

RHB-104 is a patented combination of clarithromycin, clofazimine and rifabutin, three generic antibiotic ingredients, in a single capsule. The compound was developed to treat Mycobacterium avium paratuberculosis (MAP), infections in Crohn’s disease. According to a 2007 article in The Lancet Infectious Diseases by Feller et. al., which contains a meta-analysis of 18 published scientific and clinical trials, Crohn’s disease patients are seven times more likely to be infected with MAP than non-Crohn’s patients.

To date, Crohn’s disease has been considered to be an autoimmune disease, but the exact pathological mechanism is unclear. Dr. Robert J. Greenstein suggested in The Lancet Infectious Diseases, 2003 that Crohn’s disease is caused by MAP, the same organism responsible for a major cause of disease in animal agriculture production, domestic and wild animals. This hypothesis is supported by an expanding number of scientific and clinical studies published in peer reviewed journals since a National Institute of Allergy and Infectious Diseases conference that focused on MAP in Crohn’s disease took place in 1998. Specific genetic loci like NOD2 have been implicated in the pathogenesis of Crohn’s disease with mutations in NOD2 suspected of leading to defective recognition of MAP and increased compensatory immune activation in patients with Crohn’s disease.

In 2011, we obtained FDA “Orphan Drug” status for RHB-104 for the treatment of Crohn’s disease in the pediatric population. See “– Government Regulations and Funding Orphan Drug Designation.”

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

On February 12, 2012, we entered into an agreement with Q Squared Solutions LLC (f/k/a Quest Diagnostics Ltd.) (Q Squared) to develop a commercial diagnostic test for detecting the presence of MAP bacterial DNA in the blood based upon the rights we acquired from the University of Central Florida Research Foundation, Inc. Additional intellectual property covering other aspects of MAP detection was licensed from the University of Minnesota in December 2014 in order to potentially enhance our ability to detect MAP.  On January 29, 2015, we announced that, together with Q Squared, we concluded a pre-submission meeting with the FDA regarding the development path of a commercial companion diagnostic test for the detection of MAP in Crohn’s disease patients. We initiated a study of Crohn's disease patients to assess the clinical utility of the companion diagnostic test during the third quarter of 2015.

Market

According to GlobalData, a provider of market intelligence for the pharmaceutical sector, there were approximately 1.38 million diagnosed cases of Crohn's disease in the 10 major markets in 2015. This number of diagnosed cases is expected to increase to 1.48 million by 2022.

The MAP bacterium is suspected of being a major factor in causing the inflammatory symptoms of Crohn’s disease patients. According to a study by Bull TJ, et. al. in 2003 in Journal of Clinical Microbiology, MAP was detected in 92% of Crohn’s disease patients evaluated in the study. According to a 2014 report by EvaluatePharma, a leading market intelligence and information resource, the market of drug treatments for Crohn’s disease was estimated to exceed $5.7 billion worldwide in 2015. The report also estimates that the worldwide market for drug treatment of Crohn’s disease will exceed $6 billion in 2017.

Competition

Unlike drugs on the market for the treatment of Crohn’s disease, which are immunosuppressive agents, RHB-104 is intended to address the suspected cause of the disease, MAP bacterial infection. To the best of our knowledge, there are no drugs approved for marketing that target infections of MAP bacteria in Crohn’s disease patients.

Currently available drugs on the market for the treatment of Crohn’s disease offer only symptomatic relief, the effects of which are largely temporary and accompanied by numerous adverse effects. A summary of these side effects described by Dr. Carol Nacy et. al. in a report from the American Academy of Microbiology published in June 2007 is included in the following chart (except with respect to 5-Aminosalicylates (5-ASA) as indicated below).

Drug Family	Example of Drug from the Family	Effect	Common Side Effects
5-Aminosalicylates (5-ASA)	Mesalamine	Possible efficacy in inducing remission in limited subgroups of patients with mild to moderate CD (Feldman PA et. al.. Clin Colon Rectal Surg. 2007 Nov; 20(4): 269–281), although no longer recommended (Sandborn WJ Gastroenterology 2014;147:702–705)	Side effects include headache, nausea , bloating, abdominal pain cramping loss of appetite vomiting rash, fever, diarrhea, decrease sperm count and rarely kidney injury (Crohn's & Colitis Foundation of America)
Corticosteroids	Prednisone	Relatively good effectiveness, for some patients only	Headaches, swinging moods, muscle and bone weakness, heart failure, diabetes and risk of infections

Immunomodulatory drugs	6-Mercaptopurine Methotrexate Azathioprine	High effectiveness, but only for a limited time and for some patients	Suppresses the immune system causing risks of infection or even cancer, negative side effects on the liver, kidneys and blood
Biological agents –Anti-TNF-α and other monoclonal antibody drugs. TNF (Tumor Necrosis Factor) is a component of the immune system.	Infliximab Adalimumab Certolizumab pegol Vedolizumab	Administered intravenously (IV) or subcutaneously every 1-8 weeks. Effective for some patients (30-40%). Effectiveness decreases over time	Suppresses a central component of the immune system. Risk of infectious diseases, cancer and damage to the nervous system

We may also be exposed to potentially competitive products which may be under development to treat Crohn’s disease, including new anti-TNFα and other biological therapies. Additionally, a clinical trial is being conducted by Valeant with the antibiotic rifaximin (Xifaxan®) for the treatment of Crohn’s disease.

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

We are currently conducting our first Phase III clinical trial in North America, Israel, Australia, New Zealand, Poland and other countries with RHB-104 (MAP US) as well as preparing a planned second clinical trial in Europe. These trials, based on the analysis and data from a Phase III trial conducted in Australia with the RHB-104 active ingredients in a different formulation, are designed as a Phase III trial for Crohn’s disease patients. The Map U.S. trial commenced in October 2013. We plan to increase the number of clinical sites of the MAP U.S. trial, currently ongoing from 100 to 120, and expect to include new sites mainly in Europe.

The MAP US trial of RHB-104 is being led by Professor David Y. Graham, MD, of Baylor College of Medicine, Houston, Texas, U.S., while the second Phase III clinical trial of RHB 104, in Europe (MAP Europe), will be led by Professor Colm O’Morain, MD, of Meath and Adelaide Hospital, Dublin, Ireland.

In October 2012, we entered into an agreement with our Canadian service provider which, in turn, entered into a back-to-back agreement with a Canadian manufacturer to complete the manufacturing and supply of RHB-104 for our clinical trials. In addition, we entered into an additional manufacturing agreements directly with the Canadian manufacturer.

In June 2011, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with PharmaNet Canada Inc. for the provision of clinical trial services for the RHB-104 adult studies in North America and Europe. PharmaNet was subsequently acquired by inVentiv Health and our agreements were transferred to inVentiv. See “– Master Service Agreements with Canadian service provider” and see also "– Clinical Services Agreement related to RHB-104."

Subsequent to our discussions with the FDA for approval to conduct the North American trial based upon an Investigative New Drug (IND) approved by the FDA on July 18, 2007, we made a number of changes to the original protocol. On August 29, 2012, we revised the IND filed by Giaconda with the submission of a new Phase III protocol to the FDA, and after 30 days, the IND became effective. Based upon the response from the FDA on issues relating to the clinical study, additional changes have been made, and will be made, to the clinical study in North America and Israel and other countries. A further amendment to the protocol was submitted to the FDA on December 23, 2014 responding to recommendations from the investigators and to expedite recruitment in the study.

Approximately 270 Crohn’s disease patients are currently expected to participate in the MAP US trial. Half of the patients will receive RHB-104 and half will receive a placebo drug over a period of approximately six months to determine efficacy, with an additional six month follow-up period to further investigate maintenance of efficacy and safety. A Clinical Trial Application (CTA) for MAP EU Study has been submitted in Europe and approved by three countries to date.

The following chart summarizes the clinical trial history and status of RHB-104 and its earlier individual active agents:

Clinical trial author/design- nation	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
Borody 2002	Phase IIa	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	12	Performed	Completed in 2002
Borody 2005	Phase II	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	52	Performed	Completed in 2005
Selby	Phase III	Examining the effect of the treatment with the product on Crohn’s disease patients	20 clinical centers in Australia	213	The trial was performed and indicated promising improvement rates, although it did not meet the main trial objective, as defined	Published in 2007
Biovail PK study 2007	PK Study	Optimize the formulation of RHB-104 on a PK basis.	Toronto, Ontario	24	Trial compared two formulations to determine the optimum formulation for RHB-104	Completed in 2007
MAP US	Phase III	Assess the safety and efficacy of RHB-104 in Crohn’s disease patients	US, Canada. Israel, Australia, New Zealand and Europe	270	Phase III trial in North America and Israel and other countries has commenced	First patient entered study in Q3 2013
MAP EU	Phase III )	Assess the safety and efficacy of RHB-104 in Crohn’s disease patients	Europe and potential other countries	To be determined	Under examination
Food Effect Study	PK Study	Determine the effect of food on the bioavailability of RHB-104 in healthy volunteers	Algorithme Pharma, Canada	84	Completed	Completed in 2014
Drug-Drug Interaction Study	PK Study	To assess the net pharmacokinetic effect of multiple doses of RHB-104 on CYP3A4 enzymes in healthy volunteers	Algorithme Pharma, Canada	36	Ended	Ended in 2014

Supplemental studies will be required as part of the RHB-104 global development program and regulatory strategy.

We cannot predict with certainty our development costs, and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

Multiple Sclerosis Indication of RHB-104

We have performed several preclinical studies, including studies in an experimental autoimmune encephalomyelitis (EAE) mouse model of MS, to investigate the potential impact of RHB-104 in treating MS. The first preclinical study measured cytokine production (biomarkers of inflammation) and demonstrated that the RHB-104 treatment led to a significant reduction of pro-inflammatory cytokine concentrations of IL-6 and TNF, which are associated with inflammation and MS, compared to the control group. The second preclinical study measured the efficacy of RHB-104 as prophylactic therapy, and the treatment with RHB-104 demonstrated a significant reduction in the inflammatory area and level of demyelination, compared with the control group. The third preclinical study measured relapses, demonstrating RHB-104’s efficacy in significantly reducing the incidence of relapse compared with the control group. Following these preclinical studies, we are conducting a Phase IIa proof of concept clinical trial at two sites in Israel. This clinical trial was initiated in June 2013 with interim top-line results expected during the first quarter of 2016.

MS is an inflammatory, demyelinating, and neurodegenerative disease of the central nervous system of uncertain etiology that exhibits characteristics of both infectious and autoimmune pathology. There is a growing consensus in the medical community that a dysregulated immune system plays a critical role in the pathogenesis of MS.

The following chart summarizes the development history and status of RHB-104-MS:

Trial name	Development phase	Purpose of the trial	Clinical trial sites	Planned number of subjects of the trial	Nature and status of the trial	Schedule
Experimental Autoimmune Encephalomyelitis (EAE) Mouse T-cell Function Study	Pre-Clinical	Measure cytokine production as a measure of inflammation in EAE mice treated with RHB-104 vs. negative controls	-			Completed 2012
Experimental Autoimmune Encephalomyelitis (EAE) Prophylaxis Study	Pre-Clinical	Scoring EAE severity in mice treated prophylactically with RHB-104 vs. negative controls	-			Completed 2012
Experimental Autoimmune Encephalomyelitis (EAE) Relapse Study	Pre-Clinical	Scoring EAE severity in mice treated with RHB-104 vs. negative and positive controls	-			Completed 2012
Lipopolysaccharide (LPS)-induced cytokine production study	Pre-Clinical	Measure LPS induced cytokine production in C57BL/6 mice treated with RHB-104 vs. negative and positive controls	-			Completed 2013
CEASE-MS	Phase IIa	Proof of concept study to assess the safety and efficacy of RHB-104 in Relapsing Remitting MS	Israel	16-18	In process	Interim top-line results expected in Q1 2016

Additional trials will be required as part of the RHB-104 MS global development program and regulatory strategy.

We cannot predict with certainty our development costs and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

BEKINDA™ (RHB-102)

BEKINDA™ is a once-daily controlled release oral formulation of ondansetron, a leading member of the family of 5HT-3 serotonin receptor inhibitors. We are developing two dose strength products, a 24 mg dose and a 12 mg dose. They are being developed for use in the following indications, the first two of which are novel indications for ondansetron targeting large potential markets and the third is an existing indication of ondansetron and therefore targets a smaller potential market:

1)	Gastroenteritis and gastritis - 24 mg strength
2)	Irritable Bowel Syndrome with Diarrhea (IBS-D) - 12 mg strength
3)	Prevention of chemotherapy and radiotherapy induced nausea and vomiting (oncology support) – 24 mg strength

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

Competition and Market

A single dose of BEKINDA™ is intended to treat nausea and vomiting over a time window of approximately 24 hours. This is potentially advantageous for acute gastroenteritis and gastritis patients as it is intended to provide them with relief from nausea and vomiting symptoms for a full 24-hour period with a single oral tablet, thus avoiding the need to take additional drugs (tablets) during the day or receiving intravenously administered drugs. BEKINDA™ could also potentially reduce the burden on health systems by reducing visits to emergency departments.

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

Clinical Development

We have initiated a randomized, double-blind, placebo controlled, parallel group Phase III trial (GUARD study) that is conducted in up to 30 clinical sites in the U.S. and is expected to enroll 320 adults and children over the age of 12 who suffer from acute gastroenteritis/gastritis. Patients are randomized to receive either BEKINDA™ or a placebo. The primary endpoint for the trial is the absence of vomiting, need for rescue medications or IV hydration from 30 minutes through 24 hours after the first dose of study medication. Secondary endpoints include, among others, frequency of vomiting, severity and time to resolution of nausea and time to resumption of normal activities. Top-line results from the BEKINDA™ GUARD Phase III trial are expected during the second half of 2016.

The lead investigator for the Phase III study is Dr. Robert A. Silverman, MD, MS, Associate Professor at the Hofstra North Shore-LIJ School of Medicine and an emergency medicine specialist.

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
GUARD Study	Phase III	Randomized double blind placebo controlled Phase III study in gastroenteritis and gastritis	Up to 12 sites in the U.S.	320	Evaluating the safety and efficacy of BEKINDA™ in gastroenteritis and gastritis	Top line date expected in H2 2016

Following prior discussions with the FDA and the UK Medicines and Healthcare Products Regulatory Agency (MHRA), the study is intended to support potential future submissions of marketing applications in both the U.S. and Europe in this indication.

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

Irritable Bowel Syndrome with Diarrhea (IBS-D) Indication of BEKINDA™

Irritable bowel syndrome (IBS) is a multifactorial disorder marked by recurrent abdominal pain or discomfort and altered bowel function. It affects between 10 and 20 percent of the population in the developed world, about one-third of whom have IBS associated with diarrhea (IBS-D). Certain factors that alter gastrointestinal function can contribute to IBS symptoms, including stress, prior gastroenteritis, changes in the gut microbiome, and bile acids and short-chain fatty acids, which may stimulate serotonin (5-HT) release and increase colonic permeability and motility. (Source: http://www.mayoclinic.org/medical-professionals/clinical-updates/digestive-diseases/better-agents-needed-irritable-bowel-syndrome-diarrhea).

In preliminary studies, ondansetron has demonstrated activity in IBS-D (Garsed K, Chernova J, Hastings M, et al. Gut Published Online First December 12, 2013). Unlike alosetron (a currently approved 5-HT3 antagonist in IBS-D), ondansetron has not been noted to cause ischemic colitis (FDA labeling for Lotronex® (alosetron), 2010; FDA labeling for Zofran® (ondansetron), 2014).

BEKINDA™ is a bimodal release formulation of ondansetron. It provides an initial release similar to immediate release ondansetron and then extended release over 24 hours. Because of its extended release properties, and once daily dosing we believe it is a promising candidate for treatment of IBS-D.

Competition and Market

Irritable bowel syndrome is one of the most common gastrointestinal disorders, and irritable bowel syndrome with diarrhea is the most common subtype of IBS in the U.S., according to a report by GlobalData, a provider of market intelligence for the pharmaceutical sector.

According to reports by Saito YA. et al published in 2002 in The American Journal of Gastroenterology and by Lovell RM et al., published in 2012 in Clinical Gastroenterology and Hepatology, it is estimated that at least 30 million Americans may suffer from IBS. According to GlobalData, worldwide over approximately 40% of the cases of IBS will be of the IBS-D subtype.

According to a 2015 report from EvaluatePharma, a provider of market intelligence for the pharmaceutical sector, the U.S. potential market for IBS-D treatments is estimated to reach approximately $1.3 billion in 2020.

To the best of our knowledge, there is one other 5-HT3 serotonin receptor inhibitor indicated for this indication – alosetron (currently marketed by Prometheus Laboratories Inc., Actavis plc and Roxane Laboratories). However, alosetron is approved only for the treatment of IBS in women with severe chronic IBS-D and is under a restricted prescribing program due to potential severe side effects. The active ingredient in BEKINDA™, ondansetron, is approved by the U.S. FDA as an oncology support antiemetic and has a good safety profile. Therefore, we believe that BEKINDA™, if approved, has the potential to be the preferred 5-HT3 serotonin receptor inhibitor treatment for patients suffering from IBS-D. To the best of our knowledge, the patent for alosetron (Lotronex®) expired in November 2015. According to GlobalData, the U.S. sales of Lotronex® exceeded $60 million in 2015.

To the best of our knowledge, the main competitor for BEKINDA™ for the treatment of IBS-D is Xifaxan® (Rifaximin) marketed in the U.S. by Valeant. Xifaxan® is an antibiotic treatment which was approved for the treatment of IBS-D in May 2015. Xifaxan® was previously approved in the U.S. for the treatment of hepatic encephalopathy and traveler's diarrhea. According to a report by GlobalData, it is believed that Xifaxan® exerts its therapeutic effects in patients with IBS by treating intestinal bacteria overgrowth. Xifaxan® is administered orally at a dose of 550 mg three times daily for two weeks in the treatment of IBS-D patients. According to a GlobalData analysis, due to the chronic nature of IBS, physicians may have safety concerns associated with the long-term use of antibiotics, such as the induction of antibiotic resistance and imbalance in the intestinal flora. According to a report by EvaluatePharma, the worldwide annual sales of Xifaxan® for the treatment of IBS-D are estimated to exceed $920 million by 2020. To the best of our knowledge, an oral version of Aloxi® was approved in August 2008 in the U.S., but is not currently marketed in the U.S.

Viberzi® (eluxadoline) is another new drug approved for the treatment of IBS-D in May 2015. Viberzi® is a locally-acting mu-opioid receptor agonist and a delta-opioid receptor antagonist marketed in the U.S. by Ironwood Pharmaceuticals and Allergan plc. According to a report by EvaluatePharma, the worldwide sales of Viberzi® are estimated to reach $470 million in 2020.

To the best of our knowledge, the most advanced treatment for IBS-D currently in development for the U.S. market is ibodutant, developed by A. Menarini Industrie Farmaceutiche Riunite Srl. Ibodutant is an oral tachykinin NK2 receptor antagonist, Ibodutant is currently undergoing a Phase III study for the treatment of women with IBS-D.

Clinical Development

We are conducting a randomized, double-blind, placebo controlled, Phase II trial that will be conducted in up to 12 clinical sites in the U.S. and is expected to enroll 120 adults over the age of 18 who suffer from IBS-D. Patients will be randomized to receive either BEKINDA™ 12 mg daily or a placebo.

The primary endpoint for the trial is the proportion of patients in each treatment group with response in stool consistency on study drug as compared to baseline. Response is defined as per FDA guidelines for the indication. Additional endpoints will be analyzed including:

  Proportion of patients in each treatment group who are pain responders, per FDA guidance definition
  Proportion of patients in each treatment group who are overall responders, per FDA guidance definition
  Differences between treatment groups in
    Abdominal pain
    Abdominal discomfort
    Frequency of defecation
    Incidence and severity of adverse events

IBS-D Phase II trial is expected to be initiated during the first quarter of 2016.

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
TBD	Phase II	Randomized double blind placebo controlled phase II study in IBS-D	Up to 12 sites in the U.S.	120	Evaluating the safety and efficacy of BEKINDA™ 12 mg in IBS-D	Expected to be initiated in Q1 2016

We cannot predict with certainty our development costs and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.

Oncology Support Indication of BEKINDA™

Competition and Market

Chemotherapy-induced nausea and vomiting (CINV) is among the most severe symptoms cited by cancer patients receiving chemotherapy. CINV negatively impacts health-related quality of life following moderately and highly emetogenic chemotherapy (MEC and HEC) while leading to increased resource use and costs. BEKINDA™ (ondansetron) belongs to the family of 5-HT3 serotonin receptor inhibitors, which account for a substantial market share of CINV treatments. According to a report from EvaluatePharma, a provider of market intelligence for the pharmaceutical sector, the worldwide sales of 5-HT3 serotonin receptor inhibitors for CINV are estimated to exceed $479 million in 2016.

To the best of our knowledge, the main competitors of BEKINDA™ are other 5-HT3 serotonin receptor inhibitors. This class of medication includes the active ingredient ondansetron (the generic drug marketed in the U.S. under the trade name Zofran®, originally produced by GlaxoSmithKline). Additional first-generation generic drugs from the same family contain the active ingredient granisetron (marketed in the U.S. under the name Kytril®, produced by Hoffman-La Roche Ltd.) or the active ingredient dolasetron (marketed in the U.S. under the name of Anzemet®, produced by Sanofi-Aventis Group). In addition, second-generation drugs containing the active ingredient palonosetron are still under patent and marketed in the U.S. under the brand names Aloxi® and Akynzeo® by Eisai Pharmaceuticals Inc., or Eisai.

Ondansetron became generic in the U.S. in December 2006. The drug is available in the U.S. in the form of oral tablet, ODT, oral soluble film, oral solution and intravenous (IV) formulations.

Granisetron and dolasetron are additional first-generation generic drugs from the same family of 5-HT3 serotonin receptor inhibitors. The generic drugs containing these active ingredients are available both orally and intravenously and by transdermal patch. Additionally, Heron Therapeutics is developing Sustol®, a long-acting formulation of granisetron for the prevention of both acute and delayed CINV associated with moderately emetogenic chemotherapy (MEC) or highly emetogenic chemotherapy (HEC). To the best of our knowledge, a U.S. New Drug Application (NDA) for Sustol® is currently under review by the FDA. Sustol® is administered by injection.

BEKINDA™ is planned to be delivered orally, in tablet form. Oral administration is expected to allow self-administration by patient, without the need for a clinical setting, thus potentially saving patient travel time to the clinic or hospital and reducing health care professional work load, which we believe will lower its cost relative to currently available intravenous (IV) alternatives.

Aloxi® is a second-generation drug from the same family of inhibitors. To the best of our knowledge, it is currently administered only intravenously in the U.S. Akynzeo®, is a fixed combination capsule comprised of oral palonosetron (the API in Aloxi®) and netupitant (NK1), and is the first orally available 5-HT3 and NK1 combination product to reach the market. Akynzeo® was approved by the FDA in October 2014 for prevention of acute and delayed nausea and vomiting following chemotherapy and is marketed by Eisai Inc. in the U.S. Both Aloxi® and Akynzeo® have longer duration of action in the body and are the only drugs in this family that were approved for use with an indication of nausea and vomiting prevention for more than 24 hours from the chemotherapy treatment (delayed onset). This means that the drugs continue to be effective from the time of their administration for more than the ensuing 24 hours. The price of these drugs is significantly higher than Zofran® and is estimated at approximately $480 per treatment with Aloxi® IV and approximately $560 per capsule of Akynzeo®, according to www.goodrx.com.

A single dose of BEKINDA™ is anticipated to prevent chemotherapy or radiotherapy-induced nausea and vomiting over a time window of approximately 24 hours. This effectiveness period is significantly longer than the effective time of Zofran® 8 mg, which is indicated to be administered several times a day. This is potentially advantageous for cancer patients undergoing chemotherapy and radiation treatments that would prefer to avoid the need to take additional drugs (tablets) during the day after the treatment, when they may suffer attacks of nausea and vomiting.

The potential advantages of BEKINDA™ compared to Aloxi®, the first of the only two drugs that have a relatively long-term effect (beyond 24 hours, as stated above), are the delivery method and price. Aloxi® is a drug that in the U.S. is delivered intravenously and costs approximately $480 per dose according to www.goodrx.com. BEKINDA™ is planned to be delivered orally, in tablet form. Oral administration is expected to allow self-administration by patient, without the need for a clinical setting, thus saving patient travel time to the clinic or hospital and reducing health care professional work load, significantly lowering its cost relative to currently available IV alternatives, including Aloxi®.

The potential advantage of BEKINDA™ compared to Akynzeo®, the second drug to have long-term effect, is the price. Akynzeo® is priced at approximately $560 per capsule according to www.goodrx.com. We estimate that the high price of Akynzeo® provides sufficient margins for BEKINDA™ to be priced significantly lower than Akynzeo® and potentially capture a large segment of the market at a premium price to the generic ondansetron tablets that need to be taken multiple times per day.

To the best of our knowledge, there are several plans to develop new products in the area of nausea and vomiting prevention, including the development of a product that directly competes with BEKINDA™, for controlled release of ondansetron, based on a different technology of controlled release developed by Eurand N.V. and now owned by Allergan Plc. To the best of our knowledge, this product completed Phase II trials and according to GlobalData, a provider of market intelligence for the pharmaceutical sector, the development program for this drug is currently inactive.

Clinical Development

We completed two comparative bioavailability studies of BEKINDA™ given once daily as compared to approved regimens of Zofran® 8 mg tablets given in multiple doses per day, a food-effect study and a comparative bioavailability study of BEKINDA™ given once daily as compared to Zofran® 16 mg suppository, which is approved in major territories in the EU.

In order to carry out pharmacokinetic trials for BEKINDA™, in November 2011 we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with Algorithme Pharma Inc., a Canadian clinical research organization specializing in the performance of clinical trials. Algorithme Pharma Inc. performed the clinical trial described below for BEKINDA™. See “ Master Service Agreement with 7810962 Canada Inc.”

The following chart summarizes the pharmacokinetic trial history and status of BEKINDA™:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Number of subjects of the trial	Nature and status of the trial	Schedule
PK Program	Comparative Bioavailability	Four PK studies of BEKINDA™	Algorithme Pharma, Canada	Total of 80 healthy volunteers	To support marketing applications in EU and US in oncology support	Completed in 2014

In light of the positive results of the clinical pharmacokinetic studies, we submitted a Marketing Authorization Application (MAA) in Europe for chemotherapy and radiotherapy-induced nausea and vomiting in December 2014 and have received an extension to respond to comments from MHRA until Feb 2016 following which we recently decided to withdraw the MHRA MAA and initiated discussions for potential MAA submission in other EU member states. Accordingly, we recently met with the French Agence Nationale de Sécurité du Médicament (ANSM) to seek further guidance about the potential path to approval in the EU for the oncology support indications. In the U.S., the FDA feedback in 2015 indicated that additional clinical efficacy data is required to support a U.S. New Drug Application (NDA) with BEKINDA™ for oncology support indications under the 505(b)(2) regulatory path. Further development for oncology support indications will be decided as more feedback is received from additional EU member states and data from the ongoing and planned efficacy studies of BEKINDA™ for gastroenteritis and gastritis and IBS-D becomes available.

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

On February 27, 2014, we entered into a licensing agreement with Salix Pharmaceuticals, Ltd. (Salix), which was later acquired by Valeant Pharmaceuticals International, Inc., or Valeant, by which Salix licensed the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation and rights to other purgative developments. Pursuant to this agreement, we received an upfront payment of $7 million and are entitled to an additional potential $5 million in subsequent milestone payments. In addition, as part of the terms of the agreement, Salix agreed to pay us tiered royalties on net sales of RHB-106, ranging from the low single-digits up to low double-digits. See “– Acquisition and License Agreements – Exclusive License Agreement with Valeant Pharmaceuticals International, Inc.”

Competition and Market

According to a report by EvaluatePharma, the worldwide market of laxative products intended for cleansing the gastrointestinal system was estimated to reach approximately $1.3 billion in 2016.

To the best of our knowledge, the main competitors for RHB-106 are gastrointestinal cleansing products based on polyethylene glycol (PEG 3350). These products are delivered in the form of a water-soluble powder, and require users to drink between 2-4 liters of solution before performance of the gastroenterological procedure. In addition to the need to drink considerable amounts of solution, a common side effect that raises difficulties with users is the accompanying harsh and unpleasant taste leading to potential difficulties with patient compliance. RHB-106 offers the potential for improved patient compliance because it is tasteless and eliminates the need for drinking liters of poor tasting electrolyte solution. RHB-106 also potentially has an advantage compared to currently available tablet products in the field, in that it does not contain sodium phosphate, an active ingredient linked with a risk of nephrotoxicity.

An additional product, called PrepoPikTM in the U.S., is manufactured by Ferring Pharmaceuticals and received FDA approval on July 17, 2012. The product, marketed under the name PicoPrepTM in other countries, is based on an active chemical ingredient called sodium picosulfate, the same active ingredient used in RHB-106. This product is intended to be used for clearing the gastrointestinal system and it is given in the form of a water-soluble powder and requires drinking quantities of fluids.

Products administered in the form of tablets or capsules that were released on the market in the U.S., such as OsmoPrep® and Visicol® (produced by Valeant), are based on a chemical substance called sodium phosphate. In December 2008, the FDA published a severe warning against the use of these products due to rare but severe side effects linked to kidney damage. As a consequence of this development, the FDA required in 2008 that oral sodium phosphate products carry a severe warning (black box label). As announced by Salix Pharmaceuticals Inc. (now Valeant), following the black box warning received from the FDA, sales in 2009 of these products declined by 39% compared to 2008.

A leading product among the PEG 3350 family of products is MoviPrep®, marketed by Valeant in the U.S. and by Norgine B.V. in Europe. It requires drinking about 2 liters of solution, and some users report it has an unpleasant taste. The potential advantage of RHB-106 over the current competitor products of the PEG 3350 type (such as MoviPrep®), as well as over PicoPrepTM, is that it is tasteless, permits the patient to drink any clear liquid with the product and spares the patient the exposure to the harsh tastes that may accompany these products. RHB-106 also does not fall under the black box warning against nephrotoxicity issued by the FDA in December 2008 with respect to currently marketed sodium phosphate capsule preparations.

Salix Pharmaceuticals, Inc. (now Valeant), which acquired a worldwide exclusive license to RHB-106 and other purgative developments from us, estimated in its 2014 Investor Day that the peak year revenue from their encapsulated bowel prep would reach approximately $280 million.

Clinical Development

Following the acquisition of Salix Pharmaceuticals by Valeant, we received confirmation, in July 2015, that Valeant is continuing the development of RHB-106.

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical site	Number of subjects of the trial	Nature and status of the trial	Performance schedule
-	Phase IIa	Comparison of the product’s effectiveness and safety with an existing products	Center for Digestive Disease, Australia	60	Performed	Completed in 2005

YELIVA™ (ABC294640)

YELIVA™ is a proprietary, first-in-class, orally-administered sphingosine kinase-2 (SK2) selective inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple inflammatory, gastrointestinal (GI) and oncology indications.

YELIVA™ inhibits SK2, a lipid kinase that catalyzes formation of the lipid signaling molecule sphingosine 1-phosphate (S1P). S1P promotes cancer growth, and proliferation and pathological inflammation, including TNFα signaling and other inflammatory cytokine production. Specifically, by inhibiting the SK2 enzyme, YELIVA™ blocks the synthesis of S1P which regulates fundamental biological processes such as cell proliferation, migration, immune cell trafficking and angiogenesis, and is also involved in immune-modulation and suppression of innate immune responses from T cells.

On March 31, 2015, we entered into an exclusive worldwide license agreement with Apogee Biotechnology Corporation (Apogee), pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to YELIVA™) and additional intellectual property for all indications. Under the terms of the agreement, we agreed to pay Apogee an upfront payment of $1.5 million, as well as $4 million in potential milestone payments, and tiered royalties starting in the low double-digits. See “– Acquisition and License Agreements – License Agreement for YELIVA™”.

Competition and Market

YELIVA™, an orally-administered, first-in-class sphingosine kinase-2 (SK2) inhibitor is being developed for various indications, including for the treatment of refractory/relapsed diffused large B-cell lymphoma (DLBCL), for refractory or relapsed multiple myeloma and for radioprotection in cancer patients undergoing therapeutic radiotherapy. Additional oncology and inflammatory disease indications are currently being explored.

DLBCL can affect any age group but occurs mostly in older people (average age is mid-60s). The most widely used treatment for DLBCL is chemotherapy, usually with a regimen of 4 drugs known as CHOP (cyclophosphamide, doxorubicin, vincristine, and prednisone), plus the monoclonal antibody rituximab (Rituxan®). This regimen, known as R-CHOP, is most often given in cycles 3 weeks apart.

According to the American Cancer Society, DLBCL is the most common subtype of non-Hodgkin’s lymphoma in the U.S., accounting for an estimated 30% of the approximately 72,000 projected non-Hodgkin’s lymphoma cases to be diagnosed in the U.S. in 2016. The total worldwide sales of DLBCL therapies are estimated to reach approximately $1.5 billion in 2016 according to GlobalData. There are several drugs in late-stage clinical development for DLBCL.

According to the American Cancer Society, approximately 30,000 new cases of multiple myeloma will be diagnosed in the U.S. in 2016. The risk of multiple myeloma increases as people age. Most people diagnosed with this cancer are at least 65 years old and less than 1% of cases are diagnosed in people younger than 35. Standard treatment options for multiple myeloma include biological therapy, chemotherapy, corticosteroids, stem cell transplantation and radiation therapy. The total worldwide sales of multiple myeloma therapies are estimated to exceed $12 billion in 2016 according to GlobalData. There are several drugs in late-stage clinical development for multiple myeloma.

Radiation therapy can cause both acute and chronic side effects. The side effects that develop depend, among other things, on the area of the body being treated, the dose given per day, the total dose given, the patient’s general medical condition, and other treatments given at the same time. Acute side effects may include skin irritation or damage at regions exposed to the radiation beams. The oral cavity is highly susceptible to direct and indirect toxic effects of cancer chemotherapy and ionizing radiation. According to a 2011 publication by Peterson DE et al., the incidence of World Health Organization (WHO) grade 3 or 4 oral mucositis in patients receiving high-dose head and neck radiation (e.g. 6000–7000 Gy) to the oral cavity approaches 85%, but all treated patients have some degree of oral mucositis. There are currently limited therapeutic options to prevent oral mucositis in cancer patients undergoing radiotherapy. To the best of our knowledge, several drugs are currently in development for prevention of oral mucositis in cancer patients undergoing radiation therapy. The most advanced programs undergoing Phase II clinical studies include IZN-6N4, an oral rinse developed by Izun Pharamaceuticals Corp., GC-4419, a small molecule enzyme replacement developed by Galera Therapeutics, Inc., Brilacidin, a defensin-mimetic antibiotic developed by Cellceutix Corporation and Cobiprostone, a locally acting chloride channel activator, developed by Sucampo Pharmaceuticals, Inc.

To the best of our knowledge, there is only one other SK2 inhibitor being developed by SphynKx Therapeutics LLC. According to the SphynKx Therapeutics website, the company’s sphingosine kinase-2 inhibitor program is targeting fibrosis and is currently in pre-clinical development stage of lead optimization.

Clinical Development

ABC-101: Oncology, advanced solid tumors

The last patient completed the final scheduled follow-up visit in the Phase I study evaluating YELIVA™ in advanced solid tumors in the summer of 2015. The Phase I study was conducted at the Medical University of South Carolina Hollings Cancer Center. The open-label, dose-escalation, pharmacokinetic (PK) and pharmacodynamic (PD) first-in-human Phase I study of YELIVA™ enrolled 22 patients with advanced solid tumors. The study met both its primary and secondary objectives. The primary objectives were to identify the maximum tolerated dose (MTD) and the dose limiting toxicities (DLTs) and to evaluate the safety of YELIVA™. The secondary objectives were to determine the pharmacokinetic (PK) and pharmacodynamic (PD) properties of YELIVA™ and to assess its antitumor activity.

Top-line results reported on October 26, 2015 showed that YELIVA™ can be safely administered to cancer patients in doses that provide circulating drug levels that are predicted to have therapeutic activity, based on levels required in preclinical models. A full analysis and the final clinical study report are expected in the first quarter of 2016.

The study was supported by grants from the National Cancer Institute (NCI) and the FDA’s Office of Orphan Products Development (OOPD) awarded to Apogee.

ABC-102: Refractory/relapsed diffused large B-cell lymphoma (DLBCL)

In June 2015, we initiated a Phase I/II study in the U.S. evaluating YELIVA™ in patients with refractory/relapsed diffuse large B-cell lymphoma (DLBCL) was initiated at the Louisiana State University Health Sciences Center (LSUHSC) in New Orleans.

The study will evaluate the safety and tolerability of YELIVA™, as well as provide a preliminary evaluation of efficacy of the study drug in patients with refractory/relapsed DLBCL, primarily patients with HIV-related DLBCL. Up to 33 patients are expected to be enrolled in the study. The study is funded primarily by a grant awarded to Apogee by the National Cancer Institute Small Business Technology Transfer program. Dr. Chris Parsons, MD, an associate professor in the Departments of Medicine and Microbiology, Immunology & Parasitology at LSUHSC, is the lead investigator for the study.

ABC-103: Refractory or relapsed multiple myeloma

We plan to initiate a Phase I/II study of YELIVA™ for the treatment of refractory or relapsed multiple myeloma in 2016. The study will be conducted at Duke University Medical Center and is planned to enroll up to 77 patients. Dr. Yubin Kang, MD, associate professor in the Division of Hematologic Malignancies and Cellular Therapy in the Department of Medicine at Duke University School of Medicine, will be the lead investigator for the study, which received Institutional Review Board approval from Duke University. The study is funded primarily by a grant awarded by the National Cancer Institute Small Business Innovation Research program, awarded to Apogee in conjunction with Duke University.

The primary objectives of the first portion of the study (Phase I) are to assess safety and determine the maximum tolerated dose in this group of patients. Secondary objectives include assessment of antitumor activity and determination of the pharmacokinetic (PK) and pharmacodynamic (PD) properties of YELIVA™in refractory or relapsed multiple myeloma patients.

The primary objectives of the second portion of the study (Phase II) are to assess the overall treatment response rate and overall survival. Secondary objectives include evaluating the treatment response of YELIVA™ in patients with refractory or relapsed multiple myeloma after three cycles of treatment and evaluation of pharmacodynamic markers.

ABC-104: Oncology support, radioprotectant. Prevention of radiation-associated mucositis in the treatment of head and neck cancer.

A Phase II study is planned to evaluate YELIVA™ as a radioprotectant in head and neck cancer patients undergoing therapeutic radiotherapy. We expect to submit this safety and efficacy study with YELIVA™ to the FDA in the second quarter of 2016.

The following chart summarizes the clinical trial history status of YELIVA™:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
ABC-101	Phase I	Safety, pharmacokinetic and pharmacodynamic study in patients with advanced solid tumors.	Medical University of South Carolina, Charleston, U.S.A.	22 (fully enrolled)	Successfully completed. Top-line results indicate the study drug is well tolerated and can be safely administered to cancer patients	Clinical study report expected in Q1 2016
ABC-102	Phase I/IIa	Safety and preliminary efficacy study in refractory or relapsed DLBCL, including patients with virus-induced (e.g., KSHV- or EBV-associated) lymphoma.	Louisiana State University, New Orleans, U.S.A.	Up to 33	Study was initiated. Patient enrollment is anticipated	Initiated June 2015
ABC-103	Phase Ib/II	Safety and efficacy study in patients with refractory or relapsed multiple myeloma that have previously been treated with proteasome inhibitors and immunomodulatory drugs.	Duke University, North Carolina, U.S.A.	Up to 77	The study received IRB approval. No patients enrolled yet	Study initiation anticipated
ABC-104	Phase II	Safety and efficacy study of YELIVA™ in the prevention of mucositis in combination with radiotherapy for treatment of squamous head and neck carcinoma.	Multicenter study primarily across U.S.	TBD	Planned	TBD

We cannot predict with certainty our development costs and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

MESUPRON®

MESUPRON® (INN: upamostat) is a proprietary small molecule, first-in-class, urokinase-type plasminogen activator (uPA) inhibitor administered by oral capsule.

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

As mentioned under “– Acquisition and License Agreements – License Agreement for MESUPRON®”, on June 30, 2014, we signed an exclusive license agreement for this oncology therapeutic candidate. Under this agreement, we are responsible for all development, regulatory and commercialization of MESUPRON® in the entire world, excluding China, Taiwan, Macao and Hong Kong.

Competition and Market

MESUPRON® an orally-administered first-in-class urokinase-type plasminogen activator (uPA) inhibitor has been developed for the treatment of solid tumor cancers, including gastrointestinal cancers with the focus on locally advanced non-metastatic pancreatic cancer.

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

According to the same GlobalData report, the majority of pancreatic cancer cases are diagnosed late, at which point the disease is already locally advanced or metastatic, and these patients are often frail with co-morbidities. Furthermore, pancreatic cancer is predominately a cancer of the elderly, with the median age of diagnosis being 71 years in the U.S. These factors result in a significant minority, approximately 20%, of advanced patients being ineligible for chemotherapy treatment, who are managed with best supportive care (BSC).

Pancreatic adenocarcinoma has some of the highest levels of unmet needs in the oncology space, which present many challenges for physicians treating pancreatic cancer patients. Surgical resection remains the only curative method. Patients who are classified as resectable (no regional or distant organ metastasis) are often treated by surgical intervention, depending on the location of the tumor within the pancreas. Patients with greater than Stage IIb disease are usually deemed unresectable. Of the unresectable group, the majority of locally-advanced patients are treated in the same manner as metastatic patients - with treatment choices that are mainly dependent on their performance status.

There are a number of drugs in late-stage clinical development for pancreatic cancer. To the best of our knowledge, there is currently no uPA inhibitor in late clinical-stage development for this indication. There are several drugs in late-stage clinical development for pancreatic cancer.

Clinical Development

MESUPRON® has completed several Phase I trials and two Phase II proof of concept trials. The first Phase II trial in locally advanced non-metastatic pancreatic cancer and the second trial in metastatic breast cancer established the therapeutic candidate's safety and tolerability profile. The Phase II trials with MESUPRON® in both indications failed to demonstrate significant improvement in either progression-free survival or overall survival. While response rates were arithmetically higher in patients receiving MESUPRON® than in control patients, in no case did these differences approach clinical or statistical significance. A post hoc subgroup analysis of the breast cancer study suggested that a certain clinically defined subgroup may benefit from MESUPRON® added to a standard single agent cytotoxic therapy, capecitabine. In the pancreatic cancer study, patients treated with the higher dose of MESUPRON® along with gemcitabine had a three month longer median overall survival than those treated with gemcitabine alone, although the difference was not statistically significant. The phase II trials with MESUPRON® randomized 227 subjects, of which 95 subjects were in the pancreatic cancer study and 132 subjects were in the metastatic breast cancer study.

None of the prior studies used any molecular markers to target certain patient populations. Using technologies developed since the original clinical trials were performed, we are currently performing several preclinical studies, including biomarker analysis and mechanism of action studies. We expect to have initial data from these preclinical studies in the first half of 2016, which should help us determine the patient populations to be studied in clinical trials.

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

As mentioned under “– Acquisition and License Agreements – License Agreement for RP101”, on August 13, 2014, we entered into a binding exclusive option agreement for the acquisition of the oncology therapeutic candidate RP101 and next generation compounds. Under the terms of the agreement, we have a one year option to acquire the exclusive worldwide rights to RP101 for all indications, other than for the pancreatic cancer indication in South Korea. The one year option was extended for an additional year in July 2015. During the option period, we have conducted development activities with RP101.

Competition and Market

RP101 orally-administered nucleoside analogue has been shown to bind to heat shock protein 27 (Hsp27) and inhibit its anti-apoptotic effects. RP101 has been studied as an adjunct treatment of pancreatic cancer with potential applicability to other gastrointestinal cancers.

Please see MESUPRON® Competition and Market section for information on the pancreatic cancer market.

To the best of our knowledge, the only other Hsp27 inhibitor in development for oncology indications is Apatorsen (OGX-427), developed by OncoGeneX Pharmaceuticals Inc. According to OncoGenX’s presentation from November 2015, it is conducting a total of seven randomized Phase II studies with Apatorsen in oncology indications, including an investigator-sponsored Phase II study in metastatic pancreatic cancer which has been completed. The results from this study demonstrated that the addition of Apatorsen to ABRAXANE and gemcitabine did not demonstrate a survival benefit compared to ABRAXANE and gemcitabine alone.

Clinical Development

RP101 has completed several Phase I and Phase II clinical trials with a total of 249 subjects treated, including Phase II trials in pancreatic cancer.

RP101 has been granted Orphan Drug designation for the adjunct treatment of pancreatic cancer by the FDA and the European Medicines Agency EMA.

As part of the RP101 global development program and regulatory strategy, we are currently performing several preclinical studies, including studies in immunodeficient mice engrafted with pancreatic cancer tumor cell lines.  We expect to have initial data from these preclinical studies in the first half of 2016, which will allow us to make a decision regarding clinical trials.

We cannot predict with certainty our development costs, and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

RIZAPORT ™

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

The VersaFilm™ platform offers potential advantages that include fast absorption of the drug and the convenience of use compared to conventional tablets.

We acquired the rights to RIZAPORT™ under an August 26, 2010 joint development and commercialization agreement with IntelGenx Corp., pursuant to which we received a worldwide, exclusive and perpetual license to various patent rights and know-how related to RIZAPORT™. See “– Acquisition and License Agreements – License Agreement for RIZAPORT™”.

Competition and Market

To the best of our knowledge, the main marketing competitors of RIZAPORT™ are oral drugs from the triptan family (5-HT 1B/1D serotonin agonists), such as rizatriptan from Merck and Co., Inc., which is marketed in the U.S. under the name of Maxalt® and in generic form since 2012, and sumatriptan, produced by GlaxoSmithKline and marketed in the U.S. as Imitrex® and in generic form since 2006. According to a report from GlobalData, the prevalence of migraines in the U.S. is estimated to reach over 30 million cases in 2016. The target market for RIZAPORT™ was estimated at approximately $697 million worldwide in 2015 according to an annual sales report from EvaluatePharma, a leading market intelligence and information resource.

In December 2012, the patent on rizatriptan expired and as of the date of this filing, there are various generic versions of Maxalt® and of Maxalt MLT® available for prescription.

We believe that RIZAPORT™ could compare favorably to the other triptan drugs due to the fact that it is delivered through oral dissolution, rather than through conventional tablets. This feature may be especially advantageous to patients suffering dysphagia, and to patients who suffer from migraine-related nausea, which according to an article published by Lipton RB et al. is estimated to affect 80% of all of total migraine population. We believe that RIZAPORT™ will also be advantageous to patient populations such as geriatrics who often struggle with swallowing capsules with water.

Clinical Development

In April 2012, we completed, together with our development partner IntelGenx Corp. a bioequivalence clinical study to examine the pharmacokinetic equivalence between the soluble film of RIZAPORT™ and rizatriptan of Merck & Co. Inc. (Maxalt MLT®), using 26 volunteers. The final results of the clinical trial, demonstrated that RIZAPORT™ met its specified endpoints and the FDA criteria in all parameters for bioequivalence with rizatriptan of Merck & Co. Inc. (Maxalt MLT®).

In March 2013, together with IntelGenx Corp., we filed a New Drug Application (NDA) with the FDA for U.S. marketing approval under the 505(b)(2) regulatory path for RIZAPORT™.

On February 4, 2014, together with IntelGenx Corp., we announced the receipt of a complete response letter from the FDA indicating that certain matters would need to be addressed prior to obtaining approval for marketing. These matters related primarily to third party chemistry, manufacturing and controls (CMC) issues, as well as to packaging and labeling of the film. The FDA’s letter did not raise any safety issues or questions regarding the results of the clinical trials. On March 3, 2014, together with IntelGenx Corp., we responded to the FDA’s complete response letter and in response, the FDA requested additional CMC data. In relation to the FDA response, we were also informed that a supplier of raw material for RIZAPORT™ was having compliance discussions with the FDA that are not specific to RIZAPORT™.

In April 2014, together with IntelGenx Corp., we initiated a comparative bioavailability study with RIZAPORT™ and the European reference drug Maxalt® lingua marketed in Germany by MSD Sharp & Dohme GMBH, based on a positive European Scientific Advice meeting with the German Federal Institute for Drugs and Medical Devices (BfArM) regarding RIZAPORT™ that took place in 2013. In May 2014, together with IntelGenx Corp., we announced the successful completion of the clinical trial that demonstrated bioequivalence based on the criteria discussed with BfArM.

Based on the data from that trial, we submitted a Marketing Authorization Application (MAA) to BfArM, as the reference member state under the European Mutual Recognition Procedure. In October 2015, BfArM informed us that the MAA had been approved. Approval from Luxembourg is anticipated during the first half of 2016.

The following chart summarizes the clinical trial history status of RIZAPORT™:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Number of subjects of the trial	Nature and status of the trial	Schedule
PLT--008-09	Phase I	PK comparison with a parallel product	RA Chem Pharma, India	10	The trial was performed and indicated similarity between the PK profile of the therapeutic candidate and the profile of the reference product	Completed in 2009
RZA-P9-688	Comparative Bioequivalence	PK comparison with Maxalt MLT®	Algorithme Pharma, Canada	26	Successfully completed the study demonstrating bioequivalence as defined by the FDA	Completed in Q2 2012
RZA-P3-697	Comparative Bioequivalence	PK comparison with Maxalt® Lingua	Algorithme Pharma, Canada	26	Successfully completed the study demonstrating bioequivalence as defined by the European Medicines Agency	Completed in Q3 2014

Together with IntelGenx Corp., we are working diligently on a variety of options to ensure continued supply of the raw material.

We cannot predict with certainty our development costs and they may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements.”

Acquisition and License Agreements

Acquisition of RHB-104, RHB-105 and RHB-106

On August 11, 2010 we entered into an asset purchase agreement with Giaconda Limited, a publicly traded Australian company, pursuant to which Giaconda Limited transferred all of its patents, tangible assets, production files, regulatory approvals and other data related to the “Myoconda”, “Heliconda” and “Picoconda” products to us. We renamed these products RHB-104, RHB-105 and RHB-106, respectively. Giaconda Limited further transferred to us products in process, product samples and raw materials, as well as certain rights of first refusal with respect to intellectual property in relation to digestive condition treatments. The agreement excluded the transfer of the rights to two other products of Giaconda Limited that are not related to RHB-104, RHB-105 and RHB-106. However, to the extent that the intellectual property associated with these two other products shall be required for the research, development, manufacture, registration, import/export, use, commercialization, distribution, sale and/or offer for sale of any of RHB-104, RHB-105 and RHB-106, Giaconda Limited granted us an exclusive worldwide assignable right to such intellectual property for such purposes. The closing of this agreement occurred on August 26, 2010.

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

In connection with the license agreement with Salix (later acquired by Valeant), dated February 27, 2014, described below, we amended the asset purchase agreement and related agreements by excluding from the non-compete undertakings of Giaconda and certain of its affiliate products, technology and related activities in the purgative field and excluded from such non-compete undertakings certain of Giaconda's affiliates.

License Agreement for BEKINDA™

In March 2014, we entered into a License Agreement with Temple University to directly secure rights to patents related to BEKINDA™. Previously, these rights were licensed to us from SCOLR, which announced that they had ceased business operations in 2013. The agreement with Temple University replaced our previous license agreement with SCOLR Pharma Inc. (SCOLR). SCOLR had itself licensed those patents from Temple University, the original owner of the patents. Under the agreement with Temple University, we will continue to develop its BEKINDA™ formulation and pursue commercialization options once relevant.

License Agreement for YELIVA™

On March 31, 2015 we entered into an exclusive license agreement with Apogee, a privately-held biotech company located in Hummelstown, Pennsylvania, U.S., under which Apogee granted us the exclusive, world-wide development and commercialization rights to ABC294640 (which we then renamed to YELIVA™) and additional intellectual property rights. YELIVA™ is a proprietary, first-in-class, orally-administered sphingosine kinase-2 (SK2) inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple inflammatory, gastrointestinal (GI) and oncology indications. Under the terms of the agreement, we agreed to pay Apogee an upfront payment of $1.5 million, as well as an additional amount of $2 million which will be paid on the earlier of (i) a specific date or (ii) reaching a specific development milestone. In addition, we undertook to pay up to an additional $2 million in potential development milestone payments, and potential tiered royalties starting in the low double-digits. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2015, we paid Apogee the initial amount of $1.5 million and recognized an amount of $2 million as a current liability. The license agreement will stay in effect as of its effective date unless terminated earlier as described in the agreement. We are entitled to terminate the agreement at any time upon 30 day prior written notice to Apogee. The agreement also provides for the right of termination for each party in the event of a material breach committed by the other party.

License Agreement for MESUPRON®

On June 30, 2014 we entered into an exclusive license agreement with Wilex AG, a German biopharmaceutical company focused on oncology (Wilex) under which Wilex granted us the exclusive development and commercialization rights, throughout the world for all indications excluding China, Hong Kong, Taiwan and Macao, to MESUPRON®, a small molecule, proprietary, urokinase-type plasminogen activator (uPA) inhibitor administered by oral capsule.

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

License Agreement for RP101

On August 13, 2014, we entered into a binding exclusive option agreement for the acquisition of the oncology therapeutic candidate RP101 and next generation compounds, with RESprotect GmbH, a German privately-held biopharmaceitucal company (RESprotect). In July 2015, we extended the term of the exclusive option agreement for an additional year. RP101 is a proprietary, first-in-class, heat shock protein 27 (Hsp27) inhibitor, administered orally. Under the terms of the agreement, we have the option to acquire the worldwide exclusive rights to RP101 for all indications, other than for the pancreatic cancer indication in South Korea.

In consideration for the option, we paid RESprotect for a one year option, and we paid RESprotect for the one year extension. During the option period, which includes the extended option period, we are entitled, at our discretion, to conduct development activities with RP101. If we elect to exercise the option, we will acquire the exclusive rights to RP101 for a total payment of $100,000, covering both the option and the acquisition of the rights. We also undertook to pay future potential milestone payments and tiered royalties on net revenues, ranging from single-digits to mid-teens.

The option agreement will terminate upon the earlier of (i) exercise of the option and subsequent execution of the respective Asset Purchase Agreement, (ii) expiry of the extended option period, and (iii) by written notice of termination by us, at our full discretion for any reason at any time during the option period.

License Agreement for RIZAPORT™

On August 26, 2010, we entered into a joint development and commercialization agreement with IntelGenx Corp. under which IntelGenx Corp. granted us a worldwide, exclusive and perpetual license to use its rights in patents and know-how relating to a triptan formula based on the VersaFilm™ technology and which we call RIZAPORT™.

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

Pursuant to the agreement,   as amended, the parties agreed on joint product development activities. Accordingly, IntelGenx Corp. agreed to devote sufficient resources (subject to the approved budget in the agreement) in order to conduct clinical trials and file an application with the FDA for marketing of the product, and we agreed to finance the balance of the development in the amount of approximately $1.2 million.

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

Under the agreement, we may grant sublicenses for the test with the consent of the University of Central Florida Research Foundation, Inc., from whom consent may not be unreasonably withheld.

To date, in consideration for the license, we have made payments in the aggregate amount of $90,000, and are required to make additional annual minimum royalty payments of $35,000 in each subsequent year until the last patent covered by the agreement expires. These annual minimum payment amounts will be deducted from future royalty payments.

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

License Agreement with University of Minnesota related to MAP diagnostic test for RHB-104

On December 18, 2014, we announced that we licensed certain diagnostic technology from the University of Minnesota. This transaction is part of our efforts to develop a validated and precise method of detecting Mycobacterium avium subspecies paratuberculosis (MAP), which we believe plays an important role in Crohn’s disease and potentially other diseases.  Under the terms of the agreement, we paid the University of Minnesota a one-time upfront payment and are required to make an additional milestone payment. We are developing a diagnostic test for MAP in conjunction with Q Squared.

Exclusive License Agreement with Valeant Pharmaceuticals International, Inc.

On February 27, 2014 we entered into a worldwide exclusive license agreement with Salix Pharmaceuticals, Ltd. (later acquired by Valeant Pharmaceuticals International, Inc.) by which Salix licensed the worldwide exclusive rights to our RHB-106 encapsulated formulation for bowel preparation, and rights to other purgative developments. Pursuant to the agreement, we granted Salix the right to develop and commercialize RHB-106 and/or the related rights.

Additionally, we waived any applicable rights of first refusal granted to us by Giaconda Limited and its affiliates in our August 2010 asset purchase agreement transaction with respect to intellectual property in relation to digestive condition treatments.

Pursuant to the agreement, we received an up-front payment of $7 million and are entitled to an additional amount of up to $5 million in subsequent milestone payments. In addition, as part of the terms of the agreement, Salix agreed to pay us tiered royalties on net sales, ranging from low single-digit up to low double-digits.

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

The agreement expires on the date the royalties are no longer payable in connection with RHB-106 and/or related rights.  Following expiration of the agreement, the rights granted under the agreement shall become fully-paid, perpetual, royalty-free and irrevocable.  We have the right, following notice to Valeant, to terminate the agreement in the event that Valeant does not pursue the development of RHB-106 or related rights. This termination right is effective until the date on which all subsequent milestone payments referred to above have been paid to us.

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

The agreement with our Canadian service provider provides that certain research and development services related to our projects will be carried out pursuant to our specific requests and upon the signing of specific agreements for each project. Such agreements shall include a description of the required services, service terms and fees. To date, we, through our Canadian service provider, have entered into manufacturing, clinical services and regulatory agreements mainly related to RHB-104.

Furthermore, pursuant to the agreement, the Canadian service provider may provide us with a discount to the research and development services with respect to incentives programs from various authorities that may be granted to the Canadian service provider in the future. As of December 31, 2015, the estimated discount we will receive from our Canadian service provider is approximately $0.2 million.

Clinical Services Agreements

Clinical Services Agreement related to RHB-104

On June 15, 2011, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with inVentiv Health (f/k/a PharmaNet Canada Inc.), a subsidiary of an international CRO company, and other related entities, for the purpose of performing the clinical trial for RHB-104. InVentiv Health is a leading provider of global drug development services to pharmaceutical and biotechnology companies, offering therapeutically-specialized capabilities for Phase I-IV clinical development, and pursuant to the agreement, is responsible for the performance of the clinical trial, including entering into agreements with medical centers to perform the trial, supervision of the performance and progress of the trial and the analysis of the results, all pursuant and subject to applicable regulatory requirements.

Pursuant to this agreement and subsequent amendments, inVentiv Health is entitled to receive $7.4 million in connection with the MAP US Phase III clinical trial as well as reimbursement of investigator grant costs and pass-through costs to be paid during the trial for an estimated amount of about $5.8 million. The payments will be spread over the period of the clinical trial based upon quarterly administration fees and milestone payments based on patient recruitment, completion of subject dosing and report preparation, investigators grants paid to research centers that participate in the trial, as well as reimbursements of certain expenses. These fees, however, may vary widely from time to time in accordance with the final clinical trial protocol, length of the study and payments to be made to third parties, such as investigator grants costs.

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

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our technology and therapeutic candidates, its therapeutic applications, and related technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on our trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our technological investments. We have rights either through assignment, asset purchase or in-licensing to a total of approximately 360 issued patents and 115 patent applications. The patents and patent applications are registered in the U.S. and other key jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

The patent positions of companies such as ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

RHB-105

RHB-105 is protected by two patent families. The first patent family, titled “Improved Method of Eradication of H.pylori”, was acquired as part of our asset purchase agreement with Giaconda Limited, and provides patent protection until 2019.

The second patent family, titled “Pharmaceutical Compositions for the Treatment of Helicobacter Pylori”, was filed by us and will provide patent protection until 2034.

RHB-104 – Inflammatory Bowel Disease

RHB-104 for Inflammatory Bowel Disease is protected by two patent families. The first patent family, titled “Methods and Compositions for Treating Inflammatory Bowel Disease”, was acquired as part of our asset purchase agreement with from Giaconda Limited, and provides patent protection until 2018.

The second patent family, titled “Method and Composition for Treating Inflammatory Bowel Disease”, was filed by us and will provide patent protection until 2029.

We have also in-licensed from the University of Central Florida Research Foundation Inc. (UCF) U.S. Patent No. 7,488,580 entitled “Protocol for Detection of the Intracellular Infection Myobacterium Avium Paratuberculosis in Blood”, which will expire in H1 2026. This patent relates to a method and kit for detection of intracellular MAP infection in blood and blood derivative samples from humans by culture and PCR. The technology can screen for MAP in blood samples from patients having inflammatory and non-inflammatory bowel disease and the results used to identify those patients for appropriate treatment with antibiotics. The method and kit allows monitoring and evaluation of the outcome of antibiotic therapy.

Further, we have in-licensed U.S. Patent Nos. 7,074,559 and 7,867,704 from The University of Minnesota entitled “Mycobacterial Diagnostics”.  One U.S. patent will expire in 2022, and the other U.S. patent will expire in 2026. The acquired diagnostic technology is intended for the detection of Mycobacterium avium subspecies paratuberculosis (MAP) bacterium.

RHB-104 – Autoimmune Diseases

Another patent family that we filed relates to “A Composition and Method for Treating an Autoimmune Disease” and covers compositions comprising effective amounts of rifabutin, clarithromycin and clofazimine to enable treatment of an autoimmune disease by targeting cytokines or cytokine receptors. This patent family, if issued, would provide patent protection for methods of treating autoimmune diseases, such as MS, with RHB 104, up until 2034.

BEKINDA™ - Gastritis, Gastroenteritis and IBS-D

BEKINDA™ for gastroenteritis and other conditions is protected by one patent family that was filed by us, entitled “Ondansetron Extended Release Solid Dosage Forms for Treating Either Nausea, Vomiting or Diarrhea Symptoms”, and if issued would provide patent protection through 2035.

BEKINDA™ - Oncology Support

BEKINDA™ for oncology support is protected by two patent families.

The first patent family was, in-licensed by us from Temple University and is entitled “Monolithic tablet for controlled drug release”, with a US patent expiry date in 2018. This patent relates to formulations based on a swellable hydrodynamically balanced monolithic matrix.

The second patent family, filed by us, is entitled “Antiemetic Extended Release Solid Dosage Forms", and if issued would provide patent protection through 2034.

RHB-106 - Colonic Evacuation

RHB-106 includes three patent families .The first and second patent families, titled “Picodulfate-containing preparation for colonic evaluation” and “Administering osmotic colonic evacuant containing a picosulfate”, were acquired from Giaconda Limited as part of our asset purchase agreement. These patents provide patent protection until 2016 and 2018, respectively.

The third patent family was filed by us and is titled “Formulations and Methods of Manufacturing Formulations for use in Colonic Evacuation”. If issued, this patent will provide protection until 2033.

We are party to an exclusive agreement by which Salix (later acquired by Valeant). licensed the worldwide exclusive rights to the RHB-106 patent portfolio. As part of the agreement, Salix is responsible for the patent families related to RHB 106.

YELIVA™ - Inflammatory, Oncology, and Gastrointestinal Indications

This patent portfolio was in-licensed by us from Apogee Biotechnology Corp. YELIVA™ (ABC294640) is a first-in-class, proprietary sphingosine kinase-2 (SK2) inhibitor, administered orally, with anti-cancer and anti-inflammatory activities, targeting a number of potential inflammatory, oncology and gastrointestinal indications.

YELIVA™ includes three patent families. The first, titled “Sphingosine Kinase Inhibitors”, provides patent protection through 2028. The second patent family, titled “Methods for the Treatment and Prevention of Inflammatory Diseases”, provides patent protection through 2030. The third patent family, titled “Sphingosine Kinase Inhibitor Prodrugs”, provides patent protection through 2031.

These patents relate to sphingosine kinase inhibitors, pharmaceutical compositions, methods of preparing the inhibitors, methods of treating inflammatory diseases using the inhibitors, methods of treating cancer using the inhibitors, and methods of inhibiting sphingosine kinase.

MESUPRON® – Oncology

This patent portfolio was in-licensed by us from Wilex AG. MESUPRON® is a first-in-class urokinase-type plasminogen activator (uPA) inhibitor administered by oral capsule.

The first patent family relates to crystalline modifications of N- a -(2,4,6-triisopropylphenylsulfonyl)-3-hydroxyamidino-(L)-phenylalanine 4-ethoxycarbonylpiperazide and/or salts thereof, which can be used as pharmaceutical agents, and to pharmaceutical compositions and pharmaceutical uses comprising these novel crystalline modifications. The patents in this family will expire in 2025.

The second patent family relates to Urokinase inhibitor compounds. The patents in this family will expire in 2024.

The third patent family relates to methods for the production of phenylalanine derivatives. The patents in this family will expire in 2023.

The fourth patent family relates to methods for producing phenylalanine derivatives. The patents in this family will expire in 2025.

The fifth patent family relates to a method for producing phenylalanine derivatives. The U.S. patent will expire October 24, 2025.

The sixth patent family relates to Urokinase Inhibitors. The patents in this family will expire in 2019.

The seventh patent family relates to a method of preparing methylhydroxyalkylcellulose. The U.S. patent will expire September 15, 2026.

The eight patent family relates to formulations for phenylalanine derivatives. The patents in this family will expire in 2025.

The ninth patent family relates to Urokinase inhibitors. The patents in this family will expire in 2018.

RP101 – Oncology

In August 2014, we entered into a binding exclusive option agreement for the acquisition of RP101 and next generation compounds which was extended for an additional twelve months in July 2015. RP101 is an orally administered small molecule which binds to Hsp27, a chaperone protein which is found in abnormally high levels in cancer cells and inhibits its activity.

The first patent family relates to 5' substituted nucleosides and the patents in this family will expire in January 2016.

The second patent family relates to nucleosides and patents issuing from this family will expire in 2027.

The third patent family relates to uracil derivatives. The patents issuing from in this family will expire in 2029.

RIZAPORT™ - Acute Migraines

We have in-licensed from IntelGenx Corp., three issued U.S. patents, three pending U.S. non-provisional patent applications, and 15 pending international patent applications covering various aspects of the VersaFilmTM technology.

Government Regulations and Funding

Pharmaceutical companies are subject to extensive regulation by national, state and local agencies such as the FDA in the U.S., the Ministry of Health in Israel, or the European Medicines Agency (EMA). The manufacture, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. Additionally, in the U.S., we must follow rules and regulations established by the FDA requiring the presentation of data indicating that our products are safe and efficacious and are manufactured in accordance with current good manufacturing practices (cGMP) regulations. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or not allow us to manufacture or market our products, and we may be criminally prosecuted. We and our manufacturers and clinical research organizations may also be subject to regulations under other federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. The U.S. government has increased its enforcement activity regarding illegal marketing practices domestically and internationally. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act.

These regulatory requirements impact our operations and differ in one country to another, so that securing the applicable regulatory approvals of one country does not imply the approval in another country. However, securing the approval of a more stringent body, i.e. the FDA, may facilitate receiving the approval by a regulatory authority in a different country where the regulatory requirements are similar or less stringent. The approval procedures involve high costs and are manpower intensive, usually extend over many years and require highly skilled and professional resources.

U.S. Food and Drug Administration Approval Process

The steps required to be taken before a new drug product candidate may be marketed in the U.S. generally include:

•	completion of pre-clinical laboratory and animal testing;
•	the submission to the FDA of an investigational new drug, or IND, application which must be evaluated and found acceptable by the FDA before human clinical trials may commence;
•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product candidate for its intended use; and
•	submission and approval of an NDA.

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

Phase I. In Phase I clinical studies, the drug product candidate is tested in a small number of patients with the target condition or disease or in healthy volunteers. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the drug product candidate in humans, side effects associated with increasing doses, and, in some cases, to gain early evidence on efficacy. The number of participants included in Phase I studies is generally in the range of 20 to 80.

Phase II . In Phase II studies, in addition to safety, the sponsor evaluates the efficacy of the product candidate on targeted indications to determine dosage tolerance and optimal dosage and to identify possible adverse effects and safety risks. Phase II studies typically are larger than Phase I but smaller than Phase III studies and may involve several hundred participants

Phase III . Phase III studies typically involve an expanded patient population at geographically-dispersed test sites. They are performed after preliminary evidence suggesting effectiveness of the product candidate has been obtained and are designed to further evaluate clinical efficacy and safety, to establish the overall benefit-risk relationship of the product candidate and to provide an adequate basis for a potential product approval. Phase III studies usually involve several hundred to several thousand participants.

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

After the FDA evaluates the NDA and inspects manufacturing facilities where the drug product candidate and/or its API will be produced, it will either approve commercial marketing of the drug product candidate with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. Such post-marketing testing may include phase 4 clinical studies and surveillance to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of products for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival benefit of the drug product candidate.

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

Section 505(b)(2) New Drug Applications

As an alternate path for FDA approval of new indications or new formulations of previously-approved products, a company may file a Section 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA. Section 505(b)(2) of the Food, Drug, and Cosmetic Act, or FDC, was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Some examples of products that may be allowed to follow a 505(b)(2) path to approval are drug product candidates that have a new dosage form, strength, route of administration, formulation or indication.

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

GAIN Act

The FDA's Generating Antibiotic Incentives Now (GAIN) Act is intended to encourage development of new antibiotic drug product candidates for the treatment of serious or life-threatening infections. For products that receive Qualified Infectious Disease Product (QIDP) designation under the Act, the Act provides Fast-Track development status with an expedited development pathway and Priority Review status which potentially provides shorter review time by the FDA of a future potential marketing application. Following FDA approval, an additional five years of U.S. market exclusivity applies, received on top of the standard exclusivity period.

C.	Organizational Structure

Not applicable.

D.	Property, Plant and Equipment

We lease approximately 826 square meters of office space, a 27 square meter warehouse and eleven parking spaces in the “Platinum” building at 21 Ha’arba’a Street, Tel Aviv, Israel, of which we sublease 216 square meters of office space to a third party. The projected yearly rental expenses are approximately $357,000 per year. The term under our lease agreement will expire on January 31, 2020. These offices have served as our corporate headquarters since April 2011.

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

Company Overview

We are a biopharmaceutical company focused on the development and acquisition of late clinical-stage, proprietary, orally-administered drugs for the treatment of inflammatory and gastrointestinal diseases and cancer.

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

The following is a description of our eight therapeutic candidates:

RHB-105 is a patented combination of three drugs – omeprazole, which is a proton pump inhibitor, amoxicillin and rifabutin, both of which are antibiotics. RHB-105 is intended for the treatment of H. pylori bacterial infection. We acquired ownership rights in patents, tangible assets, production files and regulatory approvals and other data and certain third party agreements related to RHB-105 pursuant to the Asset Purchase Agreement with Giaconda Limited described above. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.”

RHB-104 is a patented combination of three antibiotics (i.e. , clarithromycin, clofazamine and rifabutin) in a single capsule that is intended for the treatment Crohn’s disease and potentially other autoimmune diseases. Unlike other drugs on the market for the treatment of Crohn’s disease that are immunosuppressive agents, RHB-104 is intended to directly address the suspected cause of the disease. On August 11, 2010, we entered into an asset purchase agreement with Giaconda Limited, pursuant to which we acquired ownership rights in patents, tangible assets, production files and regulatory approvals and other data and certain third party agreements related to RHB-104, RHB-105 and RHB-106 in exchange for $500,000 and royalty payments of 7% of net sales and 20% of sublicense fees, in each case, only after we recoup the amounts and expenses exceeding the approved budget. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.”

BEKINDA™ (RHB-102) is a patented formulation once-daily controlled release oral formulation of ondansetron, in combination with salts, intended for the prevention of chemotherapy and radiotherapy induced nausea and vomiting, by means of an oral formulation of ondansetron. BEKINDA™ is anticipated to prevent chemotherapy and radiotherapy induced nausea and vomiting over a time frame of approximately 24 hours. On May 2, 2010, we received a worldwide, exclusive and perpetual license to use patents and know how relating to BEKINDA™ from SCOLR Pharma, Inc. in exchange for an up-front payment of $100,000, future potential milestone payments of up to $500,000 and future royalties, for a fixed period of time as determined under the agreement, of 8% of our net sales or sublicense fees. SCOLR Pharma announced during 2013 that it had ceased business operations, and we entered into a License Agreement with Temple University to secure direct rights to patents related to BEKINDA™. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements - License Agreement for BEKINDA™.”  See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Business and Regulatory Matters – If we are not able to secure and/or defend patents related to BEKINDA™, our ability to commercialize BEKINDA™ or enter into commercialization agreements with potential partners with respect to this product may be adversely affected.”

RHB-106 is a patented formulation in tablet form intended for the preparation and cleansing of the gastrointestinal tract prior to the performance of abdominal procedures. We acquired ownership rights in patents, tangible assets, production files and regulatory approvals and other data and rights in certain third party agreements related to RHB-106 pursuant to the Asset Purchase Agreement with Giaconda Limited described above.  See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – Acquisition of RHB-104, RHB-105 and RHB-106.” On February 27, 2014, we entered into a licensing agreement with Salix (later acquired by Valeant) by which Salix licensed the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation, and rights to other purgative developments.

YELIVA™ (ABC294640) is a patent-protected, first-in-class, orally-administered sphingosine kinase-2 (SK2) inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple inflammatory, gastrointestinal (GI) and oncology indications. On March 31, 2015, we entered into an exclusive worldwide license agreement with Apogee, under which agreement Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to YELIVA™) and additional intellectual property for all indications. Under the terms of the agreement, we agreed to pay Apogee an upfront payment of $1.5 million in addition to another $4 million in potential development milestones and tiered royalties starting in the low double digits. For more information regarding this agreement, see “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – License Agreement for YELIVA™.”

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

RP101 is a patent-protected, orally administered small molecule which may prevent the induction of resistance to chemotherapy (chemoresistance), thus maintaining sensitivity of the tumor to chemotherapy and potentially enhancing patient survival.  RP101 has been granted Orphan Drug designation for the adjunct treatment of pancreatic cancer by the FDA and EMA. On August 13, 2014, we entered into a binding exclusive option agreement for the potential acquisition of RP101 and next generation compounds. Under the terms of the agreement, we have the option to acquire the worldwide exclusive rights to RP101 for all indications, other than to the pancreatic cancer indication in South Korea. We agreed to pay RESprotect for a one year option, which was extended by us under certain agreed terms. During the option period, we may, at our discretion, conduct development activities with RP101. If we elect to exercise the option, we will acquire the exclusive rights to RP101 for a total payment, for both the option and the acquisition of the rights, of $100,000, as well as potential milestone payments and tiered royalties on net revenues, ranging from single-digit to mid-teens. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – License Agreement for RP101.”

RIZAPORT™ (RHB-103) is a patented oral thin film formulation of rizatriptan intended for the treatment of acute migraine headaches. On August 26, 2010, we entered into a joint development and commercialization agreement with IntelGenx Corp. pursuant to which IntelGenx Corp. granted us a worldwide, exclusive and perpetual license to use RIZAPORT™ and to grant sublicenses. In consideration for the license, we made up-front and milestone payments in the aggregate amount of $800,000 and are required to make additional milestone payments of up to $500.000. In addition, we are required to make royalty payments to IntelGenx Corp. of 20% of net sales if the product is marketed by us and 40% of net sublicense fees if the product is marketed by sublicensees. However, in certain events the royalty payments could range between 20% to 70% of net sublicense fees. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements – License Agreement for RIZAPORT™.”

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

Components of Statement of Comprehensive Loss

Revenues

In 2015 and 2013 we recorded non-significant revenues in connection with royalty payments received from a third party licensee of limited rights to a patent that we acquired from Giaconda Limited. In 2014, for the first time we had meaningful revenues as a result of the Salix transaction. Our therapeutic candidates are currently in development therefore we cannot estimate when and if we will generate significant revenues in the future.

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

History of Losses

Since inception in 2009, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop our research and development programs. As of December 31, 2015, we had an accumulated deficit of approximately $61.9 million.

We expect to continue to fund our operations over the next several years through public or private equity offerings, debt financings or through commercialization of our therapeutic candidates.

As of December 31, 2015, we had approximately $58 million of cash, cash equivalents and short term investments, and as of February 22, 2016, we had cash and short term investments of approximately $55 million.

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

Three Months Ended

Statements of operations	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
	2013				2014				2015

Revenues	4	4	3	1	7,005	4	4	1	1	1	1	-
Cost of revenue	-	-	-	-	1,050	-	-	-	-	-	-	-
Research and development expenses, net	1,346	1,982	2,207	2,565	1,736	3,157	4,103	3,704	3,829	5,090	3,901	4,951
General and administrative expenses	675	548	545	916	1,027	961	912	1,111	927	801	692	1,714
Other (income) expenses	-	-	-	-	(100)	-	-	-	-	-	-	100
Operating loss (income)	2,017	2,526	2,749	3,480	(3,292)	4,114	5,011	4,814	4,755	5,890	4,592	6,765
Financial income	43	17	53	45	89	133	415	-	286	167	1,420	235
Financial expenses	3	3	3	5	4	543	(360)	514	173	873	120	30
Net loss (income)	1,977	2,512	2,699	3,440	(3,377)	4,524	4,236	5,328	4,642	6,596	3,292	6,560

Our quarterly revenues and operating results of operations have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014

Research and Development Expenses

Research and development expenses for the year ended December 31, 2015 were approximately $17.8 million, an increase of $5.1 million, or approximately 40%, compared to $12.7 million for the year ended December 31, 2014. The increase resulted primarily from clinical trial costs of approximately $13.6 million, net, related mainly to the Phase III clinical studies with RHB-104 (Crohn's disease), RHB-105 (H. pylori) and BEKINDA™ (gastroenteritis and gastritis).

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2015 were approximately $4.1 million, an increase of $0.1 million, or approximately 2%, compared to $4.0 million for the year ended December 31, 2014. The increase was mainly due to an increase in professional services.

Operating Loss

Operating loss for the year ended December 31, 2015 was approximately $22.0 million compared to $10.6 million for the year ended December 31, 2014. The increase was mainly due to revenues from the Salix licensing transaction in 2014 and to an increase in research and development Expenses in 2015.

Financing Income and Expenses

We recognized financial income, net of $0.9 million for the year ended December 31, 2015, compared to financial expenses, net of $0.1 million for the year ended December 31, 2014. The financing income, net in 2015 was mainly derived from a fair value gain on derivative financial instruments while the financing expenses, net in 2014 mainly derived from changes in exchange rates.

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

Operating Loss

During the year ended December 31, 2014, our operating loss was approximately $10.6 million, a decrease of $0.2 million, or 2%, compared to $10.8 million for the year ended December 31, 2013. The decrease in operating loss was mainly due to our revenues from Salix transaction mentioned above that were partially offset by an increase in research and development expenses.

Financial Income and Expenses

We recognized financial expenses, net of $0.1 million for the year ended December 31, 2014, compared to financial income, net of $0.1 million for the year ended December 31, 2013. The financial income and expenses, net for the years of 2014 and 2013 were derived mainly from changes in exchange rates.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Our therapeutic candidates are in the research and development stage and therefore do not generate significant revenues. Since inception, we have funded our operations primarily through public and private offerings of our equity securities, investor loans, and a payment received under our Exclusive License Agreement with Valeant. As of December 31, 2015, we had approximately $58.1 million of cash, cash equivalents and short term investments.

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

On January 10, 2015, the remaining 2,558,440 unexercised warrants expired along with any right or claim whatsoever of the holders.  By the warrant expiration date, 682,200 warrants had been exercised for an aggregate amount of approximately $1.0 million.

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

On February 27, 2014, we entered into a Worldwide Exclusive License Agreement with Salix Pharmaceuticals, Ltd. (later acquired by Valeant) by which Salix licensed the worldwide exclusive rights to our RHB-106 encapsulated formulation for bowel preparation, and rights to other purgative developments.  Under the license agreement, Salix paid an upfront payment of $7.0 million. We are also entitled to milestone payments and royalties based on net sales of RHB-106.  See "Exclusive License Agreement with Valeant Pharmaceuticals International, Inc."

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

On July 22, 2015, we sold 2,462,000 ADSs in an underwritten public offering of our ADS in the U.S. at a public offering price of $16.25 per ADS, for gross proceeds to us of approximately $40 million, before underwriting discounts and commissions and other offering expenses. On July 28, 2015, the underwriters partially exercised their over-allotment option to purchase from us an additional 277,143 ADSs (approximately 11% of the original offering amount) at the public offering price of $16.25 per ADS, for gross proceeds of approximately $4.5 million. Following the exercise of the over-allotment option, our offering totaled 2,739,143 ADSs representing gross proceeds of approximately $44.5 million, before underwriting discounts and commissions and other offering expenses.

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

If we are unable to commercialize or out-license our therapeutic candidates or obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidates, which may have material adverse effect on our business, financial condition and results of operations. “Item 3. Key Information – D. Risk Factors – Risk Related to Our Financial Condition and Capital Requirements – Our current working capital is not sufficient to complete our research and development with respect to all of our therapeutic candidates. We will need to raise additional capital to achieve our strategic objectives of acquiring, developing and commercializing therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our operations, develop our therapeutic candidates, attract development and/or commercial partners and retain key personnel.”

Cash Flow

Operating activities

For the year ended December 31, 2015, net cash flow used in operating activities was approximately $17.8 million, compared to approximately $12.2 million for the year ended December 31, 2014 and $8.4 million for the year ended December 31, 2013. The increase in net cash flow used in operating activities was a direct result of the increase in our operations, reflected by increased research and development activities which were partially offset by the revenues from the Salix transaction in 2014.

Investment activities

Net cash flow used in investing activities for the year ended December 31, 2015 was approximately $21.2 million, compared to approximately net cash flow used in investing activities of $17.9 million in the year ended December 31, 2014 and net cash flow provided by investing activities of $1.1 million in the year ended December 31, 2013. For the year ended December 31, 2015, we invested a total of $19.5 million in bank deposits and $1.6 million in purchasing of intangible assets. For the year ended December 31, 2014, we invested a total of $17 million in bank deposits and $1.0 million in purchasing of intangible assets. For the year ended December 31, 2013, we invested a total of $0.2 million in intangible assets and we received proceeds of $0.9 million from the sale of financial assets at a fair value and $0.5 million from withdrawal of bank deposits to cash and cash equivalents.

Financing activities

Net cash flow provided by financing activities for the year ended December 31, 2015 amounted to approximately $54.8 million, compared with approximately $24.4 million for the year ended December 31, 2014 and $2.3 million for the year ended December 31, 2013. In 2015, most of the cash flows from financing activities resulted from the two underwritten public offerings for a total net amount of $54.7 million. In 2014, most of the cash flows from financing activities resulted from the January 2014 private placements for a total net amount of $19.4 million and from the exercise of warrants for a net amount of $5.0 million, while in 2013 most of the cash flow from financing activities resulted from the exercise of warrants in a total amount of $2.2 million.

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2015.

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

	2015	2014	2013
Payroll and related expenses	0.6	0.6	0.5
Professional services	2.0	1.7	1.3
Share-based payments	0.9	0.9	0.8
Clinical trials, net	13.4	8.5	5.0
Intellectual property development	0.2	0.6	0.2
Other	0.7	0.4	0.3
Total	17.8	12.7	8.1

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

We are an emerging biopharmaceutical company focused primarily on the development and acquisition of our therapeutic candidates. It is not possible for us to predict with any degree of accuracy the outcome of our research and development or our commercialization success with regard to any of our therapeutic candidates. Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditures are primarily attributable to the level and results of our clinical trial activities and the amount of expenditure on those trials.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations on December 31, 2015:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands) (Unaudited)
Office lease obligations	1,481	357	1,094	30	-
Accounts payable and accrued expenses	3,514	3,514	-	-	-
Payable in respect of intangible asset purchase	2,000	2,000	-	-	-
Total	6,995	5,871	1,094	30	-

The foregoing table does not include our in-license agreements with Temple University, IntelGenx Corp., Wilex AG, Apogee, the option agreement with RESprotect GmbH, our asset sale agreement with Giaconda Limited and our agreement with the University of Central Florida Research Foundation, Inc., pursuant to which we are obligated to make various payments upon the achievement of agreed upon milestones and/or make certain royalty payments since we are unable to currently estimate the actual amount or timing of these payments. If all of the milestones are achieved over the life of each in-licensing agreement, we will be required to pay, in addition to the amounts in the above table and royalties on our net income, an aggregate amount of approximately $4.7 million. All of our in-licensing agreements are terminable at-will by us upon prior written notice. See “Item 4. Information on the Company — Business Overview — Acquisition and License Agreements.”

The foregoing table does not include our manufacturing agreements pursuant to which we are obligated to make various payments upon the achievement of agreed upon milestones. We are unable to currently estimate the actual amount or timing of these payments. If all of the milestones are achieved over the life of the manufacturing agreements, we will be required to pay, in addition to the above table and royalties on our net income, an aggregate amount of approximately $2.3 million. All of our manufacturing agreements are terminable at-will by us upon prior written notice.

The foregoing table also does not include payments payable under our clinical services agreements, all of which are contingent upon the completion of milestones. See “Item 4. Information on the Company – Business Overview – Clinical Services Agreements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position(s)

Executive Officers
Dror Ben-Asher	50	Chief Executive Officer and Chairman of the board of directors
Ori Shilo (1)	49	Deputy Chief Executive Officer Finance and Operations
Reza Fathi, Ph.D.	61	Senior Vice President Research and Development
Gilead Raday	41	Senior Vice President Corporate and Product Development
Adi Frish	46	Senior Vice President Business Development and Licensing
Guy Goldberg	40	Chief Business Officer
Uri Hananel Aharon	35	Chief Accounting Officer

Directors
Dr. Shmuel Cabilly (3)	66	Director
Eric Swenden	72	Director
Dr. Kenneth Reed	62	Director
Dan Suesskind (2)	72	Director
Rick D. Scruggs	56	Director
Ofer Tsimchi (2), (3)	56	External Director
Nurit Benjamini (2), (3)	49	External Director

(1)    Mr. Micha Ben-Chorin (age 46) will replace Mr. Ori Shilo as Chief Financial Officer effective March 1, 2016.

(2)    Member of our audit committee that also serves as our financial statements committee.

(3)    Member of our compensation committee.

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

Ori Shilo has served as our Deputy Chief Executive Officer Finance and Operations since November 1, 2010 and as a director from August 3, 2009 until November 1, 2015.  From 2009 to 2010, Mr. Shilo served as our Vice President Finance and Operations. From 2000 to 2010, Mr. Shilo served as Chief Executive Officer of P.C.M.I. Ltd. Mr. Shilo holds a B.A in Business Administration from the Academic College for Management in Rishon Lezion, Israel and an MBA in Business Administration from the Ben Gurion University in Beer Sheva, Israel.

Reza Fathi, Ph.D ., has served as our Senior Vice President Research and Development since May 1, 2010. From 2005 to 2009, Dr. Fathi served as a Director of Research in XTL Biopharmaceuticals Inc., a biotechnology company engaged in developing small molecule clinical candidates for infectious diseases. Prior to that, between 2000-2005, Dr. Fathi served as Director of Research at Vivoquest, Inc., responsible for developing a number of novel natural product based combinatorial   technologies for infectious diseases such as HCV and HIV. Between 1998-2000, he served as a Manager of Chemical Biology Research at the Institute of Chemistry and Chemical Biology (ICCB) at Harvard Medical School, pioneering chemical genetics to identify small molecules in cancer biology,  and from 1991-1998 headed the Discovery Group at PharmaGenics, Inc. Dr. Fathi holds a Postdoctoral and Ph.D. in Chemistry from Rutgers University, NJ, U.S.

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

Micha Ben Chorin will serve as our new Chief Financial Officer effective March 1, 2016. Prior to joining RedHill he was a member of the team that built GVT (currently Telefonica Brazil). During his seven years as Chief Financial Officer at GVT, he led its financial department through pivotal financial transactions and preparations for its successful IPO. From 2014 until 2016, Mr. Ben Chorin served as Chief Financial Officer of Pyramid Analytics. From 2009 until 2013 he served as CFO of Starhome B.V., a leading international roaming vendor, where he oversaw a turnaround from operational losses to significant EBITDA margins and positive cash flow. Mr. Ben Chorin holds an M.A. and a B.A. from Tel-Aviv University and is a Certified Public Accountant.

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

Dr. Kenneth Reed has served as a member of our board of directors since December 15, 2009. Dr. Reed is a dermatologist, practicing in a private practice under the name of Kenneth Reed MD PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A from Brown University in the U.S. and a M.D. from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology.

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

Rick D. Scruggs has served as a member of our board of directors since January 1, 2016. Mr. Scruggs most recently served as Executive Vice President of Business Development at Salix Pharmaceuticals, Ltd., up to its acquisition by Valeant Pharmaceuticals International in March 2015. Mr. Scruggs joined Salix in 2000, after working at Oclassen Pharmaceuticals Inc. and Watson Pharmaceuticals, and helped build Salix’s commercial organization, serving in various sales and commercial trade related positions. He was appointed as Executive Vice President in 2011 and was responsible for all business development activities as well as the worldwide distribution of Salix innovative products and intellectual property. Mr. Scruggs also served as the Head of the Board of Directors of Oceana Therapeutics, Salix’s European subsidiary. Mr. Scruggs holds a BS in Criminal Justice from the Appalachian State University in North Carolina, U.S.A.

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

Nurit Benjamini, MBA, has served as an external director on our board of directors and a member of our audit committee and our compensation committee since February 16, 2016. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that develops, designs and manufactures interactive digital content to be displayed on electronic devices and websites. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wixpress Ltd. (Nasdaq: WIX); from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd. now Sigma Designs Israel, a subsidiary of Sigma Designs Inc. (Nasdaq: SIGM); and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Prior to that, from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly Nasdaq: ALDN). Ms. Benjamini serves as an external director of BiolineRx Ltd. (Nasdaq/TASE: BLRX), and as the chairperson of its audit committee, and on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq/TASE: ALLT). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

B.           Compensation

The aggregate compensation paid, and benefits in-kind granted to or accrued on behalf of all of our executive officers and directors for their services, in all capacities, to us during the year ended December 31, 2015 was approximately $2.3 million. Out of that amount $1.4 million was paid as salary and consultants fees, $0.6 million was attributed to the value of the options granted to directors and senior management during 2015, approximately $0.1 million was attributed to retirement plans and $0.1 million attributed to other long-term benefits. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers is derived from their employment agreements and comply with our Compensation Policy for Executive Officers and Directors as approved by the Company’s shareholders on July 31, 2013 (Compensation Policy).

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2015. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2015.

Name and Position of director or officer	Base Salary or Other Payment (1)	Value of Social Benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)	All Other Compensation (4)	Total
Amounts in $ U.S. dollars are based on 2015 monthly average representative U.S. dollar – NIS rate of exchange
Dror Ben-Asher, Chief Executive Officer (5)	232,395	52,824	-	-	18,513	303,732
Gilead Raday, Senior Vice President Corporate and Products Developments	235,200	-	-	158,491	17,323	411,014
Reza Fathi, Senior Vice President Research and Development	240,000	-	-	146,751	17,504	404,255
Guy Goldberg, Chief Business officer	160,426	40,883	-	146,751	12,342	360,402
Adi Frish, Senior Vice President Business Development and Licensing	152,781	41,840	-	146,751	12,343	353,715

(1)	“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the Board of Directors for the year 2015.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(3)	Consists of the fair value of the equity-based compensation granted during 2015 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.
(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), communication expenses, basic health insurance, and holiday presents.
(5)	Mr. Ben-Asher's employment terms as the Company’s Chief Executive Officer provide that Mr. Ben-Asher is entitled to a monthly base gross salary of NIS 75,000 (approximately $19,200). Mr. Ben-Asher is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Ben-Asher is entitled to reimbursement of car-related expenses from the Company. Mr. Ben-Asher’s employment terms include an advance notice period of 180 days by the Company and 90 days by Mr. Ben-Asher. During such advance notice period, Mr. Ben-Asher will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Ben-Asher's employment is terminated in connection with a “hostile takeover,” he will be entitled to a special one-time bonus equal to his then current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 12. A “hostile takeover” is defined as an occurrence where a person, entity or group that was not an interested party under the Israeli Securities Law 1968 on the date of the initial public offering of our ordinary shares, becomes a “controlling shareholder,” asdefined in the Israeli Securities Law 1968, or a “holder,” as defined in the Israel Securities Law 1968, of 25% or more of the voting rights in the Company. In addition, in case of an “hostile takeover”, all options granted to Mr. Ben-Asher will immediately vest in full.

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

Director Compensation

Under the Israeli Companies Law, and related regulations, external directors are entitled to a fixed annual compensation and an additional payment for each meeting attended. We currently pay our external directors an annual cash fee of NIS 83,480 (approximately $21,400) and a cash fee of NIS 4,390 (approximately $1,120) per meeting (or a smaller amount in case they do not physically attend the meeting).

Dr. Reed, Mr. Swenden, Dr. Cabilly, Mr. Suesskind, and Mr. Scruggs receive the same cash remuneration as was approved for the external directors as described above.

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

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than 5 persons but no more than 7, excluding at least two external directors. The directors, except for our external directors, are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three year term that expires at the annual general meeting held in the third year following such election. This process continues indefinitely. The director of the first class, currently consisting of Dror Ben-Asher, will hold office until our annual general meeting to be held in the year 2017. The directors of the second class, currently consisting of Dr. Kenneth Reed, and Eric Swenden, will hold office until our annual general meeting to be held in the year 2018 and the directors of the third class, currently consisting of Dr. Shmuel Cabilly and Dan Suesskind, will hold office until our annual general meeting to be held in the year 2016. Rick Scruggs, appointed by our board of directors in accordance with our articles of association, will hold office until our annual general meeting to be held in 2016. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies, or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment.

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

We have a service contract with one of our directors, Dror Ben-Asher that provides for benefits upon termination of his employment as director.  For more information, see “ – B. Compensation – Executives and Director Compensation.”

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

Mr. Ofer Tsimchi and Ms. Nurit Benjamini currently serve as our external directors.

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

Our audit committee also serves as our financial statements committee. The members of our audit committee are Ms. Nurit Benjamini, Mr. Ofer Tsimchi and Mr. Dan Suesskind.

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

The provisions of the Companies Law that govern the compensation and reimbursement terms of external directors also apply to members of the compensation committee who are not external directors. Our compensation committee, which consists of Mr. Ofer Tsimchi (chairman), Dr. Shmuel Cabilly and Ms. Nurit Benjamini, administers issues relating to our global compensation plan with respect to our employees, directors and consultants. Our compensation committee is responsible for making recommendations to the board of directors regarding the issuance of share options and compensation terms for our officers and directors and for determining salaries and incentive compensation for our executive officers and incentive compensation for our other employees and consultants. Each of the members of the compensation committee is “independent” as such term is defined in the Nasdaq Listing Rules.

Investment Committee

Our investment committee, which consists of Mr. Eric Swenden (chairman) and Mr. Dan Suesskind, assists the board in fulfilling its responsibilities with respect to the Company's financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review risk factors associated with management of the Company finances and the mitigation of such risks, as well as financial controls and reporting and various other finance-related matters.

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

As noted above, the members of our audit committee include Ms. Nurit Benjamini, Mr. Ofer Tsimchi and Mr. Dan Suesskind, with Ms. Benjamini serving as chairman. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Marketplace Rules. Our board of directors has determined that each of Mr. Ofer Tsimchi and Ms. Nurit Benjamini is an audit committee financial expert as defined by the Securities and Exchange Commission rules and all members of the audit committee have the requisite financial experience as defined by the Nasdaq Marketplace Rules. Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended.

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

Office Holder Insurance

The Israeli Companies Law and our articles of association provide that, subject to the provisions of the Israeli Companies Law, we may obtain insurance for our officers and directors for any liability stemming from any act performed by an officer or director in his capacity as an officer or director, as the case may be with respect to any of the following:

•	a breach of such officer’s or director’s duty of care to us or to another person;
•	a breach of such officer’s or director’s duty of loyalty to us, provided that such officer or director acted in good faith and had reasonable cause to assume that his act would not prejudice our interests;
•	a financial liability imposed upon such officer or director in favor of another person;

•	financial liability imposed on the officer or director for payment to persons or entities harmed as a result of violations in administrative proceedings as described in Section 52(54)(a)(1)(a) of the Israeli Securities Law (Party Harmed by the Breach);
•	expenses incurred by such officer or director in connection with an administrative proceeding conducted in his matter, including reasonable litigation expenses, including legal fees; or
•	a breach of any duty or any other obligation, to the extent insurance may be permitted by law.

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

Subsequent to the approval of the terms of the Compensation Policy, our compensation committee and board of directors resolved to purchase directors and officers liability insurance policy, pursuant to which the total amount of insurance covered under the policy would be $40 million This insurance was renewed in December 2015, for the period commencing on December 16, 2015 and ending on December 15, 2016. Pursuant to the foregoing approvals, we carry directors and officers liability insurance.

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

As of February 22, 2016, we had 12 employees and we also received services from 13 consultants who provide services to us in the U.S., Canada and Belgium.

	As of December 31,
	2013		2014		2015
	Company Employees	Consultants	Company Employees	Consultants	Company Employees	Consultants
Management and administration	8	2	9	2	11	2
Research and development	0	8	1	8	1	11

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

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of February 22, 2016 of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 127,114,294 ordinary shares outstanding as of such date. The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of,  February 22, 2016. The ordinary shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person.  None of the holders of the ordinary shares listed in this table have voting rights different from other holders of the ordinary shares.

	Number of Shares Beneficially Held	Percent of Class
Directors
Dr. Kenneth Reed (1)	4,636,672	4.64%
Dr. Shmuel Cabilly (2)	4,254,178	3.34%
Dan Suesskind (3)	1,119,100	*
Eric Swenden (4)	983,746	*
Ofer Tsimchi (5)	270,000	*
Rick D. Scruggs	-	-
Nurit Benjamini	-	-

Executive officers
Dror Ben-Asher (6)	5,980,030	4.58%
Ori Shilo (7)	5,327,715	4.10%
Reza Fathi, Ph.D. (8)	1,276,250	*
Gilead Raday (9)	911,250	*
Adi Frish (10)	823,750	*
Guy Goldberg (11)	443,750	*
Uri Hananel Aharon (12)	297,750	*
All directors and executive officers as a group (12 persons)	26,323,941	18.90%

* Less than 1.0%

(1)	Includes options to purchase 355,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.
(2)	Includes options to purchase 360,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.5 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.
(3)	Includes options to purchase 975,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.5 and $1.48 per share, and the options expiry date range between 2018 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.
(4)	Includes options to purchase 355,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.
(5)	Includes options to purchase 270,000 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $1.05 and $1.48 per share, and the options expiry date range between 2018and 2021.
(6)	Includes options to purchase 3,340,000 ordinary shares exercisable within 60 days of February 22, 2015 and. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.
(7)	Includes options to purchase 2,732,500 Ordinary exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.48 per share, and the options expiry date range between 2017 and 2021. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.
(8)	Includes options to purchase 1,276,250 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.56 per share, and the options expiry date range between 2017 and 2022.
(9)	Includes options to purchase 911,250 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.65 per share, and the options expiry date range between 2017 and 2022.
(10)	Includes options to purchase 823,750 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.165 and $1.56 per share, and the options expiry date range between 2017 and 2022.
(11)	Includes options to purchase 443,750 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.7 and $1.56 per share, and the options expiry date range between 2019 and 2022.
(12)	Includes options to purchase 297,750 ordinary shares exercisable within 60 days of February 22, 2015. The exercise price of these options range between $0.69 and $1.56 per share, and the options expiry date range between 2018 and 2022.

Option Plans

2010 Option Plan

In 2010, we adopted the RedHill Biopharma Ltd. 2010 Option Plan. The 2010 Option Plan provides for the granting of options to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The 2010 Option Plan provides for options to be issued at the determination of our board of directors in accordance with applicable laws. As of February 22, 2016, there were 20,511,338 ordinary shares issuable upon the exercise of outstanding options under the 2010 Option Plan.

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

The information in this table is based on 127,114,294 ordinary shares outstanding as of such date. In determining the number of ordinary shares beneficially owned by a person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any ordinary shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of February 22, 2016. The ordinary shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of ordinary shares.

	Number of Shares Beneficially Held	Percent of Outstanding Equity
Broadfin Capital (1) (2)	9,351,700 (2)	9.16%
OrbiMed Israel Partners Limited Partnership (3) (4)	8,175,320 (4)	5.94%

(1)	Broadfin Capital LLC (Broadfin") is the investment advisor of Broadfin Healthcare Master Fund, LTD (Broadfin Fund), which holds the ADSs and warrants. Broadfin, as the investment advisor may be deemed to share voting and investment power with respect to the ordinary shares underlying the ADSs and warrants held by Broadfin Fund. The address of Broadfin Fund is 300 Park Avenue, 26th Floor, New York, NY 10022.

(2)	Includes warrants to purchase 105,264 ADSs with exercise price of $11 and an expiration date of January 7, 2017 purchased by Broadfin in the private placement that closed on January 8, 2014. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(3)	OrbiMed Israel GP Ltd. (OrbiMed Israel) is the general partner of OrbiMed Israel BioFund GP Limited Partnership (OrbiMed BioFund), which is the general partner of OrbiMed Israel Partners Limited Partnership, an Israel limited partnership (OrbiMed Partners), which holds the ADSs and warrants. OrbiMed Israel, as the general partner of OrbiMed BioFund, and OrbiMed BioFund, as the general partner of OrbiMed Partners, may be deemed to share voting and investment power with respect to the ordinary shares underlying the ADSs and warrants held by OrbiMed Partners. The address of OrbiMed Israel Partners Limited Partners is 89 Medinat HaYehudim St., Herzliya 46766, Israel.

(4)	Includes warrants to purchase 252,632 ADSs with exercise price of $11 and an expiration date of January 7, 2017 purchased by OrbiMed Israel Partners Limited Partnership in the private placement that closed on January 8, 2014. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants. The Warrants to purchase ADSs contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 9.9% of the ordinary shares outstanding immediately after giving effect to the issuance of the ADSs issuable upon exercise of the warrants.

On February 12, 2016, 6,190,236 ADSs (equivalent to 61,902,360 ordinary shares, or approximately 49% of our total issued and outstanding ordinary shares), were held of record by four record holders in the U.S., of which two holders had a U.S. address. As of February 22, 2016, there was one shareholder of record of our ordinary shares, which was located in Israel. The number of record holders is not representative of the number of beneficial holders of our ADSs or ordinary shares because many of the ADSs and ordinary shares are held by brokers or other nominees.

B.	Related Party Transactions

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2015.

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

	NIS		U.S.$
	Price per Ordinary Share		Price per Ordinary Share
Annual	High	Low	High	Low
2015	7.80	4.34	2.03	1.12
2014	6.80	3.00	1.96	0.78
2013	4.29	3.23	1.15	0.92
2012	4.19	1.71	1.08	0.45
2011 (beginning on February 3, 2011)	3.80	1.82	1.05	0.49

Quarter
2015
Fourth quarter	5.42	4.34	1.39	1.12
Third quarter	7.10	4.62	1.88	1.19
Second quarter	7.80	5.52	2.03	1.41
First quarter	6.16	4.89	1.57	1.26
2014
Fourth quarter	5.38	3.00	1.38	0.78
Third quarter	5.89	4.18	1.72	1.20
Second quarter	6.80	4.80	1.96	1.39
First quarter	5.04	3.96	1.44	1.14

Most Recent Six Months
February 2016 (through February 22, 2016)	3.88	3.32	0.98	0.86
January 2016	5.14	3.86	1.32	0.97
December 2015	5.01	4.56	1.29	1.17
November 2015	5.42	4.34	1.39	1.12
October 2015	5.19	4.57	1.34	1.18
September 2015	5.91	5.00	1.53	1.27
August 2015	5.65	4.62	1.50	1.19

On February 22, 2016, the last reported sales price of our ordinary shares on the TASE was NIS 3.73 per share, or $0.95 per share (based on the exchange rate reported by the Bank of Israel for such date). On February 22, 2016 the exchange rate of the NIS to the U.S. dollar was $1.00 = NIS 3.907, as reported by the Bank of Israel.

ADSs

Our ADSs have been trading on the Nasdaq Capital Market under the symbol “RDHL” since December 27, 2012.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Capital Market in U.S. dollars.

	U.S. $
	Price per ADS
	High	Low
Annual
2015	19.79	11.05
2014	19.20	8.03
2013	13.60	8.31

Quarter
2015
Fourth quarter	13.72	11.05
Third quarter	18.46	12.16
Second quarter	19.79	14.03
First quarter	15.92	12.52

2014
Fourth quarter	13.40	8.03
Third quarter	17.35	12.14
Second quarter	19.20	14.01
First quarter	14.50	12.38

Most Recent Six Months
February 2016 (through February 22, 2016)	9.43	8.21
January 2016	12.61	9.75
December 2015	12.90	11.64
November 2015	13.70	11.05
October 2015	13.72	11.31
September 2015	15.28	12.78
August 2015	14.63	12.16

On February 22, 2016, the last reported price of our ADSs on the Nasdaq Capital Market was $9.37 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Description of Securities

Ordinary Shares

The following is a description of our ordinary shares. Our authorized share capital is 300,000,000 ordinary shares, par value NIS 0.01 per share.

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

For a description of other material agreements, please see "Information on the Company – B. Business Overview.

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

Israeli Tax Considerations

General

The following is a summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of our ordinary shares or American Depositary Shares (Shares).

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 25% of a company’s taxable income.

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

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income which is 26.5% in 2015 for corporations, and a marginal tax rate of up to 50% in 2015 for individuals, including a 2% excess tax (as discussed below).

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

In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the Convention between the Government of the U.S. and the Government of the State of Israel with respect to Taxes on Income (U.S.- Israel Double Tax Treaty) exempts a U.S. resident (for purposes of the treaty) from Israeli capital gain tax in connection with the sale of the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S-Israel Double Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

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

Excess Tax

Individual shareholders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli Consumer Price Index each year (NIS 810,720 for 2015, which is approximately $203,000)), will be subject to an additional tax at the rate of 2% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

U.S Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares and ADSs by U.S. Holders, as defined below. This summary addresses solely U.S. Holders who acquire ADSs pursuant to this offering and who hold Ordinary Shares or ADSs, as applicable, as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (Code), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder or all tax considerations that may be relevant with respect to an investment in our Ordinary Shares or ADSs.

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

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, and local and other tax consequences of an investment in Ordinary Shares or ADSs.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of an Ordinary Share or ADS that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S..;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the U.S. or any political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust (1) if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

As discussed above under the heading “Israeli Tax Considerations-Taxation of Shareholders,” a U.S. Holder who holds Ordinary Shares or ADSs through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized on a sale or other disposition of the Ordinary Shares or ADSs if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities or claim any allowable refunds or reductions. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on The NASDAQ and, accordingly, provided the ADSs are regularly traded, if you are a holder of ADSs, the mark-to-market election would be available to you if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. A U.S. Holder should consult its own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers, and under those requirements we file reports with the Securities and Exchange Commission. Those other reports or other information may be inspected without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings with the Securities and Exchange Commission are also available to the public through the Securities and Exchange Commission’s website at http://www.sec.gov .

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

In addition, since our ordinary shares are traded on the Tel Aviv Stock Exchange, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the Tel Aviv Stock Exchange and the Israeli Securities Authority, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the Israeli Securities Authority can be retrieved electronically through the MAGNA distribution site of the Israeli Securities Authority ( www.magna.isa.gov.il ) and the Tel Aviv Stock Exchange website ( www.maya.tase.co.il ). We maintain a corporate website at www.redhillbio.com . Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

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

(A)	Set forth below is a sensitivity test to possible changes in U.S. dollars/ NIS exchange rate as of December 31, 2015:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents	2	6	21,516	(6)	(2)
Bank deposits	3	7	36,756	(7)	(3)
Accounts receivable (except prepaid expenses)	-	1	2,260	(1)	-
Accounts payable and accrued expenses	(1)	(2)	(3,514)	2	1
Payable in respect of intangible asset purchase	-	-	(2,000)	-	-
Total loss	4	12		(12)	(4)

(B) As of the date of this Annual Report, our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2015, these deposits carry annual interest of 0.25%-1.10%. Under these low interest rates, reasonable changes in interest rates are expected have negligible impact on the fair value of these assets.

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

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Share holders must pay :		For :
$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)	●	Issuance of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property
	●	Cancellation of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per American Depositary Share	●	Any cash distribution to American Depositary Share holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of American Depositary Shares	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to American Depositary Share holders
$0.05 (or less) per American Depositary Shares per calendar year	●	Depositary services
Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	●	converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any American Depositary Share or share underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

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

Under the supervision and with the participation of our management, including our chief executive officer and Deputy CEO Finance and Operations, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)(2013).

Based on our assessment and this framework, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2015.

(c)            Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)            Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ofer Tsimchi, Dan Suesskind and Nurit Benjamini are audit committee financial experts. Mr. Tsimchi, Mr. Suesskind and Ms. Benjamini are independent directors for the purposes of the Nasdaq rules.

ITEM 16B.	CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  This code of ethics is posted on our website, http://ir.redhillbio.com/coporate-governance.cfm

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent registered public accounting firm for professional services.

	Year Ended December 31,
	2015	2014
Services Rendered	(U.S. dollars in thousands)
Audit (1)	118	122
Audit related services (2)	110	20
Tax (3)	7	24
Total	235	166

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit related services relate to work regarding prospectus supplements and ongoing consultation.
(3)	Tax fees relate to tax compliance, planning and advice.

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

See Exhibit Index on page 103.

Glossary of Industry Terms

Certain standards and other terms specific to our industry that are used in this Annual Report are defined below:

5-HT3 seretonin receptor inhibitors - play a role in mediating nausea and vomiting, and as such, demonstrate anti-emetic efficacy.

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

Diffuse large B-cell lymphoma (DLBCL- DLBCL is a B-cell type of lymphoma. With DLBCL, the cancer cells appear very large and scattered throughout (diffuse) all of the lymph node. Lymphoma is the most common blood cancer. Lymphoma occurs when cells of the immune system called lymphocytes, a type of white blood cell, grow and multiply uncontrollably. Cancerous lymphocytes can travel to many parts of the body, including the lymph nodes, spleen, bone marrow, blood, or other organs, and form a mass called a tumor.

H. pylori ( Helicobacter pylori ) - a Gram-negative bacterium found in the stomach. It was identified in 1982 by Dr. Barry Marshall and Dr. Robin Warren and is associated with peptic ulcer disease and development of gastric cancer.

IND - Investigational New Drug - a status assigned by the Food and Drug Administration to a drug before allowing its use in humans, so that experimental clinical trials may be conducted.

MAP bacterium ( Mycobacterium avium subspecies paratuberculosis (MAP)) - an obligate pathogenic bacterium in the genus Mycobacterium.

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

Ondansetron - Ondansetron is a drug in class of medications called serotonin 5-HT 3 receptor antagonists. Ondansetron works by blocking the action of serotonin, a natural substance that may cause nausea and vomiting.

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

Rizatriptan ™ - a serotonin 5-HT 1B/1D receptor agonist of the triptan class of drugs.

Stability Testing - as part of the cGMP regulations, the Food and Drug Administration requires that drug products bear an expiration date determined by appropriate stability testing. The stability of drug products needs to be evaluated over time in the same container-closure system in which the drug product is marketed.

TNFα - Tumor necrosis factor alpha is a cell signaling protein (cytokine) involved in systemic inflammation.

Triptans - serotonin 5-hydroxytryptamine (5-HT) receptor agonists   drugs used for the treatment of migraine.

Sphingosine kinase-2 (SK2) - Sphigosine kinase is an enzyme catalyzes the phosphorylation of sphingosine to generate sphingosine 1-phosphate. There are two isotypes of sphingosine enzyme, SK1 and SK2. Both isotypes have a key role in variety of disease, including the development of a range of solid tumors and are promising anti-cancer therapeutic targets.

REDHILL BIOPHARMA LTD.

2015 FINANCIAL STATEMENTS

REDHILL BIOPHARMA LTD.

2015 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

REDHILL BIOPHARMA LTD.

We have audited the accompanying statements of financial position of RedHill Biopharma Ltd.
(the "Company") as of December 31, 2015 and 2014 and the related statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014 and the results of its operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
February 24,, 2016	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

F - 2

REDHILL BIOPHARMA LTD.

STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
	Note	2015	2014	2013
		U.S. dollars in thousands

REVENUES:
Licensing revenue	16	-	7,000	-
Other revenue		3	14	12
TOTAL REVENUES		3	7,014	12
COST OF REVENUE		-	1,050	-
RESEARCH AND DEVELOPMENT EXPENSES, net	17	17,771	12,700	8,100
GENERAL AND ADMINISTRATIVE EXPENSES	18	4,134	4,011	2,684
OTHER EXPENSES (INCOME)	8	100	(100)	-
OPERATING LOSS		22,002	10,647	10,772
FINANCIAL INCOME		1,124	319	158
FINANCIAL EXPENSES		212	383	14
FINANCIAL EXPENSES (INCOME ), net	19	(912)	64	(144)

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		21,090	10,711	10,628
LOSS PER ORDINARY SHARE (U.S. dollars):	20
Basic		0.19	0.12	0.17
Diluted		0.19	0.13	0.17

The accompanying notes are an integral part of these financial statements.

F - 3

REDHILL BIOPHARMA LTD.

STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2015	2014
		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	21,516	5,892
Bank deposits	5	36,622	17,053
Prepaid expenses and receivables	6	2,372	3,074
		60,510	26,019
NON-CURRENT ASSETS:
Bank deposits		134	76
Fixed assets	7	124	146
Intangible assets	8	6,060	2,615
		6,318	2,837
T O T A L ASSETS		66,828	28,856

CURRENT LIABILITIES:
Accounts payable and accrued expenses	10	3,514	1,720
Payable in respect of intangible asset purchase	11a(6)	2,000	-
		5,514	1,720

NON-CURRENT LIABILITIES:
Derivative financial instruments	14	1,237	2,125
T O T A L LIABILITIES		6,751	3,845

COMMITMENTS	11

EQUITY:	13
Ordinary shares		343	240
Additional paid-in capital		120,621	65,461
Warrants		1,057	1,528
Accumulated deficit		(61,944)	(42,218)
T O T A L EQUITY		60,077	25,011

T O T A L LIABILITIES AND EQUITY		66,828	28,856

The accompanying notes are an integral part of these financial statements.

F - 4

 (Continued) - 1

REDHILL BIOPHARMA LTD.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Ordinary shares to be issued	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2013	143	8,020	31,469	3,273	(23,887)	19, 018
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013:
Comprehensive loss	-	-	-	-	(10,628)	(10,628)
Exercise of warrants and options into ordinary shares, net	7	-	3,311	(1,138)	-	2,180
Issuance of ordinary shares and warrants	24	(8,020)	8,087	9	-	100
Warrants expiration	-	-	277	(277)	-	-
Share-based compensation to employees and service providers	-	-	-	-	1,255	1,255
BALANCE AT DECEMBER 31, 2013	174	-	43,144	1,867	(33,260)	11,925
BALANCE AT JANUARY 1, 2014	174		43,144	1,867	(33,260)	11,925
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014:
Comprehensive loss	-	-	-	-	(10,711)	(10,711)
Exercise of warrants and options into ordinary shares, net	11	-	5,696	(702)	-	5,005
Issuance of ordinary shares and warrants	55	-	15,927	1,057	-	17,039
Warrants expiration	-	-	694	(694)	-	-
Share-based compensation to employees and service providers	-	-	-	-	1,753	1,753
BALANCE AT DECEMBER 31, 2014	240	-	65,461	1,528	(42,218)	25,011

F - 5

(Concluded) - 2

REDHILL BIOPHARMA LTD.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2015	240	65,461	1,528	(42,218)	25,011
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015:
Comprehensive loss	-	-	-	(21,090)	(21,090)
Exercise of options into ordinary shares	*	108	-	-	108
Issuance of ordinary shares, see note 13a(6)	103	54,581	-	-	54,684
Warrants expiration	-	471	(471)	-	-
Share-based compensation to employees and service providers	-	-	-	1,364	1,364
BALANCE AT DECEMBER 31, 2015	343	120,621	1,057	(61,944)	60,077

* Represents amount less than $1 thousand.

The accompanying notes are an integral part of these financial statements.

F - 6

REDHILL BIOPHARMA LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

Comprehensive loss	(21,090)	(10,711)	(10,628)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	1,364	1,753	1,255
Unrealized gain on derivative financial instruments	(888)	(200)	-
Depreciation	36	27	24
Cost of out-licensing of intangible assets	-	50
Write off of intangible assets	100	-	-
Fair value gains on financial assets at fair value through profit or loss	-	-	(54)
Revaluation of bank deposits	(69)	(29)	(16)
Exchange differences in respect of cash and cash equivalents	150	237	(64)
Changes in assets and liability items:
Decrease (increase) in prepaid expenses and receivables	702	(2,586)	(290)
Increase (decrease) in accounts payable and accrued expenses	1,869	(770)	1,337
Net cash used in operating activities	(17,826)	(12,229)	(8,436)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(14)	(70)	(14)
Purchase of intangible assets	(1,620)	(1,035)	(210)
Change in investment in current bank deposits	(29,500)	(7,000)	477
Purchase of non-current bank deposits	(58)	(10,000)	-
Maturity of non-current bank deposits	10,000	-	-
Proceeds from sale of financial assets at fair value through profit or loss	-	243	876
Net cash provided by (used in) investing activities	(21,192)	(17,862)	1,129
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, warrants and derivative financial instruments, net	54,684	19,364	100
Exercise of warrants and options into shares, net of expenses	108	5,005	2,180
Net cash provided by financing activities	54,792	24,369	2,280
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,774	(5,722)	(5,027)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(150)	(237)	64
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,892	11,851	16,814
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	21,516	5,892	11,851
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	236	118	30
SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOWS:
Purchase of intangible assets	1,925	75	-

 The accompanying notes are an integral part of these financial statements.

F - 7

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.      General

RedHill Biopharma Ltd. (the "Company") was incorporated in Israel on August 3, 2009. The Company is focused primarily on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drug candidates for inflammatory and gastrointestinal diseases, including cancer (the "Drug Candidates").

In February 2011, the Company listed its securities on the Tel-Aviv Stock Exchange (“TASE”). Since December 2012, the Company's American Depositary Shares (“ADSs”) have been listed on the NASDAQ Capital Market (“NASDAQ”).

The Company's registered address is at 21 Ha'arba'a St, Tel-Aviv, Israel.

The Company is engaged in the research and development of most of its Drug Candidates and to date has out-licensed only one of its Drug Candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. Through December 31, 2015, the Company has an accumulated deficit and its activities have been funded through public and private offerings of the Company's securities.

The Company plans to further fund its future operations through commercialization of its Drug Candidates, out-licensing certain programs and raising additional capital. The Company's current cash resources are not sufficient to complete the research and development of all of the Company's Drug Candidates. Management expects that the Company will incur more losses as it continues to focus its resources on advancing its Drug Candidates based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

If the Company is unable to commercialize or further out-license its remaining Drug Candidates or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research, development programs or commercialization related to the Drug Candidates, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

b.	Approval of financial statements

These financial statements were approved by the Board of Directors on February 24, 2016.

F - 8

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis for presentation of the financial statements

The financial statements of the Company as of December 31, 2015 and 2014 and for each of the three years in the period ended on December 31, 2015 have been prepared in accordance with International Financial Reporting Standards, ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

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

F - 9

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Fixed assets

Fixed assets items are initially recognized at acquisition cost. Fixed assets items are stated at cost less accumulated depreciation.

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

As of December 31, 2015, the Company has not yet capitalized development costs.

F - 10

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	Amounts paid to purchase intellectual property of Drug Candidates are capitalized and recorded as intangible assets. Amounts due for future payment based on contractual agreements will be accrued upon reaching the relevant milestones.

4)	Research and development costs for the performance of clinical trials and manufacturing by subcontractors are recognized as expenses when incurred.

f.	Impairment of non-financial assets

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

F - 11

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

Regular purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to the Company or delivered by the Company. Investments are initially recognized at fair value plus transaction costs for all financial assets not recorded at fair value through profit or loss.

Financial assets measured at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables are measured in subsequent periods at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the statement of comprehensive loss under "financial expenses (income), net".

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

F - 12

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Derivative financial instruments

The derivative financial instruments of the Company represent warrants and Price Protection Rights issued to investors (see also i above and 13a(4)).

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

The Company has a severance pay plan in accordance with Section 14 of the Israeli Severance Pay Law with the plan treated as a defined contribution plan. According to the plan, the Company regularly makes payments to severance pay or pension funds without having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees in Israel the benefits relating to employee service in the current and prior periods. Contributions for severance pay or pension are recognized as employee benefit expenses when they are due commensurate with receipt of work services from the employee and no further provision is required in the financial statements.

2)	Vacation and recreation pay

Under Israeli law, each employee in Israel is entitled to vacation days and recreation pay, both computed on an annual basis. The entitlement is based on the period of employment. The Company records a liability and an expense for vacation and recreation pay based on the benefit accumulated by each employee.

F - 13

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Share-based payments

The Company operates a number of equity-settled, share-based compensation plans to employees (as defined in IFRS 2 "Share-Based Payments") and service providers. As part of the plans, the Company grants employees and service providers, from time to time and at its discretion, options to purchase Company shares. The fair value of the employee and service provider services received in exchange for the grant of the options is recognized as an expense in profit or loss and is recorded as accumulated deficit within equity. The total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) is determined by reference to the fair value of the options granted at date of grant.

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

When exercising options, the Company issues new shares. The proceeds, less directly-attributable transaction costs, recognized as share capital (par value) and share premium.

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

F - 14

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

In calculating the diluted loss per share, the Company adds to the average number of shares outstanding that was used to calculate the basic loss per share, the weighted average of the number of shares to be issued assuming all shares that have a potentially dilutive effect have been exercised into shares.

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

F - 15

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Standards and interpretations to existing standards that are not yet in effect and have not been early adopted by the Company:

International Financial Reporting Standard No. 9 "Financial Instruments" (hereafter -IFRS 9)

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income. Further, the expected credit losses model replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in the Company's own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss.

The standard is effective for accounting periods beginning on or after 1 January, 2018. Early adoption is permitted. The Company is currently assessing the impact of IFRS 9.

International Financial Reporting Standard No. 15 “Revenue from Contracts with Customers" (hereafter - IFRS 15)

IFRS 15 amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 15.

International Financial Reporting Standard No. 16 “Leases" (hereafter - IFRS 16)

IFRS 16 defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. Under IFRS 16 lessees have to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for almost all lease contracts.

The standard replaces the current guidance in IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of adopting IFRS 16.

F - 16

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

F - 17

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

(a)	Market risks

Foreign exchange risk: the Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investment of some liquidity in currencies other than the U.S. dollar (i.e. the Functional Currency). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the Functional Currency of the Company been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized an additional expense of $12,000, $125,000 and $96,000 in profit or loss for the years ended, December 31, 2015, 2014 and 2013, respectively.

(b)	Credit and interest risks

Credit and interest risks arise from cash and cash equivalents, deposits with banks, as well as receivables. A substantial portion of liquid instruments of the Company are invested in short-term deposits in highly-rated banks. The Company estimates that since the liquid instruments are mainly invested for the short term and with highly-rated institutions, the credit and interest risks associated with these balances are immaterial.

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

As of December 31, 2015 and 2014, the Company's non-derivative financial liabilities include accounts payable, accrued expenses and payable in respect of intangible asset purchase for a period of less than 1 year.

F - 18

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

F - 19

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

As of December 31, 2015 and 2014, the financial instruments of the Company presented at fair value are derivative financial liabilities in the amounts of $1.2 million and $2.1 million, respectively. These instruments are classified as level 3.

The following table represents the change in derivative liabilities measured at level 3 for the years ended December 31, 2014 and 2015:

	Derivative financial instruments
	Year ended December 31
	2015	2014
	U.S. dollars in thousands
Balance at the beginning of the year	2,125	-
Proceeds received during the year	-	2,325
Amount recognized in profit or loss	(888)	(200)
Balance at the end of the year	1,237	2,125

The fair value of the above-mentioned derivative financial liabilities that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

For more information regarding the derivatives, see note 14.

F - 20

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

b.	Classification of financial instruments by groups:

Loans and receivables
U.S. dollars in thousands
As of December 31, 2015:
Cash and cash equivalents	21,516
Bank deposits	36,756
Receivables (except prepaid expenses)	2,260
60,532
As of December 31, 2014:
Cash and cash equivalents	5,892
Bank deposits	17,129
Receivables (except prepaid expenses)	2,904
25,925

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands

As of December 31, 2015:
Accounts payable and accrued expenses	-	3,514	3,514
Derivative financial instruments	1,237	-	1,237
Payable in respect of intangible asset purchase	-	2,000	2,000
	1,237	5,514	6,751
As of December 31, 2014:
Accounts payable and accrued expenses	-	1,720	1,720
Derivative financial instruments	2,125	-	2,125
	2,125	1,720	3,845

F - 21

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

c.	Composition of financial instruments by currency:

	U.S. Dollar	Other currencies	Total
	U.S. dollars in thousands
As of December 31, 2015:
Assets:
Cash and cash equivalents	20,282	1,234	21,516
Bank deposits	36,605	150	36,756
Receivables (except prepaid expenses)	2,064	196	2,260
	58,951	1,580	60,532
Liabilities:
Accounts payable and accrued expenses	3,465	49	3,514
Payable in respect of intangible asset purchase	2,000	-	2,000
Derivative financial instruments	1,237	-	1,237
	6,702	49	6,751
	52,249	1,531	53,781

As of December 31, 2014:
Assets:
Cash and cash equivalents	2,165	3,727	5,892
Bank deposits	17,036	93	17,129
Receivables (except prepaid expenses)	2,827	77	2,904
	22,028	3,897	25,925
Liabilities:
Accounts payable and accrued expenses	1,385	335	1,720
Derivative financial instruments	2,125	-	2,125
	3,510	335	3,845
	18,518	3,562	22,080

F - 22

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 5 - CASH AND CASH EQUIVALENTS AND BANK DEPOSITS:

a.	Cash and Cash Equivalents:

	December 31
	2015	2014
	U.S. dollars in thousands
Cash in bank	5,990	4,590
Short-term bank deposits	15,526	1,302
	21,516	5,892

The carrying amounts of the cash and cash equivalents approximate their fair values.

b.	Short-term Bank Deposits

As of December 31, 2015, the bank deposits include deposits invested for terms of three months to one year and bear interest at annual rates of between 0.25% - 1.1%.

NOTE 6 - PREPAID EXPENSES AND RECEIVABLES:

	December 31
	2015	2014
	U.S. dollars in thousands
Advances to suppliers	2,040	1,840
Discount from Service Provider - see note 17	178	987
Prepaid expenses	112	170
Government institutions	42	77
	2,372	3,074

The fair value of receivables, which constitute financial assets, approximates their carrying amount.

F - 23

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 7 - FIXED ASSETS:

The composition of assets and accumulated depreciation, grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2015	2014	2015	2014	2015	2014
	U.S. dollars in thousands
Office furniture and equipment (including computers)	151	137	76	51	75	86
Leasehold improvements	99	99	50	39	49	60
	250	236	126	90	124	146

NOTE 8 - INTANGIBLE ASSETS:

The intangible assets represent R&D assets with respect to intellectual property rights of the Drug Candidates purchased by the Company under licensing agreements or under asset acquisition agreements. The changes in those assets are as follows:

	Year ended December 31
	2015	2014
	U.S. dollars in thousands
Cost:
Balance at beginning of year	2,615	1,555
Additions during the year	3,545	1,110
Cost of out-licensing	-	(50)
Balance at end of year	6,160	2,615
Write off charge	(100)	-
	6,060	2,615

As of December 31, 2015, the Company recognized loss from writing off the initial $100,000 paid to a Danish company for the exclusive rights to a Drug Candidate intended to treat congestive heart failure, left atrium dysfunction and high blood pressure. As the Company put on hold additional investments in the Drug Candidate development, the above-mentioned amount exceeds the forecasted recoverable amount. Consequently, the Company decided to write off the entire amount and recorded a loss in the Statement of Comprehensive Loss under Other Expenses.

For further details regarding the intangible assets, see note 11.

F - 24

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

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

The amounts charged as an expense in respect of defined contribution plans in 2015, 2014 and 2013 were $95,000, $88,000 and $62,000, respectively. Of those amounts, approximately 60% were charged to general and administrative expenses and 40% to research and development expenses.

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

	December 31
	2015	2014
	U.S. dollars in thousands
Trade payables	119	66
Accrued expenses	3,070	1,334
Employees and employees institutions	268	261
Government institutions	57	59
	3,514	1,720

The fair value of the accounts payable and accrued expense balances approximates their carrying amounts.

NOTE 11 - COMMITMENTS:

a.	Agreements to purchase intellectual property:

1)	On May 2, 2010, the Company entered into an agreement with a U.S. publically-traded company that grants the Company an exclusive license to use rights relating to a drug candidate intended to treat chemotherapy and radiotherapy-induced nausea and vomiting. Under the agreement, the Company paid the U.S. company an initial amount of $100,000, and undertook to pay the U.S. company an amount of up to $500,000, based on regulatory milestones set between the parties. Under the agreement, the Company agreed to pay the U.S. company royalties equal to 8% of Company revenues generated from the drug candidate, less certain deductible amounts as detailed in the agreement, during a period which is the shorter of: (1) expiry of the last patent granted under the license; (2) ten years from the beginning of marketing the drug candidate by the Company or any third party; and (3) the date in which the amount of all payments to the U.S. company reach $30 million. Through December 31, 2015, the Company paid the U.S. company the initial amount of $100,000.

F - 25

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS (continued):

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

2)	On August 26, 2010, the Company entered into an agreement with a Canadian-based company which is traded in the U.S. and Canada, to co-develop a drug candidate for the treatment of migraines. Under the agreement, the Company paid the Canadian company up-front and milestone payments in the aggregate amount of $800,000, and undertook under the agreement to transfer additional amounts of up to $500,000 based on achieving milestones as agreed between the parties. In addition, the Company undertook to participate in additional drug candidate research and development costs.

Under the agreement, the Company will pay a 60% royalty on revenues, less certain deductible amounts as detailed in the agreement, to the Canadian company for the first $2 million in revenue. For revenues beyond the $2 million, the Company will pay royalties at 20% - 40% of the Company's revenue from the drug candidate, less certain deductible amounts as detailed in the agreement. The agreement is for an indefinite period and is subject to certain termination conditions.

Through December 31, 2015, the Company paid the Canadian company for the license of the drug candidate under the agreement a total of approximately $800,000. In addition, through December 31, 2015, the Company participated in the drug candidate research and development costs in the amount of approximately $1.3 million that was recorded in the statement of comprehensive loss under research and development expenses.

3)	On August 11, 2010, the Company entered into an agreement with an Australian company in an asset purchase agreement to acquire intellectual property of the Australian company relating to three therapeutic candidates for the treatment of gastrointestinal conditions. Pursuant to the purchase agreement, the Company paid the Australian company an initial amount of $500,000 and undertook to pay future payments in the range of 7% - 20% of the Company revenues generated from the drug candidates, less certain deductible amounts as detailed in the agreement. Through December 31, 2015, the Company paid the Australian company a total of $1.5 million. See also note 16 in connection with the license agreement for one of the Drug Candidates.

F - 26

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS (continued):

4)	On June 30, 2014, the Company entered into an agreement with a German publicly-traded company that grants the Company the exclusive worldwide (excluding China, Hong Kong, Taiwan and Macao) development and commercialization rights for all indications to an oncology drug candidate. Under the terms of the agreement, the Company paid to the German company an upfront payment in the amount of $1 million and agreed to pay the German company potential tiered royalties on revenues, less certain deductible amounts as detailed in the agreement, ranging from mid-teens up to 30%. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2015, the Company paid the German company total amount of approximately $1 million.

5)	On August 13, 2014, the Company entered into a binding exclusive option agreement with a private German company. Under the terms of the agreement, the Company has an option to acquire the worldwide exclusive rights of an oncology drug candidate for all indications (excluding pancreatic cancer indication in South Korea). The option was for a one year period and was extended in July 2015 by the Company for an additional year. During the option period, the Company may, at its discretion, conduct development activities with the drug candidate. The total payment, for both the option and the acquisition of the rights, should the Company elect to exercise the option, will be $100,000, as well as potential milestone payments and tiered royalties on revenues, less certain deductible amounts as detailed in the agreement, ranging from single-digit to mid-teens. Through December 31, 2015, the Company paid a total amount of $45,000 in consideration of both option periods. If the Company will exercise the option, such amount will be fully deducted from the up-front payment of $100,000, as described above.

6)	On March 30, 2015, the Company entered into an agreement with a U.S.-based private company that granted the Company the exclusive worldwide development and commercialization rights for all indications to an oncology drug candidate, and additional intellectual property rights, targeting multiple inflammatory-GI and oncology disease indications. Under the terms of the agreement, the Company undertook to pay the U.S. Company an upfront payment in the amount of $1.5 million and an additional amount of $2 million which will be paid on the earlier of (i) a specific date or (ii) reaching a specific development milestone. In addition, the Company undertook to pay up to $2 million in potential development milestone payments, and potential tiered royalties on revenues, less certain deductible amounts as detailed in the agreement, starting in the low double-digits. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2015, the Company paid the U.S. Company the initial amount of $ 1.5 million and recognized an amount of $2 million as a current liability.

F - 27

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS (continued):

b.	Operating lease agreement

The Company entered into an operating lease agreement for the offices it uses. The agreement will expire on January 31, 2020. The projected yearly rental expenses are approximately $357,000 per year.

As of December 31, 2015, an amount of $134,000 was deposited with a bank to secure the lease payments.

NOTE 12 - INCOME TAX:

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

The income of the Company is subject to corporate tax rate. Israeli corporate tax rate for 2013 was 25%.

On August 5, 2013, the Law of Change in National Priorities (Legislative Achieve Budget for the Years 2013 and 2014), 2013, was published, which provided, inter alia, raising the corporate tax rate to a rate of 26.5% for 2014 and 2015.

In January 2016 the corporate tax rate from 2016 and thereafter was reduced to 25% (instead of 26.5%) according to a law that was approved in January 2016.

c.	Carryforward losses

The balance of carryforward losses as of December 31, 2015 is $42 million. These tax carry- forward losses have no expiration date.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected. The Company has not created deferred taxes on its carryforward losses since their utilization is not expected in the foreseeable future.

F - 28

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - INCOME TAX (continued):

d.	Deductible temporary differences

The amount of cumulative deductible temporary differences, other than carryforward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the statement of financial position as of December 31, 2015 and 2014, were $21 million and $13 million, respectively. These temporary differences have no expiration dates.

e.	Tax assessments

The Company has not been assessed for tax purposes since its incorporation. The Company's tax assessments for the 2010 tax year are considered to be final.

NOTE 13 - EQUITY:

a.	Share Capital

1)	Composition

Company share capital is composed of ordinary shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31
	2015	2014
	In thousands
Authorized	200,000	200,000
Issued and paid	127,114	87,884

The Company’s ordinary shares are traded on the TASE and the Company’s ADSs are traded on the NASDAQ under the symbols “RDHL.” Each ADS represents 10 ordinary shares. The last reported market price for the Company’s securities on December 31, 2015 was $12.88 per ADS on the NASDAQ and $1.28 per share on the TASE (based on the exchange rate reported by the Bank of Israel for such date).

On February 16, 2016, a Special general meeting of shareholders approved the increase of the authorized share capital of the Company to 300,000,000 ordinary shares.

2)	Exercise of warrants

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

F - 29

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - EQUITY (continued):

During 2014, the Company received notifications of exercise with respect to the warrants that had been granted to investors under investment agreement from December 2012. Accordingly, the Company issued 682,200 ordinary shares for $964,000, net of issuance costs. On January 10, 2015, the remaining 2,558,440 unexercised warrants expired along with any right or claim whatsoever of the holders.

3)	Exercise of options

During 2014, the Company received notifications of exercise with respect to options that had been issued to an employee and a consultant of the company. Accordingly, the Company issued 150,000 ordinary shares for $55,000.

During 2015, the Company received notifications of exercise with respect to options that had been issued to employees and a consultant of the Company. Accordingly, the Company issued 338,750 ordinary shares for $108,000.

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

The Price Protection Right applied until the Company raises a certain threshold of capital. The threshold of capital was $28 million in the agreement with the first investor and $25.5 million in the agreement with the second investor, who invested $2.5 million and signed one day later. Following additional capital raisings by the Company of $11.7 million in January 2014 and $14.4 million in February 2015, the Price Protection Rights expired. See also (6) below.

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

F - 30

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - EQUITY (continued):

The remainder of approximately $6.2 million was allocated to ADSs. Issuance expenses in amount of $372,000 were allocated both to the liability instruments and to the equity component. Expenses allocated to the liability instruments, in amount of $102,000, were recorded directly to the statement of comprehensive loss, and expenses in the amount of $270,000 allocated to the equity component were carried against share premium.

For information regarding the terms of the warrants, see note 14a below.

5)	In January 2014, the Company raised an aggregate gross amount of $11.7 million from Israeli investors in the form of a private placement. The Company issued a total of 10,458,740 ordinary shares and warrants to purchase an additional 4,183,496 ordinary shares. The net proceeds were allocated to the issued shares and warrants, based on the fair value of each of these instruments that were recognized as equity. Issuance expenses in amount of $526,000 were allocated to equity components.

For information regarding the term of the warrants see b. below.

6)	In 2015 the Company completed two underwritten public offerings:

(a)	The Company completed an underwritten public offering in the U.S. of an aggregate of 1,150,000 ADSs at a price of $12.50 per ADS for gross proceeds to the Company of $14.4 million. Net proceeds to the Company from the offering, following discounts, commissions and expenses amounting to $1.2 million, were approximately $13.2 million.

As a result of the offering, the Price Protection Right, as described in (4) above, provided by the Company to investors who participated in the January 2014 private placement, is no longer valid. The change in the fair value of the Price Protection Right of $542,000 was recognized as financial income in the statement of comprehensive loss in 2015.

(b)	The Company completed an underwritten public offering in the U.S. of an aggregate of 2,739,143 ADSs at a price of $16.25 per ADS generating gross proceeds to the Company of approximately 44.5$ million. Net proceeds to the Company from the offering, following underwriting discounts and other offering expenses of approximately $3 million, were approximately $41.5 million.

b.	Warrants

The warrants issued under the investment agreement, as described in a(5) above, are exercisable into 4,183,496 ordinary shares, which have a three-year term and are exercisable at an exercise price of $1.4 per ordinary share.

F - 31

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 14 - DERIVATIVE FINANCIAL INSTRUMENTS:

a.	Warrants

The warrants issued under the investment agreement, as described in note 13a(4) above, were classified as a financial liability due to a net settlement provision. These warrants are exercisable into 357,896 ADSs. The warrants have a three-year term and may be exercised either for cash or on a cashless basis at an exercise price of $11 per ADS.

b.	Price Protection Right

For information regarding the Price Protection Right, see note 13a(4) above.

c.	Fair value

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the Price Protection Right is computed using a common valuation model, which takes into account specific scenarios. The fair value of the warrants and the Price Protection Right upon issuance was computed based on the price of an ordinary share and based on the following key parameters: risk-free interest rate of 0.13% - 0.87% and an average standard deviation of 33.38% - 53.33%. The values of the warrants and Price Protection Right as of December 31, 2014, are based on the price of an ordinary share on December 31, 2014 and based on the following key parameters: risk-free interest rate of 0.12% - 0.7% and an average standard deviation of 44.92% - 61.70%. The fair value of the warrants as of December 31, 2015, is based on the price of an ordinary share on December 31, 2015 and based on the following key parameters: risk-free interest rate of 0.66% and an average standard deviation of 49.55%.

F - 32

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 – SHARE-BASED PAYMENTS:

On May 30, 2010, a general meeting of shareholders approved the option plan of the Company for 2010 (the "Option Plan"), after being approved by the Board of Directors. It was resolved in 2015 to increase the Option Plan to allow the Company to allocate 30,000,000 options to employees and directors. The terms and conditions of the grants were determined by the Board of Directors and are according to the Option Plan.

a.	Following is information on options granted in 2015:

	Number of options granted
	According to option plan of the company		Exercise price to 1 ordinary share ($)	The fair value of options on date of grant in U.S.$ thousands (2)
Date of grant	Other than directors (1)	Total
May 2015	300,000	300,000	1.61	218
September 2015	2,375,072	2,375,072	1.56	1,392
	2,675,072	2,675,072		1,610

1)	The options will vest as follows: for employees and consultants of the Company who had provided services exceeding one year to the Company as of the grant date, the options will vest in 16 equal quarterly installments over a four-year period. For employees and consultants of the Company who had not provided services to the Company exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over the following three years in 12 equal quarterly installments. The options will be exercisable, either in full or in part, from the vesting date until the end of 7 years from the date of grant.

2)	The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company's ordinary share: $1.30 – $1.56, expected volatility: 51.75% – 53.30%, risk-free interest rate: 1.87% – 1.92% and expected useful life to exercise: seven years.

F - 33

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 – SHARE-BASED PAYMENTS (continued):

b.	Following is information on options granted in 2014:

	Number of options granted
	According to option plan of the company			Exercise price to 1 ordinary share ($)	The fair value of options on date of grant in U.S.$ thousands (2)
Date of grant	Other than directors (1)	To directors (1)	Total
March 2014	1,830,016	-	1,830,016	1.48	1,260
April 2014	-	*1,760,000	1,760,000	1.48	1,203
May 2014	150,000	-	150,000	1.48	100
	1,980,016	1,760,000	3,740,016		2,563

* The options were allocated to officers who also serve as directors.

1)	The options will vest as follows: for employees and consultants of the Company who had provided services to the Company for a period exceeding one year as of the date of grant, the options will vest in 16 equal quarterly installments over a four-year period. For employees and consultants of the Company who provided services to the Company for a period of less than one year as of the date of grant, the options will vest as follows: 1/4 of the options will vest one year following the grant date, and the rest over the following three years in 12 equal quarterly installments.

2)	The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company's ordinary share: $1.43- $1.44, expected volatility: 51.6%-52.3%, risk-free interest rate: 2.25%-2.31% and expected useful life to exercise: seven years.

F - 34

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 – SHARE-BASED PAYMENTS (continued):

c.	Changes in the number of shares and weighted averages of exercise prices are as follows:

	Year ended December 31
	2015		2014
	Number of options	Weighted average of exercise price	Number of options	Weighted average of exercise price
Outstanding at beginning of year	18,325,016	0.78	14,735,000	0.60
Exercised	(338,750)		(150,000)
Expired	(150,000)		-
Granted	2,675,072	1.57	3,740,016	1.48
Outstanding at end of year	20,511,338	0.88	18,325,016	0.78
Exercisable at end of year	15,493,449	0.68	14,152,921	0.60

d.	The following is information about exercise price and remaining useful life of outstanding options at year-end:

December 31, 2015			December 31, 2014
Number of options outstanding at end of year	Exercise price range	Weighted average of remaining useful life	Number of options outstanding at end of year	Exercise price range	Weighted average of remaining useful life
20,511,338	$0.17-$1.61	3.6	18,325,016	$0.17-$1.48	4.13

e.	Expenses recognized in profit or loss for the options are as follows:

Year ended December 31
2015	2014	2013
U.S. dollars in thousands
1,364	1,753	1,255

The remaining compensation expenses as of December 31, 2015 are $1.9 million and will be expensed in full by September 2019.

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

F - 35

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 16 - REVENUES

On February 27, 2014, the Company entered into an exclusive agreement by which Salix Pharmaceuticals, Inc. ("Salix"), which was later acquired by Valeant Pharmaceuticals International, Inc., or Valeant, licensed the worldwide exclusive rights to one of the Company's therapeutic candidates, an encapsulated formulation for bowel preparation, and rights to other purgative developments. Under the license agreement, Salix paid an upfront payment of $7 million with subsequent potential milestone payments up to a total of $5 million. Salix has also agreed to pay the Company tiered royalties on net sales, ranging from low single-digit up to low double-digits. As there was no continuing managerial involvement of the Company under the agreement with Salix to develop any product based on the license and related intellectual property granted to Salix, the upfront payment of $7 million was recognized in 2014 as revenue in the statement of comprehensive loss.

Following the agreement with Salix, and pursuant to the purchase agreement from August 11, 2010, between the Company and an Australian company from which it purchased the rights sold to Salix, the Company paid to the Australian company $1 million in 2014. The amount paid was recognized as cost of revenue in the statement of comprehensive loss.

NOTE 17 - RESEARCH AND DEVELOPMENT EXPENSES, net:

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
Payroll and related expenses	621	573	426
Professional services	1,953	1,685	1,272
Share-based payments	842	951	753
Clinical trials	13,611	9,187	6,019
Intellectual property development	216	556	233
Other	713	382	363
Discount from Service Provider*	(185)	(634)	(966)
	17,771	12,700	8,100

* Discount provided to the Company by its Canadian service provider due to certain Canadian authorities incentives programs.

F - 36

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 18 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
Payroll and related expenses	986	943	754
Share-based payments	522	802	501
Professional services	2,050	1,662	997
Office related expenses	173	187	131
Other	403	417	301
	4,134	4,011	2,684

NOTE 19 - FINANCIAL EXPENSES (INCOME), net:

	Year ended December 31
	2015	2014	2013
	U.S dollars in thousands
Financial income:
Fair value gain on derivative financial instruments	888	200	-
Fair value gain on financial assets at fair value through profit or loss	-	-	54
Income from changes in exchange rates	-	-	74
Interest from bank deposits	236	119	30
	1,124	319	158
Financial expenses:
Loss from changes in exchange rates	200	361	-
Other	12	22	14
	212	383	14
Financial expenses (income) - net	(912)	64	(144)

F - 37

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 20 - LOSS PER ORDINARY SHARE:

a.	Basic

The basic loss per share is calculated by dividing the loss by the weighted average number of ordinary shares in issue during the period.

Set forth below is data taken into account in the computation of loss per share:

	Year ended December 31
	2015	2014	2013
Loss (U.S. dollars in thousands)	21,090	10,711	10,628
Weighted average number of ordinary shares outstanding during the period (in thousands)	110,814	86,610	62,379
Basic loss per share (U.S. dollars)	0.19	0.12	0.17

b.	Diluted

The diluted loss per share for the year ended December 31, 2013 is identical to the basic loss per share since the effect of potential dilutive shares is anti-dilutive.

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming conversion of all dilutive potential ordinary shares, which is calculated using the Treasury Method. The Company has two categories of dilutive potential ordinary shares: warrants issued to investors and options issued to employees and service providers. The effect of options issued to employees and service providers is anti-dilutive.

	Year ended December 31
	2015	2014	2013
Loss (U.S. dollars in thousands)	21,090	10,711	10,628
Adjustment for financial income of warrants	346	463	-
Loss used to determine diluted loss per share	21,436	11,174	10,628
Weighted average number of ordinary shares outstanding during the period (in thousands)	110,814	86,610	62,379
Adjustment for warrants	901	612	-
Weighted average number of ordinary shares for diluted loss per share (in thousands)	111,715	87,222	62,379
Diluted loss per share (U.S. dollars)	0.19	0.13	0.17

F - 38

REDHILL BIOPHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 21 - RELATED PARTIES:

a.	Key management includes members of the Board of Directors, the Chief Executive Officer and Deputy Chief Executive Officer Finance and Operations.

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
Key management compensation:
Salaries and other short-term employee benefits	776	628	555
Post-employment benefits	58	60	48
Share-based payments	382	726	515
Other long-term benefits	27	31	25

b.	Balances with related parties:

	December 31
	2015	2014
	U.S. dollars in thousand
Current liabilities -
Credit balance in "accounts payable"	264	155

F - 39

EXHIBIT INDEX

The exhibits filed with or incorporated into this Registration Statement are listed in the index of exhibits below.

Exhibit Number	Exhibit Description

1.1	Articles of Association of the Registrant, as amended (unofficial English translation).

2.1	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on December 6, 2012).

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on December 6, 2012).

4.1*	Co- Development and Commercialization Agreement, dated August 26, 2010, by and between the Registrant and IntelGenx Corp. (incorporated by reference to Exhibit 4.3 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.2*	Side Letter Agreement, dated January 31, 2013, by and between the Registrant and IntelGenx Corp (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.3*	Asset Purchase Agreement, dated August 11, 2010, by and between the Registrant and Giaconda Limited (RHB-104, 105, 106) (incorporated by reference to Exhibit 4.4 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.4*	Amendment to Asset Purchase Agreement by and between the Registrant and Giaconda Limited (RHB-104, 105, 106) dated February 27, 2014 (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2015).

4.5*	License Agreement, dated September 15, 2011, by and between the Registrant and University of Central Florida Research Foundation (incorporated by reference to Exhibit 4.5 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.6*	License Agreement, dated February 27, 2014, by and between the Registrant and Salix Pharmaceuticals, Inc. (later acquired by Valeant Pharmaceuticals International, Inc.) (incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2015).

4.7†	Exclusive License Agreement, dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp.

4.8*	Master Service Agreement, dated April 28, 2011, by and between the Registrant and 7810962 Canada Inc. and amendment (incorporated by reference to Exhibit 4.12 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated October 26, 2012).

4.9†	Third Amendment dated May 21, 2015 to the Master Service Agreement, dated April 28, 2011 by and between the Registrant and 7810962 Canada Inc.

103

4.10*	Second Amendment to Master Services Agreement, dated May 29, 2013 by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.11*	Clinical Services Agreement, dated June 15, 2011, by and between the Registrant and 7810962 Canada Inc. and amendment (regarding RHB-104) (incorporated by reference to Exhibit 4.15 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.12	Change Order #4.1 dated August 9, 2015 to the Clinical Services Agreement, dated June 15, 2011 by and between the Registrant and 7810962 Canada Inc.

4.13†	Change Order #5 dated May 21, 2015 to the Clinical Services Agreement, dated June 15, 2011 by and between the Registrant and 7810962 Canada Inc.

4.14*	Second Amendment to Clinical Services Agreement, dated January 19, 2014, by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on July 7, 2014).

4.15*	Third Amendment to Clinical Services Agreement, dated December 7, 2014, by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2015).

4.16*	Fourth Amendment to Clinical Services Agreement, dated December 17, 2014, by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2015).

4.17*

Clinical Trials Global Master Service Agreement, dated December 27, 2012 by and between the Registrant and Q Squared Solutions LLC (f/k/a Quest Diagnostics) (regarding RHB-104) (incorporated by reference to Exhibit 4.22 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2015).

4.18	Global Master Service Agreement amendment, dated June 20, 2014 by and between the Registrant and Q Squared Solutions LLC (f/k/a Quest Diagnostics) (regarding RHB-104) (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2015).

104

4.19	Amendment No. 2 dated May 13, 2015 to the Clinical Trials Global Master Service Agreement, dated December 27, 2012 by and between the Registrant and Q Squared Solutions LLC (f/k/a Quest Diagnostics) (regarding RHB-104).

4.20*	Master Agreement Work Order, dated May 13, 2014, by and between the Registrant and Q Squared Solutions LLC (f/k/a Quest Diagnostics) (regarding RHB-104) (incorporated by reference to Exhibit 4.24 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2015).

4.21†	Amendment No. 1 dated December 30, 2015 to the Master Agreement Work Order, dated May 13, 2014, by and between the Registrant and Q Squared Solutions LLC (f/k/a Quest Diagnostics) (regarding RHB-104).
4.22†	Change Specification Form by and between Registrant and Q Squared Solutions LLC (f/k/a Quest Diagnostics) (regarding RHB-104) dated June 6, 2015.

4.23	Form of Letter of Exemption and Indemnity adopted on July 2013 (unofficial English translation) (incorporated by reference to Exhibit B to Exhibit 99.1 to Form 6-K disseminated with the Securities and Exchange Commission, dated June 26, 2013).

4.24	2010 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.27 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2015).

4.25	Securities Purchase Agreement, dated December 30, 2013 by and between the Registrant and OrbiMed Israel Partners Limited Partnership (together with Form of Warrant attached as Exhibit A) (incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.26	Securities Purchase Agreement, dated December 31, 2013 by and between the Registrant and Broadfin Healthcare Master Fund, LTD (together with Form of Warrant attached as Exhibit A) (unofficial English translation) (incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2014).

4.27	Underwriting Agreement, dated February 10, 2015, between the registrant and Wells Fargo Securities, LLC as representative of the several Underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K submitted to the Securities and Exchange Commission on February 13, 2015).

4.28	Underwriting Agreement, dated July 16, 2015, between the Registrant and Nomura Securities International, Inc. as representative of the several Underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K submitted to the Securities and Exchange Commission on July 21, 2015).

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

*	Confidential treatment granted with respect to certain portions of this Exhibit.
†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

105

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

Date: February 25, 2016

106