Form 20-F
period 2017-12-31
RedHill Biopharma Ltd.
filed 2018-02-22
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 212,729,434 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. 

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd., a limited liability company incorporated under the laws of the State of Israel, and its direct and indirect subsidiaries, including RedHill Biopharma Inc., a wholly-owned subsidiary incorporated in Delaware in January 2017. The term “including” means “including but not limited to”, whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of February 21, 2018 ($1 = NIS 3.501). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	our ability to obtain additional financing;
•	our receipt of regulatory clarity and approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;
•

the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, as well as the extent and number of additional studies that we may be required to conduct;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;
•	our ability to establish and maintain corporate collaborations;
•

that products we promote or commercialize may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for our products;

•	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and maintain our own marketing and commercialization capabilities;

•	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates or commercial products;
•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in research, preclinical studies or clinical trials;
•	the implementation of our business model, strategic plans for our business, therapeutic candidates and commercial products;
•	the impact of other companies and technologies that compete with us within our industry;
•	our estimates of the markets, their size, characteristics and their potential for our therapeutic candidates and commercial products and our ability to serve those markets;
•

the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing or violating the intellectual property rights of others;

•	parties from whom we license or acquire our intellectual property defaulting in their obligations towards us;
•	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats; and
•	the impact of the political and security situation in Israel and in the U.S. on our business.

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.           Selected Financial Data

The following table sets forth our selected financial data, which is derived from our financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We have derived the selected financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 from our audited financial statements included elsewhere in this Annual Report on Form 20‑F. We have derived the selected financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 from our financial statements not included in this Annual Report. You should read this selected financial data and other information provided in this Annual Report in conjunction with, and is qualified in its entirety by, our historical financial information including “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this Annual Report.

	Year Ended December 31
	2017	2016	2015	2014	2013
	(U.S. Dollars, in thousands, except per share and weighted average shares data)
Statement of Comprehensive Loss
Revenues	4,007	101	3	7,014	12
Cost of revenue	2,126	—	—	1,050	—
Gross profit	1,881	101	3	5,964	12
Research and development expenses, net	32,969	25,241	17,771	12,700	8,100
Selling, marketing and business development expenses	12,014	*1,555	*1,386	*900	*570
General and administrative expenses	8,025	*3,848	*2,748	*3,111	*2,114
Other (income) expenses	845	—	100	(100)	—
Operating loss	51,972	30,543	22,002	10,647	10,772
Financial income	6,505	1,548	1,124	319	158
Financial expenses	77	375	212	383	14
Financial (income) expenses, net	(6,428)	(1,173)	(912)	64	(144)
Loss and comprehensive loss	45,544	29,370	21,090	10,711	10,628
Loss per Ordinary Share (in U.S. dollars)
Basic	0.26	0.23	0.19	0.12	0.17
Diluted	0.26	0.24	0.19	0.13	0.17
Weighted average number of Ordinary Shares used in computing loss per Ordinary Share	176,578,990	128,513,729	110,813,742	86,610,126	62,379,171
Weighted average number of Ordinary Shares used in computing diluted loss per share	176,578,990	128,808,543	111,714,566	87,222,188	62,379,171

*Reclassified to conform to the current year presentation.

	As of December 31
	(U.S. Dollars, in thousands)
	2017	2016	2015	2014	2013
Balance Sheet Data
Cash and short-term investments	46,205	66,154	58,138	22,945	12,113
Working capital	39,846	62,459	54,996	24,299	10,186
Total assets	57,343	74,212	66,828	28,856	14,340
Total liabilities	12,278	11,511	6,751	3,845	2,415
Accumulated deficit	(132,944)	(89,635)	(61,944)	(42,218)	(33,260)
Equity	45,065	62,701	60,077	25,011	11,925

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares (the “Ordinary Shares”) or our American Depositary Shares (“ADSs”). The risks and uncertainties described below in this annual report on Form 20-F for the year ended December 31, 2017 are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

Since our incorporation in 2009, we have focused primarily on the development and acquisition of late-clinical development stage therapeutic candidates and more recently on the acquisition of rights to commercial products for promotion and/or commercialization in the U.S. and we have a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

Since our incorporation in 2009, we have focused primarily on the development and acquisition of late-clinical development stage therapeutic candidates. Most of our therapeutic candidates are in the late-clinical development stage and none of our therapeutic candidates are approved for sale.  However, in December 2016 we obtained certain rights to promote, but not to sell or distribute, Donnatal®  in certain U.S. territories pursuant to an exclusive agreement with a subsidiary of Concordia International Corp. (“Concordia”). In 2017, we obtained certain rights to commercialize EnteraGam®  (a prescription medical food product) in the U.S. and certain rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in certain U.S. territories.

Most of our therapeutic candidates will require additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales of them, if at all. We have incurred losses since inception, principally as a result of research and development, selling, marketing and business development, and general and administrative expenses in support of our operations. We experienced net losses of approximately $45.5 million in 2017, $29.4 million in 2016 and $21.1 million in 2015.  As of December 31, 2017, we had an accumulated deficit of approximately $132.9 million.  We may incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our therapeutic candidates, promoting Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercializing EnteraGam®, and prioritizing, selecting, and advancing other products that we may promote or commercialize in the future.  Our ability to generate sufficient revenues to sustain our business operations in accordance with our plan and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop our therapeutic candidates, obtain the required regulatory approvals in various territories and commercialize our therapeutic candidates, promote Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialize EnteraGam®, and products that we may acquire or for which we may acquire commercialization rights in the future. We may be unable to achieve any or all of these goals with regard to our therapeutic candidates, our commercial products or products we may commercialize. As a result, we may never achieve sufficient revenues to sustain our business operations in accordance with our plan or be profitable.

Our limited operating history makes it difficult to evaluate our business and prospects.

We have a limited operating history, and our operations to date have been limited primarily to acquiring and in-licensing therapeutic candidates and rights to promote or commercialize products in certain U.S. territories, research and development, raising capital and recruiting scientific and management personnel and third-party partners. Except with respect to RHB-106 and related rights, which is out-licensed to Valeant Pharmaceuticals International, Inc. (“Valeant”) (which acquired Salix Pharmaceuticals, Ltd.) and is currently subject to discussion with Valeant, including renegotiation of its terms, we have not yet demonstrated an ability to commercialize or obtain regulatory approval for our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development or commercialization of our therapeutic candidates, the success of promoting Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, the success of EnteraGam® that we commercialize, and products that we may promote or commercialize in the future, obtain regulatory approvals, reimbursement by third-party payors, achieve market acceptance or competitive pricing for our therapeutic candidates or our current commercial products, Donnatal®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and EnteraGam®, and products that we may promote or commercialize in the future.

Our current working capital is not sufficient to complete our research and development with respect to any or all of our therapeutic candidates or to commercialize our products or products to which we have rights, including EnteraGam®, and including promotion of Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg. We will need to raise additional capital to achieve our strategic objectives of acquiring, in-licensing, developing and commercializing therapeutic candidates, promoting Donnatal®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercializing EnteraGam®, and products that we may promote or commercialize in the future, and our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund our operations, develop our therapeutic candidates, or commercialize EnteraGam® or the products we may commercialize in the future, or promote products such as Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, attract development or commercial partners and retain key personnel.

As of December 31, 2017, we had cash and short-term investments of approximately $46.2 million, and as of December 31, 2016, we had cash and short-term investments of approximately $66.2 million.  We have funded our operations primarily through public and private offerings of our securities. We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through the sale of equity or debt or through other financing that does not cause dilution to our shareholders. These amounts may not be sufficient to complete the research and development of all of our therapeutic candidates, and we are also not yet certain of the financial impact of our commercialization activities. Accordingly, we may need to raise additional capital in the future.

To date, our business has generated limited revenues. As we plan to continue expending funds in research and development, including clinical trials, as well as to continue to commercialize EnteraGam®, and promote Donnatal®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, and to acquire additional products, we will need to raise additional capital in the future through equity or debt financing or a non-dilutive financing or pursuant to development or commercialization agreements with third parties with respect to particular therapeutic candidates. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital at all or on favorable terms, or securing a development or commercialization partner in the future as a result of, among other factors, our limited revenues from commercialization of the therapeutic candidates and promoting Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercializing EnteraGam® and products that we may promote or commercialize in the future, as well as the inherent business risks associated with our company, our therapeutic candidates, our current commercial products, Donnatal®, EnteraGam®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and products that we may promote or commercialize in the future, and present and future market conditions. To the extent we are able to generate sufficient revenues to sustain our business operations in accordance with our plan, we may still need to raise capital because the revenues from Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, may not be sufficient to cover all of our operating expenses. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing or obtain sufficient future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs for our therapeutic candidates or EnteraGam® or promotion of Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, and products that we may promote or commercialize in the future, any of which may have material adverse effect on our business, financial condition and results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution and or cost of capital to existing shareholders.

Our long-term capital requirements are subject to numerous risks.

Our long-term capital requirements are expected to depend on many potential factors, including:

•the number of therapeutic candidates in development;

•the regulatory clarity and path of each of our therapeutic candidates;

•the progress, success and cost of our clinical trials and research and development programs including manufacturing;

•the identification and acquisition of additional therapeutic candidates;

•the costs, timing and outcome of regulatory review and obtaining regulatory clarity and approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

•the costs of enforcing our issued patents and defending intellectual property-related claims;

•the costs of manufacturing, developing and maintaining sales, marketing and distribution channels;

•our ability to successfully commercialize our therapeutic candidates, promote Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercialize EnteraGam®, and products that we may promote or commercialize in the future, including through securing commercialization agreements with third parties and favorable pricing and market share or through securing and maintaining our own commercialization capabilities;

•entrance of generics into the market that could compete with our products and erode the profitability of the products we are promoting or commercializing;

•our ability to successfully commercialize products that we develop or acquire or for which we acquire commercialization rights; and

•our consumption of available resources, especially a more rapid consumption than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Risks Related to Our Business and Regulatory Matters

If we or our development or commercialization partners are unable to obtain or maintain the U.S. Food and Drug Administration (“FDA”) or other foreign regulatory clearance and approval for our therapeutic candidates or products we may promote or commercialize, we or our commercialization partners will be unable to commercialize our therapeutic candidates or products we may promote or commercialize.

To date, other than our limited experience in promoting Donnatal®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercializing EnteraGam®, we have not marketed, distributed or sold any therapeutic candidate or product. In June 2017, we commenced promoting Donnatal®  (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) in the U.S. Donnatal®  is an anticholinergic and barbiturate combination drug product used as an adjunctive therapy for irritable bowel syndrome (“IBS”), a condition characterized by abdominal pain, bloating, and diarrhea or constipation.  It may also be used as an adjunctive therapy for acute enterocolitis and duodenal ulcers. See “–We or our commercialization partners are subject to risks related to the regulatory environment of the Drug Efficacy Study Implementation review program with respect to Donnatal®”.

In June 2017, we commenced commercializing EnteraGam® in certain territories in the U.S., and in September 2017, we commenced promoting Esomeprazole Strontium DR Capsules 49.3 mg to gastroenterologists in certain U.S. territories. EnteraGam® is an FDA-regulated “medical food” product intended for the dietary management of chronic diarrhea and loose stools, which must be administered under medical supervision. Esomeprazole Strontium DR Capsules 49.3 mg is an FDA-approved proton pump inhibitor (“PPI”) drug product indicated for adults for the treatment of gastroesophageal reflux disease (“GERD”), risk reduction of NSAID-associated gastric ulcer, Helicobacter pylori (“H. pylori”) eradication to reduce the risk of duodenal ulcer recurrence and for pathological hypersecretory conditions, including Zollinger-Ellison syndrome.

Currently, we have six therapeutic candidates in late-clinical development stage: TALICIA® (RHB-105) for the eradication of H. pylori infection; RHB-104 for the treatment of Crohn’s disease with an ongoing first Phase III study, a completed proof-of-concept Phase IIa study for multiple sclerosis, and a planned pivotal Phase III study for Nontuberculous Mycobacteria (“NTM”) infections; RHB-106 (out-licensed to Valeant) for bowel preparation; BEKINDA® (RHB-102) for acute gastroenteritis and gastritis, irritable bowel syndrome with diarrhea (“IBS-D”), and other indications; YELIVA® (ABC294640), a sphingosine kinase-2 (“SK2”) selective inhibitor targeting multiple oncology, inflammatory and GI indications; and RHB-107 (MESUPRON) for targeting GI and other solid tumor cancers. Our therapeutic candidates are subject to extensive governmental laws, regulations and guidelines relating to development, clinical trials, manufacturing and commercialization of drugs. We may not be able to obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

In addition, although we have certain rights to promote Donnatal®  in certain U.S. territories, which is currently included in the FDA DESI review program, we cannot guarantee that our co-promotion partner will continue to be allowed to sell or promote Donnatal® in the U.S. without future regulatory developments that may lead to the FDA requiring Donnatal® to gain an NDA approval. In addition, future regulatory developments may lead to a loss of the right to commercialize EnteraGam® or the right to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg.

Any material delay in obtaining or maintaining, or the failure to obtain or maintain, required regulatory clearances and approvals will increase our costs and materially adversely affect our ability to generate meaningful revenues. Any regulatory clearance or approval to market a therapeutic candidate, Donnatal®,  EnteraGam®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or other products that we may promote or commercialize may be subject to limitations on the indicated uses for marketing or may impose restrictive conditions of use, including cautionary information, thereby altering or eliminating the size of the market for the therapeutic candidate, Donnatal®, EnteraGam®  or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, or other products that we may promote or commercialize in the future. We also are, and will be, subject to numerous regulatory requirements from both the FDA and other foreign regulatory authorities that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, clearance or approval by one regulatory authority does not ensure clearance or approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and requirements and may impose additional testing, development and manufacturing requirements for our therapeutic candidates, our current commercial products, Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and products that we may promote or commercialize in the future. Additionally, the FDA or other foreign regulatory authorities may change its clearance or approval policies or adopt new laws, regulations or guidelines in a manner that materially delays or impairs our ability to obtain the necessary regulatory clearances or approvals or our ability to commercialize our therapeutic candidates, commercialize EnteraGam®, promote Donnatal®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and products that we may promote or commercialize in the future. See “–We or our commercialization partners are subject to risks related to the regulatory environment of the Drug Efficacy Study Implementation review program with respect to Donnatal®”.

We or our commercialization partners are subject to risks related to the regulatory environment of the Drug Efficacy Study Implementation review program with respect to Donnatal®.

Currently, we promote Donnatal®, which is a pre-1962 drug that is not FDA-approved, but is currently cleared to be marketed and sold in the U.S. as it is included in the Drug Efficacy Study Implementation (“DESI”) review program of the FDA. Donnatal® was first commercialized before Congress’s 1962 amendment to the Food Drug and Cosmetic Act. The 1962 amendment required evidence of efficacy to be granted FDA approval.  At that time, the FDA introduced the

DESI program to evaluate the efficacy of drugs approved before 1962.  Under DESI, Donnatal® is not an FDA-approved drug, but it is cleared to be marketed and sold until a final determination regarding efficacy is made. To our knowledge at this time and based on our review of docketed correspondence with the FDA, the FDA has not made a final determination as to the efficacy of Donnatal®.

Based on our review of docketed correspondence with the FDA, our co-promotion partner, Concordia, is currently a party to the unresolved Notice of Opportunity Hearing for anticholinergic and barbiturate combination drug products. We make no assurances that the FDA will not seek to begin a hearing process to remove Donnatal®  from the market or otherwise remove Donnatal® from the market at any time. If this were to happen, it could have a material adverse effect on our reputation, business, financial condition, and results of operations. It is also the case that other manufacturers would try to take advantage of the regulatory uncertainty to launch illegal copies of Donnatal®. Any lack of action by the FDA or other regulatory body to remove from the market illegal copies of Donnatal® will harm our ability to successfully promote this product.

Our offering of EnteraGam® as a “medical food” in the U.S. may be challenged by regulatory authorities.

EnteraGam® is sold under physician supervision in the U.S. as a “medical food” on the basis of its meeting the criteria for “medical foods” in the Federal Food, Drug, and Cosmetic Act (FDCA) and FDA regulations. The term “medical food” is defined in the FDCA as a food which is formulated to be consumed or administered entirely under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. “Medical foods” are not required to undergo premarket review or approval by the FDA.

To our knowledge, EnteraGam® meets the criteria for “medical foods” established by the FDCA, and to date, the labeling and promoting of EnteraGam® is consistent with FDA regulatory requirements. However, our offering of EnteraGam® as a “medical food” could be challenged by the FDA. The FDA has previously issued warning letters to other companies challenging the classification of their products as “medical foods.” These letters indicate that the FDA may be applying a more narrow interpretation of what qualifies as a “medical food.” Given this enhanced focus on “medical food” companies, we cannot provide any assurance that we will not also receive such a letter, and the FDA could take the position that EnteraGam® may not be lawfully sold in the U.S. as a “medical food.” If such a challenge were to occur we could incur significant costs responding to such a claim and defending the status of EnteraGam® as a “medical food” and ultimately litigation. If we or Entera Health Inc. (“Entera Health”) are not able to demonstrate to the FDA’s satisfaction that the EnteraGam® meets the regulatory requirements for “medical foods,” we would need to suspend further commercialization of EnteraGam® in, and could be required to withdraw EnteraGam® from, the U.S. market. The drug development process can be lengthy and may involve the expenditure of substantial monetary and other resources. Furthermore, the process is uncertain, as there can be no assurance that EnteraGam® will ultimately be approved by the FDA as a drug. The U.S. is the only territory in which we have rights to commercialize EnteraGam®, and the cessation of such sales, even for a limited period, could have a material adverse effect on our operations, financial situation, operating results and business prospects.

Clinical trials and related non-clinical studies may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. We or our development or commercialization partners will not be able to commercialize our therapeutic candidates and products we may promote or commercialize without completing such trials, even products that may have already been cleared or approved for marketing.

We have limited experience in conducting and managing the clinical trials that are required to obtain regulatory approvals and commence commercial sales of our therapeutic candidates. Clinical trials and related non-clinical studies are expensive, complex, can take many years and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned clinical trials that will cause delays, including suspension of a clinical trial, delay of data analysis or release of the final report. The clinical trials of our therapeutic candidates may take significantly longer to complete than estimated. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could materially delay or prevent the obtainment of a regulatory approval and commercialization of our current or future therapeutic candidates.

In connection with the clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks and uncertainties, including but not limited to:

•	delays or failure in securing clinical investigators or trial sites for the clinical trials;
•	delays or failure in receiving import or other government approvals to ensure appropriate drug supply;
•	delays or failure in obtaining institutional review board (IRB) and other regulatory approvals to commence or continue a clinical trial;
•	expiration of clinical trial material before or during our trials as a result of delays, including suspension of a clinical trial, degradation of, or other damage to, the clinical trial material;
•	negative or inconclusive results or results that are not sufficiently positive from clinical trials;
•	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies;
•

the FDA or other foreign regulatory authorities may require us to conduct additional clinical trials or studies in connection with therapeutic candidates in development as well as for products that have already been cleared and approved for marketing;

•	inability to monitor patients adequately during or after treatment;
•	inability to retain patients;
•	problems with investigator or patient compliance with the trial protocols;
•	a therapeutic candidate may not prove safe or efficacious; there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;
•	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;
•	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;
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

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. As such, despite the results reported in earlier clinical trials of our therapeutic candidates, we do not know if the clinical trials we conduct will demonstrate adequate safety and efficacy sufficient to obtain regulatory approval to market our therapeutic candidates. If any of the clinical trials of any of our current or future therapeutic candidates does not produce favorable results, our ability to obtain regulatory approval for the therapeutic candidate may be adversely impacted, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to establish collaborations for our therapeutic candidates or products we may promote or commercialize, or otherwise not be able to raise substantial additional capital, we will likely need to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our therapeutic candidates and products that we may promote or commercialize will require additional cash to fund expenses. As such, our strategy includes either selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development or potential commercialization of our therapeutic candidates, promoting or commercializing products, in whole or in part, in some or all jurisdictions or through securing our own commercialization capabilities. With respect to potential new third-party partners for the development or commercialization of our therapeutic candidates and development or commercialization of products that we may promote or commercialize, we may not be successful in entering into collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development, commercialization or promotion agreements or otherwise raise substantial additional capital to secure our own commercialization capabilities, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidate or failure to develop, market and commercialize such therapeutic candidate independently may have an adverse effect on our business, financial condition and results of operations.

Any collaborative arrangements that we have established or may establish may not be successful, or we may otherwise not realize the anticipated benefits from these collaborations, including our out-licensing of RHB-106, commercialization of EnteraGam®  as well as our promotion of Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on such third parties to achieve results which may be significant to us. In addition, any future collaborative arrangements may place the development or commercialization of our therapeutic candidates, promotion of Donnatal®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or commercialization of EnteraGam® or products that we may promote or commercialize in the future outside our control may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Each of our collaborative arrangements requires us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, intellectual property and commercialization. We do not control these third parties, but we rely on such third parties to achieve results which may be significant to us. To date, we have out-licensed one of our therapeutic candidates, RHB-106, and related rights to Valeant. We do not control Valeant, but we rely on Valeant to clinically develop and commercialize RHB-106 and related rights. In addition, with respect to Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, we rely on Concordia, Entera Health and ParaPRO LLC (“ParaPRO”), respectively, as the party responsible for, among others, the manufacture, supply, and other operating responsibilities.

Relying upon collaborative arrangements to develop and commercialize our therapeutic candidates, such as RHB-106, Donnatal®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg which are products that we promote, and commercialization of EnteraGam®  and other products that we may promote or commercialize in the future, subjects us to a number of risks, including but not limited to the following:

•	our collaborators may default on their obligations to us and we may be forced to either terminate, litigate or renegotiate such arrangements;
•	our collaborators may have claims that we breached our obligations to them which may result in termination, renegotiation, litigation or delays in performance of such arrangements;
•

we may not be able to control the amount and timing of resources that our collaborators may devote to our therapeutic candidates, our current commercial products, Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg which are products that we promote, EnteraGam® which is a product we commercialize, or products that we may promote or commercialize in the future;

•	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;
•

our collaborators may experience financial difficulties, making it difficult for them to fulfill their obligations to us, including payment obligations, or they may experience changes in business focus;

•

our collaborators’ partners may fail to secure adequate commercial supplies of our therapeutic candidates upon or after obtaining marketing approval, if at all, for Donnatal® or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, EnteraGam® which is a product we commercialize, or of products that we may promote or commercialize;

•	our collaborators' partners may have a shortage of qualified personnel;
•	we may be required to relinquish important rights, such as marketing and distribution rights;
•

business combinations or significant changes in a collaborator’s business or business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•

under certain circumstances, a collaborator could move forward with a competing therapeutic candidate or product developed either independently or in collaboration with others, including our competitors; and

•

collaborative arrangements are often terminated or allowed to expire, which could delay the development and may increase the cost of developing our therapeutic candidates or may limit or terminate our rights to promote Donnatal®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialize EnteraGam®  in the U.S. or products we may promote or commercialize in the future.

In addition, our reliance upon our partners in connection with promotional activities subjects us to a number of additional risks, including but not limited to, the following:

•

we do not control our partners’ communications with the FDA, and the FDA may determine to withdraw the products from the market due to any action or inaction taken by our partners (see “–Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or products which we may promote or commercialize may be withdrawn from the market at any time due to product withdrawal requests by the FDA or other foreign regulatory authorities.”);

•

we rely on our partners to take enforcement action to protect the IP and regulatory protections, if any, of our commercial products. Their failure to diligently protect these products could materially affect our commercial success; in the case of Donnatal®, we rely on our partner to take action to proactively prevent illegal copies of the product from being marketed and sold and their failure to do so could materially affect our commercial success;

•

we rely on our partners to be responsible for the manufacture of Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg through third-party manufacturers with the requisite quality and manufacturing standards as required under applicable laws and regulations, and we also rely on those same partners to supply their respective products, which may result in us having those respective products in insufficient quantities or on timelines insufficient to achieve adequate or successful promotion and sale of their respective products in the U.S.;

•

our same partners may significantly create or change reimbursement agreements or increase or decrease the price of their respective products to a level that could adversely affect our sales or revenues;

•

we rely on those same partners for most decisions relating to the promotion, sales and marketing of their respective products, and any action or inaction taken by those same partners may adversely affect the sales of their respective products;

•

our partners may change or create new agreements with wholesalers, Pharmacy Benefit Managers or other important stakeholders, which may significantly impact our ability to achieve commercial success, or they may fail to negotiate reimbursement agreements with payors which could also negatively affect our commercial success;

•	our partners may change the price of their respective products to a level that could adversely affect our sales or revenues;
•

those same partners may not be successful in maintaining or expanding reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators, which may adversely affect the sales of their respective products; and

•	those same partners may terminate their agreements with us after an agreed upon period for reasons set forth in those same partners’ respective agreements with us.

If any of these or other scenarios materialize, they could have an adverse effect on our business, financial condition or results of operations.

As a result of Concordia's debt obligations, we are subject to the additional risks that Concordia may delay, reduce or cease payments to us under the Co-Promotion Agreement or otherwise be unable or unwilling to meet its obligations to us under the Co-Promotion Agreement, including its manufacture, supply, and other operating responsibilities. If any of these scenarios materialize, it could have an adverse effect on our business, financial condition or results of operations.

Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or products which we may promote or commercialize in the future may be withdrawn from the market at any time due to product withdrawal requests by the FDA or other foreign regulatory authorities.

Products we acquire or to which we acquire certain commercialization rights may be subject to withdrawal requests by the FDA or other foreign regulatory authorities for various reasons.  For instance, certain products, such as Donnatal®, may be subject to regulatory review due to their classification as a DESI product, which the FDA has the right to determine as ineffective and impose limitations or request withdrawal of the product from the market. Donnatal® is currently subject to the FDA’s DESI proceedings to determine its effectiveness and the right to continue to be marketed in the U.S., and there is no assurance as to the outcome of such proceedings. To our knowledge at this time and based on our review of docketed correspondence with the FDA, the FDA has not made a final determination as to the efficacy of Donnatal®. In addition, the process and timing of any FDA DESI proceedings with respect to Donnatal® are unclear.  Historically, the FDA has generally permitted products to stay on the market during these proceedings, although there is no assurance as to the time of commencement of such proceedings or whether the FDA will in fact grant such permission to any future DESI-related proceedings, including for Donnatal®. EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg may also be subject to withdrawal requests by the FDA. The status of EnteraGam® as a “medical food” in the U.S. may be challenged by regulatory authorities which may result in its withdrawal from the market until additional regulatory requirements are met. Regulatory authorities in other jurisdictions may have similar procedures that may subject any product we may promote or commercialize to limitations or withdrawal requests. In addition, the FDA or other foreign regulatory authorities may determine that the chemistry, manufacturing and controls (“CMC”) of marketed products that we develop, acquire or to which we acquire commercialization rights, such as Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg is unsatisfactory due to the manufacturing standards of the products. If either of these or any regulatory action is taken, Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or any product we promote or commercialize could be withdrawn from the market at any time. In addition, we may suffer from delays in further commercialization of any product we promote or commercialize.

We may not be successful in acquiring products or companies that own rights to, or otherwise acquire commercialization rights to, products cleared or approved for marketing in the U.S. or elsewhere that achieve commercial success or in further establishing our own marketing and commercialization capabilities.

Part of our strategy is to identify and acquire rights to products that have been cleared or approved for marketing in the U.S. or elsewhere, and in particular, those with a therapeutic focus on GI or cancer.  Specifically, we seek to acquire rights to products that are already commercialized, which would enable us to commercialize such products independently and further establish our own marketing and commercialization capabilities in the U.S.  We have entered into a Co-Promotion Agreement with Concordia pursuant to which we were granted certain rights to promote Donnatal® in certain U.S. territories which was our first agreement to commercialize a product being marketed in the U.S. We have also entered into a license agreement with Entera Health pursuant to which we were granted the exclusive rights to commercialize EnteraGam® in certain U.S. territories, and we have entered into an agreement with ParaPRO pursuant to which we were granted the exclusive rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories. However, there can be no assurance as to our ability to identify and acquire rights to any additional products, in particular those with a therapeutic focus on GI or cancer.  If we are not successful in acquiring any additional products, or in commercializing EnteraGam®, or in promoting Donnatal®, and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, we may not be able to further establish or maintain our own marketing and commercialization capabilities in the U.S. This may limit our ability to commercialize products on our own and may require us to contract with third-party development or commercialization partners which may not be on commercially favorable terms. Additionally, these efforts to further establish and maintain our commercial capabilities in the U.S. could be found more costly than our forecast and have an adverse effect on our business, financial condition and results of operations.

In addition, there can be no assurance that we will accurately or consistently identify products approved or cleared for marketing that will achieve commercial success or that we will be able to successfully commercialize.

If we are unable to maintain, train and build an effective sales and marketing infrastructure, or establish and maintain compliant and adequate sales and marketing capabilities, we will not be able to commercialize and grow our products and product candidates successfully.

To further establish and maintain our own marketing and commercialization capabilities in the U.S. we may need to expand, among other things, our development, regulatory, manufacturing, marketing and sales capabilities and to increase or maintain our personnel to accommodate sales. We may not be able to secure sales personnel or organizations that are adequate in number or expertise to successfully market and sell our products in the U.S. If we are unable to expand our sales and marketing capability, train our sales force effectively or provide any other capabilities necessary to commercialize our products and therapeutic candidates, we may need to contract with third parties to market and sell our products.

Our employees and sales personnel must comply with applicable regulatory requirements and restrictions, including, but not limited to, “fair balance” promotion of our products and state and federal anti-kickback laws. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, we may not be able to increase our product revenue, may generate increased expenses and may be subject to regulatory and compliance investigation and enforcement.

Expanding and maintaining our commercial infrastructure for our commercial capabilities in the U.S. is a significant undertaking that requires substantial financial and managerial resources, and we may encounter delays or may not be successful in our efforts.

While we are currently promoting Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in certain U.S. territories, we have only recently begun to promote products in the U.S. and we have limited experience in promoting products.  We are currently commercializing EnteraGam® in the U.S., and we likewise have only recently begun to promote and commercialize products in the U.S., and we have limited experience in marketing and selling products. Establishing, maintaining and/or expanding the necessary capabilities are competitive and time-consuming, and the commercialization of EnteraGam®  and promotion of Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg require a significant expenditure of operating, financial and management resources.  Even with those investments, we may not be able to effectively promote Donnatal® or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercialize EnteraGam®, or we may incur more expenditures than anticipated in order to maximize our sales.  We cannot guarantee that we will be able to establish, maintain and/or expand our sales, marketing, distribution and market access capabilities and enter into and maintain any agreements necessary for commercialization with payers and third-party providers on acceptable terms, if at all.  If we are unable to establish, maintain and/or expand such capabilities, either on our own or by entering into agreements with others, or are unable to do so in an efficient manner or on a timely basis, we will not be able to maximize our commercialization of EnteraGam®  or promotion of Donnatal®  or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, which would adversely affect our business, operating results and financial condition.

Even if the promotion of Donnatal®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and/or commercialization of EnteraGam®  are successful, we may fail to further our business strategy as anticipated or to achieve anticipated benefits and success.  We may incur higher than expected costs in connection with our promotion of Donnatal® or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or commercialization of EnteraGam®, and we may encounter general economic or business conditions that adversely affect these products.

In addition, if we incur higher than expected costs in connection with our promotion of Donnatal® or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, or commercialization of EnteraGam®, we may need to reduce or terminate our commercial activities, which may have a material adverse effect on our business.

We have no history of independently commercializing any of our therapeutic candidates that may be approved in the future and may have difficulty promoting Donnatal® or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercializing EnteraGam®, or promoting or commercializing any therapeutic candidates or products to which we may acquire the rights in the future.

We have no prior experience in commercializing therapeutic candidates or marketed products on our own, which may materially increase marketing and sales expenses or cause us to be ineffective in these efforts.  In June 2017, we began promoting Donnatal® and commercializing EnteraGam® in the U.S., and in September 2017 we began promoting Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories. There can be no assurance we will successfully commercialize our therapeutic candidates, if approved in the future, or promote Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, or commercialize EnteraGam® or any products we may promote or commercialize in the future.

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

We currently do not have the ability to independently conduct clinical trials and related non-clinical studies for our therapeutic candidates, and we rely on third parties, such as contract research organizations, medical institutions, contract laboratories, development and commercialization partners, clinical investigators and independent study monitors to perform these functions. Our reliance on these third parties for research and development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with such third parties, other than with respect to RHB-106 and related rights, which we have out-licensed to Valeant, we continue to be responsible for confirming that each of our clinical trials and related non-clinical studies is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices (“GCP”), for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected, and regulatory authorities in other jurisdictions may have similar responsibilities and requirements. Our reliance on third parties does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them or perform such functions independently. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be materially delayed in obtaining regulatory approvals if any, for our therapeutic candidates and may be materially delayed in our efforts to successfully commercialize our therapeutic candidates for targeted diseases.

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

If third parties do not manufacture our therapeutic candidates or do not manufacture and sell any products we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, in sufficient quantities, in the required timeframe, and at an acceptable cost and quality, clinical development and commercialization of our therapeutic candidates or promotion of products we may promote or commercialize could be delayed and sales of any product we may promote or commercialize may be adversely affected.

We do not currently own or operate manufacturing facilities. We rely, and expect to continue to rely, on third parties to manufacture clinical and commercial quantities of our therapeutic candidates and products that we may promote or commercialize. For Donnatal®, we rely on Concordia, which has a manufacturing agreement with a third party to provide sufficient quantities of Donnatal® in the required timeframe. For EnteraGam® we rely on Entera Health and the manufacturer, The Lauridsen Group, Inc., to provide sufficient quantities of EnteraGam® in the required timeframe, and for Esomeprazole Strontium Delayed-Release Capsules 49.3 mg we rely on ParaPRO, which has a manufacturing agreement with a third party to provide sufficient quantities of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in the required timeframe. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our therapeutic candidates and any products that we may promote or commercialize may adversely affect our future operations and our ability to develop therapeutic candidates and commercialize any therapeutic candidates and any products that we may promote or commercialize on a timely and competitive basis.

We may not be able to maintain our existing or future third-party manufacturing arrangements on acceptable terms, if at all. If for some reason our manufacturers or our development or commercialization partners’ manufacturers do not perform as agreed or expected, we or our partners may be required to replace them, in which event we may incur added costs and delays in identifying, engaging, qualifying and training any such replacements, and such additional costs and delays may adversely impact our ability to obtain regulatory clearances and approvals to commercialize our therapeutic candidates or any product we may promote or commercialize, or make such commercialization or marketing economically unfeasible.

We rely on third parties to manufacture and supply us with high quality active pharmaceutical ingredients (“APIs”) in the quantities we require on a timely basis.

We currently do not manufacture any APIs ourselves. Instead, we rely on third-party vendors for the development, manufacture and supply of our APIs that are used to formulate our therapeutic candidates and products we may promote or commercialize. If these suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, we could experience a delay in obtaining regulatory clearances or approvals for our therapeutic candidates or products that we may promote or commercialize or in conducting clinical trials of our therapeutic candidates and incur additional costs or experience an adverse effect on our sale of any product we may promote or commercialize.

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

If we are not able to find stable, affordable, high quality, or reliable supplies of our APIs, we may not be able to produce enough supplies of our therapeutic candidates or products we may promote or commercialize, which could have a material adverse effect on our business, financial condition or results of operations.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates and reliance on third-party manufacturers for any products that we may promote or commercialize, including Donnatal®,  EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg.

To date, our therapeutic candidates have been manufactured in relatively small quantities for preclinical testing and clinical trials as well as for other regulatory purposes by third-party manufacturers. If the FDA or other regulatory agencies approve any of our therapeutic candidates for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. In addition, we rely on and we expect to continue to rely on third-party manufacturers to produce commercial quantities of Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or any product that we may gain the rights to in the future in order to promote or commercialize. These manufacturers may not be able to successfully increase or maintain the manufacturing capacity for any of our therapeutic candidates that may be approved in the future, Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or any product we may gain the rights to in order to promote or commercialize in the future, in a timely or economic manner, or at all. Except for current FDA regulations with respect to “medical foods,” significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. Foreign regulatory agencies may also require approval of additional validation studies for scaling up the manufacturing process of any of our products including “medical foods” If the third-party manufacturers are unable to successfully increase or maintain the manufacturing capacity for a therapeutic candidate or for products that we may promote or commercialize, or if we are unable to secure replacement third-party manufacturers or unable to establish our own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply which could have a material adverse effect on our business, financial condition or results of operations.

We and our third-party manufacturers or our partners' manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities.

We and our third-party manufacturers or our partners' manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the FDA and other foreign regulatory authorities setting forth current good manufacturing practices (“cGMP”). These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates with varying cGMP rigors depending on what phase each of our respective therapeutic candidates is in with respect to its drug development process and any products we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg. We and our third-party manufacturers and our partners' manufacturers may not be able to comply with applicable laws, regulations and guidelines. We and our third-party manufacturers and our partners' manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the U.S. Our failure, or the failure of our third-party manufacturers or our partners' manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates and commercially-marketed products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates and commercially-marketed products, and materially and adversely affect our reputation, business, financial condition and results of operations.

Our therapeutic candidates, our current commercial products, Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, and any product we may promote or commercialize in the future, even if all regulatory clearances and approvals are obtained, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose those clearances and approvals, if required at all, and our reputation, business, financial condition and results of operations may be materially and adversely affected.

We and/or our commercialization partners, as applicable, will be subject to ongoing reporting obligations with respect to our therapeutic candidates, even if they receive regulatory clearance or approval, and with respect to Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and any cleared or approved product that we may gain the rights to promote or commercialize in the future, including pharmacovigilance.  In addition, the manufacturing operations of our therapeutic candidates, our current commercial products, Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, and any other product we may promote or commercialize, whether currently or in the future, will be subject to continuing regulatory review, including inspections by the FDA and other foreign regulatory authorities. The results of any ongoing review may result in withdrawal from the market of a therapeutic candidate or of one of our current commercial products, Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, or another product we may promote or commercialize, interruption of manufacturing operations or imposition of labeling or marketing limitations for such therapeutic candidate or product. Since many more patients are exposed to drugs following their marketing clearance or approval, serious but infrequent adverse reactions that were not observed in clinical trials may be observed during the commercial marketing of the therapeutic candidate or any product we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg.

As we develop our therapeutic candidates or commercialize our products, we may also periodically discuss with the FDA and other regulatory authorities certain clinical, regulatory and manufacturing matters and, our views may, at times, differ from those of the FDA and other regulatory authorities. For example, the FDA may seek to regulate our therapeutic candidates or any product we may promote or commercialize that consist of two or more active ingredients as combination drugs under its Combination Drug Policy. The Combination Drug Policy requires that we demonstrate that each active ingredient in a drug product contributes to the product’s claimed effect. If the FDA raises questions regarding whether available data and information provided to the FDA demonstrate the contribution of each active ingredient in such combination drug products, we may be required to provide additional information, which may require us to conduct additional preclinical studies or clinical trials. If we and/or our commercialization partners, as applicable, are required to conduct additional clinical trials or other testing of our therapeutic candidates or of our current commercial products, Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, or any other product we may promote or commercialize, we may face substantial additional expenses, be delayed in obtaining marketing clearance or approval, if required by the FDA, or may never obtain marketing clearance or approval for such therapeutic candidate or product we may promote or commercialize, including Donnatal®. In addition, Donnatal® is currently subject to the FDA’s DESI proceedings to determine its effectiveness and the right to continue to be marketed in the U.S., and there is no assurance as to the outcome of such proceedings.  To our knowledge at this time and based on our review of docketed correspondence with the FDA, the FDA has not made a final determination as to the efficacy of Donnatal®.  See “–  Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or products which we may promote or commercialize may be withdrawn from the market at any time due to product withdrawal requests by the FDA or other foreign regulatory authorities.”

In addition, in 2011, the FDA granted RHB-104 orphan drug designation for the treatment of Crohn’s disease in the pediatric population, and in 2017, the FDA granted YELIVA® orphan drug designation for the treatment of cholangiocarcinoma and granted RHB-107 orphan drug designation for pancreatic cancer.  If we fail to maintain the orphan drug designation exclusivity, our competitors may sell products equivalent to RHB-104, YELIVA® or to RHB-107 to treat the same indications and our revenues could be reduced.

In November 2014, the FDA granted TALICIA® a Qualified Infectious Disease Product (QIDP) designation. In January 2017, we announced that RHB-104 had been granted QIDP designation by the FDA for the treatment of NTM infections. If TALICIA®  and/or RHB-104 fails to maintain its QIDP designation, it could significantly increase the development time for TALICIA®  and RHB-104 for the treatment of NTM infections, as the case may be.

In addition, third-party manufacturers and the manufacturing facilities that we and our development or commercialization partners use to manufacture any therapeutic candidate and any other products that we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, will be subject to periodic review and inspection by the FDA and may be subject to similar review by other regulatory authorities. Later discovery of previously unknown problems with any therapeutic candidate or product we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions, including but not limited to the following:

•	restrictions on such therapeutic candidate, marketed product, manufacturer or manufacturing process;
•	warning letters from the FDA or other foreign regulatory authorities;
•	withdrawal of the therapeutic candidate or marketed product from the market;
•	suspension or withdrawal of regulatory approvals;
•	refusal to approve pending applications or supplements to approved applications that we or our development or commercialization partners submit;
•	voluntary or mandatory recall;
•	fines;
•	refusal to permit the import or export of our therapeutic candidates or products that we may promote or commercialize;
•	product seizure or detentions;
•	injunctions or the imposition of civil or criminal penalties; and
•	adverse publicity.

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

Modifications to our therapeutic candidates, or to any product that we may promote or commercialize, may require new regulatory clearances or approvals or may require us or our development or commercialization partners, as applicable, to recall or cease marketing of any of our cleared or approved products, if any, or delay further studies of our therapeutic candidates in human subjects until clearances or approvals are obtained.

Modifications to our therapeutic candidates and any products we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, after they have been cleared or approved for marketing, if at all, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other regulatory authorities require pharmaceutical product and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable laws, regulations and guidelines that a modification may be implemented without pre-clearance by the FDA or other regulatory authorities. However, the FDA or other regulatory authorities can review a manufacturer’s decision and may disagree. The FDA or other regulatory authorities may also on their own initiative determine that a new clearance or approval is required. If the FDA or other regulatory authorities require new clearances or approvals of any pharmaceutical product for which we or our partners, including development or commercialization partners previously received marketing approval, we or our partners, including development or commercialization partners, may be required to recall and stop marketing such marketed product, which could require us or our partners, including development or commercialization partners to redesign the marketed product and may cause a material adverse effect on our reputation, business, financial condition and results of operations.

We may depend on our ability to identify and in-license or acquire additional therapeutic candidates to achieve commercial success, including products approved or cleared for marketing in the U.S. or elsewhere.

Our six late-clinical development stage therapeutic candidates were all acquired or licensed by us from third parties. We evaluate internally and with external consultants each therapeutic candidate we in-license or acquire. However, there can be no assurance as to our ability to accurately or consistently identify therapeutic candidates or products that have been approved or cleared for marketing in the U.S. that are likely to achieve commercial success. In addition, even if we identify additional therapeutic candidates or products that have been approved or cleared for marketing in the U.S. or elsewhere that are likely to achieve commercial success, there can be no assurance as to our ability to in-license or acquire such therapeutic candidates or products under favorable terms or at all.

We compete with other entities for some in-license or acquisition opportunities.

As part of our overall strategy, we pursue opportunities to in-license or acquire therapeutic candidates and products that have been approved or cleared for marketing in the U.S. We may compete for in-license and acquisition opportunities with other companies, including established and well-capitalized companies. As a result, we may be unable to in-license or acquire additional therapeutic candidates or products that have been approved or cleared for marketing in the U.S. at all or on favorable terms. Our failure to further in-license or acquire therapeutic candidates or products that have been approved or cleared for marketing in the U.S. in the future may materially hinder our ability to grow and could materially harm our business, financial condition and results of operations.

If we or a licensor or a partner of ours cannot meet our or their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner, we could lose the rights to our therapeutic candidates or products we may promote or commercialize, experience delays in developing or commercializing our therapeutic candidates or products we may promote or commercialize or incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

We acquired our rights to three of our therapeutic candidates, TALICIA®, RHB-104 and RHB-106, from a third party pursuant to an asset and purchase agreement. In addition, we in-licensed our rights to three other therapeutic candidates, BEKINDA®, YELIVA® and RHB-107 pursuant to license agreements in which we received exclusive perpetual licenses to certain patent rights and know-how related to these therapeutic candidates. We have also obtained certain rights to promote Donnatal® in certain U.S. territories under a co-promotion agreement, the exclusive U.S. rights to EnteraGam®  to commercialize in certain U.S. territories pursuant to a license agreement, and exclusive rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories pursuant to an agreement. These agreements require us to make payments and satisfy various performance obligations in order to maintain our rights and licenses with respect to these therapeutic candidates and marketed products. If we or our collaborators do not meet our or their respective obligations under these agreements, or if other events occur that are not within our control, such as the bankruptcy of a licensor, we could lose the rights to our therapeutic candidates, experience delays in developing or commercializing our therapeutic candidates or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under these agreements in a timely manner or if other events occur that are not within our control, such as the bankruptcy of a licensor, which impact our ability to prosecute certain patent applications and maintain certain issued patents licensed to us, we could lose the rights to our therapeutic candidates which could have a material adverse effect on our business, financial condition and results of operations. We manage a large portfolio of patents and may decide to discontinue maintaining certain patents in certain territories for various reasons, including costs, such as a current belief that the commercial market for the therapeutic candidate will not be large or that there is a near-term patent expiration that may reduce the value of the therapeutic candidate. In the event we discontinue maintaining such patents, we may not be able to enforce rights for our therapeutic candidates or protect our therapeutic candidates from competition in those territories.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, compliance –related data, research data, our proprietary business information and that of our suppliers, technical information about our products, clinical trial plans and employee records. Similarly, our third-party providers possess certain of our sensitive data and confidential information. The secure maintenance of this information is critical to our operations and business strategy. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, ransomware, cyber fraud, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, encrypted, lost or stolen. Any such access, inappropriate disclosure of confidential or proprietary information or other loss of information, including our data being breached at third-party providers, could result in legal claims or proceedings, liability or financial loss under laws that protect the privacy of personal information, disruption of our operations or our product development programs and damage to our reputation, which could adversely affect our business. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

Our business could suffer if we are unable to attract and retain key personnel.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned clinical trials or the commercialization of our therapeutic candidates and any product we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, or otherwise affect our ability to manage our company effectively and to carry out our business plan. These key personnel are Dror Ben-Asher, our Chief Executive Officer, Reza Fathi, Ph.D., our Senior Vice President for Research and Development, Gilead Raday, our Chief Operating Officer, Adi Frish, our Senior Vice President for Business Development and Licensing, Guy Goldberg, our Chief Business Officer and Micha Ben Chorin, our Chief Financial Officer. We do not maintain key-man life insurance. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, sales, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. In addition, as part of our plan to promote Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and potentially products we may develop, we may need to expand and maintain our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified suitable employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates and our commercialized products. Further, any failure to effectively integrate new personnel could materially prevent us from successfully growing our company.

We face several risks associated with international business.

We operate our business in multiple international jurisdictions. Such operations could be materially affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our therapeutic candidates and products we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could have a material adverse effect on our business, financial condition and results of operations. Additionally, because our corporate headquarters are in Israel while our commercial office is in the U.S., there is additional risk in our ability as a company to control the activities occurring in the U.S., due to the geographic separation within the company.

Uncertain geopolitical conditions could have a material adverse effect on our promotion of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg.

We rely on ParaPRO to manage all aspects of manufacturing, including entering into agreements with third parties to provide sufficient quantities of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in the required timeframe.  This includes both the API and the finished dosage.  Major aspects of manufacturing have taken place in South Korea and may continue in the foreseeable future. Accordingly, geopolitical and military conditions in South Korea and the surrounding region may directly affect our promotion of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg. In recent months, there have been heightened security concerns regarding North Korea’s nuclear weapons and long-range ballistic missile programs. This has resulted in increased uncertainty regarding both North Korea’s actions and those of the United States. If a party will take an aggressive action, including acts of war, we may not receive sufficient quantities of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in the required timeframe, and our promotion of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg may be adversely affected.

Risks Related to Our Industry

Even if our therapeutic candidates or any product we may promote or commercialize, receive, have received regulatory clearance or approval or do not require regulatory clearance or approval, they may not become commercially viable products.

None of our therapeutic candidates have been cleared or approved for marketing, and none of our therapeutic candidates is currently being marketed or commercialized in any jurisdiction. We were granted certain rights to promote Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in certain U.S. territories and to commercialize EnteraGam®, all three of which we recently began promoting in the U.S. Even if any of our therapeutic candidates or any product we may promote or commercialize receive, have received or do not require regulatory clearance or approval, it may not become a commercially viable product. For example, even if we or our development or commercialization partners receive regulatory clearance or approval to market a therapeutic candidate, or receive regulatory clearance or approval to promote or commercialize any product, the clearance or approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions, which could materially and adversely affect their marketability and profitability. In addition, a new therapeutic candidate may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate or any product that we may promote or commercialize, may not result in commercial success for various reasons, including but not limited to:

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
•

inability to generate sufficient revenues to sustain our business operations in accordance with our plan from the sale or marketing of a product in view of the economic arrangements that we have with commercialization or other partners;

•	changes to labels, indications or other regulatory requirements as they relate to the commercialization of our products;
•

inability to establish collaborations with third-party development or commercialization partners on acceptable terms, or at all, and our inability or unwillingness for cost or other reasons to commercialize the therapeutic candidates or any product we may promote or commercialize on our own; and

•	timing of market introduction of competitive products.

Physicians, various other health care providers, patients, payors or the medical community, in general, may be unwilling to accept, utilize or recommend any of our approved therapeutic candidates and any product we may promote or commercialize. If we are unable, either on our own or through third parties, to manufacture, commercialize or market our proposed formulations, therapeutic candidates or any product we may promote or commercialize when planned, or to develop them commercially, we may not achieve any market acceptance or generate meaningful revenue.

Unexpected product safety or efficacy concerns may arise and cause any product we may promote or commercialize to fail to gain or lose market acceptance.

Unexpected safety or efficacy concerns can arise with respect to any product we may promote or commercialize, whether or not scientifically justified, potentially resulting in product recalls, withdrawals and/or declining sales, as well as product liability, consumer fraud and/or other claims. The market perception and reputation of any product we may promote or commercialize and their safety and efficacy are important to our business and the continued acceptance of any product we may promote or commercialize. Any negative publicity about any of our products, such as the pricing of any product we may promote or commercialize, discovery of safety issues with any product we may promote or commercialize, adverse events involving any product we may promote or commercialize, or even public rumors about such events, could have a material adverse effect on our business, financial condition and results of operation. In addition, the discovery of one or more significant problems with a product similar to one of any product we may promote or commercialize that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have an adverse effect on the commercialization of any product we may promote or commercialize. New data about any product we may promote or commercialize, or products similar to any product we may promote or commercialize, could cause us reputational harm and could negatively impact demand for any product we may promote or commercialize due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The market for our therapeutic candidates and for any product we may promote or commercialize is rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs, treatments and products which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching, developing and marketing products designed to address the indications for which we are currently developing therapeutic candidates or may develop therapeutic candidates in the future or for which we may promote or commercialize products. There are various other companies that currently market, are in the process of developing or may develop in the future products that address all of the indications or diseases treated by our therapeutic candidates or products that we may promote or commercialize. For information regarding our competition, see “Item 4. Information on the Company – B. Business Overview – Our Therapeutic Candidates.”

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed or will be developed by others may render our therapeutic candidates and products we may promote or commercialize noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our therapeutic candidates and products we may promote or commercialize. In addition, Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and products we may promote or commercialize may compete with products of third parties for market share, and generic drugs or products that treat the same indications as Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or products we may promote or commercialize can have an adverse effect on our revenues by reducing our market share or requiring us to reduce the price of the products we market.  We are aware of at least two products that are, to our understanding, illegal copies of Donnatal®  that currently are being sold in the U.S. The FDA has not taken action against these products and this has had a negative effect on our commercial success.

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

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations, therapeutic candidates or products we may promote or commercialize, even if commercialized. Many of our targeted diseases and conditions can also be treated by other medications or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use, among other possible advantages. The established use of these competitive drugs may limit the potential for our therapeutic candidates to receive widespread acceptance if commercialized and may limit the potential for widespread acceptance of promoting Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and for products we may promote or commercialize.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the U.S.

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, the President signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients, and other healthcare policy reforms. Through the law-making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made in order to extend medical benefits to tens of millions of Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs, and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation is one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the U.S. government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our therapeutic candidates and products we may promote or commercialize being chosen less frequently or the pricing being substantially lowered.  Some of the provisions of the Healthcare Reform Law have not yet been fully implemented and regulatory guidance continues to be issued.  At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

These structural changes could entail further modifications to the existing system of private payors and government programs (such as Medicare, Medicaid and the State Children’s Health Insurance Program), creation of government-sponsored healthcare insurance sources, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the U.S. could impact the reimbursement for prescribed drugs and pharmaceuticals, such as those we and our development or commercialization partners are currently developing or those that we may promote or commercialize in the future. If reimbursement for approved therapeutic candidates or any product we may promote or commercialize, if any, is substantially reduced or otherwise adversely affected in the future, or rebate obligations associated with them are substantially increased, it could have a material adverse effect on our business, financial condition and results of operations.

Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the U.S. federal government, which may force significant additional changes to the healthcare system in the U.S. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced further by decreasing the level of reimbursement for medical services or products (including those therapeutic candidates currently being developed by us or our development or commercialization partners or any product we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, any therapeutic candidate or any product we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, or for which we receive marketing approval in the future, could have a material adverse effect on our business, financial condition and results of operations.

Several states and private entities initially mounted legal challenges to the Healthcare Reform Law, and they continue to litigate various aspects of the legislation. On July 26, 2012, the U.S. Supreme Court generally upheld the provisions of the Healthcare Reform Law at issue as constitutional. However, the U.S. Supreme Court held that the legislation improperly required the states to expand their Medicaid programs to cover more individuals. As a result, the states have a choice as to whether they will expand the number of individuals covered by their respective state Medicaid programs. Some states have determined that they will not expand their Medicaid programs and will develop other cost-saving and coverage measures to provide care to currently uninsured individuals. Many of these efforts to date have included the institution of Medicaid-managed care programs. The manner in which these cost-saving and coverage measures are implemented could have a material adverse effect on our business, financial condition and results of operations. Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux.  Legislative initiatives to modify, limit, replace, or repeal the Healthcare Reform Law and judicial challenges continue, and may increase in light of the current administration and legislative environment.  We cannot predict the impact on our business of future legislative and legal challenges to the Healthcare Reform Law or other changes to the current laws and regulations.

If third-party payors do not adequately reimburse customers for any of our therapeutic candidates that are approved or cleared for marketing or for products that we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, they might not be purchased or used, and our revenues and profits will not increase and they may decrease.

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved or cleared therapeutic candidates, if any, and any products that we may promote or commercialize, from governmental or other third-party payors, both in the U.S. and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including to the third-party payor’s determination that the use of an approved or cleared therapeutic candidate and product is, among others:

•a covered benefit under its health plan;

•safe, effective and medically necessary;

•appropriate for the specific patient;

•cost-effective; and

•neither experimental nor investigational.

Obtaining reimbursement approval for a therapeutic candidate or for any product that we may promote or commercialize from any government or other third-party payor is a time-consuming and costly process that could require us or our development or commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our therapeutic candidates or any product that we may promote or commercialize to each payor. Even when a payor determines that a therapeutic candidate or any product that we may promote or commercialize is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or other foreign regulatory authorities. Reimbursement rates may vary according to the use of the therapeutic candidate or the use of any product that we may promote or commercialize and the clinical setting in which it used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for products or services, and may reflect budgetary constraints or imperfections in Medicare, Medicaid or other data used to calculate these rates. In particular, reimbursement for our products may not be available from Medicare and Medicaid, and reimbursement from other third-party payors may be limited. For example, reimbursement both from government and private payors for Donnatal®   may be limited or non-existent due to its status as a DESI product.  Also, successful commercialization of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg requires a conducive reimbursement environment. If this product does not receive adequate reimbursement coverage, or if reimbursement coverage is reduced or otherwise adversely affected, then its commercial prospects could be severely limited. In addition, because EnteraGam® is a “medical food” it is subject to unique FDA regulations and requirements that could limit its market potential, and our ability to get reimbursement coverage could be limited because of this product.

In the U.S., there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect payments for our therapeutic candidates or for any product that we may promote or commercialize in the U.S. In addition, there is a growing emphasis on comparative effectiveness research, both by private payors and by government agencies. To the extent other drugs or therapies are found to be more effective than our products, payors may elect to cover such therapies in lieu of our products or reimburse our products at a lower rate.  Legislation that reduces reimbursement for our therapeutic candidates could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our therapeutic candidates, if approved, or for any product that we may promote or commercialize. This could materially and adversely impact our business, financial condition and results of operations by reducing our ability to generate meaningful revenue, raise capital, obtain additional collaborators and market. At this stage, we are unable to estimate the extent of the direct or indirect impact of any such federal and state proposals.

Furthermore, the Centers for Medicare and Medicaid Services frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both the Centers for Medicare and Medicaid Services and other third-party payors may have sufficient market power to demand significant price reductions. Price reductions or other significant coverage policies or payment limitations could materially and adversely affect our business, financial condition and results of operations.

We are subject to additional U.S. federal and state laws and regulations relating to our business, and our failure to comply with those laws could have a material adverse effect on our business, financial condition and results of operations.

We are subject to additional healthcare regulation and enforcement by the U.S. federal government and the states in which we conduct or will conduct our business. The laws that may affect our ability to operate include, but are not limited to, the following:

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

•

the so-called federal “Sunshine Act”, which requires certain pharmaceutical and medical device companies to monitor and report certain financial relationships with physicians and other healthcare providers to the Centers for Medicare and Medicaid Services for disclosure to the public;

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

The Healthcare Reform Law also imposes reporting requirements on certain medical device and pharmaceutical manufacturers, among others, to make annual public disclosures of certain payments and other transfers of value to physicians and teaching hospitals and ownership or investment interests held by physicians or their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not reported. Manufacturers were required to begin data collection on August 1, 2013 and report such data to the Centers for Medicare and Medicaid Services by March 31st of each year.  The Centers for Medicare and Medicaid Services made the data publicly available on its searchable database beginning in September 2014.

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

Most recently, there has been a trend in federal and state legislation aimed at requiring pharmaceutical companies to disclose information about their production and marketing costs, and ultimately lowering costs for drug products. Several states have passed or introduced bills that would require disclosure of certain pricing information for prescription drugs that have no threshold amount or are above a certain annual wholesale acquisition cost, and in June 2016 Vermont became the first state to pass legislation requiring certain drug companies to disclose information relating to justification of certain price increases. The U.S. Congress has also introduced bills targeting prescription drug price transparency.

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

Our marketing, promotional and business practices, including with respect to pricing, as well as the manner in which sales forces interact with purchasers, prescribers and patients, are subject to extensive regulation and any material failure to comply could result in significant sanctions against us.

The marketing, promotional and business practices, including with respect to pricing, of pharmaceutical companies, as well as the manner in which companies’ in-house or third party sales forces interact with purchasers, prescribers, and patients, are subject to extensive regulation, enforcement of which may result in the imposition of civil and/or criminal penalties, injunctions, and/or limitations on marketing practices for some of our products and/or pricing restrictions or mandated price reductions for some of our products. Many companies have been the subject of claims related to these practices asserted by state or federal authorities. These claims have resulted in fines and other consequences, such as entering into corporate integrity agreements with the U.S. government. Companies may not promote drugs for “off-label” uses-that is, uses that are not described in the product’s labeling and that differ from those approved by the FDA or other applicable regulatory agencies. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies, as well as criminal sanctions. In addition, management’s attention could be diverted from our business operations and our reputation could be damaged.

We must comply with the U.S. Foreign Corrupt Practices Act.

The U.S. Foreign Corrupt Practices Act (the “FCPA”) applies to companies, such as us, with a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The FCPA to which various of our operations may be subject generally prohibits companies and their intermediaries from engaging in bribery or making other improper payments to officials for the purpose of obtaining or retaining business. In various jurisdictions, our operations require that we and third parties acting on our behalf routinely interact with government officials, including medical personnel who may be considered government officials for purposes of these laws because they are employees of state-owned or controlled facilities. Our policies mandate compliance with these anti-bribery laws; however, we operate in many parts of the world that have experienced governmental and/or private corruption to some degree. As a result, the existence and implementation of a robust anti-corruption program cannot eliminate all risk that unauthorized reckless or criminal acts have been or will be committed by our employees or agents. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

We could be exposed to significant drug product liability claims which could be time consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The clinical trials that we conduct and the testing, manufacturing, marketing and commercial sale and use or misuse of our therapeutic candidates and any products we may promote or commercialize involve and will involve an inherent risk that significant liability claims may be asserted against us or our development or commercial partners. Product liability claims or other claims related to our therapeutic candidates and any products we may promote or commercialize, regardless of merit or their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. A product liability claim could also significantly harm our reputation and the market price of our shares and delay market acceptance of our therapeutic candidates and decrease demand for any products that we promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for approved products;
•	impairment of our business reputation;
•	withdrawal of clinical trial participants;
•	initiation of investigations by regulators;
•	litigation costs;
•	distraction of management’s attention from our primary business;
•	substantial monetary awards to patients or other claimants;
•	loss of revenues; and
•	the inability to commercialize our product candidates.

We currently have a product liability policy that includes coverage for our clinical trials and our commercial operations However, our insurance may prove inadequate to cover claims or litigation costs, especially in the case of wrongful death claims. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our therapeutic candidates or products we may promote or commercialize.

If serious adverse events or other undesirable side effects are identified during the use of our investigational new drugs that have not yet received regulatory marketing approval under the Expanded Access Program (EAP), it may adversely affect our development of such therapeutic candidates.

Patients who receive access to investigational new drugs that have not yet received regulatory marketing approval through expanded access programs may be suffering from life-threatening illnesses and poor prognosis and may have exhausted all other available therapies. The risk for serious adverse events in this patient population is high, which could have a negative impact on the prospects of our therapeutic candidates that are provided under EAP.

Serious adverse events or other undesirable side effects in connection with the use of our therapeutic candidates provided under EAP could cause significant delays or an inability to successfully develop or commercialize such therapeutic candidates, which would materially harm our business. In particular, any such serious adverse events or other undesirable side effects could cause us or regulatory authorities to interrupt, delay or halt non-clinical studies and clinical trials, or could make it more difficult for us to enroll patients in our clinical trials. If serious adverse events or other undesirable side effects, or unexpected characteristics of our investigational new drugs that have not yet received regulatory marketing approval are observed in patients who was granted expanded access to our investigational new drugs under the EAP, further clinical development of such product candidate may be delayed or we may not be able to continue development of such product candidates at all, and the occurrence of these events could have a material adverse effect on our business. Undesirable side effects caused by our therapeutic candidates could also result in the delay or denial of regulatory approval by the FDA or other regulatory authorities or in a more restrictive label than we expect.

Global economic conditions may make it more difficult for us to commercialize our therapeutic candidates and any products that we may promote or commercialize.

The pharmaceutical industry, like other industries and businesses, continues to face the effects of the challenging economic environment. Patients experiencing the effects of the challenging economic environment, including high unemployment levels and increases in co-pays, may switch to generic products, delay treatments, skip doses or use other less effective treatments to reduce their costs. Challenging economic conditions in the U.S. include the demands by payors for substantial rebates and formulary restrictions limiting access to brand-name drugs. In addition, in Europe and in a number of emerging markets there are government-mandated reductions in prices for certain pharmaceutical products, as well as government-imposed access restrictions in certain countries. All of the aforesaid may make it more difficult for us to commercialize our therapeutic candidates and any products that we may promote or commercialize including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg.

Our business involves risks related to handling regulated substances which could severely affect our ability to conduct research and development of our therapeutic candidates.

In connection with our or our development or commercialization partners’ research and clinical development activities, as well as the manufacture of materials and therapeutic candidates and any products that we may promote or commercialize, we and our development or commercialization partners are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and waste. We and our development or commercialization partners may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and clinical development, as well as the activities of our manufacturing and commercialization partners, both now and in the future, may involve the controlled use of hazardous materials, including but not limited to certain hazardous chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we may collect and store sensitive data, including intellectual property, our proprietary business information and that of our suppliers and business partners, as well as personally identifiable information of patients, clinical trial participants and employees. We also have outsourced elements of our information technology structure, and as a result, we are managing independent vendor relationships with third parties who may or could have access to our confidential information. Similarly, our business partners and other third-party providers possess certain of our sensitive data. The secure maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee, vendor, or business partner error, malfeasance or other disruptions. We, our partners, vendors and other third-party providers could be susceptible to attacks on our, and their, information security systems, which attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups. Any such breach could compromise our, and their, networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, and damage our reputation, any of which could adversely affect our business.

Risks Related to Intellectual Property

We may be unable to adequately protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of patent rights may lead us to lose market share and anticipated profits.

Our success depends, in part, on our ability, and the ability of our development or commercialization partners to obtain patent protection for our therapeutic candidates and any products that we may promote or commercialize, maintain the confidentiality of our trade secrets and know-how, operate without infringing or violating on the proprietary rights of others and prevent others from infringing or violating on our proprietary rights.

We try to protect our proprietary position by, among other things, filing U.S., European, and other patent applications related to our therapeutic candidates, inventions and improvements that may be important to the continuing development of our therapeutic candidates, and we plan to try to do the same with products we may acquire, promote or commercialize in the future, where this is possible.

Because the patent position of pharmaceutical companies involves complex legal and factual questions, we cannot predict the scope, validity or enforceability of patents with certainty. Our issued patents and the issued patents of our development or commercialization partners may not provide us with any competitive advantages, may be held invalid or unenforceable as a result of legal challenges by third parties or could be circumvented. Ownership of the patent rights we in-license from our development or commercialization partners or the patent rights to the products already approved for marketing that we acquire or for which we acquire commercialization rights may be challenged, and as a result, the rights we in-license and the rights to products we acquire may turn out not to be exclusive or we may not actually have rights under the patents despite receiving representations from a development or commercialization partner. Our competitors may also independently develop drug delivery technologies or products similar to ours or design around or otherwise circumvent patents issued to, or licensed by, us. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

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

After the completion of development and registration of our patents, third parties may still manufacture or market products in infringement of our patent-protected rights. Such manufacture or market of products in infringement of our patent-protected rights is likely to cause us damage and lead to a reduction in the prices of our therapeutic candidates or any product we may promote or commercialize, including Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, thereby reducing our potential profits.

In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our therapeutic candidates or any product we may promote or commercialize, any patents that protect our therapeutic candidate or any product we may promote or commercialize may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of generic products into the market and a subsequent decline in market share and profits.

In addition, in some cases we may rely on our licensors to conduct patent prosecution, patent maintenance or patent defense on our behalf. Therefore, our ability to ensure that these patents are properly prosecuted, maintained, or defended may be limited, which may adversely affect our rights in our therapeutic candidates and potential approval for marketing products. Any failure by our licensors or development or commercialization partners to properly conduct patent prosecution, patent maintenance, patent enforcement, or patent defense could materially harm our ability to obtain suitable patent protection covering our therapeutic candidates or products or ensure freedom to commercialize the products in view of third-party patent rights, thereby materially reducing our potential profits.

We are reliant on our licensing partner, Valeant, to prosecute, maintain and defend the patents and other intellectual property rights of RHB-106 which we have licensed to Valeant. If Valeant does not prosecute, maintain and defend the patents and other intellectual property rights of RHB-106, it could materially harm our ability to obtain suitable patent protection covering RHB-106 or ensure freedom to commercialize RHB-106 in view of third-party patent rights, thereby materially reducing our potential profits from RHB-106. Our out-license agreement with Valeant is currently subject to discussion with Valeant, including renegotiation of its terms.

In addition, Donnatal®, for which we were granted certain rights to promote Donnatal® in certain U.S. territories, and EnteraGam®, for which we were granted the exclusive U.S. rights to EnteraGam® for all indications for human use, are not protected by patents.   The third GI-specialty product, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, includes the active ingredient esomeprazole strontium, which is protected by a process patent covering methods of preparing esomeprazole salts. If the FDA proceedings related to Donnatal® designed to determine its effectiveness will be ongoing, only products that receive a New Drug Application (“NDA”) from the FDA, DESI products and those actively participating in the hearing process of the FDA may be marketed. However, other competing products may freely enter the market, and we and our partners may not have sufficient intellectual property rights in Donnatal® to protect it from such competition.  See “– Risks Related to Our Business and Regulatory Matters – Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or products which we may promote, sell or market may be withdrawn from the market at any time due to product withdrawal requests by the FDA or other foreign regulatory authorities. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Regulatory Matters – We or our development or commercialization partners may be subject to product withdrawal requests by the FDA or other foreign regulatory authorities for Donnatal® or products which we may promote or commercialize.”

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patents, we generally try to protect our trade secrets, know-how, and technology by entering into confidentiality or non-disclosure agreements with parties that have access to them, such as our development or commercialization partners, employees, contractors and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

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

Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing our therapeutic candidates and any products we may promote or commercialize.

The development, manufacture, use, offer for sale, sale or importation of our therapeutic candidates or any products that we may promote or commercialize may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for an extension of their filings under the Patent Cooperation Treaty or other mechanisms. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our therapeutic candidates or any products we may promote or commercialize in the event of an infringement action.

In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a therapeutic candidate and any products that we may promote or commercialize or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement or other claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses or the ability to exclude others using proprietary rights, could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may become a party to other patent litigation or proceedings before regulatory agencies, including post-grant review, inter parties review, interference or re-examination proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our therapeutic candidates or any products that we may promote or commercialize, as well as other disputes regarding intellectual property rights with development or commercialization partners, or others with whom we have contractual or other business relationships. Post-issuance proceedings challenging patent claims validity are not uncommon, and we and/or our development or commercialization partners will be required to defend these procedures as a matter of course. Such procedures may be costly, and there is a risk that we may not prevail which could harm our business significantly.

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

The stock market in general and the market price of our Ordinary Shares on the Tel Aviv Stock Exchange (“TASE”) and our ADSs on the NASDAQ Capital Market in particular, are subject to fluctuation, and changes in the price of our securities may be unrelated to our operating performance. The market price of our Ordinary Shares on the TASE and the market price of our ADSs on the NASDAQ Capital Market have fluctuated in the past, and we expect they will continue to do so. The market price of our Ordinary Shares and ADSs are and will be subject to a number of factors, including but not limited to:

•	announcements of technological innovations or new therapeutic candidates or new products approved for marketing by us or others;
•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;
•	expiration or terminations of licenses, research contracts or other development or commercialization agreements;
•	public concern as to the safety of drugs we, our development or commercialization partners or others develop or market;
•	the volatility of market prices for shares of biotechnology companies generally;
•	success or failure of research and development projects;
•	departure of or major events adversely affecting key personnel;
•	developments concerning intellectual property rights or regulatory approvals;
•	variations in our and our competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts, if our Ordinary Shares or ADSs are covered by analysts;
•	changes in government regulations or patent proceedings and decisions;
•	developments by our development or commercialization partners; and
•	general market conditions, geo-political conditions and other factors, including factors unrelated to our operating performance.

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

All of our outstanding Ordinary Shares are registered and available for sale in Israel. In addition, as of December 31, 2017, we had options to purchase 25,781,798 Ordinary Shares under our Amended and Restated Award Plan (2010) (the "2010 Award Plan") outstanding and non-tradable warrants to purchase an aggregate of 2,025,458 ADSs (each representing 10 Ordinary Shares) outstanding. In addition, as of December 31, 2017, we had a balance of up to 3,530,951 Ordinary Shares reserved for issuance from the total number of Ordinary Shares reserved by our board of directors for issuance under our 2010 Award Plan (including Ordinary Shares subject to outstanding options under such plan). Substantial sales of our Ordinary Shares or ADSs, or the perception that such sales may occur in the future, including sales of Ordinary Shares issuable upon the exercise of options, warrants or other equity-based securities, may cause the market price of our Ordinary Shares or ADSs to decline. Moreover, the issuance of shares underlying our options and warrants will also have a dilutive effect on our shareholders, which could further reduce the price of our Ordinary Shares and ADSs on their respective exchanges.

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

There has been a limited market for our ADSs and our Ordinary Shares. We cannot ensure investors that an active market will continue or be sustained for our ADSs on the NASDAQ Capital Market and our Ordinary Shares on the TASE, and this may limit the ability of our investors to sell our ADSs in the U.S. and our Ordinary Shares on the TASE.

In the past, there was limited trading in our ADSs and our Ordinary Shares, and there is no assurance that an active trading market of our ADSs or our Ordinary Shares will continue or will be sustained. Limited or minimal trading in our ADSs and our Ordinary Shares has in the past, and may in the future, lead to dramatic fluctuations in market price and investors may not be able to liquidate their investment at all or at a price that reflects the value of the business.

While our ADSs began trading on the NASDAQ Capital Market in December 2012 and our Ordinary Shares on the TASE in February 2011, we cannot assure you that we will maintain compliance with all of the requirements for our ADSs and our Ordinary Shares to remain listed. Additionally, there can be no assurance that trading of our ADSs and our Ordinary Shares on such market will be sustained or desirable.

We have incurred additional increased costs as a result of the listing of our ADSs on the NASDAQ Capital Market, and we may need to devote substantial time and resources to new compliance initiatives and reporting requirements.

As a public company in the U.S. and Israel, we incur additional significant accounting, legal and other expenses as a result of the listing of our securities on both the NASDAQ Capital Market and the TASE. These include costs associated with the reporting requirements of the Securities and Exchange Commission (“SEC”) and the requirements of the NASDAQ Listing Rules, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”). These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, travel costs, stock exchange listing fees and shareholder reporting, and made some activities more time-consuming and costly. Any future changes in the laws and regulations affecting public companies in the U.S. and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the NASDAQ Listing Rules, as well as applicable Israeli reporting requirements, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers and may require us to pay more for such positions.

Since we are an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to an effective registration statement (in our case, December 31, 2018); (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which would occur if the market value of our Ordinary Shares held by non-affiliates is $700 million or more as of the last business day of our most recently completed fiscal quarter. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with such reporting requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of complying with these additional reporting requirements.

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

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2017, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our reputation, business, financial condition, results of operations, and investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Ordinary Shares and ADSs to decline.

We currently do not anticipate paying cash dividends, and accordingly, investors must rely on the appreciation in our ADSs and our Ordinary Shares for any return on their investment.

We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in our ADSs and our Ordinary Shares will depend upon any future appreciation in their value. There is no guarantee that our ADSs or our Ordinary Shares will appreciate in value or even maintain the price at which our investors have purchased their securities.

Investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, investors in our ADSs may not receive dividends or other distributions on our Ordinary Shares and may not receive any value for them, if it is illegal or impractical to make them available to investors in our ADSs.

The depositary for the ADSs has agreed to pay to investors in our ADSs the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Investors in our ADSs will receive these distributions in proportion to the number of Ordinary Shares such ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from a foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may deduct from such dividends or distributions its fees and may withhold amounts on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, investors in our ADSs may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to investors in our ADSs. These restrictions may cause a material decline in the value of the ADSs.

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

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our Ordinary Shares underlying ADSs at shareholders’ meetings if a holder of our ADSs does not give voting instructions, unless:

•we have instructed the depositary that we do not wish a discretionary proxy to be given;

•we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•we have informed the depositary that a matter to be voted on at the meeting would have a material adverse impact on shareholders.

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

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and some of our officers, employees and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement, thousands of rockets were fired from Lebanon up to 50 miles into Israel.  During the summer of 2014, Israel was engaged in an armed conflict with Hamas in Gaza, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In addition, recent political uprisings and conflicts in various countries in the Middle East, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel, and is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant (ISIL), a violent jihadist group, is involved in hostilities in Iraq and Syria. The tension between Israel and Iran or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

The State of Israel and Israeli companies have been subject to economic boycotts. These restrictions and boycotts may have a material adverse impact on our operating results, financial condition or the expansion of our business.

Because a certain portion of our expenses is incurred in currencies other than the U.S. dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the U.S. dollar. Most of our revenues and royalty payments from our agreements with our development or commercialization partners are in U.S. dollars, and we expect our revenues from future licensing and co-promotion agreements to be denominated mainly in U.S. dollars or in Euros. We pay a substantial portion of our expenses in U.S. dollars; however, a portion of our expenses, including salaries of the employees in Israel and payment to part of the service providers in Israel and other territories, are paid in NIS and in other currencies. In addition, a portion of our financial assets is held in NIS and in other currencies. As a result, we are exposed to the currency fluctuation risks. For example, if the NIS strengthens against the U.S. dollar, our reported expenses in U.S. dollars may be higher. In addition, if the NIS weakens against the U.S. dollar, the U.S. dollar value of our financial assets held in NIS will decline.

Provisions of the RedHill Biopharma Ltd. 2010 Award Plan, Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our Company, or an acquisition of a significant portion of our shares, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Our 2010 Award Plan provides that all options granted by us will be fully accelerated upon a “hostile takeover” of the Company. A “hostile takeover” is defined in our 2010 Award Plan as an event in which any person, entity or group that was not an “interested party”, as defined in the Israeli Securities Law – 1968, on the date of the initial public offering of our Ordinary Shares on the TASE, will become a “controlling shareholder” as defined in the Israel Securities Law, 1968, or a “holder,” as defined in the Israeli Securities Law, 1968, of 25% or more of the voting rights in the Company or any merger or consolidation involving the Company, in each case without a resolution by the board of directors of the Company supporting the transaction. In addition, if a “Significant Event” occurs and following which the employment of a grantee with the Company or a related company is terminated by the Company or a related company other than for “Cause”, and unless the applicable agreement provides otherwise, all the outstanding options held by or for the benefit of any such grantee will be accelerated and immediately vested and exercisable. A “Significant Event” is defined in our 2010 Award Plan as a consolidation or merger of the Company with or into another corporation approved by the board of directors of the Company in which the Company is the continuing or surviving corporation or in which the continuing or surviving corporation assumes the option or substitutes it with an appropriate option in the surviving corporation.

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

Pursuant to our articles of association, the size of our board of directors may be no less than five persons and no more than eleven, including any external directors whose appointment is required under law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election (other than any director originally nominated for election by virtue of the nomination right granted to any investor who purchased, in the Company's public offering which closed on December 27, 2016, together with its affiliates, at least $15 million of ADSs and warrants (excluding the proceeds, if any, from the exercise of warrants, whose term of office may expire earlier depending on the beneficial ownership by the investor of the Company's shares). This process continues indefinitely. Such provisions of our articles of association make it more difficult for a third party to effect a change in control or takeover attempt that our management and board of directors oppose.

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

We are incorporated in Israel. Most of our directors and executive officers reside outside of the U.S., and most of our assets and most of the assets of our directors and executive officers may be located outside of the U.S. Therefore, a judgment obtained against us or most of our executive officers and our directors in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by a U.S. or Israeli court. It may also be difficult to effect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel.

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

The Israeli Companies Law and our articles of association permit us to indemnify our directors and officers for acts performed by them in their capacity as directors and officers. The Israeli Companies Law provides that a company may not exempt or indemnify a director or an officer nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of: (a) a breach by the director or officer of his duty of loyalty, except for insurance and indemnification where the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the director or officer of his duty of care if the breach was done intentionally or recklessly, except if the breach was solely as a result of negligence; (c) any act or omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanctions, or forfeit imposed on the officer or director. Our articles of association provide that the Company may exempt or indemnify a director or an officer to the maximum extent permissible under law.  See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Corporate Governance Practices - Exemption, Insurance and Indemnification of Directors and Officers.”

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

ITEM 4.           INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our legal and commercial name is RedHill Biopharma Ltd.  Our company was incorporated on August 3, 2009, and was registered as a private company limited by shares under the laws of the State of Israel. Our principal executive offices are located at 21 Ha’arba’a Street, Tel Aviv, Israel and our telephone number is 972-3-541-3131.

In February 2011, we completed our initial public offering in Israel, pursuant to which we issued 14,302,300 Ordinary Shares, and 7,151,150 tradable Series 1 Warrants to purchase 7,151,150 Ordinary Shares for aggregate gross proceeds of approximately $14 million. On December 27, 2012, we completed the listing of our ADSs on the NASDAQ Capital Market. Our Ordinary Shares are traded on the Tel-Aviv Stock Exchange under the symbol “RDHL,” and our ADSs are traded on the NASDAQ Capital Market under the same symbol "RDHL".

Our capital expenditures for the years ended December 31, 2017, 2016 and 2015 were approximately $146,000, $85,000 and $14,000, respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.         Business Overview

We are a specialty biopharmaceutical company primarily focused on late-clinical development stage and commercialization of proprietary drugs for gastrointestinal ("GI") diseases and cancer. From inception to the end of the period covered by this Annual Report, we invested a total of $6.2 million on in-licensing and acquisitions of therapeutic candidates and related technologies.

Depending on the specific development program, our therapeutic candidates are designed to exhibit greater efficacy and provide improvements over existing drugs by one or more of the following: by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage. Where applicable, we intend to seek FDA approval for the commercialization of certain of our therapeutic candidates through the alternative Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended (“FDCA”), and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists of six late-clinical development stage therapeutic candidates.

We generate our pipeline of therapeutic candidates by identifying, rigorously validating and in-licensing or acquiring products that are consistent with our product strategy and that we believe exhibit a relatively high probability of therapeutic and commercial success. Our therapeutic candidates have not yet been approved for marketing and, to date, our therapeutic candidates have not generated meaningful sales. We intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis. We also evaluate, on a case by case basis, co-development and similar arrangements and the independent commercialization of our therapeutic candidates in the U.S.

In addition to our primary focus on the development of clinical-stage GI products, we have established commercial presence and capabilities in the U.S., intended primarily to support potential future launch of our GI-related therapeutic candidates currently under development in the U.S.  We pursue our commercial activities in the U.S. through RedHill Biopharma Inc., a wholly-owned subsidiary we formed in Delaware in January 2017.  Through this subsidiary, we currently commercialize in the U.S., EnteraGam®  and promote Donnatal®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg.

Our Strategy

Our goal is to become a significant player in the development and commercialization of pharmaceuticals for the treatment of GI diseases and cancer.

Key elements of our strategy are to:

•identify and acquire rights to products from pharmaceutical companies that have encountered cash flow or operational problems or that decide to divest one or more of their products for various reasons. Specifically, we seek to acquire rights to and develop products that are intended to treat pronounced clinical needs, have patent or other protections, and have potential target markets totaling tens of millions to billions of dollars. Additionally, we seek to acquire rights to and develop products based on different technologies designed to reduce our dependency on any specific product or technology. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field;

•advance our initiative to become a revenue-generating, GI-focused, specialty biopharmaceutical company with a commercial presence in the U.S. to support potential future commercialization of our therapeutic candidates and products approved for marketing by identifying and acquiring rights to products that have been approved for marketing in the U.S. from pharmaceutical companies that are interested in divesting one or more of their products. Specifically, we seek to acquire rights to products that are already commercialized in the U.S., preferably with a therapeutic focus on GI or cancer, which would enable us to commercialize such products independently through our own marketing and commercialization capabilities. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field;

•enhance existing pharmaceutical products, including broadening their range of indications, or launching innovative and advantageous pharmaceutical products, based on existing active ingredients. Because there is a large knowledge base regarding existing products, the preclinical, clinical and regulatory requirements needed to obtain marketing approval for enhanced formulations are relatively well-defined. In particular, clinical trial designs, inclusion criteria and endpoints previously accepted by regulators may sometimes be re-used. In addition to reducing costs and time to market, we believe that targeting therapeutics with proven safety and efficacy profiles provides us a better prospect of clinical success;

•where applicable, utilize the FDA’s 505(b)(2) regulatory pathway to potentially obtain more timely and efficient approval of our formulations of previously approved products. Under the 505(b)(2) process, we are able to seek FDA approval of a new dosage form, strength, route of administration, formulation, dosage regimen, or indication of a pharmaceutical product that has previously been approved by the FDA. This process enables us to partially rely on the FDA findings of safety or efficacy for previously approved drugs, thus avoiding the duplication of costly and time-consuming preclinical and various human studies. See “Item 4. Information on the Company – B. Business Overview – Government Regulations and Funding – Section 505(b)(2) New Drug Applications”; and

•cooperate with third parties to develop or commercialize therapeutic candidates in order to share costs and leverage the expertise of others.

Our Therapeutic Candidates

Summary

Our six late-clinical development stage therapeutic candidates include “TALICIA®”, “RHB-104”, “BEKINDA®”, “RHB-106”, “YELIVA®” and “RHB-107” and related research and development programs, the most advanced of which are described below.

Name of Product	Relevant Indication	Potential Advantages Over Most Existing Treatments	Development Stage	Rights to the Product
TALICIA®	H. pylori infection	Improved efficacy; all-in-one pill	First Phase III study in the U.S. completed; confirmatory Phase III study in the U.S. ongoing

Acquired all rights to the composition and its use for the treatment of a GI disorder associated with H. pylori, worldwide and exclusive.  We filed our own IP applications directed to the proposed commercial formulation and use

RHB-104	Crohn’s disease	Novel mechanism of action and improved clinical benefit (targeting suspected underlying cause of Crohn's disease)	First Phase III study in N. America, Israel, Australia, New Zealand and Europe ongoing; open label extension Phase III study ongoing	Acquired all rights to the triple antibiotic combination, worldwide and exclusive. We filed our own IP applications directed to the proposed commercial formulation and use
RHB-104	Nontuberculous Mycobacteria (NTM) infections	Oral formulation targeting suspected underlying cause of NTM infections	Phase III study design in planning	Acquired all rights to the triple antibiotic combination, worldwide and exclusive. We filed our own IP applications directed to the proposed commercial formulation
RHB-104	Multiple sclerosis (MS)	Oral formulation and novel mechanism of action	Phase IIa proof of concept study in Israel completed	Acquired all rights to the triple antibiotic combination, worldwide and exclusive. We filed our own IP directed to the proposed commercial use
BEKINDA® 24 mg	Acute gastroenteritis and gastritis	No other approved 5-HT3 serotonin receptor inhibitor for this indication; once-daily dosing	First Phase III study in the U.S. completed; confirmatory Phase III study in planning	Worldwide, exclusive license to the technology used in the commercial formulation. We filed our own IP directed to the proposed commercial formulation and its use

Name of Product	Relevant Indication	Potential Advantages Over Most Existing Treatments	Development Stage	Rights to the Product
BEKINDA® 12 mg	IBS-D	Potential 5-HT3 serotonin receptor inhibitor with improved safety, while maintaining efficacy	Phase II in the U.S. ongoing, pending final CSR; final results announced in January 2018	Worldwide, exclusive license to the technology used in the commercial formulation. We filed our own IP directed to the proposed commercial formulation and its use
RHB-106	Bowel preparation	Oral pill, avoid severe bad taste of chemical solutions, no known nephrotoxicity issues	Licensed to Valeant	Worldwide rights licensed to Valeant
YELIVA®	Advanced unresectable cholangiocarcinoma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities.	Phase IIa study in the U.S. ongoing (ABC-108)	Worldwide exclusive license
YELIVA®	Refractory or relapsed multiple myeloma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Investigator-initiated Phase Ib/II study in the U.S. ongoing (ABC-103)	Worldwide exclusive license
YELIVA®	Advanced solid tumors	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Phase I study in the U.S. completed (ABC-101)	Worldwide exclusive license
YELIVA®	Advanced hepatocellular carcinoma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Investigator-sponsored Phase II study in the U.S. ongoing (ABC-106)	Worldwide exclusive license
YELIVA®	Oncology support, radioprotectant, prevention of radiation - associated mucositis in the treatment of head and neck cancer	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Phase Ib study in planning (ABC-104)	Worldwide exclusive license
YELIVA®	Moderate to severe ulcerative colitis	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Phase II study in planning (ABC-105)	Worldwide exclusive license
RHB-107 (MESUPRON)	Gastrointestinal and other solid tumors	An orally-dosed small molecule compound with an established clinical safety profile; first-in-class specific inhibitor of five human serine proteases	Completed two Phase II studies; pre-clinical studies ongoing	Worldwide exclusive license; excludes China, Hong Kong, Taiwan and Macao
Combination against Ebola virus	Ebola virus disease	Unmet medical need	The first part of a pre-clinical research collaboration with a U.S. government agency completed; the second part has not yet been initiated	We filed our own IP directed to the use of a new combination therapy for treating an individual infected with or exposed to a filovirus

TALICIA®

TALICIA® is intended for the eradication of H. pylori bacterial infection in the GI tract. TALICIA® is a combination of three approved drug products – omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for digestion of food in the stomach), amoxicillin and rifabutin, which are antibiotics. TALICIA® is administered to patients orally.

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

TALICIA®  was granted Qualified Infectious Disease Product (“QIDP”) designation by the FDA in November 2014. The QIDP designation was granted under the FDA's Generating Antibiotic Incentives Now Act, which is intended to encourage the development of new antibiotic drugs for the treatment of serious or life-threatening infections that have the potential to pose a serious threat to public health. The granted QIDP designation allows us to benefit from Fast-Track development status with an expedited development pathway for TALICIA® and Priority Review status which potentially provides shorter review time by the FDA of a future potential marketing application. If approved, TALICIA® will also receive an additional five years of U.S. market exclusivity on top of the standard exclusivity period, for a total of eight years of market exclusivity.

TALICIA® is targeting a significantly broader indication than that of existing H. pylori therapies, as a first-line treatment of H. pylori infection, regardless of ulcer status.

We acquired the rights to TALICIA® pursuant to an agreement with Giaconda Limited. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA® and RHB-106.”

Competition and Market

The first-line therapies for H. pylori infection recommended by the American College of Gastroenterology in 2017 commonly include clarithromycin or metronidazole antibiotics with amoxicillin and a proton pump inhibitor. Such current standard-of-care treatments fail in approximately 30% of the patients due to the development of antibiotic resistance, based on reports by Prof. David Y. Graham, M.D., et al. published in Nature Clinical Practice Gastroenterology & Hepatology in 2008 and in Gut in 2010 and by Malfertheiner P. et al. published in Gut in 2012.

As published in the 2006 study report by Dr. T.J. Borody, et al. in Alimentary Pharmacology & Therapeutics, the potential advantage of TALICIA® over the current first-line therapies was shown in a Phase II study comprised of 130 subjects. In the study, a different formulation of TALICIA®, using the same antibiotic ingredients and a similar proton pump inhibitor, was shown to eradicate H. pylori in over 90% of treated patients who failed previous eradication attempts using standard-of-care treatments. Furthermore, final results from the first Phase III study in the U.S. (the “ERADICATE Hp Study”) conducted by us demonstrated 89.4% efficacy in eradicating H. pylori  infection with TALICIA® in 118 dyspepsia patients with confirmed H. pylori infection.

In the U.S., we estimate that approximately three million patients per annum present with first time dyspeptic symptoms caused by an H. pylori infection, based on a 2007 report by Colin W. Howden, M.D., et. al. published in The American Journal of Managed Care and a 2005 report by Nicholas J. Talley, M.D., et al. published in The American Journal of Gastroenterology. Based on this figure, combined with the price of branded treatments, we estimate the potential global and U.S. market for TALICIA® was approximately $4.83 billion and $1.45 billion in 2015, respectively.

Clinical Development

A Phase II clinical trial in Australia was completed with a different formulation of TALICIA®, using the same antibiotic ingredients and a similar proton pump inhibitor.   A first Phase III trial in the U.S., the ERADICATE Hp Study, which was completed in 2015, showed 89.4% eradication of H. pylori with TALICIA®  therapy while open-label standard-of-care yielded an H. pylori eradication rate of 63% in placebo subjects.

Professor David Y. Graham, MD, from Baylor College of Medicine, Houston, Texas, served as the lead investigator of the ERADICATE Hp Study.

We met with the FDA in April 2016 to discuss the successful results of the ERADICATE Hp Study and the proposed design of the confirmatory Phase III study for the treatment of H. pylori infection. In light of the feedback received from the FDA, in January 2017 we entered into an agreement with ICON Clinical Research Limited to perform clinical trial services for the confirmatory Phase III study. Pursuant to a recommendation from the FDA, we completed a successful supportive pharmacokinetic (PK) program in May 2017 prior to initiating the confirmatory Phase III study. In June 2017, we initiated a confirmatory Phase III study with TALICIA® for the treatment of H. pylori infection (the “ERADICATE Hp2 study”), which is currently ongoing. The ERADICATE Hp2 study is a two-arm, randomized, double-blind, active comparator clinical study comparing TALICIA® against a dual therapy amoxicillin and omeprazole regimen at equivalent doses. The study is planned to enroll 444 non-investigated dyspepsia patients with confirmed H. pylori infection in up to 65 clinical sites in the U.S., with a primary endpoint of eradication of H. pylori infection at 43 through 71 days after initiation of treatment. We expect to receive top-line results from the ERADICATE Hp2 study in the second half of 2018. Subject to a successful outcome and any additional regulatory feedback, the ERADICATE Hp2 study is expected to complete the package required for a potential submission of an NDA for TALICIA®.

The following chart summarizes the clinical trial history and status of TALICIA®:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Number of subjects of the trial	Nature and status of the trial	Schedule
-	Phase IIa	Examining the therapeutic candidate’s effectiveness in treating H. pylori infection in patients for whom standard of care had failed to treat the infection	Center for Digestive Disease, Australia	130	The trial was completed and indicated that the treatment is effective for H. pylori-infected patients for whom standard of care had failed to treat the infection	Completed in 2005
-	Comparative Bioavailability	Comparing the bioavailability of TALICIA® to the bioavailability of an equivalent dose of commercially available active ingredients	Algorithme Pharma, Canada	16	Completed	Completed in 2013
ERADICATE Hp Study	Phase III	Examining the effectiveness, safety and PK of the final formulation	13 sites in the U.S.	118	Completed	Completed in 2015
-	Comparative Bioavailability	Comparing the bioavailability of TALICIA® in fed and fasted state and to the bioavailability of the active comparator for the confirmatory Phase III study	Algorithme Pharma, Canada	18	Completed	Completed in 2017
ERADICATE Hp2	Phase III	Assess the safety and efficacy of TALICIA® as compared to active comparator	Up to 65 sites in the U.S.	444	Ongoing	Top-line results expected in H2/2018

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

RHB-104 is a patented combination of clarithromycin, clofazimine, and rifabutin, three generic antibiotic ingredients, in a single capsule. The compound was developed to treat Mycobacterium avium paratuberculosis (“MAP”) infections in Crohn’s disease.

To date, Crohn’s disease has been considered an autoimmune disease, but the exact pathological mechanism is unclear. Dr. Robert J. Greenstein suggested in The Lancet Infectious Diseases, 2003 that Crohn’s disease is caused by MAP, the same organism responsible for a major cause of disease in animal agriculture production, domestic and wild animals. This hypothesis is supported by an expanding number of scientific and clinical studies published in peer-reviewed journals since a National Institute of Allergy and Infectious Diseases conference that focused on MAP in Crohn’s disease took place in 1998. Specific genetic loci like NOD2 have been implicated in the pathogenesis of Crohn’s disease with mutations in NOD2 suspected of leading to defective recognition of MAP and increased compensatory immune activation in patients with Crohn’s disease. Recent advances in diagnostic technology have led to increasingly higher identification of MAP, with studies, such as Bull TJ et al. J Clin Microbiol, 2003 and Shafran I et al. Dig Dis Sci, 2002, demonstrating a high prevalence of MAP in Crohn’s disease patients. However, there is currently no FDA-approved commercial diagnostic test for MAP.

In 2011, we obtained FDA “Orphan Drug” status for RHB-104 for the treatment of Crohn’s disease in the pediatric population. See “Item 4. Information on the Company – B. Business Overview – Government Regulations and Funding – Orphan Drug Designation.”

The formulation for RHB-104 is presently complete, and manufacturing of the all-in-one capsules for our clinical trials is currently in process. Stability testing of the clinical trial material is ongoing.

We acquired the rights to RHB-104 pursuant to an asset purchase agreement with Giaconda Limited, an Australian company. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA® and RHB-106.”

A diagnostic technology enabling the identification of the presence of MAP bacterial DNA in patients was developed and patented by Professor Saleh Naser of the University of Central Florida in Orlando, a leading investigator in the field of MAP and its association with Crohn’s disease. Professor Naser published the results of his study of 52 subjects where he found MAP via PCR in the blood in 46% of Crohn’s subjects and in 20% of subjects who did not have inflammatory bowel disease (The Lancet Vol 364 September 18, 2004). On September 15, 2011, we entered into an agreement with the University of Central Florida Research Foundation, Inc. (“UCF”), pursuant to which we acquired the exclusive rights in this patented diagnostic test. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement related to RHB-104.”

On February 12, 2012, we entered into an agreement with Q Squared Solutions LLC (f/k/a Quest Diagnostics Ltd.) (“Q Squared”) to develop a commercial diagnostic test for detecting the presence of MAP bacterial DNA in the blood based upon the rights we acquired from UCF. Additional intellectual property covering other aspects of MAP detection was licensed from the University of Minnesota in December 2014 in order to potentially enhance our ability to detect MAP.  On January 29, 2015, we announced that, together with Q Squared, we concluded a pre-submission meeting with the device division of the FDA regarding the development path of a commercial companion diagnostic test for the detection of MAP in Crohn’s disease patients.

In October 2016 we reported the results from the MAP diagnostic development program, including an initial validation of our platform PCR (polymerase chain reaction) detection methodology licensed from UCF and developed by Professor Saleh A. Naser.  Further optimization of the processes for rapid detection of MAP is currently in progress. We believe that ensuring that any future commercial test is accurate and reproducible is an essential part of the RHB-104 Crohn’s disease program. Currently the development is ongoing, and we cannot assure when a commercially available diagnostic test will be validated as accurate or reproducible, if at all.

Competition and Market

According to GlobalData, a provider of market intelligence for the pharmaceutical sector, there were approximately 1.5 million diagnosed prevalent cases of Crohn's disease in the seven major markets in 2017. This number of prevalent cases is expected to increase to 1.75 million by 2022.

According to GlobalData, the sales of drug treatments for Crohn’s disease were estimated to exceed $7.7 billion in the seven major markets in 2020. The report also estimated that the sales of therapies for Crohn’s disease in these territories would exceed $12 billion in 2022.

Therapeutic interventions in Crohn’s disease patients are based on the disease location, severity and associated complications. Therapeutic approaches for the treatment of Crohn’s disease are individualized according to the patient’s symptomatic response and tolerance to the prescribed treatment. Since the existing treatments are not curative, the current therapeutic approaches are sequential and involve treatment of an acute disease or inducing clinical remission followed by maintenance of the response or remission to improve the patient’s quality of life.

Currently, available drugs on the market for the treatment of Crohn’s disease offer only symptomatic relief, the effects of which are largely temporary or partial and are accompanied by numerous adverse effects. The most commonly prescribed drugs for treatment of Crohn’s disease include 5 Aminosalicylates (5-ASA, such as mesalamine), corticosteroids (such as prednisone), immunosuppressant drugs (such as azathioprine and methotrexate) and biologic agents, including TNF-α inhibitors (such as Remicade®, Humira® and Cimzia®), integrin inhibitors (Tysabri®, Entyvio®) and an IL 12 and IL23 antagonist (Stelara®).

Unlike drugs currently on the market for the treatment of Crohn’s disease which are immunosuppressive agents, RHB-104 is intended to address the suspected cause of the disease - MAP bacterial infection. To the best of our knowledge, there are no drugs approved for marketing that target infections caused by MAP bacteria in Crohn’s disease patients.

We may also be exposed to potentially competitive products which may be under development to treat Crohn’s disease, including new biological therapies and other new therapies. Additionally, a number of clinical trials are being conducted by Valeant with the antibiotic rifaximin (Xifaxan®) for the treatment of Crohn’s disease.

Clinical Development

A Phase III clinical trial for RHB-104 was conducted in Australia, sponsored by Pharmacia, a Swedish company (which merged with Pfizer), with the primary endpoint of evaluating the ratio of patients with recurrent symptoms of Crohn’s disease following the initial induction of remission with 16 weeks of treatment. Subjects were subsequently assessed at 52, 104 and 156 weeks. The main secondary objective was the percentage of patients who achieved clinical remission at 16 weeks. The results of the trial were published by Professor Warwick Selby et al. in 2007 in the medical journal Gastroenterology. Although the study did not meet the main objective of showing a difference in relapse rate with long-term treatment, there was a statistically significant difference between the treatment groups in the percentage of subjects in remission at week 16. Professor Marcel Behr and Professor James Hanley from McGill University published a re-analysis of the study in The Lancet Infectious Diseases in June 2008, based on the intent-to-treat (ITT) principle and found that there was a significant statistical advantage for the active therapy over the placebo throughout the period of administration that disappeared once the active therapy was discontinued.

In June 2011, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with PharmaNet Canada Inc. for the provision of clinical trial services for the RHB-104 adult studies in North America and Europe. PharmaNet was subsequently acquired by inVentiv Health, and our agreements were transferred to inVentiv. See “– Master Service Agreement with 7810962 Canada Inc. and see also "Clinical Services Agreement –  Clinical Services Agreement related to RHB-104."

In October 2012, we entered into an agreement with our Canadian service provider which, in turn, entered into a back-to-back agreement with a Canadian manufacturer to complete the manufacturing and supply of RHB-104 for our clinical trials. In addition, we entered into additional manufacturing agreements directly with the Canadian manufacturer.

Subsequent to our discussions with the FDA for approval to conduct the North American trial based upon an Investigative New Drug (IND) approved by the FDA on July 18, 2007, we made a number of changes to the original protocol. On August 29, 2012, we revised the IND filed by Giaconda with the submission of a new Phase III protocol to the FDA, and after 30 days, the IND became effective. Based upon the response from the FDA on issues relating to the clinical study, additional changes have been made to the clinical study in North America, Israel, and other countries. Further amendments to the protocol were submitted to the FDA in 2014, 2016 and 2017 responding to recommendations from the investigators and in order to expedite recruitment and conclusion of the study.

We are currently conducting a randomized, double-blind, placebo-controlled first Phase III study with RHB-104 for Crohn’s disease (the “MAP US study”) in approximately 150 clinical sites in the U.S., Canada, Israel, Australia, New Zealand and Europe. In the fourth quarter of 2017, we accelerated the timelines for the ongoing MAP US study by curtailing the number of subjects enrolled in the study from 410 to 331 subjects, while maintaining statistical power of over 80% with a treatment effect of 15%. A review of the blended efficacy rate of the current blinded data, as well as additional input from experts, including statisticians and key opinion leaders, suggests that the total number of treatment successes is consistent with the predefined expected treatment outcomes and that the study has sufficient enrollment to potentially demonstrate efficacy. We estimate that as a result of the curtailment, the development program will be shortened by approximately one year. The curtailed enrollment has been completed in November 2017 with a total of 331 subjects, and top-line results are expected in mid-2018.  The estimated cost saving from the curtailment was approximately $14 million. We remain blinded to the data from the ongoing MAP US study and cannot ascertain the potential impact of the curtailed number of subjects on the study’s final outcome. Additional clinical studies are likely to be required to support an NDA for RHB-104. If the MAP US study results are positive, we intend to meet with the FDA and key opinion leaders to present the data package and discuss the preferred development path.

Two pre-planned independent Data and Safety Monitoring Board (“DSMB") meetings have been held to review data from the MAP US study, in which unanimous recommendations to continue the study without any changes to the protocol, investigator’s brochure, study conduct or informed consent form were given. At the first DSMB meeting, held in December 2016, safety data from the study was reviewed. At the second DSMB meeting, held in July 2017, safety and efficacy data from the first 222 subjects who had completed week 26 assessments of the study was reviewed.

In addition, in an ongoing open-label extension Phase III study (the “MAP US2 study”), we continue to evaluate the safety and efficacy of RHB-104 in subjects who remain with active Crohn’s disease (CDAI ≥ 150) after 26 weeks of blinded study therapy in the ongoing Phase III MAP US study. These subjects may have the opportunity to receive treatment with RHB-104 for a 52-week period in the open-label MAP US2 study. We expect that the data collected in the MAP US2 study will be supplemental to the MAP US study data. The MAP US2 study’s primary endpoint is disease remission at week 16, defined as CDAI of less than 150. The MAP US2 study is planned to enroll approximately 50 subjects in the U.S., Canada, Israel, New Zealand and Europe.

We have conducted several supportive studies with the current formulation of RHB-104, and a long-term population pharmacokinetic study is ongoing as part of the Phase III MAP US study. We also continue to advance the development program for a commercial companion diagnostic for the detection of MAP bacteria in Crohn’s disease patients in collaboration with several U.S. universities and with Q Squared.

The following chart summarizes the clinical trial history and status of RHB-104 and its earlier individual active agents:

Clinical trial author/designation	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
Borody 2002	Phase IIa	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	12	Performed	Completed 2002

Clinical trial author/designation	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
Borody 2005	Phase II	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	52	Performed	Completed 2005
Selby	Phase III	Examining the effect of the treatment with the product on Crohn’s disease patients	20 clinical centers in Australia	213	The trial was performed and indicated promising improvement rates, although it did not meet the main trial objective, as defined	Published in 2007
Biovail PK Study 2007	PK Study	Optimize the formulation of RHB-104 on a PK basis	Toronto, Ontario	24	Trial compared two formulations to determine the optimum formulation for RHB-104	Completed 2007
MAP US Study	Phase III	Assess the safety and efficacy of RHB-104 in Crohn’s disease patients	U.S., Canada. Israel, Australia, New Zealand and Europe	331	Ongoing	Top-line results expected mid-2018
Food Effect Study	PK Study	Determine the effect of food on the bioavailability of RHB-104 in healthy volunteers	Algorithme Pharma, Canada	84	Completed	Completed 2014
Drug-Drug Interaction Study	PK Study	To assess the net PK effect of multiple doses of RHB-104 on CYP3A4 enzymes in healthy volunteers	Algorithme Pharma, Canada	36	Ended	Ended 2014
MAP US2 Study	Phase III	Assess the safety and efficacy of RHB-104 in Crohn’s disease patients	U.S., Canada, Israel, New Zealand and Europe	Approximately 50	Ongoing	TBD

We cannot predict with certainty our development costs, and such costs may be subject to change. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

Nontuberculous Mycobacteria Infections

In light of recent discussions with the FDA on our design of a single pivotal Phase III study in support of a potential NDA filing for a first-line treatment of NTM infections, we plan, subject to further input from the FDA, to initiate a pivotal Phase III study with RHB-104 for the treatment of NTM infections in mid-2018. The study is intended to assess the safety and efficacy of RHB-104 as a first-line treatment for NTM infections caused by mycobacterium avium complex (MAC).

According to Ryu YJ et al. (Tuberc Respir Dis, 2016) the incidence and prevalence of NTM lung disease are increasing worldwide, while treatment options remain limited, lengthy and challenging. NTM has high levels of drug resistance and requires long term dosing with three or more antibiotics. According to Prevots DR et al. (Am J Respir Crit Care Med, 2010), approximately 80% of pulmonary NTM cases in the U.S. are associated with MAC. RHB-104 is targeting an annual potential U.S. market for pulmonary NTM, estimated to have exceeded $500 million in 2017, based on an analysis by Foster Rosenblatt, a provider of analytic consulting and management development services for the life sciences industry.

In January 2017, we announced that RHB-104 had been granted QIDP designation by the FDA for the treatment of NTM infections.

Multiple Sclerosis (“MS”)

MS is an inflammatory, demyelinating, and neurodegenerative disease of the central nervous system of uncertain etiology that exhibits characteristics of both infectious and autoimmune pathology. There is a growing consensus in the medical community that a dysregulated immune system plays a critical role in the pathogenesis of MS. In a study published in PLOS One (April 2011 | Volume 6 | Issue 4 | e18482) by Cusso et al., among 50 MS patients and 56 healthy patients, MAP was detected in 42% and 12% respectively.

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

Following these preclinical studies, in June 2013, we initiated a Phase IIa proof-of-concept study with RHB-104 for relapsing-remitting multiple sclerosis (“RRMS”) (the “CEASE MS” study) at two clinical sites in Israel. The study was completed, and the final results (48 weeks) were announced in December 2016. The final results (48 weeks) were consistent with the interim results (24 weeks), suggesting meaningful positive safety and clinical signals upon 24 weeks of treatment with RHB-104 as an add-on therapy, including an encouraging relapse-free rate, Expanded Disability Status Scale scores and MRI results, which support further clinical development.

The following chart summarizes the development history and status of RHB-104-MS:

Trial name	Development phase	Purpose of the trial	Clinical trial sites	Planned number of subjects of the trial	Status of the trial
EAE Mouse T-cell Function Study	Pre-Clinical	Measure cytokine production as a measure of inflammation in EAE mice treated with RHB-104 vs. negative controls	-	-	Completed 2012
EAE Prophylaxis Study	Pre-Clinical	Scoring EAE severity in mice treated prophylactically with RHB-104 vs. negative controls	-	-	Completed 2012
EAE Relapse Study	Pre-Clinical	Scoring EAE severity in mice treated with RHB-104 vs. negative and positive controls	-	-	Completed 2012
Lipopolysaccharide (LPS)-induced cytokine production study	Pre-Clinical	Measure LPS-induced cytokine production in C57BL/6 mice treated with RHB-104 vs. negative and positive controls	-	-	Completed 2013
CEASE-MS	Phase IIa	Proof of concept study to assess the safety and efficacy of RHB-104 in RRMS	Israel	18	Completed 2016; Final results announced in December 2016

Additional trials will be required as part of the RHB-104 MS global development program and regulatory strategy.

We cannot predict with certainty our development costs, and such costs may be subject to change. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

BEKINDA® (RHB-102)

BEKINDA® is a once-daily bi-modal extended-release oral formulation of ondansetron, a leading member of the family of 5-HT3 serotonin receptor inhibitors. We are developing BEKINDA® with two dosages: 24 mg and 12 mg. BEKINDA® is under development for the intended use in the following indications, which are novel and not yet FDA-approved indications for ondansetron targeting large potential markets:

1)	Acute gastroenteritis and gastritis - 24 mg strength

2)	Irritable Bowel Syndrome with Diarrhea (IBS-D) - 12 mg strength

BEKINDA® utilizes a technology called CDT® that uses salts to provide an extended release of ondansetron. The CDT® platform enables extended drug release (i.e., the measured rate of introduction of active drug) at a relatively low manufacturing cost.

In March 2014, we entered into a License Agreement with Temple University to secure direct rights to patents related to the CDT® platform. Previously, these rights were licensed to us from SCOLR in 2010, which announced that they had ceased business operations in 2013. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for CDT®  Technology used in the BEKINDA®  formulation”.

Acute Gastroenteritis and Gastritis

Acute gastroenteritis and gastritis both involve inflammation of the mucous membranes of the GI tract. Symptoms of gastroenteritis and gastritis include nausea, vomiting, diarrhea and abdominal pain.  Acute gastroenteritis and gastritis are a major cause of emergency room visits, particularly for pediatrics. If approved, BEKINDA® could potentially decrease the number of emergency room visits for patients suffering from acute gastroenteritis and gastritis by offering them an effective and long-lasting treatment which can be taken in the comfort of their home.

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

To the best of our knowledge, there are no other 5-HT3 serotonin receptor inhibitors indicated or in the clinical stage of development in the U.S. for this indication. Patients presenting at hospitals with gastroenteritis and gastritis are often treated primarily in IV administration with antiemetic drugs not indicated or approved for this condition, off-label, including 5-HT3 serotonin receptor inhibitors.

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

Clinical Development

We completed a randomized, double-blind, placebo-controlled, parallel group Phase III study (the “GUARD study”) with BEKINDA® (RHB-102) 24 mg for acute gastroenteritis and gastritis, and positive top-line results from the GUARD study were announced in June 2017. The study successfully met its primary endpoint of efficacy in acute gastroenteritis and gastritis. BEKINDA® 24 mg was also found to be safe and well tolerated in this indication. The GUARD study evaluated the safety and efficacy of BEKINDA® 24 mg in treating acute gastroenteritis and gastritis in 321 adults and children over the age of 12 at 21 clinical sites in the U.S. The primary endpoint of the study was the proportion of patients without further vomiting, without rescue medication, and who were not given intravenous hydration from 30 minutes post first dose of the study drug until 24 hours post dose, compared to placebo. In September 2017, we met with the FDA to discuss the study results and the clinical and regulatory path towards potential marketing approval of BEKINDA® 24 mg in the U.S. Following the guidance provided at the meeting, we are currently working with the FDA to design a confirmatory Phase III study to support a potential NDA with BEKINDA®  24 mg for acute gastroenteritis and gastritis and plan to meet with the FDA in the first half of 2018 to discuss the design of this study.

Final results from the GUARD study showed improvement to the primary efficacy outcome by 21% in the Intent to Treat (ITT) population; 65.6% of BEKINDA®  treated patients as compared to 54.3% of placebo patients (p=0.04; n=192 in the BEKINDA®  group and n=129 in the placebo group).  In the Per Protocol (PP) population, which included patients who met all protocol entry criteria and for which the diagnosis of gastroenteritis was confirmed (n=177 in the BEKINDA®  group and n=122 in the placebo group), BEKINDA®  improved the efficacy outcome by 27%; 69.5% of patients in the BEKINDA®  group vs. 54.9% in the placebo group, (p=0.01).  An imbalance in baseline nausea was noted, with worse nausea in the BEKINDA®  treated group. In a post-hoc analysis, when results were adjusted for baseline nausea, the p-value for the ITT population was 0.0152, and for the PP population was 0.0037.  BEKINDA® 24 mg was also shown to be safe and well tolerated; electrocardiogram results showed no adverse changes with treatment. The benefit observed with BEKINDA® is evident across the spectrum of severity of nausea at baseline, including in patients with very severe nausea, suggesting that the drug works regardless of the initial severity of gastroenteritis.

The lead investigator for the Phase III study was Dr. Robert A. Silverman, MD, MS, Associate Professor at the Hofstra North Shore-LIJ School of Medicine and an emergency medicine specialist.

The following chart summarizes the clinical trial history and status of BEKINDA®  for Gastroenteritis and Gastritis:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
GUARD Study	Phase III	Randomized double-blind placebo-controlled Phase III study in acute gastroenteritis and gastritis	21 sites in the U.S.	321	Evaluated the safety and efficacy of BEKINDA® in acute gastroenteritis and gastritis	Completed 2017
TBD	Confirmatory Phase III	Support a potential NDA with BEKINDA® 24 mg for acute gastroenteritis and gastritis	TBD	TBD	TBD	TBD

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

In light of the activity of ondansetron demonstrated in the preliminary studies described above, and because of its extended-release properties and once-daily dosing, we believe BEKINDA® is a promising candidate for the treatment of IBS-D.

Competition and Market

IBS is one of the most common GI disorders, and IBS-D is the most prevalent diagnosed subtype of IBS in the seven major markets according to a report by GlobalData.

According to publications by Saito YA. et al. (The American Journal of Gastroenterology, 2002) and by Lovell RM et al.  (Clinical Gastroenterology and Hepatology, 2012), it is estimated that up to 30 million Americans may suffer from IBS. According to Lovell RM et al, approximately 40% of IBS cases worldwide are of the IBS-D subtype.

According to a report from EvaluatePharma, the U.S. potential market for IBS-D treatments is estimated to reach approximately $870 million in 2018 and exceed $1 billion in 2021.

To the best of our knowledge, there is one other 5-HT3 serotonin receptor inhibitor indicated for this indication in the U.S. – alosetron (currently marketed under the brand name Lotronex® by Sebela Pharmaceuticals and generic versions marketed by Actavis plc, West-Ward and Amneal Pharmaceuticals). However, alosetron is approved only for the treatment of IBS in women with severe chronic IBS-D and is under a restricted prescribing program due to potential severe side effects. The active ingredient in BEKINDA®, ondansetron, is approved by the U.S. FDA as an oncology support antiemetic and has a good safety profile. Therefore, we believe that BEKINDA®, if approved for the treatment of IBS-D in the U.S., may provide improved safety while maintaining efficacy and has the potential to be a preferred 5-HT3 serotonin receptor inhibitor treatment for patients suffering from IBS-D. According to EvaluatePharma, the U.S. sales of Lotronex® were estimated at $105 million in 2017. Ramosetron, another 5-HT3 serotonin receptor inhibitor, is marketed by Astellas Pharma Inc. under the brand name Irribow® for the treatment of IBS-D in Japan and South Korea, for chemotherapy-induced nausea and vomiting in Japan, South Korea and China, and for and postoperative nausea and vomiting in South Korea. Additionally, Cadila Healthcare Ltd. markets ramosetron under the brand name Nozia® in India for both IBS-D and chemotherapy induced nausea and vomiting. To the best of our knowledge, there is currently no clinical development of ramosetron for marketing approval in the U.S. for any indication.

To the best of our knowledge, one of the main competitors of BEKINDA® for the treatment of IBS-D is Xifaxan® (rifaximin), marketed in the U.S. by Valeant. Xifaxan®  is an antibiotic treatment that was approved for the treatment of IBS-D in 2015. Xifaxan® is also approved in the U.S. for the treatment of hepatic encephalopathy and traveler's diarrhea and for the reduction in risk of overt hepatic encephalopathy recurrence in adults. According to a report by GlobalData, it is believed that Xifaxan®  is a gut-selective, broad-spectrum antibiotic with in vitro activity against both gram-positive and gram-negative bacteria. In the treatment of IBS-D patients, Xifaxan® is administered orally at a dose of 550 mg three times daily for two weeks. According to a GlobalData analysis, Xifaxan® is not widely prescribed due to safety concerns associated with the long-term use of antibiotics, such as the induction of antibiotic resistance and imbalance in the intestinal flora. According to a report by EvaluatePharma, the worldwide annual sales of Xifaxan® for the treatment of IBS are estimated to exceed $480 million in 2020.

Viberzi® (eluxadoline) is another drug for the treatment of IBS-D approved by the FDA in 2015. Viberzi® is a locally-acting mu-opioid receptor agonist and a delta-opioid receptor antagonist marketed in the U.S. by Ironwood Pharmaceuticals and Allergan plc. According to EvaluatePharma, the worldwide sales of Viberzi® are estimated to reach $320 million in 2020.

Donnatal®  (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) is also used as a treatment for IBS and included in the FDA DESI review program, although it is not approved by the FDA. In December 2016, we were granted certain rights to promote Donnatal® (tablets and elixir) in the U.S. pursuant to an exclusive Co-Promotion Agreement with Concordia.

Clinical Development

In January 2018, we announced final results of a randomized, double-blind, placebo-controlled, parallel group Phase II clinical study of BEKINDA® (RHB-102) 12 mg for the treatment of diarrhea-predominant irritable bowel syndrome (IBS-D). The study successfully met its primary endpoint of improving primary efficacy outcome of stool consistency. BEKINDA® 12 mg was also found to be safe and well tolerated in this indication. The randomized, double-blind, placebo-controlled Phase II study evaluated the safety and efficacy of BEKINDA® 12 mg in treating diarrhea-predominant irritable bowel syndrome (IBS-D) in 126 subjects over 18 years old at 16 clinical sites in the U.S.

The primary endpoint of the trial was the proportion of patients in each treatment group with response in stool consistency on study drug as compared to baseline. Response was defined as per FDA guidelines for the indication. Additional endpoints were analyzed including:

•	Proportion of patients in each treatment group who are pain responders, per FDA guidance definition
•	Proportion of patients in each treatment group who are overall responders, per FDA guidance definition
•	Differences between treatment groups in:
o	Abdominal pain
o	Abdominal discomfort
o	Frequency of defecation
o	Incidence and severity of adverse events

The BEKINDA® 12 mg Phase II study successfully met its primary endpoint, improving the primary efficacy outcome of stool consistency response (in accordance with the FDA guidance definition) by an absolute difference of 20.7%, with 56.0% responders of subjects treated with BEKINDA® (n=75) vs. 35.3% responders of the placebo subjects (n=51) (p=0.036). While not powered for statistical significance of the secondary efficacy endpoints, the study suggested clinically meaningful improvement in both secondary efficacy endpoints of abdominal pain response and overall response (combined stool consistency and abdominal pain response). Final results from the Phase II study demonstrated that BEKINDA® 12 mg improved the overall worst abdominal pain response rate by 11.5% vs. placebo (50.7% with BEKINDA® 12 mg (n=75) vs. 39.2% with placebo (n=51); (p=0.278)) and the overall response improved by an absolute difference of 14.5% in favor of the BEKINDA® 12 mg arm (40.0% with BEKINDA® 12 mg (n=75) vs. 25.5% with placebo (n=51); (p=0.135)).

BEKINDA® 12 mg was also shown to be safe and well tolerated. No serious adverse events or new or unexpected safety issues were noted in the study. We continue to analyze the data from the Phase II study with BEKINDA® 12 mg, including all secondary endpoints. We are designing one or two pivotal Phase III studies with BEKINDA® 12 mg for the treatment of IBS-D and plan to meet with the FDA in the first half of 2018 to discuss the design for these studies.

The following chart summarizes the clinical trial history and status of BEKINDA® for IBS-D:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
-	Phase II	Randomized double-blind placebo-controlled Phase II study in IBS-D	16 sites in the U.S.	126	Evaluating the safety and efficacy of BEKINDA® 12 mg in IBS-D	Completed 2018
TBD	Phase III	Randomized double-blind placebo-controlled Phase III study in IBS-D	TBD	TBD	TBD	TBD

We cannot predict with certainty our development costs and such costs may be subject to change. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

RHB-106

RHB-106 is a tablet intended for the preparation and cleansing of the GI tract prior to the performance of abdominal procedures, including diagnostic tests such as colonoscopy, barium enema or virtual colonoscopy, as well as surgical interventions, such as a laparotomy.

As noted above, we acquired the rights to RHB-106 pursuant to an agreement with Giaconda Limited. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA® and RHB-106.”

On February 27, 2014, we entered into a licensing agreement with Salix Pharmaceuticals, Ltd. (“Salix”), which was later acquired by Valeant, pursuant to which Salix licensed the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation and rights to other purgative developments. Pursuant to this agreement, we received an upfront payment of $7 million and are entitled to an additional potential $5 million in subsequent milestone payments. In addition, as part of the terms of the agreement, Salix agreed to pay us tiered royalties on net sales of RHB-106 and other rights, ranging from the low single-digits up to low double-digits. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Exclusive License Agreement with Valeant Pharmaceuticals International, Inc.”

Competition and Market

According to a report by EvaluatePharma, the worldwide market of laxative products was estimated at approximately $880 million in 2017 and is expected to exceed $1 billion in 2021.

To the best of our knowledge, the main competitors of RHB-106 are GI cleansing products based on polyethylene glycol (PEG 3350). These products are delivered in the form of  a water-soluble powder and require users to drink between 2-4 liters of solution before the performance of the gastroenterological procedure. In addition to the need to drink considerable amounts of solution, a common side effect that raises difficulties with users is the accompanying harsh and unpleasant taste, leading to potential difficulties with patient compliance. RHB-106 offers the potential for improved patient compliance because it is tasteless and eliminates the need for drinking several liters of the ill-flavored electrolyte solution. RHB-106 also potentially has an advantage compared to currently available tablet products in the field in that it does not contain sodium phosphate, an active ingredient linked with a risk of nephrotoxicity.

An additional product, called PrepoPik® in the U.S., is marketed by Ferring Pharmaceuticals and received FDA approval on July 17, 2012. The product, marketed under the name PicoPrep® in other countries, is based on an active chemical ingredient called sodium picosulfate, the same active ingredient used in RHB-106. This product is intended to be used for clearing the GI system and it is given in the form of a water-soluble powder and requires drinking quantities of fluids. Clenpiq™ is another product by Ferring Pharmaceuticals which includes the active ingredient sodium picosulfate. Clenpiq™ (sodium picosulfate, magnesium oxide, and anhydrous citric acid) is a ready-to-drink cranberry-flavored oral solution for cleansing of the colon in adults undergoing a colonoscopy, was approved by the FDA in November 2017 and is planned to be launched in the first quarter of 2018. Another product, called Suprep® in the U.S., is marketed by BrainTree Laboratories Inc. and received FDA approval in 2010 as an osmotic laxative indicated for cleansing of the colon in preparation for colonoscopy in adults. Suprep®’s active ingredients include sodium sulfate, potassium sulfate and magnesium sulfate in oral solution, and it is administered as a split-dose regimen (taken in the evening before and on the day of the colonoscopy). In August 2016 Perrigo Company Plc announced tentative FDA approval of its generic version of Suprep®; however, it has not begun marketing the generic version of Suprep®, and, to the best of our knowledge, no other generic version of Suprep® is currently marketed in the U.S.

Products administered in the form of tablets or capsules that were released on the market in the U.S., such as OsmoPrep®  (marketed by Valeant), are based on a chemical substance called sodium phosphate. In December 2008, the FDA published a severe warning against the use of these products due to rare but severe side effects linked to kidney damage. As a consequence of this development, the FDA required in 2008 that oral sodium phosphate products carry a severe warning (black box label). As announced by Salix (now Valeant), following the black box warning received from the FDA, sales in 2009 of these products declined by 39% compared to 2008.

A leading product among the PEG 3350 family of products is MoviPrep®, marketed by Valeant in the U.S. and by Norgine B.V. in Europe. It requires drinking about two liters of solution, and some users report it has an unpleasant taste. The potential advantage of RHB-106 over the current competitor products of the PEG 3350 type (such as MoviPrep®), as well as over PicoPrep®, is that it is administered in an oral tablet, permits the patient to drink any clear liquid with the product and spares the patient the exposure to the unpleasant taste that may accompany these products. RHB-106 also does not fall under the black box warning against nephrotoxicity issued by the FDA in December 2008 with respect to currently marketed sodium phosphate capsule preparations.

Norgine B.V. is also developing a new PEG-based bowel preparation oral solution named Plenvu®, administered as a two-day split dose regimen. According to Norgine B.V., Plenvu® is intended to provide whole bowel cleansing, with an additional focus on the ascending colon. Norgine B.V. licensed the U.S. and Canada rights to Plenvu® to Salix Pharmaceuticals (now Valeant Pharmaceuticals International, Inc.), who announced in June 2017 that the FDA accepted the NDA submitted for Plenvu®. The PDUFA action date for the Plenvu® NDA is scheduled for May 2018. Plenvu® also received marketing approval in several European countries.

Salix (now Valeant), which acquired a worldwide exclusive license to RHB-106 and other purgative developments from us, estimated in its 2014 Investor Day that the peak year revenue from their encapsulated bowel prep would reach approximately $280 million.

Clinical Development

Following the acquisition of Salix by Valeant, we received confirmation, in July 2015, that Valeant is continuing the development of RHB-106.

The following chart summarizes the clinical trial history and status of RHB-106:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical site	Number of subjects of the trial	Nature and status of the trial	Performance schedule
-	Phase IIa	Comparison of the product’s effectiveness and safety with an existing product	Center for Digestive Disease, Australia	60	Completed	Completed in 2005

YELIVA® (ABC294640)

YELIVA® is a proprietary, first-in-class, orally-administered SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications.

YELIVA® inhibits SK2, a lipid kinase that catalyzes the formation of the lipid signaling molecule sphingosine 1-phosphate (“S1P”). S1P promotes cancer growth and proliferation and pathological inflammation, including TNFα signaling and other inflammatory cytokine production. Specifically, by inhibiting the SK2 enzyme, YELIVA® blocks the synthesis of S1P which regulates fundamental biological processes such as cell proliferation, migration, immune cell trafficking and angiogenesis, and is also involved in immune-modulation and suppression of innate immune responses from T cells.

On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee Biotechnology Corporation (Apogee), pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to YELIVA®) and additional intellectual property for all indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3.5 million, of which $3 million has already been paid, as well as up to $2 million in potential development milestone payments, and tiered royalties starting in the low double-digits. See “Item 4. Information on the Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for YELIVA®”.

Competition and Market

YELIVA®  is being developed for several indications, including for the treatment of cholangiocarcinoma (bile duct cancer), refractory or relapsed multiple myeloma and advanced hepatocellular carcinoma (“HCC”), ulcerative colitis and for radioprotection in head and neck cancer patients undergoing therapeutic radiotherapy.

Cholangiocarcinoma (bile duct cancer) is a highly lethal malignancy. According to the American Cancer Society report from January 2016, approximately 8,000 people are diagnosed with intrahepatic and extrahepatic bile duct cancers annually in the U.S., with recent studies showing an increased incidence of cholangiocarcinoma, mainly attributed to recent advancements in the diagnosis of this disease (Gores GJ, Hepatology, 2003). Surgery with complete resection is currently known to be the only curative therapy for cholangiocarcinoma; however, only a minority of patients is classified as having a resectable tumor at the time of diagnosis. Additional treatment options include radiation therapy and chemotherapy, but the efficacy of these treatments in cholangiocarcinoma patients is also limited and the prognosis for relapse patients who have failed initial chemotherapy is very poor, with an overall median survival of approximately one year (Valle J, et al.  New Eng J, Med 2010). The 5-year relative survival rates of intrahepatic and extrahepatic cholangiocarcinoma patients range between 2% to 30%, depending on the tumor type and stage at diagnosis, according to the American Cancer Society.

The American Cancer Society estimated that approximately 30,770 new cases of multiple myeloma would be diagnosed in the U.S. in 2018 and approximately 12,770 deaths are expected to occur. The risk of multiple myeloma increases as people age. The total worldwide sales of multiple myeloma therapies were estimated to exceed $18 billion in 2018 according to GlobalData. There are several drugs in late-stage clinical development for multiple myeloma.

Hepatocellular carcinoma is the most dominant form of liver cancer, accounting for approximately 85% of liver cancer cases, according to GlobalData. According to the World Health Organization (WHO) International Agency for Research on Cancer GLOBOCAN 2012 report, liver cancer is the second and most common cause of cancer-related deaths worldwide. The annual worldwide incidence of liver cancer was estimated in such report to have reached 782,000 cases in 2012, with a mortality rate of 95%; the corresponding U.S. numbers are 30,000 and 80%, respectively. Most patients with HCC suffer from liver cirrhosis, which develops following long periods of chronic liver disease. According to this report, the majority of HCC cases are associated with hepatitis B and hepatitis C virus infections. Few treatment options exist for patients diagnosed at an advanced stage, representing the majority of HCC patients. Sorafenib (Nexavar®) is a targeted drug approved for the treatment of HCC in patients who are not candidates for surgery and do not have severe cirrhosis. According to GlobalData, the market for the treatment of HCC in the seven major markets is estimated to exceed $615 million in 2018 and reach approximately $780 million in 2020. There are several drugs in late-stage clinical development for HCC.

Radiation therapy can cause both acute and chronic side effects. The side effects that develop depend on, among other things, the area of the body being treated, the dose given per day, the total dose given, the patient’s general medical condition, and other treatments given at the same time. Acute side effects may include skin irritation or damage at regions exposed to the radiation beams. The oral cavity is highly susceptible to direct and indirect toxic effects of cancer chemotherapy and ionizing radiation.  The American Cancer Society estimated that more than 65,000 people in the U.S.

were diagnosed with head & neck cancers in 2017. According to a 2011 publication by Peterson DE et al., the incidence of World Health Organization grades 3 or 4 oral mucositis in patients receiving high-dose head and neck radiation (e.g., 60–70 Gy) to the oral cavity approaches 85%, but all treated patients have some degree of oral mucositis. There are currently limited therapeutic options to prevent oral mucositis in cancer patients undergoing radiotherapy. One of these therapeutic options is Mugard®, a mucoadhesive product marketed by AMAG Pharmaceuticals. To the best of our knowledge, several drugs are currently in development for the prevention of oral mucositis in cancer patients undergoing radiation therapy. These development programs include SGX942, a fully synthetic 5-amino acid peptide developed by Soligenix, Inc., currently undergoing a Phase III study, IZN-6N4, an oral rinse developed by Izun Pharmaceuticals Corp., which completed a positive Phase II study in 2017,  Brilacidin, an oral rinse developed by Innovation Pharmaceutical, Inc., which completed a positive Phase II study in 2017, and GC-4419, a small molecule enzyme replacement developed by Galera Therapeutics, Inc., which completed a positive Phase IIb study in 2017.

Ulcerative Colitis (“UC”) is an inflammatory bowel disease characterized by chronic inflammation and ulcers in the lining of the colon. It is associated with low-grade mucosal inflammation, immune activation and altered gut permeability. The etiology of UC remains unknown, symptoms vary depending on the severity of the disease and include diarrhea, abdominal and rectal pain, rectal bleeding, weight loss, fatigue and fever.  Since the etiology of the disease is unknown, the main drugs indicated for the treatment of UC target the immune response and are not curative. There are a multitude of therapies available for the treatment of ulcerative colitis, including 5 Aminosalicylates (5-ASA, such as mesalamine), corticosteroids (such as prednisone and budesonide), immunomodulators (such as methotrexate and cyclosporine) and biologic agents (such as Remicade®, Humira®, Entyvio® and biosimilars). According to GlobalData, the number of diagnosed prevalent cases of UC in the U.S. will reach 863,453 cases in 2018 and is expected to grow to 877,911 cases in 2021. GlobalData estimates that the U.S. market for UC therapies will exceed $4.7 billion on 2018, and reach $5 billion in 2021.

Clinical Development

ABC-108: Advanced Unresectable Cholangiocarcinoma

A Phase IIa clinical study with YELIVA® in patients with advanced, unresectable, intrahepatic and extrahepatic cholangiocarcinoma was initiated in December 2017. The study is being conducted at Mayo Clinic major campuses in Arizona and Minnesota and at the University of Texas MD Anderson Cancer Center. The single-arm Phase IIa study will evaluate YELIVA® as a single agent in patients suffering from advanced, unresectable intrahepatic, perihilar and extrahepatic cholangiocarcinoma.

In April 2017, the FDA granted YELIVA® orphan drug designation for the treatment of cholangiocarcinoma. The orphan drug designation allows us to benefit from various development incentives to develop YELIVA® for this indication, including tax credits for qualified clinical testing, the waiver of a prescription drug user fee (PDUFA fee) upon submission of a potential marketing application and, if approved, a seven-year marketing exclusivity period (subject to certain exceptions) for the treatment of cholangiocarcinoma.

ABC-103: Refractory or Relapsed Multiple Myeloma

An investigator-initiated Phase Ib/II study with YELIVA® for the treatment of refractory or relapsed multiple myeloma was initiated in the third quarter of in 2016. The study is being conducted at Duke University Medical Center and is planned to enroll up to 77 patients. The study is funded primarily by a grant awarded by the NCI Small Business Innovation Research program, awarded to Apogee in conjunction with Duke University.

The primary endpoints of the first portion of the study (Phase I) are to assess safety and determine the maximum tolerated dose in this group of patients. Secondary objectives include assessment of antitumor activity and determination of the PK and pharmacodynamic (PD) properties of YELIVA®  in refractory or relapsed multiple myeloma patients.

The primary endpoints of the second portion of the study (Phase II) are to assess the overall treatment response rate and overall survival. Secondary objectives include evaluating the treatment response of YELIVA® in patients with refractory or relapsed multiple myeloma after three cycles of treatment and evaluation of pharmacodynamic markers.

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

ABC-106: Advanced Hepatocellular Carcinoma

An investigator-sponsored Phase II study to evaluate the safety and efficacy of YELIVA® as a second-line monotherapy in patients with advanced hepatocellular carcinoma (“HCC”) is ongoing and will include additional collaborating clinical sites. The study is planned to enroll up to 39 patients who have experienced tumor progression following treatment with first-line single-agent sorafenib (Nexavar®).

The study is supported by a grant from the National Cancer Institute (“NCI”), awarded to MUSC, which is intended to fund a broad range of studies on the feasibility of targeting sphingolipid metabolism for the treatment of a variety of solid tumor cancers, with additional support from us.

ABC-104: Oncology Support, Radioprotectant: Prevention of Radiation-Associated Mucositis in the Treatment of Head and Neck Cancer

A Phase Ib study is in planning to evaluate YELIVA® as a radioprotectant in head and neck cancer patients undergoing therapeutic radiotherapy. We have currently delayed the initiation of this study in order to allocate our resources for our other therapeutic candidate development efforts.

The primary endpoint of the study will be to determine a recommended Phase II dose of YELIVA® in combination with cisplatin chemoradiotherapy. The secondary objectives will include determining pharmacokinetic properties of YELIVA®  (e.g., interaction with cisplatin) and pharmacodynamic assessments by measuring plasma levels of various markers. Furthermore, the severity of mucositis and quality of life will be assessed in the placebo and YELIVA®  treated patients to plan for a randomized placebo-controlled study.

In light of the results of the Phase I study with YELIVA® in patients with advanced solid tumors, the compound’s novel mechanism of action, we are evaluating potential clinical studies in inflammatory indications.

ABC-105: Moderate to Severe Ulcerative Colitis (“UC”)

A Phase II study is in planning. The primary endpoint of this study will be to evaluate the efficacy of YELIVA® in patients with moderate to severe UC by the proportion of patients who are in remission at the end of treatment. Secondary objectives will include assessing pharmacodynamics and PKs of YELIVA® in this study population, as well as the safety in UC patients. We have currently delayed the initiation of this study in order to allocate our resources for our other therapeutic candidate development efforts.

ABC-109: Food Effect Study in Healthy Subjects

A Phase I, randomized, open-label, single-dose, 3-treatment, 3-period, 6-sequence crossover study designed primarily to evaluate the effect of a standardized meal on the absorption and bioavailability of YELIVA® in healthy subjects, was completed in the U.S. in January 2018. The study also evaluated the effect of the administration of a solution of YELIVA® via nasogastric (NG) tube on the absorption and bioavailability of YELIVA®.  Twenty-three eligible, healthy, male and female adult subjects were randomized to receive YELIVA® orally in a state of fast, fed or as a solution by NG tube (after tube feeding). 17 subjects received all three treatments.  All three treatments, though maximum concentration was lower when the drug was given orally in the fed state as compared to fasted, nasogastric administration after tube feeding led to intermediate results.  Subjects experienced fewer gastrointestinal side effects when the drug was given in the fed state than fasted, but the pharmacodynamic effect, as reflected in decrease in sphingosine-1-phosphate, the product of the target enzyme, was no lower after fed than fasted administration. Thus, the results indicated that YELIVA® may be given after eating, with improved tolerance and no loss of pharmacodynamic effect.

The following chart summarizes the clinical trial history and status of YELIVA®:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
ABC-108	Phase IIa	A study for the treatment of advanced, unresectable intra-hepatic, perihilar and extra-hepatic cholangiocarcinoma	Multicenter study across the U.S.	Up to 39	Ongoing	Ongoing
ABC-103	Phase Ib/II	Safety and efficacy study in patients with refractory or relapsed multiple myeloma that have previously been treated with proteasome inhibitors and immunomodulatory drugs	Duke University, North Carolina, U.S.	Up to 77	Ongoing	Ongoing
ABC-101	Phase I	Safety, PK and pharmacodynamic study in patients with advanced solid tumors	Medical University of South Carolina, Charleston, U.S.	22	Completed. Final results indicate the study drug is well tolerated and can be safely administered to cancer patients	Completed 2015
ABC-106	Phase II	Investigator-Sponsored Safety and Efficacy Study in Patients with Advanced Hepatocellular Carcinoma Who Have Progressed on Sorafenib	Medical University of South Carolina, Charleston, U.S.A. and collaborating sites (Multicenter, U.S.)	From 12 to 39	Ongoing	Ongoing
ABC-104	Phase Ib	Safety and efficacy study in the prevention of mucositis in combination with radiotherapy for treatment of squamous head and neck carcinoma	Multicenter study across the U.S.	Up to 32	TBD	TBD
ABC-105	Phase II	A study for the treatment of moderate to severe ulcerative colitis	Multicenter study	Up to 94	TBD	TBD
ABC-109	Phase I	Assessment of the effect of a food on the absorption and bioavailability of ABC294640, also as a solution via nasogastric (NG) tube under fed conditions	ICON Early Phase Services, San-Antonio, TX	23	Completed	Completed 2018

We cannot predict with certainty our development costs, and such costs may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

RHB-107 (MESUPRON)

RHB-107 (MESUPRON) (INN: upamostat) is a proprietary small molecule, first-in-class, potent serine protease inhibitor administered by oral capsule.

We believe that RHB-107 has a unique potency and specificity that suggests it may be a new non-cytotoxic approach to cancer therapy, as well as other indications of high unmet need such as inflammatory digestive diseases and inflammatory lung diseases.

As mentioned under “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for RHB-107”, on June 30, 2014, we signed an exclusive license agreement for this oncology therapeutic candidate. Under this agreement, we are responsible for all development, regulatory and commercialization of RHB-107 in the entire world, excluding China, Taiwan, Macao and Hong Kong.

Competition and Market

RHB-107 is an orally-administered protease inhibitor with several potential mechanisms of action to inhibit tumor invasion and metastasis and has been developed for the treatment of solid tumor cancers, including GI cancers, with the focus on locally advanced non-metastatic pancreatic cancer.

Pancreatic cancer is characterized as a disease with very high unmet need in oncology. According to data from the National Cancer Institute, with approximately 53,000 new cases diagnosed in 2017 and approximately 43,000 deaths, pancreatic cancer is the 12th most common cancer in the U.S. and the third most common cause of cancer-related death. The overall five-year survival rate for the disease is only 8.2% in the U.S., representing one of the poorest prognoses across the GI cancers. The total worldwide sales of pancreatic cancer therapies were estimated to reach approximately $1.6 billion in 2017, according to GlobalData.

According to the same GlobalData report, the majority of pancreatic cancer cases are diagnosed late, at which point the disease is already locally advanced or metastatic. Furthermore, pancreatic cancer is predominately a cancer of the elderly, with the median age of diagnosis being 71 years in the U.S. These factors result in a significant minority (approximately 20%) of advanced patients being ineligible for chemotherapy treatment who are managed with best supportive care.

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

Clinical Development

Several Phase I trials and two Phase II proof-of-concept trials have been completed with RHB-107. The first Phase II trial in locally advanced non-metastatic pancreatic cancer and the second trial in metastatic breast cancer established the therapeutic candidate's safety and tolerability profile. The Phase II trials with RHB-107 in both indications failed to demonstrate significant improvement in either progression-free survival or overall survival.

None of the prior studies used any molecular markers to target certain patient populations. Using technologies developed since the original clinical trials were performed, we are currently planning several preclinical studies, including biomarker analysis and mechanism of action studies. We expect that the findings from these studies can help us determine the patient populations to be studied in subsequent clinical trials.

We are working on several oncology projects evaluating multiple clinical candidates including RHB-107 as a component spanning oncology indications where strong unmet medical need exists. We have recently received a Notice of Allowance from the U.S. Patent and Trademark Office for a patent that will recite claims directed to a combination of YELIVA®, RHB-107, and a known antibiotic. The claims in the patent will also be directed to methods of treating cancer, or preventing cancer, by administering YELIVA® and a known antibiotic. Upon issuance, in addition to the existing intellectual property protection covering the individual compounds, we believe the new patent will provide us with intellectual property protection covering our combination for the potential treatment of cancer, prevention of cancer recurrence or progression and inhibition of growth and proliferation of cancer cells.

We have also identified a new mechanism of action for RHB-107, inhibition of trypsin-3. We are currently evaluating potential utilization of RHB-107 in several GI indications.

In October 2017, the FDA granted RHB-107 orphan drug designation for the treatment of pancreatic cancer. The orphan drug designation allows us to benefit from various development incentives to develop RHB-107 (MESUPRON) for this indication, including tax credits for qualified clinical testing, waiver of a prescription drug user fee (PDUFA fee) upon submission of a potential marketing application and, if approved, a seven-year marketing exclusivity period (subject to certain exceptions) for the treatment of pancreatic cancer.

We cannot predict with certainty our development costs, and such costs may be subject to change. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

Ebola Virus Disease Therapy

We completed the first part of a pre-clinical in-vivo study (2 out of the 3 proposed actives). The results are being evaluated in conjunction with the U.S. National Institute of Allergy and Infectious Diseases. The second part of the study (all 3 actives combined) has not yet been initiated.

Termination of Co-Development and Commercialization agreement for RIZAPORT®

Given our increasing focus on GI diseases, in particular our two key Phase III GI programs , we terminated our co-development and commercialization agreement for the non-core migraine drug product candidate, RIZAPORT®,  for which a recent Incomplete Response Letter has been received from the FDA.  As part of the termination, we assigned the commercialization agreements we had with Grupo JUSTE S.A.Q.F (now Exeltis Healthcare, S.L.) and Pharmatronic Co. to IntelGenx Corp.

Our Commercial Activities in the U.S.

Our U.S. commercial operations are intended to set the stage for the potential launch of our proprietary, late-clinical stage GI products, if approved by the FDA.

We have established an office for our U.S. commercial operations in Raleigh, North Carolina. Our GI-focused sales force consists of approximately 40 sales representatives. Initial net revenues since initiation of our promotional activities in mid-June 2017) through December 31, 2017 were approximately $4.0 million. We continue to pursue the acquisition of additional commercial GI products in the U.S. and are continuously working to expand U.S. managed care access and coverage to our commercial products.  By the end of 2017, we were promoting and commercializing three GI products.

Donnatal®

In December 2016, we entered into the Co-Promotion Agreement with Concordia to promote Donnatal® (Phenobarbital, Hycosamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) in the U.S. The prescription drug product is sold in two formulations:  an immediate-release tablet and an immediate-release fast-acting liquid (tablets and elixir). Donnatal® is an anticholinergic and barbiturate combination drug product used as an adjunctive therapy for irritable bowel syndrome (IBS), a condition characterized by abdominal pain, bloating, and diarrhea or constipation.  It may also be used as an adjunctive therapy for acute enterocolitis and duodenal ulcers. We commenced promotional activities for Donnatal® in June 2017.

Regulatory status

Based on Concordia’s 2015 Annual Information Form, Concordia currently has the right to market its Donnatal® products as the owner of the conditionally approved abbreviated NDA for Donnatal® and as a party to the unresolved Notice of Opportunity Hearing for anticholinergic and barbiturate combination drug products. Donnatal® is included in the FDA DESI review program. The DESI program was created, in part, to require the FDA to conduct a retrospective evaluation of the effectiveness of drug products that were approved as safe between 1938 and 1962 through the new drug approval process. According to the DESI program, drugs approved before October 10, 1962, were reviewed to evaluate whether there was substantial evidence of their effectiveness. When a review was completed, the FDA would issue a DESI notice describing the marketing conditions for the class of drug products covered by the notice.

Donnatal® has been approved for safety but not for efficacy for its labeled uses. As a DESI drug, Donnatal® is classified as “possibly effective” as an adjunctive therapy in the treatment of IBS (irritable colon, spastic colon, and mucous colitis) and acute enterocolitis. Donnatal® may also be useful as adjunctive therapy in the treatment of duodenal ulcer. It has not been shown conclusively whether anticholinergic/antispasmodic drugs aid in the healing of duodenal ulcers, decrease the rate of recurrences or prevent complications. Donnatal® slows the natural movements of the gut by relaxing the mucous in the stomach and intestines and acts on the brain to produce a calming effect.

The FDA has said that all products marketed as drugs under the DESI Program are new drugs, requiring FDA approval of an NDA or an abbreviated NDA for marketing. The agency has issued guidance that outlines its priorities for enforcement action relating to a particular drug’s effect on public safety and other factors.  The FDA has used enforcement discretion concerning many DESI drugs, particularly where there is a pending hearing on a final determination regarding efficacy that has not yet been made.  There is a long and complicated regulatory history involving Donnatal®, but currently there is an open hearing request for anticholinergic and barbiturate combination drug products, of which Donnatal® is one.  While Concordia is ultimately responsible for regulatory compliance as the application holder, if the FDA convenes a hearing and concludes the product has not been shown to be effective, it may take enforcement action, including requiring Donnatal® to be removed from the market.  To the best of our knowledge, the FDA has not taken any enforcement action against illegal copies of Donnatal® being sold in the market.

Market and Competition

According to publications by Saito YA. et al. (The American Journal of Gastroenterology, 2002) and by Lovell RM et al.  (Clinical Gastroenterology and Hepatology, 2012), it is estimated that up to 30 million Americans may suffer from IBS. The U.S. potential market for IBS treatments is estimated by GlobalData to exceed $1.7 billion in 2018.

To the best of our knowledge, at least two third parties are distributing unapproved generic versions of Donnatal® in the U.S. Concordia International Corp. reported in its third quarter 2016 Management’s Discussion and Analysis report (dated November 7, 2016) that it had commenced a lawsuit against a third party and its principal owner claiming damages from such conduct. To the best of our knowledge, the lawsuit is still ongoing.

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

EnteraGam®

In April 2017, we entered into a license agreement with Entera Health pursuant to which we were granted exclusive commercialization U.S. rights to EnteraGam®. EnteraGam® (serum-derived bovine immunoglobulin/protein isolate, SBI) is an FDA-regulated “medical food” product intended for the dietary management of chronic diarrhea and loose stools. EnteraGam® must be administered under medical supervision. We initiated commercialization activities for EnteraGam® in June 2017.

Regulatory status

EnteraGam® is currently sold under physician supervision in the U.S. as a “medical food,” on the basis of its meeting the criteria for “medical foods” in the Federal Food, Drug, and Cosmetic Act (FDCA) and FDA regulations. The term “medical food” is defined in the FDCA as a food which is formulated to be consumed or administered entirely under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. “Medical foods” are not required to undergo premarket review or approval by the FDA. To our knowledge, EnteraGam® meets the criteria for “medical foods” established by the FDCA, and to date, the labeling and promoting of EnteraGam® is consistent with FDA regulatory requirements.  The ingredients in EnteraGam® are generally recognized as safe (GRAS) for use in the general population.

Market and Competition

EnteraGam®  is a medical food product that provides dietary management for patients with chronic diarrhea and loose stools due to specific intestinal disorders, such as IBS-D, IBD, HIV-associated enteropathy and chronic diarrhea.

EnteraGam® can be added safely to any therapy taken by patients suffering from chronic diarrhea and loose stools, including patients who suffer from IBS-D, Crohn’s disease and ulcerative colitis. According to a report from EvaluatePharma, the U.S. potential market for IBS-D treatments is estimated to reach approximately $870 million in 2018 and exceed $1 billion in 2021.

There are several competing medical foods marketed in the U.S. intended for the treatment of diarrhea or loose stools associated with IBS, IBD or other conditions. One of the leading competitors is VSL#3® (marketed by Alfasigma USA Inc.), a high potency probiotic medical food used in addition to certain medications for the dietary management of ulcerative colitis, IBS and pouchitis. Other competing medical foods include UltraInflamX® and UltraInflamX Plus 360°® (Metagenics), a medical food formulated to provide support for patients with compromised gut function resulting from inflammatory bowel disease, Banatrol Plus® (Medtrition Inc.), a medical food formulated for patients under medical supervision experiencing diarrhea and loose stools associated with the flu, antibiotics, tube feeding, oncology treatment, Clostridium difficile (C. diff) and aging, Tolerex® (Nestle Health Science), a medical food intended for patients suffering from severely impaired GI function, Modulen® (Nestle Health Science), a whole-protein, powdered formulation for the dietary management of the active phase of Crohn’s disease, and IBGard® (IM HealthScience), a medical food formulated for dietary management of IBS.

Other competing products include over-the-counter (“OTC”) probiotic dietary supplements such as Culturelle®, prescription anticholinergics such as Lomotil® (Pfizer U.S.) and Motofen® (Sebela Pharmaceuticals), prescription anti-diarrheal medications, such as Mytesi® (Napo Pharmaceuticals Inc.), and OTC anti-diarrheal medications such as loperamide.

Esomeprazole Strontium Delayed-Release Capsules 49.3 mg

In August 2017, we entered into an agreement with ParaPRO, an Indiana-based specialty pharmaceutical company, granting us the exclusive rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories. Esomeprazole Strontium Delayed-Release Capsules 49.3 mg is an FDA-approved prescription proton pump inhibitor (PPI) drug product indicated for adults for the treatment of GERD, risk reduction of NSAID-associated gastric ulcer, H. pylori eradication to reduce the risk of duodenal ulcer recurrence and for pathological hypersecretory conditions, including Zollinger-Ellison syndrome. In September 2017, we initiated the promotion of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in selected U.S. territories.

Regulatory status

We and ParaPRO co-promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in the U.S., which was approved by the FDA in 2013 under the 505(b)(2) regulatory path, with Nexium as the Reference Listed Drug.  Since we have not licensed or purchased the rights to the NDA and instead only promote the product with limited rights under the agreement with ParaPRO, we rely on ParaPRO for ensuring regulatory compliance. To the best of our knowledge, there have been two supplements approved to the NDA, one due to safety concerns and class labeling of PPIs initiated by the FDA in 2016 and the first supplement, again requested by the FDA in October 30, 2014, under Section 505(o)(4) of the FDCA, with new safety information that the FDA believed should be included in the labeling for Esomeprazole Strontium Delayed-Release Capsules 49.3 mg. This information pertains to the risk of Vitamin B12 deficiency with long-term daily treatment of PPIs and the risk of concomitant dosing of mycophenolate mofetil with PPIs resulting in reduced systemic exposure of mycophenolate mofetil as reported in current literature.

Market and Competition

GERD is considered to be the most common disease encountered by the gastroenterologist (Katz PO et al. Am J Gastroenterol, 2013). According to GlobalData, the number of prevalent cases of GERD in the U.S. in 2018 is estimated at over 65 million and is expected to exceed 68 million by 2023. Prevalence of GERD in the U.S. remains stable at 20% in 2012-2023.

The American College of Gastroenterology guidelines for treatment of GERD recommend treatment with an 8-week course of PPIs is the therapy of choice for symptom relief and healing of erosive esophagitis.

Other treatments for GERD include antacids, H2-receptor blockers and other medications which are available in OTC and prescription strength.

There are currently no generic formulations of Esomeprazole Strontium Delayed Release Capsules 49.3 mg available in the U.S. The main competitors of Esomeprazole Strontium Delayed-Release Capsuled 49.3 mg are numerous OTC and prescription PPIs marketed in the U.S. These include branded and generic, prescription and OTC omeprazole (Prilosec®), branded and generic, prescription and OTC lansoprazole (Prevacid®) and branded and generic, prescription and OTC esomeprazole magnesium (Nexium®). Prescription dexlansoprazole (Dexilant®) is the only other PPI other than Esomeprazole Strontium Delayed Release Capsules 49.3 mg that is not generic. PPIs are one of the most commonly prescribed classes of medications in the U.S., with an estimated market value exceeding $20 billion in 2016 (Symphony Health (accessed August 2017)).

Acquisition, Commercialization and License Agreements

Acquisition of RHB-104, TALICIA®  and RHB-106

On August 11, 2010, we entered into an asset purchase agreement with Giaconda Limited, a publicly-traded Australian company, pursuant to which Giaconda Limited transferred all of its patents, tangible assets, production files, regulatory approvals and other data related to the “Myoconda”, “Heliconda” and “Picoconda” products to us. We renamed these products RHB-104, TALICIA® and RHB-106, respectively. Giaconda Limited further transferred to us products in process, product samples and raw materials, as well as certain rights of first refusal with respect to intellectual property in relation to digestive condition treatments. The agreement excluded the transfer of the rights to two products of Giaconda Limited that are not related to RHB-104, TALICIA® and RHB-106. However, to the extent that the intellectual property associated with these two other products may be required for the research, development, manufacture, registration, import/export, use, commercialization, distribution, sale or offer for sale of any of RHB-104, TALICIA® and RHB-106, Giaconda Limited granted us an exclusive worldwide assignable right to such intellectual property for such purposes. The closing of this transaction occurred on August 26, 2010.

We paid Giaconda Limited in consideration for the assets purchased by us an initial amount of $500,000. We and Giaconda Limited also agreed that until the expiration of the last patent transferred to us, we will pay to Giaconda Limited 7% of net sales from the sale of the products by us and 20% of the royalties received from sublicensees, in each case, only after we recoup the amounts and expenses exceeding an approved budget.

Under the agreement, none of Giaconda Limited, the developer of the products, nor any of their respective affiliates may compete with us or assist others to compete with us with respect to the products and acquired technology. Such non-compete undertaking will be in force for a period of time of up to 10 years from the date of the agreement.

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

In connection with the license agreement with Salix (later acquired by Valeant), dated February 27, 2014, described below, we amended the asset purchase agreement and related agreements by excluding from the non-compete undertakings of Giaconda and certain of its affiliate products, technology and related activities in the purgative field and excluded from such non-compete undertakings certain of Giaconda's affiliates. Subsequently, we recognized revenues in 2014 and paid Giaconda an additional amount of $1 million.

Exclusive Co-Promotion Agreement for Donnatal®

On December 30, 2016, we entered into an exclusive co-promotion agreement with a subsidiary of Concordia, an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs, as part of our strategic initiative to become a revenue-generating, GI-focused, specialty pharmaceutical company with a commercial presence in the U.S. to support potential future commercialization of our therapeutic candidates.

Under the agreement, we are responsible for certain promotional activities related to Donnatal® in certain U.S. territories, and Concordia continues to be responsible for, among other things, the manufacturing and supply and pricing of Donnatal®  in all territories. We and Concordia share the revenues generated from the promotion of Donnatal® by us based upon an agreed upon split. There are no upfront or milestone payments required to be paid by us under the agreement. The initial term of the agreement is three years. We may terminate the agreement after six months from the effective date of the agreement upon three months’ notice for reasons set forth in the agreement. Concordia may terminate the agreement after an agreed upon period and for reasons set forth in the agreement.

Exclusive License Agreement for EnteraGam®

In April 2017, we entered into a license agreement with Entera Health, a U.S. privately-owned company. Under the license agreement, we were also granted an exclusive license to use the related EnteraGam®  trademarks, URL and other related intellectual property for the sale and distribution of EnteraGam® in the U.S. during the term of the agreement. We are required to pay Entera Health royalties based on net sales as provided in the agreement.  The initial term of the agreement is four years. Each party may terminate the agreement upon an agreed prior written notice to the other party for various reasons stipulated in the agreement.

Commercialization Agreement for Esomeprazole Strontium Delayed-Release Capsules 49.3 mg

In August 2017, we entered into an agreement with ParaPRO LLC granting us the exclusive rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories. Under the agreement, we agreed on a co-promotion plan with ParaPRO, and are responsible, together with ParaPro for the promotion of the product to gastroenterologists for all labeled indications for the product in certain U.S. territories. In the event of the sale into the agreed territories of a generic equivalent for the product, we may limit or discontinue all or part of our ongoing promotional activities. ParaPro agreed to provide us promotional material, training and samples (or equivalents) of the product, and it is responsible to take all actions in relation to the commercialization of the product in the territory and all aspects of managed care, and we are responsible for the promotion of the product. The agreement provides that all regulatory matters relating to the commercialization of the product during the term of this agreement are the responsibility of ParaPRO, subject to our right to communicate with regulatory authorities with respect to matters relating to us and our performance under the agreement. The initial term of the agreement is four years. Each party may terminate the agreement upon prior written notice to the other party for reasons set forth in the agreement.

License Agreement for CDT® Technology used in the BEKINDA® formulation

In March 2014, we entered into a License Agreement with Temple University to directly secure rights to patents related to the CDT® platform. Previously, these rights were licensed to us from SCOLR Pharma Inc.

(“SCOLR”), which announced that they had ceased business operations in 2013. The agreement with Temple University replaced our previous license agreement with SCOLR. SCOLR had itself licensed those patents from Temple University, the original owner of the patents.

License Agreement for YELIVA®

On March 30, 2015, we entered into an exclusive license agreement with Apogee, a privately-held biotech company located in Hummelstown, Pennsylvania, U.S., under which Apogee granted us the exclusive, worldwide development and commercialization rights to ABC294640 (which we then renamed to YELIVA®) and additional intellectual property rights. YELIVA® is a proprietary, first-in-class, orally-administered SK2 inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3.5 million, of which $3 million has already been paid.  At our sole discretion, in lieu of the remaining payment of $0.5 million, the Company may elect to revise the royalty terms. In addition, we undertook to pay up to an additional $2 million in potential development milestone payments and potential tiered royalties starting in the low double-digits. Such potential royalties are due until the later of: (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2017, we paid Apogee the initial amount of $2.5 million and recognized an amount of $1 million as a current liability. The license agreement will stay in effect as of its effective date unless terminated earlier as described in the agreement. We are entitled to terminate the agreement at any time upon 30 days’ prior written notice to Apogee. The agreement also provides for the right of termination for each party in the event of a material breach committed by the other party.

License Agreement for RHB-107 (MESUPRON)

On June 30, 2014, we entered into an exclusive license agreement with Wilex AG (which later changed its name to Heidelberg Pharma AG, “Heidelberg”), a German biopharmaceutical company focused on oncology, under which Heidelberg granted us the exclusive worldwide (excluding China, Hong Kong, Taiwan and Macao) development and commercialization rights for all indications to RHB-107.

In consideration for the license, we paid Heidelberg an upfront payment of $1 million. We have agreed to pay Heidelberg tiered royalties on net revenues, ranging from mid-teens up to 30%.

The license agreement will stay in effect as long as we are required to make royalty payments. We are entitled to terminate the agreement at any time on 30 days’ written notice to Heidelberg. The agreement also provides right of termination for each party in the event of a breach.

License Agreement for MAP diagnostic test related to RHB-104

On September 18, 2011, we entered into a license agreement with the University of Central Florida (UCF) pursuant to which we were granted an exclusive license for all indications and medical uses to a patent-protected diagnostic test aimed at identifying the presence of MAP bacterial DNA in peripheral blood through DNA testing. The license covers the future commercial use of the test, including its manufacture, marketing, sale and commercialization.

Under the agreement, we may grant sublicenses for the test with the consent of the UCF, from whom consent may not be unreasonably withheld.

To date, in consideration for the license, we have made payments in the aggregate amount of $160,000, and are required to make additional annual minimum royalty payments of $35,000 in each subsequent year until the last patent covered by the agreement expires. These annual minimum payment amounts will be deducted from future royalty payments.

In addition, we are required to make royalty payments equal to 7% of future sales, or an annual minimum amount noted above, as well as 20% of payments we receive from granting sublicenses.

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

Additional License Agreements related to MAP diagnostic test for RHB-104

We are developing a diagnostic test for MAP in conjunction with Q Squared and Baylor College of Medicine. This is part of our efforts to develop a validated and precise method of detecting Mycobacterium avium subspecies paratuberculosis (MAP), which we believe plays an important role in Crohn’s disease and potentially other diseases.

Exclusive License Agreement with Valeant Pharmaceuticals International, Inc.

On February 27, 2014, we entered into a worldwide exclusive license agreement with Salix (now Valeant), pursuant to which Salix licensed the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation and rights to other purgative developments. Pursuant to the agreement, we granted Salix the right to develop and commercialize RHB-106 or the related rights.

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

The agreement is currently subject to discussion with Valeant, including renegotiation of its terms.

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

The agreement with our Canadian service provider provides that certain research and development services related to our projects will be carried out pursuant to our specific requests and upon the signing of specific agreements for each project. Such agreements must include a description of the required services, service terms and fees. To date, we, through our Canadian service provider, have entered into manufacturing, clinical services and regulatory agreements, mainly related to RHB-104.

Furthermore, pursuant to the agreement, the Canadian service provider may provide us with a discount on the research and development services with respect to incentives programs from various authorities that may be granted to the Canadian service provider in the future. As of December 31, 2017, the estimated discount we will receive from our Canadian service provider is approximately $0.5 million.

Clinical Services Agreements

Clinical Services Agreement related to RHB-104

On June 15, 2011, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with PharmaNet Canada Inc., (currently a subsidiary of inVentiv Health Clinical, Inc. (“inVentiv Health”) an international CRO company), and other related entities, for the purpose of performing the clinical trial for RHB-104. inVentiv Health is a leading provider of global drug development services to pharmaceutical and biotechnology companies, offering therapeutically-specialized capabilities for Phase I-IV clinical development, and pursuant to the agreement, is responsible for the performance of the clinical trial, including entering into agreements with medical centers to perform the trial, supervision of the performance and progress of the trial and the analysis of the results, all pursuant and subject to applicable regulatory requirements.

Pursuant to this agreement and subsequent amendments, inVentiv Health is entitled to receive compensation in connection with the MAP US study, as well as reimbursement of investigator grant costs and pass-through costs to be paid during the trial. The payments are spread over the period of the clinical trial based upon quarterly administration fees and milestone payments based on patient recruitment, completion of subject dosing and report preparation, investigators’ grants paid to research centers that participate in the trial, as well as reimbursement of certain expenses. These fees, however, are partial costs for the RHB-104 program and may increase in accordance with the final clinical trial protocol, length of the study and payments to be made to third parties, such as investigator grants costs and additional service providers, including other clinical research organizations.

The agreement includes a timetable for the recruitment of patients, performance of the trial and analysis of results, including a timetable for the performance of ongoing patient follow-up.

The agreement will remain in force until all relevant services have been provided and we have made all payments thereunder, or until terminated. Either party may terminate the agreement: (i) if the other party is in material breach and does not cure within thirty (30) days; or (ii) upon a bankruptcy or liquidation event with respect to the other party. This agreement also provides that we may terminate the agreement at any time without cause upon providing forty-five (45) days written notice to our Canadian service provider.

In February 2017, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with inVentiv Health for the provision of clinical trial services for the MAP US2 study.

Expanded Access Program (EAP)

We have adopted an Expanded Access Program (EAP), allowing patients with life-threatening diseases potential access to our investigational new drugs that have not yet received regulatory marketing approval. Expanded access (sometimes referred to as “compassionate use”) is possible outside our clinical trials, under certain eligibility criteria, when a certain investigational new drug is needed to treat a life-threatening condition and when there is some clinical evidence suggesting that the drug might be effective for that condition. Patients who qualify for our EAP do not meet the eligibility criteria or are incapable of participating in our clinical trials for such therapeutic candidate. Following the adoption of the program, we continue to receive patient requests to obtain access to our investigational drugs. Subject to the evaluation of eligibility and all other necessary regulatory, reporting and other conditions and approvals required in all relevant jurisdictions, we provide certain patients with an investigational new drug under the EAP. To date, we are not aware of any serious adverse events related to the use of our investigational new drug under the EAP.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our technology and therapeutic candidates, its therapeutic applications, and related technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on our trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our technological investments. We have rights, either through assignment, asset purchase or in-licensing, to a total of approximately 300 issued patents and 110 patent applications. The patents and patent applications are registered in the U.S. and other key jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

The patent positions of companies such as ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

TALICIA®

TALICIA® is protected by two patent families. The first patent family, titled “Improved Method of Eradication of H. pylori”, was acquired as part of our asset purchase agreement with Giaconda Limited, and provides patent protection until 2019.  This family includes one U.S. patent and one Australian patent.

The second patent family, titled “Pharmaceutical Compositions for the Treatment of Helicobacter Pylori,” was filed by us and will provide patent protection until 2034. This family includes three U.S. patents directed to our proprietary formulation and methods of use, one pending U.S. patent application, and 20 pending foreign patent applications.

RHB-104 – Inflammatory Bowel Disease and Nontuberculous Mycobacteria (NTM) Infections

RHB-104 for Inflammatory Bowel Disease is protected by two patent families. The first patent family, titled “Methods and Compositions for Treating Inflammatory Bowel Disease”, was acquired as part of our asset purchase agreement with from Giaconda Limited, and provides patent protection until 2018. This family includes one U.S. patent and over 25 foreign patents.

The second patent family was filed by us and will provide patent protection until 2029. This family includes patents directed to our proprietary formulation and methods of use, including four issued U.S. patents, two pending U.S. patent applications, seven foreign patents and one pending foreign patent application.

We also have in-licensed from UCF U.S. Patent No. 7,488,580 entitled “Protocol for Detection of Mycobacterium Avium Subspecies Paratuberculosis in Blood”, which will expire in 2026. This patent is directed to a method of diagnosing inflammatory bowel disease caused by MAP using a sample of peripheral tissue.  In addition, inflammatory bowel disease caused by MAP can be monitored and evaluated.

Further, we have in-licensed U.S. Patent Nos. 7,074,559 and 7,867,704 from The University of Minnesota entitled “Mycobacterial Diagnostics”.  One U.S. patent will expire in 2022, and the other U.S. patent will expire in 2026. The acquired diagnostic technology is intended for the detection of Mycobacterium avium subspecies paratuberculosis (MAP) bacterium.

RHB-104 – Multiple Sclerosis (“MS”)

Another patent family that we filed relates to “A Composition and Method for Treating an Autoimmune Disease” and covers compositions comprising effective amounts of rifabutin, clarithromycin and clofazimine to enable treatment of MS. This patent family will provide patent protection for methods of treating MS, with RHB-104, up until 2032.  This family includes one allowed U.S. patent application, 30 issued foreign patents, and 6 pending foreign patent applications.

BEKINDA® - Gastritis, Gastroenteritis and IBS-D

We have in-licensed a patent from Temple University entitled “Monolithic tablet for controlled drug release”, with a U.S. patent expiry date in 2018. This patent relates to formulations based on a swellable hydrodynamically balanced monolithic matrix.

BEKINDA® and its use in treating gastroenteritis and other conditions is protected by two patent families that were filed by us, titled “Antiemetic Extended Release Solid Dosage Forms” and “Ondansetron Extended Release Solid Dosage Forms for Treating Either Nausea, Vomiting or Diarrhea Symptoms”.  These families include two issued U.S. patents, four pending U.S. patent applications, and over 35 foreign patent applications.

RHB-106 - Colonic Evacuation

The RHB-106 colonic formulation is protected by a patent family filed by us and entitled “Formulations and Methods of Manufacturing Formulations for use in Colonic Evacuation”.  If issued, this patent will provide protection until 2033.

We are party to an exclusive agreement by which Salix (later acquired by Valeant) licensed the exclusive worldwide rights to the RHB-106 patent portfolio. As part of the agreement, Salix is responsible for the patent families related to RHB-106.

YELIVA® - Oncology, inflammatory and GI Indications

This patent portfolio was in-licensed by us from Apogee Biotechnology Corp. YELIVA®  (ABC294640) is a first-in-class, proprietary SK2 inhibitor, administered orally, with anti-cancer and anti-inflammatory activities, targeting a number of potential oncology, inflammatory and GI indications.

The patent portfolio covering YELIVA® includes 4 U.S. patents, 17 foreign patents and 2 pending foreign patent applications.

These patents relate to sphingosine kinase inhibitors, pharmaceutical compositions, methods of preparing the inhibitors, methods of treating inflammatory diseases using the inhibitors, methods of treating cancer using the inhibitors, and methods for inhibiting sphingosine kinase.

RHB-107 (MESUPRON) – Oncology

This patent portfolio was in-licensed by us from Wilex AG, now known as Heidelberg Pharma AG. RHB-107 is a first-in-class protease inhibitor administered by oral capsule.  The RHB-107 patent portfolio includes patents directed to the new chemical entity, WX-671, WX-UK1, the active metabolite of WX-671, pharmaceutical compositions comprising WX-671 (RHB-107), methods of synthesizing WX-671 and WX-UK1, and methods of use.  The portfolio includes 15 issued U.S. patents, 60 issued foreign patents and multiple pending foreign patent applications.

Government Regulations and Funding

Pharmaceutical companies are subject to extensive regulation by national, state and local agencies such as the FDA in the U.S., the Ministry of Health in Israel, or the EMA. The manufacture, clinical trials, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. To manufacture both new therapeutic drug candidates for clinical trials and approved therapeutic drugs for sale and distribution in the U.S., we must follow the rules and regulations in accordance with current cGMP codified in 21 CFR 210 and 211. Additionally, we are responsible for ensuring that the API in of each therapeutic drug or therapeutic drug candidate is manufactured in accordance with the International Conference on Harmonization (“ICH”) Q7 guidance that has been adopted by the FDA.  Further, we are required to conduct clinical trials that present data indicating that our therapeutic drug candidates are safe and efficacious in accordance with the current good clinical practice and codified in 21 CFR 312. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or not allow us to manufacture or market our products, and we may be criminally prosecuted. We and our contract manufacturers and clinical research organizations may also be subject to regulations under other federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. Further, the U.S. government has increased its enforcement activity regarding fraud and abuse and illegal marketing practices in the healthcare industry. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act.

These regulatory requirements impact our operations and differ in one country to another, so that securing the applicable regulatory approvals of one country does not imply the approval in another country. However, securing the approval of a more stringent body, i.e., the FDA, may facilitate receiving the approval by a regulatory authority in a different country where the regulatory requirements are similar or less stringent. The approval procedures involve high costs and are manpower intensive, usually extend over many years and require highly skilled and professional resources.

U.S. Food and Drug Administration Approval Process for New Molecular Entities

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

The clinical testing of a therapeutic drug candidate generally is conducted in three sequential phases prior to approval, but the phases may overlap or be combined. However, safety information should be submitted before initiation of a subsequent clinical phase. A fourth, or post-approval phase may include additional clinical studies. The phases are generally as follows:

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

Phase III. Phase III studies typically involve an expanded patient population at geographically-dispersed test sites and involve control groups taking a reference compound or a placebo (an inactive compound identical in appearance to the study compound). They are performed after preliminary evidence suggesting the effectiveness of the product candidate has been obtained and are designed to evaluate clinical safety and efficacy further, to establish the overall benefit-risk relationship of the product candidate and to provide an adequate basis for a potential product approval. Phase III studies usually involve several hundred to several thousand participants.

Phase IV.  Phase IV clinical trials are post-marketing studies designed to collect additional safety data as well as potentially expand a product indication. Post-marketing commitments may be required of, or agreed to by, a sponsor after the FDA has approved a therapeutic drug candidate for marketing. These studies are used to gain additional information from the treatment of patients in the intended therapeutic indication and to verify a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as Phase IV post-approval or post-marketing commitments. Failure to promptly conduct Phase IV clinical trials could result in the inability to deliver the product into interstate commerce, misbranding charges, and civil monetary penalties.

Clinical trials must be conducted in accordance with the FDA’s GCP requirements. The FDA may order the temporary or permanent discontinuation of a clinical study at any time or impose other sanctions if it believes that the clinical study is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. An institutional review board, or IRB, generally must approve the clinical trial design and patient informed consent at study sites that the IRB oversees and also may halt a study, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. The FDA recommends that data safety monitoring board should be used to perform regular interim analysis for long-term clinical studies where safety concerns may be unusually high. This group recommends whether or not a trial may move forward at designated check points based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives or competitive climate.

As a product candidate moves through the clinical testing phases, manufacturing processes are further defined, refined, controlled and validated. The level of control and validation required by the FDA would generally increase as clinical studies progress. We and the third-party manufacturers on which we rely for the manufacture of our therapeutic drugs and therapeutic drug candidates and their respective API are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. In addition to our third-party API manufacturers, we are responsible for ensuring that our third-party excipient manufacturers conform to cGMP requirements. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements.

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

If an NDA submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA’s goal is to complete its initial review and respond to the applicant within ten months of a completed submission, unless the application relates to an unmet medical need in a serious or life-threatening indication, in which case the goal may be within six months of a completed NDA submission. However, PDUFA goal dates are not legal mandates, and the FDA response may occur several months beyond the original PDUFA goal date. Further, the review process and the target response date under PDUFA may be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the NDA. The NDA review process can, accordingly, be very lengthy. During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations. Data from clinical studies are not always conclusive, and the FDA or any advisory committee it appoints may interpret data differently than the applicant.

After the FDA evaluates the NDA and conducts a pre-approval inspection of all manufacturing facilities where the drug product candidate or its API will be produced, it will either approve commercial marketing of the drug product candidate with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. The FDA may also request a Phase IV clinical trial to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of products for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival benefit of the drug product candidate.

If the FDA approves one of our therapeutic drug candidates, we will be required to comply with a number of post-approval regulatory requirements. We would be required to report to the FDA, among other things, certain adverse reactions and production problems, and provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling for any of our products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and recordkeeping requirements. If we seek to make certain changes to an approved therapeutic drug, such as certain manufacturing changes, we may need the FDA to review and approve before the change can be implemented. For example, if we change the manufacturer of a product or its API, the FDA may require stability or other data from the new manufacturer, which will take time and is costly to generate, and the delay associated with generating this data may cause interruptions in our ability to meet commercial demand, if any. At their discretion, physicians may prescribe approved pharmaceutical products for indications that pharmaceutical products have not been approved for use by the FDA. However, we may not label or promote pharmaceutical products for an indication that has not been approved. Securing FDA approval for new indications of an approved therapeutic drug requires a Section 505(b)(2) filing, is similar to the process for approval of the original indication and requires, among other things, submitting data from adequate and well-controlled studies that demonstrate the product’s safety and efficacy in the new indication. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all.

We rely on, and expect to continue to rely on, third parties for the manufacture of clinical and future commercial, quantities of our therapeutic candidates. Future FDA and state inspections may identify compliance issues at these third-party facilities that may disrupt production or distribution or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Many of the foregoing could limit the commercial value of an approved product or require us to commit substantial additional resources in connection with the approval of a product. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Section 505(b)(2) New Drug Applications

As an alternate path to FDA approval of new indications or new formulations of previously-approved therapeutic drugs, a company may file a Section 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA, somewhat similar to the process for approval of the original indication or reference drug and requires, among other things, submitting data from adequate and well-controlled studies that demonstrate the product’s safety and efficacy in the new indication. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all.  Section 505(b)(2) of the Food, Drug, and Cosmetic Act, was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) was enacted to allow a company to avoid duplicative testing by permitting the applicant to leverage previously performed pertinent clinical and non-clinical studies into the current NDA submission. Some examples of therapeutic drug candidates that may be allowed to follow a 505(b)(2) path to approval are candidates that have a new dosage form, strength, route of administration, formulation or indication.

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

Orphan Drug Designation

The Orphan Drug Act of 1983, or Orphan Drug Act, encourages manufacturers to seek approval for products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the U.S. or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive Orphan Drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies, waiver of the FDA application fee, and a period of seven years of marketing exclusivity for the product following FDA marketing approval.

GAIN Act

The FDA's Generating Antibiotic Incentives Now (GAIN) Act is intended to encourage the development of new antibiotic drug product candidates for the treatment of serious or life-threatening infections. For products that receive QIDP designation under the Act, the Act provides Fast-Track development status with an expedited development pathway and Priority Review status which potentially provides shorter review time by the FDA of a future potential marketing application. Following FDA approval, an additional five years of U.S. market exclusivity applies, received on top of the standard exclusivity period.

Other Healthcare Laws and Compliance Requirements

In the U.S., we are subject to various federal and state laws and regulations regarding fraud and abuse in the healthcare industry, as well as industry standards and guidance, such as the codes issued by the Pharmaceutical Research and Manufacturers of America (or “PhRMA Codes”), which some states reference or incorporate in their statutes and regulations. These laws, regulations, standards, and guidance may impact, among other things, our sales and marketing activities and our relationships with healthcare providers and patients. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•

federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claim Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from the federal government, including Medicare, Medicaid, or other third-party payors, that are false or fraudulent;

•

HIPAA, which imposes federal criminal and civil liability for executing, or attempting to execute, a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•

the federal transparency laws, including the Physician Payments Sunshine Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians and teaching hospitals and physician ownership and investment interests;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines, state laws that require pharmaceutical manufacturers to report certain pricing or payment information, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and are not preempted by HIPAA, thus complicating compliance efforts.

The Healthcare Reform Law broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and certain other criminal healthcare fraud statutes. Specifically, a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Healthcare Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act or the civil monetary penalties statute. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only federal healthcare programs such as the Medicare and Medicaid programs.

Due to the breadth of some of these laws, it is possible that some of our current or future practices might be challenged under one or more of these laws.  In addition, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws.  Evolving interpretations of current laws or the adoption of new federal or state laws or regulations could adversely affect the arrangements we may have with sales personnel, healthcare providers, and patients.  Our risk of being found in violation of these laws is increased by the fact that some of these laws are open to a variety of interpretations.  If our past or present operations, practices, or activities are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, damages, fines, disgorgement, contractual remedies, reputational harm, diminished profits and future earnings, if any, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

C.           Organizational Structure

Our wholly-owned and only subsidiary, Redhill Biopharma Inc., was incorporated in Delaware on January 19, 2017.

D.           Property, Plant and Equipment

We lease approximately 826 square meters of office space, a 27-square meter warehouse and eleven parking spaces in the “Platinum” building at 21 Ha’arba’a Street, Tel Aviv, Israel. The projected yearly gross rental expenses are approximately $410,000 per year.  During 2017, the Company subleased a portion of the office space to a tenant for approximately $96,000. The term under our lease agreement will expire on January 31, 2020. These offices have served as our corporate headquarters since April 2011.

The Company also entered into an operating lease agreement for the U.S. offices it uses. The agreement will expire on March 31, 2023. The projected yearly rental expenses are approximately $168,000 per year.

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

Company Overview

We are a specialty biopharmaceutical company primarily focused on late-clinical development stage and commercialization of proprietary drugs for GI diseases and cancer. From inception to the end of the period covered by this Annual Report, we invested a total of $6.2 million on in-licensing and acquisitions of therapeutic candidates and related technologies.

Depending on the specific development program, our therapeutic candidates are designed to exhibit greater efficacy and provide improvements over existing drugs by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage. Where applicable, we intend to seek FDA approval for the commercialization of certain of our therapeutic candidates through the alternative Section 505(b)(2) regulatory path under the FDCA, and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists six of late-clinical development stage therapeutic candidates.

We generate our pipeline of therapeutic candidates by identifying, rigorously validating and in-licensing or acquiring products that are consistent with our product strategy and that we believe exhibit a relatively reasonable probability of therapeutic and commercial success. Our therapeutic candidates have not yet been approved for marketing and, to date, our therapeutic candidates have not generated meaningful sales. We intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis. We also evaluate, on a case by case basis, co-development and similar arrangements and the independent commercialization of our therapeutic candidates in the U.S.

In addition to our primary focus on the development of clinical-stage GI products and cancer, we have established commercial presence and capabilities in the U.S., intended primarily to support potential future launch of our GI-related therapeutic candidates currently under development in the U.S. We pursue our commercial activities in the U.S. through RedHill Biopharma Inc., a wholly-owned subsidiary we formed in Delaware in January 2017. Through this subsidiary, we currently promote three GI products in the U.S., Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg under agreements with third parties.

We have funded our operations primarily through public and private offerings of our securities. Because our therapeutic candidates and products are currently in development, and because we have not yet generated sufficient revenues from the promotion of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and Donnatal®  and from commercialization of EnteraGam®  with no anticipation of profits in the near future, we cannot estimate when and if we will generate sufficient revenues to sustain our business operations in accordance with our plan, or profits in the future from our therapeutic candidates and commercial products.

The following is a description of our six late-clinical development stage therapeutic candidates and three commercial products:

Therapeutic Candidates

TALICIA® (RHB-105) is a patented combination of three drugs – omeprazole, which is a proton pump inhibitor, amoxicillin and rifabutin, both of which are antibiotics. TALICIA® is intended for the treatment of H. pylori bacterial infection. We acquired ownership rights in patents, tangible assets, production files and regulatory approvals and other data and certain third-party agreements related to TALICIA® pursuant to the Asset Purchase Agreement with Giaconda Limited described above. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA® and RHB-106.”

RHB-104 is a patented combination of three antibiotics (i.e., clarithromycin, clofazimine and rifabutin) in a single capsule that is intended for the treatment Crohn’s disease and potentially other autoimmune diseases such as MS. Unlike other drugs on the market for the treatment of Crohn’s disease that are immunosuppressive agents, RHB-104 is intended to directly address the suspected cause of the disease. On August 11, 2010, we entered into an asset purchase agreement with Giaconda Limited, pursuant to which we acquired ownership rights in patents, tangible assets, production files and regulatory approvals and other data and certain third-party agreements related to RHB-104, TALICIA® and RHB-106 in exchange for $500,000 and royalty payments of 7% of net sales and 20% of sublicense fees, in each case, only after we recoup the amounts and expenses exceeding the approved budget. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA® and RHB-106.”

BEKINDA® (RHB-102) is a proprietary bi-modal once-daily extended-release oral formulation of ondansetron, intended for the prevention of nausea, vomiting and diarrhea symptoms experienced in some people suffering from acute gastroenteritis, gastritis, and IBS-D, by means of an oral formulation of ondansetron. BEKINDA® is anticipated to prevent these symptoms over a time frame of approximately 24 hours. On May 2, 2010, we received a worldwide, exclusive and perpetual license to use patents and know-how relating to CDT®  technology from SCOLR Pharma, Inc. in exchange for an up-front payment of $100,000, future potential milestone payments of up to $500,000 and future royalties, for a fixed period of time as determined by the agreement, of 8% of our net sales or sublicense fees. SCOLR announced during 2013 that it had ceased business operations, and we entered into a License Agreement with Temple University to secure direct rights to patents related to the CDT® platform. See “Item 4. Information on the Company – B. Business Overview –

Acquisition, Commercialization and License Agreements – License Agreement for CDT Technology used in the BEKINDA®  formulation.”  See “Item 3. Key Information – D. Risk Factors – Risk Related to Our Business and Regulatory Matters – If we are not able to secure or defend patents related to BEKINDA®, our ability to commercialize BEKINDA® or enter into commercialization agreements with potential partners with respect to this product may be adversely affected.”

RHB-106 is a proprietary formulation in tablet form intended for the preparation and cleansing of the GI tract prior to the performance of abdominal procedures. We acquired ownership rights in patents, tangible assets, production files and regulatory approvals and other data and rights in certain third-party agreements related to RHB-106 pursuant to the Asset Purchase Agreement with Giaconda Limited described above.  See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA® and RHB-106.” On February 27, 2014, we entered into a licensing agreement with Salix (later acquired by Valeant) by which Salix licensed the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation, and rights to other purgative developments.

YELIVA® (ABC294640) is a patent-protected, first-in-class, orally-administered SK2 inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee, under which agreement Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to YELIVA®) and additional intellectual property for all indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3.5 million, of which $3 million has already been paid.  At our sole discretion, in lieu of the remaining payment of $0.5 million, we may elect to revise the royalty terms. In addition, we undertook to pay up to an additional $2 million in potential development milestone payments and potential tiered royalties starting in the low double-digits. For more information regarding this agreement, see “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for YELIVA®.”

RHB-107 (MESUPRON) is a patent-protected protease inhibitor, administered by oral capsule, targeting GI and other solid tumor cancers. On June 30, 2014, we acquired from Heidelberg the exclusive development and commercialization rights to RHB-107, excluding China, Hong Kong, Taiwan and Macao, for all indications. We made an upfront payment to Heidelberg of $1.0 million with potential tiered royalties on net revenues, ranging from mid-teens up to 30%. We are responsible for all development, regulatory and commercialization of RHB-107. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for RHB-107.”

Commercial Products

Donnatal®  is an oral prescription drug used in the treatment of IBS. On December 30, 2016, we entered into the Co-Promotion Agreement with a subsidiary of Concordia, pursuant to which we were granted certain rights to promote Donnatal®  in certain U.S. territories.  See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Exclusive Co-Promotion Agreement for Donnatal®.”

EnteraGam® (a serum-derived bovine immunoglobulin/protein isolate, SBI) is a medical food product intended for the dietary management of chronic diarrhea and loose stools. EnteraGam® must be administered under medical supervision. EnteraGam® binds microbial components, such as toxic substances released by bacteria, that upset the intestinal environment. This helps prevent them from penetrating the lining of the intestine, which may contribute to chronic diarrhea and loose stools in people who have specific intestinal disorders. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for EnteraGam®.”

Esomeprazole Strontium Delayed-Release Capsules 49.3 mg is a PPI indicated for adults for the treatment of GERD, risk reduction of NSAID-associated gastric ulcer, H. pylori eradication to reduce the risk of duodenal ulcer recurrence and for pathological hypersecretory conditions, including Zollinger-Ellison syndrome. Esomeprazole Strontium Delayed-Release Capsules 49.3 mg is a proprietary prescription drug approved by the FDA under a NDA. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Commercialization - Agreement for Esomeprazole Strontium Delayed-Release Capsules 49.3 mg.”

JOBS Act

We are an emerging growth company. As an “emerging growth company”, we have elected to rely on various exemptions.  These exemptions include without limitation, not (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to an effective registration statement (in our case, December 31, 2018); (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Ordinary Shares held by non-affiliates is $700 million or more as of the last business day of our most recently completed fiscal quarter.

Components of Statement of Comprehensive Loss

Revenues

In 2017, we recorded for the first time revenues with respect to the commercialization of EnteraGam® and the promotional activities of Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg. In 2016, we recorded revenues with respect to RIZAPORT®. We terminated, effective January 6, 2018, the co-development agreement for RIZAPORT®. In 2015, we recorded non-significant revenues in connection with royalty payments received from a third-party licensee of limited rights to a patent that we acquired from Giaconda Limited. In 2014, for the first time, we had meaningful revenues as a result of our licensing agreement with Salix (now Valeant) with respect to RHB-106 and related rights.

Cost of Revenues

Direct costs related to the revenues, such as cost of goods sold and royalties to third parties.

Research and Development Expenses

See “– C. Research and Development, Patents and Licenses” below.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees, directors and consultants and professional services. Other significant general and administrative expenses include office related expenses, travel, conferences and others.

Selling, Marketing and Business Development Expenses

Selling, Marketing and Business Development expenses consist primarily of compensation for employees and consultants and professional services. Other significant selling, marketing and business development expenses include product samples, car fleet, travel, conferences, office-related expenses and others.

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

Critical Accounting Policies and Estimates

The preparation of financial statements, in conformity with IFRS, requires companies to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty, and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this Annual Report. Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations. Our estimates are primarily guided by observing the following critical accounting policies:

Impairment of Intangible Assets - Since the development of our therapeutic candidates has not yet been completed and they are defined as research and development assets acquired by us, we review, on an annual basis or when indications of impairment are present, whether those assets are impaired. We make judgments to determine whether indications are present that require reviewing the impairment of these intangible assets. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amounts of cash generating units are based on our estimates as to the development of the therapeutic candidates, changes in market scope, market competition and timetables for regulatory approvals. Since the above require certain judgments and the use of estimates, actual results may differ from our estimations and as a result, would increase or decrease our related actual results.

Recent Accounting Pronouncements

The recent accounting pronouncements are set forth in Note 2 to our audited consolidated financial statements beginning on page F-1 of this Annual Report.

A.           Operating Results

History of Losses

Since inception in 2009, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to develop our research and development programs further. As of 2017, we started to accumulate losses also from our commercial operations.  As of December 31, 2017, we had an accumulated deficit of approximately $132.9 million.

We expect to continue to fund our operations over the next several years through public or private equity offerings, debt financings, non-dilutive financings, commercialization of our therapeutic candidates, products we may promote or commercialize, or through revenues from the promotion of Donnatal®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and from the commercialization of EnteraGam®.

Quarterly Results of Operations

The following tables show our unaudited quarterly statements of operations for the periods indicated. We have prepared this quarterly information on a basis consistent with our audited financial statements, and we believe it includes all adjustments, consisting of normal recurring adjustments necessary for a fair statement of the information shown.

Three Months Ended

	March	June	Sep.	Dec.	March	June	Sep.	Dec.	March	June	Sep.	Dec.
	31	30	30	31	31	30	30	31	31	30	30	31
	2015				2016				2017
Statements of operations	U.S. dollars in thousands
Revenues	1	1	1	—	—	1	—	100	—	483	1,523	2,001
Cost of revenue	—	—	—	—	—	—	—	—	—	272	935	919
Research and development expenses, net	3,829	5,090	3,901	4,951	4,676	6,031	7,038	7,496	8,137	8,434	8,106	8,292
Selling, Marketing and Business Development	*225	*173	*116	*872	*312	*424	*402	*417	605	3,376	4,189	3,844
General and administrative expenses	*702	*628	*576	*842	*915	*740	*1,014	*1,179	1,315	1,940	2,258	2,512
Other expenses	—	—	—	100	—	—	—	—	45	—	—	800
Operating loss	4,755	5,890	4,592	6,765	5,903	7,194	8,454	8,992	10,102	13,539	13,965	14,366
Financial income	286	167	1,420	235	380	666	109	1,013	1,556	2,523	150	3,966
Financial expenses	173	873	120	30	1	24	599	371	50	7	1,697	13
Net loss	4,642	6,596	3,292	6,560	5,524	6,552	8,944	8,350	8,596	11,023	15,512	10,413

*Reclassified to conform to the current year presentation.

Our quarterly revenues and operating results have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016

Net Revenues

Net Revenues for the year ended December 31, 2017 were $4.0 million, compared to $0.1 million for the year ended December 31, 2016.  The increase was due to the initiation of the Company’s U.S. promotional activities in mid-June 2017.

Cost of Revenues

Cost of Revenues for the year ended December 31, 2017 was $2.1 million, due to cost of goods sold and royalties relating to commercialization activities. There was no cost of revenues for the year ended December 31, 2016.

Gross Profit

Gross Profit for the year ended December 31, 2017 was $1.9 million, compared to $0.1 million for the year ended December 31, 2016. The increase was due to the initiation of the Company’s U.S. promotional activities in mid-June 2017.

Research and Development Expenses

Research and Development Expenses for the year ended December 31, 2017 were $33.0 million, compared to $25.2 million for the year ended December 31, 2016. The increase was mainly due to the ongoing Phase III study with TALICIA® and from the Phase I/II studies with YELIVA® for multiple indications.

Selling, Marketing and Business Development Expenses

Selling, Marketing and Business Development Expenses for the year ended December 31, 2017 were $12.0 million, compared to $1.6 million for the year ended December 31, 2016, which was comprised only of business development expenses. The increase was mainly due to the establishment and advancement of the Company’s U.S. commercial operations. The Company recognized selling and marketing expenses for the first time in 2017.

General and Administrative Expenses

General and Administrative Expenses for the year ended December 31, 2017 were approximately $8.0 million, compared to $3.8 million for the year ended December 31, 2016. The increase was mainly due to the establishment and advancement of the Company’s U.S. commercial operations in 2017.

Operating Loss

Operating Loss for the year ended December 31, 2017 was $52.0 million, compared to $30.5 million for the year ended December 31, 2016. The increase was due to an increase in the Company’s research and development activities as well as the establishment and advancement of the Company’s U.S comercial operations in 2017, as detailed above.

Financial Income, net

Financial Income, net for the year ended December 31, 2017 was $6.4 million, compared to $1.2 million for the year ended December 31, 2016. The increase was mainly related to a fair value gain on derivative financial instruments.

Comparison of the Year Ended December 31, 2016, to the Year Ended December 31, 2015

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

Selling, Marketing and Business Development Expenses

Selling, marketing and business and development expenses for the year ended December 31, 2016 were $1.6 million, an increase of $0.2 million compared to $1.4 million for the year ended December 31, 2015, each comprised only of business development expenses.  The increase was mainly due to enhanced business development and investor relations activities.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2016 were approximately $3.8 million, an increase of $1.1  million, or approximately 41%, compared to $2.7 million for the year ended December 31, 2015. The increase was mainly due to an increase in professional services and operating expenses.

Operating Loss

Operating loss for the year ended December 31, 2016, was approximately $30.5 million, compared to $22.0 million for the year ended December 31, 2015. The increase was mainly due to an increase in research and development expenses, as detailed above.

Financing Income and Expenses

We recognized financial income, net of $1.2 million for the year ended December 31, 2016, compared to financial income, net of $0.9 million for the year ended December 31, 2015. The increase was mainly related to a fair value gain on derivative financial instruments.

B.           Liquidity and Capital Resources

Liquidity and Capital Resources

Our therapeutic candidates are in research and development stage, and therefore we do not generate significant revenues yet. In 2017, through our U.S. subsidiary, we began to commercialize or promote three GI products in the U.S., Donnatal®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg under agreements with third parties.

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, investor loans, and a payment received under our Exclusive License Agreement with Salix (now Valeant). As of December 31, 2017, we had approximately $46.2 million of cash, cash equivalents and short-term investments.

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

On February 27, 2014, we entered into a Worldwide Exclusive License Agreement with Salix (now Valeant), pursuant to which Salix licensed the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation and rights to other purgative developments.  Under the license agreement, Salix paid an upfront payment of $7.0 million. We are also entitled to milestone payments and royalties based on net sales of RHB-106.  See "Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Exclusive License Agreement with Valeant Pharmaceuticals International, Inc."

On February 13, 2015, we sold 1,000,000 ADSs in an underwritten public offering of our ADSs in the U.S. at a public offering price of $12.50 per ADS, for gross proceeds to us of $12.5 million, before underwriting discounts and commissions and other offering expenses. On February 18, 2015, the underwriters exercised in full their over-allotment option to purchase from us an additional 150,000 ADSs (15% of the original offering amount) at the public offering price of $12.50 per ADS, for gross proceeds of $1.9 million. Following the exercise of the over-allotment option, our offering totaled 1,150,000 ADSs representing gross proceeds of approximately $14.4 million, before underwriting discounts and commissions and other offering expenses.

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

On December 27, 2016, we sold 2,250,000 ADSs and warrants to purchase 1,125,000 ADSs in an underwritten public offering for gross proceeds of approximately $23 million. Concurrent with the underwritten public offering, we sold 1,463,415 ADSs and warrants to purchase 731,708 ADSs in a concurrent registered direct offering in the U.S. for gross proceeds of approximately $15 million. The offering price in both offerings was $10.25 for a fixed combination of one ADS and a warrant to purchase 0.5 of an ADS. The warrants in both offerings have a per ADS exercise price of $13.33 and have a term of three years. Following the partial exercise by the underwriters of their option, our underwritten public offering and the concurrent registered direct offering totaled 3,846,519 ADSs and warrants to purchase 2,025,458 ADSs, representing aggregate gross proceeds from both offerings combined of approximately $39.4 million before deducting underwriting discounts and commissions, placement agent fees and other offering expenses.

On November 13, 2017, we sold 4,090,909 ADSs in an underwritten public offering of our ADSs in the U.S. at a public offering price of $5.50 per ADS for gross proceeds of approximately $22.5 million before underwriting discounts and commissions and other offering expenses.

Revenue generated from our U.S. commercial activities for the year ended December 31, 2017 were approximately $4.0 million.

We estimate that so long as sufficient revenues to sustain our business operations in accordance with our plan are not generated from our therapeutic candidates, out-licensing transactions or promotion or commercialization of our current products or products that we may promote or commercialize in the future, we will need to raise substantial additional funds, as our current cash and short-term investments are not sufficient to complete the research and development of all of our therapeutic candidates and fund our operations. However, additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors including but not limited to:

•	the regulatory path of each of our therapeutic candidates;
•

our ability to successfully commercialize our therapeutic candidates and products we may promote or commercialize, including securing commercialization agreements with third parties and favorable pricing and market share;

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

If we are unable to commercialize or out-license our therapeutic candidates, obtain future financing or generate  sufficient revenues to sustain our business operations in accordance with our plan from our commercial products, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidates, which may have material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements – Our current working capital is not sufficient to complete our research and development with respect to any or all of our therapeutic candidates or to commercialize our products or products to which we have rights including EnteraGam®, and including promotion of Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg. We will need to raise additional capital to achieve our strategic objectives of acquiring, in-licensing, developing and commercializing therapeutic candidates, promoting Donnatal®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercializing EnteraGam®, and products that we may promote or commercialize in the future, and our failure to raise sufficient capital would significantly impair our ability to fund our operations, develop our therapeutic candidates, or commercialize EnteraGam® or the products we may commercialize in the future, or promote products such as Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, attract development or commercial partners and retain key personnel.”

We have begun implementing a cost reduction plan to gradually reduce our quarterly cash used in operating activities to approximately $8.5 million on average which, we believe, should allow our capital resources to be sufficient to fund our operations for more than the next 12 months.

Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for the year ended December 31, 2017 was $44.8 million, compared to $28.3 million for the year ended December 31, 2016. The increase in Net Cash Used in Operating Activities was a direct result of the increase in Operating Loss, as detailed above.

Net Cash Used in Investing Activities

Net Cash Used in Investing Activities for the year ended December 31, 2017 was $18.6 million, compared to Net Cash Provided by Investing Activities of $24.5 million for the year ended December 31, 2016.  The change from the comparable period was mainly due to withdrawal and deposit activities in bank deposits and financial assets at fair value through profit or loss.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities for the year ended December 31, 2017 was $25.7 million, compared to $36.0 million for the year ended December 31, 2016. For 2017, the Net Cash Provided by Financing Activities was mainly due to the November 2017 underwritten public offering and an exercise of warrants and options in the first quarter of 2017. For the year ended December 31, 2016, the Net Cash Provided by Financing Activities was mainly due to the December 2016 underwritten public offering and the concurrent registered direct offering.

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2017.

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

	2017	2016	2015
	U.S. dollars in millions
Payroll and related expenses	0.7	0.7	0.6
Professional services	2.2	1.8	2
Share-based payments	0.8	0.8	0.9
Clinical trials, net	27.9	20.7	13.4
Intellectual property development	0.4	0.4	0.2
Other	1.0	0.8	0.7
Total	33.0	25.2	17.8

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization.

While we are currently focused on advancing each of our therapeutic candidates, our future research and development expenses will depend on the clinical success of each therapeutic candidate, the rate of patient recruitment and the ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – If we or our development or commercialization partners are unable to obtain or maintain U.S. Food and Drug Administration (“FDA”) or other foreign regulatory clearance and approval for our therapeutic candidates or products we may promote or commercialize, we or our commercialization partners will be unable to commercialize our therapeutic candidates or products we may promote or commercialize.”

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

D.           Trend Information

We are a specialty biopharmaceutical company primarily focused on late-clinical development stage and commercialization of proprietary drugs for the treatment of GI diseases and cancer.

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

In December 2016, we were granted certain rights to promote Donnatal®  in certain U.S. territories, a specialty GI product currently included in the FDA DESI review program, in April 2017, we entered into an exclusive license agreement with

Entera Health, granting us exclusive license to use the EnteraGam®  trademarks, tradenames and other Entera Health proprietary rights relating to EnteraGam® for the sale and distribution of the product in the U.S., and in August 2017, we entered into a commercialization agreement with ParaPRO LLC granting us the exclusive rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories. The foregoing agreements are part of our goal to build our own marketing and commercialization capabilities in the U.S. to support future commercialization of our therapeutic candidates.

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

F.          Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations on December 31, 2017:

					More
		Less than	1-3	3-5	than 5
	Total	1 year	years	years	years
	(U.S. dollars in thousands)
	(Unaudited)
Office lease obligations	1,675	551	775	349	—
Vehicle lease obligations	854	388	466	—	—
Accounts payable, accrued expenses and other current liabilities	10,830	10,830	—	—	—
Payable in respect of intangible asset purchase	1,000	1,000	—	—	—
Total	14,359	12,769	1,241	349	—

The foregoing table does not include our in-license agreements with Temple University, Heidelberg, Apogee, our asset sale agreement with Giaconda Limited and our agreement with UCF or University of Minnesota, pursuant to which we are obligated to make various payments upon the achievement of agreed upon milestones or make certain royalty payments since we are unable to estimate the actual amount or timing of these payments currently. If all of the milestones are achieved over the life of each in-licensing agreement, we will be required to pay, in addition to the amounts in the above table and royalties on our net income, an aggregate amount of approximately $3 million for milestones achieved. All of our in-licensing agreements are terminable at-will by us upon prior written notice. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements.”

The foregoing table does not include our manufacturing agreements pursuant to which we are obligated to make various payments upon the achievement of agreed-upon milestones. We are unable to currently estimate the actual amount or timing of these payments. If all of the milestones are achieved over the life of the manufacturing agreements, we will be required to pay, in addition to the above table and royalties on our net income, an aggregate amount of approximately $4.9 million. All of our manufacturing agreements are terminable at-will by us upon short prior written notice.

The foregoing table also does not include payments payable under our clinical services agreements, all of which are contingent upon the completion of milestones. See “Item 4. Information on the Company – B. Business Overview – Clinical Services Agreements.”

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management1

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position(s)

Executive Officers
Dror Ben-Asher	52	Chief Executive Officer and Chairman of the Board of Directors
Micha Ben Chorin	49	Chief Financial Officer
Reza Fathi, Ph.D.	63	Senior Vice President Research and Development
Gilead Raday	43	Chief Operating Officer
Adi Frish	48	Senior Vice President Business Development and Licensing
Guy Goldberg	42	Chief Business Officer
Directors
Dr. Shmuel Cabilly (2)	68	Director
Eric Swenden	74	Director
Dr. Kenneth Reed	64	Director
Dan Suesskind (1)	74	Director
Rick D. Scruggs	58	Director
Ofer Tsimchi (1), (2)	58	Director
Nurit Benjamini (1), (2)	51	Director
Nicolas A. Weinstein	36	Director

(1)	Member of our audit committee that also serves as our financial statements committee.
(2)	Member of our compensation committee.

Executive officers

Dror Ben-Asher has served as our Chief Executive Officer and as a director since August 3, 2009. Since May 4, 2011, Mr. Ben-Asher has also served as Chairman of our board of directors. From January 2002 to November 2010, Mr. Ben-Asher served as a manager at P.C.M.I. Ltd., an affiliate of ProSeed Capital Holdings CVA. Mr. Ben-Asher holds an LLB from the University of Leicester, U.K., an MJur. from Oxford University, U.K. and completed LLM studies at Harvard University.

Micha Ben Chorin has served as our Chief Financial Officer since March 1, 2016. From 2014 until 2016, Mr. Ben Chorin served as Chief Financial Officer of Pyramid Analytics a business intelligence (BI) software company. From 2009 until 2013, he served as CFO of Starhome B.V., a leading international roaming vendor, from 2005 until 2009 as CFO of Winetworks, and from 1998 until 2005 Mr. Ben Chorin served as Chief Financial Officer at GVT (currently Telefonica Brazil). Mr. Ben Chorin holds a B.A. from Tel-Aviv University and is a Certified Public Accountant.

1Senior management includes: members of the Company's administrative, supervisory or management bodies, or nominees for such positions.

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

Gilead Raday has served as our Chief Operating Officer since April 1, 2016. From December 5, 2012, until March 31, 2016, Mr. Raday served as Senior Vice President Corporate and Product Development. From November 2010 to December 2012, Mr. Raday served as our Vice President Corporate and Product Development. From January 2010 until October 2010, Mr. Raday served as Interim Chief Executive Officer of Sepal Pharma Plc., an oncology drug development company, and from January 2009 to December 2009, he was an independent consultant, specializing in business development and project management in the field of life sciences. From 2004 to 2008, Mr. Raday was a partner in Charles Street Securities Europe, LLP, an investment banking firm, where he was responsible for the field of life sciences. Mr. Raday previously served on the boards of Sepal Pharma Plc., ViDAC Limited, Morria Biopharmaceuticals Plc., Vaccine Research International Plc., TKsignal Plc., and Miras Medical Imaging Plc. He received his M.Sc. in Neurobiology from the Hebrew University of Jerusalem, Israel, and an M.Phil. in Biotechnology Management from Cambridge University, U.K.

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

Guy Goldberg has served as our Chief Business Officer since 2012. From 2007 to 2012, Mr. Goldberg served as Vice President and then as Senior Vice President of Business Operations at Eagle Pharmaceuticals, a specialty injectable drug development company, based in New Jersey. From 2004 to 2007, Mr. Goldberg was an associate at ProQuest Investments, a healthcare-focused venture capital firm, and from 2002 to 2004, Mr. Goldberg was a consultant at McKinsey & Company. Mr. Goldberg holds a B.A. in Economics and Philosophy from Yale University and a J.D. from Harvard Law School.

Directors

Dr. Shmuel Cabilly has served as a member of our board of directors since August 26, 2010 and has served on our compensation committee since May 5, 2011. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent”. Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including Vidac Pharma Ltd., BioKine Therapeutics Ltd., Neuroderm Ltd., Biologic Design Ltd., and Ornim Inc. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

Eric Swenden has served as a member of our board of directors since May 3, 2010 and has served on our investment committee since May 5, 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion, and he currently serves on the board of directors of TBC S.A. and Maya Gold & Silver Ltd. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The board of directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Dr. Kenneth Reed has served as a member of our board of directors since December 15, 2009. Dr. Reed is a dermatologist practicing in a private practice under the name of Kenneth Reed M.D. PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with the over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, and Prescient Pharma.

Dan Suesskind has served as a member of our board of directors since February 21, 2011 and has served on our audit committee and investment committee since May 5, 2011. From 1977 to 2008, Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. Mr. Suesskind served as a director of Teva Pharmaceutical Industries Ltd. from 1981 to 2001 and again from 2010 to 2014. In addition, Mr. Suesskind currently serves on the board of directors of Syneron Medical Ltd., Israel Corporation Ltd. the Jerusalem Foundation well as a member of the board of trustees of the Hebrew University and the Ben Gurion University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers.   Mr. Suesskind holds a B.A. in Economics and Political Science from the Hebrew University of Jerusalem, Israel, and an M.B.A. from the University of Massachusetts. The board of directors has determined that Mr. Suesskind is a financial and accounting expert under Israeli law.

Rick D. Scruggs has served as a member of our board of directors since January 1, 2016. Mr. Scruggs most recently served as Executive Vice President of Business Development at Salix (now Valeant) until its acquisition by Valeant in March 2015. Mr. Scruggs joined Salix in 2000, after working at Oclassen Pharmaceuticals Inc. and Watson Pharmaceuticals, and helped build Salix’s commercial organization, serving in various sales and commercial trade-related positions. He was appointed as Executive Vice President in 2011 and was responsible for all business development activities as well as the worldwide distribution of Salix innovative products and intellectual property. Mr. Scruggs also served as the Head of the board of directors of Oceana Therapeutics, Salix’s European subsidiary. Mr. Scruggs holds a B.S. in Criminal Justice from the Appalachian State University in North Carolina.

Ofer Tsimchi has served as a director on our board of directors since May 4, 2011 and a member of our audit committee and as the Chairman of our compensation committee since May 5, 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves as the Chairman of the board of directors of Clal Concrete Products Ltd., and on the board of directors of Caesarstone Ltd., Amutat Zionut 2000, Danbar Group Ltd, and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Nurit Benjamini has served as a director on our board of directors and a chairperson of our audit committee and a member of our compensation committee since February 16, 2016, and has served on our investment committee since February 22, 2017. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that develops tools and platforms for creating interactive e-books, games and educational apps for mobile devices. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com (NASDAQ: WIX); from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd., now Sigma Designs Israel, a subsidiary of Sigma Designs Inc. (NASDAQ: SIGM) and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN). Prior to that, from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN). Ms. Benjamini serves as an external director of BiolineRx Ltd. (NASDAQ/TASE: BLRX), and as the chairperson of its audit committee, and on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (NASDAQ/TASE: ALLT). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

Nicolas Weinstein has served as a member of our board of directors since May 11, 2017. Mr. Weinstein served as Managing Director of Water Bear Investments LLC, a healthcare and real estate investment services company since January 2017.  From 2014 to 2015, Mr. Weinstein served as country head in Chile for Abbott Laboratories / CFR Pharmaceuticals. In 2014, Mr. Weinstein served as VP Marketing & Sales of CFR Pharmaceuticals, and from 2012 to 2013, he served as VP Business Development of CFR Pharmaceuticals. From 2008 to 2010, Mr. Weinstein served as VP Marketing & Sales of

CFR Pharmaceuticals. Mr. Weinstein currently leads the healthcare and venture investments of EMC2 Fund Ltd. (“EMC2”) and its partnership interests in Olive Tree Ventures Limited Partnership (Israel) and Puma Bioventures (a U.S. biotech fund). Mr. Weinstein is a director in investee companies of EMC2, including Aquila Diagnostics, Medasense, Via Surgical, Harbo and Selfpoint. Mr. Weinstein holds an M.Sc. in Finance from Universidad Adolfo Ibanez (Chile) and an MBA from the Kellogg School of Management (2012). Mr. Weinstein has been nominated to our board of directors by EMC2 pursuant to the right we granted to any investor that invested at least $15 million in the Company in our December 2016 public offering to nominate one person to our board of directors, subject to various conditions described in the prospectus that we filed with the Securities Exchange Commission.

B.           Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2017 was approximately $3 million. Out of that amount $1.7 million was paid as salary and consultants fees, $1 million was attributed to the value of the options granted to senior management during 2017, approximately $0.1 million was attributed to retirement plans and $0.2 million attributed to other long-term benefits. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements and comply with our Compensation Policy for Executive Officers and Directors as approved by our shareholders on June 8, 2016 (the “Compensation Policy”).

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2017. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2017.

			Value of Equity
	Base Salary or	Value of	Based
	Other	Social	Compensation	All Other
Name and Position of director or officer	Payment (1)	benefits (2)	Granted (3)	Compensation (4)	Total
Amounts in U.S.$ dollars are based on 2017 monthly average representative U.S. dollar – NIS rate of exchange
Dror Ben-Asher, Chief Executive Officer and Chairman of the Board of Directors (5)	336,180	52,176	227,204	18,787	634,347
Gilead Raday, Chief Operating Officer	320,601	47,487	120,684	15,656	504,428
Reza Fathi, Senior Vice President Research and Development	264,000	—	120,684	35,291	419,975
Micha Ben Chorin, CFO	223,722	58,335	120,684	14,784	417,525
Guy Goldberg, Chief Business Officer	229,266	44,064	120,684	12,525	406,539

(1)

“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the board of directors for the year 2017.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(3)

Consists of the fair value of the equity-based compensation granted during 2017 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), communication expenses, basic health insurance, and holiday presents.
(5)

Mr. Ben-Asher's employment terms as the Company’s Chief Executive Officer provide that Mr. Ben-Asher is entitled to a monthly base gross salary of NIS 105,000 (approximately $29,991). Mr. Ben-Asher is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Ben-Asher is entitled to reimbursement of car-related expenses from the Company. Mr. Ben-Asher’s employment terms include an advance notice period of 180 days by the Company and 90 days by Mr. Ben-Asher. During such advance notice period, Mr. Ben-Asher will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Ben-Asher's employment is terminated in connection with a “hostile takeover,” he will be entitled to a special one-time bonus equal to his then current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 12. A “hostile takeover” is defined as an occurrence where a person, entity or group that was not an interested party under the Israeli Securities Law 1968 on the date of the initial public offering of our Ordinary Shares, becomes a “controlling shareholder,” as defined in the Israeli Securities Law 1968, or a “holder,” as defined in the Israel Securities Law 1968, of 25% or more of the voting rights in the Company. In addition, in case of a “hostile takeover”, all options granted to Mr. Ben-Asher will immediately vest in full.

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

Director Compensation

We currently pay our non-executive directors an annual cash fee of NIS 83,480 (approximately $23,845) and a cash fee of NIS 4,390 (approximately $1,254) per meeting (or a smaller amount in the case where they do not physically attend the meeting).

Compensation Policy

On June 8, 2016, our shareholders approved the Compensation Policy for our directors and officers in accordance with Amendment No. 20 to the Israeli Companies Law, pursuant to which we are required to determine the compensation of our directors and officers and which must be approved by our shareholders every three years.  The policy was previously approved by our board of directors, upon the recommendation of our compensation committee.

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

C.          Board Practices

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than five persons and no more than eleven persons, including any external directors whose appointment is required by law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election (other than any director originally nominated for election by virtue of the nomination right granted to EMC2 for purchasing in the Company's public offering which closed on December 27, 2016, together with its affiliates, more than $15 million of ADSs and warrants, whose term of office as director may expire earlier depending on the beneficial ownership of EMC2 at least 75 days prior to our annual general meeting of shareholders for each of the years 2018 and 2019, as described below). This process continues indefinitely. A simple majority shareholder vote may elect directors for a term of less than three years in order to ensure that the three groups of directors have as equal number of directors as possible as provided above. The directors of the first class, currently consisting of Dr. Kenneth Reed, and Eric Swenden, will hold office until our annual general meeting to be held in the year 2018.  The directors of the second class, currently consisting of Dr. Shmuel Cabilly and Dan Suesskind, will hold office until our annual general meeting to be held in the year 2019, and the directors of the third class, currently consisting of Dror Ben-Asher Rick Scruggs and Nicolas Weinstein, will hold office until our annual general meeting to be held in the year 2020. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies, or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment. The foregoing notwithstanding, the term of office of Mr. Weinstein, who was nominated for election by EMC2, shall become subject to early expiration in 2018 or 2019, if EMC2 does not meet a 4% beneficial ownership of our outstanding shares threshold at least 75 days prior to our annual general meeting of shareholders for each of the years 2018 and 2019, respectively. See “Item 6. “Directors, Senior Management and Employees – C. Board Practices – Independent and External Directors – Israeli Companies Law Requirements” below for a description of the adoption by the Company of the corporate governance exemptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, including with respect to external directors.

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

A recent amendment to the Israeli Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. The appointment and terms of office of a company's officers, other than directors and the general manager (i.e., chief executive officer) are subject to the approval by first, the company’s compensation committee; second, the company’s board of directors, in each case subject to the company's compensation policy, and then approved by its shareholders. However, in special circumstances, they may approve the appointment and terms of office of officers inconsistent with such policy, provided that (i) they have considered those provisions that must be included in the compensation policy according to the Israeli Companies Law and (ii) shareholder approval is obtained (by a majority of shareholders that does not include the controlling shareholders of the company and any shareholders interested in the approval of the compensation). However, if the shareholders of the company do not approve a compensation arrangement with an officer inconsistent with the company’s compensation policy, in special situations the compensation committee and the board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. In addition, non-material amendments to the compensation of a public company’s officers (other than the chief executive officer and the directors) may be approved by the chief executive officer of the company if the company’s compensation policy establishes that non-material amendments within the parameters established in the compensation policy may be approved by the chief executive officer, so long as the compensation is consistent with the company’s compensation policy. An amendment to the Israeli Companies Law requires that the board and shareholders (with approval by a “special majority” as further discussed below) adopt a compensation policy applicable to the company’s directors and officers which must take into account, among other things, providing proper incentives to directors and officers, the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Under the Israeli Companies Law, a “special majority” requires (i) the vote of at least a majority of the shares held by shareholders who are not controlling shareholders or have a personal interest in the proposal (shares held by abstaining shareholders are not be taken into account); or (ii) that the aggregate number of shares voting against the proposal held by such shareholders does not exceed 2% of the company's voting shareholders.

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

We have a service contract with one of our directors, Dror Ben-Asher, that provides for benefits upon termination of his employment as director.  For more information, see “Item 6. Directors, Senior Management and Employees – B. Compensation”.

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

Under the Israeli Companies Law regulations, a director having financial and accounting expertise is a person who, due to his education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the Israeli Companies Law regulations, a director having professional expertise is a person who has an academic degree in either economics, business administration, accounting, law or public administration or another academic degree or has completed other higher education studies, all in an area relevant to the main business sector of the company or in a relevant area of the board of directors position, or has at least five years of experience in one of the following or at least five years of aggregate experience in two or more of the following: a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the main field of the company’s business.

Under the Israeli Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes appropriate in light of the company’s type, size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to the board of directors are made in accordance with this determination. Our board of directors determined that two directors with “accounting and financial expertise” is appropriate for us. Our board of directors currently has five directors with such “accounting and financial expertise.”

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least a majority of the votes of the shareholders who are not controlling shareholders (as defined in the Israeli Companies Law), do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), vote in favor of the election of the director without taking abstentions into account; or (2) the total number of shares of the above-mentioned shareholders who voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for two additional three-year terms under certain circumstances and conditions. Nevertheless, regulations under the Israeli Companies Law provide that companies, whose shares are listed for trading both on the TASE and on the NASDAQ Stock Market, may appoint an external director for additional three-year terms, under certain circumstances and conditions. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us.  Each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director and the audit committee is required to include all of the external directors.

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

The role of the audit committee under the Israel Companies Law is to examine suspected flaws in our business management, in consultation with the internal auditor or our independent accountants and suggest an appropriate course of action in order to correct such flaws. In addition, the approval of the audit committee is required to effect specified actions and related party transactions.

Additional functions to be performed by the audit committee include, among others, the following:

•	the determination whether certain related party actions and transactions are “material” or “extraordinary” for purposes of the requisite approval procedures;
•	to determine whether to approve actions and transactions that require audit committee approval under the Israel Companies Law;
•	to assess the scope of work and compensation of the company’s independent accountant;
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

An amendment to the Israeli Companies Law, enacted on February 17, 2016, or Amendment 27, allows a company whose audit committee’s composition meets the requirements set for the composition of a compensation committee (as further detailed below) to have one committee acting as both audit and compensation committees. As of the date of this Annual Report, we have not elected to have one committee acting as both the audit and the compensation committees.

Compensation Committee

According to the Israeli Companies Law, the board of directors of a public company must establish a compensation committee. Except in the case of companies listed on foreign stock exchanges, including the NASDAQ Stock Market, which have adopted the corporate governance exceptions set forth in the Regulation, such as us, as described under "- Independent and External Directors - Israeli Companies Law Requirements", who are exempt from the compensation committee composition requirements under the Companies Law, the Israeli Companies Law requires that the compensation committee must consist of at least three directors and include all of the external directors who must constitute a majority of its members. The remaining members must be qualified to serve on the audit committee pursuant to the Israeli Companies Law requirements described above. The compensation committee chairman must be an external director and any persons not qualified from serving as a member of the compensation committee may not be present at the compensation committee meetings during the discussion and at the time decisions are made, unless the chairman of the compensation committee determines that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Israeli Companies Law.

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

Corporate Governance Practices

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is, among others, to examine whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an officer or a director, a relative of an interested party, or a relative of an officer or a director, nor may the internal auditor be our independent accountant or its representative. In January 2018, Ms. Sharon Cohen, Lead Engagement Partner, Head of LS & HC Industry at Deloitte Israel, was elected to serve as our internal auditor.

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

The duty of loyalty requires a director or an officer to act in good faith and for the benefit of the company and includes a duty to:

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

Under the Israeli Companies Law, subject to certain exceptions, directors’ compensation arrangements require the approval of the compensation committee, the board of directors and the shareholders.

The Israeli Companies Law requires that a director or an officer of a company promptly and, in any event, not later than the first board meeting at which the transaction is discussed, disclose any personal interest that he may have and all related material facts or document known to such person, in connection with any existing or proposed transaction by the company. A personal interest of a director or an officer (which includes a personal interest of the director's or officer’s relative) is in a company in which the director or officer or the director's or officer’s relative is: (i) a shareholder which holds 5% or more of a company’s share capital or its voting rights, (ii) a director or a general manager, or (iii) in which the director or officer has the right to appoint at least one director or the general manager. A personal interest also includes a personal interest of a person who votes according to a proxy of another person, even if the other person has no personal interest, and a personal interest of a person who gave a proxy to another person to vote on his behalf – in each case, regardless whether discretion with respect to how to vote lies with the person voting or not. In the case of an extraordinary transaction, the director’s or the officer’s duty to disclose also applies to a personal interest of the director or officer’s relative.

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

Controlling Shareholder Transactions and Actions

Under the Israeli Companies Law, the disclosure requirements which apply to a director or an officer also apply to a controlling shareholder of a public company and to a person who would become a controlling shareholder as a result of a private placement. A controlling shareholder includes a person who has the ability to direct the activities of a company, other than if this power derives solely from his/her position on the board of directors or any other position with the company. In addition, for such purposes, a controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest; and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or his or her relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also a director or an officer of the company or an employee, regarding his or her terms of office and employment, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholders’ approval must include either:

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

In addition, any such transaction whose term is more than three years requires the above-mentioned approval every three years, unless, with respect to transactions not involving the receipt of services or compensation, the audit committee approves a longer term as reasonable under the circumstances.

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

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of a director or an officer in the company, or has any other power over the company, is under a duty to act with fairness towards the company. Under the Israeli Companies Law, the laws that apply to a breach of a contract will generally also apply to a breach of the duty of fairness.

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

•	expenses incurred by such officer or director in connection with an administrative proceeding conducted in this matter, including reasonable litigation expenses, including legal fees; or
•	a breach of any duty or any other obligation, to the extent insurance may be permitted by law.

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

Subsequent to the approval of the terms of our Compensation Policy, our compensation committee and board of directors resolved to purchase a directors’ and officers’ liability insurance policy, pursuant to which the total amount of insurance covered under the policy would be $50 million. This insurance is renewed on an annual basis. Pursuant to the foregoing approvals, we carry directors’ and officers’ liability insurance.

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

•

a provision authorizing the company to indemnify an officer or director for future events with respect to reasonable litigation expenses, including counsel fees, incurred by an officer or director in which he is ordered to pay by a court, in proceedings that the company institutes against him or instituted on behalf of the company or by another person, or in a criminal charge of which he was acquitted, or a criminal charge in which he was convicted of a criminal offense that does not require proof of criminal intent;

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

•	a provision authorizing the company to indemnify an officer or director retroactively.

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

As part of the indemnification letters, we exempted our directors and officers, in advance, to the extent permitted by law, from any liability for any damage incurred by them, either directly or indirectly, due to the breach of an officer’s or director’s duty of care vis-à-vis us, within his acts in his capacity as an officer or director. The letter provides that so long as not permitted by law, we do not exempt an officer or director in advance from his liability to us for a breach of the duty of care upon distribution, to the extent applicable to the officer or director, if any. The letter also exempts an officer or director from any liability for any damage incurred by him, either directly or indirectly, due to the breach of the officer or director’s duty of care vis-à-vis us, by his acts in his capacity as an officer or director prior to the letter of exemption and indemnification becoming effective.

D.           Employees

As of December 31, 2017, we had 74 employees, of which fourteen employees provide services in Israel and sixty in the U.S. In addition, we also received services from twenty consultants, of which three provide services in Israel, eleven in the U.S., five in Canada and one in Belgium.

	As of December 31,
	2015		2016		2017
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management and administration	11	2	11	4	12	—
Research and development	1	11	2	10	2	17
Commercial operations	—	—	—	—	60	3

While none of our employees are party to a collective bargaining agreement, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by order of the Israel Ministry of Labor. These provisions primarily concern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

E.          Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of February 21, 2018, of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 213,439,434 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of February 21, 2018. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person.  None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class
Directors
Dr. Kenneth Reed (1)	5,359,300	2.51%
Dr. Shmuel Cabilly (2)	5,338,268	2.50%
Dan Suesskind (3)	1,239,100	*
Eric Swenden (4)	1,050,340	*
Ofer Tsimchi (5)	410,000	*
Nicolas A. Weinstein (6)	300,130	*
Rick D. Scruggs (7)	125,000	*
Nurit Benjamini (8)	125,000	*
Executive officers
Dror Ben-Asher (9)	5,066,280	2.35%
Reza Fathi, Ph.D. (10)	1.638,750	*
Adi Frish (11)	1,148,750	*
Gilead Raday (12)	880,460	*
Guy Goldberg (13)	768,750	*
Micha Ben Chorin (14)	212,500	*
All directors and executive officers as a group (14 persons)	23,662,628	10.71%

*Less than 1.0%

(1)

Includes options to purchase 235,000 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $1.09 and $1.48 per share, and the options expire between 2020 and 2024.

(2)

Includes options to purchase 295,000 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $1.09 and $1.48 per share, and the options expire between 2021 and 2024.

(3)

Includes options to purchase 235,000 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $1.09 and $1.48 per share, and the options expire between 2020 and 2024.

(4)

Includes options to purchase 141,250 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $1.09 and $1.48 per share, and the options expire between 2020 and 2024.

(5)

Includes options to purchase 410,000 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $1.05 and $1.48 per share, and the options expire between 2018 and 2024.

(6)	Includes options to purchase 20,000 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options is $1.09 per share, and the options expire in 2024.
(7)

Includes options to purchase 125,000 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $1.09 and $1.28 per share, and the options expire between 2023 and 2024.

(8)

Includes options to purchase 125,000 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $1.09 and $1.28 per share, and the options expire between 2023 and 2024.

(9)

Includes options to purchase 1,781,250 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $0.72 and $1.48 per share, and the options expire between 2019 and 2024. Does not include options to purchase 1,540,000 Ordinary Shares at an exercise price of $0.75 per Ordinary Share, the allocation of which is subject to approval of our shareholders, which would replace options to acquire the same number of Ordinary Shares previously held by Mr. Ben-Asher which had an exercise price of $0.5 per Ordinary Share and an expiration date in February 2018.  This allocation of options has been approved by our compensation committee and board of directors which also approved the extension of options held by other optionees whose options were expiring in February 2018 and whose extended options will have the same terms as Mr. Ben-Asher’s options. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(10)

Includes options to purchase 1,368,750 Ordinary exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $0.75 and $1.56 per share, and the options expire between 2019 and 2024. See "Item

5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.
(11)

Includes options to purchase 968,750 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $0.75 and $1.56 per share, and the options expire between 2019 and 2024.

(12)

Includes options to purchase 880,460 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $0.75 and $1.56 per share, and the options expire between 2019 and 2024.

(13)

Includes options to purchase 768,750 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $0.7 and $1.56 per share, and the options expire between 2019 and 2024.

(14)

Includes options to purchase 212,500 Ordinary Shares exercisable within 60 days of February 21, 2018. The exercise price of these options ranges between $1.08 and $1.41 per share, and the options expire between 2023 and 2024.

Award Plans

2010 Award Plan

In 2010, we adopted the RedHill Biopharma Ltd. 2010 Option Plan (later amended and restated as the 2010 Award Plan). The 2010 Award Plan provides for the granting of ordinary shares, ADSs, stock options under various tax regimes in Israel and the U.S., restricted shares, and other share-based awards to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The 2010 Award Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable laws. As of February 21, 2018, there were 25,101,798 Ordinary Shares issuable upon the exercise of outstanding awards under the 2010 Award Plan. See footnote (6) to “- E. Share Ownership” above for description of an allocation of options to Mr. Ben Asher which is subject to shareholder approval.

Administration of Our 2010 Award Plan

Our 2010 Award Plan is administered by our compensation committee regarding the granting of awards and the terms of awards grants, including the exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options granted under the 2010 Award Plan to eligible Israeli employees, directors and officers are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the options or the Ordinary Shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such options were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the trustee to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. See “Item 10. Additional Information – E. Taxation – Israeli Tax Considerations.”

Options granted under 2010 Award Plan as amended generally vest over a period of 4 years and expire seven (7) years after the grant date. The 2010 Award Plan, however, permits options to have a term of up to 10 years. If we terminate a grantee for cause (as such term is defined in the 2010 Award Plan) the right to exercise all the options granted to the grantee, the grantee’s vested and unvested options will expire immediately, on the earlier of:

•	termination of the engagement; or
•	the date of the notice of the termination of the engagement.

Upon termination of employment for any other reason, other than in the event of death, disability, retirement after the age of 60, a merger or other change of control approved by the board of directors, or for cause, all unvested options will expire and all vested options will generally be exercisable for 90 days following termination, or such other period as determined by the plan administrator, subject to the terms of the 2010 Award Plan and the governing option agreement.

Upon termination in the event of a merger or other change of control approved by the board of directors, the grantee will be entitled at the time of termination to full acceleration of all the options granted prior to the event.

Under our 2010 Award Plan, as amended, in the event any person, entity or group that was not an interested party at the time of our initial public offering on the TASE becoming a controlling shareholder, all options granted by us under the plan will be accelerated, so that the grantee will be entitled to exercise all of those options. A “controlling shareholder” in this paragraph is a controlling shareholder, as defined in the Israel Securities Law, 1968. An “interested party” is defined in the Securities Law and includes, among others:

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

Upon termination of employment due to death or disability, or retirement after the age of 60, subject to the board of directors’ approval, all the vested options at the time of termination will be exercisable for 24 months, or such other period as determined by the plan administrator, subject to the terms of the 2010 Award Plan and the governing option agreement.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of February 21, 2018, by each person or entity known to beneficially own 5.0% or more of our outstanding Ordinary Shares. The information with respect to beneficial ownership of the Ordinary Shares is given based on information reported in such shareholder's Schedule 13G, and if no Schedule 13G was filed, based on the information provided to us by the shareholders.

The information in this table is based on 213,439,494 Ordinary Shares outstanding as of such date. In determining the number of Ordinary Shares beneficially owned by a person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any Ordinary Shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of February 21, 2018. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of Ordinary Shares.

	Number of Shares Beneficially Held		Percent of Outstanding Equity
EMC2 Fund Ltd. (1)	22,223,950	(2)	10.41%
683 Capital Partners, LP (3)	14,090,370		6.60%

(1)

EMC2 holds the ADSs and warrants to purchase ADSs. The address of EMC2 is Bayside Executive Park, Building No. 1, West Bay Street, PO Box SP-63131, Nassau, the Bahamas.  Based on information provided to us, EMC2 is controlled by Banque Pictet & Cie SA.

(2)

Includes warrants to purchase 731,708 ADSs with an exercise price of $13.33 and an expiration date of December 26, 2019, purchased by EMC2 in a registered direct offering that closed on December 27, 2016. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(3)

683 Capital Partners, LP, a Delaware limited partnership, holds ADSs. Based on information filed with the SEC, 683 Capital Management, LLC, a Delaware limited liability company, is the investment manager of 683 Capital Partners, LP. The principal business address of each of 683 Capital Partners, LP and 683 Capital Management, LLC is 3 Columbus Circle, Suite 2205, New York, NY 10019.

On February 8, 2018, 14,579,925 ADSs (equivalent to 145,799,250 Ordinary Shares, or approximately 68% of our total issued and outstanding Ordinary Shares), were held of record by three record holders in the U.S., of which one holder had a U.S. address. As of February 21, 2018, there was one shareholder of record of our Ordinary Shares who was located in

Israel. The number of record holders is not representative of the number of beneficial holders of our ADSs or Ordinary Shares at all because many of the ADSs and Ordinary Shares are held by brokers or other nominees.

B.          Related Party Transactions

November 2017 Public Offering

In our underwritten public offering which closed on November 13, 2017, (i) Mr. Eric Swenden, one of our directors, purchased 90,909 ADSs, (ii) Dr. Shmuel Cabilly, one of our directors, purchased 90,909 ADSs, and (iii) Mr. Nicolas Weinstein, one of our directors, purchased 27,272 ADSs. The terms of the issuance, as well as the discount received by the underwriters for these shares, were the same as those offered to the public. For more information on the underwritten public offering, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources".

December 2016 Public Offering

In our underwritten public offering which closed on December 27, 2016, Mr. Eric Swenden, one of our directors, purchased 95,000 ADSs and warrants to purchase 47,500 ADSs. The terms of the issuance, as well as the discount received by the underwriters for these shares, were the same as those offered to the public. In a concurrent registered direct offering, EMC2 purchased 1,463,415 ADSs and warrants to purchase 731,708 ADSs at the same price as the public offering price.  For more information on the underwritten public offering, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources".

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.          Financial Statements and Other Financial Information

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

From time to time, we may become a party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any significant legal proceedings.

Dividend Policy

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends. We currently intend to reinvest any future earnings, if any, in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, if any, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant.

B.          Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2017.

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

	NIS		U.S.$
	Price per Ordinary Share		Price per Ordinary Share
Annual Data	High	Low	High	Low
2017	4.16	1.59	1.08	0.45
2016	6.05	3.32	1.58	0.86
2015	7.80	4.34	2.03	1.12
2014	6.80	3.00	1.96	0.78
2013	4.29	3.23	1.15	0.92

Quarterly Data
2018
First quarter (through February 21, 2018)	2.27	1.76	0.66	0.51
2017
Fourth quarter	3.80	1.59	1.07	0.45
Third quarter	3.75	2.85	1.05	0.81
Second quarter	3.79	3.00	1.04	0.86
First quarter	4.16	3.38	1.08	0.92
2016
Fourth quarter	5.51	3.73	1.45	0.98
Third quarter	6.05	4.21	1.58	1.09
Second quarter	5.30	3.90	1.41	1.41
First quarter	5.14	3.32	1.31	0.86

Most Recent Six Months Data
February 2018 (through February 21, 2018)	2.11	1.94	0.61	0.56
January 2018	2.27	1.76	0.66	0.51
December 2017	1.80	1.59	0.52	0.45
November 2017	3.16	1.76	0.90	0.50
October 2017	3.80	3.04	1.07	0.87
September 2017	3.33	2.85	0.94	0.81
August 2017	3.27	3.00	0.9	0.83

On February 21, 2018, the last reported closing price of our Ordinary Shares on the TASE was NIS 2.11 per share, or $0.60 per share (based on the exchange rate reported by the Bank of Israel for such date). On February 21, 2018, the exchange rate of the NIS to the U.S. dollar was $1.00 = NIS 3.501, as reported by the Bank of Israel.

ADSs

Our ADSs have been trading on the NASDAQ Capital Market under the symbol “RDHL” since December 27, 2012.

The following table sets forth, for the periods indicated, the reported high and low closing prices of our ADSs on the NASDAQ Capital Market in U.S. dollars.

	U.S.$
	Price per ADS
	High	Low
Annual Data
2017	10.88	4.58
2016	16.29	8.21
2015	19.79	11.05
2014	19.20	8.03
2013	13.60	8.31

Quarterly Data
2018
First quarter (through February 21, 2018)	6.84	5.13

2017
Fourth quarter	10.81	4.58
Third quarter	10.81	8.18
Second quarter	10.38	8.44
First quarter	10.88	9.30

2016
Fourth quarter	14.47	9.65
Third quarter	16.29	10.80
Second quarter	13.79	10.00
First quarter	12.61	8.21

Most Recent Six Months Data
February 2018 (through February 21, 2018)	6.26	5.57
January 2018	6.84	5.13
December 2017	5.14	4.58
November 2017	8.90	4.95
October 2017	10.81	8.71
September 2017	10.81	8.25
August 2017	9.30	8.36

On February 21, 2018, the last reported price of our ADSs on the NASDAQ Capital Market was 6.26 per ADS.

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

B.          Memorandum and Articles of Association

Securities Registers

The transfer agent and registrar for our ADSs is The Bank of New York Mellon, and its address is 101 Barclay Street, New York, NY.

Objects and Purposes

According to Section 4 of our articles of association, we shall engage in any legal business. Our number with the Israeli Registrar of Companies is 514304005.

Private Placements

Under the Israeli Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle investors to receive 20% or more of the voting rights of a company as calculated before the private placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of a substantial shareholder will increase or as a result of it a person will become a substantial shareholder, then, in either case, the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” is defined as a shareholder who holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be on “market terms” the board of directors has to determine, on the basis of detailed explanation, that the private placement is on market terms, unless proven otherwise.

Board of Directors

Under our articles of association, resolutions by the board of directors are decided by a majority of votes of the directors present, or participating, in the case of voting by media, and voting, each director having one vote.

In addition, the Israeli Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the compensation or audit committee and by the board of directors itself. Those transactions that require such approval pursuant to a company’s articles of association must be approved by its board of directors. In certain circumstances, compensation or audit committee and shareholder approval are also required. See “Item 6. Directors, Senior Management and Employees – C. Board Practices”.

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

Our articles of association provide that, subject to the Israeli Companies Law, all actions executed in good faith by the board of directors or by a committee thereof or by any person acting as a director or a member of a committee of the board of directors, will be deemed to be valid even if, after their execution, it is discovered that there was a flaw in the appointment of these persons or that any one of these persons was disqualified from serving in his or her office.

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

Notices. Under the Israeli Companies Law and our articles of association, we are required to publish notices in two Hebrew-language daily newspapers or our website at least 21 calendar days’ prior notice of a shareholders’ meeting. However, under regulations promulgated under the Israeli Companies Law, we are required to publish a notice in two daily newspapers at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Regulations under the Israeli Companies Law exempt companies whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Israeli Companies Law. An amendment to these regulations exempts us from the requirements of the Israeli proxy regulation, under certain circumstances.

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

Election of Directors.  The number of directors on the board of directors shall be no less than five and no more than eleven, including any external directors whose appointment is required by law. The general meeting is entitled, at any time and from time to time, in a resolution approved by a majority of 75% or more of the votes cast by those shareholders present and voting at the meeting in person, by proxy or by a voting instrument, not taking into consideration abstaining votes, to change the minimum or maximum number of directors as stated above as well as to amend the board classification under our Articles. A simple majority shareholder vote is required to elect a director for a term of less than three years. For more information, please see “Item 6. Directors, Senior Management and Employees – C. Board Practices – Appointment of Directors and Terms of Office”.

Dividend and Liquidation Rights. Our profits, in respect of which a resolution was passed to distribute them as a dividend or bonus shares, are to be paid pro rata to the amount paid or credited as paid on account of the nominal value of shares held by the shareholders. In the event of our liquidation, the liquidator may, with the general meeting’s approval, distribute parts of our property in specie among the shareholders and he may, with similar approval, deposit any part of our property with trustees in favor of the shareholders as the liquidator, with the approval mentioned above deems fit.

Voting, Shareholders’ Meetings and Resolutions. Holders of Ordinary Shares are entitled to one vote for each Ordinary Share held on all matters submitted to a vote of shareholders. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, or who has sent us a voting instrument indicating the way in which he is voting, who hold or represent, in the aggregate, at least 25% of the voting rights of our outstanding share capital. A meeting adjourned for lack of a quorum is adjourned to the following day at the same time and place or any time and place as prescribed by the board of directors in the notice to the shareholders. At the reconvened meeting one shareholder at least, present in person or by proxy constitutes a quorum except where such meeting was called at the demand of shareholders. With the agreement of a meeting at which a quorum is present, the chairman may, and on the demand of the meeting he must, adjourn the meeting from time to time and from place to place, as the meeting resolves. Annual general meetings of shareholders are held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. The board of directors may call special general meetings of shareholders. The Israeli Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, whichever is the lower, or by shareholders holding at least 5% of our issued share capital and at least 1% of the voting rights, or of shareholders holding at least 5% of our voting rights.

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

Similarly, the Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control (See “Management – Audit Committee – Approval of Transactions with Related Parties” for a definition of means of control) of the other party to the merger or anyone on their behalf including their relatives (See “Management – External Directors – Qualifications of External Directors” for a definition of relatives) or corporations controlled by any of them, vote against the merger.

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

Anti-takeover Measures

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than Ordinary Shares. In the future, if we do create and issue a class of shares other than Ordinary Shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their Ordinary Shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shares represented and voting at a general meeting.  Shareholders voting at such a meeting will be subject to the restrictions under the Israeli Companies Law described in “– Voting”. In addition, provisions of our articles of our association relating to the election of our directors for terms of three years make it more difficult for a third party to effect a change in control or takeover attempt that our management and board of directors oppose.  See “Item 6.  Directors, Senior Management and Employees – C.   Board Practices – Appointment of Directors and Terms of Officers”.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% for the 2017 tax year (to be reduced to 23% in 2018 and thereafter).

Taxation of Shareholders

Capital Gains

Capital gains tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax.

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

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (24% in 2017, to be reduced to 23% in 2018 and thereafter), and a marginal tax rate of up to 50% in 2017 for individuals, including an excess tax (as discussed below).

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

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return need not be filed, and no advance payment must be paid. Capital gains are also reportable on annual income tax returns.

Dividends

Dividends distributed by a company to a shareholder who is an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally be exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year ((NIS 640,000 for 2017 and thereafter linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% in 2017 and thereafter on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Foreign Exchange Regulations

Non-residents of Israel who hold our Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated and may be restored at any time by administrative action.

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

This summary does not address tax considerations applicable to a holder of our Ordinary Shares or ADSs that may be subject to special tax rules including, without limitation, the following:

•	dealers or traders in securities, currencies or notional principal contracts;
•	financial institutions;
•	insurance companies;
•	real estate investment trusts;
•	banks;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	traders that have elected mark-to-market accounting;
•	investors that hold Ordinary Shares or ADSs as part of a “straddle”, “hedge”, or “conversion transaction” with other investments;
•	regulated investment companies;
•	persons that actually or constructively own 10 percent or more of our voting shares;
•	persons that are treated as partnerships or other pass-through entities for U.S. federal income purposes and persons who hold the Shares through partnerships or other pass-through entities; and
•	persons whose functional currency is not the U.S. dollars.

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

For purposes of the above calculations, if a non-U.S. corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received a proportionate share of the income of such other corporation directly. Passive income generally includes dividends, interest, rents, royalties and capital gains, but generally excludes rents and royalties which are derived in the active conduct of a trade or business and which are received from a person other than a related person.

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

The mark-to-market election is available only for “marketable stock,” which is a stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or another market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on the NASDAQ Capital Market and, accordingly, provided the ADSs are regularly traded, if you are a holder of ADSs, the mark-to-market election would be available to you if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. A U.S. Holder should consult its own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers, and under those requirements, we file reports with the SEC. Those other reports or other information may be inspected without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

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

Risk of Interest Rate Fluctuation and Credit Exposure Risk

At present, our credit and interest risk arise from cash and cash equivalents, deposits with banks and a portfolio of corporate bonds as well as accounts receivable. A substantial portion of our liquid instruments is invested in short-term deposits and corporate bonds in highly-rated institutions.

We estimate that because the liquid instruments are invested mainly for the short-term and with highly-rated institutions, the credit and interest risk associated with these balances is low. The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments.

Market Price Risk

We may be exposed to market price risk because of investments in tradable securities, mainly corporate bonds, held by us and classified in our financial statements on as financial assets at fair value through profit or loss. To manage the price risk arising from investments in tradable securities, we invest in marketable securities with high ratings and diversify our investment portfolio.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the NIS and other currencies. Although the U.S. dollar is our functional currency and reporting currency, a portion of our expenses is denominated in NIS and in Euro. Our NIS expenses consist principally of payments to employees or service providers and office-related expenses in Israel. Our Euro expenses consist primarily of payments to vendors related to our therapeutic candidates. We also hold short-term investments in currencies other than the U.S. dollar. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. If the U.S. dollar fluctuates significantly against the NIS, it may have a negative impact on our results of operations. We manage our foreign exchange risk by aligning the currencies for holding short-term investments with the currencies of expected expenses, based on our expected cash flows.

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

(A)          Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate on our assets and liabilities as of December 31, 2017:

	Income (loss) from			Income (loss) from
	change in exchange		Value	change in exchange
	rate (U.S. dollars		(U.S. dollars	rate (U.S. dollars
Sensitive instrument	in thousands)		in thousands)	in thousands)
	Down	Down		Up	Up
	2%	5%		5%	2%
Cash and cash equivalents	15	39	16,455	(39)	(15)
Bank deposits	4	11	13,163	(11)	(4)
Accounts receivable (except prepaid expenses)	4	10	3,290	(10)	(4)
Accounts payable and accrued expenses	(1)	(3)	(10,830)	3	1
Total loss	22	56		(56)	(22)

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.          Warrants and Rights

Not applicable.

C.          Other Securities

Not applicable.

D.          American Depositary Shares

Each of the American Depositary Shares, or ADSs, represents 10 Ordinary Shares. The ADSs trade on The NASDAQ Capital Market.

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

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Shareholders must pay:		For:
$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)	•	Issuance of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per American Depositary Share	•	Any cash distribution to American Depositary Shareholders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of American Depositary Shares	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to American Depositary Shareholders
$0.05 (or less) per American Depositary Shares per calendar year	•	Depositary services
Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any American Depositary Share or share underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes

	•	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of American Depositary Shares directly from investors depositing shares or surrendering American Depositary Shares for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us or share its revenue with us from the fees collected from American Depositary Shareholders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the American Depositary Share program.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective at such reasonable assurance level.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

(c)           Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)           Changes in Internal Control Over Financial Reporting

During 2017, the Company established a new subsidiary, RedHill Biopharma Inc. in the U.S. Our management also assessed the effectiveness of our internal control over the processes in RedHill Biopharma Inc. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2017	2016
	(U.S. dollars in thousands)
Audit (1)	115	122
Audit-related services (2)	47	64
Tax (3)	33	—
Total	195	186

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related services related to work regarding prospectus supplements and ongoing consultation.
(3)	Tax fees relate to tax compliance, planning and advice.

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

ITEM 16G.          CORPORATE GOVERNANCE

NASDAQ Stock Listing Rules and Home Country Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of NASDAQ Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to the following items:

•

Shareholder Approval - We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Israeli Companies Law, which are different from the shareholder approval requirements of the NASDAQ Listing Rules. The NASDAQ Listing Rules require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans and arrangements, issuances that will result in a change of control of a company, certain transactions other than a public offering involving issuances of 20% or more of the shares or voting power in a company, and certain acquisitions of the stock or assets of another company involving issuances of 20% or more of the shares or voting power in a company or if any director, officer or holder of 5% or more of the shares or voting power of the company has a 5% or greater interest in the company or assets to be acquired or consideration to be paid and the transaction could result in an increase in the outstanding common shares or voting power by 5% or more;

•

Under the Israeli Companies Law, shareholder approval is required for any transaction, including any grant of equity-based compensation, to a director or a controlling shareholder, but is not generally required to establish or amend an equity-based compensation plan. Similarly, shareholder approval is required for a private placement that is deemed an “extraordinary private placement” or that involves a director or controlling shareholder. A “extraordinary private placement” is a private placement in which a company issues securities representing 20% or more of its voting rights prior to the issuance and the consideration received pursuant to such issuance is not comprised, in whole or in part, solely of cash or securities registered for trade on an exchange or which is not made pursuant to market conditions, and as a result of which the shareholdings of a 5% holder of the shares or voting rights of the company  increases or as a result of which a person will become a holder of 5% of the shares or voting rights of the company or a controlling shareholder after the issuance;

•

Quorum - As permitted under the Israeli Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and at an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules; and

•

Nominations Committee - As permitted by the Israeli Companies Law, our board of directors selects director nominees subject to the terms of our articles of association which provide that incumbent directors are re-nominated for additional terms. Directors are not selected, or recommended for board of director selection, by independent directors constituting a majority of the board's independent directors or by a nominations committee comprised solely of independent directors as required by the NASDAQ Listing Rules.

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

ITEM 19.             EXHIBITS

See Exhibit Index on page 136.

Glossary of Terms

Certain standards and other terms that are used in this Annual Report are defined below:

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

FDA – United States Food and Drug Administration.

FDCA –  Federal Food, Drug, and Cosmetic Act of 1938, as amended.

GCP - Good Clinical Practices - requirements for the conduct of research involving human subjects.

GERD -  gastroesophageal reflux disease.

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

MAA - Marketing Authorization Application - the equivalent European Union (EU) process to the U.S. new drug application (NDA – see below) process. It is an application submitted by a drug sponsor seeking permission to bring a newly-developed medicinal product to the market. An MAA may be filed with the European Medicines Agency (EMA)

or one or more Member States, depending on the applicable and selected procedure: centralized, mutual recognition or decentralized.

Mycobacterium avium subspecies paratuberculosis (MAP) - an obligate pathogenic bacterium in the genus Mycobacterium. MAP is the causative agent of Johne’s disease, a chronic granulomatous ileitis occurring mainly in ruminants. MAP has been suspected as the cause of Crohn disease in humans.

NDA - New Drug Application - an application by drug sponsors to the Food and Drug Administration (FDA) for approval of a new pharmaceutical for sale and marketing in the U.S.

NTM -  Nontuberculous Mycobacteria– a class of Mycobacteria also known as environmental mycobacteria, atypical mycobacteria and mycobacteria other than tuberculosis (MOTT).

Ondansetron - a drug in a class of medications called serotonin 5-HT3 receptor antagonists. Ondansetron works by blocking the action of serotonin, a natural substance that may cause nausea and vomiting.

Orphan Drug Designation - the designation of Orphan Drug Designation to drugs that are in the process of development for the treatment of rare diseases, affecting fewer than 200,000 people in the United States. This status provides tax reductions and the exclusive rights to the cure for a specific condition for a period of seven years post-approval.

PK - pharmacokinetics -  the study of the absorption, distribution, metabolism, and excretion of drugs in the body.

QIDP - Qualified Infectious Disease Product -  designation granted under the FDA’s Generating Antibiotic Incentives Now Act, which is intended to encourage the development of new antibiotic drugs for the treatment of serious or life-threatening infections that have the potential to pose a serious threat to public health.

Sphingosine kinase-2 (SK2)  - an enzyme catalyzes the phosphorylation of sphingosine to generate sphingosine 1-phosphate.  There are two isotypes of sphingosine enzyme, SK1 and SK2. Both isotypes have a key role in a variety of disease, including the development of a range of solid tumors and are promising anti-cancer therapeutic targets.

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

REDHILL BIOPHARMA LTD.

2017 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

REDHILL BIOPHARMA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of RedHill Biopharma Ltd. and its subsidiary (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management and board of directors.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited We have served as the Company's auditor since 2010.	Tel-Aviv, Israel February 21, 2018

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31
	Note	2017	2016	2015
		U.S. dollars in thousands
NET REVENUES	17	4,007	101	3
COST OF REVENUES		2,126	—	—
GROSS PROFIT		1,881	101	3
RESEARCH AND DEVELOPMENT EXPENSES, net	18	32,969	25,241	17,771
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	19	12,014	*1,555	*1,386
GENERAL AND ADMINISTRATIVE EXPENSES	20	8,025	*3,848	*2,748
OTHER EXPENSES	9	845	—	100
OPERATING LOSS		51,972	30,543	22,002
FINANCIAL INCOME		6,505	1,548	1,124
FINANCIAL EXPENSES		77	375	212
FINANCIAL INCOME, net	21	(6,428)	(1,173)	(912)

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		45,544	29,370	21,090
LOSS PER ORDINARY SHARE (U.S. dollars):	23
Basic		0.26	0.23	0.19
Diluted		0.26	0.24	0.19

*Reclassified to conform to the current year presentation.

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2017	2016
		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	16,455	53,786
Bank deposits	5	13,163	55
Financial assets at fair value through profit or loss	6	16,587	12,313
Trade receivables		1,528	*99
Prepaid expenses and other receivables	7	3,290	*1,562
Inventory		653	—
		51,676	67,815
NON-CURRENT ASSETS:
Bank deposits		152	137
Fixed assets	8	230	165
Intangible assets	9	5,285	6,095
		5,667	6,397
TOTAL ASSETS		57,343	74,212

CURRENT LIABILITIES:
Accounts payable		4,805	*60
Accrued expenses and other current liabilities	11	6,025	*3,296
Payable in respect of intangible asset purchase	12a(5)	1,000	2,000
		11,830	5,356

NON-CURRENT LIABILITIES:
Derivative financial instruments	15	448	6,155
TOTAL LIABILITIES		12,278	11,511

COMMITMENTS	12

EQUITY:	14
Ordinary shares		575	441
Additional paid-in capital		177,434	150,838
Warrants		—	1,057
Accumulated deficit		(132,944)	(89,635)
TOTAL EQUITY		45,065	62,701

TOTAL LIABILITIES AND EQUITY		57,343	74,212

*Reclassified to conform to the current year presentation.

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2015	240	65,461	1,528	(42,218)	25,011
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015:
Share-based compensation to employees and service providers	—	—	—	1,364	1,364
Exercise of options into ordinary shares	*	108	—	—	108
Issuance of ordinary shares, net of expenses	103	54,581	—	—	54,684
Warrants expiration	—	471	(471)	—	—
Comprehensive loss	—	—	—	(21,090)	(21,090)
BALANCE AT DECEMBER 31, 2015	343	120,621	1,057	(61,944)	60,077

BALANCE AT JANUARY 1, 2016	343	120,621	1,057	(61,944)	60,077
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016:
Share-based compensation to employees and service providers	—	—	—	1,679	1,679
Issuance of ordinary shares, net of expenses	96	29,956	—	—	30,052
Exercise of options into ordinary shares	2	261	—	—	263
Comprehensive loss	—	—	—	(29,370)	(29,370)
BALANCE AT DECEMBER 31, 2016	441	150,838	1,057	(89,635)	62,701

BALANCE AT JANUARY 1, 2017	441	150,838	1,057	(89,635)	62,701
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Share-based compensation to employees and service providers	—	—	—	2,235	2,235
Issuance of ordinary shares, net of expenses	119	22,097		—	22,216
Exercise of warrants and options into ordinary shares	15	3,442	—	—	3,457
Warrants expiration	—	1,057	(1,057)	—	—
Comprehensive loss	—	—	—	(45,544)	(45,544)
BALANCE AT DECEMBER 31, 2017	575	177,434	—	(132,944)	45,065

*Represents amounts of less than $1 thousand.

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2017	2016	2015
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(45,544)	(29,370)	(21,090)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	2,235	1,679	1,364
Depreciation	81	44	36
Write-off of intangible assets	845	—	100
Fair value adjustments on derivative financial instruments	(5,687)	(1,152)	(888)
Fair value losses (gains) on financial assets at fair value through profit or loss	127	(67)	—
Revaluation of bank deposits	(123)	(274)	(69)
Issuance costs in respect of warrants	—	368	—
Exchange differences in respect of cash and cash equivalents	(367)	(39)	150
	(2,889)	559	693
Changes in assets and liability items:
Decrease (increase) in trade receivables	(1,429)	*99	—
Decrease (increase) in prepaid expenses and other receivables	(1,728)	*612	702
Increase in inventory	(653)	—	—
Increase (decrease) in accounts payable	4,745	*(60)	*153
Increase (decrease) in accrued expenses	2,729	*(98)	*1,716
	3,664	553	2,571
Net cash used in operating activities	(44,769)	(28,258)	(17,826)
INVESTING ACTIVITIES:
Purchase of fixed assets	(146)	(85)	(14)
Purchase of intangible assets	(1,035)	(35)	(1,620)
Change in investment in current bank deposits	(13,000)	36,838	(29,500)
Purchase of non-current bank deposits	—	—	(58)
Purchase of financial assets at fair value through profit or loss	(21,923)	(12,246)	—
Proceeds from sale of financial assets at fair value through profit or loss	17,522	—	—
Maturity of non-current bank deposits	—	—	10,000
Net cash provided by (used in) investing activities	(18,582)	24,472	(21,192)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of expenses	22,216	35,754	54,684
Exercise of warrants and options into ordinary shares, net of expenses	3,437	263	108
Net cash provided by financing activities	25,653	36,017	54,792
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(37,698)	32,231	15,774
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	367	39	(150)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	53,786	21,516	5,892
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	16,455	53,786	21,516
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	469	408	236
Supplementary information on investing activities not involving cash flows - Purchase of intangible assets	—	—	1,925

*Reclassified to conform to the current year presentation.

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDESED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.    General

RedHill Biopharma Ltd. (the “Company”), incorporated in Israel on August 3, 2009, together with its recently established wholly-owned subsidiary RedHill Biopharma Inc. incorporated in Delaware on January 19, 2017, is a specialty biopharmaceutical company, primarily focused on late clinical-stage development and commercialization of proprietary and in-licensed or acquired drugs for gastrointestinal (“GI”) diseases and cancer.

In February 2011, the Company listed its securities on the Tel-Aviv Stock Exchange (“TASE”) and since December 2012, the Company’s American Depositary Shares (“ADSs”) have been listed on the NASDAQ Capital Market (“NASDAQ”).

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

The Company is primarily engaged in the research and development of its therapeutic candidates and, since January 2017, has pursued its commercial activities in the U.S. through RedHill Biopharma Inc. To date the Company has out-licensed on an exclusive worldwide basis only one of its therapeutic candidates and has generated only approximately $4 million revenues from its commercial operations. Accordingly, there is no assurance that the Company’s business will generate sustainable positive cash flows. Through December 31, 2017, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities.

The Company plans to further fund its future operations through commercialization and out-licensing or selling and marketing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through the sale of equity, debt or through other financing that does not cause dilution to our shareholders. The Company’s current cash resources are not sufficient to complete the research and development of all of the Company’s therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

If the Company is unable to out-license, sell or commercialize its therapeutic candidates, generate sufficient and sustainable revenues from its commercial operations, or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development or commercialization programs, any of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

b.    Approval of financial statements

These financial statements were approved by the Board of Directors on February 21, 2018.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.    Basis for presentation of the financial statements

The consolidated financial statements of the Company as of December 31, 2017 and 2016 and for each of the three years for the period ended on December 31, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The significant accounting policies described below have been applied consistently in relation to all the periods presented, unless otherwise stated.

The consolidated financial statements have been prepared under the historical cost convention, subject to adjustments in respect of revaluation of financial assets and financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3. Actual results could differ significantly from those estimates and assumptions.

b.    Translation of foreign currency balances and transactions

1)    Functional and presentation currency

Items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the Company operates (the “Functional Currency”). The consolidated financial statements are presented in U.S. dollars (“$”), which is the Company’s functional and presentation currency.

2)   Transactions and balances

Foreign currency transactions in currencies different from the Functional Currency (hereafter foreign currency, mostly New Israeli Shekels (“NIS”)) are translated into the Functional Currency using the exchange rates at the dates of the transactions.  Foreign exchange differences resulting from the settlement of such transactions and from the translation of period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recorded in the Statements of Comprehensive Loss under Financing Income or Financial Expenses.

c.    Principles of consolidation

Commencing 2017, the Company’s consolidated financial statements include the accounts of the Company and its subsidiary. All material intercompany balances and transactions have been eliminated upon consolidation.

d.    Cash and cash equivalents

Cash and cash equivalents include cash on hand and unrestricted short-term bank deposits with maturities of three months or less.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

e.    Trade receivables

Trade receivables are recognized initially at fair value. Subsequent to the initial recognition, they are measured at amortized cost using the effective interest rate method, less any impairment loss.

f.   Inventory

The Company’s inventory represents items that are available for commercial sale. The inventory is stated at the lower of cost or net realizable value with cost determined using the first-in, first-out method. The Company recognized an amount of $0.8 million in inventory cost as part of cost of revenues during the year ended December 31, 2017.

The Company continually evaluates inventory for potential loss due to excess quantity or obsolete or slow-moving inventory by comparing sales history and sales projections to the inventory on hand. When evidence indicates that the carrying value of a product may not be recoverable, a charge is recorded to reduce the inventory to its current net realizable value.

g.    Fixed assets

Fixed assets items are initially recognized at acquisition cost. Fixed assets items are stated at cost less accumulated depreciation.

Depreciation is computed by the straight-line method, to reduce the cost of fixed assets to their residual value over their estimated useful lives as follows:

%
Computers equipment	33
Office furniture and equipment	8-15

Leasehold improvements are depreciated by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

h.    Research and development

1)    Research and development assets acquired by the Company, the development of which has not yet been completed, are stated at cost and are not amortized. These assets are tested for impairment once a year. At the time these assets will be available for use, they will be amortized by the straight-line method over their useful lives.

2)    Research and development expenses are charged to profit or loss as incurred. An intangible asset arising from the development of the Company’s therapeutic candidates is recognized if all of the following conditions are met:

•	it is technically feasible to complete the intangible asset so that it will be available for use;
•	management intends to complete the intangible asset and use it or sell it;
•	there is an ability to use or sell the intangible asset;
•	it can be demonstrated how the intangible asset will generate probable future economic benefits; and

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

As of December 31, 2017, the Company had not yet capitalized any development costs.

3)    Amounts paid to purchase intellectual property of therapeutic candidates are capitalized and recorded as intangible assets. Amounts due for future payment based on contractual agreements are accrued upon reaching the relevant milestones.

4)    Research and development costs for the performance of pre-clinical trials, clinical trials and manufacturing by subcontractors are recognized as expenses when incurred.

i.    Impairment of non-financial assets

Depreciable assets are tested for impairment if any events have occurred or changes in circumstances have taken place which might indicate that their carrying amounts may not be recoverable. Research and development assets, the development of which has not yet been completed, are not amortized and are tested for impairment on an annual basis.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Nonfinancial assets that were subject to impairment are reviewed for possible reversal of the impairment recognized in respect thereof at each date of the Statements of Financial Position.

j.    Financial assets

1)    Classification

The financial assets of the Company are classified into the following categories: financial assets at fair value through profit or loss, and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. The Company’s management determines the classification of its financial assets at initial recognition.

a)    Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes financial assets that are managed and their performance is evaluated on a fair value basis; thus, upon their initial recognition, these assets are designated by management at fair value through profit or loss. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as noncurrent.

b)    Loans and receivables

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the statements of financial position date (for which they are classified as noncurrent assets). The loans and receivables of the Company are included in trade receivables, prepaid expenses and other receivables, cash and cash equivalents and bank deposits in the Statements of Financial Position.

2)    Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to the Company or delivered by the Company. Investments are initially recognized at fair value plus transaction costs for all financial assets not recorded at fair value through profit or loss.

Financial assets measured at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed to profit or loss. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables are measured in subsequent periods at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the Statement of Comprehensive Loss under “Financial Expenses (Income), net”.

k.    Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less; otherwise they are presented as noncurrent liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

l.    Warrants

Receipts in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. Warrants that confer the right to net share settlement do not qualify for equity classification and are classified as derivative liabilities. See m below.

m.    Derivative financial instruments

The derivative financial instruments of the Company represent warrants.
These derivative financial instruments are carried at fair value, with changes in their fair value recognized in profit or loss. The issuance costs of such instruments are directly charged to profit or loss.

n.    Share capital

The Company’s ordinary shares are classified as the Company’s share capital. Incremental costs directly attributed to the issuance of new shares or warrants are presented under equity as a deduction from the proceeds of issuance.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

o.    Employee benefits

1)    Pension and retirement benefit obligations

In any matter related to payment of pension and severance pay to employees in Israel to be dismissed or to retire from the Company, the Company operates in accordance with labor laws.

Labor laws and agreements in Israel and the Company’s practice require the Company to pay severance pay and/or pensions to employees dismissed or retiring, in certain circumstances.

The Company has a severance pay plan in accordance with Section 14 of the Israeli Severance Pay Law with the plan treated as a defined contribution plan. According to the plan, the Company regularly makes payments to severance pay or pension funds without having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees in the plan the benefits relating to employee service in the current and prior periods. Contributions for severance pay or pension are recognized as employee benefit expenses when they are due commensurate with receipt of work services from the employee and no further provision is required in the financial statements.

The Company’s subsidiary provides, at will, benefit contributions for its employees.

2)    Vacation and recreation pay

Under Israeli law, each employee in Israel is entitled to vacation days and recreation pay, both computed on an annual basis. This entitlement is based on the period of employment.  The Company records a liability and expenses vacation and recreation pay based on the benefit accumulated by each employee.

p.   Share-based payments

The Company operates a number of equity-settled, share-based compensation plans to employees (as defined in IFRS 2 “Share-Based Payments”) and service providers. As part of the plans, the Company grants employees and service providers, from time to time and at its discretion, options to purchase Company shares. The fair value of the employee and service provider services received in exchange for the grant of the options is recognized as an expense in profit or loss and is recorded as accumulated deficit within equity. The total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) is determined by reference to the fair value of the options granted at the date of grant.

Vesting conditions are included in the assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on nonmarket vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to accumulated deficit.

When exercising options, the Company issues new shares. The proceeds, less direct attributable transaction costs, are recognized as share capital (par value) and share premium.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

q.    Revenue from contracts with customers

As of January 1, 2017, the Company early adopted IFRS 15, with full retrospective application. The adoption of IFRS 15 did not have an effect on either revenue recognized in prior periods, nor to accumulated deficits as of January 1, 2015.

IFRS 15 introduces a five-step model for recognizing revenue from contracts with customers, as follows:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to the performance obligations in the contract; and
•	recognize revenue when (or as) the entity satisfies a performance obligation.

1)    Revenues from promotional services

The Company recognizes revenue from promotional services related to Donnatal® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg as it satisfies its performance obligation over time, in an amount equal to the consideration it expects to be entitled to, taking into consideration the constraint on variable considerations stipulated in IFRS 15.

2)    Revenues from the sale of products

Principal versus agent considerations

When another party is involved in providing goods or services to a customer, the Company analyzes whether the Company acts as a principal or an agent in the transaction, based on whether the Company obtains control of the product before it is transferred to the customer, using the indicators provided in IFRS 15.

In the commercialization of EnteraGam®, the Company is determined to be the principal in the arrangement (rather than an agent of Entera Health), and therefore, revenue in the amount the Company is entitled to from its customers is recognized on a gross basis, from which royalties to Entera Health Inc. (“Entera Health”) are being accounted for in cost of revenues.

The Company recognizes revenues from the sale of EnteraGam® at a point in time when control over the product is transferred to customers.

The transaction price in these arrangements is the consideration the Company expects to be entitled to from the customer, reduced by estimates of rebates, discounts, allowances and provision for product returns, given or expected to be given, which vary by product arrangement and buying groups. These estimates have been based on actual in-market data received pre- and post- end of the accounting period

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

and have been applied to inventory held at wholesalers and pharmacies. The Company will continue to refine these estimates and methodologies over time as the breadth of in-market data increases.

3)    Revenues from out-licensing of the Company's therapeutic candidates

Revenue incurred in connection with the out-licensing of a right to use the Company’s intellectual property is recognized at a point in time when control over the license is transferred to the licensee.

The transaction price contains variable considerations contingent upon the licensee achieving certain milestones, as well as sales-based royalties, in accordance with the relevant agreement.

Revenue from achieving additional milestones is recognized only when it is highly probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone, in accordance with the relevant agreement.

Sales-based royalties are not included in the transaction price; rather they are recognized as incurred, due to the specific exception for sales-based royalties in licensing of intellectual property.

4)    Practical expedients and exemptions

The Company expenses sales commissions when incurred. These costs are recorded as selling and marketing expenses.

r.    Advertising and promotional expenses

Advertising and promotional costs include distribution of free products’ samples. These costs are recognized as an expense when incurred.

s.    Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the Statements of Comprehensive Loss on a straight-line basis over the period of the lease.

t.    Loss per ordinary share

The computation of basic loss per share is based on the Company’s loss divided by the weighted average number of ordinary shares outstanding during the period.

In calculating the diluted loss per share, the Company adds the weighted average of the number of shares to be issued to the average number of shares outstanding used to calculate the basic loss per share, assuming all shares that have a potentially dilutive effect have been exercised into shares.

u.    Deferred taxes

Deferred income tax is recognized using the liability method for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the Statements of Financial Position date and are expected to apply when the related deferred income tax asset will be realized or the deferred income tax liability will be settled. Deferred income tax

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Since the Company is unable to assess whether it will have taxable income in the foreseeable future, no deferred tax assets were recorded in these financial statements.

v.    Standards and interpretations to existing standards that are not yet in effect and have not been early adopted by the Company

International Financial Reporting Standard No. 9 “Financial Instruments” (hereafter -  IFRS 9)

IFRS 9 “Financial instruments” addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income. Furthermore, the expected credit losses model replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in the Company’s own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss.

The standard is effective for accounting periods beginning on or after January 1, 2018. The Company assessed the impact of IFRS 9 to be immaterial.

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

The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of adopting IFRS 16. The Company expects to adopt the standard using the cumulative effect approach and applying for additional reliefs as allowed by the standard’s transition provisions.

See operating lease agreements on note 12b.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

amounts of assets and liabilities within the following financial year are in respect of impairment of intangible assets.

The Company reviews once a year or when indications of impairment are present, whether research and development assets are to be impaired. See note 2i.

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

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

a.   Financial risk management:

1)           Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risks), credit and interest risks, and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s results of operations and financial position.

Risk management is performed by the Chief Financial Officer of the Company who identifies and evaluates financial risks in close cooperation with the Company’s Chief Executive Officer.

The Company’s finance department is responsible for carrying out financial risk management activities in accordance with policies approved by its board of directors. The board of directors provides general guidelines for overall financial risk management as well as policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments and investment of excess cash. In order to minimize market risk and credit risk, the Company has invested the majority of its cash balances in low-risk investments, such as (i) highly-rated bank deposits with terms of up to one-year term with exit points and (ii) a managed portfolio of selected corporate bonds, comprised of a diversified mix of highly-rated bonds. No more than 10% of the total value of the Company’s portfolio is invested in a single bond issuer.

(a)   Market risks

The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investment of some liquidity in currencies other than the U.S. dollar (i.e., the Functional Currency). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the Functional Currency of the Company been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized an additional expense of $56,,000 $78,000 and $12,000 in profit or loss for the years ended, December 31, 2017, 2016 and 2015, respectively. The foreign exchange risks associated with these balances are immaterial.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(b)   Credit and interest risks

Credit and interest risks arise from cash and cash equivalents, deposits with banks, financial assets at fair value through profit or loss, as well as receivables. A substantial portion of liquid instruments of the Company is invested in short-term deposits or corporate bonds in highly-rated banks. The Company estimates that since the liquid instruments are mainly invested for the short term and with highly-rated institutions, the credit and interest risks associated with these balances are low.

Credit risk is the risk that customers may fail to pay their debts. The Company manages credit risk by setting credit limits, performing controls and monitoring qualitative and quantitative indicators of trade receivable balances such as the period of credit taken and overdue payments. Customer credit risk also arises as a result of the concentration of the Company’s revenues with its largest customers. See also note 22b.

(c)   Liquidity risk

Prudent liquidity risk management requires maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Management monitors rolling forecasts of the Company’s liquidity reserve (comprising of cash and cash equivalents, deposits and financial assets through profit or loss). This is generally carried out based on the expected cash flow in accordance with practice and limits set by the management of the Company.

As of December 31, 2017, the Company has generated revenues from commercialization and promotional activities; however, and as no sufficient revenue from the commercial operations was generated to compensate for operating expenses and as sales, royalties or commercialization revenues from the therapeutic candidates have not been generated, it is exposed to liquidity risk.

As of December 31, 2017 and 2016, the Company’s non-derivative financial liabilities include accounts payable, accrued expenses and payable in respect of intangible asset purchase for a period of less than 1 year.

2)           Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, maintain optimal capital structure and to reduce the cost of capital.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to determine the fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The following table presents Company assets and liabilities measured at fair value:

	Level 1	Level 3	Total
	U.S. dollars in thousands
December 31, 2017:
Assets -
Financial assets at fair value through profit or loss	16,587	—	16,587
Liabilities -
Derivative financial instruments	—	448	448
December 31, 2016:
Assets -
Financial assets at fair value through profit or loss	12,313	—	12,313
Liabilities -
Derivative financial instruments	—	6,155	6,155

The following table presents the change in derivative liabilities measured at level 3 for the years ended December 31, 2017 and 2016:

	Derivative financial instruments
	Year ended December 31
	2017	2016
	U.S. dollars in thousands
Balance at beginning of the year	6,155	1,237
Proceeds received during the reported year	—	6,070
Exercise of derivative into shares	(20)	—
Fair value adjustments recognized in profit or loss	(5,687)	(1,152)
Balance at the end of the year	448	6,155

The fair value of the above-mentioned derivative financial liabilities that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For more information regarding the derivatives, see note 15.

b.    Classification of financial instruments by groups:

	Assets at fair value through profit or loss	Loans and receivables	Total
	U.S. dollars in thousands
As of December 31, 2017:
Cash and cash equivalents	—	16,455	16,455
Bank deposits	—	13,315	13,315
Trade receivables	—	1,528	1,528
Other receivables (except prepaid expenses)	—	3,160	3,160
Financial assets at fair value through profit or loss	16,587	—	16,587
	16,587	34,458	51,045
As of December 31, 2016:
Cash and cash equivalents	—	53,786	53,786
Bank deposits	—	192	192
Trade receivables	—	*99	99
Other receivables (except prepaid expenses)	—	*1,442	1,442
Financial assets at fair value through profit or loss	12,313	—	12,313
	12,313	55,519	67,832

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Financial
	liabilities at
	fair value	Financial
	through	liabilities at
	profit or	amortized
	loss	cost	Total
	U.S. dollars in thousands
As of December 31, 2017:
Accounts payable	—	4,805	4,805
Accrued expenses and other current liabilities	—	6,025	6,025
Derivative financial instruments	448	—	448
Payable in respect of intangible asset purchase	—	1,000	1,000
	448	11,830	12,278
As of December 31, 2016:
Accounts payable	—	*60	60
Accrued expenses and other current liabilities	—	*3,296	3,296
Derivative financial instruments	6,155	—	6,155
Payable in respect of intangible asset purchase	—	2,000	2,000
	6,155	5,356	11,511

*Reclassified to conform to the current year presentation.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

c.    Composition of financial instruments by currency:

		Other
	U.S. dollar	currencies	Total
	U.S. dollars in thousands
As of December 31, 2017:
Assets:
Cash and cash equivalents	15,319	1,136	16,455
Bank deposits	13,101	214	13,315
Financial assets at fair value through profit or loss	16,587	—	16,587
Trade receivable	1,528	—	1,528
Other receivables (except prepaid expenses)	2,426	734	3,160
	48,961	2,084	51,045
Liabilities:
Accounts payable	4,333	472	4,805
Accrued expenses and other currents liabilities	6,005	20	6,025
Payable in respect of intangible asset purchase	1,000	—	1,000
Derivative financial instruments	448	—	448
	11,786	492	12,278
	37,175	1,592	38,767

As of December 31, 2016:
Assets:
Cash and cash equivalents	51,936	1,850	53,786
Bank deposits	—	192	192
Financial assets at fair value through profit or loss	12,313	—	12,313
Receivables (except prepaid expenses)	1,078	463	1,541
	65,327	2,505	67,832
Liabilities:
Accounts payable and accrued expenses	3,227	129	3,356
Payable in respect of intangible asset purchase	2,000	—	2,000
Derivative financial instruments	6,155	—	6,155
	11,382	129	11,511
	53,945	2,376	56,321

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – CASH, CASH EQUIVALENTS AND BANK DEPOSITS:

a.    Cash and cash equivalents

	December 31
	2017	2016
	U.S. dollars in thousands
Cash in bank	8,305	53,772
Short-term bank deposits	8,150	14
	16,455	53,786

The carrying amounts of the cash and cash equivalents approximate their fair values.

b.    Bank deposits

The bank deposits include deposits invested for terms of three months to one year and bear interest at an average annual rate of 1.1%.

NOTE 6 - FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:

These financial assets as of December 31, 2017 represent a portfolio of U.S. dollar-denominated marketable securities managed and valued by the Company based on the fair value of all portfolio securities.

Taking into consideration the manner of management of the portfolio and the evaluation of its performances, the Company classified the entire investment in marketable securities as financial assets at fair value through profit or loss. The fair value of the securities is based on their exchange market price at the end of each trading day and reporting period.

NOTE 7 - PREPAID EXPENSES AND OTHER RECEIVABLES:

	December 31
	2017	2016
	U.S. dollars in thousands
Advance to suppliers	2,426	1,049
Discount from service provider	537	230
Prepaid expenses	130	120
Government institutions	197	163
	3,290	1,562

The fair value of other receivables, which constitute of financial assets, approximates their carrying amount.

NOTE 8 - FIXED ASSETS:

The composition of assets and accumulated depreciation, grouped by major classifications:

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2017	2016	2017	2016	2017	2016
	U.S. dollars in thousands
Office furniture and equipment (including computers)	349	203	163	101	186	102
Leasehold improvements	132	132	88	69	44	63
	481	335	251	170	230	165

NOTE 9 - INTANGIBLE ASSETS:

The intangible assets represent R&D assets with respect to intellectual property rights of the therapeutic candidates purchased by the Company under licensing agreements or under asset acquisition agreements. The changes in those assets are as follows:

	Year Ended December 31
	2017	2016
	U.S. dollars in thousands
Cost:
Balance at beginning of year	6,195	6,160
Additions during the year	35	35
Deductions during the year	(945)	—
Balance at end of year	5,285	6,195
Write-off charge	—	(100)
	5,285	6,095

In February 2017, the Company deducted from the intangible assets cost an amount of $100,000, written off in prior years, due to final termination notice provided to a Danish company for the exclusive rights to a Drug Candidate intended to treat congestive heart failure, left atrium dysfunction and high blood pressure.

In February 2017, the Company recognized loss in an amount of $45,000, paid to a private German company for the exclusive option for acquiring rights to an oncology therapeutic candidate. As the Company did not exercise or extend its option, the entire amount was deducted from the intangible assets cost and recorded as a loss in the Consolidated Statement of Comprehensive Loss under Other Expenses.

In December 2017, the Company recognized loss in an amount of $800,000, paid to a Canadian company for the exclusive rights to a non-core migraine therapeutic candidate. Given the Company’s increasing focus on GI diseases, in particular its two key Phase III GI programs, a termination notice was issued to the Canadian company and the entire amount was deducted from the intangible assets cost and recorded as a loss in the Consolidated Statement of Comprehensive Loss under Other Expenses.

For further details regarding the intangible assets, see note 12.

NOTE 10 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.    Labor laws and agreements in Israel require the Company to pay severance pay and/or pensions to an employee dismissed or retiring from their employment, in certain circumstances.

b.   The Company’s pension liability and the Company’s liability for payment of severance pay for employees in Israel for whom the liability is within the scope of Section 14 of the Severance Pay Law

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

is covered by ongoing deposits with defined contribution plans. The amounts deposited are not included in the Statements of Financial Position.

The amounts charged as an expense with respect to defined contribution plans in 2017, 2016 and 2015 were $155,000, $121,000 and $95,000, respectively.

NOTE 11 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

	December 31
	2017	2016
	U.S. dollars in thousands
Accrued expenses	4,969	2,903
Employees and related liabilities	1,045	295
Government institutions	11	98
	6,025	3,296

The fair value of the accounts payable and accrued expense balances approximates their carrying amounts.

NOTE 12 - COMMITMENTS:

a.   Agreements to purchase intellectual property and U.S. rights to promote:

1)   On May 2, 2010, the Company entered into an agreement with SCOLR Pharma Inc. (“SCOLR”),  a U.S. company that granted the Company an exclusive license to use its rights relating to a therapeutic candidate. According to the agreement, the Company paid the U.S. company an initial amount of $100,000, and undertook to pay the U.S. company potential royalties on future sales of this therapeutic candidate and milestone payments. Through December 31, 2017, the Company paid the U.S. company only the above-mentioned initial amount.

In 2013, SCOLR announced that it had ceased business operations. Under the terms of the license agreement, the Company had protection granted to the licensee under the United States Bankruptcy Code.

On March 7, 2014, the Company entered into a licensing agreement with a U.S. university to secure certain patent rights related to the above-mentioned therapeutic candidate. The Company, therefore, terminated the agreement with the U.S. company and licensed the patents directly from the U.S. university, the original owner of the patents. Under the agreement, the Company agreed to pay the U.S. university certain future royalties.

2)   On August 26, 2010, the Company entered into an agreement with IntelGenx Corp, a Canadian-based company (“IntelGenx”) which is traded in the U.S. and Canada, to co-develop RIZAPORT®, a therapeutic candidate for the treatment of acute migraines. Pursuant to the agreement, the Company paid IntelGenx milestone payments in the aggregate amount of $800,000. In addition, in accordance with the agreement, through December 31, 2017, the Company participated in the research and development costs in the amount of approximately $1.3 million that was recorded in the Statements of Comprehensive Loss under Research and Development Expenses. Given the Company’s increasing focus on GI diseases, in particular the Company’s two key Phase III GI programs, the Company provided IntelGenx on December 5, 2017 a notice of termination for the agreement with IntelGenx. See also note 9.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3)   On August 11, 2010, the Company entered into an agreement with an Australian company in an asset purchase agreement to acquire intellectual property relating to three therapeutic candidates for the treatment of gastrointestinal conditions. Pursuant to the asset purchase agreement, the Company paid the Australian company an initial amount of $500,000 and undertook to pay future payments in the range of 7% - 20% from the Company’s revenues may be generated from the sale and license of the therapeutic candidates, less certain deductible amounts, as detailed in the agreement. Through December 31, 2017, the Company paid the Australian company the above-mentioned initial amount.

In 2014, the Company entered into a licensing agreement with Salix Pharmaceuticals, Ltd. (“Salix”), which was later acquired by Valeant Pharmaceuticals International, Inc., pursuant to which Salix licensed the exclusive worldwide rights to one of the above-mentioned therapeutic candidates. Under the license agreement, Salix paid an upfront payment of $7 million with subsequent potential milestone payments up to a total of $5 million. Salix also agreed to pay the Company tiered royalties on net sales, ranging from low single-digits up to low double-digits. Following the execution of the licensing agreement, the Company paid the Australian company an additional amount of $1 million. In 2014, the upfront payment of $7 million was recognized as revenue in the Statement of Comprehensive Loss and the additional amount paid was recognized as cost of revenues in the Statements of Comprehensive Loss.

4)   On June 30, 2014, the Company entered into an agreement with a German publicly-traded company that granted the Company the exclusive worldwide (excluding China, Hong Kong, Taiwan and Macao) development and commercialization rights to all indications to an oncology therapeutic candidate. Under the terms of the agreement, the Company paid the German company an initial   amount of $1 million and agreed to pay the German company potential tiered royalties, less certain deductible amounts as detailed in the agreement, ranging from mid-teens up to 30%. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2017, the Company has paid the German company only the initial amount mentioned above.

5)   On March 30, 2015, the Company entered into an agreement with a U.S.-based private company that granted the Company the exclusive worldwide development and commercialization rights for all indications to an oncology therapeutic candidate, and additional intellectual property rights, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, the Company undertook to pay the U.S. company an initial amount of $1.5 million and an additional amount of $2 million to be paid on the earlier of (i) a specific date or (ii) reaching a specific development milestone. In addition, the Company undertook to pay up to $2 million in potential development milestone payments, and potential tiered royalties on revenues, less certain deductible amounts as detailed in the agreement, starting in the low double-digits. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2017, the Company paid the U.S. company a total of $2.5 million and recognized an amount of $1 million as a current liability. In February 2018, the Company has signed an amendment to the agreement, consequently $0.5 million was paid and the Company may in its sole discretion choose whether to pay the remaining $0.5 million in 2019 or to change the royalty terms.

6)   On December 30, 2016, the Company entered into an exclusive co-promotion agreement with a subsidiary of Concordia, an international specialty pharmaceutical company, focused on generic and legacy pharmaceutical products and orphan drugs.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Under the exclusive co-promotion agreement, the Company is responsible for certain promotional activities related to Donnatal® (Phenobarbital, Hycosamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) in certain U.S. territories. The companies share the revenues generated from the promotion of Donnatal® based on agreed upon split. There are no upfront or milestone payments required under the agreement. The initial term of the agreement is three years. The parties may terminate the agreement upon prior written notice for reasons set forth in the agreement.

7)   On April 4, 2017, the Company signed an exclusive license agreement with Entera Health, a privately held U.S. company focused on the research, manufacturing, and commercialization of value-added proteins and protein co-products, granting the Company the exclusive U.S. rights to EnteraGam®, a commercially-available medical food intended for the dietary management of chronic diarrhea and loose stools which must be administered under medical supervision.

Under the license agreement, the Company is required to pay Entera Health royalties based on net sales, as detailed in the agreement. The initial term of the agreement is four years. The parties may terminate the agreement upon prior written notice for the reasons set forth in the agreement.

8)   On August 16, 2017, the Company signed an agreement with ParaPRO LLC. (“ParaPro”), an Indiana-based specialty pharmacy company focused on on acquiring, developing and commercializing proprietary products, granting the Company the exclusive right to co-promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S territories according to an agreed co-promotion plan. Esomeprazole Strontium Delayed-Release Capsules 49.3 mg is an FDA-approved prescription proton pump inhibitor (PPI). The initial term of the agreement is four years. Each party may terminate the agreement upon prior written notice to the other party for reasons set forth in the agreement.

b.   Operating lease agreements

The Company entered into an operating lease agreement for the Israeli offices it uses. The agreement will expire on January 31, 2020. The projected yearly rental expenses are approximately $410,000 per year. During 2017 the Company subleases a portion of the office space to a tenant for approximately $96,000.

The Company also entered into an operating lease agreement for the U.S. offices it uses. The agreement will expire on March 31, 2023. The projected yearly rental expenses are approximately $168,000 per year.

As of December 31, 2017, an amount of $152,000 was deposited with a bank to secure the lease obligations.

NOTE 13 - INCOME TAX:

a.   Taxation of the Company in Israel

1)   Measurement of results for tax purposes

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The results of the Company are measured for tax purposes in accordance with Accounting Principles Generally Accepted in Israel (Israeli GAAP). These financial statements are prepared in accordance with IFRS. The differences between IFRS and Israeli GAAP, both on an annual and a cumulative basis cause differences between taxable results and the results reflected in these financial statements.

2)   Tax rates

The net income of the Company is subject to the Israeli corporate tax rate. Israeli corporate tax rates for 2016 and 2015 were 25% and 26.5%, respectively.

On December 22, 2016, the Israeli Budgetary Law for 2017 and 2018 was approved to, among other changes, reduce the corporate tax rate to 24% for 2017 and 23% for 2018 and thereafter.

b.   U.S. subsidiary

The subsidiary incorporated in the U.S is taxed under U.S. tax laws. Accordingly, the applicable corporate tax rate in 2017 is 34%. On December 22, 2017, the Tax Cuts and Jobs Act (the “2017 Act”) was enacted and the applicable tax rate was reduced to 21% from 2018 and thereafter.

As a general rule, inter-company transactions between the Israel-resident Company and its U.S-resident subsidiary are subject to the reporting provisions of the Income Tax Regulations, section 85-A, 2006.

c.   Carry forward losses

As of December 31, 2017, the Company had net operating losses carried forward (“NOLs”) of approximately $76 million. Under Israeli tax laws, carry forward tax losses have no expiration date. As of December 31, 2017, the U.S. subsidiary had net operating losses carried forward of approximately $10 million.

Under U.S. tax laws, for NOLs arising after December 31, 2017, the 2017 Act limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income. In addition, NOLs arising after 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the foregoing taxable income limitation and will continue to have a two-year carryback and twenty-year carryforward period.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.  The Company has not created deferred taxes on its carryforward losses since their utilization is not expected in the foreseeable future.

d.   Deductible temporary differences

The amount of cumulative deductible temporary differences, other than carryforward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the Statements of Financial Position as of December 31, 2017 and 2016, were $28 million and $29 million, respectively. These temporary differences have no expiration dates.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

e.   Tax assessments

The Company has not been assessed for tax purposes since its incorporation. The Company’s tax assessments for 2012 are therefore considered final.

NOTE 14 - EQUITY:

a.   Share capital

1)   Composition

Company share capital is composed of ordinary shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31
	2017	2016
	In thousands
Authorized	300,000	300,000
Issued and paid	212,729	164,974

The Company’s ordinary shares are traded on the TASE and the Company’s ADSs are traded on the NASDAQ under the symbol “RDHL”. Each ADS represents 10 ordinary shares. The last reported market price for the Company’s securities on December 31, 2017 was $5.14 per ADS on the NASDAQ and $0.50 per share on the TASE (based on the exchange rate reported by the Bank of Israel for that date).

On February 16, 2016, a special general meeting of shareholders approved the increase of the authorized share capital of the Company to 300,000,000 ordinary shares.

2)   Exercise of warrants and options

During 2016, the Company received notifications of exercise with respect to options that had been issued to employees and consultants of the Company. Accordingly, the Company issued 725,790 ordinary shares for $263,000.

During 2017 the Company received notifications of exercise with respect to options that had been issued to employees and a consultant of the Company. Accordingly, the Company issued 2,988,750 ordinary shares for $809,000.

In January 2017, the Company received notification of exercise with respect to non-tradable warrants that had been issued in 2014 to investors in the form of private placements. Accordingly, the Company issued 2,526,320 ordinary shares for approximately $2.63 million.

3)   In December 2016, the Company completed an underwritten public offering and a registered direct offering in the U.S. of an aggregate of 3,713,415 ADSs and warrants to purchase 1,856,708 ADSs for gross proceeds to the Company of $38.1 million. Net proceeds to the Company from the offering, following discounts, commissions and expenses amounting to $2.3 million, were approximately $35.8 million. As part of the offering, one of the Company's directors, purchased 95,000 ADSs and warrants to purchase 47,500 ADSs for a total consideration of $1 million.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

In addition, as part of the public offering, the underwriters received an option to purchase 337,500 ADSs and warrants to purchase 168,750 ADSs. On December 27, 2016, the underwriters partially exercised their option and purchased warrants to purchase 168,750 ADSs.

On January 3, 2017, the underwriters partially exercised their option and purchased 133,104 ADSs for approximately $1.28 million. Following the partial exercise of the underwriters’ option, the underwritten public offering and the concurrent registered direct offering (total of 3,846,519 ADSs and warrants to purchase 2,025,458 ADSs, representing aggregate gross proceeds from both offerings of approximately $39.4 million before deducting underwriting discounts and commissions, placement agent fees and other offering expenses) were closed.

The warrants were classified as a financial liability due to a net settlement provision. These derivatives were recognized and subsequently measured at fair value through profit or loss.

The consideration, net of issuance expenses, was allocated to the various issued instruments. Out of the gross consideration, an amount of $6.1 million was allocated to the warrants. The remainder of approximately $32 million was allocated to ADSs. Issuance expenses were allocated both to the liability instruments and to the equity component. Expenses allocated to the liability instruments, an amount of $0.4 million, were recorded directly to the Statements of Comprehensive Loss, and expenses in the amount of $1.9 million allocated to the equity component were recorded against share premium.

4)   In November 2017, the Company completed an underwritten public offering in the U.S. of an aggregate of 4,090,909 ADSs for gross proceeds to the Company of approximately $22.5 million. Net proceeds to the Company from the offering, following underwriting discounts and other offering expenses of approximately $1.5 million, were approximately $21 million.

b.   Warrants

The warrants issued under investment agreements from January 2014 were exercisable into 4,183,496 ordinary shares.  The warrants had a three-year term and were exercisable at an exercise price of $1.40 per ordinary share. In January 2017, the warrants expired along with any right or claim of the holders.

NOTE 15 - DERIVATIVE FINANCIAL INSTRUMENTS:

a.   Warrants issued in 2014

The warrants issued under an investment agreement from January 2014 were classified as a financial liability due to a net settlement provision. These warrants were exercisable into 357,896 ADSs and had a three-year term. In January 2017, the Company received notification of exercise with respect to these non-tradable warrants that had been issued in 2014 to investors in the form of private placements. Accordingly, the Company issued 2,526,320 ordinary shares for approximately $2.63 million. The remaining unexercised warrants to purchase 1,052,640 ordinary shares expired along with any right or claim whatsoever of the holders.

b.   Warrants issued in 2016

The warrants issued under the offering, as described in note 14a(3) above, were classified as a financial liability due to a net settlement provision. These warrants are exercisable into 2,025,458 ADSs. The

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

warrants have a three-year term and may be exercised either for cash or on a cashless basis at an exercise price of $13.33 per ADS.

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the price of an ADS and based on the following parameters: risk-free interest rate of 1.56% and an average standard deviation of 53.13%.  The fair value of the warrants as of December 31, 2017, is based on the price of an ADS as of December 31, 2017 and its based on the following parameters: risk-free interest rate of 1.89% and an average standard deviation of 48.59%.

NOTE 16 - SHARE-BASED PAYMENTS:

On May 30, 2010, a general meeting of shareholders approved the option plan of the Company (the “Option Plan”), after being approved by the Board of Directors. In 2017 the Option Plan was amended and restated as the 2010 Award Plan (the “Award Plan”). As of December 31, 2017, the Award Plan allow the Company to allocate up to 33,646,039 options to employees, consultants and directors reserved by the Board of Directors for issuance under the Award Plan. The terms and conditions of the grants were determined by the board of directors and are according to the Award Plan.

a.   The following is information on options granted in 2017:

	Number of options granted
	According to the award plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than			ordinary	grant in U.S.$
Date of grant	directors (1)	To directors	Total	share ($)	thousands (2)
March 2017	3,650,000	—	3,650,000	1.08	1,777
May 2017	—	640,000	640,000	1.08	290
May 2017	—	500,000	500,000	1.09	227
July 2017	2,445,000	—	2,445,000	0.98	1,205
	6,095,000	1,140,000	7,235,000		3,499

1)

The options will vest as follows: for employees and consultants of the Company who had provided services exceeding one year to the Company as of the grant date, the options will vest in 16 equal quarterly installments over a four-year period. For employees and consultants of the Company who had not provided services to the Company exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over the following three years in 12 equal quarterly installments. During the contractual term the options will be exercisable, either in full or in part, from the vesting date until the end of 7 years from the date of grant.

2017 grants include both options exercisable into the Company’s ordinary shares and options exercisable to the Company’s ADSs.

2)

The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company’s ordinary share: $0.98 - $1.09, expected volatility: 49.48% - 58.09%, risk-free interest rate: 2.05% - 2.23% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates. The expected volatility assumption used is based on the historical volatility of the Company’s share.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

b.    The following is information on options granted in 2016:

	Number of options granted

	According to the award plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than			ordinary	grant in U.S.$
Date of grant	directors (1)	To directors (1)	Total	share ($)	thousands (2)
April 2016	590,000	—	590,000	1.41	400
June 2016	—	1,500,000	1,500,000	1.28	725
June 2016 (3)	—	150,000	150,000	1.48	105
	590,000	1,650,000	2,240,000		1,230

1)

The options will vest as follows: for employees and consultants of the Company who had provided services exceeding one year to the Company as of the grant date, the options will vest in 16 equal quarterly installments over a four-year period. For employees and consultants of the Company who had not provided services to the Company exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over the following three years in 12 equal quarterly installments. During the contractual term the options will be exercisable, either in full or in part, from the vesting date until the end of 7 years from the date of grant.

2)

The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company’s ordinary share: $1.28 - $1.41, expected volatility: 52.52% - 53.09%, risk-free interest rate: 1.51% - 1.57% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates. The expected volatility assumption used is based on the historical volatility of the Company’s share.

3)

In June 2016, the Company’s annual general meeting of shareholders approved the acceleration of 150,000 unvested options of Alicia Rotbard, of blessed memory, a former external director of the Company. Each option was exercisable into one ordinary share at an exercise price of $1.48 per share. These options expired in November 2017. The allocated expenses, in the amount of $105 thousand were recorded directly to the Statements of Comprehensive Loss under General and Administrative Expenses.

c.    Changes in the number of options and weighted averages of exercise prices are as follows:

	Year Ended December 31
	2017		2016
		Weighted		Weighted
		average of		average of
	Number of	exercise	Number of	exercise
	options	price ($)	options	price ($)
Outstanding at beginning of year	22,025,548	0.95	20,511,338	0.88
Exercised	(2,988,750)	0.27	(725,790)	0.36
Expired and forfeited	(490,000)	1.37	—	—
Granted	7,235,000	1.05	2,240,000	1.33
Outstanding at end of year	25,781,798	1.05	22,025,548	0.95
Exercisable at end of year	16,842,697	0.99	15,168,938	0.85

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

d.    The following is information about exercise price and remaining useful life of outstanding options at year-end:

December 31, 2017			December 31, 2016
Number of			Number of
options		Weighted	options		Weighted
outstanding		average of	outstanding		average of
at end of	Exercise price	remaining	at end of	Exercise price	remaining
year	range	useful life	year	range	useful life
25,781,798	$0.5-$1.61	3.5	22,025,548	$0.17-$1.61	3.8

e.    Expenses recognized in profit or loss for the options are as follows:

Year Ended December 31
2017	2016	2015
U.S. dollars in thousands
2,235	1,679	1,364

The remaining compensation expenses as of December 31, 2017 are $2.7 million and will be expensed in full by July 2021.

The options granted to Company employees in Israel are governed by relevant rules in Section 102 to the Israel Income Tax Ordinance (hereinafter the “Ordinance”). According to the treatment elected by the Company and these rules, the Company is not entitled to claim as tax deductions the amounts charged to employees as a benefit, including amounts recognized as payroll benefits in Company accounts for the options the employees received within the Award Plan. Options granted to option holders who are related parties of the Company are governed by Section 3(i) to the Ordinance.

NOTE 17 – NET REVENUES:

	Year Ended December 31
	2017	2016	2015
	U.S dollars in thousands
Licensing	—	100	—
Commercialization of product	3,240	—	—
Promotional services	767	—	—
Other Revenues	—	1	3
	4,007	101	3

a)	In 2016 the Company recorded revenues with respect to RIZAPORT®.

b)

In 2017 the Company recorded revenues with respect to the commercialization of EnteraGam® initiated in June 2017 and promotional activities of Donnatal®  initiated in June 2017 and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg initiated in September 2017.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - RESEARCH AND DEVELOPMENT EXPENSES, net:

	Year Ended December 31
	2017	2016	2015
	U.S. dollars in thousands
Payroll and related expenses	653	652	621
Professional services	2,218	1,816	1,953
Share-based payments	793	841	842
Clinical and pre-clinical trials	28,221	21,013	13,611
Intellectual property development	401	428	216
Other	964	772	713
Discount from service provider*	(281)	(281)	(185)
	32,969	25,241	17,771

*Discount provided to the Company by its Canadian service provider due to certain Canadian authorities’ incentives programs.

NOTE 19 – SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES:

	Year Ended December 31
	2017	*2016	*2015
	U.S. dollars in thousands
Payroll and related expenses	5,012	301	334
Share-based payments	387	65	20
Professional services	1,778	947	883
Samples	1,569	—	—
Travel and related expenses	2,236	81	23
Office-related expenses	395	86	53
Other	637	75	73
	12,014	1,555	1,386

*Reclassified to conform to the current year presentation.

NOTE 20 – GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31
	2017	*2016	*2015
	U.S. dollars in thousands
Payroll and related expenses	3,311	1,082	652
Share-based payments	1,054	773	502
Professional services	2,246	1,391	1,167
Office-related expenses	567	300	120
Other	847	302	307
	8,025	3,848	2,748

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

*Reclassified to conform to the current year presentation.

NOTE 21 - FINANCIAL INCOME, net:

	Year Ended December 31
	2017	2016	2015
	U.S dollars in thousands
Financial income:
Fair value gains on derivative financial instruments	5,687	1,152	888
Gains on financial assets at fair value through profit or loss	189	80	—
Gains from changes in exchange rates	332	34	—
Interest from bank deposits	297	282	236
	6,505	1,548	1,124
Financial expenses:
Loss from changes in exchange rates	—	—	200
Issuance cost with respect of warrants	—	368	—
Other	77	7	12
	77	375	212
Financial income, net	(6,428)	(1,173)	(912)

NOTE 22 – SEGMENT INFORMATION

All of the activity of the Company in 2015 and 2016 related to the Research & Development segment. Commencing 2017, the Company has two segments, Commercial Operations and Research & Development. In line with the reporting to the Chief Executive Officer, the performance of these segments is reviewed at sales, revenues and operating loss levels. The Commercial Operations segment covers all areas relating to the commercial sales and operating expenses directly related to that activity and is being performed by the Company’s U.S. subsidiary. The Research and Development segment includes all activities related to the research and development of therapeutic candidates and is being performed by the Company. There is no

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

segmentation of the Statements of Financial Position. Charges such as depreciation, impairment and other non-cash expenses are charged to the relevant segment.

a.   Segment information

	Year Ended December 31
	2017
	Commercial Operation	Research And Development	Consolidated
	U.S. dollars in thousands
Net revenues	4,007	—	4,007
Cost of revenues	2,126	—	2,126
Gross profit	1,881	—	1,881
Research and development expenses, net	—	32,969	32,969
Selling, marketing, and business development expenses	10,520	1,494	12,014
General and administrative expenses	2,680	5,345	8,025
Other expenses	—	845	845
Operating loss	11,319	40,653	51,972

b.   Major customers

The percentages of total net revenues for the year ended December 31, 2017 from one customer were 59% and from another customer were 19%. The Company’s revenues were entirely in the U.S. and the payment terms for all customers are 30 to 60 days.

NOTE 23 - LOSS PER ORDINARY SHARE:

a.    Basic

The basic loss per share is calculated by dividing the loss by the weighted average number of ordinary shares in issue during the period.

The following is data taken into account in the computation of loss per share:

	Year Ended December 31
	2017	2016	2015
Loss (U.S. dollars in thousands)	45,544	29,370	21,090
Weighted average number of ordinary shares outstanding during the period (in thousands)	176,579	128,514	110,814
Basic loss per share (U.S. dollars)	0.26	0.23	0.19

b.    Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding, assuming conversion of all potential dilutive ordinary shares, using the treasury stock method. The Company has two categories of dilutive potential ordinary shares: warrants issued to investors and options issued to employees and service providers. The effect of options issued to

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

employees and service providers, for all reporting years, is anti-dilutive. In 2017, the effect of warrants is anti-dilutive.

	Year Ended December 31
	2017	2016	2015
Loss (U.S. dollars in thousands)	45,544	29,370	21,090
Adjustment for financial income of warrants	—	1,208	346
Loss used to determine diluted loss per share	45,544	30,578	21,436
Weighted average number of ordinary shares outstanding during the period (in thousands)	176,579	128,514	110,814
Adjustment for warrants	—	295	901
Weighted average number of ordinary shares for diluted loss per share (in thousands)	176,579	128,809	111,715
Diluted loss per share (U.S. dollars)	0.26	0.24	0.19

NOTE 24 - RELATED PARTIES:

a.    Key management in 2017 includes members of the Board of Directors and the Chief Executive Officer

	Year Ended December 31
	2017	2016	2015
	U.S. dollars in thousands
Key management compensation:
Salaries and other short-term employee benefits	677	576	776
Post-employment benefits	35	32	58
Share-based payments	557	504	382
Other long-term benefits	7	11	27

b.    Balances with related parties:

	December 31
	2017	2016
	U.S. dollars in thousand
Current liabilities -
Credit balance in “accrued expenses and other current liabilities”	199	174
Non-current liabilities -
Derivative financial instruments	11	144

NOTE 25 - EVENTS SUBSEQUENT TO DECEMBER 31, 2017:

a.

In January 2018, the Company received notifications of exercise with respect to share options that had been issued to directors of the Company. Accordingly, the Company issued 710,000 ordinary shares for $0.4 million.

b.

On January 24, 2018, the Board of Directors of the Company approved an extension of the exercise period of options granted to employees and consultants who are not directors in February 2011 with original maturity on February 2018, to February 3, 2021. Accordingly, 2,844,210 options were extended with the

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

new terms, the exercise price will be increased from $0.50 to $0.75 per ordinary share and the 3 years extension period will contain prohibition on exercising the options in the first year until February 3, 2019. The estimated fair value of the options on the extension date was $0.2 million. The Board of Directors of the Company also approved the extension of the exercise period of 1,540,000 options to the Company's Chief Executive Officer granted in February 2011, under the same terms detailed above, subject to the approval of the Company’s shareholders.

c.

On January 24, 2018, the Board of Directors of the Company granted 165,000 options to purchase ADSs to employees of the Company’s subsidiary, under the Company’s stock options plan.  The estimated fair value of the options on the grant date was $0.5 million.

d.	On February 2018, the Company has signed an amendment to the agreement signed on March 30, 2015 with a U.S.-based private company. See note 12a(5).

EXHIBIT INDEX

The exhibits filed with or incorporated into this Registration Statement are listed in the index of exhibits below.

Exhibit Number	Exhibit Description

1.1	Articles of Association of the Registrant, as amended (unofficial English translation).

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

4.3*

License Agreement, dated February 27, 2014, by and between the Registrant and Salix Pharmaceuticals, Inc. (later acquired by Valeant Pharmaceuticals International, Inc.) (incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2015).

4.4*

Exclusive License Agreement, dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp (incorporated by reference to Exhibit 4.7 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).

4.5†	Amendment #2 dated June 22, 2017 to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp.

4.6†	Amendment #3 dated February 6, 2018 to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp.

4.7*

Clinical Services Agreement, dated June 15, 2011, by and between the Registrant and 7810962 Canada Inc. and amendment (regarding RHB-104) (incorporated by reference to Exhibit 4.15 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.8

Change Order #4.1 dated August 9, 2015 to the Clinical Services Agreement, dated June 15, 2011 by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).

4.9*

Change Order #5 dated May 21, 2015 to the Clinical Services Agreement, dated June 15, 2011 by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).

4.10*

Change Order #5.1 dated March 3, 2016 to the Clinical Services Agreement, dated June 15, 2011 by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 23, 2017).

4.11*

Change Order #6 dated June 22, 2016 to the Clinical Services Agreement, dated June 15, 2011 by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 23, 2017).

4.12*

Change Order #6.1 dated August 31, 2016 to the Clinical Services Agreement, dated June 15, 2011 by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 23, 2017).

4.13*

Change Order #7 dated November 16, 2016 to the Clinical Services Agreement, dated June 15, 2011 by and between the Registrant and 7810962 Canada Inc. (incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 23, 2017).

4.14†	Change Order #8 dated July 25, 2017 to the Clinical Services Agreement, dated June 15, 2011 by and between the Registrant and 7810962 Canada Inc.

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

4.18*

Exclusive Commercialization Agreement, dated December 30, 2016, by and between Registrant and Concordia Pharmaceuticals Inc. (incorporated by reference to Exhibit 4.24 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 23, 2017).

4.19†	Exclusive License Agreement, dated April 5, 2017, by and between Registrant and Entera Health Inc.

4.20†	Exclusive Commercialization Agreement, dated August 17, 2017, by and between Registrant and ParaPRO LLC.

4.21

Form of Letter of Exemption and Indemnity adopted on July 2013 (unofficial English translation) (incorporated by reference to Exhibit B to Exhibit 99.1 to Form 6-K disseminated with the Securities and Exchange Commission, dated June 26, 2013).

4.22	Amended and Restated Award Plan (2010) (incorporated by reference to Appendix B of the 6-K filed with the Securities and Exchange Commission on April 3, 2017).

8.1	Subsidiary List

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101

The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2017 formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

*Confidential treatment granted with respect to certain portions of this Exhibit.

†Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

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

Date:  February 21, 2018