Form 20-F
period 2018-12-31
RedHill Biopharma Ltd.
filed 2019-02-26
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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

21 Ha’arba’a Street, Tel Aviv 6473921, Israel
(Address of principal executive offices)

Micha Ben Chorin, Chief Financial Officer
21 Ha’arba’a Street, Tel Aviv 6473921, Israel
Tel: 972-3-541-3131; Fax: 972-3-541-3144
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Name of each exchange on which registered
American Depositary Shares, each representing ten Ordinary Shares (1)	NASDAQ Global Market

Ordinary Shares, par value NIS 0.01 per share (2)	NASDAQ Global Market

(1) Evidenced by American Depositary Receipts.

(2) Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 283,686,908 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒   No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ Emerging growth company ☐

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

Yes  ☐    No   ☒

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd., a limited liability company incorporated under the laws of the State of Israel, and its direct and indirect subsidiaries, including RedHill Biopharma Inc., a wholly-owned subsidiary incorporated in Delaware in January 2017. The term “including” means “including but not limited to”, whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of February 25, 2019 ($1 = NIS 3.605). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	our ability to obtain additional financing;
•	our receipt and timing of regulatory clarity and approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;
•

the initiation, timing, progress, and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, as well as the extent and number of additional studies that we may be required to conduct;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;
•	our reliance on third parties to conduct key portions of our clinical trials, including data management services, and the potential for those third parties to not perform satisfactorily;
•	our ability to establish and maintain corporate collaborations;
•

that products we promote or commercialize may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for our products;

•	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and to maintain our own marketing and commercialization capabilities;
•	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates or commercial products;
•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in research, preclinical studies or clinical trials;
•	the implementation of our business model, strategic plans for our business, therapeutic candidates and commercial products;
•	the impact of other companies and technologies that compete with us within our industry;
•	our estimates of the markets, their size, characteristics and their potential for our therapeutic candidates and commercial products and our ability to serve those markets;
•

the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing or violating the intellectual property rights of others;

•	parties from whom we license or acquire our intellectual property defaulting in their obligations towards us;
•

the failure by a licensor or a partner of ours to meet their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner;

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

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.           Selected Financial Data

The following table sets forth our selected financial data, which is derived from our financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We have derived the selected financial data as of December 31, 2018, and 2017 and for the years ended December 31, 2018, 2017, and 2016 from our audited financial statements included elsewhere in this Annual Report on Form 20‑F. We have derived the selected financial data as of December 31, 2016, 2015, and 2014 and for the years ended December 31, 2015, and 2014 from our financial statements not included in this Annual Report. You should read this selected financial data and other information provided in this Annual Report in conjunction with, and is qualified in its entirety by, our historical financial information including “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this Annual Report.

	Year Ended December 31
	2018	2017	2016	2015	2014
Statements of Comprehensive Loss
Net revenues	8,360	4,007	101	3	7,014
Cost of revenues	2,837	2,126	—	—	1,050
Gross profit	5,523	1,881	101	3	5,964
Research and development expenses, net	24,862	32,969	25,241	17,771	12,700
Selling, marketing and business development expenses	12,486	12,014	1,555	1,386	900
General and administrative expenses	7,506	8,025	3,848	2,748	3,111
Other (income) expenses	—	845	—	100	(100)
Operating loss	39,331	51,972	30,543	22,002	10,647
Financial income	678	6,505	1,548	1,124	319
Financial expenses	167	77	375	212	383
Financial (income) expenses, net	(511)	(6,428)	(1,173)	(912)	64
Loss and comprehensive loss	38,820	45,544	29,370	21,090	10,711
Loss per Ordinary Share (in U.S. dollars)
Basic	0.17	0.26	0.23	0.19	0.12
Diluted	0.17	0.26	0.24	0.19	0.13
Weighted average number of Ordinary Shares used in computing loss per Ordinary Share	231,204,129	176,578,990	128,513,729	110,813,742	86,610,126
Weighted average number of Ordinary Shares used in computing diluted loss per share	231,204,129	176,578,990	128,808,543	111,714,566	87,222,188

	As of December 31
	(U.S. Dollars, in thousands)
	2018	2017	2016	2015	2014
Balance Sheet Data
Cash and short-term investments	53,185	46,205	66,154	58,138	22,945
Working capital	46,407	39,846	62,459	54,996	24,299
Total assets	62,411	57,343	74,212	66,828	28,856
Total liabilities	11,225	12,278	11,511	6,751	3,845
Accumulated deficit	(169,086)	(132,944)	(89,635)	(61,944)	(42,218)
Equity	51,186	45,065	62,701	60,077	25,011

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares (the “Ordinary Shares”) or our American Depositary Shares (“ADSs”). The risks and uncertainties described below in this annual report on Form 20-F for the year ended December 31, 2018 are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

Since our incorporation in 2009, we have focused primarily on the development and acquisition of late-stage clinical development therapeutic candidates and more recently on the acquisition of rights to products for promotion and/or commercialization in the U.S. and we have a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

Since our incorporation in 2009, we have focused primarily on the development and acquisition of late-stage clinical development therapeutic candidates. Most of our therapeutic candidates are in the late-stage clinical development and none of our therapeutic candidates is approved for sale. However, in December 2016 we obtained certain rights to promote, but not to sell or distribute, Donnatal®  in certain U.S. territories pursuant to an exclusive agreement with a subsidiary of ADVANZ PHARMA (“ADVANZ”) (f/k/a Concordia International Corp.). In 2017, we obtained certain rights to commercialize EnteraGam®  (a prescription medical food product) in the U.S. and certain rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in certain U.S. territories, and in 2018 we obtained exclusive U.S. rights to co-promote Mytesi® (crofelemer 125 mg delayed-release tablets) in certain U.S. territories for the approved indication in people living with HIV/AIDS with respect to certain gastroenterologists and other healthcare practitioners.

Most of our therapeutic candidates will require additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales of them, if at all. We have incurred losses since inception, principally as a result of research and development, selling, marketing and business development, and general and administrative expenses in support of our operations. We experienced net losses of approximately $38.8 million in 2018, $45.5 million in 2017, and $29.4 million in 2016. As of December 31, 2018, we had an accumulated deficit of approximately $169.1 million. We are expected to incur significant additional losses as we continue to focus our resources on prioritizing, selecting and advancing our therapeutic candidates, promoting Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercializing EnteraGam®, and prioritizing, selecting, and advancing other products that we may promote or commercialize in the future. Our ability to generate sufficient revenues to sustain our business operations in accordance with our plan and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop our therapeutic candidates, obtain the required regulatory approvals in various territories and commercialize our therapeutic candidates, promote Donnatal®, Mytesi®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialize EnteraGam® and products that we may acquire or for which we may acquire commercialization rights in the future. We may be unable to achieve any or all of these goals with regard to our therapeutic candidates, our commercial products or products we may commercialize. As a result, we may never achieve sufficient revenues to sustain our business operations in accordance with our plan or be profitable.

Our limited operating history makes it difficult to evaluate our business and prospects.

We have a limited operating history, and our operations to date have been limited primarily to acquiring and in-licensing therapeutic candidates and rights to promote or commercialize products in certain U.S. territories, research and development, raising capital and recruiting scientific and management personnel and third-party partners. Except with respect to RHB-106 and related rights, which is out-licensed to Bausch Health Companies Inc. (“Bausch Health”), we have not yet demonstrated an ability to commercialize or obtain regulatory approval for our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development or commercialization of our therapeutic candidates, promote Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercialize EnteraGam® and products that we may promote or commercialize in the future, obtain regulatory approvals, reimbursement by third-party payors, achieve market acceptance or competitive pricing for our therapeutic candidates or our current commercial products, Donnatal®, Mytesi®,  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, and EnteraGam® (collectively, “our current commercial products”), and products that we may promote or commercialize in the future.

Our current working capital is not sufficient to complete our research and development with respect to any or all of our therapeutic candidates or to commercialize our products or products to which we have rights, including the promotion of Donnatal®, Mytesi®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialization of EnteraGam®. We will need to raise additional capital to achieve our strategic objectives of acquiring, in-licensing, developing and commercializing therapeutic candidates, promoting Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercializing EnteraGam® and other products that we may promote or commercialize in the future, and our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund our operations, develop our therapeutic candidates, promote products such as Donnatal®, Mytesi®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or other products that we may promote in the future, commercialize EnteraGam® or the products we may commercialize in the future, attract development or commercial partners or retain key personnel.

As of December 31, 2018, we had cash and short-term investments of approximately $53.2 million, and as of December 31, 2017, we had cash and short-term investments of approximately $46.2 million. We have funded our operations primarily through public and private offerings of our securities. We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates, commercialization of in-licensed or acquired products, and we will also need to raise additional capital through equity or debt financing or non-dilutive financing. These amounts may not be sufficient to complete the research and development of all of our therapeutic candidates, and we are also not yet certain of the financial impact of our commercialization activities.

To date, our business has generated limited revenues and is not profitable. As we plan to continue expending funds in research and development, including clinical trials, as well as to continue to promote Donnatal®, Mytesi®,  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercialize EnteraGam® and acquire additional products, we will need to raise additional capital in the future through equity or debt financing or a non-dilutive financing or pursuant to development or commercialization agreements with third parties with respect to particular therapeutic candidates. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital at all or on favorable terms, or securing a development or commercialization partner in the future as a result of, among other factors, our limited revenues from commercialization of the therapeutic candidates and promoting Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercializing EnteraGam® and products that we may promote or commercialize in the future, as well as the inherent business risks associated with our company, our therapeutic candidates, our current commercial products and products that we may promote or commercialize in the future, and present and future market conditions. To the extent we are able to generate meaningful revenues from our current commercial products, we may still need to raise capital because the revenues from our current commercial products may not be sufficient to cover all of our operating expenses and may not be sufficient to cover our commercial operations expenses. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain sufficient future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs for our therapeutic candidates or EnteraGam® or the promotion of Donnatal®, Mytesi®, and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and products that we may promote or commercialize in the future, any of which may have an adverse effect on our reputation, business, financial condition or results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

Our long-term capital requirements are subject to numerous risks.

Our long-term capital requirements are expected to depend on many potential factors, including:

•the number of therapeutic candidates in development;

•the regulatory clarity and path of each of our therapeutic candidates;

•the progress, success, and cost of our clinical trials and research and development programs including manufacturing;

•our ability to successfully complete our clinical trials and research and development programs since the very advanced disease state and poor prognosis of the oncology patients in our oncology studies, including our ongoing Phase 2 cholangiocarcinoma study, make it particularly difficult to successfully treat the patients and to successfully complete the studies;

•the identification and acquisition of additional therapeutic candidates;

•the costs, timing, and outcome of regulatory review and obtaining regulatory clarity and approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

•the costs of enforcing our issued patents and defending intellectual property-related claims;

•the costs of manufacturing, developing and maintaining sales, marketing, and distribution channels;

•our ability to successfully commercialize our therapeutic candidates, promote Donnatal®, Mytesi®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialize EnteraGam® and products that we may promote or commercialize in the future, including through securing commercialization agreements with third parties and favorable pricing and market share or through securing and maintaining our own commercialization capabilities;

•the existence and entrance of generics into the market that could compete with our products and erode the profitability of the products we are promoting or commercializing;

•our ability to successfully commercialize products that we develop or acquire or for which we acquire commercialization rights; and

•our consumption of available resources, especially a more rapid consumption than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Risks Related to Our Business and Regulatory Matters

If we or our development, co-promotional or commercialization partners are unable to obtain or maintain the U.S. Food and Drug Administration (“FDA”) or other foreign regulatory clearance and approval for our therapeutic candidates or products we may promote or commercialize, we or our co-promotional or commercialization partners will be unable to commercialize our therapeutic candidates or products we may promote or commercialize.

To date, other than our limited experience in promoting Donnatal®, Mytesi®,  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercializing EnteraGam®, we have not marketed, distributed or sold any therapeutic candidate or product. Several of the products that we currently promote or commercialize must obtain and maintain FDA and other foreign regulatory clearance and approval.

In June 2017, we commenced commercializing EnteraGam® in certain territories in the U.S., and in September 2017, we commenced promoting Esomeprazole Strontium DR Capsules 49.3 mg to gastroenterologists in certain U.S. territories. EnteraGam® is marketed as an FDA-regulated “medical food” product intended for the dietary management of chronic diarrhea and loose stools, which must be administered under medical supervision. The FDA could require that EnteraGam® obtain FDA approval in the future to remain in distribution in the United States if the FDA disagrees with the classification of EnteraGam® as a medical food.

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

Although we have certain rights to promote Donnatal®  in certain U.S. territories, which is currently included in the FDA Drug Efficacy Study Implementation (“DESI”) review program, we cannot guarantee that our co-promotion partner will continue to be allowed to sell or promote Donnatal® in the U.S. without future regulatory developments that may lead to the FDA requiring Donnatal® to seek a U.S. New Drug Application (“NDA”) approval. See “—We or our co-promotional or commercialization partners are subject to risks related to the regulatory environment of the Drug Efficacy Study Implementation review program with respect to Donnatal®.” In addition, future regulatory developments may lead to a loss of the right to commercialize EnteraGam® or the right to promote Mytesi® or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg.

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

In July 2018, we commenced promoting Mytesi®  (crofelemer), an FDA-approved anti-diarrheal prescription drug indicated for the symptomatic relief of non-infectious diarrhea in adults with HIV/AIDS on anti-retroviral therapy (ART).

Currently, we have seven therapeutic candidates, most in late-clinical stage development, for which we ultimately plan to seek FDA approval: TALICIA® (proposed tradename for RHB-105, if approved) for the treatment of H. pylori infection with two positive Phase 3 studies; RHB-104 for the treatment of Crohn’s disease with positive top-line results from a first Phase 3 study and a completed proof-of-concept Phase 2a study for multiple sclerosis; RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (“NTM”) infections; RHB-106 (out-licensed to Bausch Health) for bowel preparation; BEKINDA® (proposed tradename for RHB-102, if approved) with positive results from a first Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; YELIVA® (proposed tradename for ABC294640, if approved), with an ongoing Phase 2a study for cholangiocarcinoma and other ongoing studies; and RHB-107 (Upamostat; formerly MESUPRON), targeting cancer and inflammatory GI diseases. Our therapeutic candidates are subject to extensive governmental laws, regulations, and guidelines relating to development, clinical trials, manufacturing, marketing, promotion, and commercialization of pre- and post-approval prescription drugs. We may not be able to obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining or maintaining, or the failure to obtain or maintain, required regulatory clearances and approvals will increase our costs and materially adversely affect our ability to generate meaningful revenues. Any regulatory clearance or approval to market a therapeutic candidate, our current commercial products, or other products that we may promote or commercialize may be subject to limitations on the indicated uses for marketing or may impose restrictive conditions of use, including cautionary information, thereby altering or eliminating the size of the market for the therapeutic candidate, our current commercial products, or other products that we may promote or commercialize in the future. We also are, and will be, subject to numerous regulatory requirements from both the FDA and other foreign regulatory authorities that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, clearance or approval by one regulatory authority does not ensure clearance or approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and requirements and may impose additional testing, development and manufacturing requirements for our therapeutic candidates, our current commercial products and products that we may promote or commercialize in the future.

Additionally, the FDA or other foreign regulatory authorities may change their clearance or approval policies or adopt new laws, regulations or guidelines in a manner that materially delays or impairs our ability to obtain the necessary regulatory clearances or approvals or our ability to commercialize our therapeutic candidates, promote Donnatal®, Mytesi®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercialize EnteraGam® and products that we may promote or commercialize in the future.

We may encounter delays in receipt of FDA approval, if any, for commercialization of TALICIA® due to CMC, clinical, regulatory, supply or other issues.

We may encounter significant delays in receipt of FDA approval, if any, for commercialization of TALICIA®.  For example, the FDA may determine that the chemistry, manufacturing and controls (“CMC”) of TALICIA® are not satisfactory due to the manufacturing standards of the products or that additional CMC work, information or quality assurances are needed.  The FDA may also consider the clinical studies conducted with TALICIA® to date and the additional information provided to be inadequate, or insufficient, or require us to provide additional information, which may require us to conduct additional studies or otherwise significantly delay potential FDA approval of the NDA for TALICIA®, if at all.  In addition, we rely on the current manufacturer of TALICIA® for the manufacture of validation and registration batches in support of our potential submission of an NDA with the FDA.  In addition, we rely on suppliers of active pharmaceutical ingredients and excipients. We cannot guarantee that our manufacturer, suppliers or other vendors will be able to perform as required, will not terminate their agreements with us, or otherwise will not perform satisfactorily. The delay in identifying, engaging, qualifying and training an alternative manufacturer or suppliers may be extended, leading to a significant delay. Furthermore, the FDA may also change its clearance or approval policies or adopt new laws, regulations or guidelines in a manner that materially delays or impairs our ability to obtain approval of the NDA for TALICIA®.

If any of these or other issues occur, we may face substantial additional expenses and otherwise experience delays in obtaining potential FDA approval of the NDA for TALICIA® or may never obtain the FDA approval of the NDA for TALICIA®.

We or our co-promotional or commercialization partners are subject to risks related to the regulatory environment of the Drug Efficacy Study Implementation review program with respect to Donnatal®.

Currently, we promote Donnatal®, which is a pre-1962 drug that is not FDA-approved but is currently cleared to be marketed and sold in the U.S., as it is currently included in the DESI review program of the FDA. Donnatal® was first commercialized before Congress’s 1962 amendment to the Food Drug and Cosmetic Act. The 1962 amendment required evidence of efficacy to be granted FDA approval.  At that time, the FDA introduced the DESI program to evaluate the efficacy of drugs approved before 1962.  Under DESI, Donnatal® is not an FDA-approved drug, but it may continue to be marketed and sold until a final determination regarding efficacy is made. To our knowledge at this time and based on our review of docketed correspondence with the FDA, the FDA has not made a final determination as to the efficacy of Donnatal®.

Based on our review of docketed correspondence with the FDA, our co-promotion partner, ADVANZ, is currently a party to the unresolved Notice of Opportunity Hearing for anticholinergic and barbiturate combination drug products. We make no assurances that the FDA will not seek to begin a hearing process to remove Donnatal®  from the market or otherwise remove Donnatal® from the market at any time. If this were to happen, it could have a material adverse effect on our reputation, business, financial condition or results of operations. It is also the case that other manufacturers would try to take advantage of the regulatory uncertainty to launch unauthorized copies of Donnatal®. Any delay or inaction by the FDA or other regulatory body to remove unauthorized copies of Donnatal® from the market will harm our ability to successfully promote this product.

Our offering of EnteraGam® as a “medical food” in the U.S. may be challenged by regulatory authorities.

EnteraGam® is sold under physician supervision in the U.S. as a “medical food” on the basis of its meeting the criteria for “medical foods” in the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and FDA regulations. The term “medical food” is defined in the FDCA as a food which is formulated to be consumed or administered entirely under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. “Medical foods” are not required to undergo premarket review or approval by the FDA.

To our knowledge, EnteraGam® meets the criteria for “medical foods” established by the FDCA, and, to our knowledge to date, the labeling and promoting of EnteraGam® is consistent with FDA regulatory requirements. However, our offering of EnteraGam® as a “medical food” could be challenged by the FDA. The FDA has previously issued warning letters to other companies challenging the classification of their products as “medical foods.” These letters, along with guidance written by the FDA regarding medical foods, indicate that the FDA may be applying a more narrow interpretation of what qualifies as a “medical food.” Given this enhanced focus on “medical food” companies, we cannot provide any assurance that we will not also receive such a letter or other potential enforcement action, and the FDA could take the position that EnteraGam® may not be lawfully sold in the U.S. as a “medical food.” If such a challenge were to occur, we could incur significant costs responding to such an enforcement action or claim and defending the status of EnteraGam® as a “medical food” and ultimately litigation. If we or Entera Health Inc. (“Entera Health”) are not able to demonstrate to the FDA’s satisfaction that EnteraGam® meets the regulatory requirements for “medical foods,” we would need to suspend further commercialization of EnteraGam® in, and could be required to withdraw EnteraGam® from, the U.S. market. The drug development process can be lengthy and may involve the expenditure of substantial monetary and other resources.

Furthermore, the process is uncertain, as there can be no assurance that EnteraGam® will ultimately be approved by the FDA as a drug. The U.S. is the only territory in which we have rights to commercialize EnteraGam®, and the cessation of such sales, even for a limited period, could have a material adverse effect on our reputation, business, financial condition or results of operations.

Clinical trials and related non-clinical studies may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. We or our development or commercialization partners may not be able to commercialize our therapeutic candidates and products we may promote or commercialize without completing such trials in accordance with the applicable regulatory standards, even products that may have already been cleared or approved for marketing.

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

•	inability to monitor patients adequately during or after treatment;
•	inability to retain patients;
•	lack of technology to support clinical trials results;
•	problems with investigator or patient compliance with the trial protocols;
•	a therapeutic candidate may not prove safe or efficacious; there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;
•	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;
•	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;
•

the results may justify only limited or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of a therapeutic candidate;

•

the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates; and

•

changes to the current regulatory requirements related to clinical trials, which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory clearances or approvals.

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. As such, despite the results reported in earlier clinical trials of our therapeutic candidates, we do not know if we will be able to complete the clinical trials we conduct or if such clinical trials will demonstrate adequate safety and efficacy sufficient to request and obtain regulatory approval to market our therapeutic candidates. If any of the clinical trials of any of our current or future therapeutic candidates do not produce favorable results, or are found to have been conducted in violation of the FDA’s standards governing such studies, our ability to request and obtain regulatory approval for the therapeutic candidate may be adversely impacted, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

If we are unable to develop a diagnostic test for Mycobacterium avium paratuberculosis (“MAP”), this may adversely impact our ability to develop or obtain approval for RHB-104.

We are expecting to continue to advance the development program for a companion diagnostic for the detection of MAP bacteria in Crohn’s disease patients in collaboration with several U.S. universities and with Q2 Solutions. However, we do not know if and when a diagnostic test for MAP will become available. If we are unable to develop a diagnostic test for MAP, this may adversely impact our ability to develop or obtain regulatory approval to market RHB-104.

If we are unable to establish collaborations for our therapeutic candidates or products we may promote or commercialize, or otherwise not be able to raise substantial additional capital, we will likely need to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our therapeutic candidates and products that we may promote or commercialize will require additional cash to fund expenses. As such, our strategy includes either selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development or potential commercialization of our therapeutic candidates, promoting or commercializing products, in whole or in part, in some or all jurisdictions or through securing our own commercialization capabilities. With respect to potential new third-party partners for the development or commercialization of our therapeutic candidates and development or commercialization of products that we may promote or commercialize, we may not be successful in entering into collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development, commercialization or promotion agreements or otherwise raise substantial additional capital to secure our own commercialization capabilities, we may have to limit the size or scope of our activities or we may have to delay or terminate one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidate or failure to develop, market and commercialize such therapeutic candidate independently may have an adverse effect on our reputation, business, financial condition or results of operations.

Any collaborative arrangements that we have established or may establish may not be successful, or we may otherwise not realize the anticipated benefits from these collaborations, including our out-licensing of RHB-106, as well as our promotion of Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or commercialization of EnteraGam®. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on such third parties to achieve results which may be significant to us. In addition, any future collaborative arrangements may place the development or commercialization of our therapeutic candidates, promotion of Donnatal®, Mytesi®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or commercialization of EnteraGam® or products that we may promote or commercialize in the future, outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Each of our collaborative arrangements requires us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, intellectual property, and commercialization. We do not control these third parties, but we rely on such third parties to achieve results, which may be significant to us. To date, we have out-licensed one of our therapeutic candidates, RHB-106, and related rights to Bausch Health. We do not control Bausch Health, but we rely on Bausch Health to clinically develop and, ultimately, if approved, commercialize RHB-106 and related rights. In addition, with respect to Donnatal®, Mytesi®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and EnteraGam®, we rely on ADVANZ, Napo Pharmaceuticals, Inc. (“Napo”), ParaPRO LLC (“ParaPRO”) and Entera Health, respectively, as the party responsible for, among others, the manufacture, supply, generation of product information, and other operating responsibilities.

Relying upon collaborative arrangements to develop and commercialize our therapeutic candidates, such as RHB-106, products we promote, such as Donnatal®, Mytesi®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, and EnteraGam®, which we commercialize, and other products that we may promote or commercialize in the future, subjects us to a number of risks, including but not limited to the following:

•	our collaborators may default on their obligations to us and we may be forced to either terminate, litigate or renegotiate such arrangements;
•	our collaborators may have claims that we breached our obligations to them which may result in termination, renegotiation, litigation or delays in performance of such arrangements;
•

we may not be able to control the amount and timing of resources that our collaborators may devote to our therapeutic candidates, our current commercial products, Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, which are products that we promote, EnteraGam®, which is a product we commercialize, or products that we may promote or commercialize in the future;

•	our collaborators may fail to comply with applicable laws, rules, or regulations when performing services for us, and we could be held liable for such violations;
•

our collaborators may experience financial difficulties, making it difficult for them to fulfill their obligations to us, including payment obligations, or they may experience changes in business focus;

•

our collaborators’ partners may fail to secure adequate commercial supplies of our therapeutic candidates upon or after obtaining marketing approval, if at all, for Donnatal®, Mytesi® or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, or EnteraGam®, which is a product we commercialize, or of products that we may promote or commercialize;

•	our collaborators’ partners may have a shortage of qualified personnel;
•	we may be required to relinquish important rights, such as marketing and distribution rights;
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

•

collaborative arrangements are often terminated or allowed to expire, which could delay the development and may increase the cost of developing our therapeutic candidates or may limit or terminate our rights to promote

Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialize EnteraGam® in the U.S. or products we may promote or commercialize in the future;
•

our collaborators may not wish to extend the terms of our agreements related to our commercial products beyond the existing terms, in which case, we will not have access to existing rights upon the expiration and will therefore not be able to promote or commercialize our candidates and products following the initial terms of our agreements; and

•

our collaborators may wish to terminate the collaborative arrangements due to any disagreements or conflicts with us, a change in their assessment that the arrangement is no longer valuable, a change in control or in management or in strategy, changes in product development or business strategies of our collaborators.

In addition, our reliance upon our partners in connection with promotional activities subjects us to a number of additional risks, including but not limited to, the following:

•

we do not control our partners’ communications with the FDA, and the FDA may determine to withdraw the products from the market due to any action or inaction taken by our partners (see “–Donnatal®, Mytesi®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, and EnteraGam® or products which we may promote or commercialize in the future may be withdrawn from the market at any time due to product withdrawal requests by the FDA or other foreign regulatory authorities”);

•

we rely on our partners to take enforcement action to protect the IP and regulatory protections, if any, of our commercial products. Their failure to diligently protect these products could materially affect our commercial success; in the case of Donnatal®, we rely on our partner to take action to proactively prevent unauthorized copies of the product from being marketed and sold and their failure to do so could materially affect our commercial success;

•

we rely on our partners to be responsible for the manufacture of our current commercial products through third-party manufacturers with the requisite quality and manufacturing standards as required under applicable laws and regulations, and we also rely on those same partners to supply their respective products, which may result in us having those respective products in insufficient quantities or not delivered in as timely a manner as is necessary to achieve adequate or successful promotion and sale of their respective products in the U.S.;

•

our same partners may significantly create or change reimbursement agreements or increase or decrease the price of their respective products to a level that could adversely affect our sales or revenues;

•

we rely on those same partners for most decisions related to the product and for taking critical actions to support the product including with respect to promotion, sales and marketing, medical affairs and pharmacovigilance, and any action or inaction taken by those same partners may adversely affect the sales of their respective products;

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

If any of these or other scenarios materialize, they could have an adverse effect on our reputation, business, financial condition or results of operations.

As a result of ADVANZ’s rebranding, recapitalization in September 2018 and its delisting from the NASDAQ Stock Market in July 2018, we are subject to the additional risks that ADVANZ may delay, reduce or cease payments to us under the ADVANZ Co-Promotion Agreement or otherwise be unable or unwilling to meet its obligations to us under the ADVANZ Co-Promotion Agreement, including its manufacture, supply, and other operating responsibilities. If any of these scenarios materialize, it could have an adverse effect on our reputation, business, financial condition or results of operations.

Our co-promotion agreement with Napo for the promotion of Mytesi®  is short-term, and Napo will continue to control the sale of Mytesi® and have the right to set policies concerning pricing and other terms of sale that may impact the adoption and use of Mytesi®.

We entered into the co-promotion agreement with Napo on June 28, 2018, and initiated U.S. promotion of Mytesi®  in July 2018. The agreement, as amended, will expire, without renewal or a follow-on agreement, on January 28, 2020, without us ever realizing benefits from the agreement. We have not realized and may not in the future realize any meaningful revenue from our activities under the agreement and any launch of our promotional activities may fail. Our promotional activities under the agreement are also limited to the promotion of the product to gastroenterologists and other gastro/intestinal specialty healthcare providers, and we did not obtain the right to promote Mytesi® to other healthcare providers, such as infectious disease specialists who may have greater numbers of patients with HIV and HIV specialists who are high prescribers of antiretroviral therapies medications. We will only receive compensation from Napo if sales of Mytesi® are attributable to our promotional activities within the territory agreed upon with Napo. In addition, we rely upon Napo, a third party, to manufacture, sell, and manage all regulatory and other issues related to Mytesi®. Napo’s failure to properly execute any of its legal or other responsibilities, in a manner that complies with all applicable governing laws and regulations, may subject us to various regulatory and litigation risks. In addition, Napo’s failure to manufacture Mytesi® in sufficient quantities and in a timely manner would impair our ability to successfully promote this product.

Donnatal®, Mytesi®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, and EnteraGam®  or products which we may promote or commercialize in the future may be withdrawn from the market at any time due to product withdrawal requests by the FDA or other foreign regulatory authorities.

Products we acquire or to which we acquire certain commercialization rights may be subject to withdrawal requests by the FDA or other foreign regulatory authorities for various reasons. For instance, certain products, such as Donnatal®, may be subject to regulatory review under the DESI program, through which the FDA may determine such products to be ineffective and impose limitations or require withdrawal of the product from the market. Donnatal® is currently subject to the FDA’s DESI proceedings to determine its effectiveness and the right to continue to be marketed in the U.S., and there is no assurance as to the outcome of such proceedings. To our knowledge at this time and based on our review of docketed correspondence with the FDA, the FDA has not made a final determination as to the efficacy of Donnatal®. In addition, the process and timing of any FDA DESI proceedings with respect to Donnatal® are unclear. Historically, the FDA has generally permitted products to stay on the market during these proceedings, although there is no assurance as to the time of commencement of such proceedings or whether the FDA will, in fact, grant such permission to any future DESI-related proceedings, thereby resulting in our current commercial products being subject to withdrawal requests by the FDA. The status of EnteraGam® as a “medical food” in the U.S. may be challenged by regulatory authorities, which may result in its withdrawal from the market until additional regulatory requirements are met. Regulatory authorities in other jurisdictions may have similar procedures that may subject any product we may promote or commercialize to limitations or withdrawal requests. In addition, the FDA or other foreign regulatory authorities may determine that the chemistry, manufacturing and controls (“CMC”) of marketed products that we develop, acquire or to which we acquire commercialization rights, such as our current commercial products, is unsatisfactory due to the manufacturing standards of the products. If either of these or any regulatory action is taken, our current commercial products or any product we promote or commercialize in the future could be withdrawn from the market at any time. In addition, we may suffer from delays in further commercialization of any product we promote or commercialize.

We may not be successful in acquiring products or companies that own rights to, or otherwise acquire commercialization rights to, products cleared or approved for marketing in the U.S. or elsewhere that achieve commercial success or in further establishing our own marketing and commercialization capabilities.

Part of our strategy is to identify and acquire rights to products that have been cleared or approved for marketing in the U.S. or elsewhere, and in particular, those with a therapeutic focus on GI. Specifically, we seek to acquire rights to products that are already commercialized, which would enable us to commercialize such products independently and further establish our own marketing and commercialization capabilities in the U.S. We have entered into the ADVANZ Co-Promotion Agreement pursuant to which we were granted certain rights to promote Donnatal® in certain U.S. territories, which was our first agreement to commercialize a product being marketed in the U.S. We have also entered into a license agreement with Entera Health pursuant to which we were granted the exclusive rights to commercialize EnteraGam® in certain U.S. territories, an agreement with ParaPRO pursuant to which we were granted the exclusive rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories and a co-promotion agreement with Napo pursuant to which we were granted the exclusive right to co-promote Mytesi® in certain U.S. territories to certain gastroenterologists and other healthcare practitioners for the approved indication in people living with HIV/AIDS. However, there can be no assurance as to our ability to identify and acquire rights to any additional products, in particular, those with a therapeutic focus on GI. If we are not successful in acquiring any additional products, or in commercializing EnteraGam®, or in promoting Donnatal®, Mytesi®,  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, we may not be able to further establish or maintain our own marketing and commercialization capabilities in the U.S. This may limit our ability to commercialize products on our own and may require us to contract with third-party development or commercialization partners on terms which may not be commercially favorable to us. Additionally, these efforts to further establish and maintain our commercial capabilities in the U.S. could be found to be more costly than our forecast and have an adverse effect on our reputation, business, financial condition or results of operations.

In addition, there can be no assurance that we will accurately or consistently identify products approved or cleared for marketing that will achieve commercial success or that we will be able to successfully commercialize such products.

If we are unable to maintain, train and build an effective sales and marketing infrastructure, or establish and maintain compliant and adequate sales and marketing capabilities, we will not be able to commercialize and grow our products and product candidates successfully.

To further establish and maintain our own marketing and commercialization capabilities in the U.S. we may need to expand, among other things, our development, regulatory, manufacturing, marketing, and sales capabilities and to increase or maintain our personnel to accommodate sales. We may not be able to secure sales personnel or organizations that are adequate in number or expertise to successfully and lawfully market and sell our products in the U.S. If we are unable to expand our sales and marketing capability, train our sales force effectively or provide any other capabilities necessary to commercialize our products and therapeutic candidates, we may need to contract with third parties to market and sell our products.

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

The FDA also requires that our sales and marketing efforts, as well as promotions, comply with various laws and regulations. Prescription drug promotions must be consistent with and not contrary to labeling, present “fair balance” between risks and benefits, be truthful and not false or misleading, be adequately substantiated (when required), and include adequate directions for use.

In addition to the requirements applicable to approved drug products, we may also be subject to enforcement action in connection with any promotion of an investigational new drug. A sponsor or investigator, or any person acting on behalf of a sponsor or investigator, may not represent in a promotional context that an investigational new drug is safe or effective for the purposes for which it is under investigation or otherwise promote the drug candidate.

If the FDA investigates our marketing and promotional materials or other communications and finds that any of our current or future commercial products are being marketed or promoted in violation of the applicable regulatory restrictions, we could be subject to FDA enforcement action. Any enforcement action (or related lawsuit, which could follow such action) brought against us in connection with alleged violations of applicable drug promotion requirements, or prohibitions, could harm our business and our reputation, as well as the reputation of any approved drug products we may promote or commercialize.

Expanding and maintaining our commercial infrastructure for our commercial capabilities in the U.S. is a significant undertaking that requires substantial financial and managerial resources, and we may encounter delays or may not be successful in our efforts.

While we are currently promoting Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in certain U.S. territories, we only began to promote products in the U.S. in 2017 and have limited experience in promoting products.  We are currently commercializing EnteraGam® in the U.S., and we likewise have only recently begun to commercialize products in the U.S., and we have limited experience in marketing and selling products. Establishing, maintaining and/or expanding the necessary capabilities are competitive and time-consuming, and the commercialization of EnteraGam®  and promotion of Donnatal®, Mytesi®,  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg require a significant expenditure of operating, financial and management resources.  Even with those investments, we may not be able to effectively promote Donnatal® Mytesi® or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercialize EnteraGam®, or we may incur more expenditures than anticipated in order to maximize our sales.  We cannot guarantee that we will be able to establish, maintain and/or expand our sales, marketing, distribution, and market access capabilities and enter into and maintain any agreements necessary for commercialization with payers and third-party providers on acceptable terms, if at all.  If we are unable to establish, maintain and/or expand such capabilities, either on our own or by entering into agreements with others, or are unable to do so in an efficient manner or on a timely basis, we will not be able to maximize our commercialization of EnteraGam®  or promotion of Donnatal®, Mytesi®  or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, which would adversely affect our business, operating results or financial condition.

Even if the promotion of Donnatal®, Mytesi®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and/or commercialization of EnteraGam®  are successful, we may fail to further our business strategy as anticipated or to achieve anticipated benefits and success.  We may incur higher than expected costs in connection with our promotion of Donnatal®, Mytesi®  or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or commercialization of EnteraGam®, and we may encounter general economic or business conditions that adversely affect these products. In addition, Donnatal®  continues to face pressure from competitive products and from non-FDA approved copies of Donnatal®  being distributed in the United States.

In addition, if we incur higher than expected costs in connection with our promotion of Donnatal®, Mytesi®  or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, or commercialization of EnteraGam®, we may need to reduce or terminate our commercial activities, which may have a material adverse effect on our business, operating results or financial condition.

We have no history of independently commercializing any of our therapeutic candidates that may be approved in the future and may have difficulty promoting Donnatal®, Mytesi® or Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, commercializing EnteraGam®, or promoting or commercializing any therapeutic candidates or products to which we may acquire the rights in the future.

We have limited experience in commercializing therapeutic candidates or marketed products on our own, which may materially increase marketing and sales expenses or cause us to be ineffective in these efforts.  In June 2017, we began promoting Donnatal® and commercializing EnteraGam® in the U.S., in September 2017, we began promoting Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories and in July 2018, we began the promotion of Mytesi® to certain gastroenterologists and other healthcare practitioners in certain U.S. territories. There can be no assurance we will successfully commercialize our therapeutic candidates, such as TALICIA®, if approved in the future, or promote Donnatal®, Mytesi®,  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, or successfully commercialize EnteraGam® or any products we may promote or commercialize in the future.

In addition, many companies, both public and private, including well-known pharmaceutical companies and smaller niche-focused companies, are currently selling, marketing and distributing drug products that directly compete with the therapeutic candidates that we may seek to commercialize. Many of these companies have significantly greater financial capabilities, marketing, and sales experience and resources than us. As a result, our competitors may be more successful than we are in commercializing products.

We rely on third parties to conduct our clinical trials and related non-clinical studies and those third parties may not perform satisfactorily, including but not limited to failing to meet established deadlines and compliance with applicable laws and regulations for the completion of such clinical trials.

We currently do not have the ability to independently conduct clinical trials and related non-clinical studies for our therapeutic candidates, and we rely on third parties, such as contract research organizations, medical institutions, contract laboratories, development and commercialization partners, clinical investigators and independent study monitors to perform these functions. Our reliance on these third parties for research and development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with such third parties, other than with respect to RHB-106 and related rights, which we have out-licensed to Bausch Health, we continue to be responsible for confirming that each of our clinical trials and related non-clinical studies is conducted in accordance with its general investigational plan and protocol, as well as all applicable laws and regulations. For example, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices (“GCP”), for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected, and regulatory authorities in other jurisdictions may have similar responsibilities and requirements. Our reliance on third parties does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them or perform such functions independently. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be materially delayed in obtaining regulatory approvals if any, for our therapeutic candidates and may be materially delayed in our efforts to successfully commercialize our therapeutic candidates for targeted diseases.

In addition, our ability to bring our therapeutic candidates to market depends on the quality and integrity of data that we present to regulatory authorities in order to obtain marketing authorizations. Although we attempt to audit and control the quality of third-party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated. Furthermore, the FDA may consider clinical studies inadequate where steps have not been taken in the design, conduct, reporting, and analysis of the studies to minimize bias. For example, one potential source of bias in clinical studies is a clinical investigator with a financial stake in the outcome of the study. Accordingly, we (or the applicant of the IND or Biologics License Application, as applicable) must submit for all applicable clinical investigators either: (i) a completed Form FDA 3454 attesting to the absence of financial interests and arrangements described in the regulations, dated and signed by the chief financial officer or other responsible corporate official; or (ii) for any investigators for whom a Form FDA 3454 is not submitted, a Form FDA 3455 disclosing completely and accurately the following:

•

any financial arrangement entered into between the sponsor of the covered study and the clinical investigator involved in the conduct of a covered clinical trial, whereby the value of the compensation to the clinical investigator for conducting the study could be influenced by the outcome of the study;

•

any significant payments of other sorts from the sponsor of the covered study, such as a grant to fund ongoing research, compensation in the form of equipment, retainer for ongoing consultation, or honoraria;

•	any proprietary interest in the tested product held by any clinical investigator involved in a study;
•	any significant equity interest in the sponsor of the covered study held by any clinical investigator involved in any clinical study; and
•	any steps taken to minimize the potential for bias resulting from any of the disclosed arrangements, interests, or payments.

The FDA may refuse to file an NDA that does not contain the required certifications and disclosures or an attestation by the applicant that the applicant has acted with due diligence to obtain the information but was unable to do so and stating the reason. Additionally, FDA refusal of an NDA on potential bias grounds may have a material adverse effect on our reputation, business, and the credibility of our other therapeutic candidates and/or commercial products.

We rely on contract research organizations for the management of clinical data generated from our studies, and such contract research organizations may not perform satisfactorily.

We rely on contract research organizations to provide monitors for and to manage data for our studies, including the ERADICATE Hp2 study and the MAP US study. Our reliance on these contract research organizations for data management reduces our control over clinical data management. While we have agreements governing their activities, we have limited influence over their actual performance. The ERADICATE Hp2 study enrolled 455 patients at 55 clinical sites across the U.S., and the MAP US study enrolled 331 patients across clinical sites in several countries. If these contract research organizations do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, we may be required to replace them, or our clinical studies may be extended, delayed or terminated. In addition, such failure of our contract research organizations would pose risks to the accuracy and usability of clinical data from our clinical studies. Replacing a contract research organization may result in a delay of our clinical studies and generation of data from such studies. In addition, we face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by contract research organizations, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology, including those regarding TALICIA® or RHB-104.

We rely on data from third parties in connection with the sale of our commercial products and our assessment of product acquisition opportunities, and this data may be inaccurate or may not accurately reflect the sales of commercial products, which may affect the revenues of some of our commercial products and our allocation of resources, which may adversely affect our business and the reputation of the commercial products that we promote.

We rely on data from third parties, including data providers, in connection with our commercial business. Revenues for our promotion of some of our commercial products, as well as our assessment of opportunities to acquire rights to products, are dependent on the volume of sales of our commercial products, which is calculated based on information obtained from third parties. Although we take steps to verify this data, the information we receive may be inaccurate or incomplete.  In the event the information we receive is inaccurate or incomplete, this may affect our reported revenue for a reporting period or our decisions of whether to acquire rights to certain products.

If third parties do not manufacture TALICIA® or our other therapeutic candidates or do not manufacture and sell any products we may promote or commercialize, including our current commercial products, in sufficient quantities, in the required timeframe, and at an acceptable cost and quality, clinical development and commercialization of TALICIA® or our other therapeutic candidates or promotion of products we may promote or commercialize could be delayed and sales of any product we may promote or commercialize may be adversely affected.

We do not currently own or operate manufacturing facilities. We rely on, and expect to continue to rely on, third parties to manufacture clinical and commercial quantities of TALICIA® or our other therapeutic candidates and products that we may promote or commercialize. For TALICIA®, we rely on the manufacturer of TALICIA® for the manufacture of validation and registration batches in support of our potential submission of an NDA with the FDA and, if approved for marketing, for marketing and commercial sale of TALICIA®.  For Donnatal®, we rely on ADVANZ, which has a manufacturing agreement with a third party to provide sufficient quantities of Donnatal® in the required timeframe. For EnteraGam® we rely on Entera Health and the manufacturer, The Lauridsen Group, Inc., to provide sufficient quantities of EnteraGam® in the required timeframe, and for Esomeprazole Strontium Delayed-Release Capsules 49.3 mg we rely on ParaPRO, which has a manufacturing agreement with a third party to provide sufficient quantities of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in the required timeframe. For Mytesi®, we rely on Napo, which has a manufacturing agreement with a third party to provide sufficient quantities of Mytesi® in the required timeframe. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our therapeutic candidates and any products that we may promote or commercialize may adversely affect our future operations and our ability to develop therapeutic candidates and commercialize any therapeutic candidates and any products that we may promote or commercialize on a timely and competitive basis.

We may not be able to maintain our existing or future third-party manufacturing arrangements on acceptable terms, if at all. If for some reason our manufacturers or our development or commercialization partners’ manufacturers do not perform as agreed or expected or terminate or fail to renew their agreements with us for any reason, we or our partners may be required to replace them, in which event we may incur added costs and delays in identifying, engaging, qualifying under applicable regulatory requirements and training any such replacements and entering into agreements with such replacements on acceptable terms. Obtaining the necessary FDA or other regulatory approvals or other qualifications required for changes in manufacturing sites, methods or processes under applicable regulatory requirements could result in a significant interruption of supply. In the case of the manufacturer of TALICIA®, in particular, the delay in identifying, engaging, qualifying and training its replacement may be extended, leading to a significant interruption of supply.  Any such additional costs and delays may adversely impact our ability to obtain regulatory clearances and approvals to commercialize TALICIA® or our other therapeutic candidates or any product we may promote or commercialize or make such commercialization or marketing economically unfeasible.

We rely on third parties to manufacture and supply us with high quality active pharmaceutical ingredients (“APIs”) in the quantities we require on a timely basis.

We currently do not manufacture any APIs ourselves. Instead, we rely on third-party vendors for the development, manufacture, and supply of our APIs that are used to formulate our therapeutic candidates and products we may promote or commercialize. If these suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, we could experience a delay in obtaining regulatory clearances or approvals for our therapeutic candidates or products that we may promote or commercialize or in conducting clinical trials of our therapeutic candidates and incur additional costs or experience an adverse effect on our sale of any product we may promote or commercialize.

While there may be several alternative suppliers of APIs on the market, for most of our products (but not Mytesi®, as discussed below), we have yet to conclude extensive investigations into the quality or availability of their APIs. In addition, we do not believe that there are alternative suppliers of APIs for Mytesi®, and we are wholly dependent upon Napo’s ability to source or procure the API; the raw material used to manufacture Mytesi® is a crude plant latex (“CPL”), derived from the Croton lechleri tree, which is found in countries in South America, principally Peru. The ability of Napo’s contract suppliers to harvest CPL is governed by the terms of their respective agreements with local government authorities. Although CPL is available from multiple suppliers, to our knowledge, Napo only has contracts with a small number of suppliers to obtain CPL and arrange its shipment to its contract manufacturer. Accordingly, if Napo’s contract suppliers do not or are unable to comply with the terms of their respective agreements with Napo, and Napo is not able to negotiate new agreements with alternate suppliers on terms that it deems commercially reasonable, it may harm our co-promotion of Mytesi®. The countries from which CPL is obtained could also change their laws and regulations regarding the export of the natural products or impose or increase taxes or duties payable by exporters of such products. Restrictions could be imposed on the harvesting of the natural products or additional requirements could be implemented for the replanting and regeneration of the raw material. Such events could have a significant impact on our co-promotion of Mytesi®. As a result of each of the foregoing circumstances related to Mytesi®  and the APIs of other products that we promote or commercialize, we can provide no assurances that supply sources will not be interrupted from time to time. Changing API suppliers or finding and qualifying new API suppliers can be costly and take a significant amount of time. Many APIs require significant lead-time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next.

If we are not able to find stable, affordable, high quality, or reliable supplies of our APIs, we may not be able to produce enough supplies of our therapeutic candidates or products we may promote or commercialize, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates and reliance on third-party manufacturers for any products that we may promote or commercialize, including our current commercial products.

To date, our therapeutic candidates have been manufactured in relatively small quantities for preclinical testing and clinical trials as well as for other regulatory purposes by third-party manufacturers. If the FDA or other regulatory agencies approve any of our therapeutic candidates for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. In addition, we rely on, and we expect to continue to rely on, third-party manufacturers to produce commercial quantities of our current commercial products or any product that we may gain the rights to in the future to promote or commercialize. These manufacturers may not be able to successfully increase or maintain the manufacturing capacity for any of our therapeutic candidates that may be approved in the future, our current commercial products or any product we may gain the rights to in order to promote or commercialize in the future, in a timely or economic manner, or at all. Except for current FDA regulations with respect to “medical foods,” the significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. Foreign regulatory agencies may also require the approval of additional validation studies for scaling up the manufacturing process of any of our products, including “medical foods.” If the third-party manufacturers are unable to successfully increase or maintain the manufacturing capacity for a therapeutic candidate or for products that we may promote or commercialize, or if we are unable to secure replacement third-party manufacturers or unable to establish our own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply which could have a material adverse effect on our reputation, business, financial condition or results of operations.

We and our third-party manufacturers or our partners’ manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities, such as applicable current good manufacturing practices and other quality-based regulations.

We and our third-party manufacturers or our partners’ manufacturers are, and will be, required to adhere to laws, regulations, and guidelines of the FDA and other foreign regulatory authorities setting forth current good manufacturing practices (“cGMP”). These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates with varying cGMP rigors depending on what phase each of our respective therapeutic candidates is in with respect to its drug development process and any products we may promote or commercialize, including our current commercial products. We and our third-party manufacturers and our partners’ manufacturers may not be able to comply with applicable laws, regulations, and guidelines. We and our third-party manufacturers and our partners’ manufacturers are, and will be, subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the U.S. Our failure, or the failure of our third-party manufacturers or our partners’ manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates and commercially-marketed products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates and commercially-marketed products, and materially and adversely affect our reputation, business, financial condition or results of operations.

Our therapeutic candidates, our current commercial products, and any product we may promote or commercialize in the future, even if all regulatory clearances and approvals are obtained, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations, and guidelines, we could lose those clearances and approvals, and our reputation, business, financial condition or results of operations may be materially and adversely affected.

We and/or our commercialization partners, as applicable, will be subject to ongoing reporting obligations with respect to our therapeutic candidates, even if they receive regulatory clearance or approval, and with respect to our current commercial products and any cleared or approved product that we may gain the rights to promote or commercialize in the future, including pharmacovigilance. In addition, the manufacturing of our therapeutic candidates, our current commercial products, and any other product we may promote or commercialize, whether currently or in the future, will be subject to continuing regulatory review, including inspections by the FDA and other foreign regulatory authorities. The results of any ongoing review may result in withdrawal from the market of a therapeutic candidate or one of our current commercial products, Donnatal®, Mytesi®, EnteraGam®,  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, or another product we may promote or commercialize, interruption of manufacturing operations or imposition of labeling or marketing limitations for such therapeutic candidate or product. Since many more patients are exposed to drugs following their marketing clearance or approval, serious adverse reactions that were not observed in clinical trials may occur during the commercial marketing of the therapeutic candidate or any product we may promote or commercialize, including our current commercial products.

If a product receives regulatory approval, the approval may be limited, which could restrict the commercial value of the product. As a condition of approval or after approval (if the FDA becomes aware of new safety information), the FDA may require us to implement a Risk Evaluation and Mitigation Strategy (REMS), which may include distribution or use restrictions to manage a known or potential serious risk associated with the product. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU).  ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of a given drug. Once adopted, REMS are subject to periodic assessment and modification. Additionally, the FDA may require post-approval, “Phase 4” clinical trials to generate additional information on safety and/or efficacy. The results of such post-marketing studies may be negative and could cause the Agency to, among other things, further limit marketing efforts or a product’s approved uses.

As we develop our therapeutic candidates or commercialize our products, we may also periodically discuss with the FDA and other regulatory authorities certain clinical, regulatory and manufacturing matters and, our views may, at times, differ from those of the FDA and other regulatory authorities. For example, the FDA may seek to regulate our therapeutic candidates or any product we may promote or commercialize that consist of two or more active ingredients as combination drugs under its Combination Drug Policy. The Combination Drug Policy requires that we demonstrate that each active ingredient in a drug product contributes to the product’s claimed effect. If the FDA raises questions regarding whether available data and information provided to the FDA demonstrate the contribution of each active ingredient in such combination drug products, we may be required to provide additional information, which may require us to conduct additional preclinical studies or clinical trials. If we and/or our commercialization partners, as applicable, are required to conduct additional clinical trials or other testing of our therapeutic candidates or of our current commercial products, or any other product we may promote or commercialize, we may face substantial additional expenses, be delayed in obtaining marketing clearance or approval, if required by the FDA, or may never obtain marketing clearance or approval for such therapeutic candidate or product we may promote or commercialize, including Donnatal®.  In addition, Donnatal® is currently subject to the FDA’s DESI proceedings to determine its effectiveness and the right to continue to be marketed in the U.S., and there is no assurance as to the outcome of such proceedings.  To our knowledge at this time and based on our review of docketed correspondence with the FDA, the FDA has not made a final determination as to the efficacy of Donnatal®.

In addition, in 2011, the FDA granted RHB-104 orphan drug designation for the treatment of Crohn’s disease in the pediatric population, and, in 2017, the FDA granted YELIVA® orphan drug designation for the treatment of cholangiocarcinoma and granted RHB-107 orphan drug designation for the treatment of pancreatic cancer. If we fail to maintain these orphan drug designations, we will lose our associated marketing exclusivity, and our competitors may sell competing products and our revenues could be reduced.

In 2014, the FDA granted TALICIA®  a Qualified Infectious Disease Product (“QIDP”) designation for the treatment of H. pylori infection. In 2017, we announced that RHB-204 had been granted QIDP designation by the FDA for the treatment of NTM infections. If either TALICIA®  or RHB-204 fails to maintain its QIDP designation, it could significantly increase the development time for TALICIA®  for the treatment of H. pylori infection and RHB-204 for NTM infections, as the case may be.

Third-party manufacturers and the manufacturing facilities that we and our development or commercialization partners use to manufacture any therapeutic candidate and any other products that we may promote or commercialize, including our current commercial products, will be subject to periodic review and inspection by the FDA and may be subject to similar review by other regulatory authorities. Later discovery of previously unknown problems with any therapeutic candidate or product we may promote or commercialize, including our current commercial products, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions, including but not limited to the following:

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

Modifications to our therapeutic candidates, or to any product that we may promote or commercialize, may require new regulatory clearances or approvals or may require us or our development or commercialization partners, as applicable, to recall or cease marketing any of our cleared or approved products, if any, or delay further studies of our therapeutic candidates in human subjects until clearances or approvals are obtained.

Modifications to our therapeutic candidates and any products we may promote or commercialize, including our current commercial products, after they have been cleared or approved for marketing, if at all, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other regulatory authorities require pharmaceutical product and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable laws, regulations, and guidelines that a modification may be implemented without pre-clearance by the FDA or other regulatory authorities. However, the FDA or other regulatory authorities can review a manufacturer’s decision and may disagree. The FDA or other regulatory authorities may also, on their own initiative, determine that a new clearance or approval is required. If the FDA or other regulatory authorities require new clearances or approvals of any pharmaceutical product for which we or our partners, including development or commercialization partners, previously received marketing approval, we or our partners, including development or commercialization partners, may be required to recall and stop marketing such marketed product, which could require us or our partners, including development or commercialization partners, to redesign the marketed product and may cause a material adverse effect on our reputation, business, financial condition or results of operations.

We may depend on our ability to identify and in-license or acquire additional therapeutic candidates to achieve commercial success, including products approved or cleared for marketing in the U.S. or elsewhere.

Our seven clinical stage development therapeutic candidates were all acquired or licensed by us from third parties. We evaluate internally and with external consultants each therapeutic candidate we in-license or acquire. However, there can be no assurance as to our ability to accurately or consistently identify therapeutic candidates or products that have been approved or cleared for marketing in the U.S. or elsewhere that are likely to achieve commercial success. In addition, even if we identify additional therapeutic candidates or products that have been approved or cleared for marketing in the U.S. or elsewhere that are likely to achieve commercial success, there can be no assurance as to our ability to in-license or acquire such therapeutic candidates or products under favorable terms or at all.

We compete with other entities for some in-license or acquisition opportunities.

As part of our overall strategy, we pursue opportunities to in-license or acquire therapeutic candidates and products that have been approved or cleared for marketing in the U.S. We may compete for in-license and acquisition opportunities with other companies, including established and well-capitalized companies. As a result, we may be unable to in-license or acquire additional therapeutic candidates or products that have been approved or cleared for marketing in the U.S. at all or on favorable terms. Our failure to further in-license or acquire therapeutic candidates or products that have been approved or cleared for marketing in the U.S. in the future may materially hinder our ability to grow and could materially harm our reputation, business, financial condition or results of operations.

If we or a licensor or a partner of ours cannot meet our or their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner, we could lose the rights to our therapeutic candidates or products we may promote or commercialize, experience delays in developing or commercializing our therapeutic candidates or products we may promote or commercialize or incur additional costs, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

We acquired our rights to three of our therapeutic candidates, TALICIA®, RHB-104, and RHB-106, from a third party pursuant to an asset purchase agreement. In addition, we in-licensed our rights to three other therapeutic candidates, BEKINDA®, YELIVA®,  and RHB-107 pursuant to license agreements in which we received exclusive perpetual licenses to certain patent rights and know-how related to these therapeutic candidates. We have also obtained certain rights to promote Donnatal® in certain U.S. territories under a co-promotion agreement, the exclusive U.S. rights to commercialize EnteraGam® in certain U.S. territories pursuant to a license agreement, the exclusive rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories pursuant to an agreement and the exclusive right to co-promote Mytesi® to certain gastroenterologists and other healthcare practitioners in certain U.S. territories under a co-promotion agreement. These agreements require us to make payments and satisfy various performance obligations in order to maintain our rights and licenses with respect to these therapeutic candidates and marketed products. If we or our collaborators do not meet our or their respective obligations under these agreements, or if other events occur that are not within our control, such as the bankruptcy of a licensor, we could lose the rights to our therapeutic candidates, experience delays in developing or commercializing our therapeutic candidates or incur additional costs, any of which could have a material adverse effect on our reputation, business, financial condition or results of operations.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under these agreements in a timely manner or if other events occur that are not within our control, such as the bankruptcy of a licensor, which impact our ability to prosecute certain patent applications and maintain certain issued patents licensed to us, we could lose the rights to our therapeutic candidates which could have a material adverse effect on our reputation, business, financial condition or results of operations. We manage a large portfolio of patents and may decide to discontinue maintaining certain patents in certain territories for various reasons, including costs, such as a current belief that the commercial market for the therapeutic candidate will not be large or that there is a near-term patent expiration that may reduce the value of the therapeutic candidate. In the event we discontinue maintaining such patents, we may not be able to enforce rights for our therapeutic candidates or protect our therapeutic candidates from competition in those territories.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, compliance-related data, research data, our proprietary business information and that of our suppliers, technical information about our products, clinical trial plans, and employee records. Similarly, our third-party providers possess certain of our sensitive data and confidential information. The secure maintenance of this information is critical to our operations and business strategy. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, ransomware, cyber-fraud, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber-terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, encrypted, lost or stolen. Any such access, inappropriate disclosure of confidential or proprietary information or other loss of information, including our data being breached at third-party providers, could result in legal claims or proceedings, liability or financial loss under laws that protect the privacy of personal information, disruption of our operations or our product development programs and damage to our reputation, which could adversely affect our business. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

Our business could suffer if we are unable to attract and retain key personnel.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned clinical trials or the commercialization of our therapeutic candidates and any product we may promote or commercialize, including our current commercial products, or otherwise affect our ability to manage our company effectively and to carry out our business plan. These key personnel are Dror Ben-Asher, our Chief Executive Officer, Reza Fathi, Ph.D., our Senior Vice President for Research and Development, Gilead Raday, our Chief Operating Officer, Adi Frish, our Senior Vice President for Business Development and Licensing, Guy Goldberg, our Chief Business Officer, and Micha Ben Chorin, our Chief Financial Officer. We do not maintain key-man life insurance. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, sales, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. In addition, as part of our plan to promote our current commercial products and potentially products we may develop, we may need to expand and maintain our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified suitable employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates and our commercialized products. Further, any failure to effectively integrate new personnel could materially prevent us from successfully growing our company.

We face several risks associated with international business.

We operate our business in multiple international jurisdictions. Such operations could be materially affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our therapeutic candidates and products we may promote or commercialize, including our current commercial products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations. Additionally, because our corporate headquarters are in Israel while our commercial office is in the U.S., there is additional risk in our ability as a company to control the activities occurring in the U.S., due to the geographic separation within the company.

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

In the past, there have been heightened security concerns regarding North Korea’s nuclear weapons and long-range ballistic missile programs. This has resulted in increased uncertainty regarding both North Korea’s actions and those of the U.S. If a party will take an aggressive action, including acts of war, we may not receive sufficient quantities of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in the required timeframe, and our promotion of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg may be adversely affected.

Risks Related to Our Industry

Even if our therapeutic candidates or any product we may promote or commercialize, receive, have received regulatory clearance or approval or do not require regulatory clearance or approval, they may not become commercially viable products.

None of our therapeutic candidates have been cleared or approved for marketing, and none of our therapeutic candidates is currently being marketed or commercialized in any jurisdiction. We were granted certain rights to promote our current commercial products in certain U.S. territories and to commercialize EnteraGam® Even if any of our therapeutic candidates or any product we may promote or commercialize receive, have received or do not require regulatory clearance or approval, it may not become a commercially viable product. For example, even if we or our development or commercialization partners receive regulatory clearance or approval to market a therapeutic candidate or receive regulatory clearance or approval to promote or commercialize any product, the clearance or approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions, which could materially and adversely affect their marketability and profitability. In addition, a new therapeutic candidate may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate or any product that we may promote or commercialize, may not result in commercial success for various reasons, including but not limited to:

•	difficulty in large-scale manufacturing, including yield and quality;
•

low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to products, prevalence, and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

•	insufficient or unfavorable levels of reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators;
•	infringement on proprietary rights of others for which we or our development or commercialization partners have not received licenses;
•	incompatibility with other therapeutic candidates or marketed products;
•	other potential advantages of alternative treatment methods and competitive forces that may make it more difficult for us to penetrate a particular market segment, if at all;
•	ineffective marketing, sales, and distribution activities and support;
•	lack of significant competitive advantages over existing products on the market;
•	lack of cost-effectiveness or unfavorable pricing compared to other alternatives available on the market;
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

Unexpected safety or efficacy concerns can arise with respect to any product we may promote or commercialize, whether or not scientifically justified, potentially resulting in product recalls, withdrawals and/or declining sales, as well as product liability, consumer fraud and/or other claims. The market perception and reputation of any product we may promote or commercialize, and their safety and efficacy are important to our business and the continued acceptance of any product we may promote or commercialize. Any negative publicity about any of our products, such as the pricing of any product we may promote or commercialize, discovery of safety issues with any product we may promote or commercialize, adverse events involving any product we may promote or commercialize, or even public rumors about such events, could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, the discovery of one or more significant problems with a product similar to any product we may promote or commercialize that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have an adverse effect on the commercialization of any product we may promote or commercialize. New data about any product we may promote or commercialize, or products similar to any product we may promote or commercialize, could cause us reputational harm and could negatively impact demand for any product we may promote or commercialize due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal. Any of the foregoing could have a material adverse effect on our reputation, business, financial condition or results of operations.

The market for our therapeutic candidates and for any product we may promote or commercialize is rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs, generic products, treatments and products which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

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

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed or will be developed by others may render our therapeutic candidates and products we may promote or commercialize noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our therapeutic candidates and products we may promote or commercialize. In addition, our current commercial products and products we may promote or commercialize may compete with products of third parties for market share, and generic drugs or products that treat the same indications as our current commercial products or products we may promote or commercialize can have an adverse effect on our revenues by reducing our market share or requiring us to reduce the price of the products we market.  We are aware of at least two products that are, to our understanding, unauthorized copies of Donnatal®  that currently are being sold in the U.S. The FDA has not taken action against these products and this has had a negative effect on our commercial success. We understand that ADVANZ is pursuing legal remedies in an attempt to stop the sale of unauthorized copies of Donnatal®.

Technological competition from, and commercial capabilities of, pharmaceutical and biotechnology companies, universities, governmental entities, and others is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources, and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing, and other resources.

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations, therapeutic candidates or products we may promote or commercialize, even if commercialized. Many of our targeted diseases and conditions can also be treated by other medications or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use, among other possible advantages. The established use of these competitive drugs may limit the potential for our therapeutic candidates to receive widespread acceptance if commercialized and may limit the potential for widespread acceptance of our current commercial products and products we may promote or commercialize in the future.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the U.S.

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, the signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients, and other healthcare policy reforms. Through the law-making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made to extend medical benefits to certain Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs, and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation was one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions were designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our therapeutic candidates and products we may promote or commercialize, including our current commercial products, being chosen less frequently or the pricing being substantially lowered. At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

These structural changes could entail further modifications to the existing system of private payors and government programs (such as Medicare, Medicaid, and the State Children’s Health Insurance Program), creation of government-sponsored healthcare insurance sources, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the U.S. could impact the reimbursement for prescribed drugs and pharmaceuticals, including our current commercial products, those we and our development or commercialization partners are currently developing and/or those that we may promote or commercialize in the future. If reimbursement for our approved therapeutic candidates, products we currently commercialize or promote, or any product we may promote or commercialize is substantially reduced or otherwise adversely affected in the future, or rebate obligations associated with them are substantially increased, it could have a material adverse effect on our reputation, business, financial condition or results of operations.

Extending medical benefits to those who currently lack coverage will likely result in substantial costs to the U.S. federal government, which may force significant additional changes to the healthcare system in the U.S. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced further by decreasing the level of reimbursement for medical services or products (including those therapeutic candidates currently being developed by us or our development or commercialization partners or any product we may promote or commercialize, including our current commercial products), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, any therapeutic candidate or any product we may promote or commercialize, including our current commercial products, or for which we receive marketing approval in the future, could have a material adverse effect on our reputation, business, financial condition or results of operations.

Several states and private entities initially mounted legal challenges to the Healthcare Reform Law, and they continue to litigate various aspects of the legislation. On July 26, 2012, the U.S. Supreme Court generally upheld the provisions of the Healthcare Reform Law at issue as constitutional. However, the U.S. Supreme Court held that the legislation improperly required the states to expand their Medicaid programs to cover more individuals. As a result, the states have a choice as to whether they will expand the number of individuals covered by their respective state Medicaid programs. Some states have not expanded their Medicaid programs and have chosen to develop other cost-saving and coverage measures to provide care to currently uninsured individuals. Many of these efforts to date have included the institution of Medicaid-managed care programs. The manner in which these cost-saving and coverage measures are implemented could have a material adverse effect on our reputation, business, financial condition or results of operations.

Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux.  Legislative initiatives to modify, limit, replace, or repeal the Healthcare Reform Law and judicial challenges continue, and may increase in light of the current administration and legislative environment.  We cannot predict the impact on our business of future legislative and legal challenges to the Healthcare Reform Law or other changes to the current laws and regulations. The financial impact of U.S. healthcare reform legislation over the next few years will depend on a number of factors, including the policies reflected in implementing regulations and guidance and changes in sales volumes for therapeutics affected by the legislation. From time to time, legislation is drafted, introduced and passed in the U.S. Congress that could significantly change the statutory provisions governing coverage, reimbursement, and marketing of pharmaceutical products. In addition, third-party payor coverage and reimbursement policies are often revised or interpreted in ways that may significantly affect our business and our products.

Since taking office, President Trump has continued to support the repeal of all or portions of the Healthcare Reform Law. President Trump has also issued an executive order in which he stated that it is his administration’s policy to seek the prompt repeal of the Healthcare Reform Law and in which he directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the Healthcare Reform Law to the maximum extent permitted by law. Congress has enacted legislation that repeals certain portions of the Healthcare Reform Law, including but not limited to the Tax Cuts and Jobs Act, passed in December 2017, which included a provision that eliminates the penalty under the Healthcare Reform Law’s individual mandate, effective January 1, 2019, as well as the Bipartisan Budget Act of 2018, passed in February 2018, which, among other things, repealed the Independent Payment Advisory Board (which was established by the Healthcare Reform Law and was intended to reduce the rate of growth in Medicare spending). There have also been more recent examples of judicial challenges, such as federal judges attempting to invalidate the entire Healthcare Reform Law based on the individual mandate. There is still uncertainty with respect to the impact President Trump’s administration and the U.S. Congress may have, if any, and any changes will likely take time to unfold.

Third-party payors may not adequately reimburse customers for any of our therapeutic candidates that are approved or cleared for marketing or for products that we may promote or commercialize, including our current commercial products, and may impose coverage restrictions or limitations that affect their use.

Our revenues and profits depend heavily upon the availability of adequate reimbursement for the use of our approved or cleared therapeutic candidates, our current commercial products, and any products that we may promote or commercialize, from governmental or other third-party payors, both in the U.S. and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that the use of an approved or cleared therapeutic candidate or product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining reimbursement approval for a therapeutic candidate or for any product that we may promote or commercialize, including our current commercial products, from any government or other third-party payor is a time-consuming and costly process that could require us or our development or commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our therapeutic candidates or any product that we currently, or may, promote or commercialize to each payor. Even when a payor determines that a therapeutic candidate or a product that we promote or commercialize is eligible for reimbursement under its criteria, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or other foreign regulatory authorities, or may impose restrictions, such as prior authorization requirements, or may simply deny coverage altogether. Reimbursement rates may vary according to the use of the therapeutic candidate or the use of any product that we promote or commercialize and the clinical setting in which it is used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for products or services, and may reflect budgetary constraints or imperfections in Medicare, Medicaid or other data used to calculate these rates. In particular, reimbursement for our products may not be available from Medicare or Medicaid, and reimbursement from other third-party payors may be limited, reduced or revoked. For example, reimbursement for Donnatal® has been limited and is mostly available only through private payors, with certain restrictions, such as prior authorization requirements. Commercial coverage for Esomeprazole Strontium Delayed-Release Capsules 49.3 mg has been limited, and the class as a whole is highly genericized with certain products available inexpensively and over the counter, and many payors manage the pricing of the generics as well. In addition, because EnteraGam® is a “medical food” it is subject to unique FDA regulations and requirements that may limit its market potential. Overall, our ability to get reimbursement coverage for our commercial products has historically been limited. Successful commercialization of our current commercial products requires a conducive reimbursement environment. If our products do not receive adequate reimbursement coverage, or if reimbursement coverage is reduced or otherwise adversely affected, then their respective commercial prospects could be severely limited. Although certain payors may currently provide some form of coverage for our commercial products, payors may suspend or discontinue reimbursement at any time, may require or increase co-payments from patients, may impose restrictions or limitations on coverage, or may reduce reimbursement rates for our products. If we fail to establish broad adoption of and reimbursement for our commercial products, or if we are unable to maintain any existing reimbursement from payors, our ability to generate revenue could be harmed and this could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition to our existing commercial products, any new product we may promote or commercialize in the future may require that we expend substantial time and resources in order to obtain and retain reimbursement, and any of these efforts may not be successful.

In the U.S., there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect payments for our therapeutic candidates or for any product that we may promote or commercialize in the U.S. In addition, there is a growing emphasis on comparative effectiveness research, both by private payors and by government agencies. To the extent other drugs or therapies are found to be more effective than our products, payors may elect to cover such therapies in lieu of our products or reimburse our products at a lower rate. Legislation that reduces reimbursement for our therapeutic candidates could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our therapeutic candidates, if approved, or for any product that we may promote or commercialize, including our current commercial products. This could materially and adversely impact our reputation, business, financial condition or results of operations by reducing our ability to generate meaningful revenue, raise capital, obtain additional collaborators and market. At this stage, we are unable to estimate the extent of the direct or indirect impact of any such federal and state proposals.

Furthermore, the Centers for Medicare and Medicaid Services frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both the Centers for Medicare and Medicaid Services and other third-party payors may have sufficient market power to demand significant price reductions. Price reductions or other significant coverage policies or payment limitations could materially and adversely affect our reputation, business, financial condition or results of operations.

We are subject to U.S. federal and state healthcare laws and regulations relating to our business, and our failure to comply with such laws could have a material adverse effect on our reputation, business, financial condition or results of operations.

We are subject to additional healthcare regulation and enforcement by the U.S. federal government and the states in which we conduct or will conduct our business. Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of our therapeutic candidates, current commercial products, or any products we may promote or commercialize. Our arrangements with third-party payors, customers, employees, or others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our products. The laws that may affect our ability to operate include, but are not limited to, the following:

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

•

the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and its implementing regulations, which impose obligations on certain covered entities and their business associates with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals, regulatory authorities, and potentially the media of certain breaches of security of individually identifiable health information;

•

HIPAA’s fraud and abuse provision, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•

the FDCA, which among other things, strictly regulates drug product and medical device marketing, prohibits manufacturers from marketing such products for off-label use and regulates the distribution of samples;

•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and
•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Compliance efforts may involve substantial costs, and if our operations or business arrangements with third parties are found to be in violation of any such requirements, we may be subject to penalties, including civil or criminal penalties, monetary damages, the curtailment or restructuring of our operations, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely affect our financial results. Although effective compliance programs can help mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, financial condition or results of operations.

The Healthcare Reform Law also imposes reporting requirements on certain medical device and pharmaceutical manufacturers, among others, to make annual public disclosures of certain payments and other transfers of value to physicians and teaching hospitals and ownership or investment interests held by physicians or their immediate family members. Failure to submit required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not reported. In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing, medical directorships, and other purposes. Some states impose a legal obligation on companies to adhere to voluntary industry codes of behavior (e.g., the PhRMA Code and the AdvaMed Code of Ethics), which apply to pharmaceutical and medical device companies’ interactions with healthcare providers; some mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to physicians, and some states limit or prohibit such gifts.

Most recently, there has been a trend in federal and state legislation aimed at requiring pharmaceutical companies to disclose information about their production and marketing costs, and ultimately lowering costs for drug products. Several states have passed or introduced bills that would require disclosure of certain pricing information for prescription drugs that have no threshold amount or are above a certain annual wholesale acquisition cost. In June 2016, Vermont became the first state to pass legislation requiring certain drug companies to disclose information relating to justification of certain price increases. The U.S. Congress has also introduced bills targeting prescription drug price transparency, and two such bills, the Patient Right to Know Drug Prices Act (for private plans) and the Know the Lowest Price Act (for Medicare Parts C and D), were signed into law on October 10, 2018. These laws and any other such implementation of legislation requiring publication of drug costs could materially and adversely impact our reputation, business, financial condition or results of operations by promoting a reduction in drug prices. As such, patients may choose to use other low-cost, established drugs or therapies.

The scope and enforcement of these laws are uncertain and subject to change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and guidance. We cannot predict the impact that new legislation or any changes in existing legislation will have on our reputation, business, financial condition, or results of operations. Federal or state regulatory authorities may challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, financial condition or results of operations. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming and could negatively and adversely affect our business or results of operations.

Our marketing, promotional and business practices, including with respect to pricing, as well as the manner in which sales forces interact with purchasers, prescribers and patients, are subject to extensive regulation, including but not limited to, state and federal anti-kickback laws and any material failure to comply could result in significant sanctions against us.

The marketing, promotional, and business practices, including with respect to pricing, of pharmaceutical companies, as well as the manner in which companies’ in-house or third-party sales forces interact with purchasers, prescribers, and patients, are subject to extensive regulation, the enforcement of which may result in the imposition of civil and/or criminal penalties, injunctions, and/or limitations on marketing practices for some of our products and/or pricing restrictions or mandated price reductions for some of our products. Many companies have been the subject of claims related to these practices asserted by state or federal authorities. These claims have resulted in fines and other consequences, such as entering into corporate integrity agreements with the U.S. government. Companies may not promote drugs for “off-label” uses, that is, uses that are not described in the product’s labeling and that differ from those approved by the FDA or other applicable regulatory agencies. A  company that is found to have improperly promoted drug products for off-label uses may be subject to significant liability, including civil and administrative remedies, as well as criminal sanctions. In addition, an enforcement action against us could cause management’s attention to be diverted from our business operations and damage our reputation.

We must comply with the U.S. Foreign Corrupt Practices Act.

The U.S. Foreign Corrupt Practices Act (the “FCPA”) applies to companies, such as us, with a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The FCPA to which various of our operations may be subject generally prohibits companies and their intermediaries from engaging in bribery or making other improper payments to officials for the purpose of obtaining or retaining business. In various jurisdictions, our operations require that we and third parties acting on our behalf routinely interact with government officials, including medical personnel who may be considered government officials for purposes of these laws because they are employees of state-owned or controlled facilities. Our policies mandate compliance with these anti-bribery laws; however, we operate in many parts of the world that have experienced governmental and/or private corruption to some degree. As a result, the existence and implementation of a robust anti-corruption program cannot eliminate all risks that unauthorized reckless or criminal acts have been or will be committed by our employees or agents. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations or cash flows.

We could be exposed to significant drug product liability claims which could be time-consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The clinical trials that we conduct and the testing, manufacturing, marketing, and commercial sale and use or misuse of our therapeutic candidates and any products we may promote or commercialize, involve and will involve an inherent risk that significant liability claims may be asserted against us or our development or commercial partners. Product liability claims, or other claims related to our therapeutic candidates and any products we may promote or commercialize, regardless of merit or their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. A product liability claim could also significantly harm our reputation and the market price of our shares and delay market acceptance of our therapeutic candidates and decrease demand for any products that we promote or commercialize, including our current commercial products. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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

We currently have a product liability policy that includes coverage for our clinical trials and our commercial operations. However, our insurance may prove inadequate to cover claims or litigation costs, especially in the case of wrongful death claims. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our therapeutic candidates or products we may promote or commercialize.

Our clinical trials may indicate unexpected serious adverse events or other adverse events and/or undesirable side effects that may harm our business prospects, operating results or financial condition. Serious adverse events identified during one of our Expanded Access Programs (EAPs) may present additional risks that may adversely affect our development of the therapeutic candidates involved in the applicable EAP.

As is the case with pharmaceuticals generally, certain side effects and adverse events may emerge as safety risks associated with the use of our therapeutic candidates. Similarly, serious adverse events (SAEs) have occurred and may occur in the future in connection with our clinical trials. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may have a material adverse effect on reputation, business, financial condition or results of operations.

Patients who receive access to investigational new drugs that have not yet received regulatory marketing approval through expanded access programs may be suffering from life-threatening illnesses and poor prognosis and may have exhausted all other available therapies. The risk for serious adverse events in this patient population is high, which could have a negative impact on the prospects of our therapeutic candidates that are provided under the EAP.

Serious adverse events or other undesirable side effects in connection with the use of our therapeutic candidates provided under the EAP could cause significant delays or an inability to successfully develop or commercialize such therapeutic candidates, which would materially harm our business. In particular, any such serious adverse events or other undesirable side effects could cause us or regulatory authorities to interrupt, delay or halt non-clinical studies and clinical trials, or could make it more difficult for us to enroll patients in our clinical trials. If serious adverse events or other undesirable side effects, or unexpected characteristics of our investigational new drugs that have not yet received regulatory marketing approval are observed in patients who were granted expanded access to our investigational new drugs under the EAP, further clinical development of such product candidate may be delayed or we may not be able to continue development of such product candidates at all, and the occurrence of these events could have a material adverse effect on our business. Undesirable side effects caused by our therapeutic candidates could also result in the delay or denial of regulatory approval by the FDA or other regulatory authorities or in a more restrictive label than we expect.

Global economic conditions may make it more difficult for us to commercialize our therapeutic candidates and any products that we may promote or commercialize.

The pharmaceutical industry, like other industries and businesses, continues to face the effects of the challenging economic environment. Patients experiencing the effects of the challenging economic environment, including high unemployment levels and increases in co-pays, may switch to generic products, delay treatments, skip doses or use other less effective treatments to reduce their costs. Challenging economic conditions in the U.S. include the demands by payors for substantial rebates and formulary restrictions limiting access to brand-name drugs. In addition, in Europe and in a number of emerging markets there are government-mandated reductions in prices for certain pharmaceutical products, as well as government-imposed access restrictions in certain countries. All of the aforesaid may make it more difficult for us to commercialize our therapeutic candidates and any products that we may promote or commercialize including our current commercial products.

Our business involves risks related to handling regulated substances, which could severely affect our ability to conduct research and development of our therapeutic candidates.

In connection with our or our development or commercialization partners’ research and clinical development activities, as well as the manufacture of materials and therapeutic candidates and any products that we may promote or commercialize, we and our development or commercialization partners are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and waste. We and our development or commercialization partners may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and clinical development, as well as the activities of our manufacturing and commercialization partners, both now and in the future, may involve the controlled use of hazardous materials, including, but not limited to, certain hazardous chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we may collect and store sensitive data, including intellectual property, our proprietary business information and that of our suppliers and business partners, as well as personally identifiable information of patients, clinical trial participants and employees. We also have outsourced elements of our information technology structure, and as a result, we are managing independent vendor relationships with third parties who may or could have access to our confidential information. Similarly, our business partners and other third-party providers possess certain of our sensitive data. The secure maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee, vendor, or business partner error, malfeasance or other disruptions. We, our partners, vendors, and other third-party providers could be susceptible to attacks on our and their information security systems, which attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups. Any such breach could compromise our and their networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, and damage our reputation, any of which could adversely affect our business.

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

Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the U.S. and the European Union. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications, and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

After the completion of development and registration of our patents, third parties may still manufacture or market products in infringement of our patent-protected rights. Such manufacture or market of products in infringement of our patent-protected rights is likely to cause us damage and lead to a reduction in the prices of our therapeutic candidates or any product we may promote or commercialize, including our current commercial products, thereby reducing our potential profits.

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

In addition, in some cases, we may rely on our licensors to conduct patent prosecution, patent maintenance or patent defense on our behalf. Therefore, our ability to ensure that these patents are properly prosecuted, maintained, or defended may be limited, which may adversely affect our rights in our therapeutic candidates and potential approval for marketing products. Any failure by our licensors or development or commercialization partners to properly conduct patent prosecution, patent maintenance, patent enforcement, or patent defense could materially harm our ability to obtain suitable patent protection covering our therapeutic candidates or products or ensure freedom to commercialize the products in view of third-party patent rights, thereby materially reducing our potential profits.

We are reliant on our licensing partner, Bausch Health, to prosecute, maintain and defend the patents and other intellectual property rights of RHB-106, which we have licensed to Bausch Health. If Bausch Health does not prosecute, maintain and defend the patents and other intellectual property rights of RHB-106, it could materially harm our ability to obtain suitable patent protection covering RHB-106 or ensure freedom to commercialize RHB-106 in view of third-party patent rights, thereby materially reducing our potential profits from RHB-106.

In addition, Donnatal®, for which we were granted certain rights to promote Donnatal® in certain U.S. territories, and EnteraGam®, for which we were granted the exclusive U.S. rights to EnteraGam® for all indications for human use, are not protected by patents.   The third GI-specialty product, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, includes the active ingredient esomeprazole strontium, which is protected by a process patent covering methods of preparing esomeprazole salts. The fourth GI-specialty product, Mytesi®  (crofelemer), is protected by three methods of use patents that protect only the approved first therapeutic use of crofelemer as described on the Mytesi® label. If the FDA proceedings related to Donnatal® designed to determine its effectiveness will be ongoing, only products that receive an NDA from the FDA, DESI products and those actively participating in the hearing process of the FDA may be marketed. However, other competing products may freely enter the market, and we and our partners may not have sufficient intellectual property rights in Donnatal® to protect it from such competition. See “—Risks Related to Our Business and Regulatory Matters – Donnatal®, Mytesi®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, and EnteraGam®  or products which we may promote or commercialize in the future may be withdrawn from the market at any time due to product withdrawal requests by the FDA or other foreign regulatory authorities

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patents, we generally try to protect our trade secrets, know-how, and technology by entering into confidentiality or non-disclosure agreements with parties that have access to them, such as our development or commercialization partners, employees, contractors, and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable, and a court may determine that the right belongs to a third party.

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

In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a therapeutic candidate and any products that we may promote or commercialize or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement or other claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses or the ability to exclude others using proprietary rights could have a material adverse effect on our reputation, business, financial condition or results of operations.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may become a party to other patent litigation or proceedings before regulatory agencies, including post-grant review, inter parties review, interference or re-examination proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our therapeutic candidates or any products that we may promote or commercialize, as well as other disputes regarding intellectual property rights with development or commercialization partners, or others with whom we have contractual or other business relationships. Post-issuance proceedings challenging patent claims validity are not uncommon, and we and/or our development or commercialization partners will be required to defend these procedures as a matter of course. Such procedures may be costly, and there is a risk that we may not prevail, which could harm our business significantly.

Risks Related to our Ordinary Shares and ADSs

It is possible that we may be treated as a “passive foreign investment company”, which could result in adverse U.S. federal income tax consequences to U.S. investors.

There is some uncertainty in the determination of our PFIC status, and it is possible that we may be treated as a PFIC for U.S. federal income tax purposes for our current taxable year and future taxable years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Because the value of our assets for purposes of this determination will generally be determined by reference to the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information – Taxation — U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies”) holds Ordinary Shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Each U.S. Holder is urged to consult its own tax advisor regarding these issues.

The market price of our Ordinary Shares and our ADSs are subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market price of our Ordinary Shares on the Tel Aviv Stock Exchange (“TASE”) and our ADSs on the NASDAQ in particular, are subject to fluctuation, and changes in the price of our securities may be unrelated to our operating performance. The market price of our Ordinary Shares on the TASE and the market price of our ADSs on the NASDAQ have fluctuated in the past, and we expect they will continue to do so. The market price of our Ordinary Shares and ADSs are and will be subject to a number of factors, including but not limited to:

•	announcements of technological innovations or new therapeutic candidates or new products approved for marketing by us or others;
•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;
•	expiration or terminations of licenses, research contracts or other development or commercialization agreements;
•	public concern as to the safety of drugs we, our development or commercialization partners or others develop or market;
•	the volatility of market prices for shares of biotechnology companies generally;
•	success or failure of research and development projects;
•	departure of or major events adversely affecting key personnel;
•	developments concerning intellectual property rights or regulatory approvals;
•	variations in our and our competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts, if our Ordinary Shares or ADSs are covered by analysts;
•	changes in government regulations or patent proceedings and decisions;
•	developments by our development or commercialization partners; and
•	general market conditions, geopolitical conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our Ordinary Shares or ADSs and result in substantial losses by our investors.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time, experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation and derivative actions. If we were involved in securities or other litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

Future sales of our Ordinary Shares or ADSs could reduce the market price of our Ordinary Shares and ADSs.

All of our outstanding Ordinary Shares are registered and available for sale in Israel. In addition, as of December 31, 2018, we had options to purchase 29,400,235 Ordinary Shares under our Amended and Restated Award Plan (2010) (the “2010 Award Plan”) outstanding, options to purchase 3,000 ADSs (each representing 10 Ordinary Shares) outside the 2010 Award Plan and non-tradable warrants to purchase an aggregate of 2,025,458 ADSs (each representing 10 Ordinary Shares) outstanding. In addition, as of December 31, 2018, there were 38,518,375 Ordinary Shares reserved for issuance under our 2010 Award Plan (including Ordinary Shares subject to outstanding options under such plan). Substantial sales of our Ordinary Shares or ADSs, or the perception that such sales may occur in the future, including sales of Ordinary Shares issuable upon the exercise of options, warrants or other equity-based securities, may cause the market price of our Ordinary Shares or ADSs to decline. Moreover, the issuance of shares underlying our options and warrants will also have a dilutive effect on our shareholders, which could further reduce the price of our Ordinary Shares and ADSs on their respective exchanges.

Our Ordinary Shares and our ADSs are traded on different markets and this may result in price variations.

Our Ordinary Shares have been traded on the TASE since February 2011, and our ADSs were listed on the NASDAQ Capital Market from December 27, 2012, through July 19, 2018, and have been listed on the NASDAQ Global Market since July 20, 2018. Trading in our securities on these markets takes place in different currencies (U.S. dollars on the NASDAQ and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

There has been a limited market for our ADSs and our Ordinary Shares. We cannot ensure investors that an active market will continue or be sustained for our ADSs on the NASDAQ and our Ordinary Shares on the TASE, and this may limit the ability of our investors to sell our ADSs in the U.S. and our Ordinary Shares on the TASE.

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

While our ADSs began trading on the NASDAQ Capital Market in December 2012, and on the NASDAQ Global Market in July 2018, and our Ordinary Shares began trading on the TASE in February 2011, we cannot assure you that we will maintain compliance with all of the requirements for our ADSs and our Ordinary Shares to remain listed. Additionally, there can be no assurance that trading of our ADSs and our Ordinary Shares on such markets will be sustained or desirable.

We have incurred significant costs as a result of the listing of our ADSs on the NASDAQ, and we may need to devote substantial time and resources to new and current compliance initiatives and reporting requirements.

As a public company in the U.S. and Israel, we incur significant accounting, legal and other expenses as a result of the listing of our securities on both the NASDAQ and the TASE. These include costs associated with the reporting requirements of the Securities and Exchange Commission (the “SEC”) and the requirements of the NASDAQ Listing Rules, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, travel costs, stock exchange listing fees, and shareholder reporting, and made some activities more time-consuming and costly. Any future changes in the laws and regulations affecting public companies in the U.S. and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the NASDAQ Listing Rules, as well as applicable Israeli reporting requirements, will result in increased costs to us as we respond to such changes. These laws, rules, and regulations could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers and may require us to pay more for such positions.

As of December 31, 2018, we no longer qualify as an “emerging growth company” as defined in the JOBS Act. As such, certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder) ceased to apply, and we have begun to incur and expect to incur additional expenses and devote increased management time, effort and attention toward ensuring compliance with such reporting requirements, which are significant.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NASDAQ Stock Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ Listing Rules for domestic issuers. For instance, we follow the home country practice in Israel with regard to, among other things, director nomination procedures and quorum at shareholders’ meetings. In addition, we follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change in control, certain transactions other than a public offering involving issuances of a 20% or more interest in us and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic issuer listed on the NASDAQ Stock Market may provide less protection than is accorded to investors under the NASDAQ Listing Rules applicable to domestic issuers.

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

We may fail to maintain effective internal control over financial reporting, which may adversely affect investor confidence in us and, as a result, may affect the value of our Ordinary Shares and ADSs.

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which requires us to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting, and requires our auditor's attestation report on the effectiveness of our internal control over financial reporting. The continuous process of strengthening our internal control and complying with Section 404 of the Sarbanes-Oxley Act is complicated, expensive and time-consuming. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2018, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods. If we fail to maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it is not satisfied with our internal control. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our reputation, business, financial condition, results of operations or investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Ordinary Shares and ADSs to decline.

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

The depositary for our ADSs gives us a discretionary proxy to vote our Ordinary Shares underlying ADSs if a holder of our ADSs does not give voting instructions, except in limited circumstances.

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

The effect of this discretionary proxy is that a holder of our ADSs cannot prevent our Ordinary Shares underlying such ADSs from being voted by us in our discretion, absent the situations described above. Holders of our Ordinary Shares are not subject to this discretionary proxy.

Risks Related to our Operations in Israel

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and the region.

We are incorporated under the laws of the State of Israel, and our principal offices are located in central Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, including Hezbollah in Lebanon (and Syria) and Hamas in the Gaza Strip, both of which involved missile strikes in various parts of Israel causing the disruption of economic activities.  Our principal offices are located within the range of rockets that could be fired from Lebanon, Syria or the Gaza Strip into Israel. In addition, Israel faces many threats from more distant neighbors, in particular, Iran. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations or results of operations and could make it more difficult for us to raise capital.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government is currently committed to cover the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there is no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such business restrictions and boycotts, particularly if they become more widespread, may materially and adversely impact our business.

Because a certain portion of our expenses is incurred in currencies other than the U.S. dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the U.S. dollar. Most of our revenues and royalty payments from our agreements with our development or commercialization partners are in U.S. dollars, and we expect our revenues from future licensing and co-promotion agreements to be denominated mainly in U.S. dollars or in Euros. We pay a substantial portion of our expenses in U.S. dollars; however, a portion of our expenses, including salaries of our employees in Israel and payment to part of our service providers in Israel and other territories, are paid in NIS and in other currencies. In addition, a portion of our financial assets is held in NIS and in other currencies. As a result, we are exposed to currency fluctuation risks. For example, if the NIS strengthens against the U.S. dollar, our reported expenses in U.S. dollars may be higher. In addition, if the NIS weakens against the U.S. dollar, the U.S. dollar value of our financial assets held in NIS will decline.

Provisions of the RedHill Biopharma Ltd. 2010 Award Plan, Israeli law, our articles of association and our change in control retention plan may delay, prevent or otherwise impede a merger with, or an acquisition of, our Company, or an acquisition of a significant portion of our shares, which could prevent a change in control, even when the terms of such a transaction are favorable to us and our shareholders.

Our 2010 Award Plan provides that all options granted by us will be fully accelerated upon a “hostile takeover” of us. A “hostile takeover” is defined in our 2010 Award Plan as an event in which any person, entity or group that was not an “interested party”, as defined in the Israeli Securities Law – 1968, on the date of the initial public offering of our Ordinary Shares on the TASE, will become a “controlling shareholder” as defined in the Israel Securities Law, 1968, or a “holder,” as defined in the Israeli Securities Law – 1968, of 25% or more of our voting rights or any merger or consolidation involving us, in each case without a resolution by our board of directors supporting the transaction. In addition, if a “Significant Event” occurs and following which the employment of a grantee with us or a related company is terminated by us or a related company other than for “Cause”, and unless the applicable agreement provides otherwise, all the outstanding options held by or for the benefit of any such grantee will be accelerated and immediately vested and exercisable. A “Significant Event” is defined in our 2010 Award Plan as a consolidation or merger with or into another corporation approved by our board of directors in which we are the continuing or surviving corporation or in which the continuing or surviving corporation assumes the option or substitutes it with an appropriate option in the surviving corporation.

The Israeli Companies Law, 1999, or the Israeli Companies Law, regulates mergers, requires tender offers for acquisitions of shares or voting rights above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, the Israeli Companies Law provides that certain purchases of securities of a public company are subject to tender offer rules. As a general rule, the Israeli Companies Law prohibits any acquisition of shares or voting power in a public company that would result in the purchaser holding 25% or more, or more than 45% of the voting power in the company, if there is no other person holding 25% or more, or more than 45% of the voting power in a company, respectively, without conducting a special tender offer. The Israeli Companies Law further provides that a purchase of shares or voting power of a public company or a class of shares of a public company which will result in the purchaser’s holding 90% or more of the company’s shares, class of shares or voting rights, is prohibited unless the purchaser conducts a full tender offer for all of the company’s shares or class of shares. The purchaser will be allowed to purchase all of the company’s shares or class of shares (including those shares held by shareholders who did not respond to the offer), if either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class. The shareholders, including those who indicated their acceptance of the tender offer (except if otherwise detailed in the tender offer document), may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such an application to the court may be filed as a class action.

In addition, the Israeli Companies Law provides for certain limitations on a shareholder that holds more than 90% of the company’s shares, or class of shares.

Pursuant to our articles of association, the size of our board of directors may be no less than five persons and no more than eleven, including any external directors whose appointment is required under law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election (other than any director originally nominated for election by virtue of the nomination right granted to any investor who purchased, in the Company’s public offering which closed on December 27, 2016, together with its affiliates, at least $15 million of ADSs and warrants (excluding the proceeds, if any, from the exercise of warrants, whose term of office may expire earlier depending on the beneficial ownership by the investor of the Company’s shares)). This process continues indefinitely. Such provisions of our articles of association make it more difficult for a third party to effect a change in control or takeover attempt that our management and board of directors oppose.

In addition, we have adopted a change in control employee retention plan providing for compensation to Company officers and employees in the event of a change in control (as defined by the plan), subject to the satisfaction of various conditions.  See “Item 6 B. – Compensation – Change in Control Retention Plan.”

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

It may be difficult to enforce a U.S. judgment against us and our directors and officers in Israel or the U.S. or to serve process on our directors and officers.

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

The obligations and responsibilities of our shareholders are governed by Israeli law, which may differ in some respects from the obligations and responsibilities of shareholders of U.S. companies. Israeli law may impose obligations and responsibilities on a shareholder of an Israeli company that are not imposed upon shareholders of corporations in the U.S.

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

The Israeli Companies Law and our articles of association permit us to indemnify our directors and officers for acts performed by them in their capacity as directors and officers. The Israeli Companies Law provides that a company may not exempt or indemnify a director or an officer nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of: (a) a breach by the director or officer of his duty of loyalty, except for insurance and indemnification where the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the director or officer of his duty of care if the breach was done intentionally or recklessly, except if the breach was solely as a result of negligence; (c) any act or omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanctions, or forfeit imposed on the officer or director. Our articles of association provide that we may exempt or indemnify a director or an officer to the maximum extent permissible under law.

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

Our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their duties as directors by shifting the burden of such losses and expenses to us. Although we have obtained directors’ and officers’ liability insurance, certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded. As a result, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business or financial condition and limit the funds available to who may choose to bring a claim against us. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their duties and may similarly discourage the filing of derivative litigation by our shareholders against the directors and officers even though such actions, if successful, might otherwise benefit our security holders.

ITEM 4.           INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our legal and commercial name is RedHill Biopharma Ltd.  Our company was incorporated on August 3, 2009, and was registered as a private company limited by shares under the laws of the State of Israel. Our principal executive offices are located at 21 Ha’arba’a Street, Tel Aviv, Israel, and our telephone number is 972-3-541-3131.

In February 2011, we completed our initial public offering in Israel, pursuant to which we issued 14,302,300 Ordinary Shares, and 7,151,150 tradable Series 1 Warrants to purchase 7,151,150 Ordinary Shares for aggregate gross proceeds of approximately $14 million. On December 27, 2012, we completed the listing of our ADSs on the NASDAQ Capital Market, and on July 20, 2018, our ADSs were listed on the NASDAQ Global Market. Our Ordinary Shares are traded on the Tel-Aviv Stock Exchange under the symbol “RDHL,” and our ADSs are traded on the NASDAQ Global Market under the same symbol "RDHL."

The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov.

Our web site address is http://www.redhillbio.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

Our capital expenditures for the years ended December 31, 2018, 2017, and 2016 were approximately $23,000, $146,000 and $85,000 respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.         Business Overview

We are a specialty biopharmaceutical company, primarily focused on proprietary drugs for gastrointestinal (“GI”) diseases. From inception to the end of the period covered by this Annual Report, we invested a total of $5.3 million on in-licensing and acquisitions of therapeutic candidates and related technologies.

Depending on the specific development program, our therapeutic candidates are designed to exhibit greater efficacy and provide improvements over existing drugs by one or more of the following: by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage. Where applicable, we intend to seek FDA approval for the commercialization of certain of our therapeutic candidates through the alternative Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended (“FDCA”), and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists of seven therapeutic candidates, most in late-stage clinical development.

We generate our pipeline of therapeutic candidates by identifying, rigorously validating and in-licensing or acquiring products that are consistent with our product strategy and that we believe exhibit a relatively high probability of therapeutic and commercial success. None of our therapeutic candidates has been approved for marketing and, to date; our therapeutic candidates have not generated meaningful sales. We intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis. We also evaluate, on a case-by-case basis, co-development and similar arrangements and the independent commercialization of our therapeutic candidates in the U.S.

In addition to our primary focus on the development of clinical-stage GI products, we have established commercial presence and capabilities in the U.S., intended primarily to support potential future launch of our GI-related therapeutic candidates currently under development in the U.S. We pursue our GI-focused sales force in the U.S. currently promotes Donnatal®  (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide), Mytesi® (crofelemer 125 mg delayed-release tablets) and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercializes EnteraGam® (serum-derived bovine immunoglobulin/protein isolate (“SBI”)).

Our Strategy

Our goal is to become a significant player in the development and commercialization of pharmaceuticals for the treatment of GI diseases.

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

•

advance our initiative to become a revenue-generating, GI-focused, specialty biopharmaceutical company with a commercial presence in the U.S. to support potential future commercialization of our therapeutic candidates and products approved for marketing by identifying and acquiring rights to products that have been approved for marketing in the U.S. from pharmaceutical companies that are interested in divesting one or more of their products. Specifically, we seek to acquire rights to products that are already commercialized in the U.S., preferably with a therapeutic focus on GI, which would enable us to commercialize such products independently through our own marketing and commercialization capabilities. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field;

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

Our Therapeutic Candidates

Summary

The ongoing development programs of our seven therapeutic candidates, most in late-stage clinical development, include “TALICIA®”, “RHB-104”, “RHB-204”, “BEKINDA®”, “RHB-106”, “YELIVA®” and “RHB-107” and related research and development programs, the most advanced of which are described below.

Name of Therapeutic Candidate	Proposed Indication	Potential Advantages Over Most Existing Treatments, if Approved	Development Stage	Rights to the Product
TALICIA®	H. pylori infection	Improved efficacy; all-in-one pill	First Phase 3 study in the U.S. completed; confirmatory Phase 3 study in the U.S. ongoing

Acquired all rights to the composition and its use for the treatment of a GI disorder associated with H. pylori, worldwide and exclusive.  We filed our own IP applications directed to the proposed commercial formulation and use

RHB-104	Crohn’s disease	Novel mechanism of action and improved clinical benefit (targeting suspected underlying cause of Crohn's disease)	First Phase 3 study in N. America, Israel, Australia, New Zealand, and Europe ongoing; open label extension Phase 3 study ongoing	We filed patent applications internationally directed to the proposed commercial formulation and use
RHB-104	Multiple sclerosis (MS)	Oral formulation and novel mechanism of action	Phase IIa proof of concept study in Israel completed	We filed patent applications internationally directed to the proposed use of triple antibiotic therapy to treat RRMS
RHB-204	Pulmonary nontuberculous mycobacteria (NTM) infections caused by Mycobacterium avium complex (MAC)	Oral formulation targeting a major cause of pulmonary NTM infections	A single pivotal Phase 3 study planned in support of an NDA filing; initiation expected second half of 2019	We filed patent applications internationally directed to the proposed commercial formulation and use
BEKINDA® 24 mg	Acute gastroenteritis and gastritis	No other approved 5-HT3 serotonin receptor inhibitor for this indication; once-daily dosing	First Phase 3 study in the U.S. completed; confirmatory Phase 3 study in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
BEKINDA® 12 mg	IBS-D	Potential 5-HT3 serotonin receptor inhibitor with improved safety, while maintaining efficacy	Phase 2 in the U.S. completed; final results announced in January 2018	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-106	Bowel preparation	Oral pill, avoid severe bad taste of chemical solutions, no known nephrotoxicity issues	Licensed to Bausch Health	Worldwide rights licensed to Bausch Health
YELIVA®	Advanced unresectable cholangiocarcinoma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Phase 2a study in the U.S. ongoing (ABC-108)	Worldwide exclusive license
YELIVA®	Refractory or relapsed multiple myeloma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Investigator-initiated Phase 1b/2 study in the U.S. ongoing (ABC-103)	Worldwide exclusive license
YELIVA®	Advanced hepatocellular carcinoma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Investigator-sponsored Phase 2 study in the U.S. ongoing (ABC-106)	Worldwide exclusive license
RHB-107 (Upamostat; formerly MESUPRON)	Gastrointestinal and other solid tumors	An orally-dosed small molecule compound with an established clinical safety profile; first-in-class specific inhibitor of five human serine proteases	Completed Phase 2 studies in pancreatic cancer and breast cancer; pre-clinical studies ongoing	Worldwide exclusive license; excludes China, Hong Kong, Taiwan, and Macao

TALICIA®  (proposed tradename for RHB-105, if approved)

TALICIA® is an investigational new drug intended for the eradication of H. pylori bacterial infection in the GI tract. TALICIA® is a combination of three approved drug products – omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for digestion of food in the stomach), amoxicillin and rifabutin, which are antibiotics. TALICIA® is administered to patients orally.

Chronic infection with H. pylori irritates the mucosal lining of the stomach and small intestine. The original discovery of the H. pylori bacteria and its association with peptic ulcer disease warranted the Nobel Prize in 2005. H. pylori infection has since been associated with a variety of outcomes, which include: dyspepsia (non-ulcer or functional), peptic ulcer disease (duodenal ulcer and gastric ulcer), primary gastric B-cell lymphoma, vitamin B12 deficiency, iron deficiency, anemia, and gastric cancer.

Gastric cancer is one of the most commonly diagnosed cancers worldwide and one of the most common causes of cancer-related deaths, accounting for approximately 780,000 deaths annually, according to the World Health Organization (“WHO”). According to a 2010 report by Polk DB et al. published in Nature Reviews Cancer, H. pylori-induced gastritis is the strongest singular risk factor for cancers of the stomach, and eradication of H. pylori significantly decreases the risk of developing cancer in infected individuals without pre-malignant lesions.

In November 2014, TALICIA®  was granted QIDP designation by the FDA. The QIDP designation was granted under the FDA's Generating Antibiotic Incentives Now (GAIN) Act, which is intended to encourage development of new antibiotic drugs for the treatment of serious or life-threatening infections that have the potential to pose a serious threat to public health. The granted QIDP designation allows us to benefit from Fast-Track development status with an expedited development pathway for TALICIA® and eligibility for Priority Review status which potentially provides shorter review time by the FDA of a future potential marketing application. If approved, TALICIA® will also receive an additional five years of U.S. market exclusivity on top of the standard exclusivity period, for a total of eight years of market exclusivity.

TALICIA® is targeting a significantly broader indication than that of existing H. pylori therapies, as a treatment of H. pylori infection, regardless of ulcer status.

We acquired the rights to TALICIA® pursuant to an agreement with Giaconda Limited. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA®, and RHB-106.”

Market and Competition

The first-line therapies for H. pylori infection recommended by the American College of Gastroenterology in 2017 commonly include clarithromycin or metronidazole antibiotics with amoxicillin and a proton pump inhibitor. Such current standard-of-care treatments fail in approximately 30-40% of the patients due to the development of antibiotic resistance, based on “The Toronto Consensus for the Treatment of Helicobacter pylori Infection in Adults” by Fallone et al. published in Gastroenterology in 2016 and reports by Prof. David Y. Graham, M.D., et al. published in Nature Clinical Practice Gastroenterology & Hepatology in 2008 and in Gut in 2010 and by Malfertheiner P. et al. published in Gut in 2012.

As published in the 2006 study report by Dr. T.J. Borody, et al. in Alimentary Pharmacology & Therapeutics, the potential advantage of TALICIA® over the current first-line therapies was shown in a Phase 2 study comprised of 130 subjects. In the study, a different formulation of TALICIA®, using the same antibiotic ingredients and a similar proton pump inhibitor, was shown to eradicate H. pylori in over 90% of treated patients who failed previous eradication attempts using standard-of-care treatments. Furthermore, final results from the first Phase 3 study in the U.S. (the “ERADICATE Hp Study”) conducted by us demonstrated 89.4% efficacy in eradicating H. pylori infection with TALICIA® in 118 dyspepsia patients with confirmed H. pylori infection.

H. pylori bacterial infection affects over 50% of the adult population worldwide, according to a 2018 report by Kakelar HM et al., published in Gastric Cancer, and approximately 35% of the U.S. population, according to a report by Hooi JKY et al. published in 2017 in Gastroenterology. In the U.S., we estimate that approximately 2.5 million patients per annum are treated for H. pylori eradication, based on a 2018 analysis by Foster Rosenblatt, a provider of analytic consulting and management development services for the life sciences industry. Based on the analysis by Foster Rosenblatt, we estimate the potential global and U.S. market for TALICIA® was approximately $4.8 billion and $1.4 billion in 2018, respectively.

Clinical Development

A Phase 2 clinical trial in Australia was completed with a different formulation of TALICIA®, using the same antibiotic ingredients and a similar proton pump inhibitor. A first Phase 3 trial in the U.S., the ERADICATE Hp Study, which was completed in 2015, showed 89.4% eradication of H. pylori with TALICIA®  therapy while open-label standard-of-care yielded an H. pylori eradication rate of 63% in placebo subjects.

We met with the FDA in April 2016 to discuss the results of the ERADICATE Hp Study and the proposed design of the confirmatory Phase 3 study for the treatment of H. pylori infection. In light of the feedback received from the FDA, in January 2017 we entered into an agreement with ICON Clinical Research Limited to perform clinical trial services for the confirmatory Phase 3 study. Pursuant to a recommendation from the FDA, we completed a successful supportive pharmacokinetic (PK) program in May 2017 prior to initiating the confirmatory Phase 3 study.

In June 2017, we initiated a confirmatory Phase 3 study with TALICIA® for the treatment of H. pylori infection (the “ERADICATE Hp2 study”). The ERADICATE Hp2 study is a two-arm, randomized, double-blind, active comparator-controlled study, that investigated 455 dyspepsia patients with confirmed H. pylori infection at 55 clinical sites across the U.S. Subjects were randomized 1:1 to receive four capsules, three times daily, of either TALICIA® or the active comparator, a dual therapy amoxicillin and omeprazole regimen at equivalent doses, for a period of 14 days.

In December 2018, we announced positive top-line results from the ERADICATE Hp2 study. The study successfully met its primary endpoint with a high degree of statistical significance, demonstrating 84% eradication of H. pylori infection with TALICIA® versus 58% in the active comparator arm in the intent-to-treat population (p<0.0001). No safety issues were reported in the study and TALICIA® was found to be well tolerated.

Preliminary H. pylori culture results taken throughout the ERADICATE Hp2 study from patients across 20 U.S. states confirmed the high resistance of H. pylori to the antibiotics most commonly used for treatment, clarithromycin (17% resistance) and metronidazole (44% resistance). Importantly, no resistance to rifabutin, a key component in TALICIA®’s unique and proprietary formulation, was detected in the study.

Moreover, consistent with the literature describing the diminished efficacy of standard-of-care therapies, results from the open-label part of the ERADICATE Hp2 Phase 3 study showed 60% eradication of H. pylori with these therapies.

Results from the ERADICATE Hp2 study showed consistent 21- 29% treatment benefit of TALICIA®  versus the active comparator across all H. pylori culture susceptibility and resistance subgroups, including amoxicillin, clarithromycin, and metronidazole.

We will continue to analyze the data from the ERADICATE Hp2 study, including antibiotic susceptibility and resistance, and plan to meet with the FDA to present the data and discuss the path towards potential marketing approval of TALICIA® in the U.S.

Subject to any additional regulatory feedback, the ERADICATE Hp2 study is expected to complete the clinical package required for a potential submission of an NDA with the FDA for TALICIA®  in the first half of 2019.

The following chart summarizes the clinical trial history and status of TALICIA®:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Number of subjects of the trial	Nature and status of the trial	Schedule
-	Phase 2a	Examining the therapeutic candidate’s effectiveness in treating H. pylori infection in patients for whom standard of care had failed to treat the infection	Center for Digestive Disease, Australia	130	The trial was completed and indicated that the treatment is effective for H. pylori-infected patients for whom standard of care had failed to treat the infection	Completed in 2005
-	Comparative Bioavailability	Comparing the bioavailability of TALICIA® to the bioavailability of an equivalent dose of commercially available active ingredients	Algorithme Pharma, Canada	16	Completed	Completed in 2013
ERADICATE Hp Study	Phase 3	Examining the effectiveness, safety, and PK of the final formulation	13 sites in the U.S.	118	Completed	Completed in 2015
-	Comparative Bioavailability	Comparing the bioavailability of TALICIA® in fed and fasted state and to the bioavailability of the active comparator for the confirmatory Phase 3 study	Algorithme Pharma, Canada	18	Completed	Completed in 2017
ERADICATE Hp2 Study	Phase 3	Assess the safety and efficacy of TALICIA® as compared to active comparator	65 sites in the U.S.	455	Positive top-line results announced in December 2018	Final results expected in the first quarter of 2019

We cannot predict with certainty our development costs, and such costs may be subject to change. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

RHB-104

Crohn’s Disease

RHB-104 is an investigational new drug intended to treat Crohn’s disease, which is a serious inflammatory disease of the GI system that may cause severe abdominal pain and bloody diarrhea, malnutrition and potentially life-threatening complications.

RHB-104 is a patented combination of clarithromycin, clofazimine, and rifabutin, three generic antibiotic ingredients, in a single capsule. The compound was developed to treat MAP infections in Crohn’s disease. We announced positive top-line safety and efficacy results from the first Phase 3 study with RHB-104 for Crohn’s disease (the “MAP US study”) in July 2018, and have an ongoing open-label extension Phase 3 study (the “MAP US2 study”) to evaluate the safety and efficacy of RHB-104 in subjects who remain with active Crohn’s disease (CDAI ≥ 150) after 26 weeks of blinded study therapy in the Phase 3 MAP US study.

To date, Crohn’s disease has been considered an autoimmune disease, but the exact pathological mechanism is unclear. Dr. Robert J. Greenstein suggested in The Lancet Infectious Diseases, 2003 that Crohn’s disease is caused by MAP, the same organism responsible for causing a major disease in animal agriculture production, domestic and wild animals. This hypothesis is supported by an expanding number of scientific and clinical studies published in peer-reviewed journals since a National Institute of Allergy and Infectious Diseases conference that focused on MAP in Crohn’s disease took place in 1998. Specific genetic loci like NOD2/CARD15 have been implicated in the pathogenesis of Crohn’s disease with mutations in NOD2 suspected of leading to defective recognition of MAP and increased compensatory immune activation in patients with Crohn’s disease. Advances in diagnostic technology have led to increasingly higher identification of MAP, with studies, such as Bull TJ et al. J Clin Microbiol, 2003 and Shafran I et al. Dig Dis Sci, 2002, demonstrating a high prevalence of MAP in Crohn’s disease patients. However, there is currently no FDA-approved commercial diagnostic test for MAP.

In 2011, we obtained FDA “Orphan Drug” status for RHB-104 for the treatment of Crohn’s disease in the pediatric population. See “Item 4. Information on the Company – B. Business Overview – Government Regulations and Funding – Orphan Drug Designation.”

The formulation for RHB-104 and manufacturing of the all-in-one capsules for our clinical trials have been completed. Stability testing of the clinical trial material is ongoing.

We acquired the rights to RHB-104 pursuant to an asset purchase agreement with Giaconda Limited, an Australian company. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA®, and RHB-106.”

We continue to pursue the development program for a companion diagnostic for the detection of MAP bacteria in Crohn’s disease patients in collaboration with U.S. universities and diagnostic companies. These efforts are in part based on detecting the presence of MAP bacterial DNA in the blood, the rights for which we acquired from UCF.   We do not know if or when such a diagnostic test would become available.

Market and Competition

According to GlobalData, a provider of market intelligence for the pharmaceutical sector, there were approximately 1.69 million diagnosed prevalent cases of Crohn's disease in the seven major markets (U.S., France, Germany, Italy, Spain, UK, Japan) in 2018. This number of prevalent cases is expected to increase to 1.85 million by 2022.

According to GlobalData, the 2018 sales of drug treatments for Crohn’s disease were estimated at approximately $10.5 billion in the seven major markets and are expected to exceed $12.8 billion in 2022 in the seven major markets.

Therapeutic interventions in Crohn’s disease patients are based on the disease location, severity, and associated complications. Therapeutic approaches for the treatment of Crohn’s disease are individualized according to the patient’s symptomatic response and tolerance to the prescribed treatment. Since the existing treatments are not curative, the current therapeutic approaches are sequential and involve treatment of an acute disease or inducing clinical remission followed by maintenance of the response or remission to improve the patient’s quality of life.

Currently, available drugs on the market for the treatment of Crohn’s disease offer symptomatic relief, the effects of which are largely temporary or partial and are accompanied by numerous adverse effects. The most commonly prescribed drugs for treatment of Crohn’s disease include 5 Aminosalicylates (5-ASA, such as mesalamine), corticosteroids (such as prednisone), immunosuppressant drugs (such as azathioprine and methotrexate) and biologic agents, including TNF-α inhibitors (such as Remicade®, Humira® and Cimzia®), integrin inhibitors (such as Tysabri® and Entyvio®) and an IL 12 and IL23 antagonist (such as Stelara®).

Unlike drugs currently on the market for the treatment of Crohn’s disease, which are immunosuppressive agents, RHB-104 is intended to address the suspected cause of the disease - MAP bacterial infection. To the best of our knowledge, there are no drugs approved for marketing that target infections caused by MAP bacteria in Crohn’s disease patients.

We may also be exposed to potentially competitive products, which may be under development to treat Crohn’s disease, including new biological therapies and other new therapies. Additionally, Salix Pharmaceuticals (a wholly owned subsidiary of Bausch Health) together with Alfasigma S.p.A announced that they will initiate a late-stage clinical program to study a formulation of the antibiotic rifaximin (Xifaxan®) for the treatment of Crohn’s disease.

Clinical Development

A Phase 3 clinical trial for RHB-104 was conducted in Australia, sponsored by Pharmacia, a Swedish company (which merged with Pfizer), with the primary endpoint of evaluating the ratio of patients with recurrent symptoms of Crohn’s disease following the initial induction of remission with 16 weeks of treatment with prednisolone initiated at 40 mg / day and weaned over the 16-week period. Subjects were subsequently assessed at 52, 104 and 156 weeks. The main secondary objective was the percentage of patients who achieved clinical remission at 16 weeks. The results of the trial were published by Professor Warwick Selby et al. in 2007 in the medical journal Gastroenterology. Although the study did not meet the main objective of showing a difference in relapse rate with long-term treatment, there was a statistically significant difference between the treatment groups in the percentage of subjects in remission at week 16. Professor Marcel Behr and Professor James Hanley from McGill University published a re-analysis of the study in The Lancet Infectious Diseases in June 2008, based on the intent-to-treat (ITT) principle and found that there was a significant statistical advantage for the active therapy over the placebo throughout the two-year period of administration that disappeared once the active therapy was discontinued.

In June 2011, we entered into an agreement with our Canadian service provider, which entered into a back-to-back agreement with PharmaNet Canada Inc. for the provision of clinical trial services for the RHB-104 adult studies in North America and Europe. PharmaNet was subsequently acquired by inVentiv Health which became Syneos Health (“Syneos”), and our agreements were transferred to Syneos. See “—Master Service Agreement with 7810962 Canada Inc. and see also "Clinical Services Agreement –  Clinical Services Agreement related to RHB-104."

In October 2012, we entered into an agreement with our Canadian service provider, which, in turn, entered into a back-to-back agreement with a Canadian manufacturer to complete the manufacturing and supply of RHB-104 for our clinical trials. In addition, we entered into additional manufacturing agreements directly with the Canadian manufacturer.

In July 2018, we announced positive top-line results from the MAP US study, a randomized, double-blind, placebo-controlled first Phase 3 study with RHB-104 for Crohn’s disease. The Phase 3 study enrolled 331 subjects with moderately to severely active Crohn’s disease (defined as Crohn’s Disease Active Index (“CDAI”) between 220 and 450) in the U.S., Canada, Europe, Australia, New Zealand, and Israel. Subjects were randomized 1:1 to receive RHB-104 or placebo as an add-on therapy to baseline standard-of-care medications, including 5-ASAs, corticosteroids, immunomodulators or anti-TNF agents.

Our MAP US study successfully met its primary endpoint, as well as key secondary endpoints. Top-line results in the intent-to-treat (ITT) population demonstrated superiority of RHB-104 over placebo in achieving remission at week 26, defined as CDAI value of less than 150, the primary endpoint of the study. The proportion of patients meeting the primary endpoint was significantly greater in the RHB-104 group compared to placebo at week 26 (37% vs. 23%, p= 0.007). Moreover, while the secondary endpoints were not powered for significance in this induction of remission trial, key secondary endpoints were nevertheless met with statistically and clinically meaningful outcomes, demonstrating consistent benefit to Crohn’s disease patients treated with RHB-104. RHB-104 was found to be generally safe and well tolerated.

The top-line results were provided to us by an independent third party following an independent analysis and remain subject to completion of the independent review and analysis of the underlying data, including all safety, secondary and other outcome measures, and completion of the Clinical Study Report. We believe that additional clinical studies will most likely be required to support an NDA for RHB-104, if filed. We plan to meet with key opinion leaders and the FDA to present the data package and discuss the development path to potential approval and also continue discussions with potential partners for RHB-104.

In addition, an open-label extension Phase 3 study (the “MAP US2 study”) is ongoing to evaluate the safety and efficacy of RHB-104 in subjects who remain with active Crohn’s disease (CDAI ≥ 150) after 26 weeks of blinded study therapy in the Phase 3 MAP US study. These subjects had the opportunity to receive treatment with RHB-104 for a 52-week period in the open-label MAP US2 study. We expect that the data collected in the MAP US2 study will be supplemental to the MAP US study data. The MAP US2 study’s primary endpoint is disease remission at week 16, defined as CDAI of less than 150. In July 2018, the MAP US2 study completed enrollment of 54 subjects in the U.S., Canada, Europe, Israel, and New Zealand.

We have conducted several supportive studies with the current formulation of RHB-104, and a long-term population pharmacokinetic study is ongoing as part of the MAP US study.

The following chart summarizes the clinical trial history and status of RHB-104 and its earlier individual active agents:

Clinical trial author/designation	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
Borody 2002	Phase 2a	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	12	Performed	Completed 2002
Borody 2005	Phase 2	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	52	Performed	Completed 2005
Selby	Phase 3	Examining the effect of the treatment with the product on Crohn’s disease patients	20 clinical centers in Australia	213	The trial was performed and indicated promising improvement rates, although it did not meet the main trial objective, as defined	Published in 2007
Biovail PK Study 2007	PK Study	Optimize the formulation of RHB-104 on a PK basis	Toronto, Ontario	24	The trial compared two formulations to determine the optimum formulation for RHB-104	Completed 2007
MAP US Study	Phase 3	Assess the safety and efficacy of RHB-104 in Crohn’s disease patients	U.S., Canada. Israel, Australia, New Zealand, and Europe	331	Positive top-line results announced in July 2018.	Final results expected in the first quarter of 2019
Food Effect Study	PK Study	Determine the effect of food on the bioavailability of RHB-104 in healthy volunteers	Algorithme Pharma, Canada	84	Completed	Completed 2014
Drug-Drug Interaction Study	PK Study	To assess the net PK effect of multiple doses of RHB-104 on CYP3A4 enzymes in healthy volunteers	Algorithme Pharma, Canada	36	Ended	Ended 2014
MAP US2 Study	Phase 3	Assess the safety and efficacy of RHB-104 in Crohn’s disease patients	U.S., Canada, Israel, New Zealand, and Europe	54	Ongoing	Ongoing

Expanded Access Programs (EAP) for Treatment of Crohn’s Disease

Responding to a number of requests from investigators in the MAP US study, we recently opened up an EAP for the use of RHB-104 for treatment of Crohn’s Disease outside of clinical trials. Treating physicians are required to submit to us expanded access requests on behalf of patients in addition to obtaining the local regulatory approval for the proposed use of the investigational medicinal product. Our medical professionals evaluate each request and respond based on the scientific evidence available at the time of the request and specific criteria set by us.  We cannot predict how long this program will continue, and we may decide for various reasons, including but not limited to, resources and availability of RHB-104, not to continue with the EAP for RHB-104.

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

Clinical Development

We have performed several preclinical studies, including studies in an experimental autoimmune encephalomyelitis (EAE) mouse model of MS, to investigate the potential impact of RHB-104 in treating MS. The first preclinical study measured cytokine production (biomarkers of inflammation) and demonstrated that the RHB-104 treatment led to a significant reduction in pro-inflammatory cytokine concentrations of IL-6 and TNF, which are associated with inflammation and MS, compared to the control group. The second preclinical study measured the efficacy of RHB-104 as prophylactic therapy, and the treatment with RHB-104 demonstrated a significant reduction in the inflammatory area and level of demyelination, compared with the control group. The third preclinical study measured relapses, demonstrating RHB-104’s efficacy in significantly reducing the incidence of relapse compared with the control group.

Following these preclinical studies, in June 2013, we initiated a Phase 2a proof-of-concept study with RHB-104 for relapsing-remitting multiple sclerosis (“RRMS”) (the “CEASE MS” study) at two clinical sites in Israel. The study was completed, and the final results (48 weeks) were announced in December 2016. The final results (48 weeks) were consistent with the interim results (24 weeks), suggesting meaningful positive safety and clinical signals upon 24 weeks of treatment with RHB-104 as an add-on therapy, including an encouraging relapse-free rate, Expanded Disability Status Scale scores and MRI results, which support further clinical development.

The following chart summarizes the development history and status of RHB-104-MS:

Trial name	Development phase	Purpose of the trial	Clinical trial sites	Planned number of subjects of the trial	Status of the trial
EAE Mouse T-cell Function Study	Pre-Clinical	Measure cytokine production as a measure of inflammation in EAE mice treated with RHB-104 vs. negative controls	-	-	Completed 2012
EAE Prophylaxis Study	Pre-Clinical	Scoring EAE severity in mice treated prophylactically with RHB-104 vs. negative controls	-	-	Completed 2012
EAE Relapse Study	Pre-Clinical	Scoring EAE severity in mice treated with RHB-104 vs. negative and positive controls	-	-	Completed 2012
Lipopolysaccharide (LPS)-induced cytokine production study	Pre-Clinical	Measure LPS-induced cytokine production in C57BL/6 mice treated with RHB-104 vs. negative and positive controls	-	-	Completed 2013
CEASE-MS	Phase 2a	Proof of concept study to assess the safety and efficacy of RHB-104 in RRMS	Israel	18	Completed 2016; final results announced in December 2016

Additional trials will be required as part of the RHB-104 MS global development program and regulatory strategy.

We cannot predict with certainty our development costs, and such costs may be subject to change. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

RHB-204

Nontuberculous Mycobacteria Infections

In light of our discussions with the FDA on our design of a single pivotal Phase 3 study in support of a potential NDA filing for the treatment of pulmonary nontuberculous mycobacteria (NTM) caused by mycobacterium avium complex (MAC), we plan, subject to completion of a supportive non-clinical program and further input from the FDA, to initiate a pivotal Phase 3 study with RHB-204 in the second half of 2019.

The study will be intended to assess the efficacy and safety of RHB-204 as a first-line treatment for pulmonary NTM infections caused by MAC.

In January 2017, we announced that RHB -204 had been granted QIDP designation by the FDA for the treatment of NTM infections, including eligibility for an extended market exclusivity period, if approved for marketing in the U.S.

RHB-204 is a patented fixed-dose combination product of three antibiotics intended to simplify administration and optimize compliance. Each capsule contains the same three antibiotics as RHB-104 (clarithromycin, clofazimine, and rifabutin), but at doses unique from RHB-104. Clarithromycin and rifabutin were selected because mycobacteria live within host cells, and these agents have intracellular activity against MAC. Further, rifabutin enhances the antimicrobial activity of clarithromycin due to increased levels of clarithromycin’s active metabolite. Selection of clofazimine was based on its activity against MAC, preferential accumulation in macrophages and bactericidal activity demonstrated in a mouse model of tuberculosis.

Market and Competition

Pulmonary NTM is an orphan disease affecting an estimated 110,000 patients in the U.S. in 2017, according to a 2017 analysis by Foster Rosenblatt. The incidence and prevalence of NTM lung disease are increasing worldwide, while treatment options remain limited, lengthy and challenging, according to Ryu YJ et (Tuberc Respir Dis, 2016).

NTM are naturally occurring organisms found in water and soil, which can cause chronic pulmonary infection. According to Prevots DR (Am J Respir Crit Care Med, 2010), approximately 80% of pulmonary NTM cases in the U.S. are associated with MAC. In some people, infection with NTM may lead to a progressive lung disease characterized by cough, shortness of breath, fatigue and weight loss. NTM disease is more common in the older adult population and individuals with a compromised immune system or underlying lung disease.

According to the American Lung Association, NTM are relatively resistant to antibiotics and can become more resistant if only one antibiotic is used. Effective treatment of NTM caused by MAC requires three drugs for at least 12 months of treatment. Currently recommended treatment regimens, drug resistance patterns, and treatment outcomes differ according to the NTM species, and management is a lengthy complicated process with limited therapeutic options (Ryu YJ et al. 2016). Adherence to the guidelines for treating NTM lung disease is suboptimal, and potentially harmful antibiotics regimens are commonly prescribed. Management of NTM disease requires prolonged use of costly combinations of multiple drugs with a significant potential for toxicity.

In September 2018, FDA approved Arikayce® (amikacin liposome inhalation suspension), a new drug developed by Insmed Incorporated, for the treatment of lung disease caused by MAC in a limited population of refractory patients which does not respond to conventional treatment. To the best of our knowledge, this is the first treatment approved specifically for pulmonary NTM infections caused by MAC.  Arikayce® is indicated as a second-line therapy in refractory patients as part of a combination antibacterial drug regimen. The Arikayce® prescribing information includes a Boxed Warning regarding the increased risk of respiratory conditions, including hypersensitivity pneumonitis, bronchospasm, exacerbation of underlying lung disease and hemoptysis that have led to hospitalizations in some cases.

Additional drug candidates are currently under development for the treatment of NTM infections, including Molgradex (Savara Inc.), an inhaled formulation of recombinant human GM-CSF, which is being evaluated in an ongoing Phase 2a study.

RHB-204 is targeting an annual potential U.S. market for pulmonary NTM, estimated to have exceeded $500 million in 2017, based on an analysis by Foster Rosenblatt.

Clinical Development

Although each of the three components of RHB-204 is approved individually and has been tested extensively in humans (e.g. see RHB-104), the formulation and doses represented by RHB-204 have not been tested. Current plans are to start a pivotal trial for pulmonary NTM lung infection in the second half of 2019.  The appropriate regulatory path is currently under discussion.

The following chart summarizes the development history and status of RHB-204:

Trial name	Development phase	Purpose of the trial	Clinical trial sites	Planned number of subjects of the trial	Status of the trial
CleaR-MAC Trial	Phase 3	Registration for pulmonary NTM treatment	25	100	In planning for the second half of 2019

BEKINDA® (RHB-102)

BEKINDA® is an investigational once-daily bi-modal extended-release oral formulation of ondansetron, a leading member of the family of 5-HT3 serotonin receptor inhibitors. We are developing BEKINDA®  in multiple dosage strengths. BEKINDA® is under development for the intended use in the following indications, which are novel and not yet FDA-approved indications for ondansetron targeting large potential markets:

1)Acute gastroenteritis and gastritis - 24 mg strength

2)Irritable Bowel Syndrome with Diarrhea (IBS-D) - lower dose strength for long-term administration

BEKINDA® utilizes a technology called CDT® that uses salts to provide an extended release of ondansetron. The CDT® platform enables extended drug release (i.e., the measured rate of introduction of active drug) at a relatively low manufacturing cost. Patents that we licensed from Temple University, relating to the CDT® technology, expired in the first quarter of 2018.  The proposed commercial formulation and its use are protected by Company-filed patent applications and are being pursued internationally.

Acute Gastroenteritis and Gastritis

Acute gastroenteritis and gastritis both involve inflammation of the mucous membranes of the GI tract. Symptoms of gastroenteritis and gastritis include nausea, vomiting, diarrhea, and abdominal pain.  Acute gastroenteritis and gastritis are a major cause of emergency room visits, particularly for pediatrics. If approved, BEKINDA® could potentially decrease the number of emergency room visits for patients suffering from acute gastroenteritis and gastritis by offering them an effective and long-lasting treatment, which can be taken in the comfort of their home.

Market and Competition

A single dose of BEKINDA® is intended to treat nausea and vomiting over a time window of approximately 24 hours. If approved for such use, this would be potentially advantageous for acute gastroenteritis and gastritis patients as it could help eliminate the need to take additional drugs (tablets) during the day or receiving intravenously administered drugs.

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

To the best of our knowledge, a product that potentially directly competes with BEKINDA® is EUR-1025 for controlled release of ondansetron, based on a different technology of controlled release originally developed by Eurand N.V. (now owned by Adare Pharmaceuticals, Inc.) and which completed two pivotal pharmacokinetic studies intended to establish the bioequivalence of EUR-1025 versus Zofran® (ondansetron hydrochloride). To the best of our knowledge, EUR-1025 was being developed for the indication of postoperative-induced nausea and vomiting, for which Zofran® and generic ondansetron were already approved. To the best of our knowledge, there has not been further clinical development of EUR-1025 since the completion of the above-mentioned pharmacokinetic studies.

Clinical Development

In June 2017, we announced positive top-line results from the randomized, double-blind, placebo-controlled Phase 3 study (the “GUARD study”) with BEKINDA®  (RHB-102) 24 mg, which tested it for use in connection with acute gastroenteritis and gastritis. The study successfully met its primary endpoint of efficacy in acute gastroenteritis and gastritis. BEKINDA® 24 mg was also found to be safe and well tolerated in this indication. The GUARD study evaluated the safety and efficacy of BEKINDA® 24 mg in treating acute gastroenteritis and gastritis in 321 adults and children over the age of 12. The primary endpoint of the study was the proportion of patients without further vomiting, without rescue medication, and who were not given intravenous hydration from 30 minutes post first dose of the study drug until 24 hours post dose, compared to placebo. In September 2017, we met with the FDA to discuss the study results and the clinical and regulatory path towards potential marketing approval of BEKINDA® 24 mg in the U.S. Following the guidance provided at the meeting and additional guidance provided thereafter, we are currently working to design a confirmatory Phase 3 study to support a potential NDA with BEKINDA® 24 mg for acute gastroenteritis and gastritis.

Final results from the GUARD study showed improvement to the primary efficacy outcome by 21% in the Intent to Treat (ITT) population; 65.6% of BEKINDA®  treated patients as compared to 54.3% of placebo patients (p=0.04; n=192 in the BEKINDA®  group and n=129 in the placebo group).  In the Per Protocol (PP) population, which included patients who met all protocol entry criteria and for which the diagnosis of gastroenteritis was confirmed (n=177 in the BEKINDA®  group and n=122 in the placebo group), BEKINDA®  improved the efficacy outcome by 27%; 69.5% of patients in the BEKINDA®  group vs. 54.9% in the placebo group, (p=0.01).  An imbalance in baseline nausea was noted, with worse nausea in the BEKINDA®  treated group. In a post hoc analysis, when results were adjusted for baseline nausea, the p-value for the ITT population was 0.0152, and for the PP population was 0.0037.  BEKINDA® 24 mg was also shown to be safe and well tolerated; electrocardiogram results showed no adverse changes with treatment. The benefit observed with BEKINDA® is evident across the spectrum of severity of nausea at baseline, including in patients with very severe nausea, suggesting that the drug works regardless of the initial severity of gastroenteritis.

The lead investigator for the Phase 3 study was Dr. Robert A. Silverman, MD, MS, Associate Professor at the Hofstra North Shore-LIJ School of Medicine and an emergency medicine specialist.

The following chart summarizes the clinical trial history and status of BEKINDA®  for gastroenteritis and gastritis:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
GUARD Study	Phase 3	Randomized double-blind placebo-controlled Phase 3 study in acute gastroenteritis and gastritis	21 sites in the U.S.	321	Evaluated the safety and efficacy of BEKINDA® in acute gastroenteritis and gastritis	Completed 2017
TBD	Confirmatory Phase 3	Support a potential NDA with BEKINDA® 24 mg for acute gastroenteritis and gastritis	TBD	TBD	TBD	TBD

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

Market and Competition

IBS is one of the most common GI disorders. According to publications by Saito YA. et al. (The American Journal of Gastroenterology, 2002) and by Lovell RM et al.  (Clinical Gastroenterology and Hepatology, 2012), it is estimated that up to 30 million Americans may suffer from IBS. Of the three subtypes of IBS, IBS-D is the most prevalent diagnosed subtype in the seven major markets, with an estimated 8.3 million diagnosed prevalent cases in 2018, according to a report by GlobalData.

According to a report from EvaluatePharma, the U.S. potential market for IBS-D treatments was estimated to reach approximately $980 million in 2019 and exceed $1 billion in 2020.

To the best of our knowledge, there is one other 5-HT3 serotonin receptor inhibitor indicated for this indication in the U.S. – alosetron (currently marketed under the brand name Lotronex® by Sebela Pharmaceuticals and generic versions marketed by Actavis plc, Hikma and Amneal Pharmaceuticals). However, alosetron is approved only for the treatment of IBS in women with severe chronic IBS-D and its indication is restricted to those patients for whom the benefit-to-risk balance is most favorable due to infrequent, but severe, adverse reactions. The active ingredient in BEKINDA®, ondansetron, is approved by the U.S. FDA as an oncology support antiemetic and has a good safety profile. Therefore, we believe that BEKINDA®, if approved for the treatment of IBS-D in the U.S., may provide improved safety while maintaining efficacy and has the potential to be a preferred 5-HT3 serotonin receptor inhibitor treatment for patients suffering from IBS-D. According to EvaluatePharma, the 2019 U.S. sales of Lotronex® are estimated to reach approximately $70 million in 2018. Ramosetron, another 5-HT3 serotonin receptor inhibitor (marketed under the brand name Irribow® by Astellas Pharma Inc. and generic versions marketed by Pfizer Japan, Takeda Pharmaceuticals, Fuji Pharma and additional companies), is marketed for the treatment of IBS-D and for chemotherapy-induced nausea and vomiting in Japan, South Korea, China and India, and for and postoperative nausea and vomiting in South Korea. To the best of our knowledge, there is currently no clinical development of ramosetron for marketing approval in the U.S. for any indication.

To the best of our knowledge, one of the main competitors of BEKINDA® for the treatment of IBS-D is Xifaxan® (rifaximin), marketed in the U.S. by Bausch Health. Xifaxan®  is an antibiotic treatment that was approved for the treatment of IBS-D in 2015. Xifaxan® is also approved in the U.S. for the treatment of hepatic encephalopathy and traveler's diarrhea and for the reduction in risk of overt hepatic encephalopathy recurrence in adults. According to a report by GlobalData, it is believed that Xifaxan®  is a gut-selective, broad-spectrum antibiotic with in vitro activity against both gram-positive and gram-negative bacteria. According to a report by EvaluatePharma, the worldwide annual sales of Xifaxan® for the treatment of IBS-D were estimated to reach approximately $590 million in 2019.

Viberzi® (eluxadoline) is another drug for the treatment of IBS-D approved by the FDA in 2015. Viberzi® is a locally-acting mu-opioid receptor agonist and a delta-opioid receptor antagonist marketed in the U.S. by Ironwood Pharmaceuticals and Allergan plc. According to EvaluatePharma, the worldwide sales of Viberzi® are estimated to reach approximately $200 million in 2019.

Donnatal® (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) is also used as a treatment for IBS and is included in the FDA DESI review program, although it is not approved by the FDA. In December 2016, we were granted certain rights to promote Donnatal® (tablets and elixir) in the U.S. pursuant to an exclusive Co-Promotion Agreement with ADVANZ.

Clinical Development

In January 2018, we announced positive final results from the Phase 2 clinical study of BEKINDA® (RHB-102) 12 mg for the treatment of IBS-D. The randomized, double-blind, placebo-controlled Phase 2 study evaluated the safety and efficacy of BEKINDA® 12 mg in 126 subjects over 18 years old at 16 clinical sites in the U.S. The BEKINDA® 12 mg Phase 2 study successfully met its primary endpoint, improving the primary efficacy outcome of stool consistency. BEKINDA® 12 mg was also shown to be safe and well tolerated. No serious adverse events or new or unexpected safety issues were noted in the study.

The primary endpoint of the trial was the proportion of patients in each treatment group with response in stool consistency on study drug as compared to baseline. Response was defined as per FDA guidelines for the indication. Additional endpoints were analyzed including:

•	proportion of patients in each treatment group who are pain responders, per FDA guidance definition;
•	proportion of patients in each treatment group who are overall responders, per FDA guidance definition; and
•	differences between treatment groups in:
o	abdominal pain
o	abdominal discomfort
o	frequency of defecation
o	incidence and severity of adverse events.

The BEKINDA® 12 mg Phase 2 study successfully met its primary endpoint, improving the primary efficacy outcome of stool consistency response (in accordance with the FDA guidance definition) by an absolute difference of 20.7%, with 56.0% responders of subjects treated with BEKINDA® (n=75) vs. 35.3% responders of the placebo subjects (n=51) (p=0.036). While not powered for statistical significance of the secondary efficacy endpoints, the study suggested clinically meaningful improvement in both secondary efficacy endpoints of abdominal pain response and overall response (combined stool consistency and abdominal pain response). Final results from the Phase 2 study demonstrated that BEKINDA® 12 mg improved the overall worst abdominal pain response rate by 11.5% vs. placebo (50.7% with BEKINDA® 12 mg (n=75) vs. 39.2% with placebo (n=51); (p=0.278)) and the overall response improved by an absolute difference of 14.5% in favor of the BEKINDA® 12 mg arm (40.0% with BEKINDA® 12 mg (n=75) vs. 25.5% with placebo (n=51); (p=0.135)).

BEKINDA® 12 mg was also shown to be safe and well tolerated. No serious adverse events or new or unexpected safety issues were noted in the study. In September 2018, we announced that we concluded a positive End-of-Phase 2/Pre-Phase 3 (Type B) meeting with the FDA discussing the clinical and regulatory pathway towards potential FDA approval of BEKINDA® 12 mg for the treatment of IBS-D. We plan to finalize the design of two pivotal Phase 3 studies with BEKINDA®  for the treatment of IBS-D.

The following chart summarizes the clinical trial history and status of BEKINDA® for IBS-D:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
-	Phase 2	Randomized double-blind placebo-controlled Phase 2 study in IBS-D	16 sites in the U.S.	126	Evaluating the safety and efficacy of BEKINDA® 12 mg in IBS-D	Completed 2018
TBD	Phase 3	Randomized double-blind placebo-controlled Phase 3 study in IBS-D	TBD	TBD	TBD	TBD

We cannot predict with certainty our development costs and such costs may be subject to change. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

RHB-106

RHB-106 is an investigational tablet intended for the preparation and cleansing of the GI tract prior to the performance of abdominal procedures, including diagnostic tests such as colonoscopy, barium enema or virtual colonoscopy, as well as surgical interventions, such as a laparotomy.

As noted above, we acquired the rights to RHB-106 pursuant to an agreement with Giaconda Limited. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA®, and RHB-106.”

On February 27, 2014, we entered into a licensing agreement with Salix Pharmaceuticals, Ltd. (“Salix”), which was later acquired by Valeant Pharmaceuticals International, Inc. (“Valeant”), and subsequently renamed to Bausch Health, pursuant to which we licensed the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation and rights to other purgative developments. Pursuant to this agreement, we received an upfront payment of $7 million and are entitled to an additional potential $5 million in subsequent milestone payments. In March 2018, the 2014 license agreement was amended, among other things, to clarify the development efforts to be used by Bausch Health, provide for enhanced involvement by us in certain intellectual property matters and increase the lower end of the range of royalty payments to be paid to us on net sales from low single digits to high single digits, such that the total potential royalties range from high single digits up to low double digits. We continue to assist Bausch Health in the development of RHB-106, as needed. We have agreed to pay a percentage of the amounts we will potentially receive from Bausch Health to the third party from which we acquired the rights to RHB-106. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Exclusive License Agreement with Bausch Health Companies Inc.”

Market and Competition

According to a report by EvaluatePharma, the worldwide market of laxative products was estimated at approximately $1.2 billion in 2018.

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

Competing products in the U.S. include PrepoPik® (marketed by Ferring Pharmaceuticals; marketed under the name PicoPrep® in other countries), which is based on an active chemical ingredient called sodium picosulfate, the same active ingredient used in RHB-106. PrepoPik® is given in the form of a water-soluble powder and requires drinking quantities of fluids. Clenpiq™ is another product by Ferring Pharmaceuticals, which includes the active ingredient sodium picosulfate. Clenpiq™ (sodium picosulfate, magnesium oxide, and anhydrous citric acid) is a ready-to-drink cranberry-flavored oral solution for cleansing of the colon in adults undergoing a colonoscopy. Another product, Suprep®, marketed by BrainTree Laboratories Inc., is an osmotic laxative indicated for cleansing of the colon in preparation for colonoscopy in adults. Suprep®’s active ingredients include sodium sulfate, potassium sulfate and magnesium sulfate in oral solution, and it is administered as a split-dose regimen.

Products administered in the form of tablets or capsules that were released on the market in the U.S., such as OsmoPrep®  (marketed by Bausch Health), are based on a chemical substance called sodium phosphate. In December 2008, the FDA published a severe warning against the use of these products due to rare but severe side effects linked to kidney damage. As a consequence of this development, the FDA required in 2008 that oral sodium phosphate products carry a severe warning (black box label).

A leading product among the PEG 3350 family of products is MoviPrep®, marketed by Bausch Health in the U.S. and by Norgine B.V. in Europe. It requires drinking about two liters of solution. The potential advantage of RHB-106 over the current competitor products of the PEG 3350 type (such as MoviPrep®), as well as over PicoPrep®, is that it is administered in an oral tablet, permits the patient to drink any clear liquid with the product and spares the patient the exposure to the unpleasant taste that may accompany these products. RHB-106 also does not fall under the black box warning against nephrotoxicity issued by the FDA in December 2008 with respect to currently marketed sodium phosphate capsule preparations.

Plenvu® is a new PEG-based bowel preparation oral solution, which was approved by FDA in May 2018 and is marketed by Bausch Health in the U.S. and by Norgine B.V. in Europe. It is administered as a two-day split dose regimen.

Clinical Development

Following the acquisition of Salix by Valeant (now Bausch Health), and a recent amendment to our agreement with them, to the best of our knowledge, Bausch Health is continuing the development program based on such agreement and amendment.

The following chart summarizes the clinical trial history and status of RHB-106:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical site	Number of subjects of the trial	Nature and status of the trial	Performance schedule
-	Phase 2a	Comparison of the product’s effectiveness and safety with an existing product	Center for Digestive Disease, Australia	60	Completed	Completed in 2005

YELIVA® (Opaganib, ABC294640)

YELIVA® is an investigational new drug that is a proprietary, first-in-class, orally-administered SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. The compound originally designated as ABC294640 received an international non-proprietary name, opaganib, in the Recommended INN: List 79, 2018.

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

On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee Biotechnology Corporation (Apogee), pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to YELIVA® and, as noted above, received an international non-proprietary name, opaganib, in 2018) and additional intellectual property for all indications. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for YELIVA®.”

Market and Competition

YELIVA®  is currently being developed for several potential indications, including for the treatment of cholangiocarcinoma (bile duct cancer), refractory or relapsed multiple myeloma and advanced hepatocellular carcinoma (“HCC).”

Cholangiocarcinoma (bile duct cancer) is a highly lethal malignancy. According to the American Cancer Society report from January 2016, approximately 8,000 people are diagnosed with intrahepatic and extrahepatic bile duct cancers annually in the U.S., with recent studies showing an increased incidence of cholangiocarcinoma, mainly attributed to recent advancements in the diagnosis of this disease (Gores GJ, Hepatology, 2003). Surgery with complete resection is currently known to be the only curative therapy for cholangiocarcinoma; however, only a minority of patients are classified as having a resectable tumor at the time of diagnosis. Additional treatment options include radiation therapy and chemotherapy, but the efficacy of these treatments in cholangiocarcinoma patients is also limited and the prognosis for relapse patients who have failed initial chemotherapy is very poor, with an overall median survival of approximately one year (Valle J, et al.  New Eng J, Med 2010). The 5-year relative survival rates of intrahepatic and extrahepatic cholangiocarcinoma patients range between 2% to 30%, depending on the tumor type and stage at diagnosis, according to the American Cancer Society. There are several drugs in late-stage clinical development for cholangiocarcinoma.

The American Cancer Society estimated that approximately 32,110 new cases of multiple myeloma would be diagnosed in the U.S. in 2019 and approximately 12,960 deaths are expected to occur. The risk of multiple myeloma increases as people age. The total worldwide sales of multiple myeloma therapies were estimated to exceed $22 billion in 2019 according to GlobalData. There are several drugs in late-stage clinical development for multiple myeloma.

Hepatocellular carcinoma is the most dominant form of liver cancer, accounting for approximately 85% of liver cancer cases, according to GlobalData. According to the WHO International Agency for Research on Cancer GLOBOCAN 2018 report, liver cancer is the fourth most common cause of cancer-related deaths worldwide. The annual worldwide incidence of liver cancer was estimated to have reached approximately 841,000 cases in 2018. In the U.S., the American Cancer Society estimates that over 42,000 patients will be diagnosed with liver cancer in 2019, with an expected mortality of 31,780 people. According to GlobalData, the market for the treatment of HCC in the seven major markets is estimated to exceed $730 million in 2019. There are several drugs in late-stage clinical development for HCC.

Clinical Development

ABC-108: Advanced Unresectable Cholangiocarcinoma

A single-arm Phase 2a clinical study to explore the activity of YELIVA® as a single agent in patients with advanced, unresectable, intrahepatic and extrahepatic cholangiocarcinoma was initiated in December 2017. The study is being conducted at Mayo Clinic major campuses in Arizona and Minnesota, the University of Texas MD Anderson Cancer Center, Huntsman Cancer Institute, the University of Utah Health and Emory University, Georgia. In September 2018, we announced that the study achieved its pre-specified efficacy goal (one of the first 12 evaluable patients was noted to have stable disease (based RECIST 1.1 criteria) of at least 4 months) for the first stage of the two-stage study design, and as a result, the study has continued to its second stage. The study is designed to enroll up to 70 patients, in order to achieve enrollment of 39 patients evaluable for efficacy as defined by the Modified Intent to Treat (mITT) population criteria. Enrollment is expected to be completed by the end of 2019.

The primary objective is to determine the response rate (RR) of cholangiocarcinoma defined as objective responses (OR), i.e. complete and partial responses (CR, PR) plus stable disease (SD) of at least 4 months to treatment with YELIVA®.

In April 2017, the FDA granted YELIVA® (ABC294640) orphan drug designation for the treatment of cholangiocarcinoma. The orphan drug designation allows us to benefit from various development incentives to develop YELIVA® for this indication, including tax credits for qualified clinical testing, the waiver of a prescription drug user fee (PDUFA) upon submission of a potential NDA and, if approved, a seven-year marketing exclusivity period (subject to certain exceptions) for the treatment of cholangiocarcinoma.

EAP for the Treatment of Advanced Unresectable Cholangiocarcinoma

An EAP is for eligible participants who do not qualify for participation in, or who are otherwise unable to access, the ongoing clinical trial ABC-108 for advanced unresectable cholangiocarcinoma. This program is designed to provide access to YELIVA®  for the treatment of cholangiocarcinoma prior to approval by the local regulatory agency. We cannot predict how long this program will continue, and we may decide for various reasons, including but not limited to resources and availability of YELIVA®, not to continue with the EAP.

ABC-103: Refractory or Relapsed Multiple Myeloma

A Phase 1b/2 study with YELIVA® for the treatment of refractory or relapsed multiple myeloma was initiated in the third quarter of 2016 and is ongoing at Duke University Medical Center. Enrollment for the Phase 1b portion of the study has been completed with a total of 11 patients enrolled and treated in three dose cohorts. Results from the Phase 1b portion of the study did not show any dose-limiting toxicities. Additionally, while efficacy was not the primary endpoint of the Phase 1 study, it was observed that out of 10 evaluable subjects, two subjects had stable disease for over four months and one patient achieved a very good partial response (VGPR). The study is supported by a $2 million grant from the National Cancer Institute (“NCI”) Small Business Innovation Research Program awarded to Apogee Biotechnology Corporation, in conjunction with Duke University, with additional support from us.

The primary endpoints of the first portion of the study (Phase 1) are to assess safety and determine the maximum tolerated dose in this group of patients. Secondary objectives include assessment of antitumor activity and determination of the PK and pharmacodynamic (PD) properties of YELIVA®  in refractory or relapsed multiple myeloma patients.

The primary endpoints of the second portion of the study (Phase 2) are to assess the overall treatment response rate and overall survival. Secondary objectives include evaluating the treatment response of YELIVA® in patients with refractory or relapsed multiple myeloma after three cycles of treatment and evaluation of pharmacodynamic markers.

ABC-101: Advanced Solid Tumors

A Phase 1 study, first-in-man evaluation of YELIVA® in advanced solid tumors was completed in the summer of 2015. Final results demonstrated that the study, conducted at the Medical University of South Carolina (MUSC), successfully met its primary and secondary endpoints, demonstrating that the compound is well tolerated and can be safely administered to cancer patients at doses predicted to have therapeutic activity.

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

ABC-106: Advanced Hepatocellular Carcinoma

An investigator-sponsored Phase 2 study to evaluate the safety and efficacy of YELIVA® as a second-line monotherapy in patients with advanced hepatocellular carcinoma (“HCC”) is ongoing at the Medical University of South Carolina (“MUSC”) Hollings Cancer Center, the Mayo Clinic campus in Arizona and the University of Maryland. The study is planned to enroll up to 39 patients who have experienced tumor progression following treatment with first-line single-agent sorafenib (Nexavar®).

The study is being led by Dr. Carolyn Britten and is being conducted at the Medical University of South Carolina (MUSC) and the University of Maryland and Mayo campus at Arizona.

The study is supported by a grant from the NCI, awarded to MUSC, which is intended to fund a broad range of studies on the feasibility of targeting sphingolipid metabolism for the treatment of a variety of solid tumor cancers. We are supplying YELIVA® to this study.

ABC-104: Oncology Support, Radioprotectant: Prevention of Radiation-Associated Mucositis in the Treatment of Head and Neck Cancer

A Phase 1b study is in planning to evaluate YELIVA® as a radioprotectant in head and neck cancer patients undergoing therapeutic radiotherapy.

ABC-105: Moderate to Severe Ulcerative Colitis (“UC”)

A Phase 2 study is in planning to evaluate the efficacy of YELIVA® in patients with moderate to severe UC by the proportion of patients who are in remission at the end of treatment.

ABC-109: Food Effect Study in Healthy Subjects

A Phase 1, randomized, open-label, single-dose, 3-treatment, 3-period, 6-sequence crossover study designed primarily to evaluate the effect of a standardized meal on the absorption and bioavailability of YELIVA® in healthy subjects, was completed in the U.S. in January 2018. The study also evaluated the effect of the administration of a solution of YELIVA® via nasogastric (NG) tube on the absorption and bioavailability of YELIVA®.  Twenty-three eligible, healthy, male and female adult subjects were randomized to receive YELIVA® orally in a state of fast, fed or as a solution by NG tube (after tube feeding). 17 subjects received all three treatments.  All three treatments, though maximum concentration was lower when the drug was given orally in the fed state as compared to fasted, nasogastric administration after tube feeding led to intermediate results.  Subjects experienced fewer gastrointestinal side effects when the drug was given in the fed state than fasted, but the pharmacodynamic effect, as reflected in decrease in sphingosine-1-phosphate, the product of the target enzyme, was no lower after fed than fasted administration. Thus, the results indicated that YELIVA® may be given after eating, with improved tolerance and no loss of pharmacodynamic effect.

The following chart summarizes the clinical trial history and status of YELIVA®:

Clinical trial name	Development phase of the clinical trial	Purpose of the clinical trial	Clinical trial site	Planned number of subjects of the trial	Nature and status of the trial	Schedule
ABC-108	Phase 2a	A study for the treatment of advanced, unresectable intra-hepatic, perihilar and extrahepatic cholangiocarcinoma	Multicenter study across the U.S.	Up to 70	Ongoing	Ongoing
ABC-103	Phase 1b/2	Safety and efficacy study in patients with refractory or relapsed multiple myeloma that have previously been treated with proteasome inhibitors and immunomodulatory drugs	Duke University, North Carolina, U.S.	Up to 77	Ongoing	Ongoing
ABC-101	Phase 1	Safety, PK and pharmacodynamic study in patients with advanced solid tumors	Medical University of South Carolina, Charleston, U.S.	22	Completed. Final results indicate the study drug is well tolerated and can be safely administered to cancer patients	Completed 2015
ABC-106	Phase 2	Investigator-Sponsored Safety and Efficacy Study in Patients with Advanced Hepatocellular Carcinoma Who Have Progressed on Sorafenib	Medical University of South Carolina, Charleston, U.S. and collaborating sites (Multicenter, U.S.)	From 12 to 39	Ongoing	Ongoing
ABC-104	Phase 1b	Safety and efficacy study in the prevention of mucositis in combination with radiotherapy for treatment of squamous head and neck carcinoma	Multicenter study across the U.S.	Up to 32	TBD	TBD
ABC-105	Phase 2	A study for the treatment of moderate to severe ulcerative colitis	Multicenter study	Up to 94	TBD	TBD
ABC-109	Phase 1	Assessment of the effect of a food on the absorption and bioavailability of ABC294640, also as a solution via nasogastric (NG) tube under fed conditions	ICON Early Phase Services, San-Antonio, TX, U.S.	23	Completed	Completed 2018

We cannot predict with certainty our development costs, and such costs may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

RHB-107 (Upamostat; formerly MESUPRON)

RHB-107 (Upamostat; formerly MESUPRON) (INN: upamostat) is an investigational new drug, which we are seeking to market as a proprietary small molecule, first-in-class, potent serine protease inhibitor administered by oral capsule.

We believe that RHB-107 has a unique potency and specificity that suggests it may be a new non-cytotoxic approach to cancer therapy, as well as other indications of high unmet need such as inflammatory digestive diseases and inflammatory lung diseases.

As mentioned under “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for RHB-107”, on June 30, 2014, we signed an exclusive license agreement for this oncology therapeutic candidate. Under this agreement, we are responsible for all development, regulatory and commercialization of RHB-107 in the entire world, excluding China, Taiwan, Macao, and Hong Kong.

In October 2017, the FDA granted RHB-107 orphan drug designation for the treatment of pancreatic cancer. The orphan drug designation allows us to benefit from various development incentives to develop RHB-107 (Upamostat; formerly MESUPRON) for this indication, including tax credits for qualified clinical testing, waiver of a PDUFA upon submission of a potential marketing application and, if approved, a seven-year marketing exclusivity period (subject to certain exceptions) for the treatment of pancreatic cancer.

Market and Competition

RHB-107 is an investigational new drug, to be marketed upon approval as an orally-administered protease inhibitor with several potential mechanisms of action to inhibit tumor invasion and metastasis and has been developed for the treatment of solid tumor cancers, including GI cancers, with the focus on locally advanced non-metastatic pancreatic cancer.

Data from non-clinical studies indicate that WX-UK1, the active metabolite of RHB-107, is a potent and specific inhibitor of five human serine proteases (trypsin-3, trypsin-2, trypsin-1, matriptase-1, and trypsin-6). Several of these serine proteases are associated with cancer progression and metastasis. The non-clinical studies suggest new potential therapeutic applications of WX-UK1 in oncology and inflammatory gastrointestinal diseases.

Pancreatic cancer is characterized as a disease with very high unmet need in oncology. The American Cancer Society estimates that 6,770 new cases of pancreatic cancer will be diagnosed in 2019, with an expected mortality of 45,750 in 2019, representing one of the poorest prognoses across the GI cancers. The total worldwide sales of pancreatic cancer therapies were estimated to reach approximately $1.6 billion in 2019, according to GlobalData.

There are several drugs in late-stage clinical development for pancreatic cancer.

Clinical Development

Several Phase 1 studies and two Phase 2 proof-of-concept studies have been completed with RHB-107. The first Phase 2 trial in locally advanced non-metastatic pancreatic cancer and the second trial in metastatic breast cancer established the therapeutic candidate's safety and tolerability profile. The Phase 2 trials with RHB-107 in both indications failed to demonstrate significant improvement in either progression-free survival or overall survival.

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

We are working on several oncology projects evaluating multiple clinical candidates, including RHB-107 as a component spanning oncology and inflammatory digestive disease indications where strong unmet medical need exists. We have recently received a Notice of Allowance from the U.S. Patent and Trademark Office for a patent that will recite claims directed to a combination of YELIVA®, RHB-107, and a known antibiotic. The claims in the patent will also be directed to methods of treating cancer, or preventing cancer, by administering YELIVA® and a known antibiotic. Upon issuance, in addition to the existing intellectual property protection covering the individual compounds, we believe the new patent will provide us with intellectual property protection covering our combination for the potential treatment of cancer, prevention of cancer recurrence or progression and inhibition of growth and proliferation of cancer cells.

In March 2018, we announced that a new mechanism of action for RHB-107, inhibition of trypsin-3 was identified. We are currently evaluating potential utilization of RHB-107 in several GI indications.

We cannot predict with certainty our development costs, and such costs may be subject to change. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

Ebola Virus Disease Therapy

We completed the first part of a pre-clinical in-vivo study (2 out of the 3 proposed actives). The results are being evaluated in conjunction with the U.S. National Institute of Allergy and Infectious Diseases. The second part of the study (all three actives combined) has not yet been initiated. In May 2018, we received a new U.S. Patent for our experimental Ebola therapy.

Our Commercial Activities in the U.S.

Our U.S. commercial operations are intended to set the stage for the potential launch of our proprietary, late-clinical stage products, if approved by the FDA.

We have established an office for our U.S. commercial operations in Raleigh, North Carolina. Our GI-focused sales force consists of approximately 40 sales representatives. The net revenues for the fiscal year ended December 31, 2018, and from initiation of our promotional activities in mid-June 2017 through December 31, 2017, were approximately $8.4 million and $4.0 million, respectively. We continue to pursue the acquisition of additional commercial GI products, including, without limitation, through licensing or promotion transaction, asset purchase, joint venture with, acquisition of, or merger with or other business combination with, companies with rights to commercial GI assets and are continuously working to expand U.S. managed care access and coverage to our commercial products, where appropriate. We plan to pursue such GI opportunities in the U.S. and, if available, in other jurisdictions; however, we intend to focus our commercial activities in the U.S. By the end of 2018, we were promoting and commercializing four GI products in the U.S.

Donnatal®

In December 2016, we entered into the Co-Promotion Agreement with ADVANZ for the promotion of Donnatal® (Phenobarbital, Hycosamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) in the U.S. The prescription drug product is sold in two formulations: an immediate-release tablet and an immediate-release fast-acting liquid (tablets and elixir). Donnatal® is an anticholinergic and barbiturate combination drug product used as an adjunctive therapy for IBS, a condition characterized by abdominal pain, bloating, and diarrhea or constipation. It may also be used as an adjunctive therapy for acute enterocolitis and duodenal ulcers. We commenced promotional activities for Donnatal® in June 2017.

Regulatory status

Based on ADVANZ’s 2015 Annual Information Form, ADVANZ currently has the right to market its Donnatal® products as the owner of the conditionally approved abbreviated NDA for Donnatal® and as a party to the unresolved Notice of Opportunity Hearing for anticholinergic and barbiturate combination drug products. Donnatal® is included in the FDA DESI review program. The DESI program was created, in part, to require the FDA to conduct a retrospective evaluation of the effectiveness of drug products that were approved as safe between 1938 and 1962 through the new drug approval process. According to the DESI program, drugs approved before October 10, 1962, were reviewed to evaluate whether there was substantial evidence of their effectiveness. When a review was completed, the FDA would issue a DESI notice describing the marketing conditions for the class of drug products covered by the notice.

Donnatal® has been found safe but not for efficacy for its labeled uses. As a DESI drug, Donnatal® is classified as “possibly effective” as an adjunctive therapy in the treatment of IBS (irritable colon, spastic colon, and mucous colitis) and acute enterocolitis. Donnatal® may also be useful as adjunctive therapy in the treatment of duodenal ulcer. It has not been shown conclusively whether anticholinergic/antispasmodic drugs aid in the healing of duodenal ulcers, decrease the rate of recurrences or prevent complications. Donnatal® slows the natural movements of the gut by relaxing the mucous in the stomach and intestines and acts on the brain to produce a calming effect.

The FDA has said that all products marketed as drugs under the DESI Program are new drugs, requiring FDA approval of an NDA or an abbreviated NDA for marketing. The agency has issued guidance that outlines its priorities for enforcement action relating to a particular drug’s effect on public safety and other factors. The FDA has used enforcement discretion concerning many DESI drugs, particularly where there is a pending hearing on a final determination regarding efficacy that has not yet been made. There is a long and complicated regulatory history involving Donnatal®, but currently, there is an open hearing request for anticholinergic and barbiturate combination drug products, of which Donnatal® is one.  While ADVANZ is ultimately responsible for regulatory compliance as the application holder, if the FDA convenes a hearing and concludes the product has not been shown to be effective, it may take enforcement action, including requiring Donnatal® to be removed from the market.  Several copies of Donnatal® are being sold in the market without going through the FDA approval process. To the best of our knowledge, the FDA has not taken any enforcement action against these copies of Donnatal®.

Market and Competition

IBS is one of the most common GI disorders. According to publications by Saito YA. et al. (The American Journal of Gastroenterology, 2002) and by Lovell RM et al.  (Clinical Gastroenterology and Hepatology, 2012), it is estimated that up to 30 million Americans may suffer from IBS.

According to a report from GlobalData, the U.S. potential market for IBS treatments was estimated to reach approximately $1.89 billion in 2019 and exceed $2 billion in 2020.

To the best of our knowledge, at least two third parties are distributing unapproved generic versions of Donnatal® (tablets and elixir) in the U.S. ADVANZ reported in its third quarter 2018 Management’s Discussion and Analysis report (dated November 14, 2018) that it has ongoing legal proceedings against third parties for listing and distributing non-FDA approved copies of Donnatal®. To the best of our knowledge, both proceedings are still ongoing.

According to GlobalData, antispasmodic drugs, such as Donnatal®, are commonly prescribed as first-line therapies for IBS patients. There are several competing antispasmodic drugs indicated for the treatment of IBS on the U.S. market, including formulations of hyoscyamine sulfate, one of the active ingredients in Donnatal®. Hyoscyamine sulfate is marketed in generic form and also under the brand names Levsin® and Nulev® (by Mylan Specialty L.P.). Another competing drug which includes both antispasmodic and a sedative activity, as Donnatal® does, is a fixed-dose combination of chlordiazepoxide and clidinium bromid marketed in generic form and under the brand name Librax® (by Bausch Health). An additional competing anticholinergics/antispasmodics drug is dicyclomine hydrochloride, marketed in generic form and under the brand name Bentyl® (by Allergan Inc.).

Additional competing drugs in the U.S. include Linzess® (Ironwood Pharmaceutical Inc. and Allergan Inc.) and Amitiza® (Takeda Pharmaceuticals U.S.A) which are used as second-line treatments in patients with IBS with constipation (“IBS-C”), and Xifaxan® (Bausch Health), Viberzi® (Ironwood Pharmaceutical Inc. and Allergan Inc.) and Lotronex® (brand marketed by Sebela Pharmaceuticals, also available in generic form) which are used as second or third-line therapies for patients with IBS-D. Antidepressants, mainly tricyclic antidepressants and selective serotonin reuptake inhibitors, are also used as second or third-line treatments in patients with IBS. There are several drugs in advanced clinical development for IBS.

Mytesi®

In June 2018, we entered into a co-promotion agreement with Napo, a wholly-owned subsidiary of Jaguar Health, Inc., granting us exclusive U.S. rights to co-promote Mytesi® (crofelemer 125 mg delayed-release tablets) for the approved indication in people living with HIV/AIDS with respect to certain gastroenterologists and other healthcare practitioners in certain U.S. territories. Mytesi® is an anti-diarrheal indicated for the symptomatic relief of non-infectious diarrhea in adult patients with HIV/AIDS on anti-retroviral therapy. In July 2018, we initiated the promotion of Mytesi® in the U.S. The initial term of the co-promotion agreement was for six months, which was subsequently extended by amendments to the co-promotion agreement entered in November 2018 and again in January 2019 to end in January 2020.

Napo owns the NDA initially filed by Salix and approved on December 31, 2012. Napo must complete the post-marketing commitments pursuant to the FDA regulations for this product, including a carcinogenicity study that is ongoing; and a pediatric study protocol (evaluation of pharmacokinetics, efficacy for symptomatic relief of non-infectious diarrhea, and safety with different doses of crofelemer over a four-week period in HIV-positive pediatric patients, ages 1 month to 17 years, on anti-retroviral therapy), which has not yet been submitted.

Market and Competition

Mytesi® is the only FDA-approved diarrhea treatment, which has been studied and approved specifically in adults with HIV/AIDS. To the best of our knowledge, there are currently no advanced clinical studies ongoing in the U.S. with new therapeutics for the indication of symptomatic relief of non-infectious diarrhea in adult patients with HIV/AIDS.

According to the CDC, there were approximately 1 million people living with diagnosed HIV in the U.S. in 2016. Based on an analysis by Foster Rosenblatt, we estimate that approximately 15,000 HIV patients suffer from non-infectious diarrhea annually.

EnteraGam®

In April 2017, we entered into a license agreement with Entera Health pursuant to which we were granted exclusive U.S. commercialization rights to EnteraGam®. EnteraGam® (serum-derived bovine immunoglobulin/protein isolate, SBI) is promoted as an FDA-regulated “medical food” product intended for the dietary management of chronic diarrhea and loose stools. EnteraGam® must be administered under medical supervision. We initiated commercialization activities for EnteraGam® in June 2017.

Regulatory status

EnteraGam® is currently sold under physician supervision in the U.S. as a “medical food,” on the basis of its meeting the criteria for “medical foods” in the Federal Food, Drug, and Cosmetic Act (FDCA) and FDA regulations. The term “medical food” is defined in the FDCA as a food which is formulated to be consumed or administered entirely under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. “Medical foods” are not required to undergo premarket review or approval by the FDA. To our knowledge, EnteraGam® meets the criteria for “medical foods” established by the FDCA, and to date, the labeling and promoting of EnteraGam® is consistent with FDA regulatory requirements.  However, our offering of EnteraGam® as a “medical food” could be challenged by the FDA. See “—Our offering of EnteraGam® as a “medical food” in the U.S. may be challenged by regulatory authorities.” The ingredients in EnteraGam® are generally recognized as safe (GRAS) for use in the general population.

Market and Competition

EnteraGam®  is a medical food product that provides dietary management for patients with chronic diarrhea and loose stools due to specific intestinal disorders, such as IBS-D, IBD, HIV-associated enteropathy and chronic diarrhea.

EnteraGam® can be added safely to any therapy taken by patients suffering from chronic diarrhea and loose stools, including patients who suffer from IBS-D, Crohn’s disease and ulcerative colitis. According to a report from EvaluatePharma, the U.S. potential market for IBS-D treatments is estimated to reach approximately $980 million in 2019 and exceed $1 billion in 2020.

There are several competing medical foods marketed in the U.S. intended for the treatment of diarrhea or loose stools associated with IBS, IBD or other conditions. One of the leading competitors is VSL#3® (marketed by Alfasigma USA Inc.), a high potency probiotic medical food used in addition to certain medications for the dietary management of ulcerative colitis, IBS and pouchitis. Other competing medical foods include UltraInflamX® and UltraInflamX Plus 360°® (Metagenics), a medical food formulated to provide support for patients with compromised gut function resulting from inflammatory bowel disease, Banatrol Plus® (Medtrition Inc.), a medical food formulated for patients under medical supervision experiencing diarrhea and loose stools associated with the flu, antibiotics, tube feeding, oncology treatment,

Clostridium difficile (C. diff) and aging, Tolerex® (Nestle Health Science), a medical food intended for patients suffering from severely impaired GI function, Modulen® (Nestle Health Science), a whole-protein, powdered formulation for the dietary management of the active phase of Crohn’s disease, and IBGard® (IM HealthScience), a medical food formulated for dietary management of IBS. There are also several competing products being sold by other companies that source the raw material from the same manufacturer of EnteraGam®, although we are the only ones licensed to sell under the EnteraGam® brand.

Other competing products include over-the-counter (“OTC”) probiotic dietary supplements such as Culturelle®, prescription anticholinergics such as Lomotil® (Pfizer U.S.) and Motofen® (Sebela Pharmaceuticals) and prescription and OTC anti-diarrheal medications, such as Imodium® (loperamide).

Esomeprazole Strontium Delayed-Release Capsules 49.3 mg

In August 2017, we entered into a commercialization agreement with ParaPRO, an Indiana-based specialty pharmaceutical company, granting us the exclusive rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories. Esomeprazole Strontium Delayed-Release Capsules 49.3 mg is an FDA-approved prescription PPI drug product indicated for adults for the treatment of GERD, risk reduction of NSAID-associated gastric ulcer, H. pylori eradication to reduce the risk of duodenal ulcer recurrence and for pathological hypersecretory conditions, including Zollinger-Ellison syndrome. In September 2017, we initiated the promotion of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in selected U.S. territories.

Regulatory status

We promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in the U.S., which was approved by the FDA in 2013 under the 505(b)(2) regulatory path, with Nexium as the Reference Listed Drug.  Since we have not licensed or purchased the rights to the NDA and instead only promote the product with limited rights under the agreement with ParaPRO, we rely on ParaPRO for ensuring regulatory compliance and to maintain the approved NDA. To the best of our knowledge, there have been two supplements approved to the NDA, one due to safety concerns and class labeling of PPIs initiated by the FDA in 2016 and the first supplement, again requested by the FDA in October 30, 2014, under Section 505(o)(4) of the FDCA, with new safety information that the FDA believed should be included in the labeling for Esomeprazole Strontium Delayed-Release Capsules 49.3 mg. This information pertains to the risk of Vitamin B12 deficiency with long-term daily treatment of PPIs and the risk of concomitant dosing of mycophenolate mofetil with PPIs resulting in reduced systemic exposure of mycophenolate mofetil as reported in current literature.

Market and Competition

GERD is considered the most common disease encountered by gastroenterologists (Katz PO et al. Am J Gastroenterol, 2013). According to GlobalData, the number of prevalent cases of GERD in the U.S. in 2019 is estimated to exceed 66 million.

The 2012 American College of Gastroenterology guidelines for treatment of GERD recommend treatment with an 8-week course of PPIs for symptom relief and healing of erosive esophagitis. Other treatments for GERD include antacids, H2-receptor blockers and other medications which are available in OTC and prescription strength.

There are currently no generic formulations of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg available in the U.S. The main competitors of Esomeprazole Strontium Delayed-Release Capsuled 49.3 mg are numerous OTC and prescription PPIs marketed in the U.S. These include branded and generic, prescription and OTC omeprazole (Prilosec®), branded and generic, prescription and OTC lansoprazole (Prevacid®) and branded and generic, prescription and OTC esomeprazole magnesium (Nexium®). Prescription dexlansoprazole (Dexilant®, marketed by Takeda Pharmaceuticals) is the only other PPI other than Esomeprazole Strontium Delayed-Release Capsules 49.3 mg that is not available in generic form. PPIs are one of the most commonly prescribed classes of medications in the U.S.; with an estimated market value exceeding $20 billion in 2016 (Symphony Health (accessed August 2017)).

Acquisition, Commercialization and License Agreements

Acquisition of RHB-104, TALICIA®, and RHB-106

On August 11, 2010, we entered into an asset purchase agreement with Giaconda Limited, a publicly-traded Australian company, pursuant to which Giaconda Limited transferred all of its patents, tangible assets, production files, regulatory approvals and other data related to the “Myoconda”, “Heliconda” and “Picoconda” products to us. We renamed these products RHB-104, TALICIA®, and RHB-106, respectively. Giaconda Limited further transferred to us products in process, product samples and raw materials, as well as certain rights of first refusal with respect to intellectual property in relation to digestive condition treatments. The agreement excluded the transfer of the rights to two products of Giaconda Limited that are not related to RHB-104, TALICIA®, and RHB-106. However, to the extent that the intellectual property associated with these two other products may be required for the research, development, manufacture, registration, import/export, use, commercialization, distribution, sale or offer for sale of any of RHB-104, TALICIA® and RHB-106, Giaconda Limited granted us an exclusive worldwide assignable right to such intellectual property for such purposes. The closing of this transaction occurred on August 26, 2010.

We paid Giaconda Limited in consideration for the assets purchased by us an initial amount of $500,000. We and Giaconda Limited also agreed that until the expiration of the last patent transferred to us, we will pay to Giaconda Limited 7% of net sales from the sale of the products by us and 20% of the consideration (including royalties received by us) from sublicensees, in each case, only after we recoup the amounts and expenses exceeding an approved budget.

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

The agreement also requires us to make a good faith, continuous and commercially reasonable effort to allocate appropriate financial resources to prepare, initiate and complete the clinical development of the products (with the exception of Picoconda by virtue of the Salix license agreement dated February 27, 2014) and file an application for regulatory marketing approval in accordance with industry standards. Development failures, negative regulatory decisions, or other reasons beyond our control will not constitute a breach of this obligation. Should we breach this obligation with respect to the development of any of the products and fail to cure the breach within 90 days from the date that Giaconda Limited sends us a default notice, Giaconda Limited may buy back all of the intellectual property rights with respect to such product for the original purchase price, plus the related development costs incurred by us through the date of the buy-back.

In connection with the license agreement with Salix (later acquired by Bausch Health), dated February 27, 2014, described below, we amended the asset purchase agreement and related agreements by excluding from the non-compete undertakings of Giaconda Limited and certain of its affiliate products, technology and related activities in the purgative field and excluded  from such non-compete undertakings certain of Giaconda Limited's affiliates. Subsequently, we recognized revenues in 2014 and paid Giaconda Limited an additional amount of $1 million. On February 27, 2014, we amended the asset purchase agreement with Giaconda Limited to cancel the buyback right and agreed that we would pay Giaconda Limited 20% of all amounts received by us from Bausch Health under the license agreement, without first recouping amounts and expenses and notwithstanding the expiration of any relevant patents.

Exclusive License Agreement with Bausch Health Companies Inc.

On February 27, 2014, we entered into a worldwide exclusive license agreement with Salix (now Bausch Health), as amended on February 26, 2018, pursuant to which Salix licensed the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation and rights to other purgative developments. Pursuant to the agreement, we granted Salix the right to develop and commercialize RHB-106 or the related rights.

Additionally, we waived any applicable rights of first refusal granted to us by Giaconda Limited and its affiliates in our August 2010 asset purchase agreement transaction with respect to intellectual property in relation to digestive condition treatments.

Pursuant to the agreement, before it was amended on February 26, 2018, we received an up-front payment of $7 million and were entitled to an additional amount of up to $5 million in subsequent milestone payments. In addition, we were entitled to receive tiered royalties on net sales, ranging from low single-digit up to low double-digits.

Other than with respect to the rights granted to us, as described below, we agreed, during the term of the agreement, not to compete in the purgative field.

We were granted an option to commercialize certain of the products of Bausch Health, in pre-determined territories. This right is subject to such products being available for distribution in the applicable territories and Bausch Health 's agreement to a potential exclusive distribution arrangement with us. We were granted exclusivity as to the commercialization right under the option, for a limited period, which has since expired.

The agreement expires on the date the royalties are no longer payable in connection with RHB-106 or related rights.  Following expiration of the agreement, the rights granted under the agreement shall become fully-paid, perpetual, royalty-free and irrevocable.  We have the right, following notice to Bausch Health, to terminate the agreement in the event that Bausch Health does not pursue the development of RHB-106 or related rights. This termination right is effective until the date on which all subsequent milestone payments referred to above have been paid to us.

On February 26, 2018, we entered into an amendment to the agreement that clarifies the development efforts to be used by Bausch Health, as well as provides for our enhanced involvement in certain intellectual property matters. In addition, the parties have agreed to increase the lower end of the range of royalty payments to be paid to us on net sales from low single digits to high single digits, such that the potential royalties now range from high single digits up to low double digits. Milestone payments remain unchanged. We have agreed to pay a percentage of the amounts received by us from Bausch Health to the third party from which we acquired the rights to RHB-106.

License Agreement for YELIVA®

On March 30, 2015, we entered into an exclusive license agreement with Apogee, a privately-held biotech company located in Hummelstown, Pennsylvania, U.S., under which Apogee granted us the exclusive, worldwide development and commercialization rights to ABC294640 (which we then renamed to YELIVA® and received an international non-proprietary name, opaganib, in 2018) and additional intellectual property rights. YELIVA® is a proprietary, first-in-class, orally-administered SK2 inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3 million. In addition, we undertook to pay up to an additional $2 million in potential development milestone payments and potential tiered royalties starting in the low double-digits. Such potential royalties are due until the later of: (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2018, we paid Apogee the initial amount of $3 million. The license agreement will stay in effect as of its effective date unless terminated earlier as described in the agreement. We are entitled to terminate the agreement at any time upon 30 days’ prior written notice to Apogee. The agreement also provides for the right of termination for each party in the event of a material breach committed by the other party.

License Agreement for RHB-107 (Upamostat; formerly MESUPRON)

On June 30, 2014, we entered into an exclusive license agreement with Wilex AG (which later changed its name to Heidelberg Pharma AG, “Heidelberg”), a German biopharmaceutical company focused on oncology, under which Heidelberg granted us the exclusive worldwide (excluding China, Hong Kong, Taiwan, and Macao) development and commercialization rights for all indications to RHB-107.

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

Exclusive Co-Promotion Agreement for Donnatal®

On December 30, 2016, we entered into an exclusive co-promotion agreement with a subsidiary of ADVANZ, an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs, as part of our strategic initiative to become a revenue-generating, GI-focused, specialty pharmaceutical company with a commercial presence in the U.S. to support potential future commercialization of our therapeutic candidates.

Under the agreement, we are responsible for certain promotional activities related to Donnatal® in certain U.S. territories, and ADVANZ continues to be responsible for, among other things, the manufacturing and supply and pricing of Donnatal®  in all territories. We and ADVANZ share the revenues generated from the promotion of Donnatal® by us based upon an agreed upon split. There are no upfront or milestone payments required to be paid by us under the agreement. The initial term of the agreement is three years. We may terminate the agreement upon three months’ notice for reasons set forth in the agreement. ADVANZ may terminate the agreement after an agreed upon period and for reasons set forth in the agreement.

Co-Promotion Agreement for Mytesi®

In June 2018, we entered into a co-promotion agreement with Napo, a human health company developing and commercializing novel gastrointestinal prescription products from plants used traditionally in rainforest areas. Napo is a wholly-owned subsidiary of Jaguar Health, Inc. Under this agreement, Napo granted us exclusive U.S. rights to co-promote Mytesi® (crofelemer 125 mg delayed-release tablets) for the approved indication in people living with HIV/AIDS with respect to certain gastroenterologists and other healthcare practitioners in certain U.S. territories. Mytesi® is an anti-diarrheal indicated for the symptomatic relief of non-infectious diarrhea in adult patients with HIV/AIDS on anti-retroviral therapy. The initial term of the co-promotion agreement was for six months, which was extended by the parties in November 2018 and January 2019 to end in January 2020. In July 2018, we initiated the promotion of Mytesi® in the U.S.

Exclusive License Agreement for EnteraGam®

In April 2017, we entered into a license agreement with Entera Health, a U.S. privately owned company. Under the license agreement, we were also granted an exclusive license to use the related EnteraGam®  trademarks, URL and other related intellectual property for the sale and distribution of EnteraGam® in the U.S. during the term of the agreement. We are required to pay Entera Health royalties based on net sales as provided in the agreement.  The initial term of the agreement is four years. Each party may terminate the agreement upon an agreed prior written notice to the other party for various reasons stipulated in the agreement.

Commercialization Agreement for Esomeprazole Strontium Delayed-Release Capsules 49.3 mg

In August 2017, we entered into an agreement with ParaPRO LLC (“ParaPRO”) granting us the exclusive rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories. Under the agreement, we agreed on a co-promotion plan with ParaPRO, and are responsible, together with ParaPRO for the promotion of the product to gastroenterologists for all labeled indications for the product in certain U.S. territories. In the event of the sale into the agreed territories of a generic equivalent for the product, we may limit or discontinue all or part of our ongoing promotional activities. ParaPRO agreed to provide us promotional material, training and samples (or equivalents) of the product, and it is responsible to take all actions in relation to the commercialization of the product in the territory and all aspects of managed care, and we are responsible for the promotion of the product. The agreement provides that all regulatory matters relating to the commercialization of the product during the term of this agreement are the responsibility of ParaPRO, subject to our right to communicate with regulatory authorities with respect to matters relating to us and our performance under the agreement. The initial term of the agreement is four years. Each party may terminate the agreement upon prior written notice to the other party for reasons set forth in the agreement.

License Agreement for MAP diagnostic test related to RHB-104

On September 18, 2011, we entered into a license agreement with the University of Central Florida (UCF) pursuant to which we were granted an exclusive license for all indications and medical uses to a patent-protected diagnostic test aimed at identifying the presence of MAP bacterial DNA in peripheral blood through DNA testing. The license covers the future commercial use of the test, including its manufacture, marketing, sale, and commercialization.

Under the agreement, we may grant sublicenses for the test with the consent of the UCF, from whom consent may not be unreasonably withheld.

To date, in consideration for the license, we have made payments in the aggregate amount of $195,000 and are required to make additional annual minimum royalty payments of $35,000 in each subsequent year until the last patent covered by the agreement expires. These annual minimum payment amounts will be deducted from future royalty payments.

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

Additional License Agreements related to MAP diagnostic test for RHB-104

On December 27, 2014, we entered into a license agreement with the University of Minnesota (UoM) pursuant to which we were granted an exclusive license for all indications and medical uses to a patent-protected designation of certain DNA sequencing.

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

Furthermore, pursuant to the agreement, the Canadian service provider may provide us with a discount on the research and development services with respect to incentives programs from various authorities that may be granted to the Canadian service provider in the future. As of December 31, 2018, the estimated discount we will receive from our Canadian service provider is approximately $0.3 million.

Clinical Services Agreements

Clinical Services Agreement related to RHB-104

On June 15, 2011, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with PharmaNet Canada Inc., (subsequently a subsidiary of inVentiv Health Clinical, Inc., which became Syneos), an international CRO company for the purpose of performing the clinical trial for RHB-104. Syneos is a leading provider of global drug development services to pharmaceutical and biotechnology companies, offering therapeutically specialized capabilities for Phase 1-4 clinical development, and pursuant to the agreement, is responsible for the performance of the clinical trial, including entering into agreements with medical centers to perform the trial, supervision of the performance and progress of the trial and the analysis of the results, all pursuant and subject to applicable regulatory requirements.

Pursuant to this agreement and subsequent amendments, Syneos is entitled to receive compensation in connection with the MAP US study, as well as reimbursement of investigator grant costs and pass-through costs to be paid during the trial. The payments are spread over the period of the clinical trial based upon quarterly administration fees and milestone payments based on patient recruitment, completion of subject dosing and report preparation, investigators’ grants paid to research centers that participate in the trial, as well as reimbursement of certain expenses. These fees, however, are partial costs for the RHB-104 program and may increase in accordance with the final clinical trial protocol, length of the study and payments to be made to third parties, such as investigator grants costs and additional service providers, including other clinical research organizations.

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

In February 2017, we entered into an agreement with our Canadian service provider, which entered into a back-to-back agreement with Syneos for the provision of clinical trial services for the MAP US2 study.

Expanded Access Program (EAP)

We have adopted an EAP, allowing patients with life-threatening diseases potential access to our investigational new drugs that have not yet received regulatory marketing approval. Expanded access (sometimes referred to as “compassionate use”) is possible outside of our clinical trials, under certain eligibility criteria, when a certain investigational new drug is needed to treat a life-threatening condition and when there is some clinical evidence suggesting that the drug might be effective for that condition. Patients who qualify for our EAP do not meet the eligibility criteria or are incapable of participating in our clinical trials for such therapeutic candidate or there is no clinical trial accessible to such patients. Following the adoption of the program, we continue to receive patient requests to obtain access to our investigational drugs. Subject to the evaluation of eligibility and all other necessary regulatory, reporting and other conditions and approvals required in all relevant jurisdictions, we provide certain patients with an investigational new drug under the EAP.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our technology and therapeutic candidates, its therapeutic applications, and related technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions, and improvements that are important to the development of our business. We also rely on our trade secrets, know-how, and continuing technological innovation to develop and maintain our proprietary position. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our technological investments. We have rights, either through assignment, asset purchase or in-licensing, to a total of approximately 200 issued patents and 100 patent applications. The patents and patent applications are registered in the U.S. and other key jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

The patent positions of companies such as ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

TALICIA®

The patent portfolio protecting TALICIA® currently includes four U.S. patents, two pending U.S. patent applications, and over 20 foreign patents and patent applications.  The second-generation patents (all but two noted above) provide patent protection through 2034.

RHB-104 – Inflammatory Bowel Disease

The patent portfolio protecting RHB-104 and its use in treating inflammatory bowel disease currently includes six U.S. patents, one pending U.S. patent application, and 33 foreign patents and patent applications, providing patent protection through 2029.

We also have in-licensed from UCF U.S. Patent No. 7,488,580 entitled “Protocol for Detection of Mycobacterium Avium Subspecies Paratuberculosis in Blood”, which will expire in 2026. This patent is directed to a method of diagnosing inflammatory bowel disease caused by MAP using a sample of peripheral tissue.  In addition, inflammatory bowel disease caused by MAP can be monitored and evaluated.

Further, we have in-licensed U.S. Patent Nos. 7,074,559 and 7,867,704 from The University of Minnesota entitled “Mycobacterial Diagnostics.”  One U.S. patent will expire in 2022, and the other U.S. patent will expire in 2026. The acquired diagnostic technology is intended for the detection of Mycobacterium avium subspecies paratuberculosis (MAP) bacterium.

RHB-104 – Multiple Sclerosis (“MS”)

The patent portfolio protecting use of RHB-104 for treating relapsing-remitting multiple sclerosis includes one U.S. patent and over 20 foreign patents and patent applications, providing patent protection through 2032.

RHB-204 – Nontuberculous Mycobacterium (NTM) Infections

The patent portfolio protecting RHB-204 currently includes two U.S. patents, one pending U.S. patent application and one pending European patent application, providing protection through 2029.

BEKINDA® - Gastritis, Gastroenteritis and IBS-D

The patent portfolio protecting BEKINDA® and its use currently includes two U.S. patents, two pending U.S. patent applications, and over 30 foreign patents and patent applications, providing patent protection through 2034.

RHB-106 - Bowel Preparation

The patent portfolio protecting RHB-106 and its use currently includes one issued U.S. patent, one pending U.S. patent application, and 12 foreign patents and patent applications, providing patent protection through 2033.

We are party to an exclusive agreement by which Bausch Health licensed us the exclusive worldwide rights to the RHB-106 patent portfolio. As part of the agreement, Bausch Health is responsible for the patent families related to RHB-106.

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

The patent portfolio covering YELIVA® includes 4 U.S. patents and over 18 foreign patents and patent applications, providing patent protection through 2028.

RHB-107 (Upamostat; formerly MESUPRON) – Oncology

This patent portfolio was in-licensed by us from Wilex AG, now known as Heidelberg Pharma AG. RHB-107 is a first-in-class protease inhibitor administered by oral capsule.  The RHB-107 patent portfolio includes patents directed to the new chemical entity, WX-671, WX-UK1, the active metabolite of WX-671, pharmaceutical compositions comprising WX-671 (RHB-107), methods of synthesizing WX-671 and WX-UK1, and methods of use.  The portfolio includes 15 issued U.S. patents and over 60 foreign patents and patent applications, providing patent protection through 2027.

Ebola

The patent portfolio covers RedHill’s proprietary experimental therapy for the treatment of Ebola virus disease.  The portfolio consists of one U.S. patent, 1 pending U.S. patent application, and 7 pending international patent applications.

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

U.S. Food and Drug Administration (FDA) Approval Process for New Molecular Entities

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

Phase 1. In Phase 1  clinical studies, the therapeutic drug candidate is tested in a small number of healthy volunteers, though in cases where the therapeutic drug candidate may make the volunteer ill, clinical patients with the targeted condition may be used. These “dose-escalation” studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the therapeutic drug candidate in humans, side effects associated with increasing doses, and, in some cases, to gain early evidence on efficacy. The number of participants included in Phase 1  studies is generally in the range of 20 to 80.

Phase 2. In Phase 2 studies, in addition to safety, the sponsor evaluates the efficacy of the therapeutic drug candidate on targeted indications to determine dosage tolerance and optimal dosage and to identify possible adverse effects and safety risks. Phase 2 studies typically are larger than Phase 1 but smaller than Phase 3 studies and may involve several hundred participants.

Phase 3. Phase 3 studies typically involve an expanded patient population at geographically-dispersed test sites and involve control groups taking a reference compound or a placebo (an inactive compound identical in appearance to the study compound). They are performed after preliminary evidence suggesting the effectiveness of the product candidate has been obtained and are designed to evaluate clinical safety and efficacy further, to establish the overall benefit-risk relationship of the product candidate and to provide an adequate basis for a potential product approval. Phase 3 studies usually involve several hundred to several thousand participants.

Phase 4.  Phase 4 clinical trials are post-marketing studies designed to collect additional safety data as well as potentially expand a product indication. Post-marketing commitments may be required of, or agreed to by, a sponsor after the FDA has approved a therapeutic drug candidate for marketing. These studies are used to gain additional information from the treatment of patients in the intended therapeutic indication and to verify a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. These clinical trials are often referred to as Phase 4 post-approval or post-marketing commitments. Failure to promptly conduct Phase 4 clinical trials could result in the inability to deliver the product into interstate commerce, misbranding charges, and civil monetary penalties.

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

As a product candidate moves through the clinical testing phases, manufacturing processes are further defined, refined, controlled and validated. The level of control and validation required by the FDA would generally increase as clinical studies progress. We and the third-party manufacturers on which we rely for the manufacture of our therapeutic drugs and therapeutic drug candidates and their respective API are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. In addition to our third-party API manufacturers, we are responsible for ensuring that our third-party excipient manufacturers conform to cGMP requirements. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping, and other requirements.

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

If an NDA submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA’s goal is to complete its initial review and respond to the applicant within ten months of a completed submission for 90% of the submissions received, unless the application relates to an unmet medical need in a serious or life-threatening indication, in which case the goal may be within six months of a completed NDA submission. However, PDUFA goal dates are not legal mandates, and the FDA response may occur several months beyond the original PDUFA goal date. Further, the review process and the target response date under PDUFA may be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the NDA. The NDA review process can, accordingly, be very lengthy. During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations. Data from clinical studies are not always conclusive, and the FDA or any advisory committee it appoints may interpret data differently than the applicant.

After the FDA evaluates the NDA and conducts a pre-approval inspection of all manufacturing facilities where the drug product candidate or its API will be produced, it will either approve commercial marketing of the drug product candidate with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. The FDA may also request a Phase 4 clinical trial to further assess and monitor the product’s safety and efficacy after approval.

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

We rely on, and expect to continue to rely on, third parties for the manufacture of clinical and future commercial, quantities of our therapeutic candidates. Future FDA and state inspections may identify compliance issues at these third-party facilities that may disrupt production or distribution or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and may also require the implementation of other risk management measures. Many of the foregoing could limit the commercial value of an approved product or require us to commit substantial additional resources in connection with the approval of a product. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Section 505(b)(2) New Drug Applications

As an alternate path to FDA approval of new indications or new formulations of previously-approved therapeutic drugs, a company may file a Section 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA, somewhat similar to the process for approval of the original indication or reference drug and requires, among other things, submitting data from adequate and well-controlled studies that demonstrate the product’s safety and efficacy in the new indication. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all.  Section 505(b)(2) of the Food, Drug, and Cosmetic Act was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) was enacted to allow a company to avoid duplicative testing by permitting the applicant to leverage previously performed pertinent clinical and non-clinical studies into the current NDA submission. Some examples of therapeutic drug candidates that may be allowed to follow a 505(b)(2) path to approval are candidates that have a new dosage form, strength, route of administration, formulation or indication.

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

To the extent that the Section 505(b)(2) applicant is relying on the FDA’s conclusions regarding studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book publication. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The Section 505(b)(2) application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the reference product has expired. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized.

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

GAIN Act

The FDA's Generating Antibiotic Incentives Now (GAIN) Act is intended to encourage the development of new antibiotic drug product candidates for the treatment of serious or life-threatening infections. For products that receive QIDP designation under the Act, the Act provides Fast-Track development status with an expedited development pathway and Priority Review status, which potentially provides shorter review time by the FDA of a future potential marketing application. Following FDA approval, an additional five years of U.S. market exclusivity applies, received on top of the standard exclusivity period.

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

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, also imposes certain requirements relating to the privacy, security, and transmission of individually identifiable health information; and

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines, state laws that require pharmaceutical manufacturers to report certain pricing or payment information, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and are not preempted by HIPAA, thus complicating compliance efforts.

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

Due to the breadth of some of these laws, it is possible that some of our current or future practices might be challenged under one or more of these laws.  In addition, there can be no assurance that we would not be required to alter one or more of our practices to comply with these laws.  Evolving interpretations of current laws or the adoption of new federal or state laws or regulations could adversely affect the arrangements we may have with sales personnel, healthcare providers, and patients.  Our risk of being found in violation of these laws is increased by the fact that some of these laws are open to a variety of interpretations.  If our past or present operations, practices, or activities are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, damages, fines, disgorgement, contractual remedies, reputational harm, diminished profits and future earnings, if any, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

C.           Organizational Structure

Our wholly-owned and only subsidiary, Redhill Biopharma Inc., was incorporated in Delaware on January 19, 2017.

D.           Property, Plant and Equipment

We lease approximately 826 square meters of office space, a 27-square meter warehouse and eleven parking spaces in the “Platinum” building at 21 Ha’arba’a Street, Tel Aviv, Israel. The projected yearly gross rental expenses are approximately $410,000 per year. During 2018, we subleased a portion of the office space to a tenant for approximately $42,000. The term under our lease agreement will expire on January 31, 2026. These offices have served as our corporate headquarters since April 2011.

The Company also entered into an operating lease agreement for the U.S. offices it uses. The agreement will expire on March 31, 2023. The projected yearly rental expenses are approximately $169,000 per year.

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

Company Overview

We are a specialty biopharmaceutical company primarily focused on proprietary drugs for GI diseases. From our inception to the end of the period covered by this Annual Report, we invested a total of $5.3 million on in-licensing and acquisitions of therapeutic candidates and related technologies.

Depending on the specific development program, our therapeutic candidates are designed to exhibit greater efficacy and provide improvements over existing drugs by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage. Where applicable, we intend to seek FDA approval for the commercialization of certain of our therapeutic candidates through the alternative Section 505(b)(2) regulatory path under the FDCA, and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists seven therapeutic candidates, most in late-stage clinical development.

We generate our pipeline of therapeutic candidates by identifying, rigorously validating and in-licensing or acquiring products that are consistent with our product strategy and that we believe exhibit a relatively reasonable probability of therapeutic and commercial success. Our therapeutic candidates have not yet been approved for marketing and, to date, our therapeutic candidates have not generated meaningful sales. We intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis. We also evaluate, on a case by case basis, co-development, and similar arrangements and the independent commercialization of our therapeutic candidates in the U.S.

In addition to our primary focus on the development of clinical-stage GI products, we have established commercial presence and capabilities in the U.S., intended primarily to support potential future launch of our GI-related therapeutic candidates currently under development in the U.S. We pursue our commercial activities in the U.S. through RedHill Biopharma Inc., a wholly-owned subsidiary we formed in Delaware in January 2017. Through this subsidiary, we currently promote four GI products in the U.S., Donnatal®, Mytesi®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg under agreements with third parties.

We have funded our operations primarily through public and private offerings of our securities. Because our therapeutic candidates and products are currently in development, and because we have not yet generated sufficient revenues from the promotion of Donnatal®,  Mytesi®,  Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, and from commercialization of EnteraGam®  with no anticipation of profits in the near future, we cannot estimate when and if we will generate sufficient revenues to sustain our business operations in accordance with our plan, or profits in the future from our therapeutic candidates and commercial products.

The following is a description of our seven therapeutic candidates, most in late-stage clinical development, and four commercial products:

Therapeutic Candidates

TALICIA® (RHB-105) is intended for the treatment of H. pylori bacterial infection in the GI tract. TALICIA®  is a combination of three approved drug products – omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for digestion of food in the stomach), amoxicillin and rifabutin, which are antibiotics. TALICIA® is administered to patients orally. In December 2018, we announced positive top-line results from the ERADICATE Hp2 study. Subject to any additional regulatory feedback, the ERADICATE Hp2 study is expected to complete the clinical package required for a potential submission of an NDA with the FDA for TALICIA® in the first half of 2019. We acquired ownership rights in patents, tangible assets, production files, and regulatory approvals and other data and certain third-party agreements related to TALICIA® pursuant to the Asset Purchase Agreement with Giaconda Limited described above.

See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA®, and RHB-106.”

RHB-104 is intended to treat Crohn’s disease, which is a serious inflammatory disease of the GI system that may cause severe abdominal pain and bloody diarrhea, malnutrition and potentially life-threatening complications. RHB-104 is a patented combination of clarithromycin, clofazimine, and rifabutin, three generic antibiotic ingredients, in a single capsule. The compound was developed to treat Crohn’s disease through the targeting of MAP infection. We announced positive top-line safety and efficacy results from the Phase 3 MAP US study in July 2018 and have an ongoing Phase 3 MAP US2 study to evaluate the safety and efficacy of RHB-104 in subjects who remain with active Crohn’s disease (CDAI ≥ 150) after 26 weeks of blinded study therapy in the MAP US study. On August 11, 2010, we entered into an asset purchase agreement with Giaconda Limited, pursuant to which we acquired ownership rights in patents, tangible assets, production files and regulatory approvals and other data and certain third-party agreements related to RHB-104, TALICIA® and RHB-106 in exchange for $500,000 and royalty payments of 7% of net sales and 20% of sublicense fees, in each case, only after we recoup the amounts and expenses exceeding the approved budget. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA®, and RHB-106.”

RHB-204 is a patented fixed-dose combination product of three antibiotics that will simplify administration and optimize compliance.  Each capsule contains the same components as RHB-104 (clarithromycin, clofazimine, and rifabutin) but at unique doses. Final dose selection for the pending pivotal trial is ongoing, and current plans are to start a pivotal trial for NTM lung infection in H2 2019.  The appropriate regulatory path is currently under discussion.

BEKINDA® (RHB-102) is a once-daily bi-modal extended-release oral formulation of ondansetron, a leading member of the family of 5-HT3 serotonin receptor inhibitors, intended to treat nausea, vomiting and diarrhea symptoms experienced in some people suffering from acute gastroenteritis, gastritis, and IBS-D. On May 2, 2010, we received a worldwide, exclusive and perpetual license to use patents and know-how relating to CDT®  technology from SCOLR Pharma, Inc. in exchange for an up-front payment of $100,000. SCOLR announced during 2013 that it had ceased business operations, and we entered into a License Agreement with Temple University to secure direct rights to patents related to the CDT® platform. SCOLR had itself licensed those patents from Temple University, the original owner of the patents.

YELIVA® (ABC294640) is a proprietary, first-in-class, orally-administered SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. The compound originally designated as ABC294640 received an international non-proprietary name, opaganib, in the Recommended INN: List 79, 2018. On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee, pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to YELIVA® and as noted above, received an international non-proprietary name, opaganib, in 2018) and additional intellectual property for all indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3 million, of which the total amount has been paid, as well as up to $2 million in potential development milestone payments, and tiered royalties starting in the low double-digits. For more information regarding this agreement, see “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for YELIVA®.”

RHB-107 (Upamostat; formerly MESUPRON) (INN: upamostat) is a proprietary small molecule, first-in-class, potent serine protease inhibitor administered by oral capsule. We believe that RHB-107 has a unique potency and specificity that suggests it may be a new non-cytotoxic approach to cancer therapy, as well as other indications of high unmet need such as inflammatory digestive diseases and inflammatory lung diseases. On June 30, 2014, we acquired from Heidelberg the exclusive development and commercialization rights to RHB-107, excluding China, Hong Kong, Taiwan, and Macao, for all indications. We made an upfront payment to Heidelberg of $1.0 million with potential tiered royalties on net revenues, ranging from mid-teens up to 30%. We are responsible for all development, regulatory and commercialization of RHB-107. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for RHB-107.”

RHB-106 is a tablet intended for the preparation and cleansing of the GI tract prior to the performance of abdominal procedures, including diagnostic tests such as colonoscopy, barium enema or virtual colonoscopy, as well as surgical interventions, such as a laparotomy. We acquired ownership rights in patents, tangible assets, production files, and regulatory approvals and other data and rights in certain third-party agreements related to RHB-106 pursuant to the Asset Purchase Agreement with Giaconda Limited described above.  See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of RHB-104, TALICIA®, and RHB-106.” On February 27, 2014, we entered into a licensing agreement with Salix (later acquired by Bausch Health) pursuant to which Bausch Health is granted the exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation, and rights to other purgative developments.

Commercial Products

Donnatal®  is an anticholinergic and barbiturate combination drug product used as an adjunctive therapy for IBS. On December 30, 2016, we entered into the Co-Promotion Agreement with a subsidiary of ADVANZ, pursuant to which we were granted certain rights to promote Donnatal®  in certain U.S. territories.  See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Exclusive Co-Promotion Agreement for Donnatal®.” We commenced promotional activities for Donnatal® in June 2017 and recorded revenues of $0.7 million for the year ended 2017 and $3.5 million for the year ended 2018 from promotion of Donnatal®.

Mytesi® is an anti-diarrheal indicated for the symptomatic relief of non-infectious diarrhea in adult patients with HIV/AIDS on anti-retroviral therapy. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Co-Promotion Agreement for Mytesi®.” We initiated the promotion of Mytesi® in the U.S. in July 2018 and recorded an immaterial amount of revenues for the year ended December 31, 2018 from promotion of Mytesi®.

Esomeprazole Strontium Delayed-Release Capsules 49.3 mg is an FDA-approved prescription PPI drug product indicated for adults for the treatment of GERD, risk reduction of NSAID-associated gastric ulcer, H. pylori eradication to reduce the risk of duodenal ulcer recurrence and for pathological hypersecretory conditions, including Zollinger-Ellison syndrome. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Commercialization - Agreement for Esomeprazole Strontium Delayed-Release Capsules 49.3 mg.” We initiated the promotion of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg in selected U.S. territories in September 2017 and recorded an immaterial amount of revenues for the year ended December 31, 2017, and $0.2 million for the year ended December 31, 2018, from promotion of Esomeprazole Strontium Delayed-Release Capsules 49.3 mg.

EnteraGam® (serum-derived bovine immunoglobulin/protein isolate, SBI) is promoted as an FDA-regulated “medical food” product intended for the dietary management of chronic diarrhea and loose stools. EnteraGam® must be administered under medical supervision. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for EnteraGam®.” We initiated commercialization activities for EnteraGam® in June 2017 and recorded revenues of $3.2 million for the year ended December 31, 2017, and $4.7 million for the year ended December 31, 2018, from commercialization of EnteraGam®.

Components of Statements of Comprehensive Loss

Revenues

In 2018 and 2017, revenues consisted of revenues with respect to commercialization and promotional activities of our commercial products, as described above. In 2016, we recorded revenues with respect to a certain licensing agreement.

Cost of Revenues

Direct costs related to the revenues, such as cost of goods sold and royalties to third parties.

Research and Development Expenses

See “– C. Research and Development, Patents and Licenses” below.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees, directors and consultants and professional services. Other significant general and administrative expenses include office related expenses, travel, conferences, and others.

Selling, Marketing and Business Development Expenses

Selling, Marketing and Business Development expenses consist primarily of compensation for employees and consultants dedicated for marketing activities with the Company's commercialized and promoted products and professional services. Other significant selling, marketing and business development expenses include product samples, car fleet, travel, conferences, office-related expenses and others.

Financial Income and Expenses

Financial income and expenses consist of non-cash financing expenses in connection with changes in the fair value of derivative financial instruments, interest earned on our cash, cash equivalents and short-term bank deposits, bank fees and other transactional costs and expense or income resulting from fluctuations of the U.S. dollar against other currencies, in which a portion of our assets and liabilities are denominated like NIS, for example.

Critical Accounting Policies and Estimates

The preparation of financial statements, in conformity with IFRS, requires companies to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty, and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this Annual Report. Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position or results of operations. Our estimates are primarily guided by observing the following critical accounting policies.

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

A.           Operating Results

History of Losses

Since inception in 2009, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to develop our research and development programs further. As of 2017, we started to accumulate losses also from our commercial operations. As of December 31, 2018, we had an accumulated deficit of approximately $169.1 million.

We expect to continue to fund our operations over the next several years through public or private equity offerings, debt financings, non-dilutive financings, commercialization of our therapeutic candidates, products we may promote or commercialize, or through revenues from the promotion of Donnatal®, Mytesi®,  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and from the commercialization of EnteraGam®.

Quarterly Results of Operations

The following tables show our unaudited quarterly statements of operations for the periods indicated. We have prepared this quarterly information on a basis consistent with our audited financial statements.

Three Months Ended

	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
	2016				2017				2018
Statements of operations	U.S. dollars in thousands
Net revenues	—	1	—	100	—	483	1,523	2,001	2,445	2,350	2,206	1,359
Cost of revenues	—	—	—	—	—	272	935	919	930	725	598	584
Research and development expenses, net	4,676	6,031	7,038	7,496	8,137	8,434	8,106	8,292	6,416	6,044	6,624	5,778
Selling, marketing and business development	312	424	402	417	605	3,376	4,189	3,844	3,170	3,123	3,040	3,153
General and administrative expenses	915	740	1,014	1,179	1,315	1,940	2,258	2,512	1,924	2,015	1,680	1,887
Other expenses	—	—	—	—	45	—	—	800	—	—	—	—
Operating loss	5,903	7,194	8,454	8,992	10,102	13,539	13,965	14,366	9,995	9,557	9,736	10,043
Financial income	380	666	109	1,013	1,556	2,523	150	3,966	134	156	133	2,403
Financial expenses	1	24	599	371	50	7	1,697	13	74	1,717	480	44
Net loss	5,524	6,552	8,944	8,350	8,596	11,023	15,512	10,413	9,935	11,118	10,083	7,684

Our quarterly revenues and operating results have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Segment Information

Commencing 2017, the Company has two segments, Commercial Operations and Research & Development. The Commercial Operations segment covers all areas relating to the commercial sales and operating expenses directly related to that activity. The Research and Development segment includes all activities related to the research and development of therapeutic candidates.

Below is a table summarizing the financial results of the two segments for the years ended December 31, 2018 and December 31, 2017.

	Year Ended December 31,			Year Ended December 31,
	2018			2017
December 31, 2018:	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	8,360	—	8,360	4,007	—	4,007
Cost of revenues	2,837	—	2,837	2,126	—	2,126
Gross profit	5,523	—	5,523	1,881	—	1,881
Research and development expenses, net	—	24,862	24,862	—	32,969	32,969
Selling, marketing and business development expenses	11,329	1,157	12,486	10,520	1,494	12,014
General and administrative expenses	2,795	4,711	7,506	2,680	5,345	8,025
Other expenses	—	—	—	—	845	845
Operating loss	8,601	30,730	39,331	11,319	40,653	51,972

Comparison of the Year Ended December 31, 2018 to the Year Ended December 31, 2017

Net Revenues

Net Revenues for the year ended December 31, 2018 were $8.4 million, compared to $4.0 million for the year ended December 31, 2017. The increase was due to the advancement of promotional activities for Donnatal® and commercialization activities for EnteraGam®, initiated mid-June 2017.

Cost of Revenues

Cost of Revenues for the year ended December 31, 2018 was $2.8 million, compared to $2.1 million for the year ended December 31, 2017. The increase was due to higher cost of goods sold and amounts paid for royalties relating to commercialization activities.

Gross Profit

Gross Profit for the year ended December 31, 2018, was $5.5 million, compared to $1.9 million for the year ended December 31, 2017. Gross margin increased from 47% to 66%. The increase was due to net revenues and cost of revenues, discussed above.

Research and Development Expenses

Research and Development Expenses for the year ended December 31, 2018, were $24.9 million, compared to $33.0 million for the year ended December 31, 2017.  The decrease was mainly due to the implementation of the Company's cost reduction plan, the finalization of the Phase 3 study with RHB-104 and completion of the clinical studies with BEKINDA®.

Selling, Marketing and Business Development Expenses

Selling, Marketing and Business Development Expenses for the year ended December 31, 2018, were $12.5 million, compared to $12.0 million for the year ended December 31, 2017. The increase was mainly due to the expenses related to commencement of U.S. commercial operations in June 2017, offset by the continued implementation of the Company’s cost reduction plan.

General and Administrative Expenses

General and Administrative Expenses for the year ended December 31, 2018, were approximately $7.5 million, compared to $8.0 million for the year ended December 31, 2017. The decrease was due to the continued implementation of the Company’s cost reduction plan and optimization measures.

Operating Loss

Operating Loss for the year ended December 31, 2018, was $39.3 million, compared to $52.0 million for the year ended December 31, 2017. The decrease was due to the increase in gross margin and a decrease in operating expenses.

Financial Income, net

Financial Income, net for the year ended December 31, 2018, was $0.5 million, compared to $6.4 million for the year ended December 31, 2017. The decrease was mainly related to a fair value gain on derivative financial instruments.

Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016

Net Revenues

Net Revenues for the year ended December 31, 2017, were $4.0 million, compared to $0.1 million for the year ended December 31, 2016. The increase was due to the initiation of the Company’s U.S. promotional activities in mid-June 2017.

Cost of Revenues

Cost of Revenues for the year ended December 31, 2017, was $2.1 million, due to cost of goods sold and royalties relating to commercialization activities. There was no cost of revenues for the year ended December 31, 2016.

Gross Profit

Gross Profit for the year ended December 31, 2017, was $1.9 million, compared to $0.1 million for the year ended December 31, 2016. The increase was due to the initiation of the Company’s U.S. promotional activities in mid-June 2017.

Research and Development Expenses

Research and Development Expenses for the year ended December 31, 2017, were $33.0 million, compared to $25.2 million for the year ended December 31, 2016. The increase was mainly due to the then ongoing Phase 3 study with TALICIA® and from the Phase 1/2 studies with YELIVA® for multiple indications.

Selling, Marketing and Business Development Expenses

Selling, Marketing and Business Development Expenses for the year ended December 31, 2017, were $12.0 million, compared to $1.6 million for the year ended December 31, 2016, which was comprised only of business development expenses. The increase was mainly due to the establishment and advancement of the Company’s U.S. commercial operations. The Company recognized selling and marketing expenses for the first time in 2017.

General and Administrative Expenses

General and Administrative Expenses for the year ended December 31, 2017, were approximately $8.0 million, compared to $3.8 million for the year ended December 31, 2016. The increase was mainly due to the establishment and advancement of the Company’s U.S. commercial operations in 2017.

Operating Loss

Operating Loss for the year ended December 31, 2017, was $52.0 million, compared to $30.5 million for the year ended December 31, 2016. The increase was due to an increase in the Company’s research and development activities as well as the establishment and advancement of the Company’s U.S commercial operations in 2017, as detailed above.

Financial Income, net

Financial Income, net for the year ended December 31, 2017, was $6.4 million, compared to $1.2 million for the year ended December 31, 2016. The increase was mainly related to a fair value gain on derivative financial instruments.

B.           Liquidity and Capital Resources

Liquidity and Capital Resources

Our therapeutic candidates are in research and development stage, and therefore we do not generate significant revenues yet. Since 2017, through our U.S. subsidiary, we commercialize or promote four GI products in the U.S., Donnatal®,

Mytesi®, EnteraGam® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg under agreements with third parties. These commercial operations are still generating operational losses.

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, investor loans, and a payment received under our Exclusive License Agreement with Salix (now Bausch Health). As of December 31, 2018, we had approximately $53.2 million of cash, cash equivalents, and short-term investments.

On February 3, 2011, we raised gross proceeds of approximately $14 million in connection with our initial public offering on the TASE of 14,302,300 Ordinary Shares and 7,151,150 tradable Series 1 Warrants. By February 2, 2014, the tradable Series 1 Warrants were exercised for an aggregate amount of $4 million.

On January 10, 2013, we issued in a private placement 6,481,280 Ordinary Shares at a price per share of NIS 4.00 (approximately $1.06 based on the representative U.S. dollar – NIS rate of exchange of 3.78 on January 10, 2013) and non-tradable warrants to purchase up to 3,240,640 Ordinary Shares. By January 10, 2015, the warrant expiration date, 682,200 warrants had been exercised for an aggregate amount of approximately $1.0 million.  The remaining unexercised warrants expired.

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

On February 27, 2014, we entered into a Worldwide Exclusive License Agreement with Salix (now Bausch Health), pursuant to which we granted exclusive worldwide rights to our RHB-106 encapsulated formulation for bowel preparation and rights to other purgative developments.  Under the license agreement, Salix paid an upfront payment of $7.0 million. We are also entitled to milestone payments and royalties based on net sales of RHB-106.  See "Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Exclusive License Agreement with Bausch Health Companies Inc."

On February 13, 2015, we sold an aggregate of 1,150,000 ADSs in an underwritten public offering of our ADSs in the U.S. at a public offering price of $12.50 per ADS, for gross proceeds to us of approximately $14.4 million.

On July 22, 2015, we sold an aggregate of 2,739,143 ADSs in an underwritten public offering of our ADSs in the U.S. at a public offering price of $16.25 per ADS, for gross proceeds to us of approximately $44.5 million, before underwriting discounts and commissions and other offering expenses.

On December 27, 2016, we sold 2,250,000 ADSs and warrants to purchase 1,125,000 ADSs in an underwritten public offering for gross proceeds of approximately $23 million. Concurrent with the underwritten public offering, we sold 1,463,415 ADSs and warrants to purchase 731,708 ADSs in a concurrent registered direct offering for gross proceeds of approximately $15 million. The offering price in both offerings was $10.25 for a fixed combination of one ADS and a warrant to purchase 0.5 of an ADS. The warrants in both offerings have a per ADS exercise price of $13.33 and have a term of three years.  Following the partial exercise by the underwriters of their option, our underwritten public offering and the concurrent registered direct offering totaled 3,846,519 ADSs and warrants to purchase 2,025,458 ADSs, representing aggregate gross proceeds from both offerings of approximately $39.4 million.

On November 13, 2017, we sold 4,090,909 ADSs in an underwritten public offering of our ADSs in the U.S. at a public offering price of $5.50 per ADS for gross proceeds of approximately $22.5 million before underwriting discounts and commissions and other offering expenses.

On August 9, 2018, we sold 4,166,667 ADSs in an underwritten public offering of our ADSs in the U.S. at a public offering price of $6.00 per ADS, for gross proceeds of approximately $25 million before underwriting discounts and commissions and other offering expenses.

On December 11, 2018, we sold 2,857,143 ADSs in an underwritten public offering of our ADSs in the U.S. at a public offering price of $7.00 per ADS, for gross proceeds of approximately $20 million before underwriting discounts and commissions and other offering expenses.

Revenues generated from our U.S. commercial activities were approximately $8.4 million for the year ended December 31, 2018, and approximately $4.0 million for the year ended December 31, 2017.

We estimate that so long as sufficient revenues to sustain our business operations in accordance with our plan are not generated from our therapeutic candidates, out-licensing transactions or promotion or commercialization of our current commercial products or products that we may promote or commercialize in the future, we will need to raise substantial additional funds, as our current cash and short-term investments are not sufficient to complete the research and development of all of our therapeutic candidates and fund our commercial operations. However, additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors including but not limited to:

•	the regulatory path of each of our therapeutic candidates;
•

our ability to successfully commercialize our therapeutic candidates and products we may promote or commercialize, including securing commercialization agreements with third parties and favorable pricing and market share;

•	the progress, success, and cost of our clinical trials and research and development programs;
•	the costs, timing, and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;
•	the costs of enforcing our issued patents and defending intellectual property-related claims;
•	the costs of developing sales, marketing, and distribution channels;
•	consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated; and
•	we may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to commercialize or out-license our therapeutic candidates, obtain future financing or generate  sufficient revenues to sustain our business operations in accordance with our plan from our commercial products, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidates, which may have material adverse effect on our reputation, business, financial condition or results of operations. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements”. Our current working capital is not sufficient to complete our research and development with respect to any or all of our therapeutic candidates or to commercialize our products or products to which we have rights, including the promotion of Donnatal®, Mytesi®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercialization of EnteraGam®. We will need to raise additional capital to achieve our strategic objectives of acquiring, in-licensing, developing and commercializing therapeutic candidates, promoting Donnatal®, Mytesi®  and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and commercializing EnteraGam® and other products that we may promote or commercialize in the future, and our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund our operations, develop our therapeutic candidates, promote products such as Donnatal®, Mytesi® and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg or other products that we may promote in the future, commercialize EnteraGam® or the products we may commercialize in the future, attract development or commercial partners or retain key personnel.

We implemented a cost reduction plan to gradually reduce our 2018 quarterly cash used in operating activities to approximately $8.5 million on average. We believe this, should allow our capital resources to be sufficient to fund our operations for more than the next 12 months.

Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for the year ended December 31, 2018, was $34.5 million, compared to $44.8 million for the year ended December 31, 2017.  The decrease in Net Cash Used in Operating Activities was a direct result of the decrease in Operating Loss, as detailed above.

Net Cash Used in Investing Activities

Net Cash provided by Investing Activities for the year ended December 31, 2018, was $5.4 million, compared to Net Cash used in Investing Activities of $18.6 million for the year ended December 31, 2017.   The change from the comparable period was mainly due to a change in investment in current bank deposits and financial assets at fair value through profit or loss.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities for the year ended December 31, 2018, was $41.8 million, compared to $25.7 million for the year ended December 31, 2017, both resulting mainly from the proceeds of our public offerings.

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2018.

C.           Research and Development, Patents and Licenses

Our research and development expenses consist primarily of costs of clinical trials, professional services, share-based payments and payroll, and related expenses. The clinical trials costs are mainly related to payments to third parties to manufacture our therapeutic candidates, to perform clinical trials with our therapeutic candidates and to provide us with regulatory services. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

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

We expect our research and development expenses to stay material as we continue the advancement of our clinical trials and therapeutic candidates’ development. The lengthy process of completing clinical trials and seeking regulatory approvals for our therapeutic candidates requires substantial expenditures. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any high certainty if and when we would recognize any substantial revenues from our projects.

D.           Trend Information

We are a specialty biopharmaceutical company primarily focused on proprietary drugs for GI diseases.

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

In December 2016, we were granted certain rights to promote Donnatal®  in certain U.S. territories, a specialty GI product currently included in the FDA DESI review program, in April 2017, we entered into an exclusive license agreement with Entera Health, granting us exclusive license to use the EnteraGam®  trademarks, trade names and other Entera Health proprietary rights relating to EnteraGam® for the sale and distribution of the product in the U.S., and in August 2017, we entered into a commercialization agreement with ParaPRO granting us the exclusive rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories. In June 2018, we entered into a co-promotion agreement with Napo, granting us exclusive U.S. rights to co-promote Mytesi® (crofelemer 125 mg delayed-release tablets) for the approved indication in people living with HIV/AIDS with respect to certain gastroenterologists and other healthcare practitioners in certain U.S. territories. The foregoing agreements are part of our goal to build our own marketing and commercialization capabilities in the U.S. to support future commercialization of our therapeutic candidates.

Our primary focus is currently on the development of clinical-stage GI therapeutic candidates, and we have also established commercial presence and capabilities, promoting several GI products in the U.S., intended primarily to support potential future launch of our GI-related therapeutic candidates currently under development.  Recently, we have increased our focus on the preparations for commercialization of our therapeutic candidates. As we prepare to potentially submit an NDA with the FDA for TALICIA® in the first half of 2019 and plan to progress in our clinical studies of our other therapeutic candidates, including RHB-104 for Crohn’s disease and RHB-204 for pulmonary nontuberculous mycobacteria (“NTM”) infections, we have begun preparations for a potential commercial launch of TALICIA® and discussions with potential partners for the potential commercialization of TALICIA® and potential development and commercialization of RHB-104 and RHB-204, with the goal to generate revenues from our therapeutic candidates and support their development and commercialization.  At the same time, as we continue to try to increase revenues generated by our commercial products, we continue to pursue opportunities to in-license or acquire GI therapeutic candidates and products that have been approved or cleared for marketing in the U.S.

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

F.          Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations on December 31, 2018:

					More
		Less than	1-3	3-5	than 5
	Total	1 year	years	years	years
	(U.S. dollars in thousands)
	(Unaudited)
Office and vehicle lease obligations	1,846	994	793	60	—
Accounts payable, accrued expenses and other current liabilities	10,381	10,381	—	—	—
Total	12,227	11,375	793	60	—

The foregoing table does not include our in-license agreements with Heidelberg, Apogee, our asset sale agreement with Giaconda Limited and our agreement with UCF or University of Minnesota, pursuant to which we are obligated to make various payments upon the achievement of agreed upon milestones or make certain royalty payments since we are unable to estimate the actual amount or timing of these payments currently. If all of the milestones are achieved over the life of each in-licensing agreement, we will be required to pay, in addition to the amounts in the above table and royalties on our net income, an aggregate amount of approximately $2.3 million for milestones achieved. All of our in-licensing agreements are terminable at-will by us upon prior written notice. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements.”

The foregoing table does not include our manufacturing agreements pursuant to which we are obligated to make various payments upon the achievement of agreed-upon milestones. We are unable to currently estimate the actual amount or timing of these payments. If all of the milestones are achieved over the life of the manufacturing agreements, we will be required to pay, in addition to the above table and royalties on our net income, an aggregate amount of approximately $1.8 million. All of our manufacturing agreements are terminable at-will by us upon short prior written notice.

The foregoing table does not reflect an amendment to the office lease for our offices in Tel-Aviv, signed in January 2019. Under the amendment, the term of the lease was extended through January 31, 2026, and an annual lease payment is approximately $0.4 million.

The foregoing table also does not include payments payable under our clinical services agreements, all of which are contingent upon the completion of milestones. See “Item 4. Information on the Company – B. Business Overview – Clinical Services Agreements.”

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management1

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position(s)
Executive Officers
Dror Ben-Asher	53	Chief Executive Officer and Chairman of the Board of Directors
Micha Ben Chorin	50	Chief Financial Officer
Reza Fathi, Ph.D.	64	Senior Vice President Research and Development
Gilead Raday	44	Chief Operating Officer
Adi Frish	49	Senior Vice President Business Development and Licensing
Guy Goldberg	43	Chief Business Officer
Directors
Dr. Shmuel Cabilly (2)	69	Director
Eric Swenden	75	Director
Dr. Kenneth Reed	65	Director

Dan Suesskind (1)	75	Director
Rick D. Scruggs	59	Director
Ofer Tsimchi (1), (2)	59	Director
Nurit Benjamini (1), (2)	52	Director
Nicolas A. Weinstein	37	Director

(1)Member of our audit committee that also serves as our financial statements committee.

(2)Member of our compensation committee.

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

1 Senior management includes: members of the Company's administrative, supervisory or management bodies, or nominees for such positions.

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

Directors

Dr. Shmuel Cabilly has served as a member of our board of directors since August 26, 2010, and has served on our compensation committee since May 5, 2011. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including Vidac Pharma Ltd., BioKine Therapeutics Ltd., Neuroderm Ltd., Biologic Design Ltd., and Ornim Inc. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

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

Dan Suesskind has served as a member of our board of directors since February 21, 2011, and has served on our audit committee and investment committee since May 5, 2011. From 1977 to 2008, Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. Mr. Suesskind served as a director of Teva Pharmaceutical Industries Ltd. from 1981 to 2001 and again from 2010 to 2014 and from 2017 to 2018. In addition, Mr. Suesskind currently serves on the board of directors of Israel Corporation Ltd. the Jerusalem Foundation well as a member of the board of trustees of the Hebrew University and the Ben Gurion University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind holds a B.A. in Economics and Political Science from the Hebrew University of Jerusalem, Israel, and an M.B.A. from the University of Massachusetts. The board of directors has determined that Mr. Suesskind is a financial and accounting expert under Israeli law.

Rick D. Scruggs has served as a member of our board of directors since January 1, 2016. Mr. Scruggs most recently served as Executive Vice President of Business Development at Salix until its acquisition by Valeant (now Bausch Health) in March 2015. Mr. Scruggs joined Salix in 2000, after working at Oclassen Pharmaceuticals Inc. and Watson Pharmaceuticals, and helped build Salix’s commercial organization, serving in various sales and commercial trade-related positions. He was appointed as Executive Vice President in 2011 and was responsible for all business development activities as well as the worldwide distribution of Salix innovative products and intellectual property. Mr. Scruggs also served as the Head of the board of directors of Oceana Therapeutics, Salix’s European subsidiary. Mr. Scruggs holds a B.S. in Criminal Justice from the Appalachian State University in North Carolina.

Ofer Tsimchi has served as a director on our board of directors since May 4, 2011, and a member of our audit committee and as the Chairman of our compensation committee since May 5, 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Amutat Zionut 2000, Danbar Group Ltd, Caesarstone Sdot-Yam Ltd. and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Nurit Benjamini has served as a director on our board of directors and a chairperson of our audit committee and a member of our compensation committee since February 16, 2016, and has served on our investment committee since February 22, 2017. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that creates fresh mobile content for everyone. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com (NASDAQ: WIX). Ms. Benjamini serves as an external director of BiolineRx Ltd. (NASDAQ/TASE: BLRX), and as the chairperson of its audit committee, and on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (NASDAQ/TASE: ALLT). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

Nicolas Weinstein has served as a member of our board of directors since May 11, 2017. Mr. Weinstein served as Managing Director of Water Bear Investments LLC, a healthcare and real estate investment services company since January 2017.  From 2014 to 2015, Mr. Weinstein served as country head in Chile for Abbott Laboratories / CFR Pharmaceuticals. In 2014, Mr. Weinstein served as VP Marketing & Sales of CFR Pharmaceuticals, and from 2012 to 2013, he served as VP Business Development of CFR Pharmaceuticals. From 2008 to 2010, Mr. Weinstein served as VP Marketing & Sales of CFR Pharmaceuticals. Mr. Weinstein currently leads the healthcare and venture investments of EMC2 Fund Ltd. (“EMC2”) and its partnership interests in Olive Tree Ventures Limited Partnership (Israel) and Puma Bioventures (a U.S. biotech fund). Mr. Weinstein is a director in investee companies of EMC2, including Aquila Diagnostics, Medasense, Via Surgical, Harbo, and Selfpoint. Mr. Weinstein holds an M.Sc. in Finance from Universidad Adolfo Ibanez (Chile) and an MBA from the Kellogg School of Management (2012). Mr. Weinstein has been nominated to our board of directors by

EMC2 pursuant to the right we granted to any investor that invested at least $15 million in the Company in our December 2016 public offering to nominate one person to our board of directors, subject to various conditions described in the prospectus that we filed with the Securities Exchange Commission.

B.           Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2018, was approximately $2.6 million. Out of that amount $1.8 million was paid as salary, $0.4 million was attributed to the value of the options granted to senior management during 2018, approximately $0.1 million was attributed to retirement plans and $0.3 million attributed to other long-term benefits. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements and comply with our Compensation Policy for Executive Officers and Directors as approved by our shareholders on June 8, 2016 (the “Compensation Policy”).

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2018. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2018.

			Value of Equity
	Base Salary or	Value of	Based
	Other	Social	Compensation	All Other
Name and Position of Director or Officer	Payment (1)	benefits (2)	Granted (3)	Compensation (4)	Total
Amounts in U.S. dollars are based on 2018 monthly average representative U.S. dollar – NIS rate of exchange
Dror Ben-Asher, Chief Executive Officer and Chairman of the Board of Directors (5)	351,781	72,386	132,631	18,787	575,585
Adi Frish, Senior Vice President Business Development and Licensing	264,082	69,152	65,617	15,291	414,141
Guy Goldberg, Chief Business Officer	280,595	53,020	65,617	12,525	411,756
Micha Ben Chorin, Chief Financial Officer	260,191	68,688	65,617	14,784	409,280
Gilead Raday, Chief Operating Officer	266,463	50,948	65,617	15,656	398,683

(1)

“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the board of directors for the year 2018.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(3)

Consists of the fair value of the equity-based compensation granted during 2018 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), communication expenses, basic health insurance, and holiday presents.
(5)

Mr. Ben-Asher's employment terms as the Company’s Chief Executive Officer provide that Mr. Ben-Asher is entitled to a monthly base gross salary of NIS 105,000 (approximately $29,126). Mr. Ben-Asher is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Ben-Asher is entitled to reimbursement of car-related expenses from the Company. Mr. Ben-Asher’s employment terms include an advance notice period of 180 days by the Company and 90 days by Mr. Ben-Asher. During such advance notice period, Mr. Ben-Asher will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Ben-Asher's employment is terminated in connection with a “hostile takeover,” he will be entitled to a special one-time bonus equal to his then current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 12. A “hostile takeover” is defined as an occurrence where a person, entity or group that was not an interested party under the Israeli Securities Law 1968 on the date of the initial public offering of our Ordinary Shares, becomes a “controlling shareholder,” as defined in the Israeli Securities Law 1968, or a “holder,” as defined in the Israel Securities Law 1968, of 25% or more of the voting rights in the Company. In addition, in case of a “hostile takeover”, all options granted to Mr. Ben-Asher will immediately vest in full.

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

For information on exemption and indemnification letters granted to our directors and officers, please see “Item 6C. – Board Practices – Exemption, Insurance and Indemnification of Directors and Officers.”

Director Compensation

We currently pay our non-executive directors an annual cash fee of NIS 83,480 (approximately $23,157) and a cash fee of NIS 4,390 (approximately $1,218) per meeting (or a smaller amount in the case where they do not physically attend the meeting).

Change in Control Retention Plan

We have adopted a change in control employee retention plan providing for compensation to Company employees, other than to the chief executive officer, in the event of a change in control (as defined by the plan), subject to the satisfaction of various conditions.  Compensation to employees would be up to 12 months’ salary depending on employee seniority and years with the Company.

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

C.          Board Practices

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than five persons and no more than eleven persons, including any external directors whose appointment is required by law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election (other than any director originally nominated for election by virtue of the nomination right granted to EMC2 for purchasing in the Company's public offering which closed on December 27, 2016, together with its affiliates, more than $15 million of ADSs and warrants, whose term of office as director may expire earlier depending on the beneficial ownership of EMC2 at least 75 days prior to our annual general meeting of shareholders for the year 2019, as described below). This process continues indefinitely. A simple majority shareholder vote may elect directors for a term of less than three years in order to ensure that the three groups of directors have as equal number of directors as possible as provided above. The directors of the first class, currently consisting of Dr. Shmuel Cabilly, Dan Suesskind and Nurit Benjamini, will hold office until our annual general meeting to be held in the year 2019.  The directors of the second class, currently consisting of Dror Ben-Asher, Rick Scruggs and Nicolas Weinstein, will hold office until our annual general meeting to be held in the year 2020, and the directors of the third class, currently consisting of Dr. Kenneth Reed, Eric Swenden and Ofer Tsimchi, will hold office until our annual general meeting to be held in the year 2021. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment. The foregoing notwithstanding, the term of office of Mr. Weinstein, who was nominated for election by EMC2, shall become subject to early expiration in 2019 if EMC2 does not meet a 4% beneficial ownership of our outstanding shares threshold at least 75 days prior to our annual general meeting of shareholders for 2019. See “Item 6. “Directors, Senior Management and Employees – C. Board Practices – Independent and External Directors – Israeli Companies Law Requirements” below for a description of the adoption by the Company of the corporate governance exemptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, including with respect to external directors.

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

An amendment to the Israeli Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. The appointment and terms of office of a company's officers, other than directors and the general manager (i.e., chief executive officer) are subject to the approval by first, the company’s compensation committee; second, the company’s board of directors, in each case subject to the company's compensation policy, and then approved by its shareholders. However, in special circumstances, they may approve the appointment and terms of office of officers inconsistent with such policy, provided that (i) they have considered those provisions that must be included in the compensation policy according to the Israeli Companies Law and (ii) shareholder approval is obtained (by a majority of shareholders that does not include the controlling shareholders of the company and any shareholders interested in the approval of the compensation). However, if the shareholders of the company do not approve a compensation arrangement with an officer inconsistent with the company’s compensation policy, in special situations the compensation committee and the board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. In addition, non-material amendments to the compensation of a public company’s officers (other than the chief executive officer and the directors) may be approved by the chief executive officer of the company if the company’s compensation policy establishes that non-material amendments within the parameters established in the compensation policy may be approved by the chief executive officer, so long as the compensation is consistent with the company’s compensation policy. An amendment to the Israeli Companies Law requires that the board and shareholders (with approval by a “special majority” as further discussed below) adopt a compensation policy applicable to the company’s directors and officers which must take into account, among other things, providing proper incentives to directors and officers, the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director.

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

Under the Israeli Companies Law, except as provided below, companies incorporated under the laws of Israel whose shares are either (i) listed for trading on a stock exchange or (ii) have been offered to the public in or outside of Israel and are held by the public (Public Company) are required to appoint at least two external directors.

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

Regulations under the Israeli Companies Law provide for various instances and kinds of relationships in which an external director will not be deemed to have “affiliation” with the public company for which he serves or is a candidate for serving as an external director.

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

Under the Israeli Companies Law, a public company is required to appoint as an external director, a person who has “professional expertise” or a person who has “financial and accounting expertise,” provided that at least one of the external directors must have “financial and accounting expertise.” However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the NASDAQ Stock Market for membership on the audit committee and (3) has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by the board of directors.

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

Committees

Israeli Companies Law Requirements

Our board of directors has established three standing committees, the audit committee, the compensation committee, and the investment committee.

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

Our audit committee also serves as our financial statements committee. The members of our audit committee are Nurit Benjamini (chairperson), Ofer Tsimchi and Dan Suesskind.

An amendment to the Israeli Companies Law allows a company whose audit committee’s composition meets the requirements set for the composition of a compensation committee (as further detailed below) to have one committee acting as both audit and compensation committees. As of the date of this Annual Report, we have not elected to have one committee acting as both the audit and the compensation committees.

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

Our compensation committee, which consists of Ofer Tsimchi (chairman), Dr. Shmuel Cabilly and Nurit Benjamini, administers issues relating to our global compensation plan with respect to our employees, directors, and consultants. Our compensation committee is responsible for making recommendations to the board of directors regarding the issuance of share options and compensation terms for our directors and officers and for determining salaries and incentive compensation for our executive officers and incentive compensation for our other employees and consultants. Each of the members of the compensation committee is “independent” as such term is defined in the NASDAQ Listing Rules.

Investment Committee

Our investment committee, which consists of Eric Swenden (chairman), Dan Suesskind and Nurit Benjamini assists the board in fulfilling its responsibilities with respect to our financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review risk factors associated with management of our finances and the mitigation of such risks, as well as financial controls and reporting and various other finance-related matters.

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

In accordance with the Sarbanes-Oxley Act of 2002 and the NASDAQ Listing Rules, the audit committee is directly responsible for the appointment, compensation, and performance of our independent auditors. In addition, the audit committee is responsible for assisting the board of directors in reviewing our annual financial statements, the adequacy of our internal control and our compliance with legal and regulatory requirements. The audit committee also oversees our major financial risk exposures and policies for managing such potential risks, discusses with management and our independent auditor significant risks or exposure and assesses the steps management has taken to minimize such risk.

As noted above, the members of our audit committee include Nurit Benjamini, Ofer Tsimchi and Dan Suesskind, with Ms. Benjamini serving as chairperson. All members of our audit committee meet the requirements for financial literacy under the NASDAQ Listing Rules. Our board of directors has determined that each of Mr. Ofer Tsimchi and Ms. Nurit Benjamini is an audit committee financial expert as defined by the SEC rules and all members of the audit committee have the requisite financial experience as defined by the NASDAQ Listing Rules. Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

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

Under the Israeli Companies Law, once a director or an officer complies with the above disclosure requirement, the board of directors may approve an ordinary transaction between the company and a director or an officer, or a third party in which a director or an officer has a personal interest, unless the articles of association provide otherwise. A transaction does not benefit the company’s interest cannot be approved. Subject to certain exceptions, the compensation committee and the board of directors must approve the conditions and term of office of an officer (who is not a director).

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

Exemption, Insurance, and Indemnification of Directors and Officers

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

Subsequent to the approval of the terms of our Compensation Policy, our compensation committee and board of directors resolved to purchase a directors’ and officers’ liability insurance policy, pursuant to which the total amount of insurance covered under the policy is $17 million and an additional $33 million, subject to shareholder approval. This insurance is renewed on an annual basis. Pursuant to the foregoing approvals, we carry directors’ and officers’ liability insurance.

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

D.           Employees

As of December 31, 2018, we had 75 employees, of which fourteen employees provide services in Israel and sixty-one in the U.S. In addition, we also received services from sixteen consultants, of which ten in the U.S., five in Canada and one in Belgium.

	As of December 31,
	2016		2017		2018
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management and administration	11	4	12	—	12	—
Research and development	2	10	2	17	2	16
Commercial operations	—	—	60	3	61	—

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

E.          Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of February 25, 2019, of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 283,686,908 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of February 25, 2019. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person.  None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class
Directors
Dr. Kenneth Reed (1)	6,722,270	2.37%
Dr. Shmuel Cabilly (2)	5,378,268	1.89%
Eric Swenden (3)	1,565,340	*
Dan Suesskind (4)	1,293,590	*
Nicolas A. Weinstein (5)	320,130	*
Ofer Tsimchi (6)	280,000	*
Rick D. Scruggs (7)	205,000	*
Nurit Benjamini (8)	205,000	*
Executive officers
Dror Ben-Asher (9)	6,431,280	2.24%
Reza Fathi, Ph.D. (10)	1,626,250	*
Adi Frish (11)	1,186,250	*
Gilead Raday (12)	997,960	*
Guy Goldberg (13)	956,250	*
Micha Ben Chorin (14)	412,500	*
All directors and executive officers as a group (14 persons)	27,580,088	9.39%

*Less than 1.0%

(1)Includes options to purchase 275,000 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $1.09 and $1.48 per share, and the options expire between 2020 and 2024. Number of shares beneficially held also includes shares held by family members.

(2)Includes options to purchase 335,000 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $1.09 and $1.48 per share, and the options expire between 2021 and 2024.

(3)Includes options to purchase 181,250 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $1.09 and $1.48 per share, and the options expire between 2020 and 2024. Also includes warrants to purchase 475,000 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these warrants is $1.33 per share, and the options expire in December 2019.

(4)Includes options to purchase 275,000 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $1.09 and $1.48 per share, and the options expire between 2020 and 2024.

(5)Includes options to purchase 40,000 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options is $1.09 per share, and the options expire in 2024.

(6)Includes options to purchase 280,000 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $1.09 and $1.48 per share, and the options expire between 2021 and 2024.

(7)Includes options to purchase 205,000 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $1.09 and $1.28 per share, and the options expire between 2023 and 2024.

(8)Includes options to purchase 205,000 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $1.09 and $1.28 per share, and the options expire between 2023 and 2024.

(9)Includes options to purchase 3,146,250 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $0.65 and $1.48 per share, and the options expire between 2020 and 2025. Does not include options to purchase 600,000 Ordinary Shares at an exercise price of $1.08 per Ordinary Share, the allocation of which is subject to approval of our shareholders, which would replace options to acquire the same number of Ordinary Shares previously held by Mr. Ben-Asher which had an exercise price of $0.72 per Ordinary Share and an expiration date in February 2019.  This allocation of options has been approved by our compensation committee and board of directors which also approved the extension of options held by other optionees whose options were expiring in February 2019 and whose extended options will have the same terms as Mr. Ben-Asher’s options. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(10)Includes options to purchase 1,358,250 Ordinary exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $0.75 and $1.56 per share, and the options expire between 2020 and 2028. See "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

(11)Includes options to purchase 1,006,250 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $0.75 and $1.56 per share, and the options expire between 2020 and 2025.

(12)Includes options to purchase 997,960 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $0.75 and $1.56 per share, and the options expire between 2020 and 2025.

(13)Includes options to purchase 956,250 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $0.65 and $1.56 per share, and the options expire between 2020 and 2025.

(14)Includes options to purchase 412,500 Ordinary Shares exercisable within 60 days of February 25, 2019. The exercise price of these options ranges between $0.65 and $1.41 per share, and the options expire between 2023 and 2025.

Award Plans

2010 Award Plan

In 2010, we adopted the RedHill Biopharma Ltd. 2010 Option Plan (later amended and restated as the 2010 Award Plan). The 2010 Award Plan provides for the granting of ordinary shares, ADSs, stock options under various tax regimes in Israel and the U.S., restricted shares, and other share-based awards to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The 2010 Award Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable laws. As of February 25, 2019, there were 29,360,235 Ordinary Shares issuable upon the exercise of outstanding awards under the 2010 Award Plan. See footnote (6) to “– E. Share Ownership” above for a description of an allocation of options to Mr. Ben Asher which is subject to shareholder approval.

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

Options granted under 2010 Award Plan as amended generally vest over a period of 4 years and expire ten (10) years after the grant date. The 2010 Award Plan, however, permits options to have a term of up to 10 years. If we terminate a grantee for cause (as such term is defined in the 2010 Award Plan) the right to exercise all the options granted to the grantee, the grantee’s vested and unvested options will expire immediately, on the earlier of:

•	termination of the engagement; or
•	the date of the notice of the termination of the engagement.

Upon termination of employment for any other reason, other than in the event of death, disability, retirement after the age of 60, a merger or other change in control approved by the board of directors, or for cause, all unvested options will expire and all vested options will generally be exercisable for 90 days following termination, or such other period as determined by the plan administrator, subject to the terms of the 2010 Award Plan and the governing option agreement.

Upon termination in the event of a merger or other change in control approved by the board of directors, the grantee will be entitled at the time of termination to full acceleration of all the options granted prior to the event.

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

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of February 25, 2019, by each person or entity known to beneficially own 5.0% or more of our outstanding Ordinary Shares. The information with respect to beneficial ownership of the Ordinary Shares is given based on information reported in such shareholder's Schedule 13G, and if no Schedule 13G was filed, based on the information provided to us by the shareholders.

The information in this table is based on 283,686,908 Ordinary Shares outstanding as of such date. In determining the number of Ordinary Shares beneficially owned by a person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any Ordinary Shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of February 25, 2019. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of Ordinary Shares.

	Number of Shares Beneficially Held		Percent of Class
First Investments Holding Ltd. (1)	39,285,710		13.85%
683 Capital Partners, LP (2)	36,938,400		13.02%
EMC2 Fund Ltd. (3)	22,223,950	(4)	7.81%

(1)	The address of First Investments Holding Ltd. is2nd Floor, Strathvale House, 90 North Church Street, P.O. Box 1103.
(2)

683 Capital Partners, LP, a Delaware limited partnership, holds ADSs. Based on information filed with the SEC, 683 Capital Management, LLC, a Delaware limited liability company, is the investment manager of 683 Capital Partners, LP. The principal business address of each of 683 Capital Partners, LP and 683 Capital Management, LLC is 3 Columbus Circle, Suite 2205, New York, NY 10019.

(3)

EMC2 holds the ADSs and warrants to purchase ADSs. The address of EMC2 is Bayside Executive Park, Building No. 1, West Bay Street, PO Box SP-63131, Nassau, the Bahamas.  Based on information provided to us, EMC2 is controlled by Banque Pictet & Cie SA.

(4)

Includes warrants to purchase 731,708 ADSs with an exercise price of $13.33 and an expiration date of December 26, 2019, purchased by EMC2 in a registered direct offering that closed on December 27, 2016. See "Item 5.

Operating and Financial Review and Prospects – B. Liquidity and Capital Resources" for more information regarding the warrants.

On February 6, 2019, 22,149,844 ADSs (equivalent to 221,498,440 Ordinary Shares, or approximately 78% of our total issued and outstanding Ordinary Shares), were held of record by three record holders in the U.S., of which one holder had a U.S. address. As of February 25, 2019, there was one shareholder of record of our Ordinary Shares who was located in Israel. The number of record holders is not at all representative of the number of beneficial holders of our ADSs or Ordinary Shares because many of the ADSs and Ordinary Shares are held by brokers or other nominees.

B.          Related Party Transactions

November 2017 Public Offering

In our underwritten public offering which closed on November 13, 2017, (i) Mr. Eric Swenden, one of our directors, purchased 90,909 ADSs, (ii) Dr. Shmuel Cabilly, one of our directors, purchased 90,909 ADSs, and (iii) Mr. Nicolas Weinstein, one of our directors, purchased 27,272 ADSs. The terms of the issuance, as well as the discount received by the underwriters for these shares, were the same as those offered to the public. For more information on the underwritten public offering, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources."

December 2016 Public Offering

In our underwritten public offering which closed on December 27, 2016, Mr. Eric Swenden, one of our directors, purchased 95,000 ADSs and warrants to purchase 47,500 ADSs. The terms of the issuance, as well as the discount received by the underwriters for these shares, were the same as those offered to the public. In a concurrent registered direct offering, EMC2 purchased 1,463,415 ADSs and warrants to purchase 731,708 ADSs at the same price as the public offering price.  For more information on the underwritten public offering, please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources."

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

B.          Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2018.

ITEM 9.          THE OFFER AND LISTING

A.          Offer and Listing Details

Our Ordinary Shares have been trading on the TASE under the symbol “RDHL” since February 2011. Our ADSs were traded on the NASDAQ Capital Market under the symbol “RDHL” from December 27, 2012, and were listed on the NASDAQ Global Market under the same symbol since July 20, 2018.

B.          Plan of Distribution

Not applicable.

C.          Markets

Our Ordinary Shares are listed and traded on the TASE, and our ADSs, each representing ten Ordinary Share and evidenced by an American depositary receipt, or ADR, are traded on the NASDAQ Global Market under the symbol “RDHL.” The ADRs were issued pursuant to a Depositary Agreement entered into with The Bank of New York.

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

In addition, the Israeli Companies Law requires that certain transactions, actions, and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the compensation or audit committee and by the board of directors itself. Those transactions that require such approval pursuant to a company’s articles of association must be approved by its board of directors. In certain circumstances, compensation or audit committee and shareholder approval are also required. See “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

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

Description of Securities

Ordinary Shares

The following is a description of our Ordinary Shares. Our authorized share capital is 600,000,000 Ordinary Shares, par value NIS 0.01 per share.

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

The description above regarding a full tender offer will also apply, with necessary changes, when a full tender offer is accepted, and the offeror has also offered to acquire all of the company’s securities.

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

Anti-takeover Measures

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than Ordinary Shares. In the future, if we do create and issue a class of shares other than Ordinary Shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their Ordinary Shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shares represented and voting at a general meeting.  Shareholders voting at such a meeting will be subject to the restrictions under the Israeli Companies Law described in “– Voting.” In addition, provisions of our articles of our association relating to the election of our directors for terms of three years make it more difficult for a third party to effect a change in control or takeover attempt that our management and board of directors oppose.  See “Item 6.  Directors, Senior Management and Employees – C.   Board Practices – Appointment of Directors and Terms of Officers.”

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

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2018 tax year.

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

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% in 2018 and thereafter), and a marginal tax rate of up to 50% in 2019 for individuals, including an excess tax (as discussed below).

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

In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the Convention between the Government of the U.S. and the Government of the State of Israel with respect to Taxes on Income (U.S.-Israel Double Tax Treaty) exempts a U.S. resident (for purposes of the treaty) from Israeli capital gain tax in connection with the sale of the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12-month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S-Israel Double Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

Payers of consideration for the Shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% of the consideration for individuals and corporations.

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year ((NIS 649,560 for 2019, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and Gift Tax

Israel does not currently impose estate or gift taxes.

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

Passive Foreign Investment Companies

Based on the value and composition of our assets, it is possible that we may be treated as a PFIC for U.S. federal income tax purposes for our current taxable year and future taxable years. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock,” which is a stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or another market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on the NASDAQ Global Market and, accordingly, provided the ADSs are regularly traded, if you are a holder of ADSs, the mark-to-market election would be available to you if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. A U.S. Holder should consult its own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Backup Withholding and Information Reporting

Payments of dividends with respect to Ordinary Shares or ADSs and the proceeds from the sale, retirement, or other disposition of Ordinary Shares or ADSs made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 24%, if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers, and under those requirements, we file reports with the SEC. Those other reports or other information are available to the public through the SEC’s website at http://www.sec.gov.

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

Market Price Risk

We may be exposed to market price risk because of investments in tradable securities, mainly corporate bonds, held by us and classified in our financial statements as financial assets at fair value through profit or loss. To manage the price risk arising from investments in tradable securities, we invest in marketable securities with high ratings and diversify our investment portfolio.

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

(A)          Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate on our assets and liabilities as of December 31, 2018:

	Income (loss) from			Income (loss) from
	change in exchange		Value	change in exchange
	rate (U.S. dollars		(U.S. dollars	rate (U.S. dollars
Sensitive instrument	in thousands)		in thousands)	in thousands)
	Down	Down		Up	Up
	2%	5%		5%	2%
Cash and cash equivalents	22	55	29,004	(55)	(22)
Bank deposits	4	10	8,271	(10)	(4)
Accounts receivable (except prepaid expenses)	3	8	1,895	(8)	(3)
Accounts payable and accrued expenses	(6)	(15)	(10,381)	15	6
Total loss	23	58		(58)	(23)

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.          Warrants and Rights

Not applicable.

C.          Other Securities

Not applicable.

D.          American Depositary Shares

Each of the American Depositary Shares, or ADSs, represents 10 Ordinary Shares. The ADSs trade on the NASDAQ Global Market.

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

From time to time, the depositary may make payments to us to reimburse us or share its revenue with us from the fees collected from American Depositary Shareholders or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the American Depositary Share program.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

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

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.  Our auditor, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has provided an attestation report on our internal control over financial reporting, which is included herein.

(c)           Attestation Report of Registered Public Accounting Firm

Our independent registered public accounting firm has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

(d)           Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.             [RESERVED]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ofer Tsimchi, Dan Suesskind, and Nurit Benjamini are audit committee financial experts. Mr. Tsimchi, Mr. Suesskind, and Ms. Benjamini are independent directors for the purposes of the NASDAQ Listing Rules.

ITEM 16B.          CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  This code of ethics is posted on our website, https://ir.redhillbio.com/static-files/9be49636-4b2f-453e-ac3e-7b759b984c40.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent registered public accounting firm for professional services.

	Year Ended December 31,
Services Rendered	2018	2017
	(U.S. dollars in thousands)
Audit (1)	185	115
Audit-related services (2)	85	47
Tax (3)	22	33
Total	292	195

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related services related to work regarding prospectus supplements and ongoing consultation.
(3)	Tax fees relate to tax compliance, planning, and advice.

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

ITEM 16G.          CORPORATE GOVERNANCE

NASDAQ Stock Listing Rules and Home Country Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of NASDAQ Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to the following items:

•

Shareholder Approval - We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Israeli Companies Law, which are different from the shareholder approval requirements of the NASDAQ Listing Rules. The NASDAQ Listing Rules require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans and arrangements, issuances that will result in a change in control of a company, certain transactions other than a public offering involving issuances of 20% or more of the shares or voting power in a company, and certain acquisitions of the stock or assets of another company involving issuances of 20% or more of the shares or voting power in a company or if any director, officer or holder of 5% or more of the shares or voting power of the company has a 5% or greater interest in the company or assets to be acquired or consideration to be paid and the transaction could result in an increase in the outstanding common shares or voting power by 5% or more;

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

See Exhibit Index on page 141.

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

cGMP - Current Good Manufacturing Practice - Standards, procedures, and guidelines designed for production quality control.

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

REDHILL BIOPHARMA LTD

EXHIBIT INDEX

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

4.2	Amendment to Asset Purchase Agreement by and between the Registrant and Giaconda Limited (RHB-104, 105, 106) dated February 27, 2014.

4.3*

License Agreement, dated February 27, 2014, by and between the Registrant and Bausch Health (f/k/a Salix Pharmaceuticals, Inc.) (Incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2015).

4.4†	Amendment #1 dated March 20, 2018 to the License Agreement, dated February 27, 2014, by and between the Registrant and Bausch Health (f/k/a Salix Pharmaceuticals, Inc.).

4.5*

Exclusive License Agreement, dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp (Incorporated by reference to Exhibit 4.7 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).

4.6†	Amendment #1 dated January 23, 2017, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp.

4.7*

Amendment #2 dated June 22, 2017, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2018),

4.8*

Amendment #3 dated February 6, 2018, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2018).

4.9†	Amendment #4 dated January 3, 2019, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp.

4.10	Amendment #5 dated January 23, 2019, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp.

4.11*

Exclusive Commercialization Agreement, dated December 30, 2016, by and between Registrant and Concordia Pharmaceuticals Inc. (incorporated by reference to Exhibit 4.24 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 23, 2017).

4.12†

Amendment #1 dated August 26, 2018, to the Exclusive Commercialization Agreement, dated December 30, 2016, by and between Registrant and a subsidiary of ADVANZ PHARMA (f/k/a Concordia Pharmaceuticals Inc.).

4.13*

Exclusive License Agreement, dated April 5, 2017, by and between Registrant and Entera Health Inc. (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2018).

4.14	Amendment #1 dated July 25, 2018, to the Exclusive License Agreement by and between Registrant and Entera Health Inc.

4.15†	Amendment #2 dated September 29, 2018, to the Exclusive License Agreement by and between Registrant and Entera Health Inc.

4.16

Form of Letter of Exemption and Indemnity adopted on July 2013 (unofficial English translation) (incorporated by reference to Exhibit B to Exhibit 99.1 to Form 6-K disseminated with the Securities and Exchange Commission, dated June 26, 2013).

4.17	Amended and Restated Award Plan (2010) (incorporated by reference to Appendix B of the 6-K filed with the Securities and Exchange Commission on April 3, 2017).

8.1	Subsidiary List (incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2018),

12.1	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

101.

The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2018 formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

*     Confidential treatment granted with respect to certain portions of this Exhibit.

†Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDHILL BIOPHARMA LTD

	By:	/s/ Dror Ben-Asher
Name: Dror Ben-Asher
Title: Chief Executive Officer and Chairman of the
Board of Directors

	By:	/s/ Micha Ben-Chorin
Name: Micha Ben Chorin
Title: Chief Financial Officer

Date: February 25, 2019

REDHILL BIOPHARMA LTD.

2018 CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of REDHILL BIOPHARMA LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of RedHill Biopharma Ltd. and its subsidiary (The "Company") as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

February 25, 2019

We have served as the Company’s auditor since 2010.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
	Note	2018	2017	2016
		U.S. dollars in thousands
NET REVENUES	18	8,360	4,007	101
COST OF REVENUES		2,837	2,126	—
GROSS PROFIT		5,523	1,881	101
RESEARCH AND DEVELOPMENT EXPENSES, net	19	24,862	32,969	25,241
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	20	12,486	12,014	1,555
GENERAL AND ADMINISTRATIVE EXPENSES	21	7,506	8,025	3,848
OTHER EXPENSES	10	—	845	—
OPERATING LOSS		39,331	51,972	30,543
FINANCIAL INCOME		678	6,505	1,548
FINANCIAL EXPENSES		167	77	375
FINANCIAL INCOME, net	22	(511)	(6,428)	(1,173)
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		38,820	45,544	29,370

LOSS PER ORDINARY SHARE (U.S. dollars)	24
Basic		0.17	0.26	0.23
Diluted		0.17	0.26	0.24

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2018	2017
		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	29,005	16,455
Bank deposits	5	8,271	13,163
Financial assets at fair value through profit or loss	6	15,909	16,587
Trade receivables		958	1,528
Prepaid expenses and other receivables	7	1,876	3,290
Inventory	8	769	653
		56,788	51,676
NON-CURRENT ASSETS:
Bank deposits		140	152
Fixed assets	9	163	230
Intangible assets	10	5,320	5,285
		5,623	5,667
TOTAL ASSETS		62,411	57,343

CURRENT LIABILITIES:
Accounts payable		3,324	4,805
Accrued expenses and other current liabilities	12	7,057	6,025
Payable in respect of intangible asset purchase	13a(3)	—	1,000
		10,381	11,830

NON-CURRENT LIABILITIES:
Derivative financial instruments	16	344	448
Royalty obligation	13a(3)	500	—
		844	448
TOTAL LIABILITIES		11,225	12,278

EQUITY:	15
Ordinary shares		767	575
Additional paid-in capital		219,505	177,434
Accumulated deficit		(169,086)	(132,944)
TOTAL EQUITY		51,186	45,065

TOTAL LIABILITIES AND EQUITY		62,411	57,343

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Additional		Accumulated	Total
	shares	paid-in capital	Warrants	deficit	equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2016	343	120,621	1,057	(61,944)	60,077
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016:
Share-based compensation to employees and service providers	—	—	—	1,679	1,679
Issuance of ordinary shares, net of expenses	96	29,956	—	—	30,052
Exercise of options into ordinary shares	2	261	—	—	263
Comprehensive loss	—	—	—	(29,370)	(29,370)
BALANCE AT DECEMBER 31, 2016	441	150,838	1,057	(89,635)	62,701

BALANCE AT JANUARY 1, 2017	441	150,838	1,057	(89,635)	62,701
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Share-based compensation to employees and service providers	—	—	—	2,235	2,235
Issuance of ordinary shares, net of expenses	119	22,097		—	22,216
Exercise of warrants and options into ordinary shares	15	3,442	—	—	3,457
Warrants expiration	—	1,057	(1,057)	—	—
Comprehensive loss	—	—	—	(45,544)	(45,544)
BALANCE AT DECEMBER 31, 2017	575	177,434	—	(132,944)	45,065

BALANCE AT JANUARY 1, 2018	575	177,434	—	(132,944)	45,065
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018:
Share-based compensation to employees and service providers	—	—	—	2,678	2,678
Issuance of ordinary shares, net of expenses	190	41,712		—	41,902
Exercise of options into ordinary shares	2	359	—	—	361
Comprehensive loss	—	—	—	(38,820)	(38,820)
BALANCE AT DECEMBER 31, 2018	767	219,505	—	(169,086)	51,186

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(38,820)	(45,544)	(29,370)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	2,678	2,235	1,679
Depreciation	90	81	44
Write-off of intangible assets	—	845	—
Fair value adjustments on derivative financial instruments	(104)	(5,687)	(1,152)
Fair value losses (gains) on financial assets at fair value through profit or loss	137	127	(67)
Revaluation of bank deposits	35	(123)	(274)
Issuance costs in respect of warrants	—	—	368
Exchange differences in respect of cash and cash equivalents	103	(367)	(39)
	2,939	(2,889)	559
Changes in assets and liability items:
Decrease (increase) in trade receivables	570	(1,429)	99
Decrease (increase) in prepaid expenses and other receivables	1,414	(1,728)	612
Decrease (increase) in inventory	(116)	(653)	—
Increase (decrease) in accounts payable	(1,481)	4,745	(60)
Increase (decrease) in accrued expenses and other current liabilities	1,032	2,729	(98)
	1,419	3,664	553
Net cash used in operating activities	(34,462)	(44,769)	(28,258)
INVESTING ACTIVITIES:
Purchase of fixed assets	(23)	(146)	(85)
Purchase of intangible assets	(35)	(1,035)	(35)
Change in investment in current bank deposits	4,869	(13,000)	36,838
Purchase of financial assets at fair value through profit or loss	(6,976)	(21,923)	(12,246)
Proceeds from sale of financial assets at fair value through profit or loss	7,517	17,522	—
Net cash provided by (used in) investing activities	5,352	(18,582)	24,472
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of expenses	41,902	22,216	35,754
Exercise of warrants and options into ordinary shares, net of expenses	361	3,437	263
Repayment of payable in respect of intangible asset purchase	(500)	—	—
Net cash provided by financing activities	41,763	25,653	36,017
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,653	(37,698)	32,231
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(103)	367	39
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,455	53,786	21,516
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,005	16,455	53,786
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	728	469	408

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	General
1)

RedHill Biopharma Ltd. (the “Company”), incorporated in Israel on August 3, 2009, together with its wholly-owned subsidiary RedHill Biopharma Inc. (the “Company’s subsidiary”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company, primarily focused on late-stage clinical development and commercialization of proprietary drugs for gastrointestinal (“GI”) diseases.

The Company is primarily engaged in the research and development of its therapeutic candidates and, since January 2017, has pursued its commercial activities in the U.S. through the Company’s subsidiary.

In February 2011, the Company listed its securities on the Tel-Aviv Stock Exchange (“TASE”) and from December 2012 through July 2018, the Company’s American Depositary Shares (“ADSs”) were listed on the NASDAQ Capital Market. Since July 2018, the Company’s ADSs have been listed on the NASDAQ Global Market (“NASDAQ”).

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	U.S. rights to commercialize and co-promote

In April 2017, the Company signed an exclusive license agreement with a privately held U.S. company, granting the Company certain commercialization rights to commercialize EnteraGam®. Under the license agreement, the Company is required to pay royalties based on net sales, as provided in the agreement. The initial term of the agreement is four years. See also note 2o(2).

In December 2016, the Company entered into an agreement with an international specialty pharmaceutical company,  granting the Company certain rights to promote Donnatal® in certain U.S. territories. In addition, in August 2017 and June 2018, the Company entered into agreements with U.S. companies, granting the Company certain rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and Mytesi®, respectively, in certain U.S. territories. According to these agreements, fees are paid to the Company based on units sold of the products during each period. The initial terms of the agreements are between a year and a half and four years. See also note 2o(1).

3)

To date the Company has out-licensed on an exclusive worldwide basis only one of its therapeutic candidates and has generated limited revenues from its commercial activities. Accordingly, there is no assurance that the Company’s business will generate sustainable positive cash flows. Through December 31, 2018, the Company has an accumulated deficit, and its activities have been funded primarily through public and private offerings of the Company’s securities.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

all of the Company’s therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

If the Company is unable to out-license, sell or commercialize its therapeutic candidates, generate sufficient and sustainable revenues from its commercial operations, or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development or commercialization programs, any of which may have a material adverse effect on the Company’s business, financial condition or results of operations.

b.    Approval of financial statements

These financial statements were approved by the Board of Directors on February 25, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.    Basis for presentation of the financial statements

The consolidated financial statements of the Company as of December 31, 2018 and 2017 and for each of the three years for the period ended on December 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

b.    Translation of foreign currency transactions and balances

1)    Functional and presentation currency

Items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the Company and its subsidiary operate (the “Functional

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Currency”). The consolidated financial statements are presented in U.S. dollars (“$”), which is the Company’s functional and presentation currency.

2)   Transactions and balances

Foreign currency transactions in currencies different from the Functional Currency (hereafter foreign currency, mostly New Israeli Shekel (“NIS”)) are translated into the Functional Currency using the exchange rates at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation of period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recorded in the Statements of Comprehensive Loss under Financing Income or Financial Expenses.

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

e.    Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components. Subsequent to the initial recognition, they are measured at amortized cost using the effective interest rate method, less any impairment loss.

f.   Inventory

The Company’s inventory represents items held for sale in the ordinary course of business, in the process of production for a sale in the ordinary course of business or materials or supplies to be used in the production process, to the extent they are recoverable. The inventory is stated at the lower of cost or net realizable value with cost determined using the first-in, first-out method.

The Company continually evaluates inventory for potential loss due to excess quantity or obsolete or slow-moving inventory by comparing sales history and sales projections to the inventory on hand. When evidence indicates that the carrying value of a product may not be recoverable, a charge is recorded to reduce the inventory to its current net realizable value.

g.    Fixed assets

Fixed asset items are initially recognized at acquisition cost. Fixed assets items are stated at cost less accumulated depreciation.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is computed by the straight-line method, to reduce the cost of fixed assets to their residual value over their estimated useful lives as follows:

%
Computer equipment	33
Office furniture and equipment	8-15

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

As of December 31, 2018, the Company had not yet capitalized any development costs.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

i.    Impairment of non-financial assets

Depreciable assets are tested for impairment if any events have occurred or changes in circumstances have taken place which might indicate that their carrying amounts may not be recoverable. Research and development assets, the development of which has not yet been completed, are not amortized and are tested for impairment on an annual basis.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Nonfinancial assets that were subject to impairment are reviewed for possible reversal of the impairment recognized in respect thereof at each date of Statements of Financial Position.

j.    Financial assets

As of January 1, 2018, the Company adopted IFRS 9 “Financial Instruments”.

1)	Classification

The financial assets of the Company are classified into the following categories: financial assets at fair value through profit or loss, and financial assets at amortized cost. The classification is done on the basis of the Company’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

a)	Financial assets at amortized cost

Financial assets at amortized cost are assets held within a business model whose objective is to hold assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are included in current assets, except for those with maturities greater than 12 months after the statements of financial position date (for which they are classified as noncurrent assets).

Financial assets at amortized cost of the Company are included in trade receivables, other receivables and bank deposits in the Statements of Financial Position.

b)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss of the Company are assets not measured at amortized cost in accordance with (1)(a) above. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as noncurrent.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to the Company or delivered by the Company. Investments are initially recognized at fair value plus transaction costs for all financial assets not recorded at fair value through profit or loss, except for trade receivables, that are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components.

Financial assets measured at fair value through profit or loss are initially recognized at fair value, related transaction costs are expensed to profit or loss. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently recorded at fair value. Financial assets at amortized cost are measured in subsequent periods at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the Statement of Comprehensive Loss under “Financial Expenses (Income), net”.

3)	Impairment

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost.

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. If the financial instrument is determined to have low credit risk at the reporting date, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition.

The Company measures the loss allowance for expected credit losses on trade receivables that are within the scope of IFRS 15 and on financial instruments for which the credit risk has increased significantly since initial recognition based on lifetime expected credit losses. Otherwise, the Company measures the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date.

Prior to the effective date and adoption of IFRS 9, the financial assets of the Company were classified into the following categories: financial assets at fair value through profit or loss, and loans and receivables. The classification depended on the purpose for which the financial assets were acquired, also, prior to the adoption of IFRS 9, the Company assessed at December 31, 2017 whether there is any objective evidence that a financial asset or group of financial assets was impaired.

k.    Financial liabilities

Financial liabilities are initially recognized at their fair value minus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the issue of the financial liability.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial liabilities are subsequently measured at amortized cost, except for derivative financial instruments, which are subsequently measured at fair value through profit or loss.

Financial liabilities are classified as current liabilities if payment is due within one year or less, otherwise they are classified as non-current liabilities.

The Company’s financial liabilities at amortized cost are included in accounts payable, accrued expenses and other current liabilities and payable in respect of intangible asset.

The derivative financial instruments represent warrants that confer the right to net share settlement.

The Company removes a financial liability (or a part of a financial liability) from its Statement of Financial Position when, and only when, it is extinguished (when the obligation specified in the contract is discharged, canceled or expired).

The Company accounts for a substantial modification of the terms of an existing financial liability or a part of it as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

l.    Share capital

The Company’s ordinary shares are classified as the Company’s share capital. Incremental costs directly attributed to the issuance of new shares or warrants are presented under equity as a deduction from the proceeds of issuance.

m.    Employee benefits

1)    Pension and retirement benefit obligations

In any matter related to payment of pension and severance pay to employees in Israel to be dismissed or to retire from the Company, the Company operates in accordance with labor laws.

Labor laws and agreements in Israel as well as the Company’s practice, require the Company to pay severance pay and/or pensions to employees dismissed or retired, in certain circumstances.

The Company has a severance pay plan in accordance with Section 14 of the Israeli Severance Pay Law which is treated as a defined contribution plan. According to the plan, the Company regularly makes payments to severance pay or pension funds without having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay the related payments to employees’ service in current and prior periods. Contributions for severance pay or pension are recognized as employee benefit expenses when they are due commensurate with receipt of work services from the employee, and no further provision is required in the financial statements.

The Company’s subsidiary provides, at will, benefit contributions for its employees.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)    Vacation and recreation pay

Under Israeli law, each employee in Israel is entitled to vacation days and recreation pay, both computed on an annual basis. This entitlement is based on the period of employment.  The Company records expenses and liability for vacation and recreation pay based on the benefit accumulated by each employee.

n.   Share-based payments

The Company operates several equity-settled, share-based compensation plans to employees (as defined in IFRS 2 “Share-Based Payments”) and service providers. As part of the plans, the Company grants employees and service providers, from time to time and at its discretion, options to purchase Company shares. The fair value of the employee and service provider services received in exchange for the grant of the options is recognized as an expense in profit or loss and is recorded as accumulated deficit within equity. The total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) is determined by reference to the fair value of the options granted at the date of grant.

Vesting conditions are included in the assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to accumulated deficit.

When exercising options, the Company issues new shares. The proceeds, less direct attributable transaction costs, are recognized as share capital (par value) and share premium.

o.    Revenue from contracts with customers

As of January 1, 2017, the Company early adopted IFRS 15, with full retrospective application. The adoption of IFRS 15 did not have an effect on either revenue recognized in prior periods, nor to accumulated deficit as of January 1, 2015.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)    Revenues from promotional services

The Company recognizes revenue from promotional services as it satisfies its performance obligation over time, in an amount equal to the consideration to which it expects to be entitled to, taking into consideration the constraint on variable considerations stipulated in IFRS 15.

2)    Revenues from the sale of products

Principal versus agent considerations:

When a third party is involved in providing goods or services to a customer, the Company analyzes whether the Company acts as a principal or an agent in the transaction, based on whether the Company obtains control of the product before it is transferred to the customer, using the indicators provided in IFRS 15.

In connection with the commercialization of EnteraGam®, the Company is determined to be the principal in the arrangement, rather than an agent of Entera Health Inc. (“Entera Health”), since the Company controls the product before transferring it to a customer. Therefore, revenue in the amount the Company is entitled to receive from its customers is recognized on a gross basis, from which royalties payable to Entera Health are accounted for in cost of revenues.

The Company recognizes revenues from the sale of EnteraGam® at a point in time when control over the product is transferred to customers (upon delivery).

The transaction price in these arrangements is the consideration to which the Company expects to be entitled from the customer, reduced by estimates of rebates, discounts, allowances and provision for product returns, given or expected to be given, which vary by product arrangement and buying groups. The Company estimates its variable consideration using the most likely amount method using actual in-market data received pre- and post- end of the accounting period and are applied to inventory held at wholesalers and pharmacies. The Company will continue to refine these estimates and methodologies over time as the breadth of in-market data increases.

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

Variable payments, contingent on achieving additional milestones, are included in the transaction price based on most likely amount method. Amounts included in the transaction price are recognized

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

only when it is highly probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of a specific milestone, in accordance with the relevant agreement.

Sales-based royalties are not included in the transaction price; rather they are recognized as the related sale occurs, due to the specific exception for sales-based royalties in licensing of intellectual property.

4)    Practical expedients and exemptions

The Company expenses sales commissions when incurred since the amortization period of the asset that the Company otherwise would have recognized would have been for less than one year. These costs are recorded as selling and marketing expenses.

p.    Advertising and promotional expenses

Advertising and promotional costs include, among others, distribution of free samples of the commercialized products. These costs are recognized as an expense when incurred.

q.   Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the Statements of Comprehensive Loss on a straight-line basis over the period of the lease.

r.    Loss per ordinary share

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

s.    Deferred taxes

Deferred income tax is recognized using the liability method for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the date of the Statements of Financial Position and are expected to apply when the related deferred income tax asset will be realized, or the deferred income tax liability will be settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Since the Company is unable to assess whether it will have taxable income in the foreseeable future, no deferred tax assets were recorded in these financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

t.    Standards and interpretations to existing standards that are not yet in effect and have not been early adopted by the Company

International Financial Reporting Standard No. 16 “Leases” (hereafter - IFRS 16)

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized.

The only exceptions are short-term and low-value leases.

The Company has reviewed all of the Company’s and its subsidiary’s leasing arrangements over the last year in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Company’s operating leases. As at the reporting date, the Company has non-cancellable operating lease commitments of $1.8 million, see note 13b.

The Company expects to recognize right-of-use assets and lease liabilities of approximately $1.7 million on January 1, 2019.

The Company will apply the standard from its mandatory adoption date of January 1, 2019. The Company intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption.

The Company expects that net loss will increase by an immaterial amount for 2019 as a result of adopting the new rules. Operating cash flows for 2019 will increase, and financing cash flows will decrease by approximately $0.9 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes judgments, estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The material judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year, are with respect to impairment of intangible assets.

The Company reviews once a year or when indications of impairment are present, whether research and development related assets are to be impaired. See note 2i.

The Company makes judgments to determine whether indications are present that require reviewing impairment of these intangible assets.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amounts of each asset are based on the Company’s estimates as to the development of the therapeutic candidates, changes in the potential market, market competition and timetables for regulatory approvals.

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

The Company’s finance department is responsible for carrying out financial risk management activities in accordance with policies approved by its board of directors (the “Board of Directors”). The Board of Directors provides general guidelines for overall financial risk management as well as policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments and investment of excess cash. In order to minimize market risk and credit risk, the Company has invested the majority of its cash balances in low-risk investments, such as (i) highly-rated bank deposits with terms of up to one-year term with exit points and (ii) a managed portfolio of selected corporate bonds comprised of a diversified mix of highly-rated bonds. No more than 10% of the total value of the Company’s corporate bonds portfolio is invested in a single bond issuer.

(a)   Market risks

The Company might be exposed to foreign exchange risk as a result of its payments to employees and service providers and investment of some liquidity in currencies other than the U.S. dollar (i.e., the Functional Currency). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the Functional Currency of the Company been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized an additional expense of $58,,000 $56,000 and $78,000 in profit or loss for the years ended, December 31, 2018, 2017 and 2016, respectively. The foreign exchange risks associated with these balances are immaterial.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the short term and with highly-rated institutions, the credit and interest risks associated with these balances are low.

Credit risk is the risk that customers may fail to pay their debts. The Company manages credit risk by setting credit limits, performing controls and monitoring qualitative and quantitative indicators of trade receivable balances such as the period of credit taken and overdue payments. Customer credit risk also arises as a result of the concentration of the Company’s revenues with its largest customers. See also note 23b.

(c)   Liquidity risk

Prudent liquidity risk management requires maintaining sufficient cash or the availability of funding through an adequate amount of committed credit facilities. Management monitors rolling forecasts of the Company’s liquidity reserve (comprising of cash and cash equivalents, deposits and financial assets through profit or loss). This is generally carried out based on the expected cash flow in accordance with practice and limits set by the management of the Company.

As of December 31, 2018, the Company has generated revenues from commercialization and promotional activities; however, and as no sufficient revenue from the commercial operations was generated to compensate for operating expenses and as sales, royalties or commercialization revenues from the therapeutic candidates have not yet been generated, the Company is exposed to liquidity risk.

As of December 31, 2018, the Company’s non-derivative financial liabilities, include accounts payable, accrued expenses, and other current liabilities for a period of less than 1 year.

2)    Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, maintain optimal capital structure, and to reduce the cost of capital.

3)   Fair value estimation

The following is an analysis of financial instruments measured at fair value using valuation methods. The different levels have been defined as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);
•	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and
•	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

The fair value of financial instruments traded in active markets is based on quoted market prices at dates of the Statements of Financial Position. A market is regarded as active if quoted prices are

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to determine the fair value of an instrument are observable, then the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The following table presents Company assets and liabilities measured at fair value:

	Level 1	Level 3	Total
	U.S. dollars in thousands
December 31, 2018:
Assets -
Financial assets at fair value through profit or loss	15,909	—	15,909
Liabilities -
Derivative financial instruments	—	344	344
December 31, 2017:
Assets -
Financial assets at fair value through profit or loss	16,587	—	16,587
Liabilities -
Derivative financial instruments	—	448	448

The following table presents the change in derivative liabilities measured at level 3 for the years ended December 31, 2018 and 2017:

	Derivative financial instruments
	Year Ended December 31,
	2018	2017
	U.S. dollars in thousands
Balance at beginning of the year	448	6,155
Exercise of derivative into shares	—	(20)
Fair value adjustments recognized in profit or loss	(104)	(5,687)
Balance at end of the year	344	448

The fair value of the above-mentioned derivative financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

For more information regarding the derivative financial instruments, see note 16.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – CASH, CASH EQUIVALENTS AND BANK DEPOSITS:

a.    Cash and cash equivalents

	December 31,
	2018	2017
	U.S. dollars in thousands
Cash in bank	7,736	8,305
Short-term bank deposits	21,269	8,150
	29,005	16,455

The carrying amounts of the cash and cash equivalents approximate their fair values.

b.    Bank deposits

The bank deposits include deposits invested for terms of three months to one year and bear interest at an average annual rate of 2.03%.

NOTE 6 - FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:

These financial assets as of December 31, 2018 represent a portfolio of marketable debt securities.

The Company’s business model regarding this portfolio is to realize cash flows through the sale of its assets, rather than hold these assets to collect their contractual cash flows or both to collect contractual cash flows and to sell these financial assets. The Company is primarily focused on fair value information and uses that information to assess the assets’ performance and to make decisions. Therefore, this portfolio is classified as financial assets at fair value through profit or loss.

The fair value of the securities is based on their exchange market price at the end of each trading day and reporting period.

NOTE 7 - PREPAID EXPENSES AND OTHER RECEIVABLES:

	December 31,
	2018	2017
	U.S. dollars in thousands
Advance to suppliers	1,319	2,426
Discount from service provider	241	537
Prepaid expenses	120	130
Government institutions	196	197
	1,876	3,290

The fair value of other receivables, which constitute of financial assets, approximates their carrying amount.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INVENTORY:

	December 31,
	2018	2017
	U.S. dollars in thousands
Raw materials	507	—
Finished goods	262	653
	769	653

During the years ended December 31, 2018 and 2017, the Company recognized amounts of $1 million and $0.8 million, respectively, in inventory cost as part of cost of revenues.

NOTE 9- FIXED ASSETS:

The composition of assets and accumulated depreciation grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2018	2017	2018	2017	2018	2017
	U.S. dollars in thousands
Office furniture and equipment (including computers)	372	349	235	163	137	186
Leasehold improvements	132	132	106	88	26	44
	504	481	341	251	163	230

NOTE 10 - INTANGIBLE ASSETS:

The intangible assets represent R&D assets with respect to intellectual property rights of the therapeutic candidates purchased by the Company under licensing agreements or under asset acquisition agreements. The changes in those assets are as follows:

	Year Ended December 31,
	2018	2017
	U.S. dollars in thousands
Cost:
Balance at beginning of year	5,285	6,195
Additions during the year	35	35
Deductions during the year	—	(945)
Balance at end of year	5,320	5,285

In February 2017, the Company deducted from the intangible assets cost an amount of $100,000, written off in prior years, due to final termination notice provided to a Danish company for the exclusive rights to a non-core therapeutic candidate that was intended to treat congestive heart failure, left atrium dysfunction and high blood pressure.

In February 2017, the Company recognized a loss in the amount of $45,000 paid to a private German company for the exclusive option to acquire rights to an oncology therapeutic candidate. As the Company did not exercise or extend its option to acquire these rights, the entire amount was deducted from the intangible assets’ cost and recorded as a loss in the Consolidated Statement of Comprehensive Loss under Other Expenses.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2017, the Company recognized a loss in the amount of $800,000, paid to a Canadian company for the exclusive rights to a non-core migraine therapeutic candidate. Given the Company’s increasing focus on GI diseases, in particular its two key Phase 3 GI programs, a termination notice was issued to the Canadian company and the entire amount was deducted from the intangible assets cost and recorded as a loss in the Consolidated Statement of Comprehensive Loss under Other Expenses.

For further details regarding the intangible assets, see note 13.

NOTE 11 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.    Labor laws and agreements in Israel require the Company to pay severance pay and/or pensions to an employee dismissed or retiring from their employment in certain circumstances.

b.   The Company’s pension liability and the Company’s liability for payment of severance pay for employees in Israel for whom the liability is within the scope of Section 14 of the Severance Pay Law, is covered by ongoing deposits with defined contribution plans. The amounts deposited are not included in the Statements of Financial Position.

The amounts charged as an expense with respect to defined contribution plans in 2018, 2017 and 2016 were $182,000, $155,000 and $121,000, respectively.

NOTE 12 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

	December 31,
	2018	2017
	U.S. dollars in thousands
Accrued expenses	5,599	4,969
Employees and related liabilities	1,380	1,045
Government institutions	78	11
	7,057	6,025

The fair value of the accounts payable and accrued expense balances approximates their carrying amounts.

NOTE 13 - COMMITMENTS:

a.   Agreements to purchase intellectual property

1)   On August 11, 2010, the Company entered into an agreement with private Australian company in an asset purchase agreement to acquire intellectual property relating to three therapeutic candidates for the treatment of gastrointestinal conditions. Pursuant to the asset purchase agreement, as amended, the Company paid the Australian company an initial amount of $500,000 and undertook to pay future payments in the range of 7% - 20% from the Company’s revenues that may be generated from the sale and sublicense of the therapeutic candidates, less certain deductible amounts, as detailed in the agreement. Such potential payments are due until termination or expiration of the last of the patents transferred to the Company pursuant to the agreement (each on a product-by-product basis).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2014, the Company entered into a licensing agreement with Salix Pharmaceuticals, Ltd., which was later acquired by Valeant Pharmaceuticals International, Inc. and subsequently renamed to Bausch Health Companies Inc. (“Bausch Health”), pursuant to which Bausch Health licensed from the Company the exclusive worldwide rights to one of the above-mentioned therapeutic candidates. Under the license agreement, Bausch Health paid an upfront payment of $7 million with subsequent potential milestone payments up to a total of $5 million. In March 2018, the 2014 license agreement was amended, among other things, to increase the lower end of the range of potential royalty payments to be paid to the Company on net sales from low single digits to high single digits, such that the total potential royalties payments will range from high single digits up to low double digits. Following the execution of the 2014 license agreement, the Company recognized revenues in 2014 in the amount of the upfront payment and subsequently paid the Australian company an additional amount of $1 million. The additional amount paid was recognized as cost of revenues in the Statement of Comprehensive Loss.

Through December 31, 2018, the Company has paid the Australian company in total $1.5 million, as mentioned above.

2)   On June 30, 2014, the Company entered into an agreement with a German publicly-traded company that granted the Company the exclusive worldwide (excluding China, Hong Kong, Taiwan and Macao) development and commercialization rights to all indications to a therapeutic candidate. Under the terms of the agreement, the Company paid the German company an upfront payment of $1 million and agreed to pay the German company potential tiered royalties, less certain deductible amounts as detailed in the agreement, ranging from mid-teens and up to 30%. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2018, the Company has paid the German company only the initial amount mentioned above.

3)   On March 30, 2015, the Company entered into an agreement with a U.S.-based private company that granted the Company the exclusive worldwide development and commercialization rights for all indications to a therapeutic candidate, and additional intellectual property rights, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, the Company undertook to pay the U.S. company an initial amount of $1.5 million and an additional amount of $2 million to be paid on a specific date. In addition, the Company undertook to pay up to $2 million in potential development milestone payments, and potential tiered royalties on revenues, less certain deductible amounts starting in the low double-digits as detailed in the agreement. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2018, the Company paid the U.S. company a total of $3 million.

Following an amendment to the agreement from February 2018, during December 2018 the Company elected to convert the current payment of the remaining $0.5 million into increased future potential royalty payments. As of December 31, 2018, the Company recognized an amount of $0.5 million as a non-current liability with respect to the increase in potential royalty payments.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.   Operating lease agreements

The Company and its subsidiary lease offices and vehicles under non-cancellable operating leases expiring within two to five years. The office and vehicle obligations are payable as follows:

December 31, 2018
U.S. dollars in thousands
Less than 1 year	994
2-5 years	853
1,847

As of December 31, 2018, an amount of $140,000 was deposited with a bank to secure the lease obligations.

In January 2019, the Company signed an amendment to its Israeli office lease agreement. According to the amendment, the Company obliged to lease the offices through January 31, 2026 for an annual lease amount of approximately $0.4 million.

NOTE 14 - INCOME TAX:

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

2)   Tax rates

The net income of the Company is subject to the Israeli corporate tax rate. Israeli corporate tax rates for 2018, 2017 and 2016 were 23%, 24% and 25%, respectively.

b.   U.S. subsidiary

The Company’s subsidiary is incorporated in the U.S and is taxed under U.S. tax laws. The applicable corporate tax rate in 2017 was 34%. On December 22, 2017, the Tax Cuts and Jobs Act (the “2017 Act”) was enacted and the applicable tax rate was reduced to 21% from 2018 and thereafter.

As a general rule, inter-company transactions between the Israel-resident Company and its U.S-resident subsidiary are subject to the reporting provisions of the Income Tax Regulations, section 85-A, 2006.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c.   Carry forward losses

As of December 31, 2018, the Company had net operating losses carried forward (“NOLs”) of approximately $135 million. Under Israeli tax laws, carry forward tax losses have no expiration date.

As of December 31, 2018, the U.S. subsidiary had net operating losses carried forward of approximately $18 million, of which approximately $10 million which expires in 2037, and approximately $8 million which does not expire, but is limited to offset 80% of the net income in the year it is utilized.

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

d.   Deductible temporary differences

The amount of cumulative deductible temporary differences, other than carryforward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the Statements of Financial Position as of December 31, 2018 and 2017, were $27 million and $28 million, respectively. These temporary differences have no expiration dates.

e.   Tax assessments

The Company has not been assessed for tax purposes since its incorporation. The Company’s tax assessments for 2013 are therefore considered final.

NOTE 15 - EQUITY:

a.   Share capital

1)   Composition

Company share capital is composed of ordinary shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31,
	2018	2017
	In thousands
Authorized	600,000	300,000
Issued and paid	283,687	212,729

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s ordinary shares are traded on the TASE, and the Company’s ADSs are traded on the NASDAQ under the symbol “RDHL”. Each ADS represents 10 ordinary shares. The last reported market price for the Company’s securities on December 31, 2018 was $5.55 per ADS on the NASDAQ and $0.54 per share on the TASE (based on the exchange rate reported by the Bank of Israel for that date).

On May 2, 2018, a general meeting of the Company’s shareholders approved the increase of the authorized share capital of the Company to 600,000,000 ordinary shares.

2)   Exercise of warrants and options

During 2018 and 2017, the Company issued 719,374 and 2,988,750 ordinary shares for $0.4 million and $0.8 million, respectively, resulting from exercises of options that had been issued to employees, consultants and directors of the Company.

In January 2017, the Company received notification of exercise with respect to non-tradable warrants that had been issued in 2014 to investors in the form of private placements. Accordingly, the Company issued 2,526,320 ordinary shares for approximately $2.63 million.

3)    In January 2017, the underwriters for the Company’s December 2016 underwritten public offering partially exercised their option and purchased 133,103 ADSs for approximately $1.28 million. Following the partial exercise of the underwriters’ option, the underwritten public offering and the concurrent registered direct offering totaled 3,846,519 ADSs and warrants to purchase 2,025,458 ADSs, representing aggregate gross proceeds from both offerings of approximately $39.4 million before deducting underwriting discounts and commissions, placement agent fees and other offering expenses.

4)    In November 2017, the Company completed an underwritten public offering in the U.S. of an aggregate of 4,090,909 ADSs for gross proceeds to the Company of approximately $22.5 million. Net proceeds to the Company from the offering, following underwriting discounts and other offering expenses of approximately $1.5 million, were approximately $21 million.

5) In August 2018, the Company completed an underwritten offering in the U.S. of an aggregate 4,166,667 ADSs, each representing ten of its ordinary shares, for gross proceeds to the Company of approximately $25 million. Net proceeds to the Company from the offering, following underwriting commissions and other offering expenses, were approximately $23.5 million

6)    In December 2018, the Company completed an underwritten offering in the U.S. of an aggregate 2,857,143 ADSs, each representing ten of its ordinary shares, for gross proceeds to the Company of approximately $20 million. Net proceeds to the Company from the offering, following underwriting commissions and other offering expenses, were approximately $18.4 million

b.	Warrants

In January 2017, warrants issued under investment agreements from January 21, 2014, that were exercisable into 4,183,496 ordinary shares, expired along with any right or claim of the holders.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - DERIVATIVE FINANCIAL INSTRUMENTS:

a.   Warrants issued in 2014

The warrants were classified as a financial liability due to a net settlement provision. In January 2017, the Company issued 2,526,320 ordinary shares for approximately $2.63 million resulting from exercises of these warrants. The remaining unexercised warrants to purchase 1,052,640 ordinary shares expired along with any right or claim whatsoever of the holders.

b.   Warrants issued in 2016

The warrants, issued under December 2016 offering, were classified as a financial liability due to a net settlement provision. These warrants are exercisable into 2,025,458 ADSs. The warrants have a three-year term and may be exercised either for cash or on a cashless basis at an exercise price of $13.33 per ADS.

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the price of an ADS and based on the following parameters: risk-free interest rate of 1.56% and an average standard deviation of 53.13%.  The fair value of the warrants as of December 31, 2018, was computed based on the price of an ADS as of December 31, 2018 and based on the following parameters: risk-free interest rate of 2.63% and an average standard deviation of 60.55%.

NOTE 17 - SHARE-BASED PAYMENTS:

On May 30, 2010, a general meeting of shareholders approved the option plan of the Company (the “Option Plan”), after being approved by the Board of Directors. In 2017 the Option Plan was amended and restated as the 2010 Award Plan (the “Award Plan”). As of December 31, 2018, the Award Plan allows the Company to allocate up to 38,518,375 options to employees, consultants and directors and are reserved by the Board of Directors for issuance under the Award Plan. The terms and conditions of the grants were determined by the Board of Directors and are according to the Award Plan.

a.   The following is information on options granted in 2018:

	Number of options granted
	According to the Award Plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than to	To directors		ordinary	grant in U.S. dollars
Date of grant	directors (1)	(1)(2)	Total	share ($)	in thousands (3)
January 2018	1,455,000	—	1,455,000	0.56	433
March 2018	3,210,000	—	3,210,000	0.65	808
May 2018	—	500,000	500,000	0.65	111
August 2018	630,000	—	630,000	0.84	238
November 2018	210,000	—	210,000	0.90	102
	5,505,000	500,000	6,005,000		1,692

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)   The options will vest as follows: for directors, employees and consultants of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors, employees and consultants of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest will vest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

The options include both options exercisable into the Company’s ordinary shares and options exercisable to the Company’s ADSs.

2)   The general meeting of the Company’s shareholders held on May 2, 2018 (the “May 2018 AGM”), subsequent to approval of the Company’s Board of Directors, granted 500,000 options under the Company’s stock options plan to the Company's Chairman of the Board of Directors and Chief Executive Officer.

3)   The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company’s ordinary share: $0.48 - $0.88, expected volatility: 50.99% - 58.4%, risk-free interest rate: 2.65% - 3.19% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates. the expected volatility assumption used in based on the historical volatility of the Company’s share.

b.   During 2018, the Board of Directors approved a three years extension of the exercise period of fully-vested options exercisable into the Company's ordinary shares granted to employees and consultants that were originally scheduled to expire in February 2018, March 2018, August 2018, January 2019 and February 2019. Accordingly, 2,844,210 options, 120,000 options, 260,000 options, 750,000 options and 400,000 options, respectively, were extended with new terms: the exercise price will increase by 50% to $0.75, $1.575, $1.035, $1.08 and $1.08 per ordinary share, respectively, and will not be exercisable within one year of the extension. These options originally had a term of seven years. The total incremental fair value of the options as of the date of the extension was approximately $0.4 million and was recorded to the Statement of Comprehensive Loss immediately.

c.

The May 2018 AGM, subsequent to approval of the Company’s Board of Directors, granted three year extensions of the exercise period of 1,540,000 fully-vested options exercisable into the Company's ordinary shares and 150,000 fully-vested options exercisable into the Company's ordinary shares granted to the Company's Chairman of the Board of Directors and Chief Executive Officer and to a non-executive director of the Company, respectively, that were originally scheduled to expire in February 2018 and May 2018, respectively. These options originally had a term of seven years, and the extensions are under the same terms as detailed in b above. The total incremental fair value of the options on the date of May 2018 AGM was $0.1 million and was recorded to the Statements of Comprehensive Loss immediately.

In December 2018, the Board of Directors of the Company also approved the extension of the exercise period of 600,000 options to the Company's Chief Executive Officer that were originally scheduled to

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

expire in February 2019, under the same terms detailed above, subject to the approval of the Company’s shareholders. These options also originally had a term of seven years.

d.    The following is information on options granted in 2017:

	Number of options granted

	According to the Award Plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than to			ordinary	grant in U.S. dollars
Date of grant	directors (1)	To directors (1)	Total	share ($)	in thousands (2)
March 2017	3,650,000	—	3,650,000	1.08	1,777
May 2017	—	640,000	640,000	1.08	290
May 2017	—	500,000	500,000	1.09	227
July 2017	2,445,000	—	2,445,000	0.98	1,205
	6,095,000	1,140,000	7,235,000		3,499

1)

The options will vest as follows: for directors, employees and consultants of the Company who had provided services exceeding one year to the Company as of the grant date, the options will vest in 16 equal quarterly installments over a four-year period. For directors, employees and consultants of the Company who had not provided services to the Company exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over the following three years in 12 equal quarterly installments. During the contractual term the options will be exercisable, either in full or in part, from the vesting date until the end of 7 years from the date of grant. 2017 grants include both options exercisable into the Company’s ordinary shares and options exercisable to the Company’s ADSs.

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

e.    Changes in the number of options and weighted averages of exercise prices are as follows:

	Year Ended December 31,
	2018		2017
		Weighted		Weighted
		average of		average of
	Number of	exercise	Number of	exercise
	options	price ($)	options	price ($)
Outstanding at beginning of year	25,781,798	1.05	22,025,548	0.95
Exercised	(719,374)	0.02	(2,988,750)	0.27
Expired and forfeited	(1,707,189)	0.96	(490,000)	1.37
Granted	6,005,000	0.66	7,235,000	1.05
Outstanding at end of year	29,360,235	1.05	25,781,798	1.05
Exercisable at end of year	12,962,574	1.25	16,842,697	0.99

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

f.    The following is information about the exercise price and remaining useful life of outstanding options at year-end:

December 31,
2018			2017
Number of			Number of
options		Weighted	options		Weighted
outstanding		average of	outstanding		average of
at end of	Exercise price	remaining	at end of	Exercise price	remaining
year	range	useful life	year	range	useful life
29,360,235	$0.56-$1.61	4.3	25,781,798	$0.5-$1.61	3.5

g.    Expenses recognized in profit or loss for the options are as follows:

Year Ended December 31,
2018	2017	2016
U.S. dollars in thousands
2,678	2,235	1,679

The remaining compensation expenses as of December 31, 2018 are $1.8 million and will be expensed in full by December 2022.

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

NOTE 18 – NET REVENUES:

	Year Ended December 31,
	2018	2017	2016
	U.S dollars in thousands
Licensing	—	—	100
Commercialization of product	4,671	3,240	—
Promotional services	3,689	767	—
Other revenues			1
	8,360	4,007	101

In 2018 and 2017, revenues consist solely revenues with respect to commercialization and promotional activities of the company’s commercial products, as detailed in note 1a(2).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - RESEARCH AND DEVELOPMENT EXPENSES, net:

	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Payroll and related expenses	552	653	652
Professional services	2,297	2,218	1,816
Share-based payments	872	793	841
Clinical and pre-clinical trials	20,373	27,940	20,732
Intellectual property development	290	401	428
Other	478	964	772
	24,862	32,969	25,241

NOTE 20 – SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES:

	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Payroll and related expenses	7,540	5,012	301
Share-based payments	575	387	65
Professional services	1,626	1,778	947
Samples	—	1,569	—
Travel and related expenses	1,822	2,236	81
Office-related expenses	495	395	86
Other	428	637	75
	12,486	12,014	1,555

NOTE 21 – GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Payroll and related expenses	3,880	3,311	1,082
Share-based payments	1,231	1,054	773
Professional services	1,461	2,246	1,391
Office-related expenses	547	567	300
Other	387	847	302
	7,506	8,025	3,848

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22- FINANCIAL INCOME, net:

	Year Ended December 31,
	2018	2017	2016
	U.S dollars in thousands
Financial income:
Fair value gains on derivative financial instruments	104	5,687	1,152
Gains on financial assets at fair value through profit or loss	295	189	80
Gains from changes in exchange rates	—	332	34
Interest from bank deposits	279	297	282
	678	6,505	1,548
Financial expenses:
Loss from changes in exchange rates	125	—	—
Issuance cost with respect of warrants	—	—	368
Other	42	77	7
	167	77	375
Financial income, net	(511)	(6,428)	(1,173)

NOTE 23 – SEGMENT INFORMATION

Commencing 2017, the Company has two segments, Commercial Operations and Research & Development. In line with the reporting to the Chief Executive Officer, the performance of these segments is reviewed at revenues, gross profit and operating expenses levels. The Commercial Operations segment covers all areas relating to the commercial sales and operating expenses directly related to that activity and is being performed by the Company’s U.S. subsidiary. The Research and Development segment includes all activities related to the research and development of therapeutic candidates and is being performed by the Company. There is no segmentation of the Statements of Financial Position. Charges such as depreciation, impairment and other non-cash expenses are charged to the relevant segment.

a.   Segment information

	Year Ended December 31,			Year Ended December 31,
	2018			2017
December 31, 2018:	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	8,360	—	8,360	4,007	—	4,007
Cost of revenues	2,837	—	2,837	2,126	—	2,126
Gross profit	5,523	—	5,523	1,881	—	1,881
Research and development expenses, net	—	24,862	24,862	—	32,969	32,969
Selling, marketing and business development expenses	11,329	1,157	12,486	10,520	1,494	12,014
General and administrative expenses	2,795	4,711	7,506	2,680	5,345	8,025
Other expenses	—	—	—	—	845	845
Operating loss	8,601	30,730	39,331	11,319	40,653	51,972

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.   Major customers

The percentages of total net revenues for the year ended December 31, 2018 and the year ended December 31, 2017 from one customer were 46% and 59%, respectively and from another customer were 42% and 19% respectively. The Company’s revenues were entirely in the U.S. and the payment terms for all customers are 30 to 60 days.

NOTE 24- LOSS PER ORDINARY SHARE:

a.    Basic

The basic loss per share is calculated by dividing the loss by the weighted average number of ordinary shares in issue during the period.

The following is data taken into account in the computation of basic loss per share:

	Year Ended December 31,
	2018	2017	2016
Loss (U.S. dollars in thousands)	38,820	45,544	29,370
Weighted average number of ordinary shares outstanding during the period (in thousands)	231,204	176,579	128,514
Basic loss per share (U.S. dollars)	0.17	0.26	0.23

b.    Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding, assuming conversion of all potentially dilutive ordinary shares, using the treasury stock method. The Company has two categories of potentially dilutive ordinary shares: warrants issued to investors and options issued to employees and service providers. The effect of options issued to employees and service providers, for all reporting years, is anti-dilutive. In 2017 and 2018, the effect of warrants is anti-dilutive.

	Year Ended December 31,
	2018	2017	2016
Loss (U.S. dollars in thousands)	38,820	45,544	29,370
Adjustment for financial income of warrants	—	—	1,208
Loss used to determine diluted loss per share	38,820	45,544	30,578
Weighted average number of ordinary shares outstanding during the period (in thousands)	231,204	176,579	128,514
Adjustment for warrants	—	—	295
Weighted average number of ordinary shares for diluted loss per share (in thousands)	231,204	176,579	128,809
Diluted loss per share (U.S. dollars)	0.17	0.26	0.24

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - RELATED PARTIES:

a.    Key management in 2018 includes members of the Board of Directors and the Chief Executive Officer

	Year Ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Key management compensation:
Salaries and other short-term employee benefits	734	677	576
Post-employment benefits	36	35	32
Share-based payments	510	557	504
Other long-term benefits	26	7	11

b.    Balances with related parties:

	December 31,
	2018	2017
	U.S. dollars in thousand
Current liabilities -
Credit balance in “accrued expenses and other current liabilities”	178	199
Non-current liabilities -
Derivative financial instruments	8	11

NOTE 26 – EVENT SUBSEQUENT TO DECEMBER 31, 2018:

On February 25, 2019, the Board of Directors of the Company approved a grant of 178,000 options to purchase ADSs to employees of the Company’s subsidiary and 100,000 options to purchase ordinary shares to advisory board members and an employee of the Company, under the Company’s stock options plan.  The estimated fair value of the options on the grant date was $0.8 million.