Form 20-F/A
period 2018-12-31
RedHill Biopharma Ltd.
filed 2019-05-15
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20‑F/A

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

Commission file number 001‑35773

RedHill Biopharma Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

21 Ha’arba’a Street, Tel Aviv 6473921, Israel
(Address of principal executive offices)

Micha Ben Chorin, Chief Financial Officer
21 Ha’arba’a Street, Tel Aviv 6473921, Israel
Tel: 972‑3‑541‑3131; Fax: 972‑3‑541‑3144
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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b‑2 of the Exchange Act. (Check one):

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

Item 17 [  ] Item 18  [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

Yes  ☐    No   ☒

Explanatory Note

This Amendment No. 1 (this “Amendment”) to our annual report on Form 20‑F for the fiscal year ended December 31, 2018 (the “Form 20‑F”), filed on February 26, 2019 (the “Original Filing Date”), is being filed solely to replace Exhibits 4.4, 4.6, 4.9, 4.12 and 4.15 with the attached Exhibits 4.4, 4.6, 4.9, 4.12 and 4.15 (the “Exhibits”) to reflect amendments to paragraph 4(a) of Instructions as to Exhibits of Form 20‑F, governing redaction of confidential information in material contracts, which became effective as of April 2, 2019.

Additionally, in connection with the filing of this Amendment, the Company is including certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a‑14(a) or Rule 15d‑14(a) of the Exchange Act. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as no financial statements are being filed with this Amendment.

Except for the revised Exhibits, this Amendment does not amend any other information set forth in the Form 20‑F. This Amendment speaks as of the Original Filing Date, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Form 20‑F.

PART III

ITEM 19.         EXHIBITS

EXHIBIT INDEX

1.1

Articles of Association of the Registrant, as amended (unofficial English translation) (Incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 26, 2019).‑

2.1

Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on December 6, 2012).‑

2.2

Form of American Depositary Receipt (Incorporated by reference to Exhibit 1 to the Registration Statement on Form F6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on December 6, 2012).‑

4.1*

Asset Purchase Agreement, dated August 11, 2010, by and between the Registrant and Giaconda Limited (RHB104, 105, 106) (Incorporated by reference to Exhibit 4.4 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).‑

4.2

Amendment to Asset Purchase Agreement by and between the Registrant and Giaconda Limited (RHB104, 105, 106) dated February 27, 2014 (Incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 26, 2019).‑‑

4.3*

License Agreement, dated February 27, 2014, by and between the Registrant and Bausch Health (f/k/a Salix Pharmaceuticals, Inc.) (Incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 26, 2015).‑

4.4†	Amendment #1 dated March 20, 2018 to the License Agreement, dated February 27, 2014, by and between the Registrant and Bausch Health (f/k/a Salix Pharmaceuticals, Inc.).

4.5*

Exclusive License Agreement, dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp (Incorporated by reference to Exhibit 4.7 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 25, 2016).‑

4.6†	Amendment #1 dated January 23, 2017, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp.

4.7*

Amendment #2 dated June 22, 2017, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 22, 2018),‑

4.8*

Amendment #3 dated February 6, 2018, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 22, 2018).‑

4.9†	Amendment #4 dated January 3, 2019, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp.

4.10

Amendment #5 dated January 23, 2019, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp (Incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 26, 2019).‑

4.11*

Exclusive Commercialization Agreement, dated December 30, 2016, by and between Registrant and Concordia Pharmaceuticals Inc. (incorporated by reference to Exhibit 4.24 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 23, 2017).‑

4.12†

Amendment #1 dated August 26, 2018, to the Exclusive Commercialization Agreement, dated December 30, 2016, by and between Registrant and a subsidiary of ADVANZ PHARMA (f/k/a Concordia Pharmaceuticals Inc.).

4.13*

Exclusive License Agreement, dated April 5, 2017, by and between Registrant and Entera Health Inc. (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 22, 2018).‑

4.14

Amendment #1 dated July 25, 2018, to the Exclusive License Agreement by and between Registrant and Entera Health Inc (Incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 26, 2019).‑

4.15†	Amendment #2 dated September 29, 2018, to the Exclusive License Agreement by and between Registrant and Entera Health Inc.

4.16

Form of Letter of Exemption and Indemnity adopted on July 2013 (unofficial English translation) (incorporated by reference to Exhibit B to Exhibit 99.1 to Form 6K disseminated with the Securities and Exchange Commission, dated June 26, 2013).‑

4.17	Amended and Restated Award Plan (2010) (incorporated by reference to Appendix B of the 6K filed with the Securities and Exchange Commission on April 3, 2017).‑

8.1	Subsidiary List (incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 22, 2018),‑

12.1	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.

Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Incorporated by reference to Exhibit 13 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 26, 2019).‑

15.1

Consent of Independent Registered Public Accounting Firm (Incorporated by reference to Exhibit 15.1 of the Annual Report on Form 20F filed with the Securities and Exchange Commission on February 26, 2019).‑

101.

The following financial statements from the Company’s 20‑F for the fiscal year ended December 31, 2018 formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements (Incorporated by reference to Exhibit 101 of the Annual Report on Form 20‑F filed with the Securities and Exchange Commission on February 26, 2019).

*Confidential treatment granted with respect to portions of this Exhibit.

†Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this  Form 20‑F/A, and that it has duly caused and authorized the undersigned to sign this annual report  on its behalf.

REDHILL BIOPHARMA LTD.

Date: May 15, 2019	By:	/s/ Dror Ben-Asher
Name: Dror Ben-Asher
Title: Chief Executive Officer and Chairman of the Board of Directors

	By:	/s/ Micha Ben Chorin
Name: Micha Ben Chorin
Title: Chief Financial Officer