Form 20-F
period 2019-12-31
RedHill Biopharma Ltd.
filed 2020-03-04
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

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
Tel: 972-3-541-3131; Fax: 972-3-541-3144
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing ten Ordinary Shares (1)	RDHL	NASDAQ Global Market

Ordinary Shares, par value NIS 0.01 per share (2)	RDHL	NASDAQ Global Market

(1) Evidenced by American Depositary Receipts.

(2) Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 352,695,668 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes  ☐    No   ☒

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd., a limited liability company incorporated under the laws of the State of Israel, and its direct and indirect subsidiaries, including RedHill Biopharma Inc., a wholly-owned subsidiary incorporated in Delaware in January 2017. The term “including” means “including but not limited to”, whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of March 3, 2020 ($1 = NIS 3.461). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

Unless otherwise indicated or the context requires, the term “therapeutic candidates” refers to investigational drug products that are still in development and have not been approved by the FDA or other relevant regulatory authority and the term “commercial products” means products approved by the Food and Drug Administration (“FDA”) that we commercialize or promote from time to time.

FORWARD-LOOKING STATEMENTS

Some of the statements under the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report may include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms, including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified. In addition, the section of this Annual Report entitled, “Item 4. Information on the Company”, contains information obtained from independent industry and other sources that we may not have independently validated. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	our ability to obtain additional financing;
•	the timing of the commercial launch of our commercial products;
•	the commercialization and market acceptance of our commercial products;
•	our ability to generate revenues from our commercial products;
•

our reliance on third parties to satisfactorily conduct key portions of our commercial operations, including manufacturing and other supply chain functions, market analysis services, safety monitoring, regulatory reporting and sales data analysis and the risk that those third parties may not perform such functions satisfactorily;

•	our ability to establish and maintain an appropriate sales and marketing infrastructure;
•	our ability to establish and maintain corporate collaborations;
•

that our current commercial products or commercial products that we may commercialize or promote in the future may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for those products;

•	our exposure to significant drug product liability claims;

•	the completion of any postmarketing studies or trials;
•	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and to maintain our own marketing and commercialization capabilities;
•	our estimates of the markets, their size, characteristics and their potential for our commercial products and therapeutic candidates and our ability to serve those markets;
•	the successful commercialization of products we in-license or acquire;
•	the expected closing of our in-license for Movantik® being delayed or not occurring at all;
•	our inability to enforce claims relating to a breach of a representation and warranty by a counterparty;
•	the hiring and continued employment of sales personnel and contractors;
•	our receipt and timing of regulatory clarity and approvals for our commercial products and therapeutic candidates, and the timing of other regulatory filings and approvals;
•

the initiation, timing, progress, and results of our research, development, manufacturing, preclinical studies, clinical trials, and other commercial efforts and therapeutic candidate development, as well as the extent and number of additional studies that we may be required to conduct;

•

our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials or develop a commercial companion diagnostic for the detection of Mycobacterium avium paratuberculosis (“MAP”);

•	our reliance on third parties to conduct key portions of our clinical trials, including data management services and the risk that those third parties may not perform such functions satisfactorily;
•	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;
•	the interpretation of the properties and characteristics of our commercial products or therapeutic candidates and of the results obtained in research, preclinical studies or clinical trials;
•	the implementation of our business model, strategic plans for our business, commercial products, and therapeutic candidates;
•	heightened attention on the problems associated with opioids;
•	the impact of other companies and technologies that compete with us within our industry;
•

the scope of protection we are able to establish and maintain for intellectual property rights covering our commercial products and therapeutic candidates and our ability to operate our business without infringing or violating the intellectual property rights of others;

•	parties from whom we license or acquire our intellectual property defaulting in their obligations toward us;
•

the failure by a licensor or a partner of ours to meet their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner;

•	our reliance on the actions of third parties, including sublicensors and their other sublicensees, to maintain our rights under our in-licenses which are sublicenses;
•	the effect of a potential occurrence of patients suffering serious adverse events using investigative drugs under our Expanded Access Program;
•	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats; and
•	the impact on our business of the political and security situation in Israel, the U.S. and other places in which we operate.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          Selected Financial Data

The following table sets forth our selected financial data, which is derived from our financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We have derived the selected financial data as of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018, and 2017 from our audited financial statements included elsewhere in this Annual Report on Form 20‑F. We have derived the selected financial data as of December 31, 2017, 2016, and 2015 and for the years ended December 31, 2016, and 2015 from our financial statements not included in this Annual Report. You should read this selected financial data and other information provided in this Annual Report in conjunction with, and is qualified in its entirety by, our historical financial information including “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this Annual Report.

	Year Ended December 31
	U.S. Dollars, in thousands
	2019	2018	2017	2016	2015
Statements of Comprehensive Loss
Net revenues	6,291	8,360	4,007	101	3
Cost of revenues	2,259	2,837	2,126	—	—
Gross profit	4,032	5,523	1,881	101	3
Research and development expenses, net	17,419	24,862	32,969	25,241	17,771
Selling, marketing and business development expenses	18,333	12,486	12,014	1,555	1,386
General and administrative expenses	11,481	7,506	8,025	3,848	2,748
Other (income) expenses	—	—	845	—	100
Operating loss	43,201	39,331	51,972	30,543	22,002
Financial income	1,335	678	6,505	1,548	1,124
Financial expenses	438	167	77	375	212
Financial income, net	897	511	6,428	1,173	912
Loss and comprehensive loss	42,304	38,820	45,544	29,370	21,090
Loss per Ordinary Share (in U.S. dollars)
Basic	0.14	0.17	0.26	0.23	0.19
Diluted	0.14	0.17	0.26	0.24	0.19
Weighted average number of Ordinary Shares used in computing loss per Ordinary Share	296,921,897	231,204,129	176,578,990	128,513,729	110,813,742
Weighted average number of Ordinary Shares used in computing diluted loss per share	296,921,897	231,204,129	176,578,990	128,808,543	111,714,566

	As of December 31
	(U.S. Dollars, in thousands)
	2019	2018	2017	2016	2015
Balance Sheet Data
Cash and short-term investments	47,872	53,185	46,205	66,154	58,138
Working capital	42,598	46,407	39,846	62,459	54,996
Total assets (1)	74,099	62,411	57,343	74,212	66,828
Total liabilities (1)	14,097	11,225	12,278	11,511	6,751
Accumulated deficit	(208,363)	(169,086)	(132,944)	(89,635)	(61,944)
Equity	60,002	51,186	45,065	62,701	60,077
Number of Ordinary Shares (in thousands) outstanding at the end of the year	352,696	283,687	212,729	164,974	127,114

(1)

The Company has adopted IFRS 16 retrospectively from January 1, 2019, with no restatement for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. Right-of-use assets and lease liabilities as of December 31, 2019, are approximately $3.6 million and $3.8 million, respectively.

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F‑1, before deciding to invest in our American Depositary Shares (“ADSs”). The risks and uncertainties described below in this Annual Report on Form 20‑F for the year ended December 31, 2019, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20‑F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

Since our incorporation in 2009, we have focused primarily on the development and acquisition of late-stage clinical therapeutic candidates, and more recently we have focused primarily on the acquisition and commercialization or promotion of products in the U.S. Since we established commercial presence in the U.S. in 2017, we have promoted or commercialized various GI-related commercial products; however, we currently commercialize only one of these products, Aemcolo® (rifamycin), for which we obtained exclusive U.S. rights to commercialize in 2019. Other than Talicia®, which is the first product we developed that has been approved for marketing by the FDA and which we plan to launch in the first quarter of 2020 in the U.S., most of our therapeutic candidates are in late-stage clinical development and none of our therapeutic candidates is approved for sale. On February 23, 2020, we entered into a license agreement with AstraZeneca AB (the “AstraZeneca License Agreement”), pursuant to which AstraZeneca has agreed to sublicense the worldwide rights (excluding Europe, Canada, and Israel) to commercialize and develop Movantik®  (naloxegol), an FDA-approved product for the treatment of opioid-induced constipation (“OIC”) in adult patients with chronic, non-cancer pain, subject to certain closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Clearance”).

We are expected to incur significant additional losses as we continue to focus our resources on commercializing Aemcolo®  and launching and commercializing Talicia® (collectively, “our current commercial products”), and prioritizing, selecting, and advancing our therapeutic candidates and other commercial products that we may commercialize or promote in the future, including Movantik®, subject to HSR Clearance and satisfaction of other closing conditions.

All of our therapeutic candidates will require additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales of them, if at all. We have incurred losses since inception, principally as a result of research and development, selling, marketing and business development, and general and administrative expenses in support of our operations. We experienced net losses of approximately $42.3 million in 2019, $38.8 million in 2018 and $45.5 million in 2017. As of December 31, 2019, we had an accumulated deficit of approximately $208.4 million. Our ability to generate sufficient revenues to sustain our business operations in accordance with our plan and to achieve profitability depends mainly upon our ability, alone or with others, to successfully commercialize or promote our current commercial products and products that we may acquire or for which we may acquire commercialization rights in the future, develop our therapeutic candidates, obtain the required regulatory approvals in various territories. We may be unable to achieve any or all of these goals with regard to our current commercial products, our therapeutic candidates or products we may commercialize or promote in the future. As a result, we may never achieve sufficient revenues to sustain our business operations in accordance with our plan or be profitable.

Our limited operating history makes it difficult to evaluate our business and prospects.

We have limited operating history, and our operations to date have been limited primarily to certain commercialization and promotion of products in the U.S., acquiring and in-licensing therapeutic candidates and rights to commercialize or promote products in the U.S., research and development, raising capital and recruiting scientific, commercial and management personnel, and third-party partners. Talicia®  is our first and only product that was developed internally and approved for marketing by the FDA.  To date, we have only generated limited revenues from commercializing and promoting several other commercial products. Likewise, besides Talicia® and RHB‑106, which we previously out-licensed to a third party, we have no other experience achieving regulatory approval for or out-licensing our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and we may not be able to fully assess our ability to commercialize our current commercial products or ones we may acquire or develop in the future, complete the development or obtain regulatory approval for our current and future therapeutic candidates or obtain regulatory approvals, reimbursement by third-party payors, achieve market acceptance or competitive pricing of our current commercial products or products that we may commercialize or promote in the future.

Our current working capital is not sufficient to commercialize our current commercial products or to complete the research and development with respect to any or all of our therapeutic candidates. We will need to raise additional capital to achieve our strategic objectives and to execute our business plans, and our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund the commercialization of our current commercial products or the products we may commercialize or promote in the future, attract development or commercial partners or retain key personnel, and to fund operations and develop our therapeutic candidates.

As of December 31, 2019, we had cash and short-term investments of approximately $47.9 million, and as of December 31, 2018, we had cash and short-term investments of approximately $53.2 million. We have funded our operations primarily through public and private offerings of our securities and through strategic investments. On February 23, 2020, we entered into a credit agreement with HCRM (as defined below) in order to fund our growing operations and our expected in-license for Movantik®  (see “–  Our term loan facility imposes significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and may restrict our operational flexibility, and our failure to comply with the restrictive covenants in our term loan facility could have a material adverse effect on our business.”). We will need to raise additional capital to achieve our strategic objectives of commercializing our current commercial products and other products that we may commercialize or promote in the future and acquiring, in-licensing and developing therapeutic candidates. We plan to fund our future operations through commercialization of Talicia®  and Aemcolo®,  out-licensing of our therapeutic candidates and commercialization of in-licensed or acquired products (including Movantik®,  subject to HSR Clearance and satisfaction of other closing conditions), and we will also need to raise additional capital through equity or debt financing or non-dilutive financing. We are not yet certain of the financial impact of our commercialization activities, and the amounts we raise may not be sufficient to complete the research and development of all of our therapeutic candidates.

To date, our business has generated limited revenues and is not profitable. As we plan to continue expending funds in continuing to commercialize Aemcolo®, launch Talicia®, and acquire additional products (such as Movantik®)  and therapeutic candidates, and in research and development, we will need to raise additional capital in the future through equity or debt financing, non-dilutive financing or pursuant to development or commercialization agreements with third parties with respect to particular therapeutic candidates and commercial products approved for sale in the U.S. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing development or commercialization partners in the future as a result of, among other factors, unsuccessful commercialization of Talicia®,  our limited revenues from commercialization of Aemcolo®  and products that we may commercialize or promote in the future (including, following the expected closing of the AstraZeneca License Agreement, subject to certain closing conditions, including HSR Clearance), as well as the inherent business risks associated with our Company, our current commercial products, products that we may commercialize or promote in the future, our therapeutic candidates, and present and future market conditions. To the extent we are able to generate meaningful revenues from our current and future commercial products, we may still need to raise capital because the revenues from our current and future commercial products may not be sufficient to cover all of our operating expenses and may not be sufficient to cover our commercial operations expenses. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain sufficient future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our commercialization programs for our current commercial products and products that we may commercialize or promote in the future, or research and development programs for our therapeutic candidates, any of which may have an adverse effect on our reputation, business, financial condition or results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

Our long-term capital requirements are subject to numerous risks.

Our long-term capital requirements are expected to depend on many potential factors, including but not limited to:

•	the number and type of commercial products we commercialize or are in the process of launching;
•	the number and type of therapeutic candidates in development;
•

our ability to successfully commercialize our current commercial products and products that we may commercialize or promote in the future, including through securing commercialization agreements with third parties and favorable pricing and market share or through our own commercialization capabilities;

•

the existence and entrance of generics into the market, including entrances into the market as a result of adverse outcomes in Abbreviated New Drug Application (“ANDA”) litigation, that could compete with our products and erode the profitability of our commercial products or products that we may commercialize or promote in the future;

•	the progress, success, and cost of our clinical trials and research and development programs, including manufacturing;
•

our ability to successfully complete our clinical trials and research and development programs, including recruitment and completion of relevant pediatric and oncology studies, since the pediatric population and the very advanced disease state and poor prognosis of the oncology patients in our oncology studies make it particularly difficult to recruit and successfully treat the patients, and to successfully complete the studies;

•	the identification and acquisition of additional therapeutic candidates and commercial products;
•	the costs, timing, and outcome of regulatory review and obtaining regulatory clarity and approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;
•	the costs of enforcing our issued patents and defending intellectual property-related claims;
•	the costs of manufacturing, developing and maintaining sales, marketing, and distribution channels for our commercial products;
•	our consumption of available resources, especially at a more rapid consumption than currently anticipated, resulting in the need for additional funding sooner than anticipated; and
•	the amount and frequency of any milestone or royalty payments for which we are responsible.

Risks Related to Our Indebtedness

Our term loan facility imposes significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and may restrict our operational flexibility, and our failure to comply with the restrictive covenants in our term loan facility could have a material adverse effect on our business.

On February 23, 2020, we, through our wholly-owned U.S. subsidiary RedHill Biopharma Inc. entered into a credit agreement and certain security documents with HCR Collateral Management, LLC (“HCRM”) for up to $115 million in a non-dilutive, six-year term loan facility. Under the terms of the term loan facility, RedHill Biopharma Inc. will receive $30 million following the closing of the term loan facility to support our commercial operations. Subject to HSR Clearance, RedHill Biopharma Inc. is entitled to borrow an additional $50 million in term loans under the term loan facility to fund the acquisition of rights to Movantik® from AstraZeneca. Two further additional tranches of term loans, the second of which is at the mutual agreement of RedHill and HCRM, totaling $35 million will be available upon satisfaction of certain conditions. The borrowings under the term loan facility are secured by a first priority lien on substantially all of the current and future assets of our wholly-owned U.S. subsidiary, RedHill Biopharma Inc., all of our assets related in any material respect to Talicia®, and all of the equity interests of RedHill Biopharma Inc.

Our term loan facility contains a number of restrictive covenants that impose financial and operating restrictions on us, including our ability to:

•	create liens;
•	make certain investments;
•	incur, assume or guarantee indebtedness;
•	make restricted payments, including paying dividends and making certain acquisitions;
•	merge, consolidate, sell or otherwise dispose of substantially all our assets;
•	enter into transactions with affiliates and insiders;
•	enter into sale and leaseback transactions;
•	enter into agreements that restrict the ability of any persons to make payments to us or RedHill Biopharma Inc.;
•	prepay other indebtedness;
•	dispose of assets;
•	terminate, or alter the responsibilities of, certain executive officers; and
•	permit net sales to drop below a certain threshold.

Our term loan facility also contains a number of other covenants regarding our commercial operations, including covenants that require us to maintain a minimum cash balance at all times and to operate our business with respect to Talicia® in a manner agreed upon with HCRM, including by maintaining a certain number of sale representatives.

Our ability to comply with the various covenants under the term loan facility may be affected by events beyond our control, and we may not be able to continue to meet the covenants. Failure to comply with such covenants could result in an event of default that, as the term loan facility provides us with limited or no opportunity to cure certain such failures, if not waived, could result in the acceleration of all our indebtedness under our term loan facility. Our term loan facility also includes various cross-default provisions with respect to our other indebtedness and our commercial agreements. If HCRM accelerates the indebtedness under the terms of the term loan facility, we may not have sufficient funds to repay our existing debt. If we are unable to repay those amounts, HCRM could proceed against the collateral granted to it to secure such indebtedness, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

Our term loan facility and the restrictive covenants contained in our term loan facility could also have important consequences on our financial position and results of operations, including increasing our vulnerability to increases in interest rates because the debt under our loan agreement bears interest at variable rates. In addition, our term loan facility indebtedness uses LIBOR as a benchmark for establishing the interest rate. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to perform differently than in the past or to be replaced entirely. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our term loan facility.

We may be unable to generate sufficient cash flow to make the required payments under the term loan facility.

Making the required payments under our loan term facility will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and our business may not generate sufficient cash flow from the sale of our commercial products. Our ability to make the required payments under our term loan facility will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, market, financial, competitive, regulatory and other factors that are beyond our control.

If our cash flows and capital resources are insufficient to make the required payments under our term loan facility, we may be forced to reduce or delay the incurrence of expenses, sell assets, seek additional capital or restructure or refinance our term loan facility. These alternative measures may not be successful and may not permit us to meet our scheduled payment obligations. Our ability to restructure or refinance our debt will depend on the market conditions and our financial position at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. If we are unable to restructure or refinance our indebtedness, HCRM may accelerate the indebtedness, and if we are unable to repay those amounts, HCRM could proceed against the collateral granted to it to secure such indebtedness, which would have a material adverse effect on our reputation, business, financial condition or results of operations.

The indebtedness under our term loan facility is secured by substantially all of the current and future assets of RedHill Biopharma Inc., all of our assets related in any material respect to Talicia®, and all of the equity interests of RedHill Biopharma Inc. As a result of these security interests, such assets would only be available to satisfy claims of our general creditors or to holders of our equity securities if we were to become insolvent to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, the existence of these security interests may adversely affect our financial flexibility.

Indebtedness under our term loan facility is secured by substantially all of the current and future assets RedHill Biopharma Inc., all of our assets related in any material respect to Talicia®, and all of the equity interests of RedHill Biopharma Inc. Accordingly, if an event of default were to occur under our term loan facility, HCRM could foreclose on its security interests and liquidate some or all of these assets and would have a prior right to these assets, to the exclusion of our general creditors in the event of our bankruptcy, insolvency, liquidation, or reorganization. In that event, our assets would first be used to repay in full all indebtedness and other obligations secured by such assets, resulting in a substantial portion of our assets being unavailable to satisfy the claims of our unsecured indebtedness. Only after satisfying the claims of our unsecured creditors is any amount available for our equity holders. The pledge of these assets may limit our flexibility in raising capital for other purposes. Because these assets are pledged under the term loan facility, and because of the limitations on incurring debt and granting liens in the term loan facility, our ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on our financial flexibility.

If certain individuals no longer serve as chief executive officer of RedHill or chief commercial officer of RedHill Biopharma Inc. or their titles, duties or authorities are diminished, we may be obligated to pay all outstanding obligations under our term loan facility.

Our term loan facility provides that, if (i) we terminate Dror Ben-Asher or Risk Scruggs from their employment as the full-time, active chief executive officer of RedHill and full-time, active chief commercial officer of RedHill Biopharma Inc., respectively, or diminish their respective titles, duties or authorities as of the date we entered into our term loan facility or (ii) we permit any of the foregoing to occur and, in the case of each of clause (i) and (ii), we do not find replacements within 90 days for such individuals who are approved in writing by HCRM after its good faith consideration of potential replacements proposed by us, this constitutes an event of default and all outstanding obligations under the term loan facility can become immediately due and payable. Whether Mr. Ben-Asher and Mr. Scruggs remain as chief executive officer of RedHill and chief commercial officer of RedHill Biopharma Inc., respectively, is not entirely under our control. Although we intend to find an appropriate replacement satisfactory to HCRM if either Mr. Ben-Asher or Mr. Scruggs leaves their current position, we cannot assure you that we will be able to find such a replacement within the time period permitted under our term loan facility, if at all, or that such replacement will be satisfactory to HCRM. We cannot assure you that we will be able to repay all outstanding obligations payable under the term loan facility in such an event or that we will be able to find alternative financing. Even if alternative financing is available, it may be on unfavorable terms, and the interest rate charged on any new borrowings could be substantially higher than the interest rate under our term loan facility, thus adversely affecting our reputation, business, financial condition or results of operations.

Risks Related to Our Business and Regulatory Matters

If we or our development or commercialization partners are unable to obtain or maintain the FDA or other foreign regulatory clearance and approval for our commercial products or therapeutic candidates, we or our commercialization partners will be unable to commercialize our current commercial products, products we may commercialize or promote in the future or our therapeutic candidates, upon approval, if any.

Our current commercial products must maintain, and the products we may commercialize or promote in the future may be required to obtain and maintain, FDA and other foreign regulatory clearance and approval.

Aemcolo® was approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults and Talicia®  was approved for marketing in the U.S. for the treatment of H. pylori infection in adults in November 2019. In addition, Movantik®  (the worldwide rights (excluding Europe, Canada, and Israel) to which we expect to in-license upon the closing of the AstraZeneca License Agreement following the satisfaction of certain closing conditions, including HSR Clearance) was approved for marketing in the U.S. for the treatment of OIC in adult patients with chronic, non-cancer pain. However, future regulatory developments may lead to a loss of the right to commercialize Aemcolo®  or Talicia® or any product we may commercialize or promote in the future (including Movantik®).

We currently have six therapeutic candidates in development, most of which are in late-clinical stage development, and for which we currently intend to develop with the goal of eventually seeking FDA approval. Our commercial products and therapeutic candidates are subject to extensive governmental laws, regulations, and guidelines relating to the development, clinical trials, manufacturing, marketing, promotion, and commercialization of pre- and post-approval prescription drugs. We may not be able to submit for or obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining or maintaining, or the failure to obtain or maintain, required regulatory clearances and approvals will increase our costs and may materially adversely affect our ability to generate meaningful revenues and could adversely impact our reputation, business, financial condition, results of operations or ability to attain or sustain revenues from other markets. We also are, and will be, subject to numerous regulatory requirements from both the FDA and other foreign regulatory authorities that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, clearance or approval by one regulatory authority does not ensure clearance or approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and requirements and may impose additional testing, development and manufacturing requirements for our current commercial products and products that we may commercialize or promote in the future and for or our therapeutic candidates.

Additionally, the FDA or other foreign regulatory authorities may require, or companies may pursue, additional clinical trials after a product is approved for marketing. Such postmarketing studies may be mandated by the FDA or other foreign regulatory authorities as conditions for initial or continued approval for marketing. The FDA or other foreign regulatory authorities have expressed statutory authority to require holders of NDAs to conduct postmarketing trials to specifically address safety and other issues identified by the regulatory authority. For example, in connection with our potential in-license for Movantik®, we will assume a portion of the costs of and responsibility for a postmarketing clinical trial on major adverse cardiovascular events (MACE).

Certain changes related to an approved drug, including changes to the product labeling, manufacturing process, indications and other certain specifications set forth within the product’s NDA, may not be made until a new NDA or NDA supplement reflecting the applicable changes is submitted to and approved by the FDA. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, including relevant pediatric data, and the FDA typically uses the same procedures and standards in reviewing NDA supplements as it does in reviewing NDAs.

Even if a therapeutic candidate receives regulatory marketing approval, such approval will be limited to a specific disease state(s) and might contain significant limitations on use in the form of warnings, precautions or contraindications, or in the form of onerous risk management plans, restrictions on distribution, among other possible restrictions. Further, even after regulatory approval is obtained, later discovery of previously unknown information, such as safety risks, problems with a product or such information, the extent or severity of which were previously unknown, may result in restrictions on the product’s ability to be marketed as initially approved or even complete withdrawal of the product’s NDA approval and, in effect, its removal from the market.

Additionally, the FDA or other foreign regulatory authorities may change their clearance or approval policies or adopt new laws, regulations or guidelines that materially delay or impair our ability to commercialize our current commercial products and products that we may commercialize or promote in the future, or our ability to obtain the necessary regulatory clearances or approvals for any of our current or future therapeutic candidates.

If we are unable to maintain, train and build an effective sales and marketing infrastructure, or establish and maintain compliant and adequate sales and marketing capabilities, we will not be able to successfully commercialize and grow our current commercial products and any products we may commercialize or promote in the future.

We and our employees, as well as our contractors, must comply with applicable regulatory requirements and restrictions relating to marketing and advertising. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, including training our new sales personnel (including sales contractors) regarding applicable regulatory requirements and restrictions, we may not be able to increase our product revenue, may generate increased expenses, and may be subject to regulatory investigations and enforcement actions.

Our sales and marketing efforts, as well as promotions, must comply with various laws and regulations. Under applicable FDA marketing regulations, prescription drug promotions must be consistent with and not contrary to labeling, present “fair balance” between risks and benefits, be truthful and not false or misleading, be adequately substantiated (when required), and include adequate directions for use. Additionally, our marketing activities may be subject to enforcement by the Federal Trade Commission (FTC), state attorneys general, and consumer class-action liability if we engage in any practices that appear misleading or deceptive to the applicable agencies or consumers.

In addition to the requirements applicable to approved drug products, we may also be subject to enforcement action in connection with any promotion of an investigational new drug. A sponsor or investigator, or any person acting on behalf of a sponsor or investigator, may not represent in a promotional context that an investigational new drug is safe or effective for the purposes for which it is under investigation or otherwise promote the therapeutic candidate.

If the FDA investigates our marketing and promotional materials or other communications and finds that any of our current or future commercial products are being marketed or promoted in violation of the applicable regulatory restrictions, we could be subject to FDA enforcement action. Any enforcement action (or related lawsuit, which could follow such action) brought against us in connection with alleged violations of applicable drug promotion requirements, or prohibitions, could have an adverse effect on our reputation, business, financial condition or results of operations, as well as the reputation of any approved drug products we may commercialize or promote in the future. In addition, we may also be reliant on third parties’ compliance with such regulations. For example, the initial marketing and promotional materials or other communications we intend to use to commercialize Movantik®, upon the expected closing of our in-license for Movantik®,  have been developed by the sublicensor.

Moreover, laws and regulations covering commercialization activities in the pharmaceutical industry are constantly changing, and we will need to continually update and adjust our policies and sales and marketing and commercialization activities to meet legal and regulatory requirements. Our ability to comply with legal and regulatory requirements at any time in time does not guarantee we will continue to be able to comply in the future.

In addition to complying with applicable laws and regulations covering commercialization activities in the pharmaceutical industry, we must also comply with various contractual terms governing our use of third-party intellectual property in our commercialization materials.

In order to establish an appropriate sales and marketing infrastructure, we will need to expand the size of our organization. We may experience difficulties in managing this growth and integrating new personnel.

We have recently significantly increased our sales force in preparation for the launch of Talicia® and the commercialization of Aemcolo®. To further establish and maintain our own commercialization capabilities in the U.S. we may need to further expand, among others, our development, regulatory, manufacturing, sales and marketing capabilities, and to increase or maintain our personnel to accommodate sales. For example, subject to the expected closing of our in-license for Movantik®,  we expect to assume or enter into a new contract with the service provider for the existing sales force responsible for promoting Movantik®  in the U.S. We may not be able to secure personnel, organizations or vendors that are adequate in number or expertise to successfully and lawfully market and sell our products in the U.S. If we are unable to expand our sales and marketing capability, train our sales force or contractors effectively or provide any other capabilities necessary to commercialize products, we may need to contract with third parties to market and sell our products which could have an adverse effect on our financial condition and our results of operation.

We may also have difficulty in integrating into our existing U.S. operations the significant number of sales and other commercial personnel or contractors that we are hiring or engaging to support the commercialization of Aemcolo®, the planned launch of Talicia®, and the expected promotion of Movantik®.  Sales personnel or contractors' productivity may decrease as we hire new, less experienced sales personnel or contractors, who are not yet familiar with our commercial products. In addition, we may be exposed to greater regulatory and compliance risks with our expanded sales force and activities.

Future growth may impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees or contractors. In addition, management may have to divert a disproportionate amount of its attention away from running our day-to-day activities and devote a substantial amount of time to managing these growth activities.

Although Talicia® has received marketing approval from the FDA, it may not become commercially viable. In addition, we may also not successfully commercialize Aemcolo®  or, following the potential closing of our in-license for Movantik®, continue the successful commercialization of Movantik®.

Although Talicia® has received marketing approval from the FDA, it may not become a commercially viable product. In addition, we may also not successfully commercialize Aemcolo®  or, following the potential closing of our in-license for Movantik®, continue the successful commercialization of Movantik®.  Talicia®, Aemcolo®  or Movantik®  may not be, or continue to be, commercially successful for various reasons, including but not limited to:

•	difficulty in large-scale manufacturing, including yield and quality, and in shipping product internationally;
•

low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to products, prevalence, and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

•

insufficient or unfavorable levels of reimbursement from government or commercial payors, such as, for example, Medicare, Medicaid, and applicable private insurance companies, health maintenance organizations, and other health plan administrators;

•

infringement on proprietary rights of others for which we or third parties involved in the development or commercialization of our products or potential future therapeutic candidates have not received licenses;

•	incompatibility with other marketed products;
•	other potential advantages of alternative treatment methods and competitive forces or advancements that may make it more difficult for us to penetrate a particular market segment, if at all;
•	ineffective marketing, sales, and distribution activities and support;
•	lack of significant competitive advantages over other products on the market;

•	lack of cost-effectiveness or unfavorable pricing compared to other alternatives available on the market;
•	inability to generate sufficient revenues to sustain our business operations in accordance with our plan from the sale or marketing of a product;
•

changes to product labels, indications or other relevant information that may trigger additional regulatory requirements that may have a direct or indirect impact on the commercialization of our products;

•

our inability or unwillingness, for cost or other reasons, to commercialize Talicia®  and Aemcolo®  to the extent any are approved for commercialization at the time of any such collaboration issues or, following the potential closing of our in-license for Movantik®, continue to commercialize Movantik®;

•	timing of market introduction of competitive products, including from generic competitors; and
•

changes in any laws, regulations, or other relevant policies related to drug pricing or other marketing conditions and requirements that may directly or indirectly limit, restrict, or otherwise negatively impact our ability or success in marketing or commercializing.

Physicians, various other healthcare providers, patients, payors or the medical community, in general, may be unwilling to accept, utilize or recommend Talicia®,  Aemcolo®  or, following the potential closing of our in-license for Movantik®. If we are unable, either on our own or through third parties, to manufacture, commercialize or market Talicia®, or to commercialize or market Aemcolo®  or Movantik®,  we may not achieve or continue to achieve market acceptance or generate meaningful revenue from Talicia®, Aemcolo® or, following the potential closing of our in-license for Movantik®.

Although Aemcolo® was approved by the FDA before we acquired rights to it, such approval is contingent upon the completion of two additional postmarketing studies in specified pediatric populations.

The Pediatric Research Equity Act (PREA), amended the federal Food, Drug, and Cosmetic Act (FDCA) by authorizing the FDA to require that NDA submissions must each contain an assessment of the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations that supports dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, in some cases, grant deferrals for submission of some or all pediatric data until after the product’s approval for use in adults (in addition to full and partial waivers).

Aemcolo® received FDA approval on November 16, 2018, for the treatment of travelers’ diarrhea caused by non-invasive strains of Escherichia coli in adults, subject to the completion of the deferred pediatric studies required by PREA as mandatory postmarketing studies. In acquiring the ownership rights to Aemcolo®, we assumed responsibility for completing any postmarketing requirements or commitments that may be required to retain approval. Accordingly, we must conduct two randomized, placebo-controlled studies to evaluate the safety, tolerability, and efficacy of Aemcolo®  for the treatment of travelers’ diarrhea in (i) children from 6 to 11 years of age and (ii) children from 12 to 17 years of age, respectively.

In conducting the required pediatric postmarket studies for Aemcolo®, we must comply with various regulatory requirements set forth in, or pursuant to, PREA (in addition to other FDA regulations to which clinical trials are subject, more generally). For example, pediatric-study sponsors must submit periodic reports to the FDA on the status of each study and other relevant information, such as (among other things) whether any difficulties have been encountered, as well as annual reports regarding clinical safety. Such sponsors are also required to submit to FDA a timetable for completion in connection with each pediatric-postmarket study, along with a set of milestone dates (which typically include dates for final protocol submission, clinical study completion, and final report submission) by which FDA will measure the study’s progress and compliance with applicable requirements. After submitted to, and approved by FDA, pediatric-study sponsors must adhere to the agreed-upon timetables and milestones in conducting each study. Any failure to meet the deadlines established by the applicable timetable or milestone dates for a given pediatric study constitutes a violation of the FDCA (per PREA).

The timelines and milestones established for the contemplated postmarket Aemcolo® studies, in relevant part, require that we complete the study in children from 6 to 11 years of age by June of 2022 and the study in children from 12 to 17 years of age by June of 2021, with submission of the final study reports by December of 2022 and 2021, respectively. Upon completion of the Aemcolo® studies®, if achieved, we will submit the required reports containing the safety and efficacy results of each study as supplements to the approved NDA for Aemcolo®, along with the proposed labeling changes

(incorporating the relevant dosage and administration information for the studied pediatric populations) that we believe to be warranted based on the data derived from such studies. We cannot be certain that the safety and efficacy results of the pediatric postmarket studies for Aemcolo®  will be favorable, and it is possible that such study results could ultimately cause FDA to require certain pediatric-specific labeling for Aemcolo® that may negatively affect its reputation, competitive advantages, and/or profitability.

If we fail to complete the required pediatric postmarketing studies for Aemcolo® in accordance with PREA, we may be subject to the traditional FDA enforcement actions authorized under most other contexts, such as warning letters, seizure, injunction, and withdrawal or suspension of the marketing approval for Aemcolo®, among others, any of which may have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, FDA is required to issue PREA-Non-Compliance Letters to any sponsors who fail to meet specified PREA requirements and to publicly post each such Non-Compliance Letter on the designated FDA webpage. The postmarket pediatric obligations we assumed upon acquiring Aemcolo®  could subject us to any of the above-described actions, as well as more substantial consequences beyond the scope of FDA’s traditional enforcement authority. In particular, noncompliance with PREA’s postmarket pediatric requirements could give rise to civil monetary penalties of up to $250,000 per violation and up to a total of $10 million for all violations adjudicated in a single proceeding.

Although Movantik®  has already been approved by the FDA, such approval is contingent upon the completion of an additional postmarketing safety study, which will continue following the potential closing of our in-license. If the study results are unfavorable, such that they reflect a negative benefit-risk profile for Movantik, this could lead to label changes or possibly market withdrawal.

Movantik®  first received FDA approval on September 16, 2014, for the treatment of OIC in adult patients with chronic non-cancer pain. Its label was later updated to include patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. Subject to the potential closing of our in-license for Movantik®, we have agreed to assume responsibility for completing any postmarketing requirements or commitments that may be required to retain approval. Accordingly, we will be required to continue the post-marketing observational epidemiological study to evaluate the incidence or rate of the MACE of Movantik®.

The timelines and milestones established for the MACE study, in relevant part, will require that we complete the study by December 2021, with submission of the final study report by December 2023. The completion of the study relies upon our ability to enroll an adequate number of patients with at least one year of exposure to Movantik®. Enrollment to date is slow and the milestones may need to be extended. Upon completion of the MACE study, if achieved, we expect to submit the required report containing the safety and efficacy results of the study as supplements to the approved NDA for Movantik®, along with any proposed labeling changes (incorporating the relevant dosage and administration information for the studied populations) that we believe to be warranted based on the data derived from such study. We cannot be certain that the safety and efficacy results of the MACE study for Movantik® will be favorable, and it is possible that such study results could ultimately cause FDA to require certain labeling for Movantik® that may negatively affect its reputation, competitive advantages or profitability.

If we fail to complete the required MACE study for Movantik®, we may be subject to FDA enforcement actions, such as warning letters, seizure, injunction, and withdrawal or suspension of the marketing approval for Movantik®, among others, any of which may have a material adverse effect on our reputation, business, financial condition or results of operations. The postmarketing obligations we have agreed to assume upon acquiring Movantik®  could subject us to any of the above-described actions, as well as more substantial consequences beyond the scope of FDA’s traditional enforcement authority. In addition, failure to fulfill any postmarketing commitments that we agreed to assume could also result in our breach of the AstraZeneca License Agreement and cause us to lose our rights thereunder.

Any collaborative arrangements that we have established or may establish may not be successful, or we may otherwise not realize the anticipated benefits from these collaborations, including commercialization of our current commercial products. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on such third parties to achieve results which may be significant to us. In addition, any future collaborative arrangements may place the commercialization of our current commercial products or products that we may commercialize or promote in the future or the development of our therapeutic candidates outside our control and may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Each of our collaborative arrangements requires us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, intellectual property, and commercialization. We do not control these third parties, but we rely on such third parties to achieve results, which may be significant to us. With respect to Aemcolo®, we rely on Cosmo Pharmaceuticals N.V. (“Cosmo”) the party responsible for, among others, the manufacture, supply, generation of product information, and other operating responsibilities. With respect to Talicia®, we rely on Recipharm AB and other contracting parties for the manufacture of Talicia® and its components. At various stages throughout the duration of a set transition period, subject to the potential closing of our in-license for Movantik®  we will rely on AstraZeneca to, among other things, manufacture, supply and provide other operating services with respect to Movantik®.

Relying upon collaborative arrangements to commercialize our current commercial products and other products that we may commercialize or promote in the future (including, subject to the potential closing of our in-license for Movantik®, our potential royalty and cost-sharing relationship with Daiichi Sankyo, Inc. (”Daiichi Sankyo”) with respect to Movantik®) and to develop our therapeutic candidates, subjects us to a number of risks, including but not limited to the following:

•	we will be responsible for making certain royalty payments under our various in-licenses even if our operating costs exceed the revenues generated from the relevant products;
•	our collaborators may default on their obligations to us and we may be forced to either terminate, litigate or renegotiate such arrangements;
•	our collaborators may have claims that we breached our obligations to them which may result in termination, renegotiation, litigation or delays in performance of such arrangements;
•

we may not be able to control the amount and timing of resources that our collaborators may devote to our current commercial products, products that we may commercialize or promote in the future or our therapeutic candidates;

•	our collaborators may fail to comply with applicable laws, rules, or regulations when performing services for us, and we could be held liable for such violations;
•

our collaborators may experience financial difficulties, making it difficult for them to fulfill their obligations to us, including payment obligations, or they may experience changes in business focus;

•	our collaborators’ partners may fail to secure adequate commercial supplies for our current commercial products or products that we may commercialize or promote;
•	our collaborators’ partners may have a shortage of qualified personnel;
•	we may be required to relinquish important rights, such as marketing and distribution rights;
•

business combinations or significant changes in a collaborator’s business or business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•

under certain circumstances, a collaborator could move forward with a competing therapeutic candidate or commercial product developed either independently or in collaboration with others, including our competitors;

•

collaborative arrangements are often terminated or allowed to expire, which may limit or terminate our rights to commercialize our current commercial products or products we may commercialize or promote in the future, or could delay the development and may increase the cost of developing our therapeutic candidates;

•

our collaborators may not wish to extend the terms of our agreements related to our commercial products or therapeutic candidates beyond the existing terms, in which case, we will not have access to existing rights upon the expiration and will therefore not be able to develop such therapeutic candidates or commercialize or promote such products following the initial terms of our agreements; and

•

our collaborators may wish to terminate the collaborative arrangements due to any disagreements or conflicts with us, a change in their assessment that the arrangement is no longer valuable, a change in control or in management or in strategy, changes in product development or business strategies of our collaborators.

In addition, our reliance upon our partners in connection with commercial activities subjects us to a number of additional risks, including but not limited to, the following:

•

we do not generally control our partners’ communications with the FDA or other foreign regulatory authorities, and the FDA or other foreign regulatory authorities may determine to withdraw the products from the market due to any action or inaction taken by our partners (see “Item 3. Key Information – Our current commercial products or products which we may commercialize or promote in the future may be subject to recalls or market withdrawal that could have an adverse effect on our reputation, business, financial condition or results of operations.”);

•

in many instances, we rely on our partners to take enforcement action to protect the IP and regulatory protections, if any, of some of our commercial products. Their failure to diligently protect these products could materially affect our commercial success;

•

we rely on our partners to be responsible for the manufacture of some of our current commercial products, including through third-party manufacturers with the requisite quality and manufacturing standards as required under applicable laws and regulations, and we also rely on those same partners to supply their respective products and APIs, which may result in us having those respective products and APIs in insufficient quantities or not delivered in as timely a manner as is necessary to achieve adequate or successful promotion and sale of their respective products;

•

our partners relating to our commercial products may significantly create or change reimbursement agreements or increase or decrease the price of their respective products to a level that could adversely affect our sales or revenues;

•

our partners may make decisions related to the product and take critical actions to support the product, including with respect to promotion, sales and marketing, medical affairs and pharmacovigilance, and any action or inaction taken by those same partners may adversely affect the sales of their respective commercial products;

•	our partners may terminate their agreements with us after an agreed-upon period for reasons set forth in those same partners’ respective agreements with us;
•

our partners for future commercial products may change or create new agreements with wholesalers, Pharmacy Benefit Managers or other important stakeholders, which may significantly impact our ability to achieve commercial success, or they may fail to negotiate reimbursement agreements with payors which could also negatively affect our commercial success;

•	our partners may change the price of their respective commercial products to a level that could adversely affect our sales or revenues; and
•

our partners may not be successful in maintaining or expanding reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators, which may adversely affect the sales of their respective products

If any of these or other scenarios materialize, they could have an adverse effect on our reputation, business, financial condition or results of operations.

Our current commercial products or products which we may commercialize or promote in the future may be subject to recalls or market withdrawal that could have an adverse effect on our reputation, business, financial condition or results of operations.

The FDA and similar foreign governmental authorities have the authority to require the recall of regulated products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the product would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture.

Product manufacturers or owners, as applicable, may, on their own initiative, recall a product if any material deficiency in a product is found. A government-mandated or voluntary recall by us or one of our collaborators, as applicable, could occur as a result of manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and will have an adverse effect on our reputation, business, financial condition or results of operations. The FDA requires that certain classifications of recalls be reported to the FDA within 10 working days after the recall is initiated. Companies are required to maintain certain records of recalls even if they are not reportable to the FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted.

Regulatory authorities in other jurisdictions may have similar procedures that may subject any product we may commercialize or promote to limitations or withdrawal requests. In addition, the FDA or other foreign regulatory authorities may determine that the chemistry, manufacturing and controls (“CMC”) of marketed products that we develop, acquire or to which we acquire commercialization rights, such as our current commercial products, is unsatisfactory due to the manufacturing standards of the products. If either of these or any regulatory action is taken, our current commercial products or any product we commercialize or promote in the future could be withdrawn from the market at any time. In addition, we may suffer from delays in further commercialization of any product we commercialize or promote.

If we acquire products, technologies, companies or businesses that own rights to, or otherwise acquire commercialization and related rights to, products, such transactions could result in additional costs, integration or operating difficulties, dilution and other adverse consequences. Such acquired products, technologies or businesses that own rights to products may not achieve commercial success or further establish our marketing and commercialization capabilities.

Part of our strategy is to identify and acquire rights to products that have been cleared or approved for marketing in the U.S. or elsewhere, and in particular, those with a therapeutic focus on GI or with therapeutic activities which are overlapping or complementary to our existing commercial activities (for example, Movantik®). Management has evaluated, and expects to continue to evaluate, a wide array of potential strategic acquisitions. From time to time, management may engage in discussions regarding potential acquisitions or licensing of rights to certain products that management believes are important to our business. Any one of these transactions could have a material effect on our reputation, business financial condition or results of operations. In connection with these acquisitions or licensing transactions, we may:

•	issue equity securities that may substantially dilute our shareholders’ percentage of ownership;
•	be obligated to make upfront milestones, royalty or other contingent or non-contingent payments;
•	incur debt or non-recurring and other charges, or assume liabilities; and
•	incur amortization expenses related to intangible assets or incur large and immediate write-offs of assets or goodwill or impairment charges.

For example, to fund our growing operations and our potential in-license for Movantik®, we entered into a credit agreement with HCRM (see “Item 3. Risk Factors – Our term loan facility imposes significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and may restrict our operational flexibility, and our failure to comply with the restrictive covenants in our term loan facility could have a material adverse effect on our business.”  )

In addition, the process of integrating an acquired product, technology, company or business may create operating difficulties and expenditures and pose numerous additional risks to our operations, including:

•

difficulty and expense in integrating the acquired product, technology, company or business, and personnel in accordance with our business strategy and existing operations, including the failure to achieve the expected benefits and synergies;

•	obligations to further develop and commercialize the acquired product, technology, company or business, in particular in jurisdictions outside of those in which we have experience operating;
•	higher than anticipated acquisition costs and expenses;
•

failure to manufacture or supply, or procure manufacturers or suppliers for, the acquired product, technology, company or business economically or successfully commercialize or achieve market acceptance of the acquired product;

•

exposure to liabilities of the acquired product, technology, company or business, including contract terms and conditions that are less favorable to us than our standard contractual terms, known or unknown risks relating to the validity or enforceability of patents, expiration of patents or exclusivity rights, generic competition, product defects or product liability claims, litigation and clinical, development or other liabilities;

•	disruption of our business and diversion of our management’s and technical personnel’s time and attention from their day-to-day responsibilities;
•

adverse effects on our reputation, business, financial condition or results of operations, including due to expenditures or acquisition-related costs, costs of commercialization or amortization or impairment costs for acquired goodwill and other intangible assets;

•

impairment of relationships with key suppliers and manufacturers due to changes in management and ownership and difficulty in maintaining existing agreements, licenses and other arrangements or rights on substantially similar terms as existed prior to the acquisition;

•	regulatory changes and market dynamics after the acquisition; and
•	potential loss of key employees, particularly those of the acquired entity.

If any of the above events (or more) occur, or if we cannot effectively manage or respond to such events following one or more acquisitions, they may have a material adverse effect on our reputation, business, results of operations or financial condition.

Moreover, there can be no assurance that we will accurately or consistently identify products approved or cleared for marketing that will achieve commercial success, that we will be able to successfully acquire or commercialize such products or that such acquisitions would further establish our marketing and commercialization capabilities. In addition, pursuant to the credit agreement with HCRM, we will need lender consent in order to complete future in-licenses or acquisitions of additional therapeutic candidates or products, which may limit us from executing our business strategy.

We have undertaken efforts to expand our product portfolio with our pending in-license agreement with AstraZeneca. If we are unable to successfully continue the commercialization of Movantik® pursuant to the pending AstraZeneca License Agreement, if consummated, our business and results of operations will suffer.

On February 23, 2020, we entered into the AstraZeneca License Agreement. Upon the potential closing of our in-license for Movantik®, our GI portfolio will be significantly larger and more complex than it is today. If the in-license for Movantik®  is consummated, our future success will significantly depend upon the arrangement we enter into with the existing Movantik®  sales force. In addition, there can be no guarantee that we will be able to establish our own manufacturing capabilities, including through third parties, in order to continue the successful commercialization of Movantik®. Our management team could face further challenges in effectively and collaboratively working with AstraZeneca (as well as Nektar Therapeutics, the originator of Movantik®, and Daiichi Sankyo, with which we expect to enter into a co-commercialization agreement for Movantik®) in accordance with the terms of the AstraZeneca License Agreement. In order to support our growing portfolio, we will need to achieve revenues from sales of Movantik® consistent with our business expectations, which may prove more difficult than currently expected. Our reputation, business, financial condition and results of operations may be materially adversely affected by any failure to meet such expectations.

Our potential in-license for Movantik®  has not been consummated and we can make no guarantee that the transaction will close on the anticipated timeline, or at all. Furthermore, until such potential closing has occurred, we will not control or have any rights to commercialize Movantik®.

The potential closing of our in-license for Movantik®  is subject to certain closing conditions, including conditions that are out of our control, such as HSR Clearance, and we can make no assurances that the transaction will close in a timely manner or at all. In the event that the in-license for Movantik®  is not consummated, we will have spent considerable time and resources and incurred substantial costs, such as legal, accounting, and advisory fees, which must be paid even if the transaction is not consummated. In addition, if the in-license is not consummated, our reputation in our industry and in the investment community could be damaged. Furthermore, we will not obtain control of our rights to Movantik® until all of the closing conditions have been either satisfied or waived.

We may not be able to enforce claims relating to a breach of the representations and warranties that our counterparties provided under their respective agreements.

In connection with the various agreements and arrangements we have entered into or may enter into in order to, among other things, acquire, license, manufacture, supply, promote or commercialize our current products or any future products (including, our potential in-license for Movantik®), our counterparties have given certain representations and warranties and undertaken certain indemnification obligations as applicable. Nonetheless, we may not be able to enforce any claims against such other parties relating to breaches of these representations and warranties or obligations. Moreover, even if we are able to eventually recover any losses resulting from a breach of these representations and warranties or obligations, we may temporarily be required to bear these losses ourselves.

Expanding and maintaining our commercial infrastructure for our commercial capabilities in the U.S. is a significant undertaking that requires substantial financial and managerial resources, and we may encounter delays or may not be successful in our efforts.

Establishing, maintaining or expanding the necessary commercial capabilities is competitive and time-consuming, and the commercialization of Aemcolo®, as well as the anticipated launch of Talicia®  and potential commercialization of Movantik®,  subject to certain conditions, including HSR Clearance, will require a significant expenditure of operating, financial and management resources. Even with those investments, we may not be able to effectively commercialize our current commercial products, or we may incur more expenditures than anticipated in order to maximize our sales. We cannot guarantee that we will be able to establish, maintain or expand our sales, marketing, distribution, and market access capabilities and enter into and maintain any agreements necessary for commercialization with payors and third-party providers on acceptable terms, if at all. If we are unable to establish, maintain or expand such capabilities, either on our own or by entering into agreements with others, or are unable to do so in an efficient manner or on a timely basis, we will not be able to maximize our commercialization of our current commercial products or products that we may commercialize or promote in the future, which would adversely affect our reputation, business, financial condition or results of operations.

Even if the commercialization of our current and future commercial products is successful, we may fail to further our business strategy as anticipated or to achieve anticipated benefits and success. We may incur higher than expected costs in connection with the commercialization of our current commercial products, and we may encounter general economic or business conditions that adversely affect these products.

In addition, if we incur higher than expected costs in connection with the commercialization of our current and future commercial products, we may need to reduce or terminate our commercial activities, which may have a material adverse effect on our reputation, business, financial condition or results of operations.

We have no history of independently commercializing products that we developed and for which we obtained regulatory approval, such as Talicia®,  and a limited history of commercializing products in the U.S. Due to our inexperience, we may have difficulty commercializing current commercial products, including Talicia®, or promoting or commercializing any products for which we may obtain FDA approval or to which we may acquire commercialization or promotion rights in the future, including Movantik®.

Compared to competitors in the industry, we have relatively limited experience marketing and selling products in the U.S. In particular, we have no experience in commercializing products that we developed and for which we obtained regulatory approval, such as Talicia®, which may materially increase our marketing and sales expenses or cause us to be ineffective in these efforts. Talicia®  will be the first product that we are commercializing that we developed and for which we obtained regulatory approval. Our prior experience promoting and commercializing several other commercial products in the U.S. that we no longer commercialize or promote was limited and brief. There can be no assurance we will successfully commercialize our current commercial products or any products we may commercialize or promote in the future.

In addition, many companies, both public and private, including well-known pharmaceutical companies and smaller niche-focused companies, are currently selling, marketing and distributing drug products that directly compete with our current commercial products and therapeutic candidates that we may seek to commercialize in the future. Many of these companies have significantly greater financial capabilities, marketing, and sales experience and resources than us. As a result, our competitors may be more successful than we are in commercializing products, and we may not be able to generate sufficient revenue to achieve or sustain profitability.

Our failure to accurately forecast demand for our commercial products, or to quickly adjust to forecast changes, could adversely affect our business and financial results.

Market uncertainty makes it difficult for us to accurately forecast future commercial product demand. We will be setting target levels for the manufacture of our commercial products in advance of purchases based upon our forecasts of commercial product sales.

If our forecasts exceed demand, we could experience excess inventory of active pharmaceutical ingredients (“APIs”) or of our commercial products, which can increase our inventory costs and result in obsolete inventory. Alternatively, if demand exceeds our forecasts, this may cause a shortage of commercial products, or the APIs used in our products, which could result in an inability to satisfy the demand for our commercial products and a resulting material loss of market share and potential revenue. A failure to accurately predict the level of demand for our commercial products could adversely affect our revenues and net income. Moreover, the supply agreement that we have entered into in connection with our potential in-license for Movantik® limits the extent to which we can deviate from our forecasts.

In addition, some of our suppliers may require extensive advance notice of our requirements in order to produce APIs or commercial products in the quantities we desire. Long lead times may require us to place orders far in advance of the time when the commercial products will be offered for sale, and limitations on our flexibility to change such orders may not only make it difficult for us to accurately forecast demand for our commercial products, but also expose us to risks relating to shifts in consumer demand and trends and adversely affecting our operating results.

We rely on data from third parties in connection with the sale of our commercial products and our assessment of product acquisition opportunities. Inaccuracies in such data may affect the revenues of our commercial products and our allocation of resources, and as a result, may adversely affect our reputation, business, financial condition or results of operations.

We rely on data from third parties, including data providers, in connection with our commercial business. Revenues for the commercialization of some of our commercial products, as well as our assessment of opportunities to acquire rights to products, are dependent on the volume of sales of commercial products, which is calculated based on information obtained from third parties. Although we take steps to verify this data, the information we receive may be inaccurate or incomplete. In the event the information we receive is inaccurate or incomplete, this may affect our reported revenue for a reporting period or our decisions of whether to acquire rights to certain products.

If third parties do not manufacture or sell our current commercial products, our therapeutic candidates, upon approval, if any, or products we may commercialize or promote in the future in sufficient quantities, within the required timeframes, at an acceptable cost and in accordance with applicable quality standards and other regulatory requirements, the commercialization of our current commercial products or products we may commercialize or promote in the future may be adversely affected, or clinical development of our therapeutic candidates.

We do not currently own or operate manufacturing facilities. We rely on, and expect to continue to rely on, third parties to manufacture commercial quantities of our current commercial products and products that we may commercialize or promote in the future and clinical quantities of our therapeutic candidates. We rely on the manufacturer of Talicia® to provide sufficient quantities of Talicia® in the required timeframe. We rely on Cosmo to provide sufficient quantities of Aemcolo® in the required timeframe. In addition, upon the potential closing of our in-license for Movantik®,  we expect that AstraZeneca will provide sufficient quantities of both Movantik®  and the API used in connection therewith for a set transition period. Prior to the expiration of such transition period, we will need to arrange for one or more alternative third parties to satisfy our supply requirements thereafter. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our therapeutic candidates and any products that we may commercialize or promote may adversely affect our future operations and our ability to commercialize our current commercial products and any products that we may commercialize or promote on a timely and competitive basis, and to develop therapeutic candidates.

We may not be able to maintain our existing or future third-party manufacturing arrangements on acceptable terms, if at all. If for some reason our manufacturers or our development or commercialization partners’ manufacturers do not perform as agreed or expected or terminate or fail to renew the agreements for any reason, we or our partners may be required to replace them, in which event we may incur added costs and delays in identifying, engaging, qualifying under applicable regulatory requirements and training any such replacements and entering into agreements with such replacements on acceptable terms. In addition, our ability to enter into such alternative arrangements within a reasonable period of time, if at all, may be contractually limited by the terms of our manufacturing agreements existing at that time. Obtaining the necessary FDA or other regulatory approvals or other qualifications required for changes in manufacturing sites, methods or processes under applicable regulatory requirements could result in a significant interruption of supply. In the case of the manufacturer of Talicia®  and Movantik®, in particular, the delay in identifying, engaging, qualifying and training its replacement may be extended, leading to a significant interruption of supply. Any such additional costs and delays may adversely impact our ability to obtain regulatory clearances and approvals for our therapeutic candidates or any product we may commercialize or promote or make such commercialization or marketing economically unfeasible.

We rely on third parties to manufacture and supply us with high-quality APIs and their starting materials (“API”) in the quantities and quality we require on a timely basis.

We currently do not manufacture any APIs ourselves. Instead, we rely and, with respect to Movantik®  will rely, subject to certain closing conditions, including HSR Clearance, on third-party vendors for the development, manufacture, and supply of our APIs that are used to formulate our current commercial products and products we may commercialize or promote in the future and our therapeutic candidates. If these suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, we could experience delays in supplying product to market or commercial supply shortages that would adversely affect our sales of products we currently or may commercialize or promote in the future, or delays in obtaining regulatory clearances or approvals for our therapeutic candidates.

While there may be several alternative suppliers of APIs on the market, for most of our products we have yet to conclude extensive investigations into the quality or availability of their APIs. Changing API suppliers or finding and qualifying new API suppliers can be costly and take a significant amount of time. Many APIs require significant lead-time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next. In connection with our potential in-license for Movantik®, we expect that AstraZeneca will provide the necessary API during a set transition period. Upon the expiration of such transition period, we will be responsible for finding a new API supplier as we do not expect to manufacture the necessary API ourselves.

If we are not able to find stable, affordable, high quality, or reliable supplies of our APIs, we may not be able to produce enough supplies of our current commercial products or products we may commercialize or promote in the future, or of our therapeutic candidates, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

We anticipate continued reliance on third-party manufacturers for our current commercial products, and we expect to rely on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates.

We rely on, and we expect to continue to rely on, third-party manufacturers to produce commercial quantities of our current commercial products, as well as Movantik®, following the potential closing of our in-license therefor. In addition, we expect to rely on third-party manufacturers to produce products that we may commercialize or promote in the future. To date, other than Talicia®, which the FDA has approved for marketing in the U.S., our therapeutic candidates have been manufactured in relatively small quantities for preclinical testing and clinical trials, as well as for other regulatory purposes by third-party manufacturers. If the FDA or other regulatory agencies approve any of our current or future therapeutic candidates for commercial sale, we expect that we would rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. These manufacturers may not be able to successfully increase or maintain the manufacturing capacity for our current commercial products or any product we may commercialize or promote in the future or any of our therapeutic candidates that may be approved in the future, in a timely or economic manner, or at all. The significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. Foreign regulatory agencies may also require the approval of additional validation studies for scaling up the manufacturing process of any of our therapeutic candidates or current or future commercial products. If the third-party manufacturers are unable to successfully increase or maintain the manufacturing capacity for a therapeutic candidate, current commercial products or for products that we may commercialize or promote in the future, or if we are unable to secure replacement third-party manufacturers or unable to establish our own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply. With respect to Movantik®, until we are able to establish long-term manufacturing capabilities (including through third-party manufacturers), which will not be earlier than the expiration of the set transition period, our ability to arrange for an alternative manufacturer is limited. A supply disruption from any of our third-party manufacturers could have a material adverse effect on our reputation, business, financial condition or results of operations.

Reliance on third-party manufacturers entails risks, including, but not limited to:

•

manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our current or future commercial products, including Talicia®, Aemcolo®, and Movantik®, or any future therapeutic candidates, if approved, or otherwise do not satisfactorily perform according to the terms of their agreements with us;

•	the possible termination or nonrenewal of manufacturing agreements by the third-party manufacturers at a time that is costly or inconvenient for us;
•	the possible breach of manufacturing agreements by third-party manufacturers;
•

delays in obtaining regulatory approval for any future therapeutic candidates, if our third-party manufacturers fail to satisfy FDA inspection requirements in connection with pre-approval inspections or otherwise fail to comply with regulatory requirements; and

•	product loss or serious adverse events due to contamination, equipment failure, or improper installation or operation of equipment or operator error.

We and our third-party manufacturers or our partners’ manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities, such as applicable current good manufacturing practices and other quality-based regulations.

We and our third-party manufacturers or our partners’ manufacturers are, and will be, required to adhere to laws, regulations, and guidelines of the FDA and other foreign regulatory authorities setting forth current good manufacturing practices (“cGMP”). These laws, regulations, and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our current commercial products and any products we may commercialize or promote, and our therapeutic candidates with varying cGMP rigors depending on what phase each of our respective therapeutic candidates is in with respect to its drug development process. We and our third-party manufacturers and our partners’ manufacturers may not be able to comply with applicable laws, regulations, and guidelines. We and our third-party manufacturers and our partners’ manufacturers are, and will be, subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the U.S. Our failure, or the failure of our third-party manufacturers or our partners’ manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our current and future commercial products and therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our current and future commercial products and therapeutic candidates, and materially and adversely affect our reputation, business, financial condition or results of operations.

Furthermore, changes in the manufacturing process or procedure, including a change in the location where the product is manufactured or a change of a third-party manufacturer, will require prior FDA or other regulatory review or approval of the manufacturing process and procedures in accordance with the FDA’s regulations or comparable foreign requirements. This review may be costly and time-consuming and could delay or prevent the launch or commercial production of a product. The new facility will also be subject to pre-approval inspection. In addition, we will have to demonstrate that the product made at the new facility is equivalent to the product made at the former facility by physical and chemical methods, which are costly and time-consuming. It is also possible that the FDA may require clinical testing as a way to prove equivalency, which would result in additional costs and delay, and may also result in delays in approval or commercialization of a product or render it unfeasible.

Our current commercial products, and any product we may commercialize or promote in the future (including Movantik®), even if all regulatory clearances and approvals are obtained, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations, and guidelines, we could lose those clearances and approvals, and our reputation, business, financial condition or results of operations may be materially and adversely affected.

We or our commercialization partners, as applicable, will be subject to ongoing reporting obligations with respect to our current commercial products and any cleared or approved product that we may commercialize or promote in the future (such as Movantik®), including pharmacovigilance, and, with respect to our therapeutic candidates, even if they receive regulatory clearance or approval. In addition, the manufacturing of our current commercial products, and any other product we may commercialize or promote, whether currently or in the future, and our therapeutic candidates, will be subject to continuing regulatory review, including inspections by the FDA and other foreign regulatory authorities. Furthermore, following the potential closing of our in-license for Movantik®, we will become responsible for managing the product’s global safety database, which may result in increased inspection from foreign regulatory authorities with which we do not have experience interacting. The results of any ongoing regulatory authority review may result in withdrawal from the market of one of our current commercial products or products we may commercialize or promote in the future, interruption of manufacturing operations or imposition of labeling or marketing limitations for such commercial product or therapeutic candidate, or other potentially significant enforcement actions. Since many more patients are exposed to drugs following their marketing clearance or approval, serious adverse reactions that were not observed in clinical trials may occur during the commercial marketing of our current commercial products or any product we may commercialize or promote in the future, including therapeutic candidates.

If a product receives regulatory approval, the approval is limited to the specific indications for use identified in the approved marketing application and by any additional requirements, restrictions, and limitations identified at the time of the product’s approval or thereafter, which could restrict the commercial value of the product. As a condition of approval or after approval (if the FDA becomes aware of new safety information), the FDA may require us to implement a Risk Evaluation and Mitigation Strategy (REMS), which may include distribution or use restrictions to manage a known or potential serious risk associated with the product. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of a given drug. Once adopted, REMS are subject to periodic assessment and modification. Additionally, the FDA may require post-approval, “Phase 4” clinical trials (for example, the MACE study with respect to Movantik®) to generate additional information on safety or efficacy. The results of such postmarketing studies may be negative and could cause the FDA to, among other things, change products’ labeling, restricting commercial potential.

If we or our commercialization partners, as applicable, are required to conduct additional clinical trials or other testing of our current commercial products, or any other product we may commercialize or promote, or of our therapeutic candidates, we may face substantial additional expenses, be delayed in obtaining marketing clearance or approval, if required by the FDA, or may never obtain marketing clearance or approval for such product we may commercialize or promote or therapeutic candidate.

Third-party manufacturers and the manufacturing facilities that we and our development or commercialization partners use to manufacture any of our current commercial products and any other products that we may commercialize or promote, and therapeutic candidate, will be subject to periodic review and inspection by the FDA and may be subject to similar review by other regulatory authorities. Later discovery of previously unknown problems with any of our current commercial products and product we may commercialize or promote, or any therapeutic candidate, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions, including but not limited to the following:

•	restrictions on such therapeutic candidate, marketed product, manufacturer or manufacturing process;

•	warning letters from the FDA or other foreign regulatory authorities;
•	withdrawal of the marketed product from the market;
•	withdrawal of the therapeutic candidate from use in a clinical trial;
•	suspension or withdrawal of regulatory approvals;
•	refusal to approve pending applications or supplements to approved applications that we or our development or commercialization partners submit;
•	voluntary or mandatory recall;
•	fines;
•	refusal to permit the import or export of our current commercial products or products that we may commercialize or promote in the future or our therapeutic candidates;
•	product seizure or detentions;
•	injunctions or the imposition of civil or criminal penalties; and
•	adverse publicity.

If we or our commercialization partners, suppliers, third-party contractors or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we and our development or commercialization partners may lose marketing clearance or approval for any products already cleared or approved for marketing in any jurisdiction, resulting in decreased or lost revenue from such products and could also result in other civil or criminal sanctions, including fines and penalties, and we may lose marketing clearance or approval of any of our therapeutic candidates, if any of our therapeutic candidates are approved for marketing.

We may be subject to risks relating to our past promotion of Donnatal®, Mytesi®, and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg, and our commercialization of EnteraGam®.

In June 2017, we commenced promoting Donnatal®  (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) in the U.S. pursuant to an exclusive co-promotion agreement with a subsidiary of ADVANZ, an international specialty pharmaceutical company. In June 2017, we commenced commercializing EnteraGam® in certain territories in the U.S. pursuant to a license agreement with Entera Health. In September 2017, we commenced promoting Esomeprazole Strontium DR Capsules 49.3 mg to gastroenterologists in certain U.S. territories pursuant to a commercialization agreement with ParaPRO LLC. In July 2018, we commenced promoting Mytesi® (crofelemer) pursuant to a co-promotion agreement with Napo, a wholly-owned subsidiary of Jaguar Health, Inc. Although none of these agreements are currently in effect, we may still be exposed to claims under these agreements. We may be exposed to risks relating to our past promotion and commercialization of these products, including product liability or other claims. If we are subject to any such claims, it could have a material adverse effect on our business.

We may encounter delays in receipt of FDA approval, if any, for our therapeutic candidates due to CMC, clinical, efficacy, safety, or regulatory or other issues.

We may encounter significant delays in receipt of FDA approval, if any, for our therapeutic candidates. For example, the FDA may determine that the chemistry, manufacturing and controls (“CMC”) of one of our therapeutic candidates are not satisfactory due to the manufacturing standards of the products or that additional CMC work, information or quality assurances are needed. The FDA may also consider the clinical studies conducted with a therapeutic candidate and the additional information provided to be inadequate, or insufficient, or require us to provide additional information, which may require us to conduct additional studies or otherwise significantly delay potential FDA approval of the potential NDA for a therapeutic candidate, if at all. In addition, we cannot guarantee that potential future manufacturers or other vendors related to manufacturing will be able to perform as required, will not terminate their agreements with us, or otherwise will not perform satisfactorily. The potential delay in identifying, engaging, qualifying and training an alternative manufacturer may be extended, leading to a significant delay. Furthermore, the FDA may also change its clearance or approval policies or adopt new laws, regulations or guidelines in a manner that materially delays or impairs our ability to obtain approval of the potential NDA for a therapeutic candidate, if any.

If any of these or other issues occur, we may face substantial additional expenses and otherwise experience delays in obtaining FDA approval of the NDAs we may file in the future for our therapeutic candidates, including RHB‑104 for Crohn’s disease, or may never obtain the FDA approval for such NDAs.

Clinical trials and related non-clinical studies may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. We or our development or commercialization partners may not be able to obtain regulatory approvals for our therapeutic candidates or commercialize products we may commercialize or promote without completing such trials in accordance with the applicable regulatory standards, even products that may have already been cleared or approved for marketing.

We have limited experience in conducting and managing the clinical trials that are required to obtain or maintain regulatory approvals and commence or continue commercial sales. Subject to the potential closing of our in-license for Movantik®, we have agreed to manage and complete the postmarketing major adverse cardiovascular events (MACE) trial and will be reliant on third parties in connection therewith. Clinical trials and related non-clinical studies are expensive, complex, can take many years and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned clinical trials that will cause delays, including suspension of a clinical trial, delay of data analysis or release of the final report. The clinical trials of our therapeutic candidates may take significantly longer to complete than estimated. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could materially delay or prevent the obtainment of a regulatory approval of current or future therapeutic candidates and delay or prevent their commercialization.

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
•

the FDA or other foreign regulatory authorities may require us to conduct additional clinical trials or studies in connection with therapeutic candidates in development, as well as for products that have already been cleared and approved for marketing;

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

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. As such, despite the results reported in earlier clinical trials of our therapeutic candidates, we do not know if we will be able to complete the clinical trials we conduct or if such clinical trials will demonstrate adequate safety and efficacy sufficient to request and obtain regulatory approval to market our therapeutic candidates. If any of the clinical trials of any of our current or future therapeutic candidates do not produce favorable results, or are found to have been conducted in violation of the FDA’s or other regulatory body’s standards governing such studies, our ability to request and obtain regulatory approval for the therapeutic candidate may be adversely impacted, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

If we are unable to develop a diagnostic test for MAP, this may adversely impact our ability to develop or obtain approval for RHB‑104.

We are expecting to continue to advance the development program for a companion diagnostic for the detection of MAP bacteria in Crohn’s disease patients in collaboration with several U.S. universities and laboratories. However, we do not know if and when a diagnostic test for MAP will become available. If we are unable to develop a diagnostic test for MAP, this may adversely impact our ability to develop or obtain regulatory approval to market RHB‑104.

If we are unable to establish collaborations for our therapeutic candidates or products we may commercialize or promote, or otherwise not be able to raise substantial additional capital, we will likely need to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our approved products or our therapeutic candidates and products that we may commercialize or promote in the future will require additional cash to fund expenses. As such, our strategy includes either selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development or potential commercialization of our approved products and therapeutic candidates, if approved, promoting or commercializing products, in whole or in part, in some or all jurisdictions or through our own commercialization capabilities. With respect to potential new third-party partners for the development or commercialization of our approved products and therapeutic candidates, if approved, and development or commercialization of products that we may commercialize or promote in the future, we may not be successful in entering into collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development, commercialization or promotion agreements or otherwise raise substantial additional capital to secure our own commercialization capabilities, we may have to limit the size or scope of our activities or we may have to delay or terminate one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidates or products we may commercialize or promote or failure to develop, market and commercialize such commercial products or therapeutic candidates or products we may commercialize or promote independently may have an adverse effect on our reputation, business, financial condition or results of operations.

We rely on third parties to conduct our clinical trials and related non-clinical studies and those third parties may not perform satisfactorily, including but not limited to failing to meet established deadlines and compliance with applicable laws and regulations for the completion of such clinical trials.

We currently do not have the ability to independently conduct clinical trials and related non-clinical studies for our therapeutic candidates, and we rely on third parties, such as contract research organizations, medical institutions, contract laboratories, development and commercialization partners, clinical investigators and independent study monitors to perform these functions. Subject to the potential closing of our in-license for Movantik®, we have agreed to manage and complete the postmarketing major adverse cardiovascular events (MACE) trial. Our reliance on these third parties for research and development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with such third parties, we continue to be responsible for confirming that each of our clinical trials and related non-clinical studies is conducted in accordance with its general investigational plan and protocol, as well as all applicable laws and regulations. For example, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices (“GCP”), for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected, and regulatory authorities in other jurisdictions may have similar responsibilities and requirements. Our reliance on third parties does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them or perform such functions independently. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be materially delayed in obtaining regulatory approvals, if any, for our therapeutic candidates and may be materially delayed in our commercialization efforts for the targeted indications.

In addition, our ability to bring our therapeutic candidates to market depends on the quality and integrity of data that we present to regulatory authorities in order to obtain marketing authorizations. Although we attempt to audit and control the quality of third-party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated. Furthermore, the FDA may consider clinical studies inadequate where steps have not been taken in the design, conduct, reporting, and analysis of the studies to minimize bias. For example, one potential source of bias in clinical studies is a clinical investigator with a financial stake in the outcome of the study. Accordingly, we (or the applicant of the IND or Biologics License Application, as applicable) must submit for all applicable clinical investigators either: (i) a completed Form FDA 3454 attesting to the absence of financial interests and arrangements described in the regulations, dated and signed by the chief financial officer or another responsible corporate official; or (ii) for any investigators for whom a Form FDA 3454 is not submitted, a Form FDA 3455 disclosing completely and accurately the following:

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

•	any proprietary interest in the tested product held by any clinical investigator involved in a study;
•	any significant equity interest in the sponsor of the covered study held by any clinical investigator involved in any study; and
•	any steps taken to minimize the potential for bias resulting from any of the disclosed arrangements, interests, or payments.

The FDA may refuse to accept a filing of an NDA that does not contain the required certifications and disclosures or attestations by the applicant that the applicant has acted with due diligence to obtain the information but was unable to do so and stating the reason. Additionally, FDA refusal of an NDA on potential bias grounds may have a material adverse effect on our reputation, business, financial condition or results of operations and the credibility of our other commercial products or therapeutic candidates.

We rely on contract research organizations for the management of clinical data generated from our studies, and such contract research organizations may not perform satisfactorily.

We rely on contract research organizations to provide monitors for and to manage data for our studies. Our reliance on these contract research organizations for data management reduces our control over clinical data management. While we have agreements governing their activities, we have limited influence over their actual performance. If these contract research organizations do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, we may be required to replace them, or our clinical studies may be extended, delayed or terminated. In addition, such failure of our contract research organizations would pose risks to the accuracy and usability of clinical data from our clinical studies. Replacing a contract research organization may result in a delay in our clinical studies and generation of data from such studies. In addition, we face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by contract research organizations, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology.

We may fail to receive or maintain the benefits from the orphan drug and QIDP designations granted by the FDA for our applicable products or therapeutic candidates, as applicable.

In the U.S., under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the U.S. In 2011, the FDA granted RHB‑104 orphan drug designation for the treatment of Crohn’s disease in the pediatric population, and, in 2017, the FDA granted ABC294640 (Yeliva®) orphan drug designation for the treatment of cholangiocarcinoma and granted RHB‑107 (formerly Mesupron) orphan drug designation for the treatment of pancreatic cancer.

In the U.S., the orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has the orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including an NDA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity.

Exclusive marketing rights from a given orphan drug designation may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective, or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the orphan-designated disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

In addition, in 2017, we announced that RHB‑204 had been granted QIDP designation by the FDA for the treatment of pulmonary NTM infections. Like orphan drugs, QIDPs may take advantage of market exclusivity, which in the case of QIDPs is five years. However, the five-year exclusivity extension does not apply to a supplement to an application under Section 505(b) of the FDCA for any QIDP for which an extension is in effect or has expired; a subsequent application submitted with respect to a product approved by the FDA for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength; or a product that does not meet the definition of a QIDP under Section 505(g) based upon its approved uses.

Modifications to our current commercial products or to any product that we may commercialize or promote in the future (including Movantik®), or our therapeutic candidates, may require new regulatory clearances or approvals or may require us or our development or commercialization partners, as applicable, to recall or cease marketing any of our approved products, or delay further studies of our therapeutic candidates in human subjects until clearances or approvals are obtained.

Modifications to our current commercial products and any products we may commercialize or promote (including Movantik®), or to our therapeutic candidates, after they have been cleared or approved for marketing, if at all, may require new regulatory clearance or approvals, in particular, if we seek or are required to expand our operations to jurisdictions outside of the U.S., and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other regulatory authorities require pharmaceutical product and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable laws, regulations, and guidelines that a modification may be implemented without pre-clearance by the FDA or other regulatory authorities. However, the FDA or other regulatory authorities can review a manufacturer’s decision and may disagree. The FDA or other regulatory authorities may also, on their own initiative, determine that a new clearance or approval is required. If the FDA or other regulatory authorities require new clearances or approvals of any pharmaceutical product for which we or our partners, including development or commercialization partners, previously received marketing approval, we or our partners, including development or commercialization partners, may be required to recall and stop marketing such marketed product, which could require us or our partners, including development or commercialization partners, to redesign the marketed product and may cause a material adverse effect on our reputation, business, financial condition or results of operations.

We may depend on our ability to identify, consummate and integrate in-licenses or acquire additional therapeutic candidates to achieve commercial success, including products approved or cleared for marketing in the U.S. or elsewhere.

Talicia®  and our six clinical-stage development therapeutic candidates were all acquired or licensed by us from third parties and we may in the future pursue in-licenses or acquisitions of additional therapeutic candidates or products (such as Movantik®) and seek to integrate them into our operations as well. We evaluate internally and with external consultants each therapeutic candidate we in-license or acquire. However, there can be no assurance as to our ability to accurately or consistently identify therapeutic candidates or products that have been approved or cleared for marketing in the U.S. or elsewhere that are likely to achieve commercial success. In addition, even if we identify additional therapeutic candidates or products that have been approved or cleared for marketing in the U.S. or elsewhere that are likely to achieve commercial success, there can be no assurance as to our ability to in-license or acquire such therapeutic candidates or products under favorable terms or at all. In-licenses and acquisitions of therapeutic candidates and products involve risks that could adversely affect our future results of operations.

We compete with other entities for some in-license or acquisition opportunities.

As part of our overall strategy, we pursue opportunities (such as Movantik®) to in-license or acquire therapeutic candidates and products that have been approved or cleared for marketing in the U.S. We may compete for in-license and acquisition opportunities with other companies, including established and well-capitalized companies. As a result, we may be unable to in-license or acquire additional therapeutic candidates or products that have been approved or cleared for marketing in the U.S. at all or on favorable terms. Our failure to further in-license or acquire therapeutic candidates or products that have been approved or cleared for marketing in the U.S. in the future may materially hinder our ability to grow and could materially harm our reputation, business, financial condition or results of operations.

If we or a licensor or a partner of ours cannot meet our or their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner, we could lose the rights to our therapeutic candidates or products we may commercialize or promote, experience delays in developing or commercializing our therapeutic candidates or products we may commercialize or promote or incur additional costs, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

We acquired our rights to Talicia® and two of our other therapeutic candidates, RHB‑104, and RHB‑106, from a third party pursuant to an asset purchase agreement. In addition, we in-licensed our rights to three other therapeutic candidates, RHB‑102 (Bekinda®),  ABC294640 (Yeliva®),  and RHB‑107 pursuant to license agreements in which we received exclusive perpetual licenses to certain patent rights and know-how related to these therapeutic candidates. We have also obtained the exclusive U.S. rights to commercialize Aemcolo®  and subject to certain closing conditions, including HSR Clearance, we expect to obtain the global rights (excluding Europe, Canada, and Israel) to commercialize Movantik®, each pursuant to a license agreement. These agreements require us to make payments and satisfy various performance obligations in order to maintain our rights and licenses with respect to these marketed products and therapeutic candidates. If we or our collaborators do not meet our or their respective obligations under these or future agreements, or if other events occur that are not within our control, such as the bankruptcy of a licensor, we could lose the rights to commercialize our current and future commercial products or to our therapeutic candidates, experience delays in developing our therapeutic candidates or incur additional costs. The loss of such rights could have a material adverse effect on our reputation, business, financial condition or results of operations.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under these agreements in a timely manner or if other events occur that are not within our control, such as the bankruptcy of a licensor, which impact our ability to prosecute certain patent applications and maintain certain issued patents licensed to us, we could lose the rights to our current and future commercial products or our therapeutic candidates which could have a material adverse effect on our reputation, business, financial condition or results of operations. We manage a large portfolio of patents and may decide to discontinue maintaining certain patents in certain territories for various reasons, including costs, such as a current belief that the commercial market for the therapeutic candidate will not be large or that there is a near-term patent expiration that may reduce the value of the therapeutic candidate. In the event we discontinue maintaining such patents, we may not be able to enforce rights for our therapeutic candidates or protect our therapeutic candidates from competition in those territories.

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

Disputes may arise between us and third parties from whom we have acquired assets, commercialization rights or licenses. Any conflict, dispute or disagreement with such third parties may result in disruptions to our business relationships, require us to pay damages and incur costs, adversely affect our results of operations and may lead to loss of rights that are important to our business or costly litigation.

Our existing agreements impose, and we expect that future acquisition, commercialization or license agreements will impose, various diligence, milestone payments, royalty or other obligations on us. Subject to certain closing conditions, including HSR Clearance, we will also in-license the global rights (excluding Europe, Canada, and Israel) to Movantik®  pursuant to the AstraZeneca License Agreement. Such agreements require, or may in the future require, us to remit upfront and royalty payments or performance milestone payments. Any failure on our part to pay upfront and royalties owed or milestone payments could lead to us losing rights under our licenses and could thereby adversely affect our business. If there is any conflict, dispute, disagreement or issue of non-performance between us and our third-party partners regarding our rights or obligations under the acquisition, commercialization or license agreements, including any such conflict, dispute or disagreement arising from our failure to satisfy payment obligations under any such agreement or to perform certain activities or to adhere to any contractual obligation, we may be liable to pay damages and incur costs, and it could lead to delays in the research, development, collaboration, and commercialization of our commercial products, products we may promote or commercialize in the future or our therapeutic candidates. The resolution of such disputes could require or result in litigation or arbitration, which could be time-consuming and expensive. Such third-party partner may have a right to terminate the affected license subject to a dispute. If our existing agreements are terminated, it would have a material adverse effect on our reputation, business, financial condition or results of operations.

Our business could suffer if we are unable to attract and retain key personnel.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned clinical trials or the commercialization of our current commercial products and therapeutic candidates, if approved, and any product we may commercialize or promote in the future, or otherwise affect our ability to manage our company effectively and to carry out our business plan. These key personnel are Dror Ben-Asher, our Chief Executive Officer, Reza Fathi, Ph.D., our Senior Vice President for Research and Development, Gilead Raday, our Chief Operating Officer, Adi Frish, our Senior Vice President for Business Development and Licensing, Guy Goldberg, our Chief Business Officer, Micha Ben Chorin, our Chief Financial Officer, Rick D. Scruggs, our Chief Commercial Officer, Dr. June Almenoff, our Chief Scientific Officer, Rob Jackson, our VP, Marketing, Robert J. Gilkin, our VP, Market Access, and Valerie Graceffa, our VP, Sales. We do not maintain key-man life insurance. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, sales, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. In addition, as part of our plan to promote our current commercial products and potential products we may develop, we may need to expand and maintain our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified suitable employees on acceptable terms, we may not be able to develop and commercialize our commercialized products and competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could materially prevent us from successfully growing our company.

We face several risks associated with international business.

We operate our business in multiple international jurisdictions. Such operations could be materially affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, changes in data privacy laws, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our current commercial products and products we may commercialize or promote, or our therapeutic candidates, as well as by political unrest, unstable governments and legal systems, and inter-governmental disputes. In addition, we are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics, trade disputes and other international events. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations. For example, in December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and has reached multiple other countries, resulting in government-imposed quarantines, travel restrictions and other public health safety measures in China and such other countries. At this point, the extent to which the coronavirus may impact our operations is uncertain; however, (i) certain of our third-party suppliers of APIs may currently source certain API and starting materials from Asia and other places worldwide, and the continued outbreak and spreading of the coronavirus may adversely impact our third-party API suppliers’ development, manufacture, and supply of our APIs and (ii) an overall decrease in tourism due to the outbreak of the coronavirus may reduce the demand for antibiotics for the treatment of travelers’ diarrhea, such as Aemcolo®. If the current coronavirus outbreak continues and results in a prolonged period of travel, commercial and other similar restrictions, we could experience broader supply disruptions and difficulty in finding alternative sources. Moreover, the coronavirus outbreak has begun to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that this coronavirus or any other epidemic harms the global economy generally. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. Additionally, because our corporate headquarters are in Israel while our commercial office is in the U.S., there is additional risk in our ability as a company to control the activities occurring in the U.S., due to the geographic separation within the company.

Risks Related to Our Industry

The market for our current commercial products, for any product we may commercialize or promote in the future and for our therapeutic candidates is rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs, generic products, treatments and products which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching, developing and marketing products designed to address the indications for which we are currently developing therapeutic candidates or may develop therapeutic candidates in the future or for which we may commercialize or promote products. There are various other companies that currently market, are in the process of developing or may develop in the future products that address all of the indications or diseases treated by our current commercial products, products that we may commercialize or promote in the future, and our therapeutic candidates.

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed or will be developed by others may render our current commercial products, products we may commercialize or promote in the future and our therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our current commercial products, products we may commercialize or promote in the future and our therapeutic candidates. In addition, our current commercial products and products we may commercialize or promote in the future may compete with products of third parties for market share, and generic drugs or products that treat the same indications as our current commercial products or products we may commercialize or promote in the future, can have an adverse effect on our revenues by reducing our market share or requiring us to reduce the price of the products we market.

We expect that Talicia® will primarily compete with several branded and generic therapies already approved and used extensively to treat H. pylori. Additionally, Phathom Pharmaceuticals, Inc. is developing Vonoprazan, an oral small molecule potassium competitive acid blocker, for the treatment of GERD and H. pylori infection.

Movantik®  primarily competes with several branded therapies already approved and used extensively to treat OIC, as well as with OTC and prescription treatments for constipation, such as laxatives.

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

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations, current commercial products or products we may commercialize or promote in the future, even if commercialized and therapeutic candidates. Many of our targeted diseases and conditions can also be treated by other medications or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use, among other possible advantages. The established use of these competitive drugs may limit the potential for widespread acceptance of our current commercial products and products we may commercialize or promote in the future and may limit the potential for our therapeutic candidates to receive widespread acceptance, if commercialized.

Talicia® or any product for which we may obtain regulatory approval or acquire commercialization rights may not become or continue to be commercially viable products.

Other than Talicia®, none of our therapeutic candidates has been cleared or approved for marketing, and none of our therapeutic candidates is currently being marketed or commercialized in any jurisdiction. We were granted certain rights to commercialize Aemcolo® and, subject to the potential closing of our in-license, Movantik®. Even if any of our therapeutic candidates or any product we may commercialize or promote receives regulatory clearance or approval, such as Talicia®,  or do not require regulatory clearance or approval, it may not become a commercially viable product. For example, even if we or our development or commercialization partners receive regulatory clearance or approval to market a therapeutic candidate or receive regulatory clearance or approval to commercialize or promote any product, the clearance or approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions, which could materially and adversely affect their marketability and profitability. In addition, a new therapeutic candidate may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate or any product that we may commercialize or promote, may not result in commercial success for various reasons, including but not limited to:

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
•

inability to establish collaborations with third-party development or commercialization partners on acceptable terms, or at all, and our inability or unwillingness for cost or other reasons to commercialize the therapeutic candidates or any product we may commercialize or promote on our own; and

•	timing of market introduction of competitive products.

Physicians, various other healthcare providers, patients, payors or the medical community, in general, may be unwilling to accept, utilize or recommend Talicia® and any product we may commercialize or promote. If we are unable, either on our own or through third parties, to manufacture, commercialize or market Talicia®, our proposed formulations, therapeutic candidates or any product we may commercialize or promote when planned, or to develop them commercially, we may not achieve any market acceptance or generate meaningful revenue.

Unexpected product safety or efficacy concerns may arise and cause any product we may commercialize or promote to fail to gain or lose market acceptance.

Unexpected safety or efficacy concerns can arise with respect to any product we may commercialize or promote, whether or not scientifically justified, potentially resulting in product recalls, withdrawals or declining sales, as well as product liability, consumer fraud or other claims. The market perception and reputation of any product we commercialize or may commercialize or promote in the future, and their safety and efficacy are important to our business and the continued

acceptance of any such product. Any negative publicity about any of our current or future commercial products, such as the pricing of any product, discovery of safety issues, adverse events, or even public rumors about such events, could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, the discovery of one or more significant problems with a product similar to any of our current commercial products or products we may commercialize or promote in the future that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have an adverse effect on the current or future commercialization of any product we may commercialize or promote. New data about any of our current commercial product or products that we may commercialize or promote in the future, or products similar to any of our current commercial products or those we may commercialize or promote in the future, could cause us reputational harm and could negatively impact demand for such products due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal. Any of the foregoing could have a material adverse effect on our reputation, business, financial condition or results of operations.

Heightened attention on the problems associated with the abuse of opioids could adversely affect our ability to commercialize certain of our current or future products, which would adversely affect our reputation, business, financial condition and results of operations.

In recent years, there has been increased public attention on the public health issue of opioid abuse in the U.S. Public inquiries and governmental investigations into opioid use and litigation and heightened regulatory activity regarding the sales, marketing, distribution or storage of opioid products, among other things, could cause additional unfavorable publicity regarding the use and misuse of opioids and products related to opioids (such as Movantik®), which could have a material adverse effect on our reputation as a manufacturer of an opioid-related product and our potential ability to successfully commercialize such product if our potential in-license for Movantik® is consummated.

Such negative publicity could reduce the potential size of the market for Movantik®, and decrease the revenue we may be able to generate from its commercialization, which in turn would adversely affect our business and results of operations. Additionally, such increased scrutiny of opioids generally, whether focused on Movantik®  or otherwise, could have the effect of negatively impacting relationships with healthcare providers and other members of the healthcare community, reducing the overall market for opioid-related products or reducing the prescribing and use of Movantik®.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the U.S.

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111‑148) and on March 30, 2010, the signed the “Health Care and Education Reconciliation Act” (P.L. 111‑152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients, and other healthcare policy reforms. Through the law-making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made to extend medical benefits to certain Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs, and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation was one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions were designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our current commercial products, products we may commercialize or promote in the future, and our therapeutic candidates, being chosen less frequently or the pricing being substantially lowered. At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

These structural changes could entail further modifications to the existing system of private payors and government programs (such as Medicare, Medicaid, and the State Children’s Health Insurance Program), creation of government-sponsored healthcare insurance sources, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the U.S. could impact the reimbursement for prescribed drugs and pharmaceuticals, including our current commercial products, those we and our development or commercialization partners are currently developing or those that we may commercialize or promote in the future. If reimbursement for the products we currently commercialize or promote, any product we may commercialize or promote, or approved therapeutic candidates is substantially reduced or otherwise adversely affected in the future, or rebate obligations associated with them are substantially increased, it could have a material adverse effect on our reputation, business, financial condition or results of operations.

Extending medical benefits to those who currently lack coverage will likely result in substantial costs to the U.S. federal government, which may force significant additional changes to the healthcare system in the U.S. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced further by decreasing the level of reimbursement for medical services or products (including our current commercial products, our development or commercialization partners or any product we may commercialize or promote, or those therapeutic candidates currently being developed by us), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for our current commercial products, any product we may commercialize or promote, or any therapeutic candidate, or for which we receive marketing approval in the future, could have a material adverse effect on our reputation, business, financial condition or results of operations.

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

Additionally, in December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the Affordable Care Act is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the Affordable Care Act. Substantial uncertainty remains as to the future of the Affordable Care Act after the U.S. Supreme Court declined to expedite its review of the Fifth Circuit’s holding on January 21, 2020. It is, thus, unlikely that these issues will be resolved before the next presidential election in November 2020. The current administration may seek to pass additional reform measures before the upcoming election. We cannot predict the outcome of the election, nor can we predict the healthcare-reform-related initiatives that the newly elected (or re-elected, as applicable) administration will put forth thereafter. There is no way to know whether, and to what extent, if any, the Affordable Care Act will remain in effect in the future, and it is unclear how judicial decisions, subsequent appeals, election-related measures, or other efforts to repeal and replace or, possibly, to restore the Affordable Care Act will impact the U.S. healthcare industry or our business.

Third-party payors may not adequately reimburse customers for any of our products that we may commercialize or promote, including our current commercial products, and may impose coverage restrictions or limitations such as prior authorizations and step edits that affect their use.

Our revenues and profits depend heavily upon the availability of adequate reimbursement for the use of our current commercial products, and any products that we may commercialize or promote, from governmental or other third-party payors, both in the U.S. and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that the use of an approved or cleared therapeutic candidate or product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining reimbursement approval for a product that we may commercialize or promote, including our current commercial products, from any government or other third-party payor is a time-consuming and costly process that could require us or our development or commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our products that we currently, or may, commercialize or promote to each payor. Even when a payor determines that a product that we currently or may commercialize or promote is eligible for reimbursement under its criteria, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or other foreign regulatory authorities, or may impose restrictions, such as prior authorization requirements, or may simply deny coverage altogether. Reimbursement rates may vary according to the use of the product that we commercialize or may commercialize or promote in the future and the clinical setting in which it is used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for products or services, and may reflect budgetary constraints or imperfections in Medicare, Medicaid or other data used to calculate these rates. In particular, reimbursement for our products may not be available from Medicare or Medicaid, and reimbursement from other third-party payors may be limited, reduced or revoked. Overall, our ability to get reimbursement coverage for our commercial products has historically been limited. Successful commercialization of our commercial products requires a conducive reimbursement environment. If our products do not receive adequate reimbursement coverage, or if reimbursement coverage is reduced or otherwise adversely affected, then their respective commercial prospects could be severely limited. Although certain payors may currently provide some form of coverage for our commercial products, payors may suspend or discontinue reimbursement at any time, may require or increase co-payments from patients, may impose restrictions or limitations on coverage, or may reduce reimbursement rates for our products. If we fail to establish broad adoption of and reimbursement for our commercial products, or if we are unable to maintain any existing reimbursement from payors, our ability to generate revenue could be harmed and this could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition to our existing commercial products, any new product we may commercialize or promote in the future (including Movantik®) may require that we expend substantial time and resources in order to obtain and retain reimbursement, and any of these efforts may not be successful. For example, following the potential closing of our in-license for Movantik® and, during the course of the related transition period, we will rely on the sublicensor to manage all reimbursement activities with third-party payors for Movantik®. As a result, we will be subject to pricing arrangements that we have not negotiated and over which we may not have control, including any changes thereto that may be agreed to during such transition period. Prior to the expiration of the transition period, we will need to enter into alternative arrangements for reimbursement with third-party payors. There can be no guarantee that we will be able to secure terms and conditions that are as favorable to us as our standard contractual terms or as the terms of the sublicensor’s arrangements.

In the U.S., there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect payments for any product that we currently or may commercialize or promote in the U.S. In addition, there is a growing emphasis on comparative effectiveness research, both by private payors and by government agencies. To the extent other drugs or therapies are found to be more effective than our products, payors may elect to cover such therapies in lieu of our products or reimburse our products at a lower rate. Legislation that reduces reimbursement for our current or future commercial products could adversely impact how much or under what circumstances healthcare providers will prescribe or administer those products. This could materially and adversely impact our reputation, business, financial condition or results of operations by reducing our ability to generate meaningful revenue, raise capital, obtain additional collaborators and market. At this stage, we are unable to estimate the extent of the direct or indirect impact of any such federal and state proposals.

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

We are subject to additional healthcare regulation and enforcement by the U.S. federal government and the states in which we conduct or will conduct our business. Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of our current commercial products or any products we may commercialize or promote in the future. Our arrangements with third-party payors, customers, employees, or others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our products. The laws that may affect our ability to operate include, but are not limited to, the following:

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

The marketing, promotional, and business practices, including with respect to pricing, of pharmaceutical companies, as well as the manner in which companies’ in-house or third-party sales forces interact with purchasers, prescribers, and patients, are subject to extensive regulation, the enforcement of which may result in the imposition of civil or criminal penalties, injunctions, or limitations on marketing practices for some of our products or pricing restrictions or mandated price reductions for some of our products. Many companies have been the subject of claims related to these practices asserted by state or federal authorities. These claims have resulted in fines and other consequences, such as entering into corporate integrity agreements with the U.S. government. Companies may not promote drugs for “off-label” uses, that is, uses that are not described in the product’s labeling and that differ from those approved by the FDA or other applicable regulatory agencies. A  company that is found to have improperly promoted drug products for off-label uses may be subject to significant liability, including civil and administrative remedies, as well as criminal sanctions. In addition, enforcement action against us could cause management’s attention to be diverted from our business operations and damage our reputation.

We must comply with the U.S. Foreign Corrupt Practices Act.

The U.S. Foreign Corrupt Practices Act (the “FCPA”) applies to companies, such as us, with a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The FCPA to which various of our operations may be subject generally prohibits companies and their intermediaries from engaging in bribery or making other improper payments to officials for the purpose of obtaining or retaining business. In various jurisdictions, our operations require that we and third parties acting on our behalf routinely interact with government officials, including medical personnel who may be considered government officials for purposes of these laws because they are employees of state-owned or controlled facilities. Our policies mandate compliance with these anti-bribery laws; however, we operate in many parts of the world that have experienced governmental or private corruption to some degree. As a result, the existence and implementation of a robust anti-corruption program cannot eliminate all risks that unauthorized reckless or criminal acts have been or will be committed by our employees or agents. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our reputation, business, financial condition or results of operations.

We could be exposed to significant drug product liability claims which could be time-consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The clinical trials that we conduct and the testing, manufacturing, marketing, and commercial sale and use or misuse of our therapeutic candidates and any products we may commercialize or promote, involve and will involve an inherent risk that significant liability claims may be asserted against us or our development or commercial partners. Product liability claims, or other claims related to our therapeutic candidates and any products we may commercialize or promote, regardless of merit or their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. A product liability claim could also significantly harm our reputation and the market price of our shares and decrease demand for any of our current commercial products, products that we commercialize or promote, and delay market acceptance of our therapeutic candidates. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for approved products;
•	impairment of our business reputation;

•	withdrawal of clinical trial participants;
•	initiation of investigations by regulators;
•	litigation costs;
•	distraction of management’s attention from our primary business;
•	substantial monetary awards to patients or other claimants;
•	loss of revenues; and
•	the inability to receive regulatory approval for and commercialize our therapeutic candidates, upon approval, if any, in the future.

We currently have a product-liability policy that includes coverage for our clinical trials and our commercial operations. However, our insurance may prove inadequate to cover claims or litigation costs, especially in the case of wrongful death claims. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our current commercial products or products we may commercialize or promote in the future, or development of our therapeutic candidates.

Our clinical trials may indicate unexpected serious adverse events or other adverse events or undesirable side effects that may harm our reputation, business, financial condition or results of operations. Serious adverse events identified during one of our Expanded Access Programs (EAPs) may present additional risks that may adversely affect our development of the therapeutic candidates involved in the applicable EAP.

As is the case with pharmaceuticals generally, certain side effects and adverse events may emerge as safety risks associated with the use of our therapeutic candidates. Similarly, serious adverse events (SAEs) have occurred and may occur in the future in connection with our clinical trials. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our therapeutic candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may have a material adverse effect on our reputation, business, financial condition or results of operations.

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

Serious adverse events or other undesirable side effects in connection with the use of our therapeutic candidates provided under the EAP could cause significant delays or an inability to successfully develop or commercialize such therapeutic candidates, which would materially harm our business. In particular, any such serious adverse events or other undesirable side effects could cause us or regulatory authorities to interrupt, delay or halt non-clinical studies and clinical trials, or could make it more difficult for us to enroll patients in our clinical trials. If serious adverse events or other undesirable side effects, or unexpected characteristics of our investigational new drugs that have not yet received regulatory marketing approval are observed in patients who were granted expanded access to our investigational new drugs under the EAP, further clinical development of such therapeutic candidate may be delayed or we may not be able to continue development of such therapeutic candidates at all, and the occurrence of these events could have a material adverse effect on our business. Undesirable side effects caused by our therapeutic candidates could also result in the delay or denial of regulatory approval by the FDA or other regulatory authorities or in a more restrictive label than we expect.

Global economic conditions may make it more difficult for us to commercialize our current commercial products and any products that we may commercialize or promote in the future and develop our therapeutic candidates.

The pharmaceutical industry, like other industries and businesses, continues to face the effects of the challenging economic environment. Patients experiencing the effects of the challenging economic environment, including high unemployment levels and increases in co-pays, may switch to generic products, delay treatments, skip doses or use other less effective treatments to reduce their costs. Challenging economic conditions in the U.S. include the demands by payors for substantial rebates and formulary restrictions limiting access to brand-name drugs. In addition, in Europe and in a number of emerging markets there are government-mandated reductions in prices for certain pharmaceutical products, as well as government-imposed access restrictions in certain countries. All of the aforesaid may make it more difficult for us to commercialize our current commercial products, any products that we may commercialize or promote, and our therapeutic candidates, upon approval, if any.

Our business involves risks related to handling regulated substances, which could severely affect our ability to commercialize our current commercial products and any products that we may commercialize or promote in the future and to conduct research and development of our therapeutic candidates.

In connection with our or our development or commercialization partners’ research and clinical development activities, as well as the manufacture of commercial products, materials, and therapeutic candidates and any products that we may commercialize or promote in the future, we and our development or commercialization partners are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and waste. We and our development or commercialization partners may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and clinical development, as well as the activities of our commercial and clinical manufacturing and commercialization partners, both now and in the future, may involve the controlled use of hazardous materials, including, but not limited to, certain hazardous chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Security breaches, loss of data, and other disruptions could compromise sensitive information and expose us to liability, which would cause our business and reputation to suffer.

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

We are highly dependent on information technology networks and systems, including the Internet, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure or modification of confidential information. The secure processing, storage, maintenance and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions.

A security breach or privacy violation that leads to disclosure or modification of or prevents access to consumer information (including personally identifiable information or protected health information) could harm our reputation, compel us to comply with disparate state breach notification laws, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, and we may suffer a loss of reputation, financial loss, and other regulatory penalties because of lost or misappropriated information, including sensitive consumer data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

Any such breach or interruption could compromise our networks, and the information stored there could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as HIPAA and, following the potential closing of our in-license for Movantik®, the General Data Protection Regulation in connection with our required maintenance of the global safety database for Movantik®, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, bill facilities or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare Company financial information, provide information about our current and future solutions and other patient and clinician education and outreach efforts through our websites, and manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our business, financial condition or results of operations. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

In addition, the interpretation and application of consumer, health-related, privacy and data protection laws in the U.S. and elsewhere are often uncertain, contradictory, and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our reputation, business, financial condition or results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

Risks Related to Intellectual Property

We may be unable to adequately protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of patent rights may lead us to lose market share and anticipated profits.

Our success depends, in part, on our ability, and the ability of our commercialization or development partners to obtain patent protection for our therapeutic candidates and any products that we may commercialize or promote, maintain the confidentiality of our trade secrets and know-how, operate without infringing or violating on the proprietary rights of others and prevent others from infringing or violating on our proprietary rights.

We try to protect our proprietary position by, among other things, filing U.S., European, and other patent applications related to our therapeutic candidates, inventions and improvements that may be important to the continuing development of our commercial products and therapeutic candidates, and we plan to try to do the same with products we may acquire, commercialize or promote in the future, where this is possible.

Because the patent position of pharmaceutical companies involves complex legal and factual questions, we cannot predict the scope, validity or enforceability of patents with certainty. Our issued patents and the issued patents of our commercialization or development partners may not provide us with any competitive advantages, may be held invalid or unenforceable as a result of legal challenges by third parties or could be circumvented. Ownership of the patent rights we in-license from our commercialization or development partners or the patent rights to the products already approved for marketing that we acquire or for which we acquire commercialization rights may be challenged, and as a result, the rights we in-license and the rights to products we acquire may turn out not to be exclusive or we may not actually have rights under the patents despite receiving representations from a commercialization or development partner. Our competitors may also independently develop drug delivery technologies or products similar to ours or design around or otherwise circumvent patents issued to, or licensed by, us. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

In the U.S., Europe, and other jurisdictions, patent applications are typically not published until 18 months after filing. In addition, many companies and universities do not publish their discoveries until after patent filings are made. This makes it difficult to be certain that we were the first to file for protection of the inventions or the first to invent the inventions. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the enforceability and scope of our patents and patent applications in the U.S., Europe, and other jurisdictions are uncertain and unpredictable. Any patents that we own may not provide sufficient protection against competitors and may be of insufficient scope to achieve our business objectives. Additionally, the patent filings of others might act as an impediment to our ability to commercialize our current or future commercial products.

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

In some cases, litigation may be necessary to enforce our patent rights. If we choose to take an infringing third party to court, the third party may challenge the validity or enforceability of our patent rights or may assert that their activities do not infringe our patents. Litigation is expensive and unpredictable, and we may not have the proper resources to pursue such litigation or to protect our patent rights. Moreover, there is the risk that the court will find that our patents are not valid or enforceable, or that the third party does not infringe our rights in these patents. Adverse results in any such litigation could materially impair our patent rights and our ability to prevent generic and other competition for our products. Such results might also materially affect our economics and our ability to require third parties to enter a license with us or to pay us a reasonable royalty for using our technology.

Subject to the potential closing of our in-license for Movantik®, we will assume control of the ANDA litigation related to U.S. Patent No. 9,012,469, which covers the commercial, oxalate salt, form of naloxegol (naloxegol oxalate) that is due to expire in April 2032. To date, three parties have filed paragraph IV certifications against U.S. Patent No. 9,012,469. While we cannot predict the outcome of this ongoing legal proceeding, we intend to defend ourselves vigorously in these matters. Adverse results in such litigation could cause our potential period of patent exclusivity in the U.S. for Movantik® to expire as early as September 2028.

After the completion of development and registration of our patents, third parties may still manufacture or market products in infringement of our patent-protected rights. Such manufacture or market of products in infringement of our patent-protected rights is likely to cause us damage and lead to a reduction in the prices of our current commercial products, any product we may commercialize or promote, or any of our therapeutic candidates, thereby reducing our potential profits.

In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our therapeutic candidates or any product we may commercialize or promote, any patents that protect our therapeutic candidate or any product we may commercialize or promote may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of generic products into the market and a subsequent decline in market share and profits.

In addition, in some cases, we may rely on our licensors to conduct patent and trademark prosecution, patent and trademark maintenance or patent and trademark defense on our behalf. Therefore, our ability to ensure that these patents and trademarks are properly prosecuted, maintained, or defended may be limited, which may adversely affect our rights in the commercialization of our commercial products, development of our therapeutic candidates, and potential approval for marketing of our therapeutic products. Any failure by our licensors or commercialization or development partners to properly conduct patent and trademark prosecution, patent and trademark maintenance, patent and trademark enforcement, or patent defense could materially harm our ability to obtain suitable patent protection covering our commercial products or therapeutic candidates or ensure freedom to commercialize the products in view of third-party patent rights, thereby materially reducing our potential profits.

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

Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing any of our commercial products and our therapeutic candidates.

The development, manufacture, use, offer for sale, sale or importation of any of our commercial products or any of our therapeutic candidates may infringe on the claims of third-party patents or other intellectual property rights. Patentability, invalidity, freedom-to-operate or other opinions may be required to determine the scope and validity of third-party proprietary rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for an extension of their filings under the Patent Cooperation Treaty or other mechanisms. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import any of our commercial products or of our therapeutic candidates in the event of an infringement action.

In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a therapeutic candidate and any products that we may commercialize or promote or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement or other claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses or the ability to exclude others using proprietary rights could have a material adverse effect on our reputation, business, financial condition or results of operations.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may become a party to other patent litigation or proceedings before regulatory agencies, including post-grant review, inter parties review, interference or re-examination proceedings filed with the U.S. Patent and Trademark Office or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our therapeutic candidates or any products that we may commercialize or promote, as well as other disputes regarding intellectual property rights with development or commercialization partners, or others with whom we have contractual or other business relationships. Post-issuance proceedings challenging patent claims validity are not uncommon, and we or our development or commercialization partners will be required to defend these procedures as a matter of course. Such procedures may be costly, and there is a risk that we may not prevail, which could harm our business significantly.

Our status as a sublicensee under our potential in-license for Movantik® may increase the likelihood we will lose valuable rights to Movantik®.

Rather than obtaining direct licenses from Nektar Therapeutics, the originator of Movantik®  (“Nektar”), for certain intellectual property covering the manufacture and use of Movantik®, we expect to obtain sublicenses to such rights from AstraZeneca pursuant to AstraZeneca’s agreement with Nektar. Therefore, our success depends, in part, on AstraZeneca exercising its rights and fulfilling its obligations under its agreement with Nektar. AstraZeneca’s failure to exercise its rights and fulfill its obligations under its agreement with Nektar could cause us to lose our rights covering the manufacture and use of Movantik®.

In addition, AstraZeneca has previously sublicensed its rights under its agreement with Nektar to other sublicensees in Canada, Europe, and Israel. Therefore, our success also depends, in part, on such other sublicensees complying with the terms and conditions of their respective agreements with AstraZeneca.

Risks Related to our ADSs

U.S. Holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, we believe we may not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2019. However, there can be no assurance that this will be the case in future taxable years. If we were characterized as a PFIC, U.S. Holders of the ADSs may suffer adverse tax consequences. Generally, gains realized on the sale of the ADSs would be treated as ordinary income, rather than capital gain, the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. Holders would not be available, and interest charges would apply to certain distributions by us and the proceeds from sales of the ADSs. See “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies” below.

The market price of our ADSs is subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market price of our ADSs on the Nasdaq, in particular, are subject to fluctuation, and changes in the price of our securities may be unrelated to our operating performance. The market price of our ADSs on the Nasdaq have fluctuated in the past, and we expect they will continue to do so. The market price of our ADSs is and will be subject to a number of factors, including but not limited to:

•	our ability to execute our business plan, including commercialization of our current and future commercial products;
•	announcements of technological innovations or new therapeutic candidates or new products approved for marketing by us or others;
•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

•	expiration or terminations of licenses, research contracts or other commercialization or development agreements;
•	public concern as to the safety of drugs we, our commercialization or development partners or others market or develop;
•	the volatility of market prices for shares of biopharmaceutical companies generally;
•	success or failure of research and development projects;
•	departure of or major events adversely affecting key personnel;
•	developments concerning intellectual property rights or regulatory approvals;
•	variations in our and our competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts, if our ADSs are covered by analysts;
•	changes in government regulations or patent proceedings and decisions;
•	developments by our development or commercialization partners; and
•	general market conditions, geopolitical conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ADSs and result in substantial losses by our investors.

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

Future issuances or sales of our ADSs could reduce the market price of our ADSs.

As of March 3,  2020, we had options to purchase 41,983,984 ordinary shares (“Ordinary Shares”) under our Amended and Restated Award Plan (2010) (the “2010 Award Plan”) outstanding and options outstanding to purchase 3,000 ADSs (each representing 10 Ordinary Shares) outside the 2010 Award Plan. In addition, as of March 3,  2020, there were 59,206,448 Ordinary Shares reserved for issuance under our 2010 Award Plan (including Ordinary Shares subject to outstanding options under such plan). Substantial issuance or sales of our ADSs, or the perception that such sales may occur in the future, including sales of ADSs issuable upon the exercise of options, warrants or other equity-based securities, may cause the market price of our ADSs to decline. Moreover, the issuance of ADSs upon the exercise of our options will also have a dilutive effect on our shareholders, which could further reduce the price of our ADSs.

There has been a limited market for our ADSs. We cannot ensure investors that an active market will continue or be sustained for our ADSs on the Nasdaq and this may limit the ability of our investors to sell our ADSs.

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

While our ADSs began trading on the Nasdaq Capital Market in December 2012 and on the Nasdaq Global Market in July 2018, we cannot assure you that we will maintain compliance with all of the requirements for our ADSs to remain listed. Additionally, there can be no assurance that trading of our ADSs will be sustained or desirable.

Our ADSs do not trade on any exchange outside of the U.S., and our Ordinary Shares are not listed on any securities exchange.

Our ADSs are listed only in the U.S. on the Nasdaq Global Market, and our Ordinary Shares are not currently listed on any securities exchange. A holder of Ordinary Shares may not be able to effect transactions in our Ordinary Shares without depositing such Ordinary Shares with the depositary in exchange for the issuance of ADSs representing such Ordinary Shares.

We incur significant costs as a result of the listing of our ADSs on the Nasdaq, and we may need to devote substantial time and resources to new and current compliance initiatives and reporting requirements.

As a public company in the U.S., we incur significant accounting, legal and other expenses as a result of the listing of our securities on the Nasdaq. These include costs associated with the reporting requirements of the SEC and the requirements of the Nasdaq Listing Rules, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, travel costs, stock exchange listing fees, and shareholder reporting, and made some activities more time-consuming and costly. Any future changes in the laws and regulations affecting public companies in the U.S. and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the Nasdaq Listing Rules, as well as applicable Israeli reporting requirements, may result in an increase to our costs as we respond to such changes. These laws, rules, and regulations could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers and may require us to pay more for such positions.

Since December 31, 2018, we no longer qualify as an “emerging growth company” as defined in the JOBS Act. As such, certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder) ceased to apply, and we have begun to incur and expect to incur additional expenses and devote increased management time, effort and attention toward ensuring compliance with such reporting requirements, which are significant.

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

We may fail to maintain effective internal control over financial reporting, which may adversely affect investor confidence in us and, as a result, may affect the value of our ADSs.

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which requires us to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting, and requires our auditor’s attestation report on the effectiveness of our internal control over financial reporting. The continuous process of strengthening our internal control and complying with Section 404 of the Sarbanes-Oxley Act is complicated, expensive and time-consuming. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2019, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods. If we fail to maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it is not satisfied with our internal control. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our reputation, business, financial condition, results of operations or investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ADSs to decline.

We currently do not anticipate paying cash dividends, and accordingly, investors must rely on the appreciation in our ADSs for any return on their investment.

We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of our term loan facility prohibit us from paying dividends. Therefore, the success of an investment in our ADSs will depend upon any future appreciation in their value. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which our investors have purchased their securities.

Investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, investors in our ADSs may not receive dividends or other distributions on our Ordinary Shares and may not receive any value for them, if it is illegal or impractical to make them available to investors in our ADSs.

The depositary for the ADSs has agreed to pay to investors in our ADSs the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Investors in our ADSs will receive these distributions in proportion to the number of Ordinary Shares such ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, but that is not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from a foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may deduct from such dividends or distributions its fees and may withhold amounts on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, investors in our ADSs may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to investors in our ADSs. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our holders of Ordinary Shares and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders’ meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders’ meeting. When a shareholders’ meeting is convened, holders of our ADSs may not receive sufficient advance notice of a shareholders’ meeting to permit them to cancel the ADSs and withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents are not responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as an ADS holder, they are not able to call a shareholders’ meeting.

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

Pursuant to our articles of association, the size of our board of directors may be no less than five persons and no more than eleven, including any external directors whose appointment is required under the law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election (other than any director nominated for election by Cosmo pursuant to the Company’s subscription agreement with Cosmo, whose term of office may expire earlier depending on the beneficial ownership by the Cosmo investor of the Cosmo shares). This process continues indefinitely. Such provisions of our articles of association make it more difficult for a third party to effect a change in control or takeover attempt that our management and board of directors oppose.

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

We are incorporated in Israel. Most of our directors and executive officers reside outside of the U.S., and most of the assets of our directors and executive officers may be located outside of the U.S. Therefore, a judgment obtained against us or most of our executive officers and our directors in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by a U.S. or Israeli court. It may also be difficult to effect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel.

The obligations and responsibilities of our shareholders are governed by Israeli law, which may differ in some respects from the obligations and responsibilities of shareholders of U.S. companies. Israeli law may impose obligations and responsibilities on a shareholder of an Israeli company that are not imposed upon shareholders of corporations in the U.S.

We are incorporated under Israeli law. The obligations and responsibilities of the shareholders are governed by our articles of association and Israeli law. These obligations and responsibilities differ in some respects from the obligations and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and responsibilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

Our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their duties as directors by shifting the burden of such losses and expenses to us. Although we have obtained directors’ and officers’ liability insurance, certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded. As a result, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business or financial condition and limit the funds available to those who may choose to bring a claim against us. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their duties and may similarly discourage the filing of derivative litigation by our shareholders against the directors and officers even though such actions, if successful, might otherwise benefit our security holders.

ITEM 4.          INFORMATION ON THE COMPANY

A.          History and Development of the Company

Our legal and commercial name is RedHill Biopharma Ltd. Our company was incorporated on August 3, 2009, and was registered as a private company limited by shares under the laws of the State of Israel. Our principal executive offices are located at 21 Ha’arba’a Street, Tel-Aviv, Israel, and our telephone number is 972‑3‑541‑3131.

In February 2011, we completed our initial public offering in Israel, pursuant to which we issued 14,302,300 Ordinary Shares, and 7,151,150 tradable Series 1 Warrants to purchase 7,151,150 Ordinary Shares for aggregate gross proceeds of approximately $14 million. On December 27, 2012, we completed the listing of our ADSs on the Nasdaq Capital Market, and on July 20, 2018, our ADSs were listed on the Nasdaq Global Market. On February 13, 2020, our Ordinary Shares were voluntarily delisted from trading on the Tel-Aviv Stock Exchange. Our ADSs are traded on the Nasdaq Global Market under the symbol "RDHL."

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

Our capital expenditures for the years ended December 31, 2019, 2018, and 2017 were approximately $168,000,  $23,000 and $146,000 respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.           Business Overview

We are a specialty biopharmaceutical company, primarily focused on the commercialization and development of proprietary drugs for gastrointestinal (“GI”) diseases. Our primary focus is to become a revenue-generating, GI-focused, specialty biopharmaceutical company through our commercial presence in the U.S. to support current and potential future commercialization of products approved for marketing, including Talicia®, and of our therapeutic candidates.

We are currently focused primarily on the commercialization in the U.S. of GI-related products, including Aemcolo®  (rifamycin) and the planned launch of Talicia®. On November 1, 2019, the FDA approved Talicia® (omeprazole, amoxicillin, and rifabutin) delayed-release capsules 10 mg /250 mg/12.5 mg for marketing for the treatment of Helicobacter pylori  (H. pylori) infection in adults, which is the first product we developed to be approved for marketing in the U.S. by the FDA. We plan to commence commercializing Talicia® in the first quarter of 2020 with our dedicated sales force. Following the potential closing of our in-license for Movantik®, we expect to commercialize the product in the U.S. as well.

In addition, we also continue to develop our pipeline of clinical-stage GI therapeutic candidates and look for opportunities to leverage our commercial presence and capabilities in the U.S. to support the potential future launch of our GI-related therapeutic candidates currently under development, if approved by the FDA, or FDA-approved products which we may acquire in the future. We used our U.S. sales force to promote Donnatal®, Mytesi®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and to commercialize EnteraGam®,  which we no longer promote or commercialize.

Depending on the specific development program, our therapeutic candidates are designed to exhibit greater efficacy and provide improvements over existing drugs in various ways, including by one or more of the following: by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage. Where applicable, and subject to various considerations including resources, we intend to seek FDA approval for the commercialization of certain of our therapeutic candidates through the alternative Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended, and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists of six therapeutic candidates, most in late-stage clinical development.

We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that we believe exhibit a relatively high probability of therapeutic and commercial success. We have one product which we developed internally which has been approved for marketing and, to date, none of our therapeutic candidates has generated meaningful revenues. We plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements outside the U.S. with pharmaceutical companies on a global and territorial basis or, in the case of commercialization in the U.S., independently with our dedicated commercial operations. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing and similar arrangements.

Our Strategy

Our goal is to become a significant player in the commercialization and development of pharmaceuticals for the treatment of GI diseases.

Key elements of our strategy are to:

•

advance our initiative to become a revenue-generating, GI-focused, specialty biopharmaceutical company by leveraging our commercial presence in the U.S. to achieve successful commercialization of products approved for marketing, including Talicia® and our other commercial products, and future commercialization of our therapeutic candidates, if approved, and by identifying and acquiring rights to products that have been approved for marketing in the U.S. and investigational new drugs from pharmaceutical companies that are interested in divesting one or more of their products. Specifically, we seek to acquire rights to products that are already commercialized in the U.S., preferably with a therapeutic focus on GI, which would enable us to commercialize such products independently through our own marketing and commercialization capabilities. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field;

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

The pharmaceutical and biotechnology industries are intensely competitive. Our therapeutic candidates, if commercialized, and our approved drugs, compete with existing drugs and therapies. In addition, there are many pharmaceutical companies, biotechnology companies, medical device companies, public and private universities, government agencies and research organizations actively engaged in research and development of products targeting the same markets as our therapeutic candidates. Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we do. In certain cases, our competitors may also be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our therapeutic candidates. They may, therefore, bring to market products that are able to compete with our candidates, or other products that we may develop in the future.

Our Approved and Commercial Products in the U.S.

We have established the headquarters of our U.S. commercial operations in Raleigh, North Carolina. Our U.S. operations serves as the platform for the commercialization of Aemcolo®, the planned launch of Talicia® and potential launch of our proprietary, late-clinical stage therapeutic candidates in the U.S., if approved by the FDA, and potential in-licensed commercial-stage products in the U.S., including Movantik®.

Our sales force consists of approximately 90 sales representatives as of March 3, 2020. We expect our sales force to grow to approximately 150 sales representatives as we prepare to launch Talicia® and continue to commercialize Aemcolo®. The net revenues for the fiscal years ended December 31, 2019, and 2018 from the commercial products were approximately $6.3 million and $8.4 million, respectively. We continue to pursue the acquisition of additional commercial products, including, without limitation, through licensing or promotion transaction, asset purchase, joint venture with, acquisition of, or merger with or other business combination with, companies with rights to commercial GI and other relevant assets and are continuously working to expand U.S. managed care access and coverage to our commercial products, where appropriate. We plan to pursue such opportunities in the U.S. and, if available, in other jurisdictions; however, we intend to focus our commercial activities in the U.S. We currently promote and commercialize one GI product in the U.S. and plan to launch Talicia® in the first quarter of 2020 in the U.S.

Talicia®  omeprazole, amoxicillin, and rifabutin) delayed-release capsules 10 mg/250 mg/12.5 mg

Talicia® is our proprietary new drug approved for marketing in the U.S. for the treatment of H. pylori infection in adults. Talicia® is a combination of three approved drug products – omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for the digestion of food in the stomach), amoxicillin and rifabutin, which are antibiotics. Talicia® is administered to patients orally. Talicia®  is the first product we developed that was approved for marketing in the U.S. We plan to launch Talicia® in the U.S. in the first quarter of 2020 with our dedicated sales force.

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

In November 2014, Talicia®  was granted QIDP designation by the FDA. The QIDP designation was granted under the FDA’s Generating Antibiotic Incentives Now (GAIN) Act, which is intended to encourage the development of new antibiotic drugs for the treatment of serious or life-threatening infections that have the potential to pose a serious threat to public health. The granted QIDP designation allows Talicia®  to benefit from an additional five years of U.S. market exclusivity, on top of the standard exclusivity period, for a total of eight years of market exclusivity.

Talicia® is targeting a significantly broader indication than that of existing H. pylori therapies, as a treatment of H. pylori infection, regardless of ulcer status.

We acquired the rights to Talicia® pursuant to an agreement with Giaconda Limited. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of Talicia®, RHB‑104, and RHB‑106.”

Regulatory Status

On November 1, 2019, Talicia® was approved by the FDA and has been granted a total of eight years of U.S. market exclusivity.

Market and Competition

The first-line therapies for H. pylori infection recommended by the American College of Gastroenterology in 2017 commonly include clarithromycin or metronidazole antibiotics with amoxicillin and a proton pump inhibitor. Such current standard-of-care treatments fail in approximately 25‑40% of the patients due to the development of antibiotic resistance, based on Malfertheiner P. et al. (Gut 2012), O’Connor A. et al. (Helicobacter 2015) and Venerito M. et al. (Digestion 2013). According to a 2015 publication by Shiota et al., it is estimated that H. pylori resistance to clarithromycin, a standard-of-care antibiotic used for the treatment of H. pylori, more than doubled between 2009‑2013.

Talicia® is designed to address the high resistance of H. pylori bacteria to the antibiotics commonly used in current standard-of-care therapies. Talicia’s approval is based, in part, on the results of two positive Phase 3 studies in the U.S. for the treatment of H. pylori-positive adult patients complaining of epigastric pain and/or discomfort. The confirmatory Phase 3 study of Talicia® demonstrated 84% eradication of H. pylori infection with Talicia® vs. 58% in the active comparator arm (p<0.0001). Further, in an analysis of data from this study, it was observed that subjects with measurable blood levels of drug at Day 13 had response rates of 90.3% in the Talicia® arm vs. 64.7% in the active comparator arm. No resistance to rifabutin, a key component of Talicia, was detected in the study.

H. pylori bacterial infection affects over 50% of the adult population worldwide, according to a 2018 report by Kakelar HM et al., published in Gastric Cancer, and approximately 35% of the U.S. population, according to a report by Hooi JKY et al. published in 2017 in Gastroenterology. In the U.S., we estimate that approximately 2 million patients per annum are treated for H. pylori eradication, based on a 2019 Custom study by IQVIA for us.

Talicia®  will face competition in the U.S. from certain branded prescription therapies indicated for the treatment of H. pylori infection including, but not limited to, Pylera®  (sold by Allergan plc), PrevPac®  (sold by Takeda Pharmaceuticals) and Omeclamox-Pak® (sold by Cumberland Pharmaceuticals), as well as from the generic individual components of these branded therapies and other generic antibiotics and PPIs approved for the treatment of H. pylori infection. Additionally, the individual components of Talicia® are available in generic form and while rifabutin is not available in an equivalent dose, there is a risk that some physicians may prescribe the individual components of Talicia® in doses that are not equivalent to the approved drug and regimen.

In addition, Pathom Pharmaceuticals, Inc. announced in December 2019 that it had initiated a pivotal Phase 3 study to evaluate the efficacy of vonoprazan in combination with amoxicillin and vonoprazan in combination with amoxicillin and clarithromycin in eradication of H. pylori infection. Vonoprazan is an oral small molecule potassium competitive acid blocker (P-CAB) which has received marketing approval in Japan and other countries in Asia and Latin America. According to Pathom Pharmaceuticals, top-line results from this study are expected in 2021.

We believe that Talicia® may offer a significant benefit over currently marketed drugs in part because of the resistance profile demonstrated in our Phase 3 program, which showed no bacterial resistance to rifabutin and high resistance to clarithromycin and metronidazole.

Aemcolo®

In October 2019, we entered into a license agreement with a wholly-owned subsidiary of Cosmo pursuant to which we were granted exclusive rights to commercialize Aemcolo® in the U.S. Aemcolo®, containing 194mg of rifamycin, is an orally administered, minimally absorbed antibiotic that is delivered to the colon, approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults (“Travelers’ Diarrhea”). In December 2019, we launched the commercialization of Aemcolo® in the U.S. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Exclusive License Agreement for Aemcolo®.”

Regulatory Status

Aemcolo® received FDA approval on November 16, 2018, for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. Cosmo transferred the Aemcolo®  NDA and the IND to RedHill Biopharma Inc., which were accepted on November 27, 2019. This acceptance also includes a commitment to complete any postmarketing requirements or commitments related to the NDA. There are two pediatric studies that are required to be completed to satisfy the PREA requirements and also with required milestone dates:

•

3505‑1 Conduct a randomized, placebo-controlled study to evaluate the safety, tolerability, and efficacy of Aemcolo® (rifamycin) for the treatment of travelers’ diarrhea in children from 6 to 11 years of age.

•

3505‑2 Conduct a randomized, placebo-controlled study to evaluate the safety, tolerability, and efficacy of Aemcolo® (rifamycin) for the treatment of travelers’ diarrhea in children from 12 to 17 years of age.

Market and Competition

Aemcolo® is a new pharmaceutical product employing rifamycin SV engineered with MMX® technology. The application of MMX® technology to rifamycin SV allows the antibiotic to be delivered directly into the colon, intended to avoid unwanted effects on the beneficial bacterial flora living in the upper portions of the gastrointestinal tract. The specific dissolution profile of Aemcolo® tablets increases the colonic disposition of the antibiotic so that an optimized intestinal concentration is achieved thus abating its systemic absorption in the lower intestine.

In October 2017, the FDA granted QIDP and Fast Track designations for Aemcolo®. With the QIDP designation, intended for antibacterial or antifungal drugs that treat serious or life-threatening infections, together with new chemical entity (NCE) designation, Aemcolo® enjoys marketing exclusivity until 2028.

Travelers’ diarrhea is the most common travel-related illness according to the FDA. Based on Cosmo’s research, each year, approximately 70 million Americans travel abroad. The Centers for Disease Control and Prevention Yellow book states that attack rates of travelers’ diarrhea range up to 70% of travelers, depending on the destination and season of travel. Travelers’ diarrhea may often result in short-term morbidity adversely impacting travel plans. Untreated diarrhea can also lead to an underappreciated risk of chronic complications, including functional bowel disorders.

There are several competing drugs marketed in the U.S. intended for the treatment of travelers’ diarrhea. One of the leading competitors is Xifaxan® (marketed by Salix Pharmaceuticals), a prescription drug approved for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults and pediatric patients, treatment of IBS-D and reduction in risk of overt hepatic encephalopathy recurrence in adults. Aemcolo®  also competes with generic antibiotics such as fluoroquinolones and azithromycin. Aemcolo®  also competes with prescription and OTC anti-diarrheal medications such as loperamide and bismuth subsalicylate, as well as probiotics and medical foods which may offer symptomatic relief. We may also be exposed to potentially competitive products, which may be under development to treat or prevent travelers’ diarrhea, including new antibiotics, anti-diarrheals, and vaccines.

Additional Potential Commercial Products in the U.S.

Movantik®

In February 2020, we entered into the AstraZeneca License Agreement, pursuant to which we were granted the worldwide rights (excluding Europe, Canada, and Israel) to commercialize and develop Movantik® (naloxegol), subject to certain closing conditions, including HSR Clearance.  Movantik® is a proprietary once-daily oral peripherally-acting mu-opioid receptor antagonist (PAMORA) approved by the FDA for the treatment of opioid-induced constipation (OIC) in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. Subject to the potential closing of our in-license for Movantik®, we plan to initiate promotion of Movantik® in the U.S., upon closing. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for Movantik®.”

Regulatory Status

Movantik® received FDA approval on September 16, 2014, for the treatment of OIC in adult patients with chronic non-cancer pain. Its label was later updated to include patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. In connection with our potential in-license for Movantik®,  subject to the potential closing such in-license we have, agreed to assume responsibility for completing any postmarketing requirements or commitments that may be required to retain approval. Accordingly, we will be required to continue the post-marketing observational epidemiologic study to evaluate the major adverse cardiovascular events (MACE) of Movantik®.

Market and Competition

Movantik® is a peripherally-acting mu-opioid receptor antagonist indicated for the treatment of OIC. According to a DataMonitor report, OIC is the most common side effect of opioids, as tolerance does not arise over the long term. Approximately 40% to 95% of patients using opioids develop opioid-induced constipation.

Movantik®  primarily competes with several branded therapies already approved and used extensively to treat OIC, including Amitiza® (lubiprostone, promoted by Takeda Pharmaceuticals) and two other oral PAMORA drugs, Relistor® (methylnaltrexone bromide, promoted by Salix Pharmaceuticals) and Symproic® (naldemedine, promoted by BioDelivery Sciences International, Inc.). Movantik® also competes with several OTC and prescription drugs, such as laxatives, including stool softeners, stimulants and use of enemas. We may also be exposed to potentially competitive products which may be under development to treat or prevent OIC.

Our Therapeutic Candidates

Summary

The ongoing development programs of our six therapeutic candidates, most in late-stage clinical development, include RHB‑104”, “RHB‑204”, “RHB‑102 (Bekinda®)”, “RHB‑106”, “ABC294640 (Yeliva®)” and “RHB‑107” and related research and development programs, the most advanced of which are described below.

Potential Advantages
Over Most Existing
Name of Therapeutic		Treatments, if	Development
Candidate	Proposed Indication	Approved	Stage	Rights to the Product
RHB‑104	Crohn’s disease	Novel mechanism of action and improved clinical benefit (targeting suspected underlying cause of Crohn’s disease)	Full 52‑week results for all subjects in the Phase 3 study; supportive top-line results from the open-label extension Phase 3 study	We filed patent applications internationally directed to the proposed commercial formulation and use
RHB‑204	Pulmonary nontuberculous mycobacteria (NTM) infections caused by Mycobacterium avium complex (MAC)	Oral formulation targeting a major cause of pulmonary NTM infections	A single pivotal Phase 3 study planned in support of an NDA filing; initiation expected mid‑2020	We filed patent applications internationally directed to the proposed commercial formulation and use
RHB‑102 (Bekinda®) 24 mg	Acute gastroenteritis and gastritis	No other approved 5‑HT3 serotonin receptor inhibitor for this indication; once-daily dosing	First Phase 3 study in the U.S. completed; confirmatory Phase 3 study in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB‑102 (Bekinda®) 12 mg	IBS-D	Potential 5‑HT3 serotonin receptor inhibitor with improved safety, while maintaining efficacy	Phase 2 in the U.S. completed; final results announced in January 2018	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB‑106	Bowel preparation	Oral pill, avoid severe bad taste of chemical solutions, no known nephrotoxicity issues	In preparation for Phase 2/3 studies	We filed patent applications internationally to protect the proposed commercial formulation and its use
ABC294640 (Yeliva®)	Advanced unresectable cholangiocarcinoma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Phase 1/2a study in the U.S. ongoing (ABC‑108)	Worldwide exclusive license
ABC294640 (Yeliva®)	Prostate cancer	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities in addition to failing treatment with abiraterone or enzalutamide	Investigator-sponsored Phase 2 study in the U.S (ABC‑107, to replace ABC‑106)	Worldwide exclusive license
RHB‑107 (Upamostat; formerly Mesupron) and ABC294640 (Yeliva®)	Advanced unresectable cholangiocarcinoma

Combination of an orally-dosed small molecule compound with an established clinical safety profile; first-in-class specific inhibitor of five human serine proteases (RHB‑107) and an oral dose first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities (ABC294640 (Yeliva®))

			Pilot study in planning	We filed patent applications internationally directed to the proposed commercial formulation and use
RHB‑107 (Upamostat; formerly Mesupron)	Gastrointestinal and other solid tumors	An orally-dosed small molecule compound with an established clinical safety profile; first-in-class specific inhibitor of five human serine proteases	Completed Phase 2 studies in pancreatic cancer and breast cancer; preclinical studies ongoing	Worldwide exclusive license; excludes China, Hong Kong, Taiwan, and Macao

RHB‑104

Crohn’s Disease

RHB‑104 is an investigational new drug intended to treat Crohn’s disease, which is a serious inflammatory disease of the GI system that may cause severe abdominal pain and bloody diarrhea, malnutrition and potentially life-threatening complications.

RHB‑104 is a patented combination of clarithromycin, clofazimine, and rifabutin, three generic antibiotic ingredients, in a single capsule. The compound was developed to treat MAP infections in Crohn’s disease.

To date, Crohn’s disease has been considered an autoimmune disease, but the exact pathological mechanism is unclear. Dr. Robert J. Greenstein suggested in The Lancet Infectious Diseases, 2003 that Crohn’s disease is caused by MAP, the same organism responsible for causing a major disease in animal agriculture production, domestic and wild animals. This hypothesis is supported by an expanding number of scientific and clinical studies published in peer-reviewed journals since a National Institute of Allergy and Infectious Diseases conference that focused on MAP in Crohn’s disease took place in 1998. Specific genetic loci like NOD2/CARD15 have been implicated in the pathogenesis of Crohn’s disease with mutations in NOD2 suspected of leading to defective recognition of MAP and increased compensatory immune activation in patients with Crohn’s disease. Advances in diagnostic technology have led to increasingly higher identification of MAP, with studies, such as Naser S et al. The Lancet, 2004, Bull TJ et al. J Clin Microbiol, 2003 and Shafran I et al. Dig Dis Sci, 2002, demonstrating a high prevalence of MAP in Crohn’s disease patients. However, there is currently no FDA-approved commercial diagnostic test for MAP.

In 2011, we obtained FDA “Orphan Drug” status for RHB‑104 for the treatment of Crohn’s disease in the pediatric population. See “Item 4. Information on the Company – B. Business Overview – Government Regulations and Funding – Orphan Drug Designation.”

The formulation for RHB‑104 and manufacturing of the all-in-one capsules for our clinical trials have been completed. Stability testing of the clinical trial material is ongoing.

We acquired the rights to RHB‑104 pursuant to an asset purchase agreement with Giaconda Limited, an Australian company. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of Talicia®, RHB‑104, and RHB‑106.”

We continue to pursue the development program for a companion diagnostic for the detection of MAP bacteria in Crohn’s disease patients in collaboration with U.S. universities and diagnostic companies. These efforts are in part based on detecting the presence of MAP bacterial DNA in the blood, the rights for which we acquired from the University of Central Florida and the University of Minnesota. We do not know if or when such a diagnostic test would become available.

Market and Competition

According to GlobalData, a provider of market intelligence for the pharmaceutical sector, there were approximately 1.8 million diagnosed prevalent cases of Crohn’s disease in the seven major markets (U.S., France, Germany, Italy, Spain, UK, Japan) in 2019. This number of prevalent cases is expected to increase to 1.9 million by 2022.

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

Currently, available drugs on the market for the treatment of Crohn’s disease offer symptomatic relief, the effects of which are largely temporary or partial and are accompanied by numerous adverse effects. The most commonly prescribed drugs for treatment of Crohn’s disease include 5 Aminosalicylates (5‑ASA, such as mesalamine), corticosteroids (such as prednisone), immunosuppressant drugs (such as azathioprine and methotrexate) and biologic agents, including TNF-α inhibitors (such as Remicade®, Humira®,  and Cimzia®), integrin inhibitors (such as Tysabri® and Entyvio®) and an IL 12 and IL23 antagonist (such as Stelara®). Additionally, several companies have developed for approval, or are in the process of developing, biosimilar drugs to compete with the approved biologic agents once their patent has expired. Salix Pharmaceuticals (a wholly-owned subsidiary of Bausch Health) also announced in January 2020 that they will initiate a Phase 2/3 study with the antibiotic rifaximin (Xifaxan®) for the treatment of Crohn’s disease.

There are other companies currently conducting clinical trials with drug candidates in Crohn’s disease. We may also be exposed to potentially competitive products, which may be under development to treat Crohn’s disease, including new biological therapies and other new therapies.

Unlike drugs currently on the market for the treatment of Crohn’s disease, which are immunosuppressive agents, RHB‑104 is intended to address the suspected cause of the disease - MAP bacterial infection. To the best of our knowledge, there are no drugs approved for marketing that target infections caused by MAP bacteria in Crohn’s disease patients.

Clinical Development

A Phase 3 clinical trial for RHB‑104 was conducted in Australia, sponsored by Pharmacia, a Swedish company (which merged with Pfizer), with the primary endpoint of evaluating the ratio of patients with recurrent symptoms of Crohn’s disease following the initial induction of remission with 16 weeks of treatment with prednisolone initiated at 40 mg / day and weaned over the 16‑week period. Subjects were subsequently assessed at 52, 104 and 156 weeks. The main secondary objective was the percentage of patients who achieved clinical remission at 16 weeks. The results of the trial were published by Professor Warwick Selby et al. in 2007 in the medical journal Gastroenterology. Although the study did not meet the main objective of showing a difference in relapse rate with long-term treatment, there was a statistically significant difference between the treatment groups in the percentage of subjects in remission at week 16. Professor Marcel Behr and Professor James Hanley from McGill University published a re-analysis of the study in The Lancet Infectious Diseases in June 2008, based on the intent-to-treat (ITT) principle and found that there was a significant statistical advantage for the active therapy over the placebo throughout the two-year period of administration that disappeared once the active therapy was discontinued.

In June 2011, we entered into an agreement with our Canadian service provider, which entered into a back-to-back agreement with PharmaNet Canada Inc. for the provision of clinical trial services for the RHB‑104 adult studies in North America and Europe. PharmaNet was subsequently acquired by inVentiv Health which became Syneos Health (“Syneos”), and our agreements were transferred to Syneos. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Master Service Agreement with Loonhills R&D Inc. (formerly 7810962 Canada Inc.)” and see also "Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Clinical Services Agreement – Clinical Services Agreement related to RHB‑104."

In October 2012, we entered into an agreement with our Canadian service provider, which, in turn, entered into a back-to-back agreement with a Canadian manufacturer to complete the manufacturing and supply of RHB‑104 for our clinical trials. In addition, we entered into additional manufacturing agreements directly with the Canadian manufacturer.

In July 2018, we announced positive top-line results from the first Phase 3 study with RHB‑104 for Crohn’s disease (the “MAP US study”), a randomized, double-blind, placebo-controlled first Phase 3 study with RHB‑104 for Crohn’s disease. The Phase 3 study enrolled 331 subjects with moderately to severely active Crohn’s disease (defined as Crohn’s Disease Active Index (“CDAI”) between 220 and 450) in the U.S., Canada, Europe, Australia, New Zealand, and Israel. Subjects were randomized 1:1 to receive RHB‑104 or placebo as an add-on therapy to baseline standard-of-care medications, including 5‑ASAs, corticosteroids, immunomodulators or anti-TNF agents.

Our MAP US study successfully met its primary endpoint, as well as key secondary endpoints. Top-line results in the intent-to-treat (ITT) population demonstrated superiority of RHB‑104 over placebo in achieving remission at week 26, defined as CDAI value of less than 150, the primary endpoint of the study. The proportion of patients meeting the primary endpoint was significantly greater in the RHB‑104 group compared to placebo at week 26 (37% vs. 23%, p= 0.007).

Moreover, while the secondary endpoints were not powered for significance in this induction of remission trial, key secondary endpoints were nevertheless met with statistically and clinically meaningful outcomes, demonstrating consistent benefit to Crohn’s disease patients treated with RHB‑104. RHB‑104 was found to be generally safe and well tolerated.

In October 2018, we reported additional positive data from the MAP US study, including subgroup analysis of treatment with and without anti-TNF agents, presented at the United European Gastroenterology Week 2018.

In October 2019, we announced full week 52 results of blinded treatment in the MAP US study at the American College of Gastroenterology, which were consistent with the previously reported interim positive outcomes from the study. The study continued to meet its primary endpoint of clinical remission, defined as CDAI value of less than 150, at week 26 (36.7% vs. 22.4%, p=0.0048), key secondary endpoints of maintenance of remission at weeks 16 and 52 (25.9% vs. 12.1%, p=0.0016) and, notably, durable clinical remission on all visits, week 16 through 52 (18.7% vs. 8.5%, p=0.0077) (in all cases, data presented as RHB‑104 vs. placebo).

RHB‑104 was found to be generally safe and well tolerated, with an overall balance in the type and frequency of adverse events between RHB‑104 and placebo. RHB‑104 was associated with a lower incidence of Clostridiodies (Clostridium) difficile infections compared with placebo. In the analysis of the complete safety information for the study, a top-line electrocardiogram monitoring report for the MAP US study, which was shared with the FDA, demonstrated evidence of progressive prolongation of the QTcF (corrected QT interval by Frederica’s formula) interval across visits, with the largest mean placebo-corrected ΔQTcF (∆∆QTcF) of 30.6ms at week 52 of treatment. Clofazimine, as well as clarithromycin (another active component of RHB‑104), are known to be associated with QT prolongation. We continue to analyze the data from the RHB‑104 studies, including QT prolongation findings and various pharmacokinetic and pharmacodynamic models and, as previously announced, intend to meet with the FDA again in the coming months to discuss the RHB‑104 program, including these data.

In October 2019, we also announced supportive top-line results from an open-label extension Phase 3 study (the “MAP US2 study”), which was conducted to evaluate the safety and efficacy of RHB‑104 in subjects who remain with active Crohn’s disease (CDAI ≥ 150) after 26 weeks of blinded study therapy in the Phase 3 MAP US study. These subjects had the opportunity to receive treatment with RHB‑104 for a 52‑week period in the open-label MAP US2 study. A total of 54 subjects entered the open-label extension study in the U.S., Canada, Europe, Israel, and New Zealand, and 30 subjects completed 52 weeks of treatment with RHB‑104. The MAP US2 study’s primary endpoint is disease remission at week 16, defined as CDAI of less than 150. Top-line results from the MAP US2 study demonstrated 28% clinical remission with RHB‑104 at week 16 and 22% remission at week 52. Of the MAP US2 subjects who were previously randomized to the placebo arm (as an add-on to standard-of-care therapies) in the MAP US study and treated with RHB‑104 for the first time in the MAP US2 study, 32% achieved remission at week 16. The top-line results and subsequent analyses were provided to us by an independent third party following an independent analysis and remain subject to completion of the independent review and analysis of the underlying data, including all safety, secondary and other outcome measures, and completion of the Clinical Study Report.

We further announced in September 2019 that following additional guidance received from the FDA on the path for potential approval of RHB‑104 for the treatment of Crohn’s disease, we have intensified our collaborations with leading laboratories in the field of detection of MAP bacteria in Crohn’s disease patients, including Baylor College of Medicine and the University of Central Florida’s College of Medicine. We do not know if and when a diagnostic test for MAP would become available. Additional FDA guidance on the potential path to approval of RHB‑104 is to be obtained prior to initiation of further clinical studies.

We continue to assess additional exploratory endpoints as data becomes available.

We have conducted several supportive studies with the current formulation of RHB‑104, including a population pharmacokinetic study that was conducted as part of the Phase 3 MAP US study.

We believe that additional clinical studies will most likely be required to support an NDA for RHB‑104, if filed.

The following chart summarizes the clinical trial history and status of RHB‑104 studies and its earlier individual active agents:

				Planned
	Development			number of	Nature and
Clinical trial	phase of the	Purpose of the	Clinical	subjects of	status of
author/designation	clinical trial	clinical trial	trial site	the trial	the trial	Schedule
Borody 2002	Phase 2a	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	12	Performed	Completed 2002
Borody 2005	Phase 2	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	52	Performed	Completed 2005
Selby	Phase 3	Examining the effect of the treatment with the product on Crohn’s disease patients	20 clinical centers in Australia	213	The trial was performed and indicated promising improvement rates, although it did not meet the main trial objective, as defined	Published in 2007
Biovail PK Study 2007	PK Study	Optimize the formulation of RHB‑104 on a PK basis	Toronto, Ontario	24	The trial compared two formulations to determine the optimum formulation for RHB‑104	Completed 2007
MAP US Study	Phase 3	Assess the safety and efficacy of RHB‑104 in Crohn’s disease patients	U.S., Canada. Israel, Australia, New Zealand, and Europe	331	Ongoing	Ongoing
MAP US2 Study	Phase 3	Assess the safety and efficacy of RHB‑104 in Crohn’s disease patients	U.S., Canada, Israel, New Zealand, and Europe	54	Ongoing	Ongoing
Drug-Drug Interaction Study	PK Study	To assess the net PK effect of multiple doses of RHB‑104 on CYP3A4 enzymes in healthy volunteers	Algorithme Pharma, Canada	36	Ended	Ended 2014
Food Effect Study	PK Study	Determine the effect of food on the bioavailability of RHB‑104 in healthy volunteers	Algorithme Pharma, Canada	84	Completed	Completed 2014

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

We had previously conducted a Phase 2a proof-of-concept study with RHB‑104 for relapsing-remitting multiple sclerosis. At the current stage, we have no intention to pursue the development of RHB‑104 for this indication.

RHB‑204

Nontuberculous Mycobacteria Infections

In light of our discussions with the FDA and positive data from the ongoing non-clinical program with RHB‑204, we plan, subject to further input from the FDA, to initiate activities related to a single pivotal Phase 3 study in mid‑2020 in support of a potential NDA filing for RHB‑204 for the treatment of Mycobacterium avium complex (MAC) disease, the most common cause of pulmonary nontuberculous mycobacteria (NTM) infection.

The study will be intended to assess the efficacy and safety of RHB‑204 as a stand-alone, first-line treatment for pulmonary NTM infections caused by MAC.

In January 2017, we announced that RHB‑204 had been granted QIDP designation by the FDA for the treatment of pulmonary NTM infections, including eligibility for Fast Track development designation by the FDA and Priority Review and an extended market exclusivity period, if approved for marketing in the U.S.

RHB‑204 is a patented fixed-dose combination product of three antibiotics intended to simplify administration and optimize compliance. Each capsule contains the same three antibiotics as RHB‑104 (clarithromycin, clofazimine, and rifabutin), but at doses unique from RHB‑104. Clarithromycin and rifabutin were selected because mycobacteria live within host cells, and these agents have intracellular activity against MAC. Further, rifabutin enhances the antimicrobial activity of clarithromycin due to increased levels of clarithromycin’s active metabolite. Selection of clofazimine was based on its activity against MAC, preferential accumulation in macrophages and bactericidal activity demonstrated in a mouse model of tuberculosis.

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

According to the American Lung Association, NTM are relatively resistant to antibiotics and can become more resistant if only one antibiotic is used. Effective treatment of NTM caused by MAC requires three drugs for at least 12 months of treatment. Currently recommended treatment regimens, drug resistance patterns, and treatment outcomes differ according to the NTM species, and management is a lengthy complicated process with limited therapeutic options (Ryu YJ et al. 2016). There is currently no approved first-line therapy for NTM lung disease. Treatment is determined based on guidelines and includes multi-drug regimens with antibiotics not approved for NTM. Adherence to the guidelines for treating NTM lung disease is suboptimal, and potentially harmful antibiotic regimens are commonly prescribed. Management of NTM disease requires prolonged use of costly combinations of multiple drugs with a significant potential for toxicity.

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

Several drug candidates are currently under development for the treatment of NTM infections, including but not limited to, Molgradex (Savara Inc.), an inhaled formulation of recombinant human GM-CSF, and LungFit™NTM (Beyond Air Inc.), an inhaled Nitric Oxide. Additionally, Insmed Incorporated has announced its intention to conduct a confirmatory study with Arikayce®  as a first-line treatment for patients with MAC lung disease. According to www.clinicaltrials.gov, there are several additional ongoing clinical studies evaluating treatments for NTM infections including, but not limited to, an investigator-sponsored Phase 2 study in the U.S. evaluating clofazimine for the treatment of pulmonary mycobacterium avium disease, and a Phase 2 study evaluating a recombinant human interleukin‑7 drug for the treatment of refractory nontuberculous mycobacterial lung disease.

Clinical Development

Although each of the three components of RHB‑204 is approved individually and has been tested extensively in humans (e.g. see RHB‑104), the formulation and doses represented by RHB‑204 have not been tested. Current plans are to start the activities for a pivotal trial for pulmonary NTM lung infection in mid‑2020. The appropriate regulatory path is currently under discussion.

The following chart summarizes the development history and status of RHB‑204:

				Planned
				number of
	Development	Purpose of	Clinical	subjects of	Status of
Trial name	phase	the trial	trial sites	the trial	the trial
CleaR-MAC Trial	Phase 3	Registration for pulmonary NTM treatment	25	100	In planning for mid‑2020

RHB‑102 (Bekinda®)

RHB‑102 (Bekinda®) is an investigational once-daily bi-modal extended-release oral formulation of ondansetron, a leading member of the family of 5‑HT3 serotonin receptor inhibitors. We are developing RHB‑102 (Bekinda®) in multiple dosage strengths. RHB‑102 (Bekinda®) is under development for the intended use in the following indications, which are novel and not yet FDA-approved indications for ondansetron targeting large potential markets:

1)	Acute gastroenteritis and gastritis - 24 mg strength
2)	Irritable Bowel Syndrome with Diarrhea (IBS-D) - lower dose strength for long-term administration

RHB‑102 (Bekinda®) utilizes a technology called CDT® that uses salts to provide an extended-release of ondansetron. The CDT® platform enables extended drug release (i.e., the measured rate of introduction of active drug) at a relatively low manufacturing cost. The proposed commercial formulation and its use are protected by Company-filed patents and pending patent applications and are being pursued internationally.

Acute Gastroenteritis and Gastritis

Acute gastroenteritis and gastritis both involve inflammation of the mucous membranes of the GI tract. Symptoms of gastroenteritis and gastritis include nausea, vomiting, diarrhea, and abdominal pain. Acute gastroenteritis and gastritis are a major cause of emergency room visits, particularly for pediatrics. If approved, RHB‑102 (Bekinda®) could potentially decrease the number of emergency room visits for patients suffering from acute gastroenteritis and gastritis by offering them an effective and long-lasting treatment, which can be taken in the comfort of their home.

Market and Competition

A single dose of RHB‑102 (Bekinda®) is intended to treat nausea and vomiting over a time window of approximately 24 hours. If approved for such use, this would be potentially advantageous for acute gastroenteritis and gastritis patients as it could help eliminate the need to take additional drugs (tablets) during the day or receiving intravenously administered drugs.

If RHB‑102 (Bekinda®) is approved for the treatment of acute gastroenteritis and gastritis, it could potentially hold substantial advantages over existing treatments. If approved, RHB‑102 (Bekinda®) could be prescribed by primary care physicians to patients early on, potentially preventing emergency room visits, dehydration and the need to provide IV fluids. There are an estimated 179 million cases of gastroenteritis in the U.S. annually (Scallan E et al. 2011).

To the best of our knowledge, there are no other 5‑HT3 serotonin receptor inhibitors indicated or in the advanced clinical stage of development in the U.S. for this indication. Patients presenting at hospitals with gastroenteritis and gastritis are often treated primarily in IV administration with antiemetic drugs not indicated or approved for this condition, off-label, including 5‑HT3 serotonin receptor inhibitors. If approved, RHB‑102 (Bekinda®) will compete with several prescription and OTC anti-emetic drugs, including but not limited to, dimenhydrinate, Nauzene®, and Emetrol®, as well as off-label use of ondansetron and other 5‑HT3 inhibitors.

We may also be exposed to potentially competitive products, which may be under development to treat acute gastroenteritis. To the best of our knowledge, a product that potentially directly competes with RHB‑102 (Bekinda®) is EUR‑1025 for controlled release of ondansetron, based on a different technology of controlled release originally developed by Eurand N.V. (now owned by Adare Pharmaceuticals, Inc.) and which completed two pivotal pharmacokinetic studies intended to establish the bioequivalence of EUR‑1025 versus Zofran® (ondansetron hydrochloride). To the best of our knowledge, EUR‑1025 was being developed for the indication of postoperative-induced nausea and vomiting, for which Zofran® and generic ondansetron were already approved. To the best of our knowledge, there has not been further clinical development of EUR‑1025 since the completion of the above-mentioned pharmacokinetic studies.

Clinical Development

In June 2017, we announced positive top-line results from the randomized, double-blind, placebo-controlled Phase 3 study (the “GUARD study”) with RHB‑102 (Bekinda®) 24 mg for acute gastroenteritis and gastritis. The study successfully met its primary endpoint and RHB‑102 (Bekinda®) 24 mg was found to be safe and well tolerated in this indication. The GUARD study evaluated the efficacy and safety of RHB‑102 (Bekinda®) 24 mg in treating acute gastroenteritis and gastritis in 321 adults and children over the age of 12. The primary endpoint of the study was the proportion of patients without further vomiting, without rescue medication, and who were not given intravenous hydration from 30 minutes post first dose of the study drug until 24 hours post-dose, compared to placebo. In September 2017, we met with the FDA to discuss the study results and the clinical and regulatory path toward potential marketing approval of RHB‑102 (Bekinda®) 24 mg in the U.S. Following the guidance provided at the meeting and additional guidance provided thereafter, we are currently advancing preparations toward a confirmatory Phase 3 study to support a potential NDA with RHB‑102 (Bekinda®) 24 mg for acute gastroenteritis and gastritis.

Final results from the GUARD study showed improvement to the primary efficacy outcome by 21% in the Intent to Treat (ITT) population; 65.6% of RHB‑102 (Bekinda®)  treated patients as compared to 54.3% of placebo patients (p=0.04; n=192 in the RHB‑102 (Bekinda®)  group and n=129 in the placebo group). In the Per Protocol (PP) population, which included patients who met all protocol entry criteria and for which the diagnosis of gastroenteritis was confirmed (n=177 in the RHB‑102 (Bekinda®)  group and n=122 in the placebo group), RHB‑102 (Bekinda®)  improved the efficacy outcome by 27%; 69.5% of patients in the RHB‑102 (Bekinda®)  group vs. 54.9% in the placebo group, (p=0.01). An imbalance in baseline nausea was noted, with worse nausea in the RHB‑102 (Bekinda®)  treated group. In a post hoc analysis, when results were adjusted for baseline nausea, the p-value for the ITT population was 0.0152, and for the PP population was 0.0037. RHB‑102 (Bekinda®)  24 mg was also shown to be safe and well tolerated; electrocardiogram results showed no adverse changes with treatment. The benefit observed with RHB‑102 (Bekinda®) is evident across the spectrum of severity of nausea at baseline, including in patients with very severe nausea, suggesting that the drug works regardless of the initial severity of gastroenteritis.

The lead investigator for the Phase 3 study was Dr. Robert A. Silverman, MD, MS, Associate Professor at the Hofstra North Shore-LIJ School of Medicine and an emergency medicine specialist.

In September 2019, we had a follow-up meeting with the FDA regarding our efforts to design a study acceptable to the agency to seek the FDA’s approval for pediatric labeling for RHB‑102 (Bekinda®), as required by the FDA pursuant to the Pediatric Research Equity Act. We are continuing our discussions with the FDA to prepare an agreed-upon pediatric study plan for filing with the FDA.

The following chart summarizes the clinical trial history and status of RHB‑102 (Bekinda®) for gastroenteritis and gastritis:

Planned
	Development			number of	Nature and
Clinical trial	phase of the	Purpose of the	Clinical	subjects	status of
name	clinical trial	clinical trial	trial site	of the trial	the trial	Schedule
GUARD Study	Phase 3	Randomized double-blind placebo-controlled Phase 3 study in acute gastroenteritis and gastritis	21 sites in the U.S.	321	Evaluated the safety and efficacy of RHB‑102 (Bekinda®) in acute gastroenteritis and gastritis	Completed 2017
TBD	Confirmatory Phase 3	Support a potential NDA with RHB‑102 (Bekinda®) 24 mg for acute gastroenteritis and gastritis	TBD	TBD	TBD	TBD

We cannot predict with certainty our development costs, and such costs may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

Irritable Bowel Syndrome with Diarrhea (IBS-D)

Irritable bowel syndrome (IBS) is a multifactorial disorder marked by recurrent abdominal pain or discomfort and altered bowel function. Certain factors that alter GI function can contribute to IBS symptoms, including stress, prior gastroenteritis, and changes in the gut microbiome, bile acids and short-chain fatty acids, which may stimulate 5‑HT3 serotonin release and increase colonic permeability and motility. (Source: http://www.mayoclinic.org/medical-professionals/clinical-updates/digestive-diseases/better-agents-needed-irritable-bowel-syndrome-diarrhea).

In preliminary studies, ondansetron has demonstrated activity in IBS-D (Garsed K, Chernova J, Hastings M, et al. Gut Published Online First December 12, 2013). Unlike alosetron (a currently approved 5‑HT3 antagonist in IBS-D), ondansetron has not been noted to cause ischemic colitis (FDA labeling for Lotronex® (alosetron), 2010; FDA labeling for Zofran® (ondansetron), 2014).

In light of the activity of ondansetron demonstrated in the preliminary studies described above, and because of its extended-release properties and once-daily dosing, we believe RHB‑102 (Bekinda®) is a promising candidate for the treatment of IBS-D.

Market and Competition

IBS is one of the most common GI disorders. According to publications by Saito YA. et al. (The American Journal of Gastroenterology, 2002) and by Lovell RM et al. (Clinical Gastroenterology and Hepatology, 2012), it is estimated that up to 30 million Americans may suffer from IBS. Of the three subtypes of IBS, IBS-D is the most prevalent diagnosed subtype in the seven major markets, with an estimated 8.3 million diagnosed prevalent cases in 2019, according to a report by GlobalData.

To the best of our knowledge, there is one other 5‑HT3 serotonin receptor inhibitor indicated for this indication in the U.S. – alosetron (currently marketed under the brand name Lotronex® by Sebela Pharmaceuticals and generic versions marketed by Actavis plc, Hikma, Par Pharmaceuticals, and Amneal Pharmaceuticals). However, alosetron is approved only for the treatment of IBS in women with severe chronic IBS-D and its indication is restricted to those patients for whom the benefit-to-risk balance is most favorable due to infrequent, but severe, adverse reactions. The active ingredient in RHB‑102 (Bekinda®), ondansetron, is approved by the U.S. FDA as an oncology support antiemetic and has a good safety profile. Therefore, we believe that RHB‑102 (Bekinda®), if approved for the treatment of IBS-D in the U.S., may provide improved safety while maintaining efficacy and has the potential to be a preferred 5‑HT3 serotonin receptor inhibitor treatment for patients suffering from IBS-D. Ramosetron, another 5‑HT3 serotonin receptor inhibitor (marketed under the brand name Irribow® by Astellas Pharma Inc. and generic versions marketed by Pfizer Japan, Takeda Pharmaceuticals, Fuji Pharma and additional companies), is marketed for the treatment of IBS-D and for chemotherapy-induced nausea and vomiting in Japan, South Korea, China and India, and for and postoperative nausea and vomiting in South Korea and India. To the best of our knowledge, there is currently no clinical development of ramosetron for marketing approval in the U.S. for any indication.

If approved, RHB‑102 (Bekinda®) will compete with several prescription drugs indicated for IBS-D, including but not limited to Xifaxan® (rifaximin), marketed in the U.S. by Bausch Health, and Viberzi® (eluxadoline), marketed in the U.S. by Allergan plc., as well as additional prescription drugs, generic drugs, and over-the-counter products indicated for IBS-D or for symptomatic relief of diarrhea and pain.

In addition, there are currently additional drug candidates in development by other companies for the treatment of IBS-D in the U.S.

Clinical Development

In January 2018, we announced positive final results from the Phase 2 clinical study of RHB‑102 (Bekinda®) 12 mg for the treatment of IBS-D. The randomized, double-blind, placebo-controlled Phase 2 study evaluated the efficacy and safety of RHB‑102 (Bekinda®) 12 mg in 126 subjects over 18 years old at 16 clinical sites in the U.S. The study successfully met its primary endpoint, improving the primary efficacy outcome of stool consistency.

RHB‑102 (Bekinda®) was also shown to be safe and well tolerated in this indication. No serious adverse events or new or unexpected safety issues were noted in the study. In September 2018, we announced that we concluded a positive End-of-Phase 2 Type B meeting with the FDA discussing the clinical and regulatory pathway toward potential FDA approval of RHB‑102 (Bekinda®) for the treatment of IBS-D. We are currently finalizing the design of two pivotal Phase 3 studies with RHB‑102 (Bekinda®) for the treatment of IBS-D.

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

The RHB‑102 (Bekinda®)12 mg Phase 2 study successfully met its primary endpoint, improving the primary efficacy outcome of stool consistency response (in accordance with the FDA guidance definition) by an absolute difference of 20.7%, with 56.0% responders of subjects treated with RHB‑102 (Bekinda®) (n=75) vs. 35.3% responders of the placebo subjects (n=51) (p=0.036). While not powered for statistical significance of the secondary efficacy endpoints, the study suggested clinically meaningful improvement in both secondary efficacy endpoints of abdominal pain response and overall response (combined stool consistency and abdominal pain response). Final results from the Phase 2 study demonstrated that RHB‑102 (Bekinda®)  12 mg improved the overall worst abdominal pain response rate by 11.5% vs. placebo (50.7% with RHB‑102 (Bekinda®)  12 mg (n=75) vs. 39.2% with placebo (n=51); (p=0.278)) and the overall response improved by an absolute difference of 14.5% in favor of the RHB‑102 (Bekinda®) 12 mg arm (40.0% with RHB‑102 (Bekinda®) 12 mg (n=75) vs. 25.5% with placebo (n=51); (p=0.135)).

RHB‑102 (Bekinda®) 12 mg was also shown to be safe and well tolerated. No serious adverse events or new or unexpected safety issues were noted in the study. In September 2018, we announced that we concluded a positive End-of-Phase 2/Pre-Phase 3 (Type B) meeting with the FDA discussing the clinical and regulatory pathway toward potential FDA approval of

RHB‑102 (Bekinda®) 12 mg for the treatment of IBS-D. We plan to finalize the design of two pivotal Phase 3 studies with RHB‑102 (Bekinda®)  for the treatment of IBS-D.

The Company has initiated formulation work to formulate RHB‑102 at lower dosages to help support planned pediatric studies. In December 2019, we received confirmation from the FDA that it has agreed with our Initial Pediatric Study Plan (iPSP).

The following chart summarizes the clinical trial history and status of RHB‑102 (Bekinda®) for IBS-D:

Planned
	Development			number of	Nature and
Clinical trial	phase of the	Purpose of the	Clinical	subjects	status of
name	clinical trial	clinical trial	trial site	of the trial	the trial	Schedule
-	Phase 2	Randomized double-blind placebo-controlled Phase 2 study in IBS-D	16 sites in the U.S.	126	Evaluating the safety and efficacy of RHB‑102 (Bekinda®) 12 mg in IBS-D	Completed 2018
TBD	Phase 3	Randomized double-blind placebo-controlled Phase 3 study in IBS-D	TBD	TBD	TBD	TBD

We cannot predict with certainty our development costs and such costs may be subject to change. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

RHB‑106

RHB‑106 is an investigational tablet intended for the preparation and cleansing of the GI tract prior to the performance of abdominal procedures, including diagnostic tests such as colonoscopy, barium enema or virtual colonoscopy, as well as surgical interventions, such as a laparotomy.

As noted above, we acquired the rights to RHB‑106 pursuant to an agreement with Giaconda Limited. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of Talicia®, RHB‑104, and RHB‑106.”

In December 2019, we provided a notice of termination of the worldwide exclusive license agreement we had entered into on February 27, 2014, with Salix Pharmaceuticals, Ltd. (“Salix, which was later acquired by Valeant Pharmaceuticals International, Inc. (“Valeant”), and subsequently renamed Bausch Health. As a result of the termination of the Salix licensing agreement, we regained the exclusive worldwide rights to the RHB‑106 encapsulated formulation for bowel preparation.

Market and Competition

It is estimated that approximately 19 million colonoscopies are performed annually in the U.S., according to a 2018 iDATA research report. The annual number of procedures in the U.S. is increasing, presumably due to the rising awareness of colorectal cancer.

If approved, RHB‑106 will compete with several products in the U.S., including but not limited prescription products such as PrepoPik® (marketed by Ferring Pharmaceuticals), Clenpiq® (marketed by Ferring Pharmaceuticals), Suprep® (marketed by BrainTree Laboratories Inc. (acquired by Sebela Pharmaceuticals)), OsmoPrep®, MoviPrep® and Plenvu® (marketed by Bausch Health). There are currently additional bowel preparations in development by other companies, including programs from Sebela Pharmaceuticals in advanced stages of development.

To the best of our knowledge, the main competitors of RHB‑106 are GI cleansing products based on polyethylene glycol (PEG 3350). These products are delivered in the form of  a water-soluble powder and require users to drink between 2‑4 liters of solution before the performance of the gastroenterological procedure. In addition to the need to drink considerable amounts of a solution, a common side effect that raises difficulties with users is the accompanying harsh and unpleasant taste, leading to potential difficulties with patient compliance. RHB‑106 offers the potential for improved patient compliance because it is tasteless and eliminates the need for drinking several liters of the ill-flavored electrolyte solution. RHB‑106 also potentially has an advantage compared to currently available tablet products in the field in that it does not contain sodium phosphate, an active ingredient linked with a risk of nephrotoxicity.

Products administered in the form of tablets or capsules that were released on the market in the U.S., such as OsmoPrep®, are based on a chemical substance called sodium phosphate. In December 2008, the FDA published a severe warning against the use of these products due to rare but severe side effects linked to kidney damage. As a consequence of this development, the FDA required in 2008 that oral sodium phosphate products carry a severe warning (black box label).

The potential advantage of RHB‑106 over the current competitor products of the PEG 3350 type, MoviPrep®, as well as over products such as PicoPrep®, is that it is administered in an oral tablet, permits the patient to drink any clear liquid with the product and spares the patient the exposure to the unpleasant taste that may accompany these products. RHB‑106 also does not fall under the black box warning against nephrotoxicity issued by the FDA in December 2008 with respect to currently marketed sodium phosphate capsule preparations.

Clinical Development

The following chart summarizes the clinical trial history and status of RHB‑106:

	Development			Number of	Nature and
Clinical	phase of the	Purpose of the		subjects of	status of	Performance
trial name	clinical trial	clinical trial	Clinical site	the trial	the trial	schedule
-	Phase 2a	Comparison of the product’s effectiveness and safety with an existing product	Center for Digestive Disease, Australia	60	Completed	Completed in 2005

ABC294640 (Yeliva®)

ABC294640 (Yeliva®) is an investigational new drug that is a proprietary, first-in-class, orally-administered SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. The compound originally designated as ABC294640 received an international non-proprietary name, opaganib, in the Recommended INN: List 79, 2018.

ABC294640 (Yeliva®) inhibits SK2, a lipid kinase that catalyzes the formation of the lipid signaling molecule sphingosine 1‑phosphate (“S1P”). S1P promotes cancer growth and proliferation and pathological inflammation, including TNFα signaling and other inflammatory cytokine production. Specifically, by inhibiting the SK2 enzyme, ABC294640 (Yeliva®) blocks the synthesis of S1P which regulates fundamental biological processes such as cell proliferation, migration, immune cell trafficking and angiogenesis, and is also involved in immune-modulation and suppression of innate immune responses from T cells.

On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee Biotechnology Corporation (Apogee), pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to ABC294640 (Yeliva®) and, as noted above, received an international non-proprietary name, opaganib, in 2018) and additional intellectual property for all indications. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for ABC294640 (Yeliva®).”

Market and Competition

ABC294640 (Yeliva®) is currently being developed for several potential indications, including for the treatment of cholangiocarcinoma (bile duct cancer) and prostate cancer.

Cholangiocarcinoma (bile duct cancer) is a highly lethal malignancy. According to the American Cancer Society report, approximately 8,000 people are diagnosed with intrahepatic and extrahepatic bile duct cancers annually in the U.S., with recent studies showing an increased incidence of cholangiocarcinoma, mainly attributed to recent advancements in the diagnosis of this disease (Gores GJ, Hepatology, 2003). Surgery with complete resection is currently known to be the only curative therapy for cholangiocarcinoma; however, only a minority of patients are classified as having a resectable tumor at the time of diagnosis. Additional treatment options include radiation therapy and chemotherapy, but the efficacy of these treatments in cholangiocarcinoma patients is also limited and the prognosis for relapse patients who have failed initial chemotherapy is very poor, with an overall median survival of approximately one year (Valle J, et al. New Eng J, Med 2010). The 5‑year relative survival rates of intrahepatic and extrahepatic cholangiocarcinoma patients range between 2% to 24%, depending on the tumor type and stage at diagnosis, according to the American Cancer Society. There are several drugs in late-stage clinical development for cholangiocarcinoma.

Prostate cancer is the second most common cancer and the leading cause of cancer death in American men. The American Cancer Society estimates that approximately 191,900 new cases of prostate cancer will be diagnosed in 2020. Prostate cancer is more likely to develop in older men and in African-American men. Treatment options depend on each case and include surgery, radiotherapy, cryotherapy, chemotherapy, hormone therapy, and immunotherapy. There are several approved drugs indicated for treatment of prostate cancer, as well as several drugs in development for U.S. approval.

Clinical Development

ABC‑108: Advanced Unresectable Cholangiocarcinoma

A Phase 2a clinical study with ABC294640 (Yeliva®) in patients with advanced, unresectable, intrahepatic, perihilar and extrahepatic cholangiocarcinoma is ongoing at Mayo Clinic’s major campuses in Arizona and Minnesota, University of Texas MD Anderson Cancer Center, the Huntsman Cancer Institute, University of Utah Health and at Emory University. In September 2018, we announced that the study achieved its pre-specified efficacy goal for the first stage of the two-stage study design, and as a result, the study has continued to its second stage. Treatment with ABC294640 (Yeliva®), Part 1 of the study, is designed to enroll 39 evaluable patients, with enrollment expected to be completed by the end of 2019. In October 2019, an expansion cohort for cotreatment of ABC294640 (Yeliva®) and hydroxychloroquine sulfate (HCQ) was submitted to the FDA. Enrollment of this cotreatment cohort, Part 2 of the study, is expected to begin in the first quarter of 2020. The cohort will consist of two phases: Phase 1, an accelerated dose escalation run-in with enrollment of up to 15 patients evaluable for safety and tolerability, and Phase 2, treatment of 20 patients evaluable in the Phase 1 determined dose to determine safety and tolerability.

The primary objective of Part 1 is to determine the response rate (RR) of cholangiocarcinoma defined as objective responses (OR), i.e. complete and partial responses (CR, PR) plus stable disease (SD) of at least four months to treatment with ABC294640 (Yeliva®). The primary endpoint of Part 2 is to determine Durable Disease Control Rate (DDCR), defined as Disease Control Rate (DCR) of at least four months’ duration to treatment with ABC294640 (Yeliva®)  and HCQ.

In April 2017, the FDA granted ABC294640 (Yeliva®) orphan drug designation for the treatment of cholangiocarcinoma. The orphan drug designation allows us to benefit from various development incentives to develop ABC294640 (Yeliva®) for this indication, including tax credits for qualified clinical testing, the waiver of a prescription drug user fee (PDUFA) upon submission of a potential NDA and, if approved, a seven-year marketing exclusivity period (subject to certain exceptions) for the treatment of cholangiocarcinoma.

EAP for the Treatment of Advanced Unresectable Cholangiocarcinoma

An EAP is for eligible participants who do not qualify for participation in, or who are otherwise unable to access, the ongoing clinical trial ABC‑108 for advanced unresectable cholangiocarcinoma. This program is designed to provide access to ABC294640 (Yeliva®) for the treatment of cholangiocarcinoma prior to approval by the local regulatory agency. We cannot predict how long this program will continue, and we may decide for various reasons, including but not limited to resources and availability of ABC294640 (Yeliva®), not to continue with the EAP.

ABC‑103: Refractory or Relapsed Multiple Myeloma

A Phase 1b study with ABC294640 (Yeliva®) for the treatment of refractory or relapsed multiple myeloma was performed in heavily pretreated patients at Duke University Medical Center. A total of 13 patients were enrolled and treated in three dose cohorts. While efficacy was not the primary endpoint of the Phase 1b study, of ten evaluable subjects, one patient achieved a very good partial response. The study was supported by a $2 million grant from the National Cancer Institute (NCI) Small Business Innovation Research Program awarded to Apogee Biotechnology Corporation, in conjunction with Duke University, with additional support from us.

The study ended in line with the NCI grant expiration in May 2019. Data analysis is ongoing with the final report expected to be completed in February 2020.

The primary endpoints of the first portion of the study (Phase 1) were to assess safety and determine the maximum tolerated dose in this group of patients. Secondary objectives included assessment of antitumor activity and determination of the PK and pharmacodynamic (PD) properties of ABC294640 (Yeliva®) in refractory or relapsed multiple myeloma patients.

At the current stage, we have no intention to pursue the development of ABC294640 (Yeliva®) for this indication.

ABC‑101: Advanced Solid Tumors

A Phase 1 study, first-in-man evaluation of ABC294640 (Yeliva®) in advanced solid tumors was completed in the summer of 2015. Final results demonstrated that the study, conducted at the Medical University of South Carolina (MUSC), successfully met its primary and secondary endpoints, demonstrating that the compound is well tolerated and can be safely administered to cancer patients at doses predicted to have therapeutic activity.

Twenty-one patients with advanced solid tumors were treated with ABC294640 (Yeliva®) in the study, the majority of who were GI cancer patients, including pancreatic, colorectal and cholangiocarcinoma cancers.

The study included the first-ever longitudinal analysis of plasma S1P levels as a potential pharmacodynamic biomarker for activity of a sphingolipid-targeted drug. Administration of ABC294640 (Yeliva®) resulted in a rapid and pronounced decrease in levels of S1P with several patients having prolonged stabilization of disease.

The study was supported by grants from the U.S. National Cancer Institute (NCI) awarded to MUSC Hollings Cancer Center, an NCI-Designated Cancer Center, and from the FDA Office of Orphan Products Development (OOPD) awarded to Apogee.

ABC‑106: Advanced Hepatocellular Carcinoma

An investigator-sponsored Phase 2 study to evaluate the safety and efficacy of ABC294640 (Yeliva®) as a second-line monotherapy in patients with advanced hepatocellular carcinoma (“HCC”) was initiated at the Medical University of South Carolina (“MUSC”) Hollings Cancer Center, the Mayo Clinic campus at Arizona and the University of Maryland.

The study was led by Dr. Carolyn Britten, MUSC, and was planned to enroll up to 39 patients who have experienced tumor progression following treatment with first-line single-agent sorafenib (Nexavar®).

In September 2019, we announced that The National Cancer Institute (NCI) grant that was previously awarded to the MUSC to support a study with ABC294640 (Yeliva®) in hepatocellular carcinoma (HCC) had been diverted to support a Phase 2 study with ABC294640 (Yeliva®) for a different indication, prostate cancer (ABC‑107). At the current stage, we have no intention to pursue the development of ABC294640 (Yeliva®) for the HCC indication.

ABC‑107: Prostate Cancer

The investigator-sponsored study “A Phase 2 Study of the Addition of Opaganib to Androgen Antagonists in Patients with Prostate Cancer Progression on Enzalutamide or Abiraterone” is expected to be initiated by early 2020 at MUSC Hollings Cancer Center and at two to three additional U.S. sites later that year. The study will be led by Dr. Michael B. Lilly.

This is a Phase 2 efficacy study of ABC294640 (Yeliva®) in patients with metastatic castration-resistant prostate cancer that is progressing during treatment with androgen signaling blockers, abiraterone or enzalutamide. The study will consist of an initial safety “run in” cohort in which patients will receive ABC294640 (Yeliva®) along with continuation of prior abiraterone or enzalutamide to document tolerability in this new patient population and to document the effects of ABC294640 (Yeliva®) on blood prostate-specific antigen (PSA) levels. Provided that there is no untoward toxicity in these patients, there will be two additional cohorts with up to 27 patients each of patients with worsening disease during abiraterone or enzalutamide treatment. These patients will continue previous androgen blocking agents (abiraterone or enzalutamide, and gonadotropin-releasing hormone GnRH receptor agonist/antagonist). The primary objective of the study is to measure the proportion of patients with disease control during ABC294640 (Yeliva®) plus abiraterone or enzalutamide treatment using a composite metric based on PSA, bone scan, and RECIST measurements per Prostate Cancer Working Group 3 (PCWG3) criteria.

ABC‑104: Oncology Support, Radioprotectant: Prevention of Radiation-Associated Mucositis in the Treatment of Head and Neck Cancer

A Phase 1b study to evaluate ABC294640 (Yeliva®) as a radioprotectant in head and neck cancer patients undergoing therapeutic radiotherapy is currently on hold.

ABC‑105: Moderate to Severe Ulcerative Colitis (“UC”)

A Phase 2 study to evaluate the efficacy of ABC294640 (Yeliva®) in patients with moderate to severe UC by the proportion of patients who are in remission at the end of treatment is currently on hold.

ABC‑109: Food Effect Study in Healthy Subjects

A Phase 1, randomized, open-label, single-dose, 3‑treatment, 3‑period, 6‑sequence crossover study designed primarily to evaluate the effect of a standardized meal on the absorption and bioavailability of ABC294640 (Yeliva®) in healthy subjects, was completed in the U.S. in January 2018. The study also evaluated the effect of the administration of a solution of ABC294640 (Yeliva®) via nasogastric (NG) tube on the absorption and bioavailability of ABC294640 (Yeliva®). Twenty-three eligible, healthy, male and female adult subjects were randomized to receive ABC294640 (Yeliva®) orally in a state of fast, fed or as a solution by NG tube (after tube feeding). 17 subjects received all three treatments. All three treatments, though maximum concentration was lower when the drug was given orally in the fed state as compared to fasted, nasogastric administration after tube feeding led to intermediate results. Subjects experienced fewer gastrointestinal side effects when the drug was given in the fed state than fasted, but the pharmacodynamic effect, as reflected in the decrease in sphingosine‑1‑phosphate, the product of the target enzyme, was no lower after fed than fasted administration. Thus, the results indicated that ABC294640 (Yeliva®) may be given after eating, with improved tolerance and no loss of pharmacodynamic effect.

The following chart summarizes the clinical trial history and status of ABC294640 (Yeliva®):

Planned
	Development	Purpose of		number of	Nature and
Clinical trial	phase of the	the clinical	Clinical	subjects of	status of
name	clinical trial	trial	trial site	the trial	the trial	Schedule
ABC‑108	Phase 2a	A study for the treatment of advanced, unresectable intrahepatic, perihilar and extrahepatic cholangiocarcinoma with ABC294640 (Yeliva®) and co-treatment with ABC294640 (Yeliva®) and HCQ	Multicenter study across the U.S.	Up to 105105	Ongoing	Ongoing
ABC‑107 (103193 MUSC Study ID)	Phase 2

An add-on study for prostate cancer patients who progressed on enzalutamide or abiraterone. The proportion of patients with disease control during treatment with ABC294640 (Yeliva®) and enzalutamide or abiraterone will be measured

			Medical University of South Carolina, Charleston, U.S. and collaborating sites (multicenter, U.S.)	Up to 54	In planning	Initiation in Q1 2020
ABC‑103	Phase 1b/2	Safety and efficacy study in patients with refractory or relapsed multiple myeloma that have previously been treated with proteasome inhibitors and immunomodulatory drugs	Duke University, North Carolina, U.S.	Ended	Ended after Phase 1	Ended
ABC‑101	Phase 1	Safety, PK and pharmacodynamic study in patients with advanced solid tumors	Medical University of South Carolina, Charleston, U.S.	22	Completed. Final results indicate the study drug is well tolerated and can be safely administered to cancer patients	Completed 2015
ABC‑106	Phase 2	Investigator-Sponsored Safety and Efficacy Study in Patients with Advanced Hepatocellular Carcinoma Who Have Progressed on Sorafenib	Medical University of South Carolina, Charleston, U.S. and collaborating sites (Multicenter, U.S.)	From 12 to 39	Withdrawn and replaced with ABC‑107 in prostate cancer (103193 MUSC Study ID)	Withdrawn
ABC‑104	Phase 1b	Safety and efficacy study in the prevention of mucositis in combination with radiotherapy for treatment of squamous head and neck carcinoma	Multicenter study across the U.S.	Up to 32	TBD	TBD
ABC‑105	Phase 2	A study for the treatment of moderate to severe ulcerative colitis	Multicenter study	Up to 94	TBD	TBD
ABC‑109	Phase 1	Assessment of the effect of food on the absorption and bioavailability of ABC294640, also as a solution via nasogastric (NG) tube under fed conditions	ICON Early Phase Services, San-Antonio, TX, U.S.	23	Completed	Completed 2018

We cannot predict with certainty our development costs, and such costs may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

RHB‑107 (Upamostat; formerly Mesupron)

RHB‑107 (Upamostat; formerly Mesupron) (INN: upamostat) is an investigational new drug, which we are seeking to market as a proprietary small molecule, first-in-class, potent serine protease inhibitor administered by oral capsule.

We believe that RHB‑107 has a unique potency and specificity that suggests it may be a new non-cytotoxic approach to cancer therapy, as well as other indications of high unmet need such as inflammatory digestive diseases and inflammatory lung diseases.

As mentioned under “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for RHB‑107”, on June 30, 2014, we signed an exclusive license agreement for this oncology therapeutic candidate. Under this agreement, we are responsible for all development, regulatory and commercialization of RHB‑107 in the entire world, excluding China, Taiwan, Macao, and Hong Kong.

In October 2017, the FDA granted RHB‑107 orphan drug designation for the treatment of pancreatic cancer. The orphan drug designation allows us to benefit from various development incentives to develop RHB‑107 (Upamostat; formerly Mesupron) for this indication, including tax credits for qualified clinical testing, waiver of a PDUFA upon submission of a potential marketing application and, if approved, a seven-year marketing exclusivity period (subject to certain exceptions) for the treatment of pancreatic cancer.

Market and Competition

RHB‑107 is an investigational new drug, to be marketed upon approval as an orally-administered protease inhibitor with several potential mechanisms of action to inhibit tumor invasion and metastasis and has been developed for the treatment of solid tumor cancers, including GI cancers, with the focus on locally advanced non-metastatic pancreatic cancer.

Data from non-clinical studies indicate that WX-UK1, the active metabolite of RHB‑107, is a potent and specific inhibitor of five human serine proteases (trypsin‑3, trypsin‑2, trypsin‑1, matriptase‑1, and trypsin‑6). Several of these serine proteases are associated with cancer progression and metastasis. The non-clinical studies suggest new potential therapeutic applications of WX-UK1 in oncology and inflammatory gastrointestinal diseases.

Pancreatic cancer is characterized as a disease with very high unmet need in oncology. The American Cancer Society estimates that approximately 57,600 new cases of pancreatic cancer will be diagnosed in 2020, with an expected mortality of 47,050, representing one of the poorest prognoses across the GI cancers.

There are several drugs in late-stage clinical development for pancreatic cancer.

See also “– ABC294640 (Yeliva®) – Market and Competition” for information on cholangiocarcinoma.

Clinical Development

Several Phase 1 studies and two Phase 2 proof-of-concept studies have been completed with RHB‑107. The first Phase 2 trial in locally advanced non-metastatic pancreatic cancer and the second trial in metastatic breast cancer established the therapeutic candidate’s safety and tolerability profile. The Phase 2 trials with RHB‑107 in both indications failed to demonstrate significant improvement in either progression-free survival or overall survival.

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

We are working on several oncology projects evaluating multiple clinical candidates, including RHB‑107 as a component spanning oncology and inflammatory digestive disease indications where a strong unmet medical need exists. We have also pursued patent protection in cancer therapy for various combinations of drugs with different mechanisms of action that achieve synergistic effects. Currently, the portfolio includes two U.S. patents, one pending U.S. patent application, and 10 foreign pending patent applications.

We are planning a pilot study for the combination of RHB‑107 and Yeliva® in patients with advanced, unresectable intrahepatic, perihilar and extrahepatic cholangiocarcinoma.

In March 2018, we announced that a new mechanism of action for RHB‑107, inhibition of trypsin‑3 was identified. We are currently evaluating the potential utilization of RHB‑107 in several GI and oncology indications.

We cannot predict with certainty our development costs, and such costs may be subject to change. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

Ebola Virus Disease Therapy

We completed the first part of a preclinical in-vivo study (2 out of the 3 proposed actives). The preliminary results were evaluated in conjunction with the U.S. National Institute of Allergy and Infectious Diseases and demonstrated statistical significance of the combination of two of RedHill our molecular candidates. The second part of the study (all three actives combined) has not yet been initiated. In May 2018, we received a new U.S. patent for our experimental Ebola therapy.

Acquisition, Commercialization and License Agreements

Acquisition of Talicia®, RHB‑104, and RHB‑106

On August 11, 2010, we entered into an asset purchase agreement with Giaconda Limited, a publicly-traded Australian company, pursuant to which Giaconda Limited transferred all of its patents, tangible assets, production files, regulatory approvals and other data related to the “Heliconda”, “Myoconda” and “Picoconda” products to us. We renamed these products Talicia®,  RHB‑104, and RHB‑106, respectively. Giaconda Limited further transferred to us products in process, product samples and raw materials, as well as certain rights of first refusal with respect to intellectual property in relation to digestive condition treatments. The agreement excluded the transfer of the rights to two products of Giaconda Limited that are not related to Talicia®,  RHB‑104, and RHB‑106. However, to the extent that the intellectual property associated with these two other products may be required for the research, development, manufacture, registration, import/export, use, commercialization, distribution, sale or offer for sale of any of Talicia®,  RHB‑104, and RHB‑106, Giaconda Limited granted us an exclusive worldwide assignable right to such intellectual property for such purposes. The closing of this transaction occurred on August 26, 2010.

We paid Giaconda Limited in consideration for the assets purchased by us an initial amount of $500,000. We and Giaconda Limited also agreed that, until the expiration of the last patent transferred to us, we will pay to Giaconda Limited 7% of net sales from the sale of the products by us and 20% of the consideration (including royalties received by us) from sublicensees, in each case, only after we recoup the amounts and expenses exceeding an approved budget.

Under the agreement, none of Giaconda Limited, the developer of the products, nor any of their respective affiliates may compete with us or assist others to compete with us with respect to the products and acquired technology. Such non-compete undertaking will be in force for a period of time of up to 10 years from the date of the agreement.

The agreement provides that, should we elect not to proceed with the registration proceedings, or the maintenance of any patent transferred to us, we will notify Giaconda Limited and Giaconda Limited will have the right to proceed with the registration, maintenance, development and commercialization of such patent at its expense. Should Giaconda Limited exercise such right, it will be entitled to all amounts received in connection with sales relating to such patent.

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

In connection with the license agreement with Salix (later acquired by Bausch Health), dated February 27, 2014, described below, we amended the asset purchase agreement and related agreements by excluding from the non-compete undertakings of Giaconda Limited and certain of its affiliate products, technology, and related activities in the purgative field and excluded from such non-compete undertakings certain of Giaconda Limited’s affiliates. Subsequently, we recognized revenues in 2014 and paid Giaconda Limited an additional amount of $1 million. On February 27, 2014, we amended the asset purchase agreement with Giaconda Limited to cancel the buyback right and agreed that we would pay Giaconda Limited 20% of all amounts received by us from Bausch Health under the license agreement, without first recouping amounts and expenses and notwithstanding the expiration of any relevant patents.

Exclusive License Agreement for Aemcolo®

On October 17, 2019, we entered into a strategic collaboration with Cosmo, which includes an exclusive license agreement for the U.S. rights to Aemcolo® and a simultaneous private investment by Cosmo of $36.3 million in the Company at $7.00 per ADS, with a 180‑day transfer restriction.

Under the terms of the license agreement, Cosmo granted us the exclusive rights to commercialize Aemcolo® in the U.S. for travelers’ diarrhea and agreed to act as the exclusive supplier of Aemcolo®. The license agreement also grants us certain rights related to the potential development of additional indications for Aemcolo®, as well as arrangements related to other pipeline therapeutic candidates of Cosmo. There are two pediatric studies that are required to be completed to satisfy the PREA requirements and also with required milestone dates. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Our Approved and Commercial Products in the U.S. – Aemcolo® – Regulatory Status.”

Concurrently with the simultaneous private investment by Cosmo, as part of the license agreement we issued to a wholly-owned subsidiary of Cosmo 1,714,286 ADSs at an agreed value of $12.0 million, as an upfront payment for the rights granted under the license, corresponding to a price per ADS of $7.00, with a 180‑day transfer restriction. These ADSs are in addition to the ADSs issued to Cosmo as part of the $36.3 million investment discussed above. In addition, we agreed to pay Cosmo a royalty percentage in the high twenties on net sales generated from the commercialization of Aemcolo® in the U.S. The license agreement further provides for potential regulatory and commercial milestone payments to Cosmo totaling up to $100.0 million, which, based on our current expectations and assumptions, are not currently expected to be made in the next 12 months. In connection with the subscription agreement, Cosmo has nominated for appointment one member to our board of directors.

The agreement includes various representations, warranties, covenants, indemnities, limitations of liability and other provisions. The license agreement provides for the right of termination for either party in the event of an uncured material breach committed by the other party and grants either party to terminate at its discretion under certain conditions.

The foregoing summary is qualified in its entirety by reference to the Exclusive License Agreement with Cosmo, which is filed as an exhibit hereto.

License Agreement for Movantik®

On February 23, 2020, we entered into the AstraZeneca License Agreement pursuant to which AstraZeneca will grant to us (by way of sublicense) exclusive, worldwide (excluding Europe, Canada, and Israel) development and commercialization rights to Movantik® (naloxegol) and certain rights to the underlying compound. The AstraZeneca License Agreement is subject to HSR Clearance and will not become effective until the expiration or earlier termination of the applicable waiting period (or any extension thereof) and the satisfaction of certain closing conditions. Movantik®, which was developed using Nektar’s oral small molecule polymer conjugate technology, is part of the exclusive worldwide license agreement announced on September 21, 2009, between AstraZeneca and Nektar.

Under the terms of the AstraZeneca License Agreement, we have agreed to pay AstraZeneca an up-front payment of $52,500,000 and, within 18 months from the date the AstraZeneca License Agreement becomes effective, an additional upfront amount of $15,000,000. In addition, we have assumed responsibility for certain milestone and royalty payments payable to Nektar depending on net sales (as defined in the AstraZeneca License Agreement) for the licensed product.

At closing of the transaction, AstraZeneca will also transfer to us its co-commercialization agreement with Daiichi Sankyo for Movantik®. Following such transfer, we expect to lead all U.S. commercialization activities for Movantik® and will continue to share investment costs with, and pay sales-related commissions to, Daiichi Sankyo under that agreement.

AstraZeneca granted us an exclusive, sublicensable license under AstraZeneca’s patents and know-how to develop, sell and otherwise exploit Movantik®  in the relevant territories under which RedHill was granted a license. We will take over and control the current consolidated litigation relating to ANDA filed under the Hatch-Waxman Act. We will bear all costs associated with research, development, and commercialization (except to the extent shared with Daiichi Sankyo) of Movantik® in our territory.

The AstraZeneca License Agreement includes various representations, warranties, covenants, indemnities and other provisions customary for transactions of this nature. The AstraZeneca License Agreement also provides for the right of termination for either party in the event of an uncured material breach committed by the other party.

The foregoing summary is qualified in its entirety by reference to the AstraZeneca License Agreement, which is filed as an exhibit hereto.

Supply Agreement for Movantik®

On February 23, 2020, we entered into a supply agreement with AstraZeneca pursuant to which AstraZeneca will, subject to and following the potential closing of our in-license under the AstraZeneca License Agreement, assist us with certain technology transfers to enable us to manufacture Movantik® through our own supply chain (including through third parties) and, pending completion of such technology transfers, supply us with our requirements for Movantik®  on an interim basis. The agreement also provides for AstraZeneca to supply us with our requirements of related API for an agreed period. All products supplied by AstraZeneca under the agreement are required to have been manufactured in accordance with, and comply in all material respects with, certain standards.

The agreement will expire in accordance with its terms once the supply terms for Movantik® and associated API have each expired or terminated, and will automatically terminate if, and to the extent that, the AstraZeneca License Agreement is terminated. The agreement also provides for a right of termination for either party in the event of an uncured material breach committed by the other party, and we also have certain additional rights to terminate the agreement.

The agreement includes various representations, warranties, covenants, indemnities, limitations of liability and other provisions.

The foregoing summary is qualified in its entirety by reference to the supply agreement, which is filed as an exhibit hereto.

Transitional Services Agreement for Movantik®

On February 23, 2020, we entered into a transitional services agreement with AstraZeneca pursuant to which AstraZeneca will, subject to and following the potential closing of our in-license under the AstraZeneca License Agreement, provide certain transitional services with respect to Movantik® to us on an interim basis pending the transfer of certain agreements, arrangements, and responsibilities to us.

Pursuant to the agreement, AstraZeneca will provide certain services to us relating to the sale of Movantik® on our behalf during an agreed period following potential closing under the AstraZeneca License Agreement. During such period we will be entitled under the agreement to receive an agreed sales margin from sales of Movantik. The agreement also provides for the provision by AstraZeneca of various other services to us during certain agreed periods. Under the terms of the agreement, if we agree with AstraZeneca to extend the period for which any service is provided by AstraZeneca, the fees payable by us for such service may be increased by an agreed percentage.

The agreement will terminate on a service-by-service basis until the earliest of (i) the end date agreed for such service, (ii) the expiration or earlier termination of the AstraZeneca License Agreement, and (iii) an agreed long-stop date.

The agreement includes various representations, warranties, covenants, indemnities, limitations of liability and other provisions.

License Agreement for ABC294640 (Yeliva®)

On March 30, 2015, we entered into an exclusive license agreement with Apogee, a privately-held biotech company located in Hummelstown, Pennsylvania, U.S., under which Apogee granted us the exclusive, worldwide development and commercialization rights to ABC294640 (which we then renamed to ABC294640 (Yeliva®) and received an international non-proprietary name, opaganib, in 2018) and additional intellectual property rights. ABC294640 (Yeliva®) is a proprietary, first-in-class, orally-administered SK2 inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3 million. In addition, we undertook to pay up to an additional $2 million in potential development milestone payments and potential tiered royalties starting in the low double-digits. Such potential royalties are due until the later of: (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2019, we paid Apogee the initial amount of $3 million. The license agreement will stay in effect as of its effective date unless terminated earlier as described in the agreement. We are entitled to terminate the agreement at any time upon 30 days’ prior written notice to Apogee. The agreement also provides for the right of termination for each party in the event of a material breach committed by the other party.

License Agreement for RHB‑107 (Upamostat; formerly Mesupron)

On June 30, 2014, we entered into an exclusive license agreement with Wilex AG (which later changed its name to Heidelberg Pharma AG, “Heidelberg”), a German biopharmaceutical company focused on oncology, under which Heidelberg granted us the exclusive worldwide (excluding China, Hong Kong, Taiwan, and Macao) development and commercialization rights for all indications to RHB‑107.

In consideration for the license, we paid Heidelberg an upfront payment of $1 million. We have agreed to pay Heidelberg tiered royalties on net revenues, ranging from mid-teens up to 30%.

The license agreement will stay in effect as long as we are required to make royalty payments. We are entitled to terminate the agreement at any time on 30 days’ written notice to Heidelberg. The agreement also provides the right of termination for each party in the event of a breach.

License Agreement for MAP diagnostic test related to RHB‑104

On September 18, 2011, we entered into a license agreement with the University of Central Florida pursuant to which we were granted an exclusive license for all indications and medical uses to a patent-protected diagnostic test aimed at identifying the presence of MAP bacterial DNA in peripheral blood through DNA testing. The license covers the future commercial use of the test, including its manufacture, marketing, sale, and commercialization.

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

Additional License Agreements related to MAP diagnostic test for RHB‑104

On December 27, 2014, we entered into a license agreement with the University of Minnesota (UoM) pursuant to which we were granted an exclusive license for all indications and medical uses to a patent-protected designation of certain DNA sequencing.

Master Service Agreement with Loonhills R&D Inc. (formerly 7810962 Canada Inc.)

On April 28, 2011, we entered into a master service agreement, which was later amended, with Loonhills R&D Inc., our Canadian service provider for various project management services. The agreement allowed our Canadian service provider to enter into service agreements with third parties for the relevant services. The agreement may be terminated by either party upon 30 days’ advance notice.

The agreement with our Canadian service provider provides that certain research and development services related to our projects will be carried out pursuant to our specific requests and upon the signing of specific agreements for each project. Such agreements must include a description of the required services, service terms and fees. To date, we, through our Canadian service provider, have entered into manufacturing, clinical services and regulatory agreements, mainly related to RHB‑104.

Furthermore, pursuant to the agreement, the Canadian service provider may provide us with a discount on the research and development services with respect to incentive programs from various authorities that may be granted to the Canadian service provider in the future. As of December 31, 2019, the estimated discount we will receive from our Canadian service provider is approximately $0.06 million.

Termination of the Exclusive License Agreement with Bausch Health Companies Inc.

In December 2019, we provided a notice of termination to terminate the worldwide exclusive license agreement we had entered into on February 27, 2014, with Salix (now Bausch Health), as amended, pursuant to which we had licensed to Salix the exclusive worldwide rights to the RHB‑106 encapsulated formulation for bowel preparation and rights to other purgative developments. The termination of the licensing agreement became effective on December 25, 2019. As a result of the termination of the Salix licensing agreement, we regained the exclusive worldwide rights to the RHB‑106 encapsulated formulation for bowel preparation.

Expiration of the Exclusive Co-Promotion Agreement for Donnatal®

In December 2019, we did not extend the exclusive co-promotion agreement, dated December 30, 2016, previously entered into with a subsidiary of ADVANZ Pharma, an international specialty pharmaceutical company, pursuant to which we were responsible for certain promotional activities related to Donnatal® in certain U.S. territories.

Termination of the Commercialization Agreement for Esomeprazole Strontium Delayed-Release Capsules 49.3 mg

In September 2019, we terminated the agreement with ParaPRO LLC (“ParaPRO”) which granted us in August 2017 the exclusive rights to promote Esomeprazole Strontium Delayed-Release Capsules 49.3 mg to gastroenterologists in certain U.S. territories.

Termination of the Exclusive License Agreement for EnteraGam®

In January 2020, we provided a notice of termination to terminate the exclusive license agreement we had entered into in April 2017, with Entera Health, a U.S. privately-owned company, pursuant to which we were granted an exclusive license to use the related EnteraGam®  trademarks, URL and other related intellectual property for the sale and distribution of

EnteraGam® in the U.S. during the term of the agreement. We were required to pay Entera Health royalties based on net sales as provided in the agreement. The termination of the licensing agreement became effective on February 8, 2020.

Expiration of the Co-Promotion Agreement for Mytesi®

In January 2020, we did not extend the term of the co-promotion agreement from June 2018, with Napo, a human health company and a wholly-owned subsidiary of Jaguar Health, Inc., pursuant to which Napo granted us exclusive U.S. rights to co-promote Mytesi® (crofelemer 125 mg delayed-release tablets) for the approved indication in people living with HIV/AIDS with respect to certain gastroenterologists and other healthcare practitioners in certain U.S. territories.

Clinical Services Agreements

Clinical Services Agreement related to RHB‑104

On June 15, 2011, we entered into an agreement with our Canadian service provider which entered into a back-to-back agreement with PharmaNet Canada Inc., (subsequently a subsidiary of inVentiv Health Clinical, Inc., which became Syneos), an international CRO company for the purpose of performing the clinical trial for RHB‑104. Syneos is a leading provider of global drug development services to pharmaceutical and biotechnology companies, offering therapeutically specialized capabilities for Phase 1‑4 clinical development, and pursuant to the agreement, is responsible for the performance of the clinical trial, including entering into agreements with medical centers to perform the trial, supervision of the performance and progress of the trial and the analysis of the results, all pursuant and subject to applicable regulatory requirements.

Pursuant to this agreement and subsequent amendments, Syneos is entitled to receive compensation in connection with the MAP US study, as well as reimbursement of investigator grant costs and pass-through costs to be paid during the trial. The payments are spread over the period of the clinical trial based upon quarterly administration fees and milestone payments based on patient recruitment, completion of subject dosing and report preparation, investigators’ grants paid to research centers that participate in the trial, as well as reimbursement of certain expenses. These fees, however, are partial costs for the RHB‑104 program and may increase in accordance with the final clinical trial protocol, length of the study and payments to be made to third parties, such as investigator grants costs and additional service providers, including other clinical research organizations.

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

Expanded Access Program (EAP)

We have adopted an Expanded Access Program (“EAP”), allowing patients with life-threatening diseases potential access to our investigational new drugs that have not yet received regulatory marketing approval. Expanded access (sometimes referred to as “compassionate use”) is possible outside of our clinical trials, under certain eligibility criteria, when a certain investigational new drug is needed to treat a life-threatening condition and when there is some clinical evidence suggesting that the drug might be effective for that condition. Patients who qualify for our EAP do not meet the eligibility criteria or are incapable of participating in our clinical trials for such therapeutic candidate or there is no clinical trial accessible to such patients. Following the adoption of the program, we continue to receive patient requests to obtain access to our investigational drugs. Subject to the evaluation of eligibility and all other necessary regulatory, reporting and other conditions and approvals required in all relevant jurisdictions, we provide certain patients with an investigational new drug under the EAP.

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

Patents and Patent Applications

We have rights, either through assignment, asset purchase or in-licensing, to a total of approximately 250 issued patents and 85 patent applications. The patents and patent applications are registered in the U.S. and other key jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

The patent positions of companies such as ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

Talicia®

The patent portfolio protecting Talicia® currently includes four U.S. patents, two pending U.S. patent applications, and over 20 foreign patents and patent applications. The patents provide patent protection through 2034.

Aemcolo®

This patent portfolio was in-licensed by us from Cosmo Technologies Ltd. as part of our license agreement for Aemcolo®. The U.S. patent portfolio consists of four issued patents and one pending patent application. The four issued patents protect the commercial product and its approved method of use.

Movantik®

Subject to the potential closing of our in-license for Movantik®, we will in-license patents and trademarks from AstraZeneca AB as part of the AstraZeneca License Agreement. The Orange Book lists six U.S. patents, two of which are directed to the approved use for the treatment of opioid-induced constipation. However, the entire licensed patent portfolio consists of ten U.S. patents, one pending patent application, over fifty foreign patents and about a dozen pending foreign patent applications.

RHB‑104 – Inflammatory Bowel Disease

The patent portfolio protecting RHB‑104 and its use in treating inflammatory bowel disease currently includes six U.S. patents, one pending U.S. patent application, and 33 foreign patents and patent applications, providing patent protection through 2029.

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

RHB‑104 – Multiple Sclerosis (“MS”)

The patent portfolio protecting the use of RHB‑104 for treating relapsing-remitting multiple sclerosis includes one U.S. patent and over 20 foreign patents and patent applications, providing patent protection through 2032.

RHB‑204 – Nontuberculous Mycobacterium (NTM) Infections

The patent portfolio protecting RHB‑204 currently includes three U.S. patents, European patent application, and one pending Hong Kong application, providing protection through 2029.

RHB‑102 (Bekinda®) - Gastritis, Gastroenteritis and IBS-D

The patent portfolio protecting RHB‑102 (Bekinda®) and its use currently includes two U.S. patents, two pending U.S. patent applications, and over 30 foreign patents and patent applications, providing patent protection through 2034.

RHB‑106 - Bowel Preparation

The patent portfolio protecting RHB‑106 and its use currently includes two issued U.S. patents, one pending U.S. patent application, and 12 foreign patents and patent applications, providing patent protection through 2033.

ABC294640 (Yeliva®) - Oncology, inflammatory and GI Indications

This patent portfolio was in-licensed by us from Apogee Biotechnology Corp. ABC294640 (Yeliva®) is a first-in-class, proprietary SK2 inhibitor, administered orally, with anti-cancer and anti-inflammatory activities, targeting a number of potential oncology, inflammatory and GI indications. These patents relate to sphingosine kinase inhibitors, pharmaceutical compositions, methods of preparing the inhibitors, methods of treating inflammatory diseases using the inhibitors, methods of treating cancer using the inhibitors, and methods for inhibiting sphingosine kinase.

The patent portfolio covering ABC294640 (Yeliva®) includes 4 U.S. patents and over 18 foreign patents and patent applications, providing patent protection through 2028.

RHB‑107 (Upamostat; formerly Mesupron) – Oncology

This patent portfolio was in-licensed by us from Wilex AG, now known as Heidelberg Pharma AG. RHB‑107 is a first-in-class protease inhibitor administered by oral capsule. The RHB‑107 patent portfolio includes patents directed to the new chemical entity, WX‑671, WX-UK1, the active metabolite of WX‑671, pharmaceutical compositions comprising WX‑671 (RHB‑107), methods of synthesizing WX‑671 and WX-UK1, and methods of use. The portfolio includes 15 issued U.S. patents and over 60 foreign patents and patent applications, providing patent protection through 2027.

Ebola

The patent portfolio covers RedHill’s proprietary experimental therapy for the treatment of the Ebola virus disease. The portfolio consists of one U.S. patent, 1 pending U.S. patent application, and 7 pending international patents and patent applications.

RHB‑108 – Combination Cancer Therapy

RedHill has also pursued patent protection in cancer therapy for various combination of drugs with different mechanisms of action which achieve synergistic effects. Currently, the portfolio includes two U.S. patents, 1 pending U.S. patent application, and 10 foreign pending patent applications.

Trademarks

Our principal trademarks, including RedHill, Redhill Biopharma, Talicia, Bekinda, Yeliva, and their related logos, are registered with the United States Patent and Trademark Office. We have also filed registration applications for non-U.S. trademarks in other countries in which we do or plan to do business. Brand names appearing in this annual report are trademarks of RedHill Biopharma Ltd. except for:

•	trademarks used or that may be or have been used under license by RedHill or its affiliates, such as Aemcolo®, a trademark of Cosmo Technologies Ltd.

Not all trademarks related to investigational agents have been authorized as of the date of this annual report by the relevant health authorities; for instance, the Bekinda® and Yeliva® trade names have not been approved by the FDA.

Government Regulations and Funding

Pharmaceutical companies are subject to extensive regulation by national, state and local agencies such as the FDA in the U.S., the Ministry of Health in Israel, or the EMA. The manufacture, clinical trials, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. To manufacture both new therapeutic drug candidates for clinical trials and approved therapeutic drugs for sale and distribution in the U.S., we must follow the rules and regulations in accordance with current cGMP codified in 21 CFR 210 and 211. Additionally, we are responsible for ensuring that the API in each therapeutic drug or therapeutic drug candidate is manufactured in accordance with the International Conference on Harmonization (“ICH”) Q7 guidance that has been adopted by the FDA. Further, we are required to conduct clinical trials that present data indicating that our therapeutic drug candidates are safe and efficacious in accordance with the current good clinical practice and codified in 21 CFR 312. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or not allow us to manufacture or market our products, and we may be criminally prosecuted. We and our contract manufacturers and clinical research organizations may also be subject to regulations under other federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. Further, the U.S. government has increased its enforcement activity regarding fraud and abuse and illegal marketing practices in the healthcare industry. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act.

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

FDA Approval Process for New Molecular Entities

Our therapeutic drug candidates are classified as New Molecular Entities. The steps required to be taken before therapeutic drug candidate may be marketed in the U.S. generally include:

•	completion of preclinical laboratory and animal testing;
•	the submission to the FDA of an investigational new drug, or IND, application which must be evaluated and found acceptable by the FDA before human clinical trials may commence;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug therapeutic candidate for its intended use; and
•	the submission and approval of an NDA.

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

The clinical testing of a therapeutic drug candidate generally is conducted in three sequential phases prior to approval, but the phases may overlap or be combined. However, safety information should be submitted before the initiation of a subsequent clinical phase. A fourth, or post-approval phase may include additional clinical studies. The phases are generally as follows:

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

Phase 3. Phase 3 studies typically involve an expanded patient population at geographically-dispersed test sites and involve control groups taking a reference compound or a placebo (an inactive compound identical in appearance to the study compound). They are performed after preliminary evidence suggesting the effectiveness of the therapeutic candidate has been obtained and are designed to evaluate clinical safety and efficacy further, to establish the overall benefit-risk relationship of the therapeutic candidate and to provide an adequate basis for a potential product approval. Phase 3 studies usually involve several hundred to several thousand participants.

Phase 4. Phase 4 clinical trials are postmarketing studies designed to collect additional safety data as well as potentially expand a product indication. Postmarketing commitments may be required of, or agreed to by, a sponsor after the FDA has approved a therapeutic drug candidate for marketing. These studies are used to gain additional information from the treatment of patients in the intended therapeutic indication and to verify a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. These clinical trials are often referred to as Phase 4 post-approval or postmarketing commitments. Failure to promptly conduct Phase 4 clinical trials could result in the inability to deliver the product into interstate commerce, misbranding charges, and civil monetary penalties.

Clinical trials must be conducted in accordance with the FDA’s GCP requirements. The FDA may order the temporary or permanent discontinuation of a clinical study at any time or impose other sanctions if it believes that the clinical study is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. An institutional review board, or IRB, generally must approve the clinical trial design and patient informed consent at study sites that the IRB oversees and also may halt a study, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. The FDA recommends that a data safety monitoring board should be used to perform regular interim analysis for long-term clinical studies where safety concerns may be unusually high. This group recommends whether or not a trial may move forward at designated checkpoints based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives or competitive climate.

As a therapeutic candidate moves through the clinical testing phases, manufacturing processes are further defined, refined, controlled and validated. The level of control and validation required by the FDA would generally increase as clinical studies progress. We and the third-party manufacturers on which we rely for the manufacture of our therapeutic drugs and therapeutic drug candidates and their respective API are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. In addition to our third-party API manufacturers, we are responsible for ensuring that our third-party excipient manufacturers conform to cGMP requirements. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping, and other requirements.

Assuming completion of all required testing in accordance with all applicable regulatory requirements, detailed information on the therapeutic candidate is submitted to the FDA in the form of an NDA, requesting approval to market the product for one or more indications, together with payment of a user fee, unless waived. An NDA includes all relevant data available from pertinent nonclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the chemistry, manufacture, control and proposed labeling, among other things. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the therapeutic candidate for its intended use to the satisfaction of the FDA.

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

After the FDA evaluates the NDA and conducts a pre-approval inspection of all manufacturing facilities where the drug therapeutic candidate or its API will be produced, it will either approve commercial marketing of the drug therapeutic candidate with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct postmarketing testing. The FDA may also request a Phase 4 clinical trial to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of products for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival benefit of the drug therapeutic candidate.

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

The Hatch-Waxman Amendments permit the applicant to rely upon certain published nonclinical or clinical studies conducted for an approved product or the FDA’s conclusions from a prior review of such studies. The FDA may require companies to perform additional studies or measurements to support any changes from the approved product. The FDA may then approve the new product for all or some of the labeled indications for which the reference product has been approved, as well as for any new indication supported by the NDA. While references to nonclinical and clinical data not generated by the applicant or for which the applicant does not have a right of reference are allowed, all development, process, stability, qualification and validation data related to the manufacturing and quality of the new product must be included in an NDA submitted under Section 505(b)(2).

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

GAIN Act

The FDA’s Generating Antibiotic Incentives Now (GAIN) Act is intended to encourage the development of new antibiotic drug therapeutic candidates for the treatment of serious or life-threatening infections. For products that receive QIDP designation under the Act, the Act provides Fast-Track development status with an expedited development pathway and Priority Review status, which potentially provides shorter review time by the FDA of a future potential marketing application. Following FDA approval, an additional five years of U.S. market exclusivity applies, received on top of the standard exclusivity period.

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

Due to the breadth of some of these laws, it is possible that some of our current or future practices might be challenged under one or more of these laws. In addition, there can be no assurance that we would not be required to alter one or more of our practices to comply with these laws. Evolving interpretations of current laws or the adoption of new federal or state laws or regulations could adversely affect the arrangements we may have with sales personnel, healthcare providers, and patients. Our risk of being found in violation of these laws is increased by the fact that some of these laws are open to a variety of interpretations. If our past or present operations, practices, or activities are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, damages, fines, disgorgement, contractual remedies, reputational harm, diminished profits, and future earnings, if any, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

C.          Organizational Structure

Our wholly-owned and only subsidiary, Redhill Biopharma Inc., was incorporated in Delaware on January 19, 2017.

D.          Property, Plant and Equipment

We lease approximately 826 square meters of office space, a 27‑square meter warehouse and eleven parking spaces in the “Platinum” building at 21 Ha’arba’a Street, Tel-Aviv, Israel. The projected yearly gross rental expenses are approximately $440,000 per year. Since 2018, we have been subleasing a portion of the office space to a tenant, and the lease payment is approximately $74,000 per year. The term under our lease agreement will expire on January 31, 2026. These offices have served as our corporate headquarters since April 2011.

The Company also entered into an operating lease agreement for the U.S. offices it uses. The agreement will expire on July 31, 2024. The projected yearly rental expenses are approximately $400,000 per year.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly those in “Item 3. Key Information – D. Risk Factors.”

Company Overview

We are a specialty biopharmaceutical company primarily focused on the commercialization and development of proprietary drugs for GI diseases. Our primary focus is to become a revenue-generating, GI-focused, specialty biopharmaceutical company through our commercial presence in the U.S. to support current and potential future commercialization of our therapeutic candidates and products approved for marketing, including Talicia®. From inception of the Company to the end of the period covered by this Annual Report, we invested a total of $5.4 million on in-licensing and acquisitions of therapeutic candidates and related technologies. Subject to the potential closing of the agreement for the in-license for Movantik®, we expect to invest $67.5 million for the rights to the product.

On November 1, 2019, the FDA approved Talicia® (omeprazole1 10 mg, amoxicillin 250 mg, and rifabutin 12.5 mg) delayed-release capsules for marketing in the U.S. for the treatment of Helicobacter pylori (H. pylori) infection in adults, which is the first product we developed to be approved for marketing. We plan to launch Talicia® in the U.S. in the first quarter of 2020 with our dedicated sales force.

We have funded our operations primarily through public and private offerings of our securities. Because our primary focus had been developing therapeutic candidates and because we have not yet generated sufficient revenues from commercialization of our current commercial products, we cannot estimate when and if we will generate sufficient revenues to sustain our business operations in accordance with our plan, or profits in the future from our therapeutic candidates and commercial products.

Depending on the specific development program, our therapeutic candidates are designed to exhibit greater efficacy and provide improvements over existing drugs in various ways, including by one or more of the following: by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage. Where applicable, and subject to various considerations including resources, we intend to seek FDA approval for the commercialization of certain of our therapeutic candidates through the alternative Section 505(b)(2) regulatory path under the FDCA, and in corresponding regulatory paths in other foreign jurisdictions. Our current pipeline consists of six therapeutic candidates, most in late-stage clinical development.

We generate our pipeline of therapeutic candidates by identifying, rigorously validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that we believe exhibit a relatively reasonable probability of therapeutic and commercial success. We have one product which we developed internally which has been approved for marketing and, to date, none of our therapeutic candidates has generated meaningful sales. We plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements with pharmaceutical companies outside the U.S. on a global and territorial basis or, in the case of commercialization in the U.S., independently with our dedicated commercial operations. We also evaluate, on a case by case basis, co-development, co-promotion, licensing and similar arrangements.

We are currently focused primarily on the commercialization in the U.S. of GI-related products, including Aemcolo®  (rifamycin) and the planned launch of Talicia®. We plan to commence commercializing Talicia® in the first quarter of 2020. In addition, we also continue to develop our pipeline focused on clinical-stage GI therapeutic candidates and look for opportunities to leverage our commercial presence and capabilities in the U.S. to support the potential future launch of our GI-related therapeutic candidates currently under development, if approved by the FDA, or FDA-approved products which we may acquire in the future. We used our U.S. sales force to promote Donnatal®, Mytesi®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and to commercialize EnteraGam®,  which we no longer promote or commercialize.

[1]	Each delayed-release capsule contains omeprazole 10 mg (equivalent to 10.3 mg omeprazole magnesium) in addition to amoxicillin 250 mg and rifabutin 12.5 mg.

The following is a description of our two current commercial products and six therapeutic candidates, most in late-stage clinical development:

Commercial Products

Talicia® is a proprietary new drug approved for marketing in the U.S. for the treatment of H. pylori bacterial infection in adults. Talicia® is a three-drug combination of omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for the digestion of food in the stomach), amoxicillin and rifabutin, which are antibiotics. Talicia® is administered to patients orally. On November 1, 2019, the FDA approved Talicia® for marketing in the U.S. for the treatment of H. pylori infection in adults. Talicia®  has a total of eight years of U.S. market exclusivity. Talicia® is the first therapeutic candidate we developed to be approved by the FDA. We plan to launch Talicia® in the U.S. in the first quarter of 2020 with our dedicated sales force.

Aemcolo® (containing 194 mg of rifamycin), is an orally-administered, minimally absorbed antibiotic that is delivered to the colon, approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults.

In December 2019, we commenced the commercialization of Aemcolo® in certain territories in the U.S.

Therapeutic Candidates

RHB‑104 is intended to treat Crohn’s disease, which is a serious inflammatory disease of the GI system that may cause severe abdominal pain and bloody diarrhea, malnutrition and potentially life-threatening complications. RHB‑104 is a patented combination of clarithromycin, clofazimine, and rifabutin, three generic antibiotic ingredients, in a single capsule. The compound was developed to treat Crohn’s disease through the targeting of MAP infection. In October 2019, we announced full week 52 results for all subjects in the previously announced Phase 3 MAP US study of RHB‑104 with subjects with moderate to severe Crohn’s disease and supportive top-line results from the open-label extension Phase 3 MAP US2 study. The full week 52 results of blinded treatment in the MAP US study with RHB‑104 were consistent with the previously reported positive outcomes of the study. The study continued to meet its primary endpoint of clinical remission, further supporting the potential clinical benefit of treatment with RHB‑104.

On August 11, 2010, we entered into an asset purchase agreement with Giaconda Limited, pursuant to which we acquired ownership rights in patents, tangible assets, production files, and regulatory approvals and other data and certain third-party agreements related to Talicia®, RHB‑104, and RHB‑106 in exchange for $500,000 and royalty payments of 7% of net sales and 20% of sublicense fees, in each case, only after we recoup the amounts and expenses exceeding the approved budget. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of Talicia®, RHB‑104, and RHB‑106.”

RHB‑204 is a patented fixed-dose combination product of three antibiotics that will simplify administration and optimize compliance. Each capsule contains the same components as RHB‑104 (clarithromycin, clofazimine, and rifabutin) but at unique doses. Final dose selection for the pending pivotal trial is ongoing, and current plans are to start activities for a pivotal trial for NTM lung infection in mid‑2020. The appropriate regulatory path is currently under discussion.

RHB‑102 (Bekinda®) is a once-daily bi-modal extended-release oral formulation of ondansetron, a leading member of the family of 5‑HT3 serotonin receptor inhibitors, intended to treat nausea, vomiting and diarrhea symptoms experienced in some people suffering from acute gastroenteritis, gastritis, and IBS-D. On May 2, 2010, we received a worldwide, exclusive and perpetual license to use patents and know-how relating to CDT®  technology from SCOLR Pharma, Inc. in exchange for an up-front payment of $100,000. SCOLR announced during 2013 that it had ceased business operations, and we entered into a License Agreement with Temple University to secure direct rights to patents related to the CDT® platform. SCOLR had itself licensed those patents from Temple University, the original owner of the patents.

ABC294640 (Yeliva®) is a proprietary, first-in-class, orally-administered SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. The compound originally designated as ABC294640 received an international non-proprietary name, opaganib, in the Recommended INN: List 79,

2018. On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee, pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to ABC294640 (Yeliva®) and as noted above, received an international non-proprietary name, opaganib, in 2018) and additional intellectual property for all indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3 million, of which the total amount has been paid, as well as up to $2 million in potential development milestone payments, and tiered royalties starting in the low double-digits. For more information regarding this agreement, see “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for ABC294640 (Yeliva®).”

RHB‑107 (Upamostat; formerly Mesupron) (INN: upamostat) is a proprietary small molecule, first-in-class, potent serine protease inhibitor administered by oral capsule. We believe that RHB‑107 has a unique potency and specificity that suggests it may be a new non-cytotoxic approach to cancer therapy, as well as other indications of high unmet need such as inflammatory digestive diseases and inflammatory lung diseases. On June 30, 2014, we acquired from Heidelberg the exclusive development and commercialization rights to RHB‑107, excluding China, Hong Kong, Taiwan, and Macao, for all indications. We made an upfront payment to Heidelberg of $1.0 million with potential tiered royalties on net revenues, ranging from mid-teens up to 30%. We are responsible for all development, regulatory and commercialization of RHB‑107. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for RHB‑107.”

RHB‑106 is a tablet intended for the preparation and cleansing of the GI tract prior to the performance of abdominal procedures, including diagnostic tests such as colonoscopy, barium enema or virtual colonoscopy, as well as surgical interventions, such as a laparotomy. We acquired ownership rights in patents, tangible assets, production files, and regulatory approvals and other data and rights in certain third-party agreements related to RHB‑106 pursuant to the Asset Purchase Agreement with Giaconda Limited described above. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of Talicia®, RHB‑104, and RHB‑106.” On February 27, 2014, we entered into a licensing agreement with Salix (later acquired by Bausch Health) pursuant to which Bausch Health is granted the exclusive worldwide rights to our RHB‑106 encapsulated formulation for bowel preparation, and rights to other purgative developments.

Components of Statements of Comprehensive Loss

Revenues

In 2019, 2018 and 2017, revenues consisted of revenues with respect to commercialization and promotional activities of our commercial products.

Cost of Revenues

Direct costs related to the revenues, such as cost of goods sold and royalties to third parties.

Research and Development Expenses

See “Item 5. Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses” below.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees, directors and consultants and professional services. Other significant general and administrative expenses include medical affairs, office-related expenses, travel, conferences, and others.

Selling, Marketing and Business Development Expenses

Selling, Marketing and Business Development expenses consist primarily of compensation for employees and consultants dedicated to marketing activities with the Company’s commercialized and promoted products and professional services.

Other significant selling, marketing and business development expenses include product samples, car fleet, travel, conferences, office-related expenses, and others.

Financial Income and Expenses

Financial income and expenses consist of non-cash financing expenses in connection with changes in the fair value of derivative financial instruments, interest earned on our cash, cash equivalents, and short-term bank deposits, bank fees, interest, and finance changes for lease liabilities and other transactional costs and expense or income resulting from fluctuations of the U.S. dollar against other currencies, in which a portion of our assets and liabilities are denominated like NIS, for example.

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

Impairment of Intangible Assets –

Since the development of our therapeutic candidates has not yet been completed and they are defined as research and development assets acquired by us, we review, on an annual basis or when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. We make judgments to determine whether indications are present that require reviewing the impairment of these intangible assets. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using the estimated Company’s post-tax weighted average cost of capital (“WACC”) which was approximately 15% for all the reported years in these financial statements.

The main estimates used in calculating the recoverable amount include: outcome of the therapeutic candidates R&D activities; probability of success in gaining regulatory approval, size of potential market and the Company’s asset’s specific share in it and amount and timing of projected future cash flows.

Since the above require certain judgments and the use of estimates, actual results may differ from our estimations and as a result, would decrease our related actual results.

Estimated fair value and useful economic life of Aemcolo® Rights –

The rights granted under the exclusive license agreement for the U.S. rights to Aemcolo®  were acquired in exchange for our ADSs and were recognized at fair value at the acquisition date. We determined the fair value of these rights on the basis of discounted future cash flow calculations risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using the estimated Company’s WACC, as described above. The valuation was based on a number of judgments and estimates, including the size of potential market, Aemcolo®’s peak market share and the period in which it will be reached and amount and timing of projected future cash flows.

Moreover, the Company determined the asset’s useful economic life, over which the asset will be amortized on a straight-line basis from its acquisition. The main estimate used in determining the useful life was the anticipated duration of sales of the product after its expiration.

Revenue Recognition –

Our revenue from the sale of products is recognized at a point in time when control over the product is transferred to the customer (upon delivery), at the net selling price, which reflects reserves for variable consideration, including discounts and allowances. The transaction price in these arrangements is the consideration we expect to be entitled to from the customer. The consideration promised in a contract with the Company’s customers may include fixed amounts and variable amounts. We estimate the variable consideration and include it in the transaction price using the most likely outcome method, and only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

In determining the amounts of certain of these variable considerations to include in a contract’s transaction price, commencing with the quarter ended June 30, 2020, we will be required to make significant judgments and estimates. We expect we will consider all the facts and circumstances associated with both the risk of a revenue reversal arising from an uncertain future event and the magnitude of the reversal if that uncertain event were to occur. Actual amounts of consideration ultimately received may differ from our estimates. If actual results in the future vary from our original estimates, we will adjust these estimates, which would affect net revenue from sales of products and earnings in the period such changes in estimates become known. The main estimates used in determining the amounts of the variable consideration to include in the transaction price are:

•	Allowance for rebates and coupons based on historical and estimated utilization of the rebate and discount programs, at the time the revenues are recognized; and
•

The amount of product sales that may be returned by our customers. Where historical rates of return exist, we use historical return patterns as a basis to establish a returns reserve for products shipped to customers. For newly launched products for which we currently do not have historical data of product returns, we estimate product returns based on available industry data for comparable products, our own sales information, our visibility into the inventory remaining in the distribution channel and product dating.

Recent Accounting Pronouncements

The recent accounting pronouncements are set forth in Note 2 to our audited consolidated financial statements beginning on page F‑1 of this Annual Report.

A.          Operating Results

History of Losses

Since inception in 2009, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. As of 2017, we started to accumulate losses also from our commercial operations. We may continue to incur additional losses, which may be substantial over the next several years, as our commercial operations are expected to continue to expand. We also expect to continue and expand our research and development activities over time and this will require further resources. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain substantial additional funds. As of December 31, 2019, we had an accumulated deficit of approximately $208.4 million.

We expect to continue to fund our operations over the next several years through revenues generated from the commercialization of our commercial products, public or private equity offerings, debt financings, non-dilutive financings, commercialization of our therapeutic candidates, if approved, or products we may commercialize or promote in the future.

Quarterly Results of Operations

The following tables show our unaudited quarterly statements of operations for the periods indicated. We have prepared this quarterly information on a basis consistent with our audited financial statements.

Three Months Ended

	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
	2017				2018				2019
Statements of operations	U.S. dollars in thousands
Net revenues	—	483	1,523	2,001	2,445	2,350	2,206	1,359	1,737	1,563	1,401	1,590
Cost of revenues	—	272	935	919	930	725	598	584	417	425	629	788
Research and development expenses, net	8,137	8,434	8,106	8,292	6,416	6,044	6,624	5,778	5,372	6,972	2,799	2,276
Selling, marketing and business development	605	3,376	4,189	3,844	3,170	3,123	3,040	3,153	3,136	4,147	4,892	6,158
General and administrative expenses	1,315	1,940	2,258	2,512	1,924	2,015	1,680	1,887	2,025	2,399	2,925	4,132
Other expenses	45	—	—	800	—	—	—	—		—	—	—
Operating loss	10,102	13,539	13,965	14,366	9,995	9,557	9,736	10,043	9,213	12,380	9,844	11,764
Financial income	1,556	2,523	150	3,966	134	156	133	2,403	374	1,546	170	260
Financial expenses	50	7	1,697	13	74	1,717	480	44	1,031	74	161	187
Net loss	8,596	11,023	15,512	10,413	9,935	11,118	10,083	7,684	9,870	10,908	9,835	11,691

Our quarterly revenues and operating results have varied in the past and are expected to vary in the future due to numerous factors, and in particular in connection with the planned launch of Talicia®. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Segment Information

Commencing 2017, the Company has two segments, Commercial Operations, and Research & Development. The Commercial Operations segment covers all areas relating to commercial sales and operating expenses directly related to that activity. The Research and Development segment includes all activities related to the research and development of therapeutic candidates.

Below is a table summarizing the financial results of the two segments for the years ended December 31, 2019, and December 31, 2018.

	Year Ended December 31,			Year Ended December 31,
	2019			2018
	Commercial	Research and		Commercial	Research and
December 31, 2019:	Operations	Development	Consolidated	Operations	Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	6,291	—	6,291	8,360	—	8,360
Cost of revenues	2,259	—	2,259	2,837	—	2,837
Gross profit	4,032	—	4,032	5,523	—	5,523
Research and development expenses, net	—	17,419	17,419	—	24,862	24,862
Selling, marketing and business development expenses	16,854	1,479	18,333	11,329	1,157	12,486
General and administrative expenses	5,173	6,308	11,481	2,795	4,711	7,506
Other expenses	—	—	—	—	—	—
Operating loss	17,995	25,206	43,201	8,601	30,730	39,331

Comparison of the Year Ended December 31, 2019, to the Year Ended December 31, 2018

Net Revenues

Net Revenues for the year ended December 31, 2019, were $6.3 million, compared to $8.4 million for the year ended December 31, 2018. The decrease was attributed mainly to the competitive landscape surrounding Donnatal® and EnteraGam®.

Cost of Revenues

Cost of Revenues for the year ended December 31, 2019, was $2.3 million, compared to $2.8 million for the year ended December 31, 2018. The decrease was in line with the decrease in revenues from commercialized products.

Gross Profit

Gross Profit for the year ended December 31, 2019, decreased by $1.5 million to $4.0 million, compared to $5.5 million for the year ended December 31, 2018. Gross margin decreased from 66.1% to 64.1%.

Research and Development Expenses

Research and Development Expenses for the year ended December 31, 2019, were $17.4 million, compared to $24.9 million for the year ended December 31, 2018.  The decrease was mainly due to the completion of the Phase 3 study with Talicia® and the finalization of the Phase 3 studies with RHB‑104.

Selling, Marketing and Business Development Expenses

Selling, Marketing and Business Development Expenses for the year ended December 31, 2019, were $18.3 million, compared to $12.5 million for the year ended December 31, 2018. The increase was mainly due to the expansion of the commercial operations to support the launch of Aemcolo®  in December 2019, as well as the preparations for the launch of Talicia®.

General and Administrative Expenses

General and Administrative Expenses for the year ended December 31, 2019, were $11.5 million, compared to $7.5 million for the year ended December 31, 2018. The increase was mainly due to the expansion of our commercial operations, as well as an increase in professional services expenses to support the launch of Aemcolo®  in December 2019, and preparations for the launch of Talicia®.

Operating Loss

Operating Loss for the year ended December 31, 2019, was $43.2 million, compared to $39.3 million for the year ended December 31, 2018. The increase was mainly due to the increase in operating expenses, as described above.

Financial Income, net

Financial Income, net for the year ended December 31, 2019, was $0.9 million, compared to $0.5 million for the year ended December 31, 2018.

Comparison of the Year Ended December 31, 2018, to the Year Ended December 31, 2017

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20‑F for the year ended December 31, 2018.

B.          Liquidity and Capital Resources

Liquidity and Capital Resources

Through our U.S. subsidiary, we currently commercialize Aemcolo®  under an agreement with a third party, and we expect to commence the launch of Talicia® in the U.S. in the first quarter of 2020 as well the potential commercialization of Movantik®  (subject to the potential closing of our in-license therefor). However, our ability to generate significant revenues from the commercialization of our commercial products still remains uncertain. To date, our commercial operations are still generating operational losses. Our therapeutic candidates are in research and development stage, and therefore do not yet generate revenues.

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, investor loans, and a payment received under our Exclusive License Agreement with Salix (now Bausch Health) in connection with RHB‑106. As of December 31, 2019, we had approximately $47.9 million of cash, cash equivalents, and short-term investments.

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

On February 27, 2014, we entered into a Worldwide Exclusive License Agreement with Salix (now Bausch Health), pursuant to which we granted exclusive worldwide rights to our RHB‑106 encapsulated formulation for bowel preparation and rights to other purgative developments. Under the license agreement, Salix paid an upfront payment of $7.0 million. In December 2019, we provided a notice of termination of the license agreement. See "Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Exclusive License Agreement with Bausch Health Companies Inc."

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

On October 22, 2019, in connection with the strategic collaboration with Cosmo, we sold 5,185,715 ADSs in a private placement to Cosmo for gross proceeds of $36.3 million (in addition to 1,714,286 ADSs issued to Cosmo Technologies Ltd, a wholly-owned subsidiary of Cosmo, as an upfront payment for the U.S commercialization rights of Aemcolo®).

Revenues generated from our U.S. commercial activities were approximately $6.3 million for the year ended December 31, 2019, and approximately $8.4 million for the year ended December 31, 2018.

Term Loan

On February 23, 2020 (the “Credit Agreement Closing Date”), we, through our wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill U.S.”), entered into a credit agreement (the “Credit Agreement”) with HCR Collateral Management, LLC, as Administrative Agent (“HCRM”), and the lenders from time to time party thereto. Pursuant to the terms of the Credit Agreement and the satisfaction of the conditions precedent set forth therein, RedHill U.S. will receive a $30 million loan within approximately 12 business days following the signing of the Credit Agreement (the “Tranche A Loan”). Pursuant to the terms of the Credit Agreement set forth therein and HSR Clearance, an additional $50 million tranche will be available to RedHill U.S. to fund the acquisition of rights to Movantik® from AstraZeneca (the “Tranche B Loan”), which must be drawn in full substantially concurrently with the funding of such acquisition. Two further additional tranches in the amounts of $20 million (the “Tranche C Loan”) and $15 million (the “Tranche D Loan” and, together with the Tranche A Loan, the Tranche B Loan and the Tranche C Loan, the “Loans”), respectively, will be available upon the satisfaction of certain conditions (including, in the case of the Tranche D Loan, the mutual agreement of RedHill U.S. and the Lenders) from the date that the Tranche B loan is funded, if applicable, until February 23, 2021 (in the case of the Tranche C Loan) and from the date that the Tranche C loan is funded, if applicable, until August 23, 2021 (in the case of the Tranche D Loan), in each case unless the commitments thereof are terminated earlier in accordance with the terms of the Credit Agreement.

The Loans bear interest at an annual rate equal to the 3‑month LIBOR rate plus 8.20% (or, if the trailing four quarters of Net Revenues, as defined in the Credit Agreement, for the fiscal quarter ending March 31, 2021, equal or exceed $38 million, 6.70%), with a 1.75% 3‑month LIBOR floor. Payments of interest under the Credit Agreement will be made quarterly in arrears on the last day of each March, June, September, and December (each an “Interest Payment Date”), beginning March 2020. The Loans will mature on February 23, 2026 (the “Term Loan Maturity Date”), at which time, if not earlier repaid in full, the outstanding principal amount of the Loans, together with any accrued and unpaid interest, shall be due and payable in cash. Upon the prepayment or repayment of all or any portion of the Loans, RedHill U.S. must pay to the lenders under the Credit Agreement an exit fee in an amount equal to 4% of the aggregate principal amount of the Loans prepaid or repaid on such date. Pursuant to the Credit Agreement, HCRM will receive a royalty of 2% (or 4%, if RedHill U.S. borrows the Tranche B Loans, or 4.5% if RedHill U.S. borrows the Tranche D Loans) on up to $75 million of our annual Net Revenues (as defined in the Credit Agreement) (the “Revenue Interest”). Payments of Revenue Interest will be made quarterly in arrears for nine years, beginning with the first fiscal quarter of 2021.

Pursuant to the terms of the Credit Agreement, on each Interest Payment Date beginning with March 2023 (the “Amortization Date”) through and including the Term Loan Maturity Date, RedHill U.S. must repay the Loans in equal installments, rounded to the nearest dollar. If, however, our Net Revenues (as defined in the Credit Agreement) for (i) the trailing four quarters ending March 31, 2021, are less than $25 million or (ii) the trailing four quarters ending March 31, 2022, are less than $50 million, then at the sole discretion of the Required Lenders (as defined in the Credit Agreement), the Amortization Date shall be the Interest Payment Date immediately following the two year anniversary of the Credit Agreement Closing Date.

We may elect to prepay the Loans at any time, subject to a prepayment premium that declines from 5% for the first four years of the Loans, to 2.5% in the fifth year, to 1.25% in the final year prior to maturity of the Loans. In addition, if we prepay any Loans prior to the third anniversary of the applicable borrowing date for such Loans, we are required to pay all required interest payments that would have been due on the principal amount of such Loans prepaid through and including the third anniversary of the applicable borrowing date for such Loans.

We have entered into a Security Agreement, a Pledge Agreement, an Israeli-law governed Fixed Charge Debenture and an Israeli-law governed Floating Charge Debenture in favor of HCRM, pursuant to which our obligations under the Credit Agreement (and those of RedHill U.S.) are secured by a pledge of all of our holdings of the capital stock of RedHill U.S., substantially all of the assets of RedHill U.S., and all of our assets relating in any material respect to Talicia®.

The Credit Agreement contains certain affirmative covenants, including those relating to, among other things: financial statements; notices; payments of obligations; preservation of existence; maintenance of properties; maintenance of insurance; compliance with laws; inspection rights; and protection of our intellectual property. The Credit Agreement also contains certain negative covenants barring us and our subsidiaries from (with limited exceptions) taking certain actions including, among other things: certain fundamental transactions; issuing dividends and distributions; incurring indebtedness; incurring liens; making investments; engaging in transactions with affiliates; engaging in sale-leaseback transactions; and changing the nature of our business. The Credit Agreement also contains a financial covenant requiring us to maintain a specified level of cash liquidity as well as a covenant requiring us to maintain minimum net sales beginning with the fiscal quarter ending June 30, 2022. In addition, the Credit Agreement contains a covenant restricting our ability to terminate or to permit certain changes to the respective roles and responsibilities as of February 23, 2020, of our chief executive officer, Dror Ben-Asher, and the chief commercial officer of RedHill U.S., Rick Scruggs.

The Credit Agreement contains defined events of default, in certain cases subject to a grace period, following which the lenders may declare any outstanding principal and unpaid interest immediately due and payable. These include, among other things: failure to pay principal, interest, or other amounts payable when due; any uncured breach of a representation, warranty, or covenant; any uncured cross-default under certain contracts; certain judgments being entered against us or our subsidiaries; certain bankruptcy or insolvency events; any Change of Control or Material Adverse Effect (in each case, as defined in the Credit Agreement); and certain regulatory events with respect to our products.

We estimate that so long as sufficient revenues to sustain our business operations in accordance with our plan are not generated from our current commercial products, our therapeutic candidates, upon approval, if any, out-licensing transactions or products that we may commercialize or promote in the future, we will need to raise substantial additional funds, as our current cash and short-term investments are not sufficient to continuously fund our commercial operations and complete the research and development of all of our therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors including but not limited to:

•

our ability to successfully commercialize commercial products and our therapeutic candidates, upon approval, if any, including securing commercialization agreements with third parties and favorable pricing and market share;

•	we may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.
•	the regulatory path of each of our therapeutic candidates;

•	the progress, success, and cost of our clinical trials and research and development programs;
•	the costs, timing, and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;
•	the costs of enforcing our issued patents and defending intellectual property-related claims;
•	the costs of developing sales, marketing, and distribution channels; and
•	consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to generate sufficient revenues from our commercial products, commercialize or out-license our therapeutic candidates or obtain future financing to sustain our business operations in accordance with our plan, we may be forced to delay, reduce the scope of, or eliminate one or more of our current commercial products and products that we may commercialize or promote in the future or our research, development programs for our therapeutic candidates, which may have material adverse effect on our reputation, business, financial condition or results of operations. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements”. Our current working capital is not sufficient to complete our research and development with respect to our therapeutic candidates or to commercialize our products or products to which we have rights, including the continued commercialization of our current commercial products. We will need to raise additional capital to achieve our strategic objectives of acquiring, in-licensing, developing and commercializing therapeutic candidates, upon approval, if any, commercializing our current commercial products and other products that we may commercialize or promote in the future, and our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund our operations, develop our therapeutic candidates, and commercialize products, such as our current commercial products or other products that we may commercialize or promote in the future, attract development or commercial partners or retain key personnel.

Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for the year ended December 31, 2019, was $40.7 million, compared to $34.5 million for the year ended December 31, 2018. The increase in Net Cash Used in Operating Activities was a direct result of the increase in net loss.

Net Cash Provided by Investing Activities

Net Cash Provided by Investing Activities for the year ended December 31, 2019, was $5.2 million, compared to $5.4 million for the year ended December 31, 2018.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities for the year ended December 31, 2019, was $35.5 million, compared to $41.8 million for the year ended December 31, 2018, resulting mainly from securities offerings.

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2019.

C.          Research and Development, Patents and Licenses

Our research and development expenses consist primarily of costs of clinical trials, professional services, share-based payments and payroll, and related expenses. The clinical trial costs are mainly related to payments to third parties to manufacture our therapeutic candidates, to perform clinical trials with our therapeutic candidates and to provide us with regulatory services. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization.

Our future research and development expenses will depend on the clinical success of each therapeutic candidate, the rate of patient recruitment and the ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – If we or our development or commercialization partners are unable to obtain or maintain FDA or other foreign regulatory clearance and approval for our therapeutic candidates or products we may commercialize or promote, we or our commercialization partners will be unable to commercialize our therapeutic candidates, upon approval, if any, or products we may commercialize or promote.”

As we obtain results from clinical trials, we may elect to discontinue or delay the development and clinical trials for certain therapeutic candidates in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Regulatory Matters.”

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

It is not possible for us to predict with any degree of accuracy the outcome of our research and development or our commercialization success with regard to any of our therapeutic candidates or commercial products. Our sales, marketing and business development expenditure is our primary expenditure, as we commenced commercialization of Aemcolo® in 2019 and prepare to launch Talicia®, which is planned for the first quarter of 2020. We continue to incur research and development expenditures in connection with our therapeutic candidates. Increases or decreases in research and development expenditures are primarily attributable to the level and results of our clinical trial activities and the amount of expenditure on those trials.

Commencing in June 2017, we used our U.S. sales force to promote Donnatal®, Mytesi®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and to commercialize EnteraGam®, and recorded revenues of $6.3 million for the year ended December 31, 2019, $8.4 million for the year ended December 31, 2018, and $4.0 million for the year ended December 31, 2017.  We no longer promote or commercialize these products. In October 2019 we entered into an exclusive license agreement with Cosmo, granting us the exclusive rights to commercialize Aemcolo® in the U.S. for traveler’s diarrhea. The license agreement also provides for the grant to the Company of certain rights related to the potential development of additional indications for Aemcolo®, as well as arrangements related to other pipeline therapeutic candidates of Cosmo. We plan to use our marketing and commercialization capabilities in the U.S. to launch Talicia® in the U.S. in the first quarter of 2020.

Our primary focus is to become a revenue-generating, GI-focused, specialty biopharmaceutical company through our commercial presence in the U.S. to support current and potential future commercialization of our potential future therapeutic candidates and products approved for marketing, including Talicia® and our other commercial products.

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

F.         Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations on December 31, 2019:

					More
		Less than	1‑3	3‑5	than 5
	Total	1 year	years	years	years
	(U.S. dollars in thousands)
	(Unaudited)
Office and vehicle lease obligations	4,554	1,052	1,568	1,549	385
Accounts payable, accrued expenses and other current liabilities	9,782	9,782	—	—	—
Total	14,336	10,834	1,568	1,549	385

The foregoing table does not include our in-license agreements with Heidelberg, Apogee, our asset sale agreement with Giaconda Limited and our agreement with UCF or University of Minnesota, pursuant to which we are obligated to make various payments upon the achievement of agreed-upon milestones or make certain royalty payments since we are unable to estimate the actual amount or timing of these payments currently. If all of the milestones are achieved over the life of each in-licensing agreement, we will be required to pay, in addition to the amounts in the above table and royalties on our net income, an aggregate amount of approximately $2.3 million for milestones achieved. All of our in-licensing agreements are terminable at-will by us upon prior written notice. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements.”

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

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management1

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position(s)
Executive Officers
Dror Ben-Asher	54	Chief Executive Officer and Chairman of the Board of Directors
Micha Ben Chorin	51	Chief Financial Officer
Reza Fathi, Ph.D.	65	Senior Vice President Research and Development
Gilead Raday	45	Chief Operating Officer
Adi Frish	50	Senior Vice President Business Development and Licensing
Guy Goldberg	44	Chief Business Officer
Rick D. Scruggs	60	Chief Commercial Officer
Dr. June Almenoff	64	Chief Scientific Officer
Directors
Dr. Shmuel Cabilly	70	Director
Eric Swenden (1)	76	Director
Dr. Kenneth Reed (2)	66	Director
Ofer Tsimchi (1), (2)	60	Director
Alla Felder (1), (2)	46	Director
Nicolas A. Weinstein	38	Director
Giuseppe Cipriano	62	Director

(1)	Member of our audit committee, also serves as our financial statements committee.
(2)	Member of our compensation committee.

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

Micha Ben Chorin has served as our Chief Financial Officer since 2016. From 2014 until 2016, Mr. Ben Chorin served as Chief Financial Officer of Pyramid Analytics a business intelligence (BI) software company. From 2009 until 2013, he served as CFO of Starhome B.V., a leading international roaming vendor, from 2005 until 2009 as CFO of Winetworks, a wireless operator, and from 1998 until 2005 Mr. Ben Chorin served as Chief Financial Officer at GVT (currently Telefonica Brazil). Mr. Ben Chorin holds a B.A. from Tel-Aviv University and is a Certified Public Accountant.

[1]	Senior management includes members of the Company’s administrative, supervisory or management bodies, or nominees for such positions.

Reza Fathi, Ph.D., has served as our Senior Vice President Research and Development since May 1, 2010. From 2005 to 2009, Dr. Fathi served as a Director of Research in XTL Biopharmaceuticals Inc., a biotechnology company engaged in developing small molecule clinical candidates for infectious diseases. Prior to that, from 2000‑2005, Dr. Fathi served as Director of Research at Vivoquest, Inc. where he was responsible for developing a number of novel natural product-based combinatorial technologies for infectious diseases such as HCV and HIV. Between 1998‑2000, he served as a Manager of Chemical Biology Research at the Institute of Chemistry and Chemical Biology (ICCB) at Harvard Medical School, pioneering chemical genetics to identify small molecules in cancer biology, and from 1991‑1998 headed the Discovery Group at PharmaGenics, Inc. Dr. Fathi holds a Postdoctoral and Ph.D. in Chemistry from Rutgers University.

Gilead Raday has served as our Chief Operating Officer since April 1, 2016. From December 5, 2012, until March 31, 2016, Mr. Raday served as Senior Vice President Corporate and Product Development. From November 2010 to December 2012, Mr. Raday served as our Vice President Corporate and Product Development. From January 2010 until October 2010, Mr. Raday served as Interim Chief Executive Officer of Sepal Pharma Plc., an oncology drug development company, and from January 2009 to December 2009, he was an independent consultant, specializing in business development and project management in the field of life sciences. From 2004 to 2008, Mr. Raday was a partner in Charles Street Securities Europe, LLP, an investment banking firm, where he was responsible for the field of life sciences. Mr. Raday previously served on the boards of Sepal Pharma Plc., ViDAC Limited, Morria Biopharmaceuticals Plc., Vaccine Research International Plc., TKsignal Plc., and Miras Medical Imaging Plc. He received his M.Sc. in Neurobiology from the Hebrew University of Jerusalem, Israel, and an M.Phil. in Bioscience Enterprise from Cambridge University, U.K.

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

Rick D. Scruggs has served as our Chief Commercial Officer since February 2020 and served as our Chief Operations Officer, U.S. Operations since January 1, 2019, and as a member of our board of directors since January 1, 2016. Mr. Scruggs most recently served as Executive Vice President of Business Development at Salix until its acquisition by Valeant (now Bausch Health) in March 2015. Mr. Scruggs joined Salix in 2000, after working at Oclassen Pharmaceuticals Inc. and Watson Pharmaceuticals, and helped build Salix’s commercial organization, serving in various sales and commercial trade-related positions. Mr. Scruggs was appointed as Executive Vice President in 2011 and was responsible for all business development activities as well as the worldwide distribution of Salix innovative products and intellectual property. Mr. Scruggs also served as the Head of the board of directors of Oceana Therapeutics, Salix’s European subsidiary. Mr. Scruggs holds a B.S. in Criminal Justice from the Appalachian State University in North Carolina.

Dr. June Almenoff has served as our Chief Scientific Officer since May 15, 2019. With over 20 years of experience in the pharmaceutical industry, Dr. Almenoff served in various senior executive roles, including the President and Chief Medical Officer of Furiex Pharmaceuticals (acquired by Actavis plc, now Allergan plc), whose lead product, Viberzi®, was approved by the FDA in 2015 for the treatment of irritable bowel syndrome with diarrhea (IBS-D). Prior to joining Furiex, Dr. Almenoff worked at GlaxoSmithKline plc, where she held various positions of increasing responsibility. She has recently served as a board member and advisor to numerous biopharma companies. She is currently a board member of the Harrington Investment Advisory Board of the Harrington Discovery Institute and of Brainstorm Cell Therapeutics (Nasdaq: BCLI). Dr. Almenoff holds a B.A. (cum laude) from Smith College and graduated from the M.D.-Ph.D. program at the Mt. Sinai School of Medicine. She completed internal medicine residency and infectious disease fellowship training at Stanford University Medical Center and served on the faculty of Duke University School of Medicine, where she currently holds an adjunct appointment.

Directors

Dr. Shmuel Cabilly has served as a member of our board of directors since August 26, 2010, and has served on our compensation committee since May 5, 2011. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including Vidac Pharma Ltd., BioKine Therapeutics Ltd., Neuroderm Ltd., Biologic Design Ltd., and Ornim Inc. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

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

Dr. Kenneth Reed has served as a member of our board of directors since December 15, 2009. Dr. Reed is a dermatologist practicing in private practice under the name of Kenneth Reed M.D. PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with the over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, and Prescient Pharma.

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

Alla Felder has served as a director on our board of directors and a chairperson of our audit committee and a member of our compensation committee since May 6, 2019. Ms. Felder currently serves as a Director in numerous publicly listed leading Israeli companies across several industries, such as Enlight Renewable Energy Ltd., Ashtrom Properties Ltd., Carmit Industries Ltd. and Argaman Industries Ltd. Ms. Felder also served on the board of Neuroderm Ltd., leading up to its acquisition by Mitsubishi Tanabe Pharma Corporation in 2017. Ms. Felder is a business and financial advisor and currently serves as an external CFO for several technology companies and is also a lecturer in the College of Management Academic Studies Division. From 1997 to 2010 Ms. Felder was with PriceWaterhouseCoopers where she served in her last role as a Senior Manager.

Nicolas Weinstein has served as a member of our board of directors since May 11, 2017. Mr. Weinstein served as Managing Director of Water Bear Investments LLC, a healthcare and real estate investment services company since January 2017. From 2014 to 2015, Mr. Weinstein served as country head in Chile for Abbott Laboratories / CFR

Pharmaceuticals. In 2014, Mr. Weinstein served as VP Marketing & Sales of CFR Pharmaceuticals, and from 2012 to 2013, he served as VP Business Development of CFR Pharmaceuticals. From 2008 to 2010, Mr. Weinstein served as VP Marketing & Sales of CFR Pharmaceuticals. Mr. Weinstein currently leads the healthcare and venture investments of EMC2 Fund Ltd. (“EMC2”) and its partnership interests in Olive Tree Ventures Limited Partnership (Israel) Mr. Weinstein holds an M.Sc. in Finance from Universidad Adolfo Ibanez (Chile) and an MBA from the Kellogg School of Management (2012). Mr. Weinstein has been nominated to our board of directors by EMC2 pursuant to the right we granted to any investor that invested at least $15 million in the Company in our December 2016 public offering to nominate one person to our board of directors, subject to various conditions described in the prospectus that we filed with the Securities Exchange Commission.

Giuseppe Cipriano has served as a member of our board of directors since November 18, 2019. Mr. Cipriano has served as the Chief Operating Officer of Cosmo SpA since 2001 and as an executive board member of several Cosmo entities. Mr. Cipriano has significant experience in managing operations in the pharmaceutical industry, including personnel, manufacturing, and relations with drug suppliers and licensees. Mr. Cipriano holds a B.A. in Classic Languages from Manzoni Institute in Milan, Italy.

B.          Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2019, was approximately $4.2 million. Out of that amount $2.4 million was paid as salary, $1.3 million was attributed to the value of the options granted to senior management during 2019, approximately $0.1 million was attributed to retirement plans and $0.3 million attributed to other long-term benefits and $0.1 million for bonuses. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements and comply with our Compensation Policy for Executive Officers and Directors as approved by our shareholders on June 24, 2019 (the “Compensation Policy”).

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2019. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2019.

				Value of Equity-
	Base Salary	Value of		Based
	or Other	Social		Compensation	All Other
Name and Position of Director or Officer	Payment (1)	Benefits (2)	Bonuses (3)	Granted (4)	Compensation (5)	Total
Amounts in U.S. dollars are based on 2019 monthly average representative U.S. dollar – NIS rate of exchange
Dror Ben-Asher, Chief Executive Officer and Chairman of the Board of Directors (5)	354,760	73,469	—	259,500	20,193	707,922
Gilead Raday, Chief Operating Officer	268,070	51,784	25,000	177,600	16,827	539,281
Micha Ben Chorin, Chief Financial Officer	253,752	68,435	—	166,500	16,827	505,514
Adi Frish, Senior Vice President Business Development and Licensing	257,162	67,500	—	166,500	13,462	504,624
Guy Goldberg, Chief Business Officer	272,381	52,283	—	166,500	13,462	504,626

(1)

“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company’s Executive Officers and members of the board of directors for the year 2019.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(3)	Bonuses

(4)

Consists of the fair value of the equity-based compensation granted during 2019 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.

(5)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), communication expenses, basic health insurance, and holiday presents.
(6)

Mr. Ben-Asher’s employment terms as the Company’s Chief Executive Officer provide that Mr. Ben-Asher is entitled to a monthly base gross salary of NIS 105,000 (approximately $30,338). Mr. Ben-Asher is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Ben-Asher is entitled to reimbursement of car-related expenses from the Company. Mr. Ben-Asher’s employment terms include an advance notice period of 180 days by the Company and 90 days by Mr. Ben-Asher. During such an advance notice period, Mr. Ben-Asher will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Ben-Asher’s employment is terminated in connection with a “hostile takeover,” he will be entitled to a special one-time bonus equal to his then-current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 12. A “hostile takeover” is defined as an occurrence where a person, entity or group that was not an interested party under the Israeli Securities Law 1968 on the date of the initial public offering of our Ordinary Shares, becomes a “controlling shareholder,” as defined in the Israeli Securities Law 1968, or a “holder,” as defined in the Israel Securities Law 1968, of 25% or more of the voting rights in the Company. In addition, in case of a “hostile takeover”, all options granted to Mr. Ben-Asher will immediately vest in full.

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

Director Compensation

We currently pay our non-executive directors an annual cash fee of NIS 83,480 (approximately $24,120) and a cash fee of NIS 4,390 (approximately $1,268) per meeting (or a smaller amount in the case where they do not physically attend the meeting).

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

Compensation Policy

On June 24, 2019, our shareholders approved the Compensation Policy for our directors and officers in accordance with Amendment No. 20 to the Israeli Companies Law, pursuant to which we are required to determine the compensation of our directors and officers, and which must be approved by our shareholders every three years. The policy was previously approved by our board of directors, upon the recommendation of our compensation committee.

The Compensation Policy is in effect for three years from the 2019 annual general meeting. Our Compensation Policy principles were designed to grant proper, fair and well-considered remuneration to our officers, in alignment with our long-term best interests and overall organizational strategy. Part of the rationale is that our Compensation Policy should encourage our officers to identify with our objectives, and an increase in officer satisfaction and motivation should retain the employment of high-quality officers in our service over the long term.

C.         Board Practices

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than five persons and no more than eleven persons, including any external directors whose appointment is required by law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election (other than any director nominated for election by Cosmo pursuant to the Company’s subscription agreement with Cosmo, whose term of office may expire earlier depending on the beneficial ownership by the Cosmo investor of the Cosmo shares). This process continues indefinitely. A simple majority shareholder vote may elect directors for a term of less than three years in order to ensure that the three groups of directors have as equal number of directors as possible as provided above. The directors of the first class, currently consisting of Dr. Shmuel Cabilly, Rick Scruggs, Nicolas Weinstein, and Giuseppe Cipriano will hold office until our annual general meeting to be held in the year 2020. The directors of the second class, currently consisting of Eric Swenden and Ofer Tsimchi will hold office until our annual general meeting to be held in the year 2021, and the directors of the third class, currently consisting of Dror Ben-Asher, Dr. Kenneth Reed and Alla Felder will hold office until our annual general meeting to be held in the year 2022. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment. Dr. Shmuel Cabilly and Giuseppe Cipriano were appointed by our board of directors to serve until the annual general meeting of shareholders to be held in 2020. See “Item 6. “Directors, Senior Management and Employees – C. Board Practices – Independent and External Directors – Israeli Companies Law Requirements” below for a description of the adoption by the Company of the corporate governance exemptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760‑2000, including with respect to external directors.

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

An amendment to the Israeli Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. The appointment and terms of office of a company’s officers, other than directors and the general manager (i.e., chief executive officer) are subject to the approval by first, the company’s compensation committee; second, the company’s board of directors, in each case subject to the company’s compensation policy, and then approved by its shareholders. However, in special circumstances, they may approve the appointment and terms of office of officers inconsistent with such policy, provided that (i) they have considered those provisions that must be included in the compensation policy according to the Israeli Companies Law and (ii) shareholder approval is obtained (by a majority of shareholders that does not include the controlling shareholders of the company and any shareholders interested in the approval of the compensation). However, if the shareholders of the company do not approve a compensation arrangement with an officer inconsistent with the company’s compensation policy, in special situations the compensation committee and the board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. In addition, non-material amendments to the compensation of a public company’s officers (other than the chief executive officer and the directors) may be approved by the chief executive officer of the company if the company’s compensation policy establishes that non-material amendments within the parameters established in the compensation policy may be approved by the chief executive officer, so long as the compensation is consistent with the company’s compensation policy. An amendment to the Israeli Companies Law requires that the board and shareholders (with approval by a “special majority” as further discussed below) adopt a compensation policy applicable to the company’s directors and officers which must take into account, among other things, providing proper incentives to directors and officers, the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Under the Israeli Companies Law, a “special majority” requires (i) the vote of at least a majority of the shares held by shareholders who are not controlling shareholders or have a personal interest in the proposal (shares held by abstaining shareholders are not be taken into account); or (ii) that the aggregate number of shares voting against the proposal held by such shareholders does not exceed 2% of the company’s voting shareholders.

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

Independent and External Directors – Israeli Companies Law Requirements

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

The Israeli Companies Law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, our controlling shareholder, any relative of our controlling shareholder, as of the date of the person’s appointment to serve as external director, or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company’s controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company, any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company’s shares or voting rights, or to the chief officer in the financial or economic field as of the date of the person’s appointment. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an officer, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

Under the Israeli Companies Law, an “officer” is defined as a general manager, chief business manager, deputy general manager, vice general manager, any person filing any of these positions in a company even if he holds a different title, director or any manager directly subordinate to the general manager.

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

Under the Israeli Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes appropriate in light of the company’s type, size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to the board of directors are made in accordance with this determination. Our board of directors determined that two directors with “accounting and financial expertise” is appropriate for us. Our board of directors currently has three directors with such “accounting and financial expertise.”

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

The initial term of an external director is three years and may be extended for two additional three-year terms under certain circumstances and conditions. Nevertheless, regulations under the Israeli Companies Law provide that companies, whose shares are listed for trading the Nasdaq Stock Market, may appoint an external director for additional three-year terms, under certain circumstances and conditions. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to us. Each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director and the audit committee is required to include all of the external directors.

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

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee. Except in the case of companies listed on foreign stock exchanges, including the Nasdaq Stock Market, which have adopted the corporate governance exceptions set forth in the Regulation, such as us, as described under “- Independent and External Directors – Israeli Companies Law Requirements”, who are exempt from the audit committee composition requirements under the Companies Law, an audit committee of a public company under the Israeli Companies Law must be comprised of at least three directors including all of the external directors.

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

Our audit committee also serves as our financial statements committee. The members of our audit committee are Alla Felder (chairperson), Ofer Tsimchi and Eric Swenden.

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

Compensation Committee

According to the Israeli Companies Law, the board of directors of a public company must establish a compensation committee. Except in the case of companies listed on foreign stock exchanges, including the Nasdaq Stock Market, which have adopted the corporate governance exceptions set forth in the Regulation, such as us, as described under “- Independent and External Directors – Israeli Companies Law Requirements”, who are exempt from the compensation committee composition requirements under the Companies Law, the Israeli Companies Law requires that the compensation committee must consist of at least three directors and include all of the external directors who must constitute a majority of its members. The remaining members must be qualified to serve on the audit committee pursuant to the Israeli Companies Law requirements described above. The compensation committee chairman must be an external director and any persons not qualified from serving as a member of the compensation committee may not be present at the compensation committee meetings during the discussion and at the time decisions are made, unless the chairman of the compensation committee determines that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Israeli Companies Law.

Our compensation committee, which consists of Ofer Tsimchi (chairman), Dr. Kenneth Reed and Alla Felder, administers issues relating to our global compensation plan with respect to our employees, directors, and consultants. Our compensation committee is responsible for making recommendations to the board of directors regarding the issuance of share options and compensation terms for our directors and officers and for determining salaries and incentive compensation for our executive officers and incentive compensation for our other employees and consultants. Each of the members of the compensation committee is “independent” as such term is defined in the Nasdaq Listing Rules.

Investment Committee

Our investment committee, which consists of Eric Swenden (chairman), Alla Felder and Giuseppe Cipriano, assists the board in fulfilling its responsibilities with respect to our financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review risk factors associated with management of our finances and the mitigation of such risks, as well as financial controls and reporting and various other finance-related matters.

Nasdaq Stock Market Requirements

Under the Nasdaq Listing Rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

The independence requirements of Rule 10A‑3 of the Exchange Act implement two basic criteria for determining independence:

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

As noted above, the members of our audit committee include Alla Felder, Ofer Tsimchi and Eric Swenden, with Mrs. Felder serving as chairperson. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each of Ms. Alla Felder, Mr. Ofer Tsimchi and Mr. Eric Swenden is an audit committee financial expert as defined by the SEC rules and all members of the audit committee have the requisite financial experience as defined by the Nasdaq Listing Rules. Each of the members of the audit committee is “independent” as such term is defined in Rule 10A‑3(b)(1) under the Exchange Act

Corporate Governance Practices

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

The Israeli Companies Law requires that a director or an officer of a company promptly and, in any event, not later than the first board meeting at which the transaction is discussed, disclose any personal interest that he may have, and all related material facts or document known to such person, in connection with any existing or proposed transaction by the company. A personal interest of a director or an officer (which includes a personal interest of the director’s or officer’s relative) is in a company in which the director or officer or the director’s or officer’s relative is: (i) a shareholder which holds 5% or more of a company’s share capital or its voting rights, (ii) a director or a general manager, or (iii) in which the director or officer has the right to appoint at least one director or the general manager. A personal interest also includes a personal interest of a person who votes according to a proxy of another person, even if the other person has no personal interest, and a personal interest of a person who gave a proxy to another person to vote on his behalf – in each case, regardless whether discretion with respect to how to vote lies with the person voting or not. In the case of an extraordinary transaction, the director’s or the officer’s duty to disclose also applies to a personal interest of the director or officer’s relative.

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

The Israeli Companies Law further provides that a shareholder has a duty to act in good faith toward the company and other shareholders when exercising his rights and duties and must refrain from oppressing other shareholders, including in connection with the voting at a shareholders’ meeting on:

•	any amendment to the articles of association;
•	an increase in the company’s authorized share capital;
•	a merger; or
•	approval of certain transactions with control persons and other related parties, which require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of a director or an officer in the company, or has any other power over the company, is under a duty to act with fairness toward the company. Under the Israeli Companies Law, the laws that apply to a breach of a contract will generally also apply to a breach of the duty of fairness.

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
•

financial liability imposed on the officer or director for payment to persons or entities harmed as a result of violations in administrative proceedings as described in Section 52(54)(a)(1)(a) of the Israeli Securities Law (“Party Harmed by the Breach”);

•	expenses incurred by such officer or director in connection with an administrative proceeding conducted in this matter, including reasonable litigation expenses, including legal fees; or
•	a breach of any duty or any other obligation, to the extent insurance may be permitted by law.

In June 2019, our shareholders approved our Compensation Policy, which includes, among other things, provisions relating to directors’ and officers’ liability insurance. Pursuant to the Compensation Policy, we may obtain a liability insurance policy, which would apply to our or our subsidiaries’ directors and officers, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy may not exceed $100 million; and (b) the annual premium payable by us for the insurance premium may not exceed $1 million annually. In addition, pursuant to our Compensation Policy, should we sell our operations (in whole or in part) or in case of merger, spin-off or any other significant business combination involving us or part or all of our assets, we may obtain a director’s and officers’ liability insurance policy (run-off) for our directors and officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term may not exceed seven years; (b) the coverage amount may not exceed $100 million; (c) the premium payable by us may not exceed $1 million annually. The Compensation Policy is in effect for three years from the 2019 annual general meeting.

Subsequent to the approval of the terms of our Compensation Policy, our compensation committee and board of directors resolved to purchase a directors’ and officers’ liability insurance policy, pursuant to which the total amount of insurance covered under the policy is 50 million. This insurance is renewed on an annual basis. Pursuant to the foregoing approvals, we carry directors’ and officers’ liability insurance.

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

D.          Employees

As of December 31, 2019, we had 155 employees, of which 15 employees and two consultants provide services in Israel and 128 in the U.S. In addition, we also received services from 10 consultants, of which four are in the U.S., 5 in Canada and one in Belgium.

	As of December 31,
	2017		2018		2019
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management and administration	12	—	12	—	13	—
Research and development	2	17	2	16	2	12
Commercial operations	60	3	61	—	128	—

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

E.          Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of March 3, 2020, of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 352,695,668 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of March 3, 2020. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but not the percentage ownership of any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class
Directors
Dr. Kenneth Reed (1)	7,719,910	2.19%
Dr. Shmuel Cabilly (2)	5,418,268	1.53%
Eric Swenden (3)	1,317,840	*
Ofer Tsimchi (4)	487,500	*
Nicolas A. Weinstein (5)	377,630	*
Alla Felder	—	—
Giuseppe Cipriano	—	—
Executive officers
Dror Ben-Asher (6)	7,643,780	2.14%
Reza Fathi, Ph.D. (7)	2,070,000	*
Adi Frish (8)	1,586,250	*
Gilead Raday (9)	1,331,710	*
Guy Goldberg (10)	1,206,250	*
Micha Ben Chorin (11)	706,250	*
Rick D. Scruggs (12)	397,500	*
June Almenoff (13)	95,000	*
All directors and executive officers as a group (14 persons)	30,357,888	8.30%

*Less than 1.0%

(1)

Includes options to purchase 352,500 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.92 and $1.48 per share and the options expire between 2020 and 2029. Number of shares beneficially held also includes shares held by family members.

(2)

Includes options to purchase 375,000 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $1.09 and $1.48 per share and the options expire between 2021 and 2024.

(3)

Includes options to purchase 258,750 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.92 and $1.48 per share and the options expire between 2020 and 2029.

(4)

Includes options to purchase 487,500 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.92 and $1.58 per share and the options expire between 2021 and 2029.

(5)

Includes options to purchase 97,500 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.92 and $1.09 per share and the options expire between 2024 and 2029.

(6)

Includes options to purchase 4,358,750 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.65 and $1.48 per share and the options expire between 2020 and 2029.

(7)

Includes options to purchase 1,800,000 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.65 and $1.56 per share, and the options expire between 2020 and 2029.

(8)

Includes options to purchase 1,406,250 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.65 and $1.56 per share and the options expire between 2020 and 2029.

(9)

Includes options to purchase 1,331,710 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.65 and $1.56 per share and the options expire between 2020 and 2029.

(10)

Includes options to purchase 1,206,250 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.65 and $1.56 per share, and the options expire between 2020 and 2029.

(11)

Includes options to purchase 706,250 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.65 and $1.41 per share and the options expire between 2023 and 2029.

(12)

Includes options to purchase 397,500 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.89 and $1.28 per share and the options expire between 2023 and 2024.

(13)

Includes options to purchase 87,850 Ordinary Shares exercisable within 60 days of March 3, 2020. The exercise price of these options ranges between $0.80 and $1.41 per share and the options expire between 2023 and 2029.

Award Plans

2010 Award Plan

In 2010, we adopted the RedHill Biopharma Ltd. 2010 Option Plan (later amended and restated as the 2010 Award Plan). The 2010 Award Plan provides for the granting of Ordinary Shares, ADSs, stock options under various tax regimes in Israel and the U.S., restricted shares, and other share-based awards to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The 2010 Award Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable laws. As of March 3, 2020, there were 41,983,984 Ordinary Shares issuable upon the exercise of outstanding awards under the 2010 Award Plan. Our board of directors has approved an increase in the number of Ordinary Shares reserved for issuance under our 2010 Award Plan (including Ordinary Shares subject to outstanding options under such plan) to 59,206,448 Ordinary Shares and has approved an amendment to the plan granting the board of directors the discretion to reprice outstanding share-based awards granted under the plan and to make other changes to outstanding share-based awards that are authorized by the plan and do not adversely affect the rights or obligations of a grantee without his or her consent. The Company expects to submit these amendments for shareholder approval in connection with the grant under the plan of incentive stock options under the U.S. Internal Revenue Code.

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

Options granted under the 2010 Award Plan as amended generally vest over a period of 4 years and expire ten (10) years after the grant date. The 2010 Award Plan, however, permits options to have a term of up to 10 years. If we terminate a grantee for cause (as such term is defined in the 2010 Award Plan) the right to exercise all the options granted to the grantee, the grantee’s vested and unvested options will expire immediately, on the earlier of:

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

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of March 3, 2020, by each person or entity known to beneficially own 5.0% or more of our outstanding Ordinary Shares. The information with respect to beneficial ownership of the Ordinary Shares is given based on information reported in such shareholder’s Schedule 13G, and if no Schedule 13G was filed, based on the information provided to us by the shareholders.

The information in this table is based on 352,695,668 Ordinary Shares outstanding as of such date. In determining the number of Ordinary Shares beneficially owned by a person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any Ordinary Shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of March 3, 2020. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of Ordinary Shares.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class
COSMO Pharmaceuticals N.V. (1)	69,000,010	19.56%
First Investments Holding Ltd. (2)	39,285,710	11.14
Disciplined Growth Investors, Inc. (3)	18,523,620	5.25
Ibex Investment Holdings LLC (4)	17,700,000	5.02

(1)The address of COSMO Pharmaceuticals N.V. is Riverside II, Sir John Rogerson’s Quay, Dublin, Ireland.

(2)The address of First Investments Holding Ltd. is 2nd Floor, Strathvale House, 90 North Church Street, P.O. Box 1103, Cayman Islands.

(3)The address of Disciplined Growth Investors, Inc. is 150 south fifth street, Minneapolis, MN 55402.

(4)The address of Ibex Investment Holdings LLC is 3200 Cherry Creek South Drive, Suite 670, Denver, CO 80209.

On March 3, 2020, 14,450,934 ADSs (equivalent to 144,509,340 Ordinary Shares, or approximately 41% of our total issued and outstanding Ordinary Shares), were held of record by three record holders in the U.S., of which two holders had a U.S. address. As of March 3, 2020, there was one shareholder of record of our Ordinary Shares who was located in Israel. The number of record holders is not at all representative of the number of beneficial holders of our ADSs or Ordinary Shares because many of the ADSs and Ordinary Shares are held by brokers or other nominees.

On October 17, 2019, we entered into a strategic collaboration with Cosmo, which includes an exclusive license agreement for the U.S. rights to Aemcolo® and a simultaneous private investment by Cosmo of $36.3 million in the Company. Cosmo was issued an aggregate of 6,900,001 ADSs (represented by 69,000,010 ordinary shares) in connection with the license agreement and private investment. See “Item 4. Information on the Company – B. Business Overview – B. Business Overview Acquisition, Commercialization and License Agreements – Exclusive License Agreement for Aemcolo®.”

B.         Related Party Transactions

November 2017 Public Offering

In our underwritten public offering which closed on November 13, 2017, (i) Mr. Eric Swenden, one of our directors, purchased 90,909 ADSs, (ii) Dr. Shmuel Cabilly, one of our directors, purchased 90,909 ADSs, and (iii) Mr. Nicolas Weinstein, one of our directors, purchased 27,272 ADSs. The terms of the issuance, as well as the discount received by the underwriters for these shares, were the same as those offered to the public. For more information on the underwritten public offering, please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

C.         Interests of Experts and Counsel

Not applicable.

ITEM 8.         FINANCIAL INFORMATION

A.Financial Statements and Other Financial Information

The financial statements required by this item are found at the end of this Annual Report, beginning on page F‑1.

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

B.         Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2019.

ITEM 9.         THE OFFER AND LISTING

A.Offer and Listing Details

Our Ordinary Shares were traded on the TASE under the symbol “RDHL” from February 2011 to February 2020 and were voluntarily delisted from trading on the TASE, effective February 13, 2020. Our ADSs were traded on the Nasdaq Capital Market under the symbol “RDHL” from December 27, 2012, and have been listed on the Nasdaq Global Market under the same symbol since July 20, 2018.

B.         Plan of Distribution

Not applicable.

C.         Markets

Our ADSs, each representing ten Ordinary Shares and evidenced by an American depositary receipt, or ADR, are traded on the Nasdaq Global Market under the symbol “RDHL.” The ADRs were issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon.

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

Description of Securities

Ordinary Shares

Our registered share capital is NIS 6,000,000, divided into (i) 594,000,000 registered Ordinary Shares of NIS 0.01 par value each, and (ii) 6,000,000 preferred shares of NIS 0.01 par value each.”.

The Ordinary Shares do not have preemptive rights, preferred rights or any other right to purchase our securities. Neither our articles of association nor the laws of the State of Israel restrict the ownership or voting of Ordinary Shares by non-residents of Israel, except for subjects of countries that are enemies of Israel.

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

Dividend and Liquidation Rights. Our profits, in respect of which a resolution was passed to distribute them as a dividend or bonus shares, are to be paid pro rata to the amount paid or credited as paid on account of the nominal value of shares held by the shareholders. In the event of our liquidation, the liquidator may, with the general meeting’s approval, distribute parts of our property in specie among the shareholders and he may, with similar approval, deposit any part of our property with trustees in favor of the shareholders as the liquidator, with the approval mentioned above deems fit. The terms of our term loan facility prohibit us from paying dividends.

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

Allotment of Shares. Our board of directors has the power to allot or to issue shares to any person, with restrictions and conditions as it deems fit.

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

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer. In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them must refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The board of directors of a merging company is required pursuant to the Israeli Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that, as a result of a proposed merger, the surviving company will not be able to satisfy its obligations toward its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger.

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

Anti-takeover Measures

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We have 6,000,000 authorized unissued preferred shares. Our authorized preferred shares, and any other class of shares other than Ordinary Shares that we may create and issue in the future, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their Ordinary Shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Israeli Companies Law described in “– Voting.” In addition, provisions of our articles of our association relating to the election of our directors for terms of three years make it more difficult for a third party to effect a change in control or takeover attempt that our management and board of directors oppose. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Appointment of Directors and Terms of Officers.”

C.         Material Contracts

For a description of other material agreements, please see “Item 4. Information on the Company – B. Business Overview.

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

E.         Taxation

Israeli Tax Considerations

General

The following is a summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of our Ordinary Shares or American Depositary Shares (collectively, the “Shares”).

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation that has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2019 tax year.

Taxation of Shareholders

Capital gains

Capital gains tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax.

Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12‑month period, such gain will be taxed at the rate of 30%.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% in 2019 and thereafter), and a marginal tax rate of up to 50% in 2019 for individuals, including an excess tax (as discussed below).

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

In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Double Tax Treaty, exempts a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) from Israeli capital gain tax in connection with the sale of the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12‑month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S.-Israel Double Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

Payers of consideration for the Shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% of the consideration in the event the seller is an individual, and a rate of 23% (in 2019) of the consideration, in the event the seller is a corporation.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return need not be filed, and no advance payment must be paid. Capital gains are also reportable on the annual income tax returns.

Dividends

Dividends distributed by a company to a shareholder who is an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12‑month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally be exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12‑month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

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

Estate and Gift Tax

Israel does not currently impose estate or gift taxes if the Israeli Tax Authority is satisfied that the gift was made in good faith and on condition that the recipient of the gift is not a non-Israeli resident.

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

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares and ADSs by U.S. Holders, as defined below. This summary addresses solely U.S. Holders who acquire ADSs pursuant to this offering and who hold Ordinary Shares or ADSs, as applicable, as capital assets for U.S. federal income tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder or all tax considerations that may be relevant with respect to an investment in our Ordinary Shares or ADSs.

This summary does not address tax considerations applicable to a holder of our Ordinary Shares or ADSs that may be subject to special tax rules including, without limitation, the following:

•	dealers or traders in securities, currencies or notional principal contracts;
•	financial institutions;
•	insurance companies;
•	real estate investment trusts;
•	banks;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	traders that have elected mark-to-market accounting;
•	investors that hold Ordinary Shares or ADSs as part of a “straddle”, “hedge”, or “conversion transaction” with other investments;
•	regulated investment companies;
•	persons that actually or constructively own 10 percent or more of our shares by vote or value; and
•	persons whose functional currency is not the U.S. dollar.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not address any state, local, or foreign tax consequences to a holder of our Ordinary Shares or ADSs.

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, and local and other tax consequences of an investment in our Ordinary Shares or ADSs.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of an Ordinary Share or ADSs that is for U.S. federal income tax purposes:

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

Taxation of ADSs

Exchange of ADSs for Ordinary Shares

In general, for U.S. federal income tax purposes, if you hold ADSs, you will be treated as the holder of the underlying Ordinary Shares represented by those ADSs. Accordingly, gain or loss generally will not be recognized if you exchange ADSs for the underlying Ordinary Shares represented by those ADSs.

Distributions

Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from such distribution (see “Israeli Tax Considerations”), actually or constructively received by a U.S. Holder with respect to our Ordinary Shares (or, in the case of ADSs, received by the Depositary) will be taxable to the U.S. Holder as foreign-source dividend income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The U.S. Holder will not be eligible for any dividends received deduction in respect of the dividends paid by us. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of the U.S. Holder’s adjusted tax basis in its Ordinary Shares or ADSs. Distributions in excess of such adjusted tax basis will generally be taxable to the U.S. Holder as capital gain from the sale or exchange of property as described below under “Sale or Other Disposition of Ordinary Shares or ADSs.” If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under the Code, certain dividends received by non-corporate U.S. Holders will be subject to a maximum federal income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a PFIC for the year in which the dividend is paid or for the preceding taxable year, and only with respect to Ordinary Shares or ADSs held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121‑day period beginning 60 days before the ex-dividend date). As discussed below, however, we believe we may be a “passive foreign investment company” (see “Passive Foreign Investment Companies”) for our current taxable year and future taxable years. Accordingly, dividends paid by us to non-corporate U.S. Holders may not be eligible for the reduced income tax rate applicable to qualified dividends. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

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

Sale or Other Disposition of Ordinary Shares and ADSs

Subject to the discussion under “Passive Foreign Investment Companies” below, if a U.S. holder sells or otherwise disposes of its Ordinary Shares or ADSs, gain or loss will be recognized for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted basis in the Ordinary Shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the holder had held the Ordinary Shares or ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition or our Ordinary Shares or ADSs will be U.S. source gain or loss for purposes of the foreign tax credit limitation. As discussed below in “Passive Foreign Investment Companies,” however, it is possible that we may be a PFIC for our current taxable year and future taxable years. If we are a PFIC, any such gain will be subject to the PFIC rules, as discussed below, rather than being taxed as a capital gain.

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

As discussed above under the heading “Israeli Tax Considerations-Taxation of Shareholders,” a U.S. Holder who holds Ordinary Shares or ADSs through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized on a sale or other disposition of the Ordinary Shares or ADSs if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities or if the U.S. Holder does not claim any allowable refunds or reductions of such withholding tax. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on their net investment income, which generally includes dividends paid on the Ordinary Shares or ADSs and capital gains from the sale or other disposition of the Ordinary Shares or ADSs.

Passive Foreign Investment Companies

Although we do not anticipate being classified as a PFIC for U.S. federal income tax purposes for our current taxable year, because the PFIC determination is not made until the close of the year, it is possible that we may be classified as a PFIC for the current and future taxable years. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. Based on our retention of a significant amount of cash and cash equivalents and depending on the market price of our ADSs, we may be a PFIC for the current taxable year and future taxable years.

If we are a PFIC for any year during which you hold the ADSs or Ordinary Shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or Ordinary Shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or Ordinary Shares you hold. If such election is made, you will be deemed to have sold the ADSs or Ordinary Shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ADSs or Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year for which we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or realize any gain from a sale or other disposition of the ADSs or Ordinary Shares:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares,
•

the amount of excess distribution or gain allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, will be included in gross income (as ordinary income) for the current tax year, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable thereto.

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries, if any, are also PFICs, you will be deemed to own your proportionate share of any such lower-tier PFIC, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, you may incur liability for any “excess distribution” described above if we receive a distribution from such lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If you make a mark-to-market election for the ADSs, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid mark-

to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except the lower applicable tax rate for qualified dividend income would not apply. If we cease to be a PFIC when you have a mark-to-market election in effect, gain or loss realized by you on the sale of the ADSs will be a capital gain or loss and taxed in the manner described above under “Sale or Other Disposition of Ordinary Shares or ADSs.”

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to comply with the informational requirements of the Exchange Act, and, accordingly, file current reports on Form 6‑K, annual reports on Form 20‑F and other information with the SEC.

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

Risk of Interest Rate Fluctuation and Credit Exposure Risk

At present, our credit and interest risk arise from our term loan facility, cash and cash equivalents, deposits with banks and a portfolio of corporate bonds as well as accounts receivable. A substantial portion of our liquid instruments is invested in short-term deposits and corporate bonds in highly-rated institutions.

Our term loan facility indebtedness uses LIBOR as a benchmark for establishing the interest rate. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to perform differently than in the past or to be replaced entirely. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our term loan facility.

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

(A)         Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate on our assets and liabilities as of December 31, 2019:

	Income (loss) from			Income (loss) from
	change in exchange		Value	change in exchange
	rate (U.S. dollars		(U.S. dollars	rate (U.S. dollars
Sensitive instrument	in thousands)		in thousands)	in thousands)
	Down	Down		Up	Up
	2%	5%		5%	2%
Cash and cash equivalents	6	15	29,023	(15)	(6)
Bank deposits	4	11	10,349	(11)	(4)
Accounts receivable (except prepaid expenses)	6	15	2,244	(15)	(6)
Accounts payable and accrued expenses	(11)	(28)	(9,782)	28	11
Total loss	5	13		(13)	(5)

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable.

B.         Warrants and Rights

Not applicable.

C.         Other Securities

Not applicable.

D.         American Depositary Shares

Each of the American Depositary Shares, or ADSs, represents 10 Ordinary Shares. The ADSs trade on the Nasdaq Global Market.

The form of the deposit agreement for the ADSs and the form of American Depositary Receipt (ADR) that represents an ADS have been incorporated by reference as exhibits to this Annual Report on Form 20‑F. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286.

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

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed on Form 20‑F and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) of the Exchange Act) as of the end of the period covered by this report are effective at such reasonable assurance level.

(b)Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a‑15(f) and 15d‑15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019. Our auditor, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has provided an attestation report on our internal control over financial reporting, which is included herein.(see “– Attestation Report of Registered Public Accounting Firm.”)

(c)Attestation Report of Registered Public Accounting Firm

Our independent registered public accounting firm has audited the consolidated financial statements included in this Annual Report on Form 20‑F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F‑2 and F‑3 of this Annual Report on Form 20‑F and is incorporated herein by reference.

(d)Changes in Internal Control Over Financial Reporting

There were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2019, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.            [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Alla Felder, Mr. Ofer Tsimchi and Mr. Eric Swenden are audit committee financial experts. Ms. Felder, Mr. Tsimchi and Mr. Eric Swenden are independent directors for the purposes of the Nasdaq Listing Rules.

ITEM 16B.         CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of ethics is posted on our website, https://ir.redhillbio.com/static-files/9be49636‑4b2f‑453e-ac3e‑7b759b984c40.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent registered public accounting firm for professional services.

	Year Ended December 31,
Services Rendered	2019	2018
	(U.S. dollars in thousands)
Audit (1)	185	185
Audit-related services (2)	65	85
Tax (3)	19	22
Total	269	292

(1)Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)Audit-related services related to work regarding prospectus supplements and ongoing consultation.

(3)Tax fees relate to tax compliance, planning, and advice.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee’s specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company include the approval of audit and non-audit services to be provided by the external auditor. The audit committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit services. All non-audit services are pre-approved by the audit committee.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.         CORPORATE GOVERNANCE

Nasdaq Stock Listing Rules and Home Country Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of the Nasdaq Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to the following items:

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

•

Quorum - As permitted under the Israeli Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and at an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq Listing Rules; and

•

Nominations Committee - As permitted by the Israeli Companies Law, our board of directors selects director nominees subject to the terms of our articles of association which provide that incumbent directors are re-nominated for additional terms. Directors are not selected, or recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the Nasdaq Listing Rules.

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

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.            FINANCIAL STATEMENTS

Not applicable.

ITEM 18.            FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F‑1.

ITEM 19.            EXHIBITS

See Exhibit Index on page 147.

Glossary of Terms

Certain standards and other terms that are used in this Annual Report are defined below:

API - active pharmaceutical ingredient, including their starting materials - the ingredient in a pharmaceutical drug that is biologically active.

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

GERD - gastroesophageal reflux disease.

H. pylori (Helicobacter pylori) - a Gram-negative bacterium found in the stomach. It was identified in 1982 by Dr. Barry Marshall and Dr. Robin Warren and is associated with peptic ulcer disease and the development of gastric cancer.

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

NDA - New Drug Application - an application by drug sponsors to the FDA for approval of a new pharmaceutical for sale and marketing in the U.S.

NTM - Nontuberculous Mycobacteria– a class of Mycobacteria also known as environmental mycobacteria, atypical mycobacteria and mycobacteria other than tuberculosis (MOTT).

Ondansetron - a drug in a class of medications called serotonin 5‑HT3 receptor antagonists. Ondansetron works by blocking the action of serotonin, a natural substance that may cause nausea and vomiting.

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

Sphingosine kinase‑2 (SK2) - an enzyme catalyzes the phosphorylation of sphingosine to generate sphingosine 1‑phosphate. There are two isotypes of sphingosine enzyme, SK1 and SK2. Both isotypes have a key role in a variety of diseases, including the development of a range of solid tumors and are promising anti-cancer therapeutic targets.

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

2.1

Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F‑6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on December 6, 2012).

2.2

Form of American Depositary Receipt (Incorporated by reference to Exhibit 1 to the Registration Statement on Form F‑6 filed by The Bank of New York Mellon with the Securities and Exchange Commission on December 6, 2012).

2.3	Description of Share Capital.

4.1*

Asset Purchase Agreement, dated August 11, 2010, by and between the Registrant and Giaconda Limited (RHB‑104, 105, 106) (Incorporated by reference to Exhibit 4.4 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.2

Amendment to Asset Purchase Agreement by and between the Registrant and Giaconda Limited (RHB‑104, 105, 106) dated February 27, 2014 (Incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20‑F filed with the Securities and Exchange Commission on February 26, 2015).

4.3*

Exclusive License Agreement, dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp (Incorporated by reference to Exhibit 4.7 of the Annual Report on Form 20‑F filed with the Securities and Exchange Commission on February 25, 2016).

4.4†

Amendment #1 dated January 23, 2017, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20‑F/A filed with the Securities and Exchange Commission on May 15, 2019).

4.5*

Amendment #2 dated June 22, 2017, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20‑F filed with the Securities and Exchange Commission on February 22, 2018).

4.6*

Amendment #3 dated February 6, 2018, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20‑F filed with the Securities and Exchange Commission on February 22, 2018).

4.7†

Amendment #4 dated January 3, 2019, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20‑F/A filed with the Securities and Exchange Commission on May 15, 2019).

4.8

Amendment #5 dated January 23, 2019, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20‑F filed with the Securities and Exchange Commission on February 26, 2019).

4.9

Form of Letter of Exemption and Indemnity adopted on July 2013 (unofficial English translation) (incorporated by reference to Exhibit B to Exhibit 99.1 to Form 6‑K disseminated with the Securities and Exchange Commission, dated June 26, 2013).

4.10	Amended and Restated Award Plan (2010).

4.11	Compensation Policy (incorporated by reference to Form 6‑K filed with the Securities and Exchange Commission on May 16, 2019).

4.12†	Subscription Agreement, dated October 17, 2019, by and between Registrant and Cosmo Pharmaceuticals N.V. and Cosmo Technologies Ltd.

4.13†	Exclusive License Agreement, dated October 17, 2019, by and between Registrant and Cosmo Technologies Ltd.

4.14^	Credit Agreement, dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto.

4.15^	Security Agreement, dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., and HCR Collateral Management, LLC.

4.16^	Pledge Agreement, dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., and HCR Collateral Management, LLC.

4.17†	License Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB.

4.18†	Supply Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB.

8.1	Subsidiary List (incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20‑F filed with the Securities and Exchange Commission on February 22, 2018).

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

101.

The following financial statements from the Company’s 20‑F for the fiscal year ended December 31, 2019, formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

*Confidential treatment granted with respect to certain portions of this Exhibit.

†Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

^ Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

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

Date: March 4, 2020

REDHILL BIOPHARMA LTD.

2019 CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of REDHILL BIOPHARMA LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of RedHill Biopharma Ltd. and its subsidiary (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018,  and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(r) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

March 3, 2020

We have served as the Company’s auditor since 2010.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
	Note	2019	2018	2017
		U.S. dollars in thousands
NET REVENUES	18	6,291	8,360	4,007
COST OF REVENUES		2,259	2,837	2,126
GROSS PROFIT		4,032	5,523	1,881
RESEARCH AND DEVELOPMENT EXPENSES, net	19	17,419	24,862	32,969
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	20	18,333	12,486	12,014
GENERAL AND ADMINISTRATIVE EXPENSES	21	11,481	7,506	8,025
OTHER EXPENSES		—	—	845
OPERATING LOSS		43,201	39,331	51,972
FINANCIAL INCOME		1,335	678	6,505
FINANCIAL EXPENSES		438	167	77
FINANCIAL INCOME, net	22	897	511	6,428
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		42,304	38,820	45,544

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	24	0.14	0.17	0.26

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2019	2018
		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	29,023	29,005
Bank deposits	5	10,349	8,271
Financial assets at fair value through profit or loss	6	8,500	15,909
Trade receivables		1,216	958
Prepaid expenses and other receivables	7	2,244	1,876
Inventory	8	1,882	769
		53,214	56,788
NON-CURRENT ASSETS:
Bank deposits		152	140
Fixed assets	9	228	163
Right-of-use assets	10	3,578	—
Intangible assets	11	16,927	5,320
		20,885	5,623
TOTAL ASSETS		74,099	62,411

CURRENT LIABILITIES:
Accounts payable		4,184	3,324
Lease liabilities	10	834	—
Accrued expenses and other current liabilities	13	5,598	7,057
		10,616	10,381

NON-CURRENT LIABILITIES:
Derivative financial instruments		—	344
Lease liabilities	10	2,981	—
Royalty obligation	14a(3)	500	500
		3,481	844
TOTAL LIABILITIES		14,097	11,225

EQUITY:	16
Ordinary shares		962	767
Additional paid-in capital		267,403	219,505
Accumulated deficit		(208,363)	(169,086)
TOTAL EQUITY		60,002	51,186

TOTAL LIABILITIES AND EQUITY		74,099	62,411

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Additional		Accumulated	Total
	shares	paid-in capital	Warrants	deficit	equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2017	441	150,838	1,057	(89,635)	62,701
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017:
Share-based compensation to employees and service providers	—	—	—	2,235	2,235
Issuance of ordinary shares, net of issuance costs	119	22,097		—	22,216
Exercise of warrants and options into ordinary shares	15	3,442	—	—	3,457
Warrants expiration	—	1,057	(1,057)	—	—
Comprehensive loss	—	—	—	(45,544)	(45,544)
BALANCE AT DECEMBER 31, 2017	575	177,434	—	(132,944)	45,065

BALANCE AT JANUARY 1, 2018	575	177,434	—	(132,944)	45,065
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018:
Share-based compensation to employees and service providers	—	—	—	2,678	2,678
Issuance of ordinary shares, net of issuance costs	190	41,712		—	41,902
Exercise of options into ordinary shares	2	359	—	—	361
Comprehensive loss	—	—	—	(38,820)	(38,820)
BALANCE AT DECEMBER 31, 2018	767	219,505	—	(169,086)	51,186

BALANCE AT JANUARY 1, 2019	767	219,505	—	(169,086)	51,186
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Share-based compensation to employees and service providers	—	—	—	3,027	3,027
Issuance of ordinary shares to private investor, see note 14b	195	47,893		—	48,088
Exercise of options into ordinary shares	*	5	—	—	5
Comprehensive loss	—	—	—	(42,304)	(42,304)
BALANCE AT DECEMBER 31, 2019	962	267,403	—	(208,363)	60,002

*Less than a thousand

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(42,304)	(38,820)	(45,544)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	3,027	2,678	2,235
Depreciation	997	90	81
Write-off of intangible assets	—	—	845
Amortization of intangible assets	216	—	—
Fair value adjustments on derivative financial instruments	(344)	(104)	(5,687)
Fair value losses on financial assets at fair value through profit or loss	(27)	137	127
Revaluation of bank deposits	(21)	35	(123)
Exchange differences in respect of lease liabilities	139	—	—
Exchange differences in respect of cash and cash equivalents	(94)	103	(367)
	3,893	2,939	(2,889)
Changes in assets and liability items:
Decrease (increase) in trade receivables	(258)	570	(1,429)
Decrease (increase) in prepaid expenses and other receivables	(368)	1,414	(1,728)
Decrease (Increase) in inventory	(1,113)	(116)	(653)
Increase (decrease) in accounts payable	860	(1,481)	4,745
Increase (decrease) in accrued expenses and other current liabilities	(1,459)	1,032	2,729
	(2,338)	1,419	3,664
Net cash used in operating activities	(40,749)	(34,462)	(44,769)
INVESTING ACTIVITIES:
Purchase of fixed assets	(168)	(23)	(146)
Purchase of intangible assets	(35)	(35)	(1,035)
Change in investment in current bank deposits	(2,069)	4,869	(13,000)
Purchase of financial assets at fair value through profit or loss	(4,325)	(6,976)	(21,923)
Proceeds from sale of financial assets at fair value through profit or loss	11,761	7,517	17,522
Net cash provided by (used in) investing activities	5,164	5,352	(18,582)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	36,300	41,902	22,216
Exercise of options into ordinary shares	5	361	3,437
Payment of principal with respect to lease liabilities	(796)	—	—
Repayment of payable in respect of intangible asset purchase	—	(500)	—
Net cash provided by (used in) financing activities	35,509	41,763	25,653
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(76)	12,653	(37,698)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	94	(103)	367
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,005	16,455	53,786
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,023	29,005	16,455
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	753	728	469
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	251
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANACING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	2,805	—	—
Purchase of an intangible asset in consideration for issuance of shares	11,788	—	—

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	General
1)

RedHill Biopharma Ltd. (the “Company”), incorporated in Israel on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (the “Company’s subsidiary”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company, primarily focused on commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases. In November 2019, the U.S. Food and Drug Administration (“FDA”) approved Talicia®, the Company’s first and only product that was developed internally to be approved for marketing by the FDA. The Company plans to launch Talicia® in the U.S. by the end of the first quarter of 2020.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, and the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the NASDAQ Capital Market from December 27, 2012 and have been listed on the NASDAQ Global Market (“NASDAQ”) since July 20, 2018.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	U.S. rights to commercialize and co-promote

Since the Company established commercial presence in the U.S. in 2017, it promoted or commercialized various gastrointestinal (“GI”) related products. As of the date of approval of these financial statements, the Company commercializes only Aemcolo® (rifamycin) in the U.S. for traveler’s diarrhea, for which the Company obtained exclusive U.S. rights to commercialize in October 2019 and commenced commercialization in the U.S. in December 2019. See also note 14(b).

During the reported periods in these financial statements, the Company commercialized EnteraGam® under an exclusive license agreement. In addition, the Company promoted Donnatal®, Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and Mytesi®, under various promotion agreements. At the end of 2019 and early 2020, the Company has terminated the said commercialization and promotion agreements to focus on commercialization its products, Talicia® and Aemcolo®, as described above.

3)

To date, the Company has out-licensed only one of its therapeutic candidates in an exclusive worldwide license agreement that the Company decided to terminate effective December 25, 2019 and has generated limited revenues from its commercial activities. Accordingly, there is no assurance that the Company’s business will generate sustainable positive cash flows. Through December 31, 2019, the Company has an accumulated deficit, and its activities have been funded primarily through public and private offerings of the Company’s securities.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of all of the Company’s therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months. (see also note 26).

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

b.    Approval of financial statements

These financial statements were approved by the Company’s Board of Directors (“BoD”) on March 3, 2020.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.    Basis for presentation of the financial statements

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

b.    Translation of foreign currency transactions and balances

1)    Functional and presentation currency

Items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the Company and its subsidiary operate (the “Functional Currency”). The consolidated financial statements are presented in U.S. dollars (“$”), which is the Company’s functional and presentation currency.

2)   Transactions and balances

Foreign currency transactions in currencies different from the Functional Currency (hereafter foreign currency, mostly New Israeli Shekel (“NIS”)) and Euro (“EUR”) are translated into the Functional Currency using the exchange rates at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation of period-end

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

exchange rates of monetary assets and liabilities denominated in foreign currencies are recorded in the Statements of Comprehensive Loss under financial income or financial expenses.

c.    Principles of consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

d.    Cash and cash equivalents

Cash and cash equivalents include cash on hand and unrestricted short-term bank deposits with maturities of three months or less.

e.    Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance.

f.     Inventory

The Company’s inventory represents items purchased by the Company and held for sale in the ordinary course of business, as well as inventory in the process of production for a sale in the ordinary course of business or materials or supplies to be used in the production process, to the extent they are recoverable. The inventory is stated at the lower of cost or net realizable value. Cost of inventory purchased and held for sale is determined using the first-in, first-out method. Cost of inventory in the process of production and materials to be used in the production process are determined using the moving average method.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

h.    Intangible assets

1)    Licenses

The Company’s intangible assets represent in-licenses of development-phase compounds acquired by the Company, where the Company continues or has the option to continue to do the development work (“R&D assets”), as well as commercialization rights for approved products ("Commercialization assets").

R&D assets are stated at cost and are not amortized. These assets are tested for impairment annually. At the time these assets will be available for use, they will be amortized over their useful lives.

Commercialization assets are amortized on a straight-line basis over their useful economic life when they are available for use. These assets are subsequently carried at cost less accumulated amortization and impairment losses.

In determining the useful economic life of a commercialization asset, the Company considered, among other factors, the duration of the license and the patent rights of the product, anticipated duration of sales of the product after patent expiration, and competitors in the marketplace.

With regards to the Aemcolo® asset, see also note 14b.

Amounts due for future payment based on contractual agreements are accrued upon reaching the relevant milestones.

All intangible assets are tested for impairment if any events have occurred or changes in circumstances have taken place which might indicate that their carrying amounts may not be recoverable. See also note 3 for key assumptions used in the determination of the recoverable amounts.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2)    Research and development

Research expenses are recognized as an expense as incurred. An intangible asset arising from the development of the Company’s therapeutic candidates is recognized if all of the following conditions are met:

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other development costs that do not meet the above criteria are recognized as expenses as incurred.  Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

As of December 31, 2019, the Company had not yet capitalized any development costs.

Research and development costs for the performance of pre-clinical trials, clinical trials, and    manufacturing by subcontractors are recognized as expenses when incurred.

i.     Financial assets

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

Regular purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to the Company or delivered by the Company. Investments are initially recognized at fair value plus direct incremental transaction costs for all financial assets not recorded at fair value through profit or loss, except for trade receivables, that are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components.

Financial assets measured at fair value through profit or loss are initially recognized at fair value, related transaction costs are expensed to profit or loss. Financial assets are derecognized when the

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently recorded at fair value. Financial assets at amortized cost are measured in subsequent periods at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the Statements of Comprehensive Loss under “Financial Expenses (Income), net.”

3)	Impairment

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost.

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. If the financial instrument is determined to have a low credit risk at the reporting date, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition.

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

Prior to the effective date and adoption of IFRS 9, the financial assets of the Company were classified into the following categories: financial assets at fair value through profit or loss, and loans and receivables. The classification depended on the purpose for which the financial assets were acquired, also, prior to the adoption of IFRS 9, the Company assessed at December 31, 2017, whether there is any objective evidence that a financial asset or group of financial assets was impaired.

j.     Financial liabilities

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

Financial liabilities are classified as current liabilities if payment is due within one year or less, otherwise, they are classified as non-current liabilities.

The Company’s financial liabilities at amortized cost are included in accounts payable, accrued expenses and other current liabilities and payable in respect of the intangible asset.

The derivative financial instruments represent warrants that confer the right to net share settlement.

The Company removes a financial liability (or a part of a financial liability) from its Statements of Financial Position when, and only when, it is extinguished (when the obligation specified in the contract is discharged, canceled or expired).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Labor laws and agreements in Israel, as well as the Company’s practice, require the Company to pay severance pay and/or pensions to employees dismissed or retired, in certain circumstances.

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

m.   Share-based payments

The Company operates several equity-settled, share-based compensation plans to employees (as defined in IFRS 2 “Share-Based Payments”) and service providers. As part of the plans, the Company grants employees and service providers, from time to time and at its discretion, options to purchase Company shares. The fair value of the employee and service provider services received in exchange for the grant of the options is recognized as an expense in profit or loss and is recorded as accumulated deficit within equity. For employees, the total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) is determined by reference to the fair value of the options granted at the date of grant. For service providers (including equity instruments granted in consideration for intangible assets, see note 14b), the Company measures the awards based on the fair value of the asset or service received.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

When exercising options, the Company issues new shares. The proceeds, less directly attributable transaction costs, are recognized as share capital (par value) and share premium.

n.    Revenue from contracts with customers

The Company generated revenue in the years presented in these financial statements from product sales of in-licensed products and from promotional services provided in relation to third-party products.

1)    Revenue from promotional services

The Company recognizes revenue from promotional services as it satisfies its performance obligation over time, in an amount equal to the consideration to which it expects to be entitled to, taking into consideration the constraint on variable considerations stipulated in IFRS 15.

2)    Revenue from the sale of products

The Company sells products to wholesale distributors and specialty pharmacies. Revenue is recognized at a point in time when control over the product is transferred to the customer (upon delivery), at the net selling price, which reflects reserves for variable consideration, including discounts and allowances.

The transaction price in these arrangements is the consideration to which the Company expects to be entitled from the customer. The consideration promised in a contract with the Company’s customers may include fixed amounts and variable amounts. The Company estimates the variable consideration and includes it in the transaction price using the most likely outcome method, and only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The specific considerations the Company uses in estimating these amounts related to variable consideration are as follows:

Trade discounts and distribution fees. The Company offers discounts to its customers, as an incentive for prompt payment. The Company records these discounts as a reduction of revenue in the period the related revenue from the sale of products is recognized. In addition, distribution fees are paid to certain distributors based on contractually determined rates from the gross consideration. As the fee paid to the customer is not for a distinct good or service, it is recognized as a reduction of revenue in the period the related revenue from the sale of products is recognized.

Rebates and patient discount programs. The Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. The Company estimates the allowance for these rebates and coupons based on historical and estimated utilization of the rebate

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and discount programs, at the time the revenues are recognized. These estimates are recognized as a reduction of revenue.

Product returns. The Company offers customers a right of return. The Company estimates the amount of product sales that may be returned by its customers and records this estimate as a reduction of revenue at the time of sale, based on historical rates of return.

Principal versus agent considerations. When a third party is involved in providing goods or services to a customer, the Company analyzes whether the Company acts as a principal or an agent in the transaction, based on whether the Company obtains control of the product before it is transferred to the customer, using the indicators provided in IFRS 15.

In connection with the commercialization of its products, the Company determined that it is the principal in the arrangements, rather than an agent of the licensors of the products, since the Company controls the product before transferring it to a customer. This is because the Company is primarily responsible for fulfilling the promise to provide the products to its customers, the Company bears inventory risk before the products have been transferred to its customers and after the products have been transferred (the customers have a right of return) and the Company has discretion in establishing the selling price of each product. Therefore, revenue in the amount the Company is entitled to receive from its customers is recognized on a gross basis, from which royalties payable to the licensors are accounted for within Cost Of Revenues.

3)    Practical expedients and exemptions

The Company expenses sales commissions when incurred since the amortization period of the asset that the Company otherwise would have recognized would have been for less than one year. These costs are recorded as selling and marketing expenses.

o.    Advertising and promotional expenses

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Since the Company is unable to assess whether it will have taxable income in the foreseeable future, no deferred tax assets were recorded in these financial statements.

r.    Leases

a)

The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the statement of financial position at the date of initial application.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases that had previously been classified as ‘operating leases’ under the principles of IAS 17 “Leases.” These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental annual borrowing rate applied to the lease liabilities on January 1, 2019, was 6.9%.

The associated right-of-use assets were measured at the amount equal to the lease liability and as a result, there was no impact on accumulated deficit on January 1, 2019.

In applying IFRS 16 for the first time, the Company has used the following practical expedient permitted by the standard - the accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019, as short-term leases.

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4 determining whether an arrangement contains a lease.

b)

From January 1, 2019, the leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: fixed payments (including in-substance fixed payments) and variable lease payments that are based on an index or a rate.

The lease payments are discounted using the lessee’s incremental borrowing rate, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost being the amount of the initial measurement of the lease liability.

Payments associated with short-term leases and leases of low-value assets are not recognized as right-of-use assets or lease liabilities but are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets include IT-equipment and small items of office furniture.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contracts may contain both lease and non-lease components. For leases of properties, the Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of vehicles, for which the Company is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

c)

Until the 2018 financial year, the leases of offices and cars by the Company and its subsidiary were classified as operating leases and payments made were charged to profit or loss on a straight-line basis over the period of the lease.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of financial statements requires management to make estimates which, by definition, will seldom equal the actual results and will affect the reported amounts in the Company’s consolidated financial statements and the accompanying notes. Some of the policies described in note 2 of the Company’s consolidated financial statements involve a high degree of judgment or complexity. The Company believes that the most critical accounting policies and significant areas of judgment and estimation are in:

•	Impairment reviews of intangible R&D assets
•	Estimated fair value and useful economic life of the Aemcolo® asset.

Impairment reviews of intangible R&D assets

The Company reviews annually or when events or changes in circumstances indicate the carrying value of the R&D assets may not be recoverable.

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using the estimated Company’s post-tax weighted average cost of capital (“WACC”) which is 15.4%.

The main estimates used in calculating the recoverable amount include: outcome of the therapeutic candidates R&D activities; probability of success in gaining regulatory approval, size of the potential market and the Company’s asset’s specific share in it and amount and timing of projected future cash flows.

Estimated fair value and useful economic life of the Aemcolo® asset

The Aemcolo® asset has been acquired in exchange of the Company’s ADSs and was recognized at fair value at the acquisition date. The fair value was determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted (using WACC) over their estimated remaining useful economic life.

The main estimates used in calculating the fair value include size of the potential market, the asset’s peak market share and the period in which it will be reached and the amount and timing of projected future cash flows.

Moreover, the Company determined the asset’s useful economic life, over which the asset will be amortized on a straight-line from its acquisition. The main estimate used in determining the useful life was the anticipated duration of sales of the product after its expiration.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company’s finance department is responsible for carrying out financial risk management activities in accordance with policies approved by its BoD). The BoD provides general guidelines for overall financial risk management, as well as policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments, and investment of excess cash. In order to minimize market risk and credit risk, the Company has invested the majority of its cash balances in low-risk investments, such as (i) highly-rated bank deposits with terms of up to one-year term with exit points and (ii) a managed portfolio of select corporate bonds comprised of a diversified mix of highly-rated bonds. No more than 10% of the total value of the Company’s corporate bonds portfolio is invested in a single bond issuer.

(a)   Market risks

The Company might be exposed to foreign exchange risk as a result of its payments to employees and service providers and investment of some liquidity in currencies other than the U.S. dollar (i.e., the Functional Currency). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the Functional Currency of the Company been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized an additional expense of $12,,000 $58,000, and $56,000 in profit or loss for the years ended, December 31, 2019, 2018 and 2017, respectively. The foreign exchange risks associated with these balances are immaterial.

(b)  Credit and interest risks

Credit and interest risks arise from cash and cash equivalents, deposits with banks, financial assets at fair value through profit or loss, as well as receivables. A substantial portion of liquid instruments of the Company is invested in short-term deposits or corporate bonds in highly-rated banks. The Company estimates that since the liquid instruments are mainly invested in the short term and with highly-rated institutions, the credit and interest risks associated with these balances are low.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)   Liquidity risk

Prudent liquidity risk management requires maintaining sufficient cash or the availability of funding through an adequate amount of committed credit facilities. Management monitors rolling forecasts of the Company’s liquidity reserve (comprising of cash and cash equivalents, deposits and financial assets through profit or loss). This is generally carried out based on the expected cash flow in accordance with practices and limits set by the management of the Company.

As of December 31, 2019, the Company has generated revenues from commercialization and promotional activities, however, no sufficient revenue from the commercial operations was generated to compensate for operating expenses and as sales, royalties or commercialization revenues from the therapeutic candidates have not yet been generated, the Company is exposed to liquidity risk.

As of December 31, 2019, the Company’s non-derivative financial liabilities include accounts payable, accrued expenses, and other current liabilities for a period of less than 1 year. See also note 10 regarding the Company's contractual cash flows for its lease liabilities.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents Company assets and liabilities measured at fair value:

	Level 1	Level 3	Total
	U.S. dollars in thousands
December 31, 2019:
Assets -
Financial assets at fair value through profit or loss	8,500	—	8,500
December 31, 2018:
Assets -
Financial assets at fair value through profit or loss	15,909	—	15,909
Liabilities -
Derivative financial instruments	—	344	344

The following table presents the change in derivative liabilities measured at level 3 for the years ended December 31, 2019 and 2018:

	Derivative financial instruments
	Year Ended December 31,
	2019	2018
	U.S. dollars in thousands
Balance at beginning of the year	344	448
Fair value adjustments recognized in profit or loss	(344)	(104)
Balance at end of the year	—	344

The fair value of the above-mentioned derivative financial instruments that are not traded in an active market is determined by using valuation techniques. The Company used its judgment to select a variety of methods and made assumptions that are mainly based on market conditions existing at the end of each reporting period.

NOTE 5 - CASH, CASH EQUIVALENTS AND BANK DEPOSITS:

a.    Cash and cash equivalents

	December 31,
	2019	2018
	U.S. dollars in thousands
Cash in bank	6,471	7,736
Short-term bank deposits	22,552	21,269
	29,023	29,005

The carrying amounts of the cash and cash equivalents approximate their fair values.

b.    Bank deposits

The bank deposits include deposits invested for terms of three months to one year and bear interest at an average annual rate of 2.07%.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:

These financial assets as of December 31, 2019, represent a portfolio of marketable debt securities.

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

The fair value of the securities is based on their exchange market price at the end of each trading day and reporting period.

NOTE 7 - PREPAID EXPENSES AND OTHER RECEIVABLES:

	December 31,
	2019	2018
	U.S. dollars in thousands
Advance to suppliers	1,412	1,319
Discount from service provider	63	241
Prepaid expenses	413	120
Government institutions	356	196
	2,244	1,876

The fair value of other receivables, which constitute of financial assets, approximates their carrying amount.

NOTE 8 - INVENTORY:

	December 31,
	2019	2018
	U.S. dollars in thousands
Raw materials	1,590	507
Finished goods	292	262
	1,882	769

During the years ended December 31, 2019, and 2018, the Company recognized amounts of $0.9 million and $1 million, respectively, in inventory cost as part of cost of revenues.

Write-downs of inventories to net realizable value amounted to $0.1 million in 2019 ($0 in 2018). These were recognized as an expense during the year ended December 31, 2019 and were included in cost of revenues in the statement of comprehensive loss.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - FIXED ASSETS:

The composition of assets and accumulated depreciation are grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2019	2018	2019	2018	2019	2018
	U.S. dollars in thousands
Office furniture and equipment (including computers)	534	372	324	235	210	137
Leasehold improvements	138	132	120	106	18	26
	672	504	444	341	228	163

NOTE 10 - LEASES:

Amounts recognized in the Statements of Financial Position:

	December 31, 2019	January 1, 2019
	U.S dollars in thousands
Right-of-use assets:
Properties	3,199	1,040
Vehicles	379	627
	3,578	1,667
Lease liabilities:
Current	834	896
Non-current	2,981	771
	3,815	1,667
Additions to the right-of-use assets and lease liabilities during the 2019 financial year were $2.8 million
Amounts recognized in the Statements of Comprehensive Loss:
	Year Ended December 31, 2019
Depreciation charge of right-of-use assets
Properties	524
Vehicles	370
	894
Interest expense (included in financial expenses)	390
The total cash outflow for leases in 2019 was $1 million.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expenses relating to short-term leases and expenses relating to leases of low-value assets are immaterial.

The table below analyzes the Company’s financial liabilities into relevant maturity groupings based on the contractual maturities:

December 31, 2019
U.S. dollars in thousands
Less than 1 year	1,052
2-5 years	3,117
More than 5 years	385
4,554

NOTE 11 - INTANGIBLE ASSETS:

The Company’s intangible assets represent in-licenses of R&D assets and the Aemcolo® asset.

The changes in those assets are as follows:

	Year Ended December 31,
	2019	2018
	U.S. dollars in thousands
R&D assets:
Cost:
Balance at beginning of year	5,320	5,285
Additions in-licenses of R&D during the year	35	35
Balance at end of year	5,355	5,320
Commercialization assets:
Cost:
Addition during the year	11,788	—
Accumulated amortization	(216)	—
Balance at end of year	11,572	—
	16,927	5,320

The Company estimates the useful life of the commercialization asset of Aemcolo® asset to be approximately 11 years. For further details regarding the intangible assets see notes 2h, 3, and 14(b).

NOTE 12 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

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

The amounts charged as an expense with respect to defined contribution plans in 2019, 2018, and 2017 were $184,000, $182,000, and $155,000, respectively.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

	December 31,
	2019	2018
	U.S. dollars in thousands
Accrued expenses	4,263	5,599
Employees and related liabilities	1,228	1,380
Government institutions	107	78
	5,598	7,057

The fair value of the accounts payable and accrued expense balances approximates their carrying amounts.

NOTE 14 - COMMITMENTS:

a.   Agreements to purchase intellectual property

1)   On August 11, 2010, the Company entered into an agreement with a private Australian company in an asset purchase agreement to acquire intellectual property relating to three therapeutic candidates for the treatment of gastrointestinal conditions. Pursuant to the asset purchase agreement, as amended, the Company paid the Australian company an initial amount of $500,000 and undertook to pay future payments in the range of 7% - 20% from the Company’s revenues that may be generated from the sale and sublicense of the therapeutic candidates, less certain deductible amounts, as detailed in the agreement. Such potential payments are due until termination or expiration of the last of the patents transferred to the Company pursuant to the agreement (each on a product-by-product basis).

In 2014, the Company entered into a licensing agreement with Salix Pharmaceuticals, Ltd., which was later acquired by Valeant Pharmaceuticals International, Inc. and subsequently renamed to Bausch Health Companies Inc. (“Bausch Health”), pursuant to which Bausch Health licensed from the Company the exclusive worldwide rights to one of the above-mentioned therapeutic candidates. Under the license agreement, Bausch Health paid the Company an upfront payment of $7 million, recognized by the Company as revenues in 2014, and as a result, the Company paid the Australian company an amount of $1 million, that were recognized as cost of revenues in the Statements of Comprehensive Loss. In December 2019, the Company terminated the licensing agreement with Bausch Health and regained the exclusive worldwide rights to the therapeutic candidate licensed.

Through December 31, 2019, the Company has paid the Australian company in total $1.5 million, as mentioned above.

2)   On June 30, 2014, the Company entered into an agreement with a German company that granted the Company the exclusive worldwide (excluding China, Hong Kong, Taiwan, and Macao) development and commercialization rights to all indications to a therapeutic candidate. Under the terms of the agreement, the Company paid the German company an upfront payment of $1 million and agreed to pay the German company potential tiered royalties, less certain deductible amounts, as detailed in the agreement, ranging from mid-teens and up to 30%. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2019, the Company has paid the German company only the initial amount mentioned above.

3)   On March 30, 2015, the Company entered into an agreement with a U.S.-based private company that granted the Company the exclusive worldwide development and commercialization rights for all indications to a therapeutic candidate, and additional intellectual property rights, targeting multiple

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

oncology, inflammatory and GI indications. Under the terms of the agreement, the Company undertook to pay the U.S. company an initial amount of $1.5 million and an additional amount of $2 million to be paid on a specific date. In addition, the Company undertook to pay up to $2 million in potential development milestone payments, and potential tiered royalties on revenues, less certain deductible amounts starting in the low double-digits, as detailed in the agreement. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2019, the Company paid the U.S. company a total of $3 million.

Following an amendment to the agreement from February 2018, during December 2018, the Company elected to convert the current payment of the remaining $0.5 million into increased future potential royalty payments. As of December 31, 2019, the Company recognized an amount of $0.5 million as a non-current liability with respect to the increase in potential royalty payments.

b.   License agreement for commercialization rights

On October 17, 2019, the Company entered into a strategic collaboration with Cosmo Pharmaceuticals N.V. (“Cosmo”),  which includes an exclusive license agreement for the U.S. rights to Aemcolo® and a simultaneous private investment by Cosmo.

Under the terms of the license agreement, Cosmo invested $36.3 million in cash and granted the Company the exclusive rights to commercialize Aemcolo® in the U.S. for travelers’ diarrhea.

The license agreement also grants the Company certain rights related to the potential development of additional indications for Aemcolo®, as well as arrangements related to other pipeline therapeutic candidates of Cosmo. Under the terms of the agreements, the Company issued 5,185,715 ADSs to Cosmo for the cash investment and 1,714,286 ADSs to Cosmo Technologies Ltd, a wholly-owned subsidiary of, as an upfront payment for the U.S commercialization rights granted under the license. In addition, the Company agreed to pay Cosmo a royalty percentage in the high twenties on net sales generated from the commercialization of Aemcolo® in the U.S. The license agreement further provides for potential regulatory and commercial milestone payments to Cosmo totaling up to $100 million.

With respect to this agreement, the Company measured the commercialization rights based on their fair value, with a corresponding credit to equity.

NOTE 15 - INCOME TAX:

a.   Taxation of the Company in Israel:

1)   Measurement of results for tax purposes

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars.

The results of the Company are measured for tax purposes in accordance with Accounting Principles Generally Accepted in Israel (Israeli GAAP). These financial statements are prepared in accordance with IFRS. The differences between IFRS and Israeli GAAP, both on an annual and a cumulative basis cause differences between taxable results and the results are reflected in these financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)   Tax rates

The net income of the Company is subject to the Israeli corporate tax rate. Israeli corporate tax rates for 2019, 2018, and 2017 were 23%, 23%, and 24%, respectively.

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

c.   Carryforward losses

As of December 31, 2019, the Company had net operating losses carried forward (“NOLs”) of approximately $165 million. Under Israeli tax laws, carryforward tax losses have no expiration date.

As of December 31, 2019, the U.S. subsidiary had net operating losses carried forward of approximately $33 million, of which approximately $10 million expires in 2037, and approximately $23 million does not expire, but is limited to offset 80% of the net income in the year it is utilized.

Under U.S. tax laws, for NOLs arising after December 31, 2017, the 2017 Act limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income. In addition, NOLs arising after 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018, will not be subject to the foregoing taxable income limitation and will continue to have a two-year carryback and twenty-year carryforward period.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.  The Company has not created deferred taxes on its carryforward losses since their utilization is not expected in the foreseeable future.

d.   Deductible temporary differences

The amount of cumulative deductible temporary differences, other than carryforward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the Statements of Financial Position as of December 31, 2019, and 2018, were $17 million and $27 million, respectively. These temporary differences have no expiration dates.

e.   Tax assessments

The Company has not been assessed for tax purposes since its incorporation. The Company’s tax assessments for 2014 are therefore considered final.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SHARE CAPITAL:

a.  Composition

Company share capital is composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31,
	2019	2018
	In thousands
Authorized ordinary shares	594,000	600,000
Authorized preferred shares (reserved)	6,000
Issued and paid ordinary shares	352,696	283,687

The Company’s ordinary shares were traded on the TASE from February 2011 to February 2020, and the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s ADSs are traded on the NASDAQ. Each ADS represents 10 ordinary shares. The last reported market price for the Company’s securities on December 31, 2019, was $6.07 per ADS on the NASDAQ and $0.60 per share on the TASE (based on the exchange rate reported by the Bank of Israel for that date).

In May 2018, a general meeting of the Company’s shareholders approved the increase of the authorized share capital of the Company to 600,000,000 ordinary shares. In June 2019, a general meeting of the Company’s shareholders approved to amend the Company's registered share capital into (i) 594,000,000 ordinary shares, par value NIS 0.01 each, and (ii) 6,000,000 preferred shares, par value NIS 0.01 each.

b.   Exercise of options

During 2019 and 2018, the Company issued 8,750 and 719,374 ordinary shares for $5,000 and $0.4 million, respectively, resulting from exercises of options that had been issued to employees, consultants and directors of the Company.

c.    In August 2018, the Company completed an underwritten offering in the U.S. of an aggregate of 4,166,667 ADSs for gross proceeds to the Company of approximately $25 million. Net proceeds to the Company from the offering, following underwriting commissions and other offering expenses, were approximately $23.5 million.

In December 2018, the Company completed an underwritten offering in the U.S. of an aggregate of 2,857,143 ADSs for gross proceeds to the Company of approximately $20 million. Net proceeds to the Company from the offering, following underwriting commissions and other offering expenses, were approximately $18.4 million.

d.    In October 2019, the Company, under the strategic collaboration discussed in note14(b), issued 5,185,715 ADSs to Cosmo for proceeds in cash of $36.3 million and 1,714,286 ADSs to Cosmo Technologies Ltd, a wholly-owned subsidiary of Cosmo, as an upfront payment for the U.S commercialization rights of Aemcolo®.

NOTE 17 - SHARE-BASED PAYMENTS:

On May 30, 2010, a general meeting of shareholders approved the option plan of the Company (the “Option Plan”), after being approved by the BoD. In 2017 the Option Plan was amended and restated as the 2010

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Award Plan (the “Award Plan”). As of December 31, 2019, the Award Plan allows the Company to allocate up to 51,332,508 options to employees, consultants, and directors and are reserved by the BoD for issuance under the Award Plan. The terms and conditions of the grants were determined by the BoD and are according to the Award Plan.

a.   The following is information on options granted in 2019:

	Number of options granted
	According to the Award Plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than to			ordinary	grant in U.S. dollars
Date of grant	directors (1)	To directors (1)(2)	Total	share ($)	in thousands (3)
February 2019	1,580,000	—	1,580,000	0.89	628
May 2019	5,640,000	—	5,640,000	0.92	2,433
June 2019	—	1,875,000	1,875,000	0.92	641
July 2019	435,000	—	435,000	0.80	173
September 2019	350,000	—	350,000	0.80	150
November 2019	600,000	—	600,000	0.76	195
December 2019	1,370,000	—	1,370,000	0.69	451
	9,975,000	1,875,000	11,850,000		4,671

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

2)   The general meeting of the Company’s shareholders held on June 24, 2019 (the “June 2019 AGM”), subsequent to approval of the Company’s BoD, granted 1,875,000 options under the Company’s Award Plan, of which 1,125,000 options to the Company’s directors and 750,000 options to the Company's Chairman of the BoD and Chief Executive Officer.

3)   The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company’s ordinary share: $0.61 - $0.83, expected volatility: 57.48% - 58.27%, risk-free interest rate: 1.63% - 2.67% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates. the expected volatility assumption used in based on the historical volatility of the Company’s ordinary share.

b.  The June 2019 AGM, subsequent to approval of the Company’s BoD, granted a three-year extension of the exercise period of fully-vested options exercisable into the Company's ordinary shares granted to the Company's Chairman of the BoD and Chief Executive Officer, that were originally scheduled to expire in February 2019. Accordingly, 600,000 options were extended with new terms: the exercise price will increase by 50% to 1.08 per ordinary share and will not be exercisable within one year of the extension. These options originally had a term of seven years. The total incremental fair value of the options was approximately $0.2 million and was recorded immediately to the Statements of Comprehensive Loss.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c.    The following is information on options granted in 2018:

	Number of options granted
	According to the Award Plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than to	To directors		ordinary	grant in U.S. dollars
Date of grant	directors (1)	(1) (2)	Total	share ($)	in thousands (3)
January 2018	1,455,000	—	1,455,000	0.56	433
March 2018	3,210,000	—	3,210,000	0.65	808
May 2018	—	500,000	500,000	0.65	111
August 2018	630,000	—	630,000	0.84	238
November 2018	210,000		210,000	0.90	102
	5,505,000	500,000	6,005,000		1,692

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

2)

The options include both options exercisable into the Company’s ordinary shares and options exercisable to the Company’s ADSs.

3)

The general meeting of the Company’s shareholders held on May 2, 2018 (the “May 2018 AGM”), subsequent to approval of the Company’s BoD, granted 500,000 options under the Company’s Award Plan to the Company's Chairman of the BoD and Chief Executive Officer.

4)

The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company’s ordinary share: $0.48 - $0.88, expected volatility: 50.99% - 58.4%, risk-free interest rate: 2.65% - 3.19% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates. the expected volatility assumption used in based on the historical volatility of the Company’s ordinary share.

d.

During 2018, the BoD approved a three years extension of the exercise period of fully-vested options exercisable into the Company's ordinary shares granted to employees and consultants that were originally scheduled to expire in February 2018, March 2018, August 2018, January 2019 and February 2019. Accordingly, 2,844,210 options, 120,000 options, 260,000 options, 750,000 options and 400,000 options, respectively, were extended with new terms: the exercise price will increase by 50% to $0.75, $1.575, $1.035, $1.08 and $1.08 per ordinary share, respectively, and will not be exercisable within one year of the extension. These options originally had a term of seven years. The total incremental fair value of the options as of the date of the extension was approximately $0.4 million and was recorded to the Statements of Comprehensive Loss immediately.

e.

The May 2018 AGM, subsequent to approval of the Company’s BoD, granted a three-year extensions of the exercise period of 1,540,000 fully-vested options exercisable into the Company's ordinary shares and 150,000 fully-vested options exercisable into the Company's ordinary shares granted to the Company's Chairman of the BoD and Chief Executive Officer and to a non-executive director of the Company, respectively, that were originally scheduled to expire in February 2018 and May 2018, respectively. These options originally had a term of seven years, and the extensions are under the same terms as

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

detailed in d above. The total incremental fair value of the options on the date of May 2018 AGM was $0.1 million and was recorded to the Statements of Comprehensive Loss immediately.

f.    Changes in the number of options and weighted averages of exercise prices are as follows:

	Year Ended December 31,
	2019		2018
		Weighted		Weighted
		average of		average of
	Number of	exercise	Number of	exercise
	options	price ($)	options	price ($)
Outstanding at beginning of year	29,360,235	1.05	25,781,798	1.05
Exercised	(8,750)	0.61	(719,374)	0.02
Expired and forfeited	(692,501)	1.03	(1,707,189)	0.96
Granted	11,850,000	0.87	6,005,000	0.66
Outstanding at end of year	40,508,984	1.03	29,360,235	1.05
Exercisable at end of year	24,902,923	1.14	12,962,574	1.25

g.    The following is information about the exercise price and remaining useful life of outstanding options at year-end:

Year Ended December 31,
2019			2018
Number of			Number of
options		Weighted	options		Weighted
outstanding		average of	outstanding		average of
at end of	Exercise price	remaining	at end of	Exercise price	remaining
year	range	useful life	year	range	useful life
40,508,984	$0.56-$1.61	5.2	29,360,235	$0.56-$1.61	4.3

h.    Expenses recognized in profit or loss for the options are as follows:

Year Ended December 31,
2019	2018	2017
U.S. dollars in thousands
3,027	2,678	2,235

The remaining compensation expenses as of December 31, 2019, are $3.5 million and will be expensed in full by September 2023.

The options granted to Company employees in Israel are governed by relevant rules in Section 102 to the Israel Income Tax Ordinance (hereinafter the “Ordinance”). According to the treatment elected by the Company and these rules, the Company is not entitled to claim as tax deductions the amounts charged to employees as a benefit, including amounts recognized as payroll benefits in Company, accounts for the options the employees received within the Award Plan. Options granted to option holders who are related parties of the Company are governed by Section 3(i) to the Ordinance.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - NET REVENUES:

	Year Ended December 31,
	2019	2018	2017
	U.S dollars in thousands
Commercialization of products	3,227	4,671	3,240
Promotional services	3,064	3,689	767
	6,291	8,360	4,007

During the reported years in these financial statements, net revenues consist solely of revenues with respect to commercialization and promotional activities of the Company’s commercial products, as detailed in note 1a (2).

NOTE 19 - RESEARCH AND DEVELOPMENT EXPENSES, net:

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands
Payroll and related expenses	623	552	653
Professional services	2,345	2,297	2,218
Share-based payments	671	872	793
Clinical and pre-clinical trials	12,840	20,373	27,940
Intellectual property development	317	290	401
Other	623	478	964
	17,419	24,862	32,969

NOTE 20 - SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES:

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands
Payroll and related expenses	9,335	7,540	5,012
Share-based payments	941	575	387
Professional services	3,680	1,626	1,778
Samples	178	—	1,569
Travel and related expenses	2,193	1,822	2,236
Office-related expenses	789	495	395
Other	1,217	428	637
	18,333	12,486	12,014

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - GENERAL AND ADMINISTRATIVE EXPENSES:

3
	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands
Payroll and related expenses	4,903	3,880	3,311
Share-based payments	1,415	1,231	1,054
Professional services	3,778	1,461	2,246
Office-related expenses	585	547	567
Other	800	387	847
	11,481	7,506	8,025

NOTE 22 - FINANCIAL INCOME, net:

	Year Ended December 31,
	2019	2018	2017
	U.S dollars in thousands
Financial income:
Fair value gains on derivative financial instruments	344	104	5,687
Gains on financial assets at fair value through profit or loss	474	295	189
Gains from changes in exchange rates	74	—	332
Interest from bank deposits	443	279	297
	1,335	678	6,505
Financial expenses:
Interest and finance charges for lease liabilities	390	—	—
Loss from changes in exchange rates		125	—
Other	48	42	77
	438	167	77
Financial income, net	897	511	6,428

NOTE 23 - SEGMENT INFORMATION:

The Company has two segments, Commercial Operations and Research & Development. In line with the reporting to the Chief Executive Officer, the performance of these segments is reviewed at revenues, gross profit, and operating expenses levels. The Commercial Operations segment covers all areas relating to the commercial sales and operating expenses directly related to that activity and is being performed by the Company’s U.S. subsidiary. The Research and Development segment includes all activities related to the research and development of therapeutic candidates and is being performed by the Company. There is no

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

segmentation of the Statements of Financial Position. Charges such as depreciation, impairment and other non-cash expenses are charged to the relevant segment.

a.   Segment information

	Year Ended December 31,			Year Ended December 31,
	2019			2018
December 31, 2019:	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	6,291	—	6,291	8,360	—	8,360
Cost of revenues	2,259	—	2,259	2,837	—	2,837
Gross profit	4,032	—	4,032	5,523	—	5,523
Research and development expenses, net	—	17,419	17,419	—	24,862	24,862
Selling, marketing, and business development expenses	16,854	1,479	18,333	11,329	1,157	12,486
General and administrative expenses	5,173	6,308	11,481	2,795	4,711	7,506
Operating loss	17,995	25,206	43,201	8,601	30,730	39,331

b.   Major customers

The percentages of total net revenues for the year ended December 31, 2019, and the year ended December 31, 2018, from one customer were 22% and 46%, respectively, and from another customer were 45% and 42%, respectively. The Company’s revenues were entirely in the U.S. and the payment terms for all customers are 30 to 60 days.

NOTE 24 - LOSS PER ORDINARY SHARE:

a.	Basic

The basic loss per share is calculated by dividing the loss by the weighted average number of ordinary shares in issue during the period.

The following is data taken into account in the computation of basic loss per share:

	Year Ended December 31,
	2019	2018	2017
Loss (U.S. dollars in thousands)	42,304	38,820	45,544
Weighted average number of ordinary shares outstanding during the period (in thousands)	296,922	231,204	176,579
Basic loss per share (U.S. dollars)	0.14	0.17	0.26

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding, assuming conversion of all potentially dilutive ordinary shares, using the treasury stock method. The Company had two categories of potentially dilutive ordinary shares: warrants issued to investors and options issued to employees and service providers. The effect of these options and warrants for all reporting years is anti-dilutive.

NOTE 25 - RELATED PARTIES:

a.    Key management in 2019 includes members of the Board of Directors and the Chief Executive Officer

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands
Key management compensation:
Salaries and other short-term employee benefits	666	734	677
Post-employment benefits	37	36	35
Share-based payments	468	510	557
Other long-term benefits	26	26	7

b.    Balances with related parties:

	December 31,
	2019	2018
	U.S. dollars in thousands
Current liabilities -
Credit balance in “accrued expenses and other current liabilities”	175	178
Non-current liabilities -
Derivative financial instruments	—	8

NOTE 26 - EVENTS SUBSEQUENT TO DECEMBER 31, 2019:

a.

On January 31, 2020, and February 24, 2020, the BoD approved grants of 98,000 options and 52,500 options, respectively, to purchase ADSs to employees of the Company’s subsidiary, under the Company’s Award Plan. The estimated fair values of the options on the grant dates were $0.3 million and $0.2 million, respectively.

b.

On February 23, 2020, the Company’s subsidiary entered into a credit agreement and certain security documents with HCR Collateral Management, LLC (“HCRM”) for up to $115 million in a non-dilutive, six-year term loan facility (the "Credit Agreement"). The borrowings under the term loan facility are secured by a first priority lien on substantially all of the current and future assets of the Company’s subsidiary, all assets related in any material respect to Talicia®, and all of the equity interests of the Company’s subsidiary. The Credit Agreement also restricts the Company subsidiary’s ability to make certain payments to the Company, including paying dividends, prior to the full repayment of the term loan facility.

The Credit Agreement contains certain customary affirmative and negative covenants. The Credit Agreement also contains a financial covenant requiring the Company to maintain a level of cash liquidity as well as a covenant requiring it to maintain minimum net sales beginning with the fiscal quarter ending June 30, 2022. The

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

level of liquidity is gradual and calculated on the amount borrowed under the term loan facility and is not to exceed $23 million.

Under the terms of the agreement, the Company’s subsidiary will receive a $30 million term loan following the closing of the transaction.  Subject to Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, clearance (“HSR Clearance”), the Company’s subsidiary will receive an additional $50 million loan to fund the acquisition of rights to Movantik® (naloxegol) from AstraZeneca. Two additional tranches, the second of which is at the mutual agreement of the Company’s subsidiary and HCRM, totaling $35 million will be available upon satisfaction of certain conditions to further support the Company’s subsidiary growing commercial operations. HCRM will receive royalties in the low-single digits based on the Company’s subsidiary worldwide net revenues, subject to a cap, as well as interest on the outstanding term loan to be computed as the 3-month LIBOR rate plus a single-digit interest rate, depending on revenues generated. The term loan matures in six years with no principal payments required in the first three years. The loan can be prepaid at the Company’s subsidiary’s discretion, subject to customary prepayment fees, certain of which decrease over time.

c.

On February 23, 2020, the Company entered into an exclusive license agreement with AstraZeneca AB (“AstraZeneca”) pursuant to which AstraZeneca granted the Company’s subsidiary exclusive, worldwide (excluding Europe, Canada, and Israel) commercialization and development rights to Movantik®  (naloxegol) and certain associated products. Movantik®, which was developed using Nektar Therapeutics’ (“Nektar”) oral small molecule polymer conjugate technology, is part of the exclusive worldwide license agreement between AstraZeneca and Nektar. Under the terms of the license agreement, and subject to HSR Clearance, the Company’s subsidiary agreed to pay an upfront payment of $52.5 million to AstraZeneca upon potential closing and a further non-contingent payment of $15 million 18 months post-closing.

In addition, the Company’s subsidiary entered into a supply agreement and a transitional services agreement with AstraZeneca, pursuant to which AstraZeneca will provide the Company’s subsidiary certain technology transfers and related materials for an agreed period, to enable the Company to manufacture and distribute Movantik® through its own supply chain, as well as various other supporting services over certain agreed periods.

The Company’s subsidiary will also assume financial responsibility for sales-based royalty and potential milestone payments that AstraZeneca is required to pay to Nektar Therapeutics, the originator of Movantik®. In 2015, AstraZeneca entered into a co-commercialization agreement with Daiichi Sankyo, Inc. (“Daiichi Sankyo”) for Movantik® in the U.S., which will be transferred to the Company’s subsidiary upon closing of the transaction. Following such transfer, the Company’s subsidiary expects to lead all U.S. commercialization activities for Movantik® and will continue to share costs and pay sales-related commissions to Daiichi Sankyo under that agreement.