Form 20-F
period 2020-12-31
RedHill Biopharma Ltd.
filed 2021-03-18
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 383,981,464 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ◻   No   ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes ◻   No   ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧   No   ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧    No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

Large Accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻ Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻

International Financing Reporting Standards as issued by the International Accounting

Standards Board ⌧   Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ] Item 18  [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ◻    No   ⌧

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd., a limited liability company incorporated under the laws of the State of Israel, and its direct and indirect subsidiaries, including RedHill Biopharma Inc. (“RedHill U.S.”), a wholly-owned subsidiary incorporated in Delaware. The term “including” means “including but not limited to”, whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of March 17, 2021 ($1 = NIS 3.289). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	our ability to obtain additional financing;
●	the commercialization and market acceptance of our commercial products;
●	our ability to generate sufficient revenues from our commercial products, including obtaining commercial insurance and government reimbursement;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, and to complete the development of such therapeutic candidates and obtain approval for marketing by the Food and Drug Administration (“FDA”) or other regulatory authorities;

●	our reliance on third parties to satisfactorily conduct key portions of our commercial operations, including manufacturing and other supply chain functions, market analysis services, safety monitoring, regulatory reporting and sales data analysis and the risk that those third parties may not perform such functions satisfactorily;
●	our ability to maintain an appropriate sales and marketing infrastructure;
●	our ability to establish and maintain corporate collaborations;
●	that our current commercial products or commercial products that we may commercialize or promote in the future may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for those products;
●	our exposure to significant drug product liability claims;
●	the completion of any postmarketing studies or trials;
●	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and to maintain our own marketing and commercialization capabilities;
●	our estimates of the markets, their size, characteristics and their potential for our commercial products and therapeutic candidates and our ability to serve those markets;
●	the successful commercialization of products we in-license or acquire;
●	our inability to enforce claims relating to a breach of a representation and warranty by a counterparty;
●	the hiring and continued employment of executives, sales personnel, and contractors;
●	our receipt and timing of regulatory clarity and approvals for our commercial products and therapeutic candidates, and the timing of other regulatory filings and approvals;
●	the initiation, timing, progress, and results of our research, development, manufacturing, preclinical studies, clinical trials, and other commercial efforts and therapeutic candidate development, as well as the extent and number of additional studies that we may be required to conduct;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, including developing a commercial companion diagnostic for the detection of Mycobacterium avium paratuberculosis (“MAP”);
●	our reliance on third parties to conduct key portions of our clinical trials, including data management services and the risk that those third parties may not perform such functions satisfactorily;
●	our reliance on third parties to manufacture and supply our therapeutic candidates and their respective APIs with the requisite quality and manufacturing standards in sufficient quantities and within the required timeframes and at an acceptable cost;
●	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;
●	the interpretation of the properties and characteristics of our commercial products or therapeutic candidates and of the results obtained in research, preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business, commercial products, and therapeutic candidates;
●	heightened attention on the problems associated with opioids;
●	the impact of other companies and technologies that compete with us within our industry;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our commercial products and therapeutic candidates, including from existing or future claims of infringement, and our ability to operate our business without infringing or violating the intellectual property rights of others;
●	parties from whom we license or acquire our intellectual property defaulting in their obligations toward us;
●	the failure by a licensor or a partner of ours to meet their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner;
●	our reliance on the actions of third parties, including sublicensors and their other sublicensees, to maintain our rights under our in-licenses which are sublicenses;
●	the effect of a potential occurrence of patients suffering serious adverse events using investigative drugs under our Expanded Access Program;
●	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats;
●	the effects of the economic and business environment, including unforeseeable events; and
●	the impact on our business of the political and security situation in Israel, the U.S. and other places in which we operate.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read the “Risk Factors” section included in “Item 3. Key Information – Risk Factors” in full.

●	Our pursuit of treatments for SARS-CoV-2 (the virus that causes COVID-19) infection in patients entails a high level of uncertainty. We have conducted limited testing of both opaganib and RHB-107 and cannot assure you that either of them will prove to be a safe and effective treatment for COVID-19 or will be approved for marketing or Emergency Use Authorization by the FDA or other regulatory authorities.
●	If we are successful in developing a COVID-19 therapeutic, we may need to devote significant resources to our manufacturing scale-up and large-scale deployment, including for use by the U.S. or other governments. If one of our COVID-19 therapeutic candidates is approved for marketing we may also need to devote significant resources to further expand our U.S. sales and marketing activities and increase or maintain personnel to accommodate sales in the U.S.
●	The ongoing COVID-19 pandemic may adversely affect our business, revenues, results of operations and financial condition.
●	Our current working capital is not sufficient to commercialize our current commercial products or to complete the research and development with respect to any or all of our therapeutic candidates. We may need to raise additional capital to achieve our strategic objectives and to execute our business plans, and our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund the commercialization of our current commercial products, therapeutic candidates, or the products we may commercialize or promote in the future, attract development or commercial partners or retain key personnel, and to fund operations and develop our therapeutic candidates.
●	Our long-term capital requirements are subject to numerous risks.
●	Our term loan facility imposes significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and may restrict our operational flexibility, and our failure to comply with the restrictive covenants in our term loan facility could have a material adverse effect on our business.
●	We may be unable to generate sufficient cash flow to make the required payments under the term loan facility or to adhere to other requirements under the term loan facility.
●	The indebtedness under our term loan facility is secured by substantially all of the current and future assets of RedHill U.S., all of our assets related in any material respect to Talicia®, and all of the equity interests of RedHill U.S. As a result of these security interests, such assets would only be available to satisfy claims of our general creditors or to holders of our equity securities if we were to become insolvent to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, the existence of these security interests may adversely affect our financial flexibility.
●	If we or our future development or commercialization partners are unable to obtain or maintain the FDA or other foreign regulatory clearance and approval for our commercial products or therapeutic candidates, we or our commercialization partners will be unable to commercialize our current commercial products, products we may commercialize or promote in the future or our therapeutic candidates, upon approval, if any.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          Selected Financial Data

Not applicable.

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before you decide to buy our securities. The risks and uncertainties described below in this Annual Report on Form 20-F for the year ended December 31, 2020, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Development of COVID-19 Therapy and COVID-19 Impact on Our Business

Our pursuit of treatments for SARS-CoV-2 (the virus that causes COVID-19) infection in patients entails a high level of uncertainty. We have conducted limited testing of both opaganib and RHB-107 and cannot assure you that either of them will prove to be a safe and effective treatment for COVID-19 or will be approved for marketing or Emergency Use Authorization by the FDA or other regulatory authorities.

In response to the global pandemic of COVID-19, we are pursuing the study of opaganib and RHB-107 as potential treatments for COVID-19. Following limited testing with opaganib and RHB-107 in human patients with viral infections, including for SARS-CoV-2 infection (the virus that causes COVID-19)we cannot predict the efficacy of opaganib or RHB-107, and we may be unable to provide a treatment that successfully treats COVID-19 and/or its symptoms in a timely manner, if at all. Furthermore, even if we successfully develop a viable therapeutic candidate, we may encounter difficulties developing and scaling up manufacturing processes suitable for production of sufficient supply for our clinical trials or for commercial use. Likewise, we may not be successful in commercializing any of the treatments we are developing for COVID-19. We are also committing financial resources and personnel to the development of opaganib and RHB-107 as potential treatments for COVID-19, which may cause delays in or otherwise negatively impact our other development programs, despite uncertainties surrounding the longevity and extent of COVID-19 as a global health concern. Our business could be negatively impacted by our allocation of significant resources to a global health threat that is unpredictable and could rapidly dissipate or against which our potential treatments, if developed, may not be partially or fully effective.

Further, we may take a decision to discontinue the study of opaganib and RHB-107 as potential treatments for COVID-19 for any reason, including if additional parties are successful in developing a more effective treatment or vaccine for COVID-19 or if the pandemic is effectively contained or the risk of SARS-CoV-2 infection is diminished or eliminated or if other market or business conditions and considerations support such discontinuation before we can successfully complete clinical development and obtain regulatory approval of opaganib or RHB-107 as a treatment for SARS-CoV-2 infection. We may be unable to recoup any costs we incur in the evaluation of opaganib and RHB-107 for SARS-CoV-2 infection and we may never recognize any revenue from the sale of opaganib or RHB-107 to treat COVID-19, even if we do receive one or more regulatory approvals.

Furthermore, the biotechnology sector is highly competitive and there are numerous companies that are currently pursuing a treatment for COVID-19 and vaccine for SARS-CoV-2. In particular, there are efforts by public and private entities to develop additional treatments or vaccines as fast as possible. To date, the FDA and other world health regulators have authorized emergency use of a number of SARS-CoV-2 vaccines. Other entities have or we expect will announce positive results from clinical trials for additional SARS-CoV-2 vaccine candidates. In addition, to date, there have been several drugs authorized for emergency use in treating COVID-19 patients. These and other public and private entities may develop treatments that are more effective than any we may develop, may develop a COVID-19 treatment that becomes the standard-of-care or at a lower cost or earlier than we are able to, or may be more successful at commercializing their product, which will reduce or eliminate the commercial opportunity for our therapeutic candidates. Many of these other organizations are much larger than we are and have access to larger pools of capital, including government grants and support, and broader manufacturing infrastructure. It is possible that another company or companies will obtain FDA approval for COVID-19 treatments before we obtain emergency use authorization or FDA (or other agency) approval (if ever), in which case, the FDA, the Secretary of the Department of Health and Human Services or other agencies around the world may stop accepting applications for emergency use authorization in connection with COVID-19. Even if we do obtain emergency use authorization or FDA (or other agency) approval for our COVID-19 therapeutic candidate, such authorization will only be effective as long as the public health emergency continues, and the Secretary of the Department of Health and Human Services or FDA (or other agency) may declare an end to such emergency at any time. Finally, if the pandemic ends or is sufficiently controlled, patient accruals for clinical trials will likely become difficult, which will have a material adverse effect on our ability to complete the development of our COVID-19 therapeutic candidate. There are a number of uncertainties and risks associated with our development of a COVID-19 therapeutic candidate, and we cannot guarantee success or profitability and may, instead, face financial and operational hardship as a result of this pursuit.

Government involvement may limit the commercial success of our COVID-19 therapeutic candidate.

The COVID-19 pandemic has been classified as a pandemic by public health authorities, and it is possible that one or more government entities may take actions that directly or indirectly have the effect of abrogating some of our rights or opportunities. If we were to develop an anti-viral therapeutic to COVID-19, the economic value of such therapeutic to us could be limited.

Separately, various government entities, including the U.S. and or other governments, are offering incentives, such as those we received, grants and contracts to encourage additional investment by commercial organizations into preventative and therapeutic agents against COVID-19, which may have the effect of increasing the number of competitors and/or providing advantages to competitors. Accordingly, there can be no assurance that we will be able to successfully establish a competitive market share for our COVID-19 candidates.

If we are successful in developing a COVID-19 therapeutic, we may need to devote significant resources to our manufacturing scale-up and large-scale deployment, including for use by the U.S. or other governments. If one of our COVID-19 therapeutic candidates is approved for marketing we may also need to devote significant resources to further expand our U.S. sales and marketing activities and increase or maintain personnel to accommodate sales in the U.S.

In the event that the clinical studies of opaganib and/or RHB-107 as a COVID-19 therapeutic candidate are perceived to be successful, we may need to work toward the large-scale manufacturing scale-up and larger-scale deployment of the potential therapeutic through a variety of U.S. government mechanisms such as an Expanded Access Program or an Emergency Use Authorization program. In this case, we may need to devote significant resources to this program, which would require diversion of resources from our other programs. In addition, since the path to licensure of any COVID-19 therapeutic is unclear, if use of the therapeutic is mandated by the U.S. or other government, we may have a widely used therapeutic in circulation in the U.S. or any another country prior to our full validation of the overall long-term safety and efficacy profile of our therapeutic. Unexpected safety issues in these circumstances could lead to significant reputational damage for us and our therapeutic candidates going forward and other issues, including delays in our other programs, the need for re-design of our clinical trials and the need for significant additional financial resources.

In addition, in the event one of our COVID-19 therapeutic candidates is approved for marketing we may also need to further expand our sales and marketing activities in the U.S. and increase or maintain personnel to accommodate sales. In this case, we may need to devote significant additional resources to this program, which would require diversion of additional resources from our other programs.

Since the beginning of 2020, we have entered into several collaborations with leading manufacturers, including with U.S.-based partners, to expand manufacturing capacity of opaganib for COVID-19 in preparation for potential emergency use applications and to gradually meet subsequent large-scale demand and distribution that could follow potential emergency use authorization and/or full marketing approval, if at all. Short-term capacity for finished drug product is anticipated to be 155,000 patient treatments, as we work to continue to build up larger initial annual scale manufacturing capacity to treat an estimated 2.8 million patients. We cannot guarantee that our ongoing efforts in relation to the drug candidates or their manufacturing, including the scale-up of manufacturing will be successful or that we will be able to supply the potential high demand for opaganib for COVID-19 that could follow potential emergency use authorization and/or full marketing approval, if at all. The exercise by the U.S. government may also adversely affect our ability to supply sufficient quantities of opaganib. See “ – The development of opaganib has been supported by government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers” below.

The development of opaganib has been supported by government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers.

Our intellectual property rights to opaganib, which we in-licensed from Apogee, have been generated through the use of U.S. federal and state government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in opaganib pursuant to the Bayh-Dole Act of 1980, or the Bayh-Dole Act. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require the licensor to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that (i) adequate steps have not been taken to commercialize the invention, (ii) government action is necessary to meet public health or safety needs or (iii) government action is necessary to meet requirements for public use under federal regulations (also collectively referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if the licensor fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. These rights of the government may affect us even though the U.S. government has not previously contacted us with respect to these intellectual property rights. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources.

In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the U.S. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the U.S. or that under the circumstances domestic manufacture is not commercially feasible. This preference for having products covered by such intellectual property be substantially manufactured in the U.S. may limit our ability to contract with non-U.S. product manufacturers or even U.S. product manufacturers whose manufacturing capacity is offshore.

The ongoing COVID-19 pandemic may adversely affect our business, revenues, results of operations and financial condition.

Outbreaks of epidemic, pandemic or contagious diseases, such as COVID-19, may adversely affect our business, revenues, financial condition and results of operations. In March 2020, the World Health Organization declared the outbreak of SARS-CoV-2 a global pandemic, and the global spread of the novel coronavirus resulted in government-imposed quarantines, travel restrictions and other public health safety measures in the United States, Israel, and other affected countries. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of SARS-CoV-2 have and may continue to have an adverse effect on the global markets and its economy and demand for pharmaceutical products, including on the availability and pricing of employees, resources, materials, manufacturing and delivery efforts and other aspects of the global economy. The spread of this pandemic has caused significant volatility and uncertainty in U.S. and international markets and has resulted in increased risks to our operations.

Specifically, we are monitoring a number of risks that have or may affect our business related to this pandemic, including the following:

●	Commercial Operations: An extended pandemic could have a material adverse effect on sales of our commercial products. We have experienced decreased commercial activities, which have affected the sales of some of our commercial products due to slower initiation of some promotional activities associated with a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force’s ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. In addition, there may be a negative impact on our business as a result of COVID-19 within our commercial organization, including our sales force. The ability to successfully commercialize Movantik® Aemcolo® and Talicia® depends on in-clinic patient visits and the availability of diagnostics, both of which have been negatively affected by the pandemic. In addition, the significant decrease in travel has significantly reduced the demand and sales of Aemcolo® for travelers’ diarrhea. We expect the decreased level of demand and sales of Aemcolo® to continue over the coming quarters due to the effects of the pandemic.
●	Supply Chain: To date, there have been no significant disruptions to our supply chain, and we currently have sufficient supply of commercial products on hand to meet U.S. commercial demand. However, an extended duration of this pandemic could result in broad supply disruptions and difficulty in finding alternative sources in the future which may adversely affect our ability to distribute certain of our commercial products for commercial supply and our therapeutic candidates for clinical supply. For example, quarantines, shelter-in-place and similar government orders, travel restrictions and health impacts of the COVID-19 pandemic could impact the availability or productivity of personnel at third-party manufacturers, distributors, freight carriers and other necessary components of our supply chain. In addition, there may be unfavorable changes in the availability or cost of raw materials, intermediates and other materials necessary for production, which may result in disruptions in our supply chain;
●	Clinical Trials: The pandemic has adversely affected and may continue to adversely affect our clinical and preclinical trials, including our ability to initiate and complete our clinical and preclinical trials within the anticipated timelines, and delays or difficulties in enrolling patients in our clinical trials and recruiting clinical site investigators and clinical site staff. Interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by government officials or entities, employers and others or interruption of clinical trial patient visits and study procedures (particularly any procedures that may be deemed non-essential), may impact the completeness of clinical trial data and clinical study endpoints. The current pressure on medical systems and the prioritization of healthcare resources toward the COVID-19 pandemic have also resulted in interruptions in data collection and submissions for certain clinical trials and delayed starts for certain planned studies. As a result, our anticipated filing and marketing timelines may be adversely impacted. For example, the initiation of the Phase 3 study with RHB-204 in first-line pulmonary NTM infections was deferred by two quarters to the fourth quarter of 2020.

-	In addition, we may be unable to meet the timelines and milestones established for the contemplated postmarketing studies we are required to conduct for Aemcolo®, in which case we could be subject to FDA enforcement actions and civil monetary penalties, among others, unless the FDA agrees to an extension of the timelines and milestones.

Our clinical trials can also be adversely affected by the reduction or diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trial. Any delays or interruption of our clinical trials could have an adverse effect on our development efforts of our therapeutic candidates, and failure to fulfill any postmarketing commitments could subject us to FDA enforcement actions or result in our breach of certain license agreements and cause us to lose our rights thereunder.

●	Regulatory Reviews: The operations of the FDA or other regulatory agencies may be adversely affected. We may also experience delays in necessary interactions with regulatory authorities around the world, including with respect to any anticipated filings.

Additionally, because our corporate headquarters are in Israel while our commercial office is in the U.S., there is additional risk in our ability as a company to control the activities occurring in the U.S., due to the geographic separation within our company.

Assessment of the complete extent of the impact of COVID-19 on our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. The continuation of the COVID-19 pandemic could materially disrupt our business and operations and have an adverse effect on the global markets and global economy generally, including on the availability and cost of employees, resources, materials, manufacturing and delivery efforts, and other aspects of the economy.

Risks Related to Our Business

We have a history of operating losses. We may continue to incur significant losses in the coming years.

From our incorporation in 2009 until establishment of our commercial presence in the U.S., we focused primarily on the development and acquisition of late-stage clinical therapeutic candidates, and since we established our commercial presence in the U.S., we have focused primarily on the acquisition and commercialization or promotion of products in the U.S. Following the launch of Talicia® in the first quarter of 2020 in the U.S. and the acquisition of Movantik® in April 2020, we have recorded meaningful revenues from our products; however, there is no assurance that we will be able to generate substantial positive cash flow or be profitable in the future.

We plan to further fund our future operations through commercialization and out-licensing of our therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. Our current cash resources are not sufficient to complete the research and development of all of our therapeutic candidates and to fully support our commercial operations until generation of sustainable positive cash flows. We expect that we will incur additional losses as we continue to focus our resources on advancing the development of our therapeutic candidates, as well as advancing our commercial operations, based on a prioritized plan that may result in negative cash flows from operating activities.

Most of our therapeutic candidates are in late-stage clinical development. All of our therapeutic candidates will require additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales of them, if at all. We have incurred losses since inception, principally as a result of research and development, selling, marketing, and business development, and general and administrative expenses in support of our operations. We experienced net losses of approximately $76.2 million in 2020, $42.3 million in 2019 and $38.8 million in 2018. As of December 31, 2020, we had an accumulated deficit of approximately $280.3 million. Our ability to generate sufficient revenues to sustain our business operations in accordance with our plan and to achieve profitability depends mainly upon our ability, alone or with others, to successfully commercialize or promote our current commercial products and products that we may acquire or for which we may acquire commercialization rights in the future, develop our therapeutic candidates, obtain the required regulatory approvals in various territories. We may be unable to achieve any or all of these goals with regard to our current commercial products, our therapeutic candidates or products we may commercialize or promote in the future. As a result, we may never achieve sufficient revenues to sustain our business operations in accordance with our plan or be profitable.

Our limited operating history makes it difficult to evaluate our business and prospects.

We have limited operating history, and our operations to date have been limited primarily to certain commercialization and promotion of products in the U.S., acquiring and in-licensing therapeutic candidates and rights to commercialize or promote products in the U.S., research and development, raising capital and recruiting scientific, commercial and management personnel, and third-party partners. Talicia® is our first and only product that was developed internally and approved for marketing by the FDA. We generated meaningful net revenues for the year ended December 31, 2020, for the first time since our inception following the launch of Talicia® in the first quarter of 2020 in the U.S. and the acquisition of Movantik® in April 2020. In addition, besides RHB-106 which we previously out-licensed to a third party, and besides Talicia®, we have limited experience achieving regulatory approval for out-licensing our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and we may not be able to fully assess our ability to commercialize our current commercial products or ones we may acquire or develop in the future, complete the development or obtain regulatory approval for our current and future therapeutic candidates or obtain regulatory approvals, reimbursement by third-party payors, achieve market acceptance or competitive pricing of our current commercial products or products that we may commercialize or promote in the future.

Our current working capital is not sufficient to commercialize our current commercial products or to complete the research and development with respect to any or all of our therapeutic candidates. We may need to raise additional capital to achieve our strategic objectives and to execute our business plans, and our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund the commercialization of our current commercial products, therapeutic candidates, or the products we may commercialize or promote in the future, attract development or commercial partners or retain key personnel, and to fund operations and develop our therapeutic candidates.

As of December 31, 2020, we had cash, cash equivalents, short-term investments and restricted cash of approximately $46.0 million, and as of December 31, 2019, we had cash, cash equivalents and short-term investments of approximately $48.0 million. Our restricted cash as of December 31, 2020, was $16 million as required by our credit agreement with HCR Collateral Management, LLC (“HCRM”). We have funded our operations primarily through public and private offerings of our securities, through strategic investments and our credit agreement with HCRM (see “– Our term loan facility imposes significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and may restrict our operational flexibility, and our failure to comply with the restrictive covenants in our term loan facility could have a material adverse effect on our business.”). We will need to raise additional capital to achieve our strategic objectives of commercializing our current commercial products and other products that we may commercialize or promote in the future and acquiring, in-licensing and developing therapeutic candidates. We plan to fund our future operations through commercialization of Movantik®, Talicia® and Aemcolo®, out-licensing of our therapeutic candidates and commercialization of in-licensed or acquired products, and we will also need to raise additional capital through equity or debt financing or non-dilutive financing. We are not yet certain of the financial impact of our commercialization activities, and the amounts we raise may not be sufficient to complete the research and development of all of our therapeutic candidates.

We generated meaningful net revenues for the year ended December 31, 2020, for the first time since our inception; however, our business is not yet profitable. As we plan to continue expending funds to commercialize Movantik®, Talicia® and Aemcolo®, and acquire additional products and therapeutic candidates, and in research and development, we will need to raise additional capital in the future through equity or debt financing, non-dilutive financing or pursuant to development or commercialization agreements with third parties with respect to particular therapeutic candidates and commercial products approved for sale in the U.S. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing development or commercialization partners in the future as a result of, among other factors, unsuccessful commercialization of Movantik®, Talicia® Aemcolo® or products that we may commercialize or promote in the future, as well as the inherent business risks associated with our Company, our current commercial products, products that we may commercialize or promote in the future, our therapeutic candidates, and present and future market conditions. To the extent we are able to generate meaningful revenues from our current and future commercial products, we may still need to raise capital because the revenues from our current and future commercial products may not be sufficient to cover all of our operating expenses and may not be sufficient to cover our commercial operations expenses. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain sufficient future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our commercialization programs for our current commercial products and products that we may commercialize or promote in the future, or research and development programs for our therapeutic candidates, any of which may have an adverse effect on our reputation, business, financial condition or results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

Our long-term capital requirements are subject to numerous risks.

Our long-term capital requirements are expected to depend on many potential factors, including but not limited to:

●	the progress, success, and cost of our clinical trials and research and development programs, including manufacturing;
●	the number and type of commercial products we commercialize or are in the process of launching;
●	our ability to successfully commercialize our current commercial products and products that we may commercialize or promote in the future, including through securing commercialization agreements with third parties and favorable pricing and market share or through our own commercialization capabilities;
●	the existence and entrance of generics into the market, including entrances into the market as a result of adverse outcomes in Abbreviated New Drug Application (“ANDA”) litigation, that could compete with our products and erode the profitability of our commercial products or products that we may commercialize or promote in the future;
●	the number and type of therapeutic candidates in development;
●	our ability to successfully complete our clinical trials and research and development programs, including recruitment and completion of relevant pediatric and oncology studies, since the pediatric population and the very advanced disease state and poor prognosis of the oncology patients in our oncology studies make it particularly difficult to recruit and successfully treat the patients, and to successfully complete the studies;
●	the identification and acquisition of additional therapeutic candidates and commercial products;
●	the costs, timing, and outcome of regulatory review and obtaining regulatory clarity and approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;
●	the costs of enforcing our issued patents and defending intellectual property-related claims;
●	the costs of manufacturing, developing and maintaining sales, marketing, and distribution channels for our commercial products;
●	our consumption of available resources, especially at a more rapid consumption than currently anticipated, resulting in the need for additional funding sooner than anticipated;
●	our ability to satisfy our obligations under our credit agreement with HCRM; and
●	the amount and frequency of any milestone or royalty payments for which we are responsible.

Risks Related to Our Indebtedness

Our term loan facility imposes significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and may restrict our operational flexibility, and our failure to comply with the restrictive covenants in our term loan facility could have a material adverse effect on our business.

On February 23, 2020, we, through our wholly-owned U.S. subsidiary, RedHill U.S., entered into a credit agreement and certain security documents with HCRM for up to $115 million in a non-dilutive, six-year term loan facility. Under the terms of the term loan facility, RedHill U.S. borrowed $30 million to support our commercial operations and borrowed an additional $50 million under the term loan facility to fund the acquisition of rights to Movantik® from AstraZeneca. The borrowings under the term loan facility are secured by a first priority lien on substantially all of the current and future assets of our wholly-owned U.S. subsidiary, RedHill U.S., all of our assets related in any material respect to Talicia®, and all of the equity interests of RedHill U.S.

Our term loan facility contains a number of restrictive covenants that impose financial and operating restrictions on us, including our ability to:

●	create liens;
●	make certain investments;
●	incur, assume or guarantee indebtedness;
●	make restricted payments, including paying dividends and making certain acquisitions;
●	merge, consolidate, sell or otherwise dispose of substantially all our assets;
●	enter into transactions with affiliates and insiders;
●	enter into sale and leaseback transactions;
●	enter into agreements that restrict the ability of any persons to make payments to us or RedHill U.S.;
●	prepay other indebtedness;
●	dispose of assets;
●	terminate, or alter the responsibilities of, certain executive officers; and
●	permit net sales to drop below a certain threshold.

Our term loan facility also contains a number of other covenants regarding our commercial operations, including covenants that require us to maintain a minimum cash balance at all times and to operate our business with respect to Talicia® in a manner agreed upon with HCRM, including maintaining a certain number of sale representatives.

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

The most popular LIBOR indices will be phased out by the end of June 2023. It is unclear whether new methods of calculating LIBOR will be established or if alternative benchmark reference rates will be adopted. The replacement of LIBOR with an alternative benchmark reference rate may adversely affect interest rates and result in higher borrowing costs for us under current or future credit agreements. This could adversely affect our liquidity and financial condition, results of operations, and ability to acquire debt financing. We cannot predict the effect of the elimination of LIBOR or the establishment and use of alternative benchmark reference rates and the corresponding effects of our cost of capital.

We may be unable to generate sufficient cash flow to make the required payments under the term loan facility.

Making the required payments under our loan term facility will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and our business may not generate sufficient cash flow from the sale of our commercial products. Our ability to make the required payments under our term loan facility will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, market, financial, competitive, regulatory and other factors that are beyond our control. See " - The ongoing COVID-19 pandemic may adversely affect our business, revenues, results of operations and financial condition."

If our cash flow and capital resources are insufficient to make the required payments under our term loan facility, we may be forced to reduce or delay the incurrence of expenses, sell assets, seek additional capital or restructure or refinance our term loan facility. These alternative measures may not be successful and may not permit us to meet our scheduled payment obligations. Our ability to restructure or refinance our debt will depend on the market conditions and our financial position at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. If we are unable to restructure or refinance our indebtedness, HCRM may accelerate the indebtedness, and if we are unable to repay those amounts, HCRM could proceed against the collateral granted to it to secure such indebtedness, which would have a material adverse effect on our reputation, business, financial condition or results of operations.

The indebtedness under our term loan facility is secured by substantially all of the current and future assets of RedHill U.S., all of our assets related in any material respect to Talicia®, and all of the equity interests of RedHill U.S. As a result of these security interests, such assets would only be available to satisfy claims of our general creditors or to holders of our equity securities if we were to become insolvent to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, the existence of these security interests may adversely affect our financial flexibility.

Indebtedness under our term loan facility is secured by substantially all of the current and future assets RedHill U.S., all of our assets related in any material respect to Talicia®, and all of the equity interests of RedHill U.S. Accordingly, if an event of default were to occur under our term loan facility, HCRM could foreclose on its security interests and liquidate some or all of these assets and would have a prior right to these assets, to the exclusion of our general creditors in the event of our bankruptcy, insolvency, liquidation or reorganization. In that event, our assets would first be used to repay in full all indebtedness and other obligations secured by such assets, resulting in a substantial portion of our assets being unavailable to satisfy the claims of our unsecured indebtedness. Only after satisfying the claims of our unsecured creditors is any amount available for our equity holders. The pledge of these assets may limit our flexibility in raising capital for other purposes. Because these assets are pledged under the term loan facility, and because of the limitations on incurring debt and granting liens in the term loan facility, our ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on our financial flexibility.

If certain individuals no longer serve as chief executive officer of RedHill or chief commercial officer of RedHill U.S. or their titles, duties or authorities are diminished, we may be obligated to pay all outstanding obligations under our term loan facility.

Our term loan facility provides that, if (i) we terminate Dror Ben-Asher or Rick Scruggs from their employment as the full-time, active chief executive officer of RedHill and full-time, active chief commercial officer of RedHill U.S., respectively, or diminish their respective titles, duties or authorities as of the date we entered into our term loan facility or (ii) we permit any of the foregoing to occur and, in the case of each of clause (i) and (ii), we do not find replacements within 90 days for such individuals who are approved in writing by HCRM after its good faith consideration of potential replacements proposed by us, this constitutes an event of default and all outstanding obligations under the term loan facility can become immediately due and payable. Whether Mr. Ben-Asher and Mr. Scruggs remain as chief executive officer of RedHill and chief commercial officer of RedHill U.S., respectively, is not entirely under our control. Although we intend to find an appropriate replacement satisfactory to HCRM if either Mr. Ben-Asher or Mr. Scruggs leaves their current position, we cannot assure you that we will be able find such a replacement within the time period permitted under our term loan facility, if at all, or that such replacement will be satisfactory to HCRM. We cannot assure you that we will be able to repay all outstanding obligations payable under the term loan facility in such event or that we will be able to find alternative financing. Even if alternative financing is available, it may be on unfavorable terms, and the interest rate charged on any new borrowings could be substantially higher than the interest rate under our term loan facility, thus adversely affecting our reputation, business, financial condition or results of operations.

Risks Related to Our Business and Regulatory Matters

If we or our future development or commercialization partners are unable to obtain or maintain the FDA or other foreign regulatory clearance and approval for our commercial products or therapeutic candidates, we or our commercialization partners will be unable to commercialize our current commercial products, products we may commercialize or promote in the future or our therapeutic candidates, upon approval, if any.

Our current commercial products must maintain, and the products we may commercialize or promote in the future may be required to obtain and maintain, FDA and other foreign regulatory clearance and approval.

Aemcolo® was approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults, and Talicia® was approved for marketing in the U.S. for the treatment of H. pylori infection in adults in November 2019. In addition, Movantik® was approved for marketing in the U.S. for the treatment of OIC in adult patients with chronic, non-cancer pain. However, future regulatory developments may lead to a loss of the right to commercialize Movantik®, Talicia® or Aemcolo® or any product we may commercialize or promote in the future.

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

Any material delay in obtaining or maintaining, or the failure to obtain or maintain, required regulatory clearances and approvals will increase our costs and may materially adversely affect our ability to continue to generate meaningful revenues and could adversely impact our reputation, business, financial condition, results of operations or ability to attain or sustain revenues from other markets. We also are, and will be, subject to numerous regulatory requirements from both the FDA and other foreign regulatory authorities that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, clearance or approval by one regulatory authority does not ensure clearance or approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and requirements and may impose additional testing, development and manufacturing requirements for our current commercial products and products that we may commercialize or promote in the future and for or our therapeutic candidates.

Additionally, the FDA or other foreign regulatory authorities may require, or companies may pursue, additional clinical trials after a product is approved for marketing. Such postmarketing studies may be mandated by the FDA or other foreign regulatory authorities as conditions for initial or continued approval for marketing. The FDA or other foreign regulatory authorities have expressed statutory authority to require holders of NDAs to conduct postmarketing trials to specifically address safety and other issues identified by the regulatory authority. For example, in connection with our in-license for Movantik®, we will assume the costs of and responsibility for a postmarketing observational clinical trial on major adverse cardiovascular events (MACE) and for the PREA post-marketing requirements of Aemcolo®.

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

If we are unable to maintain, train and build an effective commercial infrastructure, including sales and marketing infrastructure, or establish and maintain compliant and adequate commercial capabilities, we will not be able to successfully commercialize and grow our current commercial products and any products we may commercialize or promote in the future.

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

Our commercial efforts, including our sales and marketing efforts, must comply with various laws and regulations. Under applicable FDA marketing regulations, prescription drug promotions must be consistent with and not contrary to labeling, present “fair balance” between risks and benefits, be truthful and not false or misleading, be adequately substantiated (when required), and include adequate directions for use. Additionally, our marketing activities may be subject to enforcement by the Federal Trade Commission (FTC), state attorneys general, and consumer class-action liability if we engage in any practices that appear misleading or deceptive to the applicable agencies or consumers.

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

If the FDA investigates our marketing and promotional materials or other communications and finds that any of our current or future commercial products are being marketed or promoted in violation of the applicable regulatory restrictions, we could be subject to FDA enforcement action. Any enforcement action (or related lawsuit, which could follow such action) brought against us in connection with alleged violations of applicable drug promotion requirements, or prohibitions, could have an adverse effect on our reputation, business, financial condition or results of operations, as well as the reputation of any approved drug products we may commercialize or promote in the future. In addition, we may also be reliant on third parties’ compliance with such regulations. For example, the initial marketing and promotional materials we previously used to commercialize Movantik® were developed by the sub licensor without any input from us.

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

In order to further establish and maintain our own commercialization capabilities in the U.S., we may need to further expand, among others, our development, regulatory, manufacturing, sales and marketing capabilities, and to increase or maintain our personnel to accommodate sales. We may experience difficulties in managing this growth and integrating new personnel.

We have significantly increased our sales force in connection with the commercialization of Movantik®, Talicia® and Aemcolo®. To further establish and maintain our own commercialization capabilities in the U.S. we may need to further expand, among others, our development, regulatory, manufacturing, sales and marketing capabilities, and to increase or maintain our personnel to accommodate sales. We may not be able to secure personnel, organizations or vendors that are adequate in number or expertise to successfully and lawfully market and sell our products in the U.S. If we are unable to expand our sales and marketing capability, train our sales force or contractors effectively or provide any other capabilities necessary to commercialize products, we may need to contract with third parties to market and sell our products which could have an adverse effect on our financial condition and our results of operation.

We may also have difficulty in integrating into our existing U.S. operations the significant number of sales and other commercial personnel or contractors that we are hiring or engaging to support the commercialization of Movantik®, Talicia® and Aemcolo®. Sales personnel or contractors' productivity may decrease as we hire new, less experienced sales personnel or contractors, who are not yet familiar with our commercial products. In addition, we may be exposed to greater regulatory and compliance risks with our expanded sales force and activities.

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

We may not successfully continue the commercialization of Movantik®, Talicia® or Aemcolo®.

We may not successfully continue the commercialization of Movantik®, Talicia® or Aemcolo® and our products may not be, or continue to be, commercially successful for various reasons, including but not limited to:

●	difficulty in large-scale manufacturing, including yield and quality, and in shipping product internationally;
●	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to products, prevalence, and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;
●	insufficient or unfavorable levels of reimbursement from government or commercial payors, such as, for example, Medicare, Medicaid, and applicable private insurance companies, health maintenance organizations, and other health plan administrators;
●	changes to the underlying dynamics of the markets for these products, including significant extended decrease in U.S. international travel that will affect the market for Aemcolo®;
●	infringement on proprietary rights of others for which we or third parties involved in the development or commercialization of our products or potential future therapeutic candidates have not received licenses;
●	incompatibility with other marketed products;
●	other potential advantages of alternative treatment methods and competitive forces or advancements that may make it more difficult for us to penetrate a particular market segment, if at all;
●	ineffective marketing, sales, and distribution activities and support;
●	lack of significant competitive advantages over other products on the market;
●	lack of cost-effectiveness or unfavorable pricing compared to other alternatives available on the market;
●	inability to generate sufficient revenues to sustain our business operations in accordance with our plan from the sale or marketing of a product;
●	changes to product labels, indications or other relevant information that may trigger additional regulatory requirements that may have a direct or indirect impact on the commercialization of our products;
●	our inability or unwillingness, for cost or other reasons, to commercialize Movantik®, Talicia® and Aemcolo® to the extent any are approved for commercialization at the time of any such collaboration issues;

●	timing of market introduction of competitive products, including from generic competitors; and
●	changes in any laws, regulations, or other relevant policies related to drug pricing or other marketing conditions and requirements that may directly or indirectly limit, restrict, or otherwise negatively impact our ability or success in marketing or commercializing.

Physicians, various other healthcare providers, patients, payors or the medical community, in general, may be unwilling to accept, utilize or recommend Movantik®, Talicia® or Aemcolo®. If we are unable, either on our own or through third parties, to manufacture, commercialize or market Talicia®, or to commercialize or market Movantik® or Aemcolo®, we may not achieve or continue to achieve market acceptance or continue to generate meaningful revenues from Movantik® or generate meaningful revenues from Talicia® and Aemcolo®.

If U.S. international travel does not return or partially return to pre-COVID-19 pandemic levels, the likelihood of our ability to successfully market Aemcolo® is doubtful.

Due to the significant decrease in travel as a result of the pandemic, the travelers’ diarrhea market has been significantly impacted, and we have generated very limited revenues from the sale of Aemcolo®. If U.S. international travel does not return or partially return to pre-COVID-19 pandemic levels, we cannot assure that we will generate meaningful revenues from sales of Aemcolo®, and the likelihood of our ability to successfully market success Aemcolo® is doubtful.

Although Aemcolo® was approved by the FDA before we acquired rights to it, such approval is contingent upon the completion of two additional postmarketing studies in specified pediatric populations.

The Pediatric Research Equity Act (PREA) amended the federal Food, Drug, and Cosmetic Act (FDCA) by authorizing the FDA to require that NDA submissions must each contain an assessment of the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations that supports dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, in some cases, grant deferrals for submission of some or all pediatric data until after the product’s approval for use in adults (in addition to full and partial waivers).

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

In conducting the required pediatric postmarketing studies for Aemcolo®, we must comply with various regulatory requirements set forth in, or pursuant to, PREA (in addition to other FDA regulations to which clinical trials are subject, more generally). For example, pediatric study sponsors must submit periodic reports to the FDA on the status of each study and other relevant information, such as (among other things) whether any difficulties have been encountered, as well as annual reports regarding clinical safety. Such sponsors are also required to submit to the FDA a timetable for completion in connection with each pediatric postmarketing study, along with a set of milestone dates (which typically include dates for final protocol submission, clinical study completion, and final report submission) by which the FDA will measure the study’s progress and compliance with applicable requirements. After submitted to and approved by the FDA, pediatric study sponsors must adhere to the agreed-upon timetables and milestones in conducting each study. Any failure to meet the deadlines established by the applicable timetable or milestone dates for a given pediatric study constitutes a violation of the FDCA (per PREA).

The timelines and milestones established for the contemplated postmarketing Aemcolo® studies, in relevant part, require that we complete the study in children from 6 to 11 years of age by June of 2022 and the study in children from 12 to 17 years of age by June of 2021, with submission of the final study reports by December of 2022 and 2021, respectively. Due to the impact of COVID-19 and travel restrictions, we will approach the FDA with regard to the timeline. Upon completion of the Aemcolo® studies, if achieved, we will submit the required reports containing the safety and efficacy results of each study as supplements to the approved NDA for Aemcolo®, along with the proposed labeling changes (incorporating the relevant dosage and administration information for the studied pediatric populations) that we believe to be warranted based on the data derived from such studies. We cannot be certain that the safety and efficacy results of the pediatric postmarketing studies for Aemcolo® will be favorable, and it is possible that such study results could ultimately cause the FDA to require certain pediatric-specific labeling for Aemcolo® that may negatively affect its reputation, competitive advantages, and/or profitability.

If we fail to complete the required pediatric postmarketing studies for Aemcolo® in accordance with PREA, we may be subject to the traditional FDA enforcement actions authorized under most other contexts, such as warning letters, seizure, injunction, and withdrawal or suspension of the marketing approval for Aemcolo®, among others, any of which may have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, the FDA is required to issue PREA-Non-Compliance Letters to any sponsors who fail to meet specified PREA requirements and to publicly post each such Non-Compliance Letter on the designated FDA webpage. The postmarket pediatric obligations we assumed upon acquiring Aemcolo® could subject us to any of the above-described actions, as well as more substantial consequences beyond the scope of the FDA’s traditional enforcement authority. In particular, non-compliance with PREA’s postmarketing pediatric requirements could give rise to civil monetary penalties of up to $250,000 per violation and up to a total of $10 million for all violations adjudicated in a single proceeding. In addition, failure to fulfill any postmarketing commitments that we agreed to assume could also result in our breach of the license agreement with Cosmo Pharmaceuticals N.V. (“Cosmo”) and cause us to lose our rights thereunder.

Although Movantik® has already been approved by the FDA, such approval is contingent upon the completion of an additional postmarketing safety study. If the study results are unfavorable, such that they reflect a negative benefit-risk profile for Movantik®, this could need to label changes or possibly market withdrawal.

Movantik® first received FDA approval on September 16, 2014, for the treatment of OIC in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. We have agreed to assume responsibility for completing any postmarketing requirements or commitments that may be required to retain approval. Accordingly, we will be required to continue the postmarketing observational epidemiological study to evaluate the MACE of Movantik®.

The timelines and milestones established for the MACE study, in relevant part, will require that we complete the study by December 2021, with submission of the final study report by December 2023. The completion of the study relies upon our ability to enroll an adequate number of patients with at least one year of exposure to Movantik®. Enrollment to date is slow and the milestones may need to be extended. Upon completion of the MACE study, if achieved, we expect to submit the required report containing the safety and efficacy results of the study as supplements to the approved NDA for Movantik®, along with any proposed labeling changes (incorporating the relevant dosage and administration information for the studied populations) that we believe to be warranted based on the data derived from such study. We cannot be certain that the safety and efficacy results of the MACE study for Movantik® will be favorable, and it is possible that such study results could ultimately cause the FDA to require certain labeling for Movantik® that may negatively affect its reputation, competitive advantages or profitability.

If we fail to complete the required MACE study for Movantik®, we may be subject to the traditional FDA enforcement actions authorized under most other contexts, such as warning letters, seizure, injunction, and withdrawal or suspension of the marketing approval for Movantik®, among others, any of which may have a material adverse effect on our reputation, business, financial condition or results of operations. The postmarket obligations we have agreed to assume upon acquiring Movantik® could subject us to any of the above-described actions, as well as more substantial consequences beyond the scope of the FDA’s traditional enforcement authority. In addition, failure to fulfill any postmarketing commitments that we agreed to assume could also result in our breach of the license agreement with AstraZeneca AB (the “AstraZeneca License Agreement”) and cause us to lose our rights thereunder.

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

Each of our collaborative arrangements requires us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, intellectual property, and commercialization. We do not control these third parties, but we rely on such third parties to achieve results, which may be significant to us. With respect to Aemcolo®, we rely on Cosmo the party responsible for, among others, the manufacture, supply, and other operating responsibilities. With respect to Talicia®, we rely on Recipharm AB and other contracting parties for the manufacture of Talicia® and its components. With respect to Movantik®, we rely on AstraZeneca to, among other things, manufacture, supply and provide other operating services with respect to Movantik®.

Relying upon collaborative arrangements to commercialize our current commercial products and other products that we may commercialize or promote in the future and to develop our therapeutic candidates, subjects us to a number of risks, including but not limited to the following:

●	we will be responsible for making certain royalty payments under our various in-licenses even if our operating costs exceed the revenues generated from the relevant products;
●	our collaborators may default on their obligations to us and we may be forced to either terminate, litigate or renegotiate such arrangements;
●	our collaborators may have claims that we breached our obligations to them which may result in termination, renegotiation, litigation or delays in performance of such arrangements;
●	we may not be able to control the amount and timing of resources that our collaborators may devote to our current commercial products, products that we may commercialize or promote in the future or our therapeutic candidates;
●	our collaborators may fail to comply with applicable laws, rules, or regulations when performing services for us, and we could be held liable for such violations;
●	our collaborators may experience financial difficulties, making it difficult for them to fulfill their obligations to us, including payment obligations, or they may experience changes in business focus;
●	our collaborators’ partners may fail to secure adequate commercial supplies for our current commercial products or products that we may commercialize or promote;
●	our collaborators’ partners may have a shortage of qualified personnel;
●	we may be required to relinquish important rights, such as marketing and distribution rights;
●	business combinations or significant changes in a collaborator’s business or business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;
●	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate or commercial product developed either independently or in collaboration with others, including our competitors;
●	collaborative arrangements are often terminated or allowed to expire, which may limit or terminate our rights to commercialize our current commercial products or products we may commercialize or promote in the future, or could delay the development and may increase the cost of developing our therapeutic candidates;
●	our collaborators may not wish to extend the terms of our agreements related to our commercial products or therapeutic candidates beyond the existing terms, in which case, we will not have access to existing rights upon the expiration and will therefore not be able to develop such therapeutic candidates or commercialize or promote such products following the initial terms of our agreements; and
●	our collaborators may wish to terminate the collaborative arrangements due to any disagreements or conflicts with us, a change in their assessment that the arrangement is no longer valuable, a change in control or in management or in strategy, changes in product development or business strategies of our collaborators.

In addition, our reliance upon our partners in connection with commercial activities subjects us to a number of additional risks, including but not limited to, the following:

●	we do not generally control our partners’ communications with the FDA or other foreign regulatory authorities, and the FDA or other foreign regulatory authorities may determine to withdraw the products from the market due to any action or inaction taken by our partners (see “Item 3. Key Information – Our current commercial products or products which we may commercialize or promote in the future may be subject to recalls or market withdrawal that could have an adverse effect on our reputation, business, financial condition or results of operations.”);
●	in many instances, we rely on our partners to take enforcement action to protect the IP and regulatory protections, if any, of some of our commercial products. Their failure to diligently protect these products could materially affect our commercial success;
●	we rely on our partners to be responsible for the manufacture of some of our current commercial products, including through third-party manufacturers with the requisite quality and manufacturing standards as required under applicable laws and regulations, and we also rely on those same partners to supply their respective products and APIs, which may result in us having those respective products and APIs in insufficient quantities or not delivered in as timely a manner as is necessary to achieve adequate or successful promotion and sale of their respective products;
●	our partners relating to our commercial products may significantly create or change reimbursement agreements or increase or decrease the price of their respective products to a level that could adversely affect our sales or revenues;
●	our partners may make decisions related to the product and take critical actions to support the product, including with respect to promotion, sales and marketing, medical affairs and pharmacovigilance, and any action or inaction taken by those same partners may adversely affect the sales of their respective commercial products;
●	our partners may terminate their agreements with us after an agreed-upon period for reasons set forth in those same partners’ respective agreements with us;
●	our partners for future commercial products may change or create new agreements with wholesalers, Pharmacy Benefit Managers or other important stakeholders, which may significantly impact our ability to achieve commercial success, or they may fail to negotiate reimbursement agreements with payors which could also negatively affect our commercial success;
●	our partners may change the price of their respective commercial products to a level that could adversely affect our sales or revenues; and
●	our partners may not be successful in maintaining or expanding reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators, which may adversely affect the sales of their respective products

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

Part of our strategy is to identify and acquire rights to products that have been cleared or approved for marketing in the U.S. or elsewhere, and in particular, those with a therapeutic focus on GI or with therapeutic activities which are overlapping or complementary to our existing commercial activities (for example, Movantik®). Management has evaluated, and expects to continue to evaluate, a wide array of potential strategic acquisitions. From time to time, management may engage in discussions regarding potential acquisitions or licensing of rights to certain products that management believes are important to our business. Any one of these transactions could have a material effect on our reputation, business financial condition or results of operations. In connection with these acquisitions or licensing transactions, we may:

●	issue equity securities that may substantially dilute our shareholders’ percentage of ownership;
●	be obligated to make upfront milestones, royalty or other contingent or non-contingent payments;
●	incur debt or non-recurring and other charges, or assume liabilities; and
●	incur amortization expenses related to intangible assets or incur large and immediate write-offs of assets or goodwill or impairment charges.

For example, to fund our growing operations and our in-license for Movantik®, we entered into a credit agreement with HCRM (see “Item 3. Risk Factors – Our term loan facility imposes significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and may restrict our operational flexibility, and our failure to comply with the restrictive covenants in our term loan facility could have a material adverse effect on our business.”).

In addition, the process of integrating an acquired product, technology, company or business may create operating difficulties and expenditures and pose numerous additional risks to our operations, including:

●	difficulty and expense in integrating the acquired product, technology, company or business, and personnel in accordance with our business strategy and existing operations, including the failure to achieve the expected benefits and synergies;
●	obligations to further develop and commercialize the acquired product, technology, company or business, in particular in jurisdictions outside of those in which we have experience operating;
●	higher than anticipated acquisition costs and expenses;
●	failure to manufacture or supply, or procure manufacturers or suppliers for, the acquired product, technology, company or business economically or successfully commercialize or achieve market acceptance of the acquired product;

●	exposure to liabilities of the acquired product, technology, company or business, including contract terms and conditions that are less favorable to us than our standard contractual terms, known or unknown risks relating to the validity or enforceability of patents, expiration of patents or exclusivity rights, generic competition, product defects or product liability claims, patent and other litigation and clinical, development or other liabilities;
●	disruption of our business and diversion of our management’s and technical personnel’s time and attention from their day-to-day responsibilities;
●	adverse effects on our reputation, business, financial condition or results of operations, including due to expenditures or acquisition-related costs, costs of commercialization or amortization or impairment costs for acquired goodwill and other intangible assets;
●	impairment of relationships with key suppliers and manufacturers due to changes in management and ownership and difficulty in maintaining existing agreements, licenses and other arrangements or rights on substantially similar terms as existed prior to the acquisition;
●	regulatory changes and market dynamics after the acquisition; and
●	potential loss of key employees, particularly those of the acquired entity.

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

If we are unable to successfully continue the commercialization of Movantik® and Talicia®, our business and results of operations will suffer.

In 2020, we undertook efforts to expand our product portfolio, including the acquisition of certain rights to promote Movantik® and the launch of Talicia®, as a result of which our commercial portfolio is significantly larger than it was previously. A significant portion of the revenues generated in the twelve-month period ended December 31, 2020, was attributable to revenues from Movantik®, and we expect our future success will significantly depend upon our ability to successfully commercialize Movantik® and Talicia®. In addition, there can be no guarantee that we will be able to establish our own manufacturing capabilities, including through third parties, in order to continue the successful commercialization of Movantik® and Talicia®. Our success depends on obtaining reimbursement to patients for our products and there is no guarantee we will be able to secure commercial or government coverage for any of our products. There is significant pressure within the U.S. healthcare reimbursement system to reduce costs of prescription drugs which could adversely affect us. In addition, in the case of Movantik®, we face competitive pressures from other drugs in the PAMORA class as well as non-PAMORA alternatives. Our management team could face further challenges in effectively and collaboratively working with AstraZeneca (as well as Nektar Therapeutics, the originator of Movantik®, in accordance with the terms of the AstraZeneca License Agreement). In order to support our growing development product portfolio, we will need to achieve revenues from sales of Movantik® and Talicia® consistent with our business expectations, which may prove more difficult than currently expected. Our reputation, business, financial condition and results of operations may be materially adversely affected by any failure to meet such expectations.

We may not be able to enforce claims relating to a breach of the representations and warranties that our counterparties provided under their respective agreements.

In connection with the various agreements and arrangements we have entered into or may enter into in order to, among other things, acquire, license, manufacture, supply, promote or commercialize our current products or any future products, our counterparties have given certain representations and warranties and undertaken certain indemnification obligations as applicable. Nonetheless, we may not be able to enforce any claims against such other parties relating to breaches of these representations and warranties or obligations. Moreover, even if we are able to eventually recover any losses resulting from a breach of these representations and warranties or obligations, we may temporarily be required to bear these losses ourselves.

Maintaining and potentially expanding our commercial infrastructure in the U.S. is a significant undertaking that requires substantial financial and managerial resources, and we may encounter setbacks or may not be successful in our efforts.

Establishing, maintaining or expanding the necessary commercial capabilities is competitive and time-consuming, and the commercialization of Movantik®, Talicia® and Aemcolo® requires a significant expenditure of operating, financial and management resources. Even with those investments, we may not be able to effectively commercialize our current commercial products, or we may incur more expenditures than anticipated in order to maximize our sales. We cannot guarantee that we will be able to establish, maintain or expand our sales, marketing, distribution, and market access capabilities and enter into and maintain any agreements necessary for commercialization with payors and third-party providers on acceptable terms, if at all. If we are unable to establish, maintain or expand such capabilities, either on our own or by entering into agreements with others, or are unable to do so in an efficient manner or on a timely basis, we will not be able to maximize the commercialization of our current commercial products or products that we may commercialize or promote in the future, which would adversely affect our reputation, business, financial condition or results of operations.

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

We have a limited history of independently commercializing products that we developed and for which we obtained regulatory approval, such as Talicia®, and a limited history of commercializing products in the U.S. Due to our inexperience, we may have difficulty commercializing current commercial products, including Movantik®, Talicia® and Aemcolo®, or promoting or commercializing any products for which we may obtain FDA approval or to which we may acquire commercialization or promotion rights in the future.

Compared to competitors in the industry, we have relatively limited experience marketing and selling products in the U.S. In particular, we have limited experience in commercializing products that we developed and for which we obtained regulatory approval, such as Talicia®, which may materially increase our marketing and sales expenses or cause us to be ineffective in these efforts. Talicia® is the first product that we are commercializing that we developed and for which we obtained regulatory approval. Our prior experience promoting and commercializing several other commercial products in the U.S. that we no longer commercialize or promote was limited and brief. There can be no assurance we will successfully commercialize our current commercial products or any products we may commercialize or promote in the future.

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

If our forecasts exceed demand, we could experience excess inventory of active pharmaceutical ingredients (“APIs”) or of our commercial products, which can increase our inventory costs and result in obsolete inventory. Alternatively, if demand exceeds our forecasts, this may cause a shortage of commercial products, or the APIs used in our products, which could result in an inability to satisfy demand for our commercial products and a resulting material loss of market share and potential revenue. A failure to accurately predict the level of demand for our commercial products could adversely affect our revenues and net income. Moreover, the supply agreement that we have entered into in connection with our in-license for Movantik® limits the extent to which we can deviate from our forecasts.

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

We do not currently own or operate manufacturing facilities. We rely on, and expect to continue to rely on, third parties to manufacture commercial quantities of our current commercial products and products that we may commercialize or promote in the future and clinical quantities of our therapeutic candidates. We rely on the manufacturer of Talicia® to provide sufficient quantities of Talicia® in the required timeframe. We rely on Cosmo to provide sufficient quantities of Aemcolo® in the required timeframe. In addition, we rely on AstraZeneca to provide sufficient quantities of both Movantik® and the API used in connection therewith for a set transition period. In addition, we are in the process of transitioning the manufacture of Movantik® from AstraZeneca to other third parties. This transition will need to be completed in a successful and timely manner for our supply requirements to be met. During the transition and thereafter, we will rely on various third parties to satisfy our supply requirements and there is no guarantee they will be able to do so successfully or in a timely manner. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our therapeutic candidates and any products that we may commercialize or promote may adversely affect our future operations and our ability to commercialize our current commercial products and any products that we may commercialize or promote on a timely and competitive basis, and to develop therapeutic candidates.

We may not be able to maintain our existing or future third-party manufacturing arrangements on acceptable terms, if at all. If for some reason our manufacturers or our development or commercialization partners’ manufacturers do not perform as agreed or expected or terminate or fail to renew the agreements for any reason, we or our partners may be required to replace them, in which event we may incur added costs and delays in identifying, engaging, qualifying under applicable regulatory requirements and training any such replacements and entering into agreements with such replacements on acceptable terms. In addition, our ability to enter into such alternative arrangements within a reasonable period of time, if at all, may be contractually limited by the terms of our manufacturing agreements existing at that time. Obtaining the necessary FDA or other regulatory approvals or other qualifications required for changes in manufacturing sites, methods or processes under applicable regulatory requirements could result in a significant interruption of supply. In the case of the manufacturer of Movantik® and Talicia®, in particular, the delay in identifying, engaging, qualifying and training its replacement may be extended, leading to a significant interruption of supply. Any such additional costs and delays may adversely impact our ability to obtain regulatory clearances and approvals for our therapeutic candidates or any product we may commercialize or promote or make such commercialization or marketing economically unfeasible.

We rely on third parties to manufacture and supply us with high-quality APIs and their starting materials in the quantities and quality we require on a timely basis.

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

While there may be several alternative suppliers of APIs on the market, for most of our products we have yet to conclude extensive investigations into the quality or availability of their APIs. Changing API suppliers or finding and qualifying new API suppliers can be costly and take a significant amount of time. Many APIs require significant lead-time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next. In connection with our in-license for Movantik®, we rely on AstraZeneca to provide the necessary API during a set transition period. Upon the expiration of such transition period, we will be responsible for finding a new API supplier as we do not expect to manufacture the necessary API ourselves.

If we are not able to find stable, affordable, high quality, or reliable supplies of our APIs, we may not be able to produce enough supplies of our current commercial products or products we may commercialize or promote in the future, or of our therapeutic candidates, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

In addition, while to date there have been no significant disruptions to our supply chain, including to the manufacture of our APIs or their starting materials, there may be unfavorable changes in the availability or cost of raw materials, intermediates, and other materials necessary for production, which may result in disruptions in our supply chain. See “ – The ongoing COVID-19 pandemic may adversely affect our business, revenues, results of operations and financial condition.”

We anticipate continued reliance on third-party manufacturers for our current commercial products, and we expect to rely on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates.

We rely on, and we expect to continue to rely on, third-party manufacturers to produce commercial quantities of our current commercial products. In addition, we expect to rely on third-party manufacturers to produce products that we may commercialize or promote in the future. To date, other than Talicia®, which the FDA has approved for marketing in the U.S., our therapeutic candidates have been manufactured in relatively small quantities for preclinical testing and clinical trials, as well as for other regulatory purposes by third-party manufacturers. If the FDA or other regulatory agencies approve any of our current or future therapeutic candidates for commercial sale, we expect that we would rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. These manufacturers may not be able to successfully increase or maintain the manufacturing capacity for our current commercial products or any product we may commercialize or promote in the future or any of our therapeutic candidates that may be approved in the future, in a timely or economic manner, or at all. The significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. Foreign regulatory agencies may also require the approval of additional validation studies for scaling up the manufacturing process of any of our therapeutic candidates or current or future commercial products. If the third-party manufacturers are unable to successfully increase or maintain the manufacturing capacity for a therapeutic candidate, current commercial products or for products that we may commercialize or promote in the future, or if we are unable to secure replacement third-party manufacturers or unable to establish our own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply. With respect to Movantik®, until we are able to establish long-term manufacturing capabilities (including through third-party manufacturers), which will not be earlier than the expiration of the set transition period, our ability to arrange for an alternative manufacturer is contractually limited in the event that AstraZeneca is unable to increase or maintain the manufacturing capacity to satisfy our needs. A supply disruption from any of our third-party manufacturers could have a material adverse effect on our reputation, business, financial condition or results of operations.

Reliance on third-party manufacturers entails risks, including, but not limited to:

●	manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our current or future commercial products, including Movantik®, Talicia® and Aemcolo®, or any future therapeutic candidates, if approved, or otherwise do not satisfactorily perform according to the terms of their agreements with us;
●	the possible termination or nonrenewal of manufacturing agreements by the third-party manufacturers at a time that is costly or inconvenient for us;
●	the possible breach of manufacturing agreements by third-party manufacturers;
●	delays in obtaining regulatory approval for any future therapeutic candidates, if our third-party manufacturers fail to satisfy FDA inspection requirements in connection with pre-approval inspections or otherwise fail to comply with regulatory requirements; and
●	product loss or serious adverse events due to contamination, equipment failure, or improper installation or operation of equipment or operator error.

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

Our current commercial products, and any product we may commercialize or promote in the future, even if all regulatory clearances and approvals are obtained, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations, and guidelines, we could lose those clearances and approvals, and our reputation, business, financial condition or results of operations may be materially and adversely affected.

We or our commercialization partners, as applicable, are and will be subject to ongoing reporting obligations with respect to our current commercial products and any cleared or approved product that we may commercialize or promote in the future, including pharmacovigilance, and with respect to our therapeutic candidates, even if they receive regulatory clearance or approval. In addition, the manufacturing of our current commercial products, and any other product we may commercialize or promote, whether currently or in the future, and our therapeutic candidates, will be subject to continuing regulatory review, including inspections by the FDA and other foreign regulatory authorities. Furthermore, according to our in-license for Movantik®, we are responsible for managing the product’s global safety database, which may result in increased inspection from foreign regulatory authorities with which we do not have experience interacting. The results of any ongoing review may result in withdrawal from the market of one of our current commercial products or products we may commercialize or promote in the future, interruption of manufacturing operations or imposition of labeling or marketing limitations for such commercial product or therapeutic candidate, or other potentially significant enforcement actions. Since many more patients are exposed to drugs following their marketing clearance or approval, serious adverse reactions that were not observed in clinical trials may occur during the commercial marketing of our current commercial products or any product we may commercialize or promote in the future, including therapeutic candidates.

If a product receives regulatory approval, the approval is limited to the specific indications for use identified in the approved marketing application and by any additional requirements, restrictions, and limitations identified at the time of the product’s approval or thereafter, which could restrict the commercial value of the product. As a condition of approval or after approval (if the FDA becomes aware of new safety information), the FDA may require us to implement a Risk Evaluation and Mitigation Strategy (REMS), which may include distribution or use restrictions to manage a known or potential serious risk associated with the product. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of a given drug. Once adopted, REMS are subject to periodic assessment and modification. Additionally, the FDA may require post-approval, “Phase 4” clinical trials (for example, the MACE study with respect to Movantik®) to generate additional information on safety or efficacy. The results of such postmarketing studies may be negative and could cause the FDA to, among other things, further limit marketing efforts or a product’s approved uses.

If we or our future commercialization partners, as applicable, are required to conduct additional clinical trials or other testing of our current commercial products, or any other product we may commercialize or promote, or of our therapeutic candidates, we may face substantial additional expenses, be delayed in obtaining marketing clearance or approval, if required by the FDA, or may never obtain marketing clearance or approval for such product we may commercialize or promote or therapeutic candidate.

Third-party manufacturers and the manufacturing facilities that we and our development or commercialization partners use to manufacture any of our current commercial products and any other products that we may commercialize or promote, and therapeutic candidate, will be subject to periodic review and inspection by the FDA and may be subject to similar review by other regulatory authorities. Later discovery of previously unknown problems with any of our current commercial products and product we may commercialize or promote, or any therapeutic candidate, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions, including but not limited to the following:

●	restrictions on such therapeutic candidate, marketed product, manufacturer or manufacturing process;
●	warning letters from the FDA or other foreign regulatory authorities;
●	withdrawal of the marketed product from the market;
●	withdrawal of the therapeutic candidate from use in a clinical trial;
●	suspension or withdrawal of regulatory approvals;

●	refusal to approve pending applications or supplements to approved applications that we or our development or commercialization partners submit;
●	voluntary or mandatory recall;
●	fines;
●	refusal to permit the import or export of our current commercial products or products that we may commercialize or promote in the future or our therapeutic candidates;
●	product seizure or detentions;
●	injunctions or the imposition of civil or criminal penalties; and
●	adverse publicity.

If we or our future commercialization partners, suppliers, third-party contractors or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we and our development or commercialization partners may lose marketing clearance or approval for any products already cleared or approved for marketing in any jurisdiction, resulting in decreased or lost revenue from such products and could also result in other civil or criminal sanctions, including fines and penalties, and we may lose marketing clearance or approval of any of our therapeutic candidates, if any of our therapeutic candidates are approved for marketing.

We may be subject to risks relating to our past promotion of Donnatal®, Mytesi®, and Esomeprazole Strontium Delayed-Release Capsules 49.3 mg and our commercialization of EnteraGam®.

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

We may encounter significant delays in receipt of FDA approval, if any, for our therapeutic candidates. For example, the FDA may determine that the CMC of one of our therapeutic candidates is not satisfactory due to the manufacturing standards of the products or that additional CMC work, information or quality assurances are needed. The FDA may also consider the clinical studies conducted with a therapeutic candidate and the additional information provided to be inadequate, or insufficient, or require us to provide additional information, which may require us to conduct additional studies or otherwise significantly delay potential FDA approval of the potential NDA for a therapeutic candidate, if at all. In addition, we cannot guarantee that potential future manufacturers or other vendors related to manufacturing will be able to perform as required, will not terminate their agreements with us, or otherwise will not perform satisfactorily. The potential delay in identifying, engaging, qualifying and training an alternative manufacturer may be extended, leading to a significant delay. Furthermore, the FDA may also change its clearance or approval policies or adopt new laws, regulations or guidelines in a manner that materially delays or impairs our ability to obtain approval of the potential NDA for a therapeutic candidate, if any.

If any of these or other issues occur, we may face substantial additional expenses and otherwise experience delays in obtaining FDA approval of the NDAs we may file in the future for our therapeutic candidates, including RHB-104 for Crohn’s disease, or may never obtain the FDA approval for such NDAs.

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

We have limited experience in conducting and managing the clinical trials that are required to obtain or maintain regulatory approvals and commence or continue commercial sales. We have agreed to manage and complete the postmarketing major adverse cardiovascular events (MACE) trial for Movantik® and will be reliant on third parties in connection therewith as well. Clinical trials and related non-clinical studies are expensive, complex, can take many years and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned clinical trials that will cause delays, including suspension of a clinical trial, delay of data analysis or release of the final report. The clinical trials of our therapeutic candidates may take significantly longer to complete than estimated. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could materially delay or prevent the obtainment of a regulatory approval of current or future therapeutic candidates and delay or prevent their commercialization.

In connection with the clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks and uncertainties, including but not limited to:

●	delays or failure in securing clinical investigators or trial sites for the clinical trials;
●	delays or failure in receiving import or other government approvals to ensure appropriate drug supply;
●	delays or failure in obtaining institutional review board (IRB) and other regulatory approvals to commence or continue a clinical trial;
●	expiration of clinical trial material before or during our trials as a result of delays, including suspension of a clinical trial, degradation of, or other damage to, the clinical trial material;
●	negative or inconclusive results or results that are not sufficiently positive from clinical trials;
●	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies;
●	the FDA or other foreign regulatory authorities may require us to conduct additional clinical trials or studies in connection with therapeutic candidates in development, as well as for products that have already been cleared and approved for marketing;
●	inability to monitor patients adequately during or after treatment;
●	inability to retain patients;
●	lack of technology to support clinical trials results;
●	problems with investigator or patient compliance with the trial protocols;
●	a therapeutic candidate may not prove safe or efficacious; there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;
●	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;
●	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;
●	the results may justify only limited or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of a therapeutic candidate;
●	the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates; and
●	changes to the current regulatory requirements related to clinical trials, which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory clearances or approvals.

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. As such, despite the results reported in earlier clinical trials of our therapeutic candidates, we do not know if we will be able to complete the clinical trials we conduct or if such clinical trials will demonstrate adequate safety and efficacy sufficient to request and obtain regulatory approval to market our therapeutic candidates. If any of the clinical trials of any of our current or future therapeutic candidates do not produce favorable results or are found to have been conducted in violation of the FDA’s or other regulatory body’s standards governing such studies, our ability to request and obtain regulatory approval for the therapeutic candidate may be adversely impacted, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

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

Our drug development programs and the potential commercialization of our approved products or our therapeutic candidates and products that we may commercialize or promote in the future will require additional cash to fund expenses. As such, our strategy includes either selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering the development or potential commercialization of our approved products and therapeutic candidates, if approved, promoting or commercializing products, in whole or in part, in some or all jurisdictions or through our own commercialization capabilities. With respect to potential new third-party partners for the development or commercialization of our approved products and therapeutic candidates, if approved, and development or commercialization of products that we may commercialize or promote in the future, we may not be successful in entering into collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development, commercialization or promotion agreements or otherwise raise substantial additional capital to secure our own commercialization capabilities, we may have to limit the size or scope of our activities or we may have to delay or terminate one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidates or products we may commercialize or promote or failure to develop, market and commercialize such commercial products or therapeutic candidates or products we may commercialize or promote independently may have an adverse effect on our reputation, business, financial condition or results of operations.

We rely on third parties to conduct our clinical trials and related non-clinical studies and those third parties may not perform satisfactorily, including but not limited to failing to meet established deadlines and compliance with applicable laws and regulations for the completion of such clinical trials.

We currently do not have the ability to independently conduct clinical trials and related non-clinical studies for our therapeutic candidates, and we rely on third parties, such as contract research organizations, medical institutions, contract laboratories, development and commercialization partners, clinical investigators and independent study monitors to perform these functions. We have agreed to manage and complete the postmarketing major adverse cardiovascular events (MACE) trial for Movantik®. Our reliance on these third parties for research and development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with such third parties, we continue to be responsible for confirming that each of our clinical trials and related non-clinical studies is conducted in accordance with its general investigational plan and protocol, as well as all applicable laws and regulations. For example, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices (“GCP”), for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected, and regulatory authorities in other jurisdictions may have similar responsibilities and requirements. Our reliance on third parties does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them or perform such functions independently. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be materially delayed in obtaining regulatory approvals, if any, for our therapeutic candidates and may be materially delayed in our commercialization efforts for the targeted indications.

In addition, our ability to bring our therapeutic candidates to market depends on the quality and integrity of data that we present to regulatory authorities in order to obtain marketing authorizations. Although we attempt to audit and control the quality of third-party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated. Furthermore, the FDA may consider clinical studies inadequate where steps have not been taken in the design, conduct, reporting, and analysis of the studies to minimize bias. For example, one potential source of bias in clinical studies is a clinical investigator with a financial stake in the outcome of the study. Accordingly, we (or the applicant of the IND or Biologics License Application, as applicable) must submit for all applicable clinical investigators either: (i) a completed Form FDA 3454 attesting to the absence of financial interests and arrangements described in the regulations, dated and signed by the chief financial officer or another responsible corporate official; or (ii) for any investigators for whom a Form FDA 3454 is not submitted, a Form FDA 3455 disclosing completely and accurately the following:

●	any financial arrangement entered into between the sponsor of the covered study and the clinical investigator involved in the conduct of a covered clinical trial, whereby the value of the compensation to the clinical investigator for conducting the study could be influenced by the outcome of the study;
●	any significant payments of other sorts from the sponsor of the covered study, such as a grant to fund ongoing research, compensation in the form of equipment, retainer for ongoing consultation, or honoraria;
●	any proprietary interest in the tested product held by any clinical investigator involved in a study;
●	any significant equity interest in the sponsor of the covered study held by any clinical investigator involved in any study; and
●	any steps taken to minimize the potential for bias resulting from any of the disclosed arrangements, interests, or payments.

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

In the U.S., under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the U.S. In 2011, the FDA granted RHB-104 orphan drug designation for the treatment of Crohn’s disease in the pediatric population; in 2017, the FDA granted opaganib (ABC294640, Yeliva®) orphan drug designation for the treatment of cholangiocarcinoma and granted RHB-107 (upamostat, formerly Mesupron) orphan drug designation for the treatment of pancreatic cancer, and in 2020 the FDA granted orphan drug designation to RHB-204 for the treatment of NTM infections.

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

In addition, in 2017, we announced that RHB-204 had been granted QIDP designation by the FDA for the treatment of pulmonary NTM infections. Like orphan drugs, QIDPs may take advantage of market exclusivity, which in the case of QIDPs is five years (total period of twelve years together with the orphan drug designation). However, the five-year exclusivity extension does not apply to a supplement to an application under Section 505(b) of the FDCA for any QIDP for which an extension is in effect or has expired; a subsequent application submitted with respect to a product approved by the FDA for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength; or a product that does not meet the definition of a QIDP under Section 505(g) based upon its approved uses.

Modifications to our current commercial products or to any product that we may commercialize or promote in the future, or our therapeutic candidates, may require new regulatory clearances or approvals or may require us or our development or commercialization partners, as applicable, to recall or cease marketing any of our approved products, or delay further studies of our therapeutic candidates in human subjects until clearances or approvals are obtained.

Modifications to our current commercial products and any products we may commercialize or promote, or to our therapeutic candidates, after they have been cleared or approved for marketing, if at all, may require new regulatory clearance or approvals, in particular, if we seek or are required to expand our operations to jurisdictions outside of the U.S., and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other regulatory authorities require pharmaceutical product and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable laws, regulations, and guidelines that a modification may be implemented without pre-clearance by the FDA or other regulatory authorities. However, the FDA or other regulatory authorities can review a manufacturer’s decision and may disagree. The FDA or other regulatory authorities may also, on their own initiative, determine that a new clearance or approval is required. If the FDA or other regulatory authorities require new clearances or approvals of any pharmaceutical product for which we or our partners, including development or commercialization partners, previously received marketing approval, we or our partners, including development or commercialization partners, may be required to recall and stop marketing such marketed product, which could require us or our partners, including development or commercialization partners, to redesign the marketed product and may cause a material adverse effect on our reputation, business, financial condition or results of operations.

We may depend on our ability to identify, consummate and integrate in-licenses or acquire additional therapeutic candidates to achieve commercial success, including products approved or cleared for marketing in the U.S. or elsewhere.

Movantik®, Talicia®, Aemcolo® and our six clinical-stage development therapeutic candidates were all acquired or licensed by us from third parties and we may in the future pursue in-licenses or acquisitions of additional therapeutic candidates or products and seek to integrate them into our operations as well. We evaluate internally and with external consultants each therapeutic candidate we in-license or acquire. However, there can be no assurance as to our ability to accurately or consistently identify therapeutic candidates or products that have been approved or cleared for marketing in the U.S. or elsewhere that are likely to achieve commercial success. In addition, even if we identify additional therapeutic candidates or products that have been approved or cleared for marketing in the U.S. or elsewhere that are likely to achieve commercial success, there can be no assurance as to our ability to in-license or acquire such therapeutic candidates or products under favorable terms or at all. In-licenses and acquisitions of therapeutic candidates and products involve risks that could adversely affect our future results of operations.

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

We acquired our rights to Talicia® and two of our other therapeutic candidates, RHB-104, and RHB-106, from a third party pursuant to an asset purchase agreement. In addition, we in-licensed our rights to three other therapeutic candidates, RHB-102 (Bekinda®), opaganib (ABC294640Yeliva®), and RHB-107 (upamostat), pursuant to license agreements in which we received exclusive perpetual licenses to certain patent rights and know-how related to these therapeutic candidates. We have also obtained the exclusive U.S. rights to commercialize Aemcolo® and we obtained the global rights (excluding Europe, and Canada) to commercialize Movantik®, each pursuant to a license agreement. These agreements require us to make payments and satisfy various performance obligations in order to maintain our rights and licenses with respect to these marketed products and therapeutic candidates. If we or our collaborators do not meet our or their respective obligations under these or future agreements, or if other events occur that are not within our control, such as the bankruptcy of a licensor, we could lose the rights to commercialize our current and future commercial products or to our therapeutic candidates, experience delays in developing our therapeutic candidates or incur additional costs. For example, AstraZeneca divested its rights in Movantik® in Europe, Canada and Israel in 2016 to other third-party sublicensees. In connection with our in-license for Movantik®, if our sub licensor or such third-party sublicensees do not meet their respective obligations under their respective agreements, we may lose the ability to commercialize Movantik®. The loss of such rights could have a material adverse effect on our reputation, business, financial condition or results of operations.

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

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned clinical trials or the commercialization of our current commercial products and therapeutic candidates, if approved, and any product we may commercialize or promote in the future, or otherwise affect our ability to manage our company effectively and to carry out our business plan. These key personnel are Dror Ben-Asher, our Chief Executive Officer, Reza Fathi, Ph.D., our Senior Vice President for Research and Development, Gilead Raday, our Chief Operating Officer, Adi Frish, our Chief Corporate and Business Development Officer, Guy Goldberg, our Chief Business Officer, Micha Ben Chorin, our Chief Financial Officer, Rick D. Scruggs, our Chief Commercial Officer, Dr. June Almenoff, our Chief Scientific Officer, Rob Jackson, our Senior VP, Sales & Marketing and Robert J. Gilkin, our Senior VP, Market Access and Trade Relations. We do not maintain key-man life insurance. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

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

We operate our business in multiple international jurisdictions. Such operations could be materially affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, changes in data privacy laws, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our current commercial products and products we may commercialize or promote, or our therapeutic candidates, as well as by political unrest, unstable governments and legal systems, and inter-governmental disputes. In addition, we are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics (as described above), trade disputes and other international events. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations.

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

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed or will be developed by others may render our current commercial products, products we may commercialize or promote in the future and our therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our current commercial products, products we may commercialize or promote in the future and our therapeutic candidates. In addition, our current commercial products and products we may commercialize or promote in the future may compete with products of third parties for market share, and generic drugs or products that treat the same indications as our current commercial products or products we may commercialize or promote in the future, which can have an adverse effect on our revenues by reducing our market share or requiring us to reduce the price of the products we market.

Movantik® primarily competes with other approved PAMORA drugs, several other branded prescription therapies already approved and used extensively to treat OIC, as well as with OTC products.

Talicia® primarily competes with several branded and generic therapies already approved and used extensively to treat H. pylori. Additionally, Phathom Pharmaceuticals, Inc. is developing a Vonoprazan-based combination treatment, for the treatment of GERD and H. pylori infection. Vonoprazan is an oral small molecule potassium acid blocker.

Aemcolo® primarily competes with several competing drugs marketed in the U.S. intended for the treatment of travelers’ diarrhea, including Xifaxan® (marketed by Salix Pharmaceuticals). Aemcolo® also competes with generic antibiotics such as fluoroquinolones and azithromycin. Aemcolo® also competes with prescription and OTC anti-diarrheal medications such as loperamide and bismuth subsalicylate, as well as probiotics and medical foods which may offer symptomatic relief. We may also be exposed to potentially competitive products, which may be under development to treat or prevent travelers’ diarrhea, including new antibiotics, anti-diarrheals, and vaccines.

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

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations, current commercial products or products we may commercialize or promote in the future, even if commercialized and therapeutic candidates. Many of our targeted diseases and conditions can also be treated by other medications or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use, among other possible advantages. The established use of these competitive drugs may limit the potential for widespread acceptance of our current commercial products and products we may commercialize or promote in the future and may limit the potential for our commercial products and therapeutic candidates to receive widespread acceptance, if commercialized.

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

Other than Talicia®, none of our therapeutic candidates has been cleared or approved for marketing, and none of our therapeutic candidates is currently being marketed or commercialized in any jurisdiction. Even if any of our therapeutic candidates or any product we may commercialize or promote receives regulatory clearance or approval, such as Talicia®, or do not require regulatory clearance or approval, it may not become a commercially viable product. For example, even if we or our development or commercialization partners receive regulatory clearance or approval to market a therapeutic candidate or receive regulatory clearance or approval to commercialize or promote any product, the clearance or approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions, which could materially and adversely affect their marketability and profitability. In addition, a new therapeutic candidate may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate or any product that we may commercialize or promote, may not result in commercial success for various reasons, including but not limited to:

●	difficulty in large-scale manufacturing, including yield and quality;
●	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to products, prevalence, and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;
●	insufficient or unfavorable levels of reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators;
●	infringement on proprietary rights of others for which we or our development or commercialization partners have not received licenses;
●	incompatibility with other therapeutic candidates or marketed products;
●	other potential advantages of alternative treatment methods and competitive forces that may make it more difficult for us to penetrate a particular market segment, if at all;
●	ineffective marketing, sales, and distribution activities and support;
●	lack of significant competitive advantages over existing products on the market;
●	lack of cost-effectiveness or unfavorable pricing compared to other alternatives available on the market;
●	inability to generate sufficient revenues to sustain our business operations in accordance with our plan from the sale or marketing of a product in view of the economic arrangements that we have with commercialization or other partners;
●	changes to labels, indications or other regulatory requirements as they relate to the commercialization of our products;
●	inability to establish collaborations with third-party development or commercialization partners on acceptable terms, or at all, and our inability or unwillingness for cost or other reasons to commercialize the therapeutic candidates or any product we may commercialize or promote on our own; and

●	timing of market introduction of competitive products.

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

Unexpected safety or efficacy concerns can arise with respect to any product we may commercialize or promote, whether or not scientifically justified, potentially resulting in product recalls, withdrawals or declining sales, as well as product liability, consumer fraud or other claims. The market perception and reputation of any product we commercialize or may commercialize or promote in the future, and their safety and efficacy are important to our business and the continued acceptance of any such product. Any negative publicity about any of our current or future commercial products, such as the pricing of any product, discovery of safety issues, adverse events, or even public rumors about such events, could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, the discovery of one or more significant problems with a product similar to any of our current commercial products or products we may commercialize or promote in the future that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have an adverse effect on the current or future commercialization of any product we may commercialize or promote. New data about any of our current commercial products or products that we may commercialize or promote in the future, or products similar to any of our current commercial products or those we may commercialize or promote in the future, could cause us reputational harm and could negatively impact demand for such products due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal. Any of the foregoing could have a material adverse effect on our reputation, business, financial condition or results of operations.

Heightened attention on the problems associated with the abuse of opioids could adversely affect our ability to commercialize certain of our current or future products, which would adversely affect our reputation, business, financial condition and results of operations.

In recent years, there has been increased public attention on the public health issue of opioid abuse in the U.S. Public inquiries and governmental investigations into opioid use and litigation and heightened regulatory activity regarding the sales, marketing, distribution or storage of opioid products, among other things, could cause additional unfavorable publicity regarding the use and misuse of opioids and products related to opioids (such as Movantik®), which could have a material adverse effect on our reputation as a manufacturer of an opioid-related product and our potential ability to successfully commercialize such product.

Such negative publicity could reduce the potential size of the market for Movantik® and decrease the revenues we may be able to generate from its sale, which in turn would adversely affect our business and results of operations. Additionally, such increased scrutiny of opioids generally, whether focused on Movantik® or otherwise, could have the effect of negatively impacting relationships with healthcare providers and other members of the healthcare community, reducing the overall market for opioid-related products or reducing the prescribing and use of Movantik®.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the U.S.

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, he signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients, and other healthcare policy reforms. Through the law-making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made to extend medical benefits to certain Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs, and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation was one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions were designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our current commercial products, products we may commercialize or promote in the future, and our therapeutic candidates, being chosen less frequently or the pricing being substantially lowered. At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

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

During his time in office, former President Trump supported the repeal of all or portions of the Healthcare Reform Law. President Trump also issued an executive order in which he stated that it is his administration’s policy to seek the prompt repeal of the Healthcare Reform Law and in which he directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the Healthcare Reform Law to the maximum extent permitted by law. Congress has enacted legislation that repeals certain portions of the Healthcare Reform Law, including but not limited to the Tax Cuts and Jobs Act, passed in December 2017, which included a provision that eliminates the penalty under the Healthcare Reform Law’s individual mandate, effective January 1, 2019, as well as the Bipartisan Budget Act of 2018, passed in February 2018, which, among other things, repealed the Independent Payment Advisory Board (which was established by the Healthcare Reform Law and was intended to reduce the rate of growth in Medicare spending).

Additionally, in December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the Affordable Care Act is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the Affordable Care Act. Substantial uncertainty remains as to the future of the Affordable Care Act after the U.S. Supreme Court declined to expedite its review of the Fifth Circuit’s holding on January 21, 2020. Accordingly, these issues were not resolved before the transition to President Biden's administration. The Trump administration sought to pass additional reform measures before the recent election. For example, President Trump issued several executive orders aimed at lowering drug prices, most recently, on September 13, 2020. The impact of such executive orders remains to be seen; however, given that they are intended to lower drug prices, we may be negatively affected by such orders if they are ultimately implemented. We cannot predict the impact that such actions against the Affordable Care Act will have on our business, and there is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. Furthermore, we cannot predict what actions the Biden administration will implement in connection with the Affordable Care Act. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we currently, or intend to, commercialize in the U.S. or that reduce medical procedure volumes could adversely affect our operations and/or future business plans.

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

Our revenues and profits depend heavily upon the availability of adequate reimbursement for the use of our current commercial products, and any products that we may commercialize or promote, from governmental or other third-party payors, both in the U.S. and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that the use of an approved or cleared therapeutic candidate or product is:

●	a covered benefit under its health plan;
●	safe, effective and medically necessary;
●	appropriate for the specific patient;
●	cost-effective; and
●	neither experimental nor investigational.

Obtaining reimbursement approval for a product that we may commercialize or promote, including our current commercial products, from any government or other third-party payor is a time-consuming and costly process that could require us or our development or commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our products that we currently, or may, commercialize or promote to each payor. Even when a payor determines that a product that we currently or may commercialize or promote is eligible for reimbursement under its criteria, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or other foreign regulatory authorities, or may impose restrictions, such as prior authorization requirements, or may simply deny coverage altogether. Reimbursement rates may vary according to the use of the product that we commercialize or may commercialize or promote in the future and the clinical setting in which it is used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for products or services, and may reflect budgetary constraints or imperfections in Medicare, Medicaid or other data used to calculate these rates. In particular, reimbursement for our products may not be available from Medicare or Medicaid, and reimbursement from other third-party payors may be limited, reduced or revoked. Overall, our ability to get reimbursement coverage for our commercial products has historically been limited. Successful commercialization of our commercial products requires a conducive reimbursement environment. If our products do not receive adequate reimbursement coverage, or if reimbursement coverage is reduced or otherwise adversely affected, then their respective commercial prospects could be severely limited. Although certain payors may currently provide some form of coverage for our commercial products, payors may suspend or discontinue reimbursement at any time, may require or increase co-payments from patients, may impose restrictions or limitations on coverage, or may reduce reimbursement rates for our products. If we fail to establish broad adoption of and reimbursement for our commercial products, or if we are unable to maintain any existing reimbursement from payors, our ability to generate revenue could be harmed and this could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition to our existing commercial products, any new product we may commercialize or promote in the future may require that we expend substantial time and resources in order to obtain and retain reimbursement, and any of these efforts may not be successful.

In the U.S., there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect payments for any product that we currently or may commercialize or promote in the U.S. In addition, there is a growing emphasis on comparative effectiveness research, both by private payors and by government agencies. To the extent other drugs or therapies are found to be more effective than our products, payors may elect to cover such therapies in lieu of our products or reimburse our products at a lower rate. Legislation that reduces reimbursement for our current or future commercial products could adversely impact how much or under what circumstances healthcare providers will prescribe or administer those products. This could materially and adversely impact our reputation, business, financial condition or results of operations by reducing our ability to continue to generate meaningful revenue, raise capital, obtain additional collaborators and market share. At this stage, we are unable to estimate the extent of the direct or indirect impact of any such federal and state proposals.

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

We are subject to additional healthcare regulation and enforcement by the U.S. federal government and the states in which we conduct or will conduct our business. Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of our current commercial products or any products we may commercialize or promote in the future. Our arrangements with third-party payors, customers, employees, or others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our products. The laws that may affect our ability to operate include, but are not limited to, the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under government healthcare programs such as the Medicare and Medicaid programs;

●	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;
●	the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services where that physician or family member has a financial relationship with the entity providing the designated health service, unless an exception applies;
●	federal false claims laws that prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government healthcare programs that are false or fraudulent;
●	the so-called federal “Sunshine Act”, which requires certain pharmaceutical and medical device companies to monitor and report certain financial relationships with physicians and other healthcare providers to the Centers for Medicare and Medicaid Services for disclosure to the public;
●	the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and its implementing regulations, which impose obligations on certain covered entities and their business associates with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals, regulatory authorities, and potentially the media of certain breaches of security of individually identifiable health information;
●	HIPAA’s fraud and abuse provision, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;
●	the FDCA, which among other things, strictly regulates drug product and medical device marketing, prohibits manufacturers from marketing such products for off-label use and regulates the distribution of samples;
●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and
●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Compliance efforts may involve substantial costs, and if our operations or business arrangements with third parties are found to be in violation of any such requirements, we may be subject to penalties, including civil or criminal penalties, monetary damages, the curtailment or restructuring of our operations, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely affect our financial results. Although effective compliance programs can help mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any violation of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, financial condition or results of operations.

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

The marketing, promotional, and business practices, including with respect to pricing, of pharmaceutical companies, as well as the manner in which companies’ in-house or third-party sales forces interact with purchasers, prescribers, and patients, are subject to extensive regulation, the enforcement of which may result in the imposition of civil or criminal penalties, injunctions, or limitations on marketing practices for some of our products or pricing restrictions or mandated price reductions for some of our products. Many companies have been the subject of claims related to these practices asserted by state or federal authorities. These claims have resulted in fines and other consequences, such as entering into corporate integrity agreements with the U.S. government. Companies may not promote drugs for “off-label” use, that is, uses that are not described in the product’s labeling and that differ from those approved by the FDA or other applicable regulatory agencies. A company that is found to have improperly promoted drug products for off-label use may be subject to significant liability, including civil and administrative remedies, as well as criminal sanctions. In addition, enforcement action against us could cause management’s attention to be diverted from our business operations and damage our reputation.

We could be exposed to significant drug product liability claims which could be time-consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The clinical trials that we conduct and the testing, manufacturing, marketing, and commercial sale and use or misuse of our therapeutic candidates and any products we may commercialize or promote, involve and will involve an inherent risk that significant liability claims may be asserted against us or our development or commercial partners. Product liability claims, or other claims related to our therapeutic candidates and any products we may commercialize or promote, regardless of merit or their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. A product liability claim could also significantly harm our reputation and the market price of our shares and decrease demand for any of our current commercial products, products that we commercialize or promote, and delay market acceptance of our therapeutic candidates or products we may commercialize or promote. In addition, regardless of merit or eventual outcome, product liability claims may result in:

●	decreased demand for approved products;
●	impairment of our business reputation;
●	withdrawal of clinical trial participants;
●	initiation of investigations by regulators;
●	litigation costs;
●	distraction of management’s attention from our primary business;

●	substantial monetary awards to patients or other claimants;
●	loss of revenues; and
●	the inability to receive regulatory approval for and commercialize our therapeutic candidates, upon approval, if any, in the future.

We currently have a product-liability policy that includes coverage for our clinical trials and our commercial operations. However, our insurance may prove inadequate to cover claims or litigation costs, especially in the case of wrongful death claims. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our current commercial products or products we may commercialize or promote in the future, or the development of our therapeutic candidates.

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

Serious adverse events or other undesirable side effects in connection with the use of our therapeutic candidates provided under the EAP could cause significant delays or an inability to successfully develop or commercialize such therapeutic candidates, which could materially harm our business. In particular, any such serious adverse events or other undesirable side effects could cause us or regulatory authorities to interrupt, delay or halt non-clinical studies and clinical trials, or could make it more difficult for us to enroll patients in our clinical trials. If serious adverse events or other undesirable side effects, or unexpected characteristics of our investigational new drugs that have not yet received regulatory marketing approval are observed in patients who were granted expanded access to our investigational new drugs under the EAP, further clinical development of such therapeutic candidate may be delayed or we may not be able to continue development of such therapeutic candidates at all, and the occurrence of these events could have a material adverse effect on our business. Undesirable side effects caused by our therapeutic candidates could also result in the delay or denial of regulatory approval by the FDA or other regulatory authorities or in a more restrictive label than we expect and could cause us to incur additional costs.

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

In connection with our or our development or commercialization partners’ research and development activities, as well as the manufacture of commercial products, materials, and therapeutic candidates and any products that we may commercialize or promote in the future, we and our development or commercialization partners are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and waste. We and our research and development or commercialization partners may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development, as well as the activities of our commercial and clinical manufacturing and commercialization partners, both now and in the future, may involve the controlled use of hazardous materials, including, but not limited to, certain hazardous chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that could result and any such liability could exceed our resources.

Security breaches, loss of data, and other disruptions could compromise sensitive information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we may collect and store sensitive data, including intellectual property, compliance-related data, research data, our proprietary business information and that of our suppliers and business partners, technical information about our products, clinical trial plans as well as personally identifiable information of patients, clinical trial participants and employees. We also have outsourced elements of our information technology structure, and as a result, we are managing independent vendor relationships with third parties who may or could have access to our confidential information. Similarly, our business partners and other third-party providers possess certain of our sensitive data and confidential information. The secure maintenance of this information is critical to our operations and business strategy. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, ransomware, cyber-fraud, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber-terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.

We, our partners, vendors, and other third-party providers could be susceptible to attacks on our and their information security systems, which attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups. Any such breach could compromise our and their networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, inappropriate disclosure of confidential or proprietary information or other loss of information, including our data being breached at third-party providers, could result in legal claims or proceedings, liability or financial loss under laws that protect the privacy of personal information, disrupt our operations, or our product development programs and damage our reputation, any of which could adversely affect our business. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

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

Any such breach or interruption could compromise our networks, and the information stored there could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as HIPAA and the General Data Protection Regulation (GDPR) in connection with our required maintenance of the global safety database for Movantik®, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, bill facilities or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare Company financial information, provide information about our current and future solutions and other patient and clinician education and outreach efforts through our websites, and manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our reputation, business, financial condition or results of operations. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

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

Because the patent position of pharmaceutical companies involves complex legal and factual questions, we cannot predict the scope, validity or enforceability of patents with certainty. Our issued patents and the issued patents of our commercialization or development partners may not provide us with any competitive advantages, may be held invalid or unenforceable as a result of legal challenges by third parties or could be circumvented. Ownership of the patent rights we in-license from our commercialization or development partners or the patent rights to the products already approved for marketing that we develop, acquire or for which we acquire commercialization rights may be challenged, and as a result, the rights we in-license and the rights to products we acquire may turn out not to be exclusive or we may not actually have rights under the patents despite receiving representations from a commercialization or development partner. Our competitors may also independently develop drug delivery technologies or products similar to ours or design around or otherwise circumvent patents issued to, or licensed by, us. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

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

In connection with the closing of our in-license for Movantik®, we assumed control of ANDA litigation related to U.S. Patent No. 9,012,469, which covers the commercial, oxalate salt, form of naloxegol (naloxegol oxalate) that is due to expire in April 2032. To date, three parties have filed paragraph IV certifications against U.S. Patent No. 9,012,469. While we cannot predict the outcome of this ongoing legal proceeding, we intend to defend ourselves vigorously in these matters. Adverse results in such litigation could cause our period of patent exclusivity in the U.S. for Movantik® to expire as early as September 2028.

After the completion of the development and registration of our patents, third parties may still manufacture or market products in infringement of our patent-protected rights. Such manufacture or market of products in infringement of our patent-protected rights is likely to cause us damage and lead to a reduction in the prices of our current commercial products, any product we may commercialize or promote, or any of our therapeutic candidates, thereby reducing our potential profits.

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

See Item 8. Financial Information A. Consolidated Statements and Other Financial Information - Legal Proceedings regarding the Aether Litigation.

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

Our status as a sublicensee under our in-license for Movantik® may increase the likelihood we will lose valuable rights to Movantik®.

Rather than obtaining direct licenses from Nektar Therapeutics, the originator of Movantik® (“Nektar”), for certain intellectual property covering the manufacture and use of Movantik®, we obtained sublicenses to such rights from AstraZeneca pursuant to AstraZeneca’s agreement with Nektar. Therefore, our success depends, in part, on AstraZeneca exercising its rights and fulfilling its obligations under its agreement with Nektar. AstraZeneca’s failure to exercise its rights and fulfill its obligations under its agreement with Nektar could cause us to lose our rights covering the manufacture and use of Movantik®.

In addition, AstraZeneca has previously sublicensed its rights under its agreement with Nektar to other sublicensees in Canada and Europe. Therefore, our success also depends, in part, on such other sublicensees complying with the terms and conditions of their respective agreements with AstraZeneca.

Risks Related to our ADSs

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, we believe we will not be treated as a passive foreign investment company (a PFIC) for U.S. federal income tax purposes for 2020. However, there can be no assurance that this will be the case in future taxable years. If we were characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences. Generally, gains realized on the sale of the ADSs would be treated as ordinary income, rather than capital gain, the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders would not be available, and interest charges would apply to certain distributions by us and the proceeds from sales of the ADSs.

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

Our ADSs do not trade on any exchange outside of the U.S., and our Ordinary Shares do not trade on any securities exchange.

Our ADSs are listed only in the U.S. on the Nasdaq Global Market, and our Ordinary Shares are not currently traded on any other securities exchange. A holder of Ordinary Shares may not be able to effect transactions in our Ordinary Shares without depositing such Ordinary Shares with the depositary in exchange for the issuance of ADSs representing such Ordinary Shares.

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

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our Ordinary Shares underlying ADSs at shareholders’ meetings if a holder of our ADSs does not give voting instructions, unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or
●	we have informed the depositary that a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that a holder of our ADSs cannot prevent our Ordinary Shares underlying such ADSs from being voted by us at our discretion, absent the situations described above. Holders of our Ordinary Shares are not subject to this discretionary proxy.

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

Our Award Plan provides that all options granted by us will be fully accelerated upon a “hostile takeover” of us. A “hostile takeover” is defined in our Award Plan as an event in which any person, entity or group that was not an “interested party”, as defined in the Israeli Securities Law – 1968, on the date of the initial public offering of our Ordinary Shares on the TASE, will become a “controlling shareholder” as defined in the Israel Securities Law, 1968, or a “holder,” as defined in the Israeli Securities Law – 1968, of 25% or more of our voting rights or any merger or consolidation involving us, in each case without a resolution by our board of directors supporting the transaction. In addition, if a “Significant Event” occurs and following which the employment of a grantee with us or a related company is terminated by us or a related company other than for “Cause”, and unless the applicable agreement provides otherwise, all the outstanding options held by or for the benefit of any such grantee will be accelerated and immediately vested and exercisable. A “Significant Event” is defined in our Award Plan as a consolidation or merger with or into another corporation approved by our board of directors in which we are the continuing or surviving corporation or in which the continuing or surviving corporation assumes the option or substitutes it with an appropriate option in the surviving corporation.

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

Our Amended and Restated Articles of Association designate courts located either within the State of Israel, or the Federal District Courts of the United States, as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to bring a favorable or convenient judicial forum for disputes with us.

Our Amended and Restated Articles of Association provide that, unless we consent in writing to the selection of an alternative forum, the Tel Aviv District Court (Economic Division in the State of Israel (or, if the Tel Aviv District Court does not have jurisdiction, and no other Israeli court has jurisdiction, the federal district court for the District of New York) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, and (3) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law 5728-1968, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. In addition, the federal district courts of the United States for the District of New York shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to these provisions.

This forum selection provision may limit shareholders’ ability to bring a claim in a judicial forum for disputes that it finds favorable or convenient for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, a court, including an Israeli court, could find these provisions of our Articles of Association to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

General Risks

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

As of March 17, 2021, we had options to purchase 49,306,180 ordinary shares (“Ordinary Shares”) under our Amended and Restated Award Plan (2010) (“Award Plan”) outstanding and options outstanding to purchase 3,000 ADSs (each representing 10 Ordinary Shares) outside the Award Plan. In addition, as of March 17, 2021, there were 16,438,747 Ordinary Shares reserved for issuance under our Award Plan (including Ordinary Shares subject to outstanding options under such plan). In January 2021, we issued 3,188,776 ADSs, and in March 2021, we issued 4,647,433 ADSs, in connection with underwritten bought deal offerings. In addition, to date, we have sold an aggregate of 2,837,038 ADSs under our “at-the-market” equity offering program. Future substantial issuance or sale of our ADSs, or the perception that such sales may occur in the future, including sales of ADSs issuable upon the exercise of options, warrants or other equity-based securities, may cause the market price of our ADSs to decline. Moreover, the issuance of ADSs upon the exercise of our options will also have a dilutive effect on our shareholders, which could further reduce the price of our ADSs.

The market price of our ADSs is subject to fluctuation, which could result in substantial losses by our investors. The COVID-19 pandemic has resulted in significant financial market volatility, and its impact on the global economy remains uncertain. A continuation or worsening of the pandemic could have a material adverse impact on the market price of our ADSs. This may affect the ability of our investors to sell their ADSs, and the value of an investment in our ADSs may decline.

The stock market in general and the market price of our ADSs on the Nasdaq, in particular, are subject to fluctuation, and changes in the price of our securities may be unrelated to our operating performance. The market price of our ADSs on the Nasdaq has fluctuated in the past, and we expect they will continue to do so. The market price of our ADSs is and will be subject to a number of factors, including but not limited to:

●	our ability to execute our business plan, including commercialization of our current and future commercial products;
●	announcements of technological innovations or new therapeutic candidates or new products approved for marketing by us or others;
●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;
●	our ability to comply with the various covenants under our credit agreement with HCRM;
●	expiration or terminations of licenses, research contracts or other commercialization or development agreements;
●	public concern as to the safety of drugs we, our commercialization or development partners or others market or develop;
●	the volatility of market prices for shares of biopharmaceutical companies generally;

●	success or failure of research and development projects;
●	departure of or major events adversely affecting key personnel;
●	developments concerning intellectual property rights or regulatory approvals;
●	variations in our and our competitors’ results of operations;
●	changes in earnings estimates or recommendations by securities analysts, if our ADSs are covered by analysts;
●	changes in government regulations or patent proceedings and decisions;
●	developments by our development or commercialization partners; and
●	general market conditions, geopolitical conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ADSs and result in substantial losses by our investors.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time, experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. The COVID-19 pandemic has resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our ADSs. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation and derivative actions. If we were involved in securities or other litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

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

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which requires us to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting, and requires our auditor’s attestation report on the effectiveness of our internal control over financial reporting. The continuous process of strengthening our internal control and complying with Section 404 of the Sarbanes-Oxley Act is complicated, expensive and time-consuming. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2020, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods. If we fail to maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it is not satisfied with our internal control. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our reputation, business, financial condition, results of operations or investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ADSs to decline.

ITEM 4.          INFORMATION ON THE COMPANY

A.          History and Development of the Company

Our legal and commercial name is RedHill Biopharma Ltd. Our company was incorporated on August 3, 2009, and was registered as a private company limited by shares under the laws of the State of Israel. Our principal executive offices are located at 21 Ha’arba’a Street, Tel-Aviv, Israel, and our telephone number is 972-3-541-3131.

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

Our website address is http://www.redhillbio.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

Our capital expenditures for the years ended December 31, 2020, 2019, and 2018 were approximately $406,000, $168,000, and $23,000, respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.           Business Overview

We are a specialty biopharmaceutical company, primarily focused on the commercialization and development of proprietary drugs for gastrointestinal (“GI”) and infectious diseases. Our primary focus is to become a leading specialty biopharmaceutical company through our commercial presence in the U.S. to support current and potential future commercialization of products approved for marketing and of our therapeutic candidates.

We are currently focused primarily on the commercialization in the U.S. of GI-related products Movantik®, Talicia® and Aemcolo®.

In addition, we also continue to develop our pipeline of clinical-stage therapeutic candidates, including the study of our therapeutic candidates with opaganib (Yeliva®, ABC294640) and RHB-107 (upamostat) as potential treatments for COVID-19 and other indications, RHB-104 for Crohn's disease, and other development programs. We look for opportunities to leverage our commercial presence and capabilities in the U.S. to support the potential future launch of our therapeutic candidates currently under development, if approved by the FDA, or FDA-approved products which we may acquire in the future.

Depending on the specific development program, our therapeutic candidates are designed to exhibit greater efficacy and/or provide improvements over existing drugs in various ways, including by one or more of the following: by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage.

We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that we believe exhibit a relatively high probability of therapeutic and commercial success. We have one product that we developed internally which has been approved for marketing and, to date, none of our therapeutic candidates has generated meaningful revenues. We plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements outside the U.S. with pharmaceutical companies on a global and territorial basis or, in the case of commercialization in the U.S., independently with our dedicated commercial operations or in a potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing and similar arrangements.

Our Strategy

Our goal is to become a significant player in the commercialization and development of pharmaceuticals for the treatment of GI-related diseases.

Key elements of our strategy are to:

●	advance our initiative to become a leading specialty biopharmaceutical company by leveraging our commercial presence in the U.S. to achieve successful commercialization of products approved for marketing, including Talicia® and our other commercial products, and future commercialization of our therapeutic candidates, if approved, and by identifying and acquiring rights to products that have been approved for marketing in the U.S. and investigational new drugs from pharmaceutical companies that are interested in divesting one or more of their products. Specifically, we seek to acquire rights to products that are already approved or commercialized in the U.S., preferably with a therapeutic focus on GI, which would enable us to commercialize such products independently through our own marketing and commercialization capabilities. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field;
●	identify and acquire rights to products from pharmaceutical companies that have encountered cash flow or operational problems or that decide to divest one or more of their products for various reasons. Specifically, we seek to acquire rights to and develop products that are intended to treat pronounced clinical needs, have patent or other protections, and have potential target markets totaling tens of millions to billions of dollars. Additionally, we seek to acquire rights to and develop products based on different technologies designed to reduce our dependency on any specific product or technology. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field;
●	enhance existing pharmaceutical products, including broadening their range of indications, or launching innovative and advantageous pharmaceutical products, based on existing active ingredients. Because there is a large knowledge base regarding existing products, the preclinical, clinical and regulatory requirements needed to obtain marketing approval for enhanced formulations are relatively well-defined. In particular, clinical trial designs, inclusion criteria and endpoints previously accepted by regulators may sometimes be re-used. In addition to reducing costs and time to market, we believe that targeting therapeutics with proven safety and efficacy profiles provides us a better prospect of clinical success;
●	where applicable, utilize the FDA’s 505(b)(2) regulatory pathway to potentially obtain more timely and efficient approval of our formulations of previously approved products. Under the 505(b)(2) process, we are able to seek FDA approval of a new dosage form, strength, route of administration, formulation, dosage regimen, or indication

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
●	cooperate with third parties to develop or commercialize therapeutic candidates in order to share costs and leverage the expertise of others.

The pharmaceutical and biotechnology industries are intensely competitive. Our therapeutic candidates, if commercialized, and our approved drugs, compete with existing drugs and therapies. In addition, there are many pharmaceutical companies, biotechnology companies, medical device companies, public and private universities, government agencies and research organizations actively engaged in the research and development of products targeting the same markets as our therapeutic candidates. Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we do. In certain cases, our competitors may also be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our therapeutic candidates. They may, therefore, bring to market products that are able to compete with our candidates, or other products that we may develop in the future.

Our Approved and Commercial Products in the U.S.

We have established the headquarters of our U.S. commercial operations in Raleigh, North Carolina. Our U.S. operations serves as the platform for the commercialization of Movantik®, Talicia® and Aemcolo®, and potential launch of our proprietary, late-clinical stage therapeutic candidates in the U.S., if approved by the FDA, and potential in-licensed or acquired commercial-stage products in the U.S.

Our sales force consisted of approximately 90 sales representatives as of December 31, 2020. The net revenues for the fiscal years ended December 31, 2020, and 2019 from the commercial products were approximately $64.4 million and $6.3 million, respectively. We continue to pursue the acquisition of additional commercial products, including, without limitation, through licensing or promotion transaction, asset purchase, joint venture with, acquisition of, or a merger with or other business combination with, companies with rights to commercial GI and other relevant assets and are continuously working to expand U.S. managed care access and coverage to our commercial products, where appropriate. We plan to pursue such opportunities in the U.S. and, if available, in other jurisdictions; however, we intend to focus our commercial activities in the U.S. We currently promote and commercialize three GI products in the U.S.

Movantik®

We acquired the worldwide rights (excluding Europe Canada, and Israel) to commercialize and develop Movantik® (naloxegol) from AstraZeneca in April 2020. Movantik® is a proprietary once-daily oral peripherally-acting mu-opioid receptor antagonist (PAMORA) approved by the FDA for the treatment of opioid-induced constipation (OIC) in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. We initiated the promotion of Movantik® in the second quarter of 2020. In October 2020, we gained the rights to commercialize and develop Movantik® in Israel, and thus we now hold the worldwide rights to Movantik®, excluding Europe and Canada. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for Movantik®.”

Regulatory Status

Movantik® received FDA approval on September 16, 2014, for the treatment of OIC in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. In connection with our in-license for Movantik®, we agreed to assume responsibility for completing any postmarketing requirements or commitments that may be required to retain approval. Accordingly, we are required to continue the post-marketing observational epidemiologic study to evaluate the major adverse cardiovascular events (MACE) of Movantik®.

Market and Competition

Movantik® is a peripherally-acting mu-opioid receptor antagonist indicated for the treatment of OIC. According to a DataMonitor report, OIC is the most common side effect of opioids, as tolerance does not arise over the long term, and is estimated that OIC in patients with non-cancer pain ranges between 40–50%.

Movantik® primarily competes with several branded therapies already approved and used extensively to treat OIC, including Amitiza® (lubiprostone, promoted by Takeda Pharmaceuticals) and two other oral PAMORA drugs, Relistor® (methylnaltrexone bromide, promoted by Salix Pharmaceuticals) and Symproic® (naldemedine, promoted by BioDelivery Sciences International, Inc.). Movantik® also competes with several OTC and prescription drugs, such as laxatives, including stool softeners, stimulants and the use of enemas. We may also be exposed to potential competitive products that may be under development to treat or prevent OIC.

Talicia® (omeprazole magnesium, amoxicillin, and rifabutin) delayed-release capsules 10 mg/250 mg/12.5 mg

Talicia® is our proprietary new drug approved for marketing in the U.S. for the treatment of H. pylori infection in adults. Talicia® is a combination of three approved drug products – omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for the digestion of food in the stomach), amoxicillin and rifabutin, which are antibiotics. Talicia® is administered to patients orally. Talicia® is the first product we developed that was approved for marketing in the U.S. We launched Talicia® in the U.S. in March 2020 with our dedicated sales force.

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

Gastric cancer is one of the most prevalent cancers worldwide and one of the most common causes of cancer-related deaths, accounting for approximately 760,000 deaths annually, according to the World Health Organization (“WHO”). According to a 2010 report by Polk DB et al. published in Nature Reviews Cancer, H. pylori-induced gastritis is the strongest singular risk factor for cancers of the stomach, and eradication of H. pylori significantly decreases the risk of developing cancer in infected individuals without pre-malignant lesions.

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

In December 2020, the Company announced that it had further increased unrestricted commercial coverage of Talicia® in the U.S. to extend to over 70% of commercial lives or 167 million Americans.

Talicia® is targeting a significantly broader indication than that of existing H. pylori therapies, as a treatment of H. pylori infection, regardless of ulcer status.

We acquired the rights to Talicia® pursuant to an agreement with Giaconda Limited. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of Talicia®, RHB-104, and RHB-106.”

Regulatory Status

On November 1, 2019, Talicia® was approved by the FDA and is eligible for a total of eight years of U.S. market exclusivity.

Market and Competition

The American College of Gastroenterology clinical guidelines for the treatment of H. pylori infection published in 2017 generally exclude the majority of the U.S. population from treatment with current standard-of-care therapies which commonly include the antibiotic clarithromycin with amoxicillin or another antibiotic and a proton pump inhibitor. The American College of Gastroenterology recommends against using clarithromycin-based triple therapies in cases where the patient has prior macrolide exposure, in regions with unknown clarithromycin resistance or regions with 15% or more clarithromycin resistance. It is estimated that clarithromycin resistance in the U.S. exceeds 20% prevalence (Park JY, Dig Dis Sci. 2016). Such current clarithromycin and metronidazole-based standard-of-care treatments fail in approximately 25-40% of the patients due to the development of antibiotic resistance, based on Malfertheiner P. et al. (Gut 2012), O’Connor A. et al. (Helicobacter 2015) and Venerito M. et al. (Digestion 2013). According to a 2015 publication by Shiota et al., it is estimated that H. pylori resistance to clarithromycin, a standard-of-care antibiotic used for the treatment of H. pylori, more than doubled between 2009-2013.

Talicia® is designed to address the high resistance of H. pylori bacteria to the antibiotics commonly used in current standard-of-care therapies. Talicia’s approval was supported, in part, by the results of two positive Phase 3 studies in the U.S. for the treatment of H. pylori-positive adult patients complaining of epigastric pain and/or discomfort. The confirmatory Phase 3 study of Talicia® demonstrated 84% eradication of H. pylori infection with Talicia® vs. 58% in the active comparator arm (p<0.0001). Further, in an analysis of data from this study, it was observed that subjects with measurable blood levels of drug at Day 13 had response rates of 90.3% in the Talicia® arm vs. 64.7% in the active comparator arm.

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

Talicia® faces competition in the U.S. from certain branded prescription therapies indicated for the treatment of H. pylori infection including, but not limited to, Pylera® (sold by Allergan plc), PrevPac® (sold by Takeda Pharmaceuticals) and Omeclamox-Pak® (sold by Cumberland Pharmaceuticals), as well as from the generic individual components of these branded therapies and other generic antibiotics and PPIs approved for the treatment of H. pylori infection. Additionally, the individual components of Talicia® are available in generic form and while rifabutin is not available in an equivalent dose, there is a risk that some physicians may prescribe the individual components of Talicia® in doses that are not equivalent to the approved drug and regimen.

In addition, Pathom Pharmaceuticals, Inc. is conducting a pivotal Phase 3 study to evaluate the efficacy of vonoprazan in combination with amoxicillin and vonoprazan in combination with amoxicillin and clarithromycin in eradication of H. pylori infection. Vonoprazan is an oral small molecule potassium competitive acid blocker (P-CAB) which has received marketing approval in Japan and other countries in Asia and Latin America. According to Pathom Pharmaceuticals, top-line results from this study are expected in the second quarter of 2021.

We believe that Talicia® offers a significant benefit over other marketed drugs in part because of the resistance profile demonstrated in our Phase 3 program, which showed no bacterial resistance to rifabutin and high resistance to clarithromycin and metronidazole.

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

Regulatory Status

Aemcolo® received FDA approval on November 16, 2018, for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. Cosmo transferred the Aemcolo® NDA and the IND to RedHill U.S., which were accepted on November 27, 2019. This acceptance also includes a commitment to complete any postmarketing requirements or commitments related to the NDA. There are two pediatric studies that are required to be completed to satisfy the PREA requirements and also with required milestone dates:

●	Conduct a randomized, placebo-controlled study to evaluate the safety, tolerability, and efficacy of Aemcolo® (rifamycin) for the treatment of travelers’ diarrhea in children from 6 to 11 years of age.
●	Conduct a randomized, placebo-controlled study to evaluate the safety, tolerability, and efficacy of Aemcolo® (rifamycin) for the treatment of travelers’ diarrhea in children from 12 to 17 years of age.

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

Our Therapeutic Candidates

Summary

The ongoing development programs of our six therapeutic candidates, most in late-stage clinical development, include “RHB-204”, RHB-104”, “RHB-102 (Bekinda®)”, “RHB-106”, “opaganib” (ABC294640; Yeliva®) and “RHB-107” (upamostat) and related research and development programs, the most advanced of which are described below.

Potential Advantages
Over Most Existing
Name of Therapeutic		Treatments, if	Development
Candidate	Proposed Indication	Approved	Stage	Rights to the Product
RHB-204	Pulmonary nontuberculous mycobacteria (NTM) infections caused by Mycobacterium avium complex (MAC)	Oral formulation targeting a major cause of pulmonary NTM infections	Initiated Phase 3 study	We filed patent applications internationally directed to the proposed commercial formulation and use
RHB-104	Crohn’s disease	Novel mechanism of action and improved clinical benefit (targeting suspected underlying cause of Crohn’s disease)	Full 52-week results for all subjects in the Phase 3 study; supportive top-line results from the open-label extension Phase 3 study	We filed patent applications internationally directed to the proposed commercial formulation and use
RHB-102 (Bekinda®) 24 mg	Acute gastroenteritis and gastritis	No other approved 5-HT3 serotonin receptor inhibitor for this indication; once-daily dosing	First Phase 3 study in the U.S. completed; confirmatory Phase 3 study in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-102 (Bekinda®) 12 mg	IBS-D	Potential 5-HT3 serotonin receptor inhibitor with improved safety, while maintaining efficacy	Phase 2 in the U.S. completed; Phase 3 program in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-106	Bowel preparation	Oral pill, avoid severe bad taste of chemical solutions, no known nephrotoxicity issues	Phase 2/3 studies in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
opaganib (ABC294640; Yeliva®)	Patients hospitalized with SARS-CoV-2 severe COVID-19 pneumonia	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	U.S. Phase 2 study completed and awaiting top-line data; recruiting for global Phase 2/3	We filed patent applications to protect the proposed commercial use
opaganib (ABC294640; Yeliva®)	Advanced unresectable cholangiocarcinoma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Phase 1/2a study in the U.S. ongoing (ABC-108)	Worldwide exclusive license
opaganib (ABC294640; Yeliva®)	Prostate cancer	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities in addition to failing treatment with abiraterone or enzalutamide	Investigator-sponsored Phase 2 study in the U.S (ABC-107, to replace ABC-106)	Worldwide exclusive license
RHB-107 (upamostat; formerly Mesupron)	Outpatients infected with SARS-Co-V-2 (COVID-19 disease)	Phase 2/3 study ongoing	We filed patent applications to protect the proposed commercial use
RHB-107 (upamostat; formerly Mesupron) and opaganib (ABC294640; Yeliva®)	Advanced unresectable cholangiocarcinoma

Combination of an orally-dosed small molecule compound with an established clinical safety profile; first-in-class specific inhibitor of five human serine proteases (RHB-107 (upamostat)) and an oral dose first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities (opaganib (ABC294640 (Yeliva®)))

			Phase 2a study ongoing	We filed patent applications internationally directed to the proposed commercial use
RHB-107 (upamostat; formerly Mesupron)	Gastrointestinal and other solid tumors	An orally-dosed small molecule compound with an established clinical safety profile; first-in-class specific inhibitor of five human serine proteases	Completed Phase 2 studies in pancreatic cancer and breast cancer; preclinical testing ongoing	Worldwide exclusive license; excludes China, Hong Kong, Taiwan, and Macao[1]

1 We have received a Notice of Allowance from the United States Patent and Trademark Office for treatment of solid tumors with a combination of opaganib and RHB-107.

RHB-204

Nontuberculous Mycobacteria Infections

In November 2020, we initiated a Phase 3 study in RHB-204 for the treatment of Mycobacterium avium complex (MAC) disease, the most common cause of pulmonary nontuberculous mycobacteria (NTM) infection.

The study is intended to assess the efficacy and safety of RHB-204 as a potential first-line, stand-alone treatment for pulmonary NTM infections caused by MAC. The multi-center, randomized, double-blind, two-part, placebo-controlled, parallel-group Phase 3 study will be conducted at up to 40 sites across the U.S. Study endpoints include sputum culture conversion at month six of treatment with RHB-204, compared to placebo and patient-reported outcomes, including improvements in physical functioning, respiratory symptoms and fatigue.

In January 2017, we announced that RHB-204 had been granted QIDP designation by the FDA for the treatment of pulmonary NTM infections, including eligibility for Accelerated Approval and Priority Review and an extended market exclusivity period, if approved for marketing in the U.S.

In October 2020, we announced that RHB-204 had been granted Orphan Drug designation by the FDA for the treatment of pulmonary NTM infections which would extend market exclusivity period to a total of 12 years, if approved for marketing in the U.S.

In January 2021 we announced that the FDA granted RHB-204 Fast Track designation, allowing RedHill access to early and frequent communications with the FDA, to expedite the RHB-204 development program, and to a rolling review of an NDA.

RHB-204 is a patented fixed-dose combination product of three antibiotics intended to simplify administration and optimize compliance, selected based on modelling to provide optimal balance of the potential safety and efficacy. Each capsule contains the same three antibiotics as RHB-104 (clarithromycin, clofazimine, and rifabutin), but at doses unique from RHB-104. Clarithromycin and rifabutin were selected because mycobacteria live within host cells, and these agents have intracellular activity against MAC. Further, rifabutin enhances the antimicrobial activity of clarithromycin due to increased levels of clarithromycin's active metabolite. Selection of clofazimine was based on its activity against MAC, preferential accumulation in macrophages and bactericidal activity demonstrated in a mouse model of tuberculosis.

Market and Competition

Pulmonary NTM is an orphan disease affecting an estimated 110,000 patients in the U.S. in 2017, according to a 2017 analysis by Foster Rosenblatt. Although rare, the incidence and prevalence of NTM lung disease are increasing in many areas of the world, according to Henkle E et al (Ann Am Thorac Soc 2015). Treatment options remain limited, lengthy and challenging, according to Ryu YJ et (Tuberc Respir Dis, 2016).

NTM are naturally occurring organisms found in water and soil, which can cause chronic pulmonary infection. According to Prevots DR (Am J Respir Crit Care Med, 2010) and Winthrop KL (Am J Respir Crit Care Med, 2010), approximately 80% of pulmonary NTM cases in the U.S. are associated with MAC. In some people, infection with NTM may lead to a progressive lung disease characterized by fever, weight loss, chest pain, and blood in sputum. NTM disease is more common in the older adult population and individuals with a compromised immune system or underlying lung disease.

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

Several drug candidates are currently under development for the treatment of NTM infections, including but not limited to, LungFitTMGO (Beyond Air Inc.), an inhaled Nitric Oxide and SRP720 (Spero Therapeutics, Inc.), an oral antimicrobial agent. Additionally, Insmed Incorporated has announced that it has initiated a clinical trial program with Arikayce® as a first-line treatment for patients with MAC lung disease. According to www.clinicaltrials.gov, there are several additional ongoing clinical studies evaluating treatments for NTM infections.

Clinical Development

Although each of the three components of RHB-204 is approved individually and has been tested extensively in humans (e.g. see RHB-104), the formulation and doses represented by RHB-204 have not been tested. Initiation of the trial for pulmonary NTM lung infections was in November 2020. The appropriate regulatory path is currently under discussion.

The following chart summarizes the development history and status of RHB-204:

				Planned
				number of
	Development	Purpose of	Clinical	subjects of	Status of
Trial name	phase	the trial	trial sites	the trial	the trial
CleaR-MAC Trial	Phase 3	Evaluate the efficacy and safety of RHB-204 in adult subjects with documented MAC lung infection.	Up to 40	125	Recruiting

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

We acquired the rights to RHB-104 pursuant to an asset purchase agreement with Giaconda Limited, an Australian company. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of Talicia®, RHB-104, and RHB-106.”

We continue to pursue the development program for a companion diagnostic for the detection of MAP bacteria in Crohn’s disease patients. These efforts are in part based on detecting the presence of MAP bacterial DNA in human biological specimens. We do not know if or when such a diagnostic test would become available.

Market and Competition

According to GlobalData, a provider of market intelligence for the pharmaceutical sector, there were approximately 1.3 million diagnosed prevalent cases of Crohn’s disease in the eight major markets (U.S., Canada, France, Germany, Italy, Spain, UK, Japan) in 2020. This number of prevalent cases is expected to increase to 1.6 million by 2026.

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

Clinical Development

A Phase 3 clinical trial for RHB-104 was conducted in Australia, sponsored by Pharmacia, a Swedish company (which merged with Pfizer), with the primary endpoint of evaluating the ratio of patients with recurrent symptoms of Crohn’s disease following the initial induction of remission with 16 weeks of treatment with prednisolone initiated at 40 mg/day and weaned over the 16-week period. Subjects were subsequently assessed at 52, 104 and 156 weeks. The main secondary objective was the percentage of patients who achieved clinical remission at 16 weeks. The results of the trial were published by Professor Warwick Selby et al. in 2007 in the medical journal Gastroenterology. Although the study did not meet the main objective of showing a difference in relapse rate with long-term treatment, there was a statistically significant difference between the treatment groups in the percentage of subjects in remission at week 16. Professor Marcel Behr and Professor James Hanley from McGill University published a re-analysis of the study in The Lancet Infectious Diseases in June 2008, based on the intent-to-treat (ITT) principle and found that there was a significant statistical advantage for the active therapy over the placebo throughout the two-year period of administration that disappeared once the active therapy was discontinued.

In June 2011, we entered into an agreement with our Canadian service provider, which entered into a back-to-back agreement with PharmaNet Canada Inc. for the provision of clinical trial services for the RHB-104 adult studies in North America and Europe. PharmaNet was subsequently acquired by inVentiv Health which became Syneos Health (“Syneos”), and our agreements were transferred to Syneos. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Master Service Agreement with Loonhills R&D Inc. (formerly 7810962 Canada Inc.)” and see also "Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Clinical Services Agreement – Clinical Services Agreement related to RHB-104."

In October 2012, we entered into an agreement with our Canadian service provider, which, in turn, entered into a back-to-back agreement with a Canadian manufacturer to complete the manufacturing and supply of RHB-104 for our clinical trials. In addition, we entered into additional manufacturing agreements directly with the Canadian manufacturer.

In July 2018, we announced positive top-line results from the first Phase 3 study with RHB-104 for Crohn’s disease (the “MAP US study”), a randomized, double-blind, placebo-controlled first Phase 3 study with RHB-104 for Crohn’s disease. The Phase 3 study enrolled 331 subjects with moderately to severely active Crohn’s disease (defined as Crohn’s Disease Active Index (“CDAI”) between 220 and 450) in the U.S., Canada, Europe, Australia, New Zealand, and Israel. Subjects were randomized 1:1 to receive RHB-104 or placebo as an add-on therapy to baseline standard-of-care medications, including 5-ASAs, corticosteroids, immunomodulators or anti-TNF agents.

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

In October 2019, we announced full week 52 results of blinded treatment in the MAP US study at the American College of Gastroenterology, which were consistent with the previously reported interim positive outcomes from the study. The study continued to meet its primary endpoint of clinical remission, defined as CDAI value of less than 150, at week 26 (36.7% vs. 22.4%, p=0.0048), key secondary endpoints of maintenance of remission at weeks 16 and 52 (25.9% vs. 12.1%, p=0.0016) and, notably, durable clinical remission on all visits, week 16 through 52 (18.7% vs. 8.5%, p=0.0077) (in all cases, data presented as RHB-104 vs. placebo).

RHB-104 was found to be generally safe and well tolerated, with an overall balance in the type and frequency of adverse events between RHB-104 and placebo. RHB-104 was associated with a lower incidence of Clostridiodies (Clostridium) difficile infections compared with placebo. In the analysis of the complete safety information for the study, a top-line electrocardiogram monitoring report for the MAP US study, which was shared with the FDA, demonstrated evidence of progressive prolongation of the QTcF (corrected QT interval by Frederica’s formula) interval across visits, with the largest mean placebo-corrected ΔQTcF (∆∆QTcF) of 30.6ms at week 52 of treatment. Clofazimine, as well as clarithromycin (another active component of RHB-104), are known to be associated with QT prolongation. We continue to analyze the data from the RHB-104 studies, including QT prolongation findings and various pharmacokinetic and pharmacodynamic models and, as previously announced, intend to meet with the FDA again to discuss the RHB-104 program, including these data.

In October 2019, we also announced supportive top-line results from an open-label extension Phase 3 study (the “MAP US2 study”), which was conducted to evaluate the safety and efficacy of RHB-104 in subjects who remain with active Crohn’s disease (CDAI ≥ 150) after 26 weeks of blinded study therapy in the Phase 3 MAP US study. These subjects had the opportunity to receive treatment with RHB-104 for a 52-week period in the open-label MAP US2 study. A total of 54 subjects entered the open-label extension study in the U.S., Canada, Europe, Israel, and New Zealand, and 30 subjects completed 52 weeks of treatment with RHB-104. The MAP US2 study’s primary endpoint is disease remission at week 16, defined as CDAI of less than 150. Top-line results from the MAP US2 study demonstrated 28% clinical remission with RHB-104 at week 16 and 22% remission at week 52. Of the MAP US2 subjects who were previously randomized to the placebo arm (as an add-on to standard-of-care therapies) in the MAP US study and treated with RHB-104 for the first time in the MAP US2 study, 32% achieved remission at week 16. An independent review and analysis of the top-line results was provided to RedHill by a third party. Analysis of the underlying data, including all safety, secondary and other outcome measures, and completion of the Clinical Study Report remain subject to a further independent review.

We further announced in September 2019 that following additional guidance received from the FDA on the path for potential approval of RHB-104 for the treatment of Crohn’s disease, we have intensified our collaborations with leading laboratories in the field of detection of MAP bacteria in Crohn’s disease patients, including Baylor College of Medicine and the University of Central Florida’s College of Medicine. We do not know if and when a diagnostic test for MAP would become available. Additional FDA guidance on the potential path to approval of RHB-104 is to be obtained prior to initiation of further clinical studies.

We have conducted several supportive studies with the current formulation of RHB-104, including a population pharmacokinetic study that was conducted as part of the Phase 3 MAP US study.

We believe that additional clinical studies will be required to support an NDA for RHB-104, if filed.

The following chart summarizes the clinical trial history and status of RHB-104 studies and its earlier individual active agents:

				Planned
	Development			number of	Nature and
Clinical trial	phase of the	Purpose of the	Clinical	subjects of	status of
author/designation	clinical trial	clinical trial	trial site	the trial	the trial	Schedule
Borody 2002	Phase 2a	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	12	Performed	Completed 2002
Borody 2005	Phase 2	Examining the effect of the treatment on Crohn’s disease patients	Center for Digestive Disease, Australia	52	Performed	Completed 2005
Selby	Phase 3	Examining the effect of the treatment with the product on Crohn’s disease patients	20 clinical centers in Australia	213	The trial was performed and indicated promising improvement rates, although it did not meet the main trial objective, as defined	Published in 2007
Biovail PK Study 2007	PK Study	Optimize the formulation of RHB-104 on a PK basis	Toronto, Ontario	24	The trial compared two formulations to determine the optimum formulation for RHB-104	Completed 2007
MAP US Study	Phase 3	Assess the safety and efficacy of RHB-104 in Crohn’s disease patients	U.S., Canada. Israel, Australia, New Zealand, and Europe	331	Completed	Completed 2020
MAP US2 Study	Phase 3	Assess the safety and efficacy of RHB-104 in Crohn’s disease patients	U.S., Canada, Israel, New Zealand, and Europe	54	Completed	Completed 2021
Drug-Drug Interaction Study	PK Study	To assess the net PK effect of multiple doses of RHB-104 on CYP3A4 enzymes in healthy volunteers	Algorithme Pharma, Canada	36	Ended	Ended 2014
Food Effect Study	PK Study	Determine the effect of food on the bioavailability of RHB-104 in healthy volunteers	Algorithme Pharma, Canada	84	Completed	Completed 2014

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

We had previously conducted a Phase 2a proof-of-concept study with RHB-104 for relapsing-remitting multiple sclerosis. At the current stage, we have no intention to pursue the development of RHB-104 for this indication.

RHB-102 (Bekinda®)

RHB-102 (Bekinda®) is an investigational once-daily bi-modal extended-release oral formulation of ondansetron, a leading member of the family of 5-HT3 serotonin receptor inhibitors. We are developing RHB-102 (Bekinda®) in multiple dosage strengths. RHB-102 (Bekinda®) is under development for the intended use in the following indications, which are novel and not yet FDA-approved indications for ondansetron targeting large potential markets:

1)	Acute gastroenteritis and gastritis - 24 mg strength
2)	Irritable Bowel Syndrome with Diarrhea (IBS-D) - lower dose strength for long-term administration

RHB-102 (Bekinda®) utilizes a technology called CDT® that uses salts to provide an extended-release of ondansetron. The CDT® platform enables extended drug release (i.e., the measured rate of introduction of active drug) at a relatively low manufacturing cost. The proposed commercial formulation and its use are protected by Company-filed patents and pending patent applications and are being pursued internationally.

Acute Gastroenteritis and Gastritis

Acute gastroenteritis and gastritis both involve inflammation of the mucous membranes of the GI tract. Symptoms of gastroenteritis and gastritis include nausea, vomiting, diarrhea, and abdominal pain. Acute gastroenteritis and gastritis are major causes of emergency room visits, particularly for pediatrics. If approved, RHB-102 (Bekinda®) could potentially decrease the number of emergency room visits for patients suffering from acute gastroenteritis and gastritis by offering them an effective and long-lasting treatment, which can be taken in the comfort of their home.

Market and Competition

A single dose of RHB-102 (Bekinda®) is intended to treat nausea and vomiting over a time window of approximately 24 hours. If approved for such use, this would be potentially advantageous for acute gastroenteritis and gastritis patients as it could help eliminate the need to take additional drugs (tablets) during the day or receiving intravenously administered drugs.

If RHB-102 (Bekinda®) is approved for the treatment of acute gastroenteritis and gastritis, it could potentially hold substantial advantages over existing treatments. If approved, RHB-102 (Bekinda®) could be prescribed by primary care physicians to patients early on, potentially preventing emergency room visits, dehydration and the need to provide IV fluids. There are an estimated 179 million cases of gastroenteritis in the U.S. annually (Scallan E et al. 2011).

To the best of our knowledge, there are no other 5-HT3 serotonin receptor inhibitors indicated or in the advanced clinical stage of development in the U.S. for this indication. Patients presenting at hospitals with gastroenteritis and gastritis are often treated primarily in IV administration with antiemetic drugs not indicated or approved for this condition, off-label, including 5-HT3 serotonin receptor inhibitors. If approved, RHB-102 (Bekinda®) will compete with several prescription and OTC anti-emetic drugs, including but not limited to, dimenhydrinate, Nauzene®, and Emetrol®, as well as off-label use of ondansetron and other 5-HT3 inhibitors.

We may also be exposed to potentially competitive products which may be under development to treat acute gastroenteritis. To the best of our knowledge, a product that potentially directly competes with RHB-102 (Bekinda®) is EUR-1025 for controlled release of ondansetron, based on a different technology of controlled release originally developed by Eurand N.V. (now owned by Adare Pharmaceuticals, Inc.) and which completed two pivotal pharmacokinetic studies intended to establish the bioequivalence of EUR-1025 versus Zofran® (ondansetron hydrochloride). To the best of our knowledge, EUR-1025 was being developed for the indication of postoperative-induced nausea and vomiting, for which Zofran® and generic ondansetron were already approved. To the best of our knowledge, there has not been further clinical development of EUR-1025 since the completion of the above-mentioned pharmacokinetic studies.

Clinical Development

In June 2017, we announced positive top-line results from the randomized, double-blind, placebo-controlled Phase 3 study (the “GUARD study”) with RHB-102 (Bekinda®) 24 mg for acute gastroenteritis and gastritis. The study successfully met its primary endpoint and RHB-102 (Bekinda®) 24 mg was found to be safe and well tolerated in this indication. The GUARD study evaluated the efficacy and safety of RHB-102 (Bekinda®) 24 mg in treating acute gastroenteritis and gastritis in 321 adults and children over the age of 12. The primary endpoint of the study was the proportion of patients without further vomiting, without rescue medication, and who were not given intravenous hydration from 30 minutes post first dose of the study drug until 24 hours post-dose, compared to placebo. In September 2017, we met with the FDA to discuss the study results and the clinical and regulatory path toward potential marketing approval of RHB-102 (Bekinda®) 24 mg in the U.S. Following the guidance provided at the meeting and additional guidance provided thereafter, we are currently advancing preparations toward a confirmatory Phase 3 study to support a potential NDA with RHB-102 (Bekinda®) 24 mg for acute gastroenteritis and gastritis.

Final results from the GUARD study showed improvement to the primary efficacy outcome by 21% in the Intent to Treat (ITT) population; 65.6% of RHB-102 (Bekinda®) treated patients as compared to 54.3% of placebo patients (p=0.04; n=192 in the RHB-102 (Bekinda®) group and n=129 in the placebo group). In the Per Protocol (PP) population, which included patients who met all protocol entry criteria and for which the diagnosis of gastroenteritis was confirmed (n=177 in the RHB-102 (Bekinda®) group and n=122 in the placebo group), RHB-102 (Bekinda®) improved the efficacy outcome by 27%; 69.5% of patients in the RHB-102 (Bekinda®) group vs. 54.9% in the placebo group, (p=0.01). An imbalance in baseline nausea was noted, with worse nausea in the RHB-102 (Bekinda®) treated group. In a post hoc analysis, when results were adjusted for baseline nausea, the p-value for the ITT population was 0.0152, and for the PP population was 0.0037. RHB-102 (Bekinda®) 24 mg was also shown to be safe and well tolerated; electrocardiogram results showed no adverse changes with treatment. The benefit observed with RHB-102 (Bekinda®) is evident across the spectrum of severity of nausea at baseline, including in patients with very severe nausea, suggesting that the drug works regardless of the initial severity of gastroenteritis.

The lead investigator for the Phase 3 study was Dr. Robert A. Silverman, MD, MS, Associate Professor at the Hofstra North Shore-LIJ School of Medicine and an emergency medicine specialist.

In September 2019, we had a follow-up meeting with the FDA regarding our efforts to design a study acceptable to the agency to seek the FDA’s approval for pediatric labeling for RHB-102 (Bekinda®), as required by the FDA pursuant to the Pediatric Research Equity Act. We are continuing our discussions with the FDA to prepare an agreed-upon pediatric study plan for filing with the FDA.

The following chart summarizes the clinical trial history and status of RHB-102 (Bekinda®) for gastroenteritis and gastritis:

Planned
	Development			number of	Nature and
Clinical trial	phase of the	Purpose of the	Clinical	subjects	status of
name	clinical trial	clinical trial	trial site	of the trial	the trial	Schedule
GUARD Study	Phase 3	Randomized double-blind placebo-controlled Phase 3 study in acute gastroenteritis and gastritis	21 sites in the U.S.	321	Evaluated the safety and efficacy of RHB-102 (Bekinda®) in acute gastroenteritis and gastritis	Completed 2017
TBD	Confirmatory Phase 3	Support a potential NDA with RHB-102 (Bekinda®) 24 mg for acute gastroenteritis and gastritis	TBD	TBD	TBD	TBD

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

In light of the activity of ondansetron demonstrated in the preliminary studies described above, and because of its extended-release properties and once-daily dosing, we believe RHB-102 (Bekinda®) is a promising candidate for the treatment of IBS-D.

Market and Competition

IBS is one of the most common GI disorders. According to GlobalData, it is estimated that over 41 million people in North America may suffer from IBS. Of the three subtypes of IBS, IBS-D is the most prevalent diagnosed subtype according to Pimentel M (Am J Manag Care, 2018), accounting for40% of the patient population

To the best of our knowledge, there is one other 5-HT3 serotonin receptor inhibitor indicated for this indication in the U.S. – alosetron (currently marketed under the brand name Lotronex® by Sebela Pharmaceuticals and generic versions marketed by Actavis plc, Hikma, Par Pharmaceuticals, and Amneal Pharmaceuticals). However, alosetron is approved only for the treatment of IBS in women with severe chronic IBS-D and its indication is restricted to those patients for whom the benefit-to-risk balance is most favorable due to infrequent, but severe, adverse reactions. The active ingredient in RHB-102 (Bekinda®), ondansetron, is approved by the U.S. FDA as an oncology support antiemetic and has a good safety profile. Therefore, we believe that RHB-102 (Bekinda®), if approved for the treatment of IBS-D in the U.S., may provide improved safety while maintaining efficacy and has the potential to be a preferred 5-HT3 serotonin receptor inhibitor treatment for patients suffering from IBS-D. Ramosetron, another 5-HT3 serotonin receptor inhibitor (marketed under the brand name Irribow® by Astellas Pharma Inc. and generic versions marketed by Pfizer Japan, Takeda Pharmaceuticals, Fuji Pharma and additional companies), is marketed for the treatment of IBS-D and for chemotherapy-induced nausea and vomiting in Japan, South Korea, China and India, and for and postoperative nausea and vomiting in South Korea and India. To the best of our knowledge, there is currently no clinical development of ramosetron for marketing approval in the U.S. for any indication.

If approved, RHB-102 (Bekinda®) will compete with several prescription drugs indicated for IBS-D, including but not limited to Xifaxan® (rifaximin), marketed in the U.S. by Bausch Health, and Viberzi® (eluxadoline), marketed in the U.S. by Allergan plc., as well as additional prescription drugs, generic drugs, and over-the-counter products indicated for IBS-D or for symptomatic relief of diarrhea and pain.

In addition, there are currently additional drug candidates in development by other companies for the treatment of IBS-D in the U.S.

Clinical Development

In January 2018, we announced positive final results from the Phase 2 clinical study of RHB-102 (Bekinda®) 12 mg for the treatment of IBS-D. The randomized, double-blind, placebo-controlled Phase 2 study evaluated the efficacy and safety of RHB-102 (Bekinda®) 12 mg in 126 subjects over 18 years old at 16 clinical sites in the U.S. The study successfully met its primary endpoint, improving the primary efficacy outcome of stool consistency.

RHB-102 (Bekinda®) was also shown to be safe and well tolerated in this indication. No serious adverse events or new or unexpected safety issues were noted in the study. In September 2018, we announced that we concluded a positive End-of-Phase 2 Type B meeting with the FDA discussing the clinical and regulatory pathway toward potential FDA approval of RHB-102 (Bekinda®) for the treatment of IBS-D. We are currently finalizing the design of two pivotal Phase 3 studies with RHB-102 (Bekinda®) for the treatment of IBS-D.

The primary endpoint of the trial was the proportion of patients in each treatment group with response in stool consistency on study drug as compared to baseline. Response was defined as per FDA guidelines for the indication. Additional endpoints were analyzed including:

●	proportion of patients in each treatment group who are pain responders, per FDA guidance definition;
●	proportion of patients in each treatment group who are overall responders, per FDA guidance definition; and
●	differences between treatment groups in:
o	abdominal pain
o	abdominal discomfort
o	frequency of defecation
o	incidence and severity of adverse events.

The RHB-102 (Bekinda®)12 mg Phase 2 study successfully met its primary endpoint, improving the primary efficacy outcome of stool consistency response (in accordance with the FDA guidance definition) by an absolute difference of 20.7%, with 56.0% responders of subjects treated with RHB-102 (Bekinda®) (n=75) vs. 35.3% responders of the placebo subjects (n=51) (p=0.036). While not powered for statistical significance of the secondary efficacy endpoints, the study suggested clinically meaningful improvement in both secondary efficacy endpoints of abdominal pain response and overall response (combined stool consistency and abdominal pain response). Final results from the Phase 2 study demonstrated that RHB-102 (Bekinda®) 12 mg improved the overall worst abdominal pain response rate by 11.5% vs. placebo (50.7% with RHB-102 (Bekinda®) 12 mg (n=75) vs. 39.2% with placebo (n=51); (p=0.278)) and the overall response improved by an absolute difference of 14.5% in favor of the RHB-102 (Bekinda®) 12 mg arm (40.0% with RHB-102 (Bekinda®) 12 mg (n=75) vs. 25.5% with placebo (n=51); (p=0.135)).

RHB-102 (Bekinda®) 12 mg was also shown to be safe and well tolerated. No serious adverse events or new or unexpected safety issues were noted in the study. In September 2018, we announced that we concluded a positive End-of-Phase 2/Pre-Phase 3 (Type B) meeting with the FDA discussing the clinical and regulatory pathway toward potential FDA approval of RHB-102 (Bekinda®) 12 mg for the treatment of IBS-D. We plan to finalize the design of two pivotal Phase 3 studies with RHB-102 (Bekinda®) for the treatment of IBS-D.

The Company has initiated formulation work to formulate RHB-102 at lower dosages to help support planned pediatric studies. In December 2019, we received confirmation from the FDA that it has agreed with our Initial Pediatric Study Plan (iPSP).

The following chart summarizes the clinical trial history and status of RHB-102 (Bekinda®) for IBS-D:

Planned
	Development			number of	Nature and
Clinical trial	phase of the	Purpose of the	Clinical	subjects	status of
name	clinical trial	clinical trial	trial site	of the trial	the trial	Schedule
-	Phase 2	Randomized double-blind placebo-controlled Phase 2 study in IBS-D	16 sites in the U.S.	126	Evaluating the safety and efficacy of RHB-102 (Bekinda®) 12 mg in IBS-D	Completed 2018
TBD	Phase 3	Randomized double-blind placebo-controlled Phase 3 study in IBS-D	TBD	TBD	TBD	TBD

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

As noted above, we acquired the rights to RHB-106 pursuant to an agreement with Giaconda Limited. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of Talicia®, RHB-104, and RHB-106.”

In December 2019, we provided a notice of termination of the worldwide exclusive license agreement we had entered into on February 27, 2014, with Salix Pharmaceuticals, Ltd. (“Salix, which was later acquired by Valeant Pharmaceuticals International, Inc. (“Valeant”), and subsequently renamed Bausch Health. As a result of the termination of the Salix licensing agreement, we regained the exclusive worldwide rights to the RHB-106 encapsulated formulation for bowel preparation.

Market and Competition

It is estimated that approximately 19 million colonoscopies are performed annually in the U.S., according to a 2018 iDATA research report. The annual number of procedures in the U.S. is increasing, presumably due to the rising awareness of colorectal cancer.

If approved, RHB-106 will compete with several products in the U.S., including but not limited prescription products such as PrepoPik® (marketed by Ferring Pharmaceuticals), Clenpiq® (marketed by Ferring Pharmaceuticals), Suprep® and Sutab® (marketed by BrainTree Laboratories Inc. (acquired by Sebela Pharmaceuticals)), OsmoPrep®, MoviPrep® and Plenvu® (marketed by Bausch Health). There are additional bowel preparations in development by other companies.

To the best of our knowledge, the main competitors of RHB-106 are bowel cleansing products based on polyethylene glycol (PEG 3350). These products are delivered in the form of a water-soluble powder and require users to drink between 2-4 liters of solution before the performance of the gastroenterological procedure. In addition to the need to drink considerable amounts of a solution, a common side effect that raises difficulties with users is the accompanying harsh and unpleasant taste, leading to potential difficulties with patient compliance. RHB-106 offers the potential for improved patient compliance because it is tasteless and eliminates the need for drinking several liters of the ill-flavored electrolyte solution. RHB-106 also potentially has an advantage compared to currently available tablet products in the field in that it does not contain sodium phosphate, an active ingredient linked with a risk of nephrotoxicity.

Products administered in the form of tablets or capsules that were released on the market in the U.S., such as OsmoPrep®, are based on a chemical substance called sodium phosphate. In December 2008, the FDA published a severe warning against the use of these products due to rare but severe side effects linked to kidney damage. As a consequence of this development, the FDA required in 2008 that oral sodium phosphate products carry a severe warning (black box label). In November 2020, the FDA approved Sutab®, a new drug product administered in tablet form which does not contain sodium phosphate.

The potential advantage of RHB-106 over the current competitor products of the PEG 3350 type, MoviPrep®, as well as over products such as PicoPrep®, is that it is administered in an oral tablet, permits the patient to drink any clear liquid with the product and spares the patient the exposure to the unpleasant taste that may accompany these products. RHB-106 also does not fall under the black box warning against nephrotoxicity issued by the FDA in December 2008 with respect to currently marketed sodium phosphate capsule preparations.

Clinical Development

The following chart summarizes the clinical trial history and status of RHB-106:

	Development			Number of	Nature and
Clinical	phase of the	Purpose of the		subjects of	status of	Performance
trial name	clinical trial	clinical trial	Clinical site	the trial	the trial	schedule
-	Phase 2a	Comparison of the product’s effectiveness and safety with an existing product	Center for Digestive Disease, Australia	60	Completed	Completed in 2005

Opaganib (ABC294640; Yeliva®)

Opaganib (ABC294640; Yeliva®) is an investigational new drug that is a proprietary, first-in-class, orally-administered SK2 selective inhibitor, with anti-viral, anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. The compound originally designated as ABC294640 received an international non-proprietary name, opaganib, in the Recommended INN: List 79, 2018.

Opaganib (ABC294640; Yeliva®) inhibits SK2, a lipid kinase that catalyzes the formation of the lipid signaling molecule sphingosine 1-phosphate (“S1P”). S1P promotes cancer growth and proliferation and pathological inflammation, including TNFα signaling and other inflammatory cytokine production. Specifically, by inhibiting the SK2 enzyme, opaganib (ABC294640; Yeliva®) blocks the synthesis of S1P which regulates fundamental biological processes such as cell proliferation, migration, immune cell trafficking and angiogenesis, and is also involved in immune-modulation and suppression of innate immune responses from T cells.

On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee Biotechnology Corporation (Apogee), pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to opaganib (ABC294640 Yeliva®) and, as noted above, received an international non-proprietary name, opaganib, in 2018) and additional intellectual property for all indications. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for opaganib (ABC294640, Yeliva®).”

The development of opaganib has been supported by grants and contracts from U.S. federal and state government agencies awarded to Apogee, including from the NCI, BARDA, the U.S. Department of Defense and the FDA Office of Orphan Products Development.

Market and Competition

Opaganib (ABC294640; Yeliva®) is currently being developed for several potential indications, including for the treatment of severe COVID-19 pneumonia, cholangiocarcinoma (bile duct cancer), and prostate cancer.

COVID-19 is a newly recognized disease caused by a coronavirus virus, SARS-CoV-2. A flu-like illness was first noted in December 2019 and was subsequently attributed to a virus designated as SARS-CoV-2. The clinical spectrum has not yet been well defined and ranges from asymptomatic infection to pneumonia and Acute Respiratory Distress Syndrome (ARDS) with multiorgan failure, that may lead to death. Patients over 65 years and those with significant comorbidities, such as diabetes, cardiac or pulmonary disease, are more susceptible for developing severe disease and have a relatively higher mortality rate compared to younger, otherwise healthy patients. To date, there have been over 100 million confirmed cases of COVID-19 worldwide, with over 2 million reported deaths. Several therapies have been approved by the FDA for the treatment of COVID-19, some under emergency use authorization. These therapies include anti-viral drugs such as Veklury® (remdesivir), anti-inflammatory drugs and monoclonal antibodies. Several vaccines for SARS-CoV-2 have also been approved by the FDA and other regulatory agencies to date. Multiple additional drug therapies and vaccines are currently under development for COVID-19.

Cholangiocarcinoma (bile duct cancer) is a highly lethal malignancy. According to the American Cancer Society report, approximately 8,000 people are diagnosed with intrahepatic and extrahepatic bile duct cancers annually in the U.S., with recent studies showing an increased incidence of cholangiocarcinoma, mainly attributed to recent advancements in the diagnosis of this disease (Gores GJ, Hepatology, 2003). Surgery with complete resection is currently known to be the only curative therapy for cholangiocarcinoma; however, only a minority of patients are classified as having a resectable tumor at the time of diagnosis. Additional treatment options include radiation therapy and chemotherapy, but the efficacy of these treatments in cholangiocarcinoma patients is also limited and the prognosis for relapse patients who have failed initial chemotherapy is very poor, with an overall median survival of approximately one year (Valle J, et al. New Eng J, Med 2010). In April 2020, the FDA approved Pemazyre® (pemigatinib), the first drug approved specifically for cholangiocarcinoma, indicated for adults with advanced bile duct cancer whose cancer has grown after at least one previous chemotherapy treatment and whose tumors have a mutation in the FGFR2 gene. The 5-year relative survival rates of intrahepatic and extrahepatic cholangiocarcinoma patients range between 2% to 25%, depending on the tumor type and stage at diagnosis, according to the American Cancer Society. There are several drugs in late-stage clinical development for cholangiocarcinoma.

Prostate cancer is the second most common cancer and the second leading cause of cancer death in American men. The American Cancer Society estimates that approximately 248,530 new cases of prostate cancer will be diagnosed in 2021. Prostate cancer is more likely to develop in older men and in African-American men. Treatment options depend on each case and include surgery, radiotherapy, cryotherapy, chemotherapy, hormone therapy, and immunotherapy. There are several approved drugs indicated for treatment of prostate cancer, as well as several drugs in development for U.S. approval.

Clinical Development

COVID-19

Preclinical data have demonstrated both anti-inflammatory and antiviral activities of opaganib, with the potential to reduce inflammatory lung disorders, such as pneumonia, and mitigate pulmonary fibrotic damage. In September 2020, we announced that opaganib demonstrated potent inhibition of SARS-CoV-2, the virus that causes COVID-19, achieving complete blockage of viral replication in an in vitro model of human lung bronchial tissue. Additionally, preclinical in vivo studies have demonstrated that opaganib decreased fatality rates from influenza virus infection and ameliorated Pseudomonas aeruginosa-induced lung injury by reducing the levels of IL-6 and TNF-alpha in bronchoalveolar lavage fluids.

Preliminary results from a preclinical study with opaganib, administered at 250 mg/kg, demonstrated a reduction of thrombosis (blood clotting) in an acute respiratory distress syndrome (ARDS) animal model. The preclinical study was designed to assess the efficacy of opaganib in reducing the incidence of adverse thromboembolic events in situ in the lipopolysaccharide (LPS)-induced model of pulmonary inflammation, a reliable model of ARDS that can mimic COVID-19 inflammation. The preliminary results from our study show opaganib 250 mg/kg reduced blood clot length, weight and total thrombus score in a preclinical model of ARDS. We believe such preliminary results add to the known antiviral and anti-inflammatory activities of opaganib and provide the potential for a unique triple-action effect on the pathophysiological processes associated with COVID-19 disease.

In September 2020, Apogee was awarded a grant from Pennsylvania's COVID-19 Vaccines, Treatments and Therapies Program, which supports the rapid advancement of promising novel COVID-19 therapies.

ABC-201: Global Phase 2/3 Study

In July 2020, we initiated a global Phase 2/3 clinical study (NCT04467840) evaluating opaganib in hospitalized patients with severe COVID-19 pneumonia. This ongoing global multi-center, randomized, double-blind, parallel-arm, placebo-controlled study continues to enroll patients with a target of up to 464 patients requiring hospitalization and treatment with supplemental oxygen. The study has been approved in Brazil, Israel, the United Kingdom, Italy, Russia, Mexico, Poland and Columbia with further expansion ongoing. Enrollment was initiated in August 2020 and is approximately 60% complete. In January 2021, we announced that the independent Data Safety Monitoring Board (DSMB) for the study unanimously recommended to continue the study following a pre-scheduled futility review of unblinded efficacy data from the first 135 patients treated in the study and safety data from the first 175 patients.

In November 2020, we announced that the global Phase 2/3 study received a unanimous recommendation to continue, following a pre-scheduled safety review by an independent DSMB. The DSMB's recommendation was based on an unblinded analysis of safety data from the first 70 patients treated for 14 days. In December 2020 we announced that the study received a second unanimous recommendation by the DSMB to continue, following a review of unblinded safety data from 155 treated patients.

ABC-110: U.S. Phase 2 Study

The Phase 2, randomized, double-blind, placebo-controlled clinical study with opaganib in the U.S. enrolled 40 patients with severe COVID-19 pneumonia requiring hospitalization and supplemental oxygen. The study was not powered for statistical significance and focused on safety evaluation and identifying a signal of efficacy.

Top-line results from the study found opaganib to be safe, with no material safety differences between the opaganib and placebo treatment arms. Overall, fewer patients suffered from serious adverse events (SAEs) in the opaganib treatment arm than in the placebo arm. In this small sample size, there were few events of intubation or fatality, and these were balanced between the two arms.

The opaganib-treated arm demonstrated a consistent trend of greater improvement in reducing oxygen requirement by end of treatment on Day 14 across key primary and secondary efficacy outcomes, correlating with clinical improvement as defined by the World Health Organization (WHO) ordinal scale:

●	A greater improvement in the proportion of patients reaching room air and no longer requiring oxygen support by Day 14 vs. the control arm (52.6% vs. 22.2%).
●	A greater improvement in the proportion of patients with a 50% reduction in supplemental oxygen by Day 14 vs. the control arm (89.5% vs. 66.7%).
●	A higher proportion of patients discharged by Day 14 vs. the control arm (73.7% vs. 55.6%).
●	A greater reduction from baseline of the median total oxygen requirement (AUC) over 14 days vs. the control arm (68.0% vs. 46.7%).

We intend to provide the data for peer review when available.

ABC-108: Advanced Unresectable Cholangiocarcinoma

A Phase 2a clinical study with opaganib (ABC294640; Yeliva®) in patients with advanced, unresectable, intrahepatic, perihilar and extrahepatic cholangiocarcinoma is ongoing at Mayo Clinic’s major campuses in Arizona and Minnesota, the Huntsman Cancer Institute, University of Utah Health and at Emory University. In September 2018, we announced that the study achieved its pre-specified efficacy goal for the first stage of the two-stage study design, and as a result, the study has continued to its second stage. Treatment with opaganib (ABC294640, Yeliva®), Part 1 of the study, designed to enroll 39 evaluable patients, completed enrollment in January 2020. In October 2019, an expansion cohort for cotreatment of opaganib (ABC294640; Yeliva®) and hydroxychloroquine sulfate (HCQ) was submitted to the FDA. Enrollment of this cotreatment cohort, Part 2 of the study, began in July 2020. The cohort will consist of two phases: Phase 1, an accelerated dose escalation run-in with enrollment of up to 15 patients evaluable for safety and tolerability, and Phase 2, treatment of 20 patients evaluable in the Phase 1 determined dose to determine safety and tolerability.

The primary objective of Part 1 is to determine the response rate (RR) of cholangiocarcinoma defined as objective responses (OR), i.e. complete and partial responses (CR, PR) plus stable disease (SD) of at least four months to treatment with opaganib (ABC294640; Yeliva®). The primary endpoint of Part 2 is to determine Durable Disease Control Rate (DDCR), defined as Disease Control Rate (DCR) of at least four months’ duration to treatment with opaganib (ABC294640; Yeliva®) and HCQ.

In April 2017, the FDA granted to opaganib (ABC294640; Yeliva®) orphan drug designation for the treatment of cholangiocarcinoma. The orphan drug designation allows us to benefit from various development incentives to develop opaganib (ABC294640; Yeliva®) for this indication, including tax credits for qualified clinical testing, the waiver of a prescription drug user fee (PDUFA) upon submission of a potential NDA and, if approved, a seven-year marketing exclusivity period (subject to certain exceptions) for the treatment of cholangiocarcinoma.

EAP for the Treatment of Advanced Unresectable Cholangiocarcinoma

An EAP is for eligible participants who do not qualify for participation in, or who are otherwise unable to access, the ongoing clinical trial ABC-108 for advanced unresectable cholangiocarcinoma. This program is designed to provide access to opaganib (ABC294640; Yeliva®) for the treatment of cholangiocarcinoma prior to approval by the local regulatory agency. We cannot predict how long this program will continue, and we may decide for various reasons, including but not limited to resources and availability of opaganib (ABC294640; Yeliva®), not to continue with the EAP.

ABC-103: Refractory or Relapsed Multiple Myeloma

A Phase 1b study with opaganib (ABC294640; Yeliva®) for the treatment of refractory or relapsed multiple myeloma was performed in heavily pretreated patients at Duke University Medical Center. A total of 13 patients were enrolled and treated in three dose cohorts. While efficacy was not the primary endpoint of the Phase 1b study, of ten evaluable subjects, one patient achieved a very good partial response. The study was supported by a $2 million grant from the National Cancer Institute (NCI) Small Business Innovation Research Program awarded to Apogee Biotechnology Corporation, in conjunction with Duke University, with additional support from us.

The study ended in line with the NCI grant expiration in May 2019. The Clinical Study Report was finalized in November 2020. Data demonstrated that oral administration of opaganib is generally safe and tolerable in patients with refractory or relapsed multiple myeloma. One patient in the 500 mg dose cohort showed a very good partial response and one patient showed stable disease for three months. The remaining patients had very short periods of stability, progressive disease or tumor assessment was missing. Mean progression-free survival (PFS) across dose cohorts was relatively the same number of weeks, and thus a conclusion on dosing strength in relation to improved survival could not be discerned. Additionally, there did not appear to be an effect of opaganib on plasma levels of sphingosine 1 phosphate (S1P), IL-6, or other cytokines measured in patients with refractory or relapsed MM. The small study size prohibits meaningful efficacy conclusions to be drawn.

The primary endpoints of the first portion of the study (Phase 1) were to assess safety and determine the maximum tolerated dose in this group of patients. Secondary objectives included assessment of antitumor activity and determination of the PK and pharmacodynamic (PD) properties of opaganib (ABC294640; Yeliva®) in refractory or relapsed multiple myeloma patients.

At the current stage, we have no intention to pursue the development of opaganib (ABC294640; Yeliva®) for this indication.

ABC-101: Advanced Solid Tumors

A Phase 1 study, first-in-man evaluation of opaganib (ABC294640; Yeliva®) in advanced solid tumors was completed in the summer of 2015. Final results demonstrated that the study, conducted at the Medical University of South Carolina (MUSC), successfully met its primary and secondary endpoints, demonstrating that the compound is well tolerated and can be safely administered to cancer patients at doses predicted to have therapeutic activity.

Twenty-one patients with advanced solid tumors were treated with opaganib (ABC294640; Yeliva®) in the study, the majority of who were GI cancer patients, including pancreatic, colorectal and cholangiocarcinoma cancers.

The study included the first-ever longitudinal analysis of plasma S1P levels as a potential pharmacodynamic biomarker for activity of a sphingolipid-targeted drug. Administration of opaganib (ABC294640; Yeliva®) resulted in a rapid and pronounced decrease in levels of S1P with several patients having prolonged stabilization of disease.

The study was supported by grants from the U.S. National Cancer Institute (NCI) awarded to MUSC Hollings Cancer Center, an NCI-Designated Cancer Center, and from the FDA Office of Orphan Products Development (OOPD) awarded to Apogee.

ABC-106: Advanced Hepatocellular Carcinoma

An investigator-sponsored Phase 2 study to evaluate the safety and efficacy of opaganib (ABC294640; Yeliva®) as a second-line monotherapy in patients with advanced hepatocellular carcinoma (“HCC”) was initiated at the Medical University of South Carolina (“MUSC”) Hollings Cancer Center, the Mayo Clinic campus at Arizona and the University of Maryland.

The study was led by Dr. Carolyn Britten, MUSC, and was planned to enroll up to 39 patients who have experienced tumor progression following treatment with first-line single-agent sorafenib (Nexavar®).

In September 2019, we announced that The National Cancer Institute (NCI) grant that was previously awarded to the MUSC to support a study with opaganib (ABC294640; Yeliva®) in hepatocellular carcinoma (HCC) had been diverted to support a Phase 2 study with opaganib (ABC294640; Yeliva®) for a different indication, prostate cancer (ABC-107). At the current stage, we have no intention to pursue the development of opaganib (ABC294640; Yeliva®) for the HCC indication.

ABC-107: Prostate Cancer

The investigator-sponsored study “A Phase 2 Study of the Addition of opaganib to Androgen Antagonists in Patients with Prostate Cancer Progression on Enzalutamide or Abiraterone” was initiated in March 2020 at MUSC Hollings Cancer Center and at Emory University. Additional U.S. sites are planned to be initiated later this year. The study will be led by Dr. Michael B. Lilly. The study is planned to enroll up to 60 patients and is supported by the National Cancer Institute grant awarded to MUSC.

This is a Phase 2 efficacy study of opaganib (ABC294640; Yeliva®) in patients with metastatic castration-resistant prostate cancer that is progressing during treatment with androgen signaling blockers, abiraterone or enzalutamide. The study will consist of an initial safety “run in” cohort in which patients will receive opaganib (ABC294640; Yeliva®) along with continuation of prior abiraterone or enzalutamide to document tolerability in this new patient population and to document the effects of opaganib (ABC294640; Yeliva®) on blood prostate-specific antigen (PSA) levels. Provided that there is no untoward toxicity in these patients, there will be two additional cohorts with up to 27 patients, with each of patients with worsening disease during abiraterone or enzalutamide treatment. These patients will continue previous androgen blocking agents (abiraterone or enzalutamide, and gonadotropin-releasing hormone GnRH receptor agonist/antagonist). The primary objective of the study is to measure the proportion of patients with disease control during opaganib (ABC294640; Yeliva®) plus abiraterone or enzalutamide treatment using a composite metric based on PSA, bone scan, and RECIST measurements per Prostate Cancer Working Group 3 (PCWG3) criteria.

ABC-104: Oncology Support, Radioprotectant: Prevention of Radiation-Associated Mucositis in the Treatment of Head and Neck Cancer

A Phase 1b study to evaluate opaganib (ABC294640; Yeliva®) as a radioprotectant in head and neck cancer patients undergoing therapeutic radiotherapy is currently on hold.

ABC-105: Moderate to Severe Ulcerative Colitis (“UC”)

A Phase 2 study to evaluate the efficacy of opaganib (ABC294640; Yeliva®) in patients with moderate to severe UC by the proportion of patients who are in remission at the end of treatment is currently on hold.

ABC-109: Food Effect Study in Healthy Subjects

A Phase 1, randomized, open-label, single-dose, 3-treatment, 3-period, 6-sequence crossover study designed primarily to evaluate the effect of a standardized meal on the absorption and bioavailability of opaganib (ABC294640; Yeliva®) in healthy subjects, was completed in the U.S. in January 2018. The study also evaluated the effect of the administration of a solution of opaganib (ABC294640, Yeliva®) via nasogastric (NG) tube on the absorption and bioavailability of opaganib (ABC294640; Yeliva®). Twenty-three eligible, healthy, male and female adult subjects were randomized to receive opaganib (ABC294640; Yeliva®) orally in a state of fast, fed or as a solution by NG tube (after tube feeding). 17 subjects received all three treatments. All three treatments, though maximum concentration was lower when the drug was given orally in the fed state as compared to fasted, nasogastric administration after tube feeding led to intermediate results. Subjects experienced fewer gastrointestinal side effects when the drug was given in the fed state than fasted, but the pharmacodynamic effect, as reflected in the decrease in sphingosine-1-phosphate, the product of the target enzyme, was no lower after fed than fasted administration. Thus, the results indicated that opaganib (ABC294640; Yeliva®) may be given after eating, with improved tolerance and no loss of pharmacodynamic effect.

The following chart summarizes the clinical trial history and status of opaganib (ABC294640; Yeliva®):

Planned
	Development	Purpose of		number of	Nature and
Clinical trial	phase of the	the clinical	Clinical	subjects of	status of
name	clinical trial	trial	trial site	the trial	the trial	Schedule
ABC-201	Phase 2/3	A study for the treatment of Opaganib in patients with severe COVID-19 pneumonia	Multicenter study	464	Ongoing	Data expected in Q1/2021
ABC-110	Phase 2	A study for the treatment of opaganib in patients with severe COVID-19 pneumonia	Multicenter study across the U.S.	40	Ongoing	Top-line results reported in 2020
ABC-108	Phase 2a

A study for the treatment of advanced, unresectable intrahepatic, perihilar and extrahepatic cholangiocarcinoma with opaganib (ABC294640; Yeliva®) and co-treatment with opaganib (ABC294640; Yeliva®) and HCQ

			Multicenter study across the U.S.	Up to 105	Ongoing	Ongoing
ABC-107 (103193 MUSC Study ID)	Phase 2

An add-on study for prostate cancer patients who progressed on enzalutamide or abiraterone. The proportion of patients with disease control during treatment with opaganib (ABC294640; Yeliva®) and enzalutamide or abiraterone will be measured

			Medical University of South Carolina, Charleston, U.S. and collaborating sites (multicenter, U.S.)	Up to 60	Ongoing	Initiated in March 2020
ABC-103	Phase 1b/2	Safety and efficacy study in patients with refractory or relapsed multiple myeloma that have previously been treated with proteasome inhibitors and immunomodulatory drugs	Duke University, North Carolina, U.S.	Ended	Ended after Phase 1	Ended
ABC-101	Phase 1	Safety, PK and pharmacodynamic study in patients with advanced solid tumors	Medical University of South Carolina, Charleston, U.S.	22	Completed. Final results indicate the study drug is well tolerated and can be safely administered to cancer patients	Completed 2015
ABC-106	Phase 2	Investigator-Sponsored Safety and Efficacy Study in Patients with Advanced Hepatocellular Carcinoma Who Have Progressed on Sorafenib	Medical University of South Carolina, Charleston, U.S. and collaborating sites (Multicenter, U.S.)	From 12 to 39	Withdrawn and replaced with ABC-107 in prostate cancer (103193 MUSC Study ID)	Withdrawn
ABC-104	Phase 1b	Safety and efficacy study in the prevention of mucositis in combination with radiotherapy for treatment of squamous head and neck carcinoma	Multicenter study across the U.S.	Up to 32	TBD	TBD
ABC-105	Phase 2	A study for the treatment of moderate to severe ulcerative colitis	Multicenter study	Up to 94	TBD	TBD
ABC-109	Phase 1	Assessment of the effect of food on the absorption and bioavailability of opaganib (ABC294640; Yeliva®); also as a solution via nasogastric (NG) tube under fed conditions	ICON Early Phase Services, San-Antonio, TX, U.S.	23	Completed	Completed 2018

We cannot predict with certainty our development costs, and such costs may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

RHB-107 (upamostat; formerly Mesupron)

RHB-107 (upamostat; formerly Mesupron) (INN: upamostat) is a proprietary, first-in-class, orally-administered potent inhibitor of several serine proteases administered by oral capsule, with demonstrated antiviral and potential tissue-protective effects. We believe this combined antiviral and potential tissue-protective action makes it a promising candidate for evaluation as a treatment for COVID-19 disease.

RHB-107 has demonstrated strong inhibition of SARS-CoV-2 viral replication in an in vitro human bronchial cell model, and its safety profile has been demonstrated in approximately 200 people, including in Phase 2 studies in oncology indications.

In addition, we believe that RHB-107 has a unique potency and specificity that suggests it may be a new non-cytotoxic approach to cancer therapy, as well as other indications of high unmet need such as inflammatory digestive diseases and inflammatory lung diseases.

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

See also “- opaganib (ABC294640, Yeliva®) - Market and Competition” for information on COVID-19. Data from non-clinical studies indicate that WX-UK1, the active metabolite of RHB-107, is a potent and specific inhibitor of several human serine proteases (e.g., trypsin-3, trypsin-2, trypsin-1, matriptase-1, and trypsin-6). Several of these serine proteases are associated with cancer progression and metastasis, as well as non-cancerous indications. The non-clinical studies suggest new potential therapeutic applications of WX-UK1 in inflammatory gastrointestinal diseases and lung diseases.

There are several drugs in late-stage clinical development for pancreatic cancer

See also “– opaganib (ABC294640, Yeliva®) – Market and Competition” for information on cholangiocarcinoma.

Clinical Development

A multicenter, randomized, double-blind, placebo-controlled, parallel-group Phase 2/3 study is ongoing in patients with symptomatic diagnostically confirmed COVID-19 who do not require inpatient care. RHB-107 is being administered once daily for 14 days, with patients receiving follow-up for eight weeks from first dosing. The primary endpoints are time to sustained recovery from symptomatic illness compared to placebo, as well as safety and tolerability of RHB-107. Several secondary and exploratory endpoints are also being assessed. In February 2021, we announced that the first patient had been dosed in the study.

RHB-107 was studied in a 3D tissue model of human bronchial epithelial cells (EpiAirway™) which morphologically and functionally resembles the human airway and is similar to the model used to discover SARS-CoV-2. The study was designed to evaluate the in vitro efficacy of RHB-107 in inhibiting SARS-CoV-2 infection and included a positive control of camostat. Results from the study demonstrated potent inhibition of SARS-CoV-2 viral replication.

Several Phase 1 studies and two Phase 2 proof-of-concept studies have been completed with RHB-107 in cancer patients. The first Phase 2 trial in locally advanced non-metastatic pancreatic cancer and the second trial in metastatic breast cancer established the therapeutic candidate’s safety and tolerability profile. The Phase 2 trials with RHB-107in both indications failed to demonstrate significant improvement in either progression-free survival or overall survival.

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

We are working on several oncology projects evaluating multiple clinical candidates, including RHB-107 as a component spanning oncology and inflammatory digestive disease indications where a strong unmet medical need exists. We have also pursued patent protection in cancer therapy for various combinations of drugs with different mechanisms of action that achieve synergistic effects. Currently, the portfolio includes two U.S. patents, one pending U.S. patent application, and 10 foreign pending patent applications.

We are planning a pilot study for the combination of RHB-107 and opaganib (Yeliva®) in patients with advanced, unresectable intrahepatic, perihilar and extrahepatic cholangiocarcinoma.

In March 2018, we announced that a new mechanism of action for RHB-107, inhibition of trypsin-3 was identified. We are currently evaluating the potential utilization of RHB-107 in several GI and oncology indications.

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

Acquisition, Commercialization and License Agreements

Acquisition of Talicia®, RHB-104, and RHB-106

On August 11, 2010, we entered into an asset purchase agreement with Giaconda Limited, a publicly-traded Australian company, pursuant to which Giaconda Limited transferred all of its patents, tangible assets, production files, regulatory approvals and other data related to the “Heliconda”, “Myoconda” and “Picoconda” products to us. We renamed these products Talicia®, RHB-104, and RHB-106, respectively. Giaconda Limited further transferred to us products in process, product samples and raw materials, as well as certain rights of first refusal with respect to intellectual property in relation to digestive condition treatments. The agreement excluded the transfer of the rights to two products of Giaconda Limited that are not related to Talicia®, RHB-104, and RHB-106. However, to the extent that the intellectual property associated with these two other products may be required for the research, development, manufacture, registration, import/export, use, commercialization, distribution, sale or offer for sale of any of Talicia®, RHB-104, and RHB-106, Giaconda Limited granted us an exclusive worldwide assignable right to such intellectual property for such purposes. The closing of this transaction occurred on August 26, 2010.

We paid Giaconda Limited in consideration for the assets purchased by us an initial amount of $500,000. We and Giaconda Limited also agreed that, until the expiration of the last patent transferred to us with respect to each product, we will pay to Giaconda Limited 7% of net sales from the sale of the relevant product/s by us and 20% of the consideration (including royalties received by us) from sublicensees, in each case, only after we recoup the amounts and expenses exceeding an approved budget.

Under the agreement, Giaconda Limited agreed that neither it, nor the developer of the products, nor any of their respective affiliates may compete with us or assist others to compete with us with respect to the products and acquired technology for the period provided for in the agreement.

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

License Agreement for Movantik®

On February 23, 2020, we entered into the AstraZeneca License Agreement pursuant to which AstraZeneca granted us (by way of sublicense) exclusive, worldwide (excluding Europe Canada, and Israel) development and commercialization rights to Movantik® (naloxegol) and certain associated products. In October 2020, as part of an amendment to the AstraZeneca License Agreement, we also gained the rights to Movantik® in Israel.

Under the terms of the AstraZeneca License Agreement, as amended to date, we agreed to pay AstraZeneca an upfront payment of $52.5 million and an additional $16 million in gradual payments starting in March 2021 and ending in December 2022. In addition, we have assumed responsibility for certain milestone and royalty payments payable to Nektar depending on net sales (as defined in the AstraZeneca License Agreement) for the licensed product.

AstraZeneca transferred its co-commercialization agreement with Daiichi Sankyo, Inc. for Movantik® to us. In August 2020, we announced an amendment to the agreement with Daiichi Sankyo, Inc. which enables us to exercise full control over brand strategy and commercialization for Movantik® in the US, while also increasing capital. As part of the agreement, we will bear all responsibilities and costs for commercializing Movantik® in the U.S. During the term of the agreement, we will pay Daiichi Sankyo a mid-teen royalty rate on net sales of Movantik® in the U.S., in addition to three lump-sum payments in the amount of $5.1 million in December 2021 and $5 million in each of July 2022 and 2023. The term of this agreement shall continue until the end of the first calendar year during which annual net sales of Movantik® fall below the amount provided for in the agreement.

AstraZeneca granted us an exclusive, sublicensable license under AstraZeneca's patents and know-how to develop, sell and otherwise exploit Movantik® in the relevant territories under which RedHill was granted a license. We will take over and control the current consolidated litigation relating to ANDA filed under the Hatch-Waxman Act. We will bear all costs associated with the research, development, and commercialization of Movantik® in our territory.

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

Supply Agreement for Movantik®

On February 23, 2020, we entered into a supply agreement with AstraZeneca pursuant to which AstraZeneca is assisting us with certain technology transfers to enable us to manufacture Movantik® through our own supply chain (including through third parties) and, pending completion of such technology transfers, supply us with our requirements for Movantik® on an interim basis. The agreement also provides for AstraZeneca to supply us with our requirements of related API for an agreed period, subject to the earlier depletion of AstraZeneca's API inventories. All products supplied by AstraZeneca under the agreement are required to have been manufactured in accordance with, and comply in all material respects with, certain standards.

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

Transitional Services Agreement for Movantik®

On February 23, 2020, we entered into a transitional services agreement with AstraZeneca pursuant to which AstraZeneca is providing certain transitional services with respect to Movantik® to us on an interim basis pending the transfer of certain agreements, arrangements, and responsibilities to us.

Pursuant to the agreement, AstraZeneca provides certain services to us relating to the sale of Movantik® on our behalf during an agreed period following closing under the AstraZeneca License Agreement. During such period we are entitled under the agreement to receive an agreed sales margin from sales of Movantik®, which takes into account the services provided under the Supply Agreement described above. The agreement also provides for the provision by AstraZeneca of various other services to us during certain agreed periods.

The agreement will terminate on a service-by-service basis until the earliest of (i) the end date agreed for such service, (ii) the expiration or earlier termination of the AstraZeneca License Agreement, and (iii) an agreed long-stop date.

The agreement includes various representations, warranties, covenants, indemnities, limitations of liability and other provisions.

In November 2020, we announced the successful transition of Movantik® from AstraZeneca.

Exclusive License Agreement for Aemcolo®

On October 17, 2019, we entered into a strategic collaboration with Cosmo, which includes an exclusive license agreement for the U.S. rights to Aemcolo® and a simultaneous private investment by Cosmo of $36.3 million in the Company at $7.00 per ADS, with a 180-day transfer restriction.

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

Concurrently with the simultaneous private investment by Cosmo, as part of the license agreement we issued to a wholly-owned subsidiary of Cosmo 1,714,286 ADSs at an agreed value of $12.0 million, as an upfront payment for the rights granted under the license, corresponding to a price per ADS of $7.00, with a 180-day transfer restriction. These ADSs are in addition to the ADSs issued to Cosmo as part of the $36.3 million investment discussed above. In addition, we agreed to pay Cosmo a royalty percentage in the high twenties on net sales generated from the commercialization of Aemcolo® in the U.S. The license agreement further provides for potential regulatory and commercial milestone payments to Cosmo totaling up to $100.0 million, which, based on our current expectations and assumptions, are not currently expected to be made in the next 12 months. In connection with the subscription agreement, Cosmo has nominated for appointment one member to our board of directors.

The agreement includes various representations, warranties, covenants, indemnities, limitations of liability and other provisions. The license agreement provides for the right of termination for either party in the event of an uncured material breach committed by the other party and grants either party to terminate at its discretion under certain conditions.

On January 11, 2021, Cosmo announced that it had successfully completed a Phase 2 Proof of Concept ("POC") clinical trial of Rifamycin-MMX 600mg in patients with diarrhea-predominant irritable bowel syndrome ("IBS-D"). As part of our Exclusive License Agreement with Cosmo for the U.S. rights to Aemcolo® (rifamycin), we maintain certain rights, including a right of first refusal, in relation to Rifamycin-MMX 600mg in the U.S. Cosmo reported that results of the Phase 2 POC study show the achievement of statistical significance in all the study populations (intent-to-treat, full analysis study, modified full analysis study and per protocol) for the composite primary endpoint (substantial pain and diarrhea decrease) [OR 3.26 (1.39 - 7.67); p-value 0.0066] and for most secondary endpoints such as adequate relief of IBS-related symptoms [OR 2.18 (1.12 - 4.26); p-value 0.0227] and IBS-related bloating at the end of treatment period [OR 2.13 (1.11 - 4.07); p-value 0.0223].

The foregoing summary is qualified in its entirety by reference to the Exclusive License Agreement with Cosmo, which is filed as an exhibit hereto.

License Agreement for opaganib (ABC294640; Yeliva®)

On March 30, 2015, we entered into an exclusive license agreement with Apogee, a privately-held biotech company located in Hummelstown, Pennsylvania, U.S., under which Apogee granted us the exclusive, worldwide development and commercialization rights to ABC294640 which we then renamed to Yeliva® and received an international non-proprietary name, opaganib, in 2018) and additional intellectual property rights. Opaganib (ABC294640; Yeliva®) is a proprietary, first-in-class, orally-administered SK2 inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3 million. In addition, we undertook to pay up to an additional $2 million in potential development milestone payments and potential tiered royalties starting in the low double-digits. Such potential royalties are due until the later of: (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2020, we paid Apogee the initial amount of $3 million. The license agreement will stay in effect as of its effective date unless terminated earlier as described in the agreement. We are entitled to terminate the agreement at any time upon 30 days prior written notice to Apogee. The agreement also provides for the right of termination for each party in the event of a material breach committed by the other party.

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

The license agreement will stay in effect as long as we are required to make royalty payments. We are entitled to terminate the agreement at any time on 30 days written notice to Heidelberg. The agreement also provides the right of termination for each party in the event of a breach.

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

To date, in consideration for the license, we have made payments in the aggregate amount of $210,000.  We are in the process of amending the agreement to revise some of the original agreed-upon terms.

The agreement will remain in force until the US patent expires.

Additional License Agreement related to MAP diagnostic test for RHB-104

On December 27, 2014, we entered into a license agreement with the University of Minnesota (UoM) pursuant to which we were granted an exclusive license for all indications and medical uses to a patent-protected designation of certain DNA sequencing.

Licensing and Manufacturing Terms with Cosmo Pharmaceuticals

On August 12, 2020, we entered into a binding term sheet with Cosmo for an exclusive licensing and manufacturing agreement for multiple products. Since then, we and Cosmo have renegotiated the scope and terms of the collaboration, and in lieu of the terms of the term-sheet, we have entered into three manufacturing agreements with respect to Movantik®, RHB-204 and opaganib.

COVID-19 Impact on our Business

In an effort to contain and mitigate the spread of COVID-19, many countries around the world, including the U.S. and Israel, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus and closed non-essential businesses and offices, and as of the date of this prospectus supplement, many local jurisdictions continue to have such restrictions in place. As many local jurisdictions continue to have such restrictions in place, our ability to continue to operate our business may also be limited. Such events may result in a period of office closures, business, supply and drug product manufacturing disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations. Moreover, the COVID-19 pandemic may further divert the attention and efforts of the medical community to coping with COVID-19 and disrupt the marketplace in which we operate and may have a material adverse effect on our operations. In addition, SARS-CoV-2 infections of our employees may cause disruption to our operations.

To date, the financial impact on our business has been moderate, and we have put in place a comprehensive alternative commercial strategy to support our growth initiatives while adhering to government and health regulatory guidelines. Additionally, to date, there have been no significant disruptions to our supply chain, and we currently have sufficient supply of commercial products on hand to meet U.S. commercial demand. However, we have experienced decreased commercial activities which have affected the sales of some of our commercial products due to slower initiation of certain promotional activities associated with a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force's ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. The ability to successfully commercialize Talicia® depends on in-clinic patient visits and the availability of diagnostics, both of which has have been negatively affected by the pandemic. In addition, the COVID-19 pandemic has adversely affected and may continue to adversely affect our clinical and pre-clinical trials, including our ability to initiate and complete our clinical and pre-clinical trials within the anticipated timelines, and delays or difficulties in enrolling patients in our clinical trials and recruiting clinical site investigators and clinical site staff. For example, initiation of our Phase 3 study with RHB-204 in pulmonary NTM infections was deferred by two quarters to the fourth quarter of 2020. In addition, we may be unable to meet the timelines and milestones established for the contemplated postmarketing studies we are required to conduct for Aemcolo®, in which case we could be subject to FDA enforcement actions and civil monetary penalties, among others, unless the FDA agrees to an extension of the timelines and milestones. Moreover, the significant decrease in travel has significantly reduced the demand and sales of Aemcolo® for travelers' diarrhea.

Assessment of the complete extent of the impact of COVID-19 on our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. The continuation of the COVID-19 pandemic could materially disrupt our business and operations and have an adverse effect on the global markets and global economy generally, including on the availability and cost of employees, resources, materials, manufacturing and delivery efforts, and other aspects of the economy.

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

Under a compassionate use program, patients with severe COVID-19 (as classified by the WHO ordinal scale) were treated with opaganib in a leading hospital in Israel. Data from the treatment of these first patients with severe COVID-19 with opaganib have been published. We believe an analysis of treatment outcomes suggests substantial benefit to patients treated with opaganib under compassionate use in both clinical outcomes and inflammatory markers as compared to a retrospective matched case-control group from the same hospital. All patients in the opaganib-treated group were discharged from hospital on room air without requiring intubation and mechanical ventilation, whereas 33% of the matched case-control group required intubation and mechanical ventilation. Median time to weaning from high-flow nasal cannula was reduced to 10 days in the opaganib-treated group, as compared to 15 days in the matched case-control group.

In April 2020, we received authorization from the Italian National Institute for Infectious Diseases and Central Italian Ethics Committee for an EAP allowing immediate compassionate use of our investigational drug, opaganib (Yeliva®; ABC294640), in Italy for patients with confirmed coronavirus (COVID-19) infection with life-threatening clinical manifestations.

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

Patents and Patent Applications

We have rights, either through assignment, asset purchase or in-licensing, to a total of approximately 375 issued patents and 105 patent applications. The patents and patent applications are registered in the U.S. and other key jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

The patent positions of companies such as ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

Movantik®

Following the closing of our in-license for Movantik®, we have in-licensed patents and trademarks from AstraZeneca AB as part of the AstraZeneca License Agreement. The Orange Book lists six U.S. patents, two of which are directed to the approved use for the treatment of opioid-induced constipation. However, the entire licensed patent portfolio consists of ten U.S. patents, one pending patent application, over fifty foreign patents and about a dozen pending foreign patent applications.

Talicia®

The patent portfolio protecting Talicia® currently includes five U.S. patents, two pending U.S. patent applications, and over 20 foreign patents and patent applications. The patents provide patent protection through 2034.

Aemcolo®

This patent portfolio was in-licensed by us from Cosmo Technologies Ltd. as part of our license agreement for Aemcolo®. The U.S. patent portfolio consists of four issued patents and one pending patent application. The four issued patents protect the commercial product and its approved method of use.

RHB-104 – Inflammatory Bowel Disease

The patent portfolio protecting RHB-104 and its use in treating inflammatory bowel disease currently includes eight U.S. patents, one pending U.S. patent application, and 33 foreign patents and patent applications, providing patent protection through 2029.

We have also in-licensed U.S. Patent Nos. 7,074,559 and 7,867,704 from The University of Minnesota entitled “Mycobacterial Diagnostics.” One U.S. patent will expire in 2022, and the other U.S. patent will expire in 2026. The acquired diagnostic technology is intended for the detection of Mycobacterium avium subspecies paratuberculosis (MAP) bacterium.

RHB-104 – Multiple Sclerosis (“MS”)

The patent portfolio protecting the use of RHB-104 for treating relapsing-remitting multiple sclerosis includes one U.S. patent and over 20 foreign patents and patent applications, providing patent protection through 2032.

RHB-204 – Nontuberculous Mycobacterium (NTM) Infections

The base patent portfolio protecting RHB-204 currently includes one U.S. patent, one pending U.S. patent application, one European patent application, and one pending Hong Kong application, providing protection through 2029. Additional patent filings seeking to protect the proposed commercial formulation and its use could extend protection through 2041.

RHB-102 (Bekinda®) - Gastritis, Gastroenteritis and IBS-D

The patent portfolio protecting RHB-102 (Bekinda®) and its use currently includes three U.S. patents, two pending U.S. patent applications, and over 30 foreign patents and patent applications, providing patent protection through 2034.

RHB-106 - Bowel Preparation

The patent portfolio protecting RHB-106 and its use currently includes two issued U.S. patents, one pending U.S. patent application, and 12 foreign patents and patent applications, providing patent protection through 2033.

Opaganib (ABC294640; Yeliva®) - Oncology, inflammatory and GI Indications

This patent portfolio was in-licensed by us from Apogee. opaganib (ABC294640; Yeliva®) is a first-in-class, proprietary SK2 inhibitor, administered orally, with anti-cancer and anti-inflammatory activities, targeting a number of potential oncology, inflammatory and GI indications. These patents relate to sphingosine kinase inhibitors, pharmaceutical compositions, methods of preparing the inhibitors, methods of treating inflammatory diseases using the inhibitors, methods of treating cancer using the inhibitors, and methods for inhibiting sphingosine kinase.

The patent portfolio covering opaganib (ABC294640; Yeliva®) includes four U.S. patents and over eighteen foreign patents and patent applications, providing patent protection through 2028.

RHB-107 (upamostat; formerly Mesupron) – Oncology

This patent portfolio was in-licensed by us from Wilex AG, now known as Heidelberg Pharma AG. RHB-107 is a first-in-class protease inhibitor administered by oral capsule. The RHB-107 patent portfolio includes patents directed to the new chemical entity, WX-671, WX-UK1, the active metabolite of WX-671, pharmaceutical compositions comprising WX-671 (RHB-107), methods of synthesizing WX-671 and WX-UK1, and methods of use. The portfolio includes fifteen issued U.S. patents and over sixty foreign patents and patent applications, providing patent protection through 2027.

Ebola

The patent portfolio covers RedHill’s proprietary experimental therapy for the treatment of the Ebola virus disease. The portfolio consists of two U.S. patents, one pending U.S. patent application, and eight pending international patents and patent applications.

SARS-CoV-2

This patent portfolio seeks to protect the use of opaganib and RHB-107 for treating or preventing coronavirus infections. A series of provisional patent applications were filed in 2020, which will be converted into an internationally examined patent portfolio in 2021. If patents are issued from this patent family, they would provide patent protection through 2041 for this indication.

RHB-108 – Combination Cancer Therapy

RedHill has also pursued patent protection in cancer therapy for various combination of drugs with different mechanisms of action which achieve synergistic effects. Currently, the portfolio includes two U.S. patents, one pending U.S. patent application, and ten foreign pending patent applications.

Trademarks

Our principal trademarks, including RedHill, Redhill Biopharma, Talicia, Bekinda, Yeliva, and their related logos, are registered with the United States Patent and Trademark Office. We have also filed registration applications for non-U.S. trademarks in other countries in which we do or plan to do business. Brand names appearing in this annual report are trademarks of RedHill Biopharma Ltd. except for:

●	trademarks used or that may be or have been used under license by RedHill or its affiliates, such as Aemcolo®, a trademark of Cosmo Technologies Ltd.
●	trademarks used or that may be or have been used under license by RedHill or its affiliates, such as Movantik®, a trademark of AstraZeneca AB.

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

FDA Approval Process for New Molecular Entities

Our therapeutic drug candidates are classified as New Molecular Entities. The steps required to be taken before therapeutic drug candidate may be marketed in the U.S. generally include:

●	completion of preclinical laboratory and animal testing;
●	the submission to the FDA of an investigational new drug, or IND, application which must be evaluated and found acceptable by the FDA before human clinical trials may commence;
●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug therapeutic candidate for its intended use; and
●	the submission and approval of an NDA.

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

Other Healthcare Laws and Compliance Requirements

In the U.S., we are subject to various federal and state laws and regulations regarding fraud and abuse in the healthcare industry, as well as industry standards and guidance, such as the codes issued by the Pharmaceutical Research and Manufacturers of America (or “PhRMA Codes”), which some states reference or incorporate in their statutes and regulations. These laws, regulations, standards, and guidance may impact, among other things, our sales and marketing activities and our relationships with healthcare providers and patients. In addition, we may be subject to patient privacy regulations by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include but are not limited to:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;
●	federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claim Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from the federal government, including Medicare, Medicaid, or other third-party payors, that are false or fraudulent;
●	HIPAA, which imposes federal criminal and civil liability for executing, or attempting to execute, a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;
●	the federal transparency laws, including the Physician Payments Sunshine Act, that requires applicable manufacturers of covered drugs to disclose payments and other transfers of value provided to physicians and teaching hospitals and physician ownership and investment interests;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, also imposes certain requirements relating to the privacy, security, and transmission of individually identifiable health information; and
●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines, state laws that require pharmaceutical manufacturers to report certain pricing or payment information, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and are not preempted by HIPAA, thus complicating compliance efforts.

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

D.          Property, Plant and Equipment

We lease approximately 826 square meters of office space, a 27-square meter warehouse and eleven parking spaces in the “Platinum” building at 21 Ha’arba’a Street, Tel-Aviv, Israel. The projected yearly gross rental expenses are approximately $470,000 per year. Since 2018, we have been subleasing a portion of the office space to a tenant, and the lease payment is approximately $79,000 per year. The term under our lease agreement will expire on January 31, 2026. These offices have served as our corporate headquarters since April 2011.

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

Company Overview

We are a specialty biopharmaceutical company primarily focused on the commercialization and development of proprietary drugs for GI and infectious diseases. Our primary focus is to become a leading specialty biopharmaceutical company through our commercial presence in the U.S. to support current and potential future commercialization of products approved for marketing and of our therapeutic candidates.

We are currently focused primarily on the commercialization in the U.S. of the GI-related products, Movantik® (naloxegol), Talicia® (omeprazole, amoxicillin, and rifabutin) and Aemcolo® (rifamycin).

In addition, we also continue to develop our pipeline of clinical-stage therapeutic candidates in several ongoing studies with our therapeutic candidates, including with opaganib (Yeliva®, ABC294640) and RHB-107 (upamostat), as potential treatments for COVID-19. We look for opportunities to leverage our commercial presence and capabilities in the U.S. to support the potential future launch of our therapeutic candidates currently under development, if approved by the FDA, or FDA-approved products which we may acquire in the future.

Depending on the specific development program, our therapeutic candidates are designed to exhibit greater efficacy and/or provide improvements over existing drugs in various ways, including by one or more of the following: by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage. Our current pipeline consists of six therapeutic candidates, most in late-stage clinical development.

We generate our pipeline of therapeutic candidates by identifying, rigorously validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that we believe exhibit a relatively reasonable probability of therapeutic and commercial success. We have one product that we developed internally which has been approved for marketing and, to date, none of our therapeutic candidates has generated meaningful sales. We plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements with pharmaceutical companies outside the U.S. on a global and territorial basis or, in the case of commercialization in the U.S., independently with our dedicated commercial operations. We also evaluate, on a case by case basis, co-development, co-promotion, licensing and similar arrangements.

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans, our strategic collaboration with Cosmo and revenues from our commercial activity. As of December 31, 2020, we had approximately $46.0 million of cash, cash equivalents, short-term investments and restricted cash.

The following is a description of our three current commercial products and six therapeutic candidates, most in late-stage clinical development:

Commercial Products

Movantik® is a proprietary once-daily oral peripherally-acting mu-opioid receptor antagonist (PAMORA) approved by the FDA for the treatment of opioid-induced constipation (OIC) in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. We initiated the promotion of Movantik® in the second quarter of 2020. In April 2020, we acquired from AstraZeneca AB worldwide rights (excluding Europe, Canada and Israel) to commercialize and develop Movantik® (naloxegol), pursuant to a license agreement, dated February 23, 2020 (the "AstraZeneca License Agreement"), and in October 2020 we obtained the rights to commercialize and develop Movantik® in Israel. We initiated our U.S. commercialization activities for Movantik® in April 2020.

Talicia® is a proprietary new drug approved for marketing in the U.S. for the treatment of H. pylori bacterial infection in adults. Talicia® is a combination of three approved drugs, omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for the digestion of food in the stomach), amoxicillin and rifabutin, which are antibiotics. Talicia® is administered to patients orally. On November 1, 2019, the FDA approved Talicia® for marketing in the U.S. for the treatment of H. pylori infection in adults and we launched Talicia® in the U.S. in March 2020. Talicia® has a total of eight years of U.S. market exclusivity. Talicia® is the first therapeutic candidate we developed to be approved by the FDA.

Aemcolo® (containing 194 mg of rifamycin), is an orally-administered, minimally absorbed antibiotic that is delivered to the colon, approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults.

In December 2019, we commenced the commercialization of Aemcolo® in certain territories in the U.S.

Therapeutic Candidates

RHB-204 is a patented fixed-dose combination product of three antibiotics that will simplify administration and optimize compliance. Each capsule contains the same components as RHB-104 (clarithromycin, clofazimine, and rifabutin) but at unique doses, selected based on modeling to provide optimal balance of the potential safety and efficacy.

Opaganib ( ABC294640; Yeliva®) is an investigational new drug that is proprietary, first-in-class, orally administered SK2 selective inhibitor, with anti-viral, anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. The compound originally designated as ABC294640 received an international non-proprietary name, opaganib, in the Recommended INN: List 79, 2018. On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee, pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to ABC294640 (Yeliva®) and as noted above, received an international non-proprietary name, opaganib, in 2018) and additional intellectual property for all indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3 million, of which the total amount has been paid, as well as up to $2 million in potential development milestone payments, and tiered royalties starting in the low double-digits. For more information regarding this agreement, see “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for opaganib ( ABC294640; Yeliva®).”

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

RHB-104 is an investigational new drug intended to treat Crohn's disease, which is a serious inflammatory disease of the GI system that may cause severe abdominal pain and bloody diarrhea, malnutrition and potentially life-threatening complications. RHB-104 is a patented combination of clarithromycin, clofazimine, and rifabutin, three generic antibiotic ingredients, in a single capsule. The compound was developed to treat Crohn's disease through the targeting of MAP infection. In October 2019, we announced full week 52 results for all subjects in the previously announced Phase 3 MAP US study of RHB-104 with subjects with moderate to severe Crohn's disease and supportive top-line results from the open-label extension Phase 3 MAP US2 study. The full week 52 results of blinded treatment in the MAP US study with RHB-104 were consistent with the previously reported positive outcomes of the study. The study continued to meet its primary endpoint of clinical remission, further supporting the potential clinical benefit of treatment with RHB-104.

On August 11, 2010, we entered into an asset purchase agreement with Giaconda Limited, pursuant to which we acquired ownership rights in patents, tangible assets, production files, and regulatory approvals and other data and certain third-party agreements related to Talicia®, RHB-104, and RHB-106 in exchange for $500,000 and royalty payments of 7% of net sales and 20% of sublicense fees, in each case, only after we recoup the amounts and expenses exceeding the approved budget. See "Item 4. Information on the Company - B. Business Overview - Acquisition, Commercialization and License Agreements - Acquisition of Talicia®, RHB-104, and RHB-106."

RHB-102 (Bekinda®) is an investigational once-daily bi-modal extended-release oral formulation of ondansetron, a leading member of the family of 5-HT3 serotonin receptor inhibitors, intended to treat nausea, vomiting and diarrhea symptoms experienced in some people suffering from acute gastroenteritis, gastritis, and IBS-D.

RHB-106 is an investigational tablet intended for the preparation and cleansing of the GI tract prior to the performance of abdominal procedures, including diagnostic tests such as colonoscopy, barium enema or virtual colonoscopy, as well as surgical interventions, such as a laparotomy. We acquired ownership rights in patents, tangible assets, production files, and regulatory approvals and other data and rights in certain third-party agreements related to RHB-106 pursuant to the Asset Purchase Agreement with Giaconda Limited described above. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of Talicia®, RHB-104, and RHB-106.”

Components of Statements of Comprehensive Loss

Revenues

In 2020, 2019 and 2018, revenues consisted of revenues with respect to commercialization and promotional activities of our commercial products.

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

Selling, Marketing and Business Development Expenses

Selling, Marketing and Business Development expenses consist primarily of compensation for employees and consultants dedicated to marketing activities with the Company’s commercialized and promoted products and professional services. Other significant selling, marketing and business development expenses include market research, market access, advertising, printed and digital media, product samples, car fleet, travel, conferences, office-related expenses, and others.

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

Recognition and Measurement of Allowance for Rebates and Patient Discount Programs and Product Returns –

The Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. Rebates and discounts provided to the wholesalers and to the patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate and discount programs at the time the revenues are recognized. The main estimates used in recognizing and measuring this allowance relate to the number of products sold to customers not yet prescribed to patients (units “in the channel”) and the mix of rebate and discount programs estimated for future prescription utilization. The Company periodically evaluates its estimates against actual results and, if necessary, updates the estimates accordingly.

In addition, in determining our revenues, we are also required to make significant judgments and estimates regarding the amount of product sales that may be returned by our customers. Where historical rates of return exist, we use historical return patterns as a basis to establish a returns reserve for products shipped to customers. For newly launched products for which we currently may not have sufficient historical data of product returns, we estimate product returns based on available industry data for comparable products, our own sales information, our visibility into the inventory remaining in the distribution channel and product dating.

Impairment of Intangible Research and Development Assets –

Since the development of our therapeutic candidates has not yet been completed and they are defined as research and development assets acquired by us, we review, on an annual basis or when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. We make judgments to determine whether indications are present that require reviewing the impairment of these intangible assets. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using the estimated Company’s post-tax weighted average cost of capital (“WACC”) which was approximately 17% for 2020 and approximately 15% for all other reported years in these financial statements.

The main estimates used in calculating the recoverable amount include: outcome of the therapeutic candidates’ R&D activities; probability of success in gaining regulatory approval, size of potential market and the Company’s asset’s specific share in it and amount and timing of projected future cash flows.

Since the above require certain judgments and the use of estimates, actual results may differ from our estimations and as a result, would decrease our related actual results.

Estimated Useful Life of the Acquired Assets in the Movantik® acquisition

In connection with the Movantik® acquisition agreements, we accounted the acquisition of rights to Movantik® as an asset acquisition that does not constitute a business for the following reasons:

(a)

The Supply Agreement provides RedHill U.S. with the ability to purchase finished products and materials from AstraZeneca during a transition period at approximately fair value, without acquiring AstraZeneca's organized workforce or existing processes required to manufacture Movantik®. RedHill U.S. does not purchase an in-place manufacturing process nor any specialized equipment required for the manufacturing process, but instead, the purpose of the Supply Agreement is to enable RedHill U.S. to establish its own manufacturing capabilities, whether directly or through a third party, that would also require obtaining relevant regulatory approvals, which presumably will take a significant period of time.

(b)

The Transitional Services Agreement was intended to allow a smooth transition of the different activities related to Movantik® for a relatively short period and was not intended for RedHill U.S. to acquire AstraZeneca's organized workforce, supply chain or distribution processes. The Transitional Services Agreement ended on September 30, 2020.

Moreover, since all acquired assets are intended to generate revenues from sales of Movantik® and have a similar useful life, we attributed this consideration to a single intangible asset representing the acquired rights to Movantik®. The intangible asset shall be amortized from its acquisition on a straight-line basis over its useful life. The main estimate used in determining the useful life was the anticipated duration of sales of the product after its expected patent expiration.

Estimated Recoverable Amount and useful economic life of Aemcolo® Asset –

The rights granted under the exclusive license agreement for the U.S. rights to Aemcolo® were acquired in exchange for our ADSs and were recognized at fair value at the acquisition date. We determined the fair value of these rights on the basis of discounted future cash flow calculations risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using the estimated Company’s WACC, as described above. The recoverable amount was based on a number of judgments and estimates, including the size of potential market, Aemcolo®’s peak market share and the period in which it will be reached and amount and timing of projected future cash flows.

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

A.          Operating Results

History of Losses

Since inception in 2009, we have generated significant losses in connection with the research and development of our therapeutic candidates and from our commercial operations. We may continue to incur additional losses, which may be substantial over the next several years, as our commercial operations are expected to continue to expand. We also expect to continue and expand our research and development activities and commercial activities over time and this will require further resources. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain substantial additional funds. As of December 31, 2020, we had an accumulated deficit of approximately $280.3 million.

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

Three Months Ended

	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31

	2018				2019				2020

Statements of operations	U.S. dollars in thousands
Net revenues	2,445	2,350	2,206	1,359	1,737	1,563	1,401	1,590	1,056	20,899	20,943	21,461
Cost of revenues	930	725	598	584	417	425	629	788	1,715	14,188	10,337	10,652
Research and development expenses, net	6,146	6,044	6,624	5,778	5,372	6,972	2,799	2,276	2,765	3,214	4,323	6,189
Selling, marketing and business development	3,170	3,123	3,040	3,153	3,136	4,147	4,893	6,158	9,006	9,964	13,414	16,901
General and administrative expenses	1,924	2,015	1,680	1,887	2,025	2,399	2,925	4,132	4,586	6,033	7,329	7,427
Operating loss	9,995	9,557	9,736	10,043	9,213	12,380	9,844	11,764	17,016	12,500	14,460	19,708
Financial income	134	156	133	2,403	374	1,546	170	260	214	108	42	20
Financial expenses	74	1,717	480	44	1,031	74	161	187	355	3,655	4,220	4,643
Net loss	9,935	11,118	10,083	7,684	9,870	10,908	9,835	11,691	17,157	16,047	18,638	24,331
Loss per ordinary share (U.S. dollars)	0.05	0.05	0.04	0.03	0.03	0.04	0.03	0.03	0.05	0.04	0.05	0.06

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

Below is a table summarizing the financial results of the two segments for the years ended December 31, 2020, December 31, 2019, and December 31, 2018.

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2020			2019			2018
	Commercial	Research and		Commercial	Research and		Commercial	Research and
	Operations	Development	Consolidated	Operations	Development	Consolidated	Operations	Development	Consolidated

	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	64,359	—	64,359	6,291	—	6,291	8,360	—	8,360
Cost of revenues	36,892	—	36,892	2,259	—	2,259	2,837	—	2,837
Gross profit	27,467	—	27,467	4,032	—	4,032	5,523	—	5,523
Research and development expenses, net	—	16,491	16,491	—	17,419	17,419	—	24,862	24,862
Selling, marketing and business development expenses	47,468	1,817	49,285	16,854	1,479	18,333	11,329	1,157	12,486
General and administrative expenses	17,597	7,778	25,375	5,173	6,308	11,481	2,795	4,711	7,506
Operating loss	37,598	26,086	63,684	17,995	25,206	43,201	8,601	30,730	39,331

Comparison of the Year Ended December 31, 2020, to the Year Ended December 31, 2019

Net Revenues

Net Revenues for the year ended December 31, 2020, were $64.4 million, compared to $6.3 million for the year ended December 31, 2019. The increase was attributed to revenues recognized from sales of Movantik® and Talicia®.

Cost of Revenues

Cost of Revenues for the year ended December 31, 2020, was $36.9 million, compared to $2.3 million for the year ended December 31, 2019. The increase was in line with the increase in revenues from commercialized products.

Gross Profit

Gross Profit for the year ended December 31, 2020, was $27.5 million, reflecting a gross margin of 42.7%, compared to $4.0 million for the year ended December 31, 2019, reflecting a gross margin of 64.1%. The increase in gross profit was attributed mainly to sales of Movantik®, and the reduction in gross margin was mainly attributed to royalties and amortization of Movantik® asset.

Research and Development Expenses

Research and Development Expenses for the year ended December 31, 2020, were $16.5 million, mainly attributable to the development of our COVID-19 therapeutics and to the Phase 3 study of RHB-204 for pulmonary NTM disease. Research and development expenses for the year ended December 31, 2019 were $17.4 million, mainly attributable to the Phase 3 study with Talicia® and the Phase 3 studies with RHB-104.

Selling, Marketing and Business Development Expenses

Selling, Marketing and Business Development Expenses for the year ended December 31, 2020, were $49.3 million, compared to $18.3 million for the year ended December 31, 2019. The increase was attributable to the expansion of our U.S. salesforce and marketing activities, in support of the launch of Talicia® and post-acquisition commercialization of Movantik®.

General and Administrative Expenses

General and Administrative Expenses for the year ended December 31, 2020, were approximately $25.4 million, compared to $11.5 million for the year ended December 31, 2019. The increase was attributable mainly to the expansion of our commercial activities related to Talicia® launch and Movantik® acquisition and transition from AstraZeneca.

Operating Loss

Operating Loss for the year ended December 31, 2020, was $63.7 million, compared to $43.2 million for the year ended December 31, 2019. The increase was attributable to the expansion of our commercial operations.

Financial Expenses, net

Financial Expenses, net for the year ended December 31, 2020, was $12.5 million, compared to Financial Income, net of $0.9 million for the year ended December 31, 2019. The increase was mainly due to interest expenses related to our credit agreement with HCRM.

Comparison of the Year Ended December 31, 2019, to the Year Ended December 31, 2018

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

B.          Liquidity and Capital Resources

Liquidity and Capital Resources

Through our U.S. subsidiary, we currently commercialize Movantik®, Talicia® and Aemcolo®. However, our ability to generate significant revenues from the commercialization of our commercial products still remains uncertain. To date, our commercial operations are still generating operational losses. Other than Talicia®, our therapeutic candidates are in research and development stage, and therefore do not yet generate revenues.

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans, our strategic collaboration with Cosmo and revenues from our commercial activity. As of December 31, 2020, we had approximately $46 million of cash, cash equivalents, short-term investments and restricted cash.

During the year ended December 31, 2020, we sold 2,837,038 of our ADSs under the At-the-Market (ATM) program for total gross proceeds of approximately $24.5 million, leaving an available balance under the ATM program of approximately $35.5 million.

On January 14, 2021, we closed an underwritten offering of 3,188,776 ADSs at a public offering price of $7.84 per share, for total net proceeds of approximately $23.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

On March 4, 2021, we closed an underwritten offering of 4,375,000 ADSs at a public offering price of $8.00 per ADS, for total net proceeds of approximately $32.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering. On March 11, 2021 and on March 16, 2021, the underwriter exercised its overallotment option and accordingly we issued additional 272,433 ADSs for total net proceeds of approximately $2.0 million, after deducting underwriting discounts and commissions.

Revenues generated from our U.S. commercial activities were approximately $64.4 million for the year ended December 31, 2020, and approximately $6.3 million for the year ended December 31, 2019.

Term Loan Facility

On February 23, 2020 (the “Credit Agreement Closing Date”), we, through our wholly-owned subsidiary, “RedHill U.S.”, entered into a credit agreement (the “Credit Agreement”) with HCRM, as Administrative Agent (“HCRM”), and the lenders from time to time party thereto. Pursuant to the terms of the Credit Agreement, RedHill U.S. received a $30 million loan following the signing of the Credit Agreement (the “Tranche A Loan”). An additional $50 million tranche was used to fund the acquisition of rights to Movantik® from AstraZeneca (together with the Tranche A Loan, the “Loans”).

The Loans bear interest at an annual rate equal to the 3-month LIBOR rate plus 8.20% which will be decreased to 6.7% starting April 1, 2021, with a 1.75% 3-month LIBOR floor. Interest under the Credit Agreement is payable quarterly in arrears on the last day of each March, June, September, and December (each an “Interest Payment Date”). The Loans will mature on February 23, 2026 (the “Term Loan Maturity Date”), at which time, if not earlier repaid in full, the outstanding principal amount of the Loans, together with any accrued and unpaid interest, shall be due and payable in cash. Upon the prepayment or repayment of all or any portion of the Loans, RedHill U.S. must pay to the lenders under the Credit Agreement an exit fee in an amount equal to 4% of the aggregate principal amount of the Loans prepaid or repaid on such date. Pursuant to the Credit Agreement, HCRM will receive a royalty of 4% ( on up to $75 million of our annual net revenues (the “Revenue Interest”). Payments of Revenue Interest will be made quarterly in arrears for nine years, beginning with the first fiscal quarter of 2021.

Pursuant to the terms of the Credit Agreement, on each Interest Payment Date beginning with March 2023 (the “Amortization Date”) through and including the Term Loan Maturity Date, RedHill U.S. must repay the Loans in equal installments. If, however, our net revenues for the trailing four quarters ending March 31, 2022, are less than $50 million, then at the sole discretion of the Required Lenders (as defined in the Credit Agreement), the Amortization Date shall be the Interest Payment Date immediately following the two year anniversary of the Credit Agreement Closing Date.

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

We also entered into a Security Agreement, a Pledge Agreement, an Israeli-law governed Fixed Charge Debenture and an Israeli-law governed Floating Charge Debenture in favor of HCRM, pursuant to which our obligations under the Credit Agreement (and those of RedHill U.S.) are secured by a pledge of all of our holdings of the capital stock of RedHill U.S., substantially all of the assets of RedHill U.S., and all of our assets relating in any material respect to Talicia®.

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

We estimate that so long as sufficient revenues to sustain our business operations in accordance with our plan are not generated from our current commercial products, our therapeutic candidates, upon approval, if any, out-licensing transactions or products that we may commercialize or promote in the future, we will need to raise substantial additional funds, as our current cash and short-term investments are not sufficient to continuously fund our commercial operations and complete the research and development of all of our therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors including but not limited to:

●	our ability to successfully commercialize commercial products and our therapeutic candidates, upon approval, if any, including securing commercialization agreements with third parties and favorable pricing and market share;
●	we may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.
●	the regulatory path of each of our therapeutic candidates;
●	the progress, success, and cost of our clinical trials and research and development programs;
●	the costs, timing, and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;
●	the costs of enforcing our issued patents and defending intellectual property-related claims;
●	the costs of developing sales, marketing, and distribution channels; and

●	consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to generate sufficient revenues from our commercial products, commercialize or out-license our therapeutic candidates or obtain future financing to sustain our business operations in accordance with our plan, we may be forced to delay, reduce the scope of, or eliminate one or more of our current commercial products and products that we may commercialize or promote in the future or our research, development programs for our therapeutic candidates, which may have a material adverse effect on our reputation, business, financial condition or results of operations. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements”. Our current working capital is not sufficient to commercialize our current commercial products or to complete the research and development with respect to any or all of our therapeutic candidates. We will need to raise additional capital to achieve our strategic objectives of acquiring, in-licensing, developing and commercializing therapeutic candidates, upon approval, if any, commercializing our current commercial products and other products that we may commercialize or promote in the future, and our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund our operations, develop our therapeutic candidates, and commercialize products, such as our current commercial products or other products that we may commercialize or promote in the future, attract development or commercial partners or retain key personnel.

Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for the year ended December 31, 2020, was $48.6 million, compared to $40.7 million for the year ended December 31, 2019. The increase was attributable to the increase in operating loss.

Net Cash Used in Investing Activities

Net Cash Used in Investing Activities for the year ended December 31, 2020, was $35.6 million, primarily related to $52.5 million upfront payment to AstraZeneca for the acquisition of Movantik, partially offset by inflows from current bank deposits and financial assets at fair value through profit or loss. Net Cash Provided by Investing Activities for the year ended December 31, 2019 was $5.2 million, mainly attributable to proceeds from bank deposits and from the sale of marketable securities.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities for the year ended December 31, 2020, was $84.4 million, comprised primarily from $78.1 million inflow from our credit agreement with HCRM and additional $23.9 million proceeds from issuance of our ADSs, partially offset by $16 million classified as restricted cash. Net Cash Provided by Financing Activities for the year ended December 31, 2019, was $35.5 million, primarily from the strategic collaboration with Cosmo, which included an investment in the amount of $36.3 million.

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2020.

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

It is not possible for us to predict with any degree of accuracy the outcome of our research and development or our commercialization success with regard to any of our therapeutic candidates or commercial products. Our sales, marketing and business development expenditure is our primary expenditure, as we continue commercialization of Movantik®, Talicia® and Aemcolo®. We continue to incur research and development expenditures in connection with our therapeutic candidates. Increases or decreases in research and development expenditures are primarily attributable to the level and results of our clinical trial activities and the amount of expenditure on those trials.

We are monitoring a number of risks that have or may affect our business related to the COVID-19 pandemic, including our commercial operations, supply chain, clinical trials and regulatory reviews. Assessment of the complete extent of the impact of COVID-19 on our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. The continuation of the COVID-19 pandemic could materially disrupt our business and operations and have an adverse effect on the global markets and global economy generally, including on the availability and cost of employees, resources, materials, manufacturing and delivery efforts, and other aspects of the economy.

Our primary focus is to become a revenue-generating, GI-focused, specialty biopharmaceutical company through our commercial presence in the U.S. to support current and potential future commercialization of our potential future therapeutic candidates and products approved for marketing, and our other commercial products.

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

F.         Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations on December 31, 2020:

		Less than			More than 5
	Total	1 year	1-3 years	3-5 years	years

	U.S. dollars in thousands
Accounts payable	11,553	11,553	—	—	—
Lease liabilities	6,195	1,985	3,133	1,077	—
Accrued expenses and other current liabilities	24,082	24,082	—	—	—
Borrowing	136,198	10,154	44,512	63,002	18,530
Payable in respect of intangible assets purchase	30,600	20,600	10,000	—	—
Royalty obligation	1,786	127	692	55	912
Inventory (1)	25,328	11,137	6,602	7,589	—

(1)	Constitutes future obligations to purchase API, bulk tables and finished goods under our Supply Agreement with AstraZeneca used in connection with our commercialization of Movantik®. We expect to purchase the inventory in the regular course of business as part of our ongoing commercialization of Movantik®.

The foregoing table does not include our in-license agreements with Heidelberg, Apogee, our asset sale agreement with Giaconda Limited and our agreement with UCF or the University of Minnesota, pursuant to which we are obligated to make various payments upon the achievement of agreed-upon milestones or make certain royalty payments since we are unable to estimate the actual amount or timing of these payments currently. If all of the milestones are achieved over the life of each in-licensing agreement, we will be required to pay, in addition to the amounts in the above table and royalties on our net income, an aggregate amount of approximately $2.0 million for milestones achieved. All of our in-licensing agreements are terminable at-will by us upon prior written notice. See “Item 4. Information on the Company – B. Business Overview – Acquisition and License Agreements.”

The foregoing table also does not include payments payable under our clinical services agreements, all of which are contingent upon the completion of milestones. See “Item 4. Information on the Company – B. Business Overview – Clinical Services Agreements.”

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management1

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position(s)
Executive Officers
Dror Ben-Asher	55	Chief Executive Officer and Chairman of the Board of Directors
Micha Ben Chorin	52	Chief Financial Officer
Reza Fathi, Ph.D.	66	Senior Vice President Research and Development
Gilead Raday	46	Chief Operating Officer
Adi Frish	51	Chief Corporate and Business Development Officer
Guy Goldberg	45	Chief Business Officer
Rick D. Scruggs	61	Chief Commercial Officer and Director
Dr. June Almenoff	65	Chief Scientific Officer
Directors
Dr. Shmuel Cabilly (3)	71	Director
Eric Swenden (1) (3)	77	Director
Dr. Kenneth Reed (2) (3)	67	Director
Ofer Tsimchi (1), (2) (3)	61	Director
Alla Felder (1), (2), (3)	47	Director
Alessandro Della Chà (3)	57	Director

(1)	Member of our audit committee; also serves as our financial statements committee.
(2)	Member of our compensation committee.
(3)	Independent director under Nasdaq Listing Rules.

Executive officers

Dror Ben-Asher has served as our Chief Executive Officer and as a director since August 2009. Since May 2011, Mr. Ben-Asher has also served as Chairman of our board of directors. From January 2002 to November 2010, Mr. Ben-Asher served as a manager at P.C.M.I. Ltd., an affiliate of ProSeed Capital Holdings CVA. Mr. Ben-Asher holds an LLB from the University of Leicester, U.K., an MJur. from Oxford University, U.K. and completed LLM studies at Harvard University.

Micha Ben Chorin has served as our Chief Financial Officer since January 2016. From 2014 until 2016, Mr. Ben Chorin served as Chief Financial Officer of Pyramid Analytics a business intelligence (BI) software company. From 2009 until 2013, he served as CFO of Starhome B.V., a leading international roaming vendor, from 2005 until 2009 as CFO of Winetworks, a wireless operator, and from 1998 until 2005 Mr. Ben Chorin served as Chief Financial Officer at GVT (currently Telefonica Brazil). Mr. Ben Chorin holds a B.A. from Tel-Aviv University and is a Certified Public Accountant.

1	Senior management includes members of the Company’s administrative, supervisory or management bodies, or nominees for such positions.

Reza Fathi, Ph.D., has served as our Senior Vice President Research and Development since May 2010. From 2005 to 2009, Dr. Fathi served as a Director of Research in XTL Biopharmaceuticals Inc., a biotechnology company engaged in developing small molecule clinical candidates for infectious diseases. Prior to that, from 2000-2005, Dr. Fathi served as Director of Research at Vivoquest, Inc. where he was responsible for developing a number of novel natural product-based combinatorial technologies for infectious diseases such as HCV and HIV. Between 1998-2000, he served as a Manager of Chemical Biology Research at the Institute of Chemistry and Chemical Biology (ICCB) at Harvard Medical School, pioneering chemical genetics to identify small molecules in cancer biology, and from 1991-1998 headed the Discovery Group at PharmaGenics, Inc. Dr. Fathi holds a Postdoctoral and Ph.D. in Chemistry from Rutgers University.

Gilead Raday has served as our Chief Operating Officer since April 2016. From December 2012, until March 2016, Mr. Raday served as Senior Vice President Corporate and Product Development. From November 2010 to December 2012, Mr. Raday served as our Vice President Corporate and Product Development. From January 2010 until October 2010, Mr. Raday served as Interim Chief Executive Officer of Sepal Pharma Plc., an oncology drug development company, and from January 2009 to December 2009, he was an independent consultant, specializing in business development and project management in the field of life sciences. From 2004 to 2008, Mr. Raday was a partner in Charles Street Securities Europe, LLP, an investment banking firm, where he was responsible for the field of life sciences. Mr. Raday previously served on the boards of Sepal Pharma Plc., ViDAC Limited, Morria Biopharmaceuticals Plc., Vaccine Research International Plc., TKsignal Plc., and Miras Medical Imaging Plc. He received his M.Sc. in Neurobiology from the Hebrew University of Jerusalem, Israel, and an M.Phil. in Bioscience Enterprise from Cambridge University, U.K.

Adi Frish has served as our Chief Corporate and Business Development Officer since October 2020. From December 2012 to October 2020 Mr. Frish served as our Senior Vice President Business Development and Licensing. From October 2010 to December 2012, Mr. Frish served as our Vice President Business Development and Licensing. From 2006 to 2010, Mr. Frish served as the Chief Business Development at Medigus Ltd., a medical device company in the endoscopic field, and from 1998 to 2006, Mr. Frish was an associate and a partner at the law firm of Y. Ben Dror & Co. Mr. Frish holds an LLB from Essex University, U.K. and an LLM in Business Law from the Bar-Ilan University, Israel.

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

Rick D. Scruggs has served as our Chief Commercial Officer since February 2020 and served as our Chief Operations Officer, U.S. Operations since January 1, 2019, and as a member of our board of directors since January 1, 2016. Mr. Scruggs most recently served as Executive Vice President of Business Development at Salix until its acquisition by Valeant (now Bausch Health) in March 2015. Mr. Scruggs joined Salix in 2000, after working at Oclassen Pharmaceuticals Inc. and Watson Pharmaceuticals, and helped build Salix’s commercial organization, serving in various sales and commercial trade-related positions. Mr. Scruggs was appointed as Executive Vice President in 2011 and was responsible for all business development activities as well as the worldwide distribution of Salix’s innovative products and intellectual property. Mr. Scruggs also served as the Head of the board of directors of Oceana Therapeutics, Salix’s European subsidiary. Mr. Scruggs holds a B.S. in Criminal Justice from the Appalachian State University in North Carolina.

Dr. June Almenoff has served as our Chief Scientific Officer since May 2019. With over 20 years of experience in the pharmaceutical industry, Dr. Almenoff served in various senior executive roles, including the President and Chief Medical Officer of Furiex Pharmaceuticals (acquired by Actavis plc, now Allergan plc), whose lead product, Viberzi®, was approved by the FDA in 2015 for the treatment of irritable bowel syndrome with diarrhea (IBS-D). Prior to joining Furiex, Dr. Almenoff worked at GlaxoSmithKline plc, where she held various positions of increasing responsibility. She has recently served as a board member and advisor to numerous biopharma companies. She is currently a board member of the Harrington Investment Advisory Board of the Harrington Discovery Institute and of Brainstorm Cell Therapeutics (Nasdaq: BCLI). Dr. Almenoff holds a B.A. (cum laude) from Smith College and graduated from the M.D.-Ph.D. program at the Mt. Sinai School of Medicine. She completed internal medicine residency and infectious disease fellowship training at Stanford University Medical Center and served on the faculty of Duke University School of Medicine, where she currently holds an adjunct appointment.

Directors

Dr. Shmuel Cabilly has served as a member of our board of directors since August 2010 and has served on our compensation committee since May 2011. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including BioKine Therapeutics Ltd., Neuroderm Ltd. and Biologic Design Ltd. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

Eric Swenden has served as a member of our board of directors since May 2010 and has served on our investment committee since May 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion, and he currently serves on the board of directors of TBC S.A. and Maya Gold & Silver Ltd. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The board of directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Dr. Kenneth Reed has served as a member of our board of directors since December 2009. Dr. Reed is a dermatologist practicing in private practice under the name of Kenneth Reed M.D. PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A. from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, Prescient Pharma and Lispiro.

Ofer Tsimchi has served as a director on our board of directors, a member of our audit committee and as the Chairman of our compensation committee since May 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Caesarstone Ltd., Amutat Zionut 2000, Danbar Group Ltd, and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Alla Felder has served as a director on our board of directors and a chairperson of our audit committee and a member of our compensation committee since May 2019. Ms. Felder currently serves as a Director in numerous publicly listed leading Israeli companies across several industries, such as Enlight Renewable Energy Ltd., Ashtrom Properties Ltd., Carmit Industries Ltd. and Argaman Industries Ltd. Ms. Felder also served on the board of Neuroderm Ltd., leading up to its acquisition by Mitsubishi Tanabe Pharma Corporation in 2017. Ms. Felder is a business and financial advisor and currently serves as an external CFO for several technology companies and is also a lecturer in the College of Management Academic Studies Division. From 1997 to 2010 Ms. Felder was with PriceWaterhouseCoopers where she served in her last role as a Senior Manager. Ms. Felder received a degree in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York.

Alessandro Della Chà has served as a member of our board of directors since February 2021 and has served as the Chief Executive Officer of Cosmo Pharmaceuticals NV since 2014 and as a board member since 2006. In addition, Mr. Della

Chà serves as a board member of Acacia Pharma Group plc. Mr. Della Chà received a degree in law from the University of Milan, Italy, and an LL.M. in European Union commercial law from the University of Leicester, United Kingdom. Mr. Della Chà serves on the board of directors as a nominee of Cosmo pursuant to the Company’s subscription agreement with Cosmo.

B.          Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2020, was approximately $4.9 million. Out of that amount $3.1 million was paid as salary, $1.3 million was attributed to the value of the options granted to senior management during 2020, approximately $0.1 million was attributed to retirement plans and $0.4 million was attributed to other long-term benefits and $0.1 million for bonuses. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements and comply with our Compensation Policy for Executive Officers and Directors as approved by our shareholders (the “Compensation Policy”).

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2020. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2020.

				Value of Equity-
	Base Salary	Value of		Based
	or Other	Social		Compensation	All Other
Name and Position of Director or Officer	Payment (1)	Benefits (2)	Bonuses	Granted (3)	Compensation (4)	Total
Amounts in U.S. dollars are based on the 2020 monthly average representative U.S. dollar – NIS rate of exchange
Dror Ben-Asher, Chief Executive Officer and Chairman of the Board of Directors (6)	445,499	90,282	—	261,450	20,193	817,424
Rick Scruggs, Chief Commercial Officer	563,750	14,235	—	130,200	—	708,185
Micha Ben Chorin, Chief Financial Officer	297,774	78,453	25,000	135,600	16,827	553,654
Adi Frish, Chief Corporate and Business Development Officer	293,514	75,233	25,000	159,000	13,462	566,209
Gilead Raday, Chief Operating Officer	312,146	59,274	—	159,000	16,827	547,248

(1)	“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company’s Executive Officers and members of the board of directors for the year 2020. Messrs. Ben-Asher and Scruggs do not receive extra compensation for the service as members of the board of directors.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(3)	Consists of the fair value of the equity-based compensation granted during 2020 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the options. See Item 6, Directors, Senior Management and Employees, E. Share Ownership for further information regarding the options.
(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), communication expenses, basic health insurance, and holiday presents.
(5)	Mr. Ben-Asher’s employment terms as the Company’s Chief Executive Officer provide that Mr. Ben-Asher is entitled to a monthly base gross salary of NIS 192,500 (approximately $58,528). Mr. Ben-Asher is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Ben-Asher is entitled to reimbursement of car-related expenses from the Company. Mr. Ben-Asher’s employment terms include an advance notice period of 180 days by the Company and 90 days by Mr. Ben-Asher. During such an advance notice period, Mr. Ben-Asher will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Ben-Asher’s employment is terminated in connection with a “change in control” he will be entitled to a special one-time payment equal to his then-current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 18. A “change in control” is defined under the change in control employee retention plan (the "CIC Plan") as follows: (1) the consummation of any merger, consolidation, reorganization, or similar transaction or series of related transactions of the Company with another entity, other than a merger, consolidation, reorganization, or similar transaction or series of related transactions which would result in the shareholders of the Company immediately preceding the transaction beneficially owning, immediately after the transaction, at least 50% of the combined voting power of the outstanding securities of the surviving or resulting entity (or its parent); (2) any “person” (as such term is used in Sections 13(d) and 14(d) of the U.S. Exchange Act of 1934 (“Exchange Act”)) or “group” (two or more persons acting as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of the applicable securities referred to herein) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then-outstanding voting securities; (3) the election of a board of directors over a three-year period or less, the majority of which is not supported by at least a majority of the then existing board of directors of the Company; or (4) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company (other than to an entity controlled by the Company).

Employment Agreements

We have entered into employment or consultant agreements with each of our executive officers. All of these agreements contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable laws.

For information on exemption and indemnification letters granted to our directors and officers, please see “Item 6C. – Board Practices – Exemption, Insurance and Indemnification of Directors and Officers.”

Director Compensation

We currently pay our non-executive directors an annual cash fee of NIS 97,319 (approximately $29,589 and a cash fee of NIS 5,116 (approximately $1,555) per meeting (or a smaller amount in the case where they do not physically attend the meeting). In March 2021, our compensation committee and board approved an amendment to compensation to our non-executive directors to provide for an annual cash fee retainer of $40,000, additional amounts for serving on committees of our board of directors and additional amounts for serving as a chairperson of a committee of our board of directors. This amendment is subject to approval of our shareholders.

Change in Control Retention Plan

We have adopted a change in control employee retention plan providing for compensation to Company employees, in the event of a change in control (as defined by the plan), subject to the satisfaction of various conditions. Compensation to employees would be up to 12 months’ salary depending on employee seniority and years with the Company.

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

C.         Board Practices

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than five persons and no more than eleven persons, including any external directors whose appointment is required by law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election (other than any director nominated for election by Cosmo pursuant to the Company’s subscription agreement with Cosmo, whose term of office may expire earlier depending on the beneficial ownership by the Cosmo investor of the Cosmo shares). This process continues indefinitely. A simple majority shareholder vote may elect directors for a term of less than three years in order to ensure that the three groups of directors have as equal a number of directors as possible as provided above. The directors of the first class, currently consisting of Eric Swenden, Ofer Tsimchi and Alessandro Della Chà, will hold office until our annual general meeting to be held in the year 2021. The directors of the second class, currently consisting of Dror Ben-Asher, Dr. Kenneth Reed and Alla Felder, will hold office until our annual general meeting to be held in the year 2022. The directors of the third class, currently consisting of Dr. Shmuel Cabilly and Rick Scruggs, will hold office until our annual general meeting to be held in the year 2023. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment. Alessandro Della Chà was appointed by our board of directors to serve until the annual general meeting of shareholders to be held in 2021. See “Item 6. “Directors, Senior Management and Employees – C. Board Practices – Independent and External Directors – Israeli Companies Law Requirements” below for a description of the adoption by the Company of the corporate governance exemptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, including with respect to external directors.

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

The Israeli Companies Law requires that the terms of service and engagement of the chief executive officer, directors or controlling shareholders (or a relative thereof) receive the approval of the compensation committee, board of directors, and shareholders, subject to limited exceptions. The appointment and terms of office of a company’s officers, other than directors and the general manager (i.e., chief executive officer) are subject to the approval by first, the company’s compensation committee; second, the company’s board of directors, in each case subject to the company’s compensation policy, and then approved by its shareholders. However, in special circumstances, they may approve the appointment and terms of office of officers inconsistent with such policy, provided that (i) they have considered those provisions that must be included in the compensation policy according to the Israeli Companies Law and (ii) shareholder approval is obtained (by a majority of shareholders that does not include the controlling shareholders of the company and any shareholders interested in the approval of the compensation). However, if the shareholders of the company do not approve a compensation arrangement with an officer inconsistent with the company’s compensation policy, in special situations the compensation committee and the board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. In addition, non-material amendments to the compensation of a public company’s officers (other than the chief executive officer and the directors) may be approved by the chief executive officer of the company if the company’s compensation policy establishes that non-material amendments within the parameters established in the compensation policy may be approved by the chief executive officer, so long as the compensation is consistent with the company’s compensation policy. An amendment to the Israeli Companies Law requires that the board and shareholders (with approval by a “special majority” as further discussed below) adopt a compensation policy applicable to the company’s directors and officers which must take into account, among other things, providing proper incentives to directors and officers, the risk management of the company, the officer’s contribution to achieving corporate objectives and increasing profits, and the function of the officer or director. Under the Israeli Companies Law, a “special majority” requires (i) the vote of at least a majority of the shares held by shareholders who are not controlling shareholders or have a personal interest in the proposal (shares held by abstaining shareholders are not taken into account); or (ii) that the aggregate number of shares voting against the proposal held by such shareholders does not exceed 2% of the company’s voting shareholders.

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

The Israeli Companies Law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, our controlling shareholder, any relative of our controlling shareholder, as of the date of the person’s appointment to serve as external director, or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company’s controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company, any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company’s shares or voting rights, or to the chief officer in the financial or economic field as of the date of the person’s appointment. The term “affiliation” includes:

●	an employment relationship;
●	a business or professional relationship maintained on a regular basis;
●	control; and
●	service as an officer, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

Under the Israeli Companies Law, an “officer” is defined as a general manager, chief business manager, deputy general manager, vice general manager, any person filing any of these positions in a company even if he holds a different title, director or any manager directly subordinate to the general manager.

However, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control has a business or professional relationship with an entity which has an affiliation with is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationship). In addition, an external director may not receive any compensation other than the compensation permitted by the Israeli Companies Law.

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

Additional functions to be performed by the audit committee include, among others, the following:

●	the determination whether certain related party actions and transactions are “material” or “extraordinary” for purposes of the requisite approval procedures;
●	to determine whether to approve actions and transactions that require audit committee approval under the Israel Companies Law;
●	to assess the scope of work and compensation of the company’s independent accountant;
●	to assess the company’s internal audit system and the performance of its internal auditor and if the necessary resources have been made available to the internal auditor considering the company’s needs and size; and

●	to determine arrangements for handling complaints of employees in relation to suspected flaws in the business management of the company and the protection of the rights of such employees.

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

Investment Committee

Our investment committee, which consists of Eric Swenden (chairman), Alla Felder and Ofer Tsimchi, assists the board in fulfilling its responsibilities with respect to our financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review risk factors associated with management of our finances and the mitigation of such risks, as well as financial controls and reporting and various other finance-related matters.

Nasdaq Stock Market Requirements

Under the Nasdaq Listing Rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

The independence requirements of Rule 10A-3 of the Exchange Act implement two basic criteria for determining independence:

●	audit committee members are barred from accepting directly or indirectly any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee; and

●	audit committee members may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from her or his capacity as a member of the board of directors and any board committee.

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

As noted above, the members of our audit committee include Alla Felder, Ofer Tsimchi and Eric Swenden, with Ms. Felder serving as chairperson. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each of Ms. Alla Felder, Mr. Ofer Tsimchi and Mr. Eric Swenden is an audit committee financial expert as defined by the SEC rules and all members of the audit committee have the requisite financial experience as defined by the Nasdaq Listing Rules. Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act

Corporate Governance Practices

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

The duty of care includes a duty to use reasonable means to obtain:

●	information on the appropriateness of a given action brought for the directors’ or officer’s approval or performed by such person by virtue of such person’s position; and
●	all other important information pertaining to the previous actions.

The duty of loyalty requires a director or an officer to act in good faith and for the benefit of the company and includes a duty to:

●	refrain from any action involving a conflict of interest between the performance of the director’s or officer’s duties in the company and such person’s personal affairs;
●	refrain from any activity that is competitive with the company’s business;
●	refrain from usurping any business opportunity of the company to receive a personal gain for the director, officer or others; and
●	disclose to the company any information or documents relating to a company’s affairs which the director or officer has received due to such person’s position as a director or an officer.

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

Under the Israeli Companies Law, an extraordinary transaction is a transaction:

●	other than in the ordinary course of business;
●	other than on market terms; or
●	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Israeli Companies Law, once a director or an officer complies with the above disclosure requirement, the board of directors may approve an ordinary transaction between the company and a director or an officer, or a third party in which a director or an officer has a personal interest, unless the articles of association provide otherwise. A transaction that does not benefit the company’s interest cannot be approved. Subject to certain exceptions, the compensation committee and the board of directors must approve the conditions and term of office of an officer (who is not a director).

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

●	a majority of the shareholders who have no personal interest in the transaction and who are participating in the voting, in person, by proxy or by written ballot, at the meeting (votes abstaining not being taken into account); or
●	the total number of shares voted against the proposal by shareholders without a personal interest does not exceed 2% of the aggregate voting rights in the Company.

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

The Israeli Companies Law further provides that an acquisition of shares or voting rights in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% of the voting rights of the company, unless there is a holder of more than 45% of the voting rights of the company or would become a holder of 25% of the voting rights unless there is another person holding 25% of the voting rights. This restriction does not apply to:

●	an acquisition of shares in a private placement, if the acquisition had been approved in a shareholders meeting under certain circumstances;
●	an acquisition of shares from a holder of at least 25% of the voting rights, as a result of which a person would become a holder of at least 25% of the voting rights; and
●	an acquisition of shares from a holder of more than 45% of the voting rights, as a result of which the acquirer would become a holder of more than 45% of the voting rights in the company.

The Israeli Companies Law further provides that a shareholder has a duty to act in good faith toward the company and other shareholders when exercising his rights and duties and must refrain from oppressing other shareholders, including in connection with the voting at a shareholders’ meeting on:

●	any amendment to the articles of association;
●	an increase in the company’s authorized share capital;
●	a merger; or
●	approval of certain transactions with control persons and other related parties, which require shareholder approval.

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

Directors’ and Officers’ Insurance

The Israeli Companies Law and our articles of association provide that, subject to the provisions of the Israeli Companies Law, we may obtain insurance for our directors and officers for any liability stemming from any act performed by an officer or director in his capacity as an officer or director, as the case may be with respect to any of the following:

●	a breach of such officer’s or director’s duty of care to us or to another person;
●	a breach of such officer’s or director’s duty of loyalty to us, provided that such officer or director acted in good faith and had reasonable cause to assume that his act would not prejudice our interests;
●	a financial liability imposed upon such officer or director in favor of another person;
●	financial liability imposed on the officer or director for payment to persons or entities harmed as a result of violations in administrative proceedings as described in Section 52(54)(a)(1)(a) of the Israeli Securities Law (“Party Harmed by the Breach”);
●	expenses incurred by such officer or director in connection with an administrative proceeding conducted in this matter, including reasonable litigation expenses, including legal fees; or
●	a breach of any duty or any other obligation, to the extent insurance may be permitted by law.

Pursuant to the Compensation Policy, we may obtain a directors’ and officers’ liability insurance policy, which would apply to our or our subsidiaries’ directors and officers, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy may not exceed $100 million; and (b) the purchase of such policy must be approved by the Compensation Committee (and, if required by law, by the board of directors) which shall determine that such policy reflects the current market conditions and that it does not materially affect the Company's profitability, assets or liabilities. In addition, pursuant to our Compensation Policy, should we sell our operations (in whole or in part) or in case of a merger, spin-off or any other significant business combination involving us or part or all of our assets, we may obtain a director’s and officers’ liability insurance policy (run-off) for our directors and officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term may not exceed seven years; (b) the coverage amount may not exceed $100 million. ; and (c) the purchase of such policy must be approved by the Compensation Committee (and, if required by law, by the board of directors) which shall determine that such policy reflects the current market conditions and that it does not materially affect the Company's profitability, assets or liabilities. The Compensation Policy is in effect for three years from the 2019 annual general meeting.

Pursuant to the foregoing approvals, we carry directors’ and officers’ liability insurance. This insurance is renewed on an annual basis.

Indemnification of Officers and Directors

The Israeli Companies Law provides that a company may indemnify an officer or director for payments or expenses associated with acts performed in his capacity as an officer or director of the company, provided the company’s articles of association include the following provisions with respect to indemnification:

●	a provision authorizing the company to indemnify an officer or director for future events with respect to a monetary liability imposed on him in favor of another person pursuant to a judgment (including a judgment given in a settlement or an arbitrator’s award approved by the court), so long as such indemnification is limited to types of events which, in the board of directors’ opinion, are foreseeable at the time of granting the indemnity undertaking given the company’s actual business, and in such amount or standard as the board of directors deems reasonable under the circumstances. Such undertaking must specify the events that, in the board of directors’ opinion, are foreseeable in view of the company’s actual business at the time of the undertaking and the amount or the standards that the board of directors deemed reasonable at the time;
●	a provision authorizing the company to indemnify an officer or director for future events with respect to reasonable litigation expenses, including counsel fees, incurred by an officer or director in which he is ordered to pay by a court, in proceedings that the company institutes against him or instituted on behalf of the company or by another person, or in a criminal charge of which he was acquitted, or a criminal charge in which he was convicted of a criminal offense that does not require proof of criminal intent;
●	a provision authorizing the company to indemnify an officer or director for future events with respect to reasonable litigation fees, including attorney’s fees, incurred by an officer or director due to an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent or in connection with a monetary sanction;
●	a provision authorizing the company to indemnify an officer or director for future events with respect to a Party Harmed by the Breach;
●	a provision authorizing the company to indemnify an officer or director for future events with respect to expenses incurred by such officer or director in connection with an administrative proceeding, including reasonable litigation expenses, including legal fees; and
●	a provision authorizing the company to indemnify an officer or director retroactively.

Limitations on Insurance, Exemption and Indemnification

The Israeli Companies Law and our articles of association provide that a company may not exempt or indemnify a director or an officer nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

●	a breach by the officer or director of his duty of loyalty, except for insurance and indemnification where the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
●	a breach by the officer or director of his duty of care if the breach was done intentionally or recklessly, except if the breach was solely as a result of negligence;
●	any act or omission done with the intent to derive an illegal personal benefit; or
●	any fine, civil fine, monetary sanctions, or forfeit imposed on the officer or director.

In addition, under the Israeli Companies Law, exemption of, indemnification of, and procurement of insurance coverage for, our directors and officers must be approved by our audit committee and board of directors and, in specified circumstances, by our shareholders.

Letters of Indemnification

We may provide a commitment to indemnify in advance any director or officer of ours in the course of such person’s position as our director or officer, all subject to the letter of indemnification, as approved by our shareholders from time to time and in accordance with our articles of association. We may provide retroactive indemnification to any officer to the extent allowed by the Israeli Companies Law. As approved by our shareholders on July 18, 2013, the amount of the advance indemnity is limited to the higher of 25% of our then shareholders’ equity, per our most recent annual financial statements, or $5 million. In March 2021, our compensation committee and board of directors approved an amendment to the letters of indemnification with our directors and officers to provide for an increase in the limit on the amount of the advance indemnity to $10 million. This amendment is subject to approval of our shareholders.

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

D.          Employees

As of December 31, 2020, we had 182 employees, of which 17 provide services in Israel and 165 in the U.S. In addition, we also receive services from 11 consultants, of which 5 are in the U.S., 3 in Canada and 3 in Israel.

	As of December 31,
	2018		2019		2020
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management and administration	12	—	13	—	15	—
Research and development	2	16	2	12	2	11
Commercial operations	61	—	128	—	165	—

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

E.          Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of March 17, 2021, of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 466,673,384 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of March 17, 2021. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but not the percentage ownership of any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class
Directors
Dr. Kenneth Reed (1)	7,622,020	1.63%
Dr. Shmuel Cabilly (2)	4,624,178	*
Eric Swenden (3)	1,549,340	*
Ofer Tsimchi (4)	710,000	*
Alessandro Della Chà	680,000	*
Alla Felder (5)	240,000	*
Executive officers
Dror Ben-Asher (6)	7,968,010	1.69%
Reza Fathi, Ph.D. (7)	2,620,000	*
Adi Frish (8)	2,405,000	*
Gilead Raday (9)	2,195,000	*
Guy Goldberg (10)	2,125,000	*
Micha Ben Chorin (11)	1,775,000	*
Rick D. Scruggs (12)	1,595,000	*
June Almenoff (13)	278,120	*
All directors and executive officers as a group (14 persons)	36,386,668	7.48%

*	Less than 1.0%
(1)

Includes options to purchase 580,000 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.49 and $1.48 per share and the options expire between 2023 and 2030. Number of shares beneficially held also includes shares held by family members.

(2)

Includes options to purchase 490,000 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.49 and $1.48 per share and the options expire between 2023 and 2030.

(3)

Includes options to purchase 486,250 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.49 and $1.48 per share and the options expire between 2023 and 2030.

(4)

Includes options to purchase 710,000 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.49 and $1.58 per share and the options expire between 2021 and 2030.

(5)

Includes options to purchase 240,000 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.49 and $0.92 per share and the options expire between 2029 and 2030.

(6)

Includes options to purchase 4,700,000 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.49 and $1.48 per share and the options expire between 2022 and 2030.

(7)

Includes options to purchase 2,350,000 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.49 and $1.56 per share, and the options expire between 2022 and 2030.

(8)

Includes options to purchase 2,225,000 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.49 and $1.56 per share and the options expire between 2022 and 2030.

(9)

Includes options to purchase 2,195,000 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.49 and $1.56 per share and the options expire between 2022 and 2030.

(10)

Includes options to purchase 2,125,000 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.49 and $1.56 per share, and the options expire between 2022 and 2030.

(11)

Includes options to purchase 1,775,000 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.49 and $1.41 per share and the options expire between 2023 and 2030.

(12)

Includes options to purchase 1,445,000 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.68 and $1.28 per share and the options expire between 2023 and 2030.

(13)

Includes options to purchase 270,620 Ordinary Shares exercisable within 60 days of March 17, 2021. The exercise price of these options ranges between $0.80 and $1.41 per share and the options expire between 2023 and 2029.

Award Plans

Amended and Restated Award Plan

Our 2010 Amended and Restated Award Plan (2010) (“Award Plan”) provides for the granting of Ordinary Shares, ADSs, stock options under various tax regimes in Israel and the U.S., restricted shares, and other share-based awards to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The Award Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable laws. As of March 17, 2021, there were 49,306,180 Ordinary Shares issuable upon the exercise of outstanding awards under the Award Plan and 16,438,747 Ordinary Shares available for future issuance under the Award Plan. Our Award Plan provides that the maximum number of Ordinary Shares that may be issued under the Award Plan will automatically be increased on January 1 of each calendar year such that immediately following such increase the maximum number of Ordinary Shares that may be issued under the Award Plan will be equal to fifteen percent (15%) of the number of outstanding Ordinary Shares on a fully-diluted basis on December 31 of the immediately preceding calendar year.

Administration of Our Amended and Restated Award Plan

Our Award Plan is administered by our compensation committee regarding the granting of awards and the terms of awards grants, including the exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options granted under the Award Plan to eligible Israeli employees, directors and officers are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the options or the Ordinary Shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such options were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the trustee to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. See “Item 10. Additional Information – E. Taxation – Israeli Tax Considerations.”

Options granted under the Award Plan as amended generally vest over a period of 4 years and expire ten (10) years after the grant date. The Award Plan, however, permits options to have a term of up to 10 years. If we terminate a grantee for cause (as such term is defined in the Award Plan) the right to exercise all the options granted to the grantee, the grantee’s vested and unvested options will expire immediately, on the earlier of:

●	termination of the engagement; or
●	the date of the notice of the termination of the engagement.

Upon termination of employment for any other reason, other than in the event of death, disability, retirement after the age of 60, a merger or other change in control approved by the board of directors, or for cause, all unvested options will expire and all vested options will generally be exercisable for 90 days following termination, or such other period as determined by the plan administrator, subject to the terms of the Award Plan and the governing option agreement.

Upon termination in the event of a merger or other change in control approved by the board of directors, the grantee will be entitled at the time of termination to full acceleration of all the options granted prior to the event.

Under our Award Plan, as amended, in the event any person, entity or group that was not an interested party at the time of our initial public offering on the TASE becoming a controlling shareholder, all options granted by us under the plan will be accelerated, so that the grantee will be entitled to exercise all of those options. A “controlling shareholder” in this paragraph is a controlling shareholder, as defined in the Israel Securities Law, 1968. An “interested party” is defined in the Securities Law and includes, among others:

●	a holder of 5% or more of the outstanding shares or voting rights of an entity;
●	a person entitled to appoint one or more of the directors or chief executive officer of an entity;
●	a director of an entity or its chief executive officer;

●	an entity, in which an individual referred to above holds 25% or more of its outstanding shares or voting rights, or is entitled to appoint 25% or more of its directors; or
●	a person who initiated the establishment of the entity.

Upon termination of employment due to death or disability, or retirement after the age of 60, subject to the board of directors’ approval, all the vested options at the time of termination will be exercisable for 24 months, or such other period as determined by the plan administrator, subject to the terms of the Award Plan and the governing option agreement.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of March 17, 2021, by each person or entity known to beneficially own 5.0% or more of our outstanding Ordinary Shares. The information with respect to beneficial ownership of the Ordinary Shares is given based on information reported in such shareholder’s Schedule 13G, and if no Schedule 13G was filed, based on the information provided to us by the shareholders.

The information in this table is based on 466,673,384 Ordinary Shares outstanding (equal to 46,667,338 ADSs) as of such date. In determining the number of Ordinary Shares beneficially owned by a person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any Ordinary Shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of March 17, 2021. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of Ordinary Shares.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class
Cosmo Pharmaceuticals N.V. (1)	69,000,010	14.79%
First Investments Holding Ltd. (2)	39,285,710	8.42
Ibex Israel Fund LLLP (3)	24,690,370	5.29

(1)	The address of Cosmo Pharmaceuticals N.V. is Riverside II, Sir John Rogerson’s Quay, Dublin, Ireland.

Cosmo Technologies Ltd. a wholly-owned subsidiary of Cosmo Pharmaceuticals N.V., is the direct holder of 17,142,860 of the Ordinary Shares listed in the table.

(2)	Mr. Vasile Timis may be deemed the beneficial owner of the shares held by First Investments Holdings Ltd. The address of First Investments Holding Ltd. is 2nd Floor, Strathvale House, 90 North Church Street, P.O. Box 1103, Cayman Islands.
(3)	Ibex Investors LLC (the “Investment Manager”) is the investment manager of Ibex Israel Fund LLLP (the “Fund”). Ibex Investment Holdings LLC (“IM Holdings”) is the sole member of the Investment Manager. Ibex GP LLC (the “General Partner”) is the general partner of the Fund. Ibex Investment Holdings II LLC (“GP Holdings”) is the sole member of the General Partner. Justin B. Borus is the manager of the Investment Manager, IM Holdings, the General Partner and GP Holdings. Justin B. Borus, the Investment Manager, IM Holdings, the General Partner and GP Holdings may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Fund. The address of Ibex Israel Fund LLLP is 260 N. Josephine, Suite 300., Denver, CO 80206.

On March 17, 2021, 13,297,609 ADSs (equivalent to 132,976,090 Ordinary Shares, or approximately 28.49% of our total issued and outstanding Ordinary Shares), were held of record by three record holders, of which one holder had a U.S. address. As of March 17, 2021, there was one shareholder of record of our Ordinary Shares who was located in Israel. The number of record holders is not at all representative of the number of beneficial holders of our ADSs or Ordinary Shares because many of the ADSs and Ordinary Shares are held by brokers or other nominees.

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

B.         Related Party Transactions

“Item 4. Information on the Company - B. Business Overview - Acquisition, Commercialization and License Agreements - Licensing and Manufacturing Terms with Cosmo Pharmaceuticals.”

C.         Interests of Experts and Counsel

Not applicable.

ITEM 8.         FINANCIAL INFORMATION

A.Financial Statements and Other Financial Information

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

From time to time, we may become a party to legal proceedings and claims in the ordinary course of business. On February 22, 2021, Aether Therapeutics Inc., filed a complaint against us in the United States District Court for the District of Delaware. We refer to this matter as the Aether Litigation. The complaint asserts that our marketing of the Movantik® product infringes U.S. Patent Nos. 6,713,488, 8,748,448, 8,883,817 and 9,061,024 held by Aether Therapeutics Inc., or the Aether Patents. Aether has asserted the Aether Patents against other entities previously involved in the marketing of the Movantik® product. The complaint requests customary remedies for patent infringement, including (i) a judgment that we have infringed, contributed to and induced infringement of the Aether patents, (ii) damages, (iii) attorneys' fees and (iv) costs and expenses. We intend to vigorously defend ourselves against these claims. Given the early stage of the Aether litigation, we are unable to predict the likelihood of success of the claims of Aether Therapeutics Inc. against us or to quantify any risk of loss. The Aether Litigation could last for an extended period of time and require us to dedicate significant financial resources and management resources to our defense. An adverse ruling against us could materially and adversely affect our business, financial position, results of operations or cash flows and could also result in reputational harm. Even if we are successful in defending against these claims, the Aether Litigation could result in delays in future product developments, reputational harm or other collateral consequences

Dividend Policy

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends, and we are prohibited from doing so under our Credit Agreement. We currently intend to reinvest any future earnings, if any, in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, if any, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant.

B.         Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2020.

ITEM 9.         THE OFFER AND LISTING

A.Offer and Listing Details

Our Ordinary Shares were traded on the TASE under the symbol “RDHL” from February 2011 to February 2020 and were voluntarily delisted from trading on the TASE, effective February 13, 2020. They are listed but are not traded on the Nasdaq Global Market in connection with our ADSs.Our ADSs were traded on the Nasdaq Capital Market under the symbol “RDHL” from December 27, 2012, and have been listed on the Nasdaq Global Market under the same symbol since July 20, 2018.

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

Our articles of association provide that, subject to the provisions of the Israeli Companies Law, the board of directors may appoint board of directors’ committees. The committees of the board of directors report to the board of directors their resolutions or recommendations on a regular basis, as prescribed by the board of directors. The board of directors may cancel the resolution of a committee that has been appointed by it; however, such cancellation will not affect the validity of any resolution of a committee, pursuant to which we acted, vis-à-vis another person, who was not aware of the cancellation thereof. Decisions or recommendations of the committee of the board which require the approval of the board of directors will be brought to the directors’ attention at a reasonable time prior to the discussion at the board of directors.

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

Description of Securities

Ordinary Shares

Our registered share capital is NIS 8,000,000, divided into (i) 794,000,000 registered Ordinary Shares of NIS 0.01 par value each, and (ii) 6,000,000 preferred shares of NIS 0.01 par value each.

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

Notices. Under the Israeli Companies Law and our articles of association, we are required to publish notices in two Hebrew-language daily newspapers or our website at least 21 calendar days prior notice of a shareholders’ meeting. However, under regulations promulgated under the Israeli Companies Law, we are required to publish a notice in two daily newspapers at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Regulations under the Israeli Companies Law exempt companies whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Israeli Companies Law. An amendment to these regulations exempts us from the requirements of the Israeli proxy regulation, under certain circumstances.

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

An officer in a target company who, in his or her capacity as an officer, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such officer acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, officers of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer and may further negotiate with third parties in order to obtain a competing offer.

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

C.         Material Contracts

For a description of other material agreements, please see “Item 4. Information on the Company – B. Business Overview.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2020 tax year.

Taxation of Shareholders

Capital Gains

Capital gains tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. “Real Gain” is the excess of the total capital gain over Inflationary Surplus generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax.

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

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% in 2019 and thereafter), and a marginal tax rate of up to 50% in 2020 for individuals, including an excess tax (as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange (this condition may not apply to shares purchased on or after January 1, 2009) and (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the income or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

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

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return need not be filed, and no advance payment must be paid. Capital gains are also reportable on annual income tax returns.

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year ((NIS 651,600 for 2020, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares and ADSs by U.S. Holders, as defined below. This summary addresses solely U.S. Holders who acquire ADSs pursuant to this offering and who hold Ordinary Shares or ADSs, as applicable, as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder or all tax considerations that may be relevant with respect to an investment in our Ordinary Shares or ADSs.

This summary does not address tax considerations applicable to a holder of our Ordinary Shares or ADSs that may be subject to special tax rules including, without limitation, the following:

●	dealers or traders in securities, currencies or notional principal contracts;
●	banks, insurance companies and other financial institutions;
●	real estate investment trusts;
●	persons subject to the alternative minimum tax;
●	tax-exempt organizations;
●	traders that have elected mark-to-market accounting;
●	corporations that accumulate earnings to avoid U.S. tax;
●	pension plans;
●	investors that hold the Ordinary Shares or ADSs as part of a “straddle,” “hedge,” or “conversion transaction” with other investments;
●	regulated investment companies;
●	persons that actually or constructively own 10 percent or more of our shares by vote or by value;
●	persons that are treated as partnerships or other pass-through entities for U.S. federal income purposes and persons who hold the Ordinary Shares or ADSs through partnerships or other pass-through entities; and
●	persons whose functional currency is not the U.S. dollars.

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

For purposes of this summary, a “U.S. Holder” means a beneficial owner of an Ordinary Share or ADS that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust (1) if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal tax purposes holds Ordinary Shares or ADSs, the U.S. federal tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities or arrangements that are classified as partnerships for U.S. federal tax purposes and persons holding Ordinary Shares or ADSs through such entities should consult their own tax advisors.

In general, if you hold ADSs, you will be treated as the holder of the underlying Ordinary Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, gain or loss generally will not be recognized if you exchange ADSs for the underlying Ordinary Shares represented by those ADSs.

Distributions

Subject to the discussion under “—Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from such distribution, see “Material Tax Considerations—Israeli Tax Considerations,” actually or constructively received by a U.S. Holder with respect to an Ordinary Share (or, in the case of an ADS, received by the depositary) will be taxable to the U.S. Holder as foreign-source dividend income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The U.S. Holder will not be eligible for any dividends received deduction in respect of the dividends paid by us. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of the U.S. Holder’s adjusted tax basis in its Ordinary Share or ADS. Distributions in excess of such adjusted tax basis will generally be taxable to the U.S. Holder as capital gain from the sale or exchange of property as described below under “—Sale or Other Disposition of Ordinary Shares or ADSs.” If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, then the distribution will generally be taxable as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Qualified dividends received by non-corporate U.S. Holders will be subject to U.S. federal income tax at the preferential long-term capital gains rate of, currently, a maximum of 20%. Dividends distributed with respect to our Ordinary Shares or ADSs are qualified dividend only if we are treated as a “qualified foreign corporation” and such U.S. Holder has a holding period with respect to our Ordinary Shares or ADSs of at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. We are a “qualified foreign corporation” if we are not a PFIC for the year in which the dividend is paid or for the preceding taxable year and either (a) we are eligible for the benefits under the U.S.-Israel Double Tax Treaty or (b) the Ordinary Shares or ADSs are readily tradable on an established securities market in the U.S. As discussed below in “—Passive Foreign Investment Companies,” we do not anticipate being treated as a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable or future taxable years. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

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

Subject to certain conditions and limitations, any Israeli taxes withheld on dividends may be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit in your particular situation.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion under “—Passive Foreign Investment Companies” below, a U.S. Holder that sells or otherwise disposes of its Ordinary Shares or ADSs will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder’s adjusted basis in the Ordinary Shares or ADSs. Such gain or loss generally will be capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period of the Ordinary Shares or ADSs exceeds one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition or our Ordinary Shares or ADSs will be U.S. source gain or loss for purposes of the foreign tax credit limitation. However, if we were a PFIC, any such gain would be subject to the PFIC rules, as discussed below, rather than being taxed as capital gain. As discussed below in “—Passive Foreign Investment Companies,” we do not anticipate being a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable year and future taxable years.

If a U.S. Holder receives foreign currency upon a sale or exchange of Ordinary Shares or ADSs, gain or loss will be recognized in the manner described above under “—Distributions.” However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any foreign currency gain or loss on such conversion.

As discussed above under the heading “Material Tax Considerations—Israeli Tax Considerations—Taxation of Shareholders,” a U.S. Holder who holds Ordinary Shares or ADSs through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized on a sale or other disposition of the Ordinary Shares or ADSs if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities or does not claim any allowable refunds or reductions. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Non-corporate U.S. Holders whose income exceeds certain thresholds are required to pay an additional 3.8% tax on their net investment income, which includes dividends paid on the Ordinary Shares or ADSs and capital gains from the sale or other disposition of the Ordinary Shares or ADSs.

Passive Foreign Investment Companies

Although we do not anticipate being treated as a PFIC for this year, it is possible that based on the value and composition of our assets, that we may be treated as a PFIC for U.S. federal income tax purposes for future taxable years. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the fair market values of the assets determined at the end of each quarter during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, if a non-U.S. corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received a proportionate share of the income of such other corporation directly. Passive income generally includes, among other things, dividends, interest, rents, royalties and certain capital gain, but generally excludes rents and royalties that are derived in the active conduct of a trade or business and which are received from a person other than a related person.

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the Ordinary Shares or ADSs, our PFIC status will depend in large part on the market price of the Ordinary Shares or ADSs, which may fluctuate significantly.

If we are a PFIC for any year during which a U.S. Holder holds Ordinary Shares or ADSs, such Ordinary Shares or ADSs generally will continue to be treated as Ordinary Shares or ADSs in a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds the Ordinary Shares or ADSs, unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the Ordinary Shares or ADSs such U.S. Holder holds. If such election is made, a U.S. Holder will be deemed to have sold the Ordinary Shares or ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the U.S. federal income tax treatment described below. After the deemed sale election, the Ordinary Shares or ADSs with respect to which the deemed sale election was made will not be treated as Ordinary Shares or ADSs in a PFIC unless we subsequently become a PFIC.

For each taxable year, we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” it receives and any gain it realizes from a sale or other disposition (including a pledge) of the Ordinary Shares or ADSs, unless it makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions it received during the shorter of the three preceding taxable years or its holding period for the Ordinary Shares or ADSs will be treated as an excess distribution. Under these special tax rules, if a U.S. Holder receives any excess distribution or realizes any gain from a sale or other disposition of the Ordinary Shares or ADSs:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs;
●	the amount of excess distribution or gain allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, must be included in the U.S. Holder’s gross income (as ordinary income) for the current tax year; and
●	the amount allocated to each other year will be subject to the highest marginal tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to such amounts allocated to each other year.

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any losses for such years. Additionally, any gains realized on the sale of the Ordinary Shares or ADSs cannot be treated as capital gains.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs, such U.S. Holder will be deemed to own its proportionate share of any such subsidiaries that are PFICs, and such U.S. Holder may be subject to the rules described in the preceding two paragraphs with respect to the shares of such subsidiaries that are PFICs it would be deemed to own. As a result, a U.S. Holder may incur liability for any “excess distribution” described above if we receive a distribution from such subsidiaries that are PFICs or if any we dispose of, or are deemed to dispose of, any shares in such subsidiaries that are PFICs. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If a U.S. Holder makes a mark-to-market election for the Ordinary Shares or ADSs, such U.S. Holder will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the Ordinary Shares or ADSs as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such Ordinary Shares or ADSs. a U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares or ADSs included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares or ADSs, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares or ADSs to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the Ordinary Shares or ADSs. A U.S. Holder’s basis in the Ordinary Shares or ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except the lower applicable tax rate for qualified dividend income would not apply. If we cease to be a PFIC when a U.S. Holder has a mark-to-market election in effect, gain or loss realized by such U.S. Holder on the sale of the Ordinary Shares or ADSs will be a capital gain or loss and taxed in the manner described above under “—Sale or Other Disposition of Ordinary Shares or ADSs.”

The mark-to-market election is available only for “marketable stock,” which is a stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or another market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on the NASDAQ Global Market and, accordingly, provided the ADSs are regularly traded, the mark-to-market election would be available to a U.S. Holder of ADSs if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the Ordinary Shares or ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns the Ordinary Shares or ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by a U.S. Holder. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualifying Electing Fund) containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file such annual information return could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You should consult your own tax advisors regarding the requirements of filing such information returns under these rules, taking into account the uncertainty as to whether we are currently treated as or may become a PFIC.

YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE IMPACT AND APPLICATION OF THE PFIC RULES ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.

Backup Withholding and Information Reporting

Payments of dividends with respect to Ordinary Shares or ADSs and the proceeds from the sale, retirement, or other disposition of Ordinary Shares or ADSs made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 24%, if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Backup withholding is not an additional tax. Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Individual U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares or ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). U.S. Holders paying more than $100,000 for our Ordinary Shares or ADSs may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. As described above under “—Passive Foreign Investment Companies,” if we were determined to be a PFIC, each U.S. Holder would be required to file an annual report containing certain information. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

You should consult your own tax advisors regarding the backup withholding tax and information reporting rules.

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

Our term loan facility indebtedness uses LIBOR as a benchmark for establishing the interest rate. The most popular LIBOR indices will be phased out by the end of June 2023. It is unclear whether new methods of calculating LIBOR will be established or if alternative benchmark reference rates will be adopted. The replacement of LIBOR with an alternative benchmark reference rate may adversely affect interest rates and result in higher borrowing costs for us under current or future credit agreements. This could adversely affect our liquidity and financial condition, results of operations, and ability to acquire debt financing. We cannot predict the effect of the elimination of LIBOR or the establishment and use of alternative benchmark reference rates and the corresponding effects of our cost of capital.

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

(A)         Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate on our assets and liabilities as of December 31, 2020:

	Income (loss) from			Income (loss) from
	change in exchange		Value	change in exchange
	rate (U.S. dollars		(U.S. dollars	rate (U.S. dollars
Sensitive instrument	in thousands)		in thousands)	in thousands)
	Down	Down		Up	Up
	2%	5%		5%	2%
Cash and cash equivalents	1	4	29,296	(4)	(1)
Bank deposits	4	9	16,180	(9)	(4)
Accounts receivable (except prepaid expenses)	9	22	3,324	(22)	(9)
Accounts payable and accrued expenses	(20)	(38)	50,380	38	20
Total loss	(6)	(3)		3	6

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

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Shareholders must pay:	For:
$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)	●	Issuance of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property
	●	Cancellation of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per American Depositary Share	●	Any cash distribution to American Depositary Shareholders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of American Depositary Shares	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to American Depositary Shareholders
$0.05 (or less) per American Depositary Shares per calendar year	●	Depositary services
Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	●	Converting foreign currency to U.S. dollars

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

(b)Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
●	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and
●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020. Our auditor, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has provided an attestation report on our internal control over financial reporting, which is included herein.(see “– Attestation Report of Registered Public Accounting Firm.”)

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

(d)Changes in Internal Control Over Financial Reporting

There were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2020, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.            [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Alla Felder, Mr. Ofer Tsimchi and Mr. Eric Swenden are audit committee financial experts. Ms. Felder, Mr. Tsimchi and Mr. Eric Swenden are independent directors for the purposes of the Nasdaq Listing Rules.

ITEM 16B.         CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of ethics is posted on our website, https://ir.redhillbio.com/static-files/9be49636-4b2f-453e-ac3e-7b759b984c40. We intend to post on our website any amendments or waivers to the code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent registered public accounting firm for professional services.

	Year Ended December 31,
Services Rendered	2020	2019

	(U.S. dollars in thousands)
Audit (1)	210	185
Audit-related services (2)	52	65
Tax (3)	22	19
Total	284	269

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

ITEM 16G.         CORPORATE GOVERNANCE

Nasdaq Stock Listing Rules and Home Country Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of the Nasdaq Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to the following items:

●	Shareholder Approval - We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Israeli Companies Law, which are different from the shareholder approval requirements of the Nasdaq Listing Rules. The Nasdaq Listing Rules require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans and arrangements, issuances that will result in a change in control of a company, certain transactions other than a public offering involving issuances of 20% or more of the shares or voting power in a company, and certain acquisitions of the stock or assets of another company involving issuances of 20% or more of the shares or voting power in a company or if any director, officer or holder of 5% or more of the shares or voting power of the company has a 5% or greater interest in the company or assets to be acquired or consideration to be paid and the transaction could result in an increase in the outstanding common shares or voting power by 5% or more;
●	Under the Israeli Companies Law, shareholder approval is required for any transaction, including any grant of equity-based compensation, to a director or a controlling shareholder, but is not generally required to establish or amend an equity-based compensation plan. Similarly, shareholder approval is required for a private placement that is deemed an “extraordinary private placement” or that involves a director or controlling shareholder. An “extraordinary private placement” is a private placement in which a company issues securities representing 20% or more of its voting rights prior to the issuance and the consideration received pursuant to such issuance is not comprised, in whole or in part, solely of cash or securities registered for trade on an exchange or which is not made pursuant to market conditions, and as a result of which the shareholdings of a 5% holder of the shares or voting rights of the company increases or as a result of which a person will become a holder of 5% of the shares or voting rights of the company or a controlling shareholder after the issuance;
●	Quorum - As permitted under the Israeli Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and at an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq Listing Rules; and
●	Nominations Committee - As permitted by the Israeli Companies Law, our board of directors selects director nominees subject to the terms of our articles of association which provide that incumbent directors are re-nominated for additional terms. Directors are not selected, or recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the Nasdaq Listing Rules.

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

See Exhibit Index on page 155.

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

Mycobacterium avium subspecies paratuberculosis (MAP) - an obligate pathogenic bacterium in the genus Mycobacterium. MAP is the causative agent of Johne’s disease, a chronic granulomatous ileitis occurring mainly in ruminants. MAP has been suspected as the cause of Crohn’s disease in humans.

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

4.4†

Amendment #1 dated January 23, 2017, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 15, 2019).

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

4.7†

Amendment #4 dated January 3, 2019, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 15, 2019).

4.8

Amendment #5 dated January 23, 2019, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2019).

4.9

Form of Letter of Exemption and Indemnity adopted on July 2013 (unofficial English translation) (incorporated by reference to Exhibit B to Exhibit 99.1 to Form 6-K disseminated with the Securities and Exchange Commission, dated June 26, 2013).

4.10	Amended and Restated Award Plan (2010) (incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.11	Compensation Policy, as amended.

4.12†

Subscription Agreement, dated October 17, 2019, by and between Registrant and Cosmo Pharmaceuticals N.V. and Cosmo Technologies Ltd (incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.13†

Exclusive License Agreement, dated October 17, 2019, by and between Registrant and Cosmo Technologies Ltd (incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.14^

Credit Agreement, dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto (incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.15

First amendment dated March 31, 2020, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto.

4.16

Second amendment dated August 12, 2020, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto.

4.17

Third amendment dated January 28, 2021, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto.

4.18^

Security Agreement, dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., and HCR Collateral Management, LLC (incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.19^

Pledge Agreement, dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc.,  and HCR Collateral Management, LLC (incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.20†

License Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB (incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.21†	Amendment #1 dated March 31, 2020, to the License Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB.

4.22†	Amendment #2 dated July 14, 2020, to the License Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB.

4.23†	Amendment #3 dated October 6, 2020, to the License Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB.

4.24†	Amendment #4 dated March 11, 2021, to the License Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB.

4.25†

Supply Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB (incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.26†	Termination Agreement, dated August 3, 2020, by and between RedHill Biopharma Inc. and Daiichi Sankyo Inc.

4.27†	Securities Purchase Agreement, dated August 3, 2020, but effective as of July 1, 2020, by and between RedHill Biopharma Ltd., and Daiichi Sankyo, Inc.

8.1	Subsidiary List (incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2018).

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101.

The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2020, formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

*	Confidential treatment granted with respect to certain portions of this Exhibit.
†	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

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

Date: March 18, 2021

REDHILL BIOPHARMA LTD.

2020 CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm To the board of directors and shareholders of RedHill Biopharma Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of RedHill Biopharma Ltd. and its subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel, P.O Box 7187 Tel-Aviv 6107120 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition and measurement of allowance for certain rebates

As described in Note 2 to the consolidated financial statements, the Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients, of which the most significant are Managed Care (commercial rebates), Medicare Part D and Medicaid (and similar state programs). Rebates provided to patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate programs in accordance with the specific terms in the individual agreement, the estimated product in the channel and the estimated mix of programs in future prescriptions utilization. The allowance reported as of December 31, 2020 for revenue deductions amounted to $18.3 million, with a significant portion relating to Managed Care, Medicare Part D, and Medicaid.

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel, P.O Box 7187 Tel-Aviv 6107120 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

The principal considerations for our determination that performing procedures related to recognition and measurement of allowance for rebates is a critical audit matter are the significant estimations made by management due to the measurement uncertainty involved in developing these allowances, as the reserves are based on assumptions developed using contractual and mandated terms with payors and historical experience. This in turn led to a high degree of auditor judgment and subjectivity in applying procedures relating to these assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assumptions used to estimate the allowance for Managed Care (commercial rebates), Medicare Part D and Medicaid (and similar state programs). These procedures also included, among others, developing an independent expectation of these allowance using the terms of the specific rebates programs and the historical trend of actual rebates claims paid; comparing the independent estimate to management’s estimate recorded by the Company; and testing rebates claims processed by the Company, including evaluating those claims for consistency with the contractual and mandated terms of the Company’s arrangements.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

March 17, 2021

We have served as the Company’s auditor since 2010.

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel, P.O Box 7187 Tel-Aviv 6107120 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
	Note	2020	2019	2018

		U.S. dollars in thousands
NET REVENUES	20	64,359	6,291	8,360
COST OF REVENUES		36,892	2,259	2,837
GROSS PROFIT		27,467	4,032	5,523
RESEARCH AND DEVELOPMENT EXPENSES	21	16,491	17,419	24,862
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	22	49,285	18,333	12,486
GENERAL AND ADMINISTRATIVE EXPENSES	23	25,375	11,481	7,506
OPERATING LOSS		63,684	43,201	39,331
FINANCIAL INCOME		270	1,335	678
FINANCIAL EXPENSES		12,759	438	167
FINANCIAL EXPENSES (INCOME), net	24	12,489	(897)	(511)
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		76,173	42,304	38,820

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	26	0.21	0.14	0.17

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,	December 31,
	Note	2020	2019

		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	29,295	29,023
Bank deposits		17	10,349
Financial assets at fair value through profit or loss	6	481	8,500
Trade receivables		28,655	1,216
Prepaid expenses and other receivables	7	5,521	2,244
Inventory	8	6,526	1,882
		70,495	53,214
NON-CURRENT ASSETS:
Restricted cash		16,164	152
Fixed assets	9	511	228
Right-of-use assets	10	5,192	3,578
Intangible assets	11	87,879	16,927
		109,746	20,885
TOTAL ASSETS		180,241	74,099

CURRENT LIABILITIES:
Accounts payable		11,553	4,184
Lease liabilities	10	1,710	834
Allowance for deductions from revenue	14	18,343	1,267
Accrued expenses and other current liabilities	13	24,082	4,331
Payable in respect of intangible assets purchase	16a(5)(6)	17,547	—
		73,235	10,616

NON-CURRENT LIABILITIES:
Borrowing	15	81,386	—
Payable in respect of intangible assets purchase	16a(5)(6)	7,199	—
Lease liabilities	10	3,807	2,981
Royalty obligation	14a(3)	750	500
		93,142	3,481
TOTAL LIABILITIES		166,377	14,097

EQUITY:	18
Ordinary shares		1,054	962
Additional paid-in capital		293,144	267,403
Accumulated deficit		(280,334)	(208,363)
TOTAL EQUITY		13,864	60,002
TOTAL LIABILITIES AND EQUITY		180,241	74,099

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2018	575	177,434	(132,944)	45,065
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018:
Share-based compensation to employees and service providers	—	—	2,678	2,678
Issuance of ordinary shares, net of issuance costs	190	41,712	—	41,902
Exercise of options into ordinary shares	2	359	—	361
BALANCE AT DECEMBER 31, 2018	767	219,505	(169,086)	51,186

BALANCE AT JANUARY 1, 2019	767	219,505	(169,086)	51,186
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Share-based compensation to employees and service providers	—	—	3,027	3,027
Issuance of ordinary shares to private investor	195	47,893	—	48,088
Exercise of options into ordinary shares	*	5	—	5
Comprehensive loss	—	—	(42,304)	(42,304)
BALANCE AT DECEMBER 31, 2019	962	267,403	(208,363)	60,002

BALANCE AT JANUARY 1, 2020	962	267,403	(208,363)	60,002
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Share-based compensation to employees and service providers	—	—	4,202	4,202
Issuance of ordinary shares, net of expenses	84	23,783	—	23,867
Exercise of options into ordinary shares	*	52	—	52
Share-based compensation in consideration for intangible assets	8	1,906	—	1,914
Comprehensive loss	—	—	(76,173)	(76,173)
BALANCE AT DECEMBER 31, 2020	1,054	293,144	(280,334)	13,864

*Less than a thousand

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(76,173)	(42,304)	(38,820)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	4,202	3,027	2,678
Depreciation	1,710	997	90
Amortization and impairment of intangible assets	7,035	216	—
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase and royalty obligation	6,032	—	—
Fair value adjustments on derivative financial instruments	—	(344)	(104)
Fair value losses (gains) on financial assets at fair value through profit or loss	94	(27)	137
Exchange differences and revaluation of bank deposits	101	24	138
	19,174	3,893	2,939
Changes in assets and liability items:
Decrease (increase) in trade receivables	(27,439)	(258)	570
Decrease (increase) in prepaid expenses and other receivables	(3,277)	(368)	1,414
Increase in inventories	(4,644)	(1,113)	(116)
Increase (decrease) in accounts payable	7,369	860	(1,481)
Increase (decrease) in accrued expenses and other liabilities	19,335	(2,726)	722
Increase in allowance for deductions from revenue	17,076	1,267	310
	8,420	(2,338)	1,419
Net cash used in operating activities	(48,579)	(40,749)	(34,462)
INVESTING ACTIVITIES:
Purchase of fixed assets	(406)	(168)	(23)
Purchase of intangible assets	(53,368)	(35)	(35)
Change in investment in current bank deposits	10,200	(2,069)	4,869
Purchase of financial assets at fair value through profit or loss	—	(4,325)	(6,976)
Proceeds from sale of financial assets at fair value through profit or loss	7,925	11,761	7,517
Net cash provided by (used in) investing activities	(35,649)	5,164	5,352
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	23,867	36,300	41,902
Exercise of options into ordinary shares	52	5	361
Proceeds from long-term borrowings, net of transaction costs	78,061	—	—
Increase in restricted cash	(20,000)	—	—
Decrease in restricted cash	4,000	—	—
Payment of principal with respect to lease liabilities	(1,610)	(796)	—
Repayment of payable in respect of intangible asset purchase	—	—	(500)
Net cash provided by financing activities	84,370	35,509	41,763
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	142	(76)	12,653
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	130	94	(103)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,023	29,005	16,455
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,295	29,023	29,005
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	414	753	728
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	6,654	251	—
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	2,930	2,805	—
Purchase of intangible assets posted as payable	24,619	—	—
Purchase of an intangible asset in consideration for issuance of shares	1,914	11,788	—

The accompanying notes are an integral part of these financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.  General:

1)   RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, after which the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012 and have been listed on the Nasdaq Global Market (“Nasdaq”) since July 20, 2018.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally, acquired through in-licensing or through co-promotion agreements. As of the date of approval of these financial statements, the Company commercializes in the U.S., Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company, Movantik®, for the treatment of opioid-induced constipation, and Aemcolo® (rifamycin), for traveler’s diarrhea.

On February 23, 2020, RedHill Inc. entered into an exclusive license agreement (the “License Agreement”) with AstraZeneca AB (“AstraZeneca”) pursuant to which AstraZeneca granted RedHill Inc. exclusive, worldwide (excluding Europe, Canada and Israel) commercialization and development rights to Movantik® (naloxegol). In addition, RedHill Inc. entered into a supply agreement (“Supply Agreement”) and a transitional services agreement (“TSA”) with AstraZeneca, pursuant to which AstraZeneca provides RedHill Inc. certain technology transfers and related materials for an agreed period to enable the Company to manufacture and distribute Movantik® through its own supply chain, as well as various other supporting services over certain agreed periods. On October 6, 2020, the parties amended the License Agreement to grant RedHill Inc. also the exclusive commercialization and development rights to Movantik® (naloxegol) in Israel. See note 16(a)(5).

3)   Through December 31, 2020, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities and borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of all of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months. See note 28 with respect to an offering completed by the Company subsequent to December 31, 2020.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The current COVID-19 pandemic has presented substantial public health and economic challenges around the world and specifically in the Company’s target markets in the U.S., affecting employees, patients, communities and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted at this stage. The Company took actions designed to mitigate the potential impact of the COVID-19 pandemic on its business operations and to date, the COVID-19 pandemic has not caused significant disruptions to the supply chain and the Company has sufficient supply on hand to meet U.S. commercial demand. A number of the Company’s commercial activities have been impacted by the COVID-19 pandemic, including some launch sales and marketing activities for Talicia® for H. pylori infection and Aemcolo® for travelers’ diarrhea. Although no major disruptions, other than manageable impact on its development and commercial activities, the Company continues to assess the potential impact of the COVID-19 pandemic on its business and operations, including on its sales, expenses, supply chain, financial resources and clinical trials. See also note 3 and note 11(b) regarding the impairment test performed by the Company.

b. Approval of the financial statements:

These financial statements were approved by the Board of Directors (the "BoD") on March 3, 2021.

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

e.    Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See also note (i)(3).

f.     Inventory

The Company’s inventory represents items purchased by the Company and held for sale in the ordinary course of business, as well as inventory in the process of production for a sale in the ordinary course of business or materials or supplies to be used in the production process, to the extent they are recoverable. The inventory is stated at the lower of cost or net realizable value. Cost of inventory is determined using the first-in, first-out method.

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

R&D assets are stated at cost and are not amortized. These assets are tested for impairment at least annually. At the time these assets will be available for use, they will be amortized over their useful lives.

Commercialization assets are stated at cost and are amortized on a straight-line basis over their useful economic life when they are available for use. These assets are subsequently carried at cost less accumulated amortization and impairment losses.

In determining the useful economic life of a commercialization asset, the Company considered, among other factors, the duration of the license, patent and regulatory data exclusivities of the product, anticipated duration of sales of the product following loss of exclusivity, and competitors in the marketplace.

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

2)    Research and development

Research expenses are recognized as an expense as incurred. An intangible asset arising from the development of the Company’s therapeutic candidates is recognized if all of the following conditions are met:

●	it is technically feasible to complete the intangible asset so that it will be available for use;
●	management intends to complete the intangible asset and use it or sell it;

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	there is an ability to use or sell the intangible asset;
●	it can be demonstrated how the intangible asset will generate probable future economic benefits; and
●	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available and costs associated with the intangible asset during development can be measured reliably.

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

a)Financial assets at amortized cost

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

Financial assets at amortized cost of the Company are included in trade receivables, and other receivables and bank deposits in the Statements of Financial Position.

b)Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss of the Company are assets not measured at amortized cost in accordance with (1)(a) above. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as noncurrent.

2)Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to the Company or delivered by the Company. Investments are initially recognized at fair value plus direct incremental transaction costs for all financial assets not recorded at fair value through profit or loss, except for trade receivables, that are recognized initially at the amount of consideration that is unconditional.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

3)Impairment

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

j.     Financial liabilities

Financial liabilities are initially recognized at their fair value minus transaction costs that are directly attributable to the issue of the financial liability and are subsequently measured at amortized cost.

The Company’s financial liabilities at amortized cost include: accounts payable, accrued expenses and other current liabilities, lease liabilities, borrowing, payable in respect of the intangible asset and royalty obligation.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

m.   Share-based payments

The Company operates several equity-settled, share-based compensation plans to employees (as defined in IFRS 2 “Share-Based Payments”) and service providers. As part of the plans, the Company grants employees and service providers, from time to time and at its discretion, options to purchase Company shares. The fair value of the employee and service provider services received in exchange for the grant of the options is recognized as an expense in profit or loss and is recorded as accumulated deficit within equity. For employees, the total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) is determined by reference to the fair value of the options granted at the date of grant. For service providers (including equity instruments granted in consideration for intangible assets, see note 16(a)(4)), the Company measures the awards based on the fair value of the asset or service received.

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

n.    Revenue from contracts with customers

The Company generated revenue in the years presented in these financial statements from product sales, including in-licensed products, and from promotional services provided in relation to third-party products.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)    Revenue from the sale of products

The Company sells products mainly to wholesale distributors. Revenue is recognized at a point in time when control over the product is transferred to the customer (upon delivery), at the net selling price, which reflects reserves for variable consideration, including discounts and allowances.

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

Rebates and patient discount programs. The Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. The Company estimates the allowance for these rebates and coupons based on historical and estimated utilization of the rebate and discount programs, at the time the revenues are recognized. These estimates are recognized as a reduction of revenue.

Product returns. The Company offers customers a right of return. The Company estimates the amount of product sales that may be returned by its customers and records this estimate as a reduction of revenue at the time of sale, based on historical rates of return, or, if such historical data is not available, the Company estimates product returns based on its own sales information, its visibility into the inventory remaining in the distribution channel and product dating. At the end of each reporting period, the Company may decide to constrain revenue for product returns based on information from various sources.

Principal versus agent considerations. When a third party is involved in providing goods or services to a customer, the Company analyzes whether the Company acts as a principal or an agent in the transaction, based on whether the Company obtains control of the product before it is transferred to the customer, using the indicators provided in IFRS 15, including: primary responsibility for fulfilling the promise to provide the products to its customers, inventory risk before and after transfer to the customers and discretion in establishing the selling price of each product. When determined to be the principal in the arrangements, the Company recognizes revenues in the gross amount it expects to be entitled in exchange for the products transferred to the customers.

2)    Revenue from promotional services

In 2020, the Company terminated the promotional agreements and recognized immaterial revenues from promotional services. In 2019 and 2018, the Company recognized revenue from promotional services as it satisfied its performance obligation over time, in an amount equal to the consideration

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

to which it expected to be entitled to, taking into consideration the constraint on variable considerations stipulated in IFRS 15.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

s.    Recently adopted pronouncements

Amendments to IFRS 3 'business combinations' - Definition of a Business ("the amendment").

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendment also provides an optional test - the concentration test. If substantially all of the fair value

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the acquired set of assets and activities are not considered a business. The Company applied the amendment to IFRS 3 prospectively as from January 1, 2020. See also note 16a(5) for the acquisition of Movantik®.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of financial statements requires management to make estimates which, by definition, will seldom equal the actual results and will affect the reported amounts in the Company’s consolidated financial statements and the accompanying notes. Some of the policies described in note 2 of the Company’s consolidated financial statements involve a high degree of judgment or complexity. The Company believes that the most critical accounting policies and significant areas of judgment and estimation are in:

●	Recognition and measurement of allowance for rebates and patient discount programs
●	Impairment reviews of intangible R&D assets
●	Estimated recoverable amount and useful economic life of the Aemcolo® asset.
●	Estimated useful economic life of the acquired assets in the Movantik® acquisition.

Recognition and measurement of allowance for rebates and patient discount programs

The Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. Rebates and discounts provided to the wholesalers and to the patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate and discount programs at the time the revenues are recognized.  The main estimates used in recognizing and measuring this allowance relate to the amount of products sold to customers not yet prescribed to patients (units “in the channel”) and the mix of rebate and discount programs estimated for future prescription utilization. The Company periodically evaluates it estimates against actual results and, if necessary, updates the estimates accordingly.

Impairment reviews of intangible R&D assets

The Company reviews annually or when events or changes in circumstances indicate the carrying value of the R&D assets may not be recoverable.

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using the estimated Company’s post-tax weighted average cost of capital (“WACC”) which is 17%.

The main estimates used in calculating the recoverable amount include: outcome of the therapeutic candidates R&D activities; probability of success in gaining regulatory approval, size of the potential market and the Company’s asset’s specific share in it and amount and timing of projected future cash flows.

Estimated recoverable amount and useful economic life of the Aemcolo® asset

The Aemcolo® asset was acquired in October 2019 in exchange of the Company’s ADSs and was recognized at fair value at the acquisition date. Following the outbreak of the COVID-19 pandemic and its significant impact on worldwide travel, the Company expects a continued decrease in U.S. outbound travel and the potential market for Aemcolo®, for traveler’s diarrhea, and therefore has recalculated the recoverable amount of the intangible asset related to Aemcolo®. The recoverable amount was determined using discounted cash

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

flow calculations where the asset’s expected post-tax cash flows are risk-adjusted (using WACC) over their estimated remaining useful economic life.

The main estimates used in calculating the recoverable amount include size of the potential market, the asset’s peak market share and the period in which it will be reached and the amount and timing of projected future cash flows. See note 11(b).

Moreover, the Company determined the asset’s useful economic life, over which the asset will be amortized on a straight-line from its acquisition. The main estimate used in determining the useful life was the anticipated duration of sales of the product after its patent expiration.

Estimated useful economic life of the acquired assets in the Movantik® acquisition

In connection with the agreements mentioned in note 1a(2) above, the Company accounted for the acquisition of rights to Movantik® as an asset acquisition. Since all acquired assets are intended to generate revenues from sales of Movantik® and have a similar useful life, the Company attributed this consideration to a single intangible asset representing the acquired rights to Movantik®. The Company determined the asset’s useful economic life, over which the asset will be amortized on a straight-line from its acquisition. The main estimate used in determining the useful life was the anticipated duration of sales of the product after its expected patent expiration.

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Financial risk management:

1)    Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risks (including foreign exchange risk and interest risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s results of operations and financial position.

Risk management is performed by the Chief Financial Officer of the Company who identifies and evaluates financial risks in close cooperation with the Company’s Chief Executive Officer.

The Company’s finance department is responsible for carrying out financial risk management activities in accordance with policies approved by its BoD. The BoD provides general guidelines for overall financial risk management, as well as policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments, and investment of excess cash. In order to minimize market risk and credit risk, the Company invests the majority of its cash balances in low-risk investments, such as (i) highly-rated bank deposits with terms of up to one-year term with exit points and (ii) a managed portfolio of select corporate bonds comprised of a diversified mix of highly-rated bonds. No more than 10% of the total value of the Company’s corporate bonds portfolio is invested in a single bond issuer.

(a)   Market risks

(i) The Company could be exposed to foreign exchange risk as a result of its payments to employees and service providers and investment of some liquidity in currencies other than the U.S. dollar (i.e., the Functional Currency). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the Functional Currency of the Company been

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized an additional expense of $3,000, $12,000, and $58,000 in profit or loss for the years ended December 31, 2020, 2019 and 2018, respectively. The foreign exchange risks associated with these balances are immaterial.

(ii) The Company’s main interest rate risk arises from long-term borrowing with interest on the outstanding loan computed as the 3-month USD LIBOR rate (hereinafter – the “LIBOR”), subject to a 1.75% floor rate, plus 8.2% fixed rate, which will be decreased to 6.7%, starting April 1, 2021. The Company regularly monitors the LIBOR, as well as the LIBOR forward curve. Based on that, the Company estimates that the 1.75% floor rate will remain effective (i.e. – LIBOR will remain below 1.75%) throughout the entire period of the borrowing and therefore the interest rate on this loan is effectively fixed.

In July 2017, the United Kingdom’s Financial Conduct Authority (“FCA”), which regulates LIBOR, announced its intention to stop compelling the group of major banks that sustain LIBOR to submit rate quotations after the end of 2021 (the “LIBOR Reform”). ICE Benchmark Administration Limited (IBA), the administrator of the LIBOR, intends to cease the publication of the LIBOR settings immediately following the LIBOR publication on June 30, 2023. The IBA noted that any publication of the LIBOR settings based on panel bank submissions beyond December 31, 2021, will need to comply with applicable regulations, including as to representativeness. Based on current information from panel banks, IBA anticipates there being a representative panel for the continuation of these USD LIBOR settings through to June 30, 2023. As described above and in note 15, the Company’s long-term borrowing, which matures in 2026, is linked to the LIBOR. It is unclear whether new methods of calculating LIBOR will be established or if alternative benchmark reference rates will be adopted. The borrowing agreement stipulates that if the administrator responsible for determining and publishing the LIBOR has made a public announcement identifying a date certain on or after which such rate shall no longer be provided or published, as the case may be, then the lender may, upon prior written notice to the Company, choose a reasonably comparable index or source to enable to preserve the current all-in yield (including interest rate margins, any interest rate floors and original issue discount, but without regard to future fluctuations of such alternative index). As mentioned above, and despite the LIBOR Reform, the Company estimates that the effective floor rate will remain 1.75% throughout the entire period of the borrowing.

(b)  Credit risk

Credit risk arises mainly from cash and cash equivalents and trade receivables. The Company estimates that since the liquid instruments are mainly invested with highly rated institutions, the credit and interest risks associated with these balances are low.

Credit risk of trade receivables is the risk that customers may fail to pay their debts. The Company manages credit risk by setting credit limits, performing controls and monitoring qualitative and quantitative indicators of trade receivable balances such as the period of credit taken and overdue payments. Customer credit risk also arises as a result of the concentration of the Company’s revenues with its largest customers. See also note 25(b).

The Company’s vast majority of sales is to three U.S.-based large wholesale customers, which their historical loss rate is practically zero. An immaterial amount of the trade receivable balance as of December 31, 2020, relates to U.S.-based smaller wholesale customers to whom the Company has only limited history of sales. Based on the above information, as well as analyzing if there is any relevant forward-looking information related to the Company’s

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

customers, the Company did not record a loss allowance for trade receivables as of December 31, 2020, and December 31, 2019.

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

As of December 31, 2020, the Company has generated revenues from commercialization and promotional activities, however, no sufficient revenue was generated to compensate for operating expenses and therefore the Company is exposed to liquidity risk.

The tables below break down the Company’s financial liabilities into relevant maturity groupings based on their contractual and estimated maturities. The amounts disclosed in the tables are the contractual and estimated undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities at 31 December 2020	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Accounts payable	11,553			11,553	11,553
Lease liabilities	1,985	4,210		6,195	5,517
Accrued expenses and other current liabilities	24,082			24,082	24,082
Borrowing	10,154	107,514	18,530	136,198	81,386
Payable in respect of intangible assets purchase	20,600	10,000		30,600	24,745
Royalty obligation	127	747	912	1,786	750
Contractual maturities of financial liabilities at 31 December 2019	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Accounts payable	4,184			4,184	4,184
Lease liabilities	1,052	3,117	385	4,554	3,815
Accrued expenses and other current liabilities	5,598			5,598	5,598
Royalty obligation	—	394	999	1,393	500

2)    Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, maintain optimal capital structure, and to reduce the cost of capital.

As discussed in note 15, the Credit Agreement contains a financial covenant requiring RedHill Inc. to maintain a minimum level of cash, as well as a covenant requiring it to maintain minimum net sales, beginning with the fiscal quarter ending June 30, 2022. As of December 31, 2020, the minimum level of cash, which relates to the term loans is $16 million. This amount is presented as restricted cash on the statement of financial position.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3)   Fair value estimation

The following is an analysis of financial instruments measured at fair value using valuation methods. The different levels have been defined as follows:

●	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);
●	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and
●	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

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

The following table presents Company assets and liabilities measured at fair value:

Level 1
U.S. dollars in thousands
December 31, 2020:
Assets -
Financial assets at fair value through profit or loss	481
December 31, 2019:
Assets -
Financial assets at fair value through profit or loss	8,500

The carrying amount of cash equivalents, current and non-current bank deposits, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

The fair values of the Borrowing and the Payable in respect of intangible assets purchase balances as of December 31, 2020, are approximately $94 million and $26.6 million. These fair values are based on discounted cash flows using a current borrowing rate.

The fair value of the Royalty obligation balance is not materially different from its carrying amount.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31,
	2020	2019
	U.S. dollars in thousands
Cash in bank	14,264	6,471
Short-term bank deposits	15,031	22,552
	29,295	29,023

The carrying amounts of the cash and cash equivalents approximate their fair values.

NOTE 6 - FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:

These financial assets as of December 31, 2020, represent a portfolio of marketable debt securities.

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

The fair value of the securities is based on their exchange market price at the end of each trading day and reporting period.

NOTE 7 - PREPAID EXPENSES AND OTHER RECEIVABLES:

	December 31,
	2020	2019

	U.S. dollars in thousands
Advance to suppliers	2,543	1,412
Discount from service provider	46	63
Prepaid expenses	2,298	413
Government institutions	634	356
	5,521	2,244

The fair value of other receivables, which constitute of financial assets, approximates their carrying amount.

NOTE 8 - INVENTORY:

	December 31,
	2020	2019
	U.S. dollars in thousands
Raw materials	1,792	1,590
Finished goods	4,734	292
	6,526	1,882

During the years ended December 31, 2020, and 2019, the Company recognized amounts of $5.2 million and $0.9 million, respectively, in inventory cost as part of cost of revenues.

Write-downs of inventories to net realizable value amounted to $0.4 million in 2020 and $0.1 million in 2019. These were recognized as an expense, included in cost of revenues in the statement of comprehensive loss.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - FIXED ASSETS:

The composition of assets and accumulated depreciation are grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2020	2019	2020	2019	2020	2019
	U.S. dollars in thousands
Office furniture and equipment (including computers)	753	534	479	324	274	210
Leasehold improvements	357	138	120	120	237	18
	1,110	672	599	444	511	228

NOTE 10 - LEASES:

Amounts recognized in the Statements of Financial Position:

	December 31, 2020	December 31, 2019

	U.S dollars in thousands
Right-of-use assets:
Properties	2,593	3,199
Vehicles	2,599	379
	5,192	3,578
Lease liabilities:
Current	1,710	834
Non-current	3,807	2,981
	5,517	3,815
*Additions to the right-of-use assets and lease liabilities during the year ended 2020 and 2019 were $2.9 million and $2.8 million, respectively.
Amounts recognized in the Statements of Comprehensive Loss:
	Year Ended December 31, 2020	Year Ended December 31, 2019
Depreciation charge of right-of-use assets
Properties	607	524
Vehicles	948	370
	1,555	894
Interest expense (included in financial expenses)	574	390

*Expense relating to short-term leases and expense relating to leases of low-value assets are immaterial.

**The total cash outflow for leases in 2020 and 2019 was $2 million and $1 million, respectively.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - INTANGIBLE ASSETS:

a.    The Company’s intangible assets represent in-licenses of R&D assets and Commercialization assets (rights related to Movantik® and Aemcolo®). The changes in those assets are as follows:

	Year Ended December 31,
	2020	2019
	U.S. dollars in thousands
R&D assets:
Cost:
Balance at beginning of year	5,355	5,320
Additions during the year	402	35
Amortization charges	(50)	—
Balance at end of year	5,707	5,355
Commercialization assets:
Cost:
Balance at beginning of year	11,572	—
Additions during the year see notes 16(a)(4)-16(a)(6)	77,585	11,788
Amortization and impairment charges see (b) below	(6,985)	(216)
Balance at end of year	82,172	11,572
	87,879	16,927

The Company estimated the useful life of assets related to Movantik® and Aemcolo® at 10.5 years and 11 years, respectively, from the dates of each asset’s acquisition (April 2020 and October 2019, respectively). Moreover, the Company estimated the useful life of the asset related to Talicia® at approximately 15 years from its marketing approval date (November 2019). For further details regarding the intangible assets see notes 2h, 3, and 16.

b.    Intangible assets impairment:

Following the outbreak of the COVID-19 pandemic and its significant impact on worldwide travel, the Company expects a continued decrease in U.S. outbound travel and the potential market for Aemcolo®, for traveler’s diarrhea, and therefore has recalculated the recoverable amount of the intangible asset related to Aemcolo®. During the year ended 2020, the Company adjusted the recoverable amount to approximately $9.8 million and recognized an impairment loss of $0.8 million. The significant changes in assumptions are related to an expected decrease in the size of the potential market from 2020 through 2023, as well as a change in the WACC used to discount the asset’s cash flows from 15.4% as of December 31, 2019, to 17.2% as of the date of the recalculation on March 31, 2020. The impairment loss was recognized under Cost of Revenues in the Consolidated Statements of Comprehensive Loss, and it is attributable in full to the Commercial Operations segment.

As of December 31, 2020, the Company determined that there is no indication for additional impairment with respect to the Aemcolo® product and therefore no additional assessment was required for this asset.

As there were no indicators for impairment of any of the other amortized intangible assets, the Company did not specifically evaluate their recoverable amounts.

NOTE 12 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.    Labor laws and agreements in Israel require the Company to pay severance pay and/or pensions to an employee dismissed or retiring from their employment in certain circumstances.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.   The Company’s pension liability and the Company’s liability for payment of severance pay for employees in Israel for whom the liability is within the scope of Section 14 of the Severance Pay Law, is covered by ongoing deposits with defined contribution plans. The amounts deposited are not included in the Statements of Financial Position.

The amounts charged as an expense with respect to defined contribution plans in 2020, 2019, and 2018 were $214,000, $184,000, and $182,000, respectively.

NOTE 13 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

	December 31,
	2020	2019

	U.S. dollars in thousands
Accrued expenses	18,972	2,996
Employees and related liabilities	4,963	1,228
Government institutions	147	107
	24,082	4,331

NOTE 14 - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenue:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2020	1,001	266	1,267
Increases	56,669	2,469	59,138
Decreases (utilized)	(40,656)	(772)	(41,428)
Adjustments	(634)	-	(634)
As of December 31, 2020	16,380	1,963	18,343

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2019	573	385	958
Increases	2,485	303	2,788
Decreases (utilized)	(2,057)	(72)	(2,129)
Adjustments	-	(350)	(350)
As of December 31, 2019	1,001	266	1,267

NOTE 15 – BORROWING:

a.   General

On February 23, 2020 (“Closing Date”) RedHill Inc. entered into a credit agreement and certain security documents (the “Credit Agreement”) with HCR Collateral Management, LLC (“HCRM”).

Under the terms of the Credit Agreement, RedHill Inc. received on March 12, 2020, a $30 million term loan to support its commercial operations. On March 31, 2020, RedHill Inc. received an additional $50 million term loan to fund the acquisition of rights to Movantik® from AstraZeneca.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For each quarter for the period from January 1, 2021, to December 31, 2029, HCRM will receive royalties of 4% of the Company’s worldwide net revenues, subject to a $75 million cap per annum, as well as interest on the outstanding term loan to be computed as the 3-month LIBOR rate (“LIBOR”), subject to a 1.75% floor rate, plus 8.2% fixed rate, which will be decreased to 6.7% starting April 1, 2021.

The term loans mature in six years with no principal payments required in the first three years. In case certain net revenue targets are not met, principal payments will be accelerated and commence following the two-year anniversary of the Closing Date. The term loans can be prepaid at RedHill Inc.’s discretion, subject to customary prepayment fees, which decrease over time. Upon the prepayment or repayment of all or any portion of the term loans, RedHill Inc. will pay HCRM 4% on the principal amount of the term loan being repaid or prepaid as an exit fee.

The borrowings under the Credit Agreement are secured by a first priority lien on substantially all of the current and future assets of RedHill Inc., all assets related in any material respect to Talicia®, and all of the equity interests in RedHill Inc. The Credit Agreement also restricts the ability of RedHill Inc. to make certain payments, including paying dividends, to the Company prior to the full repayment of the term loan facility.

The Credit Agreement contains certain customary affirmative and negative covenants, which were all met as of December 31, 2020. The Credit Agreement also contains a financial covenant requiring RedHill Inc. to maintain a minimum level of cash, as well as a covenant requiring it to maintain minimum net sales, beginning with the fiscal quarter ending June 30, 2022. The minimum level of cash is relative to the amount borrowed under the term loan facility.

The Credit Agreement contains defined events of default, in certain cases subject to a grace period, following which the lenders may declare any outstanding principal and unpaid interest immediately due and payable.

As of December 31, 2020, the minimum level of cash, which relates to the term loans is $16 million. This amount is presented as restricted cash on the statement of financial position.

b. Accounting treatment

A financial liability is recognized for each tranche upon drawdown, at the amount drawn less transaction costs attributable to that tranche.

Upon initial recognition, the effective interest rate is calculated by estimating the future cash flows throughout the expected life of that tranche, taking into account the transaction costs allocated to each tranche. The Company determined that the basis of the royalty payments due to HCRM, the Company’s worldwide net revenues, is a non-financial variable and specific to the Company.

Moreover, the royalty feature is an integral part of the terms and conditions of the term loans and cannot be transferred or settled separately from the term loan. Therefore, the royalties feature is not classified separately, does not meet the definition of a derivative, and is not measured separately. Instead, the royalty feature and other net revenues features are taken into account in estimating the effective interest rate.

Determining the weighted effective interest rate requires certain judgment related to the estimation of the timing and amounts of the Company’s future worldwide net revenues.

The weighted effective interest rate on the Closing Date was approximately 16.5%.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Each tranche drawn down is subsequently measured at amortized cost. The effective interest rate is re-estimated at each interest rate determination date, as defined in the Credit Agreement, by updating per the LIBOR, if needed, taking into account the LIBOR floor (that is considered to be closely related to the host debt contract and is not separated from the host debt).

Furthermore, revisions to estimated amounts or timing of future cash flows, if needed, shall adjust the amortized cost of each tranche drawn down to reflect the present value of actual and revised estimated contractual cash flows, discounted using the original effective interest rate (adjusted for changes in the LIBOR, as described above). The adjustment will be recognized in profit or loss as a financial income or expense.

As described above, the Credit Agreement contains a financial covenant requiring the Company to maintain a level of cash liquidity, on any business day from the Closing Date to the maturity date, in accounts that are subject to HCRM’s control. Therefore, the amounts of minimum cash and cash equivalents are excluded from cash and cash equivalents in the Statements of Financial Position and the Statements of Cash Flows. Instead, these amounts are presented as restricted cash in the Statements of Financial Position and the movements in this restricted cash are presented as financing activities in the Statements of Cash Flows. The minimum cash amounts are restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period and therefore are presented as non-current assets until 12 months prior to the term loan maturity dates.

Further details of the Company’s exposure to risks arising from the Credit Agreement, as well as maturities and fair value information, are set out in note 4.

NOTE 16 - COMMITMENTS:

a.   Agreements to purchase intellectual property and commercial products:

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

Through December 31, 2020, the Company has paid the Australian company in total $1.5 million, as mentioned above.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)   On June 30, 2014, the Company entered into an agreement with a German company that granted the Company the exclusive worldwide (excluding China, Hong Kong, Taiwan, and Macao) development and commercialization rights to all indications to a therapeutic candidate. Under the terms of the agreement, the Company paid the German company an upfront payment of $1 million and agreed to pay the German company potential tiered royalties, less certain deductible amounts, as detailed in the agreement, ranging from mid-teens and up to 30%. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2020, the Company has paid the German company only the initial amount mentioned above.

3)   On March 30, 2015, the Company entered into an agreement with a U.S.-based private company that granted the Company the exclusive worldwide development and commercialization rights for all indications to a therapeutic candidate, and additional intellectual property rights, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, the Company undertook to pay the U.S. company an initial amount of $1.5 million and an additional amount of $2 million to be paid on a specific date. In addition, the Company undertook to pay up to $2 million in potential development milestone payments, and potential tiered royalties on revenues, less certain deductible amounts starting in the low double-digits, as detailed in the agreement. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2020, the Company paid the U.S. company a total of $3 million.

Following an amendment to the agreement from February 2018, during December 2018, the Company elected to convert the current payment of the remaining $0.5 million into increased future potential royalty payments. As of December 31, 2020, and December 31, 2019, the Company recognized an amount of $0.75 million and $0.5 million, respectively, as a non-current liability with respect to the increase in potential royalty payments.

4)   On October 17, 2019, the Company entered into a strategic collaboration with Cosmo Pharmaceuticals N.V. (“Cosmo”), which includes an exclusive license agreement for the U.S. rights to Aemcolo® and a simultaneous private investment by Cosmo.

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

With respect to this agreement, the Company measured the commercialization rights based on their fair value (approximately $11.8 million, as of the date of the acquisition) with a corresponding credit to equity. See also note 11(b).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5)   Movantik® acquisition:

1. General

In connection with the agreements mentioned in note 1a(2), on April 1, 2020 (“Effective Date”), RedHill Inc. made an upfront payment of $52.5 million to AstraZeneca, and the License Agreement, the Supply Agreement and the TSA became effective. Under the terms of the License Agreement, as amended on July 14, 2020, RedHill Inc. agreed to pay a further non-contingent payment of $15.5 million in December 2021. See note 28 (e) regarding with regard to an amendment to the License Agreement subsequent to December 2020.

RedHill Inc. will also assume responsibility for sales-based royalty, currently at a rate of 20%, as well as sales-based potential milestone payments that AstraZeneca is required to pay to Nektar Therapeutics (“Nektar”), the originator of Movantik®. The Company considers the likelihood of having to pay the milestone payments or increased royalties as negligible.

In addition, AstraZeneca transferred on the Effective Date to RedHill Inc. a co-commercialization agreement with Daiichi Sankyo, Inc. (“DSI”) for Movantik® in the U.S, according to which, RedHill Inc. would share costs and pay sales-based payments to DSI under that agreement. Effective July 1, 2020, RedHill Inc. and DSI replaced this agreement with a new royalty-bearing agreement. See note 16(a)(6) below. On October 6, 2020, the parties amended the License Agreement to grant RedHill Inc. also the exclusive commercialization and development rights to Movantik® (naloxegol) in Israel.

Under its Supply Agreement with AstraZeneca used in connection with its commercialization of Movantik®, RedHill Inc. undertook an obligation for future purchase of API, bulk tables and finished goods. As of December 31, 2020, the total consideration for such purchase is approximately $25 million. RedHill Inc. expects to purchase the inventory, in the regular course of business, as part of its ongoing commercialization of Movantik®.

Under the terms of the License Agreement, RedHill Inc. assumes responsibility over the Abbreviated New Drug Application litigations initiated by AstraZeneca and Nektar against Apotex, Inc. and Apotex Corp. (together “Apotex”) and against MSN Laboratories (“MSN”) in December 2018 and against Aurobindo Pharma U.S.A (“Aurobindo”) in November 2019, in the United States District Court for the District of Delaware. In the complaints, it is alleged that the generic companies’ versions of Movantik®, if approved and marketed, would infringe a Movantik®-related patent set to expire in April 2032 (U.S. Patent No. 9,012,469). There exist other Orange Book-listed patents covering Movantik®, the last of which to expire is U.S. Patent No. 7,786,133 (expected expiry in September 2028), which have not been challenged by the generic companies.

2. Accounting treatment

The Company, in accordance with IFRS 3 – Business Combinations and IAS 38 – Intangible Assets, accounted for the acquisition of rights to Movantik® as an asset acquisition, that does not constitute a business, for the following considerations:

(a) The Supply Agreement provides RedHill Inc. with the ability to purchase finished products and materials from AstraZeneca during a transition period at approximately fair value, without acquiring AstraZeneca's organized workforce or existing processes required to manufacture Movantik®. That is, RedHill Inc. does not purchase an in-place manufacturing process nor any specialized equipment required for the manufacturing process, but instead, the purpose of the Supply Agreement is to enable RedHill Inc. to establish its own manufacturing capabilities, whether directly or through a

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

third party, that would also require obtaining relevant regulatory approvals, which presumably will take a significant period of time.

(b)	The TSA is intended to allow a smooth transition of the different activities related to Movantik® for a relatively short period and is not intended for RedHill Inc. to acquire AstraZeneca's organized workforce, supply chain or distribution processes. The TSA had terminated on September 30, 2020.
(c)	In addition, the Company determined that the concentration test under the new definition of a business is met, since substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. (the rights to produce and sell Movantik®). Therefore, the Movantik® acquisition does not represent a business combination, rather than an asset acquisition.

The total acquisition consideration, including upfront payment, discounted present value of the deferred payment and directly attributable transaction costs amounted to approximately $65 million. Since all acquired assets are intended to generate revenues from sales of Movantik® and have a similar useful life, the Company attributed this consideration to a single intangible asset representing the acquired rights to Movantik®. The intangible asset shall be amortized commencing the Effective Date on a straight-line basis over its useful life, which was estimated at approximately 10.5 years from the Effective Date.

With respect to sales-based royalties and milestone payments aforementioned, the Company applied an accounting policy, pursuant to which these variable payments shall not be included in the initial measurement of the cost of the intangible asset acquired, as they are not a present obligation of RedHill Inc. The sales-based royalties are expensed as incurred and recognized under Cost of Revenues.

Through September 30, 2020, AstraZeneca provided, among other services, Sales Order-To-Cash (SOTC) services. During this period, AstraZeneca remitted to RedHill Inc. the Sales Margin, as defined in the TSA, for the products sold and RedHill Inc. paid a fee of 4.5% of Net Revenues, as well as non-sales-based fees and out-of-pocket costs for the services rendered. The Company determined that AstraZeneca does not control the product before it is transferred to the end customers (the wholesalers) since Redhill Inc. has the significant risks and rewards of holding the product rather than AstraZeneca. In addition, RedHill Inc. is primarily responsible for fulfilling the obligation to provide Movantik® to customers, including for acceptability. Moreover, RedHill Inc. bears the inventory risk and has discretion over pricing and discounts and AstraZeneca has limited ability in entering into new agreements with customers or changing commercial terms of existing agreements. Therefore, the Company concluded that RedHill Inc. is a principal in providing Movantik® during the SOTC period, and it recognized revenues in the gross amount of consideration to which it expects to be entitled in exchange for the finished products transferred to the customers (the wholesalers). The fees and out-of-pocket costs shall be expensed as incurred. Starting October 1, 2020, AstraZeneca no longer provided the abovementioned services.

6)   As described in note 16a(5) above, as part of the Movantik® transaction, the Company undertook the pre-existing co-commercialization agreement with DSI, under which the Company and DSI share certain costs while paying DSI a significant share from its sales volume of Movantik®.

Effective July 1, 2020, RedHill Inc. and DSI replaced the co-commercialization agreement with a new royalty-bearing agreement, under which RedHill Inc. bears all responsibilities and costs for commercializing Movantik® in the U.S. During the term of this new agreement, RedHill Inc. will pay DSI a mid-teen royalty rate on net sales of Movantik® in the U.S. in addition to $5.1 million in December 2021 and $5 million in July of each of the years 2022 and 2023. Concurrently, the

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company also entered into a security purchase agreement, under which DSI received 283,387 ADSs as a partial consideration in relation to Movantik®.

The Company recognized an intangible asset in the amount of approximately $12.5 million. This amount includes approximately $10.5 million for the present value of the above-mentioned payments, recognized against a corresponding financial liability and approximately $2 million for the ADSs issued to DSI.

The intangible asset recognized has similar estimated useful life as the intangible asset discussed in note 16a(5) above and shall be amortized on a straight-line basis over its useful life.

b.   Payroll Protection Program:

In April 2020, RedHill Inc. received a loan of approximately $2.3 million under the U.S. Small Business Administration Payroll Protection Program (“PPP”) which was created under the Coronavirus Aid, Relief and Economic Security Act. The loan has a term of two years and bears a fixed interest rate of 1% per annum, with the initial six months of interest deferred. Under the PPP, repayment of the loan, including interest, may be forgiven based on payroll expenses, rent, utilities and other qualifying expenses incurred in the eight weeks following receipt of the loan, provided that RedHill Inc. will adhere to specific requirements outlined in the PPP. The Company estimates that there is reasonable assurance that RedHill Inc. will comply with the conditions associated with forgiveness of the loan and that the loan will be forgiven, and therefore accounted for the PPP loan as a government grant, recognizing it in the statements of comprehensive loss, as a reduction of sales and marketing and general and administration expenses.

NOTE 17 - INCOME TAX:

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

2)   Tax rates

The net income of the Company is subject to the Israeli corporate tax rate. Israeli corporate tax rates for 2020, 2019, and 2018 were 23%.

b.   U.S. subsidiary:

The Company’s subsidiary is incorporated in the U.S and is taxed under U.S. tax laws. The applicable corporate tax rates is 21% since 2018 and thereafter.

As a general rule, inter-company transactions between the Israel-resident Company and its U.S-resident subsidiary are subject to the reporting provisions of the Income Tax Regulations, section 85-A, 2006 of the Israeli Tax Ordinance of the Israeli Tax Ordinance.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c.   Carryforward losses:

As of December 31, 2020, the Company had net operating loss (“NOLs”) carried forward of approximately $190 million. Under Israeli tax laws, carryforward tax losses have no expiration date.

As of December 31, 2020, the U.S. subsidiary had a net operating loss carryforward of approximately $64 million, of which approximately $10 million expires in 2037, and approximately $54 million does not expire, but is limited to offset 80% of the net income in the year it is utilized.

Under U.S. tax laws, for NOLs arising after December 31, 2017, the 2017 Act limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income. In addition, NOLs arising after 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018, will not be subject to the foregoing taxable income limitation and will continue to have a two-year carryback and twenty-year carryforward period. Furthermore, in accordance with Coronavirus Aid, Relief, and Economic Security Act (CARES Act) of 2020, losses from tax years beginning in 2018, 2019 or 2020 can be carried back 5 years.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.  The Company has not created deferred taxes on its carryforward losses since their utilization is not expected in the foreseeable future.

d.   Deductible temporary differences:

The amount of cumulative deductible temporary differences, other than carryforward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the Statements of Financial Position as of December 31, 2020, and 2019, were $12 million and $17 million, respectively. These temporary differences have no expiration dates.

e.   Tax assessments:

The Company has not been assessed for tax purposes since its incorporation. The Company’s tax assessments for 2015 are therefore considered final.

NOTE 18 - SHARE CAPITAL:

a.  Composition:

Company share capital is composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31,
	2020	2019
	In thousands
Authorized ordinary shares	794,000	594,000
Authorized preferred shares (reserved)	6,000	6,000
Issued and paid ordinary shares	383,981	352,696

In May 2018, a general meeting of the Company’s shareholders approved the increase of the authorized share capital of the Company to 600,000,000 ordinary shares. In June 2019, a general meeting of the Company’s shareholders approved to amend the Company's registered share capital

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

into (i) 594,000,000 ordinary shares, par value NIS 0.01 each, and (ii) 6,000,000 preferred shares, par value NIS 0.01 each.

In May 2020, a general meeting of the Company’s shareholders approved the increase of the authorized share capital of the Company to 800,000,000 ordinary shares. Consisting of 794,000,000 Ordinary Shares, NIS 0.01 par value per share and 6,000,000 preferred shares, NIS 0.01 par value per share.

b.    During 2020, the Company sold 2,837,038 ADSs under an “at-the-market” equity offering program (“ATM program”) at an average price of $8.62 per ADS. Net proceeds to the Company, following issuance expenses of approximately $0.6 million, were approximately $23.8 million. The sales are under the Company's sales agreement with SVB Leerink LLC (“Leerink”) which provides that, upon the terms and subject to the conditions and limitations in the sales agreement, the Company may elect from time to time, to offer and sell its ADSs having aggregate gross sales proceeds of up to $60 million through the ATM program, under which Leerink acts as the sales agent. The issuance and sale of ADSs by the Company under the ATM program are being made pursuant to the Company’s shelf registration statement declared effective on July 31, 2018.

c.    During 2020 and 2019, the Company issued 8,156 ADSs and 8,750 ordinary shares for $52,000 and $5,000, respectively, resulting from exercises of options that had been issued to employees, of the Company.

d.   In July 2020, as part of the transaction described in note 16a(6) above, the Company entered into a security purchase agreement with DSI and subsequently issued to DSI 283,387 ADSs for approximately $2 million.

e.    In October 2019, the Company, under the strategic collaboration discussed in note 16(a)(4), issued 5,185,715 ADSs to Cosmo for proceeds in cash of $36.3 million and 1,714,286 ADSs to Cosmo Technologies Ltd, a wholly-owned subsidiary of Cosmo, as an upfront payment for the U.S commercialization rights of Aemcolo®.

f.     In December 2018, the Company completed an underwritten offering in the U.S. of an aggregate of 2,857,143 ADSs for gross proceeds to the Company of approximately $20 million. Net proceeds to the Company from the offering, following underwriting commissions and other offering expenses, were approximately $18.4 million.

g.    In August 2018, the Company completed an underwritten offering in the U.S. of an aggregate of 4,166,667 ADSs for gross proceeds to the Company of approximately $25 million. Net proceeds to the Company from the offering, following underwriting commissions and other offering expenses, were approximately $23.5 million.

NOTE 19 - SHARE-BASED PAYMENTS:

On May 30, 2010, a general meeting of shareholders approved the option plan of the Company (the “Option Plan”), after being approved by the BoD. In 2017 the Option Plan was amended and restated as the 2010 Award Plan (the “Award Plan”). As of December 31, 2020, the Award Plan allows the Company to allocate up to 59,206,448 options to purchase ordinary shares to employees, consultants, and directors and are reserved by the BoD for issuance under the Award Plan. The terms and conditions of the grants were determined by the BoD and are according to the Award Plan.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a.   The following is information on options granted in 2020:

	Number of options granted in ADSs
	According to the Award Plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than to			ADS ($)	grant in U.S. dollars
Date of grant	directors (1)	To directors (1)(2)	Total		in thousands (3)
January 2020	95,000	—	95,000	6.60	243
February 2020	52,500	—	52,500	6.05	119
March 2020	285,000	144,000	429,000	4.87	970
May 2020	143,000	75,000	218,000	7.50	831
June 2020	767,500	—	767,500	7.72	2,671
July 2020	12,500	—	12,500	7.69	45
August 2020	55,500	—	55,500	8.72	264
November 2020	21,000	—	21,000	10.20	90
	1,432,000	219,000	1,651,000		5,233

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

The options are exercisable into the Company’s ADSs.

2)   The general meeting of the Company’s shareholders held on May 4, 2020 (the “May 2020 AGM”), subsequent to approval of the Company’s BoD, approved the grant of 219,000 options under the Company’s Award Plan, to directors and to the Company's Chief Executive Officer.

3)   The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company’s ADSs: $4.28 - $9.19, expected volatility: 57.73% - 63.63%, risk-free interest rate: 0.64% - 1.51% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates. the expected volatility assumption used in based on the historical volatility of the Company’s ordinary share.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.    The following is information on options granted in 2019:

	Number of options granted in ADSs

	According to the Award Plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than to			Ads	grant in U.S. dollars
Date of grant	directors (1)	To directors (1) (2)	Total	$)	in thousands (3)
February 2019	158,000	—	158,000	8.90	628
May 2019	564,000	—	564,000	9.20	2,433
June 2019	—	187,500	187,500	9.20	641
July 2019	43,500	—	43,500	8.00	173
September 2019	35,000		35,000	8.00	150
November 2019	60,000		60,000	7.60	195
December 2019	137,000		137,000	6.90	451
	997,500	187,500	1,185,000		4,671

1)	The options vesting terms are as described in note 19(a)(1) above.

2)   The general meeting of the Company’s shareholders held on June 24, 2019 (the “June 2019 AGM”), subsequent to approval of the Company’s BoD, granted 187,500 options under the Company’s Award Plan, to the Company’s directors and to the Chief Executive Officer.

3)   The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company’s ordinary share: $6.1 - $8.3 expected volatility: 57.48% - 58.27%, risk-free interest rate: 1.63% - 2.67% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates. the expected volatility assumption used based on the historical volatility of the Company’s ordinary share.

c.    Changes in the number of options in ADSs and weighted averages of exercise prices are as follows:

	Year Ended December 31,
	2020		2019
		Weighted		Weighted
		average of		average of
	Number of	exercise	Number of	exercise
	options	price ($)	options	price ($)
Outstanding at beginning of year	4,050,898	10. 3	2,936,024	10.50
Exercised	(8,156)	6.38	(875)	6.10
Expired and forfeited	(264,939)	9.65	(69,250)	10.30
Granted	1,651,000	6.90	1,185,000	8.70
Outstanding at end of year	5,428,803	9.08	4,050,898	10.3
Exercisable at end of year	3,178,317	10.19	2,490,292	11.40

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.    The following is information about the exercise price and remaining useful life of outstanding options at year-end:

Year Ended December 31,
2020			2019
Number of			Number of
options		Weighted	options		Weighted
outstanding		average of	outstanding		average of
at end of	Exercise price	remaining	at end of	Exercise price	remaining
year	range	useful life	year	range	useful life
5,428,803	$5.6-$16.1	5.9	4,050,898	$5.6-$16.1	5.2

e.    Expenses recognized in profit or loss for the options are as follows:

Year Ended December 31,
2020	2019	2018
U.S. dollars in thousands
4,202	3,027	2,678

The remaining compensation expenses as of December 31, 2020, are $4.5 million and will be expensed in full by September 2024.

NOTE 20 - NET REVENUES:

	Year Ended December 31,
	2020	2019	2018
	U.S dollars in thousands
Movantik® revenues	59,356	—	—
Other revenues (1)	5,003	6,291	8,360
	64,359	6,291	8,360

1)	During the years 2019 and 2018, $3.1 million and $3.7 million, respectively, were attributed to the promotional services, and $3.2 million and $4.7 million, respectively, were attributed to commercialization of products. In 2020, the Company terminated the promotional agreements and recognized immaterial revenues from promotional services.

NOTE 21 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
Payroll and related expenses	636	623	552
Professional services and consulting fees	1,752	2,345	2,297
Share-based payments	883	671	872
Clinical and pre-clinical trials	12,569	12,840	20,373
Intellectual property development	298	317	290
Other	353	623	478
	16,491	17,419	24,862

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 - SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES:

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
Payroll and related expenses	20,756	9,335	7,540
Share-based payments	1,464	941	575
Professional services	18,957	3,680	1,626
Samples	438	178	—
Travel, fleet, meals and related expenses	5,729	2,193	1,822
Office-related expenses	957	789	495
Other	984	1,217	428
	49,285	18,333	12,486

NOTE 23 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
Payroll and related expenses	11,159	4,903	3,880
Share-based payments	1,855	1,415	1,231
Professional services	9,132	3,479	1,461
Medical affairs	1,052	299	—
Office-related expenses	1,168	585	547
Other	1,009	800	387
	25,375	11,481	7,506

NOTE 24 - FINANCIAL (INCOME) EXPENSES, net:

	Year Ended December 31,
	2020	2019	2018

	U.S dollars in thousands
Financial income:
Fair value gains on derivative financial instruments	—	344	104
Gains on financial assets at fair value through profit or loss	94	474	295
Gains from changes in exchange rates	—	74	—
Interest from bank deposits	176	443	279
	270	1,335	678
Financial expenses:
Interest and finance charges for lease liabilities	405	390	—
Loss from changes in exchange rates	9	—	125
Interest expenses related to borrowing and payable in respect of intangible assets purchase	12,045	—	—
Other	300	48	42
	12,759	438	167
Financial (income) /expenses, net	12,489	(897)	(511)

(

NOTE 25 - SEGMENT INFORMATION:

The Company has two segments, Commercial Operations and Research & Development. In line with the reporting to the Chief Executive Officer, the performance of these segments is reviewed at revenues,

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

a.   Segment information

	Year Ended December 31,
	2020
December 31, 2020:	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands
Net revenues	64,359	—	64,359
Cost of revenues	36,892	—	36,892
Gross profit	27,467	—	27,467
Research and development expenses, net	—	16,491	16,491
Selling, marketing, and business development expenses	47,468	1,817	49,285
General and administrative expenses	17,597	7,778	25,375
Operating loss	37,598	26,086	63,684

	Year Ended December 31,
	2019
	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands
Net revenues	6,291	—	6,291
Cost of revenues	2,259	—	2,259
Gross profit	4,032	—	4,032
Research and development expenses, net	—	17,419	17,419
Selling, marketing, and business development expenses	16,854	1,479	18,333
General and administrative expenses	5,173	6,308	11,481
Operating loss	17,995	25,206	43,201

	Year Ended December 31,
	2018
	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands
Net revenues	8,360	—	8,360
Cost of revenues	2,837	—	2,837
Gross profit	5,523	—	5,523
Research and development expenses, net	—	24,862	24,862
Selling, marketing, and business development expenses	11,329	1,157	12,486
General and administrative expenses	2,795	4,711	7,506
Operating loss	8,601	30,730	39,331

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.   Major customers

The following table represent the percentages of total net revenues from the major customers:

	Year Ended December 31,
	2020	2019	2018
Customer A	35%
Customer B	28%
Customer C	35%	10%
Customer D		45%	42%
Customer E		18%	46%

The Company’s revenues were entirely in the U.S. and the payment terms for all customers are 30 to 60 days.

c.   Segment assets

The Company’s non-current assets located in Israel as of December 31, 2020, amount to $7.5 million (mainly Intangible assets- $5.7 million and Right-of-use assets - $1.4 million). The remainder of the consolidated non-current assets as of December 31, 2020, equal to $102.3 million, are located in the U.S (consisting mainly of Intangible assets- $82.2 million, Restricted Cash - $16 million and Right-of-use assets - $3.8 million).

NOTE 26 - LOSS PER ORDINARY SHARE:

a.	Basic

The basic loss per share is calculated by dividing the loss by the weighted average number of ordinary shares in issue during the period.

The following is data taken into account in the computation of basic loss per share:

	Year Ended December 31,
	2020	2019	2018
Loss (U.S. dollars in thousands)	76,173	42,304	38,820
Weighted average number of ordinary shares outstanding during the period (in thousands)	364,276	296,922	231,204
Basic loss per share (U.S. dollars)	0.21	0.14	0.17

b.	Diluted

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 - RELATED PARTIES:

a.    Key management in 2020 includes members of the Board of Directors, including the Company’s Chief Commercial Officer and Chief Executive Officer:

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
Key management compensation:
Salaries and other short-term employee benefits	1,526	876	734
Post-employment benefits	61	43	36
Share-based payments	710	468	510
Other long-term benefits	33	26	26

b.    Balances with related parties:

	December 31,
	2020	2019

	U.S. dollars in thousand
Current liabilities -
Credit balance in “accrued expenses and other current liabilities”	484	175

NOTE 28 - EVENTS SUBSEQUENT TO DECEMBER 31, 2020:

a.	In January 2021, the Company completed an underwritten bought deal offering of 3,188,776 ADSs for gross proceeds to the Company of approximately $25 million. Net proceeds to the Company from the offering, following underwriting commissions and other offering expenses, were approximately $23.1 million.
b.	In March 2021, the Company completed an underwritten bought deal offering of 4,647,433 ADSs for gross proceeds to the Company of approximately $37 million. Net proceeds to the Company from the offering, following underwriting commissions and other offering expenses, were approximately $34.8 million.
c.	During 2021 the Company issued 428,421 ADSs for $3.5 million, resulting from exercises of options that had been issued to employees, consultants, and the Chief Executive Officer of the Company.
d.	On February 22, 2021, Aether Therapeutics Inc., filed a complaint against the Company in the United States District Court for the District of Delaware ("Aether Litigation"). The complaint asserts that the Company's marketing of the Movantik® product infringes U.S. Patent Nos. 6,713,488, 8,748,448, 8,883,817 and 9,061,024 held by Aether Therapeutics Inc., or the Aether Patents. Aether has asserted the Aether Patents against other entities previously involved in the marketing of the Movantik® product. The complaint requests customary remedies for patent infringement, including (i) a judgment that the Company has infringed, contributed to and induced infringement of the Aether patents, (ii) damages, (iii) attorneys’ fees and (iv) costs and expenses. the Company intends to vigorously defend itself against these claims. Given the early stage of the Aether Litigation, the Company is unable to predict the likelihood of success of the claims of Aether Therapeutics Inc. or to quantify any risk of loss.
e.	On March 11, 2021, RedHill Inc and AstraZeneca signed an amendment to the License Agreement. Pursuant to the amendment, the $15.5 million payment due in December 2021 and contemplated in note 16(a)(5) will be adjusted to gradual payments starting in March 2021 and ending in December 2022, totaling $16 million.