Form 20-F
period 2021-12-31
RedHill Biopharma Ltd.
filed 2022-03-17
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 526,842,294 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ◻   No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes ◻   No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No   ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒    No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer ,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻ Emerging growth company ☐

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

Standards Board ☒   Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☒

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd., a limited liability company incorporated under the laws of the State of Israel, and its direct and indirect subsidiaries, including RedHill Biopharma Inc. (“RedHill U.S.”), a wholly-owned subsidiary incorporated in Delaware. The term “including” means “including but not limited to”, whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of March 16, 2022 ($1 = NIS 3.263). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	our ability to obtain additional financing;
●	the commercialization and market acceptance of our commercial products;
●	our ability to generate sufficient revenues from our commercial products, including obtaining commercial insurance and government reimbursement;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, and to complete the development of such therapeutic candidates and obtain approval for marketing by the Food and Drug Administration (“FDA”) or other regulatory authorities;

●	our reliance on third parties to satisfactorily conduct key portions of our commercial operations, including manufacturing and other supply chain functions, market analysis services, safety monitoring, regulatory reporting and sales data analysis and the risk that those third parties may not perform such functions satisfactorily;
●	our ability to maintain an appropriate sales and marketing infrastructure;
●	our ability to establish and maintain corporate collaborations;
●	that our current commercial products or commercial products that we may commercialize or promote in the future may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for those products;
●	our exposure to significant drug product liability claims;
●	the initiation and completion of any postmarketing studies or trials;
●	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and to maintain our own marketing and commercialization capabilities;
●	our estimates of the markets, their size, characteristics and their potential for our commercial products and therapeutic candidates and our ability to serve those markets;
●	the successful commercialization of products we in-license or acquire;
●	our inability to enforce claims relating to a breach of a representation and warranty by a counterparty;
●	the hiring and continued employment of executives, sales personnel, and contractors;
●	our receipt and timing of regulatory clarity and approvals for our commercial products and therapeutic candidates, and the timing of other regulatory filings and approvals;
●	the initiation, timing, progress, and results of our research, development, manufacturing, preclinical studies, clinical trials, and other commercial efforts and therapeutic candidate development, as well as the extent and number of additional studies that we may be required to conduct;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, including developing a commercial companion diagnostic for the detection of Mycobacterium avium paratuberculosis (“MAP”);
●	our reliance on third parties to conduct key portions of our clinical trials, including data management services and the risk that those third parties may not perform such functions satisfactorily;
●	our reliance on third parties to manufacture and supply our therapeutic candidates and their respective APIs with the requisite quality and manufacturing standards in sufficient quantities and within the required timeframes and at an acceptable cost;
●	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;
●	the interpretation of the properties and characteristics of our commercial products or therapeutic candidates and of the results obtained in research, preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business, commercial products, and therapeutic candidates;
●	heightened attention on the problems associated with opioids;
●	the impact of other companies and technologies that compete with us within our industry;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our commercial products and therapeutic candidates, including from existing or future claims of infringement, and our ability to operate our business without infringing or violating the intellectual property rights of others;
●	parties from whom we license or acquire our intellectual property defaulting in their obligations toward us;
●	the failure by a licensor or a partner of ours to meet their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner;
●	our reliance on the actions of third parties, including sublicensors and their other sublicensees, to maintain our rights under our in-licenses which are sublicenses;
●	the effect of a potential occurrence of patients suffering serious adverse events using investigative drugs under our Expanded Access Program;
●	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats;
●	the effects of the economic and business environment, including unforeseeable events and the changing market conditions caused by the COVID-19 global pandemic; and
●	the impact on our business of the political and security situation in Israel, the U.S. and other places in which we operate.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read the “Risk Factors” section included in “Item 3. Key Information – Risk Factors” in full.

●	Our pursuit of treatments for SARS-CoV-2 (the virus that causes COVID-19) infection in patients entails a high level of uncertainty. We cannot assure you that either opaganib (ABC294640; Yeliva® )(“opaganib”) or RHB-107 will prove to be a safe and effective treatment for COVID-19,or will be approved for marketing or Emergency Use Authorization or be granted with Expanded Access clearance by the FDA or other regulatory authorities.
●	If we are successful in developing a COVID-19 therapeutic, we may need to devote significant resources to our manufacturing scale-up and large-scale deployment, including for use by the U.S. or other governments. If one of our COVID-19 therapeutic candidates is approved for marketing or for Emergency Use, we may also need to devote significant resources to further expand our U.S. and non-U.S. sales and marketing activities and increase or maintain personnel to accommodate sales in the U.S. and outside the U.S.
●	The ongoing COVID-19 pandemic may adversely affect our business, revenues, results of operations and financial condition.

●	Our current working capital is not sufficient to commercialize our current commercial products or to complete the research and development with respect to any or all of our therapeutic candidates. We may need to raise additional capital to achieve our strategic objectives and to execute our business plans, and our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund the commercialization of our current commercial products, therapeutic candidates, or the products we may commercialize or promote in the future, attract development or commercial partners or retain key personnel, and to fund operations and develop our therapeutic candidates.
●	Our long-term capital requirements are subject to numerous risks.
●	Our term loan facility imposes significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and may restrict our operational flexibility, and our failure to comply with the restrictive covenants in our term loan facility could have a material adverse effect on our business.
●	We may be unable to generate sufficient cash flow to make the required payments under the term loan facility or to adhere to other requirements under the term loan facility.
●	The indebtedness under our term loan facility is secured by substantially all of the current and future assets of RedHill U.S., all of our assets related in any material respect to Talicia®, and all of the equity interests of RedHill U.S. As a result of these security interests, such assets would only be available to satisfy claims of our general creditors or to holders of our equity securities if we were to become insolvent to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, the existence of these security interests may adversely affect our financial flexibility.
●	If we or our current or future development or commercialization partners are unable to obtain or maintain the FDA or other foreign regulatory clearance and approval for our commercial products or therapeutic candidates, we or our commercialization partners will be unable to commercialize our current commercial products, products we may commercialize or promote in the future or our therapeutic candidates, upon approval, if any.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before you decide to buy our securities. The risks and uncertainties described below in this Annual Report on Form 20-F for the year ended December 31, 2021, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Development of COVID-19 Therapy and COVID-19 Impact on Our Business

Our pursuit of treatments for SARS-CoV-2 (the virus that causes COVID-19) infection in patients entails a high level of uncertainty. We cannot assure you that either opaganib or RHB-107 will prove to be a safe and effective treatment for COVID-19 or will be approved for marketing or Emergency Use Authorization by the FDA or other regulatory authorities.

In response to the global pandemic of COVID-19, we are pursuing the study of opaganib and RHB-107 as potential treatments for COVID-19. We cannot predict with certainty the safety or efficacy of opaganib or RHB-107, and we may be unable to provide a treatment that successfully treats COVID-19 and/or its symptoms in a timely manner, if at all. Furthermore, even if we successfully develop a viable therapeutic candidate, we may encounter difficulties developing and scaling up manufacturing processes suitable for production of sufficient supply for our clinical trials or for commercial use. Likewise, we may not be successful in commercializing any of the treatments we are developing for COVID-19. We have also committed financial resources and personnel to the development of opaganib and RHB-107 as potential treatments for COVID-19, which may cause delays in or otherwise negatively impact our other development programs, despite uncertainties surrounding the longevity and extent of COVID-19 as a global health concern. Our business could be negatively impacted by the continued allocation of significant resources to a global health threat that is unpredictable and could rapidly dissipate or against which our potential treatments, if developed, may not be partially or fully effective.

Further, we may make a decision to discontinue the study of opaganib and RHB-107 as potential treatments for COVID-19 for any reason, including if additional parties are successful in developing a more effective treatment or vaccine for COVID-19 or if the pandemic is effectively contained or the risk of SARS-CoV-2 infection is diminished or eliminated or if other market or business conditions and considerations support such discontinuation before we can successfully complete clinical development and obtain regulatory approval of opaganib or RHB-107 as a treatment for SARS-CoV-2 infection.

We may be unable to recoup any costs we incur in the evaluation of opaganib and RHB-107 for SARS-CoV-2 infection, and we may never recognize any revenue from the sale of opaganib or RHB-107 to treat COVID-19, even if we do receive one or more regulatory approvals.

Furthermore, the biotechnology sector is highly competitive and there are numerous companies that are currently pursuing a treatment for COVID-19 and vaccine for SARS-CoV-2. In particular, there are efforts by public and private entities to develop additional treatments or vaccines as fast as possible. To date, several SARS-CoV-2 vaccines and drugs have received marketing approval or emergency use authorization. These and other public and private entities may develop treatments that are more effective than any we may develop, may develop a COVID-19 treatment that becomes the standard-of-care or at a lower cost or earlier than we are able to, or may be more successful at commercializing their product, which will reduce or eliminate the commercial opportunity for our therapeutic candidates. Many of these other organizations are much larger than we are and have access to larger pools of capital, including government grants and support, and broader manufacturing infrastructure. We cannot guarantee that the FDA, the Secretary of the Department of Health and Human Services or other agencies around the world will continue to accept applications for emergency use authorization in connection with COVID-19. Even if we do obtain emergency use authorization or FDA (or other agency) approval for our COVID-19 therapeutic candidate, such authorization will only be effective as long as the public health emergency continues, and the Secretary of the Department of Health and Human Services or the FDA (or other agency) may declare an end to such emergency at any time. Finally, if the pandemic ends or is sufficiently controlled, patient accruals for clinical trials will likely become difficult, which will have a material adverse effect on our ability to complete the development of our COVID-19 therapeutic candidate. There are a number of uncertainties and risks associated with our development of a COVID-19 therapeutic candidate, and we cannot guarantee success or profitability and may, instead, face financial and operational hardship as a result of this pursuit.

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

If we are successful in developing a COVID-19 therapeutic, we may need to devote significant resources to our manufacturing scale-up and large-scale deployment, including for use by the U.S. or other governments. If one of our COVID-19 therapeutic candidates is approved for marketing or for Emergency Use, we may also need to devote significant resources to further expand our U.S. and non-U.S. sales and marketing activities and increase or maintain personnel to accommodate sales in the U.S. and outside the U.S.

In the event that the clinical studies of opaganib and/or RHB-107 as a COVID-19 therapeutic candidate are perceived to be successful, we may need to work toward the large-scale manufacturing scale-up and larger-scale deployment of the potential therapeutic through a variety of U.S. and foreign government or other agency mechanisms, such as an Expanded Access Program or an Emergency Use Authorization program. In this case, we may need to devote significant resources to this program, which would require diversion of resources from our other programs. In addition, since the path to licensure of any COVID-19 therapeutic is unclear, if use of the therapeutic is approved by the U.S. or other governments, we may have a widely used therapeutic in circulation in the U.S. or any another country prior to our full validation of the overall long-term safety and efficacy profile of our therapeutic. Unexpected safety issues in these circumstances could lead to significant reputational damage for us and our therapeutic candidates going forward and other issues, including delays in our other programs, the need for re-design of our clinical trials and the need for significant additional financial resources.

In addition, in the event one of our COVID-19 therapeutic candidates is approved for marketing we may also need to further expand our sales and marketing activities in the U.S. and outside the U.S. and increase or maintain personnel to accommodate sales. In this case, we may need to devote significant additional resources to this program, which would require diversion of additional resources from our other programs.

Since the beginning of 2020, we have entered into several collaborations with leading manufacturers, including with U.S.-based partners, to expand manufacturing capacity of opaganib for COVID-19 in preparation for potential emergency use applications and to gradually meet subsequent large-scale demand and distribution that could follow potential emergency use authorization and/or full marketing approval, if at all. We cannot guarantee that our ongoing efforts in relation to the drug candidates or their manufacturing, including the scale-up of manufacturing will be successful or that we will be able to supply the potential high demand for opaganib for COVID-19 that could follow potential emergency use authorization and/or full marketing approval, if at all. The exercise of march-in rights by the U.S. government may also adversely affect our ability to supply sufficient quantities of opaganib. See “ – The development of opaganib has been supported by government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers” below.

The development of opaganib has been supported by government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers.

Our intellectual property rights to opaganib, which we in-licensed from Apogee Biotechnology Corporation, have been generated through the use of U.S. federal and state government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in opaganib pursuant to the Bayh-Dole Act of 1980, or the Bayh-Dole Act. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require the licensor to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that (i) adequate steps have not been taken to commercialize the invention, (ii) government action is necessary to meet public health or safety needs or (iii) government action is necessary to meet requirements for public use under federal regulations (also collectively referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if the licensor fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. These rights of the government may affect us even though the U.S. government has not previously contacted us with respect to these intellectual property rights. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources.

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

Specifically, we are monitoring a number of risks that have or may affect our business related to this pandemic, including the following:

●	Commercial Operations: An extended pandemic could have a material adverse effect on sales of our commercial products. We have experienced and continue to experience decreased commercial activities, which have affected the sales of some of our commercial products due to slower initiation of some promotional activities associated with a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force’s ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. In addition, there may be a negative impact on our business as a result of COVID-19 within our commercial organization, including reductions in our sales force. The ability to successfully commercialize Movantik® Aemcolo® and Talicia® depends on in-clinic patient visits and the availability of diagnostics, both of which have been negatively affected by the pandemic, especially with respect to Aemcolo® and Talicia®, which we launched shortly before or at the time of the COVID-19 outbreak. In addition, the significant decrease in travel has significantly reduced the demand and sales of Aemcolo® for travelers’ diarrhea. We expect the decreased level of demand and sales of Aemcolo® to continue over the coming quarters due to the effects of the pandemic. The COVID-19 pandemic may also adversely affect our ability to attract commercial partners, our relationships with commercial partners and our ability to sell our commercial products outside the U.S., including sales of Talicia® in the UAE.
●	Supply Chain: To date, there have been no significant disruptions to our supply chain, and we currently have sufficient supply of commercial products on hand to meet U.S. commercial demand. However, an extended duration of this pandemic could result in broad supply disruptions and difficulty in finding alternative sources in the future which may adversely affect our ability to distribute certain of our commercial products for commercial supply and our therapeutic candidates for clinical supply. For example, quarantines, shelter-in-place and similar government orders, travel restrictions and health impacts of the COVID-19 pandemic could impact the availability or productivity of personnel at third-party manufacturers, distributors, freight carriers and other necessary components of our supply chain. In addition, there may be unfavorable changes in the availability or cost of raw materials, intermediates and other materials necessary for production, which may result in disruptions in our supply chain and could significantly and adversely affect our business if one or more of our manufacturers or suppliers are impacted by any interruption at a particular location or in relation to a particular material. To the extent the disruptions in the global supply chain (especially those connected to COVID-19-related supply and logistics issues) continue, our business could be adversely affected.
●	Clinical Trials: The pandemic has adversely affected and may continue to adversely affect our clinical and preclinical trials, including our ability to initiate and complete our clinical and preclinical trials within the anticipated timelines, and delays or difficulties in enrolling patients in our clinical trials and recruiting clinical site investigators and clinical site staff. Interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by government officials or entities, employers and others or interruption of clinical trial patient visits and study procedures (particularly any procedures that may be deemed non-essential), may impact the completeness of clinical trial data and clinical study endpoints. The current pressure on medical systems and the prioritization of healthcare resources toward the COVID-19 pandemic have also resulted in interruptions in data collection and submissions for certain clinical trials and delayed starts for certain planned studies. As a result, our previously anticipated filing and marketing timelines may be adversely impacted. For example, the enrollment of patients for our Phase 3 study with RHB-204 in first-line pulmonary nontuberculous mycobacteria (NTM) infections have been slow, which have slowed the progress of the study.
-	In addition, we may be unable to meet the timelines and milestones established for the contemplated postmarketing studies we are required to conduct for Aemcolo®, in which case we could be subject to

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

Assessment of the complete extent of the impact of COVID-19 on our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. The continuation of the COVID-19 pandemic could materially disrupt our business and operations and have an adverse effect on the global markets and global economy generally, including on the availability and cost of employees, resources, materials, manufacturing and delivery efforts, and other aspects of the economy.  The continuation of the COVID-19 pandemic could also in particular materially affect the sales of our commercial products, making it more difficult for us to meet our financial obligations.

Supply chain and shipping disruptions may result in shipping delays, a significant increase in shipping costs, and could increase product costs and result in lost sales and reputational damage, which may have a material adverse effect on our business, operating results and financial condition.

Our third-party manufacturers and suppliers have experienced, and expect to continue to experience, supply chain disruption and shipping disruptions, including disruptions or delays in loading container cargo in ports of origin or off-loading cargo at ports of destination, as a result of the COVID-19 pandemic, congestion in port terminal facilities, labor supply and shipping container shortages, inadequate equipment and persons to load, dock and offload container vessels and for other reasons. These disruptions may impact our ability to receive APIs and other materials and products from our manufacturers and suppliers, to distribute our products to our customers in a cost-effective and timely manner and to meet customer demand, all of which could have an adverse effect on our financial condition and results of operations. There can be no assurance that further unforeseen events impacting the supply chain will not have a material adverse effect on us in the future. Additionally, the impacts that supply chain disruptions have on our third-party manufacturers and suppliers are not within our control. It is not currently possible to predict how long it will take for these supply chain disruptions to cease or ease. Prolonged supply chain disruption that may impact us or our manufacturers and suppliers could interrupt product manufacturing, increase raw material and product lead times, increase raw material and product costs, impact our ability to meet customer demand and result in lost sales and reputational damage, all of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business

We have a history of operating losses. We may continue to incur significant losses in the coming years.

From our incorporation in 2009 until establishment of our commercial presence in the U.S., we focused primarily on the development and acquisition of late-stage clinical therapeutic candidates, and since we established our commercial presence in the U.S., we have focused primarily on the acquisition and commercialization or promotion of products in the U.S. We only started to record meaningful revenues since the end of 2020, and there is no assurance that we will be able to generate substantial positive cash flow or be profitable in the future.

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

Most of our therapeutic candidates are in late-stage clinical development. All of our therapeutic candidates will likely require successful additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales of them, if at all. We have incurred losses since inception, principally as a result of research and development, selling, marketing, and business development, and general and administrative expenses in support of our operations. We experienced net losses of approximately $97.7 million in 2021, $76.2 million in 2020, and $42.3 million in 2019. As of December 31, 2021, we had an accumulated deficit of approximately $367.9 million. Our ability to generate sufficient revenues to sustain our business operations in accordance with our plan and to achieve profitability depends mainly upon our ability, alone or with others, to successfully commercialize or promote our current commercial products and products that we may acquire or for which we may acquire commercialization rights in the future, develop our therapeutic candidates, obtain the required regulatory approvals in various territories. We may be unable to achieve any or all of these goals with regard to our current commercial products, our therapeutic candidates or products we may commercialize or promote in the future. As a result, we may never achieve sufficient revenues to sustain our business operations in accordance with our plan or be profitable.

Our limited operating history, especially under current COVID-19 pandemic conditions, makes it difficult to evaluate our business and prospects.

We have limited operating history, and our operations to date have been limited primarily to certain commercialization and promotion of products in the U.S., acquiring and in-licensing therapeutic candidates and rights to commercialize or promote products in the U.S., research and development, raising capital and recruiting scientific, commercial and management personnel, and third-party partners. Talicia® is our first and only product that was developed internally and approved for marketing by the FDA. We have limited experience achieving regulatory approval or out-licensing our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and we may not be able to fully assess our ability to commercialize our current commercial products or ones we may acquire or develop in the future, complete the development or obtain regulatory approval for our current and future therapeutic candidates or obtain regulatory approvals, reimbursement by third-party payors, achieve market acceptance or competitive pricing of our current commercial products or products that we may commercialize or promote in the future.

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

As of December 31, 2021, we had cash, cash equivalents, short-term investments and restricted cash of approximately $54.2 million, and as of December 31, 2020, we had cash, cash equivalents and short-term investments of approximately $46.0 million. Our restricted cash as of December 31, 2021, was $16 million as required by our credit agreement with HCR Collateral Management, LLC (“HCRM”). We have funded our operations primarily through public and private offerings of our securities, through strategic investments and our credit agreement with HCRM (see “– Our term loan facility imposes significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and may restrict our operational flexibility, and our failure to comply with the restrictive covenants in our term loan facility could have a material adverse effect on our business.”). We will need to raise additional capital to achieve our strategic objectives of commercializing our current commercial products and other products that we may commercialize or promote in the future and acquiring, in-licensing and developing therapeutic candidates. We plan to fund our future operations through commercialization of Movantik®, Talicia® and Aemcolo®, out-licensing of our therapeutic candidates and commercialization of in-licensed or acquired products, and we will also need to raise additional capital through equity or debt financing or non-dilutive financing. We are not yet certain of the financial impact of our commercialization activities, and the amounts we raise may not be sufficient to complete the research and development of all of our therapeutic candidates.

We only started to record meaningful net revenues since the end of  2020, and our business is not yet profitable. As we plan to continue expending funds to commercialize Movantik®, Talicia® and Aemcolo®, out-license Talicia® , Movantik® and our therapeutic candidates and acquire additional products and therapeutic candidates and expand our efforts in research and development, we will need to raise additional capital in the future through equity or debt financing, non-dilutive financing or pursuant to development or commercialization agreements with third parties with respect to particular therapeutic candidates and commercial products approved for sale in the U.S. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing development or commercialization partners in the future as a result of, among other factors, unsuccessful commercialization of Movantik®, Talicia®, Aemcolo® or products that we may commercialize or promote in the future, as well as the inherent business risks associated with our Company, our current commercial products, products that we may commercialize or promote in the future, our therapeutic candidates, and present and future market conditions. Any financing may also involve significant dilution to our shareholders. To the extent we are able to generate meaningful revenues from our current and future commercial products, we may still need to raise capital because the revenues from our current and future commercial products may not be sufficient to cover all of our operating expenses and may not be sufficient to cover our commercial operations expenses. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain sufficient future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our commercialization programs for our current commercial products and products that we may commercialize or promote in the future, or research and development programs for our therapeutic candidates, any of which may have an adverse effect on our reputation, business, financial condition or results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

Our long-term capital requirements are subject to numerous risks.

Our long-term capital requirements are expected to depend on many potential factors, including but not limited to:

●	the progress, success, and cost of our clinical trials and research and development programs, including manufacturing;
●	the number and type of commercial products we commercialize or are in the process of launching;
●	our ability to successfully commercialize our current commercial products and products that we may commercialize or promote in the future, including through securing commercialization agreements with third parties and favorable pricing and market share or through our own commercialization capabilities;
●	the existence and entrance of generics into the market, including entrances into the market as a result of adverse outcomes in Abbreviated New Drug Application (“ANDA”) litigation, that could compete with our products and erode the profitability of our commercial products or products that we may commercialize or promote in the future;
●	the number and type of therapeutic candidates in development;
●	our ability to successfully complete our clinical trials and research and development programs, including recruitment and completion of relevant pediatric and oncology studies, since the pediatric population and the very advanced disease state and poor prognosis of the oncology patients in our oncology studies make it particularly difficult to recruit and successfully treat the patients, and to successfully complete the studies;
●	the identification and acquisition of additional therapeutic candidates and commercial products;
●	the costs, timing, and outcome of regulatory review and obtaining regulatory clarity and approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;
●	the costs of enforcing our issued patents and defending intellectual property-related claims;
●	the costs of manufacturing, developing and maintaining sales, marketing, and distribution channels for our commercial products;

●	our consumption of available resources, especially at a more rapid consumption than currently anticipated, resulting in the need for additional funding sooner than anticipated;
●	our ability to satisfy our obligations under our credit agreement with HCRM, our license agreement with AstraZeneca and our arrangement with Daiichi Sankyo, Inc.; and
●	the amount and frequency of any milestone or royalty payments for which we are responsible.

If we are unable to maintain and train an effective commercial infrastructure, including sales and marketing infrastructure, or maintain compliant and adequate commercial capabilities, we will not be able to successfully commercialize and grow our current commercial products and any products we may commercialize or promote in the future.

We and our employees, as well as our contractors, must comply with applicable regulatory requirements and restrictions relating to marketing and advertising. If we are unable to maintain compliant and adequate sales and marketing capabilities, including training our new sales personnel (including sales contractors) regarding applicable regulatory requirements and restrictions, we may not be able to increase our product revenue, may generate increased expenses, and may be subject to regulatory investigations and enforcement actions.

Our commercial efforts, including our sales and marketing efforts, must comply with various laws and regulations. Under applicable FDA marketing regulations, prescription drug promotions must be consistent with and not contrary to labeling, present “fair balance” between risks and benefits, be truthful and not false or misleading, be adequately substantiated (when required), and include adequate directions for use. Additionally, our marketing activities may be subject to enforcement by the Federal Trade Commission, state attorneys general, and consumer class-action liability if we engage in any practices that appear misleading or deceptive to the applicable agencies or consumers.

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

In order to maintain and increase our commercialization capabilities in the U.S. and outside the U.S., we may need to further expand, among others, our development, regulatory, manufacturing, sales and marketing capabilities, and to increase or maintain our personnel to accommodate sales. We may experience difficulties in managing this growth and integrating new personnel.

To maintain and increase our own commercialization capabilities in the U.S. and outside the U.S. we may need to expand, among others, our development, regulatory, manufacturing, sales and marketing capabilities, and to increase or maintain our personnel to accommodate sales. We may not be able to secure or retain personnel, organizations or vendors that are adequate in number or expertise to successfully and lawfully market and sell our products in the U.S. or outside the U.S. If we are unable to expand our sales and marketing capabilities, train our sales force or contractors effectively or provide any other capabilities necessary to commercialize products, we may need to contract with third parties to market and sell our products which could have an adverse effect on our financial condition and our results of operations.

We may also have difficulty in integrating into our existing U.S. operations sales and other commercial personnel or contractors that we may hire or engage to support the commercialization of Movantik®, Talicia® and Aemcolo®. Sales personnel or contractors' productivity may decrease as we hire new, less experienced sales personnel or contractors who are not yet familiar with our commercial products. In addition, we may be exposed to greater regulatory and compliance risks with our expanded sales force and activities.

Future growth may impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees or contractors. Our U.S. subsidiary, RedHill U.S., has recently experienced high turnover rates due to the overall tightening and increasingly competitive labor market in the U.S. employment market in response to the COVID-19 pandemic. See “– Our business could suffer if we are unable to attract and retain key personnel” below. In addition, management may have to divert a disproportionate amount of its attention away from running our day-to-day activities and devote a substantial amount of time to managing these growth activities.

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

With respect to Aemcolo®, due to the significant decrease in travel as a result of the COVID-19 pandemic, the travelers’ diarrhea market has been significantly impacted, and we have generated very limited revenues from the sale of Aemcolo®. If U.S. international travel does not return or partially return to pre-COVID-19 pandemic levels, we cannot assure that we will generate meaningful revenues from sales of Aemcolo®, and the likelihood of our ability to successfully market Aemcolo® is doubtful.

Physicians, various other healthcare providers, patients, payors or the medical community, in general, may be unwilling to accept, utilize or recommend Movantik®, Talicia® or Aemcolo®. If we are unable, either on our own or through third parties, to manufacture, commercialize or market Talicia®, or to commercialize or market Movantik® or Aemcolo®, we may not achieve or continue to achieve market acceptance or continue to generate meaningful revenues from Movantik® or generate meaningful revenues from Talicia® and Aemcolo®. In addition, in order to support our growing development product portfolio, we will need to achieve revenues from sales of Movantik® and Talicia® consistent with our business expectations, which may prove more difficult than currently expected. Our reputation, business, financial condition and results of operations may be materially adversely affected by any failure to meet such expectations.

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

The timelines and milestones established for the contemplated postmarketing Aemcolo® studies, in relevant part, require that we complete the study in children from 6 to 11 years of age by June 2022 and the study in children from 12 to 17 years of age by December 2022, with submission of the final study reports by December 2022 and 2023, respectively. Due to the impact of COVID-19 and travel restrictions, we submitted a proposal to the FDA to extend the deadlines for study completion to June 2025 for our study in 6-11 year-old children and to January 2025 for our study in 12-17 year-old children and to extend the corresponding final report submission deadlines to December 2025 and June 2025, respectively. We submitted such proposal on January 2, 2022 and are awaiting the FDA’s response. Upon completion of the Aemcolo® studies, if achieved, we will submit the required reports containing the safety and efficacy results of each study as supplements to the approved NDA for Aemcolo®, along with the proposed labeling changes (incorporating the relevant dosage and administration information for the studied pediatric populations) that we believe to be warranted based on the data derived from such studies. We cannot be certain that the safety and efficacy results of the pediatric postmarketing studies for Aemcolo® will be favorable, and it is possible that such study results could ultimately cause the FDA to require certain pediatric-specific labeling for Aemcolo® that may negatively affect its reputation, competitive advantages, and/or profitability.

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

Any collaborative arrangements that we have established or may establish may not be successful, or we may otherwise not realize the anticipated benefits from these collaborations, including commercialization of our current commercial products. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on such third parties to achieve results which may be significant to us. In addition, any current or future collaborative arrangements may place the commercialization of our current commercial products or products that we may commercialize or promote in the future or the development of our therapeutic candidates outside our control and may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Each of our collaborative arrangements requires us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, intellectual property, and commercialization. We do not control these third parties, but we rely on such third parties to achieve results, which may be significant to us. With respect to Aemcolo®, we rely on Cosmo, the party responsible for, among others, the manufacture, supply, and other operating responsibilities. With respect to Talicia®, we rely on Recipharm Strängnäs AB (“Recipharm”) and other contracting parties for the manufacture of Talicia® and its components and we rely on Gaelan Medical Trade LLC (“Gaelan Medical”) to obtain necessary approvals and commercialize Talicia® in the UAE. With respect to Movantik®, we rely on AstraZeneca to, among other things, manufacture, supply and provide other operating services. With respect to opaganib, we rely on Kukbo Co. Ltd. (“Kukbo”) to obtain necessary regulatory approvals and commercialize opaganib in South Korea.

Relying upon collaborative arrangements to commercialize our current commercial products and other products that we may commercialize or promote in the future and to develop our therapeutic candidates, subjects us to a number of risks, including but not limited to the following:

●	we will be responsible for making certain milestones, royalty or other payments under our various in-licenses even if our operating costs exceed the revenues generated from the relevant products;
●	our collaborators may default on their obligations to us and we may be forced to either terminate, litigate or renegotiate such arrangements;
●	our collaborators may have claims that we breached our obligations to them which may result in termination, renegotiation, litigation or delays in performance of such arrangements;
●	we may not be able to control the amount and timing of resources that our collaborators may devote to our current commercial products, products that we may commercialize or promote in the future or our therapeutic candidates;
●	our collaborators may fail to comply with applicable laws, rules, or regulations when performing services for us, and we could be held liable for such violations;
●	our collaborators may experience financial difficulties, making it difficult for them to fulfill their obligations to us, including payment obligations, or they may experience changes in business focus;
●	our collaborators’ partners may fail to secure adequate commercial supplies for our current commercial products or products that we may commercialize or promote;
●	our collaborators’ partners may have a shortage of qualified personnel;

●	we may be required to relinquish important rights, such as marketing and distribution rights;
●	business combinations or significant changes in a collaborator’s business or business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;
●	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate or commercial product developed either independently or in collaboration with others, including our competitors;
●	collaborative arrangements are often terminated or allowed to expire, which may limit or terminate our rights to commercialize our current commercial products or products we may commercialize or promote in the future, or could delay the development and may increase the cost of developing our therapeutic candidates;
●	our collaborators may not wish to extend the terms of our agreements related to our commercial products or therapeutic candidates beyond the existing terms, in which case, we will not have access to existing rights upon the expiration and will therefore not be able to develop such therapeutic candidates or commercialize or promote such products following the initial terms of our agreements; and
●	our collaborators may wish to terminate the collaborative arrangements due to any disagreements or conflicts with us, a change in their assessment that the arrangement is no longer valuable, a change in control or in management or in strategy, changes in product development or business strategies of our collaborators.

In addition, our reliance upon our partners in connection with commercial activities subjects us to a number of additional risks, including but not limited to, the following:

●	we do not generally control our partners’ communications with the FDA or other foreign regulatory authorities, and the FDA or other foreign regulatory authorities may determine elect not to approve or to withdraw the products from the market due to various factors including any action or inaction taken by our partners (see “Item 3. Key Information – Our current commercial products or products which we may commercialize or promote in the future may be subject to recalls or market withdrawal that could have an adverse effect on our reputation, business, financial condition or results of operations.”);
●	in many instances, we rely on our partners to take enforcement action to protect the IP and regulatory protections, if any, of some of our commercial products. Their failure to diligently protect these products could materially affect our commercial success;
●	we rely on our partners to be responsible for the manufacture of some of our current commercial products, including through third-party manufacturers with the requisite quality and manufacturing standards as required under applicable laws and regulations, and we also rely on those same partners to supply their respective products and APIs, which may result in us having those respective products and APIs in insufficient quantities or not delivered in as timely a manner as is necessary to achieve adequate or successful promotion and sale of their respective products;
●	our partners relating to our commercial products may significantly create or change reimbursement agreements or increase or decrease the price of their respective products to a level that could adversely affect our sales or revenues;
●	our partners may make decisions related to the product and take critical actions to support the product, including with respect to promotion, sales and marketing, medical affairs and pharmacovigilance, and any action or inaction taken by those same partners may adversely affect the sales of their respective commercial products;
●	our partners may terminate their agreements with us after an agreed-upon period for reasons set forth in those same partners’ respective agreements with us;
●	our partners for future commercial products may change or create new agreements with wholesalers, Pharmacy Benefit Managers or other important stakeholders, which may significantly impact our ability to achieve commercial success, or they may fail to negotiate reimbursement agreements with payors which could also negatively affect our commercial success;
●	our partners may change the price of their respective commercial products to a level that could adversely affect our sales or revenues; and
●	our partners may not be successful in maintaining or expanding reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators, which may adversely affect the sales of their respective products

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

In recent years, we have undertaken efforts to expand our product portfolio, including the acquisition of certain rights to promote Movantik® and the launch of Talicia®, as a result of which our commercial portfolio is significantly larger than it was previously. A significant portion of the revenues generated in the twelve-month period ended December 31, 2021, was attributable to revenues from Movantik®, and we expect our future success will significantly depend upon our ability to successfully commercialize Movantik® and Talicia®. In addition, there can be no guarantee that we will be able to establish our own manufacturing capabilities, including through third parties, in order to continue the successful commercialization of Movantik® and Talicia®. Our success depends on obtaining reimbursement to patients for our products and there is no guarantee we will be able to secure commercial or government coverage for any of our products. There is significant pressure within the U.S. healthcare reimbursement system to reduce costs of prescription drugs which could adversely affect us. In addition, in the case of Movantik®, we face competitive pressures from other drugs in the peripherally-acting mu-opioid receptor antagonist (PAMORA) class as well as non-PAMORA alternatives. Our management team could face further challenges in effectively and collaboratively working with AstraZeneca (as well as Nektar Therapeutics, the originator of Movantik®, in accordance with the terms of the AstraZeneca License Agreement). In order to support our growing development product portfolio, we will need to achieve revenues from sales of Movantik® and Talicia® consistent with our business expectations, which may prove more difficult than currently expected. Our reputation, business, financial condition and results of operations may be materially adversely affected by any failure to meet such expectations.

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

Maintaining and potentially expanding our commercial infrastructure in the U.S., and potentially expanding to outside the U.S., is a significant undertaking that requires substantial financial and managerial resources, and we may encounter setbacks or may not be successful in our efforts.

Maintaining and potentially expanding the necessary commercial capabilities is competitive and time-consuming, and the commercialization of Movantik®, Talicia® and Aemcolo® requires a significant expenditure of operating, financial and management resources. Even with those investments, we may not be able to effectively commercialize our current commercial products, or we may incur more expenditures than anticipated in order to maximize our sales. We cannot guarantee that we will be able to maintain or expand our sales, marketing, distribution, and market access capabilities and enter into and maintain any agreements necessary for commercialization with payors and third-party providers on acceptable terms, if at all. If we are unable to maintain or expand such capabilities, either on our own or by entering into agreements with others, or are unable to do so in an efficient manner or on a timely basis, we will not be able to maximize the commercialization of our current commercial products or products that we may commercialize or promote in the future, which would adversely affect our reputation, business, financial condition or results of operations.

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

We have a limited history of independently commercializing products that we developed and for which we obtained regulatory approval, such as Talicia®, and a limited history of commercializing products in the U.S. Due to our limited experience, we may have difficulty commercializing current commercial products, including Movantik®, Talicia® and Aemcolo®, or promoting or commercializing any products for which we may obtain FDA approval or to which we may acquire commercialization or promotion rights in the future.

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

Market uncertainty and COVID-19 pandemic conditions make it difficult for us to accurately forecast future commercial product demand. We will be setting target levels for the manufacture of our commercial products in advance of purchases based upon our forecasts of commercial product sales.

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

We may not be able to maintain our existing or future third-party manufacturing arrangements on acceptable terms, if at all. If for some reason our manufacturers or our development or commercialization partners’ manufacturers do not perform as agreed or expected or terminate or fail to renew the agreements for any reason, we or our partners may be required to replace them, in which event we may incur added costs and delays in identifying, engaging, qualifying under applicable regulatory requirements and training any such replacements and entering into agreements with such replacements on acceptable terms. In addition, our ability to enter into such alternative arrangements within a reasonable period of time, if at all, may be contractually limited by the terms of our manufacturing agreements existing at that time. Obtaining the necessary FDA or other regulatory approvals or other qualifications required for changes in manufacturing sites, methods or processes under applicable regulatory requirements could result in a significant interruption of supply. In the case of the manufacturers of Movantik® and Talicia®, in particular, the delay in identifying, engaging, qualifying and training its replacement may be extended, leading to a significant interruption of supply. Any such additional costs and delays may adversely impact our ability to obtain regulatory clearances and approvals for our therapeutic candidates or any product we may commercialize or promote or make such commercialization or marketing economically unfeasible.

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

Our drug development programs and the potential commercialization of our approved products or our therapeutic candidates and products that we may commercialize or promote in the future will require additional cash to fund expenses. As such, our strategy includes either selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering the development or potential commercialization of our approved products and therapeutic candidates, if approved, promoting or commercializing products, in whole or in part, in some or all jurisdictions or through our own commercialization capabilities, such as our commercial partnership with Gaelan Medical and commercial partnership with Kukbo. With respect to potential new third-party partners for the development or commercialization of our approved products and therapeutic candidates, if approved, and development or commercialization of products that we may commercialize or promote in the future, we may not be successful in entering into collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development, commercialization or promotion agreements or otherwise raise substantial additional capital to secure our own commercialization capabilities, we may have to limit the size or scope of our activities or we may have to delay or terminate one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidates or products we may commercialize or promote or failure to develop, market and commercialize such commercial products or therapeutic candidates or products we may commercialize or promote independently may have an adverse effect on our reputation, business, financial condition or results of operations.

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

We acquired our rights to Talicia® and two of our other therapeutic candidates, RHB-104, and RHB-106, from a third party pursuant to an asset purchase agreement. In addition, we in-licensed our rights to three other therapeutic candidates, RHB-102 (Bekinda®), opaganib, and RHB-107 (upamostat), pursuant to license agreements in which we received exclusive perpetual licenses to certain patent rights and know-how related to these therapeutic candidates. We have also obtained the exclusive U.S. rights to commercialize Aemcolo® and we obtained the global rights (excluding Europe, and Canada) to commercialize Movantik®, each pursuant to a license agreement. These agreements require us to make payments and satisfy various performance obligations in order to maintain our rights and licenses with respect to these marketed products and therapeutic candidates. If we or our collaborators do not meet our or their respective obligations under these or future agreements, or if other events occur that are not within our control, such as the bankruptcy of a licensor, we could lose the rights to commercialize our current and future commercial products or to our therapeutic candidates, experience delays in developing our therapeutic candidates or incur additional costs. For example, AstraZeneca divested its rights in Movantik® in Europe, Canada and Israel in 2016 to other third-party sublicensees. In connection with our in-license for Movantik®, if our sub licensor or such third-party sublicensees do not meet their respective obligations under their respective agreements, we may lose the ability to commercialize Movantik®. The loss of such rights could have a material adverse effect on our reputation, business, financial condition or results of operations.

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

Disputes may arise between us and third parties from whom we have acquired assets or commercialization rights or with which we have license agreements. Any conflict, dispute or disagreement with such third parties may result in disruptions to our business relationships, require us to pay damages and incur costs, adversely affect our results of operations and may lead to loss of rights that are important to our business or costly litigation.

Our existing agreements impose, and we expect that future acquisition, commercialization or license agreements will impose, various diligence, milestone payments, royalty or other obligations on us. Such agreements require, or may in the future require, us to remit upfront and royalty payments or performance milestone payments, for commercial products that we in-license and to supply and delivery of know-how for products that we out-license. Any failure on our part to perform our obligations could lead to us losing rights under our licenses and could thereby adversely affect our business. If there is any conflict, dispute, disagreement or issue of non-performance between us and our third-party partners regarding our rights or obligations under the acquisition, commercialization or license agreements, including any such conflict, dispute or disagreement arising from our failure to satisfy payment obligations under any such agreement or to perform certain activities or to adhere to any contractual obligation, we may be liable to pay damages and incur costs, and it could lead to delays in the research, development, collaboration, and commercialization of our commercial products, products we may promote or commercialize in the future or our therapeutic candidates. The resolution of such disputes could require or result in litigation or arbitration, which could be time-consuming and expensive. Such third-party partner may have a right to terminate the affected license subject to a dispute. If our existing agreements are terminated, it would have a material adverse effect on our reputation, business, financial condition or results of operations.

Our business could suffer if we are unable to attract and retain key personnel and additional highly qualified personnel.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned clinical trials or the commercialization of our current commercial products and therapeutic candidates, if approved, and any product we may commercialize or promote in the future, or otherwise affect our ability to manage our company effectively and to carry out our business plan. These key personnel are Dror Ben-Asher, our Chief Executive Officer, Reza Fathi, Ph.D., our Senior Vice President for Research and Development, Gilead Raday, our Chief Operating Officer, Adi Frish, our Chief Corporate and Business Development Officer, Guy Goldberg, our Chief Business Officer, Micha Ben Chorin, our Chief Financial Officer, Rick D. Scruggs, our Chief Commercial Officer, Dr. June Almenoff, our Chief Medical Officer, Dr. Mark Levitt, our Chief Scientific Officer and Rob Jackson, our Senior VP, Sales & Marketing. We do not maintain key-man life insurance. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, sales, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers An overall tightening and increasingly competitive labor market in the U.S. employment market generally, especially in response to the COVID-19 pandemic, has been recently observed in the U.S. Our U.S. subsidiary, RedHill U.S., has recently experienced high turnover rates. A sustained labor shortage or increased turnover rates within our employee base, caused by the COVID-19 pandemic or as a result of general macroeconomic factors, could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our manufacturing and distribution facilities and overall business. If we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, have unintended negative effects, our business could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation, caused by the COVID-19 pandemic or as a result of general macroeconomic factors, could have a material adverse impact on our operations, results of operations, liquidity or cash flows.

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

We operate our business in multiple international jurisdictions. Such operations could be materially affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, changes in data privacy laws, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our current commercial products and products we may commercialize or promote, or our therapeutic candidates, as well as by political unrest, unstable governments and legal systems, and inter-governmental disputes. For example, though we have an exclusive license agreement with Gaelan Medical for Talicia® in the UAE and an exclusive license agreement with Kukbo for opaganib in South Korea, we may not be able to obtain regulatory approval in the UAE or South Korea, may experience a termination of the agreement, or may be unable to sell the product or sell the product in sufficient quantities to generate meaningful revenues. In addition, we are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics (as described above), trade disputes and other international events. In the UAE, for example, threats to the stability of the Abraham Accords between the UAE, the U.S. and Israel may disrupt our ability to supply Talicia® to our first non-U.S. territory. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, the current armed conflict in Ukraine and the subsequent economic sanctions imposed by some countries on Russia and certain territories in Ukraine may negatively impact the supply chain for our commercial products, our R&D activities and our business development activities.

Risks Related to Regulatory Matters

If we or our current or future development or commercialization partners are unable to obtain or maintain the FDA or other foreign regulatory clearance and approval for our commercial products or therapeutic candidates, we or our commercialization partners will be unable to commercialize our current commercial products, products we may commercialize or promote in the future or our therapeutic candidates, upon approval, if any.

Our current commercial products must maintain, and the products we may commercialize or promote in the future may be required to obtain and maintain, FDA and other foreign regulatory clearance and approval.

Aemcolo® was approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults, and Movantik® was approved for marketing in the U.S. for the treatment of OIC in adult patients with chronic, non-cancer pain. In addition, Talicia® was approved for marketing in the U.S. for the treatment of H. pylori infection in adults in November 2019. Under our license agreement with Gaelan Medical, Gaelan Medical is expected to submit Talicia® to the regulatory authorities in the UAE for approval, which approval may not be obtained. However, future regulatory developments may lead to a loss of the right to commercialize Movantik®, Talicia® or Aemcolo® or any product we may commercialize or promote in the future.

We currently have six therapeutic candidates in development, most of which are in late-clinical stage development, and for which we currently intend to develop with the goal of eventually seeking FDA or other foreign regulatory approvals. Our commercial products and therapeutic candidates are subject to extensive governmental laws, regulations, and guidelines relating to the development, clinical trials, manufacturing, marketing, promotion, and commercialization of pre- and post-approval prescription drugs. We may not be able to submit for or obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

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

Although Movantik® has already been approved by the FDA, such approval is contingent upon the completion of an additional postmarketing safety study. If the study results are unfavorable, such that they reflect a negative benefit-risk profile for Movantik®, this could lead to label changes or possibly market withdrawal.

Movantik® first received FDA approval on September 16, 2014, for the treatment of OIC in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. We have agreed to assume responsibility for completing any postmarketing requirements or commitments that may be required to assess possible serious cardiovascular risks associated with the drug . Accordingly, we will be required to continue the postmarketing observational epidemiological study to evaluate the MACE of Movantik®.

The timelines and milestones established for the MACE study require that we complete the study accrual by December 2021, with submission of the final study report to the FDA by December 2023.The study has been accrued and final supplementary data (e.g.  MACE charts reviews, National Death Index follow-up) are being collected for inclusion in the final report.  Upon completion of the MACE study, we will  submit the required report containing the  results of this safety  study as a supplement to the approved NDA for Movantik®, along with any proposed labeling changes (incorporating the relevant dosage and administration information for the studied populations) if we believe it warranted based on study outcomes. We cannot be certain that the  results of the MACE study for Movantik® will be favorable, and it is possible that such study results could ultimately cause the FDA to require certain labeling for Movantik® that may negatively affect its reputation, competitive advantages or profitability.

If we fail to complete the required MACE study for Movantik®, we may be subject to the traditional FDA enforcement actions authorized under most other contexts, such as warning letters, seizure, injunction, and withdrawal or suspension of the marketing approval for Movantik®, among others, any of which may have a material adverse effect on our reputation, business, financial condition or results of operations. The postmarketing obligations we have agreed to assume upon acquiring Movantik® could subject us to any of the above-described actions, as well as more substantial consequences beyond the scope of the FDA’s traditional enforcement authority. In addition, failure to fulfill any postmarketing commitments that we have agreed to assume could also result in our breach of the license agreement with AstraZeneca AB (the “AstraZeneca License Agreement”) and cause us to lose our rights thereunder.

Our current commercial products or products which we may commercialize or promote in the future may be subject to recalls or market withdrawal that could have an adverse effect on our reputation, business, financial condition or results of operations.

The FDA and similar foreign governmental authorities have the authority to require the recall of regulated products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on a FDA finding that there is a reasonable probability that the product would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture.

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

If we or our current or future commercialization partners, as applicable, are required to conduct additional clinical trials or other testing of our current commercial products, or any other product we may commercialize or promote, or of our therapeutic candidates, we may face substantial additional expenses, be delayed in obtaining marketing clearance or approval, if required by the FDA, or may never obtain marketing clearance or approval for such product we may commercialize or promote or therapeutic candidate.

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

If we or our current or future commercialization partners, suppliers, third-party contractors or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we and our development or commercialization partners may lose marketing clearance or approval for any products already cleared or approved for marketing in any jurisdiction, resulting in decreased or lost revenue from such products and could also result in other civil or criminal sanctions, including fines and penalties, and we may lose marketing clearance or approval of any of our therapeutic candidates, if any of our therapeutic candidates are approved for marketing.

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

We currently do not have the ability to independently conduct clinical trials and related non-clinical studies for our therapeutic candidates, and we rely on third parties, such as contract research organizations, medical institutions, contract laboratories, development and commercialization partners, clinical investigators and independent study monitors to perform these functions. We have agreed to manage and complete the postmarketing major adverse cardiovascular events (“MACE”) trial for Movantik®. Our reliance on these third parties for research and development activities reduces our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with such third parties, we continue to be responsible for confirming that each of our clinical trials and related non-clinical studies is conducted in accordance with its general investigational plan and protocol, as well as all applicable laws and regulations. For example, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices (“GCP”), for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected, and regulatory authorities in other jurisdictions may have similar responsibilities and requirements. Our reliance on third parties does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them or perform such functions independently. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be materially delayed in obtaining regulatory approvals, if any, for our therapeutic candidates and may be materially delayed in our commercialization efforts for the targeted indications.

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

In the U.S., under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the U.S. In 2011, the FDA granted RHB-104 orphan drug designation for the treatment of Crohn’s disease in the pediatric population; in 2017, the FDA granted opaganib orphan drug designation for the treatment of cholangiocarcinoma and granted RHB-107 (upamostat, formerly Mesupron) orphan drug designation for the treatment of pancreatic cancer, and in 2020 the FDA granted orphan drug designation to RHB-204 for the treatment of NTM infections.

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

On February 23, 2020, we, through our wholly-owned U.S. subsidiary, RedHill U.S., entered into a credit agreement and certain security documents with HCR Collateral Management, LLC (“HCRM”) for up to $115 million in a non-dilutive, six-year term loan facility. Under the terms of the term loan facility, RedHill U.S. borrowed $30 million to support our commercial operations and borrowed an additional $50 million under the term loan facility to fund the acquisition of rights to Movantik® from AstraZeneca AB (“AstraZeneca”) . The borrowings under the term loan facility are secured by a first priority lien on substantially all of the current and future assets of our wholly-owned U.S. subsidiary, RedHill U.S., all of our assets related in any material respect to Talicia®, and all of the equity interests of RedHill U.S.

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

Our term loan facility also contains a number of other covenants regarding our commercial operations, including covenants that require us to maintain a minimum cash balance of $16 million at all times, a covenant requiring us to maintain minimum net sales of $90 million for each 4-quarter period beginning on June 30, 2021 and to operate our business with respect to Talicia® in a manner agreed upon with HCRM, including maintaining a number of 119 sale representatives.

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

Making the required payments under our loan term facility will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and our business may not generate sufficient cash flow from the sale of our commercial products. Our ability to make the required payments under our term loan facility will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, market, financial, competitive, regulatory and other factors that are beyond our control. See “ - The ongoing COVID-19 pandemic may adversely affect our business, revenues, results of operations and financial condition.”

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

Indebtedness under our term loan facility is secured by substantially all of the current and future assets RedHill U.S., all of our assets related in any material respect to Talicia®, and all of the equity interests of RedHill U.S. Accordingly, if an event of default were to occur under our term loan facility, HCRM could foreclose on its security interests and liquidate some or all of these assets and would have a prior right to these assets, to the exclusion of our general creditors in the event of our bankruptcy, insolvency, liquidation or reorganization. In that event, our assets would first be used to repay in full all indebtedness and other obligations secured by such assets, resulting in a substantial portion of our assets being unavailable to satisfy the claims of our unsecured indebtedness. Only after satisfying the claims of our unsecured creditors would any amount be available for our equity holders. The pledge of these assets may limit our flexibility in raising capital for other purposes. Because these assets are pledged under the term loan facility, and because of the limitations on incurring debt and granting liens in the term loan facility, our ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on our financial flexibility.

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

Talicia® primarily competes with several branded and generic therapies already approved and used extensively to treat H. pylori. Additionally, Phathom Pharmaceuticals, Inc. is developing a Vonoprazan-based combination treatment, for the treatment of gastroesophageal reflux disease and H. pylori infection. Vonoprazan is an oral small molecule potassium acid blocker.

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

Other than Talicia®, none of our therapeutic candidates have been cleared or approved for marketing, and none of our therapeutic candidates are currently being marketed or commercialized in any jurisdiction. Even if any of our therapeutic candidates or any product we may commercialize or promote receives regulatory clearance or approval, such as Talicia®, or do not require regulatory clearance or approval, it may not become a commercially viable product. For example, even if we or our development or commercialization partners receive regulatory clearance or approval to market a therapeutic candidate or receive regulatory clearance or approval to commercialize or promote any product, the clearance or approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions, which could materially and adversely affect their marketability and profitability. In addition, a new therapeutic candidate may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate or any product that we may commercialize or promote, may not result in commercial success for various reasons, including but not limited to:

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

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) (the “ACA”) and on March 30, 2010, he signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients, and other healthcare policy reforms. Through the law-making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made to extend medical benefits to certain Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs, and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation was one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions were designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our current commercial products, products we may commercialize or promote in the future, and our therapeutic candidates, being chosen less frequently or the pricing being substantially lowered. At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

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

Several states and private entities initially mounted legal challenges to the Healthcare Reform Law, in particular, the ACA, and they continue to litigate various aspects of the legislation. On July 26, 2012, the U.S. Supreme Court generally upheld the provisions of the ACA at issue as constitutional. However, the U.S. Supreme Court held that the legislation improperly required the states to expand their Medicaid programs to cover more individuals. As a result, states have a choice as to whether they will expand the number of individuals covered by their respective state Medicaid programs. Some states have not expanded their Medicaid programs and have chosen to develop other cost-saving and coverage measures to provide care to currently uninsured individuals. Many of these efforts to date have included the institution of Medicaid-managed care programs. The manner in which these cost-saving and coverage measures are implemented could have a material adverse effect on our reputation, business, financial condition or results of operations.

Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux. Legislative initiatives to modify, limit, replace, or repeal the ACA and judicial challenges have continued. We cannot predict the impact on our business of future legislative and legal challenges to the ACA or other aspects of the Healthcare Reform Law or other changes to the current laws and regulations. The financial impact of U.S. healthcare reform legislation over the next few years will depend on a number of factors, including the policies reflected in implementing regulations and guidance and changes in sales volumes for therapeutics affected by the legislation. From time to time, legislation is drafted, introduced and passed in the U.S. Congress that could significantly change the statutory provisions governing coverage, reimbursement, and marketing of pharmaceutical products. In addition, third-party payor coverage and reimbursement policies are often revised or interpreted in ways that may significantly affect our business and our products.

During his time in office, former President Trump supported the repeal of all or portions of the ACA. President Trump also issued an executive order in which he stated that it is his administration’s policy to seek the prompt repeal of the ACA and in which he directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the ACA to the maximum extent permitted by law. Congress has enacted legislation that repeals certain portions of the ACA, including but not limited to the Tax Cuts and Jobs Act, passed in December 2017, which included a provision that eliminates the penalty under the ACA’s individual mandate, effective January 1, 2019, as well as the Bipartisan Budget Act of 2018, passed in February 2018, which, among other things, repealed the Independent Payment Advisory Board (which was established by the ACA and was intended to reduce the rate of growth in Medicare spending).

Additionally, in December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the ACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the ACA. The Fifth Circuit’s decision on the individual mandate was appealed to the U.S. Supreme Court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the ACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the ACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business.

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, in November 2021, President Biden announced the “Prescription Drug Pricing Plan” as part of the Build Back Better Act (H.R. 5376) passed by the House of Representatives on November 19, 2021, which aims to lower prescription drug pricing by, among other things, allowing Medicare to negotiate prices for certain high-cost prescription drugs covered under Medicare Part D and Part B after the drugs have been on the market for a certain number of years and imposing tax penalties on drug manufacturers that refuse to negotiate pricing with Medicare or increase drug prices “faster than inflation.” If enacted, this bill could have a substantial impact on our business. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. Furthermore, we cannot predict what actions the Biden administration will implement in connection with the Health Reform Law. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we currently, or intend to, commercialize in the U.S. or that reduce medical procedure volumes could adversely affect our operations and/or future business plans.

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

Obtaining reimbursement approval for a product that we may commercialize or promote, including our current commercial products, from any government, commercial or other third-party payor is a time-consuming and costly process that could require us or our development or commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our products that we currently, or may, commercialize or promote to each payor. Even when a payor determines that a product that we currently or may commercialize or promote is eligible for reimbursement under its criteria, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or other foreign regulatory authorities, or may impose restrictions, such as prior authorization requirements, or may simply deny coverage altogether. Reimbursement rates may vary according to the use of the product that we commercialize or may commercialize or promote in the future and the clinical setting in which it is used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for products or services, and may reflect budgetary constraints or imperfections in Medicare, Medicaid or other data used to calculate these rates. In particular, reimbursement for our products may not be available from Medicare or Medicaid, and reimbursement from other third-party payors may be limited, reduced or revoked. Overall, our ability to get reimbursement coverage for our commercial products has historically been limited. Successful commercialization of our commercial products requires a conducive reimbursement environment. If our products do not receive adequate reimbursement coverage, or if reimbursement coverage is reduced or otherwise adversely affected, then their respective commercial prospects could be severely limited. Although certain payors may currently provide some form of coverage for our commercial products, payors may suspend or discontinue reimbursement at any time, may require or increase co-payments from patients, may impose restrictions or limitations on coverage, or may reduce reimbursement rates for our products. If we fail to establish broad adoption of and reimbursement for our commercial products, or if we are unable to maintain any existing reimbursement from payors, our ability to generate revenue could be harmed and this could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition to our existing commercial products, any new product we may commercialize or promote in the future may require that we expend substantial time and resources in order to obtain and retain reimbursement, and any of these efforts may not be successful.

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

Most recently, there has been heightened governmental scrutiny over the manner in which drug manufacturers set prices for their marketed products, which has resulted in the enactment (or proposal) of federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, several states have passed or introduced bills designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The U.S. Congress has also introduced bills targeting the same concerns surrounding drug pricing and related considerations. For example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, Congress is considering additional health reform measures as part of the budget reconciliation process. These laws and any other such implementation of legislation requiring publication of drug costs could materially and adversely impact our reputation, business, financial condition or results of operations by promoting a reduction in drug prices. As such, patients may choose to use other low-cost, established drugs or therapies.

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

As is the case with pharmaceuticals generally, certain side effects and adverse events may emerge as safety risks associated with the use of our therapeutic candidates. Similarly, serious adverse events have occurred and may occur in the future in connection with our clinical trials. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our therapeutic candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may have a material adverse effect on our reputation, business, financial condition or results of operations.

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

In connection with the closing of our in-license for Movantik®, we assumed control of ANDA litigation related to U.S. Patent No. 9,012,469, which covers the commercial, oxalate salt, form of naloxegol (naloxegol oxalate) that is due to expire in April 2032. In September 2021, we announced that all pending patent litigation brought pursuant to the Drug Price Competition and Patent Term Restoration Act (the Hatch-Waxman Act) had been settled regarding Movantik®.  The earliest licensed entry date of any generic naloxegol in the U.S. is October 1, 2030.

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

On February 22, 2021, Aether Therapeutics Inc., filed a complaint against us in the United States District Court for the District of Delaware, alleging that our marketing of the Movantik® product infringes certain patents held by Aether Therapeutics Inc. See “Item 8. Financial Information A. Consolidated Statements and Other Financial Information - Legal Proceedings regarding the Aether Litigation.” Given the stage of the Aether litigation, we are unable to predict the likelihood of success of the claims of Aether Therapeutics Inc. against us or to quantify any risk of loss. The Aether litigation could last for an extended period of time and require us to dedicate significant financial resources and management resources to our defense. An adverse ruling against us could materially and adversely affect our business, financial position, results of operations or cash flows and could also result in reputational harm. Even if we are successful in defending against these claims, the Aether litigation could result in delays in future product developments, reputational harm or other collateral consequences.

The license agreements we maintain, including our license agreement with Cosmo, may be amended or terminated. If we or the other parties to our license agreements amend or terminate the license agreements, the development, testing, manufacture, production and sale of our products or product candidates may be delayed or terminated, and our business may be adversely affected.

We are parties to commercialization or license agreements, which may be terminated, subject to conditions set forth in such agreements. On October 17, 2019, we entered into a strategic collaboration with Cosmo, which included a license agreement (the “Cosmo License Agreement”) with a wholly-owned subsidiary of Cosmo pursuant to which we were granted exclusive rights to commercialize Aemcolo® in the U.S. The Cosmo License Agreement provides that, beginning in October 2022, both parties have the right to terminate the Cosmo License Agreement unilaterally, subject to certain conditions. Cosmo recently expressed an interest in regaining its rights to Aemcolo® from us prior to October 2022 and in December 2021, the parties signed an amendment to the Cosmo License Agreement providing that either party may terminate the Cosmo License Agreement upon advance notice at any time. Subject to and following the termination of the Cosmo License Agreement, we would no longer be able to commercialize Aemcolo® and may never recover the costs we incurred during the term of the Cosmo License Agreement.

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

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, we believe we will not be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for 2021. However, there can be no assurance that this will be the case in future taxable years. If we were characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders, and (ii) having interest charges apply to certain distributions by us and sales of the ADSs.

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

Investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), and, in some limited circumstances, investors in our ADSs may not receive dividends or other distributions on our Ordinary Shares and may not receive any value for them, if it is illegal or impractical to make them available to investors in our ADSs.

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

In addition, we have adopted a change in control employee retention plan and entered into employment agreements providing for compensation to Company officers and employees in the event of a change in control (as defined by the plan and employment agreements), subject to the satisfaction of various conditions. See “Item 6 B. – Compensation – Change in Control Retention Plan.”

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

We have issued letters of indemnification to our directors and officers, pursuant to which we have agreed to indemnify them in advance for any liability or expense imposed on or incurred by them in connection with acts they perform in their capacity as a director or officer, subject to applicable law. The amount of the advance indemnity is limited to the higher of 25% of our then shareholders’ equity, per our most recent annual financial statements, or $10 million.

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

As of March 16, 2022, we had outstanding options to purchase 63,893,290 Ordinary Shares (equivalent to 6,389,329 of our ADSs) under our Amended and Restated Award Plan (2010) (“Award Plan”). As of March 16, 2022, we had 1,918,500 outstanding Restricted Share Units (“RSUs”), each with respect to one of our ADSs, which represents 10 of our Ordinary Shares. In addition, as of March 16, 2022, there were 97,718,090 Ordinary Shares (equivalent to 9,771,809 of our ADSs) reserved for issuance under our Award Plan (including Ordinary Shares subject to outstanding options under such plan). In addition, as of March 16, 2022 we have sold an aggregate of 332,454 ADSs under our current “at-the-market” equity offering program. Future substantial issuance or sale of our ADSs, or the perception that such sales may occur in the future, including sales of ADSs issuable upon vesting of RSUs and the exercise of options, warrants or other equity-based securities, may cause the market price of our ADSs to decline. Moreover, the issuance of ADSs upon the exercise of our options will also have a dilutive effect on our shareholders, which could further reduce the price of our ADSs.

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

We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which requires us to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting, and requires our auditor’s attestation report on the effectiveness of our internal control over financial reporting. The continuous process of strengthening our internal control and complying with Section 404 of the Sarbanes-Oxley Act is complicated, expensive and time-consuming. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2021, our internal control over financial reporting was effective, we cannot predict the outcome of our testing or any subsequent testing by our auditor in future periods. If we fail to maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it is not satisfied with our internal control. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our reputation, business, financial condition, results of operations or investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ADSs to decline.

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

The Securities and Exchange Commission, or SEC, maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our website address is http://www.redhillbio.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

Our capital expenditures for the years ended December 31, 2021, 2020 and 2019, were approximately $115,000, $406,000 and $168,000, respectively. Our current capital expenditures involve equipment and leasehold improvements.

B.           Business Overview

We are a specialty biopharmaceutical company, primarily focused on gastrointestinal (“GI”) and infectious diseases. Our primary goal is to become a leading specialty biopharmaceutical company through our commercial presence in the U.S. that supports commercialization of our current and potentially additional products approved for marketing in the U.S., and potential future commercialization of our therapeutic candidates, if approved.

We are currently focused primarily on the commercialization in the U.S. of the GI-related products, Movantik® (naloxegol), Talicia® (omeprazole, amoxicillin, and rifabutin) and Aemcolo® (rifamycin).

In addition, we continue to develop our pipeline of clinical-stage therapeutic candidates, including, among others, opaganib  and RHB-107 (upamostat), as potential treatments for COVID-19. We look for opportunities to leverage our commercial presence and capabilities in the U.S. to support the potential future launch of our therapeutic candidates currently under development, if approved by the FDA, or any FDA-approved products that we may acquire the rights to in the future.

Our current pipeline consists of six therapeutic candidates, most of which are in late-stage clinical development. We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. We have one product that we primarily developed internally which has been approved for marketing and, to date, none of our therapeutic candidates has generated meaningful revenues. We have out-licensed one of our commercial products, Talicia®, and one of our clinical-stage therapeutic candidates, opaganib, for specific territories outside the U.S. and we plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements outside the U.S. with pharmaceutical companies on a global and territorial basis or, in the case of commercialization in the U.S., independently with our dedicated commercial operations or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing, acquisitions and similar arrangements.

Our Strategy

Our goal is to become a leading specialty pharmaceutical company in the commercialization and development of pharmaceuticals for the treatment of GI and infectious diseases.

Key elements of our strategy are to:

●	advance our initiative to become a leading specialty biopharmaceutical company by leveraging our commercial presence in the U.S. to achieve successful commercialization of products approved for marketing, including Talicia® and our other commercial products, and future commercialization of our therapeutic candidates, if approved, and by identifying and acquiring rights to products that have been approved for marketing in the U.S. and investigational new drugs from pharmaceutical companies that are interested in divesting one or more of their products. Specifically, we seek to acquire rights to products that are already approved or commercialized in the U.S., preferably with a therapeutic focus on GI and infectious diseases, which would enable us to commercialize such products independently through our own marketing and commercialization capabilities. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field;
●	identify and acquire rights to products from pharmaceutical companies that have encountered cash flow or operational problems or that decide to divest one or more of their products for various reasons. Specifically, we seek to acquire rights to and develop products that are intended to treat pronounced clinical needs, have patent or other protections, and have potential target markets totaling tens of millions to billions of dollars. Additionally, we seek to acquire rights to and develop products based on different technologies designed to reduce our dependency on any specific product or technology. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field;
●	identify and enter into out-licensing or collaborative agreements with third parties to develop and/or commercialize our commercial products or therapeutic candidates in territories outside the U.S.;
●	enhance existing pharmaceutical products, including broadening their range of indications, or launching innovative and advantageous pharmaceutical products, based on existing active ingredients. Because there is a

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

Our Approved and Commercial Products in the U.S.

We have established the headquarters of our U.S. commercial operations in Raleigh, North Carolina. Our U.S. operations promote Movantik® for opioid-induced constipation in adults, Talicia® for the treatment of H. pylori infection in adults and Aemcolo® for the treatment of travelers’ diarrhea in adults. We also expect our U.S. operations to serve as the platform for potential launch of our proprietary, late-clinical stage therapeutic candidates in the U.S., if approved by the FDA, and potential in-licensed or acquired commercial-stage products in the U.S.

Our sales force consisted of approximately 120 employees as of December 31, 2021. The net revenues for the fiscal years ended December 31, 2021 and 2020 from the commercial products were approximately $85.8 million and $64.4 million, respectively. We continue to pursue the acquisition of additional commercial products, including, without limitation, through licensing or promotion transaction, asset purchase, joint venture with, acquisition of, or a merger with or other business combination with, companies with rights to commercial GI and other relevant assets and are continuously working to expand U.S. managed care access and coverage to our commercial products, where appropriate. We plan to pursue such opportunities in the U.S. and, if available, in other jurisdictions; however, we intend to focus our commercial activities in the U.S. We currently promote and commercialize three GI products in the U.S.

Movantik®

We acquired the worldwide rights (excluding Europe, Canada and Israel) to commercialize and develop Movantik® (naloxegol) from AstraZeneca in April 2020. Movantik® is a proprietary once-daily oral peripherally-acting mu-opioid receptor antagonist (PAMORA) approved by the FDA for the treatment of opioid-induced constipation (OIC) in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. We initiated the promotion of Movantik® in the second quarter of 2020. In October 2020, we gained the rights to commercialize and develop Movantik® in Israel, and thus we now hold the worldwide rights to Movantik®, excluding Europe and Canada. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for Movantik®.”

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

Movantik® primarily competes with several branded therapies already approved and used extensively to treat OIC, including Amitiza® (lubiprostone, promoted by Takeda Pharmaceuticals) and two other oral PAMORA drugs, Relistor® (methylnaltrexone bromide, promoted by Salix Pharmaceuticals) and Symproic® (naldemedine, promoted by BioDelivery Sciences International, Inc.). Movantik® also competes with several OTC and prescription drugs, such as laxatives, including stool softeners, stimulants and the use of enemas. We may also be exposed to potential competitive products that may be under development to treat or prevent OIC. Our commercial success is dependent on continued reimbursement by commercial and government payors.

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

Gastric cancer is one of the most prevalent cancers worldwide and one of the most common causes of cancer-related deaths, accounting for approximately 768,000 deaths annually, according to the World Health Organization (“WHO”) GLOBOCAN 2020 report. According to a 2010 report by Polk DB et al. published in Nature Reviews Cancer, H. pylori-induced gastritis is the strongest singular risk factor for cancers of the stomach, and eradication of H. pylori significantly decreases the risk of developing cancer in infected individuals without pre-malignant lesions.

In November 2014, Talicia® was granted QIDP designation by the FDA. The QIDP designation was granted under the FDA’s Generating Antibiotic Incentives Now (GAIN) Act, which is intended to encourage the development of new antibiotic drugs for the treatment of serious or life-threatening infections that have the potential to pose a serious threat to public health. Under its QIDP designation, Talicia® is eligible for an additional five years of U.S. market exclusivity, on top of the standard exclusivity period, for a total of eight years of market exclusivity.

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

On December 5, 2021, we entered into an exclusive license agreement with Gaelan Medical for Talicia®, in the UAE.  See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements  License Agreement with Gaelan Medical”.

Regulatory Status

On November 1, 2019, Talicia® was approved by the FDA and is eligible for a total of eight years of U.S. market exclusivity.

Market and Competition

The American College of Gastroenterology clinical guidelines for the treatment of H. pylori infection published in 2017 generally exclude the majority of the U.S. population from treatment with current standard-of-care therapies which commonly include the antibiotic clarithromycin with amoxicillin or another antibiotic and a proton pump inhibitor. The American College of Gastroenterology recommends against using clarithromycin-based triple therapies in cases where the patient has prior macrolide exposure, in regions with unknown clarithromycin resistance or regions with 15% or more clarithromycin resistance. It is estimated that clarithromycin resistance in the U.S. exceeds 20% prevalence (Park JY, Dig Dis Sci. 2016). Such current clarithromycin and metronidazole-based standard-of-care treatments fail in approximately 25-40% of the patients due to the development of antibiotic resistance, based on Malfertheiner P. et al. (Gut 2012), O’Connor A. et al. (Helicobacter 2015) and Venerito M. et al. (Digestion 2013). According to a 2015 publication by Shiota et al., it is estimated that H. pylori resistance to clarithromycin, a standard-of-care antibiotic used for the treatment of H. pylori, more than doubled between 2009-2013. According to a 2021 publication by Graham et al., although clarithromycin is still widely used to treat H. pylori, by the year 2000, increasing resistance resulted in clarithromycin triple therapy becoming generally ineffective.

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

Talicia® faces competition in the U.S. from certain branded prescription therapies indicated for the treatment of H. pylori infection including, but not limited to, Pylera® (sold by Allergan plc), PrevPac® (sold by Takeda Pharmaceuticals) and Omeclamox-Pak® (sold by Cumberland Pharmaceuticals), as well as from the generic individual components of these branded therapies and other generic antibiotics and PPIs approved for the treatment of H. pylori infection. Additionally, the individual components of Talicia® are available in generic form and while rifabutin is not available in an equivalent dose, there is a risk that some physicians may prescribe the individual components of Talicia® in doses that are not equivalent to the approved drug and regimen. We may also be exposed to potential competitive products that may be under development to treat H. pylori infection.

In addition, Phathom Pharmaceuticals, Inc. (“Phathom Pharmaceuticals”) has submitted two NDAs to the FDA for marketing approval of vonoprazan, in combination with amoxicillin and in combination with amoxicillin and clarithromycin for the eradication of H. pylori infection, with a target PDUFA date of May 3, 2022. Phathom

Pharmaceuticals has announced that, if approved, they expect to launch vonoprazan dual and triple therapies in the second half of 2022. Vonoprazan is an oral small molecule potassium competitive acid blocker (P-CAB) which has received marketing approval in Japan and other countries in Asia and Latin America.

We believe that Talicia® offers a significant benefit over other marketed drugs in part because of the resistance profile demonstrated in our Phase 3 program, which showed no bacterial resistance to rifabutin and high resistance to clarithromycin and metronidazole.

Aemcolo®

Aemcolo®, containing 194mg of rifamycin, is an orally administered, minimally absorbed antibiotic that is delivered to the colon, approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults (“Travelers’ Diarrhea”). In October 2019, we entered into a license agreement, as amended, with a wholly-owned subsidiary of Cosmo pursuant to which we were granted exclusive rights to commercialize Aemcolo® in the U.S. (the “Cosmo License Agreement”). In December 2019, we launched the commercialization of Aemcolo® in the U.S. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Exclusive License Agreement for Aemcolo®.”

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

Due to the significant decrease in travel as a result of the pandemic, the travelers’ diarrhea market has been significantly impacted, and we have not generated meaningful revenues from the sale of Aemcolo®. We do not expect Aemcolo® to generate meaningful revenues until U.S. international travel returns to pre-COVID-19 pandemic levels, if at all, and there can be no assurance that we will generate meaningful revenues upon return of U.S. international travel to pre-pandemic levels.

In December 2021, we and Cosmo amended the Cosmo License Agreement such that either party may terminate the Cosmo License Agreement upon advance notice at any time.

We have implemented plans, including re-launching active field promotion of Aemcolo®, to support, and build on, the initial momentum that Aemcolo® was generating pre-COVID-19 travel restrictions. Based on our current plans, our return to full promotional activities is subject to the return of international travel.

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

There are several competing drugs marketed in the U.S. intended for the treatment of Travelers’ Diarrhea. One of the leading competitors is Xifaxan® (rifaximin, marketed by Salix Pharmaceuticals), a prescription drug approved for the treatment of Travelers’ Diarrhea caused by non-invasive strains of E. coli in adults and pediatric patients, treatment of IBS-D and reduction in risk of overt hepatic encephalopathy recurrence in adults. Aemcolo® also competes with generic antibiotics such as fluoroquinolones and azithromycin. Aemcolo® also competes with prescription and OTC anti-diarrheal medications such as loperamide and bismuth subsalicylate, as well as probiotics and medical foods which may offer symptomatic relief. We may also be exposed to potentially competitive products, which may be under development to treat or prevent Travelers’ Diarrhea, including new antibiotics, anti-diarrheals, and vaccines.

Our Therapeutic Candidates

Summary

The ongoing development programs of our six therapeutic candidates, most in late-stage clinical development, include “RHB-204”, “opaganib”, “RHB-107” (upamostat), “RHB-104”, “RHB-102 (Bekinda®)” and “RHB-106” and related research and development programs, the most advanced of which are described below.

Potential Advantages
Over Most Existing
Name of Therapeutic		Treatments, if	Development
Candidate	Proposed Indication	Approved	Stage	Rights to the Product
RHB-204	Pulmonary nontuberculous mycobacteria (NTM) infections caused by Mycobacterium avium complex (MAC)	Oral formulation targeting a major cause of pulmonary NTM infections	Phase 3 study ongoing	We filed patent applications internationally directed to the proposed commercial formulation and use
opaganib	Patients hospitalized with SARS-CoV-2 severe COVID-19 pneumonia	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	U.S. Phase 2 study completed and top-line data received; global Phase 2/3 completed and top-line data received and submitted regulatory packages to regulatory authorities	We filed patent applications to protect the proposed commercial use
opaganib	Advanced unresectable cholangiocarcinoma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Phase 2 study in the U.S. ongoing (ABC-108)	Worldwide exclusive license
opaganib	Prostate cancer	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities in addition to failing treatment with abiraterone or enzalutamide	Investigator-sponsored Phase 2 study in the U.S ongoing	Worldwide exclusive license
RHB-107 (upamostat; formerly Mesupron)	Outpatients infected with SARS-Co-V-2 (COVID-19 disease)	Oral administration, inhibitor of human serine proteases with antiviral activity and established safety profile	Phase 2/3 study ongoing	We filed patent applications to protect the proposed commercial use
RHB-107 (upamostat; formerly Mesupron) and opaganib	Advanced unresectable cholangiocarcinoma	Combination of (RHB-107 (upamostat)) and (opaganib )	Preclinical evaluation ongoing	We filed patent applications internationally directed to the proposed commercial use
RHB-107 (upamostat; formerly Mesupron)	Gastrointestinal and other solid tumors	Oral administration, inhibitor of human serine proteases with established safety profile	Completed Phase 2 studies in pancreatic cancer and breast cancer; preclinical testing ongoing	Worldwide exclusive license; excludes China, Hong Kong, Taiwan, and Macao[1]
RHB-104	Crohn’s disease	Novel mechanism of action and improved clinical benefit (targeting suspected underlying cause of Crohn’s disease)	First Phase 3 study completed; supportive results from the open-label extension Phase 3 study	We filed patent applications internationally directed to the proposed commercial formulation and use
RHB-102 (Bekinda®) 24 mg	Acute gastroenteritis and gastritis	No other approved 5-HT3 serotonin receptor inhibitor for this indication; once-daily dosing	First Phase 3 study in the U.S. completed; confirmatory Phase 3 study in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-102 (Bekinda®) 12 mg	IBS-D	Potential 5-HT3 serotonin receptor inhibitor with improved safety, while maintaining efficacy	Phase 2 in the U.S. completed; Phase 3 program in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-106	Bowel preparation	Oral pill, avoid severe bad taste of chemical solutions, no known nephrotoxicity issues	Phase 2/3 studies in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use

RHB-204

Nontuberculous Mycobacteria Infections

In November 2020, we initiated a Phase 3 study in RHB-204 for the treatment of pulmonary Mycobacterium avium complex (MAC) disease in adults with nodular bronchiectasis (also referred to hereafter as pulmonary nontuberculous mycobacteria (NTM) disease caused by MAC.

[1]	We have received a Notice of Allowance from the United States Patent and Trademark Office for treatment of solid tumors with a combination of opaganib and RHB-107.

The study is intended to assess the efficacy and safety of RHB-204 as a potential first-line, stand-alone treatment for pulmonary NTM infections caused by MAC. The multi-center, randomized, double-blind, two-part, placebo-controlled, parallel-group Phase 3 study will be conducted at up to 40 sites across the U.S. The co-primary endpoints for Part 1 of the study are the proportion of patients with sputum culture conversion after 6 months of treatment, defined as 3 consecutive monthly negative sputum cultures with RHB-204, compared to placebo, and the mean change in the Quality-of-Life questionnaire - Bronchiectasis (QoL-B) Respiratory Symptoms domain score from baseline to Month 6 for RHB-204 compared to placebo. Subjects entering Part 2 of the study after Month 6 assessments will receive open-label RHB-204 until month 16 of treatment (12 months from sputum culture conversion), followed by post-treatment follow up of 3 months, with patient reported outcomes and durability of microbiological response assessed at Month 6, Month 16 and Month 19.  An interim sample size re-estimate is planned once the study reaches approximately 50% enrolment. Given that NTM infection is a rare disease, recruitment of patients to the Phase 3 study is expected to be slow. The COVID-19 pandemic has also delayed recruitment significantly.

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

RHB-204 is a patented fixed-dose combination product of three antibiotics intended to simplify administration and optimize compliance, selected based on modelling to provide optimal balance of the potential safety and efficacy. Each capsule contains the same three antibiotics as RHB-104 (clarithromycin, clofazimine, and rifabutin), but at doses unique from RHB-104. Clarithromycin and rifabutin were selected because mycobacteria live within host cells, and these agents have intracellular activity against MAC. Further, rifabutin enhances the antimicrobial activity of clarithromycin due to increased levels of clarithromycin's active metabolite. Selection of clofazimine was based on its activity against MAC, preferential accumulation in macrophages and bactericidal activity demonstrated in a mouse model of tuberculosis. Moreover, the inclusion of rifabutin and clofazimine has shown to mitigate the emergence of resistance to clarithromycin compared to clarithromycin alone or in combination with only rifabutin or clofazimine in a clarithromycin-susceptible M.avium lung infection mouse model as well as exhibiting significant reductions in bacterial counts in the lung after four and eight weeks of treatment.

Market and Competition

Pulmonary NTM is an orphan disease affecting an estimated 110,000 patients in the U.S. in 2017, according to a 2017 analysis by Foster Rosenblatt. Although rare, the incidence and number of deaths from NTM disease have been steadily increasing globally, according to Ratnatunga CN et al. (Front. Immunol. 2020), with a rise in the number of globally documented NTM infections leading to NTM being recognized as emerging threat causing significant morbidity and mortality in both immune competent and immune compromised populations. Treatment options remain limited, lengthy and challenging (Ryu YJ et al. Tuberc Respir Dis, 2016; Ratnatunga CN et al. Front. Immunol. 2020).

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

In September 2018, the FDA approved Arikayce® (amikacin liposome inhalation suspension), a new drug developed by Insmed Incorporated, for the treatment of lung disease caused by MAC in a limited population of refractory patients which does not respond to conventional treatment. To the best of our knowledge, this is the first treatment approved specifically for pulmonary NTM infections caused by MAC. Arikayce® is indicated as a second-line therapy in refractory patients as part of a combination antibacterial drug regimen. The Arikayce® prescribing information includes a Boxed Warning regarding the increased risk of respiratory conditions, including hypersensitivity pneumonitis, bronchospasm, exacerbation of underlying lung disease and hemoptysis that have led to hospitalizations in some cases.

Several drug candidates are currently under development for the treatment of NTM infections, including but not limited to, LungFit® GO (Beyond Air Inc.), an inhaled Nitric Oxide and SRP720 (Spero Therapeutics, Inc.), an oral antimicrobial agent and Nuzyra® (Paratek Pharmaceuticals), an oral antibacterial agent. Additionally, Insmed Incorporated is conducting a clinical trial program with Arikayce® as a first-line treatment for patients with MAC lung disease. According to www.clinicaltrials.gov, there are several additional ongoing clinical studies evaluating treatments for NTM infections.

Clinical Development

Although each of the three components of RHB-204 is approved individually and has been tested extensively in humans (e.g. see RHB-104), the formulation and doses represented by RHB-204 is novel and has not previously been tested in humans. Initiation of the trial for pulmonary NTM lung infections was in November 2020. The appropriate regulatory path is currently under discussion.

The following chart summarizes the development history and status of RHB-204:

				Planned
				number of
	Development	Purpose of	Clinical	subjects of	Status of
Trial name	phase	the trial	trial sites	the trial	the trial
CleaR-MAC Trial	Phase 3	Evaluate the efficacy and safety of RHB-204 in adult subjects with documented MAC lung infection.	Up to 40	125	Recruiting

Opaganib

Opaganib, a new chemical entity, is a proprietary, first-in-class, orally-administered, sphingosine kinase-2 (SK2) selective inhibitor with observed anticancer, anti-inflammatory, and antiviral activities, targeting multiple oncology, viral, inflammatory, and gastrointestinal indications. The compound originally designated as ABC294640 received an international non-proprietary name, opaganib, in the Recommended INN: List 79, 2018.

Opaganib inhibits SK2, a lipid kinase that catalyzes the formation of the lipid signaling molecule sphingosine 1-phosphate (“S1P”). S1P promotes cancer growth and proliferation and pathological inflammation, including TNFα signaling and other inflammatory cytokine production. Specifically, by inhibiting the SK2 enzyme, opaganib blocks the synthesis of S1P which regulates fundamental biological processes such as cell proliferation, migration, immune cell trafficking and angiogenesis, and is also involved in immune-modulation and suppression of innate immune responses from T cells.

Opaganib’s proposed antiviral mechanism, based on pre-clinical studies conducted with the molecule, inhibits the replication of positive-strand single-stranded ribonucleic acid (“RNA”) viruses, of which coronavirus, and specifically SARS-CoV-2, is a member. By binding to SK2, opaganib inhibits SK2 recruited to the viral replication-transcription complex and thus blocks the intracellular viral replication process. Because SK2 is a human host factor, opaganib’s proposed action is expected to maintain effect against known and emerging SARS-CoV-2 variants of concern irrespective of mutations in the viral spike-protein. Additionally, preclinical in vivo studies have demonstrated opaganib's potential to decrease renal fibrosis, have shown decreased fatality rates from influenza virus infection, and amelioration of bacteria-induced pneumonia lung injury by reducing the levels of IL-6 and TNF-alpha in bronchoalveolar lavage fluids.

On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee Biotechnology Corporation (“Apogee”), pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to opaganib and, as noted above, received an international non-proprietary name, opaganib, in 2018) and additional intellectual property for all indications. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for opaganib.”

In March 2022, we entered into an exclusive license agreement with Kukbo for opaganib for the treatment of COVID-19 in South Korea. See “ - Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement with Kukbo”.

The development of opaganib has been supported by grants and contracts from U.S. federal and state government agencies awarded to Apogee, including from the NCI, BARDA, the U.S. Department of Defense and the FDA Office of Orphan Products Development.

Market and Competition

Opaganib is currently being developed for several potential indications, including for the treatment of severe COVID-19 pneumonia, cholangiocarcinoma (bile duct cancer), and prostate cancer.

COVID-19 is a disease caused by a coronavirus virus, SARS-CoV-2. The clinical spectrum has not yet been well defined and ranges from asymptomatic infection to pneumonia and Acute Respiratory Distress Syndrome (ARDS) with multiorgan failure, that may lead to death. Patients over 65 years and those with significant comorbidities, such as diabetes, cardiac or pulmonary disease, are more susceptible for developing severe disease and have a relatively higher mortality rate compared to younger, otherwise healthy patients. To date, there have been over 460 million confirmed cases of COVID-19 worldwide, with almost 6 million reported deaths. Several therapies have been approved by the FDA for the treatment of COVID-19, some under emergency use authorization. These therapies include antiviral drugs such as remdesivir, molnupiravir and nirmatrelvir, anti-inflammatory drugs and monoclonal antibodies. The FDA recently granted Emergency Use Authorization for two oral antiviral drugs intended for patients with mild-to-moderate COVID-19. These therapies are intended for the outpatient setting and require treatment initiation within a limited window of five days from symptom onset. As of the filing of this report, no oral therapy has been approved to date for treatment of hospitalized patients with severe disease. Several vaccines for SARS-CoV-2 have also been approved by the FDA and other regulatory agencies to date. Multiple additional drug therapies and vaccines are currently under development for COVID-19.

Cholangiocarcinoma (bile duct cancer) is a highly lethal malignancy. According to the American Cancer Society report, approximately 8,000 people are diagnosed with intrahepatic and extrahepatic bile duct cancers annually in the U.S., with recent studies showing an increased incidence of cholangiocarcinoma, mainly attributed to recent advancements in the diagnosis of this disease (Gores GJ, Hepatology, 2003). Surgery with complete resection is currently known to be the only curative therapy for cholangiocarcinoma; however, only a minority of patients are classified as having a resectable tumor at the time of diagnosis. Additional treatment options include radiation therapy and chemotherapy, but the efficacy of these treatments in cholangiocarcinoma patients is also limited and the prognosis for relapse patients who have failed initial chemotherapy is very poor, with an overall median survival of approximately one year (Valle J, et al. New Eng J, Med 2010). In recent years, the FDA has approved two targeted drug therapies specifically for cholangiocarcinoma. In April 2020, the FDA approved Pemazyre® (pemigatinib, Incyte Corporation), the first drug approved specifically for cholangiocarcinoma, indicated for adults with advanced bile duct cancer whose cancer has grown after at least one previous chemotherapy treatment and whose tumors have a mutation in the FGFR2 gene. FGFR2 fusions have been found in the tumors of approximately 9% to 14% of patients with cholangiocarcinoma. In August 2021, the FDA approved Tibsovo® (ivosidenib, Servier Pharmaceuticals LLC) for adult patients with previously treated, locally advanced or metastatic cholangiocarcinoma with an isocitrate dehydrogenase-1 (IDH1) mutation as detected by an FDA-approved test. IDH1 mutations are estimated to occur in up to 20% of cholangiocarcinoma cases in the U.S. We believe there remains a high unmet medical need for new therapies for the majority of cholangiocarcinoma patients.  There are several drugs in late-stage clinical development for cholangiocarcinoma. The 5-year relative survival rates of intrahepatic and extrahepatic cholangiocarcinoma patients range between 2% to 25%, depending on the tumor type and stage at diagnosis, according to the American Cancer Society.

Prostate cancer is the second most common cancer and the second leading cause of cancer death in American men. The American Cancer Society estimates that approximately 268,000 new cases of prostate cancer will be diagnosed in 2022. Prostate cancer is more likely to develop in older men and in African-American men. Treatment options depend on each case and include surgery, radiotherapy, cryotherapy, chemotherapy, hormone therapy, and immunotherapy. There are several approved drugs indicated for treatment of prostate cancer, as well as several drugs in development for U.S. approval.

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

ABC-201: Global Phase 2/3 Study

In July 2020, we initiated a global Phase 2/3 clinical trial evaluating opaganib in hospitalized patients with severe COVID-19 pneumonia. This global multi-center, randomized, double-blind, parallel-arm, placebo-controlled trial enrolled a total of 475 patients requiring hospitalization and treatment with supplemental oxygen. The study was approved in ten countries.

In September 2021, we reported that preliminary top-line data from the opaganib (ABC294640) global Phase 2/3 study in hospitalized patients with severe COVID-19 pneumonia showed that the study did not meet its primary endpoint. Analysis of the study efficacy endpoints did show trends in favor of the opaganib arm as compared to placebo across multiple endpoints, including the primary endpoint, despite not achieving statistical significance.

In October 2021, we reported new data from a further analysis of this study, showing that treatment with oral opaganib as compared to the placebo-controlled arm resulted in a 62% statistically significant reduction in mortality as well as statistically significant improved outcomes in time to room air and median time to hospital discharge in a group of 251 hospitalized, moderately severe COVID-19 patients, comprising 54% of the study participants.

These new results were from a post-hoc analysis of data from the 251 study participants requiring a Fraction of inspired Oxygen (FiO2) up to 60% at baseline. Patients with FiO2 ≤ 60% are still considered to be severely affected and typically require oxygen supplementation via a nasal cannula or face mask.

Analyses of the FiO2 up to 60% patient subset from the opaganib Phase 2/3 study, the median for FiO2 levels in the study, who were treated with either opaganib or placebo in addition to standard-of-care (including dexamethasone and/or remdesivir) demonstrated consistent benefit across endpoints, in this subset of hospitalized moderately severe patients. Given the post-hoc characteristics of this subset, statistical inferences of significance cannot be formally attributed (nominal values presented). We also conducted a sensitivity analysis to account for missing data interpretability:

●	Mortality: Opaganib treatment resulted in a statistically significant 62% reduction in mortality (7/117 patients treated with opaganib vs. 21/134 for placebo; nominal p-value=0.019, Relative Risk 2.6) (Sensitivity Analysis: 5/117 vs. 16/134, 64% efficacy benefit; nominal p-value=0.033, Relative Risk - 2.8).

A detailed analysis of baseline risk factors and their potential impact on the mortality outcome in the sensitivity analysis group has also been undertaken, showing that the benefit is robustly maintained irrespective of the subgroups/risk factors, confirming that the positive outcome observed is due to opaganib.

●	Reaching Room Air by Day 14 (primary endpoint of the study): 77% of opaganib-treated patients reached room air by Day 14 vs. 63.5% for placebo – an efficacy benefit of 21% with opaganib (nominal p-value=0.033).
●	Median time to discharge: Patients treated with opaganib showed median time of 10 days to discharge vs. 14 days for the placebo arm, resulting in a saving of four days hospitalization per opaganib patient and saving a total of 524 cumulative days of hospitalization across the group by Day 42, nominal p-value=0.0195.
●	Safety: Overall adverse events were balanced between the opaganib and placebo groups, suggesting good safety, with no new safety signals emerging, further supporting potential use in this patient population and earlier stage populations.

In January 2022, we reported new data from a prespecified analysis of all Phase 2/3 study patients with positive PCR at screening, demonstrating that opaganib improved the median time to viral RNA clearance by at least 4 days. Treatment with opaganib resulted in viral RNA clearance in a median of 10 days while the median for clearance in the placebo arm was not reached by the end of 14-days treatment for placebo (hazard ratio 1.34; nominal p-value=0.043, N=437/463). To the best of our knowledge, opaganib is the first oral novel drug candidate to show improved viral RNA clearance in patients with severe COVID-19 pneumonia. This data provides clinical evidence supporting opaganib's potential antiviral activity.

In February 2022, we reported additional results from two prespecified analyses from the Phase 2/3 study. The first analysis showed that opaganib significantly reduced mortality when given to patients who received remdesivir and corticosteroids, the best available standard-of-care (SoC) for hospitalized patients. This analysis, undertaken for all patients from the study who were receiving remdesivir and corticosteroids at baseline, demonstrated a significant 70.2% mortality benefit for opaganib-treated patients, with a mortality rate of 6.98% (n=3/43) for the opaganib arm + SoC versus 23.4% (n=11/47) for placebo + SoC by Day 42 (p-value=0.034).

The second analysis further showed that opaganib delivered a significant benefit in time to recovery, defined as achieving a score of 1 or less on the WHO Ordinal Scale by Day 14. The prespecified analysis showed opaganib delivered a significant 34% benefit in time to recovery, with 37.4% of opaganib-treated patients (n=86/230) reaching this event versus 27.9% of patients (n=65/233) treated with placebo + SoC (p-value=0.013, Hazard Ratio 1.49).

Top-line safety data for the Phase 2/3 clinical trial showed good tolerability of opaganib, with balanced adverse events between the study arms. Analysis of the top-line data is still ongoing, including further analysis of the potential for increased benefit of treatment with opaganib in patients at earlier stages of disease. We continue making regulatory progress, with opaganib data submissions initiated in the fourth quarter of 2021 in the U.S., Europe, UK and additional countries. Discussions remain ongoing and initial guidance on a confirmatory study and potential path to approval has been received from the EU's EMA, the U.S. FDA, UK's MHRA and others. Based on regulatory feedback from other territories and external advice received, we are also planning potential emergency and marketing authorization applications in certain such countries in the first half of 2022.

We continue to further examine and analyze the data from this study along with all the information gathered during this study, including all safety, and secondary outcome measures.

We have submitted data packages for opaganib to the regulatory agencies in the U.S., EU, UK and other territories in the fourth quarter of 2021. Discussions remain ongoing and initial guidance on a confirmatory study and potential path to approval has been received from the EU's EMA, the U.S. FDA, UK's MHRA and others. Based on regulatory feedback from other territories and external advice received, the Company is also planning potential emergency and marketing authorization applications in certain such countries in the first half of 2022.

We are also continuing its discussions with U.S. and other government agencies and non-governmental organizations around potential funding to support the ongoing development of opaganib. Discussions are also ongoing with potential partners who are interested in the rights to opaganib in various territories.

ABC-110: U.S. Phase 2 Study

In December 2020, we announced that our randomized, double-blind, placebo-controlled U.S. Phase 2 trial with opaganib in patients hospitalized with COVID-19 pneumonia demonstrated positive safety and efficacy data. The trial, which was not powered for statistical significance, enrolled 40 patients requiring hospitalization and supplemental oxygen.

Top-line results from the study found opaganib to be safe, with no material safety differences between the opaganib and placebo treatment arms. Overall, fewer patients suffered from serious adverse events (SAEs) in the opaganib treatment arm than in the placebo arm. In this small sample size, there were few events of intubation or fatality, and these were balanced between the two arms.

The opaganib-treated arm demonstrated a consistent trend of greater improvement in reducing oxygen requirement by end of treatment on Day 14 across key primary and secondary efficacy outcomes, correlating with clinical improvement as defined by the WHO ordinal scale:

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

The data is being provided for peer review.

Additionally, preclinical in vivo studies have demonstrated that opaganib decreased fatality rates from influenza virus infection and ameliorated Pseudomonas aeruginosa-induced lung injury by reducing the levels of IL-6 and TNF-alpha in bronchoalveolar lavage fluids.

Preclinical studies

In September 2021, we announced results of a preclinical study demonstrating opaganib’s efficacy in significantly decreasing renal fibrosis in a unilateral ureteral obstruction-induced renal interstitial fibrosis model. Reports suggest that over 20% of hospitalized COVID-19 patients experience acute renal failure. The aim of the in vivo efficacy study was to verify the effect of opaganib on kidney inflammation and fibrosis in a unilateral ureteral obstruction (UUO) model – a well characterized model for renal fibrosis. Results from the study showed that opaganib significantly decreased renal fibrosis.

Opaganib demonstrated potent antiviral activity against SARS-CoV-2, the virus that causes COVID-19, completely inhibiting viral replication in an in vitro model of human lung bronchial tissue. In June 2021, we announced that preliminary results from a preclinical study demonstrated potent inhibition of the Beta and Gamma COVID-19 variants of concern by opaganib at non-cytotoxic doses. We further announced in August 2021 that opaganib demonstrated strong inhibition of the Delta variant replication while maintaining cell viability at relevant concentrations in a 3D tissue model of human bronchial epithelial cells. Based on opaganib’s unique host-targeted mechanism and the preliminary results of this study, we believe opaganib is likely to also maintain its activity against emerging variants of COVID-19.

Compassionate use

In April 2020, at the beginning of the COVID-19 pandemic, we established a compassionate use program, providing opaganib on a compassionate-use basis to patients with severe COVID-19 in Israel and in Switzerland. A report was published in medRxiv describing the compassionate-use in Israel (2020), in which a small cohort (seven patients) with severe COVID-19 pneumonia requiring supplemental oxygen via high flow nasal cannula (HFNC) were treated with opaganib. The dose administered was 500 mg BID for up to 14 days. The outcomes of these patients were evaluated against matched controls at the same hospital center. No safety issues were observed in this small cohort. Additionally, a physician in Switzerland requested opaganib on a compassionate-use basis to treat ten COVID-19 patients. The data gathered from the physician is limited; however the outcomes suggest that the treatment was safe and well tolerated in this small cohort of patients.

ABC-108: Advanced Unresectable Cholangiocarcinoma

A Phase 2a clinical study with opaganib in patients with advanced, unresectable, intrahepatic, perihilar and extrahepatic cholangiocarcinoma is ongoing at Mayo Clinic’s major campuses in Arizona and Minnesota, the Huntsman Cancer Institute, University of Utah Health and at Emory University. In September 2018, we announced that the study achieved its pre-specified efficacy goal for the first stage of the two-stage study design, and as a result, the study has continued to its second stage. Treatment with opaganib, Part 1 of the study, designed to enroll 39 evaluable patients, completed enrollment in January 2020. Preliminary data from this cohort indicated a signal of activity in a number of subjects with advanced cholangiocarcinoma. Enrollment is ongoing for a second cohort, evaluating opaganib in combination with hydroxychloroquine, an anti-autophagy agent. Opaganib received orphan drug designation from the FDA for the treatment of cholangiocarcinoma.

In October 2019, an expansion cohort for cotreatment of opaganib and hydroxychloroquine sulfate (HCQ) was submitted to the FDA. Enrollment of this cotreatment cohort, Part 2 of the study, began in July 2020. The cohort will consist of two phases: Phase 1, an accelerated dose escalation run-in with enrollment of up to 15 patients evaluable for safety and tolerability, and Phase 2, treatment of 20 patients evaluable in the Phase 1 determined dose to determine safety and tolerability.

The primary objective of Part 1 is to determine the response rate (RR) of cholangiocarcinoma defined as objective responses (OR), i.e. complete and partial responses (CR, PR) plus stable disease (SD) of at least four months to treatment with opaganib. The primary endpoint of Part 2 is to determine Durable Disease Control Rate (DDCR), defined as Disease Control Rate (DCR) of at least four months’ duration to treatment with opaganib and HCQ.

In April 2017, the FDA granted to opaganib orphan drug designation for the treatment of cholangiocarcinoma. The orphan drug designation allows us to benefit from various development incentives to develop opaganib for this indication, including tax credits for qualified clinical testing, the waiver of a prescription drug user fee (PDUFA) upon submission of a potential NDA and, if approved, a seven-year marketing exclusivity period (subject to certain exceptions) for the treatment of cholangiocarcinoma.

EAP for the Treatment of Advanced Unresectable Cholangiocarcinoma

An EAP is for eligible participants who do not qualify for participation in, or who are otherwise unable to access, the ongoing clinical trial ABC-108 for advanced unresectable cholangiocarcinoma. This program is designed to provide access to opaganib for the treatment of cholangiocarcinoma prior to approval by the local regulatory agency. We cannot predict how long this program will continue, and we may decide for various reasons, including but not limited to resources and availability of opaganib, not to continue with the EAP.

ABC-103: Refractory or Relapsed Multiple Myeloma

A Phase 1b study with opaganib for the treatment of refractory or relapsed multiple myeloma was performed in heavily pretreated patients at Duke University Medical Center. A total of 13 patients were enrolled and treated in three dose cohorts. While efficacy was not the primary endpoint of the Phase 1b study, of ten evaluable subjects, one patient achieved a very good partial response. The study was supported by a $2 million grant from the National Cancer Institute (the “NCI”) Small Business Innovation Research Program awarded to Apogee Biotechnology Corporation, in conjunction with Duke University, with additional support from us.

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

The primary endpoints of the first portion of the study (Phase 1) were to assess safety and determine the maximum tolerated dose in this group of patients. Secondary objectives included assessment of antitumor activity and determination of the PK and pharmacodynamic (PD) properties of opaganib in refractory or relapsed multiple myeloma patients.

At the current stage, we have no intention to pursue the development of opaganib for this indication.

ABC-101: Advanced Solid Tumors

A Phase 1 study, first-in-man evaluation of opaganib in advanced solid tumors was completed in the summer of 2015. Final results demonstrated that the study, conducted at the Medical University of South Carolina (MUSC), successfully met its primary and secondary endpoints, demonstrating that the compound is well tolerated and can be safely administered to cancer patients at doses predicted to have therapeutic activity.

Twenty-one patients with advanced solid tumors were treated with opaganib in the study, the majority of who were GI cancer patients, including pancreatic, colorectal and cholangiocarcinoma cancers.

The study included the first-ever longitudinal analysis of plasma S1P levels as a potential pharmacodynamic biomarker for activity of a sphingolipid-targeted drug. Administration of opaganib resulted in a rapid and pronounced decrease in levels of S1P with several patients having prolonged stabilization of disease.

The study was supported by grants from the U.S. National Cancer Institute (NCI) awarded to MUSC Hollings Cancer Center, an NCI-Designated Cancer Center, and from the FDA Office of Orphan Products Development (OOPD) awarded to Apogee.

ABC-106: Advanced Hepatocellular Carcinoma

An investigator-sponsored Phase 2 study to evaluate the safety and efficacy of opaganib as a second-line monotherapy in patients with advanced hepatocellular carcinoma (“HCC”) was initiated at MUSC Hollings Cancer Center, the Mayo Clinic campus at Arizona and the University of Maryland.

The study was led by Dr. Carolyn Britten, MUSC, and was planned to enroll up to 39 patients who have experienced tumor progression following treatment with first-line single-agent sorafenib (Nexavar®).

In September 2019, we announced that The National Cancer Institute (NCI) grant that was previously awarded to the MUSC to support a study with opaganib in hepatocellular carcinoma (HCC) had been diverted to support a Phase 2 study with opaganib for a different indication, prostate cancer (ABC-107). At the current stage, we have no intention to pursue the development of opaganib for the HCC indication.

ABC-107: Prostate Cancer

The investigator-sponsored study “A Phase 2 Study of the Addition of opaganib to Androgen Antagonists in Patients with Prostate Cancer Progression on Enzalutamide or Abiraterone” was initiated in March 2020 at MUSC Hollings Cancer Center and at Emory University. The study is led by Dr. Michael B. Lilly. The study is planned to enroll up to 70 patients and is supported by the National Cancer Institute grant awarded to MUSC.

This is a Phase 2 efficacy study of opaganib in patients with metastatic castration-resistant prostate cancer that is progressing during treatment with androgen signaling blockers, abiraterone or enzalutamide. The study will consist of an initial safety “run in” cohort in which patients will receive opaganib along with continuation of prior abiraterone or enzalutamide to document tolerability in this new patient population and to document the effects of opaganib on blood prostate-specific antigen (PSA) levels. Provided that there is no untoward toxicity in these patients, there will be two additional cohorts with up to 27 patients, with each of patients with worsening disease during abiraterone or enzalutamide treatment. These patients will continue previous androgen blocking agents (abiraterone or enzalutamide, and gonadotropin-releasing hormone GnRH receptor agonist/antagonist). The primary objective of the study is to measure the proportion of patients with disease control during opaganib plus abiraterone or enzalutamide treatment using a composite metric based on PSA, bone scan, and RECIST measurements per Prostate Cancer Working Group 3 (PCWG3) criteria.

In August 2021, we announced that based on a preliminary review of partial and unaudited data in the ongoing study, the study had met its primary endpoint of at least six subjects demonstrating disease control (defined as stable disease or better after 16 weeks on treatment) among at least 27 evaluable subjects.

Upon further review and analysis of the unaudited data in the ongoing study, we reported that the study did not meet its primary endpoint in the study arm evaluating opaganib in combination with enzalutamide. Patient enrolment continues for the study’s other arm, evaluating a combination of opaganib and abiraterone. Accrual and data entry are ongoing and results for the study remain subject to further review and analysis.

Preclinical data have demonstrated both anti-inflammatory and antiviral activities of opaganib, demonstrating the potential to reduce inflammatory lung disorders, such as pneumonia, and mitigate pulmonary fibrotic damage.

ABC-104: Oncology Support, Radioprotectant: Prevention of Radiation-Associated Mucositis in the Treatment of Head and Neck Cancer

A Phase 1b study to evaluate opaganib as a radioprotectant in head and neck cancer patients undergoing therapeutic radiotherapy is currently on hold.

ABC-105: Moderate to Severe Ulcerative Colitis (“UC”)

A Phase 2 study to evaluate the efficacy of opaganib in patients with moderate to severe UC by the proportion of patients who are in remission at the end of treatment is currently on hold.

ABC-109: Food Effect Study in Healthy Subjects

A Phase 1, randomized, open-label, single-dose, 3-treatment, 3-period, 6-sequence crossover study designed primarily to evaluate the effect of a standardized meal on the absorption and bioavailability of opaganib in healthy subjects, was completed in the U.S. in January 2018. The study also evaluated the effect of the administration of a solution of opaganib via nasogastric (NG) tube on the absorption and bioavailability of opaganib. Twenty-three eligible, healthy, male and female adult subjects were randomized to receive opaganib orally in a state of fast, fed or as a solution by NG tube (after tube feeding). Seventeen subjects received all three treatments. All three treatments, though maximum concentration was lower when the drug was given orally in the fed state as compared to fasted, nasogastric administration after tube feeding led to intermediate results. Subjects experienced fewer gastrointestinal side effects when the drug was given in the fed state than fasted, but the pharmacodynamic effect, as reflected in the decrease in sphingosine-1-phosphate, the product of the target enzyme, was no lower after fed than fasted administration. Thus, the results indicated that opaganib may be given after eating, with improved tolerance and no loss of pharmacodynamic effect.

The following chart summarizes the clinical trial history and status of opaganib:

Planned
	Development	Purpose of		number of	Nature and
Clinical trial	phase of the	the clinical	Clinical	subjects of	status of
name	clinical trial	trial	trial site	the trial	the trial	Schedule
ABC-201	Phase 2/3	A study for the treatment of Opaganib in patients with severe COVID-19 pneumonia	Multicenter study	464	Completed	Top-line results reported in Q3/2021
ABC-110	Phase 2	A study for the treatment of opaganib in patients with severe COVID-19 pneumonia	Multicenter study across the U.S.	40	Completed	Top-line results reported in 2020
ABC-108	Phase 2a	A study for the treatment of advanced, unresectable intrahepatic, perihilar and extrahepatic cholangiocarcinoma with opaganib and co-treatment with opaganib and HCQ	Multicenter study across the U.S.	Up to 105	Ongoing	Ongoing
ABC-107 (103193 MUSC Study ID)	Phase 2

An add-on study for prostate cancer patients who progressed on enzalutamide or abiraterone. The proportion of patients with disease control during treatment with opaganib  and enzalutamide or abiraterone will be measured

			Medical University of South Carolina, Charleston, U.S. and Emory University, Atlanta, Georgia, U.S.	Up to 60	Ongoing	Initiated in March 2020
ABC-103	Phase 1b/2	Safety and efficacy study in patients with refractory or relapsed multiple myeloma that have previously been treated with proteasome inhibitors and immunomodulatory drugs	Duke University, North Carolina, U.S.	Ended	Ended after Phase 1	Ended
ABC-101	Phase 1	Safety, PK and pharmacodynamic study in patients with advanced solid tumors	Medical University of South Carolina, Charleston, U.S.	22	Completed. Final results indicate the study drug is well tolerated and can be safely administered to cancer patients	Completed 2015
ABC-106	Phase 2	Investigator-Sponsored Safety and Efficacy Study in Patients with Advanced Hepatocellular Carcinoma Who Have Progressed on Sorafenib	Medical University of South Carolina, Charleston, U.S. and collaborating sites (Multicenter, U.S.)	From 12 to 39	Withdrawn and replaced with ABC-107 in prostate cancer (103193 MUSC Study ID)	Withdrawn
ABC-104	Phase 1b	Safety and efficacy study in the prevention of mucositis in combination with radiotherapy for treatment of squamous head and neck carcinoma	Multicenter study across the U.S.	Up to 32	TBD	TBD
ABC-105	Phase 2	A study for the treatment of moderate to severe ulcerative colitis	Multicenter study	Up to 94	TBD	TBD
ABC-109	Phase 1	Assessment of the effect of food on the absorption and bioavailability of opaganib; also as a solution via nasogastric (NG) tube under fed conditions	ICON Early Phase Services, San-Antonio, TX, U.S.	23	Completed	Completed 2018

We cannot predict with certainty our development costs, and such costs may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

RHB-107 (upamostat; formerly Mesupron)

As mentioned under “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for RHB-107” (upamostat; formerly Mesupron)”, on June 30, 2014, we signed an exclusive license agreement with Wilex AG (which later changed its name to Heidelberg Pharma AG) forRHB-107 (INN: upamostat; formerly Mesupron) for all indications and for all uses. . Under this agreement, we are responsible for all development, regulatory and commercialization of RHB-107 in the entire world, excluding China, Taiwan, Macao, and Hong Kong.

RHB-107 is a proprietary, first-in-class, orally-administered potent inhibitor of several serine proteases, with a unique potency and specificity that suggests it may be a new non-cytotoxic approach to cancer therapy. In addition, work completed by us demonstrated its potential use in inflammatory digestive diseases, inflammatory lung diseases and infectious diseases.

Market and Competition

RHB-107 is currently being developed for the treatment of non-hospitalized symptomatic COVID-19, and has previously undergone non-clinical and clinical studies in several oncology indications, including metastatic breast cancer and advanced non-metastatic pancreatic cancer.

Non-Clinical and Clinical Development

Data from non-clinical studies conducted by us indicate that WX-UK1, the active metabolite of RHB-107, is a specific and potent inhibitor of several human serine proteases (e.g., trypsin-3, trypsin-2, trypsin-1, matriptase-1, and trypsin-6), some of which have been shown to play a role in inflammatory digestive diseases and lung diseases. Additional non-clinical studies indicated that several members of the type II transmembrane serine proteases (TTSPs), some of which are important factors in the spread of infectious diseases, were inhibited by WX-UK1.

Oncology

RHB-107’s safety profile has been demonstrated in approximately 200 people, including in Phase 2 studies in oncology indications and COVID-19.  Several Phase 1 studies and two Phase 2 proof-of-concept studies have been completed with RHB-107 in cancer patients. The first Phase 2 trial in locally advanced non-metastatic pancreatic cancer and the second trial in metastatic breast cancer established the therapeutic candidate’s safety and tolerability profile. The Phase 2 trials with RHB-107 in both indications failed to demonstrate significant improvement in either progression-free survival or overall survival.

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

In October 2017, the FDA granted RHB-107 orphan drug designation for the treatment of pancreatic cancer. The orphan drug designation allows us to benefit from various development incentives to develop RHB-107 for this indication, including tax credits for qualified clinical testing, waiver of a PDUFA upon submission of a potential marketing application and, if approved, a seven-year marketing exclusivity period (subject to certain exceptions) for the treatment of pancreatic cancer.

COVID-19

RHB-107 was studied in a 3D tissue model of human bronchial epithelial cells (EpiAirway™) which morphologically and functionally resembles the human airway and is similar to the model used to discover SARS-CoV-2. The study was designed to evaluate the in vitro efficacy of RHB-107 in inhibiting SARS-CoV-2 infection and included a positive control of camostat. Results from the study demonstrated strong inhibition of SARS-CoV-2 viral replication.

RHB-107-01: Global Phase 2/3 Study

A 2 – part, Phase 2/3 multicenter, randomized, double-blind, placebo-controlled, parallel-group study with RHB-107 is ongoing and aimed at evaluating treatment in patients with symptomatic COVID-19 early in the course of the disease, with a once-daily oral treatment that can be prescribed and used in the non-hospitalized patient population. The Phase 2 part of the study was designed to evaluate safety for dose selection and to provide preliminary assessment of parameters to be used for efficacy evaluation in Part B. A total of 61 patients were enrolled in Part A and randomized on a 1:1:1 basis to receive one of two dose levels of RHB-107 or a placebo control and was predominantly conducted in the U.S. (60/61 patients) as well as South Africa.

RHB-107 was administered once daily for 14 days, with patients receiving follow-up for eight weeks from first dosing. The primary endpoints were time to sustained recovery from symptomatic illness compared to placebo, as well as safety and tolerability of RHB-107. Several secondary and exploratory endpoints are also being assessed. In February 2021, we announced that the first patient had been dosed in the study.

In March 2022, we announced positive Phase 2 study results of Part A of the Phase 2/3 study, which enrolled a total of 61 patients who were randomized on a 1:1:1 basis to receive one of two dose levels of RHB-107 or a placebo control. Although not powered for efficacy assessment, the study showed highly promising efficacy results delivering a 100% reduction in hospitalization due to COVID-19, with zero patients on RHB-107 hospitalized with COVID-19 (0/41) compared to 15% on the placebo-controlled arm requiring hospitalization (3/20) (nominal p-value=0.0317). Furthermore, the study showed an 87.8% reduction in reported new severe COVID-19 symptoms, with only one patient on RHB-107 (2.4%, 1/41) compared to 20% (4/20) of patients on the placebo-controlled arm experiencing new COVID-19 related severe symptoms (nominal p-value=0.036).

The study met its primary outcome measure, demonstrating a favorable safety and tolerability profile of RHB-107. Study arms were well balanced with respect to baseline disease severity, risk factors and vaccination status. Patients were also tested for the specific viral strain (last patient randomized November 12, 2021), with the most common variant being Delta, found in 62.5% of the patients that had next generation sequencing (NGS).

Next steps for the study will follow data submission and discussion with regulators.

Ebola Virus Disease Therapy

We completed the first part of a preclinical in-vivo study (2 out of the 3 proposed actives). The preliminary results were evaluated in conjunction with the U.S. National Institute of Allergy and Infectious Diseases and demonstrated statistical significance of the combination of two of our molecular candidates. The second part of the study (all three actives combined) has not yet been initiated. In May 2018, we received a new U.S. patent for our experimental Ebola therapy. We continue to examine ways to work together with the National Institute of Health on various projects.

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

To date, Crohn’s disease has been considered an autoimmune disease, but the exact pathological mechanism is unclear. Dr. Robert J. Greenstein suggested in The Lancet Infectious Diseases, 2003, that Crohn’s disease is caused by MAP, the same organism responsible for causing a major disease in animal agriculture production, domestic and wild animals. This hypothesis is supported by an expanding number of scientific and clinical studies published in peer-reviewed journals since a National Institute of Allergy and Infectious Diseases conference that focused on MAP in Crohn’s disease took place in 1998. Specific genetic loci like NOD2/CARD15 have been implicated in the pathogenesis of Crohn’s disease with mutations in NOD2 suspected of leading to defective recognition of MAP and increased compensatory immune activation in patients with Crohn’s disease. Advances in diagnostic technology have led to increasingly higher identification of MAP, with studies, such as Naser S et al. The Lancet, 2004, Bull TJ et al. J Clin Microbiol, 2003 and Shafran I et al. Dig Dis Sci, 2002, demonstrating a high prevalence of MAP in Crohn’s disease patients. However, there is currently no FDA-approved commercial diagnostic test for MAP.

In 2011, we obtained FDA “Orphan Drug” status for RHB-104 for the treatment of Crohn’s disease in the pediatric population. See “Item 4. Information on the Company – B. Business Overview – Government Regulations and Funding – Orphan Drug Designation.”

The formulation for RHB-104 and manufacturing of the all-in-one capsules for our clinical trials have been completed. Multiple batches of RHB-104 hard shell capsules packaged in 250 cc bottles with a cap and induction seal child resistant closure have been evaluated in long-term and accelerated stability studies under  International Conference on Harmonization (“ICH”) specified conditions.

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

Market and Competition

According to GlobalData, a provider of market intelligence for the pharmaceutical sector, there were approximately 2.98 million diagnosed prevalent cases of Crohn’s disease in the sixteen major pharmaceutical markets (the U.S., France, Germany, Italy, Spain, the UK, Japan, Australia, Brazil, Canada, China, India, Mexico, Russia, South Africa and South Korea) in 2021. This number of prevalent cases is expected to increase to 3.4 million by 2029.

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

Currently, available drugs on the market for the treatment of Crohn’s disease offer symptomatic relief, the effects of which are largely temporary or partial and are accompanied by numerous adverse effects. The most commonly prescribed drugs for treatment of Crohn’s disease include 5 Aminosalicylates (5-ASA, such as mesalamine), corticosteroids (such as prednisone), immunosuppressant drugs (such as azathioprine and methotrexate) and biologic agents, including TNF-α inhibitors (such as Remicade®, Humira®, and Cimzia®), integrin inhibitors (such as Tysabri® and Entyvio®) and an IL 12 and IL23 antagonist (such as Stelara®). Additionally, several companies have developed for approval, or are in the process of developing, biosimilar drugs to compete with the approved biologic agents once their patent has expired. Salix Pharmaceuticals (a wholly-owned subsidiary of Bausch Health) also announced in January 2020 that they will initiate a Phase 2/3 study with the antibiotic rifaximin (Xifaxan®) for the treatment of Crohn’s disease, however to the best of our knowledge, the study has not been initiated. Additionally, AbbVie Inc (“AbbVie”) announced in December 2021 positive top-line results from its Phase 3 study with Rinvoq® (upadacitinib), a selective and reversible Janus kinase inhibitor, in moderate to severe Crohn's disease patients who had an inadequate response or were intolerant to biologic therapy. AbbVie has announced that it expects FDA marketing approval for Rinvoq® in 2022.  If approved, it will be the first Janus kinase inhibitor approved for the treatment of Crohn’s disease. Rinvoq® label includes an FDA black box warning for other approved indications due to safety concerns relating to serious heart-related side effects and cancer risks.

There are other companies currently conducting clinical trials with drug candidates in Crohn’s disease. We may also be exposed to potentially competitive products, which may be under development to treat Crohn’s disease, including new biological therapies and other new therapies.

Unlike drugs currently on the market for the treatment of Crohn’s disease, which are immunosuppressive agents, RHB- 104 is intended to address the suspected cause of the disease - MAP bacterial infection. To the best of our knowledge, there are no drugs approved for marketing that target infections caused by MAP bacteria in Crohn’s disease patients.

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

RHB-104 was found to be generally safe and well tolerated, with an overall balance in the type and frequency of adverse events between RHB-104 and placebo. RHB-104 was associated with a lower incidence of Clostridiodies (Clostridium) difficile infections compared with placebo. In the analysis of the complete safety information for the study, a top-line electrocardiogram monitoring report for the MAP US study, which was shared with the FDA, demonstrated evidence of progressive prolongation of the QTcF (corrected QT interval by Frederica’s formula) interval across visits, with the largest mean placebo-corrected ΔQTcF (∆∆QTcF) of 30.6ms at week 52 of treatment. Clofazimine, as well as clarithromycin (another active component of RHB-104), are known to be associated with QT prolongation. .

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

We further announced in September 2019 that following additional guidance received from the FDA on the path for potential approval of RHB-104 for the treatment of Crohn’s disease, we have intensified our collaborations with leading laboratories in the field of detection of MAP bacteria in Crohn’s disease patients. We do not know if and when a diagnostic test for MAP would become available. Additional FDA guidance on the potential path to approval of RHB-104 is to be obtained prior to initiation of further clinical studies.

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

Final results from the GUARD study showed improvement to the primary efficacy outcome by 21% in the ITT population; 65.6% of RHB-102 (Bekinda®) treated patients as compared to 54.3% of placebo patients (p=0.04; n=192 in the RHB-102 (Bekinda®) group and n=129 in the placebo group). In the Per Protocol (PP) population, which included patients who met all protocol entry criteria and for which the diagnosis of gastroenteritis was confirmed (n=177 in the RHB-102 (Bekinda®) group and n=122 in the placebo group), RHB-102 (Bekinda®) improved the efficacy outcome by 27%; 69.5% of patients in the RHB-102 (Bekinda®) group vs. 54.9% in the placebo group, (p=0.01). An imbalance in baseline nausea was noted, with worse nausea in the RHB-102 (Bekinda®) treated group. In a post hoc analysis, when results were adjusted for baseline nausea, the p-value for the ITT population was 0.0152, and for the PP population was 0.0037. RHB-102 (Bekinda®) 24 mg was also shown to be safe and well tolerated; electrocardiogram results showed no adverse changes with treatment. The benefit observed with RHB-102 (Bekinda®) is evident across the spectrum of severity of nausea at baseline, including in patients with very severe nausea, suggesting that the drug works regardless of the initial severity of gastroenteritis.

The lead investigator for the Phase 3 study was Dr. Robert A. Silverman, MD, MS, Associate Professor at the Hofstra North Shore-LIJ School of Medicine and an emergency medicine specialist.

In September 2019, we had a follow-up meeting with the FDA regarding our efforts to design a study acceptable to the agency to seek the FDA’s approval for pediatric labeling for RHB-102 (Bekinda®), as required by the FDA pursuant to the Pediatric Research Equity Act. The September 2019 meeting provided further clarity on the designs of the pediatric studies required by FDA, but the details have not yet been finalized.

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

Irritable Bowel Syndrome with Diarrhea (IBS-D)

Irritable bowel syndrome (IBS) is a multifactorial disorder marked by recurrent abdominal pain or discomfort and altered bowel function. According to the Mayo Clinic, certain factors that alter GI function can contribute to IBS symptoms, including stress, prior gastroenteritis, and changes in the gut microbiome, bile acids and short-chain fatty acids, which may stimulate 5-HT3 serotonin release and increase colonic permeability and motility.

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

Market and Competition

IBS is one of the most common GI disorders. According to GlobalData, it is estimated that there were over 74 million diagnosed cases of IBS in the 16 major pharmaceutical markets in 2021 (age >= 18). Of the three subtypes of IBS, IBS-D is the most prevalent diagnosed subtype according to Pimentel M (Am J Manag Care, 2018), accounting for 40% of the patient population.

To the best of our knowledge, there is one other 5-HT3 serotonin receptor inhibitor indicated for this indication in the U.S. – alosetron (currently marketed under the brand name Lotronex® by Sebela Pharmaceuticals and generic versions marketed by other companies). However, alosetron is approved only for the treatment of IBS in women with severe chronic IBS-D and its indication is restricted to those patients for whom the benefit-to-risk balance is most favorable due to infrequent, but severe, adverse reactions. The active ingredient in RHB-102 (Bekinda®), ondansetron, is approved by the U.S. FDA as an oncology support antiemetic and has a good safety profile. Therefore, we believe that RHB-102 (Bekinda®), if approved for the treatment of IBS-D in the U.S., may provide improved safety while maintaining efficacy and has the potential to be a preferred 5-HT3 serotonin receptor inhibitor treatment for patients suffering from IBS-D. Ramosetron, another 5-HT3 serotonin receptor inhibitor (marketed under the brand name Irribow® by Astellas Pharma Inc. and generic versions marketed by other companies), is marketed for the treatment of IBS-D and for chemotherapy-induced nausea and vomiting in Japan, South Korea, China and India, and for and postoperative nausea and vomiting in South Korea and India. To the best of our knowledge, there is currently no clinical development of ramosetron for marketing approval in the U.S. for any indication.

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

RHB-102 (Bekinda®) was also shown to be safe and well tolerated in this indication. No serious adverse events or new or unexpected safety issues were noted in the study. In September 2018, we announced that we concluded a positive End-of-

Phase 2 Type B meeting with the FDA discussing the clinical and regulatory pathway toward potential FDA approval of RHB-102 (Bekinda®) for the treatment of IBS-D. We are currently finalizing the design of two pivotal Phase 3 studies with RHB-102 (Bekinda®) for the treatment of IBS-D.

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

We have initiated formulation work to formulate RHB-102 at lower dosages to help support planned pediatric studies. In December 2019, we received confirmation from the FDA that it has agreed with our Initial Pediatric Study Plan (iPSP).

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

In December 2019, we provided a notice of termination of the worldwide exclusive license agreement we had entered into on February 27, 2014, with Salix Pharmaceuticals, Ltd. (Salix, which was later acquired by Valeant Pharmaceuticals International, Inc. (“Valeant”), and subsequently renamed Bausch Health Companies Inc.). As a result of the termination of the Salix licensing agreement, we regained the exclusive worldwide rights to the RHB-106 encapsulated formulation for bowel preparation.

Market and Competition

It is estimated that approximately 19 million colonoscopies are performed annually in the U.S., according to a 2018 iDATA research report.

If approved, RHB-106 will compete with several products in the U.S., including but not limited prescription products such as PrepoPik® (marketed by Ferring Pharmaceuticals), Clenpiq® (marketed by Ferring Pharmaceuticals), Suprep® and Sutab® (marketed Sebela Pharmaceuticals), OsmoPrep®, MoviPrep® and Plenvu® (marketed by Bausch Health). There are additional bowel preparations in development by other companies.

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

License Agreement for Movantik®

On February 23, 2020, we entered into the AstraZeneca License Agreement pursuant to which AstraZeneca granted us (by way of sublicense) exclusive, worldwide (excluding Europe, Canada and Israel) development and commercialization rights to Movantik® (naloxegol) and certain associated products. In October 2020, as part of an amendment to the AstraZeneca License Agreement, we also gained the rights to Movantik® in Israel.

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

AstraZeneca transferred its co-commercialization agreement with Daiichi Sankyo, Inc. for Movantik® to us. In August 2020, we announced an amendment to the agreement with Daiichi Sankyo, Inc. which enables us to exercise full control over brand strategy and commercialization for Movantik® in the US, while also increasing capital. As part of the agreement, we will bear all responsibilities and costs for commercializing Movantik® in the U.S. During the term of the agreement, we will pay Daiichi Sankyo a mid-teen royalty rate on net sales of Movantik® in the U.S., in addition to three lump-sum payments in the amount of $5.1 million paid in January 2022, and $5 million to be paid in each of July 2022 and 2023. The term of this agreement shall continue until the end of the first calendar year during which annual net sales of Movantik® fall below the amount provided for in the agreement.

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

Supply Agreement for Movantik®

On February 23, 2020, we entered into a supply agreement with AstraZeneca, pursuant to which AstraZeneca is assisting us with certain technology transfers to enable us to manufacture Movantik® through our own supply chain (including through third parties) and, pending completion of such technology transfers, supply us with our requirements for Movantik® on an interim basis. The agreement also provides for AstraZeneca to supply us with our requirements of related API for an agreed period, subject to the earlier depletion of AstraZeneca's API inventories. All products supplied by AstraZeneca under the agreement are required to have been manufactured in accordance with, and comply in all material respects with, certain standards.

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

Concurrently with the simultaneous private investment by Cosmo, as part of the license agreement we issued to a wholly-owned subsidiary of Cosmo 1,714,286 ADSs at an agreed value of $12.0 million, as an upfront payment for the rights granted under the license, corresponding to a price per ADS of $7.00, with a 180-day transfer restriction. These ADSs are in addition to the ADSs issued to Cosmo as part of the $36.3 million investment discussed above. In addition, we agreed to pay Cosmo a royalty percentage in the high twenties on net sales generated from the commercialization of Aemcolo® in the U.S. The license agreement further provides for potential regulatory and commercial milestone payments to Cosmo totaling up to $100.0 million, which, based on our current expectations and assumptions, are not currently expected to be made in the next 12 months. In connection with the subscription agreement, Cosmo nominated for appointment one member to our board of directors. Alessandro Della Chà, who was nominated by Cosmo to our board of directors, resigned from the board of directors in November 2021 for personal reasons. Upon Mr. Della Chà’s resignation, Cosmo waived its right to nominate Mr. Della Chà’s replacement to our board of directors.

The agreement includes various representations, warranties, covenants, indemnities, limitations of liability and other provisions. Cosmo contacted the Company to request we return the U.S. rights to Aemcolo®, and in December 2021, the parties signed an amendment to the Exclusive License Agreement providing that either party may terminate the agreement upon advance notice at any time.

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

The foregoing summary is qualified in its entirety by reference to the Exclusive License Agreement, as amended, with Cosmo, which is filed as an exhibit hereto.

License Agreement for opaganib

On March 30, 2015, we entered into an exclusive license agreement with Apogee, a privately-held biotech company located in Hummelstown, Pennsylvania, U.S., under which Apogee granted us the exclusive, worldwide development and commercialization rights to ABC294640 which we then renamed to Yeliva® and received an international non-proprietary name, opaganib, in 2018) and additional intellectual property rights. Opaganib is a proprietary, first-in-class, orally-administered SK2 inhibitor, with anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3 million. In addition, we undertook to pay up to an additional $2 million in potential development milestone payments and potential tiered royalties starting in the low double-digits. Such potential royalties are due until the later of: (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2020, we paid Apogee the initial amount of $3 million. The license agreement will stay in effect as of its effective date unless terminated earlier as described in the agreement. We are entitled to terminate the agreement at any time upon 30 days prior written notice to Apogee. The agreement also provides for the right of termination for each party in the event of a material breach committed by the other party.

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

Limited Period Right of First Offer for License of opaganib, RHB-107 and Talicia® in Various Countries

In November 2021, we entered into a strategic transaction with Kukbo, a South Korean corporation, for the sale of our ADSs in a private placement of up to $10 million at a 20% premium to the prior 30 trading days’ volume weighted average price. See “Item 5. B – Liquidity and Capital Resources”.  Under the terms of the agreement, we agreed to grant Kukbo a right of first offer, for a period of six months, for a license with respect to one or more of opaganib, RHB-107 and Talicia®, for one or more of the territories of South Korea, Japan, Indonesia, Vietnam, Thailand and Malaysia. Kukbo has the right to elect not to purchase the ADSs in the second tranche if no such license agreement is executed within six months of the closing of the first tranche. The right of first offer has been extended as part of the new license agreement with Kukbo until end of October 2022.

License Agreement with Kukbo

In March 2022, we entered into an exclusive license agreement with Kukbo. Under the terms of the exclusive license agreement, we will receive an upfront payment of $1.5 million and are eligible for up to $5.6 million in milestone payments as well as low double-digit royalties on net sales of oral opaganib in South Korea. Kukbo will receive the exclusive rights to commercialize opaganib in South Korea for COVID-19. The partnership with Kukbo also includes a right of first offer for our late-stage clinical assets, opaganib, RHB-107 and Talicia®, for one or more of the territories of South Korea, Japan, Indonesia, Vietnam, Thailand and Malaysia.

License Agreement with Gaelan Medical

On December 20, 2021, we entered into an exclusive license agreement with Gaelan Medical, a wholly owned subsidiary of the Ghassan Aboud Group (GAG), for Talicia®, in the UAE.  Under the terms of the agreement, we are expected to receive an upfront payment of $2 million and are eligible for additional milestone payments as well as tiered royalties up to mid-teens on net sales of Talicia® in the UAE. Gaelan Medical will receive the exclusive rights to commercialize Talicia® in the UAE the later of (i) fifteen (15) years following the first commercial sale of Talicia® in the UAE and (ii) the expiration of the Regulatory Exclusivity in the UAE, if obtained. Gaelan Medical will also receive the right of first refusal to commercialize Talicia in the Gulf Cooperation Council region (Saudi Arabia, Kuwait, Qatar, Bahrain and Oman) for a pre-determined period.

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

We have put in place a comprehensive alternative commercial strategy to support our growth initiatives while adhering to government and health regulatory guidelines. To date, there have been no significant disruptions to our supply chain, and we currently have sufficient supply of commercial products on hand to meet U.S. commercial demand. However, we have experienced decreased commercial activities which have affected the sales of our commercial products due to slower initiation of certain promotional activities associated with a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force's ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. The ability to successfully commercialize Talicia® depends on in-clinic patient visits and the availability of diagnostics, both of which has have been negatively affected by the pandemic. In addition, the COVID-19 pandemic has adversely affected and may continue to adversely affect our clinical and pre-clinical trials, including our ability to initiate and complete our clinical and pre-clinical trials within the anticipated timelines, and delays or difficulties in enrolling patients in our clinical trials and recruiting clinical site investigators and clinical site staff. For example, the enrollment of patients for our Phase 3 study with RHB-204 in first-line pulmonary NTM infections has been slow, which has slowed the progress of the study. In addition, we may be unable to meet the timelines and milestones established for the contemplated postmarketing studies we are required to conduct for Aemcolo®, in which case we could be subject to FDA enforcement actions and civil monetary penalties, among others, unless the FDA agrees to an extension of the timelines and milestones. Moreover, the significant decrease in travel has significantly reduced the demand and sales of Aemcolo® for travelers' diarrhea.

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

Patents and Patent Applications

We have rights, either through assignment, asset purchase or in-licensing, to a total of approximately 450 issued patents and 150 patent applications. The patents and patent applications are registered in the U.S. and other key jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

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

Talicia®

The patent portfolio protecting Talicia® currently includes six U.S. patents, one pending U.S. patent application, and over 20 foreign patents and patent applications. The patents currently provide patent protection through 2034. The Orange Book currently lists five U.S. patents.

Aemcolo®

This patent portfolio was in-licensed by us from Cosmo Technologies Ltd. as part of our license agreement for Aemcolo®. The U.S. patent portfolio consists of four issued patents and one pending patent application. The four issued patents protect the commercial product and its approved method of use. The Orange Book currently lists four U.S. patents.

RHB-104 – Inflammatory Bowel Disease

The patent portfolio protecting RHB-104 and its use in treating inflammatory bowel disease currently includes nine U.S. patents, , and 33 foreign patents and patent applications, providing patent protection through 2029.

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

RHB-204 – Nontuberculous Mycobacterium (NTM) Infections

The patent portfolio protecting RHB-204 currently includes one U.S. patent, one pending U.S. patent application, one European patent application, and one pending Hong Kong application, providing protection through 2041.  An international patent application, due to be converted into independent country-specific patent applications in 2022, is pending.

RHB-102 (Bekinda®) - Gastritis, Gastroenteritis and IBS-D

The patent portfolio protecting RHB-102 (Bekinda®) and its use currently includes three U.S. patents, two pending U.S. patent applications, and over 30 foreign patents and patent applications, providing patent protection through 2034.

RHB-106 - Bowel Preparation

The patent portfolio protecting RHB-106 and its use currently includes three issued U.S. patents, and 12 foreign patents and patent applications, providing patent protection through 2033.

Opaganib - Oncology, inflammatory and GI Indications

This patent portfolio was in-licensed by us from Apogee. Opaganib is a first-in-class, proprietary SK2 inhibitor, administered orally, with anti-cancer and anti-inflammatory activities, targeting a number of potential oncology, inflammatory and GI indications. These patents relate to sphingosine kinase inhibitors, pharmaceutical compositions, methods of preparing the inhibitors, methods of treating inflammatory diseases using the inhibitors, methods of treating cancer using the inhibitors, and methods for inhibiting sphingosine kinase.

The patent portfolio covering opaganib includes four U.S. patents and over eighteen foreign patents and patent applications, providing patent protection through 2028.

A new patent family seeking to protect the use of opaganib plus checkpoint inhibitors to treat cancer is pending in the US as well as 13 foreign jurisdictions. If patents are granted, it will provide protection for the combination treatment through 2040.

RHB-107 (upamostat; formerly Mesupron) – Oncology

The primary patent portfolio protecting the new chemical entity (WX-UK1), the pro-drug (“WX-671” or “RHB-107” or “upamostat”), formulations comprising upamostat, methods of synethesizing the compounds, and methods of using upamostat to treat cancer, was in-licensed by us from Wilex AG, now known as Heidelberg Pharma AG. RHB-107 is a first-in-class protease inhibitor administered by oral capsule. The portfolio includes fifteen issued U.S. patents and over sixty foreign patents and patent applications, providing patent protection through 2027.

Ebola

The patent portfolio covers RedHill’s proprietary experimental therapy for the treatment of the Ebola virus disease. The portfolio consists of two U.S. patents, one pending U.S. patent application, five issued foreign patent applications and four pending international patents and patent applications.

SARS-CoV-2

This patent portfolio seeks covers the use of opaganib and RHB-107 for treating or preventing coronavirus infections. The portfolio currently consists of two issued U.S. patents, four pending U.S. patent applications and one pending PCT international patent application, providing patent protection through 2041.

RHB-108 – Combination Cancer Therapy

RedHill has also pursued patent protection in cancer therapy for various combination of drugs with different mechanisms of action which achieve synergistic effects. Currently, the portfolio includes three U.S. patents, one pending U.S. patent application,  four issued foreign patent applications and  six foreign pending patent applications.

Trademarks

Our principal trademarks, including RedHill, Redhill Biopharma, Talicia, Bekinda, Yeliva®, and their related logos, are registered with the United States Patent and Trademark Office. We have also filed registration applications for non-U.S. trademarks in other countries in which we do or plan to do business. Brand names appearing in this annual report are trademarks of RedHill Biopharma Ltd. except for:

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

Government Regulations and Funding

Pharmaceutical companies are subject to extensive regulation by national, state and local agencies such as the FDA in the U.S., the Ministry of Health in Israel, or the EMA. The manufacture, clinical trials, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. To manufacture both new therapeutic drug candidates for clinical trials and approved therapeutic drugs for sale and distribution in the U.S., we must follow the rules and regulations in accordance with current cGMP codified in 21 CFR 210 and 211. Additionally, we are responsible for ensuring that the API in each therapeutic drug or therapeutic drug candidate is manufactured in accordance with ICH Q7 guidance that has been adopted by the FDA. Further, we are required to conduct clinical trials that present data indicating that our therapeutic drug candidates are safe and efficacious in accordance with the current good clinical practice and codified in 21 CFR 312. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or not allow us to manufacture or market our products, and we may be criminally prosecuted. We and our contract manufacturers and clinical research organizations may also be subject to regulations under other federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. Further, the U.S. government has increased its enforcement activity regarding fraud and abuse and illegal marketing practices in the healthcare industry. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act.

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

D.          Property, Plant and Equipment

We lease approximately 826 square meters of office space and eleven parking spaces in the “Platinum” building at 21 Ha’arba’a Street, Tel-Aviv, Israel. The projected yearly gross rental expenses are approximately $470,000 per year. Since 2018, we have been subleasing a portion of the office space to a tenant, and the lease payment is approximately $79,000 per year. The term under our lease agreement will expire on January 31, 2026. These offices have served as our corporate headquarters since April 2011.

We also entered into an operating lease agreement for the U.S. offices it uses. The agreement will expire on July 31, 2024. The projected yearly rental expenses are approximately $400,000 per year.

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

Company Overview

We are a specialty biopharmaceutical company, primarily focused on gastrointestinal (“GI”) and infectious diseases. Our primary goal is to become a leading specialty biopharmaceutical company through our commercial presence in the U.S. that supports commercialization of our current and potentially additional products approved for marketing in the U.S., and potential future commercialization of our therapeutic candidates, if approved.

We are currently focused primarily on the commercialization in the U.S. of the GI-related products, Movantik® (naloxegol), Talicia® (omeprazole, amoxicillin, and rifabutin) and Aemcolo® (rifamycin).

In addition, we continue to develop our pipeline of clinical-stage therapeutic candidates, including, among others, opaganib and RHB-107 (upamostat), as potential treatments for COVID-19, and RHB-204, as a potential treatment of pulmonary nontuberculous mycobacteria (NTM) disease caused by MAC). We look for opportunities to leverage our commercial presence and capabilities in the U.S. to support the potential future launch of our therapeutic candidates currently under development, if approved by the FDA, or any FDA-approved products that we may acquire the rights to in the future.

Our therapeutic candidates are designed to exhibit greater efficacy and/or provide improvements over existing treatments in various ways, including by one or more of the following: by improving their effectiveness in treating an unmet medical need, improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage. Our current pipeline consists of six therapeutic candidates, most of which are in late-stage clinical development.

We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. We have one product that we primarily developed internally which has been approved for marketing and, to date, none of our therapeutic candidates has generated meaningful revenues. We plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements outside the U.S. with pharmaceutical companies on a global and territorial basis or, in the case of commercialization in the U.S., independently with our dedicated commercial operations or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing, acquisitions and similar arrangements.

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans, our strategic collaboration with Cosmo and revenues from our commercial activity. As of December 31, 2021, we had approximately $54.2 million of cash, cash equivalents, short-term investments and restricted cash.

The following is a description of our three current commercial products and six therapeutic candidates, most in late-stage clinical development:

Commercial Products

Movantik® is a proprietary once-daily oral peripherally-acting mu-opioid receptor antagonist (PAMORA) approved by the FDA for the treatment of opioid-induced constipation (OIC) in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. We initiated the promotion of Movantik® in the second quarter of 2020. In April 2020, we acquired from AstraZeneca AB worldwide rights (excluding Europe, Canada and Israel) to commercialize and develop Movantik® (naloxegol) pursuant to a license agreement, dated February 23, 2020, (the "AstraZeneca License Agreement"), and in October 2020 we obtained the rights to commercialize and develop Movantik® in Israel. We initiated our U.S. commercialization activities for Movantik® in April 2020.

Talicia® is a proprietary new drug approved for marketing in the U.S. for the treatment of H. pylori bacterial infection in adults. Talicia® is a combination of three approved drugs, omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for the digestion of food in the stomach), amoxicillin and rifabutin, which are antibiotics. Talicia® is administered to patients orally. On November 1, 2019, the FDA approved Talicia® for marketing in the U.S. for the treatment of H. pylori infection in adults and we launched Talicia® in the U.S. in March 2020. Talicia® is expected to receive a total of eight years of U.S. market exclusivity. Talicia® is the first therapeutic candidate we developed to be approved by the FDA.

Aemcolo® (containing 194 mg of rifamycin), is an orally-administered, minimally absorbed antibiotic that is delivered to the colon, approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults.  We acquired the rights to market Aemcolo® in the U.S. from Cosmo pursuant to a license agreement under which we agreed to pay Cosmo a royalty percentage in the high twenties on net sales generated from the commercialization of Aemcolo® as well as potential regulatory and commercial milestone payments to Cosmo totaling up to $100.0 million, which, based on our current expectations and assumptions, are not currently expected to be made in the next 12 months.

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

Opaganib is an investigational new drug that is proprietary, first-in-class, orally administered SK2 selective inhibitor, with anti-viral, anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee, pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to ABC294640 (Yeliva®)) and as noted above, received an international non-proprietary name, opaganib, in 2018) and additional intellectual property for all indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3 million, of which the total amount has been paid, as well as up to $2 million in potential development milestone payments, and tiered royalties starting in the low double-digits. For more information regarding this agreement, see “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for opaganib.” In March 2022, we entered into an exclusive license agreement with Kukbo Co. Ltd. for opaganib in South Korea. Under the terms of the agreement, we will receive an upfront payment of $1.5 million and are eligible for up to $5.6 million in milestone payments as well as low double-digit royalties on net sales of oral opaganib. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements - License Agreement with Kukbo”.

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

Impact of COVID-19

We have experienced decreased commercial activities due to the various precautionary measures taken in the United States  in order to limit the spread of SARS-CoV-2, which have affected the sales of some of our commercial products due to slower initiation of some promotional activities associated with a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force’s ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. In addition, there may be a negative impact on our business as a result of COVID-19 within our commercial organization, including reduction in our sales force. The ability to successfully commercialize Movantik® Aemcolo® and Talicia® depends on in-clinic patient visits and the availability of diagnostics, both of which have been negatively affected by the pandemic, especially with respect to Aemcolo® and Talicia®, which we launched shortly before or at the time of the COVID-19 outbreak. In addition, the significant decrease in travel has significantly reduced the demand and sales of Aemcolo® for travelers’ diarrhea. We expect the decreased level of demand and sales of Aemcolo® to continue over the coming quarters due to the effects of the pandemic.

Assessment of the complete extent of the impact of COVID-19 on our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.  The continuation of the COVID-19 pandemic could materially affect the sales of our commercial products  and significantly impair our ability to fund our operations, satisfy our payment obligations and comply with our covenants under the Loan Agreement.

Components of Statements of Comprehensive Loss

Revenues

In 2021, 2020 and 2019, revenues consisted of revenues with respect to commercialization and promotional activities of our commercial products.

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

A.          Operating Results

History of Losses

Since inception in 2009, we have generated significant losses in connection with the research and development of our therapeutic candidates and from our commercial operations. We may continue to incur additional losses, which may be substantial over the next several years, as our commercial operations are expected to continue to expand. We also expect to continue and expand our research and development activities and commercial activities over time and this will require further resources. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain substantial additional funds. As of December 31, 2021, we had an accumulated deficit of approximately $367.9 million.

We expect to continue to fund our operations over the next several years through revenues generated from the commercialization of our commercial products, public or private equity offerings, debt financings, non-dilutive financings, commercialization of our therapeutic candidates, if approved, or products we may commercialize or promote in the future.

Segment Information

The Chief Executive Officer is the Company’s Chief Operating Decision Maker (“CODM”). The CODM allocates resources and assesses the Company’s performance based on the following segmentation: Commercial Operations and Research & Development, both on an Adjusted EBITDA basis. The Commercial Operations segment covers all areas relating to the commercial sales and is being performed by the Company’s U.S. subsidiary. The Research and Development segment includes all activities related of research and development and licensing of therapeutic candidates and is being performed by the Company.

Effective December 31, 2021, the Company changed its operating segments to reflect the manner in which the Company’s CODM reviews and assesses performance. Accordingly, the Company reports on revenue and segment Adjusted EBITDA. Disclosures regarding the Company’s reportable segments for prior periods have been adjusted to conform to the current period presentation. The CODM does not review assets by operating segment. Adjusted EBITDA represents net loss before depreciation, amortization, and financial expenses (income), adjusted to exclude share-based compensation and the Aemcolo® intangible asset impairment.

The following table presents segment profitability and a reconciliation to the consolidated net loss and comprehensive loss for the periods indicated:

	Year Ended December 31,
	2021	2020	2019
	U.S. dollars in thousands
Commercial Operations Segment Adjusted EBITDA	(15,527)	(27,236)	(15,913)
Research And Development Adjusted EBITDA	(37,247)	(23,501)	(23,048)
Financial expenses (income), net	16,608	12,489	(897)
Share-based compensation to employees and service providers	10,212	4,202	3,027
Depreciation	1,914	1,710	997
Amortization and impairment of intangible assets	16,235	7,035	216
Consolidated Comprehensive loss	(97,744)	(76,173)	(42,304)

Comparison of the Year Ended December 31, 2021, to the Year Ended December 31, 2020

Net Revenues

Net Revenues for the year ended December 31, 2021, were $85.8 million, compared to $64.4 million for the year ended December 31, 2020. The increase was attributed mainly to an increase in units sold for both Movantik®, which was acquired by us in April 2020, and Talicia®, which we launched in March 2020.

Cost of Revenues

Cost of Revenues for the year ended December 31, 2021, was $49.4 million, compared to $36.9 million for the year ended December 31, 2020. The increase was mostly attributable to the recognition of approximately $9 million impairment related to the intangible asset of Aemcolo® for travelers’ diarrhea, and in line with the increase in net revenues from our commercial products.

Gross Profit

Gross Profit for the year ended December 31, 2021, was $36.4 million, compared to $27.5 million for the year ended December 31, 2020. The increase was primarily attributable to the increase in net revenues, and partially offset by the recognized impairment of Aemcolo® intangible asset.

Research and Development Expenses

Research and Development Expenses were $29.5 million for the year ended December 31, 2021, as compared to $16.5 million for the year ended December 31, 2020. The increase was mainly attributable to the advancement of our COVID-19 programs with opaganib and RHB-107.

Selling, Marketing and General and Administrative Expenses

Selling, Marketing and Business Development Expenses for the year ended December 31, 2021, were $88.0 million, as compared to $74.7 million for the year ended December 31, 2020. The increase was mainly attributable to the expansion of commercialization activities related to Talicia® and Movantik® and to expenses related to share-based compensation.

Operating Loss

Operating Loss for the year ended December 31, 2021, was $81.1 million, compared to $63.7 million for the year ended December 31, 2020. The increase was mainly attributable to expenses related to the increased activities of both our segments – commercial operations and research and development.

Financial Expenses, net

Financial Expenses, net for the year ended December 31, 2021, was $16.6 million, compared to Financial Expenses, net of $12.5 million for the year ended December 31, 2020. The increase was mainly attributed to interest and royalty expenses related to the debt financing with HCRM entered into effect at the end of the first quarter of 2020.

Comparison of the Year Ended December 31, 2020, to the Year Ended December 31, 2019

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

B.          Liquidity and Capital Resources

Liquidity and Capital Resources

Through our U.S. subsidiary, we currently commercialize Movantik®, Talicia® and Aemcolo®. However, our ability to generate profits from the commercialization of our commercial products still remains uncertain. To date, our commercial operations are still generating operational losses. Other than Talicia®, our therapeutic candidates are in research and development stage, and therefore do not yet generate revenues except for an upfront payment of $2 million received in December 2021 in connection with our grant of the exclusive rights to commercialize Talicia® in the UAE to Gaelan Medical Trade LLC. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement with Gaelan Medical Trade LLC”. Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans, our strategic collaboration with Cosmo and revenues from our commercial activity. Other potential sources of liquidity in the future may include government grants or subordinated indebtedness, or other non-dilutive financings.  As of December 31, 2021, we had approximately $54.2 million of cash, cash equivalents, short-term investments and restricted cash.

During the year ended December 31, 2021, we sold 87,628 of our ADSs under the at-the-Market (ATM) program for total gross proceeds of approximately $0.8 million, leaving an available balance under the ATM program of approximately $99.5 million.

On January 14, 2021, we closed an underwritten offering of 3,188,776 ADSs at a public offering price of $7.84 per share, for total net proceeds of approximately $23.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

On March 4, 2021, we closed an underwritten offering of 4,647,433 ADSs at a public offering price of $8.00 per ADS, for total net proceeds of approximately $34.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, including the exercise by the underwriter of its overallotment option.

In November 2021, we entered into a strategic transaction with Kukbo Co. Ltd. (“Kukbo”), a South Korean corporation, for the sale of our ADSs in a private placement of up to $10 million at a 20% premium to the prior 30 trading days’ volume weighted average price. Kukbo’s strategic investment is to be made in two tranches, with the first tranche of $5 million already paid and the second tranche of $5 million to follow within six months, subject to satisfaction of certain conditions. As part of the first tranche, we issued 827,586 ADSs at a purchase price of $6.04. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements –Limited Period Right of First Refusal for License of opaganib, RHB-107 and Talicia® in Various Countries” for additional information.

On November 18, 2021, we closed an underwritten offering of 4,686,036 ADSs. The underwriter purchased our ADSs at a price of $3.201 per ADS, for total net proceeds of approximately $14.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

Revenues generated from our U.S. commercial activities were approximately $85.8 million for the year ended December 31, 2021 and approximately $64.4 million for the year ended December 31, 2020.

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

The Loans bear interest at an annual rate equal to the 3-month LIBOR rate plus 8.20% which will be decreased to 6.7% starting April 1, 2021, with a 1.75% 3-month LIBOR floor. The principal and interest under the Credit Agreement are payable quarterly in arrears on the last day of each March, June, September, and December (each an “HCRM Payment Date”). The Loans will mature on February 23, 2026 (the “Term Loan Maturity Date”), at which time, if not earlier repaid in full, the outstanding principal amount of the Loans, together with any accrued and unpaid interest, shall be due and payable in cash. Upon the prepayment or repayment of all or any portion of the Loans, RedHill U.S. must pay to the lenders under the Credit Agreement an exit fee in an amount equal to 4% of the aggregate principal amount of the Loans prepaid or repaid on such date. Pursuant to the Credit Agreement, HCRM will receive a royalty of 4% ( on up to $75 million of our annual net revenues (the “Revenue Interest”). Payments of Revenue Interest will be made quarterly in arrears for nine years, beginning with the first fiscal quarter of 2021.

Pursuant to the terms of the Credit Agreement, on each HCRM Payment Date beginning with March 2023 (the “Amortization Date”) through and including the Term Loan Maturity Date, RedHill U.S. must repay the Loans in equal installments. If, however, our net revenues for the trailing four quarters ending March 31, 2022, are less than $50 million, then at the sole discretion of the Required Lenders (as defined in the Credit Agreement), the Amortization Date shall be the HCRM Payment Date immediately following the two year anniversary of the Credit Agreement Closing Date.

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

The Credit Agreement contains certain affirmative covenants, including those relating to, among other things: financial statements; notices; payments of obligations; preservation of existence; maintenance of properties; maintenance of insurance; compliance with laws; inspection rights; and protection of our intellectual property. The Credit Agreement also contains certain negative covenants barring us and our subsidiaries from (with limited exceptions) taking certain actions including, among other things: certain fundamental transactions; issuing dividends and distributions; incurring indebtedness; incurring liens; making investments; engaging in transactions with affiliates; engaging in sale-leaseback transactions; and changing the nature of our business. The Credit Agreement also contains a financial covenant requiring us to maintain a minimum level of cash liquidity of $16 million, a covenant requiring us to maintain minimum net sales of $90 million for each 4-quarter period beginning on June 30, 2021, and a covenant requiring us to have a minimum of 119 sales representatives for our commercial products. In addition, the Credit Agreement contains a covenant restricting our ability to terminate or to permit certain changes to the respective roles and responsibilities as of February 23, 2020, of our chief executive officer, Dror Ben-Asher, and the chief commercial officer of RedHill U.S., Rick Scruggs.

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

Additional Cash Requirements

In connection with our acquisition of worldwide rights (excluding Europe and Canada) to commercialize and develop Movantik® from AstraZeneca AB, we agreed to pay AstraZeneca an upfront payment of $52.5 million and an additional $16 million in gradual payments starting in March 2021 and ending in December 2022, of which $7.5 million is due by the end of 2022. In addition, we have assumed responsibility for certain milestone and royalty payments payable to Nektar depending on net sales (as defined in the license agreement with AstraZeneca) for the licensed product. The Company considers the likelihood of having to pay the milestone payments or increased royalties as negligible. For more information regarding this agreement, see “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for License Agreement for Movantik®.”

In connection with such license agreement, AstraZeneca transferred to us its co-commercialization agreement with Daiichi Sankyo, Inc. for Movantik®.  In August 2020, we announced an amendment to the agreement with Daiichi Sankyo, Inc. which enabled us to exercise full control over brand strategy and commercialization for Movantik® in the U.S., and pursuant to which we pay Daiichi Sankyo a mid-teen royalty rate on net sales of Movantik® in the U.S., in addition to three lump-sum payments in the amount of $5.1 million already paid in January 2022 and $5 million to be paid in each of July 2022 and 2023.

In addition, we incur costs associated with our ongoing commercial operations, including salary and related benefits to our sales representatives and other employees, insurance and lease costs.  Our labor costs in the U.S. may increase due to the overall tightening and increasingly competitive labor market in the U.S. employment market in response to the COVID-19 pandemic.

We are also obligated to make various payments upon the achievement of agreed-upon milestones or make certain royalty payments under our in-license agreements with Apogee with respect to opaganib and with Heidelberg with respect to RHB-107, under our asset purchase agreement with Giaconda Limited with respect to Talicia®, RHB-104, and RHB-106  and under our agreement with UCF or the University of Minnesota, pursuant to which we are obligated to make various payments upon the achievement of agreed-upon milestones or make certain royalty payments.  See “ - Company Overview – Therapeutic Candidates” above.  . All of our in-licensing agreements are terminable at-will by us upon prior written notice.

In addition, in connection with our purchase of inventory in the regular course of business as part of our ongoing commercialization of Movantik® we have future obligations to purchase API, bulk tables and finished goods under our Supply Agreement with AstraZeneca, and we have future obligations to purchase API, bulk tables and finished goods with respect to Talicia® for an aggregate purchase price of $22 million until 2025 in the ordinary course of business. We expect to purchase the inventory in the regular course of business as part of our ongoing commercialization of these products.

We estimate that so long as sufficient revenues to sustain our business operations in accordance with our plan are not generated from our current commercial products, our therapeutic candidates, upon approval, if any, out-licensing transactions or products that we may commercialize or promote in the future, we will need to raise substantial additional funds, as our current cash and short-term investments are not sufficient to continuously fund our commercial operations, satisfy our payment obligations and complete the research and development of all of our therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all, including due to the decreased interest of investors in, and the decline in the prices of, securities of biopharmaceutical companies on the U.S. stock exchanges, including the ADSs. Our future capital requirements will depend on many factors including but not limited to:

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

If we are unable to generate sufficient revenues from our commercial products, commercialize or out-license our therapeutic candidates or obtain future financing to sustain our business operations in accordance with our plan, we may be unable to satisfy our payment obligations or comply with our covenants under the Loan Agreement.  In addition, we may be forced to delay, reduce the scope of, or eliminate one or more of our current commercial products and products that we may commercialize or promote in the future or our research, development programs for our therapeutic candidates, which may have a material adverse effect on our reputation, business, financial condition or results of operations. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.” We will need to raise additional capital to achieve our strategic objectives of acquiring, in-licensing, developing and commercializing therapeutic candidates, upon approval, if any, commercializing our current commercial products and other products that we may commercialize or promote in the future, and our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund our operations, satisfy our payment obligations and comply with our covenants under the Loan Agreement, develop our therapeutic candidates, and commercialize products, such as our current commercial products or other products that we may commercialize or promote in the future, attract development or commercial partners or retain key personnel.

Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for the year ended December 31, 2021, was $65 million, compared to $48.6 million for the year ended December 31, 2020. The increase was attributable to the increase in operating expenses as detailed above.

Net Cash Used in Investing Activities

Net Cash Used in Investing Activities for the year ended December 31, 2021, was $8.1 million, primarily related to the changes in investment in current bank deposits.  Net Cash Used in Investing Activities for the year ended December 31, 2020 was $35.6 million, primarily related to $52.5 million upfront payment to AstraZeneca for the acquisition of Movantik, partially offset by inflows from current bank deposits and financial assets at fair value through profit or loss.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities for the year ended December 31, 2021, was $73.5 million, comprised primarily of proceeds from public offerings, strategic investment by Kukbo. utilization of at-the-market facility and exercise of options. Net Cash Provided by Financing Activities for the year ended December 31, 2020, was $84.4 million, primarily from $78.1 million inflow from our credit agreement with HCRM and additional $23.9 million proceeds from issuance of our ADSs, partially offset by $16 million classified as restricted cash.

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2021.

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

Our future research and development expenses will depend on the clinical success of each therapeutic candidate, the rate of patient recruitment and the ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – Risks Related to Regulatory Matters –  If we or our development or commercialization partners are unable to obtain or maintain FDA or other foreign regulatory clearance and approval for our therapeutic candidates or products we may commercialize or promote, we or our commercialization partners will be unable to commercialize our therapeutic candidates, upon approval, if any, or products we may commercialize or promote.”

As we obtain results from clinical trials, we may elect to discontinue or delay the development and clinical trials for certain therapeutic candidates in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate. See “Item 3. Key Information – D. Risk Factors – Risks Related to Regulatory Matters.”

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

D.          Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.Critical Accounting Estimates

The preparation of financial statements requires management to make estimates which, by definition, will seldom equal the actual results and will affect the reported amounts in our consolidated financial statements and the accompanying notes. Some of the policies described in Note 2 of our consolidated financial statements involve a high degree of judgment or complexity. We believe that the most critical accounting policies and significant areas of judgment and estimation are in:

●	Recognition and measurement of allowance for rebates and patient discount programs.
●	Impairment reviews of intangible research and development assets.
●	Estimated recoverable amount of the Aemcolo® asset.
●	Estimated useful economic life of the acquired assets in the Movantik® acquisition.

Recognition and Measurement of Allowance for Rebates and Patient Discount Programs

We offer various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. Rebates and discounts provided to the wholesalers and to the patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate and discount programs at the time the revenues are recognized.  The main estimates used in recognizing and measuring this allowance relate to the amount of products sold to customers not yet prescribed to patients (units “in the channel”) and the mix of rebate and discount programs estimated for future prescription utilization. We periodically evaluate our estimates against actual results and, if necessary, updates the estimates accordingly.

Impairment Reviews of Intangible Research and Development Assets

We review annually or when events or changes in circumstances indicate the carrying value of the research and development assets may not be recoverable.

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using our estimated post-tax weighted average cost of capital (“WACC”) which is 16%.

The main estimates used in calculating the recoverable amount include: outcome of the therapeutic candidates research and development activities; probability of success in gaining regulatory approval, size of the potential market and our asset’s specific share in it and amount and timing of projected future cash flows.

Estimated recoverable amount of the Aemcolo® asset

The Aemcolo® asset was acquired in October 2019 in exchange of the Company’s ADSs and was recognized at fair value at the acquisition date. Following the outbreak of the COVID-19 pandemic and its significant impact on worldwide travel, we expect a continued decrease in U.S. outbound travel and the potential market for Aemcolo®, for traveler’s diarrhea. Accordingly, during 2020 we had recognized an impairment of approximately $0.8 million. In addition, in 2021, in line with continued performance of the product, we have again reevaluated the recoverable amount of the intangible asset related to Aemcolo®. Based mainly on estimates of the asset’s peak market share and the period in which it will be reached (including the likelihood of early termination of the license before it will be reached), we considered the Aemcolo® asset to be entirely impaired. Accordingly, as of December 31, 2021, we recognized an impairment loss of $8.9 million.

Estimated Useful Life of the Acquired Assets in the Movantik® acquisition

In connection with the agreements mentioned in Note 1a(2) of our consolidated financial statements, we accounted for the acquisition of rights to Movantik® as an asset acquisition. Since all acquired assets are intended to generate revenues from sales of Movantik® and have a similar useful life, the Company attributed this consideration to a single intangible asset representing the acquired rights to Movantik®. The Company determined the asset’s useful life, over which the asset will be amortized on a straight-line from its acquisition. The main estimate used in determining the useful life was the anticipated duration of sales of the product after its expected patent expiration. During 2021, as a result of reaching a litigation settlement related to Movnatik®’s IP, the Company has re-estimated the useful life of these assets to be 12.5 years from the date of acquisition.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management1

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position(s)
Executive Officers
Dror Ben-Asher	56	Chief Executive Officer and Chairman of the Board of Directors
Micha Ben Chorin	53	Chief Financial Officer
Reza Fathi, Ph.D.	67	Senior Vice President Research and Development
Gilead Raday	47	Chief Operating Officer
Adi Frish	52	Chief Corporate and Business Development Officer
Guy Goldberg	46	Chief Business Officer
Rick D. Scruggs	62	Chief Commercial Officer and Director
Dr. June Almenoff	66	Chief Medical Officer
Directors
Dr. Shmuel Cabilly (3)	72	Director
Eric Swenden (1) (3)	78	Director
Dr. Kenneth Reed (2) (3)	68	Director
Ofer Tsimchi (1), (2) (3)	62	Director
Alla Felder (1), (2), (3)	48	Director
(1)	Member of our audit committee; also serves as our financial statements committee.
(2)	Member of our compensation committee.
(3)	Independent director under Nasdaq Listing Rules.

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

Dr. June Almenoff, MD, PhD, has served as our U.S. Chief Medical Officer since May 2019. With over 20 years of experience in the pharmaceutical industry, Dr. Almenoff served in various senior executive roles, including the President and Chief Medical Officer of Furiex Pharmaceuticals (acquired by Actavis plc, now Allergan plc), whose lead product, Viberzi®, was approved by the FDA in 2015 for the treatment of irritable bowel syndrome with diarrhea (IBS-D). Prior to joining Furiex, Dr. Almenoff worked at GlaxoSmithKline plc, where she held various positions of increasing responsibility. She has recently served as a board member and advisor to numerous biopharma companies. She is currently a board member of the Harrington Investment Advisory Board of the Harrington Discovery Institute, Brainstorm Cell Therapeutics (Nasdaq: BCLI) Tenax Therapeutic (Nasdaq: TENX) and Avalo Therapeutics (Nasdaq: AVLO). Dr.

Almenoff has led or contributed to clinical and regulatory development strategy from pre-IND through Phase III & IV, and has also been a key contributor to several product approvals and commercial launches. Dr. Almenoff has also served as an advisor to numerous biopharma companies, venture capital and hedge funds. Dr. Almenoff holds a B.A. (cum laude) from Smith College and graduated from the M.D.-Ph.D. program at the Mt. Sinai School of Medicine. She completed post-graduate medical training at Stanford University Medical Center and served on the faculty of Duke University School of Medicine. She is an adjunct Professor at Duke, a Fellow of the American College of Physicians (FACP) and has authored over 60 publications.

Directors

Dr. Shmuel Cabilly has served as a member of our board of directors since August 2010. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including BioKine Therapeutics Ltd.,  and Minovia Ltd. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

Eric Swenden has served as a member of our board of directors since May 2010 and has served on our investment committee since May 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The board of directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

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

Alla Felder has served as a director on our board of directors and a chairperson of our audit committee and a member of our compensation committee since May 2019. Ms. Felder currently serves as a Director in numerous publicly listed leading Israeli companies across several industries, such as Ashtrom Properties Ltd., Israel Shipyards Ltd, Carmit Industries Ltd. Biolight Ltd. Photomyne Ltd. and IdoMoo Ltd. Ms. Felder also serves as the CFO of Weebit Nano Ltd, a high-tech company traded on the Australian stock exchange (ASX), and also provide financial and business advisory Ms. Felder also served on the board of Neuroderm Ltd., leading up to its acquisition by Mitsubishi Tanabe Pharma Corporation in 2017. From 1997 to 2010 Ms. Felder was with PriceWaterhouseCoopers where she served in her last role as a Senior Manager. Ms. Felder received a degree in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York.

B.          Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2021, was approximately $5.8 million. Out of that amount $2.9 million was paid as salary, $2.3 million was attributed to the value of the options granted to senior management during 2021, approximately $0.6 million was attributed to retirement plans and $0.1 million was attributed to other long-term benefits and $0.1 million for bonuses. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements and comply with our Compensation Policy for Executive Officers and Directors as approved by our shareholders (the “Compensation Policy”).

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2021. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2021.

				Value of Equity-
	Base Salary	Value of		Based
	or Other	Social		Compensation	All Other
Name and Position of Director or Officer	Payment (1)	Benefits (2)	Bonuses	Granted (3)	Compensation (4)	Total
Amounts in U.S. dollars are based on the 2021 monthly average representative U.S. dollar – NIS rate of exchange
Dror Ben-Asher, Chief Executive Officer and Chairman of the Board of Directors (6)	716,838	139,973	—	464,200	27,862	1,348,873
Rick Scruggs, Chief Commercial Officer	611,250	15,296	94,050	358,092	15,750	1,094,438
Micha Ben Chorin, Chief Financial Officer	413,362	106,920	—	316,500	27,862	864,644
Gilead Raday, Chief Operating Officer	443,801	78,504	—	316,500	17,430	856,235
Adi Frish, Chief Corporate and Business Development Officer	408,815	96,891	—	316,500	13,944	836,150
(1)	“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company’s Executive Officers and members of the board of directors for the year 2021. Messrs. Ben-Asher and Scruggs do not receive extra compensation for the service as members of the board of directors.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(3)	Consists of the fair value of the equity-based compensation granted during 2021 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the options. See “Item 6, Directors, Senior Management and Employees, E. Share Ownership” for further information regarding the options.
(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), communication expenses, basic health insurance, and holiday presents.
(5)	Mr. Ben-Asher’s employment terms as the Company’s Chief Executive Officer provide that Mr. Ben-Asher is entitled to a monthly base gross salary of NIS 192,500 (approximately $58,995). Mr. Ben-Asher is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Ben-Asher is entitled to reimbursement of car-related expenses from the Company. Mr. Ben-Asher’s employment terms include an advance notice period of 12 months by the Company and 90 days by Mr. Ben-Asher. During such an advance notice period, Mr. Ben-Asher will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Ben-Asher’s employment is terminated in connection with a “change in control” he will be entitled to a special one-time payment equal to his then-current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 18. A “change in control” is defined under the change in control employee retention plan (the "CIC Plan") as follows: (1) the consummation of any merger, consolidation, reorganization, or similar transaction or series of related transactions of the Company with another entity, other than a merger, consolidation, reorganization, or similar transaction or series of related transactions which would result in the shareholders of the Company immediately preceding the transaction beneficially owning, immediately after the transaction, at least 50% of the combined voting power of the outstanding securities of the surviving or resulting entity (or its parent); (2) any “person” (as such term is used in Sections 13(d) and 14(d) of the U.S. Exchange Act of 1934 (“Exchange Act”)) or “group” (two or more persons acting as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of the applicable securities referred to herein) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then-outstanding voting securities; (3) the election of a board of directors over a three-year period or less, the majority of which is not supported by at least a majority of the then existing board of directors of the Company; or (4) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company (other than to an entity controlled by the Company).
(6)	Mr. Rick Scruggs' employment term as the Company's Chief Commercial Officer provide that Mr. Scruggs is entitled to a monthly base gross salary of approximately $52,250. Mr. Scruggs is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. Mr. Scruggs’s employment terms include an advance notice period of 60 days by either party. During such an advance notice period, Mr. Scruggs will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Scruggs’s employment is terminated in connection with a “change in control” he will be entitled to a special one-time payment equal to his then-current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement, multiplied by 12. A “change in control” is defined in the same manner as defined for Mr. Ben-Asher as described in footnote (5) above.

Employment Agreements

We have entered into employment or consultant agreements with each of our executive officers. All of these agreements contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable laws.

For information on exemption and indemnification letters granted to our directors and officers, please see “Item 6 – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers.”

Director Compensation

We currently pay our non-executive directors (i) an annual cash fee retainer of $40,000, (ii) a committee membership annual cash fee retainer of $10,000 to each Audit Committee member, $8,000 to each Compensation Committee member, and $1,500 to each Investment Committee member, and (iii) a committee chairperson annual cash fee retainer in an amount that is higher than the annual cash fee payable to other members of that committee (as described in clause (ii) above) by 50% to each of the Audit Committee and Compensation Committee chairs and by 10% to the Investment Committee chair (without duplication of the fees paid under clause (ii)).

Change in Control Retention Plan and Agreements

We have adopted a change in control employee retention plan and entered into employment agreements providing for compensation to Company employees, in the event of a change in control (as defined by the plan and the employment agreements), subject to the satisfaction of various conditions. Compensation to employees would be up to 12 months’ salary depending on employee seniority and years with the Company.

Compensation Policy

On June 24, 2019, our shareholders approved the Compensation Policy for our directors and officers in accordance with the Israeli Companies Law, pursuant to which we are required to determine the compensation of our directors and officers, and which must be approved by our shareholders every three years. The policy was previously approved by our board of directors, upon the recommendation of our compensation committee. The shareholders approved amendments to the Compensation Policy on July 26, 2021.

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

C.         Board Practices

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than five persons and no more than eleven persons, including any external directors whose appointment is required by law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election (other than any director nominated for election by Cosmo pursuant to the Company’s subscription agreement with Cosmo, whose term of office may expire earlier depending on the beneficial ownership by the Cosmo investor of the Cosmo shares). This process continues indefinitely. A simple majority shareholder vote may elect directors for a term of less than three years in order to ensure that the three groups of directors have as equal a number of directors as possible as provided above. The directors of the first class, currently consisting of Eric Swenden and Ofer Tsimchi, will hold office until our annual general meeting to be held in the year 2024. The directors of the second class, currently consisting of Dror Ben-Asher, Dr. Kenneth Reed and Alla Felder, will hold office until our annual general meeting to be held in the year 2022. The directors of the third class, currently consisting of Dr. Shmuel Cabilly and Rick Scruggs, will hold office until our annual general meeting to be held in the year 2023. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Independent and External Directors – Israeli Companies Law Requirements” below for a description of the adoption by the Company of the corporate governance exemptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, including with respect to external directors.

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

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (1) the majority of shares voted at the meeting, including at least a majority of the votes of the shareholders who are not controlling shareholders (as defined in the Israeli Companies Law), do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), vote in favor of the election of the director without taking abstentions into account; or (2) the total number of shares of the above-

mentioned shareholders who voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

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

Diversity of the Board of Directors

We are committed to diversity among our Board. The ability to incorporate a wide range of viewpoints, backgrounds, skills, and experience is critical to our success. By bringing together individuals with varying backgrounds, expertise, and perspectives into an inclusive and collaborative work environment, we believe we can better achieve our corporate objectives and deliver long-term, sustained value for our shareholders.

We recognize that gender diversity is a significant aspect of diversity and acknowledge the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of thought on the Board. As such, when reviewing and assessing the qualifications of possible nominees to the Board, our Board is guided by the following considerations:

●	the competencies and skills necessary for the Board as a whole should possess;
●	the experience and skill each new nominee will bring to the Board;
●	the diversity of the Board as a whole and whether the new nominee would enhance such diversity; and
●	whether the nominees can devote sufficient time and resources to his or her duties as a Board member.

Due to the size of the Company and Board, our activities, and our current number of employees across two geographies, we have not yet set measurable objectives or adopted a formal policy for achieving gender diversity on the Board. However, our Board and the Company continues to monitor and consider the level of female representation on the Board and, where appropriate, aim to recruit qualified female candidates as part of the selection process to fill vacancies. We will consider establishing measurable objectives as it develops further.

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

Letters of Indemnification

We may provide a commitment to indemnify in advance any director or officer of ours in the course of such person’s position as our director or officer, all subject to the letter of indemnification, as approved by our shareholders from time to time and in accordance with our articles of association. We may provide retroactive indemnification to any officer to the extent allowed by the Israeli Companies Law. As approved by our shareholders on July 26, 2021, the amount of the advance indemnity is limited to the higher of 25% of our then shareholders’ equity, per our most recent annual financial statements, or $10 million.

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

D.          Employees

As of December 31, 2021, we had 201 employees, of which 19 provide services in Israel and 182 in the U.S. In addition, we also receive services from 10 consultants, of which three are in the U.S., four in Canada and three in Israel.

	As of December 31,
	2021		2020		2019
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management and administration	17	—	15	—	13	—
Research and development	2	10	2	11	2	12
Commercial operations	182	—	165	—	128	—

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

E.          Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of March 16, 2022, of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 526,842,294 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of March 17, 2022. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but not the percentage ownership of any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class
Directors
Dr. Kenneth Reed (1)	8,245,340	1.57%
Dr. Shmuel Cabilly (2)	5,536,080	1.05%
Eric Swenden (3)	1,514,650	*
Ofer Tsimchi (4)	525,310	*
Alla Felder (5)	218,120	*
Executive officers
Dror Ben-Asher (6)	7,254,370	1.38%
Reza Fathi, Ph.D. (7)	2,395,290	*
Adi Frish (8)	2,117,370	*
Gilead Raday (9)	1,945,000	*
Guy Goldberg (10)	2,014,370	*
Micha Ben Chorin (11)	1,636,250	*
Rick D. Scruggs (12)	2,120,970	*
June Almenoff (13)	281,870	*
All directors and executive officers as a group (13 persons)	35,804,990	6.81%
*	Less than 1.0%
(1)

Includes options to purchase 548,090 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.49 and $0.70 per share and the options expire between 2023 and 2031. Number of shares beneficially held also includes shares held by family members.

(2)

Includes options to purchase 492,810 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.49 and $0.71 per share and the options expire between 2023 and 2031.

(3)

Includes options to purchase 451,560 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.49 and $0.71 per share and the options expire between 2023 and 2031.

(4)

Includes options to purchase 525,310 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.49 and $0.71 per share and the options expire between 2024 and 2031.

(5)

Includes options to purchase 208,120 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.49 and $0.71 per share and the options expire between 2029 and 2031.

(6)

Includes options to purchase 3,793,750 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.49 and $0.71 per share and the options expire between 2023 and 2031.

(7)

Includes options to purchase 2,055,290 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.49 and $0.71 per share, and the options expire between 2022 and 2031.

(8)

Includes options to purchase 1,906,250 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.49 and $0.71 per share and the options expire between 2022 and 2031.

(9)

Includes options to purchase 1,945,000 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.49 and $0.71 per share and the options expire between 2022 and 2031.

(10)

Includes options to purchase 1,984,370 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.49 and $0.71 per share, and the options expire between 2022 and 2031.

(11)

Includes options to purchase 1,606,250 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.49 and $0.71 per share and the options expire between 2023 and 2031.

(12)

Includes options to purchase 1,200,970 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.66 and $0.70 per share and the options expire between 2023 and 2031.

(13)

Includes options to purchase 260,370 Ordinary Shares exercisable within 60 days of March 17, 2022. The exercise price of these options ranges between $0.70 and $0.71 per share and the options expire between 2023 and 2031.

Award Plans

Amended and Restated Award Plan

Our 2010 Amended and Restated Award Plan (2010) (“Award Plan”) provides for the granting of Ordinary Shares, ADSs,  stock options under various tax regimes in Israel and the U.S., RSUs, restricted shares, and other share-based awards to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The Award Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable laws. As of March 16, 2022, there were 83,078,290 Ordinary Shares issuable upon the exercise or vesting of outstanding awards under the Award Plan and 14,639,800 Ordinary Shares available for future issuance under the Award Plan. Our Award Plan provides that the maximum number of Ordinary Shares that may be issued under the Award Plan will automatically be increased on January 1, April 1, July 1 and October 1 of each calendar year such that immediately following such increase the maximum number of Ordinary Shares that may be issued under the Award Plan will be equal to sixteen and a half percent (16.5%) of the number of outstanding Ordinary Shares on a fully-diluted basis on the last day of immediately preceding fiscal quarter.

Administration of Our Amended and Restated Award Plan

Our Award Plan is administered by our compensation committee regarding the granting of awards and the terms of awards grants, including the exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options and other awards granted under the Award Plan to eligible Israeli employees, directors and officers are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the options or the Ordinary Shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such options were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the trustee to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. See “Item 10. Additional Information – E. Taxation – Israeli Tax Considerations.”

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

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of March 16, 2022, by each person or entity known to beneficially own 5.0% or more of our outstanding Ordinary Shares. The information with respect to beneficial ownership of the Ordinary Shares is given based on information reported in such shareholder’s Schedule 13G, and if no Schedule 13G was filed, based on the information provided to us by the shareholders.

The information in this table is based on 526,842,294 Ordinary Shares outstanding (equal to 52,684,229 ADSs) as of such date. In determining the number of Ordinary Shares beneficially owned by a person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any Ordinary Shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of March 17, 2022. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of Ordinary Shares.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class
Cosmo Pharmaceuticals N.V. (1)	69,000,010	13.10%
First Investments Holding Ltd. (2)	39,285,710	7.46%
(1)	The address of Cosmo Pharmaceuticals N.V. is Riverside II, Sir John Rogerson’s Quay, Dublin, Ireland. Cosmo Technologies Ltd. a wholly-owned subsidiary of Cosmo Pharmaceuticals N.V., is the direct holder of 17,142,860 of the Ordinary Shares listed in the table.
(2)	Mr. Vasile Timis may be deemed the beneficial owner of the shares held by First Investments Holdings Ltd. The address of First Investments Holding Ltd. is 2nd Floor, Strathvale House, 90 North Church Street, P.O. Box 1103, Cayman Islands.

On March 16, 2022, 10,828,572 ADSs (equivalent to 108,285,720 Ordinary Shares, or approximately 20.56% of our total issued and outstanding Ordinary Shares), were held of record by two record holders, of which none had a U.S. address. As of March 16 , 2022, there were no shareholders of record of our Ordinary Shares who was located in Israel. The number of record holders is not at all representative of the number of beneficial holders of our ADSs or Ordinary Shares because many of the ADSs and Ordinary Shares are held by brokers or other nominees.

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

Legal Proceedings

From time to time, we may become a party to legal proceedings and claims in the ordinary course of business. On February 22, 2021, Aether Therapeutics Inc., filed a complaint against us in the United States District Court for the District of Delaware. We refer to this matter as the Aether Litigation. The complaint asserts that our marketing of the Movantik® product infringes U.S. Patent Nos. 6,713,488, 8,748,448, 8,883,817 and 9,061,024 held by Aether Therapeutics Inc., or the Aether Patents. Aether has asserted the Aether Patents against other entities previously involved in the marketing of the Movantik® product. The complaint requests customary remedies for patent infringement, including (i) a judgment that we have infringed, contributed to and induced infringement of the Aether Patents, (ii) damages, (iii) attorneys' fees and (iv) costs and expenses. We intend to vigorously defend ourselves against these claims. Given the stage of the Aether Litigation, we are unable to predict the likelihood of success of the claims of Aether Therapeutics Inc. against us or to quantify any risk of loss. The Aether Litigation could last for an extended period of time and require us to dedicate significant financial resources and management resources to our defense. An adverse ruling against us could materially and adversely affect our business, financial position, results of operations or cash flows and could also result in reputational harm. Even if we are successful in defending against these claims, the Aether Litigation could result in delays in future product developments, reputational harm or other collateral consequences

Dividend Policy

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

B.         Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2021.

ITEM 9.         THE OFFER AND LISTING

A.Offer and Listing Details

Our Ordinary Shares were traded on the TASE under the symbol “RDHL” from February 2011 to February 2020 and were voluntarily delisted from trading on the TASE, effective February 13, 2020. They are listed but are not traded on the Nasdaq Global Market in connection with our ADSs. Our ADSs were traded on the Nasdaq Capital Market under the symbol “RDHL” from December 27, 2012, and have been listed on the Nasdaq Global Market under the same symbol since July 20, 2018.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2021 tax year.

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

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% in 2022), and a marginal tax rate of up to 50% in 2022 for individuals, including an excess tax (as discussed below).

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year ((NIS 663,240 for 2022, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

(A)         Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate on our assets and liabilities as of December 31, 2021:

	Income (loss) from			Income (loss) from
	change in exchange		Value	change in exchange
	rate (U.S. dollars		(U.S. dollars	rate (U.S. dollars
Sensitive instrument	in thousands)		in thousands)	in thousands)
	Down	Down		Up	Up
	2%	5%		5%	2%
Cash and cash equivalents	3	7	29,475	(3)	(7)
Bank deposits	4	9	24,699	(4)	(9)
Accounts receivable (except prepaid expenses)	7	18	1,495	(7)	(18)
Accounts payable and accrued expenses	(12)	(28)	(32,560)	12	28
Total loss	2	6		(2)	(6)

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021. Our auditor, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has provided an attestation report on our internal control over financial reporting, which is included herein. (See “– Attestation Report of Registered Public Accounting Firm.”)

(c)Attestation Report of Registered Public Accounting Firm

Our independent registered public accounting firm has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F-1 to F-4 of this Annual Report on Form 20-F and is incorporated herein by reference.

(d)Changes in Internal Control Over Financial Reporting

There were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2021, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.            [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Alla Felder, Mr. Ofer Tsimchi and Mr. Eric Swenden are audit committee financial experts. Ms. Felder, Mr. Tsimchi and Mr. Eric Swenden are independent directors for the purposes of the Nasdaq Listing Rules.

ITEM 16B.         CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of ethics is posted on our website, https://s28.q4cdn.com/226515471/files/doc_downloads/gov_docs/Standards-of-Business-Conduct-and-Ethics.pdf. We intend to post on our website any amendments or waivers to the code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent registered public accounting firm for professional services.

	Year Ended December 31,
Services Rendered	2021	2020

	(U.S. dollars in thousands)
Audit fees (1)	258	210
Audit-related fees (2)	118	52
Tax fees (3)	7	22
Total	383	284
(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to work regarding prospectus supplements and ongoing consultation.
(3)	Tax fees relate to tax compliance, planning, and advice.

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

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Members of our board of directors and senior management, including the Company's Chairman & CEO, CFO, Chief Commercial Officer, Chief Business Officer and Chief Corporate & Business Development Officer, purchased ADSs in open-market transactions during calendar year 2021 as described in the table below.  We did not repurchase any ADSs during the year.

			Total Number of	Maximum Number
			Shares Purchased	of Shares that May
			as Part of Publicly	Yet Be Purchased
	Total Number of	Average Price Paid	Announced Plans	Under the Plans or
Period	Shares Purchased	Per Share	or Programs	Programs
September 15, 2021 until September 30, 2021	90,991 ADSs	$4.93 per ADS	None	None
October 1, 2021 until October 18, 2021	97,752 ADSs	$4.87 per ADS	None	None
December 1 until December 13	58,887 ADSs	$2.97 per ADS	None	None

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

See Exhibit Index on page 159.

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

Orphan Drug Designation - the designation of orphan drug designation to drugs that are in the process of development for the treatment of rare diseases, affecting fewer than 200,000 people in the U.S. This status provides tax reductions and the exclusive rights to the cure for a specific condition for a period of seven years post-approval.

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

REDHILL BIOPHARMA LTD

EXHIBIT INDEX

1.1

Articles of Association of the Registrant, as amended (unofficial English translation) (incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

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

2.3	Description of Share Capital (incorporated by reference to Exhibit 2.3 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

4.1*

Asset Purchase Agreement, dated August 11, 2010, by and between the Registrant and Giaconda Limited (RHB-104, 105, 106) (incorporated by reference to Exhibit 4.4 to Draft Registration Statement on Form DRS disseminated with the Securities and Exchange Commission, dated December 3, 2012).

4.2

Amendment to Asset Purchase Agreement by and between the Registrant and Giaconda Limited (RHB-104, 105, 106) dated February 27, 2014 (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20 F filed with the Securities and Exchange Commission on February 26, 2019).

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

4.9	Form of Letter of Exemption and Indemnity adopted on July 26, 2021 (unofficial English translation).

4.10	Amended and Restated Award Plan (2010).

4.11	Compensation Policy, as amended.

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

4.14†	Amendment #1 dated December 2, 2021, to the Exclusive License Agreement, dated October 17, 2019, by and between Registrant and Cosmo Technologies Ltd.

4.15˄

Credit Agreement, dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto (incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.16

First amendment dated March 31, 2020, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto (incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

4.17

Second amendment dated August 12, 2020, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto (incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

4.18

Third amendment dated January 28, 2021, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto (incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

4.19

Fourth amendment dated July 22, 2021, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto.

4.20˄

Security Agreement, dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., and HCR Collateral Management, LLC (incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.21˄

Pledge Agreement, dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., and HCR Collateral Management, LLC (incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.22†

License Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB (incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.23†

Amendment #1 dated March 31, 2020, to the License Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB (incorporated by reference to Exhibit 4.21 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

4.24†

Amendment #2 dated July 14, 2020, to the License Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB (incorporated by reference to Exhibit 4.22 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

4.25†

Amendment #3 dated October 6, 2020, to the License Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

4.26†

Amendment #4 dated March 11, 2021, to the License Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB (incorporated by reference to Exhibit 4.24 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

4.27†

Supply Agreement, dated February 23, 2020, by and between Registrant and AstraZeneca AB (incorporated by reference to Exhibit 4.18 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.28†

Termination Agreement, dated August 3, 2020, by and between RedHill Biopharma Inc. and Daiichi Sankyo Inc (incorporated by reference to Exhibit 4.26 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

4.29†

Securities Purchase Agreement, dated August 3, 2020, but effective as of July 1, 2020, by and between RedHill Biopharma Ltd., and Daiichi Sankyo, Inc (incorporated by reference to Exhibit 4.27 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

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

101

The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2021, formatted in Inline XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Confidential treatment granted with respect to certain portions of this Exhibit.
†

Certain identified confidential information in this Exhibit has been omitted because such identified confidential information is (i) the type the Company treats as private or confidential and (ii) is not material.

˄

Certain schedules and/or exhibits to this Exhibit have been omitted in accordance with the instructions to Item 19 of Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission or its staff upon request.

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

Date: March 17, 2022

REDHILL BIOPHARMA LTD.

2021 CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of RedHill Biopharma Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of RedHill Biopharma Ltd. and its subsidiary (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition and measurement of allowance for certain rebates

As described in Note 2 to the consolidated financial statements, the Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients, of which the most significant are Managed Care (commercial rebates), Medicare Part D and Medicaid (and similar state programs). Rebates provided to patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate programs in accordance with the specific terms in the individual agreement, the estimated product in the channel and the estimated mix of programs in future prescriptions utilization. The allowance reported as of December 31, 2021 for revenue deductions amounted to $30.7 million, with a significant portion relating to Managed Care, Medicare Part D, and Medicaid.

The principal considerations for our determination that performing procedures related to recognition and measurement of the allowance for rebates is a critical audit matter are the significant estimations made by management due to the measurement uncertainty involved in developing the allowance, as the reserves are based on assumptions developed using contractual and mandated terms with payors and historical experience.

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel,

P.O Box 7187  Tel-Aviv 6107120  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

This in turn led to a high degree of auditor judgment and subjectivity in applying procedures relating to these assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assumptions used to estimate the allowance for Managed Care (commercial rebates), Medicare Part D and Medicaid (and similar state programs). These procedures also included, among others, developing an independent expectation of the allowance using the terms of the specific rebates programs and the historical trend of actual rebates claims paid; comparing the independent estimate to management’s estimate recorded by the Company; and testing rebates claims processed by the Company, including evaluating those claims for consistency with the contractual and mandated terms of the Company’s arrangements.

Liquidity and capital resources

As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit and its activities have been funded primarily through offerings of the Company’s securities and borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

The principal considerations for our determination that performing procedures related to liquidity and capital resources is a critical audit matter are the estimation and execution uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to fund its operations for at least the next 12 months. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included, among others, testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least the next 12 months. This testing included testing the effectiveness of controls over management's liquidity assessment including the review of the inputs and assumptions used in this assessment. We assessed the appropriateness of forecast assumption by comparing prior period forecasts to actual results, comparing forecasted revenue to recent historical financial information, inquiring of management regarding the mitigating actions to reduce costs and manage cash flows and assessing whether the mitigating actions were within the Company's control, testing the underlying data generated to prepare the forecast scenarios and determined whether there was adequate support for the assumptions underlying the forecast, considering the terms of the Company's existing loans to obtain an understanding of the debt covenants, and evaluating management's analysis of the impact of the above assumptions on the forecasted cash flows.

We assessed the adequacy of the Company’s liquidity disclosures included in Note 1 to the consolidated financial statements.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel,

P.O Box 7187  Tel-Aviv 6107120  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Tel-Aviv, Israel

March 17, 2022

We have served as the Company’s auditor since 2010.

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel,

P.O Box 7187  Tel-Aviv 6107120  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
	Note	2021	2020	2019

		U.S. dollars in thousands
NET REVENUES	20	85,757	64,359	6,291
COST OF REVENUES		49,406	36,892	2,259
GROSS PROFIT		36,351	27,467	4,032
RESEARCH AND DEVELOPMENT EXPENSES	21	29,498	16,491	17,419
SELLING AND MARKETING EXPENSES	22	55,623	49,285	18,333
GENERAL AND ADMINISTRATIVE EXPENSES	23	32,365	25,375	11,481
OPERATING LOSS		81,135	63,684	43,201
FINANCIAL INCOME		51	270	1,335
FINANCIAL EXPENSES		16,660	12,759	438
FINANCIAL EXPENSES (INCOME), net	24	16,609	12,489	(897)
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		97,744	76,173	42,304

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars)	26	0.21	0.21	0.14

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,	December 31,
	Note	2021	2020

		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	29,474	29,295
Bank deposits		8,530	17
Financial assets at fair value through profit or loss	6	—	481
Trade receivables		31,677	28,655
Prepaid expenses and other receivables	7	4,661	5,521
Inventory	8	14,810	6,526
		89,152	70,495
NON-CURRENT ASSETS:
Restricted cash	15	16,169	16,164
Fixed assets	9	572	511
Right-of-use assets	10	3,651	5,192
Intangible assets	11	71,644	87,879
		92,036	109,746
TOTAL ASSETS		181,188	180,241

CURRENT LIABILITIES:
Account payable		11,664	11,553
Lease liabilities	10	1,618	1,710
Allowance for deductions from revenue	14	30,711	18,343
Accrued expenses and other current liabilities	13	20,896	24,082
Payable in respect of intangible assets purchase	16(5)(6)	16,581	17,547
		81,470	73,235

NON-CURRENT LIABILITIES:
Borrowing	15	83,620	81,386
Payable in respect of intangible assets purchase	16(5)(6)	3,899	7,199
Lease liabilities	10	2,574	3,807
Royalty obligation	16(3)	750	750
		90,843	93,142
TOTAL LIABILITIES		172,313	166,377

EQUITY:	18
Ordinary shares		1,495	1,054
Additional paid-in capital		375,246	293,144
Accumulated deficit		(367,866)	(280,334)
TOTAL EQUITY		8,875	13,864
TOTAL LIABILITIES AND EQUITY		181,188	180,241

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity

	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2019	767	219,505	(169,086)	51,186
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Share-based compensation to employees and service providers	—	—	3,027	3,027
Issuance of ordinary shares to private investor	195	47,893	—	48,088
Exercise of options into ordinary shares	*	5	—	5
Comprehensive loss	—	—	(42,304)	(42,304)
BALANCE AT DECEMBER 31, 2019	962	267,403	(208,363)	60,002

BALANCE AT JANUARY 1, 2020	962	267,403	(208,363)	60,002
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Share-based compensation to employees and service providers	—	—	4,202	4,202
Issuance of ordinary shares, net of expenses	84	23,783	—	23,867
Exercise of options into ordinary shares	*	52	—	52
Share-based compensation in consideration for intangible assets	8	1,906	—	1,914
Comprehensive loss	—	—	(76,173)	(76,173)
BALANCE AT DECEMBER 31, 2020	1,054	293,144	(280,334)	13,864

BALANCE AT JANUARY 1, 2021	1,054	293,144	(280,334)	13,864
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Share-based compensation to employees and service providers	—	—	10,212	10,212
Issuance of ordinary shares, net of expenses	424	78,113	—	78,537
Exercise of options into ordinary shares	17	3,989	—	4,006
Comprehensive loss	—	—	(97,744)	(97,744)
BALANCE AT DECEMBER 31, 2021	1,495	375,246	(367,866)	8,875

*Less than a thousand

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020		2019

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(97,744)	(76,173)		(42,304)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	10,212	4,202		3,027
Depreciation	1,914	1,710		997
Amortization and impairment of intangible assets	16,235	7,035		216
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	5,366	6,032		—
Fair value adjustments on derivative financial instruments	—	—		(344)
Fair value (gains) losses on financial assets at fair value through profit or loss	5	94		(27)
Exchange differences and revaluation of bank deposits	118	101		24
	33,850	19,174		3,893
Changes in assets and liability items:
Increase in trade receivables	(3,021)	(27,439)		(258)
Decrease (increase) in prepaid expenses and other receivables	860	(3,277)		(368)
Increase in inventories	(8,285)	(4,644)		(1,113)
Increase in accounts payable	111	7,369		860
Increase (decrease) in accrued expenses and other liabilities	(3,186)	19,335		(2,726)
Increase in allowance for deductions from revenue	12,368	17,076		1,267
	(1,153)	8,420		(2,338)
Net cash used in operating activities	(65,047)	(48,579)		(40,749)
INVESTING ACTIVITIES:
Purchase of fixed assets	(115)	(406)		(168)
Purchase of intangible assets	—	(53,368)		(35)
Change in investment in current bank deposits	(8,500)	10,200		(2,069)
Purchase of financial assets at fair value through profit or loss	—	—		(4,325)
Proceeds from sale of financial assets at fair value through profit or loss	475	7,925		11,761
Net cash provided by (used in) investing activities	(8,140)	(35,649)		5,164
FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of transaction costs	—	78,061		—
Proceeds from issuance of ordinary shares, net of issuance costs	78,536	23,867		36,300
Exercise of options into ordinary shares	4,006	52		5
Repayment of payable in respect of intangible asset purchase	(7,397)	—	—	—
Increase in restricted cash	—	(20,000)	—	—
Decrease in restricted cash	—	4,000		—
Payment of principal with respect to lease liabilities	(1,683)	(1,610)		(796)
Net cash provided by financing activities	73,462	84,370		35,509
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	275	142		(76)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(96)	130		94
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,295	29,023		29,005
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,474	29,295		29,023
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	47	414		753
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	11,280	6,654		251
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	303	2,930		2,805
Purchase of intangible assets posted as payable	—	24,619		—
Purchase of an intangible asset in consideration for issuance of shares	—	1,914		11,788

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.  General:

1)RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

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

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these financial statements, the Company commercializes in the U.S., mainly, Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company, and Movantik®, for the treatment of opioid-induced constipation.

Effective April 1, 2020, RedHill Inc. entered into an exclusive license agreement (the “License Agreement”) with AstraZeneca AB (“AstraZeneca”), granting RedHill Inc. exclusive, worldwide (excluding Europe, Canada) commercialization and development rights to Movantik® (naloxegol). In addition, RedHill Inc. entered into certain related agreements, pursuant to which AstraZeneca provides RedHill Inc. transitional services for an agreed period.

3) Through December 31, 2021, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities and borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business.

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

The current COVID-19 pandemic has presented substantial public health and economic challenges around the world and specifically in the Company’s target markets in the U.S., affecting employees, patients,

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

medical clinics, medical diagnosis, communities and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted at this stage. The Company took actions designed to mitigate the potential impact of the COVID-19 pandemic on its business operations and to date, the COVID-19 pandemic has not caused significant disruptions to the supply chain and the Company has sufficient supply on hand to meet U.S. commercial demand and clinical studies’ needs.

A number of the Company’s commercial activities have been impacted by the COVID-19 pandemic, including some launch sales and marketing activities for Talicia® for H. pylori infection and significant impact on sales of Aemcolo® for travelers’ diarrhea. See note 11b regards to the impairment of Aemcolo® assets.

Although no major disruptions, other than manageable impact on its development and commercial activities, the Company continues to assess the potential impact of the COVID-19 pandemic on its business and operations, including on its sales, expenses, supply chain, financial resources, and clinical trials.

b. Approval of the financial statements:

The date of the approval of these financial statements by the Board of Directors (the "BoD") is March 17, 2022.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)   Transactions and balances

Foreign currency transactions in currencies different from the Functional Currency (hereafter foreign currency, mostly New Israeli Shekel (“NIS”) and Euro are translated into the Functional Currency using the exchange rates at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation of period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recorded in the Statements of Comprehensive Loss under financial income or financial expenses.

c.    Principles of consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

d.    Cash and cash equivalents

Cash and cash equivalents include cash on hand and unrestricted short-term bank deposits with maturities of three months or less.

e.    Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional. They are subsequently measured at amortized cost using the effective interest method, less expected loss allowance. See also note (i)(3).

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

R&D assets that are available for use are stated at cost and amortized on a straight-line basis over their useful life from the time they are available for use.  R&D assets that are not available for use are tested for impairment at least annually.

Commercialization assets are stated at cost and are amortized on a straight-line basis over their useful life when they are available for use. These assets are subsequently carried at cost less accumulated amortization and impairment losses.

In determining the useful life of a commercialization asset, the Company considered, among other factors, the duration of the license, patent and regulatory data exclusivities of the product, anticipated duration of sales of the product following loss of exclusivity, and competitors in the marketplace.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

k.    Share capital

The Company’s ordinary shares are classified as the Company’s share capital. Incremental costs directly attributed to the issuance of new shares are presented under equity as a deduction from the proceeds of issuance.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

m.   Share-based payments

The Company operates several equity-settled, share-based compensation plans to employees (as defined in IFRS 2 “Share-Based Payments”) and service providers. As part of the plans, the Company grants employees and service providers, from time to time and at its discretion, options to purchase Company shares. The fair value of the employee and service provider services received in exchange for the grant of the options is recognized as an expense in profit or loss and is recorded as accumulated deficit within equity. For employees, the total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) is determined by reference to the fair value of the options granted at the date of grant. For service providers (including equity instruments granted in consideration for intangible assets, see note 16(4), the Company measures the awards based on the fair value of the asset or service received.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Rebates and patient discount programs. The Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. The Company estimates the allowance for these rebates and coupons based on historical and estimated utilization of the rebate and discount programs, at the time the revenues are recognized. These estimates are recognized as a reduction of revenue. See also notes 3 and 14.

Product returns. The Company offers customers a right of return of expired products. The Company estimates the amount of product sales that may be returned by its customers and records this estimate as a reduction of revenue at the time of sale, based on historical rates of return, or, if such historical data is not available, the Company estimates product returns based on its own sales information, its visibility into the inventory remaining in the distribution channel and product dating. At the end of each reporting period, the Company may decide to constrain revenue for product returns based on information from various sources.

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

2)    Revenue from promotional services

In 2020, the Company terminated the promotional agreements and recognized immaterial revenues from promotional services. In 2019 the Company recognized revenue from promotional services as it satisfied its performance obligation over time, in an amount equal to the consideration to which it expected to be entitled to, taking into consideration the constraint on variable considerations stipulated in IFRS 15.

3)    Practical expedients and exemptions

The Company expenses sales commissions when incurred since the amortization period of the asset that the Company otherwise would have recognized would have been for less than one year. These costs are recorded as selling and marketing expenses.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

s.    Recently issued accounting pronouncements:

1)	Amendments to IAS 1 regarding classifying liabilities as current or non-current

In January 2020, the IASB issued amendment to IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: the definition of a right to defer a settlement, that a right to defer must exist at the end of the reporting period, that classification is unaffected by the likelihood that an entity will exercise its deferral right, that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendment is effective for annual periods beginning on or after January 1, 2023. At this stage the Company cannot evaluate the effect of the amendment on the financial statements.

2)	Amendments to IFRS 9, IFRS 7, IFRS 16, IFRS 4 and IAS 39 regarding the IBOR reform

In August 2020, the IASB issued amendments to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures”, IAS 39, “Financial Instruments: Recognition and Measurement”, IFRS 4, “Insurance Contracts”, and IFRS 16, “Leases” (“IBOR Amendments”). The IBOR Amendments provide practical expedients when accounting for the effects of the replacement of benchmark InterBank Offered Rates (IBORs) by alternative Risk-Free Interest Rates (RFRs). Pursuant to one of the practical expedients, an entity will treat contractual changes or changes to cash flows that are directly required by the reform as changes to a floating interest rate. That is, an entity recognizes the changes in interest rates as an adjustment of the effective interest rate without adjusting the carrying amount of the financial instrument. The use of this practical expedient is subject to the condition that the transition from IBOR to RFR takes place on an economically equivalent basis. The IBOR Amendments include new disclosure requirements in connection with the expected effect of the reform on an entity’s financial statements, such as how the entity is managing the process to transition to the interest rate reform, the risks to which it is exposed due to the reform and quantitative information about IBOR-referenced financial instruments that are expected to change. The IBOR Amendments are effective for annual periods beginning on or after January 1, 2021. The IBOR Amendments are to be applied retrospectively. However, restatement of comparative periods is not required. Early application is permitted. The Company adopted the IBOR amendments as from January 1, 2021. The adoption of the IBOR Amendment does not have an effect on the Company’s financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of financial statements requires management to make estimates which, by definition, will seldom equal the actual results and will affect the reported amounts in the Company’s consolidated financial statements and the accompanying notes. Some of the policies described in note 2 of the Company’s consolidated financial statements involve a high degree of judgment or complexity. The Company believes that the most critical accounting policies and significant areas of judgment and estimation are in:

●	Recognition and measurement of allowance for rebates and patient discount programs
●	Impairment reviews of intangible R&D assets.
●	Estimated recoverable amount of the Aemcolo® asset.
●	Estimated useful life of the acquired assets in the Movantik® acquisition.

Recognition and measurement of allowance for rebates and patient discount programs

The Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. Rebates and discounts provided to the wholesalers and to the patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate and discount programs at the time the revenues are recognized.  The main estimates used in recognizing and measuring this allowance relate to the amount of products sold to customers not yet prescribed to patients (units “in the channel”) and the mix of rebate and discount programs estimated for future prescription utilization. The Company periodically evaluates it estimates against actual results and, if necessary, updates the estimates accordingly. See also note14.

Impairment reviews of intangible R&D assets

The Company reviews annually or when events or changes in circumstances indicate the carrying value of the R&D assets may not be recoverable.

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using the estimated Company’s post-tax weighted average cost of capital (“WACC”) which is 16%.

The main estimates used in calculating the recoverable amount include: outcome of the therapeutic candidates R&D activities; probability of success in gaining regulatory approval, size of the potential market and the Company’s asset’s specific share in it and amount and timing of projected future cash flows.

Estimated recoverable amount of the Aemcolo® asset

The Aemcolo® asset was acquired in October 2019 in exchange of the Company’s ADSs and was recognized at fair value at the acquisition date. Following the outbreak of the COVID-19 pandemic and its significant impact on worldwide travel, the Company expects a continued decrease in U.S. outbound travel and the potential market for Aemcolo®, for traveler’s diarrhea. Accordingly, during 2020 the Company had recognized an impairment of approximately $0.8 million. In addition, in 2021, in line with continued performance of the product, the Company has again reevaluated the recoverable amount of the intangible asset related to Aemcolo®. Based mainly on estimates of the asset’s peak market share and the period in which it will be reached (including the likelihood of early termination of the license before it will be reached), the Company considered the Aemcolo® asset to be entirely impaired. See also note 11b.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimated useful life of the acquired assets in the Movantik® acquisition

In connection with the agreements mentioned in note 1a(2) above, the Company accounted for the acquisition of rights to Movantik® as an asset acquisition. Since all acquired assets are intended to generate revenues from sales of Movantik® and have a similar useful life, the Company attributed this consideration to a single intangible asset representing the acquired rights to Movantik®. The Company determined the asset’s useful life, over which the asset will be amortized on a straight-line from its acquisition. The main estimate used in determining the useful life was the anticipated duration of sales of the product after its expected patent expiration. During 2021, as a result of reaching a litigation settlement related to Movantik IP, the Company has re-estimated the useful life of these assets to be 12.5 years from the date of acquisition.

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

(a)   Market risks

(i) The Company could be exposed to foreign exchange risk as a result of its payments to employees and service providers and investment of some liquidity in currencies other than the U.S. dollar (i.e., the Functional Currency). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the Functional Currency of the Company been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized a negligible a reduction in expenses in all the years presented in these financial statements. The foreign exchange risks associated with these balances are immaterial.

(ii) The Company’s main interest rate risk arises from long-term borrowing with interest on the outstanding loan computed as the 3-month USD LIBOR rate (hereinafter – the “LIBOR”), subject to a 1.75% floor rate, plus 8.2% fixed rate, which was decreased to 6.7%, starting April 1, 2021. The Company regularly monitors the LIBOR, as well as the LIBOR forward curve. Based on that, the Company estimates that the 1.75% floor rate will remain effective (i.e. – LIBOR will remain

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

below 1.75%) throughout the entire period of the borrowing and therefore the interest rate on this loan is effectively fixed.

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

(b)  Credit risk

Credit risk arises mainly from cash and cash equivalents, bank deposits, restricted cash, and trade receivables. The Company estimates that since the liquid instruments are mainly invested with highly rated institutions, the credit and interest risks associated with these balances are low.

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

The Company’s vast majority of sales is to three U.S.-based large wholesale customers, which their historical loss rate is practically zero. Based on the above information, as well as analyzing if there is any relevant forward-looking information related to the Company’s customers, the Company did not record a loss allowance for trade receivables as of December 31, 2021, and December 31, 2020.

(c)   Liquidity risk

Prudent liquidity risk management requires maintaining sufficient cash or the availability of funding through an adequate amount of committed credit facilities. Management monitors rolling forecasts of the Company’s liquidity reserve (comprising of cash and cash equivalents and deposits). This is generally carried out based on the expected cash flow in accordance with practices and limits set by the management of the Company.

As of December 31, 2021, the Company has generated revenues from commercialization activities, however no sufficient revenue was generated to compensate for operating expenses and therefore the Company is exposed to liquidity risk.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below break down the Company’s financial liabilities into relevant maturity groupings based on their contractual and estimated maturities. The amounts disclosed in the tables are the contractual and estimated undiscounted cash flows.

Contractual maturities of financial liabilities At 31 December 2021	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Accounts payable	11,664			11,664	11,664
Lease liabilities	2,109	2,553		4,662	4,192
Accrued expenses and other current liabilities	20,896			20,896	20,896
Borrowing	9,159	107,213	9,000	125,371	83,620
Payable in respect of intangible assets purchase	17,600	5,000		22,600	20,480
Royalty obligation	-	1,011	1,351	2,362	750
Contractual maturities of financial liabilities At 31 December 2020	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Accounts payable	11,553			11,553	11,553
Lease liabilities	1,985	4,210	—	6,195	5,517
Accrued expenses and other current liabilities	24,082			24,082	24,082
Borrowing	10,154	107,514	18,530	136,198	81,386
Payable in respect of intangible assets purchase	20,600	10,000		30,600	24,745
Royalty obligation	127	747	912	1,786	750

2)    Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, maintain optimal capital structure, and to reduce the cost of capital.

As discussed in note 15, the Credit Agreement contains a financial covenant requiring RedHill Inc. to maintain a minimum level of cash, as well as a covenant requiring it to maintain minimum net sales, beginning with the fiscal quarter ending June 30, 2022. As of December 31, 2021, and December 31, 2020, the minimum level of cash, which relates to the term loans is $16 million. This amount is presented as restricted cash on the statement of financial position.

3)   Fair value estimation

As of December 31, 2020, the Company had an immaterial balance of assets measured at fair value through profit or loss, all based on quoted prices (unadjusted) in active markets for identical assets (level 1).

The carrying amount of cash equivalents, restricted cash, bank deposits, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

The fair values of the Borrowing and the Payable in respect of intangible assets purchase balances as of December 31, 2021, are approximately $96 million and $23 million (as of December 31, 2020-$94 million and $26 million, respectively). These fair values are based on discounted cash flows using a current borrowing rate.

The fair value of the Royalty obligation balance is not materially different from its carrying amount.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31,
	2021	2020
	U.S. dollars in thousands
Cash in bank	28,890	14,265
Short-term bank deposits	584	15,030
	29,474	29,295

The carrying amounts of the cash and cash equivalents approximate their fair values.

NOTE 6 – FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

There are no financial assets as of December 31, 2021. The financial assets as of December 31, 2020, represent a portfolio of marketable debt securities.

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

The fair value of the securities is based on their exchange market price at the end of each trading day and reporting period.

NOTE 7 - PREPAID EXPENSES AND OTHER RECEIVABLES:

	December 31,
	2021	2020
	U.S. dollars in thousands
Advance to suppliers	632	2,543
Government institutions	847	634
Prepaid expenses and others	3,182	2,344
	4,661	5,521

The fair value of other receivables, which constitute of financial assets, approximate their carrying amount.

NOTE 8 - INVENTORY:

	December 31,
	2021	2020
	U.S. dollars in thousands
Raw materials	3,012	1,792
Work in progress	5,195	—
Finished goods	6,603	4,734
	14,810	6,526

During the years ended December 31, 2021, and 2020, the Company recognized amounts of $7.7 million and $5.2 million, respectively, in inventory cost as part of cost of revenues.

Write-downs of inventories to net realizable value amounted to $0.3 million in 2021 and $0.4 million in 2020. These were recognized as an expense, included in cost of revenues in the consolidated statements of comprehensive loss.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - FIXED ASSETS:

The composition of assets and accumulated depreciation are grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2021	2020	2021	2020	2021	2020
	U.S. dollars in thousands
Office furniture and equipment (including computers)	1,024	753	677	479	347	274
Leasehold improvements	357	357	132	120	225	237
	1,381	1,110	809	599	572	511

NOTE 10 - LEASES:

Amounts recognized in the consolidated statements of financial position:

	Year Ended December 31,
	2021	2020

	U.S dollars in thousands
Right-of-use assets:
Properties	1,986	2,593
Vehicles	1,665	2,599
	3,651	5,192
Lease liabilities:
Current	1,618	1,710
Non-current	2,574	3,807
	4,192	5,517
Additions to the right-of-use assets and lease liabilities during the years ended 2021 and 2020 were 0.4 million and 2.9 respectively .
Amounts recognized in the consolidated statements of comprehensive loss:
	Year Ended December 31,
	2021	2020
Depreciation charge of right-of-use assets
Properties	608	607
Vehicles	1,282	948
	1,890	1,555
Interest expense (included in financial expenses)	397	574
Expenses relating to short-term leases and leases of low-value assets are immaterial.
The total cash outflow for leases in 2021 and 2020 was $1.9 million and $2 million respectively.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - INTANGIBLE ASSETS:

a.    The Company’s intangible assets represent in-licenses of R&D assets and Commercialization assets (rights related to Movantik® and Aemcolo®). The changes in those assets are as follows:

	Year Ended December 31,
	2021	2020
	U.S. dollars in thousands

R&D assets:
Cost:
Balance at beginning of year	5,757	5,355
Additions during the year	—	402
Balance at end of year	5,757	5,757
Accumulated amortization:
Balance at beginning of year	(50)	—
Amortization charges	(66)	(50)
Balance at end of year	(116)	(50)
	5,641	5,707
Commercialization assets:
Cost:
Balance at beginning of year	89,373	11,788
Additions during the year see notes 16(4) - 16(6)	—	77,585
Balance at end of year	89,373	89,373
Accumulated impairments and amortization:
Balance at beginning of year	(7,201)	(216)
Amortization and impairment charges see (b) below	(16,169)	(6,985)
Balance at end of year	(23,370)	(7,201)
	66,003	82,172
	71,644	87,879

The Company estimated the useful life of assets related to Movantik® at 10.5 years from the date of acquisition (April 2020). During 2021, as a result of reaching a litigation settlement related to Movntik’s IP, the Company has re-estimated the useful life of these assets to be 12.5 years from the date of acquisition. Moreover, the Company estimated the useful life of the asset related to Talicia® and Aemcolo® at approximately 15 years from marketing approval date and approximately 11 years from the date of acquisition, respectively (November 2019 and October 2019, respectively). The amortization expenses are recognized under Cost of Revenues in the Consolidated Statements of Comprehensive Loss. For further details regarding the intangible assets, see notes 2h, 3, and 16.

b.    Intangible assets impairment:

Following the prolongation of the COVID-19 pandemic and its significant impact on worldwide travel, the Company expects a continued decrease in U.S. outbound travel and the potential market for Aemcolo®, for traveler’s diarrhea. Accordingly, the Company has reevaluated the recoverable amount of the intangible asset related to Aemcolo®. Based mainly on estimates of the asset’s potential market, peak market share and the period in which it will be reached (including the likelihood of early termination of the license before it will be reached), the Company considered the Aemcolo® asset to be entirely impaired. Accordingly, as of December 31, 2021, the Company recognized an impairment loss of $8.9 million. The significant change in assumption is related to attributing a probability greater than zero to the possibility of early termination before the Company will generate meaningful revenues, that are greater than the

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company’s investment in the asset.  The impairment loss was recognized under Cost of Revenues in the Consolidated Statements of Comprehensive Loss.

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

The amounts charged as an expense with respect to defined contribution plans in 2021, 2020, and 2019 were $285,000, $214,000, and $184,000, respectively.

NOTE 13 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

	December 31,
	2021	2020

	U.S. dollars in thousands
Accrued expenses	17,234	18,972
Employees and related liabilities	3,496	4,963
Government institutions	167	147
	20,896	24,082

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenue:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2021	16,380	1,963	18,343
Increases	94,640	851	95,491
Decreases (utilized)	(80,633)	(2,179)	(82,812)
Adjustments	(645)	334	(311)
As of December 31, 2021	29,742	969	30,711
	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2020	1,001	266	1,267
Increases	56,669	2,469	59,138
Decreases (utilized)	(40,656)	(772)	(41,428)
Adjustments	(634)	-	(634)
As of December 31, 2020	16,380	1,963	18,343

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2019	573	385	958
Increases	2,485	303	2,788
Decreases (utilized)	(2,057)	(72)	(2,129)
Adjustments	-	(350)	(350)
As of December 31, 2019	1,001	266	1,267

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

For each quarter for the period from January 1, 2021, to December 31, 2029, HCRM will receive royalties of 4% of the Company’s worldwide net revenues, subject to a $75 million cap per annum, as well as interest on the outstanding term loan to be computed as the 3-month LIBOR rate (“LIBOR”), subject to a 1.75% floor rate, plus 8.2% fixed rate, which was decreased to 6.7% starting April 1, 2021.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Credit Agreement contains certain customary affirmative and negative covenants, which were all met as of December 31, 2021. The Credit Agreement also contains a financial covenant requiring RedHill Inc. to maintain a minimum level of cash, as well as a covenant requiring it to maintain minimum net sales for the trailing four fiscal quarter periods, beginning with the fiscal quarter ending June 30, 2022. The minimum level of cash is relative to the amount borrowed under the term loan facility.

The Credit Agreement contains defined events of default, in certain cases subject to a grace period, following which the lenders may declare any outstanding principal and unpaid interest immediately due and payable.

As of December 31, 2021, the minimum level of cash, which relates to the term loans is $16 million. This amount is presented as restricted cash on the consolidated statement of financial position.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

C. Reconciliation of liabilities arising from financing activities:

				Non-cash changes
				U.S. dollars in thousands
	January 1, 2021	Proceeds from borrowings	Principal and interest payments	Addition during the year	Interest expense	Foreign exchange movement	December 31, 2021
Borrowing	$81,386		($9,701)		$11,935		$83,620
Payable in respect of intangible assets purchase	$24,746		($8,500)		$4,234		$20,480
Lease liabilities	$5,517		($2,107)	$385	355	42	$4,192

				Non-cash changes
	January 1, 2020	Proceeds from borrowings	Principal and interest payments	Addition during the year	Interest expense	Foreign exchange movement	December 31, 2020
Borrowing	-	$78,061	($6,246)		$9,571		$81,386
Payable in respect of intangible assets purchase	-			$22,288	$2,458		$24,746
Lease liabilities	$3,815		($1,802)	$2,930	$406	$168	$5,517

				Non-cash changes
	January 1, 2019	Proceeds from borrowings	Principal and interest payments	Addition during the year	Interest expense	Foreign exchange movement	December 31, 2019
Lease liabilities	$1,667		($1,047)	$2,805	$251	$139	$3,815

NOTE 16 - COMMITMENTS:

Agreements to purchase intellectual property and commercial products:

1)   On August 11, 2010, the Company entered into an agreement with a publicly-traded  Australian company in an asset purchase agreement to acquire intellectual property relating to three therapeutic candidates for the treatment of gastrointestinal conditions. Pursuant to the asset purchase agreement, as amended, the Company paid the Australian company an initial amount of $500,000 and undertook to pay future payments in the range of 7% - 20% from the Company’s revenues that may be generated from the sale and sublicense of the therapeutic candidates, less certain deductible amounts, as detailed in the agreement. Such potential payments are due until termination or

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

expiration of the last of the patents transferred to the Company pursuant to the agreement (each on a product-by-product basis).

Through December 31, 2021, the Company has paid the Australian company in total $1.5 million.

2)   On June 30, 2014, the Company entered into an agreement with a German company that granted the Company the exclusive worldwide (excluding China, Hong Kong, Taiwan, and Macao) development and commercialization rights to all indications to a therapeutic candidate. Under the terms of the agreement, the Company paid the German company an upfront payment of $1 million and agreed to pay the German company potential tiered royalties, less certain deductible amounts, as detailed in the agreement, ranging from mid-teens and up to 30%. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2021, the Company has paid the German company only the initial amount mentioned above.

3)   On March 30, 2015, the Company entered into an agreement with a U.S.-based private company that granted the Company the exclusive worldwide development and commercialization rights for all indications to a therapeutic candidate, and additional intellectual property rights, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, the Company undertook to pay the U.S. company an initial amount of $1.5 million and an additional amount of $2 million to be paid on a specific date. In addition, the Company undertook to pay up to $2 million in potential development milestone payments, and potential tiered royalties on revenues, less certain deductible amounts starting in the low double-digits, as detailed in the agreement. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2021, the Company paid the U.S. company a total of $3 million.

Following an amendment to the agreement from February 2018, during December 2018, the Company elected to convert the current payment of the remaining $0.5 million into increased future potential royalty payments. As of December 31, 2021, and December 31, 2020, the Company recognized an amount of $0.75 million, as a non-current liability with respect to the increase in potential royalty payments.

4)   On October 17, 2019, the Company entered into a strategic collaboration with Cosmo Pharmaceuticals N.V. (“Cosmo”), which includes an exclusive license agreement, as amended, for the U.S. rights to Aemcolo® and a simultaneous private investment by Cosmo.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

With respect to this agreement, the Company measured the commercialization rights based on their fair value (approximately $11.8 million, as of the date of the acquisition) with a corresponding credit to equity. See also note 11(b).

5)   Movantik® acquisition:

1. General

In connection with the agreements mentioned in note 1a(2), on April 1, 2020 (“Effective Date”), RedHill Inc. made an upfront payment of $52.5 million to AstraZeneca, and the AstraZeneca License Agreement, the Supply Agreement and the TSA became effective. Under the terms of the AstraZeneca License Agreement, as amended on July 14, 2020, RedHill Inc. agreed to pay a further non-contingent payment of $15.5 million in December 2021.

On March 11, 2021, RedHill Inc and AstraZeneca signed an amendment to the License Agreement, pursuant to which, the $15.5 million payment due in December 2021 was adjusted to gradual payments starting in March 2021 and ending in December 2022, totaling $16 million. The amendment is not considered a substantial modification of the terms and resulted in an adjustment of approximately $0.5 million in the carrying amount of the payable in respect of intangible assets purchase and a corresponding charge in the consolidated statements of comprehensive loss, under financial expenses.

RedHill Inc. will also assume responsibility for sales-based royalty, currently at a rate of 20%, as well as sales-based potential milestone payments that AstraZeneca is required to pay to Nektar Therapeutics (“Nektar”), the originator of Movantik®. The Company considers the likelihood of having to pay the milestone payments or increased royalties as negligible.

In addition, AstraZeneca transferred on the Effective Date to RedHill Inc. a co-commercialization agreement with Daiichi Sankyo, Inc. (“DSI”) for Movantik® in the U.S, according to which, RedHill Inc. would share costs and pay sales-based payments to DSI under that agreement. Effective July 1, 2020, RedHill Inc. and DSI replaced this agreement with a new royalty-bearing agreement. See note 16(6) below. On October 6, 2020, the parties amended the License Agreement to grant RedHill Inc. also the exclusive commercialization and development rights to Movantik® (naloxegol) in Israel.

Under its Supply Agreement with AstraZeneca used in connection with its commercialization of Movantik®, RedHill Inc. undertook an obligation for future purchase of API, bulk tables and finished goods. As of December 31, 2021, the total consideration for such purchase is approximately $22 million. RedHill Inc. expects to purchase the inventory, in the regular course of business, through 2025, as part of its ongoing commercialization of Movantik®.

On February 22, 2021, Aether Therapeutics Inc. (“Aether”), filed a complaint against RedHill Inc in the United States District Court for the District of Delaware ("Aether Litigation"). The complaint asserts that the Company's marketing of the Movantik® product infringes certain U.S. Patents held by Aether (the "Aether Patents"). Aether has asserted the Aether Patents against other entities previously involved in the marketing of Movantik®. The complaint requests customary remedies for patent infringement. Given the early stage of the Aether Litigation, the Company is unable to predict the likelihood of success of the claims of Aether or to quantify any risk of loss.

2. Accounting treatment

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The total acquisition consideration, including upfront payment, discounted present value of the deferred payment and directly attributable transaction costs amounted to approximately $65 million. Since all acquired assets are intended to generate revenues from sales of Movantik® and have a similar useful life, the Company attributed this consideration to a single intangible asset representing the acquired rights to Movantik®. The intangible asset shall be amortized commencing the Effective Date on a straight-line basis over its useful life, which was re-estimated at approximately 12.5 years from the Effective Date (see also note 11(a) with regards to change in estimation of the useful life).

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

Through September 30, 2020, AstraZeneca provided, among other services, Sales Order-To-Cash (SOTC) services. During this period, AstraZeneca remitted to RedHill Inc. the Sales Margin, as defined in the TSA, for the products sold and RedHill Inc. paid a fee of 4.5% of Net Revenues, as well as non-sales-based fees and out-of-pocket costs for the services rendered. During the SOTC period, the Company recognized revenues in the gross amount of consideration to which it expects to be entitled in exchange for the finished products transferred to the customers (the wholesalers). The fees and out-of-pocket costs were expensed as incurred. Starting October 1, 2020, AstraZeneca no longer provided the abovementioned services.

6)   As described in note 16 (5) above, as part of the Movantik® transaction, the Company undertook the pre-existing co-commercialization agreement with DSI, under which the Company and DSI share certain costs while paying DSI a significant share from its sales volume of Movantik®.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Effective July 1, 2020, RedHill Inc. and DSI replaced the co-commercialization agreement with a new royalty-bearing agreement, under which RedHill Inc. bears all responsibilities and costs for commercializing Movantik® in the U.S. During the term of this new agreement, RedHill Inc. will pay DSI a mid-teen royalty rate on net sales of Movantik® in the U.S. in addition to $5.1 million paid in January 2022 and $5 million to be paid in July of each of the years 2022 and 2023. Concurrently, the Company also entered into a security purchase agreement, under which DSI received 283,387 ADSs as a partial consideration in relation to Movantik®.

The Company recognized an intangible asset in the amount of approximately $12.5 million. This amount includes approximately $10.5 million for the present value of the above-mentioned payments, recognized against a corresponding financial liability and approximately $2 million for the ADSs issued to DSI.

The intangible asset recognized has similar estimated useful life as the intangible asset discussed in note 16 (5) above and are amortized on a straight-line basis over its useful life.

7)   As for an exclusive license agreement with Gaelan Medical Trade LLC for Talicia® in the United Arab Emirates (UAE) - see Note 28b.

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

2)   Tax rates

The net income of the Company is subject to the Israeli corporate tax rate. Israeli corporate tax rates is 23%.

b.   U.S. subsidiary:

The Company’s subsidiary is incorporated in the U.S. and is taxed under U.S. tax laws. The applicable corporate tax rate is 21%.

As a general rule, inter-company transactions between the Israel-resident Company and its U.S-resident subsidiary are subject to the reporting provisions of the Income Tax Regulations, section 85-A, 2006 of the Israeli Tax Ordinance of the Israeli Tax Ordinance.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c.   Carryforward losses:

As of December 31, 2021, the Company had net operating loss (“NOLs”) carried forward of approximately $265 million. Under Israeli tax laws, carryforward tax losses have no expiration date.

As of December 31, 2021, the U.S. subsidiary had a net operating loss carryforward of approximately $77 million, of which approximately $10 million expires in 2037, and approximately $67 million does not expire, but is limited to offset 80% of the net income in the year it is utilized.

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

d.   Deductible temporary differences:

The amount of cumulative deductible temporary differences, other than carryforward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the Statements of Financial Position as of December 31, 2021, and 2020, were $20 million and $12 million, respectively. These temporary differences have no expiration dates.

e.   Tax assessments:

The Company has not been assessed for tax purposes since its incorporation. The Company’s tax assessments for 2016 are therefore considered final.

NOTE 18 - SHARE CAPITAL:

a.  Composition:

Company share capital is composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31,
	2021	2020
	In thousands
Authorized ordinary shares	794,000	794,000
Authorized preferred shares (reserved)	6,000	6,000
Issued and paid ordinary shares	524,016	383,981

In May 2020, a general meeting of the Company’s shareholders approved the increase of the authorized share capital of the Company to 800,000,000 shares. Consisting of 794,000,000 Ordinary Shares, NIS 0.01 par value per share and 6,000,000 preferred shares, NIS 0.01 par value per share.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	During 2021, the Company issued 12,522,245 ADSs from underwritten offerings for gross proceeds of approximately $77 million. Net proceeds to the Company from the offerings, following underwriting commissions and other offering expenses, were approximately $72.7 million.
c.	In October 2021, the Company has entered into an agreement with Kukbo Co. Ltd. (“Kukbo”), a South Korean corporation, for the sale of the Company’s ADSs in a private placement of up to $10 million. Kukbo’s investment in the Company is to be made in two tranches, with the first tranche of $5 million paid in October 2021 and the second tranche of $5 million to follow within six months, subject to satisfaction of certain conditions. As part of the first tranche, RedHill has issued 827,586 ADSs at a purchase price of $6.04, which represented a 20% premium over the 30-day weighted average price of the ADSs on the Nasdaq. The $5 million consideration for the first tranche was attributed in full to equity, Likewise, the number of ADSs to be issued in the second tranche will be calculated based on a price per ADS representing a 20% premium over the 30-day weighted average at the closing. In addition, under the terms of the agreement, the Company has agreed to grant Kukbo a right of first offer, for a period of six months, for a license with respect to one or more of the Company’s late-stage clinical assets, Opaganib, RHB-107 (upamostat) and Talicia®, for one or more of the territories of South Korea, Japan, Indonesia, Vietnam, Thailand and Malaysia. Kukbo has the right to elect not to purchase the ADSs in the second tranche if no such license agreement is executed within six months of the closing of the first tranche. See also note 28(c).

d.    During 2021, the Company sold 87,624 ADSs under an “at-the-market” equity offering program (“ATM program”) at an average price of $9.03 per ADS. Net and gross proceeds to the Company were approximately $0.8 million. The sales are under the Company's sales agreements with SVB Leerink LLC and Cantor Fitzgerald & Co. Upon the terms and subject to the conditions and limitations in the sales agreements, the Company may elect from time to time, to offer and sell its ADSs having aggregate gross sales proceeds of up to $100 million through the ATM program, under which SVB Leerink LLC and Cantor Fitzgerald & Co act as the sales agents. During 2020, the Company sold 2,837,038 ADSs under an ATM program at an average price of $8.62 per ADS. Net proceeds to the Company, following issuance expenses of approximately $0.6 million, were approximately $23.8 million.

e.    During 2021 and 2020, the Company issued 565,998 ADSs and 8,156 ADSs for $4 million and $52,000, respectively, resulting from exercises of options that had been issued to employees, of the Company.

f.     In July 2020, as part of the transaction described in note 16 (6) above, the Company entered into a security purchase agreement with DSI and subsequently issued to DSI 283,387 ADSs for approximately $2 million.

g.   In October 2019, the Company, under the strategic collaboration discussed in note 16(4), issued 5,185,715 ADSs to Cosmo for proceeds in cash of $36.3 million and 1,714,286 ADSs to Cosmo Technologies Ltd, a wholly-owned subsidiary of Cosmo, as an upfront payment for the U.S commercialization rights of Aemcolo®.

NOTE 19 - SHARE-BASED PAYMENTS:

On May 30, 2010, a general meeting of shareholders approved the option plan of the Company (the “Option Plan”), after being approved by the BoD. In 2017 the Option Plan was amended and restated as the 2010 Award Plan (the “Award Plan”). As of December 31, 2021, the Award Plan allows the Company to allocate up to 59,206,448 options to purchase ordinary shares to employees, consultants,

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and directors and are reserved by the BoD for issuance under the Award Plan. The terms and conditions of the grants were determined by the BoD and are according to the Award Plan.

a.   The following is information on options granted in 2021:

	Number of options granted
	According to the Award Plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than to			ADS ($)	grant in U.S. dollars
Date of Grant	directors (1)	To directors (1)(2)	Total		in thousands (1)(2)(3)
March 2021	40,500	—	40,500	9.44	151
April 2021	2,036,440	—	2,036,440	7.08	8,274
May 2021	22,500	—	22,500	7.05	90
July 2021	17,000	310,341	327,341	6.9-7.08	1,377
August 2021	53,500		53,500	6.97-7.18	210
September 2021	12,000	—	12,000	4.56	31
November 2021	24,500	—	24,500	4.54	63
December 2021	17,000	—	17,000	2.65	26
	2,223,440	310,341	2,533,781		10,221

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

2)   The general meeting of the Company’s shareholders held on July 26, 2021 (the “July 2021 AGM”), subsequent to approval of the Company’s BoD, approved the grant of 310,341 options under the Company’s Award Plan, to directors and to the Company's Chief Executive Officer.

3)   The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company’s ADSs: $4.28 - $9.19, expected volatility: 64.05% - 66.65%, risk-free interest rate: 1.26% - 1.73% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates. the expected volatility assumption used in based on the historical volatility of the Company’s ordinary share.

4)	Exchange of options to purchase the Company’s ADSs:
a.	On April 26, 2021, the Company made an offer (the “Exchange Offer”) to eligible option holders (as defined in the offer), subject to specified conditions, to exchange some or all of their outstanding options to purchase ADSs (the “Exchanged Options”) for new options to purchase ADSs (the “New Options”). On May 26, 2021, concurrently with the expiration of the Exchange Offer, the Company granted New Options to purchase 2,805,281 ADSs of the Company, pursuant to the terms of the Exchange Offer and the Company’s Amended and Restated Award Plan (2010).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The New Options have lower exercise price per ADS than the Exchanged Options and subject to meeting certain performance conditions, specified in the Exchange Offer, may be further lowered. Other than the exercise price, each New Option has the same expiration date, vesting schedule and other terms as the Exchanged Options.

b.	The incremental compensation expense recognized by the Company has been measured as the excess of the fair value of each New Option granted, as of the date the New Options were granted, over the fair value of the Exchanged Options, measured immediately prior to the exchange. The total incremental value measured by the Company is approximately $3.5 million, of which $3.3 million was recognized as an expense for the year ended December 31, 2021. The remaining incremental value will be recognized over the remaining vesting period of the New Options.
c. The incremental compensation expense was computed using the binomial model and the underlying data used was mainly the following: exercise price of the Company's ADS: $4.3 - $7.0 expected volatility: 58.8% - 65.28%, risk-free interest rate: 0.01% - 2.31% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

b.    The following is information on options granted in 2020:

	Number of options granted

	According to the Award Plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than to			Ads	grant in U.S. dollars
Date of BoD	directors (1)	To directors (1) (2)	Total	($)	in thousands (3)
January 2020	95,000	—	95,000	6.60	243
February 2020	52,500	—	52,500	6.05	119
March 2020	285,000	—	285,000	4.87	683
May 2020	143,000	219,000	362,000	7.50	1,118
June 2020	767,500	—	767,500	7.72	2,671
July 2020	12,500	—	12,500	7.69	45
August 2020	55,500	—	55,500	8.72	264
November 2020	21,000	—	21,000	10.20	90
	1,432,000	219,000	1,651,000		5,233

1)	The options vesting terms are as described in note 19(a)(1) above.

2)   The general meeting of the Company’s shareholders held on May 4, 2020, subsequent to approval of the Company’s BoD, approved the grant of 219,000 options under the Company’s Award Plan, to directors and to the Company's Chief Executive Officer.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c.    Changes in the number of options in ADSs and weighted averages of exercise prices are as follows:

	Year Ended December 31,
	2021		2020
		Weighted		Weighted
		average of		average of
	Number of	exercise	Number of	exercise
	options	price ($)	options	price ($)
Outstanding at beginning of year	5,428,803	9.08	4,050,898	10.30
Exercised	(565,998)	7.08	(8,156)	6.38
Expired and forfeited	(575,095)	8.02	(264,939)	9.65
Granted	2,533,781	7.05	1,651,000	6.90
Outstanding at end of year	6,821,491	6.50	5,428,803	9.08
Exercisable at end of year	3,615,662	6.14	3,178,317	10.19

d.    The following is information about the exercise price and remaining useful life of outstanding options at year-end:

Year Ended December 31,
2021			2020
Number of			Number of
options		Weighted	options		Weighted
outstanding		average of	outstanding		average of
at end of	Exercise price	remaining	at end of	Exercise price	remaining
year	range	useful life	year	range	useful life
6,821,491	$2.65-$15.6	6.8	5,428,803	$5.6-$16.1	5.9

e.    Expenses recognized in profit or loss for the options are as follows:

Year Ended December 31,
2021	2020	2019
U.S. dollars in thousands
10,212	4,202	3,027

The remaining compensation expenses as of December 31, 2021, are $7.6 million and will be expensed in full by September 2025.

NOTE 20 - NET REVENUES:

	Year Ended December 31,
	2021	2020	2019
	U.S dollars in thousands
Movantik® revenues	76,767	59,356	—
Other products (1)	8,989	5,003	6,291
	85,757	64,359	6,291

1)	During 2019 $3.1 million were attributed to the promotional services, and $3.2 million, were attributed to commercialization of products. In 2020, the Company terminated the promotional agreements and recognized immaterial revenues from promotional services.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended December 31,
	2021	2020	2019

	U.S. dollars in thousands
Payroll and related expenses	839	636	623
Professional services	1,821	1,752	2,345
Share-based payments	1,910	883	671
Clinical and pre-clinical trials	23,905	12,569	12,840
Intellectual property development	349	298	317
Other	674	353	623
	29,498	16,491	17,419

NOTE 22 - SELLING AND MARKETING EXPENSES:

	Year Ended December 31,
	2021	2020	2019

	U.S. dollars in thousands
Payroll and related expenses	24,227	20,756	9,335
Share-based payments	2,570	1,464	941
Professional services	17,441	18,957	3,680
Samples	1,008	438	178
Travel, Fleet, meals and related expenses	7,305	5,729	2,193
Office-related expenses	1,285	957	789
Other	1,787	984	1,217
	55,623	49,285	18,333

NOTE 23 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31,
	2021	2020	2019

	U.S. dollars in thousands
Payroll and related expenses	11,974	11,159	4,903
Share-based payments	5,732	1,855	1,415
Professional services	11,040	9,132	3,479
Medical affairs	1,600	1,052	299
Office-related expenses	1,438	1,168	585
Other	581	1,009	800
	32,365	25,375	11,481

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - FINANCIAL EXPENSES (INCOME), net:

	Year Ended December 31,
	2021	2020	2019

	U.S dollars in thousands
Financial income:
Fair value gains on derivative financial instruments	—	—	344
Gains on financial assets at fair value through profit or loss	—	94	474
Gains from changes in exchange rates	—	—	74
Interest from bank deposits	51	176	443
	51	270	1,335
Financial expenses:
Interest and finance charges for lease liabilities	395	405	390
Loss from changes in exchange rates	28	9	—
Interest expenses related to borrowing and payable in respect of intangible assets purchase	16,172	12,045	—
Other	65	300	48
	16,660	12,759	438
Financial expenses (income), net	16,609	12,489	(897)

(

NOTE 25 - SEGMENT INFORMATION:

The Chief Executive Officer is the Company’s Chief Operating Decision Maker (“CODM”). The CODM allocates resources and assesses the Company’s performance based on the following segmentation: Commercial Operations and Research & Development. The Commercial Operations segment covers all areas relating to the commercial sales and is being performed by the Company’s U.S. subsidiary. The Research and Development segment includes all activities related of research and development and licensing of therapeutic candidates and is being performed by the Company.

Effective December 31, 2021, the Company changed its operating segments to reflect the manner in which the Company's CODM reviews and assesses performance. Accordingly, the Company reports on revenue and segment Adjusted EBITDA. Disclosures regarding the Company’s reportable segments for prior periods have been adjusted to conform to the current period presentation. The CODM does not review assets by operating segment. Adjusted EBITDA represents net loss before depreciation, amortization, and financial expenses (income), adjusted to exclude share-based compensation and the Aemcolo® intangible asset impairment. (See also note 11b).

a.   Segment information

1) Revenues - All revenues reported in these consolidated financial statements relate to the Commercial Operations segment and were generated in the U.S. (see also note 20).

2) Adjusted EBITDA by segment:

The following table presents segment profitability and a reconciliation to the consolidated net loss and comprehensive loss for the periods indicated:

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,
	2021	2020	2019
	U.S. dollars in thousands
Commercial Operations Segment Adjusted EBITDA	(15,527)	(27,236)	(15,913)
Research And Development Adjusted EBITDA	(37,247)	(23,501)	(23,048)
Financial expenses (income), net	16,609	12,489	(897)
Share-based compensation to employees and service providers	10,212	4,202	3,027
Depreciation	1,914	1,710	997
Amortization and impairment of intangible assets	16,235	7,035	216
Consolidated Comprehensive loss	(97,744)	(76,173)	(42,304)

b.   Major customers

The following table represent the percentages of total net revenues from the major customers:

	Year Ended December 31,
	2021	2020	2019
Customer A	32%	35%
Customer B	31%	28%
Customer C	32%	35%	10%
Customer D			45%
Customer E			18%

The Company’s revenues were entirely in the U.S. and the payment terms for all customers are 30 to 60 days.

c.   Segment assets

The Company’s non-current assets located in Israel as of December 31, 2021, amount to $7 million (mainly intangible assets- $5.6 million and right-of-use assets - $1.1 million). The remainder of the consolidated non-current assets as of December 31, 2021, amount to $84.9 million and are located in the U.S (consisting mainly of intangible assets- $66 million, restricted cash - $16 million and right-of-use assets - $2.5 million).

NOTE 26 - LOSS PER ORDINARY SHARE:

a.	Basic

The basic loss per share is calculated by dividing the loss by the weighted average number of ordinary shares in issue during the period.

The following is data taken into account in the computation of basic loss per share:

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,
	2021	2020	2019
Loss (U.S. dollars in thousands)	97,744	76,173	42,304
Weighted average number of ordinary shares outstanding during the period (in thousands)	465,273	364,276	296,922
Basic loss per share (U.S. dollars)	0.21	0.21	0.14

b.	Diluted

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

NOTE 27 - RELATED PARTIES:

a.    Key management in 2021 includes members of the Board of Directors, including the Company’s Chief Commercial Officer and Chief Executive Officer:

	Year Ended December 31,
	2021	2020	2019

	U.S. dollars in thousands
Key management compensation:
Salaries and other short-term employee benefits	1,668	1,526	876
Post-employment benefits	91	61	43
Share-based payments	1,611	661	468
Other long-term benefits	54	33	26

b.    Balances with related parties:

	December 31,
	2021	2020

	U.S. dollars in thousand
Current liabilities -
Credit balance in “accrued expenses and other current liabilities”	399	484

NOTE 28 - EVENTS SUBSEQUENT TO DECEMBER 31, 2021:

a.	On January 20, 2022, the Company's BoD approved a grant of 1,920,500 Restricted Stock Units (“RSUs”), each one equal to one ADS of the Company, to officers, employees, and consultants of the Company and of RedHill Inc. and 140,000 RSUs to the Company's directors and Chief Executive Officer (subject to an approval by the Annual General Meeting of the Company's shareholders), under the Company’s 2010 Award Plan. The estimated fair value of the RSUs as of the date of BoD approval date was $6 million.
b.	In October 2021, the Company entered into an exclusive license agreement (the “License Agreement”) with Gaelan Medical Trade LLC ("Gaelan") for Talicia® in the United Arab Emirates (UAE). Under the terms of the License Agreement, the Company will receive an upfront payment of $2 million. In addition, the Company is eligible for additional milestone payments as well as tiered royalties up to mid-teens on net sales of Talicia in the UAE. Gaelan will receive the exclusive rights to commercialize Talicia® in the UAE, as well as a right of first refusal to commercialize Talicia® in the Gulf Cooperation Council

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

region (Saudi Arabia, Kuwait, Qatar, Bahrain and Oman) for a pre-determined period. Gaelan shall be responsible for obtaining and maintaining regulatory approvals, as well as to conduct any and all required clinical and other studies. In addition, upon receipt of necessary regulatory approvals, Gaelan is to become “Medical Authorization Holder” in the UAE.

In connection with the License Agreement, the Company and Gaelan entered into a supply agreement, according to which, the Company will exclusively manufacture (by a third party CMO) and supply to Gaelan during the term of the agreement.

c.	In March 2022 The company entered into an exclusive license agreement with Kukbo for oral opaganib for the treatment of COVID-19, in South Korea. Under the terms of the license agreement, which follows the strategic investment by Kukbo noted in note in note 18(c) above, RedHill will receive an upfront payment of $1.5 million and is eligible for up to $5.6 million in milestone payments as well as low double-digit royalties on net sales of oral opaganib in South Korea. Kukbo will receive the exclusive rights to commercialize opaganib in South Korea for COVID-19.
d.	During February and March 2022, the Company sold 282,626 ADSs under the ATM program at an average price of $2.2 per ADS for aggregate net proceeds of approximately $0.6 million, net of an immaterial amount of issuance expenses.