Form 20-F
period 2022-12-31
RedHill Biopharma Ltd.
filed 2023-04-28
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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
Tel: 972-3-541-3131; Fax: 972-3-541-3144
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing four hundred Ordinary Shares (400)	RDHL	NASDAQ Global Market

Ordinary Shares, par value NIS 0.01 per share (2)	RDHL	NASDAQ Global Market

(1) Evidenced by American Depositary Receipts.

(2) Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,179,708,894 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒    No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer ,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes  ☐    No   ☒

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd., a limited liability company incorporated under the laws of the State of Israel, and its direct and indirect subsidiaries, including RedHill Biopharma Inc. (“RedHill U.S.”), a wholly-owned subsidiary incorporated in Delaware. The term “including” means “including but not limited to”, whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of April 21, 2023 ($1 = NIS 3.656). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

Unless otherwise indicated or the context requires, the term “therapeutic candidates” refers to investigational drug products that are still in development and have not been approved by the FDA or other relevant regulatory authority and the term “commercial products” means products approved by the Food and Drug Administration (“FDA”) that we commercialize or promote from time to time.

Effective March 23, 2023, we effected a ratio change of the American Depositary Shares (ADSs) to our ordinary shares from the previous ratio of one (1) ADS representing ten (10) ordinary shares to a new ratio of one (1) ADS representing four hundred (400) ordinary shares. The ratio change had the same effect as a one-for-forty reverse ADS split. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the going concern reference in our financial statements and our ability to obtain additional financing;
●	our reduced revenues, business size and scope, market share and opportunities in certain markets following the sale of our rights to Movantik®;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	the commercialization and market acceptance of our commercial products;

●	our ability to generate sufficient revenues from our commercial products, including obtaining commercial insurance and government reimbursement;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, and to complete the development of such therapeutic candidates and obtain approval for marketing by the Food and Drug Administration (“FDA”) or other regulatory authorities;
●	our reliance on third parties to satisfactorily conduct key portions of our commercial operations, including manufacturing and other supply chain functions, market analysis services, safety monitoring, regulatory reporting and sales data analysis and the risk that those third parties may not perform such functions satisfactorily;
●	our ability to maintain an appropriate sales and marketing infrastructure;
●	our ability to establish and maintain corporate collaborations;
●	that our current commercial products or commercial products that we may commercialize or promote in the future may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for those products;
●	our exposure to significant drug product liability claims;
●	the initiation and completion of any postmarketing studies or trials;
●	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and to maintain our own marketing and commercialization capabilities;
●	our estimates of the markets, their size, characteristics and their potential for our commercial products and therapeutic candidates and our ability to serve those markets;
●	the successful commercialization of products we in-license or acquire;
●	our inability to enforce claims relating to a breach of a representation and warranty by a counterparty;
●	the hiring and continued employment of executives, sales personnel, and contractors;
●	our receipt and timing of regulatory clarity and approvals for our commercial products and therapeutic candidates, and the timing of other regulatory filings and approvals;
●	the initiation, timing, progress, and results of our research, development, manufacturing, preclinical studies, clinical trials, and other commercial efforts and therapeutic candidate development, as well as the extent and number of additional studies that we may be required to conduct;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, including developing a commercial companion diagnostic for the detection of Mycobacterium avium paratuberculosis (“MAP”);
●	our reliance on third parties to conduct key portions of our clinical trials, including data management services and the risk that those third parties may not perform such functions satisfactorily;
●	our reliance on third parties to manufacture and supply our therapeutic candidates and their respective APIs with the requisite quality and manufacturing standards in sufficient quantities and within the required timeframes and at an acceptable cost;

●	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;
●	the interpretation of the properties and characteristics of our commercial products or therapeutic candidates and of the results obtained in research, preclinical studies or clinical trials;
●	the implementation of our business model, strategic plans for our business, commercial products, and therapeutic candidates;
●	the impact of other companies and technologies that compete with us within our industry;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our commercial products and therapeutic candidates, including from existing or future claims of infringement, and our ability to operate our business without infringing or violating the intellectual property rights of others;
●	parties from whom we license or acquire our intellectual property defaulting in their obligations toward us;
●	the failure by a licensor or a partner of ours to meet their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner;
●	our reliance on the actions of third parties, including sublicensors and their other sublicensees, to maintain our rights under our in-licenses which are sublicenses;
●	the effect of a potential occurrence of patients suffering serious adverse events using investigative drugs under our Expanded Access Program;
●	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats;
●	our ability to resolve the disputes regarding the alleged events of default under our term loan facility, if not resolved, could harm our financial condition which could materially adversely affect our financial performance;
●	our ability to maintain compliance with the Nasdaq’s listing standards;
●	the effects of the economic and business environment, including unforeseeable events and the changing market conditions caused by the COVID-19 global pandemic; and
●	the impact on our business of the political and security situation in Israel, the U.S. and other places in which we operate.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read the “Risk Factors” section included in “Item 3. Key Information – Risk Factors” in full.

●	Our financial statements include a going concern reference. We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms and/or fail to replace Movantik® with another commercial product on a timely basis, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.
●	Following our sale of our rights to Movantik®, our revenue, business’ size and scope, market share and opportunities in certain markets, or our ability to compete in certain markets and therapeutic categories is reduced.

Our ability to replace Movantik® with another commercial product, either internal or external, may not occur, and we may never achieve levels of revenue we have achieved through Movantik®.
●	Our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the desilting of the ADSs.
●	Certain obligations under the Credit Agreement (as amended) and the APA (as defined below) entered into with HCR Collateral Management, LLC (“HCRM”) and certain of its affiliates in connection with the sale of Movantik® in exchange for extinguishment of all debt obligations under the Credit Agreement are secured by a lien on Talicia® and Aemcolo®-related assets. As a result of this security interest, until extinguishment of such security interest, if we were to become insolvent the Talicia® and Aemcolo® assets would only be available to satisfy claims of our general creditors or to holders of our equity securities to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, if we lose these assets to a foreclosure, we will lose our remaining source of revenue following the sale of Movantik®, assuming we are not able to replace Movantik® with another commercial product. The existence of these security interests may also adversely affect our financial flexibility.
●	Our pursuit of treatments for SARS-CoV-2 (the virus that causes COVID-19) infection in patients entails a high level of uncertainty. We cannot assure you that either opaganib (ABC294640; Yeliva® )(“opaganib”) or RHB-107 will prove to be a safe and effective treatment for COVID-19, or will be approved for marketing or Emergency Use Authorization or be granted with Expanded Access clearance by the FDA or other regulatory authorities. In addition, we cannot assure that we will be able to complete the development of opaganib or RHB-107.
●	If we are successful in developing a COVID-19 therapeutic, we may need to devote significant resources to our manufacturing scale-up and large-scale deployment, including for use by the U.S. or other governments. If one of our COVID-19 therapeutic candidates is approved for marketing or for Emergency Use, we may also need to devote significant resources to further expand our U.S. and non-U.S. sales and marketing activities and increase or maintain personnel to accommodate sales in the U.S. and outside the U.S.
●	If we or our future development or commercialization partners are unable to obtain or maintain the FDA or other foreign regulatory clearance and approval for our commercial products or therapeutic candidates, we or our commercialization partners will be unable to commercialize our current commercial products, products we may commercialize or promote in the future or our therapeutic candidates, upon approval, if any.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before you decide to buy our securities. The risks and uncertainties described below in this Annual Report on Form 20-F for the year ended December 31, 2022, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

Our financial statements include a going concern reference.  We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms and/or fail to replace Movantik® with another commercial product on a timely basis, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During 2022, our net cash used in operating activities was $29.2 million leaving a cash balance of $36.1 million, including $16.0 million of restricted cash under the Credit Agreement, for which HCRM has exercised control rights and to which we do not currently have access, as of December 31, 2022. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. Our operational costs include the payment of substantially all pre-closing liabilities relating to Movantik, which our subsidiary, RedHill U.S., retained under our agreement with HCRM for the extinguishment of all our debt obligations under the Credit Agreement in exchange for the transfer of our rights in Movantik® to an affiliate of HCRM. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Term Loan Facility”. The  consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms, we may need to cease operations. There are no assurances that we will be able to raise significant additional capital on terms favorable to us or at all, particularly given the current difficult conditions in the capital markets and very low market capitalization which makes it more difficult to raise significant amounts of capital. In addition, following the sale of our rights to Movantik®, we have lost our primary revenue source and our ability to operate as a financially viable commercial business has been significantly more difficult. See “ - Following our sale of our rights to Movantik®, our revenue, business’ size and scope, market share and opportunities in certain markets, or our ability to compete in certain markets and therapeutic categories is reduced”.  If we are unsuccessful in achieving sufficient commercial sales of our products, including replacing Movantik® with another commercial product on a timely basis, or in raising sufficient capital, we will need to reduce activities and curtail or cease operations.

Following our sale of our rights to Movantik®, our revenue, business’ size and scope, market share and opportunities in certain markets, or our ability to compete in certain markets and therapeutic categories is reduced. Our ability to replace Movantik® with another commercial product, either internal or external, may not occur, and we may never achieve levels of revenue we have achieved through Movantik®, which could have a material adverse effect on our ability to operate as a going concern.

Following the consummation of our sale of our rights to Movantik®, our revenue generated from Movantik® sales has been eliminated and our business size and scope, market share and opportunities in certain markets, or our ability to compete in certain markets and therapeutic categories have been substantially reduced. Our ability to realize any value from Movantik® beyond its price in an asset sale was permanently lost. Additionally, following the sale of our rights to Movantik®, we have lost our primary revenue source and our ability to operate as a financially viable commercial business has been significantly more difficult. We are working to replace Movantik® with another commercial product, either internal or external, but this may not occur, and we may never achieve levels of revenue we have achieved through Movantik®. We also lost economies of scale in our commercial operations that we were able to benefit from by having Movantik® as a core commercial product. If we are not able to replace Movantik® with another commercial product on a timely basis, this could have a material adverse effect on our ability to continue to operate as a going concern. In addition, in the event we are not able to replace Movantik® with another commercial product on a timely basis or are otherwise unable to achieve levels of revenue we have achieved through Movantik®, we may need to downsize our commercial operations, which could cause us to incur additional costs and expenses, including severance expenses, and make it more difficult to sell commercial products in the future. See “Item 6. Directors, Senior Management and Employees – B. Compensation – Change in Control Retention Plan and Agreements; Severance Arrangements.”

Certain obligations under the Credit Agreement (as amended), the APA (as defined below) and escrow agreement entered into with HCR Collateral Management, LLC (“HCRM”) and certain of its affiliates in connection with the sale of Movantik® in exchange for extinguishment of all debt obligations under the Credit Agreement are secured by a lien on Talicia® and Aemcolo®-related assets. As a result of this security interest, until extinguishment of such security interest, if we were to breach our obligations under any of these agreements or become insolvent, the Talicia® and Aemcolo® assets would only be available to satisfy claims of our general creditors or to holders of our equity securities to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, if we lose these assets to a foreclosure, we will lose our remaining source of revenue following the sale of Movantik®, assuming we are not able to replace Movantik® with another commercial product. The existence of these security interests may also adversely affect our financial flexibility.

Certain obligations under the APA (as defined below), Credit Agreement (as amended) and escrow agreement entered into with HCRM and certain of its affiliates in connection with the sale of Movantik® in exchange for extinguishment of obligations under the Credit Agreement are secured by a lien on Talicia® and Aemcolo®-related assets. See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM”. These obligations include the settling of substantially all pre-closing liabilities relating to Movantik as of the closing date of the transaction, which were estimated at approximately $51 million. To fulfill this obligation, an escrow account was established, utilizing the remaining accounts receivable related to Movantik that totals around $32 million, in addition to $5.3 million of restricted cash, and other available resources as required. These obligations also include the obligation of RedHill U.S. under the escrow agreement to deposit all cash received from accounts receivable related to Movantik® accrued as of the closing of the APA into the escrow account within a certain period of time in order to pay certain scheduled pre-closing liabilities related to Movantik®.

Accordingly, if an event of default were to occur under the APA, Credit Agreement (as amended) or the escrow agreement, HCRM could foreclose on its security interest and liquidate some or all of the Talicia® and Aemcolo® assets and would have a prior right to these assets, to the exclusion of our general creditors in the event of our bankruptcy, insolvency, liquidation or reorganization. In that event, these assets would first be used to repay in full all indebtedness and other obligations secured by such assets, resulting in a substantial portion of our assets being unavailable to satisfy the claims of our unsecured indebtedness. Only after satisfying the claims of our unsecured creditors would any amount be available for our equity holders. If we were to lose these assets to a foreclosure, we will lose our remaining source of revenue following the sale of Movantik®, assuming we are not able to replace Movantik® with another commercial product, in which case the loss of these assets could have a material adverse effect on our ability to continue to operate as a going concern.   The pledge of these assets may also limit our flexibility in raising capital for other purposes.

We are required under the Escrow Agreement to deposit all cash received from accounts receivable related to Movantik® accrued as of the closing of the APA into an escrow account to pay certain scheduled pre-closing liabilities related to Movantik®.  If we are required to make these payments earlier than currently paid or anticipated this could have a material adverse effect on our cash flow and on our ability to operate as a going concern.

The escrow agreement executed with HCRM requires RedHill U.S. to deposit all cash received from accounts receivable related to Movantik® accrued as of the closing of the APA into the escrow account within a certain period of time in order to pay certain scheduled pre-closing liabilities related to Movantik®. These pre-closing liabilities include payments to third party suppliers. If we are required to make these payments earlier than currently paid or earlier than currently anticipated this could have a material adverse effect on our cash flow and on our ability to operate as a going concern.

We may never have access to the cash held in an escrow account established in connection with the sale of Movantik® to an affiliate of HCR, which jeopardizes our ability to finance our day-to-day operations.

In connection with the sale of our rights in Movantik®  to an affiliate of HCR, the $16 million that was held as restricted cash under the Credit Agreement was deposited into an escrow account to pay pre-closing liabilities related to Movantik®  that have been retained by RedHill U.S. under the terms of the APA (as defined below), and all cash received from accounts receivable related to Movantik® accrued as of the closing of the asset purchase agreement are also to be deposited into the escrow account.  See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM – Escrow Agreement.” We are not currently able to access or otherwise use any of the cash in the escrow account until amounts are released pursuant to the terms of the escrow agreement.  In addition, we may never have access to the cash in the escrow account if all of it is used to resolve pre-closing liabilities related to Movantik®. The possible lack of future access to the cash in the escrow account jeopardizes our ability to finance our day-to-day operations.

Our current working capital is not sufficient to commercialize our current commercial products or to complete the research and development with respect to any or all of our therapeutic candidates. We will need to raise significant additional capital to achieve our strategic objectives and to execute our business plans. Our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund the commercialization of our current commercial products, therapeutic candidates, or the products we may commercialize or promote in the future, attract development or commercial partners or retain key personnel, and to fund operations and develop our therapeutic candidates.

As of December 31, 2022, we had cash, cash equivalents, short-term investments and restricted cash of approximately $36.1 million, and as of December 31, 2021, we had cash, cash equivalents and short-term investments of approximately $54.2 million. Our restricted cash as of December 31, 2022, was $16 million as required by our credit agreement with HCRM. Following the sale of our rights to Movantik®  under our asset purchase agreement with HCR, the restricted cash was deposited into an escrow account to pay pre-closing liabilities related to Movantik®  that have been retained by RedHill U.S. under the terms of the asset purchase agreement, and all cash received from accounts receivable related to Movantik® accrued as of the closing of the asset purchase agreement are also to be deposited into the escrow account. See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM.” We have funded our operations primarily through public and private offerings of our securities, through strategic investments and our credit agreement with HCRM. We will need to raise significant additional capital to achieve our strategic objectives of commercializing our current commercial products and other products that we may commercialize or promote in the future and acquiring, in-licensing and developing therapeutic candidates. We plan to fund our future operations through commercialization of Talicia® and Aemcolo®, out-licensing of our therapeutic candidates and commercialization of in-licensed or acquired products, and we will also need to raise significant additional capital through equity or debt financing or non-dilutive financing, including government grants. We are not yet certain of the financial impact of our commercialization activities, and the amounts we raise may not be sufficient to complete the research and development of all of our therapeutic candidates.

Our business is not yet profitable. As we plan to continue expending funds to commercialize Talicia® and Aemcolo®, out-license Talicia® and our therapeutic candidates and acquire additional products and therapeutic candidates and expand our efforts in research and development, we will need to raise significant additional capital in the future through equity or debt financing, non-dilutive financing or pursuant to development or commercialization agreements with third parties with respect to particular therapeutic candidates and commercial products approved for sale in the U.S. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated.

We may have difficulty raising needed capital or securing development or commercialization partners in the future as a result of, among other factors, present and future market conditions, the very low market capitalization of our company which makes it more difficult to make large capital raises, unsuccessful commercialization of Talicia® or Aemcolo® or products that we may commercialize or promote in the future, as well as the inherent business risks associated with our Company, our current commercial products, products that we may commercialize or promote in the future and our therapeutic candidates. In addition, our ability to raise capital would be adversely affected if we are not able to maintain compliance with Nasdaq’s continued listing requirements. Any financing may also involve significant dilution to our shareholders. We have completed financings in the past which resulted in significant dilution to our shareholders, and we may complete additional financings in the future with similar dilutive effects to our shareholders. To the extent we are able to generate meaningful revenues from our current and future commercial products, we may still need to raise capital because the revenues from our current and future commercial products may not be sufficient to cover all of our operating expenses and may not be sufficient to cover our commercial operations expenses. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. The healthcare industry has faced a challenging market during 2022 and may continue to cause difficulties for healthcare companies to raise capital in the future. If we are unable to obtain sufficient future financing, we will need to reduce activities and curtail or cease operations.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2022. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures are designed to prevent fraud. Our management is required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis and our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to a lack of sufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements, resulting in a failure to maintain an effective control environment and a failure of segregation of duties, and also concluded that our disclosure controls and procedures were not effective as of December 31, 2022 due to material weaknesses in our internal control over financial reporting, all as described in Item 15, “Controls and Procedures” of this annual report. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented, or detected on a timely basis.

While management has continued the process of remediating the material weaknesses, as described in Item 15, “Controls and Procedures,” if significant deficiencies or other material weaknesses are identified in our internal control over financial reporting that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements and the trading price of our shares and ability to obtain any necessary equity or debt financing could suffer. The material weaknesses will not be considered remediated until we have completed implementing the necessary controls and applicable.

We have made, and will continue to make, changes in these and other areas. In any event, the process of determining whether our existing internal controls are compliant with Section 404 and sufficiently effective will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion. Irrespective of compliance with Section 404, any additional failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Furthermore, if we are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or stock exchanges, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business, the price of the ADSs and our ability to access the capital markets.

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

We plan to further fund our future operations through commercialization and out-licensing of our therapeutic candidates, commercialization of in-licensed or acquired products and raising significant additional capital through equity or debt financing or through non-dilutive financing, including government grants. Our current cash resources are not sufficient to complete the research and development of all of our therapeutic candidates and to fully support our commercial operations until generation of sustainable positive cash flows. We expect that we will incur additional losses as we continue to focus our resources on advancing the development of our therapeutic candidates, as well as advancing our commercial operations, based on a prioritized plan that may result in negative cash flows from operating activities.

Most of our therapeutic candidates are in late-stage clinical development. All of our therapeutic candidates will likely require successful additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales of them, if at all. We have incurred losses since inception, principally as a result of research and development, selling, marketing, and business development, and general and administrative expenses in support of our operations. We experienced net losses of approximately $71.7 million in 2022, $97.7 million in 2021, and $76.2 million in 2020. As of December 31, 2022, we had an accumulated deficit of approximately $433.9 million. Our ability to generate sufficient revenues to sustain our business operations in accordance with our plan and to achieve profitability depends mainly upon our ability, alone and/or with others, to successfully commercialize or promote our current commercial products and products that we may acquire or for which we may acquire commercialization rights in the future, develop our therapeutic candidates, obtain the required regulatory approvals in various territories. We may be unable to achieve any or all of these goals with regard to our current commercial products, our therapeutic candidates or products we may commercialize or promote in the future. As a result, we may never achieve sufficient revenues to sustain our business operations in accordance with our plan or be profitable.

Our capital requirements are subject to numerous risks.

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

●	the amount and frequency of any milestone or royalty payments for which we are responsible.
●	the ability and interest of investors to invest in our products.

Our limited operating history, which was loss-generating, makes it difficult to evaluate our business and prospects.

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

We may not successfully continue the commercialization of Talicia® or Aemcolo®.

We may not successfully continue the commercialization of Talicia® or Aemcolo® and our products may not be, or continue to be, commercially successful for various reasons, including but not limited to:

●	difficulty in large-scale manufacturing, including yield and quality, and in shipping product internationally;
●	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to products, prevalence, and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;
●	changes to the underlying dynamics of the markets for these products;

●	infringement on proprietary rights of others for which we or third parties involved in the development or commercialization of our products or potential future therapeutic candidates have not received licenses;
●	incompatibility with other marketed products;
●	other potential advantages of alternative treatment methods and competitive forces or advancements that may make it more difficult for us to penetrate a particular market segment, if at all;
●	ineffective marketing, sales, and distribution activities and support;
●	lack of significant competitive advantages over other products on the market;
●	lack of cost-effectiveness or unfavorable pricing compared to other alternatives available on the market;
●	pressure from commercial payors and government agencies on gross to net margins;
●	inability to generate sufficient revenues to sustain our business operations in accordance with our plan from the sale or marketing of a product;
●	changes to product labels, indications or other relevant information that may trigger additional regulatory requirements that may have a direct or indirect impact on the commercialization of our products;
●	our inability or unwillingness, for cost or other reasons, to commercialize Talicia® and Aemcolo® to the extent any are approved for commercialization at the time of any such collaboration issues;
●	timing of market introduction of competitive products, including from generic competitors; and
●	changes in any laws, regulations, or other relevant policies related to drug pricing or other marketing conditions and requirements that may directly or indirectly limit, restrict, or otherwise negatively impact our ability or success in marketing or commercializing.

Physicians, various other healthcare providers, patients, payors or the medical community, in general, may be unwilling to accept, utilize or recommend Talicia® or Aemcolo®. If we are unable, either on our own or through third parties, to manufacture, commercialize or market Talicia®, or to commercialize or market Aemcolo®, we may not achieve or continue to achieve market acceptance or generate meaningful revenues from Talicia® and Aemcolo®. In addition, in order to support our growing development product portfolio, we will need to achieve revenues from sales of Talicia® consistent with our business expectations, which may prove more difficult than currently expected. Our reputation, business, financial condition and results of operations may be materially adversely affected by any failure to meet such expectations.

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

We may also have difficulty in integrating into our existing U.S. operations sales and other commercial personnel or contractors that we may hire or engage to support the commercialization of Talicia® and Aemcolo®. Sales personnel or contractors' productivity may decrease as we hire new, less experienced sales personnel or contractors who are not yet familiar with our commercial products. In addition, we may be exposed to greater regulatory and compliance risks with our expanded sales force and activities.

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

The timelines and milestones initially set for the contemplated postmarketing Aemcolo® studies, in relevant part, required that we complete the study in children from 6 to 11 years of age by June 2022 and the study in children from 12 to 17 years of age by December 2022, with submission of the final study reports by December 2022 and 2023, respectively. Due to the impact of COVID-19 and travel restrictions, we submitted a proposal to the FDA and received approval to extend the deadlines for study completion to January 2025 for each of the studies and to extend the corresponding final report submission deadlines to December 2025. Upon completion of the Aemcolo® studies, if achieved, we will submit the required reports containing the safety and efficacy results of each study as supplements to the approved NDA for Aemcolo®, along with the proposed labeling changes (incorporating the relevant dosage and administration information for the studied pediatric populations) that we believe to be warranted based on the data derived from such studies. We cannot be certain that the safety and efficacy results of the pediatric postmarketing studies for Aemcolo® will be favorable, and it is possible that such study results could ultimately cause the FDA to require certain pediatric-specific labeling for Aemcolo® that may negatively affect its reputation, competitive advantages, and/or profitability.

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

In addition, our reliance upon our partners in connection with commercial activities subjects us to a number of additional risks, including but not limited to, the following:

●	we do not generally control our partners’ communications with the FDA or other foreign regulatory authorities, and the FDA or other foreign regulatory authorities may determine not to approve or elect to withdraw the products from the market due to various factors including any action or inaction taken by our partners (see “Item 3. Key Information – Our current commercial products or products which we may commercialize or promote in the future may be subject to recalls or market withdrawal that could have an adverse effect on our reputation, business, financial condition or results of operations.”);
●	in many instances, we rely on our partners to take enforcement action to protect the IP and regulatory protections, if any, of some of our commercial products. Their failure to diligently protect these products could materially affect our commercial success;
●	we rely on our partners to be responsible for the manufacture of some of our current commercial products, including through third-party manufacturers with the requisite quality and manufacturing standards as required under applicable laws and regulations, and we also rely on those same partners to supply their respective products and APIs, which may result in us having those respective products and APIs in insufficient quantities or not delivered in as timely a manner as is necessary to achieve adequate or successful promotion and sale of their respective products;
●	our partners relating to our commercial products may significantly create or change reimbursement agreements or increase or decrease the price of their respective products to a level that could adversely affect our sales or revenues;
●	our partners may make decisions related to the product and take critical actions to support the product, including with respect to promotion, sales and marketing, medical affairs and pharmacovigilance, and any action or inaction taken by those same partners may adversely affect the sales of their respective commercial products;
●	our partners may terminate their agreements with us after an agreed-upon period for reasons set forth in those same partners’ respective agreements with us;
●	our partners for future commercial products may change or create new agreements with wholesalers, Pharmacy Benefit Managers or other important stakeholders, which may significantly impact our ability to achieve commercial success, or they may fail to negotiate reimbursement agreements with payors which could also negatively affect our commercial success;
●	our partners may change the price of their respective commercial products to a level that could adversely affect our sales or revenues; and
●	our partners may not be successful in maintaining or expanding reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators, which may adversely affect the sales of their respective products

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

Part of our strategy is to identify and acquire rights to products that have been cleared or approved for marketing in the U.S. or elsewhere, and in particular, those with a therapeutic focus on GI and infectious diseases or with therapeutic activities which are overlapping or complementary to our existing commercial activities. Management has evaluated, and expects to continue to evaluate, a wide array of potential strategic acquisitions. From time to time, management may engage in discussions regarding potential acquisitions or licensing of rights to certain products that management believes are important to our business. Any one of these transactions could have a material effect on our reputation, business financial condition or results of operations. In connection with these acquisitions or licensing transactions, we may:

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

If we are unable to successfully continue the commercialization of Talicia®, our business and results of operations will suffer.

In recent years, we have undertaken efforts to expand our product portfolio, including the acquisition of certain rights to promote Movantik® and the launch of Talicia®, as a result of which our commercial portfolio is significantly larger than it was previously. A significant portion of the revenues generated in the twelve-month period ended December 31, 2022, was attributable to revenues from Movantik®, and we expect our future success will significantly depend upon our ability to successfully commercialize Talicia®. In addition, there can be no guarantee that we will be able to establish our own manufacturing capabilities, including through third parties, in order to continue the successful commercialization of Talicia®. Our success depends on obtaining reimbursement to patients for our products and there is no guarantee we will be able to secure commercial or government coverage for any of our products. There is significant pressure within the U.S. healthcare reimbursement system to reduce costs of prescription drugs which could adversely affect us. In order to support our growing development product portfolio, we will need to achieve revenues from sales of Talicia® consistent with our business expectations, which may prove more difficult than currently expected. Our reputation, business, financial condition and results of operations may be materially adversely affected by any failure to meet such expectations.

Maintaining and potentially expanding our commercial infrastructure in the U.S., and potentially expanding to outside the U.S., is a significant undertaking that requires substantial financial and managerial resources, and we may encounter setbacks or may not be successful in our efforts.

Maintaining and potentially expanding the necessary commercial capabilities is competitive and time-consuming, and the commercialization of Talicia® and Aemcolo® requires a significant expenditure of operating, financial and management resources. Even with those investments, we may not be able to effectively commercialize our current commercial products, or we may incur more expenditures than anticipated in order to maximize our sales. We cannot guarantee that we will be able to maintain or expand our sales, marketing, distribution, and market access capabilities and enter into and maintain any agreements necessary for commercialization with payors and third-party providers on acceptable terms, if at all. If we are unable to maintain or expand such capabilities, either on our own or by entering into agreements with others, or are unable to do so in an efficient manner or on a timely basis, we will not be able to maximize the commercialization of our current commercial products or products that we may commercialize or promote in the future, which would adversely affect our reputation, business, financial condition or results of operations.

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

We have a limited history of independently commercializing products that we developed and for which we obtained regulatory approval, such as Talicia®, and a limited history of commercializing products in the U.S. Due to our limited experience, we may have difficulty commercializing current commercial products, including Talicia® and Aemcolo®, or promoting or commercializing any products for which we may obtain FDA approval or to which we may acquire commercialization or promotion rights in the future.

Compared to competitors in the industry, we have relatively limited experience marketing and selling products in the U.S. In particular, we have limited experience in commercializing products that we developed and for which we obtained regulatory approval, such as Talicia®, which may materially increase our marketing and sales expenses or cause us to be ineffective in these efforts. Talicia® is the first product that we are commercializing that we developed and for which we obtained regulatory approval. In connection with our sale of Movantik®, RedHill U.S. agreed to provide transition services relating the commercialization of Movantik®, including financial services, regulatory services, pharmacovigilance services, medical information services, quality assurance services, commercial services, project management services, contract transfer services and supply chain services.

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

Market uncertainty make it difficult for us to accurately forecast future commercial product demand. We will be setting target levels for the manufacture of our commercial products in advance of purchases based upon our forecasts of commercial product sales.

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

We do not currently own or operate manufacturing facilities. We rely on, and expect to continue to rely on, third parties to manufacture commercial quantities of our current commercial products and products that we may commercialize or promote in the future and clinical quantities of our therapeutic candidates. We rely on the manufacturer of Talicia® to provide sufficient quantities of Talicia® in the required timeframe. We rely on Cosmo to provide sufficient quantities of Aemcolo® in the required timeframe. We rely on various third parties to satisfy our supply requirements and there is no guarantee they will be able to do so successfully or in a timely manner. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our therapeutic candidates and any products that we may commercialize or promote may adversely affect our future operations and our ability to commercialize our current commercial products and any products that we may commercialize or promote on a timely and competitive basis, and to develop therapeutic candidates.

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

Reliance on third-party manufacturers entails risks, including, but not limited to:

●	manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our current or future commercial products, including Talicia® and Aemcolo®, or any future therapeutic candidates, if approved, or otherwise do not satisfactorily perform according to the terms of their agreements with us;
●	the possible termination or nonrenewal of manufacturing agreements by the third-party manufacturers at a time that is costly or inconvenient for us;
●	the possible breach of manufacturing agreements by third-party manufacturers;
●	delays in obtaining regulatory approval for any future therapeutic candidates, if our third-party manufacturers fail to satisfy FDA inspection requirements in connection with pre-approval inspections or otherwise fail to comply with regulatory requirements; and
●	product loss or serious adverse events due to contamination, equipment failure, or improper installation or operation of equipment or operator error.

If we are unable to establish collaborations for our therapeutic candidates or products we may commercialize or promote, or otherwise not be able to raise substantial additional capital, we will likely need to alter or abandon our development and commercialization plans.

Our drug development programs and the potential commercialization of our approved products or our therapeutic candidates and products that we may commercialize or promote in the future will require additional cash to fund expenses. As such, our strategy includes either selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering the development or potential commercialization of our approved products and therapeutic candidates, if approved, promoting or commercializing products, in whole or in part, in some or all jurisdictions or through our own commercialization capabilities, such as our commercial partnership with Gaelan Medical. With respect to potential new third-party partners for the development or commercialization of our approved products and therapeutic candidates, if approved, and development or commercialization of products that we may commercialize or promote in the future, we may not be successful in entering into collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development, commercialization or promotion agreements or otherwise raise substantial additional capital to secure our own commercialization capabilities, we may have to limit the size or scope of our activities or we may have to delay or terminate one or more of our development or commercialization programs. Any failure to enter into development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidates or products we may commercialize or promote or failure to develop, market and commercialize such commercial products or therapeutic candidates or products we may commercialize or promote independently may have an adverse effect on our reputation, business, financial condition or results of operations.

We may depend on our ability to identify, consummate and integrate in-licenses or acquire additional therapeutic candidates to achieve commercial success, including products approved or cleared for marketing in the U.S. or elsewhere.

Talicia®, Aemcolo® and our five clinical-stage development therapeutic candidates were all acquired or licensed by us from third parties and we may in the future pursue in-licenses or acquisitions of additional therapeutic candidates or products and seek to integrate them into our operations as well. We evaluate internally and with external consultants each therapeutic candidate we in-license or acquire. However, there can be no assurance as to our ability to accurately or consistently identify therapeutic candidates or products that have been approved or cleared for marketing in the U.S. or elsewhere that are likely to achieve commercial success. In addition, even if we identify additional therapeutic candidates or products that have been approved or cleared for marketing in the U.S. or elsewhere that are likely to achieve commercial success, there can be no assurance as to our ability to in-license or acquire such therapeutic candidates or products under favorable terms or at all. In-licenses and acquisitions of therapeutic candidates and products involve risks that could adversely affect our future results of operations.

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

We acquired our rights to Talicia® and two of our other therapeutic candidates, RHB-104, and RHB-106, from a third party pursuant to an asset purchase agreement. In addition, we in-licensed our rights to three other therapeutic candidates, RHB-102 (Bekinda®), opaganib, and RHB-107 (upamostat), pursuant to license agreements in which we received exclusive perpetual licenses to certain patent rights and know-how related to these therapeutic candidates. We have also obtained the exclusive U.S. rights to commercialize Aemcolo® pursuant to a license agreement. These agreements require us to make payments and satisfy various performance obligations in order to maintain our rights and licenses with respect to these marketed products and therapeutic candidates. If we or our collaborators do not meet our or their respective obligations under these or future agreements, or if other events occur that are not within our control, such as the bankruptcy of a licensor, we could lose the rights to commercialize our current and future commercial products or to our therapeutic candidates, experience delays in developing our therapeutic candidates or incur additional costs.

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

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned clinical trials or the commercialization of our current commercial products and therapeutic candidates, if approved, and any product we may commercialize or promote in the future, or otherwise affect our ability to manage our company effectively and to carry out our business plan. These key personnel are Dror Ben-Asher, our Chief Executive Officer, Reza Fathi, Ph.D., our Senior Vice President for Research and Development, Gilead Raday, our Chief Operating Officer, Adi Frish, our Chief Corporate and Business Development Officer, Guy Goldberg, our Chief Business Officer, Micha Ben Chorin, our Chief Financial Officer, Rick D. Scruggs, our President, RedHill Biopharma Inc. & Chief Commercial Officer, Dr. Mark Levitt, our Chief Scientific Officer and Rob Jackson, our Senior VP, Sales & Marketing. We do not maintain key-man life insurance. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

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

We operate our business in multiple international jurisdictions. Such operations could be materially affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, changes in data privacy laws, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our current commercial products and products we may commercialize or promote, or our therapeutic candidates, as well as by political unrest, unstable governments and legal systems, and inter-governmental disputes. For example, though we have an exclusive license agreement with Gaelan Medical for Talicia® in the UAE and an exclusive license agreement with Kukbo for opaganib in South Korea (see “Item 3. Key Information – D. Risk Factors – “We face risks associated with our lawsuit against Kukbo. Regardless of if we prevail in the lawsuit against Kukbo, we may not receive the payments due to us under certain of our license agreements”). we may not be able to obtain regulatory approval in the UAE or South Korea, may experience a termination of the agreement, or may be unable to sell the product or sell the product in sufficient quantities to generate meaningful revenues. In addition, we are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics (as described above), trade disputes and other international events. In the UAE, for example, threats to the stability of the Abraham Accords between the UAE, the U.S. and Israel may disrupt our ability to supply Talicia® to our first non-U.S. territory. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, the current armed conflict in Ukraine and the subsequent economic sanctions imposed by some countries on Russia and certain territories in Ukraine may negatively impact the supply chain for our commercial products, our R&D activities and our business development activities.

We face risks associated with our lawsuit against Kukbo. Even if we prevail in the lawsuit against Kukbo, we may need to enforce the judgment in South Korea if Kukbo does not promptly pay the judgment.

On September 2, 2022, we filed a lawsuit against Kukbo Co. Ltd. (“Kukbo”) in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under the Subscription Agreement, dated October 25, 2021, in exchange for the ADSs we were to issue to Kukbo, and in delivering to us the further payment of $1.5 million due under the Exclusive License Agreement, dated March 14, 2022. Kukbo thereafter filed counterclaims alleging breach of contract, misrepresentation, and the breach of the duty of good faith and failure dealing. Due to the uncertainties of litigation, we can give no assurance that we will prevail, or that we will be able to collect some or all of the damages awarded to us in the event of a favorable outcome. If we do not prevail in the lawsuit against Kukbo and receive the payments due to us under the Subscription Agreement and Exclusive License Agreement, we may not receive any of the $6.5 million owed to us. The lawsuit against Kukbo may additionally divert management’s attention and resources in preparing for litigation and defending our claim, result in disruptions to our business, and require us to pay legal fees, damages, or associated expenses, all of which could adversely affect our ability to conduct our business.

Risks Related to Regulatory Matters

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

Aemcolo® was approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults, and Talicia® was approved for marketing in the U.S. for the treatment of H. pylori infection in adults in November 2019. Under our license agreement with Gaelan Medical, Gaelan Medical submitted Talicia® to the regulatory authorities in the UAE for approval, such approval has not yet been obtained. However, future regulatory developments may lead to a loss of the right to commercialize Talicia® or Aemcolo® or any product we may commercialize or promote in the future.

We currently have five therapeutic candidates in development, most of which are in late-clinical stage development, and for which we currently intend to develop with the goal of eventually seeking FDA or other foreign regulatory approvals. Our commercial products and therapeutic candidates are subject to extensive governmental laws, regulations, and guidelines relating to the development, clinical trials, manufacturing, marketing, promotion, and commercialization of pre- and post-approval prescription drugs. We may not be able to submit for or obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

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

If a product receives regulatory approval, the approval is limited to the specific indications for use identified in the approved marketing application and by any additional requirements, restrictions, and limitations identified at the time of the product’s approval or thereafter, which could restrict the commercial value of the product. As a condition of approval or after approval (if the FDA becomes aware of new safety information), the FDA may require us to implement a Risk Evaluation and Mitigation Strategy (REMS), which may include distribution or use restrictions to manage a known or potential serious risk associated with the product. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of a given drug. Once adopted, REMS are subject to periodic assessment and modification. Additionally, the FDA may require post-approval, “Phase 4” clinical trials to generate additional information on safety or efficacy. The results of such postmarketing studies may be negative and could cause the FDA to, among other things, further limit marketing efforts or a product’s approved uses.

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

Risks Related to Our Development of COVID-19 Therapy and COVID-19 Impact on Our Business

Our pursuit of treatments for SARS-CoV-2 (the virus that causes COVID-19) infection in patients entails a high level of uncertainty. We cannot assure you that either opaganib (ABC294640; Yeliva® )(“opaganib”) or RHB-107 will prove to be a safe and effective treatment for COVID-19, or will be approved for marketing or Emergency Use Authorization or be granted with Expanded Access clearance by the FDA or other regulatory authorities. In addition, we cannot assure that we will be able to complete the development of opaganib or RHB-107.

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

Furthermore, the biotechnology sector is highly competitive and there are numerous companies that are currently pursuing a treatment for COVID-19 and vaccine for SARS-CoV-2. In particular, there are efforts by public and private entities to develop additional treatments or vaccines as fast as possible. To date, several SARS-CoV-2 vaccines and drugs have received marketing approval or emergency use authorization. These and other public and private entities may develop treatments that are more effective than any we may develop, may develop a COVID-19 treatment that becomes the standard-of-care or at a lower cost or earlier than we are able to, or may be more successful at commercializing their product, which will reduce or eliminate the commercial opportunity for our therapeutic candidates. Many of these other organizations are much larger than we are and have access to larger pools of capital, including government grants and support, and broader manufacturing infrastructure. We cannot guarantee that the FDA, the Secretary of the Department of Health and Human Services or other agencies around the world will continue to accept applications for emergency use authorization in connection with COVID-19. Even if we do obtain emergency use authorization or FDA (or other agency) approval for our COVID-19 therapeutic candidate, such authorization will only be effective as long as the public health emergency continues, and the Secretary of the Department of Health and Human Services or the FDA (or other agency) may declare an end to such emergency at any time. Currently, the expectation is that the classification as a public health emergency will end in the U.S. in May 2023. Finally, if the pandemic ends or is sufficiently controlled, patient accruals for clinical trials will likely become difficult, which will have a material adverse effect on our ability to complete the development of our COVID-19 therapeutic candidate. There are a number of uncertainties and risks associated with our development of a COVID-19 therapeutic candidate, and we cannot guarantee success or profitability and may, instead, face financial and operational hardship as a result of this pursuit.

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

Separately, various government entities, including the U.S. and or other governments, have offered, and may continue offering incentives, such as those we received, grants and contracts to encourage additional investment by commercial organizations into preventative and therapeutic agents against COVID-19, which may have the effect of increasing the number of competitors and/or providing advantages to competitors. Accordingly, there can be no assurance that we will be able to successfully establish a competitive market share for our COVID-19 candidates.

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

The COVID-19 pandemic and its ongoing effects may adversely affect our business, revenues, results of operations and financial condition.

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

Specifically, we are monitoring a number of risks that have or may affect our business related to this pandemic, including the following:

●	Commercial Operations: An extended pandemic would have a material adverse effect on sales of our commercial products. We have experienced and continue to experience, although to a much lesser degree than earlier on in the pandemic, decreased commercial activities, which have affected the sales of some of our commercial products due to slower initiation of some promotional activities associated with a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force’s ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. In addition, there was a negative impact on our business as a result of COVID-19 within our commercial organization, including reductions in our sales force. The ability to successfully commercialize Aemcolo® and Talicia® depends on in-clinic patient visits and the availability of diagnostics, both of which were negatively affected by the pandemic, especially with respect to Aemcolo® and Talicia®, which we launched shortly before or at the time of the COVID-19 outbreak. In addition, the significant decrease in travel has significantly reduced the demand and sales of Aemcolo® for travelers’ diarrhea. We continue to expect a slighlty decreased level of demand and sales of Aemcolo® to continue over the coming quarters due to the lingering effects of the pandemic. The COVID-19 pandemic has also adversely affect our ability to attract commercial partners, our relationships with commercial partners and our ability to sell our commercial products outside the U.S., including sales of Talicia® in the UAE.
●	Supply Chain: To date, there have been no significant disruptions to our supply chain, and we currently have sufficient supply of commercial products on hand to meet U.S. commercial demand. However, a resurgence of this pandemic could result in broad supply disruptions and difficulty in finding alternative sources in the future which may adversely affect our ability to distribute certain of our commercial products for commercial supply and our therapeutic candidates for clinical supply. For example, quarantines, shelter-in-place and similar government orders, travel restrictions and health impacts of the COVID-19 pandemic could impact the availability or productivity of personnel at third-party manufacturers, distributors, freight carriers and other necessary components of our supply chain. In addition, there may be unfavorable changes in the availability or cost of raw materials, intermediates and other materials necessary for production, which may result in disruptions in our supply chain and could significantly and adversely affect our business if one or more of our manufacturers or suppliers are impacted by any interruption at a particular location or in relation to a particular material. To the extent the disruptions in the global supply chain (especially those connected to COVID-19-related supply and logistics issues) continue, our business could be adversely affected.
●	Clinical Trials: The pandemic has adversely affected and may continue to adversely affect our clinical and preclinical trials, including our ability to initiate and complete our clinical and preclinical trials within the anticipated timelines, and delays or difficulties in enrolling patients in our clinical trials and recruiting clinical site investigators and clinical site staff. Interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by government officials or entities, employers and others or interruption of clinical trial patient visits and study procedures (particularly any procedures that may be deemed non-essential), may impact the completeness of clinical trial data and clinical study endpoints. As a result, our previously anticipated filing and marketing timelines may be adversely impacted. For example, the enrollment of patients for our Phase 3 study with RHB-204 in first-line pulmonary nontuberculous mycobacteria (NTM) infections have been slow, which have slowed the progress of the study.
-	In addition, we may be unable to meet the timelines and milestones established for the contemplated postmarketing studies we are required to conduct for Aemcolo®, in which case we could be subject to FDA enforcement actions and civil monetary penalties, among others, unless the FDA agrees to an extension of the timelines and milestones.

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

Our third-party manufacturers and suppliers have experienced, supply chain disruption and shipping disruptions, including disruptions or delays in loading container cargo in ports of origin or off-loading cargo at ports of destination, as a result of the COVID-19 pandemic, congestion in port terminal facilities, labor supply and shipping container shortages, inadequate equipment and persons to load, dock and offload container vessels and for other reasons. These disruptions may impact our ability to receive APIs and other materials and products from our manufacturers and suppliers, to distribute our products to our customers in a cost-effective and timely manner and to meet customer demand, all of which could have an adverse effect on our financial condition and results of operations. There can be no assurance that further unforeseen events impacting the supply chain will not have a material adverse effect on us in the future. Additionally, the impacts that supply chain disruptions have on our third-party manufacturers and suppliers are not within our control. It is not currently possible to predict how long it will take for these supply chain disruptions to cease or ease. Prolonged supply chain disruption that may impact us or our manufacturers and suppliers could interrupt product manufacturing, increase raw material and product lead times, increase raw material and product costs, impact our ability to meet customer demand and result in lost sales and reputational damage, all of which could have a material adverse effect on our business, financial condition and results of operations.

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

Talicia® primarily competes with several branded and generic therapies already approved and used extensively to treat H. pylori. Additionally, Phathom Pharmaceuticals, Inc. has developed and intends to market a Vonoprazan-based combination treatment, for the treatment of gastroesophageal reflux disease and H. pylori infection. Vonoprazan is an oral small molecule potassium acid blocker.

Aemcolo® primarily competes with several competing drugs marketed in the U.S. intended for the treatment of travelers’ diarrhea, including Xifaxan® (marketed by Salix Pharmaceuticals). Aemcolo® also competes with generic antibiotics such as fluoroquinolones and azithromycin. Aemcolo® also competes with prescription and OTC anti-diarrheal medications such as loperamide and bismuth subsalicylate, as well as probiotics and medical foods which may offer symptomatic relief. We may also be exposed to potentially competitive products, which may be under development to treat or prevent travelers’ diarrhea, including new antibiotics, anti-diarrheal medications, and vaccines.

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

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles.  On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA also authorizes HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. We cannot yet assess the impact that the IRA will have on the pharmaceutical industry, but it will likely be significant.

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

On February 22, 2021, Aether Therapeutics Inc., (“Aether”) filed a complaint against RedHill U.S. in the United States District Court for the District of Delaware, alleging that the Company’s marketing of the Movantik® product infringes certain patents held by Aether. See “Item 8. Financial Information A. Consolidated Statements and Other Financial Information - Legal Proceedings regarding the Aether Litigation.”  The Aether litigation has been resolved in all respects and on April 6, 2023, a Stipulation and Order of Dismissal with Prejudice was entered in the matter.

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

Risks Related to our ADSs

Our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of the ADSs.

On October 12, 2022, we received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the closing bid price of the ADSs for the 30 consecutive business day period prior to October 12, 2022, we did not meet the minimum bid price of $1.00 per ADS required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2). The letter also indicated that we would be provided with a Compliance Period of 180 calendar days, or until April 10, 2023, in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

In order to regain compliance with Nasdaq’s minimum bid price requirement, the ADSs must maintain a minimum closing bid price of $1.00 per ADS for at least ten consecutive business days during the Compliance Period.  In order to regain compliance, we effected a ratio change of the ADSs to our ordinary shares from the previous ratio of one (1) ADS representing ten (10) ordinary shares to a new ratio of one (1) ADS representing four hundred (400) ordinary shares. The ratio change had the same effect as a one-for-forty reverse ADS split. On April 6, 2023, we received notification from the Nasdaq Listings Qualifications Department that we had regained compliance with minimum bid price requirement.

No assurance can be given that we will be able to comply with the other standards that we are required to meet in order to maintain a listing on such exchange, such as the minimum stockholders’ equity and minimum market value of publicly held shares, and no assurance can be given that the price of the ADSs will not again be in violation of Nasdaq’s minimum bid price rule in the future. Our failure to meet these requirements may result in our securities being delisted from Nasdaq.

A delisting of the ADS from the Nasdaq Global Market would cause us to pursue eligibility for trading on other markets, including the Nasdaq Capital Market, or exchanges, or on the pink sheets. In the event of such delisting, our shareholders’ ability to trade, or obtain quotations of the market value of, our ADSs would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. In addition, the substantially decreased trading in the ADSs and decreased market liquidity of the ADSs as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, which could materially adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the ADSs may decline further and stockholders may lose some or all of their investment. There can be no assurance that the ADSs, if delisted from the Nasdaq Global Market in the future, would be listed on another national or international securities exchange or on a national quotation service, the Over-The-Counter Markets or the pink sheets.

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, we believe we will not be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for 2022. However, there can be no assurance that this will be the case in future taxable years. If we were characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders, and (ii) having interest charges apply to certain distributions by us and sales of the ADSs.

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

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, there have been protests at various levels domestically, and investment banks and other investors have voiced concerns that the proposed changes may negatively impact the business environment in Israel. This may, in turn, could slow the flow of international investment and negatively affect our business, financial condition and prospects.

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

As of April 21, 2023, we had outstanding options to purchase 48,946,400 Ordinary Shares (equivalent to 122,366 of our ADSs) under our Amended and Restated Award Plan (2010) (“Award Plan”) and 59,715 outstanding Restricted Share Units (“RSUs”), each with respect to one of our ADSs, which represents 400 of our Ordinary Shares. In addition, as of April 21, 2023, there were 538,811,919 Ordinary Shares (equivalent to 1,347,030 of our ADSs) reserved for issuance under our Award Plan (including Ordinary Shares subject to outstanding options under such plan). In addition, as of April 21, 2023 we have sold an aggregate of 34,453 ADSs under our current “at-the-market” equity offering program. Future substantial issuance or sale of our ADSs, or the perception that such sales may occur in the future, including sales of ADSs issuable upon vesting of RSUs and the exercise of options, warrants or other equity-based securities, may cause the market price of our ADSs to decline. Moreover, the issuance of ADSs upon the exercise of our options will also have a dilutive effect on our shareholders, which could further reduce the price of our ADSs.

The market price of our ADSs is subject to fluctuation, which could result in substantial losses by our investors. Volatility in the financial market could have a material adverse impact on the market price of our ADSs. This may affect the ability of our investors to sell their ADSs, and the value of an investment in our ADSs may decline.

The stock market in general and the market price of our ADSs on the Nasdaq, in particular, are subject to fluctuation, and changes in the price of our securities may be unrelated to our operating performance. The market price of our ADSs on the Nasdaq has fluctuated in the past, and we expect they will continue to do so. The market price of our ADSs is and will be subject to a number of factors, including but not limited to:

●	our ability to execute our business plan, including commercialization of our current and future commercial products;
●	our ability to satisfy our contractual obligations, including our financial obligations associated with our sale of Movantik®;
●	our continued listing on the Nasdaq Global Market or another securities exchange;
●	announcements of technological innovations or new therapeutic candidates or new products approved for marketing by us or others;
●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

expiration or terminations of licenses, research contracts or other commercialization or development agreements;

●	public concern as to the safety of drugs we, our commercialization or development partners or others market or develop;
●	the volatility of market prices for shares of biopharmaceutical companies generally;
●	success or failure of research and development projects;
●	departure of or major events adversely affecting key personnel;
●	developments concerning intellectual property rights or regulatory approvals;
●	variations in our and our competitors’ results of operations;
●	changes in earnings estimates or recommendations by securities analysts, if our ADSs are covered by analysts;
●	changes in government regulations or patent proceedings and decisions;
●	developments by our development or commercialization partners; and
●	general market conditions, geopolitical conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ADSs and result in substantial losses by our investors.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time, experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. The COVID-19 pandemic resulted in significant financial market volatility and uncertainty. A resurgence of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our ADSs. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation and derivative actions. If we were involved in securities or other litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

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

Our Outstanding Warrants are exercisable for our ADSs, which will increase the number of shares of ADSs eligible for future resale in the public market and result in dilution to our stockholders.

As of April 21, 2023, we had 5,147,781 outstanding warrants to purchase an aggregate of 5,147,781 ADSs. All warrants are exercisable at any time before January 3, 2024, subject to certain limitations and exceptions. The weighted average exercise price of the warrants is $4.50 per ADS, which is above the current market price of our ADSs, which was $2.75 per share based on the closing price of the ADS on Nasdaq on April 21, 2023.  The likelihood that the holders of our warrants will exercise their warrants, and the amount of any cash proceeds that we would receive upon such exercise, is dependent upon the market price of the ADSs. To the extent that our outstanding warrants are exercised, additional shares of the ADSs will be issued, which will result in dilution to the holders of the ADSs and increase the number of shares of the ADSs eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such outstanding warrants may be exercised could adversely affect the market price of the ADSs. However, there is no guarantee that our outstanding warrants will be in the money prior to their respective expirations, and as such, they may expire worthless.

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

Our capital expenditures for the years ended December 31, 2022, 2021 and 2020, were approximately $25,000, $115,000 and $406,000, respectively. Our current capital expenditure involves basic equipment and leasehold improvements.

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

We are currently focused primarily on the commercialization in the U.S. of the GI-related products, Talicia® (omeprazole, amoxicillin, and rifabutin) and Aemcolo® (rifamycin).

In addition, we continue to develop our pipeline of clinical-stage therapeutic candidates, including, among others, opaganib  and RHB-107 (upamostat), as potential treatments for COVID-19, and nuclear radiation protection development program opaganib, with newly published data from eight U.S. government-funded in vivo studies. We look for opportunities to leverage our commercial presence and capabilities in the U.S. to support the potential future launch of our therapeutic candidates currently under development, if approved by the FDA, or any FDA-approved products that we may acquire the rights to in the future.

Our current pipeline consists of five therapeutic candidates, most of which are in late-stage clinical development. We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. We have one product that we primarily developed internally which has been approved for marketing and, to date, none of our therapeutic candidates has generated meaningful revenues. We have out-licensed one of our commercial products, Talicia®, and one of our clinical-stage therapeutic candidates, opaganib, for specific territories outside the U.S. and we plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements outside the U.S. with pharmaceutical companies on a global and territorial basis or, in the case of commercialization in the U.S., independently with our dedicated commercial operations or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing, acquisitions and similar arrangements.

Our Strategy

Our goal is to become a leading specialty pharmaceutical company in the commercialization and development of pharmaceuticals for the treatment of GI and infectious diseases.

Key elements of our strategy are to:

●	Advance our initiative to become a leading specialty biopharmaceutical company by leveraging our commercial presence in the U.S. to achieve successful commercialization of products approved for marketing, including Talicia® and our other commercial product, and future commercialization of our therapeutic candidates, if approved, and by identifying and acquiring rights to products that have been approved for marketing in the U.S. and investigational new drugs from pharmaceutical companies that are interested in divesting one or more of their products. Specifically, we seek to acquire rights to products that are already approved or commercialized in the U.S., preferably with a therapeutic focus on GI and infectious diseases, which would enable us to commercialize such products independently through our own marketing and commercialization capabilities. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field;
●	Identify and acquire rights to products from pharmaceutical companies that have encountered cash flow or operational problems or that decide to divest one or more of their products for various reasons. Specifically, we seek to acquire rights to and develop products that are intended to treat pronounced clinical needs, have patent or other protections, and have target markets with significant potential. Additionally, we seek to acquire rights to and develop products based on different technologies designed to reduce our dependency on any specific product or technology. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field;
●	Identify and enter into out-licensing or collaborative agreements with third parties to develop and/or commercialize our commercial products or therapeutic candidates in territories outside the U.S.;
●	Enhance existing pharmaceutical products, including broadening their range of indications, or launching innovative and advantageous pharmaceutical products, based on existing active ingredients. Because there is a large knowledge base regarding existing products, the preclinical, clinical and regulatory requirements needed to obtain marketing approval for enhanced formulations are relatively well-defined. In particular, clinical trial designs, inclusion criteria and endpoints previously accepted by regulators may sometimes be re-used. In addition to reducing costs and time to market, we believe that targeting therapeutics with proven safety and efficacy profiles provides us a better prospect of clinical success;

●	Where applicable, utilize the FDA’s 505(b)(2) regulatory pathway to potentially obtain more timely and efficient approval of our formulations of previously approved products. Under the 505(b)(2) process, we are able to seek FDA approval of a new dosage form, strength, route of administration, formulation, dosage regimen, or indication of a pharmaceutical product that has previously been approved by the FDA. This process enables us to partially rely on the FDA findings of safety or efficacy for previously approved drugs, thus avoiding the duplication of costly and time-consuming preclinical and various human studies. See “Item 4. Information on the Company – B. Business Overview – Government Regulations and Funding – Section 505(b)(2) New Drug Applications”;
●	Cooperate with third parties to develop or commercialize therapeutic candidates in order to share costs and leverage the expertise of others; and
●	Consider potential acquisitions of other companies with or without commercial products.

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

Our Approved and Commercial Products in the U.S.

We have established the headquarters of our U.S. commercial operations in Raleigh, North Carolina. Our U.S. operations promote Talicia® for the treatment of H. pylori infection in adults and Aemcolo® for the treatment of travelers’ diarrhea in adults. We also expect our U.S. operations to serve as the platform for potential launch of our proprietary, late-clinical stage therapeutic candidates in the U.S., if approved by the FDA, and potential in-licensed or acquired commercial-stage products in the U.S.

Our sales force consisted of approximately 61 employees as of December 31, 2022. The net revenues for the fiscal years ended December 31, 2022 and 2021 from the commercial products were approximately $59.8 million and $85.8 million, respectively. We continue to pursue the acquisition of additional commercial products, including, without limitation, through licensing or promotion transaction, asset purchase, joint venture with, acquisition of, or a merger with or other business combination with, companies with rights to commercial GI and other relevant assets and are continuously working to expand U.S. managed care access and coverage to our commercial products, where appropriate. We plan to pursue such opportunities in the U.S. and, if available, in other jurisdictions; however, we intend to focus our commercial activities in the U.S. We currently promote and commercialize three GI products in the U.S.

Movantik®

We acquired the worldwide rights (excluding Europe, Canada and Israel) to commercialize and develop Movantik® (naloxegol) from AstraZeneca in April 2020. Movantik® is a proprietary once-daily oral peripherally-acting mu-opioid receptor antagonist (PAMORA) approved by the FDA for the treatment of opioid-induced constipation (OIC) in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. We initiated the promotion of Movantik® in the second quarter of 2020. In October 2020, we gained the rights to commercialize and develop Movantik® in Israel, and held the worldwide rights to Movantik®, excluding Europe and Canada. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for Movantik®.”  On February 2, 2023, we sold our rights in Movantik® to HCR. See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM.”

Regulatory Status

Movantik® received FDA approval on September 16, 2014, for the treatment of OIC in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g.

weekly) opioid dosage escalation. In connection with our in-license for Movantik®, we agreed to assume responsibility for completing any postmarketing requirements or commitments that may be required to retain approval. Accordingly, we were required to continue the post-marketing observational epidemiologic study to evaluate the major adverse cardiovascular events (MACE) of Movantik®.

Market and Competition

Movantik® is a peripherally-acting mu-opioid receptor antagonist indicated for the treatment of OIC. According to a DataMonitor report, OIC is the most common side effect of opioids, as tolerance does not arise over the long term, and is estimated that OIC in patients with non-cancer pain ranges between 40–50%.

Movantik® primarily competes with several branded therapies already approved and used extensively to treat OIC, including Amitiza® (lubiprostone, promoted by Takeda Pharmaceuticals) and two other oral PAMORA drugs, Relistor® (methylnaltrexone bromide, promoted by Salix Pharmaceuticals) and Symproic® (naldemedine, promoted by BioDelivery Sciences International, Inc.). Movantik® also competes with several OTC and prescription drugs, such as laxatives, including stool softeners, stimulants and the use of enemas. We might have also been exposed to potential competitive products that might have been under development to treat or prevent OIC. Our commercial success had been dependent on continued reimbursement by commercial and government payors.

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

Gastric cancer is one of the most prevalent cancers worldwide and one of the most common causes of cancer-related deaths, accounting for approximately 768,800 deaths in 2020, according to the World Health Organization (“WHO”) GLOBOCAN 2020 estimates. According to a 2010 report by Polk DB et al. published in Nature Reviews Cancer, H. pylori-induced gastritis is the strongest singular risk factor for cancers of the stomach, and eradication of H. pylori significantly decreases the risk of developing cancer in infected individuals without pre-malignant lesions.

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

In November 2022, we announced post hoc analyses of the Phase 3 clinical trials of Talicia® supporting the efficacy and safety of Talicia® as empiric first-line treatment for H. pylori infection in patients regardless of obesity, body mass index (BMI) or diabetic status.

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

H. pylori bacterial infection affects over 50% of the adult population worldwide, according to a 2018 report by Kakelar HM et al., published in Gastric Cancer, and approximately 35% of the U.S. population, according to a report by Hooi JKY et al. published in 2017 in Gastroenterology. In the U.S., we estimate that approximately 2 million patients per annum are treated for H. pylori eradication, based on a 2021 RedHill-funded market assessment performed by IQVIA.

Talicia® faces competition in the U.S. from certain branded prescription therapies indicated for the treatment of H. pylori infection including, but not limited to, Pylera® (sold by Allergan plc), PrevPac® (sold by Takeda Pharmaceuticals) and Omeclamox-Pak® (sold by Cumberland Pharmaceuticals), as well as from the generic individual components of these branded therapies. Additionally, the individual components of Talicia® are available in generic form and while rifabutin is not available in an equivalent dose, there is a risk that some physicians may prescribe the individual components of Talicia® in doses that are not equivalent to the approved drug and regimen. We may also be exposed to potential competitive products that may be under development to treat H. pylori infection.

In addition, Phathom Pharmaceuticals, Inc. (“Phathom Pharmaceuticals”) received FDA approval for vonoprazan, in combination with amoxicillin and in combination with amoxicillin and clarithromycin for the eradication of H. pylori infection, with a target PDUFA date of May 3, 2022. In August 2022, Phathom Pharmaceuticals announced that it detected trace levels of a nitrosamine impurity, N-nitroso-vonoprazan in its drug product, causing further delays to its product launch date in the U.S. Vonoprazan is an oral small molecule potassium competitive acid blocker (P-CAB) which has received marketing approval in Japan and other countries in Asia and Latin America.

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

Due to the significant decrease in travel as a result of the pandemic, the travelers’ diarrhea market has been significantly impacted, and we have not generated meaningful revenues from the sale of Aemcolo®. We do not expect Aemcolo® to generate meaningful revenues unless U.S. international travel maintains pre-COVID-19 pandemic levels for an extended period, and there can be no assurance that we will generate meaningful revenues upon return of U.S. international travel to pre-pandemic levels.

In December 2021, we and Cosmo amended the Cosmo License Agreement such that either party may terminate the Cosmo License Agreement upon advance notice at any time.

We have implemented plans, including re-launching active field promotion of Aemcolo®, to support, and build on, the initial momentum that Aemcolo® was generating pre-COVID-19 travel restrictions. According to the National Travel and Tourism Office (NTTO), U.S. citizen air passenger departures from the U.S. to foreign countries reached 4.3 million in

February 2023 which reflects a 9.3% increase when compared to the February 2019 volume. This data suggests that U.S. international travel is returning to pre-COVID-19 pandemic levels.

Travelers’ Diarrhea is the most common travel-related illness according to the Centers for Disease Control and Prevention (CDC). The CDC Yellow Book states that attack rates of Travelers’ Diarrhea range up to 70% of travelers, depending on the destination and season of travel. Travelers’ Diarrhea may often result in short-term morbidity adversely impacting travel plans. Untreated diarrhea can also lead to an underappreciated risk of chronic complications, including functional bowel disorders.

There are several competing drugs marketed in the U.S. intended for the treatment of Travelers’ Diarrhea. One of the leading competitors is Xifaxan® (rifaximin, marketed by Salix Pharmaceuticals), a prescription drug approved for the treatment of Travelers’ Diarrhea caused by non-invasive strains of E. coli in adults and pediatric patients, treatment of IBS-D and reduction in risk of overt hepatic encephalopathy recurrence in adults. Aemcolo® also competes with generic antibiotics such as fluoroquinolones and azithromycin. Aemcolo® also competes with prescription and OTC anti-diarrheal medications such as loperamide and bismuth subsalicylate, as well as probiotics and medical foods which may offer symptomatic relief. We may also be exposed to potentially competitive products, which may be under development to treat or prevent Travelers’ Diarrhea, including new antibiotics, anti-diarrheal medications, and vaccines.

Our Therapeutic Candidates

Summary

The ongoing development programs of our five therapeutic candidates, most in late-stage clinical development, include “RHB-204”, “opaganib”, “RHB-107” (upamostat), “RHB-104”, “RHB-102 (Bekinda®)” and related research and development programs, the most advanced of which are described below.

Potential Advantages
Over Most Existing
Name of Therapeutic		Treatments, if	Development
Candidate	Proposed Indication	Approved	Stage	Rights to the Product
RHB-204	Pulmonary nontuberculous mycobacteria (NTM) infections caused by Mycobacterium avium complex (MAC)	Oral formulation targeting a major cause of pulmonary NTM infections	Phase 3 study ongoing	We filed patent applications internationally directed to the proposed commercial formulation and use
opaganib	Patients hospitalized with SARS-CoV-2 severe COVID-19 pneumonia	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	U.S. Phase 2 study completed and top-line data received; global Phase 2/3 completed and top-line data received and submitted regulatory packages to regulatory authorities	We filed patent applications to protect the proposed commercial use
opaganib	Advanced unresectable cholangiocarcinoma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Phase 2 study in the U.S. ongoing (ABC-108)	Worldwide exclusive license
opaganib	Prostate cancer	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities in addition to failing treatment with abiraterone or enzalutamide	Investigator-sponsored Phase 2 study in the U.S ongoing	Worldwide exclusive license
opaganib	Nuclear radiation protection	Oral, small molecule pill that is stable with a more than five-year shelf-life, easy to administer and distribute, supporting, if approved, potential central stockpiling by governments	Eight U.S. government-funded in vivo studies, and additional experiments,	Worldwide exclusive license
RHB-107 (upamostat; formerly Mesupron)	Outpatients infected with SARS-Co-V-2 (COVID-19 disease)	Oral administration, inhibitor of human serine proteases with antiviral activity and established safety profile	Part A of Phase 2/3 study completed	We filed patent applications to protect the proposed commercial use
RHB-107 (upamostat; formerly Mesupron) and opaganib	Advanced unresectable cholangiocarcinoma	Combination of (RHB-107 (upamostat)) and (opaganib )	Preclinical evaluation ongoing	We filed patent applications internationally directed to the proposed commercial use
RHB-107 (upamostat; formerly Mesupron)	Gastrointestinal and other solid tumors	Oral administration, inhibitor of human serine proteases with established safety profile	Completed Phase 2 studies in pancreatic cancer and breast cancer; preclinical testing ongoing	Worldwide exclusive license; excludes China, Hong Kong, Taiwan, and Macao[1]
RHB-104	Crohn’s disease	Novel mechanism of action and improved clinical benefit (targeting suspected underlying cause of Crohn’s disease)	First Phase 3 study completed; supportive results from the open-label extension Phase 3 study	We filed patent applications internationally directed to the proposed commercial formulation and use
RHB-102 (Bekinda®) 24 mg	Acute gastroenteritis and gastritis	No other approved 5-HT3 serotonin receptor inhibitor for this indication; once-daily dosing	First Phase 3 study in the U.S. completed; confirmatory Phase 3 study in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-102 (Bekinda®) 12 mg	IBS-D	Potential 5-HT3 serotonin receptor inhibitor with improved safety, while maintaining efficacy	Phase 2 in the U.S. completed; Phase 3 program in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-102 (Bekinda®) 24 mg	Oncology support anti-emetic	Reduced number of drug administrations, improved compliance and adherence	MAA pursued in the U.K Additional data required for U.S.	We filed patent applications internationally to protect the proposed commercial formulation and its use

RHB-204

Nontuberculous Mycobacteria Infections

In November 2020, we initiated a Phase 3 study in RHB-204 for the treatment of pulmonary Mycobacterium avium complex (MAC) disease in adults with nodular bronchiectasis (also referred to hereafter as pulmonary nontuberculous mycobacteria (NTM) disease caused by MAC).

The study is intended to assess the efficacy and safety of RHB-204 as a potential first-line, stand-alone treatment for pulmonary NTM infections caused by MAC. The multi-center, randomized, double-blind, two-part, placebo-controlled, parallel-group Phase 3 study will be conducted at up to 40 sites across the U.S. The co-primary endpoints for Part 1 of the study are the proportion of patients with sputum culture conversion after 6 months of treatment, defined as 3 consecutive monthly negative sputum cultures with RHB-204, compared to placebo, and the mean change in the Quality-of-Life questionnaire - Bronchiectasis (QoL-B) Respiratory Symptoms domain score from baseline to Month 6 for RHB-204 compared to placebo. Subjects entering Part 2 of the study after Month 6 assessments will receive open-label RHB-204 for 12 months after sputum culture conversion (in order to comply with current treatment guidelines), followed by post-treatment follow up of 3 months, with patient reported outcomes and durability of microbiological response assessed at Month 6, at the end of treatment and 3 months post-treatment follow-up. An interim sample size re-estimate is planned once the study reaches approximately 50% enrolment. Given that NTM infection is a rare disease, recruitment of patients to the Phase 3 study is expected to be slow. The COVID-19 pandemic has also delayed recruitment significantly.

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

In August 2022, we announced that the European Commission granted Orphan Drug Designation to RHB-204 for the treatment of NTM disease, following a positive opinion recommendation by the European Medicines Agency’s (EMA) Committee for Orphan Medicinal Products (COMP), providing eligibility for 10 years post-approval EU market exclusivity.

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

Market and Competition

Pulmonary NTM is an orphan disease and is expected to affect approximately 111,000 patients in the U.S. in 2024, according to a 2021 analysis by Foster Rosenblatt. Although rare, the incidence and number of deaths from NTM disease have been steadily increasing globally, according to Ratnatunga CN et al. (Front. Immunol. 2020), with a rise in the number of globally documented NTM infections leading to NTM being recognized as emerging threat causing significant morbidity and mortality in both immune competent and immune compromised populations. Treatment options remain limited, lengthy and challenging (Ryu YJ et al. Tuberc Respir Dis, 2016; Ratnatunga CN et al. Front. Immunol. 2020).

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

Several drug candidates are currently under development for the treatment of NTM infections, including but not limited to, epetraborole (AN2 Therapeutics), an oral antibiotic agent, LungFit® GO (Beyond Air Inc.), an inhaled Nitric Oxide,  SPR720 (Spero Therapeutics, Inc.), an oral antimicrobial agent and Nuzyra® (Paratek Pharmaceuticals), an oral antibacterial agent. Additionally, Insmed Incorporated is conducting a clinical trial program with Arikayce® as a first-line treatment for patients with MAC lung disease. According to www.clinicaltrials.gov, there are several additional ongoing clinical studies evaluating treatments for NTM infections.

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

The following chart summarizes the development history and status of RHB-204:

				Planned
				number of
	Development	Purpose of	Clinical	subjects of	Status of
Trial name	phase	the trial	trial sites	the trial	the trial
CleaR-MAC Trial	Phase 3	Evaluate the efficacy and safety of RHB-204 in adult subjects with documented MAC lung infection.	Up to 40	125	ongoing

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

Market and Competition

Opaganib is currently being developed for several potential indications, including for the treatment of severe COVID-19 pneumonia, cholangiocarcinoma (bile duct cancer), prostate cancer and for nuclear radiation protection.

COVID-19 is a disease caused by a coronavirus virus, SARS-CoV-2. The clinical spectrum has not yet been well defined and ranges from asymptomatic infection to pneumonia and Acute Respiratory Distress Syndrome (ARDS) with multiorgan failure, that may lead to death. Patients over 65 years and those with significant comorbidities, such as diabetes, cardiac or pulmonary disease, are more susceptible to developing severe disease and have a relatively higher mortality rate compared to younger, otherwise healthy patients. As of April 6, 2023, there have been over 762 million confirmed cases of COVID-19 worldwide, including over 6.8 million reported deaths according to WHO. Several therapies have been approved by the FDA for the treatment of COVID-19, some under emergency use authorization. These therapies include antiviral drugs such as Veklury® (remdesivir), immune modulators and monoclonal antibodies. The FDA granted Emergency Use Authorization for two oral antiviral drugs intended for patients with mild-to-moderate COVID-19, including Lagevrio™ (molnupiravir) and Paxlovid™ (nirmatrelvir co-packaged with ritonavir). These therapies are intended for the outpatient setting and require treatment initiation within a limited window of five days from symptom onset. As of the filing of this report, no orally-administered antiviral therapy has been approved by the FDA to date for treatment of hospitalized patients with severe disease. Several vaccines for SARS-CoV-2 have also been approved by the FDA and other regulatory agencies to date. Multiple additional drug therapies and vaccines are currently under development for COVID-19.

Cholangiocarcinoma (bile duct cancer) is a highly lethal malignancy. According to the American Cancer Society report, approximately 8,000 people are diagnosed with intrahepatic and extrahepatic bile duct cancers annually in the U.S., with studies reporting an increased incidence of cholangiocarcinoma, mainly attributed to advancements in the diagnosis of this disease (Gores GJ, Hepatology, 2003). Surgery with complete resection is currently known to be the only curative therapy for cholangiocarcinoma; however, only a minority of patients are classified as having a resectable tumor at the time of diagnosis. Additional treatment options include radiation therapy and chemotherapy, but the efficacy of these treatments in cholangiocarcinoma patients is also limited and the prognosis for relapse patients who have failed initial chemotherapy is very poor, with an overall median survival of approximately one year (Valle J, et al. New Eng J, Med 2010). In recent years, the FDA has approved several targeted drug therapies specifically for cholangiocarcinoma. In April 2020, the FDA approved Pemazyre® (pemigatinib, Incyte Corporation), the first drug approved specifically for cholangiocarcinoma, indicated for adults with advanced bile duct cancer whose cancer has grown after at least one previous chemotherapy treatment and whose tumors have a mutation in the FGFR2 gene. FGFR2 gene fusions are found in patients with intrahepatic cholangiocarcinoma, and have a reported incidence rate of 14% to 23% (Prete MG, Explor Target Antitumor Ther., 2021). In August 2021, the FDA approved Tibsovo® (ivosidenib, Servier Pharmaceuticals LLC) for adult patients with previously treated, locally advanced or metastatic cholangiocarcinoma with an isocitrate dehydrogenase-1 (IDH1) mutation as detected by an FDA-approved test. IDH1 mutations are also found in patients with intrahepatic cholangiocarcinoma, and have a reported incidence rate of 7% to 20% (Prete, 2021). In September 2022, the FDA approved the first immunotherapy option, Imfinzi® (durvalumab, AstraZeneca Plc) in combination with gemcitabine and cisplatin for the treatment of patients with metastatic or locally advanced cholangiocarcinoma. We believe there remains a high unmet medical need for new therapies for the majority of cholangiocarcinoma patients. There are several drugs in late-stage clinical development for cholangiocarcinoma. The 5-year relative survival rates of intrahepatic and extrahepatic cholangiocarcinoma patients range between 2% to 24%, depending on the tumor type and stage at diagnosis, according to the American Cancer Society.

Prostate cancer is the second most common cancer and the second leading cause of cancer death in American men. The American Cancer Society estimates that approximately 288,300 new cases of prostate cancer will be diagnosed in 2023. Prostate cancer is more likely to develop in older men and in African-American men. Treatment options depend on each case and include surgery, radiotherapy, cryotherapy, chemotherapy, hormone therapy, and immunotherapy. There are several approved drugs indicated for treatment of prostate cancer, as well as several drugs in development for U.S. approval.

Acute Radiation Syndrome (ARS) is an acute illness caused by irradiation of the body by a high dose of penetrating radiation in a short period of time. The clinical manifestations of ARS are categorized into several sub-syndromes which include but are not limited to the hematopoietic (H-ARS) and gastrointestinal (GI-ARS) sub-syndromes.

ARS is rare, however, radiation exposure due to a radiological or nuclear event has the potential to affect a large number of people. The U.S. government has recognized the need to develop and expand the availability of suitable medical countermeasures (MCMs) to address radiation injuries, including those of ARS.

The FDA has approved five MCMs for the H-ARS sub-syndrome to date. Neupogen® (filgrastim, Amgen Inc., FDA-approved in 2015), Neulasta® (pegfilgrastim, Amgen Inc., FDA-approved in 2015), and Leukine® (sargramostim, Partner Therapeutics Inc. and originally Sanofi, FDA-approved in 2018) are leukocyte growth factors that stimulate the recovery of neutrophils, while the fourth agent, NPlate® (romiplostim, Amgen Inc., FDA-approved in 2021) is a thrombopoietin receptor agonist that stimulates the body’s production of platelets. In November 2022, the FDA approved the fifth MCM for H-ARS known as Udenyca® (pegfilgrastim-cbqv, Coherus BioSciences, Inc.), also a leukocyte growth factor, and a biosimilar to Neulasta®.

The five MCMs approved by the FDA for the H-ARS sub-syndrome are radiomitigators, or agents administered after radiation exposure (and before the development of ARS symptoms) to stimulate the recovery of injured tissues. To the best of our knowledge, there are no agents approved by the FDA for the H-ARS sub-syndrome that are radioprotectors or agents administered before radiation exposure to prevent tissue injury, or MCMs approved for the GI-ARS sub-syndrome.

In addition to the MCMs approved by the FDA for the H-ARS sub-syndrome, there are additional candidates in development for ARS.

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

These results were from a post-hoc analysis of data from the 251 study participants requiring a Fraction of inspired Oxygen (FiO2) up to 60% at baseline. Patients with FiO2 ≤ 60% are still considered to be severely affected and typically require oxygen supplementation via a nasal cannula or face mask.

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

We continue to further examine and analyze the data from this study along with all the information gathered during this study, including all safety, and secondary outcome measures, and further analysis of the potential for increased benefit of treatment with opaganib in patients at earlier stages of disease.

We submitted data packages for opaganib to the regulatory agencies in the U.S., EU, UK and other territories in the fourth quarter of 2021and in the first half of 2022. Discussions remain ongoing regarding guidance on a confirmatory study and potential path to approval has been received from the EU's EMA, the U.S. FDA, UK's MHRA and others.

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

The data from the study was published in May 2022 in Open Forum Infectious Diseases X.

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

In April 2022, we announced study results in which opaganib was observed to have potent in vitro efficacy against the Omicron SARS-CoV-2 variant, while maintaining host cell viability, and in October 2022, we announced study results showing preliminary evidence of in vitro efficacy against the Omicron COVID-19 sub-variant BA.5 by opaganib and RHB-107.

In September 2022, we announced new in vitro data demonstrating opaganib’s potential to significantly decrease renal fibrosis in a unilateral ureteral obstruction-induced renal interstitial fibrosis model.

In an in-vitro study sponsored by NIAID, opaganib demonstrated activity against Influenza A H1N1 in a human airway epithelial cell line. Upon successful completion of the above assay, further in-vivo studies of opaganib for treatment of influenza A/CA/04/2009 (H1N1pdm) virus infection in C57BL/6 mice were initiated at Utah State University to determine the efficacy of opaganib.  The experiment was technically flawed as the positive control was also only minimally effective. Discussion is underway to repeat the experiment using the more standard Balb-C mice and a higher dose of oseltamivir in Q1/2023.

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

In October 2019, an expansion cohort for cotreatment of opaganib and hydroxychloroquine sulfate (HCQ), an anti-autophagy agent, was submitted to the FDA. Enrollment of this cotreatment cohort, Part 2 of the study, began in July 2020. The cohort consists of two phases: Phase 1, an accelerated dose escalation run-in with enrollment of up to 15 patients evaluable for safety and tolerability, and Phase 2, treatment of 20 patients evaluable in the Phase 1 determined dose to determine safety and tolerability. In May 2022, RedHill closed the enrollment to the second dose tier, 500 mg BID of opaganib and 200 mg of HCQ BID. The main reason for the study’s early closure was a significant slowdown in enrollment since the start of the COVID-19 pandemic. The last patient that was enrolled demonstrated stable disease for 10 cycles and had has tolerated the treatment very well. Accordingly, RedHill in collaboration with the treating physician in Mayo, AZ, arranged to continue the patient’s treatment under a Single Patient IND.

A total of 65 patients have been enrolled in the study, 7 of those in the Phase I safety run-in of Part 2. Of the 7 patients that were enrolled in Part 2 (4 evaluable for efficacy), one subject has demonstrated durable stable disease for 10 months and has transitioned to a Single Patient IND. RedHill is expected to receive the data analysis and the CSR in H1/2023.

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

EAP for the Treatment of Advanced Unresectable Cholangiocarcinoma

An EAP is for eligible participants who do not qualify for participation in, or who are otherwise unable to access, the ongoing clinical trial ABC-108 for advanced unresectable cholangiocarcinoma. This program is designed to provide access to opaganib for the treatment of cholangiocarcinoma prior to approval by the local regulatory agency. As noted in the section above, one subject from study ABC-108 has transitioned to a Single Patient IND with the termination of study ABC-108. We cannot predict how long this program will continue, and we may decide for various reasons, including but not limited to resources and availability of opaganib, not to continue with the EAP.

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

ABC-107: Prostate Cancer

The investigator-sponsored study “A Phase 2 Study of the Addition of opaganib to Androgen Antagonists in Patients with Prostate Cancer Progression on Enzalutamide or Abiraterone” was initiated in March 2020 at MUSC Hollings Cancer Center and at Emory University. The study is led by Dr. Michael B. Lilly. The study is supported by the National Cancer Institute grant awarded to MUSC.

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

First patient was enrolled in March 2020 and the last patient was enrolled in December 2022, completing enrollment of 65 patients: 3 in cohort 1a (abiraterone + opaganib 250 mg BID), 3 in cohort 1b (enzalutamide + opaganib 250 mg BID), 23 in cohort 2 (abiraterone + opaganib 500 mg BID), 36 in cohort 3 (enzalutamide + opaganib 500 mg BID). Cohort 3 was closed as it did not meet the definition of success per protocol.  As for cohort 2, two patients had disease control per protocol definition and the interim analysis confirmed that the study may proceed. Currently, there are 5 active patients. There are ongoing efforts lead by the MUSC team to clean the database and prepare for data analysis.

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

Nuclear Radiation Protection Development Program

In November 2022 we announced acceleration of opaganib’s nuclear radiation protection development program, with newly published data from eight U.S. government-funded in vivo studies, and additional experiments, indicating that opaganib was associated with:

●	Protection of normal tissue, including gastrointestinal, from radiation damage due to ionizing radiation exposure or cancer radiotherapy.
●	Improvement of antitumor activity, response to chemoradiation, and enhancement of tolerability and survival.
●	Radioprotective capacity in bone marrow, with opaganib showing enhanced survival in mice irradiated with both lethal and half-lethal whole-body radiation.

In addition, in November 2022, we announced additional positive in vivo results from a new pre-clinical study evaluating the effects of opaganib on radiation-induced hematologic and renal toxicity, which suggests that opaganib exerts a protective impact on key hematological and kidney function parameters following total body irradiation (TBI).

Development of opaganib as a homeland security nuclear medical countermeasure is currently expected to follow the Animal Rule under which human efficacy studies may not be required, and if approved, may be eligible for a Medical Countermeasure Priority Review Voucher. Discussions regarding further support and pathway to potential approval have been initiated with U.S. and other governments.

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

The following chart summarizes the clinical trial history and status of opaganib:

				Planned
	Development	Purpose of		number of	Nature and
Clinical trial	phase of the	the clinical	Clinical	subjects of	status of
name	clinical trial	trial	trial site	the trial	the trial	Schedule
ABC-201	Phase 2/3	A study for the treatment of Opaganib in patients with severe COVID-19 pneumonia	Multicenter study	464	Completed	Top-line results reported in Q3/2021
ABC-110	Phase 2	A study for the treatment of opaganib in patients with severe COVID-19 pneumonia	Multicenter study across the U.S.	40	Completed	Top-line results reported in 2020
ABC-108	Phase 2a	A study for the treatment of advanced, unresectable intrahepatic, perihilar and extrahepatic cholangiocarcinoma with opaganib and co-treatment with opaganib and HCQ	Multicenter study across the U.S.	65	Completed	Results expected H1/2023
ABC-107 (103193 MUSC Study ID)	Phase 2	An add-on study for prostate cancer patients who progressed on enzalutamide or abiraterone. The proportion of patients with disease control during treatment with opaganib and enzalutamide or abiraterone will be measured	Medical University of South Carolina, Charleston, U.S. and Emory University, Atlanta, Georgia, U.S.	65	Ongoing	Initiated in March 2020
ABC-103	Phase 1b/2	Safety and efficacy study in patients with refractory or relapsed multiple myeloma that have previously been treated with proteasome inhibitors and immunomodulatory drugs	Duke University, North Carolina, U.S.	Ended	Ended after Phase 1	Ended
ABC-101	Phase 1	Safety, PK and pharmacodynamic study in patients with advanced solid tumors	Medical University of South Carolina, Charleston, U.S.	22	Completed. Final results indicate the study drug is well tolerated and can be safely administered to cancer patients	Completed 2015
ABC-106	Phase 2	Investigator-Sponsored Safety and Efficacy Study in Patients with Advanced Hepatocellular Carcinoma Who Have Progressed on Sorafenib	Medical University of South Carolina, Charleston, U.S. and collaborating sites (Multicenter, U.S.)	From 12 to 39	Withdrawn and replaced with ABC-107 in prostate cancer (103193 MUSC Study ID)	Withdrawn
ABC-104	Phase 1b	Safety and efficacy study in the prevention of mucositis in combination with radiotherapy for treatment of squamous head and neck carcinoma	Multicenter study across the U.S.	Up to 32	TBD	TBD
ABC-105	Phase 2	A study for the treatment of moderate to severe ulcerative colitis	Multicenter study	Up to 94	TBD	TBD
ABC-109	Phase 1	Assessment of the effect of food on the absorption and bioavailability of opaganib; also as a solution via nasogastric (NG) tube under fed conditions	ICON Early Phase Services, San-Antonio, TX, U.S.	23	Completed	Completed 2018

We cannot predict with certainty our development costs, and such costs may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements.”

RHB-107 (upamostat; formerly Mesupron)

As mentioned under “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for RHB-107” (upamostat; formerly Mesupron)”, on June 30, 2014, we signed an exclusive license agreement with Wilex AG (which later changed its name to Heidelberg Pharma AG) for RHB-107 (INN: upamostat; formerly Mesupron) for all indications and for all uses. Under this agreement, we are responsible for all development, regulatory and commercialization of RHB-107 in the entire world, excluding China, Taiwan, Macao, and Hong Kong.

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

RHB-107’s safety profile has been demonstrated in approximately 300 participants, including in Phase 2 studies in oncology indications and COVID-19.

Oncology

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

None of the prior studies used any molecular markers to target certain patient populations. Using technologies developed since the original clinical trials were performed, we are currently planning several preclinical studies, including biomarker analysis and mechanism of action studies We expect that the findings from these studies can help us determine the patient populations to be studied in subsequent clinical trials.

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

In October 2022, we announced study results showing preliminary evidence of in vitro efficacy against the Omicron COVID-19 sub-variant BA.5 by opaganib and RHB-107.

RHB-107-01: Global Phase 2/3 Study

A 2-part, Phase 2/3 multicenter, randomized, double-blind, placebo-controlled, parallel-group study with RHB-107 randomized its last patient into Part A of the study November 12, 2021. The study aimed at evaluating treatment in patients with symptomatic COVID-19 early in the course of the disease, with a once-daily oral treatment that can be prescribed and used in the non-hospitalized patient population. The Phase 2 part of the study was designed to evaluate safety for dose selection and to provide preliminary assessment of parameters to be used for efficacy evaluation in Part B. A total of 61 patients were enrolled in Part A and randomized on a 1:1:1 basis to receive one of two dose levels of RHB-107 or a placebo control and was predominantly conducted in the U.S. (60/61 patients) as well as South Africa.

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

In March 2022, we announced the positive Phase 2 study results of Part A of the Phase 2/3 study. Although not powered for efficacy assessment, the study showed highly promising efficacy results delivering a 100% reduction in hospitalization due to COVID-19, with zero patients on RHB-107 hospitalized with COVID-19 (0/41) compared to 15% on the placebo-controlled arm requiring hospitalization (3/20) (nominal p-value=0.0317). Furthermore, the study showed an 87.8% reduction in reported new severe COVID-19 symptoms, with only one patient on RHB-107 (2.4%, 1/41) compared to 20% (4/20) of patients on the placebo-controlled arm experiencing new COVID-19 related severe symptoms (nominal p-value=0.036).

The study met its primary outcome measure, demonstrating a favorable safety and tolerability profile of RHB-107. Study arms were well balanced with respect to baseline disease severity, risk factors and vaccination status. Patients were also tested for the specific viral strain, with the most common variant being Delta, found in 62.5% of the patients that had next generation sequencing (NGS).

Next steps for the study will follow data submission and discussion with regulators.

Ebola Virus Disease Therapy

We completed the first part of a preclinical in vivo study (2 out of the 3 proposed actives). The preliminary results were evaluated in conjunction with the U.S. National Institute of Allergy and Infectious Diseases and demonstrated statistical significance of the combination of two of our molecular candidates. The second part of the study (all three actives combined) has not yet been initiated. In May 2018, we received a new U.S. patent for our experimental Ebola therapy. We continue to examine ways to work together with the National Institute of Health on various projects.

In 2022, in collaboration with the Therapeutic Discovery Branch of the USAMRIID (US Army Medical Research Institute of Infectious Diseases) to evaluate opaganib and upamostat in high throughput antiviral screening. we completed in-vitro studies against different strains of Ebola virus, including SUDV, Sudan ebolavirus (Boniface), Ebola Virus Disease, EBOV (Makona), and additional viral infectious diseases, including Marburg virus disease, MARV (Ci67), and Rift Valley fever RVFZ (ZH-501). Initial data from high-content imaging assays, provided further support for activities of Redhill candidates against these viral diseases.  Additional activities are intended for extension of collaboration to in-vivo models in 2023.

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

Market and Competition

According to GlobalData, a provider of market intelligence for the pharmaceutical sector, there were approximately 3 million diagnosed prevalent cases of Crohn’s disease in the sixteen major pharmaceutical markets (the U.S., France, Germany, Italy, Spain, the UK, Japan, Australia, Brazil, Canada, China, India, Mexico, Russia, South Africa and South Korea) in 2022. This number of diagnosed prevalent cases is expected to increase to 3.4 million by 2029.

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

Currently, available drugs on the market for the treatment of Crohn’s disease offer symptomatic relief, the effects of which are largely temporary or partial and are accompanied by numerous adverse effects. The most commonly prescribed drugs for treatment of Crohn’s disease include 5 Aminosalicylates (5-ASA, such as mesalamine), corticosteroids (such as prednisone), antibiotics, immunomodulators (such as azathioprine and methotrexate) and biologic agents, including TNF-α inhibitors (such as Remicade®, Humira®, and Cimzia®), integrin inhibitors (such as Tysabri® and Entyvio®) and an IL-12 and IL-23 antagonist (such as Stelara®). Additionally, several companies have developed for approval, or are in the process of developing, biosimilar drugs to compete with the approved biologic agents once their patent has expired. In July 2022, AbbVie Inc (“AbbVie”) announced that it has submitted an application for a new indication to the FDA for Rinvoq® (upadacitinib), a selective and reversible Janus kinase inhibitor for the treatment of moderate to severe Crohn’s disease in adult patients who had an inadequate response or were intolerant to one or more TNF blockers. AbbVie anticipates receiving an approval decision in the second quarter of 2023. If approved, it will be the first Janus kinase inhibitor approved for the treatment of Crohn’s disease. Rinvoq® label includes an FDA black box warning for other approved indications due to safety concerns relating to serious heart-related side effects and cancer risks.

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

RHB-102 (Bekinda®)

RHB-102 (Bekinda®) is an investigational, once-daily, bi-modal release, oral formulation of ondansetron, a leading member of the family of 5-HT3 serotonin receptor inhibitors. We are developing RHB-102 (Bekinda®) in multiple dosage strengths. RHB-102 (Bekinda®) is under development for the intended use in the following indications, which are novel and not yet FDA-approved indications for ondansetron targeting large potential markets:

1)	Acute gastroenteritis and gastritis – 24 mg strength
2)	Irritable Bowel Syndrome with Diarrhea (IBS-D) – lower dose strength for long-term administration

RedHill is also exploring the development of RHB-102 (Bekinda®) 24 mg for oncology support (management of nausea and vomiting induced by cytotoxic chemotherapy and radiotherapy, also referred to as CINV and RINV) in the UK. On February 16, 2023, the Company announced that following a positive pre-MAA meeting it plans to submit a Marketing Authorisation Application (MAA) to the UK Medicines & Healthcare products Regulatory Agency (MHRA) seeking approval for RHB-102 (Bekinda®) for oncology support in adults and children over the age of 12.

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

To the best of our knowledge, there are no other 5-HT3 serotonin receptor inhibitors indicated or in the advanced clinical stage of development in the U.S. for this indication. Patients presenting at hospitals with gastroenteritis and gastritis are often treated primarily in IV administration with antiemetic drugs not indicated or approved for this condition, off-label, including 5-HT3 serotonin receptor inhibitors. If approved, RHB-102 (Bekinda®) will compete with several prescription and OTC antiemetic drugs, including but not limited to, dimenhydrinate, Nauzene®, and Emetrol®, as well as off-label use of ondansetron and other 5-HT3 inhibitors.

We may also be exposed to potentially competitive products which may be under development to treat acute gastroenteritis. To the best of our knowledge, a product that potentially directly competes with RHB-102 (Bekinda®) is EUR-1025 for controlled release of ondansetron, based on a different technology of controlled release originally developed by Eurand N.V. (now owned by Adare Pharma Solutions) and which completed two pivotal pharmacokinetic studies intended to establish the bioequivalence of EUR-1025 versus Zofran® (ondansetron hydrochloride). To the best of our knowledge,

EUR-1025 was being developed for the indication of postoperative-induced nausea and vomiting, for which Zofran® and generic ondansetron were already approved. To the best of our knowledge, there has not been further clinical development of EUR-1025 since the completion of the above-mentioned pharmacokinetic studies.

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

Market and Competition

IBS is one of the most common GI disorders. According to GlobalData, it is estimated that there were over 75 million diagnosed prevalent cases of IBS (age >= 18) in the 16 major pharmaceutical markets (the U.S., France, Germany, Italy, Spain, the UK, Japan, Australia, Brazil, Canada, China, India, Mexico, Russia, South Africa and South Korea) in 2022. Of the three subtypes of IBS, IBS-D is the most prevalent diagnosed subtype according to Pimentel M (Am J Manag Care, 2018), accounting for 40% of the patient population.

To the best of our knowledge, there is one other 5-HT3 serotonin receptor inhibitor indicated for this indication in the U.S. known as alosetron marketed under the brand name Lotronex® by Sebela Pharmaceuticals and is also available in generic versions marketed by other companies. However, alosetron is approved only for the treatment of IBS in women with severe chronic IBS-D and has been associated with serious gastrointestinal side effects. The active ingredient in RHB-102 (Bekinda®), ondansetron, is approved by the U.S. FDA as an oncology support antiemetic and has a good safety profile. Therefore, we believe that RHB-102 (Bekinda®), if approved for the treatment of IBS-D in the U.S., may provide improved safety while maintaining efficacy and has the potential to be a preferred 5-HT3 serotonin receptor inhibitor treatment for patients suffering from IBS-D. Ramosetron, another 5-HT3 serotonin receptor inhibitor  is marketed for the treatment of IBS in Japan, South Korea, China and India (marketed under the brand name Irribow® by Astellas Pharma Inc. (in Japan and South Korea) and is available in generic versions marketed by other companies). Ramosetron is also marketed for the treatment of chemotherapy-induced nausea and vomiting in Japan, South Korea, China, India and Indonesia and for postoperative nausea and vomiting in South Korea and India. To the best of our knowledge, there is currently no clinical development of ramosetron for marketing approval in the U.S. for any indication.

If approved, RHB-102 (Bekinda®) will compete with several prescription drugs indicated for IBS-D, including but not limited to Xifaxan® (rifaximin), marketed in the U.S. by Salix Pharmaceuticals, and Viberzi® (eluxadoline), marketed in the U.S. by Allergan plc., now AbbVie Inc, as well as additional prescription drugs, generic drugs, and over-the-counter products indicated for IBS-D or for symptomatic relief of diarrhea and pain.

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

On September 2, 2022, the Company filed a lawsuit against Kukbo CO. Ltd. (“Kukbo”) in a United States court as a result of Kukbo’s default in delivering to the Company $5 million under the Subscription Agreement, dated October 25, 2021, in exchange for ADSs, and a further payment of $1.5 million due under the Exclusive License Agreement, dated March 14, 2022.  Kukbo thereafter filed counterclaims alleging breach of contract, misrepresentation, and the breach of the duty of good faith and failure dealing. The Company has moved to dismiss Kukbo’s counterclaims, which motion remains pending. The Company strongly believes in the merits of its lawsuit against Kukbo and will continue to decisively pursue a favorable judgment.

License Agreement with Gaelan Medical

In October 2021, we entered into an exclusive license agreement (the “License Agreement”) with Gaelan Medical for Talicia in the United Arab Emirates (UAE). Under the terms of the License Agreement, we received in April 2022 an upfront payment of $2 million. In addition, we are eligible for additional milestone payments as well as tiered royalties up to mid-teens on net sales of Talicia in the UAE. Gaelan Medical will receive the exclusive rights to commercialize Talicia in the UAE, as well as a right of first refusal to commercialize Talicia in the Gulf Cooperation Council region (Saudi Arabia, Kuwait, Qatar, Bahrain, and Oman) for a pre-determined period. Gaelan Medical shall be responsible for obtaining and maintaining regulatory approvals, as well as to conduct any and all required clinical and other studies. In March 2022, we signed an amendment to the License Agreement, according to which Gaelan Medical may sublicense or assign any of its rights or obligations under the License Agreement. In connection with the License Agreement, we and Gaelan Medical entered into a supply agreement, according to which, we will exclusively manufacture (by a third party CMO) and supply Talicia to Gaelan Medical during the term of the agreement.

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

Sale of Movantik® to HCRM

On February 2, 2023, RedHill Biopharma Inc. (“RedHill US”) and the Company (together, “RedHill Group”) entered into an Asset Purchase Agreement (the “APA”) and related agreements with HCRM.  The APA provides for the sale of RedHill Group’s assets exclusively related to RedHill Group’s exploitation of Movantik® to an affiliate of HCRM in exchange for the extinguishment and termination of all Obligations (as defined in the Credit Agreement) (other than certain indemnification obligations), including the loans, all accrued and unpaid interest thereon, the revenue interest, the prepayments premiums and exit fees (the “Transaction”).  The related agreements, each dated as of February 2, 2023, include the Sixth Amendment to the Credit Agreement and Collateral Documents (the “Collateral Amendment”), the Escrow Agreement (the “Escrow Agreement”), the Transition Services Agreement (the “TSA”) and the Supply Agreement (the “Supply Agreement”).

Asset Purchase Agreement.  HCRM acquired all assets exclusively related to RedHill Group’s exploitation of Movantik® and, generally, assumed all liabilities related to the business arising after the Closing (as defined in the APA).  Pursuant to the Supply Agreement (described in more detail below), certain supply contracts will either be terminated or assigned to

Movantik Acquisition Co., an affiliate of HCRM (“Movantik Acquisition” or “Buyer”), after Closing.  The APA extinguishes all Obligations (other than certain indemnification obligations that survive under the Credit Agreement), including the loans, all accrued and unpaid interest thereon, the revenue interest, the prepayment premiums, and exit fees.

Collateral Amendment.  All Obligations under the Credit Agreement (including the loans, all accrued and unpaid interest thereon, the revenue interest, the prepayment premiums and exit fees) terminated as of the Closing (as defined in the APA), except for those obligations that are expressly intended to survive termination of the Credit Agreement, including certain indemnification obligations.  Upon Closing, collateral, consisting of (i) the Escrow Account, (ii) Talicia-related assets, (iii) Aemcolo-related assets and (iv) accounts receivable related to Movantik® accrued as of the Closing, continues to secure “Go-Forward Obligations” consisting of indemnification obligations under the APA and the Credit Agreement and scheduled pre-closing liabilities relating to Movantik®. The value of such liens and security interests are capped at the value of our pre-closing liabilities relating to Movantik®, and all such liens and security interests will be fully released upon the first to occur of (i) the payment of scheduled pre-closing liabilities related to Movantik® other than certain specified long-dated liabilities and (ii) the first date 90 days after Closing on which RedHill Israel has at least $16.9 million in cash and cash equivalents on hand.  Both HCRM and its affiliates and RedHill Group provided each other with a broad release of any claims they have against each other arising prior to Closing.

Escrow Agreement. At the Closing, Buyer deposited approximately $16,000,000, which was equal to the amount of cash collateral against which HCRM exercised remedies under the Credit Agreement, into an escrow account (the “Escrow Account”) overseen by the Bank of New York Mellon, acting as an escrow agent (the “Escrow Agent”).  Additionally, from and after the Closing, RedHill U.S. is required to deposit all cash received from accounts receivable related to Movantik accrued as of the Closing of the APA into the Escrow Account.  Funds from the Escrow Account can only be used to pay certain scheduled pre-closing liabilities related to Movantik® that are retained by RedHill U.S. under the terms of the APA.  RedHill U.S. and Buyer will established a “Joint Escrow Committee” to oversee the release of funds from the Escrow Account to pay the scheduled liabilities in an agreed order of priority.  Unless earlier terminated by mutual agreement of RedHill U.S. and Buyer, the Escrow Agreement will remain in effect until the time that all scheduled pre-Closing liabilities relating to Movantik® have been paid.  Upon termination of the Escrow Agreement, any residual escrow amounts will be released to RedHill U.S.

Transition Services Agreement.  RedHill U.S. agreed to provide Buyer certain services, including financial services, regulatory services, pharmacovigilance services, medical information services, quality assurance services, commercial services (including calls by sales agents), project management services, contract transfer services and supply chain services.  RedHill U.S. is obligated to provide such services in a manner substantially consistent with how such services were conducted by RedHill U.S. immediately prior to entering into the TSA and in each case substantially consistent with industry practices.  RedHill U.S. will receive payment of fees for each service type, calculated as a specified FTE rate plus out-of-pocket costs and pass-through costs incurred during the term of the TSA in which services are provided, in addition to certain pre-determined milestone payments. Each service will be provided for a maximum of one year, unless RedHill U.S. and Buyer mutually agree to extend the term. Starting 90 days after Closing (as defined in the APA), Buyer may terminate the TSA or a portion of the services provided thereunder on 30 days’ prior written notice.

Supply Agreement.  RedHill U.S. will facilitate supply of Movantik® from third-party suppliers at cost to Buyer on Buyer’s behalf in order to provide Buyer with the opportunity to establish, with the assistance of RedHill U.S., its own manufacturing capabilities and supply chain for Movantik.  After a period of 90 days after Closing (as defined in the APA), RedHill U.S. will either assign to Buyer or terminate certain scheduled supply contracts with such third-party suppliers (the “Assigned Supply Contracts”).  RedHill U.S.’s liability for any loss or damage to any supplied product, any shortfalls or any non-conforming supplied product is limited to the amounts RedHill U.S. actually recovers under RedHill U.S.’s supply contracts. The Supply Agreement will continue until May 3, 2023, unless RedHill U.S. and Buyer mutually agree to extend the term. Although an agreement has not been reached, RedHill U.S. and Buyer may agree to extend this agreement.

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

Expanded Access Program (EAP)

We have adopted an Expanded Access Program (“EAP”), allowing patients with life-threatening diseases potential access to our investigational new drugs that have not yet received regulatory marketing approval. Expanded access (sometimes referred to as “compassionate use”) is possible outside of our clinical trials, under certain eligibility criteria, when a certain investigational new drug is needed to treat a life-threatening condition and when there is some clinical evidence suggesting that the drug might be effective for that condition. Patients who qualify for our EAP do not meet the eligibility criteria or are incapable of participating in our clinical trials for such therapeutic candidate or there is no clinical trial accessible to such patients. Following the adoption of the program, we continue to receive patient requests to obtain access to our investigational drugs. Subject to the evaluation of eligibility and all other necessary regulatory, reporting and other conditions and approvals required in all relevant jurisdictions, we provide certain patients with access to an investigational new drug under the EAP.

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

Patents and Patent Applications

We have rights, either through assignment, asset purchase or in-licensing, to a total of approximately 415 issued patents and 90 patent applications. The patents and patent applications are registered in the U.S. and other key jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

The patent positions of companies such as ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

Talicia®

The patent portfolio protecting Talicia® currently includes six U.S. patents, two pending U.S. patent applications, and over 20 foreign patents and patent applications. The patents currently provide patent protection through 2034. The Orange Book currently lists five U.S. patents.

Aemcolo®

This patent portfolio was in-licensed by us from Cosmo Technologies Ltd. as part of our license agreement for Aemcolo®. The U.S. patent portfolio consists of four issued patents and one pending patent application. The four issued patents protect the commercial product and its approved method of use. The Orange Book currently lists four U.S. patents.

RHB-104 – Inflammatory Bowel Disease

The patent portfolio protecting RHB-104 and its use in treating inflammatory bowel disease currently includes nine U.S. patents, and 33 foreign patents and patent applications, providing patent protection through 2029.

We have also in-licensed U.S. Patent No. 7,867,704 from The University of Minnesota entitled “Mycobacterial Diagnostics”, expiring in  2026. The acquired diagnostic technology is intended for the detection of Mycobacterium avium subspecies paratuberculosis (MAP) bacterium.

RHB-104 – Multiple Sclerosis (“MS”)

The patent portfolio protecting the use of RHB-104 for treating relapsing-remitting multiple sclerosis includes one U.S. patent and over 20 foreign patents and patent applications, providing patent protection through 2032.

RHB-204 – Nontuberculous Mycobacterium (NTM) Infections

The patent portfolio protecting RHB-204 currently includes one U.S. patent, one pending U.S. patent application, and 15 pending international patent applications.

RHB-102 (Bekinda®) - Gastritis, Gastroenteritis and IBS-D

The patent portfolio protecting RHB-102 (Bekinda®) and its use currently includes three U.S. patents and over 30 foreign patents and patent applications, providing patent protection through 2034.

RHB-106 - Bowel Preparation

The patent portfolio protecting RHB-106 and its use currently includes three issued U.S. patents, and 16 foreign patents, providing patent protection through 2033.

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

The patent portfolio covering opaganib includes four U.S. patents, one pending U.S. patent application, and over eighteen foreign patents and patent applications, providing patent protection through 2028.

A new patent family seeking to protect the use of opaganib plus checkpoint inhibitors to treat cancer is pending in the U.S. as well as 15 foreign jurisdictions. If patents are granted, it will provide protection for the combination treatment through 2040.

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

SARS-CoV-2

This patent portfolio covers the use of opaganib and RHB-107 for treating or preventing coronavirus infections. The portfolio currently consists of four issued U.S. patents, three pending U.S. patent applications and eleven pending international patent applications, providing patent protection through 2041.

RHB-108 – Combination Cancer Therapy

RedHill has also pursued patent protection in cancer therapy for various combination of drugs with different mechanisms of action which achieve synergistic effects. Currently, the portfolio includes three U.S. patents, one pending U.S. patent application, two issued patents in Japan and Mexico and four foreign pending patent applications.

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

In March 2022, we entered into an operating lease agreement for the U.S. offices we use. The agreement will expire on July 31, 2034. The projected yearly rental expenses for the first four years are approximately $400,000 per year and for the next 8 years are approximately $900,000 per year.

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

We are currently focused primarily on the commercialization in the U.S. of the GI-related products, Talicia® (omeprazole, amoxicillin, and rifabutin) and Aemcolo® (rifamycin). Until its sale on February 2, 2023, we also commercialized Movantik® (naloxegol).

In addition, we continue to develop our pipeline of clinical-stage therapeutic candidates, including, among others, opaganib and RHB-107 (upamostat), as potential treatments for COVID-19, and RHB-204, as a potential treatment of pulmonary nontuberculous mycobacteria (NTM) disease caused by MAC. We look for opportunities to leverage our commercial presence and capabilities in the U.S. to support the potential future launch of our therapeutic candidates currently under development, if approved by the FDA, or any FDA-approved products that we may acquire the rights to in the future.

Our therapeutic candidates are designed to exhibit greater efficacy and/or provide improvements over existing treatments in various ways, including by one or more of the following: by improving their effectiveness in treating an unmet medical need, improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage. Our current pipeline consists of five therapeutic candidates, most of which are in late-stage clinical development.

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

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans, our strategic collaboration with Cosmo and revenues from our commercial activity. As of December 31, 2022, we had approximately $36.1 million of cash, cash equivalents, short-term investments and restricted cash.

Sale of Rights in Movantik® and Extinguishment of our Debt Obligations under the Credit Agreement with HCRM

On February 23, 2020, we, through RedHill U.S., entered into a credit agreement (the “Credit Agreement”) with HCRM, and the lenders from time to time party thereto. Pursuant to the terms of the Credit Agreement, RedHill U.S. received a $30 million loan following the signing of the Credit Agreement. An additional $50 million tranche was used to fund the acquisition of rights to Movantik® from AstraZeneca. On February 2, 2023, we sold our rights in Movantik® to an affiliate of HCRM and in connection therewith our debt obligations under the Credit Agreement were extinguished.  In connection with this sale, RedHill U.S. retained substantially all pre-closing liabilities relating to Movantik, and $16 million of our cash was deposited into the escrow account to pay pre-closing liabilities related to Movantik®.

Following the sale of our rights to Movantik, we have lost our primary revenue source, and our ability to operate as a financially viable commercial business has been significantly more difficult. We are working to replace Movantik® with another commercial product, either internal or external, but this may not occur, and we may never achieve levels of revenue we have achieved through Movantik. We also lost economies of scale in our commercial operations that we were able to benefit from by having Movantik® as a core commercial product.

In addition, in connection with the sale of Movantik®, the obligation to pay indemnification obligations and scheduled pre-closing liabilities are Movantik are secured by a lien on Talicia® and Aemcolo®-related assets. If we are not able to satisfy such payment obligations, and HCRM forecloses on these assets, we will lose our remaining source of revenue, assuming we are not able to replace Movantik® with another commercial product.  Our financial statements include a going concern reference.  We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms and/or replace Movantik® with another commercial product on a timely basis, we may need to cease operations.  Management has substantial doubt about our ability to continue as a going concern.

Description of our Products

The following is a description of our three current commercial products and five therapeutic candidates, most in late-stage clinical development:

Commercial Products

Movantik® is a proprietary once-daily oral peripherally-acting mu-opioid receptor antagonist (PAMORA) approved by the FDA for the treatment of opioid-induced constipation (OIC) in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. We initiated the promotion of Movantik® in the second quarter of 2020. In April 2020, we acquired from AstraZeneca AB worldwide rights (excluding Europe, Canada and Israel) to commercialize and develop Movantik® (naloxegol) pursuant to a license agreement, dated February 23, 2020, (the "AstraZeneca License Agreement"), and in October 2020 we obtained the rights to commercialize and develop Movantik® in Israel. We initiated our U.S. commercialization activities for Movantik® in April 2020. In February 2023, we announced the extinguishment and termination of all our debt obligations to HCRM in exchange for the transfer of our rights in Movantik® (naloxegol) to Movantik® Acquisition.

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

Impact of COVID-19

We have experienced decreased commercial activities due to the various precautionary measures taken in the United States in order to limit the spread of SARS-CoV-2, which have affected the sales of some of our commercial products due to slower initiation of some promotional activities associated with a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force’s ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. In addition, there may be a negative impact on our business as a result of COVID-19 within our commercial organization, including reduction in our sales force. The ability to successfully commercialize Aemcolo® and Talicia® depends on in-clinic patient visits and the availability of diagnostics, both of which have been negatively affected by the pandemic, especially with respect to Aemcolo® and Talicia®, which we launched shortly before or at the time of the COVID-19 outbreak. In addition, the significant decrease in travel has significantly reduced the demand and sales of Aemcolo® for travelers’ diarrhea. We expect the decreased level of demand and sales of Aemcolo® to continue over the coming quarters due to the effects of the pandemic.

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

Components of Statements of Comprehensive Loss

Revenues

In 2022, 2021 and 2020, revenues consisted of revenues with respect to commercialization and licensing of our commercial products.

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

A.          Operating Results

History of Losses

Since inception in 2009, we have generated significant losses in connection with the research and development of our therapeutic candidates and from our commercial operations. We may continue to incur additional losses, which may be substantial over the next several years, as our commercial operations are expected to continue to expand. We also expect to continue and expand our research and development activities and commercial activities over time and this will require further resources. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain substantial additional funds. As of December 31, 2022, we had an accumulated deficit of approximately $433.9 million.

We expect to continue to fund our operations over the next several years through revenues generated from the commercialization of our commercial products, public or private equity offerings, debt financings, non-dilutive financings, including government grants, commercialization of our therapeutic candidates, if approved, or products we may commercialize or promote in the future.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During 2022, our net cash used in operating activities was $29.2 million leaving a cash balance of $36.1 million, including $16.0 million of restricted cash under the Credit Agreement, for which HCRM has exercised control rights and to which we do not currently have access, as of December 31, 2022. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. Our operational costs include the payment of substantially all pre-closing liabilities relating to Movantik, which our subsidiary, RedHill U.S., retained under our agreement with HCRM for the extinguishment of all our debt obligations under the Credit Agreement in exchange for the transfer of our rights in Movantik® to an affiliate of HCRM.  See “See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Term Loan Facility”. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

Following the sale of our rights to Movantik, we have lost our primary revenue source, and we are working to replace Movantik® with another commercial product.  Substantially all of our operating losses result from expenses incurred in connection with our commercial activities and from general and administrative costs associated with our operations.

We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms, we may need to cease operations. There are no assurances that we willould be able to raise significant additional capital on terms favorable to us or at all, particularly given the current difficult conditions in the capital markets and very low market capitalization which makes it more difficult to raise significant amounts of capital. In addition, following the sale of our rights to Movantik®, we have lost our primary revenue source and our ability to operate as a financially viable commercial business has been significantly more difficult. See “ - Following our sale of our rights to Movantik®, our revenue, business’ size and scope, market share and opportunities in certain markets, or our ability to compete in certain markets and therapeutic categories is reduced”.  If we are unsuccessful in achieving sufficient commercial sales of our products, including replacing Movantik® with another commercial product on a timely basis, or in raising sufficient capital, we will need to reduce activities and curtail or cease operations.

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

The Company reports on revenue and segment Adjusted EBITDA. The CODM does not review assets by operating segment. Adjusted EBITDA represents net loss before depreciation, amortization, and financial expenses (income), adjusted to exclude share-based compensation and the Aemcolo® intangible asset impairment.

The following table presents segment profitability and a reconciliation to the consolidated net loss and comprehensive loss for the periods indicated:

	Year Ended December 31,
	2022	2021	2020

	U.S. dollars in thousands
Commercial Operations Segment Adjusted EBITDA	(16,595)	(15,527)	(27,236)
Research And Development Adjusted EBITDA	(12,420)	(37,247)	(23,501)
Financial expenses (income), net	28,825	16,609	12,489
Share-based compensation to employees and service providers	5,675	10,212	4,202
Depreciation	2,136	1,914	1,710
Amortization and impairment of intangible assets	6,018	16,235	7,035
Consolidated Comprehensive loss	71,669	97,744	76,173

Except for $2 million licensing revenues reported in the year ended December 31, 2022, which are allocated to the Research and Development segment, all of the Company’s revenues are allocated to the Commercial Operations segment.

Comparison of the Year Ended December 31, 2022, to the Year Ended December 31, 2021

Net Revenues

Net Revenues for the year ended December 31, 2022, were $61.8 million, compared to $85.8 million for the year ended December 31, 2021. The difference is attributable to an increase in units sold, along with greater increased gross-to-net allowances mainly related to Movantik®.

Cost of Revenues

Cost of Revenues for the year ended December 31, 2022, was $33.3 million, compared to $49.4 million for the year ended December 31, 2021. The decrease is mainly attributable to the implementation of cost reduction measures and goes hand-in-hand with the reduction in revenues.

Gross Profit

Gross Profit for the year ended December 31, 2022, was $28.5 million, compared to $36.4 million for the year ended December 31, 2021. The difference is mostly attributable to a $9 million impairment related to Aemcolo recognized in 2021 and in line with the difference in net revenues.

Research and Development Expenses

Research and Development Expenses were $7.3 million for the year ended December 31, 2022, as compared to $29.5 million for the year ended December 31, 2021. The difference is attributable to the ongoing optimization of R&D costs and completion of components of the opaganib and RHB-107 development programs.

Selling, Marketing and General and Administrative Expenses

Selling, Marketing and General and Administrative Expenses for the year ended December 31, 2022, were $64.0 million, as compared to $88.0 million for the year ended December 31, 2021. The difference is mainly attributable to various cost-control measures implemented during the period.

Operating Loss

Operating Loss for the year ended December 31, 2022, was $42.8 million, compared to $81.1 million for the year ended December 31, 2021. The difference is primarily attributable to a reduction in operating expenses.

Financial Expenses, net

Financial Expenses, net for the year ended December 31, 2022, was $28.8 million, compared to Financial Expenses, net of $16.6 million for the year ended December 31, 2021. The increase was mainly attributed to interest and royalty expenses related to the debt financing with HCRM entered into effect at the end of the first quarter of 2020.

Comparison of the Year Ended December 31, 2021, to the Year Ended December 31, 2020

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

B.          Liquidity and Capital Resources

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans and revenues from our commercial activity. Other potential sources of liquidity in the future may include government grants or subordinated indebtedness, or other non-dilutive financings. As of December 31, 2022, we had approximately $36.1 million of cash, cash equivalents, short-term investments and restricted cash.

Through our U.S. subsidiary, we currently commercialize Talicia® and Aemcolo®. However, our ability to generate profits from the commercialization of our commercial products still remains uncertain. To date, our commercial operations are still generating operational losses. Other than Talicia®, our therapeutic candidates are in research and development stage, and therefore do not yet generate revenues except for an upfront payment of $2 million received in April 2022 in connection with our grant of the exclusive rights to commercialize Talicia® in the UAE to Gaelan Medical Trade LLC. See “Item 4.

Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement with Gaelan Medical Trade LLC”.

Until its sale to HCRM on February 2, 2023, we also commercialized Movantik® (naloxegol). Following this sale, we have lost our primary revenue source which will make it more difficult for us to satisfy our payment obligations.  In addition, if we are not able to satisfy our payment obligations to HCRM incurred in connection with the sale of Movantik®, and HCRM forecloses on the lien on Talicia® and Aemcolo®-related assets, which currently secure these payment obligations, we will lose our remaining source of revenue, assuming we are not able to replace Movantik® with another commercial product.  See “- Sale of Rights in Movantik® and Extinguishment of our Debt Obligations under the Credit Agreement with HCRM”.

Financing Activities

During the year ended December 31, 2022, we sold 20,912 of our ADSs under the at-the-Market (ATM) program for total gross proceeds of approximately $2.0 million, leaving an available balance under the ATM program of approximately $97.4 million.

On May 11, 2022, we issued in a private placement a total of (i) 126,491 ADSs at a purchase price of $56.8 per ADS, (ii) pre-funded warrants to acquire 137,591 ADSs at an exercise price of $0.04 per ADS at a purchase price of $56.76 per pre-funded warrant and (iii) in a concurrent private offering, warrants to acquire 330,106 ADSs in the aggregate at a purchase price of $59.2 per ADS. The gross proceeds were approximately $15 million, before fees and expenses. The warrants are exercisable six months after the issuance date and have a term of five and one- half years.

On November 3, 2022, we received a termination notice from SVB Securities LLC (“SVB Securities”), with respect to itself, in connection with the Sales Agreement, which enables us to sell ADSs under our at-the-market facility, dated July 29, 2022, by and among the Company, SVB Securities and Cantor Fitzgerald & Co.

On December 6, 2022, we closed an underwritten offering of 800,000 units/ pre-funded units, each consisting of (a) one ADS (or one pre-funded warrant to purchase one ADS in lieu thereof) and (b) one warrant to purchase one ADS at a price to the public of $10.0 per unit (or $9.96 per pre-funded unit after reducing $0.04 attributable to the exercise price of the pre-funded warrants), for total net proceeds of approximately $8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

On November 18, 2021, we closed an underwritten offering of 117,150 ADSs. The underwriter purchased our ADSs at a price of $128.04 per ADS, for total net proceeds of approximately $14.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

On March 4, 2021, we closed an underwritten offering of 116,185 ADSs at a public offering price of $320.0 per ADS, for total net proceeds of approximately $34.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, including the exercise by the underwriter of its overallotment option.

Revenues generated from our U.S. commercial activities were approximately $60.3 million for the year ended December 31, 2022, and approximately $85.8 million for the year ended December 31, 2021.

On January 14, 2021, we closed an underwritten offering of 79,719 ADSs at a public offering price of $313.6 per share, for total net proceeds of approximately $23.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

Term Loan Facility

On February 23, 2020 (the “Credit Agreement Closing Date”), we, through our wholly-owned subsidiary, RedHill U.S., entered into a credit agreement (the “Credit Agreement”) with HCRM, as Administrative Agent (“HCRM”), and the lenders from time to time party thereto. Pursuant to the terms of the Credit Agreement, RedHill U.S. received a $30 million loan following the signing of the Credit Agreement (the “Tranche A Loan”). An additional $50 million tranche was used to fund the acquisition of rights to Movantik® from AstraZeneca (together with the Tranche A Loan, the “Loans”). On February 2, 2023, we sold our rights in Movantik® to an affiliate of HCRM and in connection therewith our debt obligations under the Credit Agreement were extinguished.  See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM.”

The Loans bore interest at an annual rate equal to the 3-month LIBOR rate plus 8.20% which was to 6.7% starting April 1, 2021, with a 1.75% 3-month LIBOR floor. The principal and interest under the Credit Agreement were payable quarterly in arrears on the last day of each March, June, September, and December (each an “HCRM Payment Date”). The Loans was due to mature on February 23, 2026 (the “Term Loan Maturity Date”), at which time, if not earlier repaid in full, the outstanding principal amount of the Loans, together with any accrued and unpaid interest, was to be due and payable in cash. Upon the prepayment or repayment of all or any portion of the Loans, RedHill U.S. was to pay to the lenders under the Credit Agreement an exit fee in an amount equal to 4% of the aggregate principal amount of the Loans prepaid or repaid on such date. Pursuant to the Credit Agreement, HCRM received a royalty of 4% (on up to $75 million of our annual net revenues (the “Revenue Interest”). Payments of Revenue Interest was to be made quarterly in arrears for nine years, beginning with the first fiscal quarter of 2021.

Pursuant to the terms of the Credit Agreement, on each HCRM Payment Date beginning with March 2023 (the “Amortization Date”) through and including the Term Loan Maturity Date, RedHill U.S. was to repay the Loans in equal installments.

We were permitted to prepay the Loans at any time, subject to certain prepayment premiums, and, for certain prepayments,  required interest payments that would have been due on the principal amount of such Loans prepaid through and including the third anniversary of the applicable borrowing date for such Loans.

We also entered into a Security Agreement, a Pledge Agreement, an Israeli-law governed Fixed Charge Debenture and an Israeli-law governed Floating Charge Debenture in favor of HCRM, pursuant to which our obligations under the Credit Agreement (and those of RedHill U.S.) are secured by a pledge of all of our holdings of the capital stock of RedHill U.S., substantially all of the assets of RedHill U.S., and all of our assets relating in any material respect to Talicia®.  Upon closing of the sale of Movantik® to an affiliate of HCRM and the simultaneous extinguishment of debt obligations under the Credit Agreement, these collateral documents continued in effect were amended to provide HCRM with security interests in (i) the Escrow Account, (ii) Talicia-related assets, (iii) Aemcolo-related assets and (iv) accounts receivable related to Movantik® accrued as of the Closing (as defined in the APA) to secure “Go-Forward Obligations” consisting of indemnification obligations under the APA and the Credit Agreement and scheduled pre-closing liabilities relating to Movantik®. The value of such liens and security interests are capped at the value of the scheduled pre-closing liabilities relating to Movantik®, and all such liens and security interests will be fully released upon the first to occur of (i) the payment of the scheduled pre-closing liabilities related to Movantik® other than certain specified long-dated liabilities and (ii) the first date 90 days after Closing on which RedHill Israel has at least $16.9 million in cash and cash equivalents on hand.

The Credit Agreement contained certain affirmative covenants and certain negative covenants barring us and our subsidiaries from (with limited exceptions) taking certain actions. The Credit Agreement also contained a financial covenant requiring us to maintain a minimum level of cash liquidity of $16 million, a covenant requiring us to maintain minimum net sales of $90 million for each 4-quarter period beginning on June 30, 2021, and a covenant requiring us to have a minimum of 119 sales representatives for our commercial products.

On June 17, 2022, the Credit Agreement was amended to reduce the minimum net sales requirement to $75.0 million for the trailing four quarter periods ending on June 30, 2022, and September 30, 2022, with a 0.5% increase in interest rate in these quarters. Redhill Inc. is also required to maintain minimum net sales of $14 million for Movantik® each fiscal quarter starting the fiscal quarter ending June 30, 2022.

On September 13, 2022 we received a notice of events of default and reservation of rights letter (the “Notice”) from HCRM. The Notice asserted that certain events of default occurred as a result of alleged breaches by RedHill U.S. of its representations and warranties and financial covenants under the Credit Agreement. As a result of the alleged events of default, the Notice provided that the outstanding obligations under the Credit Agreement bore interest at the default rate prescribed therein and that the lenders may accelerate the obligations under the Credit Agreement.

On September 29, 2022, HCRM exercised its rights under a Deposit Account Control Agreement to take control of RedHill U.S.’s account at PNC Bank, National Association (“PNC”).  HCRM then instructed PNC to wire $16 million (the “Funds”), which is equivalent to the minimum cash required under the Credit Agreement, from the PNC account to an account held by HCRM.  HCRM acknowledged that, despite receipt of the Funds in an account held in HCRM’s name, the Funds remain the property of RedHill U.S. and are held merely as security for RedHill U.S.’s obligations under the Credit Agreement.

On February 2, 2023, we reached an agreement with HCRM for the extinguishment of all our debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of our rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. HCRM assumed substantially all post-closing liabilities relating to Movantik®, with RedHill U.S. retaining substantially all pre-closing liabilities relating to Movantik. The estimated pre-closing liabilities relating to Movantik® as of the closing date of the transaction are estimated to be approximately $51 million. To fulfill this obligation, an escrow account was established, utilizing the remaining accounts receivable related to Movantik that totals around $32 million, in addition to $5.3 million of restricted cash, and other available resources as required. In this connection, the $16 million against which HCRM exercised remedies under the Credit Agreement was deposited into the escrow account. See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM.”

Additional Cash Requirements

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

In addition, we have future obligations to purchase API, bulk tables and finished goods with respect to Talicia® for an aggregate purchase price of $10 million until 2024 in the ordinary course of business. We expect to purchase the inventory in the regular course of business as part of our ongoing commercialization of Talicia®.

We continue to have negative cash flows from operations, and our ability to generate sufficient revenues for our operations is significantly limited unless we are successful in replacing Movantik® with another commercial product. We estimate that so long as sufficient revenues to sustain our business operations including to pay the pre-closing obligations of Movantik as described above, are not generated from our  remaining commercial products, we will need to raise substantial additional funds in order to satisfy our payment obligations and continue as a going concern, as our current cash and short-term investments are not sufficient to continuously fund our commercial operations and satisfy our payment obligations. We may also be forced to significantly reduce our operations, which may have a material adverse effect on our reputation, business, financial condition or results of operations.

However, additional financing may not be available on acceptable terms, if at all, including due to the difficult conditions in the capital markets, particularly with respect to securities of biopharmaceutical companies on the U.S. stock exchanges, including the ADSs, and due to the very low market capitalization which makes it more difficult to raise significant amounts of capital. If we are not able to maintain compliance with Nasdaq’s continued listing requirements this would also adversely affect our ability to raise capital.

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

Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for the year ended December 31, 2022, was $29.2 million, compared to $65 million for the year ended December 31, 2021. The difference is attributable to the completion of clinical trials, mainly with respect to COVID-19, which enabled us to spend less cash, as well as various cost reduction measures around our commercial operations.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities for the year ended December 31, 2022, was $11.5 million, comprised primarily of proceeds from equity offerings, which took place in May 2022 and December 2022, offset by payments in respect of intangible assets. Net Cash Provided by Financing Activities for the year ended December 31, 2021, was $73.5 million, primarily from public offerings, strategic investment by Kukbo, utilization of at-the-market facility and exercise of options.

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2022.

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

Recognition and Measurement of Allowance for Rebates and Patient Discount Programs

We offer various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. Rebates and discounts provided to the wholesalers and to the patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate and discount programs at the time the revenues are recognized. The main estimates used in recognizing and measuring this allowance relate to the amount of products sold to customers not yet prescribed to patients (units “in the channel”) and projected duration of the Company to sell the units in the channel. We periodically evaluate our estimates against actual results and, if necessary, updates the estimates accordingly.

Impairment Reviews of Intangible Research and Development Assets

We review annually or when events or changes in circumstances indicate the carrying value of the research and development assets may not be recoverable.

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using our estimated post-tax weighted average cost of capital (“WACC”) which is 15.9%.

The main estimates used in calculating the recoverable amount include: outcome of the therapeutic candidates research and development activities; probability of success in gaining regulatory approval, size of the potential market and our asset’s specific share in it and amount and timing of projected future cash flows.

Estimated Useful Life of the Acquired Assets in the Movantik® acquisition

In connection with the agreements mentioned in Note 14 of our consolidated financial statements, we accounted for the acquisition of rights to Movantik® as an asset acquisition. Since all acquired assets are intended to generate revenues from sales of Movantik® and have a similar useful life, the Company attributed this consideration to a single intangible asset representing the acquired rights to Movantik®. The Company determined the asset’s useful life, over which the asset will be amortized on a straight-line from its acquisition. The main estimate used in determining the useful life was the anticipated duration of sales of the product after its expected patent expiration. During 2021, as a result of reaching a litigation settlement related to Movantik®’s IP, the Company has re-estimated the useful life of these assets to be 12.5 years from the date of acquisition. On February 2, 2023, we sold our rights in Movantik® to HCRM. See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM.”

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management1

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position(s)
Executive Officers
Dror Ben-Asher	57	Chief Executive Officer and Chairman of the Board of Directors
Micha Ben Chorin (1)	54	Chief Financial Officer
Reza Fathi, Ph.D.	68	Senior Vice President Research and Development
Gilead Raday	48	Chief Operating Officer
Adi Frish	53	Chief Corporate and Business Development Officer
Guy Goldberg	47	Chief Business Officer
Rick D. Scruggs	63	Chief Commercial Officer and Director
Razi Ingber (1)	39	VP Finance
Directors
Dr. Shmuel Cabilly (4)	73	Director
Eric Swenden (2) (4)	79	Director
Dr. Kenneth Reed (3) (4)	69	Director
Ofer Tsimchi (2), (3) (4)	63	Director
Alla Felder (2), (3), (4)	49	Director
(1)	Mr. Razi Ingber will become Chief Financial Officer on May 1, 2023 following the departure of Mr. Micha Ben Chorin as Chief Financial Officer.
(2)	Member of our audit committee; also serves as our financial statements committee.
(3)	Member of our compensation committee.
(4)	Independent director under Nasdaq Listing Rules.

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

Micha Ben Chorin has served as our Chief Financial Officer since January 2016 and will serve in that position until May 1, 2023, when his tenure will be terminated. From 2014 until 2016, Mr. Ben Chorin served as Chief Financial Officer of Pyramid Analytics a business intelligence (BI) software company. From 2009 until 2013, he served as CFO of Starhome B.V., a leading international roaming vendor, from 2005 until 2009 as CFO of Winetworks, a wireless operator, and from 1998 until 2005 Mr. Ben Chorin served as Chief Financial Officer at GVT (currently Telefonica Brazil). Mr. Ben Chorin holds a B.A. from Tel-Aviv University and is a Certified Public Accountant. On April 21, 2023, we announced the departure of Mr. Micha Ben Chorin as Chief Financial Officer, effective May 1, 2023, to pursue other career opportunities. He will remain with the Company on an advisory basis through the end of May 2023 and will be replaced as Chief Financial Officer by the Company's current Vice President, Finance, Mr. Razi Ingber.

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

Gilead Raday has served as our Chief Operating Officer since April 2016. From December 2012 until March 2016, Mr. Raday served as Senior Vice President Corporate and Product Development. From November 2010 to December 2012, Mr. Raday served as our Vice President Corporate and Product Development. From January 2010 until October 2010, Mr. Raday served as Interim Chief Executive Officer of Sepal Pharma Plc., an oncology drug development company, and from January 2009 to December 2009, he was an independent consultant, specializing in business development and project management in the field of life sciences. From 2004 to 2008, Mr. Raday was a partner in Charles Street Securities Europe, LLP, an investment banking firm, where he was responsible for the field of life sciences. Mr. Raday previously served on the boards of Sepal Pharma Plc., ViDAC Limited, Morria Biopharmaceuticals Plc., Vaccine Research International Plc., TKsignal Plc., and Miras Medical Imaging Plc. He received his M.Sc. in Neurobiology from the Hebrew University of Jerusalem, Israel, and an M.Phil. in Bioscience Enterprise from Cambridge University, U.K.

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

Razi Ingber has served as our Vice President, Finance since April 2022 and between February 2018 and March 2022 served in various financial positions at the Company. Mr. Ingber will become Chief Financial Officer on May 1, 2023 following the departure of Mr. Micha Ben Chorin as Chief Financial Officer. Mr. Ingber has extensive financial experience, specializing in financial reporting and accounting, financial planning, transactions and business analytics. Between 2011 and 2018, Mr. Ingber held several positions at PwC Israel, ultimately serving as an audit manager responsible for leading audit teams of several public and private companies. Mr. Ingber holds an M.A. and a B.A. from Tel-Aviv University and is a Certified Public Accountant.

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

Ofer Tsimchi has served as a director on our board of directors, a member of our audit committee and as the Chairman of our compensation committee since May 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Caesarstone Ltd, Danbar Group Ltd, and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

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

B.          Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2022, was approximately $3.7 million. Out of that amount $2.4 million was paid as salary, $0.78 million was attributed to the value of the RSUs granted to senior management and the directors during 2022, approximately $0.4 million was attributed to retirement plans and $0.1 million was attributed to other long-term benefits. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements and directors compensation arrangements and comply with our Compensation Policy for Executive Officers and Directors as approved by our shareholders (the “Compensation Policy”).

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2022. The compensation detailed in the table below refers to the actual compensation granted or paid to the director or officer during the year 2022.

			Value of Equity-
	Base Salary	Value of	Based
	or Other	Social	Compensation	All Other
Name and Position of Director or Officer	Payment (1)	Benefits (2)	Granted (3)	Compensation (4)	Total
Dror Ben-Asher, Chief Executive Officer, and Chairman of the Board of Directors (5)	600,960	119,498	130,500	14,136	865,094
Rick Scruggs, Chief Commercial Officer (6)	564,300	42,746	130,500	—	737,546
Micha Ben Chorin, Chief Financial Officer	342,805	89,856	104,945	21,544	559,150
Gilead Raday, Chief Operating Officer	356,453	67,388	110,569	21,544	555,954
Adi Frish, Chief Corporate and Business Development Officer	316,058	81,900	109,835	21,544	529,337
(1)	“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company’s Executive Officers and members of the board of directors for the year 2022. Messrs. Ben-Asher and Scruggs do not receive extra compensation for their service as members of the board of directors.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli and U.S. laws.
(3)	Consists of the fair value of the equity-based compensation granted during 2022 in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the RSUs. See “Item 6, Directors, Senior Management and Employees, E. Share Ownership” for further information regarding the RSUs.
(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), communication expenses, and basic health insurance.
(5)	Mr. Ben-Asher’s employment terms as the Company’s Chief Executive Officer provide that Mr. Ben-Asher is currently entitled to a monthly base gross salary of NIS 154,000 (approximately $43,762). Mr. Ben-Asher is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Ben-Asher is entitled to reimbursement of car-related expenses from the Company. Mr. Ben-Asher’s employment terms include an advance notice period of 12 months by the Company and 90 days by Mr. Ben-Asher. During such an advance notice period, Mr. Ben-Asher will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Ben-Asher’s employment is terminated in connection with a “change in control” he will be entitled to a special one-time payment equal to his then-current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 18. A “change in control” is defined under the change in control employee retention plan (the "CIC Plan") as follows: (1) the consummation of any merger, consolidation, reorganization, or similar transaction or series of related transactions of the Company with another entity, other than a merger, consolidation, reorganization, or similar transaction or series of related transactions which would result in the shareholders of the Company immediately preceding the transaction beneficially owning, immediately after the transaction, at least 50% of the combined voting power of the outstanding securities of the surviving or resulting entity (or its parent); (2) any “person” (as such term is used in Sections 13(d) and 14(d) of the U.S. Exchange Act of 1934 (“Exchange Act”)) or “group” (two or more persons acting as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of the applicable securities referred to herein) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then-outstanding voting securities; (3) the election of a board of directors over a three-year period or less, the majority of which is not supported by at least a majority of the then existing board of directors of the Company; or (4) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company (other than to an entity controlled by the Company).
(6)	Mr. Rick Scruggs' employment term as the Company's Chief Commercial Officer provide that Mr. Scruggs is currently entitled to a monthly base gross salary of approximately $41,800. Mr. Scruggs is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. Mr. Scruggs will be entitled to payment of severance in the amount of 12 months’ base salary at the time of termination in the event Mr. Scruggs’ employment is terminated without cause by the Company. Mr. Scruggs’s employment terms also include an advance notice period of 60 days by either party. During such an advance notice period, Mr. Scruggs will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Scruggs’s employment is terminated in connection with a “change in control” he will be entitled to a special one-time payment equal to his then-current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement, multiplied by 12. A “change in control” is defined in the same manner as defined for Mr. Ben-Asher as described in footnote (5) above.

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

Director Compensation

We currently pay our non-executive directors (i) an annual cash fee retainer of $32,000, (ii) a committee membership annual cash fee retainer of $10,000 to each Audit Committee member, $6,400 to each Compensation Committee member, and $1,200 to each Investment Committee member, and (iii) a committee chairperson annual cash fee retainer in an amount that is higher than the annual cash fee payable to other members of that committee (as described in clause (ii) above) by 50% to each of the Audit Committee and Compensation Committee chairs and by 10% to the Investment Committee chair (without duplication of the fees paid under clause (ii)).

Change in Control Retention Plan and Agreements; Severance Arrangements

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

Certain executives in the U.S. have employment agreements that provide for 12 months of severance pay upon termination from the Company without cause.   Severance pay is base pay only and does not include continuation of employee welfare benefits or bonus.  The aggregate estimated amount of such severance is approximately $2.8 million.

Compensation Policy

On May 13, 2022, our shareholders approved the Compensation Policy for our directors and officers in accordance with the Israeli Companies Law, pursuant to which we are required to determine the compensation of our directors and officers, and which must be approved by our shareholders every three years. The policy was previously approved by our board of directors, upon the recommendation of our compensation committee.

The Compensation Policy is in effect for three years from the 2022 annual general meeting. Our Compensation Policy principles were designed to grant proper, fair and well-considered remuneration to our officers, in alignment with our long-term best interests and overall organizational strategy. Part of the rationale is that our Compensation Policy should encourage our officers to identify with our objectives, and an increase in officer satisfaction and motivation should retain the employment of high-quality officers in our service over the long term.

C.         Board Practices

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than five persons and no more than eleven persons, including any external directors whose appointment is required by law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election (other than any director nominated for election by Cosmo pursuant to the Company’s subscription agreement with Cosmo, whose term of office may expire earlier depending on the beneficial ownership by the Cosmo investor of the Cosmo shares). This process continues indefinitely. A simple majority shareholder vote may elect directors for a term of less than three years in order to ensure that the three groups of directors have as equal a number of directors as possible as provided above. The directors of the first class, currently consisting of Eric Swenden and Ofer Tsimchi, will hold office until our annual general meeting to be held in the year 2024. The directors of the first class, currently consisting of Dr. Shmuel Cabilly and Rick Scruggs, will hold office until our annual general meeting to be held in the year 2023. The directors of the second class, currently consisting of Eric Swenden and Ofer Tsimchi, will hold office until our annual general meeting to be held in the year 2024. The directors of the third class, currently consisting of Dror Ben-Asher, Dr. Kenneth Reed and Alla Felder, will hold office until our annual general meeting to be held in the year 2025. The directors of the third class, currently consisting of Dr. Shmuel Cabilly and Rick Scruggs, will hold office until our annual general meeting to be held in the year 2023. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Independent and External Directors – Israeli Companies Law Requirements” below for a description of the adoption by the Company of the corporate governance exemptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, including with respect to external directors.

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

We have service contracts with two of our directors, Dror Ben-Asher and Rick Scruggs, that provide for benefits upon termination of their employment. For more information, see “Item 6. Directors, Senior Management and Employees – B. Compensation.”

In June 2022, our non-management directors voluntarily deferred 20% of their fees, which amounts may be fully or partially paid at a later date, subject to several conditions.  It was understood that we have no obligation to repay the deferred amounts and such deferred amounts will not be accrued in our accounting records.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is, among others, to examine whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an officer or a director, a relative of an interested party, or a relative of an officer or a director, nor may the internal auditor be our independent accountant or its representative. In January 2018, Ms. Sharon Cohen, Lead Engagement Partner, Head of LS & HC Industry at Deloitte Israel, was elected to serve as our internal auditor. In May 2023, Ms. Sharon Cohen is due to be replaced in her position as our internal auditor by a different partner of Deloitte Israel.

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

Pursuant to the Compensation Policy, we may obtain a directors’ and officers’ liability insurance policy, which would apply to our or our subsidiaries’ directors and officers, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy may not exceed $100 million; and (b) the purchase of such policy must be approved by the Compensation Committee (and, if required by law, by the board of directors) which shall determine that such policy reflects the current market conditions and that it does not materially affect the Company's profitability, assets or liabilities. In addition, pursuant to our Compensation Policy, should we sell our operations (in whole or in part) or in case of a merger, spin-off or any other significant business combination involving us or part or all of our assets, we may obtain a director’s and officers’ liability insurance policy (run-off) for our directors and officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term may not exceed seven years; (b) the coverage amount may not exceed $100 million. ; and (c) the purchase of such policy must be approved by the Compensation Committee (and, if required by law, by the board of directors) which shall determine that such policy reflects the current market conditions and that it does not materially affect the Company's profitability, assets or liabilities. The Compensation Policy is in effect for three years from the 2022 annual general meeting.

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

Letters of Indemnification

We may provide a commitment to indemnify in advance any director or officer of ours in the course of such person’s position as our director or officer, all subject to the letter of indemnification, as approved by our shareholders from time to time and in accordance with our articles of association. We may provide retroactive indemnification to any officer to the extent allowed by the Israeli Companies Law. As approved by our shareholders on May 13, 2022, the amount of the advance indemnity is limited to the higher of 25% of our then shareholders’ equity, per our most recent annual financial statements, or $10 million.

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

D.          Employees

As of December 31, 2022, we had 113 employees, of which 17 provide services in Israel and 96 in the U.S. In addition, we also receive services from 10 consultants, of which three are in the U.S., four in Canada and three in Israel.

	As of December 31,
	2022		2021		2020
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management and administration	15	—	17	—	15	—
Research and development	2	10	2	10	2	11
Commercial operations	96	—	182	—	165	—

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

E.          Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of April 21, 2023, of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. The information in this table is based on 1,179,708,894 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to RSUs that due to vest within 60 days of April 21, 2023 and to options held by that person that were currently exercisable at, or exercisable within 60 days of April 21, 2023. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but not the percentage ownership of any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class
Directors
Dr. Kenneth Reed (1)	8,442,450	*
Dr. Shmuel Cabilly (2)	5,652,070	*
Eric Swenden (3)	1,626,690	*
Ofer Tsimchi (4)	628,800	*
Alla Felder (5)	372,800	*
Executive officers
Dror Ben-Asher (6)	8,166,620	*
Reza Fathi, Ph.D. (7)	3,255,600	*
Adi Frish (8)	3,056,320	*
Gilead Raday (9)	2,893,600	*
Guy Goldberg (10)	2,534,000	*
Micha Ben Chorin (11)	2,556,000	*
Rick D. Scruggs (12)	2,820,400	*

All directors and executive officers as a group (12 persons)	42,005,350	3.87%
*	Less than 1.0%
(1)

Includes options to purchase 670,400 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between $194.8 and $280.0 per share and the options expire between 2023 and 2031. Number of shares beneficially held also includes shares held by family members.

(2)

Includes options to purchase 558,800 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2023 and 2031.

(3)

Includes options to purchase 488,800 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2023 and 2031.

(4)

Includes options to purchase 578,800 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between 194.8 and $283.2 per share and the options expire between 2024 and 2031.

(5)

Includes options to purchase 312,800 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2029 and 2031.

(6)

Includes options to purchase 4,481,200 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2023 and 2031.

(7)

Includes options to purchase 2,547,600 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between $194.8 and $283.2 per share, and the options expire between 2023 and 2031.

(8)

Includes options to purchase 2,337,200 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2023 and 2031.

(9)

Includes options to purchase 2,382,000 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between $$194.8 and $283.2 per share and the options expire between 2023 and 2031.

(10)

Includes options to purchase 2,140,800 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between $$194.8 and $283.2 per share, and the options expire between 2023 and 2031.

(11)

Includes options to purchase 2,037,200 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2023 and 2031.

(12)

Includes options to purchase 1,675,600 Ordinary Shares exercisable within 60 days of April 21, 2023. The exercise price of these options ranges between $264.8 and $280.0 per share and the options expire between 2023 and 2031.

Award Plans

Amended and Restated Award Plan

Our 2010 Amended and Restated Award Plan (2010) (“Award Plan”) provides for the granting of Ordinary Shares, ADSs, stock options under various tax regimes in Israel and the U.S., RSUs, restricted shares, and other share-based awards to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The Award Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable laws. As of April 21, 2023, there were 72,832,400 Ordinary Shares issuable upon the exercise or vesting of outstanding awards under the Award Plan and 538,811,919 Ordinary Shares available for future issuance under the Award Plan. Our Award Plan provides that the maximum number of Ordinary Shares that may be issued under the Award Plan will automatically be increased on January 1, April 1, July 1 and October 1 of each calendar year such that immediately following such increase the maximum number of Ordinary Shares that may be issued under the Award Plan will be equal to sixteen and a half percent (16.5%) of the number of outstanding Ordinary Shares on a fully-diluted basis on the last day of immediately preceding fiscal quarter.

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

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of April 21, 2023, by each person or entity known to beneficially own 5.0% or more of our outstanding Ordinary Shares. The information with respect to beneficial ownership of the Ordinary Shares is given based on information reported in such shareholder’s Schedule 13G, and if no Schedule 13G was filed, based on the information provided to us by the shareholders.

The information in this table is based on 1,179,708,894 Ordinary Shares outstanding (equal to 2,949,272 ADSs) as of such date. In determining the number of Ordinary Shares beneficially owned by a person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any Ordinary Shares subject to options or warrants held by that person that were currently exercisable at, or exercisable within 60 days of April 21, 2023. The Ordinary Shares issuable under these options and warrants are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options and warrants but not the percentage ownership of any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of Ordinary Shares.

	Number of
	Shares
	Beneficially	Percent of
	Held	Class
Armistice Capital LLC (1)	121,698,965	9.99%
Cosmo Pharmaceuticals N.V. (2)	69,000,010	5.85%
(1)	Consist of 83,200,000 ordinary shares. Based on information known to us and provided to us by the shareholder, Armistice Capital Master Fund Ltd. (the “Master Fund”), a Cayman Islands exempted company, also holds warrants and pre-funded warrants issued by us in May 2022 and March 2023. These warrants entitle the holder to purchase up to ADSs representing 1,728,842,250 of our ordinary shares on aggregate. Pursuant to the terms of these warrants, the reporting persons cannot exercise the warrants to the extent the reporting persons would beneficially own, after any such exercise, more than 9.99% of our outstanding ordinary shares. Consequently, as of the date of the event set forth above, the reporting persons were not able to exercise any of these warrants due to the blockers. The securities are directly held by the Master Fund, and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.
(2)	The address of Cosmo Pharmaceuticals N.V. is Riverside II, Sir John Rogerson’s Quay, Dublin, Ireland. Cosmo Technologies Ltd. a wholly-owned subsidiary of Cosmo Pharmaceuticals N.V., is the direct holder of 17,142,860 of the Ordinary Shares listed in the table.

On April 21, 2023, 10,198 ADSs (equivalent to 4,079,080 Ordinary Shares, or approximately 0.38% of our total issued and outstanding Ordinary Shares), were held of record by four record holders, of which two have a U.S. address. As of April 21, 2023, there was one shareholders of record of our Ordinary Shares who is located in Israel. The remaining ADSs are held by Cede & Co., the nominee of the Depositary Trust Company, which is a United States registered holder. The number of record holders is not at all representative of the number of beneficial holders of our ADSs or Ordinary Shares because many of the ADSs and Ordinary Shares are held by brokers or other nominees.

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

Legal Proceedings

From time to time, we may become a party to legal proceedings and claims in the ordinary course of business. On February 22, 2021, Aether Therapeutics Inc. (“Aether”) filed a complaint against RedHill U.S. in the United States District Court for the District of Delaware. We refer to this matter as the Aether Litigation. The complaint asserts that our marketing of the Movantik® product infringes certain U.S. Patents held by Aether (the "Aether Patents"). Aether has asserted the Aether Patents against other entities previously involved in the marketing of Movantik®. The complaint requests customary remedies for patent infringement. In November 2022, the Company and AstraZeneca signed a settlement agreement, according to which AstraZeneca will be solely responsible for any costs incurred in the defense of this litigation, including any settlement amounts, damages awarded, and legal fees.

On September 2, 2022, the Company filed a lawsuit against Kukbo CO. Ltd. (“Kukbo”) in a United States court as a result of Kukbo’s default in delivering to the Company $5 million under the Subscription Agreement, dated October 25, 2021, in exchange for ADSs, and a further payment of $1.5 million due under the Exclusive License Agreement, dated March 14, 2022. Kukbo thereafter filed counterclaims alleging breach of contract, misrepresentation and the breach of the duty of good faith and failure dealing. The Company has moved to dismiss Kukbo’s counterclaims, which motion remains pending. The Company strongly believes in the merits of its lawsuit against Kukbo and will continue to decisively pursue a favorable judgment.

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

B.         Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2022.

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

B.         Plan of Distribution

Not applicable.

C.         Markets

Our ADSs, each representing 400 Ordinary Shares and evidenced by an American depositary receipt, or ADR, are traded on the Nasdaq Global Market under the symbol “RDHL.” The ADRs were issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon.

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

Description of Securities

Ordinary Shares

Our registered share capital is NIS 100,000,000 divided into (i) 9,994,000,000 registered Ordinary Shares of NIS 0.01 par value each, and (ii) 6,000,000 preferred shares of NIS 0.01 par value each.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2022 tax year.

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

Qualified dividends received by non-corporate U.S. Holders will be subject to U.S. federal income tax at the preferential long-term capital gains rate of, currently, a maximum of 20%. Dividends distributed with respect to our Ordinary Shares or ADSs are qualified dividends only if we are treated as a “qualified foreign corporation” and such U.S. Holder has a holding period with respect to our Ordinary Shares or ADSs of at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. We are a “qualified foreign corporation” if we are not a PFIC for the year in which the dividend is paid or for the preceding taxable year and either (a) we are eligible for the benefits under the U.S.-Israel Double Tax Treaty or (b) the Ordinary Shares or ADSs are readily tradable on an established securities market in the U.S. As discussed below in “—Passive Foreign Investment Companies,” we do not anticipate being treated as a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable or future taxable years. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

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

For each taxable year in which we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” it receives and any gain it realizes from a sale or other disposition (including a pledge) of the Ordinary Shares or ADSs, unless it makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions it received during the shorter of the three preceding taxable years or its holding period for the Ordinary Shares or ADSs will be treated as an excess distribution. Under these special tax rules, if a U.S. Holder receives any excess distribution or realizes any gain from a sale or other disposition of the Ordinary Shares or ADSs:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in non-de minimis quantities on at least 15 days during each calendar quarter, or regularly traded on a qualified exchange or another market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on the NASDAQ Global Market and, accordingly, provided the ADSs are regularly traded, the mark-to-market election would be available to a U.S. Holder of ADSs if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the Ordinary Shares or ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns the Ordinary Shares or ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by a U.S. Holder. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Risk of Interest Rate Fluctuation and Credit Exposure Risk

At present, our credit and interest risk arise, cash and cash equivalents, deposits with banks and as well as accounts receivable. A substantial portion of our liquid instruments is invested in short-term deposits.

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

(A)         Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate on our assets and liabilities as of December 31, 2022:

	Income (loss) from			Income (loss) from
	change in exchange		Value	change in exchange
	rate (U.S. dollars		(U.S. dollars	rate (U.S. dollars
Sensitive instrument	in thousands)		in thousands)	in thousands)
	Down	Down		Up	Up
	2%	5%		5%	2%
Cash and cash equivalents	11	27	19,968	(27)	(11)
Bank deposits	3	8	165	(8)	(3)
Accounts receivable (except prepaid expenses)	8	20	1,878	(20)	(8)
Accounts payable and accrued expenses	(10)	(25)	(22,179)	25	10
Lease liability	(20)	(51)	(7,475)	51	20
Total loss	(8)	(21)		21	8

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable.

B.         Warrants and Rights

Not applicable.

C.         Other Securities

Not applicable.

D.         American Depositary Shares

Each of the American Depositary Shares, or ADSs, represents 400 Ordinary Shares. The ADSs trade on the Nasdaq Global Market.

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

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On the Credit Agreement Closing Date, we, through our wholly-owned subsidiary, RedHill U.S., entered into the Credit Agreement with HCRM, as Administrative Agent, and the lenders from time to time party thereto. Pursuant to the terms of the Credit Agreement, RedHill U.S. received a $30 million Tranche A Loan following the signing of the Credit Agreement. An additional $50 million tranche was used to fund the acquisition of rights to Movantik® from AstraZeneca.

On September 13, 2022, we received a notice of events of default and reservation of rights letter from HCRM (the “Notice”). The Notice asserted that certain events of default occurred as a result of alleged breaches by RedHill U.S. of its representations and warranties and financial covenants under the Credit Agreement. As a result of the alleged events of default, the Notice provided that the outstanding obligations under the Credit Agreement bore interest at the default rate prescribed therein and that the lenders may accelerate the obligations under the Credit Agreement. We disputed the alleged events of default asserted by HCRM and, on September 15, 2022, we sent a response letter to HCRM to this effect. While not asserted in the Notice, we acknowledged that we did not satisfy our obligation to deliver to HCRM its condensed consolidated interim financial statements as of June 30, 2022 within 60 days after the end of our fiscal quarter.

On September 29, 2022, HCRM exercised its rights under a Deposit Account Control Agreement to take control of RedHill U.S.’s account at PNC. HCRM then instructed PNC to wire $16 million (the “Funds”), which was equivalent to the minimum cash required under the Credit Agreement, from the PNC account to an account held by HCRM. HCRM acknowledged that, despite receipt of the Funds in an account held in HCRM’s name, the Funds remained the property of RedHill U.S. and were held merely as security for RedHill U.S.’s obligations under the Credit Agreement.

On November 14, 2022, we reached a non-binding agreement in principle with HCRM to transfer of our rights in Movantik® to HCRM in exchange for the extinguishment of all our obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement. While negotiating a definitive and binding agreement with HCRM, we did not maintain the minimum net sales covenant for Movantik® under the Credit Agreement for the trailing four fiscal quarters ending December 31, 2022, and we did not maintain minimum net sales convent for Movantik® under the Credit Agreement for the fourth fiscal quarter ending December 31, 2022. Additionally, we did not make either (i) the revenue interest payment due under the Credit Agreement on November 15, 2022 or (ii) the quarterly interest payment due under the Credit Agreement on December 31, 2022. These occurrences all constituted events of default under the Credit Agreement.

On February 2, 2023 we entered into an agreement with HCRM for the extinguishment of all our debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of our rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. HCRM assumed substantially all post-closing liabilities relating to Movantik®, with RedHill U.S. retaining substantially all pre-closing liabilities relating to Movantik®. In connection with this sale and extinguishment of debt, the $16 million against which HCRM exercised remedies under the Credit Agreement was deposited into an escrow account to pay pre-closing liabilities related to Movantik®. See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM.”

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures

We, together with the participation of our Chief Executive Officer and Chief Financial Officer,  performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Our disclosure controls and procedures are designed to ensure that information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report were not effective due to the material weakness described below.

We have restated our condensed consolidated interim financial statements as of and for the three months ended March 31, 2022, due to errors in the calculation of allowance for deductions from revenue which resulted in net revenues being overstated. Cost of revenues was adjusted accordingly.

Management has started to implement measures in order to fully remediate the deficiencies resulting in the material weakness.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment, management has concluded that our internal control over financial reporting was not effective as of December 31, 2022. Our auditor, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has provided an attestation report on our internal control over financial reporting, which is included herein. (See “– Attestation Report of Registered Public Accounting Firm.”)

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management has concluded that we did not maintain effective disclosure controls and procedures due to the material weakness in internal control over financial reporting which existed at that date, relating to lack of sufficient controls which impacted the calculation of allowance for deductions from revenues. We lacked enough financial reporting personnel with an appropriate level of knowledge, experience, and training commensurate with our financial reporting requirements. This control deficiency contributed to the fact that not all data and information available to us was taken into consideration.

These control deficiencies resulted in material misstatements of the consolidated financial statements as of March 31, 2022. Accordingly, our management has determined that these control deficiencies constitute material weaknesses.

Remediation Efforts

Our management, with the support of external experts, in collaboration with our internal auditor and with the oversight of the Audit Committee of the Board of Directors, has continued the process of remediating the material weakness. In connection with the remediation process, we have continued to make further progress in implementing the required changes to our internal control over financial reporting to remediate the material weaknesses described in this item. We are committed to maintain a strong internal control environment, including enhancing, training and supplementing the financial team by allocating additional resources and the provision of appropriate level of knowledge and experience in internal control over financial reporting requirements. Our actions to address the material weaknesses include:

●	Enhancing and supplementing the finance team with resources with knowledge and experience in internal control over financing reporting commensurate with our financial reporting requirements, including with responsibility for design and implementation of internal controls.
●	Designing and implementing additional formal policies, procedures and documentation to ensure transactions are properly initiated, recorded, processed, reported, appropriately authorized and approved, including enhancing our internal review procedures.

We believe we have made substantial progress in accordance with our remediation plan even though, the material weaknesses will not be considered remediated until we have completed implementing the necessary additional applicable controls  and operate with them for a sufficient period of time and that as follows, management has concluded, through testing, that these controls are operating effectively.

We cannot determine when our remediation plan will be fully completed, and we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts.

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

(d)Changes in Internal Control Over Financial Reporting

Other than the remedial measures we are currently in the process of implementing as described above, there were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2022, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2022	2021

	(U.S. dollars in thousands)
Audit fees (1)	382	258
Audit-related fees (2)	61	118
Tax fees (3)	2	7
Total	445	383
(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit-related fees relate to work regarding prospectus supplements and ongoing consultation.
(3)	Tax fees relate to tax compliance, planning, and advice.

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

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.            DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17.            FINANCIAL STATEMENTS

Not applicable.

ITEM 18.            FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.            EXHIBITS

See Exhibit Index on page [      ].

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

4.9	Form of Letter of Exemption and Indemnity adopted on June 22, 2022, as amended (unofficial English translation).

4.10	Amended and Restated Award Plan (2010).

4.11	Compensation Policy.

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

4.14†

Amendment #1 dated December 2, 2021, to the Exclusive License Agreement, dated October 17, 2019, by and between Registrant and Cosmo Technologies Ltd. (incorporated by reference to Exhibit 4.14 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2022).

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

4.18

Third amendment dated January 28, 2021, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto (incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

4.19

Fourth amendment dated July 22, 2021, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2022).

4.20

Fifth amendment dated June 17, 2022, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto (incorporated by reference to Exhibit 1 of the Form 6-K filed with the Securities and Exchange Commission on June 22, 2022).

4.21†

Sixth amendment dated February 2, 2023, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto.

4.22˄

Security Agreement, dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., and HCR Collateral Management, LLC (incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.23˄

Pledge Agreement, dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., and HCR Collateral Management, LLC (incorporated by reference to Exhibit 4.16 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2020).

4.24†

Termination Agreement, dated August 3, 2020, by and between RedHill Biopharma Inc. and Daiichi Sankyo Inc (incorporated by reference to Exhibit 4.26 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021).

4.25†	Asset Purchase Agreement, dated February 2, 2023, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc. and Movantik Acquisition Co.

8.1	Subsidiary List (incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2018).

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101

The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

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

Date: April 28, 2023

REDHILL BIOPHARMA LTD.

2022 CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of RedHill Biopharma Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of RedHill Biopharma Ltd. and its subsidiary (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the Company not designing and maintaining effective controls over the calculation of allowance for deductions from revenues. This matter is also described in the "Critical Audit Matters" section of our report.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit, and management expects that the Company will incur additional losses. Management believes that there is presently insufficient funding available to fund its activities for a period exceeding one year from the date of issuance of the consolidated financial statements. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the "Critical Audit Matters" section of our report.

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel,

P.O Box 7187  Tel-Aviv 6107120  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Recognition and measurement of allowance for certain rebates

As described above and in Note 2 to the consolidated financial statements, the Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients, of which the most significant are Managed Care (commercial rebates), Medicare Part D and Medicaid (and similar state programs). Rebates provided to patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate programs in accordance with the specific terms in the individual agreement, the estimated product in the channel and the projected duration of the Company to sell the units in the channel. The allowance reported as of December 31, 2022 for revenue deductions amounted to $47.9 million, with a significant portion relating to Managed Care, Medicare Part D, and Medicaid.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, developing an independent expectation of the allowance for Managed Care (commercial rebates), Medicare Part D and Medicaid (and similar state programs), using the terms of the specific rebates programs and the historical trend of actual rebates claims paid; comparing the independent estimate to management’s estimate recorded by the Company; and testing rebates claims processed by the Company, including evaluating those claims for consistency with the contractual and mandated terms of the Company’s arrangements.

Liquidity and capital resources

As described above and in Note 1 to the consolidated financial statements, the Company has an accumulated deficit and its activities have been funded primarily through offerings of the Company’s securities and borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, that will result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to fund its activities for a period exceeding one year from the date of issuance of the consolidated financial statements. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern.

The principal considerations for our determination that performing procedures related to the Company’s ability to continue as a going concern is a critical audit matter are the estimation and execution uncertainty regarding

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel,

P.O Box 7187  Tel-Aviv 6107120  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to fund its operations for at least a year from the date of issuance of the consolidated financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included, among others, testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least a year from the consolidated financial statements issuance date. This testing included testing the effectiveness of controls over management's liquidity assessment including the review of the inputs and assumptions used in this assessment. We assessed the appropriateness of forecast assumption by comparing prior period forecasts to actual results, comparing forecasted revenue to recent historical financial information, inquiring of management regarding the mitigating actions to reduce costs and manage cash flows and assessing whether the mitigating actions were within the Company's control, testing the underlying data generated to prepare the forecast scenarios and determined whether there was adequate support for the assumptions underlying the forecast, considering the terms of the Company's existing loans to obtain an understanding of the debt covenants, and evaluating management's analysis of the impact of the above assumptions on the forecasted cash flows. We assessed the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

April 27, 2023

We have served as the Company’s auditor since 2010.

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel,

P.O Box 7187  Tel-Aviv 6107120  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
	Note	2022	2021	2020

		U.S. dollars in thousands
NET REVENUES	19	61,800	85,757	64,359
COST OF REVENUES		33,337	49,406	36,892
GROSS PROFIT		28,463	36,351	27,467
RESEARCH AND DEVELOPMENT EXPENSES	20	7,279	29,498	16,491
SELLING AND MARKETING EXPENSES	21	35,442	55,623	49,285
GENERAL AND ADMINISTRATIVE EXPENSES	22	28,586	32,365	25,375
OPERATING LOSS		42,844	81,135	63,684
FINANCIAL INCOME		13,562	51	270
FINANCIAL EXPENSES		42,387	16,660	12,759
FINANCIAL EXPENSES, net	23	28,825	16,609	12,489
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR		71,669	97,744	76,173

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	25	0.12	0.21	0.21

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,	December 31,
	Note	2022	2021

		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	19,968	29,474
Bank deposits		15	8,530
Restricted cash	14	16,000	—
Trade receivables		34,521	31,677
Prepaid expenses and other receivables	6	4,387	4,661
Inventory	7	11,009	14,810
		85,900	89,152
NON-CURRENT ASSETS:
Restricted cash	14	150	16,169
Fixed assets	8	502	572
Right-of-use assets	9	6,692	3,651
Intangible assets	10	65,626	71,644
		72,970	92,036
TOTAL ASSETS		158,870	181,188

CURRENT LIABILITIES:
Account payable		4,230	11,664
Lease liabilities	9	1,032	1,618
Allowance for deductions from revenue	13	47,870	30,711
Accrued expenses and other current liabilities	12	17,949	20,896
Borrowing	14	115,216	—
Payable in respect of intangible assets purchase	15(5)(6)	11,157	16,581
		197,454	81,470

NON-CURRENT LIABILITIES:
Borrowing	14	—	83,620
Payable in respect of intangible assets purchase	15(5)(6)	—	3,899
Lease liabilities	9	6,443	2,574
Derivative financial instruments	4,17(b)(c)	2,623	—
Royalty obligation	15(3)	750	750
		9,816	90,843
TOTAL LIABILITIES		207,270	172,313

EQUITY (Capital Deficiency):	17
Ordinary shares		2,835	1,495
Additional paid-in capital		382,625	375,246
Accumulated deficit		(433,860)	(367,866)
TOTAL EQUITY (Capital Deficiency)		(48,400)	8,875
TOTAL LIABILITIES AND EQUITY (Capital Deficiency)		158,870	181,188

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity
				(Capital Deficiency)
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2020	962	267,403	(208,363)	60,002
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Share-based compensation to employees and service providers	—	—	4,202	4,202
Issuance of ordinary shares, net of expenses	84	23,783	—	23,867
Exercise of options into ordinary shares	*	52	—	52
Share-based compensation in consideration for intangible assets	8	1,906	—	1,914
Comprehensive loss	—	—	(76,173)	(76,173)

BALANCE AT DECEMBER 31, 2020	1,054	293,144	(280,334)	13,864

BALANCE AT JANUARY 1, 2021	1,054	293,144	(280,334)	13,864
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Share-based compensation to employees and service providers	—	—	10,212	10,212
Issuance of ordinary shares, net of expenses	424	78,113	—	78,537
Exercise of options into ordinary shares	17	3,989	—	4,006
Comprehensive loss	—	—	(97,744)	(97,744)
BALANCE AT DECEMBER 31, 2021	1,495	375,246	(367,866)	8,875

BALANCE AT JANUARY 1, 2022	1,495	375,246	(367,866)	8,875
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:
Share-based compensation to employees and service providers	—	—	5,675	5,675
Issuance of ordinary shares, net of expenses	1,326	7,393	—	8,719
Issuance of ordinary shares for vested RSUs	14	(14)	—	—
Comprehensive loss	—	—	(71,669)	(71,669)
BALANCE AT DECEMBER 31, 2022	2,835	382,625	(433,860)	(48,400)

*Less than a thousand

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021	2020

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(71,669)	(97,744)	(76,173)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	5,675	10,212	4,202
Depreciation	2,136	1,914	1,710
Amortization and impairment of intangible assets	6,018	16,235	7,035
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	33,151	5,366	6,032
Fair value (gains) on derivative financial instruments	(13,422)	—	—
Fair value (gains) losses on financial assets at fair value through profit or loss	—	5	94
Issuance costs in respect of warrants	958	—	—
Exchange differences and revaluation of bank deposits	(40)	118	101
	34,476	33,850	19,174
Changes in assets and liability items:
Decrease (increase) in trade receivables	(2,845)	(3,021)	(27,439)
Decrease (increase) in prepaid expenses and other receivables	274	860	(3,277)
Decrease (increase) in inventories	3,801	(8,285)	(4,644)
Increase (decrease) in accounts payable	(7,434)	111	7,369
Increase (decrease) in accrued expenses and other liabilities	(2,947)	(3,186)	19,335
Increase in allowance for deductions from revenue	17,159	12,368	17,076
	8,008	(1,153)	8,420
Net cash used in operating activities	(29,185)	(65,047)	(48,579)
INVESTING ACTIVITIES:
Purchase of fixed assets	(198)	(115)	(406)
Purchase of intangible assets	—	—	(53,368)
Change in investment in current bank deposits	8,500	(8,500)	10,200
Proceeds from sale of financial assets at fair value through profit or loss	—	475	7,925
Net cash (used in) provided by investing activities	8,302	(8,140)	(35,649)
FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of transaction costs	—	—	78,061
Proceeds from issuance of ordinary shares and warrants, net of expenses	23,806	78,536	23,867
Exercise of options into ordinary shares	—	4,006	52
Repayment of payable in respect of intangible asset purchase	(10,878)	(7,397)	—
Increase in restricted cash	—	—	(20,000)
Decrease in restricted cash	—	—	4,000
Payment of principal with respect to lease liabilities	(1,475)	(1,683)	(1,610)
Net cash provided by financing activities	11,453	73,462	84,370
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,430)	275	142
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(76)	(96)	130
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,474	29,295	29,023
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	19,968	29,474	29,295

SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	84	47	414
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	8,182	11,280	6,654
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	5,590	303	2,930
Decrease in lease liability (With corresponding decrease in right of use asset in an amount of $534) resulting from early termination of lease.	587	—	—
Purchase of an intangible assets posted as payable			24,619
Purchase of an intangible asset in consideration for issuance of shares	—	—	1,914

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

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these financial statements, the Company commercializes in the U.S., mainly Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company. As of December 31, 2022, the Company commercialized Movantik® in the U.S, for the treatment of opioid-induced constipation. See also note 27(a) regarding the transfer of the Company’s rights in Movantik® to HCR Collateral Management, LLC (“HCRM”) in exchange of all the Company’s debt obligations. The Company also continues to advance the development of part of its late-stage therapeutic candidates.
3) Through December 31, 2022, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities and senior secured borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business and support its indebtedness.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through other non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of any and all of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, that will result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year from the date of this filing. These conditions and events may cast significant doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Following the events of default under the Credit Agreement between RedHill Inc. and HCRM, and HCRM's right to proclaim acceleration of the Borrowing, as described in note 14 below, in February 2023, the Company, RedHill Inc. and HCRM have reached an agreement to extinguish all of RedHill Inc. debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of its rights in Movantik®. (See also note 14 below).

In the second half of 2022 the Company implemented a cost reduction plan which reduced the operational costs.

The COVID-19 pandemic has presented substantial public health and economic challenges around the world and specifically in the Company’s target markets in the U.S., affecting employees, patients, medical clinics, medical diagnosis, communities, and business operations. The Company took actions designed to mitigate the potential impact of the COVID-19 pandemic on its business operations and to date, the COVID-19 pandemic has not caused significant disruptions to the supply chain and the Company has sufficient supply on hand to meet U.S. commercial demand and clinical study’s needs.

A number of the Company’s commercial activities have been materially impacted by the COVID-19 pandemic, including some launch sales and marketing activities for Talicia® for H. pylori infection and significant impact on sales of Aemcolo® for travelers’ diarrhea as well as on the Company’s sales force turnover.

b. Approval of the financial statements:

The date of the approval of these financial statements by the Board of Directors (the "BoD") is April 27, 2023.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company adopted IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 - Statement of Cash Flows), issued in April 2022. The adoption of the agenda did not have an impact on the Company’s Financial statements as of December 31, 2022

e.    Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional. They are subsequently measured at amortized cost using the effective interest method, less expected allowance for credit losses. See also note (i)(3).

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

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The Company continually evaluates inventory for potential loss due to excess quantity or obsolete or slow-moving inventory by comparing sales history and sales projections to the inventory on hand. When

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

R&D assets that are available for use are stated at cost and amortized on a straight-line basis over their useful life from the time they are available for use. R&D assets that are not available for use are not amortized and are tested for impairment at least annually.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

2)    Research and development

Research expenses are recognized as an expense as incurred. An intangible asset arising from the development of the Company’s therapeutic candidates is recognized if all of the following conditions are met:

●	it is technically feasible to complete the intangible asset so that it will be available for use;
●	management intends to complete the intangible asset and use it or sell it;
●	there is an ability to use or sell the intangible asset;
●	it can be demonstrated how the intangible asset will generate probable future economic benefits;
●	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available;
●	costs associated with the intangible asset during development can be measured reliably.

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

Financial assets at amortized cost of the Company are included in trade receivables, cash and cash equivalents, restricted cash and other receivables and bank deposits in the Statements of Financial Position.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	Financial assets at fair value through profit or loss of the Company are assets not measured at amortized cost in accordance with (1)(a) above. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as noncurrent.

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

j.     Financial liabilities

Financial liabilities are initially recognized at their fair value minus transaction costs that are directly attributable to the issue of the financial liability and are subsequently measured at amortized cost. In case there is a difference between the fair value at initial recognition and the transaction price (“day 1 loss”), the financial liabilities are adjusted to reflect the day 1 loss and changes are recorded to profit or loss on a periodic basis while unrecognized day 1 loss is amortized over the contractual life of the instrument. Any amounts not recognized in profit or loss before the date of exercise or maturity will be recognized in profit or loss on that date.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Warrants exercisable to the Company’s ordinary shares are classified as an equity instrument only if the warrants are settled by the Company exchanging a fixed amount of cash for a fixed number of its own equity instruments (the ‘fixed for fixed’ criteria). Otherwise, the warrants are classified as a derivative financial liability measured at fair value through profit or loss.

When either the Company or the holder have a choice over how the warrants are settled, the warrants are classified as a derivative financial liability measured at fair value through profit or loss, unless all of the settlement alternatives would result in the warrants classified as an equity instrument according to the ‘fixed for fixed’ criteria above.

Transaction costs relating to the issuance of derivative financial liabilities measured at fair value through profit or loss are expensed to profit or loss.

Financial liabilities at amortized cost are included in current liabilities, except for those with maturities greater than 12 months after the Statements of Financial Position date (for which they are classified as noncurrent liabilities).

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

The Company’s subsidiary provides, at will, defined contributions for its employees.

2)    Vacation and recreation pay

Under Israeli law, each employee in Israel is entitled to vacation days and recreation pay, both computed on an annual basis. This entitlement is based on the period of employment.  The Company records expenses and liability for vacation and recreation pay based on the benefit accumulated by each employee.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

m.   Share-based payments

The Company operates several equity-settled, share-based compensation plans to employees (as defined in IFRS 2 “Share-Based Payments”) and service providers. As part of the plans, the Company grants employees and service providers, from time to time and at its discretion, options to purchase Company shares. The fair value of the employee and service provider services received in exchange for the grant of the options is recognized as an expense in profit or loss and is recorded as accumulated deficit within equity. For employees, the total amount recognized as an expense over the vesting period of the options (the period during which all vesting conditions are expected to be met) is determined by reference to the fair value of the options granted at the date of grant. For service providers (including equity instruments granted in consideration for intangible assets, see note 15(4)), the Company measures the awards based on the fair value of the asset or service received.

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

The specific considerations the Company uses in estimating these amounts related to variable consideration are as follows:

Trade discounts and distribution fees - The Company offers discounts to its customers, as an incentive for prompt payment. The Company records these discounts as a reduction of revenue in the period the related revenue from the sale of products is recognized. In addition, distribution fees

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

are paid to certain distributors based on contractually determined rates from the gross consideration. As the fee paid to the customer is not for a distinct good or service, it is recognized as a reduction of revenue in the period the related revenue from the sale of products is recognized.

Rebates and patient discount programs - The Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. The Company estimates the allowance for these rebates and coupons based on historical and estimated utilization of the rebate and discount programs, at the time the revenues are recognized. These estimates are recognized as a reduction of revenue. See also notes 3 and 13.

Product returns - The Company offers customers a right of return of expired products. The Company estimates the amount of product sales that may be returned by its customers and records this estimate as a reduction of revenue at the time of sale, based on historical rates of return, or, if such historical data is not available, the Company estimates product returns based on its own sales information, its visibility into the inventory remaining in the distribution channel and product dating. At the end of each reporting period, the Company may decide to constrain revenue for product returns based on information from various sources.

Principal versus agent considerations - When a third party is involved in providing goods or services to a customer, the Company analyzes whether the Company acts as a principal or an agent in the transaction, based on whether the Company obtains control of the product before it is transferred to the customer, using the indicators provided in IFRS 15, including: primary responsibility for fulfilling the promise to provide the products to its customers, inventory risk before and after transfer to the customers and discretion in establishing the selling price of each product. When determined to be the principal in the arrangements, the Company recognizes revenues in the gross amount it expects to be entitled in exchange for the products transferred to the customers.

2)	Practical expedients and exemptions

The Company expenses sales commissions when incurred since the amortization period of the asset that the Company otherwise would have recognized would have been for less than one year. These costs are recorded as selling and marketing expenses.

3)    Revenues from licensing

The Company accounts for licenses of intellectual property (“IP”) rights and manufacturing and supply services as distinct performance obligations if the customer can benefit from the good or services either on its own or together with other resources that are readily available to the customer (i.e. – the good or service is capable of being distinct) and if the Company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e. – the promise is distinct within the context of the contract).

If the promise to grant the license is distinct, the Company determines whether the nature of the promise in granting the license to the customer is to provide the customer with either a right to access the entity’s IP as it exists throughout the license period or a right to use the entity’s IP as it exists at the point in time at which the license is granted. Accordingly, revenue from a license providing a right of use to the Company’s IP is recognized at the point in time when control of the distinct license is transferred to the customer. Revenue from a license providing a right of access to the Company’s IP is recognized over the access period.

Variable consideration, such as sales-based royalties and milestones that are allocated to license of IP are recognized only when (or as) the later of the following occurs: (a) the subsequent sale occurs;

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and (b) the performance obligation to which some or all the sales-based royalty has been allocated has been satisfied (or partially satisfied).

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

p.    Loss per ordinary share

The computation of basic loss per share is based on the Company’s loss divided by the weighted average number of ordinary shares and pre-funded warrants outstanding during the period.

In calculating the diluted loss per share, the Company adds the weighted average of the number of shares to be issued to the average number of shares outstanding including pre-funded warrants used to calculate the basic loss per share, assuming all shares that have a potentially dilutive effect have been exercised into shares.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

s.    Recently issued accounting pronouncements:

1)	Amendments to IAS 1 regarding classifying liabilities as current or non-current

In January 2020, the IASB issued amendment to IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: the definition of a right to defer a settlement, that a right to defer must exist at the end of the reporting period, that classification is unaffected by the likelihood that an entity will exercise its deferral right, that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendment is effective for annual periods beginning on or after January 1, 2024.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In October 2022 the IASB published additional amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. The 2022 and 2020 amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024. Earlier application of the amendments is permitted. If an entity applies the 2022 amendments for an earlier period, it is also required to apply the 2020 amendments early. The Company is examining the consequences of the amendment on the financial statements.

2)	Amendment to IAS 1, Presentation of Financial Statements: disclosure of accounting policies

According to the amendment companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements. The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed. The amendment is applicable for reporting periods beginning on or after January 1, 2023. The Company is examining the consequences of the amendment on the financial statements.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of financial statements requires management to make estimates which, by definition, will seldom equal the actual results and will affect the reported amounts in the Company’s consolidated financial statements and the accompanying notes. Some of the policies described in note 2 of the Company’s consolidated financial statements involve a high degree of judgment or complexity. The Company believes that the most critical accounting policies and significant areas of judgment and estimation are in:

●	Recognition and measurement of allowance for rebates and patient discount programs.
●	Impairment reviews of intangible R&D assets.
●	Estimated useful life of the acquired assets in the Movantik® acquisition.

Recognition and measurement of allowance for rebates and patient discount programs

The Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. Rebates and discounts provided to the wholesalers and to the patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate and discount programs at the time the revenues are recognized.  The main estimates used in recognizing and measuring this allowance relate to the amount of products sold to customers not yet prescribed to patients (units “in the channel”) and the projected duration of The Company to sell the units in the channel. The Company periodically evaluates its estimates against actual results and, if necessary, updates the estimates accordingly. See also note 13.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment reviews of intangible R&D assets

The Company reviews annually or when events or changes in circumstances indicate the carrying value of the R&D assets may not be recoverable.

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using the estimated Company’s post-tax weighted average cost of capital (“WACC”) which is 15.9%.

The main estimates used in calculating the recoverable amount include: outcome of the therapeutic candidates R&D activities; probability of success in gaining regulatory approval, size of the potential market and the Company’s asset’s specific share in it and amount and timing of projected future cash flows.

During the year ended December 31, 2022, there was no impairment of intangible R&D assets.

Estimated useful life of the acquired assets in the Movantik® acquisition

In connection with the agreements mentioned in note 14 below, the Company accounted for the acquisition of rights to Movantik® as an asset acquisition. Since all acquired assets are intended to generate revenues from sales of Movantik® and have a similar useful life, the Company attributed this consideration to a single intangible asset representing the acquired rights to Movantik®. The Company determined the asset’s useful life, over which the asset will be amortized on a straight-line from its acquisition. The main estimate used in determining the useful life was the anticipated duration of sales of the product after its expected patent expiration. In 2021, due to a litigation settlement concerning Movantik®’s IP, the Company has revised its estimation of the useful life of these assets to be 12.5 years from the date of acquisition.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)   Market risks

(i) The Company could be exposed to foreign exchange risk as a result of its payments to employees and service providers and investment of some liquidity in currencies other than the U.S. dollar (i.e., the Functional Currency). The Company manages the foreign exchange risk by aligning the currencies for holding liquidity with the currencies of expected expenses, based on the expected cash flows of the Company. Had the Functional Currency of the Company been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized a negligible reduction in expenses in all the years presented in these financial statements. The foreign exchange risks associated with these balances are immaterial.

(ii) The Company’s main interest rate risk during the periods in this Financial Statements arose from long-term borrowing with interest on the outstanding loan computed as the 3-month USD LIBOR rate (hereinafter – the “LIBOR”), subject to a 1.75% floor rate, plus 8.2% fixed rate, which was decreased to 6.7%, starting April 1, 2021.

On June 17, 2022, RedHill Inc. signed an amendment to the Credit Agreement, see also note 14(a). The Amendment sets an increase of 0.5% to the interest on the outstanding term loan for the quarters ending June 30, 2022, and September 30, 2022, at 3-month LIBOR rate (“LIBOR”), subject to a 1.75% floor rate, plus 7.2% fixed rate, which was decreased to 6.7% thereafter.

The Company regularly monitors the LIBOR, as well as the LIBOR forward curve. As of December 31, 2022, LIBOR was 4.8%, higher than the floor rate.

In July 2017, the United Kingdom’s Financial Conduct Authority (“FCA”), which regulates LIBOR, announced its intention to stop compelling the group of major banks that sustain LIBOR to submit rate quotations after the end of 2021 (the “LIBOR Reform”). ICE Benchmark Administration Limited (IBA), the administrator of the LIBOR, intends to cease the publication of the LIBOR settings immediately following the LIBOR publication on June 30, 2023. The IBA noted that any publication of the LIBOR settings based on panel bank submissions beyond December 31, 2021, will need to comply with applicable regulations, including as to representativeness. Based on current information from panel banks, IBA anticipates there being a representative panel for the continuation of these USD LIBOR settings through to June 30, 2023. As to the extinguishment of the LIBOR linked loan to HCRM after the balance sheet date. See notes 14 and 27(a) below with regard to the agreement to extinguish the loan referred to in this paragraph.

(b)  Credit risk

Credit risk arises mainly from cash and cash equivalents, bank deposits, restricted cash, and trade receivables. The Company estimates that since the liquid instruments are mainly invested with highly rated institutions, the credit and interest risks associated with these balances are low.

Credit risk of trade receivables is the risk that customers may fail to pay their debts. The Company manages credit risk by setting credit limits, performing controls and monitoring qualitative and quantitative indicators of trade receivable balances such as the period of credit taken and overdue payments. Customer credit risk also arises as a result of the concentration of the Company’s revenues with its largest customers. See also note 24(b).

The Company’s vast majority of sales is to three U.S.-based large wholesale customers, which their historical loss rate is practically zero. Based on the above information, as well as analyzing if there is any relevant forward-looking information related to the Company’s customers, the Company did not record a loss allowance for trade receivables as of December 31, 2022, and December 31, 2021.

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

As of December 31, 2022, the Company has generated revenues from commercialization activities, however, no sufficient revenue was generated to compensate for operating expenses and therefore the Company is exposed to liquidity risk and has substantial doubt about its ability to continue as a going concern (as described in note 1).

The tables below break down the Company’s financial liabilities into relevant maturity groupings based on their contractual and estimated maturities. The amounts disclosed in the tables are the contractual and estimated undiscounted cash flows.

Contractual maturities of financial liabilities As of December 31, 2022	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Account payable	4,230			4,230	4,230
Lease liabilities	1,723	4,079	5,723	11,525	7,475
Accrued expenses and other current liabilities	17,949			17,949	17,949
Borrowing	115,216			115,216	115,216
Payable in respect of intangible assets purchase	11,650			11,650	11,157
Royalty obligation	—	197	1,449	1,646	750
Total	150,768	4,276	7,172	162,216	156,777
Contractual maturities of financial liabilities As of December 31, 2021	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Accounts payable	11,664			11,664	11,664
Lease liabilities	2,109	2,553	—	4,662	4,192
Accrued expenses and other current liabilities	20,896			20,896	20,896
Borrowing	9,159	107,213	9,000	125,372	83,620
Payable in respect of intangible assets purchase	17,600	5,000		22,600	20,480
Royalty obligation	—	1,011	1,351	2,362	750
Total	61,428	115,777	10,351	187,556	141,602

2)    Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, maintain optimal capital structure, and to reduce the cost of capital.

As discussed in note 14, the Credit Agreement contains a financial covenant requiring RedHill Inc. to maintain a minimum level of cash, as well as maintain minimum net sales of $75 million for the trailing four fiscal quarters periods ending June 30, 2022, and September 30, 2022, and $90 million each fiscal quarter thereafter. Following the amendment to the Credit Agreement that was signed On June 17, 2022, Redhill Inc. also required to maintain minimum net sales of $14 million for Movantik® each fiscal quarter starting the fiscal quarter ending June 30, 2022.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As a result of the event of default described in note 14(a) as of December 31, 2022, the Company classified the Borrowing as a current liability and adjusted its carrying amount to reflect all amounts owing or payable under the Credit Agreement as being immediately due. See also note 14 (a).

3)	Fair value estimation

The carrying amount of cash equivalents, restricted cash, bank deposits, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

The fair value of the Borrowing as of December 31, 2022, is approximately $115 million. This fair value is based on the adjusted of carrying amount to reflect all amounts owing or payable under the Credit Agreement as being immediately due. The fair value of the Borrowing as of December 31, 2021, was $96 million. These fair values are based on discounted cash flow using current borrowing rate.

The fair value of the Payable in respect of intangible assets purchase balances as of December 31, 2022 is $11 million (as of December 31, 2021 $23 million). These fair values are based on discounted cash flows using a current discounting rate.

The fair value of the Royalty obligation balance is not materially different from its carrying amount.

The following table presents the change in derivative liabilities measured at level 3 for the year ended December 31, 2022:

	Derivative financial instruments
	Year Ended December 31,
	2022	2021

	U.S. dollars in thousands
Balance at beginning of the period	—	—
Initial recognition of financial liability	16,375	—
Initial recognition of unrecognized day 1 loss	(330)	—
Fair value adjustments recognized in profit or loss	(13,422)	—
Balance at end of the period	2,623	—

See also notes 17(b) and 17 (c)

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31,
	2022	2021
	U.S. dollars in thousands
Cash in bank	13,323	28,890
Short-term bank deposits	6,645	584
	19,968	29,474

The carrying amounts of the cash and cash equivalents approximate their fair values.

As of December 31, 2022, the bank deposits include deposits invested for terms of up to three months and bear interest at annual rates of between 1.88% - 4.3%.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - PREPAID EXPENSES AND OTHER RECEIVABLES:

	December 31,
	2022	2021
	U.S. dollars in thousands
Advance to suppliers	1,033	632
Government institutions	831	847
Prepaid expenses and others	2,523	3,182
	4,387	4,661

The fair value of other receivables which constitute of financial assets approximate their carrying amount.

NOTE 7 - INVENTORY:

	December 31,
	2022	2021
	U.S. dollars in thousands
Raw materials	1,797	3,012
Work in progress	2,385	5,195
Finished goods	6,827	6,603
	11,009	14,810

During the years ended December 31, 2022, and 2021, the Company recognized amounts of $9.7 million and $7.7 million, respectively, in inventory cost as part of cost of revenues.

Write-downs of inventories to net realizable value amounted to $2.4 million in 2022 and $0.3 million in 2021. These were recognized as an expense, included in cost of revenues in the consolidated statements of comprehensive loss.

NOTE 8 - FIXED ASSETS:

The composition of assets and accumulated depreciation are grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2022	2021	2022	2021	2022	2021
	U.S. dollars in thousands
Office furniture and equipment (including computers)	1,199	1,024	933	677	266	347
Leasehold improvements	379	357	143	132	236	225
	1,578	1,381	1,076	809	502	572

NOTE 9 - LEASES:

Amounts recognized in the consolidated statements of financial position:

December 31,
	2022	2021

U.S dollars in thousands
Right-of-use assets:

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Properties	5,630	1,986
Vehicles	1,062	1,665
	6,692	3,651
Lease liabilities:
Current	1,032	1,618
Non-current	6,443	2,574
	7,475	4,192

Additions to the right-of-use assets and lease liabilities during 2022 and 2021 were $5.6 million and $0.4 million, respectively. In 2022 a $0.5 million decrease in lease liabilities (and a corresponding decrease in right-of-use assets) was recorded as a result of early termination of leases.

Amounts recognized in the consolidated statements of comprehensive loss:
	Year Ended December 31,
	2022	2021
Depreciation charge of right-of-use assets
Properties	924	608
Vehicles	945	1,282
	1,869	1,890
Interest expense	430	355
Foreign exchange differences	(140)	32
Expenses relating to short-term leases and leases of low-value assets are immaterial.

The total cash outflow for leases in 2022 and 2021 was $2 million and $1.9 million respectively.

In March 2022, the Company entered into a lease agreement for the U.S. offices it uses. The agreement will expire on July 31, 2034. There were no extension options that took in the account in the calculation of the recognized right-of-use asset and lease liability. The projected yearly rental for the first four years is approximately $400,000 per year and for the next 8 years are approximately $900,000 per year. The weighted average lessee’s incremental annual borrowing rate applied to the lease liabilities was 9.9%.

……………………………………………………………………………..............................................................................................

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INTANGIBLE ASSETS:

a.    The Company’s intangible assets represent in-licenses of R&D assets and Commercialization assets (rights related to Movantik®). The changes in those assets are as follows:

	Year Ended December 31,
	2022	2021
	U.S. dollars in thousands

R&D assets:
Cost:
Balance at beginning of year	5,757	5,757
Balance at end of year	5,757	5,757
Accumulated amortization:
Balance at beginning of year	(116)	(50)
Amortization charges	(32)	(66)
Balance at end of year	(148)	(116)
	5,609	5,641
Commercialization assets:
Cost:
Balance at beginning of year	89,373	89,373
Balance at end of year	89,373	89,373
Accumulated impairments and amortization:
Balance at beginning of year	(23,370)	(7,201)
Amortization and impairment charges see (b) below	(5,986)	(16,169)
Balance at end of year	(29,356)	(23,370)
	60,017	66,003
	65,626	71,644

The Company estimated the useful life of assets related to Movantik® at 10.5 years from the date of acquisition (April 2020). In 2021, due to a litigation settlement concerning Movantik®’s IP, the Company has revised its estimation of the useful life of this asset to be 12.5 years from the date of acquisition. Moreover, the Company estimated the useful life of the assets related to Talicia® and Aemcolo® at approximately 15 years from marketing approval date and approximately 11 years from the date of acquisition, respectively (November 2019 and October 2019, respectively). The amortization expenses are recognized under Cost of Revenues in the Consolidated Statements of Comprehensive Loss. For further details regarding the intangible assets, see notes 2h, 3, and 15.

b.    Intangible assets impairment:

1)	Following the decrease in Movantik® net revenues, the Company tested for impairment of the related intangible asset as of June 30, 2022, and determined the recoverable amount of the asset. The weighted average cost of capital (WACC) used to discount the asset’s cash flows was 17.8%. No impairment was required as the recoverable amount of the asset was higher than the asset’s book value as of June 30, 2022. As of December 31, 2022, the Company concluded that no indication that the asset may be impaired exists and therefore did not re-estimate the recoverable amount of the asset. The agreement described in notes 14 and 27(a) to extinguish of all of RedHill Inc. debt obligations in exchange for the transfer of its rights in Movantik® is an indication that the recoverable amount of the intangible asset related to Movantik® is higher than the asset’s book value as of December 31, 2022.
2)	Following the prolongation of the COVID-19 pandemic and its significant impact on worldwide travel, the Company expected a continued decrease in U.S. outbound travel and the potential market for Aemcolo®, for traveler’s diarrhea. Accordingly, the Company has reevaluated the recoverable

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

amount of the intangible asset related to Aemcolo®. Based mainly on estimates of the asset’s potential market, peak market share and the period in which it will be reached (including the likelihood of early termination of the license before it will be reached), the Company considered the Aemcolo® asset to be entirely impaired. Accordingly, as of December 31, 2021, the Company recognized an impairment loss of $8.9 million. The significant change in assumption is related to attributing a probability greater than zero to the possibility of early termination before the Company will generate meaningful revenues, that are greater than the Company’s investment in the asset. The impairment loss was recognized under Cost of Revenues in the Consolidated Statements of Comprehensive Loss.

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

The amounts charged as an expense with respect to defined contribution plans in 2022, 2021, and 2020 were $261,000, $285,000, and $214,000, respectively.

NOTE 12- ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

	December 31,
	2022	2021

	U.S. dollars in thousands
Accrued expenses	16,168	17,233
Employees and related liabilities	1,667	3,496
Government institutions	114	167
	17,949	20,896

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenue:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2022	29,742	969	30,711
Increases	123,878	2,547	126,425
Decreases (utilized)	(108,531)	(2,192)	(110,723)
Adjustments	1,547	(90)	1,457
As of December 31, 2022	46,636	1,234	47,870
	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2021	16,380	1,963	18,343
Increases	94,640	851	95,491
Decreases (utilized)	(80,633)	(2,179)	(82,812)
Adjustments	(645)	334	(311)
As of December 31, 2021	29,742	969	30,711
	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2020	1,001	266	1,267
Increases	56,669	2,469	59,138
Decreases (utilized)	(40,656)	(772)	(41,428)
Adjustments	(634)	-	(634)
As of December 31, 2020	16,380	1,963	18,343

NOTE 14 – BORROWING:

a.   Credit agreement with HCRM

On February 23, 2020 (“Closing Date”), RedHill Inc. entered into a credit agreement and certain security documents (the “Credit Agreement”) with HCRM.

Under the terms of the Credit Agreement, RedHill Inc. received on March 12, 2020, a $30 million term loan to support its commercial operations. On March 31, 2020, RedHill Inc. received an additional $50 million term loan to fund the acquisition of rights to Movantik® from AstraZeneca AB (“AstraZeneca”).

According to the Credit Agreement for each quarter for the period from January 1, 2021, to December 31, 2029, HCRM will receive royalties of 4% of the Company’s worldwide net revenues, subject to a $75 million cap per annum, as well as interest on the outstanding term loan to be computed as the 3-month LIBOR rate (“LIBOR”), subject to a 1.75% floor rate, plus 8.2% fixed rate, which was decreased to 6.7% starting April 1, 2021.

The weighted effective interest rate on the Closing Date was approximately 16.5%.

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

The borrowings under the Credit Agreement are secured by a first priority lien on substantially all of the current and future assets of RedHill Inc., all assets related in any material respect to Talicia®, and all of

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the equity interests in RedHill Inc. The Credit Agreement also restricts the ability of RedHill Inc. to make certain payments, including paying dividends to the Company prior to the full repayment of the term loan facility.

The Credit Agreement contains certain customary affirmative and negative covenants. Inter alia, The Credit Agreement contains a financial covenant requiring RedHill Inc. to maintain a minimum level of cash (the “Minimum Cash”), as well as a covenant requiring it to maintain minimum net sales for the trailing four fiscal quarter periods, beginning with the fiscal quarter ending June 30, 2022. The Minimum Cash is relative to the amount borrowed under the term loan facility.

The Credit Agreement contains defined events of default, in certain cases subject to a grace period, following which the lenders may declare any outstanding principal and unpaid interest immediately due and payable.

As described above, the Credit Agreement contains a financial covenant requiring the Company to maintain a level of cash liquidity, on any business day from the Closing Date to the maturity date, in accounts that are subject to HCRM’s control. Therefore, the amounts of minimum cash and cash equivalents are excluded from cash and cash equivalents in the Statements of Financial Position and the Statements of Cash Flows. Instead, these amounts are presented as restricted cash in the Statements of Financial Position and the movements in this restricted cash are presented as financing activities in the Statements of Cash Flows. As of December 31, 2021, the minimum cash amount is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period and therefore is presented as a non-current asset.

On June 17, 2022, RedHill Inc. signed an amendment to the Credit Agreement, which requires Redhill Inc. to maintain minimum net sales of $75 million for the trailing four fiscal quarters periods ending June 30, 2022, and September 30, 2022, and $90 million each fiscal quarter thereafter. Redhill Inc. shall also be required to maintain minimum net sales of $14 million for Movantik® each fiscal quarter starting the fiscal quarter ending June 30, 2022. The Amendment further sets an increase of 0.5% to the interest on the outstanding term loan for the quarters ending June 30, 2022, and September 30, 2022, at 3-month LIBOR rate (“LIBOR”), subject to a 1.75% floor rate, plus 7.2% fixed rate, which will be decreased to 6.7%.

On September 13, 2022, the Company and RedHill Inc. received a notice of events of default and reservation of rights letter (the “Notice”) from HCRM. The Notice asserts that certain events of default occurred as a result of alleged breaches by RedHill Inc. of its representations and warranties and financial covenants under the Credit Agreement. As a result of the alleged events of default, the Notice provides that the outstanding obligations under the Credit Agreement now bear interest at the default rate prescribed therein and that the lenders may accelerate the obligations under the Credit Agreement. While not asserted in the Notice, the Company acknowledges that it has not satisfied its obligation to deliver to HCRM its condensed consolidated interim financial statements as of June 30, 2022, within 60 days after the end of the Company’s fiscal quarter. The Company disagrees with the assertions made by HCRM as the basis for the Notice and, accordingly, the validity of the Notice. Moreover, the Company disputes the alleged events of default asserted by HCRM and, on September 15, 2022, the Company sent a response letter to HCRM to this effect. In addition, the Company did not maintain minimum net sales of $75 million for the trailing four fiscal quarters periods ending September 30, 2022. In addition, the Company did not maintain minimum net sales of $90 million for the trailing four fiscal quarters periods ending December 31, 2022. Additionally, the Company did not maintain minimum net sales of $14 million for Movantik® in the fourth fiscal quarter ending December 31, 2022.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As a result of the events of default described above and that as of December 31, 2022, the Company did not expect to obtain a waiver from HCRM, HCRM may proclaim acceleration of the Borrowing. Therefore, the Company classified the Borrowing as a current liability and adjusted its carrying amount to reflect all amounts owing or payable under the Credit Agreement as being immediately due. Accordingly, the Company recorded an adjustment of approximately $29.3 million in the carrying amount of the borrowing and a corresponding charge in the statements of comprehensive loss under financial expenses. As of December 31, 2022, the Company classified the minimum cash amount as a current asset, following the classification of the Borrowing as a current liability.

On September 29, 2022, HCRM exercised its rights under a Deposit Account Control Agreement to take control of RedHill Inc.’s account at PNC Bank, National Association (“PNC”).  HCRM then instructed PNC to wire $16 million (the “Funds”), which is equivalent to the minimum cash required under the Credit Agreement, from the PNC account to an account held by HCRM.  RedHill Inc.’s control over the PNC account has since been restored.  HCRM has acknowledged that, despite receipt of the Funds in an account held in HCRM’s name, the Funds remain the property of RedHill Inc. and are held merely as security for RedHill Inc.’s obligations under the Credit Agreement.

On November 14, 2022, RedHill Inc. reached a non-binding agreement in principle and on February 2, 2023, it reached a definitive agreement with HCRM resulting in the extinguishment of all of RedHill Inc. debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of its rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. See also note 27(a).

Further details of the Company’s exposure to risks arising from the Credit Agreement, as well as maturities and fair value information, are set out in note 4.

b. Reconciliation of liabilities arising from financing activities:

	U.S. dollars in thousands
				Non-cash changes
	January 1, 2022	Proceeds from borrowings	Principal and interest payments	Addition during the year	Interest expense	Foreign exchange movement	December 31, 2022
Borrowing	83,620		(7,507)		39,103		115,216
Payable in respect of intangible assets purchase	20,480		(11,123)		1,800		11,157
Lease liabilities	4,192		(2,010)	5,003	430	(140)	7,475

				Non-cash changes
	January 1, 2021	Proceeds from borrowings	Principal and interest payments	Addition during the year	Interest expense	Foreign exchange movement	December 31, 2021
Borrowing	81,386		(9,701)		11,935		83,620
Payable in respect of intangible assets purchase	24,746		(8,500)		4,234		20,480
Lease liabilities	5,517		(2,107)	385	355	42	4,192

				Non-cash changes
	January 1, 2020	Proceeds from borrowings	Principal and interest payments	Addition during the year	Interest expense	Foreign exchange movement	December 31, 2020
Borrowing	—	78,061	(6,246)		9,571		81,386
Payable in respect of intangible assets purchase	—			22,288	2,458		24,746
Lease liabilities	3,815		(1,802)	2,930	406	168	5,517

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - COMMITMENTS:

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

Through December 31, 2022, the Company has paid the Australian company in total $1.5 million.

2)   On June 30, 2014, the Company entered into an agreement with a German company that granted the Company the exclusive worldwide (excluding China, Hong Kong, Taiwan, and Macao) development and commercialization rights to all indications to a therapeutic candidate. Under the terms of the agreement, the Company paid the German company an upfront payment of $1 million and agreed to pay the German company potential tiered royalties, less certain deductible amounts, as detailed in the agreement, ranging from mid-teens and up to 30%. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2022, the Company has paid the German company only the initial amount mentioned above.

3)   On March 30, 2015, the Company entered into an agreement with a U.S.-based private company that granted the Company the exclusive worldwide development and commercialization rights for all indications to a therapeutic candidate, and additional intellectual property rights, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, the Company undertook to pay the U.S. company an initial amount of $1.5 million and an additional amount of $2 million to be paid on a specific date. In addition, the Company undertook to pay up to $2 million in potential development milestone payments, and potential tiered royalties on revenues, less certain deductible amounts starting in the low double-digits, as detailed in the agreement. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2022, the Company paid the U.S. company a total of $3 million.

Following an amendment to the agreement from February 2018, during December 2018, the Company elected to convert the remaining $0.5 million into increased future potential royalty payments. As of December 31, 2022, and December 31, 2021, the Company recognized $0.75 million, as a non-current liability for the increase in potential royalty payments.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

With respect to this agreement, the Company measured the commercialization rights based on their fair value (approximately $11.8 million, as of the date of the acquisition) with a corresponding credit to equity. As to impairment of the Aemcolo® intangible asset - See note 10(b).

5)   Movantik® acquisition:

1. General

Effective April 1, 2020, RedHill Inc. entered into an exclusive license agreement (the “License Agreement”) with AstraZeneca, granting RedHill Inc. exclusive, worldwide (excluding Europe, Canada) commercialization and development rights to Movantik® (naloxegol). In addition, RedHill Inc. entered into certain related agreements, pursuant to which AstraZeneca provides RedHill Inc. transitional services for an agreed period.

On April 1, 2020 (“Effective Date”), RedHill Inc. made an upfront payment of $52.5 million to AstraZeneca, and the AstraZeneca License Agreement, the Supply Agreement and the TSA became effective. Under the terms of the AstraZeneca License Agreement, as amended on July 14, 2020, RedHill Inc. agreed to pay a further non-contingent payment of $15.5 million in December 2021.

On March 11, 2021, RedHill Inc and AstraZeneca signed an amendment to the License Agreement, pursuant to which, the $15.5 million payment due in December 2021 was adjusted to gradual payments starting in March 2021 and ending in December 2022, totaling $16 million. The amendment is not considered a substantial modification of the terms and resulted in an adjustment of approximately $0.5 million in the carrying amount of the payable in respect of intangible assets purchase and a corresponding charge in the consolidated statements of comprehensive loss, under financial expenses. As of December 31, 2022, the Company had an unsettled balance with respect to this payment. However, the outstanding balance was settled at the beginning of 2023, as agreed upon with Astrazeneca.

RedHill Inc. also assumed responsibility for sales-based royalty, currently at a rate of 20%, as well as sales-based potential milestone payments that AstraZeneca is required to pay to Nektar Therapeutics (“Nektar”), the originator of Movantik®. The Company considers the likelihood of having to pay the milestone payments or increased royalties as negligible.

In addition, AstraZeneca transferred on the Effective Date to RedHill Inc. a co-commercialization agreement with Daiichi Sankyo, Inc. (“DSI”) for Movantik® in the U.S, according to which, RedHill Inc. would share costs and pay sales-based payments to DSI under that agreement. Effective July 1, 2020, RedHill Inc. and DSI replaced this agreement with a new royalty-bearing agreement. See note 15(6) below. On October 6, 2020, the parties amended the License Agreement to grant RedHill Inc. also the exclusive commercialization and development rights to Movantik® (naloxegol) in Israel.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 22, 2021, Aether Therapeutics Inc. (“Aether”), filed a complaint against RedHill Inc in the United States District Court for the District of Delaware ("Aether Litigation"). The complaint asserts that the Company's marketing of the Movantik® product infringes certain U.S. Patents held by Aether (the "Aether Patents"). Aether has asserted the Aether Patents against other entities previously involved in the marketing of Movantik®. The complaint requests customary remedies for patent infringement. In November 2022 the Company and AstraZeneca have signed a settlement agreement, according to which AstraZeneca will be solely responsible for any costs incurred in the defense of this litigation, including any settlement amounts, damages awarded, and legal fees.

2. Accounting treatment

The total acquisition consideration, including upfront payment, discounted present value of the deferred payment and directly attributable transaction costs amounted to approximately $65 million. Since all acquired assets are intended to generate revenues from sales of Movantik® and have a similar useful life, the Company attributed this consideration to a single intangible asset representing the acquired rights to Movantik®. The intangible asset shall be amortized commencing the Effective Date on a straight-line basis over its useful life, which was re-estimated at approximately 12.5 years from the Effective Date (see also note 10(a) with regards to change in estimation of the useful life).

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

6)    As described in note 15(5) above, as part of the Movantik® transaction, the Company undertook the pre-existing co-commercialization agreement with DSI, under which the Company and DSI share certain costs while paying DSI a significant share from its sales volume of Movantik®.

Effective July 1, 2020, RedHill Inc. and DSI replaced the co-commercialization agreement with a new royalty-bearing agreement, under which RedHill Inc. bears all responsibilities and costs for commercializing Movantik® in the U.S. During the term of this new agreement, RedHill Inc. will pay DSI a mid-teen royalty rate on net sales of Movantik® in the U.S. in addition to payments totaling $15.1 million, of which $5.1 million paid in January 2022, $5 million paid in July 2022, and the remaining of $5 million to be assumed by HCRM under the agreement described in notes 14 and 27(a), which was finalized on February 2, 2023. Additionally, in July 2020 as part of the new royalty bearing agreement, the Company also entered into a security purchase agreement, under which DSI received 283,387 ADSs as a partial consideration in relation to Movantik®.

In July 2020, the Company recognized an intangible asset in the amount of approximately $12.5 million. This amount includes approximately $10.5 million for the present value of the above-mentioned payments, recognized against a corresponding financial liability and approximately $2 million for the ADSs issued to DSI.

The intangible asset recognized has similar estimated useful life as the intangible asset discussed in note 15(5) above and is amortized on a straight-line basis over its useful life.

For more information on the transfer of the rights in Movantik® see also note 27(a) below.

7)	In October 2021, the Company entered into an exclusive license agreement (the “License Agreement”) with Gaelan Medical Trade LLC ("Gaelan") for Talicia® in the United Arab Emirates

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UAE). Under the terms of the License Agreement, the Company received in April 2022 an upfront payment of $2 million. In addition, the Company is eligible for additional milestone payments as well as tiered royalties up to mid-teens on net sales of Talicia® in the UAE. Gaelan will receive the exclusive rights to commercialize Talicia® in the UAE, as well as a right of first refusal to commercialize Talicia® in the Gulf Cooperation Council region (Saudi Arabia, Kuwait, Qatar, Bahrain, and Oman) for a pre-determined period. Gaelan shall be responsible for obtaining and maintaining regulatory approvals, as well as to conduct any and all required clinical and other studies. In March 2022, the Company and Gaelan signed an amendment to the License Agreement, according to which Gaelan may sublicense or assign any of its rights or obligations under the License Agreement.

In connection with the License Agreement, the Company and Gaelan entered into a supply agreement, according to which, the Company will exclusively manufacture (by a third party CMO) and supply Talicia® to Gaelan during the term of the agreement.

The Company accounted for the license of the Talicia® IP rights and manufacturing and supply services as distinct performance obligations, mainly due to the manufacturing not being specialized or unique and can be manufactured by others (i.e. – the good or service is capable of being distinct), as well as due to that the License Agreement and the manufacturing and supply services do not significantly affect each other (i.e. – the promise is distinct within the context of the contract). During 2022, the Company provided Gaelan substantially all the documentation which represents the right to use the Licensed IP, as well as the paperwork relating to the IP itself and its regulatory documents. Accordingly, and since the manufacturing services are priced at their standalone selling price, the Company recognized the $2 million upfront consideration as revenues in the Statement of Comprehensive Loss for the year ended 2022.

8)   In March 2022, the Company entered into an exclusive license agreement with Kukbo Co. Ltd ("Kukbo") for oral opaganib for the treatment of COVID-19 in South Korea, following Kukbo's investment in the company. Under the terms of the license agreement, the Company would receive an upfront payment of $1.5 million, be eligible for up to $5.6 million in milestone payments, and receive low double-digit royalties on net sales of oral opaganib in South Korea. Kukbo will receive the exclusive rights to commercialize opaganib in South Korea for COVID-19

However, on September 2, 2022, the Company filed a lawsuit against Kukbo and is in the process of seeking a default judgment against Kukbo in a United States court, as a result of Kukbo’s default in delivering to the Company $5 million under the Subscription Agreement, dated October 25, 2021, in exchange for ADSs, and a further payment of $1.5 million due under the license agreement. On November 24, 2022, Kukbo responded in a letter to the lawsuit, stating that it intends to defend itself and bring a counterclaim against the Company.

The Company notes that Kukbo did not file a response in the U.S. court within the required timeframe. On December 17, 2022, Kukbo filed a counterclaim against the Company, prompting the Company to file a motion to dismiss Kukbo’s counterclaims. Legal proceedings are ongoing, but the Company believes in the merits of its lawsuit against Kukbo and will continue to decisively pursue a favorable judgment.

As of December 31, 2022, the Company has not recognized revenues from the license agreement as the criteria to do so was not fully met.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - INCOME TAX:

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

c.   Carryforward losses:

As of December 31, 2022, the Company had net operating loss (“NOLs”) carried forward of approximately $283 million. Under Israeli tax laws, carryforward tax losses have no expiration date.

As of December 31, 2022, the U.S. subsidiary had a net operating loss carryforward of approximately $72 million, of which approximately $10 million expires in 2037, and approximately $62 million does not expire, but is limited to offset 80% of the net income in the year it is utilized.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.   Deductible temporary differences:

The amount of cumulative deductible temporary differences, other than carryforward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the Statements of Financial Position as of December 31, 2022, and 2021, were $14 million and $20 million, respectively. These temporary differences have no expiration dates.

e.   Tax assessments:

The Company has not been assessed for tax purposes since its incorporation. The Company’s tax assessments for 2017 are therefore considered final.

NOTE 17 - SHARE CAPITAL:

a.  Composition:

Company share capital is composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31,
	2022	2021
	In thousands
Authorized ordinary shares	1,594,000	794,000
Authorized preferred shares (reserved)	6,000	6,000
Issued and paid ordinary shares	931,962	524,016

On May 13, 2022, the annual general meeting of shareholders approved the increase of the authorized share capital of the Company to 1,594,000,000 Ordinary Shares, NIS 0.01 par value per share. See also note 27(b) regarding ratio change of the Company's ADSs

During 2022, the Company sold 1,223,292 ADSs under the “at-the-market” equity offering program (“ATM program”) at an average price of $1.67 per ADS, for aggregate net proceeds of approximately $2 million, net of an immaterial amount of issuance expenses. The sales were under the Company's sales agreement with Cantor Fitzgerald & Co. upon the terms and subject to the conditions and limitations in the sales agreement, the Company may elect from time to time, to offer and sell its ADSs having aggregate gross sales proceeds of up to $100 million through the ATM program. During 2021, the Company sold 87,624 ADSs under an ATM program at an average price of $9.03 per ADS. Net and gross proceeds to the Company were approximately $0.8 million.

b.	In May 2022, the Company entered into a definitive agreement with a single investor, which entailed the issuance of 10,563,380 ADSs (or ADS equivalent which consist of pre-funded warrants with an exercise price of $0.001 per pre-funded warrant) and grant of unregistered private warrants to purchase up to 13,204,225 ADSs, for a total net consideration of $14.4 million.

The warrants have an exercise price of $1.48 per ADS, are exercisable six months after the issuance     date, and have a term of five and one-half years. The warrants may be exercised either for cash or on a cashless basis. See note 27(c) with regards to repricing of these warrants.

The warrants were classified as a financial liability due to a net settlement provision. These derivatives were recognized and subsequently measured at fair value through profit or loss. The consideration, net of issue expenses, was allocated to the various issued instruments. Out of the gross consideration, $8.1 million was allocated to the warrants. The remainder of approximately $6.9 million was allocated to equity. Issuance expenses of approximately $0.6 million were

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

allocated as following: $0.3 million allocated to the liability instruments and were recorded directly to the statement of comprehensive loss and $0.3 million allocated to the equity component and were recorded against additional paid in capital.

The fair value of the warrants was computed using the Black and Scholes option pricing model. The fair value of the warrants as of December 31, 2022, was based on the price of an ADS on December 31, 2022, and based on the following parameters: risk-free interest rate of 4.00% and an average standard deviation of 81.75%.

c.	In December 2022, the Company completed an underwritten public offering with gross proceeds to the Company of approximately $8 million. The offering consisted of 32,000,000 ADSs (or ADS equivalent which consist of pre-funded warrants with an exercise price of $0.001 per pre-funded warrant) as well as granted warrants to purchase up to 32,000,000 ADSs. Issuance expenses of approximately $0.6 million were recorded directly to the statement of comprehensive loss.

The warrants have an exercise price of $0.25 per ADS, are exercisable immediately after the issuance date and have a term of 5 years. The warrants may be exercised either for cash or on a cashless basis.

The warrants were classified as a financial liability due to a net settlement provision. These derivatives were recognized and subsequently measured at fair value through profit or loss. Upon initial recognition the fair value of the warrants was adjusted to reflect the unrecognized day 1 loss. After initial recognition, the unrecognized day 1 loss of the warrants is amortized over its contractual life.

The fair value of the warrants as of December 31, 2022, was based on the price of an ADS on December 31, 2022, and based on the following parameters: risk-free interest rate of 3.99% and an average standard deviation of 81.71%.

d.	During 2022, the Company issued 486,504 ADSs resulting from vested RSUs that had been issued to employees and consultants of the Company.
e.	In October 2021, the Company has entered into an agreement with Kukbo Co. Ltd. (“Kukbo”), a South Korean corporation, for the sale of the Company’s ADSs in a private placement of up to $10 million. Kukbo’s investment in the Company is to be made in two tranches, with the first tranche of $5 million paid in October 2021 and the second tranche of $5 million to follow within six months, subject to satisfaction of certain conditions. As part of the first tranche, The Company has issued 827,586 ADSs at a purchase price of $6.04, which represented a 20% premium over the 30-day weighted average price of the ADSs on the Nasdaq. The $5 million consideration for the first tranche was attributed in full to equity, Likewise, the number of ADSs to be issued in the second tranche will be calculated based on a price per ADS representing a 20% premium over the 30-day weighted average at the closing. The $5 million of the second trench has not yet been received as of the approval date of this financial statements, See also note 15(8) above.

f.     During 2021, the Company issued 565,998 ADSs for $4 million, resulting from exercises of options that had been issued to employees of the Company.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - SHARE-BASED PAYMENTS:

On May 30, 2010, a general meeting of shareholders approved the option plan of the Company (the “Option Plan”), after being approved by the BoD. In 2017 the Option Plan was amended and restated as the 2010 Award Plan (the “Award Plan”). As of December 31, 2022, the Award Plan allows the Company to allocate up to 243,054,523 options to purchase ordinary shares and RSUs to employees, consultants, and directors and are reserved by the BoD for issuance under the Award Plan. The terms and conditions of the grants were determined by the BoD and are according to the Award Plan. See also note 27(b) regarding ratio change of the Company's ADSs.

a.   The following is information on options granted in 2022:

	Number of options granted
		Exercise	Fair value of
		price for 1	options on date of
	According to the Award Plan	ADS ($)	grant in U.S. dollars
Date of BoD	of the Company (1)		in thousands (2)
January 2022	5,000	2.45	7
March 2022	6,000	1.67	6
	11,000		13

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

2)   The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company’s ADSs: $1.67 - $2.45, expected volatility: 66.94% - 67.21%, risk-free interest rate: 1.73% - 1.78% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

                                                                                                                                                                                                                                                                                             b.   The following is information on RSUs granted in 2022:

				Fair value of
	Number of RSUs granted			RSUs on date of
	According to the Award Plan of the Company			grant in U.S. dollars
Date of BoD	Other than to Directors	To directors (4)	Total	in thousands (5)
January 2022 (1)	1,920,500	140,000	2,060,500	5,712
March 2022 (1)	96,000	—	96,000	160
April 2022(1)	35,000	—	35,000	87
June 2022 (2)	2,018,500	165,000	2,183,500	1,878
July 2022 (2)	65,000	—	65,000	56
September 2022 (3)	370,279	51,030	421,309	352
November 2022 (3)	603,416		603,416	380
Total	5,108,695	356,030	5,464,725	8,625

1)The RSUs vest as follows: 50% of RSUs will vest one year following the grant and 50% will vest two years following the grant.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)The RSUs vest in 12 equal quarterly installments over three year-period.

3)The RSUs vest in 8 equal quarterly installments over two year-period.

4)The general meeting of the Company’s shareholders held on May 13, 2022 (the “May 2022 AGM”), subsequent to approval of the Company’s BoD in January 2022, approved the grant of 140,000 RSUs under the Company’s Award plan to directors and to the Company's Chief Executive Officer in the same terms. The fair value of these RSUs on the date of grant was $0.1 million.

In addition, In June 2022 and September 2022 the Company’s BoD, approved the grants of 216,030 RSUs under the Company’s Award plan to directors and to the Company's Chief Executive Officer in the same terms, subject to the Annual general meeting approval.  The fair value of these RSUs on the date of approval was $0.1 million.

5)	The fair value of the RSUs were determined based on the price of an ADS on the date the RSUs were granted.
c.	During 2022, approximately 2.7 million options and RSUs were forfeited, resulting in $4.5 million in reversed expenses.

d.    The following is information on options granted in 2021:

	Number of options granted

	According to the Award Plan			Exercise	Fair value of
	of the Company (1)			price for 1	options on date of
	Other than to			Ads	grant in U.S. dollars
Date of BoD	directors (1)	To directors (1) (2)	Total	$)	in thousands (3)
March 2021	40,500	—	40,500	9.44	151
April 2021	2,036,440	—	2,036,440	7.08	8,274
May 2021	22,500	—	22,500	7.05	90
July 2021	17,000	310,341	327,341	6.9-7.08	1,377
August 2021	53,500		53,500	6.97-7.18	210
September 2021	12,000	—	12,000	4.56	31
November 2021	24,500	—	24,500	4.54	63
December 2021	17,000	—	17,000	2.65	26
	2,223,440	310,341	2,533,781		10,222

1)	The options will vest as follows: for directors, employees and consultants of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors, employees and consultants of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest will vest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

2)	The general meeting of the Company’s shareholders held on July 26, 2021 (the “July 2021 AGM”), subsequent to approval of the Company’s BoD, approved the grant of 310,341 options under the Company’s Award Plan, to directors and to the Company's Chief Executive Officer.

3)	The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company’s ADSs: $4.28 - $9.19, expected volatility: 64.05%

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

e.    Changes in the number of options in ADSs and weighted averages of exercise prices are as follows:

	Year Ended December 31,
	2022		2021
		Weighted		Weighted
		average of		average of
	Number of	exercise	Number of	exercise
	options	price ($)	options	price ($)
Outstanding at beginning of year	6,821,491	6.50	5,428,803	9.08
Exercised	—	7.08	(565,998)	7.08
Expired and forfeited	(1,573,138)	6.82	(575,095)	8.02
Granted	11,000	2.02	2,533,781	7.05
Outstanding at end of year	5,259,353	6.39	6,821,491	6.50
Exercisable at end of year	3,950,491	6.23	3,615,662	6.14

f.	Changes in the number of RSUs in ADSs during the period are as follows:

Year Ended December 31,

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2022	2021

	Number of	Number of
	RSUs	RSUs
Outstanding at beginning of year	—	—
Exercised	(486,504)	—
Expired and forfeited	(1,154,435)	—
Granted	5,286,695	—
Outstanding at end of year	3,645,756	—

g.	The following is information about the exercise price and remaining useful life of outstanding options at year-end:

Year Ended December 31,
2022			2021
Number of			Number of
options		Weighted	options		Weighted
outstanding		average of	outstanding		average of
at end of	Exercise price	remaining	at end of	Exercise price	remaining
year	range	useful life	year	range	useful life
5,259,353	$1.67-$15.6	5.2	6,821,491	$2.65-$15.6	6.8

h.    Expenses recognized in profit or loss for the options and RSUs are as follows:

Year Ended December 31,
2022	2021	2020
U.S. dollars in thousands
5,675	10,212	4,202

The remaining compensation expenses as of December 31, 2022, are $4 million and will be expensed in full by December 2025.

NOTE 19 - NET REVENUES:

	Year Ended December 31,
	2022	2021	2020
	U.S dollars in thousands
Licensing revenues (1)	2,000	—	—
Movantik® revenues	52,098	76,767	59,356
Sales of Other products	7,702	8,990	5,003
	61,800	85,757	64,359
1)	See also note 15(7) above.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended December 31,
	2022	2021	2020

	U.S. dollars in thousands
Payroll and related expenses	661	839	636
Professional services	1,210	1,821	1,752
Share-based payments	1,151	1,910	883
Clinical and pre-clinical trials	3,872	23,905	12,569
Intellectual property development	180	349	298
Other	205	674	353
	7,279	29,498	16,491

NOTE 21 - SELLING AND MARKETING EXPENSES:

	Year Ended December 31,
	2022	2021	2020

	U.S. dollars in thousands
Payroll and related expenses	19,235	24,227	20,756
Share-based payments	553	2,570	1,464
Professional services	6,596	17,441	18,957
Samples	836	1,008	438
Travel, Fleet, meals and related expenses	5,136	7,305	5,729
Office-related expenses	1,510	1,285	957
Other	1,576	1,787	984
	35,442	55,623	49,285

NOTE 22 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31,
	2022	2021	2020

	U.S. dollars in thousands
Payroll and related expenses	10,521	11,974	11,159
Share-based payments	3,971	5,732	1,855
Professional services and supply chain	10,787	11,040	9,132
Medical affairs	1,214	1,600	1,052
Office-related expenses	1,434	1,438	1,168
Other	659	581	1,009
	28,586	32,365	25,375

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - FINANCIAL EXPENSES, net:

	Year Ended December 31,
	2022	2021	2020

	U.S dollars in thousands
Financial income:
Fair value gains on derivative financial instruments	13,422	—	—
Gains on financial assets at fair value through profit or loss	—	—	94
Interest from bank deposits	140	51	176
	13,562	51	270
Financial expenses:
Interest for lease liabilities	430	395	405
Issuance costs with respect of warrants	958	—	—
Loss from changes in exchange rates	40	28	9
Interest and royalties expenses related to borrowing and payable in respect of intangible assets purchase	40,903	16,172	12,045
Other	56	65	300
	42,387	16,660	12,759
Financial expenses (income), net	28,825	16,609	12,489

(

NOTE 24 - SEGMENT INFORMATION:

The Chief Executive Officer is the Company’s Chief Operating Decision Maker (“CODM”). The CODM allocates resources and assesses the Company’s performance based on the following segmentation: Commercial Operations and Research & Development. The Commercial Operations segment covers all areas relating to the commercial sales and is being performed by the Company’s U.S. subsidiary. The Research and Development segment includes all activities related to research and development and licensing of therapeutic candidates and is being performed by the Company.

The Company reports on revenue and segment Adjusted EBITDA. The CODM does not review assets by operating segment. Adjusted EBITDA represents net loss before depreciation, amortization, and financial expenses (income), adjusted to exclude share-based compensation and the Aemcolo® intangible asset impairment. (See also note 10b).

The following table presents segment profitability and a reconciliation to the consolidated net loss and comprehensive loss for the periods indicated:

	Year Ended December 31,
	2022	2021	2020
	U.S. dollars in thousands
Commercial Operations Segment Adjusted EBITDA	(16,595)	(15,527)	(27,236)
Research And Development Adjusted EBITDA	(12,420)	(37,247)	(23,501)
Financial expenses (income), net	28,825	16,609	12,489
Share-based compensation to employees and service providers	5,675	10,212	4,202
Depreciation	2,136	1,914	1,710
Amortization and impairment of intangible assets	6,018	16,235	7,035
Consolidated Comprehensive loss	71,669	97,744	76,173

Except for $2 million in licensing revenues reported for the year ended December 31, 2022, which are allocated to the Research and Development segment, all of the Company’s revenues are allocated to the Commercial Operations segment.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.   Major customers

The following table represent the percentages of total net revenues from the major customers:

	Year Ended December 31,
	2022	2021	2020
Customer A	32%	32%	35%
Customer B	30%	31%	28%
Customer C	33%	32%	35%

The Company’s revenues were entirely in the U.S. except licensing revenues, and the payment terms for all customers are 30 to 66 days.

c.   Assets by geographic location

The Company’s non-current assets located in Israel as of December 31, 2022, amount to $6.8 million (mainly intangible assets - $5.6 million and right-of-use assets - $0.9 million). The remainder of the consolidated non-current assets as of December 31, 2022, amount to $66.3 million and are located in the U.S (consisting mainly of intangible assets - $60 million, and right-of-use assets - $5.8 million).

NOTE 25 - LOSS PER ORDINARY SHARE:

a.	Basic

The basic loss per share is calculated by dividing the loss by the weighted average number of ordinary shares in issue during the period.

The following is data taken into account in the computation of basic loss per share:

	Year Ended December 31,
	2022	2021	2020
Loss (U.S. dollars in thousands)	71,669	97,744	76,173
Weighted average number of ordinary shares outstanding during the period (in thousands)	619,299	465,273	364,276
Basic loss per share (U.S. dollars)	0.12	0.21	0.21

b.	Diluted

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - RELATED PARTIES:

a.    Key management in 2022 includes members of the Board of Directors, including the Company’s Chief Commercial Officer and Chief Executive Officer:

	Year Ended December 31,
	2022	2021	2020

	U.S. dollars in thousands
Key management compensation:
Salaries and other short-term employee benefits	1,486	1,668	1,526
Post-employment benefits	64	91	61
Share-based payments	1,041	1,611	661
Other long-term benefits	44	54	33

b.    Balances with related parties:

	December 31,
	2022	2021

	U.S. dollars in thousand
Current liabilities -
Credit balance in “accrued expenses and other current liabilities”	191	399

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 - EVENTS SUBSEQUENT TO DECEMBER 31, 2022:

a.	On February 2, 2023, the Company and RedHill Inc. have reached an agreement with HCRM resulting in the extinguishment of all of RedHill Inc. debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of its rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. HCRM will assume substantially all post-closing liabilities, and RedHill Inc. will retain substantially all pre-closing liabilities relating to Movantik®. As part of the parties' arrangement, and to ensure continuous patient care, RedHill Inc. will provide HCRM with paid transition services for up to 12 months. HCRM will retain security interests in certain of the Company’s assets until substantially all pre-closing liabilities relating to Movantik® have been paid or other specific conditions are met. Following the sale of the rights to Movantik®, the $16 million held as restricted cash under the Credit Agreement was deposited into an escrow account to pay pre-closing liabilities related to Movantik®. See also notes 15(5) and 15(6).
b.	On March 23, 2023, the Company implemented a ratio change of the Company's ADSs to its non-traded ordinary shares from ratio of 1 ADS representing 10 ordinary shares to a new ratio of 1 ADS representing 400 ordinary shares.
c.	On April 3, 2023, the Company completed a Registered Direct Offering with gross proceeds to the Company of approximately $6 million, before deducting offering expenses of approximately $0.6 million. The offering consisted of 1,500,000 ADSs (or ADS equivalent) as well as granted (i) unregistered private warrants to purchase up to 1,500,000 ADSs. The warrants have an exercise price of $4.75 per ADS, are exercisable immediately after the issuance date and have a term of 5 years. (ii) unregistered private warrants to purchase up to 1,500,000 ADSs. The warrants have an exercise price of $4.00 per ADS, are exercisable immediately after the issuance date and have a term of 9 months. The Company also has agreed that certain existing warrants to purchase up to an aggregate of 330,106 ADSs at an exercise price of $59.20 per ADS ($1.48 per ADS prior to the ratio change describes in note 27 (b) above) and a termination date of November 11, 2027, were amended, so that the amended warrants have a reduced exercise price of $4.75 per share and a termination date of 5 years following the closing of the offering. In addition, the Company has agreed to issue to the Placement Agent, warrants to purchase up to 90,000 ADSs with an exercise price of $5.00 per share and exercisable for 5 years. All the warrants may be exercised either for cash or on a cashless basis.