Form 20-F
period 2023-12-31
RedHill Biopharma Ltd.
filed 2024-04-08
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________
For the transition period from to

Commission file number 001-35773

RedHill Biopharma Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

21 Ha’arba’a Street, Tel Aviv 6473921, Israel
(Address of principal executive offices)

Razi Ingber, Chief Financial Officer
21 Ha’arba’a Street, Tel Aviv 6473921, Israel
Tel: 972-3-541-3131; Fax: 972-3-541-3144
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing four hundred (400) Ordinary Shares (1)	RDHL	NASDAQ Capital Market

Ordinary Shares, par value NIS 0.01 per share (2)

(1) Evidenced by American Depositary Receipts.

(2) Not traded on the Nasdaq Capital Market, but listed above in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,746,797,800 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ◻   No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Large Accelerated filer ◻	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☐

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

Yes  ☐    No   ☒

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd. and its wholly owned subsidiary, RedHill Biopharma Inc. (“RedHill U.S.”). The term “including” means “including but not limited to”, whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of April 4, 2024 ($1 = NIS 3.716). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

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

FORWARD-LOOKING STATEMENTS

Some of the statements under the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F (the “Annual Report”) may include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms, including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified. In addition, the section of this Annual Report entitled, “Item 4. Information on the Company”, contains information obtained from independent industry and other sources that we may not have independently validated. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the going concern reference in our financial statements and our ability to obtain additional financing or successfully conclude a strategic business transaction;
●	Our ability to close a strategic business transactions, including potential divestment of certain of our assets;
●	our reduced revenues, business size and scope, market share and opportunities in certain markets following the sale of our rights to Movantik®;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	our ability to obtain additional financing;
●	the commercialization and market acceptance of our commercial products;
●	our ability to generate sufficient revenues from our commercial products, including obtaining commercial insurance and government reimbursement;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, and to complete the development of such therapeutic candidates and obtain approval for marketing by the Food and Drug Administration (“FDA”) or other regulatory authorities;
●	our reliance on third parties to satisfactorily conduct key portions of our commercial operations, including manufacturing and other supply chain functions, market analysis services, safety monitoring, regulatory reporting and sales data analysis and the risk that those third parties may not perform such functions satisfactorily;
●	our ability to maintain an appropriate sales and marketing infrastructure;
●	our ability to establish and maintain corporate collaborations;
●	that our current commercial products or commercial products that we may commercialize or promote in the future may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for those products;
●	our exposure to significant drug product liability claims;
●	the initiation and completion of any postmarketing studies or trials;
●	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and to maintain our own marketing and commercialization capabilities;
●	our estimates of the markets, their size, characteristics and their potential for our commercial products and therapeutic candidates and our ability to serve those markets;
●	the successful commercialization of products we in-license or acquire;
●	our inability to enforce claims relating to a breach of a representation and warranty by a counterparty;
●	the hiring and continued employment of executives, sales personnel, and contractors;
●	our receipt and timing of regulatory clarity and approvals for our commercial products and therapeutic candidates, and the timing of other regulatory filings and approvals;
●	the initiation, timing, progress, and results of our research, development, manufacturing, preclinical studies, clinical trials, and other commercial efforts and therapeutic candidate development, as well as the extent and number of additional studies that we may be required to conduct;
●	Our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;
●	Our ability to develop or obtain approval for RHB-104 may be adversely impacted if a diagnostic test for MAP will not become available;

●	our reliance on third parties to conduct key portions of our clinical trials, including data management services and the risk that those third parties may not perform such functions satisfactorily;
●	our reliance on third parties to manufacture and supply our therapeutic candidates and their respective active pharmaceutical ingredients with the requisite quality and manufacturing standards in sufficient quantities and within the required timeframes and at an acceptable cost;
●	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;
●	the interpretation of the properties and characteristics of our commercial products or therapeutic candidates and of the results obtained in research, preclinical studies or clinical trials;
●	the implementation of our business model, strategic plans for our business, commercial products, and therapeutic candidates;
●	the impact of other companies and technologies that compete with us within our industry;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our commercial products and therapeutic candidates, including from existing or future claims of infringement, and our ability to operate our business without infringing or violating the intellectual property rights of others;
●	parties from whom we license or acquire our intellectual property defaulting in their obligations toward us;
●	the failure by a licensor or a partner of ours to meet their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner;
●	our reliance on the actions of third parties, including sublicensors and their other sublicensees, to maintain our rights under our in-licenses which are sublicenses;
●	the effect of a potential occurrence of patients suffering serious adverse events using investigative drugs under our Expanded Access Program;
●	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats;
●	our ability to resolve the disputes regarding the alleged events of default under our term loan facility, if not resolved, could harm our financial condition which could materially adversely affect our financial performance;
●	our ability to regain and maintain compliance with the listing standards of the Nasdaq Capital Market (“Nasdaq”);
●	the impact on our business of the political and security situation in Israel, the U.S. and other places in which we operate; and
●	other factors discussed in this Annual Report.

We have included important factors in the cautionary statements included in this Annual Report, particularly in “Item 3. Key Information – Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. No forward-looking statement is a guarantee of future performance.

You should read this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements in this Annual Report represent our views as of the date of this Annual Report. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read the “Risk Factors” section included in “Item 3. Key Information – Risk Factors” in full.

●	Our financial statements include a going concern reference. We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms and/or fail to replace Movantik® with another commercial product on a timely basis or successfully conclude a strategic business transaction, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.
●	We are actively pursuing and in discussions with multiple parties regarding strategic business transactions, including potential divestment of certain of our assets. There is no assurance that our discussions will result in any strategic business transactions.
●	Following our sale of our rights to Movantik®, our revenue, business’ size and scope, market share and opportunities in certain markets, or our ability to compete in certain markets and therapeutic categories is reduced.
●	Our ability to replace Movantik® with another commercial product, either internal or external, may not occur, and we may never achieve levels of revenue we have achieved through Movantik®.
●	Our failure to regain and maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of the ADSs.
●	Certain obligations under the Credit Agreement, dated February 23, 2020, as amended (the “Credit Agreement”), and the Asset Purchase Agreement (the “APA”), dated February 2, 2023, entered into with HCR Collateral Management, LLC (“HCRM”) and certain of its affiliates in connection with the sale of Movantik® in exchange for extinguishment of all debt obligations under the Credit Agreement are secured by a lien on Talicia®-related assets. As a result of this security interest, until extinguishment of such security interest, if we were to become insolvent the Talicia® assets would only be available to satisfy claims of our general creditors or to holders of our equity securities to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, if we lose Talicia® to a foreclosure, we will lose our remaining source of revenue following the sale of Movantik®, assuming we are not able to replace Movantik® with another commercial product. The existence of these security interests may also adversely affect our financial flexibility.
●	Our current working capital is not sufficient to commercialize our current commercial products or to complete the research and development with respect to any or all of our therapeutic candidates. We will need to raise significant additional capital to achieve our strategic objectives and to execute our business plans. Our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund the commercialization of our current commercial products, therapeutic candidates, or the products we may commercialize or promote in the future, attract development or commercial partners or retain key personnel, and to fund operations and develop our therapeutic candidates.
●	We may not successfully continue the commercialization of Talicia® or Aemcolo®.

●	Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2023. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.
●	If we are successful in developing a COVID-19 therapeutic, we may need to devote significant resources to our manufacturing scale-up and large-scale deployment, including for use by the U.S. or other governments. If one of our COVID-19 therapeutic candidates is approved for marketing or for Emergency Use, we may also need to devote significant resources to further expand our U.S. and non-U.S. sales and marketing activities and increase or maintain personnel to accommodate sales in the U.S. and outside the U.S.
●	If we or our future development or commercialization partners are unable to obtain or maintain the FDA or other foreign regulatory clearance and approval for our commercial products or therapeutic candidates, we or our commercialization partners will be unable to commercialize our current commercial products, products we may commercialize or promote in the future or our therapeutic candidates, upon approval, if any.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before you decide to buy our securities. The risks and uncertainties described below in this Annual Report for the year ended December 31, 2023, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

Our financial statements include a going concern reference.  We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms and/or fail to replace Movantik® with another commercial product on a timely basis or successfully conclude a strategic business transaction, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended December 31, 2023, our net cash used in operating activities was $35.8 million leaving a cash balance of $6.5 million, including $0.8 million of restricted cash held in the escrow account. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. We have determined that the Company’s available cash at December 31, 2023, together with proceeds raised in the offerings consummated in each of January 2024 and April 2024, will not be sufficient to fund current liabilities and capital expenditure requirements for a period exceeding one year from the date of this Annual Report. Our operational costs include the payment of the remaining pre-closing liabilities relating to Movantik®, which our subsidiary, RedHill U.S., retained under our agreement with HCRM for the extinguishment of all our debt obligations under the Credit Agreement in exchange for the transfer of our rights in Movantik® to an affiliate of HCRM.  As of December 31, 2023, the estimated pre-closing liabilities relating to Movantik® were approximately $4.8 million. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Term Loan Facility”. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

We will need to raise significant additional capital to finance our losses and negative cash flows from operations. We are also actively pursuing and in discussions with multiple parties regarding strategic business transactions, including potential divestment of certain of our assets. If we were to fail to raise sufficient capital or on favorable terms or successfully conclude a strategic business transaction, we may need to cease operations. There are no assurances that we will be able to raise significant additional capital on terms favorable to us or at all, particularly given the current difficult conditions in the capital markets and very low market capitalization which makes it more difficult to raise significant amounts of capital. In addition, following the sale of our rights to Movantik® in 2023, we have lost our primary revenue source and our ability to operate as a financially viable commercial business has been significantly more difficult. See “- Following our sale of our rights to Movantik®, our revenue, business’ size and scope, market share and opportunities in certain markets, or our ability to compete in certain markets and therapeutic categories is reduced. Our ability to replace Movantik® with another commercial product, either internal or external, may not occur, and we may never achieve levels of revenue we have achieved through Movantik®, which could have a material adverse effect on our ability to operate as a going concern.” If we are unsuccessful in achieving sufficient commercial sales of our products, including replacing Movantik® with another commercial product on a timely basis, or in raising sufficient capital, or successfully concluding a strategic business transaction, we will need to reduce activities and curtail or cease operations.

We are actively pursuing and in discussions with multiple parties regarding strategic business transactions, including potential divestment of certain of our assets. There is no assurance that our discussions will result in any strategic business transactions.

We are actively pursuing and in discussions with multiple parties regarding strategic business transactions, including potential divestment of certain of our assets. The success of any such strategic business transactions, including potential divestment of certain of our assets, is subject to various uncertainties, including but not limited to, market and other conditions, negotiations with potential buyers, regulatory approvals, and other factors beyond our control. There is no assurance that our discussions will result in any strategic business transactions. If we are unable to successfully complete strategic business transactions on favorable terms to us, or at all, our ability to strengthen our balance sheet and enhance our strategic focus could be impacted and could have a material adverse effect on our ability to continue to operate as a going concern.

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

Following the consummation of our sale of our rights to Movantik®, our revenue generated from Movantik® sales was eliminated and our business size and scope, market share and opportunities in certain markets, or our ability to compete in certain markets and therapeutic categories were substantially reduced. Our ability to realize any value from Movantik® beyond its price in an asset sale was permanently lost. Additionally, following the sale of our rights to Movantik®, we lost our primary revenue source and our ability to operate as a financially viable commercial business has been significantly more difficult. We may not be successful in replacing Movantik® with another commercial product, and we may never achieve levels of revenue we have achieved through Movantik®. We also lost economies of scale in our commercial operations that we were able to benefit from by having Movantik® as a core commercial product. As a result, we have downsized our commercial operations and taken other steps to better align its expenses and revenues, which has adversely affected our ability to sell our commercial products. If we are not able to replace Movantik® with another commercial product on a timely basis, this could have a material adverse effect on our ability to continue to operate as a going concern.  In addition, in the event we are not able to replace Movantik® with another commercial product on a timely basis or are otherwise unable to achieve levels of revenue we have achieved through Movantik®, we may need to further downsize our commercial operations, which could cause us to incur additional costs and expenses, including severance expenses, and make it more difficult to sell commercial products in the future. See “Item 6. Directors, Senior Management and Employees – B. Compensation – Change in Control Retention Plan and Agreements; Severance Arrangements.”

Certain obligations under the Credit Agreement, the APA and escrow agreement entered into with HCRM and certain of its affiliates in connection with the sale of Movantik® in exchange for extinguishment of all debt obligations under the Credit Agreement are secured by a lien on Talicia® and Aemcolo®-related assets. As a result of this security interest, until extinguishment of such security interest, if we were to breach our obligations under any of these agreements or become insolvent, the Talicia® and Aemcolo® assets would only be available to satisfy claims of our general creditors or to holders of our equity securities to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, if we lose these assets to a foreclosure, we will lose our remaining source of revenue following the sale of Movantik®, assuming we are not able to replace Movantik® with another commercial product. The existence of these security interests may also adversely affect our financial flexibility.

Certain obligations under the APA, the Credit Agreement and escrow agreement entered into with HCRM and certain of its affiliates in connection with the sale of Movantik® in exchange for extinguishment of obligations under the Credit Agreement are secured by a lien on Talicia® and Aemcolo®-related assets. See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM”. These obligations include the settling of substantially all pre-closing liabilities relating to Movantik as of the closing date of the transaction, which were estimated at approximately $51 million. To fulfill this obligation, an escrow account (“Escrow Account”) was established, utilizing the remaining accounts receivable related to Movantik that totals around $32 million, in addition to $5.3 million of restricted cash, and other available resources as required. As of December 31, 2023, the amount held in the Escrow Account was $0.8 million. These obligations also included the obligation of RedHill U.S. under the escrow agreement to deposit all cash received from accounts receivable related to Movantik® accrued as of the closing of the APA into the Escrow Account within a certain period of time in order to pay certain scheduled pre-closing liabilities related to Movantik®.

Accordingly, if an event of default were to occur under the APA, the Credit Agreement or the escrow agreement, HCRM could foreclose on its security interest and liquidate some or all of the Talicia® and Aemcolo® assets and would have a prior right to these assets, to the exclusion of our general creditors in the event of our bankruptcy, insolvency, liquidation or reorganization. In that event, these assets would first be used to repay in full all indebtedness and other obligations secured by such assets, resulting in a substantial portion of our assets being unavailable to satisfy the claims of our unsecured indebtedness. Only after satisfying the claims of our unsecured creditors would any amount be available for our equity holders. If we were to lose these assets to a foreclosure, we will lose our remaining source of revenue following the sale of Movantik®, assuming we are not able to replace Movantik® with another commercial product, in which case the loss of these assets could have a material adverse effect on our ability to continue to operate as a going concern.   The pledge of these assets may also limit our flexibility in raising capital for other purposes.

We may never have access to the cash held in the Escrow Account established in connection with the sale of Movantik® to an affiliate of HCRM, which jeopardizes our ability to finance our day-to-day operations.

In connection with the sale of our rights in Movantik® to an affiliate of HCRM, the $16 million that was held as restricted cash under the Credit Agreement was deposited into the Escrow Account to pay pre-closing liabilities related to Movantik® that have been retained by RedHill U.S. under the terms of the APA (as defined below), and all cash received from accounts receivable related to Movantik® accrued as of the closing of the APA are also to be deposited into the escrow account. See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM – Escrow Agreement.” As of December 31, 2023, the amount held in the Escrow Account was $0.8 million. We are not currently able to access or otherwise use any of the cash in the Escrow Account until amounts are released pursuant to the terms of the escrow agreement. In addition, we may never have access to the cash in the Escrow Account if all of it is used to resolve pre-closing liabilities related to Movantik®. The possible lack of future access to the cash in the Escrow Account jeopardizes our ability to finance our day-to-day operations and may require us to cease operations.

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

As of December 31, 2023, we had cash, cash equivalents, short-term investments and restricted cash of approximately $6.5 million, of which $0.8 million was held in the escrow account, and as of December 31, 2022, we had cash, cash equivalents and short-term investments of approximately $36.1 million. Following the sale of our rights to Movantik® under our asset purchase agreement with HCRM, the restricted cash was deposited into the Escrow Account to pay pre-closing liabilities related to Movantik® that have been retained by RedHill U.S. under the terms of the asset purchase agreement, and all cash received from accounts receivable related to Movantik® accrued as of the closing of the asset purchase agreement are also to be deposited into the escrow account. See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM.”  We have funded our operations primarily through public and private offerings of our securities, through strategic investments and our Credit Agreement HCRM. We will need to raise significant additional capital to achieve our strategic objectives of commercializing our current commercial products and other products that we may commercialize or promote in the future and acquiring, in-licensing and developing therapeutic candidates. We plan to fund our future operations through commercialization of Talicia® and Aemcolo®, out-licensing of our therapeutic candidates and commercialization of in-licensed or acquired products, and we will also need to raise significant additional capital through equity or debt financing or non-dilutive financing, including government grants. We are also actively pursuing and in discussions with multiple parties regarding strategic business transactions, including potential divestment of certain of our assets and/or our commercial operations, which we expect would provide us with additional capital although there is no guarantee that we will complete such a transaction on favorable terms to us, or at all. We are not yet certain of the financial impact of our commercialization activities, and the amounts we raise may not be sufficient to complete the research and development of all of our therapeutic candidates.

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

We may have difficulty raising needed capital or securing development or commercialization partners in the future as a result of, among other factors, present and future market conditions, the very low market capitalization of our company which makes it more difficult to make large capital raises, unsuccessful commercialization of Talicia® or Aemcolo® or products that we may commercialize or promote in the future, as well as the inherent business risks associated with our Company, our current commercial products, products that we may commercialize or promote in the future and our therapeutic candidates. In addition, our ability to raise capital would be adversely affected if we are not able to maintain compliance with Nasdaq’s continued listing requirements. Any financing may also involve significant dilution to our shareholders. We have completed financings in the past which resulted in significant dilution to our shareholders, and we may complete additional financings in the future with similar dilutive effects to our shareholders. To the extent we are able to generate meaningful revenues from our current and future commercial products, we may still need to raise capital because the revenues from our current and future commercial products may not be sufficient to cover all of our operating expenses and may not be sufficient to cover our commercial operations expenses. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. The healthcare industry faced a challenging market during 2023 and may continue to cause difficulties for healthcare companies to raise capital in the future. If we are unable to obtain sufficient future financing, we will need to reduce activities and curtail or cease operations.

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

Physicians, various other healthcare providers, patients, payors or the medical community, in general, may be unwilling to accept, utilize or recommend Talicia® or Aemcolo®. If we are unable, either on our own or through third parties, to manufacture, commercialize or market Talicia®, or to commercialize or market Aemcolo®, we may not achieve or continue to achieve market acceptance or generate meaningful revenues from Talicia® and Aemcolo®. In addition, in order to support our development product portfolio, we will need to achieve revenues from sales of Talicia® consistent with our business expectations, which may prove more difficult than currently expected. Our reputation, business, financial condition and results of operations may be materially adversely affected by any failure to meet such expectations. See “ - We are actively pursuing and in discussions with multiple parties regarding strategic business transactions, including potential divestment of certain of our assets and/or our commercial operations. There is no assurance that our discussions will result in any strategic business transactions.”

If we are unable to successfully continue the commercialization of Talicia®, our business and results of operations will suffer.

We expect our future success will significantly depend upon our ability to successfully commercialize Talicia in the U.S. or to find a commercialization partner ng to do so. In addition, there can be no guarantee that we will be able to establish our own manufacturing capabilities, including through third parties, in order to continue the successful commercialization of Talicia®. Our success depends on obtaining reimbursement to patients for our products and there is no guarantee we will be able to secure commercial or government coverage for any of our products. There is significant pressure within the U.S. healthcare reimbursement system to reduce costs of prescription drugs which could adversely affect us. In order to support our growing development product portfolio, we will need to achieve revenues from sales of Talicia® consistent with our business expectations, which may prove more difficult than currently expected. Our reputation, business, financial condition and results of operations may be materially adversely affected by any failure to meet such expectations. See “ -

We are actively pursuing and in discussions with multiple parties regarding strategic business transactions, including potential divestment of certain of our assets. There is no assurance that our discussions will result in any strategic business transactions.”

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2023. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures are designed to prevent fraud. Our management is required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis and our independent registered public accounting firm attests to the effectiveness of our internal controls over financial reporting pursuant to any applicable requirements of Section 404.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with any applicable requirements of Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2022 (as previously disclosed in our annual report for the year ended December 31, 2022), due to the material weakness in internal control over financial reporting which existed at that date, relating to lack of sufficient controls which impacted the calculation of allowance for deductions from revenues. We lacked enough financial reporting personnel with an appropriate level of knowledge, experience, and training commensurate with our financial reporting requirements. This control deficiency contributed to the fact that not all data and information available to us was taken into consideration when making the calculation. We were unable to confirm the full remediation of this material weakness by that date, and therefore concluded that our disclosure controls and procedures were not effective as of December 31, 2022, and December 31, 2023, due to material weaknesses in our internal control over financial reporting, as described in Item 15, “Controls and Procedures” of this annual report. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented, or detected on a timely basis. These control deficiencies resulted in material misstatements of the consolidated financial statements as of March 31, 2022. Accordingly, our management determined that these control deficiencies constitute material weaknesses. As of December 31, 2023, we were unable to confirm the full remediation of this material weakness as of such the date, and our management determined that these control deficiencies constitute material weaknesses.

Implementation of remediation measures requires validation and testing of the design and operating effectiveness of internal control over a sustained period of financial reporting prior to reaching a determination that the material weakness have been remediated. As we continue to validate and test our internal control over financial reporting, we may determine that additional measures or modifications to the remediation plan are necessary or appropriate. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement in our financial statements. Additionally, if significant deficiencies or other material weaknesses are identified in our internal control over financial reporting that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements and the trading price of our shares and ability to obtain any necessary equity or debt financing could suffer. The material weaknesses will not be considered remediated until we have completed implementing the necessary controls and ensured their applicability.

We have made, and will continue to make, changes in these and other areas. In any event, the process of determining whether our existing internal controls are compliant with any applicable requirements under Section 404 and sufficiently effective will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to complete our evaluation, testing and any required remediation needed to comply with any applicable requirements under Section 404 in a timely fashion. Irrespective of compliance with any applicable requirements under Section 404, any additional failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Furthermore, if we are unable to certify that our internal control over financial reporting is effective and in compliance with any applicable requirements under Section 404, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or stock exchanges, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business, the price of the ADSs and our ability to access the capital markets.

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

We plan to further fund our future operations through commercialization and out-licensing of our therapeutic candidates, commercialization of in-licensed or acquired products and raising significant additional capital through equity or debt financing or through non-dilutive financing, including government grants. We are also actively pursuing and in discussions with multiple parties regarding strategic business transactions, including potential divestment of certain of our assets and/or our commercial operations, which we expect would provide us with additional capital although there is no guarantee that we will complete such a transaction on favorable terms to us, or at all. Our current cash resources are not sufficient to complete the research and development of any or all of our therapeutic candidates and to fully support our commercial operations until generation of sustainable positive cash flows. We expect that we will incur additional losses as we continue to focus our resources on advancing the development of our therapeutic candidates, as well as advancing our commercial operations, based on a prioritized plan that may result in negative cash flows from operating activities.

Most of our therapeutic candidates are in late-stage clinical development. All of our therapeutic candidates will likely require successful additional clinical and non-clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales of them, if at all. We have incurred losses since inception, principally as a result of research and development, selling, marketing, and business development, and general and administrative expenses in support of our operations. We experienced net income of approximately $23.9 million for the twelve months ended December 31, 2023, net loss of $71.7 million for the twelve months ended December 31, 2022, and net loss of $97.7 million for the twelve months ended December 31, 2021. As of December 31, 2023, we had an accumulated deficit of approximately $407.7 million. Our ability to generate sufficient revenues to sustain our business operations in accordance with our plan and to achieve profitability depends mainly upon our ability, alone and/or with others, to successfully commercialize or promote our current commercial products and products that we may acquire or for which we may acquire commercialization rights in the future, develop our therapeutic candidates, obtain the required regulatory approvals in various territories. We may be unable to achieve any or all of these goals with regard to our current commercial products, our therapeutic candidates or products we may commercialize or promote in the future. As a result, we may never achieve sufficient revenues to sustain our business operations in accordance with our plan or be profitable.

Our capital requirements are subject to numerous risks.

Our long-term capital requirements are expected to depend on many potential factors, including but not limited to:

●	whether we are able to complete a strategic business transaction, including a potential divestment of certain of our assets and/or our commercial operations, on favorable terms to us, or at all;
●	the progress, success, and cost of our clinical and non-clinical trials and research and development programs, including manufacturing;
●	the number and type of commercial products we commercialize;
●	our ability to successfully commercialize our current commercial products and products that we may commercialize or promote in the future, including through securing commercialization agreements with third parties and favorable pricing and market share or through our own commercialization capabilities;
●	the existence and entrance of generics into the market, including entrances into the market as a result of adverse outcomes in Abbreviated New Drug Application (“ANDA”) litigation, that could compete with our products and erode the profitability of our commercial products or products that we may commercialize or promote in the future;
●	the number and type of therapeutic candidates in development;
●	our ability to successfully complete our clinical and non-clinical trials and research and development programs, including recruitment and completion of relevant pediatric and oncology studies, since the pediatric population and the very advanced disease state and poor prognosis of the oncology patients in our oncology studies make it particularly difficult to recruit and successfully treat the patients, and to successfully complete the studies;
●	the identification and acquisition of additional therapeutic candidates and commercial products;
●	the costs, timing, and outcome of regulatory review and obtaining regulatory clarity and approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;
●	the costs of enforcing our issued patents and defending intellectual property-related claims;
●	the costs of manufacturing, developing and maintaining sales, marketing, and distribution channels for our commercial products;
●	our consumption of available resources, especially at a more rapid consumption than currently anticipated, resulting in the need for additional funding sooner than anticipated;
●	the amount and frequency of any milestone or royalty payments for which we are responsible; and
●	the ability and interest of investors to invest in our products and activities.

We have limited experience achieving regulatory approval or out-licensing our therapeutic candidates, making it difficult to evaluate our business and prospects.

Talicia® is our first and only product that was developed internally and approved for marketing by the FDA. We have limited experience in commercializing products and achieving regulatory approval or out- licensing our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and we may not be able to fully assess our ability to commercialize our current commercial products or ones we may acquire or develop in the future, complete the development or obtain regulatory approval for our current and future therapeutic candidates or obtain regulatory approvals, reimbursement by third-party payors, achieve market acceptance or competitive pricing of our current commercial products or products that we may commercialize or promote in the future.

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

Our commercial efforts, including our sales and marketing efforts, must comply with various laws and regulations. Under applicable FDA marketing regulations, prescription drug promotions must be consistent with and not contrary to labeling, present “fair balance” between risks and benefits, be truthful and not false or misleading, be adequately substantiated (when required), and include adequate directions for use. Additionally, our marketing activities may be subject to enforcement by the Federal Trade Commission, state attorneys general, and consumer class-action liability if we engage in any practices that appear misleading or deceptive to the applicable agencies or consumers. Our sales and marketing practices must also comply with federal and state anti-kickback statutes, the violation of which can result in criminal liability and other penalties.

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

In order to maintain and potentially increase our commercialization capabilities in the U.S. and outside the U.S., we may need to maintain and potentially expand, among others, our development, regulatory, manufacturing, sales and marketing capabilities, and to maintain or potentially increase our personnel to accommodate sales. We may experience difficulties in managing this growth and integrating new personnel.

To maintain and potentially increase our own commercialization capabilities in the U.S. and outside the U.S. we may need to expand, among others, our development, regulatory, manufacturing, sales and marketing capabilities, and to maintain or potentially increase our personnel to accommodate sales. We may not be able to secure or retain personnel, organizations or vendors that are adequate in number or expertise to successfully and lawfully market and sell our products in the U.S. or outside the U.S. If we are unable to maintain or expand our sales and marketing capabilities, train our sales force or contractors effectively or provide any other capabilities necessary to commercialize products, we may need to contract with third parties to market and sell our products which could have an adverse effect on our financial condition and our results of operations.

We may also have difficulty in integrating into our existing U.S. operations sales and other commercial personnel or contractors that we may hire or engage to support the commercialization of Talicia® and Aemcolo®. Sales personnel or contractors’ productivity may decrease as we hire new, less experienced sales personnel or contractors who are not yet familiar with our commercial products. In addition, we may be exposed to greater regulatory and compliance risks with an expanded sales force and activities to the extent applicable.

Future growth may impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees or contractors. Our U.S. subsidiary, RedHill U.S., has historically experienced and continues to experience high turnover rates. See “– Our business could suffer if we are unable to attract and retain key personnel and additional highly qualified personnel.” below. In addition, management may have to divert a disproportionate amount of its attention away from running our day-to-day activities and devote a substantial amount of time to managing these growth activities.

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

In addition, our reliance upon our partners in connection with commercial activities subjects us to a number of additional risks, including but not limited to, the following:

●	we do not generally control our partners’ communications with the FDA or other foreign regulatory authorities, and the FDA or other foreign regulatory authorities may determine not to approve or elect to withdraw the products from the market due to various factors including any action or inaction taken by our partners (see “ – Our current commercial products or products which we may commercialize or promote in the future may be subject to recalls or market withdrawal that could have an adverse effect on our reputation, business, financial condition or results of operations.”);
●	in many instances, we rely on our partners to take enforcement action to protect the IP and regulatory protections, if any, of some of our commercial products. Their failure to diligently protect these products could materially affect our commercial success;
●	we rely on our partners to be responsible for the manufacture of some of our current commercial products, including through third-party manufacturers with the requisite quality and manufacturing standards as required under applicable laws and regulations, and we also rely on those same partners to supply their respective products and active pharmaceutical ingredients (“APIs”), which may result in us having those respective products and APIs in insufficient quantities or not delivered in as timely a manner as is necessary to achieve adequate or successful promotion and sale of their respective products;
●	our partners relating to our commercial products may significantly create or change reimbursement agreements or increase or decrease the price of their respective products to a level that could adversely affect our sales or revenues;
●	our partners may make decisions related to the product and take critical actions to support the product, including with respect to promotion, sales and marketing, medical affairs and pharmacovigilance, and any action or inaction taken by those same partners may adversely affect the approval, promotion and sales of their respective commercial products;
●	our partners may terminate their agreements with us after an agreed-upon period for reasons set forth in those same partners’ respective agreements with us;
●	our partners for future commercial products may change or create new agreements with wholesalers, Pharmacy Benefit Managers or other important stakeholders, which may significantly impact our ability to achieve commercial success, or they may fail to negotiate reimbursement agreements with payors which could also negatively affect our commercial success;
●	our partners may change the price of their respective commercial products to a level that could adversely affect our sales or revenues; and
●	our partners may not be successful in maintaining or expanding reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators, which may adversely affect the sales of their respective products.

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

Maintaining and potentially expanding our commercial infrastructure in the U.S., is a significant undertaking that requires substantial financial and managerial resources, and we may encounter setbacks or may not be successful in our efforts.

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

If our forecasts exceed demand, we could experience excess inventory of APIs or of our commercial products, which can increase our inventory costs and result in obsolete inventory. Alternatively, if demand exceeds our forecasts, this may cause a shortage of commercial products, or the APIs used in our products, which could result in an inability to satisfy demand for our commercial products and a resulting material loss of market share and potential revenue. A failure to accurately predict the level of demand for our commercial products could adversely affect our revenues and net income.

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

If third parties do not manufacture, our therapeutic candidates, upon approval, if any, or products we may commercialize or promote in the future in sufficient quantities, within the required timeframes, at an acceptable cost and in accordance with applicable quality standards and other regulatory requirements, the commercialization of our current commercial products or products we may commercialize or promote in the future may be adversely affected, or clinical development of our therapeutic candidates.

We do not currently own or operate manufacturing facilities. We rely on, and expect to continue to rely on, third parties to manufacture commercial quantities of our current commercial products and products that we may commercialize or promote in the future and clinical quantities of our therapeutic candidates. We rely on Recipharm and other contracting parties to provide sufficient quantities of Talicia® in the required timeframe. We rely on Cosmo to provide sufficient quantities of Aemcolo® in the required timeframe. We rely on various third parties to satisfy our supply requirements and there is no guarantee they will be able to do so successfully or in a timely manner. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our therapeutic candidates and any products that we may commercialize or promote may adversely affect our future operations and our ability to commercialize our current commercial products and any products that we may commercialize or promote on a timely and competitive basis, and to develop therapeutic candidates.

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

We anticipate continued reliance on third party manufacturers for our current commercial products, and we expect to rely on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates.

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

Reliance on third-party manufacturers entails risks, including, but not limited to:

●	manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our current or future commercial products, including Talicia® and Aemcolo®, or any future therapeutic candidates, if approved, or otherwise do not satisfactorily perform according to the terms of their agreements with us;
●	the possible termination or nonrenewal of manufacturing agreements by the third-party manufacturers at a time that is costly or inconvenient for us;
●	the possible breach of manufacturing agreements by third-party manufacturers;
●	inability to fulfill all or part of our undertakings and commitments to our current or future commercialization partners in the U.S. and other territories, such as our partner Gaelen Medical, due to, among other things, delays or lack of supply by manufacturers of commercial products or the supply of such products in quantity or quality which is inadequate or not in line with the required regulatory standards or our agreements;
●	delays in obtaining regulatory approval for any future therapeutic candidates, if our third-party manufacturers fail to satisfy FDA inspection requirements in connection with pre-approval inspections or otherwise fail to comply with regulatory requirements; and
●	product loss or serious adverse events due to contamination, equipment failure, or improper installation or operation of equipment or operator error.

If we are unable to establish collaborations for our therapeutic candidates or products we may commercialize or promote, or otherwise not be able to raise substantial additional capital, we will likely need to alter or abandon our development and commercialization plans.

Our drug development programs and the potential commercialization of our approved products or our therapeutic candidates and products that we may commercialize or promote in the future will require additional cash to fund expenses. As such, our strategy includes either selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering the development or potential commercialization of our approved products and therapeutic candidates, if approved, promoting or commercializing products, in whole or in part, in some or all jurisdictions or through our own commercialization capabilities, such as our partnership with Gaelan Medical. With respect to potential new third-party partners for the development or commercialization of our approved products and therapeutic candidates, if approved, and development or commercialization of products that we may commercialize or promote in the future, we may not be successful in entering into collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development, commercialization or promotion agreements or otherwise raise substantial additional capital to secure our own commercialization capabilities, we may have to limit the size or scope of our activities or we may have to delay or terminate one or more of our development or commercialization programs. Any failure to enter into (or in the case of Gaelen Medical, any failure to maintain) development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidates or products we may commercialize or promote or failure to develop, market and commercialize such commercial products or therapeutic candidates or products we may commercialize or promote independently may have an adverse effect on our reputation, business, financial condition or results of operations.

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

Disputes may arise between us and third parties from whom we have acquired assets or commercialization rights, with which we have license agreements or with which we have commercialization agreement. Any conflict, dispute or disagreement with such third parties may result in disruptions to our business relationships, require us to pay damages and incur costs, adversely affect our results of operations and may lead to loss of rights that are important to our business or costly litigation.

Our existing agreements impose, and we expect that future acquisition, commercialization or license agreements will impose, various diligence, milestone payments, royalty or other obligations on us. Such agreements require, or may in the future require, us to remit upfront and royalty payments or performance milestone payments for commercial products that we in-license and to supply and delivery of know-how for products that we out-license. Any failure on our part to perform our obligations could lead to us losing rights under our licenses or commercialization agreements and could thereby adversely affect our business. If there is any conflict, dispute, disagreement or issue of non-performance between us and our third-party partners regarding our rights or obligations under the acquisition, commercialization or license agreements, including any such conflict, dispute or disagreement arising from our failure to satisfy payment obligations under any such agreement or to perform certain activities or to adhere to any contractual obligation, we may be liable to pay damages and incur costs, and it could lead to delays in the research, development, collaboration, and commercialization of our commercial products, products we may promote or commercialize in the future or our therapeutic candidates. The resolution of such disputes could require or result in litigation or arbitration, which could be time-consuming and expensive. Such third-party partner may have a right to terminate the affected license or commercialization agreement subject to a dispute. If our existing agreements are terminated, it would have a material adverse effect on our reputation, business, financial condition or results of operations.

Our business could suffer if we are unable to attract and retain key personnel and additional highly qualified personnel.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned clinical trials or the commercialization of our current commercial products and therapeutic candidates, if approved, and any product we may commercialize or promote in the future, or otherwise affect our ability to manage our company effectively and to carry out our business plan. These key personnel are Dror Ben-Asher, our Chief Executive Officer, Reza Fathi, Ph.D., our Senior Vice President for Research and Development, Gilead Raday, our Chief Operating Officer, Adi Frish, our Chief Corporate and Business Development Officer, Guy Goldberg, our Chief Business Officer, Razi Ingber, our Chief Financial Officer, Rick D. Scruggs, our President, RedHill Biopharma Inc. & Chief Commercial Officer, Dr. Mark Levitt, our Chief Scientific Officer and Rob Jackson, our Senior VP, Sales & Marketing. We do not maintain key-man life insurance. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, sales, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. Our U.S. subsidiary, RedHill U.S., previously experienced, and continues to experience, high turnover rates. A sustained labor shortage or increased turnover rates within our employee base as a result of general macroeconomic or other factors, could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our manufacturing and distribution facilities and overall business. If we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, have unintended negative effects, our business could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse impact on our operations, results of operations, liquidity or cash flows.

In addition, so long as we continue to promote our current commercial products and in the event we promote additional commercial products we may develop, we need to maintain and may need to expand our marketing and sales capabilities and retain key personnel and talented commercial employees including sales representatives. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have. This has made it more difficult for us to successfully retain and attract key and other personnel that are key to our growth and even the viability of our commercial operations, particularly given the numerous challenges we face, including management’s substantial doubt about our ability to continue as a going concern. Many of our sales representatives, including some of our must successful ones, have departed our company over time to pursue more lucrative employment opportunities. We believe this trend may continue in the future and could pose a major challenge to our ability to operate our commercial operations. If we cannot attract and retain sufficiently qualified suitable employees on acceptable terms, we may not be able to develop and commercialize our commercialized products and competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could materially prevent us from successfully growing our company.

We face several risks associated with international business.

We operate our business in multiple international jurisdictions. Such operations could be materially affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, changes in data privacy laws, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our current commercial products and products we may commercialize or promote, or our therapeutic candidates, as well as by political unrest, unstable governments and legal systems, and inter-governmental disputes. For example, though we entered into an exclusive license agreement with Gaelan Medical for Talicia® in the UAE and the Exclusive License Agreement for opaganib in South Korea (see “Item 3. Key Information – D. Risk Factors – “We face risks associated with our lawsuit against Kukbo. Regardless of if we prevail in the lawsuit against Kukbo, we may not receive the payments due to us under certain of our license agreements”). We may not be able to obtain regulatory approval in South Korea, may experience a termination of the agreements, or may be unable to sell the product or sell the product in sufficient quantities to generate meaningful revenues. In addition, we are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics (as described above), trade disputes and other international events. In the UAE, for example, threats to the stability of the Abraham Accords between the UAE, the U.S. and Israel may disrupt our ability to supply Talicia®. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, the current armed conflict in Ukraine and the subsequent economic sanctions imposed by some countries on Russia and certain territories in Ukraine may negatively impact the supply chain for our commercial products, our R&D activities and our business development activities.

We face risks associated with the lawsuit we initiated against Kukbo. Even if we prevail in the lawsuit against Kukbo, we may need to enforce the judgment in South Korea if Kukbo does not promptly pay the judgment.

On September 2, 2022, we filed a lawsuit against Kukbo Co. Ltd. (“Kukbo”) in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under the Subscription Agreement, in exchange for the ADSs we were to issue to Kukbo, and in delivering to us the further payment of $1.5 million due under the Exclusive License Agreement. Kukbo thereafter filed counterclaims alleging breach of contract, misrepresentation, and the breach of the duty of good faith and fair dealing. Due to the uncertainties of litigation, we can give no assurance that we will prevail, or that we will be able to collect some or all of the damages awarded to us in the event of a favorable outcome. If we do not prevail in the lawsuit against Kukbo and receive the payments due to us under the Subscription Agreement and Exclusive License Agreement, we may not receive any of the $6.5 million owed to us, or may have to pay associated damages and related expenses and legal fees if Kukbo receives a favorable judgment against us in their counterclaim. The lawsuit against Kukbo may additionally divert management’s attention and resources in preparing for litigation and defending our claim, result in disruptions to our business, and require us to pay legal fees, damages, or associated expenses, all of which could adversely affect our ability to conduct our business.

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

Aemcolo® was approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults, and Talicia® was approved for marketing in the U.S. for the treatment of H. pylori infection in adults in November 2019. Pursuant to our license agreement with Gaelan Medical, Gaelan Medical received marketing approval for Talicia in the UAE and that Gaelan Medical had subsequently placed the first commercial order for Talicia, which was dispatched from the contract manufacturing organization (“CMO”) in December 2023. However, future regulatory developments may lead to a loss of the right to commercialize Talicia® or Aemcolo® or any product we may commercialize or promote in the future.

We currently have five therapeutic candidates in development, most of which are in clinical stage development, with the goal of eventually seeking FDA or other foreign regulatory approvals. Our commercial products and therapeutic candidates are subject to extensive governmental laws, regulations, and guidelines relating to the development, clinical trials, manufacturing, marketing, promotion, and commercialization of pre- and post-approval prescription drugs. We may not be able to submit for or obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

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

We or our commercialization partners, as applicable, are and will be subject to ongoing reporting obligations with respect to our current commercial products and any cleared or approved product that we may commercialize or promote in the future, including pharmacovigilance, and with respect to our therapeutic candidates, even if they receive regulatory clearance or approval. In addition, the manufacturing of our current commercial products, and any other product we may commercialize or promote, whether currently or in the future, and our therapeutic candidates, will be subject to continuing regulatory review and approval, including inspections by the FDA and other foreign regulatory authorities. The results of any ongoing review may result in withdrawal from the market of one of our current commercial products or products we may commercialize or promote in the future, interruption of manufacturing operations or imposition of labeling or marketing limitations for such commercial product or therapeutic candidate, or other potentially significant enforcement actions. Since many more patients are exposed to drugs following their marketing clearance or approval, serious adverse reactions that were not observed in clinical trials may occur during the commercial marketing of our current commercial products or any product we may commercialize or promote in the future, including therapeutic candidates.

If a product receives regulatory approval, the approval is limited to the specific indications for use identified in the approved marketing application and by any additional requirements, restrictions, and limitations identified at the time of the product’s approval or thereafter, which could restrict the commercial value of the product. As a condition of approval or after approval (if the FDA becomes aware of new safety information), the FDA may require us to implement a Risk Evaluation and Mitigation Strategy (REMS), which may include distribution or use restrictions to manage a known or potential serious risk associated with the product. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of a given drug. Once adopted, REMS are subject to periodic assessment and modification. Additionally, the FDA may require post-approval, “Phase 4” clinical trials to generate additional information on safety or efficacy. The results of such postmarketing studies may be negative and could cause the FDA to, among other things, further limit marketing efforts or a product’s approved uses or even withdraw approval.

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

We have limited resources and experience in conducting and managing the clinical trials that are required to obtain or maintain regulatory approvals and commence or continue commercial sales. Clinical trials and related non-clinical studies are expensive, complex, can take many years and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned clinical trials that will cause delays, including suspension of a clinical trial, delay of data analysis or release of the final report. The clinical trials of our therapeutic candidates may take significantly longer to complete than estimated. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could materially delay or prevent the obtainment of a regulatory approval of current or future therapeutic candidates and delay or prevent their commercialization.

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

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. As such, despite the results reported in earlier clinical trials or related non-clinical studies of our therapeutic candidates, we do not know if we will be able to complete the clinical trials or related non-clinical studies we conduct or if such clinical trials will demonstrate adequate safety and efficacy sufficient to request and obtain regulatory approval to market our therapeutic candidates. If any of the clinical trials or related non-clinical studies of any of our current or future therapeutic candidates do not produce favorable results or are found to have been conducted in violation of the FDA’s or other regulatory body’s standards governing such studies, our ability to request and obtain regulatory approval for the therapeutic candidate may be adversely impacted, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

If a diagnostic test for MAP will not become available, our ability to develop or obtain approval for RHB-104 may be adversely impacted.

A companion diagnostic for the detection of MAP bacteria in Crohn’s disease patients is required in order to advance this development program. We do not know if and when such a diagnostic test for MAP will become available and we depend on third parties’ resources and expertise in this area. If such a diagnostic test for MAP will not become available, our ability to develop or obtain regulatory approval to market RHB-104 may be adversely impacted.

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

In the U.S., under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the U.S. In 2011, the FDA granted RHB-104 orphan drug designation for the treatment of Crohn’s disease in the pediatric population; in 2017, the FDA granted opaganib orphan drug designation for the treatment of cholangiocarcinoma and granted RHB-107 (upamostat, formerly Mesupron) orphan drug designation for the treatment of pancreatic cancer, and in 2020 the FDA granted orphan drug designation to RHB-204 for the treatment of nontuberculous mycobacteria (“NTM”) infections.

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

Risks Related to Our Industry

The development of opaganib and RHB-107 have been supported by government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers. In addition, the government is under no obligation to continue to support development of our products and can cease such support at any time which could be irreplaceable to the development process of our products.

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

The development of opaganib and RHB-107 has relied on support by the National Institutes of Health and the U.S. Department of Defense and other government bodies. These government bodies can withdraw, reduce or end their support of our products at any time, and this would significantly impair our ability to develop them further. In addition, the government is under no obligation to continue to support development of our products and can cease such support at any time which could be irreplaceable to the development process of our products.

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

Talicia® primarily competes with several branded and generic therapies already approved and used extensively to treat H. pylori

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

Other than Talicia®, none of our therapeutic candidates have been cleared or approved for marketing, and none of our therapeutic candidates are currently being marketed or commercialized in any jurisdiction. Even if any of our therapeutic candidates or any product we may commercialize or promote receives regulatory clearance or approval, such as Talicia®, or do not require regulatory clearance or approval, it may not become a commercially viable product. For example, even if we or our development or commercialization partners receive regulatory clearance or approval to market a therapeutic candidate or receive regulatory clearance or approval to commercialize or promote any product, the clearance or approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions, which could materially and adversely affect their marketability and profitability. In addition, a new therapeutic candidate may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate or any product that we may commercialize or promote, may not result in commercial success for various reasons, including but not limited to:

●	difficulty in large-scale manufacturing, including yield and quality;

●	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to products, prevalence, and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;
●	insufficient or unfavorable levels of reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators;
●	infringement on proprietary rights of others for which we or our development or commercialization partners have not received licenses;
●	incompatibility with other therapeutic candidates or marketed products;
●	other potential advantages of alternative treatment methods and competitive forces that may make it more difficult for us to penetrate a particular market segment, if at all;
●	ineffective marketing, sales, and distribution activities and support;
●	lack of significant competitive advantages over existing products on the market;
●	lack of cost-effectiveness or unfavorable pricing compared to other alternatives available on the market;
●	inability to generate sufficient revenues to sustain our business operations in accordance with our plan from the sale or marketing of a product in view of the economic arrangements that we have with commercialization or other partners;
●	changes to labels, indications or other regulatory requirements as they relate to the commercialization of our products;
●	inability to establish collaborations with third-party development or commercialization partners on acceptable terms, or at all, and our inability or unwillingness for cost or other reasons to commercialize the therapeutic candidates or any product we may commercialize or promote on our own; and
●	timing of market introduction of competitive products, such as Voquezna.

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

The Healthcare Reform Law also imposes reporting requirements on certain medical device and pharmaceutical manufacturers, among others, to make annual public disclosures of certain payments and other transfers of value to physicians (and certain other healthcare providers) and teaching hospitals and ownership or investment interests held by physicians or their immediate family members. Failure to submit required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not reported. In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing, medical directorships, and other purposes. Some states impose a legal obligation on companies to adhere to voluntary industry codes of behavior (e.g., the PhRMA Code and the AdvaMed Code of Ethics), which apply to pharmaceutical and medical device companies’ interactions with healthcare providers; some mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to physicians, and some states limit or prohibit such gifts.

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

The marketing, promotional, and business practices, including with respect to pricing, of pharmaceutical companies, as well as the manner in which companies’ in-house or third-party sales forces interact with purchasers, prescribers, and patients, are subject to extensive regulation, the enforcement of which may result in the imposition of civil or criminal penalties, injunctions, or limitations on marketing practices for some of our products or pricing restrictions or mandated price reductions for some of our products. Many companies have been the subject of claims related to these practices asserted by state or federal authorities. These claims have resulted in fines and other consequences, such as entering into corporate integrity agreements with the U.S. government. Companies may not promote drugs for “off-label” use, that is, uses that are not described in the product’s labeling and that differ from those approved by the FDA or other applicable regulatory agencies. A company that is found to have improperly promoted drug products for off-label use may be subject to significant liability, including civil and administrative remedies, as well as criminal sanctions. In addition, enforcement action against us or any of our current or future commercialization partners could cause management’s attention to be diverted from our business operations and damage our reputation.

We could be exposed to significant drug product liability claims which could be time-consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The clinical trials that we conduct and the testing, manufacturing, marketing, and commercial sale and use or misuse of our therapeutic candidates and any products we may commercialize or promote, involve and will involve an inherent risk that significant liability claims may be asserted against us or our development or commercial partners. Product liability claims, or other claims related to our therapeutic candidates and any products we may commercialize or promote, regardless of merit or their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. A product liability claim could also significantly harm our reputation and the market price of our shares and decrease demand for any of our current commercial products, products that we commercialize or promote or that are commercialized or promoted by our commercial partners, and delay market acceptance of our therapeutic candidates or products we may commercialize or promote. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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

We and our research and development or commercialization partners currently have product-liability policies that include coverage for our clinical trials and our commercial operations. However, our insurance may prove inadequate to cover claims or litigation costs, especially in the case of wrongful death claims. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our current commercial products or products we may commercialize or promote in the future, or the development of our therapeutic candidates.

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

The pharmaceutical industry, like other industries and businesses, continues to face the effects of the challenging economic environment. Patients experiencing the effects of the challenging economic environment, including increases in co-pays, may switch to generic products, delay treatments, skip doses or use other less effective treatments to reduce their costs. Challenging economic conditions in the U.S. include the demands by payors for substantial rebates and formulary restrictions limiting access to brand-name drugs. In addition, in Europe and in a number of emerging markets there are government-mandated reductions in prices for certain pharmaceutical products, as well as government-imposed access restrictions in certain countries. All of the aforesaid may make it more difficult for us to commercialize our current commercial products, any products that we may commercialize or promote, and our therapeutic candidates, upon approval, if any.

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

Risks Related to Our COVID-19 Therapeutic Candidates and COVID-19 Impact on Our Business

Government involvement may limit the commercial success of our COVID-19 therapeutic candidate.

COVID-19 has been previously classified as a pandemic by public health authorities, and it is possible that one or more government entities may take actions that directly or indirectly have the effect of abrogating some of our rights or opportunities. If we were to develop an anti-viral therapeutic to COVID-19, the economic value of such therapeutic to us could be limited.

Separately, various government entities, including the U.S. and or other governments, have offered, and may continue offering incentives, such as those we received, grants and contracts to encourage additional investment by commercial organizations and drug development companies into preventative and therapeutic agents against COVID-19, which may have the effect of increasing the number of competitors and/or providing advantages to competitors. Accordingly, there can be no assurance that we will be able to successfully establish a competitive market share for our COVID-19 candidates.

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

In the event that the clinical studies of opaganib and/or RHB-107 as a COVID-19 therapeutic candidate are perceived to be successful, we may need to work toward the large-scale manufacturing scale-up and larger- scale deployment of the potential therapeutic through a variety of U.S. and foreign government or other agency mechanisms, such as an Expanded Access Program or an Emergency Use Authorization program. In this case, we may need to devote significant resources to this program, which would require diversion of resources from our other programs. In addition, since the path to licensure of any COVID-19 therapeutic is unclear, if use of the therapeutic is approved by the U.S. or other governments, we may have a widely used therapeutic in circulation in the U.S. or any another country prior to our full validation of the overall long- term safety and efficacy profile of our therapeutic. Unexpected safety issues in these circumstances could lead to significant reputational damage for us and our therapeutic candidates going forward and other issues, including delays in our other programs, the need for re-design of our clinical trials and the need for significant additional financial resources.

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

Since the beginning of 2020, we have entered into several collaborations with leading manufacturers, including with U.S.-based partners, to expand manufacturing capacity of opaganib for COVID-19 in preparation for potential emergency use applications and to gradually meet subsequent large-scale demand and distribution that could follow potential emergency use authorization and/or full marketing approval, if at all. We cannot guarantee that our ongoing efforts in relation to the drug candidates or their manufacturing, including the scale-up of manufacturing will be successful or that we will be able to supply the potential high demand for opaganib for COVID-19 that could follow potential emergency use authorization and/or full marketing approval, if at all. The exercise of march-in rights by the U.S. government may also adversely affect our ability to supply sufficient quantities of opaganib. See “ – The development of opaganib and RHB 107 have been supported by government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers. In addition, the government is under no obligation to continue to support development of our products and can cease such support at any time which could be irreplaceable to the development process of our products.” below.

The COVID-19 endemic and its effects may adversely affect our business, revenues, results of operations and financial condition.

In May 2023, the World Health Organization determined that COVID-19 no longer fit the definition of a public health emergency and the declaration of a public health emergency associated with COVID-19 subsequently expired on May 11, 2023. The COVID-19 endemic and its effects are expected to remain a serious endemic threat for an indefinite future period and may continue to create significant economic uncertainty and volatility in the credit and capital markets, supply chain issues, global shortages of supplies, materials and products, and contribute to rising global inflation. Outbreaks of epidemic, pandemic or contagious diseases, or a resurgence of COVID-19, may adversely affect our business, revenues, financial condition and results of operations. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of SARS-CoV-2 had and may sometime in the future have an adverse effect on the global markets and its economy and demand for pharmaceutical products, including on the availability and pricing of employees, resources, materials, manufacturing and delivery efforts and other aspects of the global economy. The spread of the coronavirus caused significant volatility and uncertainty in U.S. and international markets and resulted in increased risks to our operations.

Specifically, there are a number of risks that affected our business related to the pandemic and may in the future in the event of a resurgence of the coronavirus, including the following:

●	Commercial Operations: An extended pandemic would have a material adverse effect on sales of our commercial products. In the past, the COVID-19 pandemic decreased commercial activities, which affected the sales of some of our commercial products due to slower initiation of some promotional activities associated with a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force’s ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. In addition, there was a negative impact on our business as a result of COVID-19 within our commercial organization, including reductions in our sales force. The ability to successfully commercialize Aemcolo® and Talicia® depends on in-clinic patient visits and the availability of diagnostics, both of which were negatively affected by the pandemic, especially with respect to Aemcolo® and Talicia®, which we launched shortly before or at the time of the COVID-19 outbreak. In addition, the significant decrease in travel significantly reduced the demand and sales of Aemcolo® for travelers’ diarrhea. We continue to expect a decreased level of demand and sales of Aemcolo® to continue over the coming quarters due to the very limited resources we are investing in the growth of this product. The COVID-19 pandemic also adversely affected our ability to attract commercial partners, our relationships with commercial partners and our ability to sell our commercial products outside the U.S., including sales of Talicia® in the UAE.
●	Supply Chain: A resurgence of the coronavirus could result in broad supply disruptions of the supply of commercial products and difficulty in finding alternative sources in the future which may adversely affect our ability to distribute certain of our commercial products for commercial supply and our therapeutic candidates for clinical supply. For example, if quarantines, shelter-in-place and similar government orders, travel restrictions characteristic of the COVID-19 pandemic are reinstated, the impact, availability or productivity of personnel at third-party manufacturers, distributors, freight carriers and other necessary components of our supply chain could be disrupted. In addition, there may be unfavorable changes in the availability or cost of raw materials, intermediates and other materials necessary for production, which may result in disruptions in our supply chain and could significantly and adversely affect our business if one or more of our manufacturers or suppliers are impacted by any interruption at a particular location or in relation to a particular material. To the extent there are disruptions in the global supply chain (especially those connected to COVID-19-related supply and logistics issues), our business could be adversely affected.
●	Clinical Trials: In the past, the COVID-19 pandemic adversely affected our clinical and preclinical trials, including our ability to initiate and complete our clinical and preclinical trials within the anticipated timelines, and delays or difficulties in enrolling patients in our clinical trials and recruiting clinical site investigators and clinical site staff. Interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by government officials or entities, employers and others or interruption of clinical trial patient visits and study procedures (particularly any procedures that may be deemed non-essential) due to a resurgence of the pandemic, may impact the completeness of clinical trial data and clinical study endpoints. As a result, our previously anticipated filing and marketing timelines may be adversely impacted. For example, the enrollment of patients for our Phase 3 study with RHB-204 in first-line pulmonary NTM infections was slow, which slowed the progress of the study.

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

Assessment of the complete extent of the impact of COVID-19 endemic and its effects on our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. The effects of the COVID-19 endemic could materially disrupt our business and operations and have an adverse effect on the global markets and global economy generally, including on the availability and cost of employees, resources, materials, manufacturing and delivery efforts, and other aspects of the economy. A resurgence of COVID-19 could also in particular materially affect the sales of our commercial products, making it more difficult for us to meet our financial obligations.

Supply chain and shipping disruptions may result in shipping delays, a significant increase in shipping costs, and could increase product costs and result in lost sales and reputational damage, which may have a material adverse effect on our business, operating results and financial condition.

Our third-party manufacturers and suppliers have experienced in the past, supply chain disruption and shipping disruptions, including disruptions or delays in loading container cargo in ports of origin or off-loading cargo at ports of destination, congestion in port terminal facilities, labor supply and shipping container shortages, inadequate equipment and persons to load, dock and offload container vessels, as a result of the COVID-19 pandemic, among others. In addition, recently there have been shipping disruptions in the Red Sea and surrounding waterways due to attacks on marine vessels by the Houthi movement, which controls part of Yemen. These disruptions may impact our ability to receive APIs and other materials and products from our manufacturers and suppliers, to distribute our products to our customers in a cost-effective and timely manner and to meet customer demand, all of which could have an adverse effect on our financial condition and results of operations. There can be no assurance that further unforeseen events impacting the supply chain will not have a material adverse effect on us in the future. Additionally, the impacts that supply chain disruptions have on our third-party manufacturers and suppliers are not within our control. It is not currently possible to predict how long it will take for these supply chain disruptions to cease or ease. Prolonged supply chain disruption that may impact us or our manufacturers and suppliers could interrupt product manufacturing, increase raw material and product lead times, increase raw material and product costs, impact our ability to meet customer demand and result in lost sales and reputational damage, all of which could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in patent law and regulations in other countries or jurisdictions or changes in governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, in Europe, beginning June 1, 2023, European applications and patents may be subjected to the jurisdiction of the Unified Patent Court (UPC) for a single pan-European infringement action or revocation proceeding. European applications will for now have the option in certain circumstances, upon grant of a patent, of becoming a Unitary Patent that will be subject to the jurisdiction of the UPC. This is a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty. The UPC may provide our competitors with a new forum to seek to centrally revoke our European patents if we do not opt our patents out of the UPC where permitted, and allows for the possibility of a competitor to obtain pan-European injunctions with their own UPC-designated European patents. As a single court system can invalidate a European patent, we, where applicable, may opt out of the UPC and as such, each European patent would then need to be challenged in each individual country and each infringement action pursued in each country. We cannot predict how future decisions by the any courts, or the United States Congress, or the USPTO, may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations, and prospects.

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

On February 22, 2021, Aether Therapeutics Inc. (“Aether”) filed a complaint against RedHill U.S. in the United States District Court for the District of Delaware, alleging that the Company’s marketing of the Movantik® product infringes certain patents held by Aether See “Item 8. Financial Information A. Consolidated Statements and Other Financial Information - Legal Proceedings regarding the Aether Litigation.”  The Aether litigation has been resolved in all respects and on April 6, 2023, a Stipulation and Order of Dismissal with Prejudice was entered in the matter.

The license agreements we maintain, including our license agreement with Cosmo, may be amended or terminated. If we or the other parties to our license agreements amend or terminate the license agreements, the development, testing, manufacture, production and sale of our products or product candidates may be delayed or terminated, and our business may be adversely affected.

We are parties to commercialization or license agreements, which may be terminated, subject to conditions set forth in such agreements. For example, on October 17, 2019, we entered into a strategic collaboration with Cosmo, which included a license agreement (the “Cosmo License Agreement”) with a wholly-owned subsidiary of Cosmo pursuant to which we were granted exclusive rights to commercialize Aemcolo® in the U.S. The Cosmo License Agreement provides that, beginning in October 2022, both parties have the right to terminate the Cosmo License Agreement unilaterally, subject to certain conditions. In December 2021, the parties signed an amendment to the Cosmo License Agreement providing that either party may terminate the Cosmo License Agreement upon advance notice at any time. Subject to and following the termination of the Cosmo License Agreement, we would no longer be able to commercialize Aemcolo® and may never recover the costs we incurred during the term of the Cosmo License Agreement.

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

Risks Related to the ADSs

Our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of the ADSs.

The ADSs are currently listed for trading on Nasdaq. We must satisfy Nasdaq’s continued listing requirements, including, among other things, a minimum bid price requirement of $1.00 per ADS or risk delisting, which would have a material adverse effect on our business.

On March 11, 2024, we received a letter from Nasdaq indicating that for the thirty consecutive business days prior to March 11, 2024, the bid price for the ADSs had closed below the minimum $1.00 per ADS requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5450(a)(1). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided an initial period of 180 calendar days, or until September 9, 2024, to regain compliance. The letter states that Nasdaq staff will provide written notification that we have achieved compliance with Rule 5450(a)(1) if at any time before September 9, 2024, the bid price of the ADSs closes at $1.00 per ADS or more for a minimum of ten consecutive business days. In the event that we do not regain compliance with the minimum closing bid price requirement by September 9, 2024, we may be eligible for an additional 180 calendar day period to regain compliance, provided that we meet the continued listing requirement for market value of publicly held shares (“MVPHS”) and all other initial listing standards, with the exception of the bid price requirement, and would need to provide written notice of its intention to cure the deficiency during the second compliance period.

In the recent past, we did not meet the minimum bid price requirement and only regained compliance with that requirement in April 2023, after completing a ratio change of the ADSs to our non-traded Ordinary Shares from the previous ratio of one ADS representing ten Ordinary Shares to a new ratio of one ADS representing 400 Ordinary Shares. Additionally, in the recent past, we did not meet the MVPHS requirement, and only regained compliance with such requirement by transferring the listing of the ADSs to Nasdaq from the Nasdaq Global Market in November 2023. No assurance can be given that the price of the ADSs will not again be in violation of Nasdaq’s minimum bid price requirement or the MVPHS requirement in the future. Our failure to meet these requirements may result in our securities being delisted from Nasdaq.

A delisting could substantially decrease trading in the ADSs, adversely affect the market liquidity of the ADSs as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the ADSs may decline further and shareholders may lose some or all of their investment.

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections no assurance can be given that we will not be treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for 2024. If we were characterized as a PFIC, U.S. holders of the ADSs  may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, not qualifying for the preferential rate otherwise applicable to dividends received in respect of the ADSs  by individuals who are U.S. holders, and (ii) having interest charges apply to certain distributions by us and upon certain sales of the ADSs.

There has been a limited market for the ADSs. We cannot ensure investors that an active market will continue or be sustained for the ADSs on Nasdaq and this may limit the ability of our investors to sell the ADSs.

In the past, there was limited trading in the ADSs, and there is no assurance that an active trading market of the ADSs will continue or will be sustained. Limited or minimal trading in the ADSs has in the past, and may in the future, lead to dramatic fluctuations in market price and investors may not be able to liquidate their investment at all or at a price that reflects the value of the business.

While the ADSs began trading on Nasdaq in December 2012, on the Nasdaq Global Market in July 2018, and on Nasdaq again in December 2023, we cannot assure you that we will maintain compliance with all of the requirements for the ADSs to remain listed. Additionally, there can be no assurance that trading of the ADSs will be sustained or desirable.

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

We currently do not anticipate paying cash dividends, and accordingly, investors must rely on the appreciation in the ADSs for any return on their investment.

We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of our term loan facility prohibit us from paying dividends. Therefore, the success of an investment in the ADSs will depend upon any future appreciation in their value. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our investors have purchased their securities.

Investors in the ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), and, in some limited circumstances, investors in the ADSs may not receive dividends or other distributions on our Ordinary Shares and may not receive any value for them, if it is illegal or impractical to make them available to investors in the ADSs.

The depositary for the ADSs has agreed to pay to investors in the ADSs the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Investors in the ADSs will receive these distributions in proportion to the number of Ordinary Shares such ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, but that is not properly registered or distributed under an applicable exemption from registration. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may deduct from such dividends or distributions its fees and may withhold amounts on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that investors in the ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, investors in the ADSs may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to investors in the ADSs. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise their rights.

Holders of the ADSs do not have the same rights as our holders of Ordinary Shares and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders’ meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders’ meeting. When a shareholders’ meeting is convened, holders of the ADSs may not receive sufficient advance notice of a shareholders’ meeting to permit them to cancel the ADSs and withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of the ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents are not responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as an ADS holder, they are not able to call a shareholders’ meeting.

The depositary for the ADSs gives us a discretionary proxy to vote our Ordinary Shares underlying ADSs if a holder of the ADSs does not give voting instructions, except in limited circumstances.

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our Ordinary Shares underlying ADSs at shareholders’ meetings if a holder of the ADSs does not give voting instructions, unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or
●	we have informed the depositary that a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that a holder of the ADSs cannot prevent our Ordinary Shares underlying such ADSs from being voted by us at our discretion, absent the situations described above. Holders of our Ordinary Shares are not subject to this discretionary proxy.

Risks Related to our Operations in Israel

We conduct some of our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations.

Because we are incorporated under the laws of the State of Israel and some of our operations are conducted in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel. In addition, Israel faces many threats from more distant neighbors, in particular, Iran. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations or results of operations and could make it more difficult for us to raise capital.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Moreover, the clash between Israel and Hezbollah in Lebanon, and an expansion of the attacks on marine vessels in the Red Sea and surrounding waterways by the Houthi movement, which controls part of Yemen, may escalate in the future into a greater regional conflict.

Although we currently do not expect the ongoing conflict to affect our customers, manufacturing, research and development, supply chain, commercialization activities and current clinical studies, which are all located in and/or take place outside of Israel, there can be no assurances that further unforeseen events will not have a material adverse effect on us or our operations in the future.

The Israel Defense Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Following the October 7, 2023 attacks, the IDF called up more than 350,000 of its reserve forces to serve. One member of management is currently subject to military service in the IDF and has been called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

Additionally, five members of our management team and 10 of our non-management employees reside in Israel. Four members of our management team and 10 of our non-management employees are currently located in Israel.  Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. The Israeli government is currently committed to cover the reinstatement value of direct damages that are caused by terrorist attacks or acts of war. However, there is no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

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

Furthermore, prior to the attacks by Hamas, the Israeli government was pursuing extensive changes to Israel’s judicial system. This led to protests at various levels domestically, and investment banks and other investors have voiced concerns that the proposed changes may negatively impact the business environment in Israel. This may, in turn, could slow the flow of international investment and negatively affect our business, financial condition and prospects.

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

Our Amended and Restated Award Plan (2010) (the “Award Plan”) provides that all options granted by us will be fully accelerated upon a “hostile takeover” of us. A “hostile takeover” is defined in our Award Plan as an event in which any person, entity or group that was not an “interested party”, as defined in the Israeli Securities Law – 1968, on the date of the initial public offering of our Ordinary Shares on the TASE, will become a “controlling shareholder” as defined in the Israel Securities Law, 1968, or a “holder,” as defined in the Israeli Securities Law – 1968, of 25% or more of our voting rights or any merger or consolidation involving us, in each case without a resolution by our board of directors supporting the transaction. In addition, if a “Significant Event” occurs and following which the employment of a grantee with us or a related company is terminated by us or a related company other than for “Cause”, and unless the applicable agreement provides otherwise, all the outstanding options held by or for the benefit of any such grantee will be accelerated and immediately vested and exercisable. A “Significant Event” is defined in our Award Plan as a consolidation or merger with or into another corporation approved by our board of directors in which we are the continuing or surviving corporation or in which the continuing or surviving corporation assumes the option or substitutes it with an appropriate option in the surviving corporation.

The Israeli Companies law, 1999 (the “Israeli Companies Law”), regulates mergers, requires tender offers for acquisitions of shares or voting rights above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, the Israeli Companies Law provides that certain purchases of securities of a public company are subject to tender offer rules. As a general rule, the Israeli Companies Law prohibits any acquisition of shares or voting power in a public company that would result in the purchaser holding 25% or more, or more than 45% of the voting power in the company, if there is no other person holding 25% or more, or more than 45% of the voting power in a company, respectively, without conducting a special tender offer. The Israeli Companies Law further provides that a purchase of shares or voting power of a public company or a class of shares of a public company which will result in the purchaser’s holding 90% or more of the company’s shares, class of shares or voting rights, is prohibited unless the purchaser conducts a full tender offer for all of the company’s shares or class of shares. The purchaser will be allowed to purchase all of the company’s shares or class of shares (including those shares held by shareholders who did not respond to the offer), if either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class. The shareholders, including those who indicated their acceptance of the tender offer (except if otherwise detailed in the tender offer document), may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such an application to the court may be filed as a class action.

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

General Risks

We must comply with the U.S. Foreign Corrupt Practices Act.

The U.S. Foreign Corrupt Practices Act (the “FCPA”) applies to companies, such as us, with a class of securities registered under the Exchange Act. The FCPA to which various of our operations may be subject generally prohibits companies and their intermediaries from engaging in bribery or making other improper payments to officials for the purpose of obtaining or retaining business. In various jurisdictions, our operations require that we and third parties acting on our behalf routinely interact with government officials, including medical personnel who may be considered government officials for purposes of these laws because they are employees of state-owned or controlled facilities. Our policies mandate compliance with these anti-bribery laws; however, we operate in many parts of the world that have experienced governmental or private corruption to some degree. As a result, the existence and implementation of a robust anti-corruption program cannot eliminate all risks that unauthorized reckless or criminal acts have been or will be committed by our employees or agents. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties. Violations of the FCPA, or allegations of such violations, could disrupt our business and result in a material adverse effect on our reputation, business, financial condition or results of operations.

Future issuances or sales of ADSs could reduce the market price of the ADSs and result in dilution to our shareholders.

As of April 4, 2024, we had outstanding options to purchase up to an aggregate of 32,988,400 Ordinary Shares (equivalent to 82,471 of the ADSs) under our Award Plan and 141,814 outstanding Restricted Share Units (“RSUs”), each with respect to one of the ADSs, which represents 400 of our Ordinary Shares. In addition, as of April 4, 2024, there were 2,954,394,628 Ordinary Shares (equivalent to 7,385,987 ADSs) reserved for issuance under our Award Plan (including Ordinary Shares subject to outstanding options and RSUs under such plan).

As of April 4, 2024, we also had outstanding warrants to purchase an aggregate of 14,016,578 ADSs. All warrants are exercisable at any time before April 3, 2029, subject to certain limitations and exceptions. The weighted average exercise price of the warrants is $1.18 per ADS, which is above the current market price of the ADSs, which was $0.5419 per share based on the closing price of the ADS on Nasdaq on April 4, 2024. The likelihood that the holders of our warrants will exercise their warrants, and the amount of any cash proceeds that we would receive upon such exercise, is dependent upon the market price of the ADSs. However, there is no guarantee that our outstanding warrants will be in the money prior to their respective expirations, and as such, they may expire worthless.

Future substantial issuance or sale of the ADSs or of securities exercisable, convertible or exchangeable into ADSs, or the perception that such sales may occur in the future, including sales of ADSs issuable upon vesting of RSUs and the exercise of options, warrants or other equity-based securities, may cause the market price of the ADSs to decline. To the extent that our outstanding options or warrants are exercised, additional shares of the ADSs will be issued, which will result in dilution to the holders of the ADSs and increase the number of shares of the ADSs eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such outstanding options and warrants may be exercised may cause the market price of the ADSs to decline.

The market price of the ADSs is subject to fluctuation, which could result in substantial losses by our investors. Volatility in the financial market could have a material adverse impact on the market price of the ADSs. This may affect the ability of our investors to sell their ADSs, and the value of an investment in the ADSs may decline.

The stock market in general and the market price of the ADSs on Nasdaq, in particular, are subject to fluctuation, and changes in the price of our securities may be unrelated to our operating performance. The market price of the ADSs on Nasdaq has fluctuated in the past, and we expect they will continue to do so. The market price of the ADSs is and will be subject to a number of factors, including but not limited to:

●	our ability to execute our business plan, including commercialization of our current and future commercial products;
●	our ability to satisfy our contractual obligations, including our financial obligations associated with our sale of Movantik®;

●	our continued listing on Nasdaq or another securities exchange;
●	announcements of technological innovations or new therapeutic candidates or new products approved for marketing by us or others;
●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;
●	expiration or terminations of licenses, research contracts or other commercialization or development agreements;
●	public concern as to the safety of drugs we, our commercialization or development partners or others market or develop;
●	the volatility of market prices for shares of biopharmaceutical companies generally;
●	success or failure of research and development projects;
●	departure of or major events adversely affecting key personnel;
●	developments concerning intellectual property rights or regulatory approvals;
●	variations in our and our competitors’ results of operations;
●	changes in earnings estimates or recommendations by securities analysts, if the ADSs are covered by analysts;
●	changes in government regulations or patent proceedings and decisions;
●	developments by our development or commercialization partners; and
●	general market conditions, geopolitical conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of the ADSs and result in substantial losses by our investors.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time, experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, the COVID-19 pandemic resulted in significant financial market volatility and uncertainty. A resurgence of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of the ADSs. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation and derivative actions. If we were involved in securities or other litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

Our business is subject to cybersecurity risks.

Our operations are increasingly dependent on information technologies and services. Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow, and include, among other things, storms and natural disasters, terrorist attacks, utility outages, theft, viruses, phishing, malware, design defects, human error, and complications encountered as existing systems are maintained, repaired, replaced, or upgraded. Risks associated with these threats include, among other things:

●	theft or misappropriation of funds;
●	loss, corruption, or misappropriation of intellectual property, or other proprietary, confidential or personally identifiable information (including supplier, clinical data or employee data);
●	disruption or impairment of our and our business operations and safety procedures;
●	damage to our reputation with our potential partners, patients and the market;
●	exposure to litigation;
●	increased costs to prevent, respond to or mitigate cybersecurity events.

Although we utilize various procedures and controls to mitigate our exposure to such risk, cybersecurity attacks and other cyber events are evolving and unpredictable. Moreover, we have no control over the information technology systems of third parties conducting our clinical trials, our suppliers, and others with which our systems may connect and communicate. As a result, the occurrence of a cyber incident could go unnoticed for a period of time.

We cannot ensure that we have sufficient means to cover any particular losses we may experience as a result of cyberattacks. Any cyber incident could have a material adverse effect on our business, financial condition and results of operations.

We incur significant costs as a result of the listing of the ADSs on Nasdaq, and we may need to devote substantial time and resources to new and current compliance initiatives and reporting requirements.

As a public company in the U.S., we incur significant accounting, legal and other expenses as a result of the listing of our securities on Nasdaq. These include costs associated with the reporting requirements of the SEC and the requirements of the Nasdaq Listing Rules, as well as any applicable requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, travel costs, stock exchange listing fees, and shareholder reporting, and made some activities more time-consuming and costly. Any future changes in the laws and regulations affecting public companies in the U.S. and Israel, including any applicable requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the Nasdaq Listing Rules, as well as applicable Israeli reporting requirements, may result in an increase to our costs as we respond to such changes. These laws, rules, and regulations could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers and may require us to pay more for such positions.

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

In February 2011, we completed our initial public offering in Israel, pursuant to which we issued 14,302,300 Ordinary Shares, and 7,151,150 tradable Series 1 Warrants to purchase 7,151,150 Ordinary Shares for aggregate gross proceeds of approximately $14 million. On December 27, 2012, we completed the listing of ADSs on Nasdaq, and on July 20, 2018, the ADSs were listed on the Nasdaq Global Market. On February 13, 2020, our Ordinary Shares were voluntarily delisted from trading on the Tel-Aviv Stock Exchange. On November 15, 2023, the ADSs were transferred from the Nasdaq Global Market to Nasdaq. The ADSs are currently traded on Nasdaq under the symbol “RDHL.”

The Securities and Exchange Commission (the “SEC”), maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our website address is http://www.redhillbio.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

Our capital expenditures for the years ended December 31, 2023, 2022, and 2021, were approximately $9,500, $25,000 and $115,000, respectively. Our current capital expenditures involve basic equipment and leasehold improvements.

B.           Business Overview

We are a specialty biopharmaceutical company, primarily focused on GI and infectious diseases. Our primary goal is to become a leading specialty biopharmaceutical company.

We are currently focused primarily on the advancement of our development pipeline of clinical-stage therapeutic candidates. We also commercialize in the U.S. GI-related products, Talicia® (omeprazole, amoxicillin, and rifabutin) and Aemcolo® (rifamycin) and continue to explore our strategic plans for such products and activities.

Among the therapeutic candidates, we are exploring opaganib is being as a potential treatment for various conditions, including GI-ARS, COVID-19 and other viruses as part of pandemic preparedness, such as the Ebola virus. Inflammatory conditions and solid tumors are additional areas of focus for opaganib. Furthermore, we are investigating RHB-107 (upamostat) as a potential treatment for COVID-19 and other viruses as part of pandemic preparedness, including the Ebola virus.

Our current pipeline consists of five therapeutic candidates, most of which are in clinical development. We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. We have one product that we primarily developed internally which has been approved for marketing and, to date, none of our other therapeutic candidates has generated revenues. We have out-licensed one of our commercial products, Talicia® for specific territories outside the U.S. and we plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis or independently with a dedicated commercial operation or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co- promotion, licensing, acquisitions and similar arrangements.

Our Strategy

Our goal is to become a leading specialty pharmaceutical company in the commercialization and development of pharmaceuticals for the treatment of GI and infectious diseases.

Key elements of our strategy are to:

●	Identify and acquire rights to products from pharmaceutical companies that have encountered cash flow or operational problems or that decide to divest one or more of their products for various reasons. Specifically, we evaluate acquiring rights to and develop products that are intended to treat pronounced clinical needs, have patent or other protections, and have target markets with significant potential. Additionally, we seek to evaluate acquiring rights to and develop products based on different technologies designed to reduce our dependency on any specific product or technology. We identify such opportunities through our broad network of contacts and other sources in the pharmaceutical field;
●	Identify and enter into out-licensing or collaborative agreements with third parties to develop and/or commercialize our commercial products or therapeutic candidates;
●	Enhance existing pharmaceutical products, including broadening their range of indications, or launching innovative and advantageous pharmaceutical products, based on existing active ingredients. Because there is a large knowledge base regarding existing products, the preclinical, clinical and regulatory requirements needed to obtain marketing approval for enhanced formulations are relatively well-defined. In particular, clinical trial designs, inclusion criteria and endpoints previously accepted by regulators may sometimes be re-used. In addition to reducing costs and time to market, we believe that targeting therapeutics with proven safety and efficacy profiles provides us a better prospect of clinical success;
●	Where applicable, utilize the FDA’s 505(b)(2) regulatory pathway to potentially obtain more timely and efficient approval of our formulations of previously approved products. Under the 505(b)(2) process, we are able to seek FDA approval of a new dosage form, strength, route of administration, formulation, dosage regimen, or indication of a pharmaceutical product that has previously been approved by the FDA. This process enables us to partially rely on the FDA findings of safety or efficacy for previously approved drugs, thus avoiding the duplication of costly and time-consuming preclinical and various human studies. See “Item 4. Information on the Company – B. Business Overview – Government Regulations and Funding – Section 505(b)(2) New Drug Applications”;
●	Cooperate with third parties to develop or commercialize therapeutic candidates in order to share costs and leverage the expertise of others; and
●	Consider potential acquisitions of other companies with or without commercial products.

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

Our Approved and Commercial Products in the U.S.

We have established the headquarters of our U.S. commercial operations in Raleigh, North Carolina. Our U.S. operations promote Talicia® for the treatment of H. pylori infection in adults and Aemcolo® for the treatment of travelers’ diarrhea in adults. We are actively evaluating various strategic pathways, including divestiture of certain of our assets. In the event of sustained operations, our U.S. operations could potentially serve as the platform for potential launch of our proprietary, late-clinical stage therapeutic candidates in the U.S., if approved by the FDA, and potential in-licensed or acquired commercial-stage products in the U.S.

Our U.S. commercial operations consisted of 38 employees as of December 31, 2023. The net revenues for the fiscal years ended December 31, 2023 and December 31, 2022 from the commercial products were approximately $6.5 million and $59.8 million, respectively. We continue to pursue the acquisition of additional commercial products, including, without limitation, through licensing or promotion transaction, asset purchase, joint venture with, acquisition of, or a merger with or other business combination with, companies with rights to commercial GI and other relevant assets and are continuously working to expand U.S. managed care access and coverage to our commercial products, where appropriate. We plan to pursue such opportunities in the U.S. and, if available, in other jurisdictions; however, we intend to focus our commercial activities in the U.S. We currently promote and commercialize three GI products in the U.S.

Talicia® (omeprazole magnesium, amoxicillin, and rifabutin) delayed-release capsules 10 mg/250 mg/12.5 mg

Talicia® is our proprietary new drug approved for marketing in the U.S. for the treatment of H. pylori infection in adults. Talicia® is a combination of three approved drug products – omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for the digestion of food in the stomach), plus amoxicillin and rifabutin, which are antibiotics. Talicia® is administered to patients orally. Talicia® is the first product we developed that was approved for marketing in the U.S. We launched Talicia® in the U.S. in March 2020 with our dedicated sales force.

Chronic infection with H. pylori irritates the mucosal lining of the stomach and small intestine. The original discovery of the H. pylori bacteria and its association with peptic ulcer disease warranted the Nobel Prize in 2005. H. pylori infection has since been associated with a variety of outcomes, which include dyspepsia (non-ulcer or functional), peptic ulcer disease (duodenal ulcer and gastric ulcer), primary gastric B-cell lymphoma, vitamin B12 deficiency, iron deficiency, anemia, and gastric cancer.

Gastric cancer is one of the most prevalent cancers worldwide and one of the most common causes of cancer-related deaths, accounting for approximately 660,000 deaths in 2022, according to the World Health Organization (“WHO”) GLOBOCAN 2022 estimates. According to a 2010 report by Polk DB et al. published in Nature Reviews Cancer, H. pylori-induced gastritis is the strongest singular risk factor for cancers of the stomach, and eradication of H. pylori significantly decreases the risk of developing cancer in infected individuals without pre-malignant lesions.

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

On December 5, 2021, we entered into an exclusive license agreement with Gaelan Medical for Talicia®, in the UAE. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements License Agreement with Gaelan Medical”. On August 1, 2023, we announced that Gaelan Medical had received marketing approval for Talicia in the UAE and that Gaelan Medical had subsequently placed the first commercial order for Talicia, which was dispatched from the CMO in December 2023.

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

In September 2023, we announced that the FDA had approved our supplemental new drug application (sNDA) for Talicia®, allowing a change to a more flexible dosing regimen, enabling patients to take Talicia three times daily, at least 4 hours apart with food. This enables patients to follow a convenient “breakfast, lunch and dinner” dosing routine, which may support increased patient adherence and optimize the potential for successful H. pylori eradication.

In November 2023, we announced that the FDA had officially granted Talicia® five years of additional market exclusivity via QIDP designation as provided by the GAIN Act. This grant is on top of the three years’ exclusivity granted for the approval of Talicia® under section 505(b)(2). Talicia® is protected by its broad intellectual property suite to 2034.

In January 2024, we announced that U.S. Patent and Trademark Office (USPTO) issued a new patent covering Talicia® as a method for eradicating H. pylori regardless of BMI. The new patent is expected to provide protection for Talicia® until May 2042.

In March 2024, we announced that Talicia had received a new U.S. patent covering its use as an all-in-one treatment for H. pylori infection, extending its patent protection until February 2034.

Market and Competition

The 2017 American College of Gastroenterology clinical guidelines for the treatment of H. pylori infection generally recommend against treating the majority of the U.S. population with current standard-of-care therapies reliant on the antibiotic clarithromycin. The American College of Gastroenterology recommends against using clarithromycin-based triple therapies in cases where the patient has previously failed treatment with clarithromycin-containing regimens, has prior macrolide exposure, in regions with unknown clarithromycin resistance or regions with 15% or more clarithromycin resistance. It is estimated that clarithromycin resistance in the U.S. exceeds 20% prevalence (Park JY, Dig Dis Sci. 2016). Such current clarithromycin and metronidazole-based standard-of-care treatments fail in approximately 25‑40% of the patients due to the development of antibiotic resistance, based on Malfertheiner P. et al. (Gut 2012), O’Connor A. et al. (Helicobacter 2015) and Venerito M. et al. (Digestion 2013). According to a 2015 publication by Shiota et al., it is estimated that H. pylori resistance to clarithromycin, a standard-of-care antibiotic used for the treatment of H. pylori, more than doubled between 2009‑2013. According to a 2021 publication by Graham et al., although clarithromycin is still widely used to treat H. pylori, by the year 2000, increasing resistance resulted in clarithromycin triple therapy becoming generally ineffective. A recent Phase III study demonstrated that treating clarithromycin-resistant patients with a PPI/amoxicillin/clarithromycin combination regimen resulted in only 32% efficacy.

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

Talicia® faces competition in the U.S. from certain branded prescription therapies indicated for the treatment of H. pylori infection including Pylera® (marketed by Allergan plc) and Voquezna® (marketed by Phathom Pharmaceuticals) as well as from the generic version of Pylera® (marketed by Endo International), and individual components of certain therapies which include but are not limited to Pylera and PrevPac. Additionally, the individual components of Talicia® are available in generic form, and while rifabutin is not available in an equivalent dose, there is a risk that some physicians may prescribe the individual components of Talicia® in doses that are not equivalent to the approved drug and regimen. We may also be exposed to potential competitive products that may be under development to treat H. pylori infection.

We believe that Talicia® offers a significant benefit over other marketed drugs in part because of the efficacy, tolerability, and resistance profile demonstrated in our Phase 3 program, which showed no bacterial resistance to rifabutin and high resistance to clarithromycin and metronidazole.

Aemcolo®

Aemcolo®, containing 194mg of rifamycin, is an orally administered, minimally absorbed antibiotic that is delivered to the colon, approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults (“Travelers’ Diarrhea”). In October 2019, we entered into a license agreement, as amended, with a wholly-owned subsidiary of Cosmo pursuant to which we were granted exclusive rights to commercialize Aemcolo® in the U.S. (the “Cosmo License Agreement”). In December 2019, we launched the commercialization of Aemcolo® in the U.S. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Exclusive License Agreement for Aemcolo®”.

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

Market and Competition

Aemcolo® is a new pharmaceutical product employing rifamycin SV engineered with MMX® technology. The application of MMX® technology to rifamycin SV allows the antibiotic to be delivered directly into the colon, intended to avoid unwanted effects on the beneficial bacterial flora living in the upper portions of the gastrointestinal tract. The specific dissolution profile of Aemcolo® tablets increases the colonic disposition of the antibiotic so that an optimized intestinal concentration is achieved, thus abating its systemic absorption in the lower intestine.

In October 2017, the FDA granted QIDP and Fast Track designations for Aemcolo®. With the QIDP designation, intended for antibacterial or antifungal drugs that treat serious or life-threatening infections, together with new chemical entity (NCE) designation, Aemcolo® enjoys marketing exclusivity until 2028.

Due to the significant decrease in travel as a result of the COVID-19 pandemic, the travelers’ diarrhea market was significantly impacted in 2020 and 2021, and we have not generated meaningful revenues from the sale of Aemcolo® since then. We do not expect Aemcolo® to generate meaningful revenues, and there can be no assurance that we will generate meaningful revenues as upon return of U.S. international travel returns to pre-pandemic levels.

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

There are several competing drugs marketed in the U.S. intended for the treatment of Travelers’ Diarrhea. One of the leading competitors is Xifaxan® (rifaximin, marketed by Salix Pharmaceuticals), a prescription drug approved for the treatment of Travelers’ Diarrhea caused by non-invasive strains of E. coli in adults and pediatric patients, treatment of IBS-D and reduction in risk of overt hepatic encephalopathy recurrence in adults. Aemcolo® also competes with generic antibiotics such as fluoroquinolones and azithromycin. Aemcolo® also competes with generic antibiotics such as fluoroquinolones and azithromycin, as well as with prescription and OTC anti-diarrheal medications such as loperamide and bismuth subsalicylate, and probiotics and medical foods which may offer symptomatic relief. We may also be exposed to potentially competitive products, which may be under development to treat or prevent Travelers’ Diarrhea, including new antibiotics, anti-diarrheal medications, and vaccines.

Our Therapeutic Candidates

Summary

The ongoing development programs of our five therapeutic candidates, most in clinical development, include “opaganib”, “RHB-107” (upamostat), “RHB-104”, “RHB-102 (Bekinda®)”, “RHB-204”, and related research and development programs, the most advanced of which are described below.

Potential Advantages
Over Most Existing
Name of Therapeutic		Treatments, if	Development
Candidate	Proposed Indication	Approved	Stage	Rights to the Product
opaganib	Patients hospitalized with SARS-CoV-2 severe COVID-19 pneumonia	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	U.S. Phase 2 study completed and top-line data received; global Phase 2/3 completed and top-line data received and submitted regulatory packages to regulatory authorities	We filed patent applications to protect the proposed commercial use
opaganib	Advanced unresectable cholangiocarcinoma	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities	Phase 2 study in the U.S. patient follow up completed (ABC-108)	Worldwide exclusive license
opaganib	Prostate cancer	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-cancer activities in addition to failing treatment with abiraterone or enzalutamide	Investigator-sponsored Phase 2 study in the U.S patient follow up completed	Worldwide exclusive license
opaganib	Nuclear radiation protection	Oral, small molecule pill that is stable with a more than five-year shelf-life, easy to administer and distribute, supporting, if approved, potential central stockpiling by governments	U.S. government-funded in vivo studies completed, and additional validation experiments underway	Worldwide exclusive license
RHB-107 (upamostat; formerly Mesupron)	Outpatients infected with SARS-CoV-2 (COVID-19 disease)	Oral administration, inhibitor of human serine proteases with antiviral activity and established safety profile	Part A of Phase 2/3 study completed Multi-site Phase 2 platform trial ongoing with US governmental funding	We filed patent applications to protect the proposed commercial use
RHB-107 (upamostat; formerly Mesupron) and opaganib	Advanced unresectable cholangiocarcinoma	Combination of (RHB-107 (upamostat)) and (opaganib )	Preclinical	We filed patent applications internationally directed to the proposed commercial use
RHB-104	Crohn’s disease	Novel mechanism of action and improved clinical benefit (targeting suspected underlying cause of Crohn’s disease)	First Phase 3 study completed; supportive results from the open-label extension	We filed patent applications internationally directed to the proposed commercial formulation and use
RHB-102 (Bekinda®) 24 mg	Acute gastroenteritis and gastritis	No other approved 5-HT3 serotonin receptor inhibitor for this indication; once-daily dosing	First Phase 3 study in the U.S. completed; confirmatory Phase 3 study in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-102 (Bekinda®) 12 mg	IBS-D	Potential 5-HT3 serotonin receptor inhibitor with improved safety, while maintaining efficacy	Phase 2 in the U.S. completed; Phase 3 program in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-102 (Bekinda®) 24 mg	Oncology support anti-emetic	Reduced number of drug administrations, improved compliance and adherence	MAA pursued in the U.K Additional data required for U.S.	We filed patent applications internationally to protect the proposed commercial formulation and its use.
RHB‑204	Pulmonary nontuberculous mycobacteria (NTM) infections caused by Mycobacterium avium complex (MAC)	Oral formulation targeting a major cause of pulmonary NTM infections	Phase 3 terminated early due to low enrolment rate	We filed patent applications internationally directed to the proposed commercial formulation and use

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

The development of opaganib has been supported by grants and contracts from U.S. federal and state government agencies awarded to Apogee, including from the NCI, BARDA, the U.S. Department of Defense and the FDA’s Office of Orphan Products Development.

Market and Competition

Opaganib is currently being developed for several potential indications, including for the treatment of severe COVID-19 pneumonia, cholangiocarcinoma (bile duct cancer), prostate cancer and for nuclear radiation protection.

COVID-19 is a disease caused by a coronavirus virus, SARS-CoV-2. The clinical spectrum has not yet been well defined and ranges from asymptomatic infection to pneumonia and Acute Respiratory Distress Syndrome (ARDS) with multiorgan failure, that may lead to death. Patients over 65 years and those with significant comorbidities, such as diabetes, cardiac or pulmonary disease, are more susceptible to developing severe disease and have a relatively higher mortality rate compared to younger, otherwise healthy patients. As of March 3, 2024, there have been over 774 million cumulative confirmed cases of COVID-19 worldwide, including over 7 million cumulative reported deaths according to WHO. Several therapies have been approved by the FDA for the treatment of COVID-19, some under emergency use authorization (EUA). These therapies include but are not limited to antiviral drugs, immune modulators and monoclonal antibodies. The FDA has approved or authorized certain antiviral drugs to reduce the risk of hospitalization or death for patients with mild to moderate COVID-19, including Veklury® (remdesivir) approved for certain adults and children, Paxlovid™ (nirmatrelvir co-packaged with ritonavir) approved for certain adults and authorized under EUA for adolescents, and Lagevrio™ (molnupiravir) authorized under EUA for certain adults. . As of the filing of this report, and to the best of our knowledge, no orally-administered antiviral therapy has been approved by the FDA to date for treatment of hospitalized patients with severe disease. Several vaccines for SARS-CoV-2 have also been approved by the FDA and other regulatory agencies to date and multiple additional vaccines and drug therapies are currently under development for COVID-19.

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

Prostate cancer is the second most common cancer and the second leading cause of cancer death in American men. The American Cancer Society estimates that approximately 299,010 new cases of prostate cancer will be diagnosed in 2024. Prostate cancer is more likely to develop in older men, African American men and Caribbean men of African ancestry. Treatment options depend on each case and include surgery, radiotherapy, cryotherapy, chemotherapy, hormone therapy, and immunotherapy. There are several approved drugs indicated for treatment of prostate cancer, as well as several drugs in development for U.S. approval.

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

The FDA-approved MCMs that may be used to treat H-ARS include Neupogen® (filgrastim, Amgen Inc., FDA-approved in 2015), Neulasta® (pegfilgrastim, Amgen Inc., FDA-approved in 2015), and Leukine® (sargramostim, Partner Therapeutics Inc. and originally Sanofi, FDA-approved in 2018), which  are leukocyte growth factors that stimulate the recovery of neutrophils, and Nplate® (romiplostim, Amgen Inc., FDA-approved in 2021), which is a thrombopoietin receptor agonist that stimulates the body’s production of platelets. The FDA has also approved a new indication for Udenyca® (pegfilgrastim-cbqv, Coherus BioSciences, Inc., FDA-approved in 2022), Stimufend (pegfilgrastim-fpgk, Fresenius Kabi, FDA-approved in 2023) and Ziextenzo (pegfilgrastim-bmez, Sandoz Inc., approved in 2024), which are biosimilars to Neulasta®, to increase survival of patients acutely exposed to myelosuppressive doses of radiation (H-ARS). Furthermore, additional candidates are in development for H-ARS, and there may also be candidates in development for additional ARS sub-syndromes. To the best of our knowledge, no agents have been approved by the FDA for the GI-ARS sub-syndrome to date.

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

Guidance on the potential path to approval including the requirement of a confirmatory study for future emergency use approvals has been received from the EU's EMA, the U.S. FDA, UK's MHRA and others.

We are continuing discussions and work with U.S. and other government agencies and non-governmental organizations to support the ongoing development of opaganib in areas of public health interest, including pandemic preparedness and medical countermeasures. These are currently undergoing pre-clinical evaluation. Discussions are also ongoing with potential partners who are interested in the rights to opaganib in various territories.

ABC-110: U.S. Phase 2 Study

In December 2020, we announced that our randomized, double-blind, placebo-controlled U.S. Phase 2 trial with opaganib in patients hospitalized with COVID-19 pneumonia demonstrated positive safety and efficacy data. The trial, which was not powered for statistical significance, enrolled 40 patients requiring hospitalization and supplemental oxygen.

The data from the study was published in May 2022 in Open Forum Infectious Diseases.

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

In October 2023, we announced that opaganib delivered a statistically significant increase in survival time when given at 150 mg/kg twice a day (BID) in a United States Army Medical Research Institute of Infectious Diseases (USAMRIID) in vivo Ebola virus study, making it the first host-directed molecule to show activity in Ebola virus disease. The U.S. Army study tested three doses of opaganib (50, 100 and 150 mg/kg BID), against an inactive vehicle control arm. The in vivo study results showed a statistically significant survival increase in mean (SE) survival time of 11.2 (2.6) days in the 150 mg/kg opaganib group (p=0.0279) compared to a mean (SE) survival time of 5.5 (0.4) days in the inactive vehicle control group. A 30% mice survival benefit was observed in the 150 mg/kg treated group compared to the vehicle control. In December 2023, we further announced that opaganib demonstrated a robust synergistic effect when combined with Veklury® (remdesivir, Gilead Sciences, Inc), significantly improving viral inhibition while maintaining cell viability, in a new U.S. Army-funded and conducted Ebola virus in vitro study.

ABC-108: Advanced Unresectable Cholangiocarcinoma

A Phase 2a clinical study with opaganib in patients with advanced, unresectable, intrahepatic, perihilar and extrahepatic cholangiocarcinoma is ongoing at Mayo Clinic’s major campuses in Arizona and Minnesota, MD Anderson Cancer Center, the Huntsman Cancer Institute, University of Utah Health and at Emory University. In September 2018, we announced that the study achieved its pre-specified efficacy goal for the first stage of the two-stage study design, and as a result, the study has continued to its second stage. Treatment with opaganib, Part 1 of the study, designed to enroll 39 evaluable patients, completed enrollment in January 2020. The primary objective was to determine the response rate (RR) of cholangiocarcinoma defined as objective responses (OR), i.e. complete and partial responses (CR, PR) plus stable disease (SD) of at least four months to treatment with opaganib. Preliminary data from this cohort indicated that 6 of 39 (of 58 total enrolled) patients evaluable for efficacy achieved the primary endpoint of stable disease or better for at least 4 months, with good safety and tolerability heavily pretreated subjects with advanced cholangiocarcinoma.

In October 2019, an expansion cohort for cotreatment of opaganib and hydroxychloroquine sulfate (HCQ), an anti-autophagy agent, was submitted to the FDA. The primary endpoint of this cohort was to determine Durable Disease Control Rate (DDCR), defined as Disease Control Rate (DCR) of at least four months’ duration to treatment with opaganib and HCQ. Enrollment of this cotreatment cohort, Part 2 of the study, began in July 2020. The cohort consists of two stages: Stage 1, an accelerated dose escalation run-in with enrollment of up to 15 patients evaluable for safety and tolerability, and Stage 2, treatment of 20 patients evaluable in the Stage 1 determined dose to determine safety and tolerability. In May 2022, RedHill closed the enrollment to the second dose tier, 500 mg BID of opaganib and 200 mg of HCQ BID. The main reason for the study’s early closure was a significant slowdown in enrollment since the start of the COVID-19 pandemic. The last patient that was enrolled demonstrated stable disease for 10 cycles and tolerated the treatment very well. Accordingly, RedHill in collaboration with the treating physician in Mayo, AZ, arranged to continue the patient’s treatment under a Single Patient IND.

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

The first patient was enrolled in March 2020 and the last patient was enrolled in December 2022, completing enrollment of 66 patients: 3 in cohort 1a (abiraterone + opaganib 250 mg BID), 3 in cohort 1b (enzalutamide + opaganib 250 mg BID), 26 in cohort 2 (abiraterone + opaganib 500 mg BID), 34 in cohort 3 (enzalutamide + opaganib 500 mg BID). All patients are now off study. Disease control, the primary endpoint of the study, was defined as progression-free for at least 16 weeks and was assessed primarily in the 500 mg opaganib bid cohorts, cohorts 2 and 3. A total of 11 patients achieved disease control: 3 in the lead-in cohorts combined; 4 (15%; 95% CI 4-35%) in cohort 2 (abiraterone, and 4 (12%; 95% CI 3-27%) in cohort 3 (enzalutamide). Treatment was generally well tolerated; toxicity was similar to that noted in prior studies of opaganib, mainly neuropsychiatric. A new toxicity, subretinal fluid accumulation which manifest as visual disturbance, was noted in one patient who received opaganib and abiraterone.  This resolved in several days after the patient stopped taking opaganib. While not previously recognized, this toxicity may have been misinterpreted in the past as visual hallucinations. Additional investigator initiated clinical studies of opaganib in prostate cancer are being pursued in possible collaboration with pharma partners.

ABC-104: Oncology Support, Radioprotectant: Prevention of Radiation-Associated Mucositis in the Treatment of Head and Neck Cancer

A Phase 1b study to evaluate opaganib as a radioprotectant in head and neck cancer patients undergoing therapeutic radiotherapy is currently on hold.

Nuclear Radiation Protection Development Program

In November 2022, we announced acceleration of opaganib’s nuclear radiation protection development program, with newly published data from eight U.S. government-funded in vivo studies, and additional experiments, indicating that opaganib was associated with:

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

In February 2023, we announced that the Radiation and Nuclear Countermeasures Program (RNCP), of the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, had selected opaganib for the nuclear medical countermeasures product development pipeline as a potential treatment for ARS. As part of this collaboration, contractors directed and supported by the RNCP will undertake studies, designed in collaboration with us, to test opaganib in established ARS models.

In July 2023, we announced that Apogee had been awarded a further $1.7 million in U.S. government funding, via a Small Business Innovation Research grant, which will support research to further the development of opaganib as an MCM for GI-ARS. This grant is in addition and complementary to the multimillion dollar-valued U.S. government RNCP product pipeline development contract awarded to opaganib following its selection by the RNCP for ARS development.

In February 2024, we announced that the International Journal of Molecular Sciences published data demonstrating that opaganib protects against radiation-induced lung inflammation and fibrosis in an in vivo mouse model of lung damage following exposure to ionizing radiation.

In March 2024, we announced that opaganib had been selected by the U.S. government’s Chemical Medical Countermeasure Program and chemical countermeasures research program for evaluation as a potential medical countermeasure against inhalation sulfur mustard exposure. This selection, in collaboration with Battelle, a leading nonprofit organization, follows opaganib’s previous acceptance into the RNCP for ARS development, providing the potential to see broad activity across both radiation and sulfur mustard injuries.

Ebola

In October 2023, we announced that opaganib delivered a statistically significant increase in survival time when given at 150 mg/kg twice a day (BID) in a United States Army Medical Research Institute of Infectious Diseases (USAMRIID) in vivo Ebola virus study, making it the first host-directed molecule to show activity in Ebola virus disease. The U.S. Army study tested three doses of opaganib (50, 100 and 150 mg/kg BID), against an inactive vehicle control arm. The in vivo study results showed a statistically significant survival increase in mean (SE) survival time of 11.2 (2.6) days in the 150 mg/kg opaganib group (p=0.0279) compared to a mean (SE) survival time of 5.5 (0.4) days in the inactive vehicle control group. A 30% mice survival was observed in the 150 mg/kg treated group compared to the vehicle control.

In December 2023, we announced opaganib and RHB-107 (upamostat) demonstrated robust synergistic effect when combined individually with remdesivir (a leading COVID-19 therapy sold under the brand name Veklury® by Gilead Sciences, Inc.), significantly improving viral inhibition while maintaining cell viability, in a new U.S. Army-funded and conducted Ebola virus in vitro study.

ABC-105: Moderate to Severe Ulcerative Colitis (“UC”)

A Phase 2 study to evaluate the efficacy of opaganib in patients with moderate to severe UC by the proportion of patients who are in remission at the end of treatment is currently on hold.

ABC-109: Food Effect Study in Healthy Subjects

A Phase 1, randomized, open-label, single-dose, 3-treatment, 3-period, 6-sequence crossover study designed primarily to evaluate the effect of a standardized meal on the absorption and bioavailability of opaganib in healthy subjects, was completed in the U.S. in January 2018. The study also evaluated the effect of the administration of a solution of opaganib via nasogastric (NG) tube on the absorption and bioavailability of opaganib. Twenty-three eligible, healthy, male and female adult subjects were randomized to receive opaganib orally in a state of fast, fed or as a solution by NG tube (after tube feeding). Seventeen subjects received all three treatments. All three treatments, though maximum concentration was lower when the drug was given orally in the fed state as compared to fasted, nasogastric administration after tube feeding led to intermediate results. Subjects experienced fewer gastrointestinal side effects when the drug was given in the fed state than fasted, but the pharmacodynamic effect, as reflected in the decrease in sphingosine-1-phosphate, the product of the target enzyme, was no lower after fed than fasted administration. Thus, the results indicated that opaganib may be administered after eating, with improved tolerance and no loss of pharmacodynamic effect.

The following chart summarizes the clinical trial history and status of opaganib:

				Planned
	Development	Purpose of		number of	Nature and
Clinical trial	phase of the	the clinical	Clinical	subjects of	status of
name	clinical trial	trial	trial site	the trial	the trial	Schedule
ABC-201	Phase 2/3	A study for the treatment of Opaganib in patients with severe COVID-19 pneumonia	Multicenter study	464	Completed	Results reported in 2022
ABC-110	Phase 2	A study for the treatment of opaganib in patients with severe COVID-19 pneumonia	Multicenter study across the U.S.	40	Completed	Results reported in 2021
ABC-108	Phase 2a	A study for the treatment of advanced, unresectable intrahepatic, perihilar and extrahepatic cholangiocarcinoma with opaganib and co-treatment with opaganib and HCQ	Multicenter study across the U.S.	65	Completed	Results expected H2/2024
ABC-107 (103193 MUSC Study ID)	Phase 2	An add-on study for prostate cancer patients who progressed on enzalutamide or abiraterone. The proportion of patients with disease control during treatment with opaganib and enzalutamide or abiraterone will be measured	Medical University of South Carolina, Charleston, U.S. and Emory University, Atlanta, Georgia, U.S.	65	Ongoing	Results expected H2/2024
ABC-103	Phase 1b/2	Safety and efficacy study in patients with refractory or relapsed multiple myeloma that have previously been treated with proteasome inhibitors and immunomodulatory drugs	Duke University, North Carolina, U.S.	Ended	Ended after Phase 1	Ended
ABC-101	Phase 1	Safety, PK and pharmacodynamic study in patients with advanced solid tumors	Medical University of South Carolina, Charleston, U.S.	22	Completed. Final results indicate the study drug is well tolerated and can be safely administered to cancer patients	Completed 2015
ABC-106	Phase 2	Investigator-Sponsored Safety and Efficacy Study in Patients with Advanced Hepatocellular Carcinoma Who Have Progressed on Sorafenib	Medical University of South Carolina, Charleston, U.S. and collaborating sites (Multicenter, U.S.)	From 12 to 39	Withdrawn and replaced with ABC-107 in prostate cancer (103193 MUSC Study ID)	Withdrawn
ABC-104	Phase 1b	Safety and efficacy study in the prevention of mucositis in combination with radiotherapy for treatment of squamous head and neck carcinoma	Multicenter study across the U.S.	Up to 32	TBD	TBD
ABC-105	Phase 2	A study for the treatment of moderate to severe ulcerative colitis	Multicenter study	Up to 94	TBD	TBD
ABC-109	Phase 1	Assessment of the effect of food on the absorption and bioavailability of opaganib; also as a solution via nasogastric (NG) tube under fed conditions	ICON Early Phase Services, San-Antonio, TX, U.S.	23	Completed	Completed 2018

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

RHB-107 is a proprietary, first-in-class, orally-administered potent inhibitor of several serine proteases, with a unique potency and specificity. In addition to its original development as a potential cancer therapy, work completed by us demonstrated its potential use in inflammatory digestive diseases, inflammatory lung diseases and infectious diseases. Furthermore, RHB-107 shows promise as a potential host-directed anti-viral with applications in pandemic preparedness, including COVID-19 and potentially, Ebola.

Market and Competition

RHB-107 is currently being developed for the treatment of non-hospitalized symptomatic COVID-19 and has previously undergone non-clinical and clinical studies in several oncology indications, including metastatic breast cancer and advanced non-metastatic pancreatic cancer.

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

In July 2023, we announced that RHB-107 had been accepted for inclusion in the U.S. Department of Defense- supported Austere environments Consortium for Enhanced Sepsis Outcomes’ (ACESO) PROTECT multinational platform trial for early COVID-19 outpatient treatment. The 300-patient Phase 2 study has received FDA clearance. The Phase 2 part of the study was completed successfully. The Phase 3 continuation study was subsequently terminated, with a separate confirmatory study in COVID-19 outpatient initiated in its place, the ACESO PROTECT study, funded primarily by the U.S. Department of Defense.

The ACESO PROTECT study is an adaptive, randomized, double blind, multi-site Phase 2 platform trial, being conducted by researchers from ACESO and partner organizations, and administered by the Henry M. Jackson Foundation for the Advancement of Military Medicine (HJF). The study will compare investigational products (Ips) to control, in standard-risk, non-hospitalized adult SARS-CoV-2 infected participants with at least two moderate-severe symptoms at baseline. RHB-107 is the initial drug being evaluated in the early treatment arm of the study. The primary efficacy assessment in the early treatment indication will be time to sustained alleviation or resolution of COVID-19 symptoms. Participants will be followed for a period of up to 12 weeks.

In December 2023, we announced the receipt of non-dilutive external funding, additional to the previously announced U.S. government funding, which now covers the entirety of the RHB-107 (upamostat) arm of the ACESO PROTECT adaptive platform trial for early COVID-19 outpatient treatment.

In conjunction with the initiation of the said ACESO PROTECT study, the previously planned part B of study RHB-107-01 was cancelled.

Ebola Virus Disease Therapy

In 2022, in collaboration with the Therapeutic Discovery Branch of the USAMRIID (US Army Medical Research Institute of Infectious Diseases) to evaluate opaganib and RHB-107 in high throughput antiviral screening. We completed in-vitro studies against different strains of Ebola virus, including SUDV, Sudan ebolavirus (Boniface), Ebola Virus Disease, EBOV (Makona), and additional viral infectious diseases, including Marburg virus disease, MARV (Ci67), and Rift Valley fever RVFZ (ZH-501). Initial data from high-content imaging assays, provided further support for activities of Redhill candidates against these viral diseases.

In December 2023, we announced opaganib and RHB-107) demonstrated robust synergistic effect when combined individually with remdesivir (a leading COVID-19 therapy sold under the brand name Veklury® by Gilead Sciences, Inc.), significantly improving viral inhibition while maintaining cell viability, in a new U.S. Army-funded and conducted Ebola virus in vitro study.

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

We continue to require a companion diagnostic for the detection of MAP bacteria in Crohn’s disease patients. Efforts to develop one are in part based on reliably detecting the presence of MAP bacterial DNA in human biological specimens. We do not know if or when such a diagnostic test would become available.

Market and Competition

According to GlobalData, a provider of market intelligence for the pharmaceutical sector, there were approximately 4 million diagnosed prevalent cases of Crohn’s disease in the sixteen major pharmaceutical markets (the U.S., France, Germany, Italy, Spain, the UK, Japan, Australia, Brazil, Canada, China, India, Mexico, Russia, South Africa and South Korea) in 2023. This number of diagnosed prevalent cases is expected to increase to 4.3 million by 2030.

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

Currently, available drugs on the market for the treatment of Crohn’s disease offer symptomatic relief, the effects of which are largely temporary or partial and are accompanied by numerous adverse effects. The most commonly prescribed drugs for treatment of Crohn’s disease include 5-Aminosalicylates (5-ASA, such as mesalamine), corticosteroids (such as prednisone), antibiotics, immunomodulators (such as azathioprine and methotrexate) and biologic agents, including TNF-α inhibitors (such as Remicade®, Humira®, and Cimzia®), integrin inhibitors (such as Tysabri® and Entyvio®) and an IL-12 and IL-23 antagonist (such as Stelara®). Additionally, several companies have developed for approval, or are in the process of developing, biosimilar drugs to compete with the approved biologic agents once their patent has expired. In May 2023, the FDA approved Rinvoq® (upadacitinib), a Janus kinase (JAK) inhibitor indicated for the treatment of moderately to severely active Crohn’s disease in adults who have had an inadequate response or intolerance to one or more TNF blockers. The Rinvoq® label includes an FDA black box warning against serious infections, mortality, malignancy, major adverse cardiovascular events and thrombosis.

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

RHB-102 (Bekinda®)

RHB-102 (Bekinda®) is an investigational, once-daily, bi-modal release, oral formulation of ondansetron, a leading member of the family of 5-HT3 serotonin receptor inhibitors. We are developing RHB-102 (Bekinda®) in multiple dosage strengths. RHB-102 (Bekinda®) is under development for the intended use in the following indications, which are novel and not yet FDA-approved indications for ondansetron targeting large potential markets:

1)	Acute gastroenteritis and gastritis – 24 mg strength
2)	Irritable Bowel Syndrome with Diarrhea (IBS-D) – lower dose strength for long-term administration

RedHill is also exploring the development of RHB-102 (Bekinda®) 24 mg for oncology support (management of nausea and vomiting induced by cytotoxic chemotherapy and radiotherapy, also referred to as CINV and RINV) in the UK. On February 16, 2023, the Company announced that following a positive pre-MAA meeting and subject to manufacturing-related activities it is considering plans and path to submit a Marketing Authorisation Application (MAA) to the UK Medicines & Healthcare products Regulatory Agency (MHRA) seeking approval for RHB-102 (Bekinda®) for oncology support in adults and children over the age of 12. Data to support the submission was generated from several clinical studies, including the successful U.S. Phase III GUARD study with RHB-102 24 mg for acute gastroenteritis and gastritis.

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

Market and Competition

IBS is one of the most common GI disorders. According to Datamonitor Healthcare, there were approximately 558 million prevalent cases of IBS worldwide (age >=15) in 2023 and estimated that the number of prevalent cases will increase to approximately 604 million by 2030. Of the three subtypes of IBS, IBS-D is the most prevalent diagnosed subtype according to Pimentel M (Am J Manag Care, 2018), accounting for 40% of the patient population.

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

In addition, we may also be exposed to potentially competitive products that may be under development by other companies to treat IBS-D in the U.S.

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

RHB-102 (Bekinda®) was also shown to be safe and well tolerated in this indication. No serious adverse events or new or unexpected safety issues were noted in the study. In September 2018, we announced that we concluded a positive End-of-Phase 2 Type B meeting with the FDA discussing the clinical and regulatory pathway toward potential FDA approval of RHB-102 (Bekinda®) for the treatment of IBS-D, which requires the conduct of two pivotal Phase 3 studies with RHB-102 (Bekinda®) for the treatment of IBS-D.

The primary endpoint of the trial was the proportion of patients in each treatment group with response in stool consistency on study drug as compared to baseline. Response was defined as per FDA guidelines for the indication. Additional endpoints were analyzed including:

●	proportion of patients in each treatment group who are pain responders, per FDA guidance definition;
●	proportion of patients in each treatment group who are overall responders, per FDA guidance definition; and
●	differences between treatment groups in:
o	abdominal pain,
o	abdominal discomfort,
o	frequency of defecation, and
o	incidence and severity of adverse events.

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

RHB-102 (Bekinda®) 12 mg was also shown to be safe and well tolerated. No serious adverse events or new or unexpected safety issues were noted in the study. In September 2018, we announced that we concluded a positive End-of-Phase 2/Pre-Phase 3 (Type B) meeting with the FDA discussing the clinical and regulatory pathway toward potential FDA approval of RHB-102 (Bekinda®) 12 mg for the treatment of IBS-D, which requires the conduct of two pivotal Phase 3 studies with RHB-102 (Bekinda®) for the treatment of IBS-D.

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

RHB-204

Nontuberculous Mycobacteria Infections

In November 2020, we initiated a Phase 3 study in RHB-204 for the treatment of pulmonary Mycobacterium avium complex (MAC) disease in adults with nodular bronchiectasis (also referred to hereafter as pulmonary NTM disease caused by MAC).

The study was intended to assess the efficacy and safety of RHB-204 as a potential first-line, stand-alone treatment for pulmonary NTM infections caused by MAC. In May 2023, we announced the termination of the study due to a very low accrual rate, and the shifting of our resources to advance once-daily, oral RHB-107’s late-stage development for outpatient treatment of COVID-19. We continue to explore potential partnerships for RHB-204.

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

RHB-204 is a patented fixed-dose combination product of three antibiotics intended to simplify administration and optimize compliance, selected based on modelling to provide optimal balance of the potential safety and efficacy. Each capsule contains the same three antibiotics as RHB-104 (clarithromycin, clofazimine, and rifabutin), but at doses unique from RHB-104. Clarithromycin and rifabutin were selected because mycobacteria live within host cells, and these agents have intracellular activity against MAC. Further, rifabutin enhances the antimicrobial activity of clarithromycin due to increased levels of clarithromycin's active metabolite. Selection of clofazimine was based on its activity against MAC, preferential accumulation in macrophages and bactericidal activity demonstrated in a mouse model of tuberculosis. Moreover, the inclusion of rifabutin and clofazimine has shown to mitigate the emergence of resistance to clarithromycin compared to clarithromycin alone or in combination with only rifabutin or clofazimine in a clarithromycin- susceptible

M.avium lung infection mouse model as well as exhibiting significant reductions in bacterial counts in the lung after four and eight weeks of treatment.

Market and Competition

Pulmonary NTM is an orphan disease and is expected to affect approximately 111,000 patients in the U.S. in 2025, according to a 2021 analysis by Foster Rosenblatt. Although rare, the incidence and number of deaths from NTM disease have been steadily increasing globally, according to Ratnatunga CN et al. (Front. Immunol. 2020), with a rise in the number of globally documented NTM infections leading to NTM being recognized as an emerging threat causing significant morbidity and mortality in both immune competent and immune compromised populations. Treatment options remain limited, lengthy and challenging (Ryu YJ et al. Tuberc Respir Dis, 2016; Ratnatunga CN et al. Front. Immunol. 2020).

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

According to the American Lung Association, NTM are relatively resistant to antibiotics and can become more resistant if only one antibiotic is used. Effective treatment of NTM caused by MAC requires three drugs for at least 12 months of treatment. Currently recommended treatment regimens, drug resistance patterns, and treatment outcomes differ according to the NTM species, and management is a lengthy complicated process with limited therapeutic options (Ryu YJ et al. 2016). There is currently no approved first-line therapy for NTM lung disease. Treatment is determined based on guidelines and includes multi- drug regimens with antibiotics not approved for NTM. Adherence to the guidelines for treating NTM lung disease is suboptimal, and potentially harmful antibiotic regimens are commonly prescribed. Management of NTM disease requires prolonged use of costly combinations of multiple drugs with a significant potential for toxicity.

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

Clinical Development

Although each of the three components of RHB-204 is approved individually and has been tested extensively in humans (e.g. see RHB-104), the formulation and doses represented by RHB-204 is novel and has not previously been tested in humans. Initiation of the trial for pulmonary NTM lung infections was in November 2020, and in May 2023, we announced the termination of the study due to a very low accrual rate, and the shifting of our resources to advance once-daily, oral RHB-107’s late-stage development for outpatient treatment of COVID-19.

The following chart summarizes the development history and status of RHB-204:

				Planned
				number of
	Development	Purpose of	Clinical	subjects of	Status of
Trial name	phase	the trial	trial sites	the trial	the trial
CleaR-MAC Trial	Phase 3	Evaluate the efficacy and safety of RHB-204 in adult subjects with documented MAC lung infection.	Up to 40	125	Terminated

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

License Agreement with Kukbo

In March 2022, we entered into the Exclusive License Agreement with Kukbo Co. Ltd. (“Kukbo”) for opaganib in South Korea. Under the terms of the Exclusive License Agreement, Kukbo was required to pay an upfront payment of $1.5 million and we are also eligible for milestone payments and royalties on net sales of oral opaganib in South Korea.

On September 2, 2022, we filed a lawsuit against Kukbo in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under a Subscription Agreement, dated October 25, 2021, in exchange for the ADSs we were to issue to Kukbo, and in delivering to us the $1.5 million due under the Kukbo Agreement. Kukbo thereafter filed counterclaims with various allegations such as breach of contract, misrepresentation, and the breach of the duty of good faith and fair dealing. The parties have completed discovery and depositions, and we continue to rigorously pursue the Kukbo litigation. On November 20, 2023, we entered into a Contingency Fee Agreement with our legal firm, H&B under which certain legal costs related to the Kukbo litigation will be assumed by H&B.

License Agreement with Gaelan Medical

In December 2021, we entered into an exclusive license agreement (the “License Agreement”) with Gaelan Medical Trade LLC (“Gaelan Medical”) for Talicia in the United Arab Emirates (UAE). Under the terms of the License Agreement, we received in April 2022 an upfront payment of $2 million. In addition, we are eligible for additional milestone payments as well as tiered royalties up to mid-teens on net sales of Talicia in the UAE. Gaelan Medical received the exclusive rights to commercialize Talicia in the UAE. Gaelan Medical shall be responsible for obtaining and maintaining regulatory approvals, as well as to conduct any and all required clinical and other studies. In March 2022, we signed an amendment to the License Agreement, according to which Gaelan Medical may sublicense or assign any of its rights or obligations under the License Agreement. In connection with the License Agreement, we and Gaelan Medical entered into a supply agreement, according to which, we will exclusively manufacture (by a third party CMO) and supply Talicia to Gaelan Medical during the term of the agreement. On August 1, 2023, we announced that Gaelan Medical had received marketing approval for Talicia in the UAE and that Gaelan Medical has subsequently placed the first commercial order for Talicia, which was dispatched from the CMO in December 2023.

Additional License Agreement related to MAP diagnostic test for RHB-104

On December 27, 2014, we entered into a license agreement with the University of Minnesota (UoM) pursuant to which we were granted an exclusive license for all indications and medical uses to a patent-protected designation of certain DNA sequencing.

Sale of Movantik® to HCRM

On February 2, 2023, RedHill US and the Company (together, “RedHill Group”) entered into an Asset Purchase Agreement (the “APA”) and related agreements with HCRM. The APA provides for the sale of RedHill Group’s assets exclusively related to RedHill Group’s exploitation of Movantik® to an affiliate of HCRM in exchange for the extinguishment and termination of all Obligations (as defined in the Credit Agreement) (other than certain indemnification obligations), including the loans, all accrued and unpaid interest thereon, the revenue interest, the prepayments premiums and exit fees (the “Transaction”). The related agreements, each dated as of February 2, 2023, included the Sixth Amendment to the Credit Agreement and Collateral Documents (the “Collateral Amendment”), the Escrow Agreement (the “Escrow Agreement”), the Transition Services Agreement (the “TSA”) and the Supply Agreement (the “Supply Agreement”). The closing of the transaction pursuant to the APA occurred on February 2, 2023 (the “Closing”).

Asset Purchase Agreement. HCRM acquired all assets exclusively related to RedHill Group’s exploitation of Movantik® and, generally, assumed all liabilities related to the business arising after the Closing (as defined in the APA). Pursuant to the Supply Agreement (described in more detail below), certain supply contracts will either be terminated or assigned to Movantik Acquisition Co., an affiliate of HCRM (“Movantik Acquisition” or “Buyer”), after the Closing. The APA extinguished all Obligations (as defined in the Credit Agreement) under the Credit Agreement (other than certain indemnification obligations that survive the termination) including the loans, all accrued and unpaid interest thereon, the revenue interest, the prepayment premiums, and exit fees.

Collateral Amendment.  All Obligations under the Credit Agreement (including the loans, all accrued and unpaid interest thereon, the revenue interest, the prepayment premiums and exit fees) terminated as of the Closing, except for those obligations that are expressly intended to survive termination of the Credit Agreement, including certain indemnification obligations. Upon Closing, collateral, consisting of (i) the Escrow Account, (ii) Talicia-related assets, (iii) Aemcolo-related assets and (iv) accounts receivable related to Movantik® accrued as of the Closing, continues to secure “Go-Forward Obligations” consisting of indemnification obligations under the APA and the Credit Agreement and scheduled pre-closing liabilities relating to Movantik®. The value of such liens and security interests are capped at the value of our pre-closing liabilities relating to Movantik®, and all such liens and security interests will be fully released upon the first to occur of (i) the payment of scheduled pre-closing liabilities related to Movantik® other than certain specified long-dated liabilities and (ii) the first date 90 days after the Closing on which RedHill Israel has at least $16.9 million in cash and cash equivalents on hand. Both HCRM and its affiliates and RedHill Group provided each other with a broad release of any claims they have against each other arising prior to the Closing.

Escrow Agreement. At the Closing, Buyer deposited $16 million, which was equal to the amount of cash collateral against which HCRM exercised remedies under the Credit Agreement, into the Escrow Account overseen by the Bank of New York Mellon, acting as an escrow agent. Additionally, from and after the Closing, RedHill U.S. was required to deposit all cash received from accounts receivable related to Movantik accrued as of the Closing into the Escrow Account. Funds from the Escrow Account can only be used to pay certain scheduled pre-closing liabilities related to Movantik® that are retained by RedHill U.S. under the terms of the APA. RedHill U.S. and Buyer established a “Joint Escrow Committee” to oversee the release of funds from the Escrow Account to pay the scheduled liabilities in an agreed order of priority. Unless earlier terminated by mutual agreement of RedHill U.S. and Buyer, the Escrow Agreement will remain in effect until the time that all scheduled pre-Closing liabilities relating to Movantik® have been paid. As of December 31, 2023, the amount held in the Escrow Account was $0.8 million. Upon termination of the Escrow Agreement, any residual escrow amounts will be released to RedHill U.S.

Transition Services Agreement. RedHill U.S. agreed to provide Buyer certain services, including financial services, regulatory services, pharmacovigilance services, medical information services, quality assurance services, commercial services (including calls by sales agents), project management services, contract transfer services and supply chain services. RedHill U.S. received payment of fees for each service type, calculated as a specified FTE rate plus out-of-pocket costs and pass-through costs incurred during the term of the TSA in which services were provided, in addition to certain pre-determined milestone payments. Effective October 1, 2023, all services under the agreement were terminated.

Supply Agreement. RedHill U.S. facilitated supply of Movantik® from third-party suppliers at cost to Buyer on Buyer’s behalf to provide Buyer with the opportunity to establish, with the assistance of RedHill U.S., its own manufacturing capabilities and supply chain for Movantik. Effective October 2, 2023, the Supply Agreement was terminated.

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

Patents and Patent Applications

We have rights, either through assignment, asset purchase or in-licensing, to a total of approximately 239 issued patents and 60 patent applications. The patents and patent applications are registered in the U.S. and other key jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

The patent positions of companies such as ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

Talicia®

The patent portfolio protecting Talicia® currently includes eight U.S. patents, two pending U.S. patent applications, and over 20 foreign patents and patent applications. The patents currently provide patent protection through 2034 and 2042. The Orange Book currently lists six U.S. patents.

Aemcolo®

This patent portfolio was in-licensed by us from Cosmo Technologies Ltd. as part of our license agreement for Aemcolo®. The U.S. patent portfolio consists of five issued patents. Four U.S. patents protect the commercial product and its approved method of use. The Orange Book currently lists four U.S. patents.

RHB-104 – Inflammatory Bowel Disease

The patent portfolio protecting RHB-104 and its use in treating inflammatory bowel disease currently includes nine U.S. patents, and 21 foreign patents, providing patent protection through 2029.

We have also in-licensed U.S. Patent No. 7,867,704 from The University of Minnesota entitled “Mycobacterial Diagnostics”, expiring in  2026. The acquired diagnostic technology is intended for the detection of Mycobacterium avium subspecies paratuberculosis (MAP) bacterium.

RHB-104 – Multiple Sclerosis (“MS”)

The patent portfolio protecting the use of RHB‑104 for treating relapsing-remitting multiple sclerosis includes one U.S. patent and over 11 foreign patents, providing patent protection through 2032.

RHB-204 – Nontuberculous Mycobacterium (NTM) Infections

The patent portfolio protecting RHB-204 currently includes one U.S. patent, and 12 pending international patent applications, providing patent protection through 2041.

RHB-102 (Bekinda®) - Gastritis, Gastroenteritis, IBS-D and Oncology support

The patent portfolio protecting RHB‑102 (Bekinda®) and its use currently includes three U.S. patents and over 23 foreign patents, providing patent protection through 2035.

RHB-106 - Bowel Preparation

The patent portfolio protecting RHB-106 and its use currently includes two issued U.S. patents, and 9 foreign patents, providing patent protection through 2033.

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

The patent portfolio covering opaganib includes six U.S. patents and over 28 foreign patents, providing patent protection through 2030.

A new patent family seeking to protect the use of opaganib plus checkpoint inhibitors to treat cancer is pending in the U.S. as well as 13 foreign jurisdictions. If patents are granted, it will provide protection for the combination treatment through 2040.

RHB-107 (upamostat; formerly Mesupron) – Oncology

The primary patent portfolio protecting the new chemical entity (WX-UK1), the pro-drug (“WX-671” or “RHB-107” or “upamostat”), formulations comprising upamostat, methods of synthesizing the compounds, and methods of using upamostat to treat cancer, was in-licensed by us from Wilex AG, now known as Heidelberg Pharma AG. RHB-107 is a first-in-class protease inhibitor administered by oral capsule. The portfolio includes seven issued U.S. patents and over forty foreign patents and patent applications, providing patent protection through 2027.

Ebola

The patent portfolio covers RedHill’s proprietary experimental therapy for the treatment of the Ebola virus disease. The portfolio consists of four U.S. patents, one pending U.S. patent application, three foreign patents and two pending foreign patent applications providing patent protection through 2035.

SARS-CoV-2

This patent portfolio covers the use of opaganib and RHB-107 for treating or preventing coronavirus infections. The portfolio currently consists of five issued U.S. patents, three pending U.S. patent applications, one foreign patent and 12 pending foreign patent applications, providing patent protection through 2041.

RHB-108 – Combination Cancer Therapy

RedHill has also pursued patent protection in cancer therapy for various combination of drugs with different mechanisms of action which achieve synergistic effects. Currently, the portfolio includes four U.S. patents, one foreign patents and five foreign pending patent applications.

Trademarks

Our principal trademarks, including RedHill, Redhill Biopharma, Talicia, Bekinda, Yeliva®, and their related logos, are registered or pending with the United States Patent and Trademark Office. We have also filed registration applications for non-U.S. trademarks in other countries in which we do or plan to do business. Brand names appearing in this annual report are trademarks of RedHill Biopharma Ltd. except for:

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

D.          Property, Plant and Equipment

We lease approximately 826 square meters of office space and eleven parking spaces in the “Platinum” building at 21 Ha’arba’a Street, Tel-Aviv, Israel. The projected yearly gross rental expenses are approximately $470,000 per year. Since 2018, we have been subleasing a portion of the office space to a tenant, and the lease payment is approximately $92,000 per year. The term under our lease agreement will expire on January 31, 2026. These offices have served as our corporate headquarters since April 2011.

We currently hold a U.S. office lease set to expire on July 31, 2024, with approximately $0.2 million in remaining rental expenses as of January 31, 2024. In June 2023, we terminated another U.S. office lease signed in March 2022 that was originally set to expire on July 31, 2034.

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

Company Overview

We are a specialty biopharmaceutical company, primarily focused on GI and infectious diseases. Our primary goal is to become a leading specialty biopharmaceutical company.

We are currently focused primarily on the advancement of our development pipeline of clinical-stage therapeutic candidates. We also commercialize in the U.S. GI-related products, Talicia® (omeprazole, amoxicillin, and rifabutin) and Aemcolo® (rifamycin) and continue to explore our strategic plans for such products and activities.

Among the therapeutic candidates, we are exploring opaganib is being as a potential treatment for various conditions, including GI-ARS, COVID-19 and other viruses as part of pandemic preparedness, such as the Ebola virus. Inflammatory conditions and solid tumors are additional areas of focus for opaganib. Furthermore, we are investigating RHB-107 (upamostat) as a potential treatment for COVID-19 and other viruses as part of pandemic preparedness, including the Ebola virus.

Our current pipeline consists of five therapeutic candidates, most of which are in clinical development. We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. We have one product that we primarily developed internally which has been approved for marketing and, to date, none of our other therapeutic candidates has generated revenues. We have out-licensed one of our commercial products, Talicia® for specific territories outside the U.S. and we plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis or independently with a dedicated commercial operations or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing, acquisitions and similar arrangements.

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans and revenues from our commercial activity. As of December 31, 2023 and December 31, 2022, we had approximately $6.5 million and $36.1 million, respectively, of cash, cash equivalents, short-term investments and restricted cash.

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

Following the sale of our rights to Movantik, we lost our primary revenue source, and our ability to operate as a financially viable commercial business became significantly more difficult. We are working to replace Movantik® with another commercial product, either internal or external, but this may not occur, and we may never achieve levels of revenue we have achieved through Movantik. We also lost economies of scale in our commercial operations that we were able to benefit from by having Movantik® as a core commercial product.

In addition, in connection with the sale of Movantik®, the obligation to pay indemnification obligations and scheduled pre-closing liabilities of Movantik® are secured by a lien on Talicia® and Aemcolo®-related assets. If we are not able to satisfy such payment obligations, and HCRM forecloses on these assets, we will lose our remaining source of revenue, assuming we are not able to replace Movantik® with another commercial product.

Our financial statements include a going concern reference.  We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms and/or replace Movantik® with another commercial product on a timely basis and/or divest assets on favorable terms or at all, we may need to cease operations.  Management has substantial doubt about our ability to continue as a going concern.

Description of our Products

The following is a description of our two current commercial products and five therapeutic candidates, most of which are in late-stage clinical development:

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

Therapeutic Candidates

RHB-204 is a patented fixed-dose combination product of three antibiotics that will simplify administration and optimize compliance. Each capsule contains the same components as RHB-104 (clarithromycin, clofazimine, and rifabutin) but at unique doses, selected based on modeling to provide optimal balance of the potential safety and efficacy in the treatment of NTM infection.

Opaganib is an investigational new drug that is proprietary, first-in-class, orally administered SK2 selective inhibitor, with anti-viral, anti-inflammatory and anti-cancer activities, targeting multiple oncology, inflammatory and GI indications. On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee, pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to ABC294640 (Yeliva®)) and as noted above, received an international non-proprietary name, opaganib, in 2018) and additional intellectual property for all indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3 million, of which the total amount has been paid, as well as up to $2 million in potential development milestone payments, and tiered royalties starting in the low double-digits. For more information regarding this agreement, see “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for opaganib.” In March 2022, we entered into an exclusive license agreement (the “Exclusive License Agreement”) with Kukbo for opaganib in South Korea. Under the terms of the Exclusive License Agreement, Kukbo was required to pay an upfront payment of $1.5 million, and we are also eligible milestone payments and royalties on net sales of oral opaganib. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements - License Agreement with Kukbo” and “Legal Proceedings”.

RHB-107 (upamostat; formerly Mesupron) (INN: upamostat) is a proprietary small molecule, first-in-class, potent serine protease inhibitor administered by oral capsule. RHB-107 is being investigated as a potential treatment for COVID-19 outpatients and other viruses as part of pandemic preparedness, including the Ebola virus. Additional indications in the area of inflammatory digestive diseases and inflammatory lung diseases could be targeted. On June 30, 2014, we acquired from Heidelberg the exclusive development and commercialization rights to RHB-107, excluding China, Hong Kong, Taiwan, and Macao, for all indications. We made an upfront payment to Heidelberg of $1.0 million with potential tiered royalties on net revenues, ranging from mid-teens up to 30%. We are responsible for all development, regulatory and commercialization of RHB-107. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for RHB-107.”

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

Components of Statements of Comprehensive Loss

Revenues

Revenues are with respect to commercialization and licensing of our commercial products.

Cost of Revenues

Direct costs related to the revenues, such as cost of goods sold and royalties to third parties. Additionally, includes intangible assets amortization and impairment.

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

Financial Income and Expenses

Financial income and expenses consist of non-cash financing expenses in connection with changes in the fair value of derivative financial instruments, interest earned on our cash, cash equivalents, and short-term bank deposits, bank fees, interest, and finance changes for lease liabilities and other transactional costs and expense or income resulting from fluctuations of the U.S. dollar against other currencies, in which a portion of our assets and liabilities are denominated like NIS, for example. In addition, as it relates to the extinguishment of all debt obligations of RedHill Inc. under the Credit Agreement in exchange for the transfer of its rights in Movantik®, the portion of the gain from the debt extinguishment, resulting from the difference between the carrying amount (the amortized cost) of the financial liability to HCRM and the fair value of the assets transferred, is included within financial income.

Other income

Incorporates the portion of the gain from the sale of Movantik® resulting from the difference between the carrying value and fair value of the assets transferred to HCRM. Additionally, includes service fees relating to transition services provided as part of the sale of Movantik®.

A.          Operating Results

History of Losses

Since inception in 2009, we have generated significant losses in connection with the research and development of our therapeutic candidates and from our commercial operations. We may continue to incur additional losses as we continue our commercial activities and expand our research and development activities over time. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain substantial additional funds. As of December 31, 2023, and December 31, 2022, we had an accumulated deficit of approximately $407.7 million and $433.9 million, respectively.

We expect to continue to fund our operations over the next several years through revenues generated from the commercialization of our commercial products, public or private equity offerings, debt financings, non-dilutive financings, including government grants, commercialization of our therapeutic candidates, if approved, or products we may commercialize or promote in the future. Concurrently, we are actively engaged in discussions to explore potential divestment of certain Company assets.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended December 31, 2023, our net cash used in operating activities was $35.8 million leaving a cash balance of $6.5 million, including $0.8 million of restricted cash in the escrow account. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. We have determined that the Company’s available cash at December 31, 2023, together with proceeds raised in the January 2024 Offering and the April 2024 Offering (each as defined herein), will not be sufficient to fund current liabilities and capital expenditure requirements for a period exceeding one year from the date of this Annual Report. Our operational costs include the payment of substantially all pre-closing liabilities relating to Movantik®, which our subsidiary, RedHill U.S., retained under our agreement with HCRM for the extinguishment of all our debt obligations under the Credit Agreement in exchange for the transfer of our rights in Movantik® to an affiliate of HCRM.  As of December 31, 2023, the estimated pre-closing liabilities relating to Movantik® were approximately $4.8 million. See “See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Term Loan Facility”. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

Following the sale of our rights to Movantik, we lost our primary revenue source.  Substantially all of our operating losses result from expenses incurred in connection with our commercial activities and from general and administrative costs associated with our R&D operations.

We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms, we may need to cease operations. There are no assurances that we will be able to raise significant additional capital on terms favorable to us or at all, particularly given the current difficult conditions in the capital markets and low market capitalization which makes it more difficult to raise significant amounts of capital. In addition, following the sale of our rights to Movantik®, we lost our primary revenue source and our ability to operate as a financially viable commercial business has been significantly more difficult. If we are unsuccessful in achieving sufficient commercial sales of our products, including replacing Movantik® with another commercial product on a timely basis, or in raising sufficient capital, we will need to reduce activities and curtail or cease operations.

Comparison of the Year Ended December 31, 2023, to the Year Ended December 31, 2022

Net Revenues

Net Revenues for the year ended December 31, 2023, were $6.5 million, compared to $61.8 million for the year ended December 31, 2022. The decrease was primarily attributable to the divestiture of Movantik. Talicia net revenues for the year ended December 31, 2023 increased to $8.8 million from $7.7 million for the year ended December 31, 2022, driven mainly by a 15% increase in gross revenues, with stable Gross-to-Net. Net revenues for the year ended December 31, 2023, were reduced by ($2.6) million in contra-revenues for Movantik, largely from returns.

Cost of Revenues

Cost of Revenues for the year ended December 31, 2023, was $3.5 million, compared to $33.3 million for the year ended December 31, 2022. This decrease was primarily attributable to the divestiture of Movantik. As a result of this divestiture, both the recognition of revenues and the associated cost of revenues for this product were discontinued starting from February 2, 2023. Additionally, the amortization of the intangible asset related to Movantik was also discontinued as of that date.

Gross Profit

Gross Profit for the year ended December 31, 2023, was $3.1 million, compared to $28.5 million for the year ended December 31, 2022, in line with the decrease in Net Revenues and Cost of Revenues as explained above and primarily attributable to the divestiture of Movantik®.

Research and Development Expenses

Research and Development Expenses were $3.5 million for the year ended December 31, 2023, as compared to $7.3 million for the year ended December 31, 2022. The difference was attributable to the completion of clinical trials related to COVID-19 and RHB-107, and to the ongoing cost-reduction measures.

Selling, Marketing and General and Administrative Expenses

Selling, Marketing and General and Administrative Expenses for the year ended December 31, 2023, were $31.0 million, as compared to $64.0 million for the year ended December 31, 2022. The difference was primarily attributable to the ongoing cost-reduction measures and to the divesture of Movantik® as described above.

Other Income

Other Income for the for the year ended December 31, 2023, was $44.1 million, as compared to no other income recognized for the year ended December 31, 2022. The other income was comprised of (i) $35.5 million from the divestiture of Movantik, calculated as the difference between the fair value of the rights and the carrying amount of this asset and (ii) $8.6 million from transitional services provided to the buyer of Movantik.

Operating Income (Loss)

Operating Income for the year ended December 31, 2023, was $12.6 million, compared to operating loss of $42.8 million for the year ended December 31, 2022. The difference is primarily attributable to the changes resulting from the divestiture of Movantik, as detailed above.

Financial Income (Expenses), net

Financial Income, net for the year ended December 31, 2023, was $11.3 million, compared to Financial Expenses, net of $28.8 million for the year ended December 31, 2022. The income recognized in the year ended December 31, 2023, was primarily attributable to gain resulting from the extinguishment of the HCRM debt in exchange for the transfer of rights to Movantik, calculated as the difference between the carrying amount of the financial liability and the fair value of the rights transferred partially offset by financial expenses related to the financial instruments and other financial expenses.

Net Income (Loss)

Net Income of $23.9 million for the year ended December 31, 2023, as compared to Net Loss of $71.7 million for the year ended December 31, 2022, primarily attributed to the changes resulting from the sale of Movantik and to the ongoing cost-reduction measures, as detailed above.

Total Assets

Total Assets as of December 31, 2023, were $23 million, as compared to $158.9 million as of December 31, 2022. The decrease was primarily attributable to the sale of Movantik, resulting in the transfer of the rights to Movantik, as well as to a significant decrease in the Trade Receivables balance (attributed to the fact that the receivables as of December 31, 2022, were primarily associated with Movantik).

Total Liabilities

Total Liabilities as of December 31, 2023, were $21 million, as compared to $207.3 million as of December 31, 2022. This decrease was primarily due to the extinguishment of HCR debt in exchange for the transfer of Movantik rights, assumption of certain liabilities by HCR, and payments made towards pre-closing liabilities related to Movantik. Remaining pre-closing liabilities related to Movantik as of December 2023, are estimated at $4.8 million.

Comparison of the Year Ended December 31, 2022, to the Year Ended December 31, 2021

This analysis can be found in Item 5 of the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023.

Non-IFRS Financial Measures

In addition to our financial results reported in accordance with IFRS, we believe that Adjusted EBITDA, which is a non-IFRS financial measure, is useful in evaluating the performance of our business. See tables below for a discussion regarding our use of Adjusted EBITDA, including its limitations, and a reconciliation to the most directly comparable IFRS financial measure.

Adjusted EBITDA

We define Adjusted EBITDA as Consolidated Comprehensive Income (Loss) plus depreciation, Amortization and impairment of intangible assets, share based compensation, financial (income) expenses, minus gains from early termination of leases, and other income, which includes income from service provided to HCRM and gain from the sale of Movantik®. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Consolidated Comprehensive Income (Loss), and the reconciliations of Adjusted EBITDA provided below to Consolidated Comprehensive Income (Loss) and to not rely on any single financial measure to evaluate our business.

The following table sets forth our Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021

	U.S. dollars in thousands
Adjusted EBITDA	(28,338)	(29,015)	(52,774)

The following table provides a reconciliation of adjusted EBITDA to Consolidated Comprehensive Income (Loss) for the periods indicated:

	Year Ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Consolidated Comprehensive Income (Loss)	23,916	(71,669)	(97,744)
Depreciation	1,445	2,136	1,914
Amortization and impairment of intangible assets	545	6,018	16,235
Share-based compensation to employees and service providers	1,647	5,675	10,212
Gain from early termination of lease, net	(543)	—	—
Other income	(44,064)	—	—
Financial (income) expenses, net	(11,284)	28,825	16,609
Adjusted EBITDA	(28,338)	(29,015)	(52,774)

B.          Liquidity and Capital Resources

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans and revenues from our commercial activity. Other potential sources of liquidity in the future may include government grants or subordinated indebtedness, other non-dilutive financings, or divestment of certain Company assets. As of December 31, 2023, we had approximately $6.5 million of cash, cash equivalents, short-term investments and restricted cash.

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

Until our sale to HCRM on February 2, 2023, we also commercialized Movantik® (naloxegol). Following this sale, we have lost our primary revenue source which will make it more difficult for us to satisfy our payment obligations.  In addition, if we are not able to satisfy our payment obligations to HCRM incurred in connection with the sale of Movantik®, and HCRM forecloses on the lien on Talicia® and Aemcolo®-related assets, which currently secure these payment obligations, we will lose our remaining source of revenue, assuming we are not able to replace Movantik® with another commercial product.  See “- Sale of Rights in Movantik® and Extinguishment of our Debt Obligations under the Credit Agreement with HCRM”.

On August 9, 2021, we filed a registration statement on Form F-3 (File No. 333-258259) with the SEC. As of the filing date of this Form 20-F, we became subject to the limitations of General Instruction I.B.5 of Form F-3, which limits the amount of funds we can raise through primary public offerings of securities in any twelve-calendar month period using a registration statement on Form F-3 to one-third of the aggregate market value of our ordinary shares held by non-affiliates. Therefore, we will be limited in the amount of proceeds we are able to raise by selling our securities using Form F-3, until such time as our public float held by non-affiliates exceeds $75.0 million.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended December 31, 2023, our net cash used in operating activities was $35.8 million leaving a cash balance of $6.5 million, including $0.8 million of restricted cash held in the escrow account. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. We have determined that the Company’s available cash at December 31, 2023, together with proceeds raised in the January 2024 Offering and the April 2024 Offering, will not be sufficient to fund current liabilities and capital expenditure requirements for a period exceeding one year from the date of this Annual Report. Our operational costs include the payment of the remaining pre-closing liabilities relating to Movantik®, which our subsidiary, RedHill U.S., retained under our agreement with HCRM for the extinguishment of all our debt obligations under the Credit Agreement in exchange for the transfer of our rights in Movantik® to an affiliate of HCRM.  See “Term Loan Facility” and “Additional Cash Requirements”, below.  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

We will need to raise significant additional capital to finance our losses and negative cash flows from operations. We are also actively pursuing and in discussions with multiple parties regarding strategic business transactions, including potential divestment of certain of our assets. If we were to fail to raise sufficient capital or on favorable terms or successfully conclude a strategic business transaction, we may need to cease operations. There are no assurances that we will be able to raise significant additional capital on terms favorable to us or at all, particularly given the current difficult conditions in the capital markets and very low market capitalization which makes it more difficult to raise significant amounts of capital. In addition, following the sale of our rights to Movantik® in 2023, we have lost our primary revenue source and our ability to operate as a financially viable commercial business has been significantly more difficult.

Financing Activities

On March 29, 2024, we entered into a securities purchase agreement with certain investors, pursuant to which we agreed to issue and sell, in a registered direct offering directly to such investors, (i) 2,144,487 ADSs and (ii) warrants to purchase up to an aggregate of 2,144,487 ADSs, at a combined purchase price of $0.58289 per ADS and accompanying warrant (the “April 2024 Offering”). The warrants have an exercise price of $0.75 per ADS, immediately exercisable upon issuance and have a term of five years following the issuance date. The April 2024 Offering closed on April 3, 2034. The gross proceeds to us were approximately $1.25 million, before deducting offering expenses payable by us.

On January 26, 2024, we issued (i) in a registered direct offering 10,000,000 ADSs at a purchase price of $0.80 per ADS and (ii) in a concurrent private offering, warrants (the “January 2024 Warrants”) to acquire 10,000,000 ADSs in the aggregate at an exercise price of $1.00 per ADS (the “January 2024 Offering”). The gross proceeds were approximately $8 million, before fees and expenses. The January 2024 Warrants are exercisable immediately after the issuance date and have a term of five years. After the mentioned offerings and the November 2023 warrants’ exercise described below, as of January 31, 2024, the Company’s share capital included 29,703,027 ADSs, the January 2024 Warrants, December 2022 Warrants to purchase 755,861 ADSs (as defined below), and placement agent warrants to purchase 1,116,230 ADSs. These placement agent warrants have exercise prices ranging from $0.5875 per ADS to $5 per ADS and expire between April 3, 2028, and January 25, 2029. These warrants were issued to the placement agent as part of the compensation for the offerings conducted in April, July, and September 2023, as well as January 2024.

Between November 27, 2023, and November 29, 2023, the September 2023 Reload Warrants (as defined below) were exercised for a total of approximately $4 million gross proceeds to the Company.

On September 28, 2023, we entered into a warrant reprice and reload letter with holders of (i) the May 2022 Warrants (as defined below), as amended as described below, (ii) the December 2022 Warrants (as defined below), as amended as described below, (iii) warrants issued on April 3, 2023 (as amended, the “Class B Warrants”), and (iv) warrants issued on July 25, 2023 (the “July 2023 Warrants”, and together with the May 2022 Warrants, the December 2022 Warrants and the Class B Warrants, the “Existing Warrants”) to purchase up to an aggregate of 4,301,923 ADSs, pursuant to which such investors agreed to exercise their Existing Warrants in full at a reduced exercise price of $0.47 per ADS for aggregate gross proceeds of approximately $2.0 million, before deducting the fees and expenses.  In exchange, the exercising holders received new unregistered warrants to purchase up to an aggregate of 8,603,846 ADSs (the “September 2023 Reload Warrants”) at an exercise price of $0.47 per ADS and with exercise terms ranging from eighteen months to five years.

On July 25, 2023, we issued in a registered direct offering 1,084,923 ADSs and pre-funded warrants to purchase 217,000 ADSs for aggregate gross proceeds to us, together with the proceeds of the concurrent Reload Agreement described below, of approximately $3.8 million, before deducting fees and expenses. In connection with the offering, on July 21, 2023, we entered into a warrant reprice and reload letter (the “Reload Agreement”) with a certain holder of Series A Warrants to purchase up to an aggregate of 1,500,000 ADSs and Series B Warrants to purchase up to an aggregate of 1,500,000 ADSs, each issued in April 2023, pursuant to which: (i) such holder exercised its Series A Warrants in full at a reduced exercise price of $1.35 per ADS (the “Series A Warrant Exercise”) in exchange for new unregistered warrants to purchase up to an aggregate of 1,500,000 ADSs at an exercise price of $1.80 per ADS exercisable until April 3, 2028 (the “Reload Warrant”), and (ii) the exercise price of the Series B Warrants was reduced to $1.80 per ADS. We also agreed to reduce the exercise price of (i) the May 2022 Warrants (as defined below), as amended as described below, and (ii) the December 2022 Warrants (defined below) to purchase up to an aggregate of 971,817 ADSs, at an exercise price of $1.80 per ADS (the “Warrant Amendment”).

On April 3, 2023, we issued in a registered direct offering (i) 270,000 ADSs and pre-funded warrants to purchase 1,230,000 ADSs, (ii) Series A Warrants to purchase up to an aggregate of 1,500,000 ADSs, and (iii) Series B Warrants to purchase up to an aggregate of 1,500,000 ADSs at a combined offering price of $4.00 per ADS (or pre-funded warrant) and accompanying Series A Warrant and Series B Warrant. The Series A Warrants had an initial exercise price of $4.75 per ADS (subsequently reduced to $1.35 per ADS as described above), were exercisable immediately and had a term of five years following issuance. The Series B Warrants had an initial exercise price of $4.00 per ADS (subsequently reduced to $1.80 as described above), were exercisable immediately and had a term of nine months following issuance. The gross proceeds were approximately $6 million, before fees and expenses.

In connection with the April 2023 offering, we reduced the exercise price of the May 2022 Warrants (defined below) to $4.75 per ADS and amended the termination date to April 3, 2028 (subsequently amended in July 2023 as described above).

During the year ended December 31, 2023, we sold 2,625 ADSs under the at-the-market program (the “ATM program”) for total gross proceeds of approximately $20,000. We terminated  the ATM program effective as of April 4, 2024. During the year ended December 31, 2022, we sold 30,582 ADSs under the ATM program for total gross proceeds of approximately $2.0 million. See “ATM Program with Cantor”, below.

On December 6, 2022, we consummated an underwritten offering of 544,375 ADSs and pre-funded warrants to purchase 255,625 ADSs for gross proceeds of approximately $8 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering. In addition, the investors in this financing received warrants to purchase 1,727,678 ADSs with an exercise price of $4.6305 per ADS (following a reset on March 31, 2023, in connection with the ratio change of the ADSs to the Company’s ordinary shares) (the “December 2022 Warrants”).

On May 11, 2022, we issued (i) in a registered direct offering a total of 126,492 ADSs and pre-funded warrants to purchase 137,592 ADSs and (ii) in a concurrent private placement, warrants to acquire 330,106 ADSs at a purchase price of $59.20 per ADS (“May 2022 Warrants”). The gross proceeds were approximately $15 million, before fees and expenses. The warrants were exercisable six months after the issuance date and had a term of five and one-half years.

On November 18, 2021, we consummated an underwritten offering of 117,150 ADSs. The underwriter purchased the ADSs at a price of $128.04 per ADS, for total net proceeds of approximately $14.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

On March 4, 2021, we consummated an underwritten offering of 116,185 ADSs at a public offering price of $320.0 per ADS, for total net proceeds of approximately $34.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, including the exercise by the underwriter of its overallotment option.

On January 14, 2021, we consummated an underwritten offering of 79,719 ADSs at a public offering price of $313.6 per share, for total net proceeds of approximately $23.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

Term Loan Facility

On February 23, 2020, we, through our wholly-owned subsidiary, RedHill U.S., entered into the Credit Agreement with HCRM, as Administrative Agent, and the lenders from time to time party thereto. Pursuant to the terms of the Credit Agreement, RedHill U.S. received a $30 million loan following the signing of the Credit Agreement. An additional $50 million tranche was used to fund the acquisition of rights to Movantik® from AstraZeneca. See “Item 4. Information on the Company – B. Business Overview – Sale of Movantik® to HCRM.”

The loans under the Credit Agreement (the “Loans”) bore interest at an annual rate equal to the 3-month LIBOR rate plus 8.20% which was to 6.7% starting April 1, 2021, with a 1.75% 3-month LIBOR floor. The principal and interest under the Credit Agreement were payable quarterly in arrears on the last day of each March, June, September, and December (each an “HCRM Payment Date”). The Loans maturity date was February 23, 2026 (the “Term Loan Maturity Date”), at which time, if not earlier repaid in full, the outstanding principal amount of the Loans, together with any accrued and unpaid interest, was to be due and payable in cash. Upon the prepayment or repayment of all or any portion of the Loans, RedHill U.S. was to pay to the lenders under the Credit Agreement an exit fee in an amount equal to 4% of the aggregate principal amount of the Loans prepaid or repaid on such date. Pursuant to the Credit Agreement, HCRM received a royalty of 4% (on up to $75 million of our annual net revenues (the “Revenue Interest”). Payments of Revenue Interest were to be made quarterly in arrears for nine years, beginning with the first fiscal quarter of 2021.

Pursuant to the terms of the Credit Agreement, on each HCRM Payment Date, beginning with March 2023 (the “Amortization Date”) through and including the Term Loan Maturity Date, RedHill U.S. was to repay the Loans in equal installments. We were permitted to prepay the Loans at any time under certain terms.

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

On February 2, 2023, we reached an agreement with HCRM for the extinguishment of all our debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of our rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. HCRM assumed substantially all post-closing liabilities relating to Movantik®, with RedHill U.S. retaining substantially all pre-closing liabilities relating to Movantik. HCRM retains a lien on Talicia® and Aemcolo®-related assets until substantially all pre-closing liabilities relating to Movantik® have been paid or other specific conditions are met. The estimated pre-closing liabilities relating to Movantik® as of the closing date of the transaction, and as of December 31, 2023, are estimated to be approximately $51 million and $4.8 million, respectively. To fulfill this obligation, an escrow account was established. As of December 31, 2023, $0.8 million was held in the escrow account.

ATM Program with Cantor

On July 29, 2021, we entered into the sales agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) and SVB Leerink LLC (“SVB”), for the sale of ADSs, pursuant to which we may offer and sell, from time to time, ADSs through our ATM program, with SVB and Cantor acting as our agents. Under the prospectus supplement relating to the ATM program and the accompanying base prospectus, we offered and were permitted to sell ADSs having an aggregate offering price of up to $100.0 million from time to time through SVB and Cantor, acting as our agents, in accordance with the Sales Agreement. On November 3, 2022, we received notice from SVB notifying us and Cantor of SVB’s termination of the Sales Agreement with respect to itself. On April 4, 2024, we delivered written notice to Cantor and terminated the Sales Agreement. Prior to termination, we sold 34,453 ADSs at a weighted average offering price of $74.87 per ADS for approximate aggregate net proceeds of approximately $2.5 million pursuant to the Sales Agreement and related prospectus supplement and accompanying base prospectus since the launch of the ATM program in July 2021.

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

In addition, we have future obligations to purchase API, bulk tables and finished goods with respect to Talicia® for an aggregate purchase price of approximately $12.8 million until the end of 2025 in the ordinary course of business. We expect to purchase the inventory in the regular course of business as part of our ongoing commercialization of Talicia®. We continue to have negative cash flows from operations, and our ability to generate sufficient revenues for our operations is significantly limited unless we are successful in replacing Movantik® with another commercial product. We estimate that so long as sufficient revenues to sustain our business operations including to pay the pre-closing obligations of Movantik as described above, are not generated from our  remaining commercial products, we will need to raise substantial additional funds in order to satisfy our payment obligations and continue as a going concern, as our current cash and short-term investments are not sufficient to continuously fund our commercial operations and satisfy our payment obligations. We may also be forced to significantly reduce our operations or divest certain assets, which may have a material adverse effect on our reputation, business, financial condition or results of operations.

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

Our future capital requirements will depend on many factors including but not limited to:

●	our ability to close a strategic business development transaction, including a potential divestiture of certain of our assets;
●	our ability to successfully commercialize commercial products and our therapeutic candidates, upon approval, if any, including securing commercialization agreements with third parties and favorable pricing and market share;
●	we may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated; the regulatory path of each of our therapeutic candidates;
●	the progress, success, and cost of our clinical trials and research and development programs;
●	the costs, timing, and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval; the costs of enforcing our issued patents and defending intellectual property-related claims;
●	the costs of developing sales, marketing, and distribution channels; and
●	consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for the year ended December 31, 2023, was $35.8 million, compared to $29.2 million for the year ended December 31, 2022. The cash used in operating activities was primarily directed towards settling pre-closing liabilities related to Movantik and other operational activities.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities for the year ended December 31, 2023, was $21.4 million, comprised primarily of proceeds from equity offerings and exercise of certain warrants in transactions consummated in each of April 2023, July 2023, September 2023 and November 2023, and from decrease in restricted cash, partially offset by repayment of payables in respect of intangible asset purchases. Net Cash Provided by Financing Activities for the year ended December 31, 2022, was $11.5 million, primarily from equity offerings that were consummated in May 2022 and December 2022, offset by repayment of payable in respect of intangible asset purchase.

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2023.

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

Recognition and Measurement of Allowance for Rebates and Patient Discount Programs

We offer various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. Rebates and discounts provided to the wholesalers and to the patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate and discount programs at the time the revenues are recognized. The main estimates used in recognizing and measuring this allowance relate to the amount of products sold to customers not yet prescribed to patients (units “in the channel”) and projected duration of the Company to sell the units in the channel. We periodically evaluate our estimates against actual results and, if necessary, updates the estimates accordingly. The report of our independent auditors with regards to the annual report for the year ended December 31, 2023, contained an adverse opinion on the effectiveness of the Company’s internal control over financial reporting related to the Company not designing and maintaining effective controls over the calculation of allowance for deductions from revenues.

Impairment Reviews of Intangible Research and Development Assets

We review annually or when events or changes in circumstances indicate the carrying value of the research and development assets may not be recoverable.

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using our estimated post-tax weighted average cost of capital which was 17.8% as of December 31, 2023.

The main estimates used in calculating the recoverable amount include: outcome of the therapeutic candidates research and development activities; probability of success in gaining regulatory approval, size of the potential market and our asset’s specific share in it and amount and timing of projected future cash flows.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report. Senior management of the Company includes members of the Company’s administrative, supervisory or management bodies, or nominees for such positions.

Name	Age	Position(s)
Executive Officers
Dror Ben-Asher	58	Chief Executive Officer and Chairman of the Board of Directors
Razi Ingber	40	Chief Financial Officer
Reza Fathi, Ph.D.	69	Senior Vice President Research and Development
Gilead Raday	49	Chief Operating Officer
Adi Frish	54	Chief Corporate and Business Development Officer
Guy Goldberg	48	Chief Business Officer
Rick D. Scruggs	64	Chief Commercial Officer and Director

Non-Employee Directors
Dr. Shmuel Cabilly (3)	74	Director
Eric Swenden (1), (3)	80	Director
Dr. Kenneth Reed (1), (2), (3)	70	Director
Ofer Tsimchi (1), (2), (3)	64	Director
Alla Felder (1), (2), (3)	50	Director
(1)	Member of our audit committee, which such committee also serves as our financial statements committee.
(2)	Member of our compensation committee.
(3)Independent director under the listing rules of Nasdaq.

Executive officers

Dror Ben-Asher has served as our Chief Executive Officer and as a director since August 2009. Since May 2011, Mr. Ben-Asher has also served as Chairman of our board of directors. From January 2002 to November 2010, Mr. Ben-Asher served as a manager at P.C.M.I. Ltd., an affiliate of ProSeed Capital Holdings CVA. Mr. Ben-Asher holds an LLB from the University of Leicester, U.K., an MJur from Oxford University, U.K. and completed LLM studies at Harvard University.

Razi Ingber has served as our Chief Financial Officer since May 1, 2023, and between February 2018 and May 2023, prior to his appointment as Chief Financial Officer of the Company, served in various financial positions at the Company. Mr. Ingber has extensive financial experience, specializing in financial reporting and accounting, financial planning, transactions and business analytics. Between 2011 and 2018, Mr. Ingber held several positions at PwC Israel, ultimately serving as an audit manager responsible for leading audit teams of several public and private companies. Mr. Ingber holds an M.A. and a B.A. from Tel-Aviv University and is a Certified Public Accountant.

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

Non-Employee Directors

Dr. Shmuel Cabilly has served as a member of our board of directors since August 2010. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including BioKine Therapeutics Ltd., Minovia Ltd., Alonbio Ltd. and Raziel Therapeutics Ltd. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

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

Dr. Kenneth Reed has served as a member of our board of directors since December 2009. Dr. Reed is a board certified dermatologist and Mohs surgeon. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A. from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, Prescient Pharma and Lispiro.

Ofer Tsimchi has served as a director on our board of directors, a member of our audit committee and as the Chairman of our compensation committee since May 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, served as a board member of Caesarstone Ltd. and Danbar Group Ltd and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Alla Felder has served as a director on our board of directors and a chairperson of our audit committee and a member of our compensation committee since May 2019. Ms. Felder currently serves as a Director in numerous publicly listed leading Israeli companies across several industries, such as Ashtrom Properties Ltd., Israel Shipyards Ltd, Biolight Ltd. Photomyne Ltd. and IdoMoo Ltd. Ms. Felder also serves as the CFO of Weebit Nano Ltd, a high-tech company traded on the Australian stock exchange (ASX). Ms. Felder also served on the board of REE Automotive Ltd. and Enlight Renewable Energy Ltd., both traded on NASDAQ. From 1997 to 2010, Ms. Felder was with PriceWaterhouseCoopers where she served in her last role as a Senior Manager. Ms. Felder received a degree in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York.

B.          Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2023, was approximately $2.3 million. Out of that amount, approximately $1.9 million was paid as salary, approximately $0.04 million was attributed to the value of the RSUs granted to senior management and the directors during the year ended December 31, 2023, approximately $0.3 million was attributed to retirement plans and approximately $0.1 million was attributed to other long-term benefits. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements and directors’ compensation arrangements and comply with our Compensation Policy for Executive Officers and Directors as approved by our shareholders (the “Compensation Policy”). On November 16, 2023, our board of directors adopted the Policy for Recovery of Erroneously Awarded Compensation (the “Compensation Recovery Policy”), effective as of December 1, 2023, which provides for certain incentive-based compensation awarded to our officers to be recovered in the event that we are required to prepare an accounting restatement to correct material noncompliance with any financial reporting requirement to which we are subject. This description of the Compensation Recovery Policy is qualified by reference to the full text of such policy, which is filed as an exhibit to this Annual Report.

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2023. The compensation detailed in the table below refers to the actual compensation granted or paid to the director or officer during the year ended December 31, 2023.

			Value of
	Base Salary	Value of	Equity-Based
	or Other	Social	Compensation	All Other
Name and Position of Director or Officer	Payment (1)	Benefits (2)	Granted (3)	Compensation (4)	Total
Dror Ben-Asher, Chief Executive Officer, and Chairman of the Board of Directors (5)	473,081	102,154	—	19,377	594,612
Rick Scruggs, Chief Commercial Officer (6)	441,167	28,635	—	—	469,802
Razi Ingber, Chief Financial Officer	259,062	66,894	14,400	13,863	354,219
Gilead Raday, Chief Operating Officer	288,027	58,152	14,400	19,377	379,957
Adi Frish, Chief Corporate and Business Development Officer	251,580	68,809	14,400	18,911	353,700
(1)	“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company’s Executive Officers and members of the board of directors for the year ended December 31, 2023. Messrs. Ben-Asher and Scruggs do not receive extra compensation for their service as members of the board of directors.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli and U.S. laws.
(3)	Consists of the fair value of the equity-based compensation granted during the year ended December 31, 2023, in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the RSUs. See “Management - Share Ownership” for further information regarding the RSUs.
(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), communication expenses, and basic health insurance.
(5)	Mr. Ben-Asher’s employment terms as the Company’s Chief Executive Officer provide that Mr. Ben-Asher is currently entitled to a monthly base gross salary of NIS 124,740 (approximately $34,186). Mr. Ben-Asher is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Ben-Asher is entitled to reimbursement of car-related expenses from the Company. Mr. Ben-Asher’s employment terms include an advance notice period of 12 months by the Company and 90 days by Mr. Ben-Asher. During such an advance notice period, Mr. Ben-Asher will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Ben-Asher’s employment is terminated in connection with a “change in control” he will be entitled to a special one-time payment equal to his then-current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement and car expense reimbursement, multiplied by 18. A “change in control” is defined under the change in control employee retention plan (the “CIC Plan”) as follows: (1) the consummation of any merger, consolidation, reorganization, or similar transaction or series of related transactions of the Company with another entity, other than a merger, consolidation, reorganization, or similar transaction or series of related transactions which would result in the shareholders of the Company immediately preceding the transaction beneficially owning, immediately after the transaction, at least 50% of the combined voting power of the outstanding securities of the surviving or resulting entity (or its parent); (2) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act or “group” (two or more persons acting as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of the applicable securities referred to herein) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then-outstanding voting securities; (3) the election of a board of directors over a three-year period or less, the majority of which is not supported by at least a majority of the then existing board of directors of the Company; or (4) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company (other than to an entity controlled by the Company).

(6)	Mr. Rick Scruggs’ employment term as the Company's Chief Commercial Officer provides that Mr. Scruggs is currently entitled to a monthly base gross salary of approximately $33,858. Mr. Scruggs is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. Mr. Scruggs will be entitled to payment of severance in the amount of 12 months’ base salary at the time of termination in the event Mr. Scruggs’ employment is terminated without cause by the Company. Mr. Scruggs’s employment terms also include an advance notice period of 60 days by either party. During such an advance notice period, Mr. Scruggs will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Scruggs’s employment is terminated in connection with a “change in control” he will be entitled to a special one-time payment equal to his then-current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement, multiplied by 12. A “change in control” is defined in the same manner as defined for Mr. Ben-Asher as described in footnote (5) above.

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

Director Compensation

We currently pay our non-executive directors (i) an annual cash fee retainer of $32,000, (ii) a committee membership annual cash fee retainer of (a) $10,000 to each Audit Committee member, (b) $6,400 to each Compensation Committee member, and (c) $1,200 to each Investment Committee member, and (iii) a committee chairperson annual cash fee retainer in an amount that is higher than the annual cash fee payable to other members of that committee (as described in clause (ii) above) by 50% to each of the Audit Committee and Compensation Committee chairs and by 10% to the Investment Committee chair (without duplication of the fees paid under clause (ii)).

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

C.         Board Practices

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than five persons and no more than eleven persons, including any external directors whose appointment is required by law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election (other than any director nominated for election by Cosmo pursuant to the Company’s subscription agreement with Cosmo, whose term of office may expire earlier depending on the beneficial ownership by the Cosmo investor of the Cosmo shares). This process continues indefinitely. A simple majority shareholder vote may elect directors for a term of less than three years in order to ensure that the three groups of directors have as equal a number of directors as possible as provided above. The directors of the first class, currently consisting of Eric Swenden and Ofer Tsimchi, will hold office until our annual general meeting to be held in the year 2024. The directors of the second class, currently consisting of Dror Ben-Asher, Dr. Kenneth Reed and Alla Felder, will hold office until our annual general meeting to be held in the year 2025. The directors of the third class, currently consisting of Dr. Shmuel Cabilly and Rick Scruggs, will hold office until our annual general meeting to be held in the year 2026. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment. See “Management - Board Practices – Independent and External Directors – Israeli Companies Law Requirements” below for a description of the adoption by the Company of the corporate governance exemptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, including with respect to external directors.

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

In June 2022, our directors and officers voluntarily deferred 20% of their fees or salary (as the case may be), which amounts may be fully or partially paid at a later date, subject to several conditions. In June 2023 (only the officers) and October 2023, our directors and officers voluntarily deferred an additional sum of the cash compensation due to them under their respective employment agreements or compensation arrangements, as the case may be. The Company's compensation committee and board of directors agreed to include a mechanism of a partial repayment of the deferred compensation upon certain terms. The execution of the letters with the Company's directors is subject to shareholders approval.

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

Our audit committee also serves as our financial statements committee. The members of our audit committee are Alla Felder (chairperson), Ofer Tsimchi, Eric Swenden and Dr. Kenneth Reed.

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

As noted above, the members of our audit committee include Alla Felder, Ofer Tsimchi Eric Swenden and Dr. Kenneth Reed, with Ms. Felder serving as chairperson. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each of Ms. Alla Felder, Mr. Ofer Tsimchi, Mr. Eric Swenden and Dr. Kenneth Reed is an audit committee financial expert as defined by the SEC rules and all members of the audit committee have the requisite financial experience as defined by the Nasdaq Listing Rules. Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is, among others, to examine whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an officer or a director, a relative of an interested party, or a relative of an officer or a director, nor may the internal auditor be our independent accountant or its representative. In January 2018, Ms. Sharon Cohen, Lead Engagement Partner, Head of LS & HC Industry at Deloitte Israel, was elected to serve as our internal auditor. In May 2023, Ms. Sharon Cohen was substituted auditor by a different member of Deloitte Israel, Ms. Tal Yaron.

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

D.          Employees

As of December 31, 2023, we had 53 employees, of which 15 provide services in Israel and 38 which provide services in the U.S. In addition, we also receive services from 8 consultants, of which two are in the U.S., four in Canada and two in Israel.

	As of December 31,
	2023		2022		2021
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management and administration	14	—	15	—	17	—
Research and development	1	8	2	10	2	10
Commercial operations	38	—	96	—	182	—

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

E.          Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of April 4, 2024, of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. As of the date of this Annual Report, there is no executive officer or director that beneficially own 5.0% or more of our outstanding Ordinary Shares. The information in this table is based on 12,746,797,800 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to RSUs that due to vest within 60 days of April 4, 2024, and to options held by that person that were currently exercisable at, or exercisable within 60 days of April 4, 2024. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but not the percentage ownership of any other person. The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class
Non-Employee Directors
Dr. Kenneth Reed (1)	8,270,450	*
Dr. Shmuel Cabilly (2)	5,426,070	*
Eric Swenden (3)	1,595,890	*
Ofer Tsimchi (4)	532,800	*
Alla Felder (5)	542,800	*
Executive officers
Dror Ben-Asher (6)	6,885,420	*
Reza Fathi, Ph.D. (7)	4,016,400	*
Adi Frish (8)	4,688,320	*
Gilead Raday (9)	4,530,800	*
Guy Goldberg (10)	3,420,800	*
Razi Ingber (11)	2,054,000	*
Rick D. Scruggs (12)	3,078,400	*

All directors and executive officers as a group (12 persons)	45,042,150	0.35%
*	Less than 1.0%
(1)

Includes RSUs which are scheduled to vest into ADSs equivalent to 50,000 ordinary shares within 60 days of April 4, 2024, and options to purchase 415,200 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $194.8 and $280 per share and the options expire between 2029 and 2031. Number of shares beneficially held also includes shares held by family members.

(2)

Includes options to purchase 224,800 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2030 and 2031.

(3)

Includes options to purchase 374,800 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2029 and 2031.

(4)

Includes options to purchase 374,800 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2029 and 2031.

(5)

Includes options to purchase 374,800 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2029 and 2031.

(6)

Includes options to purchase 2,974,800 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2028 and 2031.

(7)

Includes options to purchase 2,215,600 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $194.8 and $283.2 per share, and the options expire between 2025 and 2031.

(8)

Includes options to purchase 2,037,600 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2025 and 2031.

(9)

Includes options to purchase 2,082,400 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $194.8 and $283.2 per share and the options expire between 2025 and 2031.

(10)

Includes options to purchase 1,775,200 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $194.8 and $283.2 per share, and the options expire between 2025 and 2031.

(11)

Includes options to purchase 375,200 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $200 and $308.8 per share and the options expire between 2028 and 2031.

(12)

Includes RSUs which are scheduled to vest into ADSs equivalent to 225,200 ordinary shares within 60 days of April 4, 2024 and options to purchase 1,708,400 Ordinary Shares exercisable within 60 days of April 4, 2024. The exercise price of these options ranges between $264.8 and $280 per share and the options expire between 2029 and 2031.

Award Plans

Amended and Restated Award Plan

Our Award Plan provides for the granting of Ordinary Shares, ADSs, stock options under various tax regimes in Israel and the U.S., RSUs, restricted shares, and other share-based awards to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The Award Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable laws. As of April 4, 2024, there were 89,714,000 Ordinary Shares issuable upon the exercise or vesting of outstanding awards under the Award Plan and 2,811,935,600 Ordinary Shares available for future issuance under the Award Plan. Our Award Plan provides that the maximum number of Ordinary Shares that may be issued under the Award Plan will automatically be increased on January 1, April 1, July 1 and October 1 of each calendar year such that immediately following such increase the maximum number of Ordinary Shares that may be issued under the Award Plan will be equal to sixteen and a half percent (16.5%) of the number of outstanding Ordinary Shares on a fully-diluted basis on the last day of immediately preceding fiscal quarter.

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

F.  Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person or entity known to us to beneficially own 5% or more of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of April 4, 2024, and ordinary shares underlying RSUs that vest within 60 days of April 4, 2024, if any, to be outstanding and to be beneficially owned by the person holding the options warrants or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on 12,746,797,800 ordinary shares outstanding as of April 4, 2024. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of ordinary shares.

Name	Number of Ordinary Shares Beneficially Held	Percent of Class
R&S United Services Inc. (1)	2,030,472,000	15.12%
(1)	To the best of our knowledge, R&S United Services Inc. is the direct holder of the ordinary shares in the table above, exercises voting and investment power over the ordinary shares, and thus may be deemed to beneficially own the ordinary shares. Avi Polischuk, as the President of R&S United Services, may be deemed to beneficially own the ordinary shares held by the R&S United Services. The number of ordinary shares beneficially owned in the table above includes 686,236,000 ordinary shares (represented by 1,715,590 ADSs) issuable upon the exercise of a certain warrant issued to R&S United Services on April 3, 2024. The address of R&S United Services is 15 Ranick Drive West, Amityville, NY 11701.

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Record Holders

On April 4, 2024, 10,197 ADSs (equivalent to 4,078,800 Ordinary Shares, or approximately 0.03% of our total issued and outstanding Ordinary Shares), were held of record by four record holders, of which two holders have a U.S. address. All other ADSs are held by Cede & Co., the nominee of the Depositary Trust Company, which is a United States registered holder. The number of record holders is not at all representative of the number of beneficial holders of the ADSs Shares because many of the ADSs are held by brokers or other nominees. As of April 4, 2024, there was one shareholder of record of our Ordinary Shares.

B.         Related Party Transactions

See “Item 4. Information on the Company - B. Business Overview - Acquisition, Commercialization and License Agreements - Licensing and Manufacturing Terms with Cosmo Pharmaceuticals.” Additionally, the Company is party to ordinary course employment arrangements with its officers. See “Management - Compensation - Employment Agreements” and See “Management - Compensation - Change in Control Retention Plan and Agreements; Severance Arrangements.”

C.         Interests of Experts and Counsel

Not applicable.

ITEM 8.         FINANCIAL INFORMATION

A.Financial Statements and Other Financial Information

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

From time to time, we may become a party to legal proceedings and claims in the ordinary course of business. On February 22, 2021, Aether filed a complaint against RedHill U.S. in the United States District Court for the District of Delaware. We refer to this matter as the Aether Litigation. The complaint asserts that our marketing of the Movantik® product infringes certain U.S. Patents held by Aether (the "Aether Patents"). Aether has asserted the Aether Patents against other entities previously involved in the marketing of Movantik®. The complaint requests customary remedies for patent infringement. In November 2022, the Company and AstraZeneca signed a settlement agreement, according to which AstraZeneca will be solely responsible for any costs incurred in the defense of this litigation, including any settlement amounts, damages awarded, and legal fees.

On September 2, 2022, the Company filed a lawsuit against Kukbo in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering us $5.0 million under the Subscription Agreement, dated October 25, 2021, in exchange for ADSs we were to issue to Kukbo, and in delivering to us the $1.5 million due under the Exclusive License Agreement. Kukbo thereafter filed counterclaims with various allegation, such as breach of contract, misrepresentation and the breach of the duty of good faith and fair dealing. The parties have completed discovery and depositions, and we continue to rigorously pursue the Kukbo litigation. On November 20, 2023 we entered into a Contingency Fee Agreement with our legal firm, H&B, under which certain legal costs related to the Kukbo litigation will be assumed by H&B.

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

B.         Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2023.

ITEM 9.         THE OFFER AND LISTING

A.Offer and Listing Details

Our Ordinary Shares were traded on the TASE under the symbol “RDHL” from February 2011 to February 2020 and were voluntarily delisted from trading on the TASE, effective February 13, 2020. They are listed but are not traded on Nasdaq in connection with the ADSs. The ADSs were traded on Nasdaq under the symbol “RDHL” from December 27, 2012, were listed on the Nasdaq Global Market under the same symbol from July 20, 2018, to November 14, 2023, and have been re-listed on Nasdaq under the same symbol since November 15, 2023.

B.         Plan of Distribution

Not applicable.

C.         Markets

The ADSs, each representing 400 Ordinary Shares and evidenced by an American depositary receipt (“ADRs”), are traded on Nasdaq under the symbol “RDHL.” The ADRs are issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon.

D.         Selling Shareholders

Not applicable.

E.         Dilution

Not applicable.

F.         Expenses of the Issue

Not applicable.

ITEM 10.         ADDITIONAL INFORMATION

A.         Share Capital

Not applicable.

B.         Memorandum and Articles of Association

Securities Registrar

The transfer agent and registrar for the ADSs is The Bank of New York Mellon, and its address is 101 Barclay Street, New York, NY.

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

Description of Securities

Ordinary Shares

At our extraordinary general meeting of the shareholders held on March 21, 2024, our shareholders approved the increase of our authorized share capital to NIS 400,000,000 from NIS 200,000,000, divided into (i) 39,994,000,000 registered Ordinary Shares of NIS 0.01 par value each, and (ii) 6,000,000 preferred shares of NIS 0.01 par value each.

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

According to the Israeli Companies Law and the regulations promulgated thereunder, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 40 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting be given prior to the record date. Under the regulations promulgated thereunder and as a company listed on an exchange outside Israel, our board of directors may fix the record date not more than 40 nor less than four calendar days prior to the date of the meeting.

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

Voting, Shareholders’ Meetings and Resolutions. Holders of Ordinary Shares are entitled to one vote for each Ordinary Share held on all matters submitted to a vote of shareholders. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, or who has sent us a voting instrument indicating the way in which he is voting, who hold or represent, in the aggregate, at least 25% of the voting rights of our outstanding share capital. A meeting adjourned for lack of a quorum is adjourned to the following day at the same time and place or any time and place as prescribed by the board of directors in the notice to the shareholders. At the reconvened meeting one shareholder at least, present in person or by proxy constitutes a quorum except where such meeting was called at the demand of shareholders. With the agreement of a meeting at which a quorum is present, the chairman may, and on the demand of the meeting he must, adjourn the meeting from time to time and from place to place, as the meeting resolves. Annual general meetings of shareholders are held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. The board of directors may call special general meetings of shareholders. Additionally, the Israeli Companies Law provides that the Company’s board of directors is required to convene a special general meeting of its shareholders upon the written request of (i) any two or more of its directors, (ii) one-quarter (25%) or more of the serving members of its board of directors or (iii) as a company listed on an exchange in the U.S., one or more shareholders holding, in the aggregate, either (a) 10% or more of our issued and outstanding shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

In addition, under Israeli law, one or more shareholders holding at least 1% of the voting rights at a general meeting of shareholders may request that the Company’s board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders.

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

History of Share Capital

For information regarding the history of changes to our share capital since January 1, 2021, please see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing Activities”.

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

E.         Taxation

Israeli Tax Considerations

General

The following is a summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of American Depositary Shares representing Ordinary Shares (collectively, the “Shares”).

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2024 tax year.

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

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% for companies), and a marginal tax rate of up to 50% in 2024 for individuals, including an excess tax (as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided (among other conditions) that seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the income or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Double Tax Treaty, exempts a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) from Israeli capital gain tax in connection with the sale of the Shares, provided (among other conditions) that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12-month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S.-Israel Double Tax Treaty, the taxpayer should be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

Payers of consideration for the Ordinary Shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% of the consideration for individuals and corporations.

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

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax

Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation that holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 721,560 for 2024, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of the ADSs by U.S. Holders, as defined below. This summary addresses solely U.S. Holders who acquire ADSs and who hold ADSs as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder or all tax considerations that may be relevant with respect to an investment in the ADSs.

This summary does not address tax considerations applicable to a holder of the ADSs that may be subject to special tax rules including, without limitation, the following:

●	dealers or traders in securities, currencies, or notional principal contracts;
●	banks, insurance companies, and other financial institutions;
●	real estate investment trusts or regulated investment companies;
●	persons or corporations subject to an alternative minimum tax;
●	tax-exempt organizations;
●	traders that have elected mark-to-market accounting;

●	corporations that accumulate earnings to avoid U.S. tax;
●	pension plans;
●	investors that hold the ADSs as part of a “straddle,” “hedge,” or “conversion transaction” with other investments;
●	persons that actually or constructively own 10 percent or more of our Ordinary Shares outstanding by vote or by value;
●	persons that are treated as partnerships or other pass-through entities for U.S. federal income purposes; and
●	U.S. Holders whose functional currency is not the U.S. dollar.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation, and does not include any discussion of state, local, or foreign tax consequences to a holder of the ADSs. In addition, this summary does not include any discussion of the U.S. federal income tax consequences to any holder of ADSs that is not a U.S. Holder.

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, and local income and other tax consequences of an investment in the ADSs, including the potential effects of any proposed legislation, if enacted.

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

In general, and assuming that all obligations under the Deposit Agreement will be satisfied in accordance with the terms of the Deposit Agreement, if you hold ADSs, you will be treated as the holder of the underlying Ordinary Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, gain or loss generally will not be recognized if you exchange ADSs for the underlying Ordinary Shares represented by those ADSs.

Distributions

If we make any distribution with respect to the Securities, subject to the discussion under “- Passive Foreign Investment Companies” below, the gross amount of any distribution actually or constructively received by a U.S. Holder (through the Depositary) with respect to a Security will generally be taxable to the U.S. Holder as foreign-source dividend income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The amount distributed will include the amount of any Israeli taxes withheld from such distribution, as described above under the caption “Material Tax Considerations-Israeli Tax Considerations.” A U.S. Holder will not be eligible for any dividends received deduction in respect of the dividends paid by us, which deduction is otherwise available to a corporate U.S. Holder in respect of dividends received from a domestic corporation. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of the U.S. Holder’s adjusted tax basis in its Securities. Distributions in excess of such adjusted tax basis will generally be taxable to a U.S. Holder as capital gain from the sale or exchange of property as described below under “-Sale or Other Disposition of ADSs.” If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, then the distribution will generally be taxable as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under the Code, certain qualified dividends received by non-corporate U.S. Holders will be subject to U.S. federal income tax at the preferential long-term capital gains of, currently, a maximum of 20%. This preferential income tax rate is applicable only to dividends paid by a “qualified foreign corporation” that is not a PFIC (as defined below under “- Passive Foreign Investment Companies,”) for the year in which the dividend is paid or for the preceding taxable year, and only with respect to the Securities held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date) and certain other holding period requirements are met. If such holding period requirements are met, dividends we pay with respect to the Securities generally will be qualified dividend income. However, if we were a PFIC, dividends paid by us to individual U.S. Holders would not be eligible for the reduced income tax rate applicable to qualified dividends. As discussed below under “- Passive Foreign Investment Companies,” we do not anticipate being treated as a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable or future taxable years. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”), including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the Depositary’s) receipt of the dividend, actively or constructively, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss and will not be eligible for the preferential rate applicable to qualified dividend income.

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

Sale, Exchange or Other Disposition of ADSs

Subject to the discussion under “- Passive Foreign Investment Companies” below, a U.S. Holder that sells or otherwise disposes of its Securities will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder’s adjusted basis in the Securities. Such gain or loss generally will be capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period of the Securities exceeds one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition of the Securities will be U.S. source gain or loss for purposes of the foreign tax credit limitation. However, if we are a PFIC, any such gain will be subject to the PFIC rules, as discussed below, rather than being taxed as a capital gain. As discussed below in “-Passive Foreign Investment Companies,” we do not anticipate being a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable year and future taxable years.

If a U.S. Holder receives foreign currency upon a sale or exchange of the Securities, gain or loss will be recognized in the manner described above under “- Distributions.” However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any foreign currency gain or loss on such conversion.

As discussed above under the heading “Material Tax Considerations-Israeli Tax Considerations-Taxation of Shareholders,” a U.S. Holder who holds Securities through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized on a sale or other disposition of the Securities. Any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Non-corporate U.S. Holders whose income exceeds certain thresholds are required to pay an additional 3.8% tax on their net investment income, which includes dividends paid on the Securities and capital gains from the sale or other disposition of the Securities.

Passive Foreign Investment Companies

The treatment of the Company as a PFIC is based on the value and composition of our assets, and no assurance can be given that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or future taxable years. We will be considered a PFIC for any taxable year if:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the fair market values of the assets determined at the end of each quarter during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received a proportionate share of the income of such other corporation directly. Passive income generally includes, among other things, dividends, interest, rents, royalties and certain capital gain, but generally excludes rents and royalties that are derived in the active conduct of a trade or business and which are received from a person other than a related person.

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

For each taxable year for which we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” it receives and any gain it realizes from a sale or other disposition (including a pledge) of the Ordinary Shares or ADSs, unless it makes a “mark-to-market” election or a “qualified electing fund” election as discussed below. Distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions it received during the shorter of the three preceding taxable years or its holding period for the Ordinary Shares or ADSs will be treated as an excess distribution. Under these special tax rules, if a U.S. Holder receives any excess distribution or realizes any gain from a sale or other disposition of the Ordinary Shares or ADSs:

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

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs, such U.S. Holder will be deemed to own its proportionate share of any such subsidiaries that are PFICs, and such U.S. Holder may be subject to the rules described in the preceding two paragraphs with respect to the shares of such subsidiaries that are PFICs it will be deemed to own. As a result, a U.S. Holder may incur liability for any “excess distribution” described above if we receive a distribution from such subsidiaries that are PFICs or if we dispose of, or are deemed to dispose of, any shares in such subsidiaries that are PFICs. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs, such U.S. Holder will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADSs. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs will apply to distributions by us, except the lower applicable tax rate for qualified dividend income will not apply. If we cease to be a PFIC when a U.S. Holder has a mark-to-market election in effect, gain or loss realized by such U.S. Holder on the sale of the ADSs will be a capital gain or loss and taxed in the manner described above under “- Sale, Exchange, or Other Disposition of ADSs.”

The mark-to-market election is available only for “marketable stock,” which is a stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or another market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on Nasdaq and, accordingly, provided the ADSs are regularly traded, the mark-to-market election will be available to a U.S. Holder of ADSs if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns the ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by a U.S. Holder. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund” election to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

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

Backup Withholding and Information Reporting

Payments of dividends with respect to Ordinary Shares or ADSs and the proceeds from the sale, retirement, or other disposition of Ordinary Shares or ADSs made by a U.S. paying agent or other U.S. intermediary will generally be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 24%, if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Backup withholding is not an additional tax. Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability or may be refunded provided that the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

You should consult your own tax advisors regarding the backup withholding tax and information reporting rules.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in the Securities, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Securities.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to comply with the informational requirements of the Exchange Act, and, accordingly, file Reports of Foreign Private Issuer on Form 6-K, Annual Reports on Form 20-F and other information with the SEC.

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

Risk of Interest Rate Fluctuation and Credit Exposure Risk

At present, our exposure to credit risk arises from cash and cash equivalents, deposits with banks, as well as accounts receivable. Some of our liquid instruments are invested in short-term deposits.

We estimate that because the liquid instruments are invested mainly for the short-term and with highly-rated institutions, the credit risk associated with these balances is low. The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing risk and loss.

We are no longer exposed to a material risk of interest rate fluctuation due to the extinguishment of our Credit Agreement with HCRM and the limited cash held in short-term deposits.

Foreign Currency Exchange Risk

Although the U.S. dollar is our functional currency and reporting currency, a portion of our expenses is denominated in NIS and in Euro. Our NIS expenses consist principally of payments to employees or service providers and office-related expenses in Israel. Our Euro expenses primarily involve payments to vendors for our therapeutic candidates and certain manufacturers of APIs for Talicia®. Because only a relatively small portion of our transactions are currently denominated in NIS and Euro and a negligible sum is held in NIS, we do not believe we are subject to a material risk of foreign currency exchange risk.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable.

B.         Warrants and Rights

Not applicable.

C.         Other Securities

Not applicable.

D.         American Depositary Shares

Each of the American Depositary Shares, or ADSs, represents 400 Ordinary Shares. The ADSs trade on Nasdaq under the symbol “RDHL”. Each ADS represents four hundred (400) Ordinary Shares.

The form of the deposit agreement for the ADSs and the form of American Depositary Receipt (“ADR”) that represents an ADS have been incorporated by reference as exhibits to this Annual Report. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286.

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

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures

We, together with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Our disclosure controls and procedures are designed to ensure that information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report were not effective. This is attributed to a material weakness previously identified as of December 31, 2022. Considering the limited periods of financial reporting since the initiation of the remediation plan until December 31, 2023, we were unable to fully remediate the material weakness as of December 31, 2023.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment, management has concluded that our internal control over financial reporting was not effective as of December 31, 2023. Our auditor, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has provided an attestation report on our internal control over financial reporting, which is included herein. (See “– Attestation Report of Registered Public Accounting Firm.”)

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022, management concluded that as of December 31, 2022, we did not maintain effective disclosure controls and procedures due to the material weakness in internal control over financial reporting which existed at that date, relating to lack of sufficient controls which impacted the calculation of allowance for deductions from revenues. We lacked enough financial reporting personnel with an appropriate level of knowledge, experience, and training commensurate with our financial reporting requirements. This control deficiency contributed to the fact that not all data and information available to us was taken into consideration.

These control deficiencies resulted in material misstatements of the consolidated financial statements as of March 31, 2022. Accordingly, our management has determined that these control deficiencies constitute material weaknesses. Considering the limited periods of financial reporting since the initiation of the remediation plan until December 31, 2023, we were unable to confirm the full remediation of this material weakness by that date.

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

We have made progress to remediate the material weakness and we believe our remediation plan will be sufficient to remediate the identified material weakness. However, the implementation of these remediation measures requires validation and testing of the design and operating effectiveness of internal control over a sustained period of financial reporting prior to reaching a determination that the material weakness have been remediated. As we continue to validate and test our internal control over financial reporting, we may determine that additional measures or modifications to the remediation plan are necessary or appropriate. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement.

(c)Attestation Report of Registered Public Accounting Firm

Our independent registered public accounting firm has audited the consolidated financial statements included in this Annual Report, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F-1 to F-4 of this Annual Report and is incorporated herein by reference.

(d)Changes in Internal Control Over Financial Reporting

Other than the remedial measures we are currently in the process of implementing as described above, there were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2023	2022

	(U.S. dollars in thousands)
Audit fees (1)	177	382
Audit-related fees (2)	32	61
Tax fees (3)	2	2
Total	211	445
(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit-related fees relate to work regarding prospectus supplements and ongoing consultation.
(3)	Tax fees relate to tax compliance, planning, and advice.

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

ITEM 16I.            DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.         INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company for the fiscal year ending on December 31, 2024.

ITEM 16K.         CYBERSECURITY

We operate in the biopharmaceutical industry, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk. We recognize the critical importance of developing, implementing, and maintaining cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We currently have security measures in place to protect all required information and prevent data loss and other security breaches, including a cybersecurity risk assessment program.

Our current cybersecurity risk assessment program consists of an annual review of the technical safeguards that have been implemented to ensure they align with industry best practices and evolving risks. As part of this program, we leverage the advice of third-party consultants and auditors to help us assess and identify risks from cybersecurity threats, including the threat of a cybersecurity incident, and manage our risk assessment program. Among other things, these providers perform regular audits, ongoing monitoring of network traffic and system logs for suspicious activity, periodic employee training on cybersecurity best practices, and implementation of encryption protocols for sensitive data. Our cybersecurity risk assessment program outlines governance, policies and procedures and technology to oversee and identify risks from cybersecurity threats, and we are informed by previous cybersecurity incidents we have observed both within the Company and in our industry. All cyber incidents are reported to a designated RedHill email after a review by our Security Operation Center (“SOC”). Such emails contain a full description as to what has happened and how the incident was mitigated.

Our management, with assistance of our virtual Chief Information Security Officer (“vCISO”), is responsible for the day-to-day assessment and management of risks from cybersecurity threats, including the prevention, mitigation, detection, and remediation of cybersecurity incidents. The individuals currently serving in these roles are Razi Ingber, our CFO, and Eli Migdal, Founder and Head of Cyber Security for Migdal Computing Solutions LTD. Migdal Computing Solutions LTD also provides us with certain cybersecurity services, including vCISO, Security Operation Center, risk assessment,  risk quantification, server-level penetration testing, planning, deployment and management of most modern cybersecurity solutions. Pursuant to our cybersecurity risk assessment program, our vCISO is notified about every cybersecurity event, and as the vCISO he approves the actions that were taken and transforms SOC cases to be marked as completed.

Our Board of Directors is responsible for the oversight of risks from cybersecurity threats in conjunction with our Audit Committee. Our Board of Directors and our Audit Committee receive from time to time reports and updates from our management with respect to the management of risks from cybersecurity threats. Such reports cover the Company’s information technology security program, including its current status, capabilities, objectives and plans, as well as the evolving cybersecurity threat landscape. Additionally, the Board of Directors and Audit Committee consider risks from cybersecurity threats as part of their oversight of the Company’s business strategy, risk management, and financial oversight.

We also have policies and procedures to oversee and identify the risks from cybersecurity threats associated with our use of third-party service providers. We require any third party to comply to with such our policies and procedures, which include, but are not limited to:

1.  When vendors connect into our system, they undergo the same “identity protection” process as Redhill users, including mandatory multi-factor authentication and conditional access.

2.  We require any active third party supplier to work with Single Sign On in our system, using our identity provider, all except the financial SAP system in which we separate from information technology by design.

3.  We inquire about the supplier disaster recovery ability, and in some cases we will provide our own additional backup of the materials. For example, we backup our email mailboxes to external storage servers.

As of the date of this Annual Report, no cybersecurity incident (or aggregation of incidents) or cybersecurity threat has materially affected our results of operations or financial condition. However, an actual or perceived breach of our security could damage our reputation, interfere with our efforts to pursue regulatory approvals for our product candidates, or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition. To the best of our knowledge and ability, we have attempted to preemptively mitigate the financial impact of any cybersecurity incident.  For further information on how a cybersecurity threat might affect us, see also Item 3D. Risk Factors – General Risks – Our business is subject to cybersecurity risks.

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

TNFα - Tumor necrosis factor alpha is a cell-signaling protein (cytokine) involved in systemic inflammation.

REDHILL BIOPHARMA LTD

EXHIBIT INDEX

1.1*	Articles of Association of the Registrant, as amended (unofficial English translation).

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

2.3*	Description of Share Capital.

2.4	Form of Warrant (incorporated by reference to Exhibit 1.3 of the Form 6-K filed with the Securities and Exchange Commission on December 5, 2022).

2.5	Form of Placement Agent Warrant (incorporated by reference to Exhibit 1.5 of the Form 6-K filed with the Securities and Exchange Commission on April 3, 2023).

2.6	Form of Placement Agent Warrant (incorporated by reference to Exhibit 1.3 of the Form 6-K filed with the Securities and Exchange Commission on July 25, 2023).

2.7

Form of Placement Agent Warrant regarding Warrant Reprice and Reload Letter (incorporated by reference to Exhibit 1.6 of the Form 6-K filed with the Securities and Exchange Commission on July 25, 2023).

2.8

Form of Placement Agent Warrant regarding Warrant Reprice and Reload Letter (incorporated by reference to Exhibit 1.6 of the Form 6-K filed with the Securities and Exchange Commission on July 25, 2023).

2.9

Form of Placement Agent Warrant issued to the Placement Agent in the January 2024 Offering (incorporated by reference to Exhibit 1.3 of the Form 6-K filed with the Securities and Exchange Commission on January 26, 2024).

2.10	Form of Warrant issued to purchasers in the January 2024 Offering (incorporated by reference to Exhibit 1.2 of the Form 6-K filed with the Securities and Exchange Commission on January 26, 2024).

2.11	Form of Warrant issued to purchasers in the April 2024 Offering (incorporated by reference to Exhibit 1.2 of the Form 6-K filed with the Securities and Exchange Commission on April 3, 2024).

4.1+

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

4.3+

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

4.5+

Amendment #2 dated June 22, 2017, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2018).

4.6+

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

4.9

Form of Letter of Exemption and Indemnity adopted on June 22, 2022, as amended (unofficial English translation) (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023).

4.10	Amended and Restated Award Plan (2010) (incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023).

4.11	Compensation Policy (incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023).

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

4.21†

Sixth amendment dated February 2, 2023, to the Credit Agreement dated February 23, 2020, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc., HCR Collateral Management, LLC and the lenders from time to time party thereto (incorporated by reference to Exhibit 4.21 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023).

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

4.25†

Asset Purchase Agreement, dated February 2, 2023, by and among RedHill Biopharma Ltd., RedHill Biopharma Inc. and Movantik Acquisition Co. (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023).

4.26†

Clinical Trial Agreement dated January 2, 2024, by and between RedHill Biopharma Ltd. and the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc. (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on February 9, 2024).

4.27

Form of Securities Purchase Agreement dated March 30, 2023, by and among RedHill Biopharma Ltd. and the purchasers signatory thereto (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on April 3, 2023).

4.28

Form of Securities Purchase Agreement dated July 21, 2023, by and among RedHill Biopharma Ltd. and the purchasers signatory thereto (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on July 25, 2023).

4.29

Form of Securities Purchase Agreement dated January 25, 2024, by and among RedHill Biopharma Ltd. and the purchasers signatory thereto (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on January 26, 2024).

4.30	Form of Warrant Reprice and Reload Letter (incorporated by reference to Exhibit 1.4 of the Form 6-K filed with the Securities and Exchange Commission on July 25, 2023).

4.31

Form of Inducement Letter by and between the Company and holders, dated September 28, 2023 (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on September 29, 2023)

4.32

Form of Securities Purchase Agreement dated March 29, 2024, by and among RedHill Biopharma Ltd. and the purchasers signatory thereto (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on April 3, 2024).

8.1	Subsidiary List (incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2018).

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

97.1*	RedHill Biopharma Ltd. Policy for Recovery of Erroneously Awarded Compensation

101

The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Filed herewith.
**	Furnished herewith.
+	Confidential treatment granted with respect to certain portions of this exhibit.
†

Certain identified confidential information in this exhibit has been omitted because such identified confidential information is (i) the type the Company treats as private or confidential and (ii) is not material. A copy of the omitted portions will be furnished to the SEC upon its request.

˄

Certain schedules and/or exhibits to this exhibit have been omitted in accordance with the instructions to Item 19 of Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC or its staff upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDHILL BIOPHARMA LTD

	By:	/s/ Dror Ben-Asher
Name: Dror Ben-Asher
Title: Chief Executive Officer and Chairman of the
Board of Directors

	By:	/s/ Razi Ingber
Name: Razi Ingber
Title: Chief Financial Officer

Date: April 8, 2024

REDHILL BIOPHARMA LTD.

2023 CONSOLIDATED FINANCIAL STATEMENTS

1.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of RedHill Biopharma Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of RedHill Biopharma Ltd. and its subsidiary (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), of changes in equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the Company not designing and maintaining effective controls over the calculation of allowance for deductions from revenues. This matter is also described in the "Critical Audit Matters" section of our report.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit, and management expects that the Company will incur additional losses. Management believes that there is presently insufficient funding available to fund its activities for a period exceeding one year from the date of issuance of the consolidated financial statements. These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel,

P.O Box 7187  Tel-Aviv 6107120  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the "Critical Audit Matters" section of our report.

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

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions

Definition and Limitations of Internal Control over Financial Reporting

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

Recognition and measurement of allowance for certain rebates

As described above and in Note 2 to the consolidated financial statements, the Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients, of which the most significant are Managed Care (commercial rebates), Medicare Part D and Medicaid (and similar state programs). Rebates provided to patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate programs in accordance with the specific terms in the individual agreement, the estimated product in the channel and the projected duration of the Company to sell the units in the channel. The allowance reported as of December 31, 2023, for revenue deductions amounted to $10.7 million, with a significant portion relating to Managed Care, Medicare Part D, and Medicaid.

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

The Company’s ability to continue as a going concern

As described above and in Note 1 to the consolidated financial statements, the Company has an accumulated deficit and its activities have been funded primarily through offerings of the Company’s securities and borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, that will result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year from the date of issuance of the consolidated financial statements. These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards)about the Company’s ability to continue as a going concern.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included, among others, testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least a year from the consolidated financial statements issuance date. This testing included testing the effectiveness of controls over management's liquidity assessment including the review of the inputs and assumptions used in this assessment. We assessed the appropriateness of forecast assumption by comparing prior period forecasts to actual results, comparing forecasted revenue to recent historical financial information, inquiring of management regarding the mitigating actions to reduce costs and manage cash flows and assessing whether the mitigating actions were within the Company's control, testing the underlying data generated to prepare the forecast scenarios and determined whether there was adequate support for the assumptions underlying the forecast, and evaluating management's analysis of the impact of the above assumptions on the forecasted cash flows. We assessed the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

April 8, 2024

We have served as the Company’s auditor since 2010.

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel,

P.O Box 7187  Tel-Aviv 6107120  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year Ended December 31,
	Note	2023	2022	2021

		U.S. dollars in thousands
NET REVENUES	19	6,530	61,800	85,757
COST OF REVENUES	7,10	3,459	33,337	49,406
GROSS PROFIT		3,071	28,463	36,351
RESEARCH AND DEVELOPMENT EXPENSES	20	3,528	7,279	29,498
SELLING AND MARKETING EXPENSES	21	14,756	35,442	55,623
GENERAL AND ADMINISTRATIVE EXPENSES	22	16,219	28,586	32,365
OTHER INCOME	15(6)	44,064	—	—
OPERATING INCOME (LOSS)		12,632	(42,844)	(81,135)
FINANCIAL INCOME		20,889	13,562	51
FINANCIAL EXPENSES		9,605	42,387	16,660
FINANCIAL INCOME (EXPENSES), net	23	11,284	(28,825)	(16,609)
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		23,916	(71,669)	(97,744)
EARNINGS (LOSS) PER ORDINARY SHARE, basic and diluted (U.S. dollars)	25	0.01	(0.12)	(0.21)

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,	December 31,
	Note	2023	2022

		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	5,569	19,968
Bank deposits		—	15
Restricted cash	14	790	16,000
Trade receivables		2,591	34,521
Prepaid expenses and other receivables	6	2,801	4,387
Inventory	7	4,389	11,009
		16,140	85,900
NON-CURRENT ASSETS:
Restricted cash		147	150
Fixed assets	8	193	502
Right-of-use assets	9	989	6,692
Intangible assets	10	5,578	65,626
		6,907	72,970
TOTAL ASSETS		23,047	158,870

CURRENT LIABILITIES:
Account payable		3,278	4,230
Lease liabilities	9	718	1,032
Allowance for deductions from revenue	13	10,654	47,870
Accrued expenses and other current liabilities	12	4,592	17,949
Borrowing	14	—	115,216
Payable in respect of intangible assets purchase	15(5)(6)	—	11,157
		19,242	197,454

NON-CURRENT LIABILITIES:
Lease liabilities	9	455	6,443
Derivative financial instruments	4,17	741	2,623
Royalty obligation	15(3)	540	750
		1,736	9,816
TOTAL LIABILITIES		20,978	207,270

EQUITY (CAPITAL DEFICIENCY):	17
Ordinary shares		21,441	2,835
Additional paid-in capital		388,363	382,625
Accumulated deficit		(407,735)	(433,860)
TOTAL EQUITY (CAPITAL DEFICIENCY)		2,069	(48,400)
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)		23,047	158,870

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity
				(capital deficiency)
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2021	1,054	293,144	(280,334)	13,864
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Share-based compensation to employees and service providers	—	—	10,212	10,212
Issuance of ordinary shares, net of issuance costs	424	78,113	—	78,537
Exercise of options into ordinary shares	17	3,989	—	4,006
Comprehensive loss	—	—	(97,744)	(97,744)

BALANCE AT DECEMBER 31, 2021	1,495	375,246	(367,866)	8,875

BALANCE AT JANUARY 1, 2022	1,495	375,246	(367,866)	8,875
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:
Share-based compensation to employees and service providers	—	—	5,675	5,675
Issuance of ordinary shares, net of issuance costs	1,326	7,393	—	8,719
Issuance of ordinary shares for vested RSUs	14	(14)	—	—
Comprehensive loss	—	—	(71,669)	(71,669)
BALANCE AT DECEMBER 31, 2022	2,835	382,625	(433,860)	(48,400)

BALANCE AT JANUARY 1, 2023	2,835	382,625	(433,860)	(48,400)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2023:
Share-based compensation to employees and service providers	—	—	2,209	2,209
Issuance of ordinary shares (including resulting from warrants exercise), net of issuance costs	18,556	5,788	—	24,344
Issuance of ordinary shares for vested RSUs	50	(50)	—	—
Comprehensive income	—	—	23,916	23,916
BALANCE AT DECEMBER 31, 2023	21,441	388,363	(407,735)	2,069

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2023	2022	2021

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive income (loss)	23,916	(71,669)	(97,744)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	1,647	5,675	10,212
Depreciation	1,445	2,136	1,914
Amortization of intangible assets	545	6,018	16,235
Gains from the transfer of rights in Movantik® and extinguishment of debt obligations, (see below)	(56,082)	—	—
Gains from early termination of leases and impairment of fixed assets, net	(543)	—	—
Non-cash expenses related to borrowing and payable in respect of intangible assets purchase	—	33,151	5,366
Fair value (gains) losses on derivative financial instruments and changes in royalty obligation	5,359	(13,422)	5
Loss from modification of warrants terms as part of a new issuance, see notes 17(b) and 17(d)	1,459	—	—
Issuance costs in respect of warrants	2,034	958	—
Exchange differences and revaluation of bank deposits	19	(40)	118
	(44,117)	34,476	33,850
Changes in assets and liability items:
Decrease (increase) in trade receivables	31,930	(2,845)	(3,021)
Decrease in prepaid expenses and other receivables	1,586	274	860
Decrease (increase) in inventories	2,387	3,801	(8,285)
Increase (decrease) in accounts payable	(952)	(7,434)	111
Decrease in accrued expenses and other liabilities	(13,354)	(2,947)	(3,186)
Increase (decrease) in allowance for deductions from revenue	(37,216)	17,159	12,368
	(15,619)	8,008	(1,153)
Net cash used in operating activities	(35,820)	(29,185)	(65,047)
INVESTING ACTIVITIES:
Purchase of fixed assets	(11)	(198)	(115)
Change in investment in current bank deposits	15	8,500	(8,500)
Proceeds from sale of financial assets at fair value through profit or loss	—	—	475
Net cash provided by (used in) investing activities	4	8,302	(8,140)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	13,959	23,806	78,536
Exercise of options into ordinary shares	—	—	4,006
Repayment of payable in respect of intangible asset purchase	(6,555)	(10,878)	(7,397)
Decrease in restricted cash	15,210	—	—
Payment of principal with respect to lease liabilities	(1,175)	(1,475)	(1,683)
Net cash provided by financing activities	21,439	11,453	73,462
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,377)	(9,430)	275
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(22)	(76)	(96)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,968	29,474	29,295
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	5,569	19,968	29,474
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	138	84	47
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	367	8,182	11,280
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	270	5,590	303
Decrease in lease liability (with corresponding decrease in right of use asset in amount of $4,697 in 2023 and $534 in 2022) resulting from early termination of lease.	5,413	587	—

Transfer of rights in Movantik® and extinguishment of debt obligations:
Decrease in Intangible asset	(59,503)
Decrease in Inventories	(4,233)
Decrease in Payable in respect of Intangible asset	4,602
Decrease in Borrowing	115,216
Gains from the transfer of the rights in Movantik® and extinguishment of debt obligations	56,082

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

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, after which the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012, were listed on the Nasdaq Global Market (“Nasdaq”) from July 20, 2018, and have been again listed on the Nasdaq Capital Market since November 15, 2023. On March 23, 2023, the Company implemented a ratio change of the Company's ADSs to its non-traded ordinary shares from ratio of 1 ADS representing 10 ordinary shares to a new ratio of 1 ADS representing 400 ordinary shares.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these financial statements, the Company commercializes in the U.S. mainly Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company. Until February 1, 2023, the Company commercialized Movantik® in the U.S, for the treatment of opioid-induced constipation. See also note 15 (6) regarding the transfer of the Company’s rights in Movantik® to HCR Collateral Management, LLC (“HCRM”) in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM. The Company also continues to advance the development part of its late-stage therapeutic candidates.
3) Through December 31, 2023, the Company has an accumulated deficit and negative working capital, and its activities have been funded primarily through public and private offerings of the Company’s securities and senior secured borrowing (now fully extinguished, see note 15(6)). There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through other non-dilutive financing. Furthermore, the Company is actively pursuing and in discussions with multiple parties regarding strategic business development transactions, including potential divestment of certain of the Company’s assets and/or its commercial operations, which the Company expects would provide it with additional capital although there is no guarantee that the Company will complete such a transaction on favorable terms. The Company’s current cash resources are not sufficient to complete the research and development of any or all of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year from the date of this filing. These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (cont.):

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

4)    In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. During the year ended December 31, 2023, the impact of this war on the Company results and financial condition was immaterial, but such impact may increase.

b. Approval of the financial statements:

The date of the approval of these financial statements by the Board of Directors (the "BoD") is April 8, 2024.

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES:

a.    Basis for presentation of the financial statements

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The material accounting policies described below have been applied consistently in relation to all the periods presented, unless otherwise stated.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are material to the financial statements, are disclosed in note 3. Actual results could differ significantly from those estimates and assumptions.

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

2)   Transactions and balances

Foreign currency transactions in currencies different from the Functional Currency (hereafter foreign currency, mostly New Israeli Shekel (“NIS”) and Euro are translated into the Functional Currency using the exchange rates at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation of period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recorded in the Consolidated Statements of Comprehensive Income (Loss) under financial income or financial expenses.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.):

c.    Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional. They are subsequently measured at amortized cost, less allowance for expected credit losses. The Company measures the loss allowance for expected credit losses on trade receivables based on lifetime expected credit losses.

d.     Inventory

The Company’s inventory is stated at the lower of cost or net realizable value. Cost of inventory is determined using the first-in, first-out method.

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

e. Fixed assets

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

f.    Intangible assets

1)    Licenses

The Company’s intangible assets represent in-licenses of development-phase compounds acquired by the Company, where the Company continues or has the option to continue to do the development work (“R&D assets”), as well as commercialization rights for approved products ("Commercialization assets") which were fully derecognized in 2023 as part of the sale of the rights to Movantik® asset (See also note 15(6)).

R&D assets that are available for use are stated at cost and amortized on a straight-line basis over their useful life from the time they are available for use. R&D assets that are not available for use are not amortized and are tested for impairment at least annually.

Amounts due for future payments based on contractual agreements are accrued upon reaching the relevant milestones.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.):

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

g.     Financial liabilities

Non-derivative financial liabilities are initially recognized at their fair value minus transaction costs and are subsequently measured at amortized cost. In case there is a difference between the fair value at initial recognition and the transaction price (“day 1 loss”), the financial liabilities are adjusted to reflect the day 1 loss and changes are recorded to profit or loss while unrecognized day 1 loss is amortized over the contractual life of the instrument. Any amounts not recognized in profit or loss before the date of exercise or maturity will be recognized in profit or loss on that date.

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

Financial liabilities are included in current liabilities, except for those with maturities greater than 12 months after the Statements of Financial Position date (for which they are classified as noncurrent liabilities).

Financial liabilities are derecognized when, and only when, they are extinguished. The difference between the carrying amount of the financial liability extinguished and the consideration paid, including any non-cash assets transferred, is recognized in profit or loss. As for the accounting for the extinguishment of the financial liability to HCR, see note 15(6).

h.   Share-based payments.

The Company operates several equity-settled, share-based compensation plans to employees and service providers. As part of the plans, the Company grants employees and service providers, from time to time and at its discretion, options to purchase Company shares. For employees, the total amount recognized as an expense over the vesting period of the options is determined by reference to the fair value of the options at the grant date. For service providers, the Company measures the awards based on the fair value of the asset or service received. The amounts are recorded against the accumulated deficit within equity.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.):

Vesting conditions (other than market conditions) are included in the assumptions about the number of options that are expected to vest.

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to accumulated deficit.

When exercising options, the Company issues new shares. The proceeds, less directly attributable transaction costs, are recognized as share capital (par value) and additional paid-in capital.

i.    Revenue from contracts with customers

The Company generated revenue in the years presented in these financial statements mainly from product sales, including in-licensed products.

1)	Revenue from the sale of products

The Company sells products mainly to wholesale distributors. Revenue is recognized at a point in time when control over the product is transferred to the customer (upon delivery), at the net selling price, which reflects reserves for variable consideration, including discounts and allowances.

The Company estimates variable consideration and includes it in the transaction price using the most likely outcome method, and only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.):

2)	Practical expedients and exemptions

The Company expenses sales commissions when incurred since the amortization period of the asset that the Company otherwise would have recognized would have been for less than one year. These costs are recorded as selling and marketing expenses.

3)    Revenues from licensing

Licenses of intellectual property (“IP”) rights are distinct from other promises in a contract with a customer (such as manufacturing and supply services) if the customer can benefit from the IP either on its own or together with other resources that are readily available to the customer and if the Company’s promise to license the IP is separately identifiable from other promises in the contract.

If the promise to grant the license is distinct, the Company determines whether the nature of the promise in granting the license is to provide the customer with either a right to access the Company’s IP as it exists throughout the license period or a right to use the Company’s IP as it exists at the point in time at which the license is granted. Accordingly, revenue from a license providing a right of use to the Company’s IP is recognized at the point in time when control of the distinct license is transferred to the customer.

Sales -based royalties that are allocated to license of IP are recognized only when (or as) the later of the following occurs: (a) the subsequent sale occurs; and (b) the performance obligation to which some or all the sales-based royalty has been allocated has been satisfied (or partially satisfied).

Revenue from achieving additional milestones is recognized only when it is highly probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone, in accordance with the relevant agreement.

j.    Earnings (Loss) per share

The computation of basic earnings (loss) per share is based on the Company’s earnings (loss) divided by the weighted average number of ordinary shares and pre-funded warrants outstanding during the period.

In calculating the diluted earnings (loss) per share, using the treasury stock method, the Company adds the weighted average of the number of shares to be issued to the average number of shares outstanding including pre-funded warrants used to calculate the basic earnings (loss) per share, assuming all shares that have a potentially dilutive effect have been exercised into shares.

k.    Deferred taxes

Since the Company is unable to assess whether it will have taxable income in the foreseeable future, no deferred tax assets were recorded in these financial statements.

l.    Leases

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.):

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed lease payments and variable lease payments that are based on an index or a rate.

The lease payments are discounted using the lessee’s incremental borrowing rate, as the interest rate implicit in the lease is not readily determined.

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

Contracts may contain both lease and non-lease components. For leases of properties, the Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of vehicles, the Company has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

m.    Recently issued accounting pronouncements:

Applicable for Reporting Periods Beginning on or After January 1, 2023:

1)	Amendment to IAS 1, Presentation of Financial Statements: disclosure of accounting policies

According to the amendment companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements. The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed. The amendment, applicable for reporting periods beginning on or after January 1, 2023, was first applied by the Company in these annual financial statements.

Should be Applied Retrospectively for Annual Periods Beginning on or After January 1, 2024:

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.):

2)	The narrow-scope amendments to IAS 1, “Presentation of Financial Statements,” clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. They must be applied retrospectively in accordance with the normal requirements in IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors.” The amendment should be applied retrospectively for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The adoption of the amendment is expected to have an impact on the Company’s financial statements as, effective January 1, 2024, the Company’s warrant liabilities will be classified in current liabilities.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of financial statements requires management to make estimates which, by definition, will seldom equal the actual results and will affect the reported amounts in the Company’s consolidated financial statements and the accompanying notes. Some of the policies described in note 2 of the Company’s consolidated financial statements involve a high degree of judgment or complexity. The Company believes that the most critical accounting policies and significant areas of judgment and estimation are in:

•Recognition and measurement of allowance for rebates and patient discount programs.

•Impairment reviews of intangible research and development assets.

Recognition and measurement of allowance for rebates and patient discount programs

The Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients. These rebates and discounts, provided to wholesalers and patients, are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. Rebate allowances are calculated based on historical and estimated utilization at revenue recognition.  The main estimates used in recognizing and measuring these allowances relate to the amount of products sold to customers not yet prescribed to patients (units “in the channel”) and the projected duration of selling these units. The Company periodically evaluates its estimates against actual results and, if necessary, updates the estimates accordingly. See also note 13.

Impairment reviews of intangible R&D assets

The Company reviews annually or when events or changes in circumstances indicate the carrying value of the R&D assets may not be recoverable.

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using the estimated Company’s post-tax weighted average cost of capital (“WACC”) which is 17.8%.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.):

The main estimates used in calculating the recoverable amount include: outcome of the therapeutic candidates R&D activities; probability of success in gaining regulatory approval, size of the potential market and the Company’s asset’s specific share in it and amount and timing of projected future cash flows.

In the years presented in these financial statements, there were no impairments recorded for intangible R&D assets.

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Financial risk management:

1)    Financial risk factors

The Company’s faces various financial risks: market risks (including foreign exchange and interest risks), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s results of operations and financial position.

Risk management is performed by the Chief Financial Officer of the Company who identifies and evaluates financial risks in close cooperation with the Company’s Chief Executive Officer.

The Company’s finance department is responsible for carrying out financial risk management activities in accordance with policies approved by its BoD. The BoD provides general guidelines for overall financial risk management, as well as policies dealing with specific areas, such as exchange rate risk, interest rate risk, credit risk, use of financial instruments, and investment of excess cash. In order to minimize market risk and credit risk, the Company invests the majority of its cash balances in low-risk investments, such as highly rated bank deposits with terms of up to one-year term with exit points.

(a)   Market risks

(i) The Company may face foreign exchange risk due to payments and investments in currencies other than the U.S. dollar, its functional currency. The Company manages the foreign exchange risk by aligning its liquidity currencies with the currencies of expected expenses, based on projected cash flows. A 5% appreciation of the U.S. dollar against the NIS, assuming all other variables remained constant, would have resulted in a negligible change in expenses across all the reported years, indicating immaterial foreign exchange risks.

(ii) The Company’s main interest rate risk during the periods in these Financial Statements arose from long-term borrowing with interest on the outstanding loan computed as the 3-month USD LIBOR rate (hereinafter – the “LIBOR”), subject to a 1.75% floor rate, plus 8.2% fixed rate, which was decreased to 6.7%, starting April 1, 2021.

The Company regularly monitored the LIBOR and its forward curve, however, due to the extinguishment of the Credit Agreement with HCRM, no longer faces material risks of interest rate fluctuation. (See also note 15(6) regarding the transfer of the Company’s rights in Movantik® to HCRM in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.):

(b)  Credit risk

Credit risk arises mainly from cash and cash equivalents, bank deposits, restricted cash, and trade receivables. The Company estimates that since the liquid instruments are mainly invested with highly rated institutions, the credit and interest risks associated with these balances are low.

Credit risk from trade receivables involves the potential non-payment by customers. The Company manages this risk by setting credit limits, performing controls and monitoring qualitative and quantitative indicators of trade receivable balances such as the period of credit taken and overdue payments. Customer credit risk also arises due to revenue concentration among major customers. The Company primarily sells to three major U.S. wholesalers with virtually no historical losses. Considering this and forward-looking customer analyses, no loss allowance for trade receivables was recorded as of December 31, 2023, and December 31, 2022. See also note 24(b).

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

As of December 31, 2023, the Company has generated revenues from commercialization activities. However, as further described in note 1, no sufficient revenue was generated to compensate for operating expenses, leading to liquidity risks and raising significant doubt about its ability to continue as a going concern.

The tables below break down the Company’s financial liabilities into relevant maturity groupings based on their contractual and estimated maturities. The amounts disclosed in the tables are the contractual and estimated undiscounted cash flows.

Contractual maturities of financial liabilities As of December 31, 2023	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Account payable	3,278	—	—	3,278	3,278
Lease liabilities	766	475	—	1,241	1,173
Accrued expenses and other current liabilities	4,592	—	—	4,592	4,592
Royalty obligation	—	282	1,553	1,835	540
Total	8,636	757	1,553	10,946	9,583
Contractual maturities of financial liabilities As of December 31, 2022	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Accounts payable	4,230			4,230	4,230
Lease liabilities	1,723	4,079	5,723	11,525	7,475
Accrued expenses and other current liabilities	17,949	—	—	17,949	17,949
Borrowing	115,216	—	—	115,216	115,216
Payable in respect of intangible assets purchase	11,650	—	—	11,650	11,157
Royalty obligation	—	197	1,449	1,646	750
Total	150,768	4,276	7,172	162,216	156,777

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.):

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

The following table presents the change in derivative liabilities measured at level 3 for the year ended December 31, 2023, and December 31, 2022:

	Derivative financial instruments
	Year Ended December 31,
	2022	2021

	U.S. dollars in thousands
Balance at beginning of the period	2,623	—
Initial recognition of financial liability	10,932	16,375
Initial recognition of unrecognized day 1 loss	—	(330)
Exercise of financial liability	(18,383)
Fair value adjustments recognized in profit or loss	5,569	(13,422)
Balance at end of the period	741	2,623

See also notes 17(b) - 17 (f) and 17(i)-17(j)

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31,
	2023	2022
	U.S. dollars in thousands
Cash in bank	5,569	13,323
Short-term bank deposits	—	6,645
	5,569	19,968

The carrying amounts of the cash and cash equivalents approximate their fair values.

NOTE 6 - PREPAID EXPENSES AND OTHER RECEIVABLES:

	December 31,
	2023	2022
	U.S. dollars in thousands
Advance to suppliers	1,310	1,033
Government institutions	694	831
Prepaid expenses and others	797	2,523
	2,801	4,387

The fair value of other receivables which constitute of financial assets approximate their carrying amount.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - INVENTORY:

	December 31,
	2023	2022
	U.S. dollars in thousands
Raw materials	828	1,797
Work in progress	233	2,385
Finished goods	3,328	6,827
	4,389	11,009

During the years ended December 31, 2023, 2022, and 2021, the Company recognized amounts of $4.4 million, $9.7 million, and $7.7 million respectively, in inventory cost as part of cost of revenues.

The amounts recognized include write-downs of inventories to net realizable value amounted to $1.3 million in 2023, $2.4 million in 2022, and $0.3 million in 2021. These were recognized as an expense, included in cost of revenues in the Consolidated Statements of Comprehensive Income (Loss).

NOTE 8 - FIXED ASSETS:

The composition of assets and accumulated depreciation are grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2023	2022	2023	2022	2023	2022
	U.S. dollars in thousands
Office furniture and equipment (including computers)	1,059	1,199	956	933	103	266
Leasehold improvements	379	379	289	143	90	236
	1,438	1,578	1,245	1,076	193	502

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - LEASES:

Amounts recognized in the consolidated statements of financial position:

	December 31,
	2023	2022

	U.S dollars in thousands
Right-of-use assets:
Properties	773	5,630
Vehicles	216	1,062
	989	6,692
Lease liabilities:
Current	718	1,032
Non-current	455	6,443
	1,173	7,475

Additions to the right-of-use assets and lease liabilities during the years ended 2023 and 2022 were $0.3 million and $5.6 million respectively. Decrease in lease liability during the year ended December 31, 2023, and 2022 were $5.4 million and $0.6 million respectively (with corresponding decrease in right of use asset in an amount of $4.7 million and $0.5 million respectively) resulting from early termination of lease.

In June 2023, the company terminated an operating lease agreement in the U.S that was signed in March 2022 resulting in the recognition of $0.7 million as a gain in the Company’s consolidated statement of comprehensive income (loss). The early termination, which took place as part of cost reduction measures, occurred due to a decrease in the number of employees, significantly reducing the Company's need for the office lease.

Amounts recognized in the consolidated statements of comprehensive loss:

	Year Ended December 31,
	2023	2022
Depreciation charge of right-of-use assets
Properties	798	924
Vehicles	478	945
	1,276	1,869
Interest expense	367	430
Foreign exchange differences	3	(140)

Expenses relating to short-term leases and leases of low-value assets are immaterial.

The total cash outflow for leases in 2023 and 2022 was $1.5 million and $2 million respectively.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INTANGIBLE ASSETS:

a.    The Company’s intangible assets represent in-licenses of R&D assets. The changes in those assets are as follows:

	Year Ended December 31,
	2023	2022
	U.S. dollars in thousands

R&D assets:
Cost:
Balance at beginning of year	5,757	5,757
Balance at end of year	5,757	5,757
Accumulated amortization:
Balance at beginning of year	(148)	(116)
Amortization charges	(31)	(32)
Balance at end of year	(179)	(148)
	5,578	5,609
Commercialization assets:
Cost:
Balance at beginning of year	89,373	89,373
Disposal during the year	(77,585)	—
Balance at end of year	11,788	89,373
Accumulated impairments and amortization:
Balance at beginning of year	(29,356)	(23,370)
Amortization and impairment charges	(514)	(5,986)
Disposal during the year	18,082	—
Balance at end of year	(11,788)	(29,356)
	—	60,017
	5,578	65,626

The Company estimated the useful life of the assets related to Talicia® at approximately 15 years from marketing approval date November 2019. The amortization expenses are recognized under Cost of Revenues in the Consolidated Statements of Comprehensive Income (Loss).

See also note 15 (6) regarding the transfer of the Company’s rights in Movantik® to HCRM in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM.

NOTE 11 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

The Company’s pension liability and the Company’s liability for payment of severance pay for employees in Israel for whom the liability is within the scope of Section 14 of the Severance Pay Law, is covered by ongoing deposits with defined contribution plans. The amounts deposited are not included in the Statements of Financial Position.

The amounts charged as an expense with respect to defined contribution plans in 2023, 2022, and 2021 were $206,000, $261,000, and $285,000, respectively.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12- ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

	December 31,
	2023	2022
	U.S. dollars in thousands
Accrued expenses	3,765	16,168
Employees and related liabilities	727	1,667
Government institutions	100	114
	4,592	17,949

NOTE 13 - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenue:

	Rebates and patient discount programs	Product returns		Total
	U.S. dollars in thousands
As of January 1, 2023	46,636	1,234		47,870
Increases	21,225	859		22,084
Decreases (utilized)	(60,498)	(2,969)		(63,467)
Adjustments	724	3,443		4,167
As of December 31, 2023	8,087	2,567		10,654
	(1)	(0)	—	0
	Rebates and patient discount programs	Product returns		Total
	U.S. dollars in thousands
As of January 1, 2022	29,742	969		30,711
Increases	123,878	2,547		126,425
Decreases (utilized)	(108,531)	(2,192)		(110,723)
Adjustments	1,547	(90)		1,457
As of December 31, 2022	46,636	1,234		47,870
	Rebates and patient discount programs	Product returns		Total
	U.S. dollars in thousands
As of January 1, 2021	16,380	1,963		18,343
Increases	94,640	851		95,491
Decreases (utilized)	(80,633)	(2,179)		(82,812)
Adjustments	(645)	334		(311)
As of December 31, 2021	29,742	969		30,711

NOTE 14 – BORROWING:

a.   Credit agreement with HCRM

On February 23, 2020 (“Closing Date”), RedHill Inc. entered into a credit agreement and certain security documents (the “Credit Agreement”) with HCRM.

The Credit Agreement contained certain customary affirmative and negative covenants, including a financial covenant requiring RedHill Inc. to maintain a minimum level of cash, as well as a covenant requiring it to maintain minimum net sales. In 2022, the Company did not maintain certain covenants in the Credit Agreement. Subsequently, on February 2, 2023, RedHill Inc. reached a definitive agreement with HCRM resulting in the extinguishment of all of RedHill Inc. debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of its rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. See also note 15(6).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – BORROWING (cont.):

As described above, the Credit Agreement contained a financial covenant requiring the Company to maintain a level of cash liquidity, on any business day from the Closing Date to the maturity date, in accounts that are subject to HCRM’s control. Therefore, the amounts of minimum cash and cash equivalents are excluded from cash and cash equivalents in the Statements of Financial Position and the Statements of Cash Flows. Instead, these amounts are presented as restricted cash in the Statements of Financial Position and the movements in this restricted cash are presented as financing activities in the Statements of Cash Flows. see also note 15 (6).

b. Reconciliation of liabilities arising from financing activities:

	U.S. dollars in thousands
				Non-cash changes
	January 1, 2023	Proceeds from borrowings	Principal and interest payments (includes credits)	Addition during the year	Decreases during the year	Interest expense	Foreign exchange movement	December 31, 2023
Borrowing	115,216	—	—	—	(115,216)	—	—	—
Payable in respect of intangible assets purchase	11,157	—	(6,555)	—	(4,602)	—	—	—
Lease liabilities	7,475	—	(1,529)	270	(5,413)	367	3	1,173

				Non-cash changes
	January 1, 2022	Proceeds from borrowings	Principal and interest payments	Addition during the year	Decreases during the year	Interest expense	Foreign exchange movement	December 31, 2022
Borrowing	83,620		(7,507)	—	—	39,103	—	115,216
Payable in respect of intangible assets purchase	20,480		(11,123)	—	—	1,800	—	11,157
Lease liabilities	4,192		(2,010)	5,003		430	(140)	7,475

				Non-cash changes
	January 1, 2021	Proceeds from borrowings	Principal and interest payments	Addition during the year	Decreases during the year	Interest expense	Foreign exchange movement	December 31, 2021
Borrowing	81,386	—	(9,701)	—	—	11,935	—	83,620
Payable in respect of intangible assets purchase	24,746	—	(8,500)	—	—	4,234	—	20,480
Lease liabilities	5,517	—	(2,107)	385	—	355	42	4,192

NOTE 15 - COMMITMENTS:

Agreements to purchase intellectual property and commercial products:

1)   On August 11, 2010, the Company acquired intellectual property for three gastrointestinal therapeutic candidates through an asset purchase agreement with a publicly-traded Australian company. Pursuant to the asset purchase agreement, as amended, the Company paid the Australian company an initial amount of $500,000 and undertook to pay future payments in the range of 7% - 20% from the Company’s revenues that may be generated from the sale and sublicense of the therapeutic candidates, less certain deductible amounts, as detailed in the agreement. Such potential payments are due until termination or expiration of the last of the patents transferred to the Company pursuant to the agreement (each on a product-by-product basis).

Through December 31, 2023, the Company has paid the Australian company in total $1.5 million.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS (cont.):

2)   On June 30, 2014, the Company entered into an agreement with a German company that granted the Company the exclusive worldwide (excluding China, Hong Kong, Taiwan, and Macao) development and commercialization rights to all indications to a therapeutic candidate. Under the terms of the agreement, the Company paid the German company an upfront payment of $1 million and agreed to pay the German company potential tiered royalties, less certain deductible amounts, as detailed in the agreement, ranging from mid-teens and up to 30%. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2023, the Company has paid the German company only the initial amount mentioned above.

3)   On March 30, 2015, the Company entered into an agreement with a U.S.-based private company that granted the Company the exclusive worldwide development and commercialization rights for all indications to a therapeutic candidate, and additional intellectual property rights, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, the Company undertook to pay the U.S. company an initial amount of $1.5 million and an additional amount of $2 million to be paid on a specific date. In addition, the Company undertook to pay up to $2 million in potential development milestone payments, and potential tiered royalties on revenues, less certain deductible amounts starting in the low double-digits, as detailed in the agreement. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2023, the Company paid the U.S. company a total of $3 million.

Following an amendment to the agreement from February 2018, during December 2018, the Company elected to convert the remaining $0.5 million into increased future potential royalty payments. The liability is adjusted based on the company's expectations for future royalty payments.  As of December 31, 2023, and December 31, 2022, the Company recognized $0.54 million and $0.75 million, respectively, as a non-current liability for the potential royalty payments.

4)   Movantik® acquisition:

Effective April 1, 2020 (the (“Effective Date”), RedHill Inc. entered into an exclusive license agreement (the “License Agreement”) with AstraZeneca, granting RedHill Inc. exclusive, worldwide (excluding Europe, Canada) commercialization and development rights to Movantik® (naloxegol).

An initial payment of $52.5 million was made to AstraZeneca on the Effective Date. Following an amendment on March 11, 2021, an additional $16 million was scheduled for gradual payments starting in March 2021 and ending in December 2022. As of December 31, 2022, the Company had an unsettled balance with respect to this payment which was settled early in 2023.

RedHill Inc. also assumed responsibility for a 20% sales-based royalty, as well as sales-based potential milestone payments to Nektar Therapeutics, Movantik®’s originator.

In addition, AstraZeneca transferred on the Effective Date to RedHill Inc. a co-commercialization agreement with Daiichi Sankyo, Inc. (“DSI”) for Movantik® in the U.S, See also note 15 (5)

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS (cont.):

The total acquisition consideration, including upfront payment, discounted present value of the deferred payment amounted to approximately $65 million. The intangible asset was amortized on a straight-line basis over its useful life, which was re-estimated at approximately 12.5 years from the Effective Date.

The sales-based royalties were expensed as incurred and recognized under Cost of Revenues.

See also note 15 (6) regarding the transfer of the Company’s rights in Movantik® to HCRM in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM.

5)     As described in note 15(4) above, as part of the Movantik® acquisition, RedHill Inc. assumed an existing co-commercialization agreement with DSI. Effective July 1, 2020, this agreement was replaced with a new agreement, under which RedHill Inc. took on all responsibilities and costs for commercializing Movantik® in the U.S, while decreasing to a mid-teen royalty rate on net sales of Movantik® in the U.S and committing to payments totaling $15.1 million, of which $10.1 million paid during 2022, and the remaining of $5 million were assumed by HCRM under the agreement described in notes 14 and 15(4). Additionally, in July 2020, as part of the new agreement, DSI received 7,085 ADSs of the Company.

The Company recognized an intangible asset in the amount of approximately $12.5 million, included approximately $10.5 million for the present value of the above-mentioned payments and approximately $2 million for the ADSs issued to DSI.

For more information on the transfer of the rights in Movantik® see also note 15(6) below.

6) Movantik Transaction:

On February 2, 2023, the Company and RedHill Inc. reached an agreement with HCRM resulting in the extinguishment of all of RedHill Inc. debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of its rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. HCRM assumed substantially all post-closing liabilities, and RedHill Inc. retained substantially all pre-closing liabilities relating to Movantik®. As part of the parties' arrangement, and to ensure continuous patient care, RedHill Inc. also provided nine months of paid transition services. HCRM retains security interests in certain of the Company’s assets until substantially all pre-closing liabilities of Movantik® have been paid or other specific conditions are met. Following the agreement, the $16 million held as restricted cash under the Credit Agreement was deposited into an escrow account to pay pre-closing liabilities of Movantik®. As Of December 31, 2023, the amount held in the escrow account was $0.8 million.

Accounting treatment:

Prior to the sale of Movantik®, the Company presented the rights to Movantik® as an intangible asset in its consolidated statement of financial position (classified under the non-current assets). In addition, due to the condition described in note 14(a), at the sale date, the carrying amount of the borrowing from HCRM reflected all amounts owing or payable under the Credit Agreement as being immediately due (classified under the current liabilities).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS (cont.):

The gains from transferring Movantik® rights and extinguishment of debt obligations include: (1) the gain from the sale of Movantik®, reflecting the difference between the carrying value and fair value of the assets transferred, presented as other income in the amount of $35.5 million and (2) the gain from the debt extinguishment, reflecting the difference between the carrying amount (the amortized cost) of the financial liability to HCRM and the fair value of the assets transferred, presented as financial income in the amount of $20.6 million.

To determine the fair value of the rights to Movantik®, the Company based its estimate on the terms outlined in a non-binding term sheet with a third party which ultimately did not materialize, which included a cash payment of $95 million for the rights to Movantik®.

The fair value of nonmonetary assets relating to Movantik® transferred to settle debt obligations was used to measure debt extinguishment gain. The service fees relating to the transition services are presented in the Company’s consolidated statement of comprehensive income (loss) as other income.

7)	In October 2021, the Company entered into an exclusive license agreement (the “License Agreement”) with Gaelan Medical Trade LLC ("Gaelan") for Talicia® in the United Arab Emirates

(UAE). Under the terms of the License Agreement, the Company received in April 2022 an upfront payment of $2 million. In addition, the Company is eligible for additional milestone payments as well as tiered royalties up to mid-teens on net sales of Talicia® in the UAE. Gaelan received the exclusive rights to commercialize Talicia® in the UAE and a first refusal right for the Gulf Cooperation Council region for a pre-determined period. Gaelan is responsible for obtaining and maintaining regulatory approvals, as well as to conduct any and all required clinical and other studies. In March 2022, the Company and Gaelan signed an amendment to the License Agreement, according to which Gaelan may sublicense or assign any of its rights or obligations under the License Agreement.

In connection with the License Agreement, the Company and Gaelan entered into a supply agreement, according to which, the Company will exclusively manufacture (by a third party CMO) and supply Talicia® to Gaelan during the term of the agreement.

The Company accounted for the license of the Talicia® IP rights and manufacturing and supply services as distinct performance obligations, mainly due to the manufacturing not being specialized or unique and can be manufactured by others (i.e. – the good or service is capable of being distinct), as well as due to that the License Agreement and the manufacturing and supply services do not significantly affect each other (i.e. – the promise is distinct within the context of the contract). During 2022, the Company provided Gaelan substantially all the documentation which represents the right to use the Licensed IP, as well as the paperwork relating to the IP itself and its regulatory documents. Accordingly, and since the manufacturing services are priced at their standalone selling price, the Company recognized the $2 million upfront consideration as revenues in the Consolidated Statements of Comprehensive Income (Loss) for the year ended 2022.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS (cont.):

8)   In March 2022, the Company entered into an exclusive license agreement with Kukbo Co. Ltd ("Kukbo") for oral opaganib for the treatment of COVID-19 in South Korea, following Kukbo's investment in the company. Under the terms of the license agreement, the Company would receive an upfront payment of $1.5 million and be eligible for up to $5.6 million in milestone payments and low double-digit royalties on net sales of oral opaganib in South Korea. Kukbo will receive the exclusive rights to commercialize opaganib in South Korea for COVID-19.

However, on September 2, 2022, the Company filed a lawsuit against Kukbo and is in the process of seeking a default judgment against Kukbo in a United States court, as a result of Kukbo’s default in delivering to the Company $5 million under a Subscription Agreement, dated October 25, 2021, in exchange for ADSs, and a further payment of $1.5 million due under the license agreement as described above. On November 24, 2022, Kukbo responded in a letter to the lawsuit, stating that it intends to defend itself and bring a counterclaim against the Company. The parties continue to proceed with discovery and depositions, and the Company plans to continue to decisively pursue a favorable judgment.

On November 20, 2023, the Company entered into a Contingency Fee Agreement with the company’s legal firm, Haynes and Boone, LLP (“H&B”) under which the majority of legal costs related to the Kukbo litigation will be assumed by H&B, in return to a contingent fee of any final judgment in the Company’s favor.

As of December 31, 2023, the Company had not recognized revenues from the license agreement as the criteria to do so were not fully met.

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

NOTE 16 - INCOME TAX (cont.):

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

c.   Carryforward losses:

As of December 31, 2023, the Company had net operating loss (“NOLs”) carried forward of approximately $340 million. Under Israeli tax laws, carryforward tax losses have no expiration date.

As of December 31, 2023, the U.S. subsidiary had a net operating loss carryforward of approximately $55 million, of which approximately $4 million expires in 2038, and approximately $51 million does not expire, but is limited to offset 80% of the net income in the year it is utilized.

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

d.   Deductible temporary differences:

The amount of cumulative deductible temporary differences, other than carryforward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the Statements of Financial Position as of December 31, 2023, and 2022, were $6 million and $14 million, respectively. These temporary differences have no expiration dates.

e.   Tax assessments:

The Company has not been assessed for tax purposes since its incorporation. The Company’s tax assessments for 2017 are therefore considered final.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - SHARE CAPITAL:

a.  Composition:

Company share capital is composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31,
	2023	2022
	In thousands
Authorized ordinary shares	19,994,000	1,594,000
Authorized preferred shares (reserved)	6,000	6,000
Issued and paid ordinary shares	7,869,853	931,962

On March 23, 2023, the Company implemented a ratio change of the Company's ADSs to its non-traded ordinary shares from ratio of 1 ADS representing 10 ordinary shares to a new ratio of 1 ADS representing 400 ordinary shares. All data dominated in ADS were adjusted for this ratio change.

On November 29, 2023, the annual general meeting of shareholders approved the increase of the authorized share capital of the Company to NIS 200,000,000 divided into (i) 19,994,000,000 registered Ordinary Shares of NIS 0.01 par value each, and (ii) 6,000,000 preferred shares of NIS 0.01 par value each.

b.	On April 3, 2023, the Company completed a registered direct offering to an existing shareholder with gross proceeds to the Company of approximately $6 million, before deducting offering expenses of approximately $0.7 million. The offering consisted of 1,500,000 ADSs (or ADS equivalents which consist of pre-funded warrants with an exercise price of $0.001 per pre-funded warrant) as well as granted (i) Series A unregistered private warrants to purchase up to 1,500,000 ADSs, which had an exercise price of $4.75 per ADS (subsequently reduced to $1.35 per ADS as described below), were exercisable immediately after the issuance date and had a term of 5 years and (ii) Series B unregistered private warrants to purchase up to 1,500,000 ADSs, which had an exercise price of $4.00 per ADS (subsequently reduced to $1.80 per ADS as described below), were exercisable immediately after the issuance date and had a term of 9 months. In addition, as part of the offering the Company has agreed to amend certain existing warrants to purchase up to 330,106 ADSs with an exercise price of $59.20 per ADS and a termination date of November 11, 2027. The amended warrants have a reduced exercise price of $4.75 per ADS and a termination date of 5 years following the closing of the offering.

The warrants that were issued to the investors may be exercised either for cash or on a cashless basis and were classified as financial liability due to a net settlement provision. Loss from modification of warrants terms as part of the new registered offering with an existing shareholder, in an amount of $0.9 million, was included as a financial expense. See also note 17(c) regarding amendment to the above warrants.

The Company has issued to the placement agent warrants to purchase up to 90,000 ADSs with an exercise price of $5.00 per ADS, exercisable for 5 years.  These warrants were classified to the Equity.

c.	On July 25, 2023, the Company completed a registered direct offering to existing shareholders of 1,301,923 ADSs (or ADS equivalent which consist of pre-funded warrants with an exercise price of $0.001 per pre-funded warrant), for gross proceeds of approximately $1.8 million, before deducting offering expenses of approximately $0.4 million. In connection with this offering, the Company also agreed with the investors in this offering on the following:

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - SHARE CAPITAL (cont.):

(i)	To reduce the exercise price to $1.80 per ADS to the following existing warrants: (1) warrants originally issued on May 11, 2022 and subsequently amended on April 3, 2023, to purchase up to an aggregate of 330,106 ADSs at an exercise price of $4.75 per ADS, (2) warrants issued on December 6, 2022 to purchase up to an aggregate of 971,817 ADSs at an exercise price of $4.6305 per ADS, and (3) Series B Warrants issued on April 3, 2023 to purchase up to an aggregate of 1,500,000 ADSs at an exercise price of $4.00 per ADS.
(ii)	Series A Warrants issued on April 3, 2023, to purchase 1,500,000 ADSs, will be exercised at a reduced exercise price of $1.35 per ADS, for gross proceeds of $2 million. New unregistered private warrants to purchase up to 1,500,000 ADSs will be granted to the same investor. The new warrants have an exercise price of $1.80 per ADS, are exercisable 6 months after the issuance date and have a term of 5 years.

The warrants that were issued to the investors may be exercised either for cash or on a cashless basis and were classified as financial liability due to a net settlement provision.

As part of the offering, the Company has issued to the placement agent warrants (i) to purchase up to 78,115 ADSs with an exercise price of $1.6875 per ADS, exercisable for 5 years (ii) to purchase up to 90,000 ADSs with an exercise price of $1.6875 per ADS, exercisable for 4.7 years. These warrants were classified to the Equity.

d.	On September 28, 2023, the Company entered into a warrant reprice and reload letter of certain existing warrants to purchase (i) up to 330,106 ADSs with an exercise price of $1.80 per ADS and a termination date of April 3, 2028, (ii) up to 971,817 ADSs with an exercise price of $1.80 per ADS and a termination date of December 6, 2027, (iii) up to 1,500,000 ADSs with an exercise price of $1.80 per ADS and a termination date of January 3, 2024, and (iv) up to 1,500,000 ADSs with an exercise price of $1.80 per ADS and a termination date of April 3, 2028, pursuant to which such investors agreed to exercise their existing warrants in full at a reduced exercise price of $0.47 per ADS for aggregate gross proceeds of approximately $2.0 million, before deducting offering expenses of approximately $0.2 million. In exchange, the exercising holders received new unregistered warrants to purchase up to an aggregate of 8,603,846 ADSs at an exercise price of $0.47 per ADS and with exercise terms ranging from eighteen months to five years.

The warrants that were issued to the investors may be exercised either for cash or on a cashless basis and were classified as financial liability due to a net settlement provision. Loss from modification of warrants terms as part of the new registered offering with an existing shareholder, in the amount of

$0.6 million, was included as a financial expense. See also note 17(e) regarding the exercise of the above warrants.

As part of the offering, the Company has issued to the placement agent warrants to purchase up to 258,115 ADSs with an exercise price of $0.5875 per ADS, exercisable for 5 years. These warrants were classified to the Equity.

e.	Between November 27, 2023, and November 29, 2023, the warrants issued in September 2023 as described above were exercised for a total of approximately $4 million gross proceeds to the Company.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - SHARE CAPITAL (cont.):

f.	The fair value of the warrants that were issued to the investors was computed using the Black and Scholes option pricing model. The fair value of the outstanding warrants that were issued to the investors as of December 31, 2023, was based on the price of an ADS on December 31, 2023, and based on the following parameters: risk-free interest rate of 3.93% and an average standard deviation of 126.71%.
g.	During 2023, the Company issued 47,336 ADSs resulting from vested RSUs that had been issued to employees and consultants of the Company.
h.	During 2022, the Company sold 30,582 ADSs under the “at-the-market” equity offering program (“ATM program”) at an average price of $66.8 per ADS, for aggregate net proceeds of approximately $2 million, net of an immaterial amount of issuance expenses. The sales were under the Company's sales agreement with Cantor Fitzgerald & Co. upon the terms and subject to the conditions and limitations in the sales agreement, the Company may elect from time to time, to offer and sell its ADSs having aggregate gross sales proceeds of up to $100 million through the ATM program.
i.	In May 2022, the Company entered into a definitive agreement with a single investor, which entailed the issuance of 264,085 ADSs (or ADS equivalent which consist of pre-funded warrants with an exercise price of $0.001 per pre-funded warrant) and grant of unregistered private warrants to purchase up to 330,106 ADSs, for a total net consideration of $14.4 million.

The warrants had an exercise price of $59.2 per ADS (as later amended as described above), were exercisable six months after the issuance date, and had a term of five and one-half years. The warrants may be exercised either for cash or on a cashless basis.

The warrants were classified as a financial liability due to a net settlement provision. These derivatives were recognized and subsequently measured at fair value through profit or loss. The consideration, net of issue expenses, was allocated to the various issued instruments. Out of the gross consideration, $8.1 million was allocated to the warrants. The remainder of approximately $6.9 million was allocated to equity. Issuance expenses of approximately $0.6 million were allocated as following: $0.3 million allocated to the liability instruments and were recorded directly to the Consolidated Statements of Comprehensive Income (Loss) and $0.3 million allocated to the equity component and were recorded against additional paid in capital.

j.	In December 2022, the Company completed an underwritten public offering with gross proceeds to the Company of approximately $8 million. The offering consisted of 800,000 ADSs (or ADS equivalent which consist of pre-funded warrants with an exercise price of $0.001 per pre-funded warrant) as well as granted warrants to purchase up to 800,000 ADSs. Issuance expenses of approximately $0.6 million were recorded directly to the Consolidated Statements of Comprehensive Income (Loss).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - SHARE CAPITAL (cont.):

The warrants had an exercise price of $10 per ADS, were exercisable immediately after the issuance date and had a term of 5 years. The warrants may be exercised either for cash or on a cashless basis.

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

k.	During 2022, the Company issued 12,163 ADSs resulting from vested RSUs that had been issued to employees and consultants of the Company.

NOTE 18 - SHARE-BASED PAYMENTS:

On May 30, 2010, a general meeting of shareholders approved the option plan of the Company (the “Option Plan”), after being approved by the BoD. In 2017 the Option Plan was amended and restated as the 2010 Award Plan (the “Award Plan”). As of December 31, 2023, the Award Plan allows the Company to allocate up to 1,400,658,798 options to purchase ordinary shares and RSUs to employees, consultants, and directors and are reserved by the BoD for issuance under the Award Plan. The terms and conditions of the grants were determined by the BoD and are according to the Award Plan.

a.	On July 1, 2023, The Board of Directors of the Company granted 187,500 RSUs to the employees and consultants of the Company. The RSUs will vest in 12 equal quarterly installments over a three year-period. The fair value for the RSUs grant on the date of the grant was $0.2 million. The fair value of the RSUs was determined based on the price of an ADS on the date the RSUs were granted.

                            During 2023, approximately 68 thousand options and RSUs were forfeited, resulting in $1.6 million in reversed expenses.

b.    The following is information on options granted in 2022:

	Number of options granted

	According to the Award Plan	Exercise	Fair value of
	of the Company (1)	price for 1	options on date of
	Other than to	Ads	grant in U.S. dollars
Date of BoD	directors (1)	$)	in thousands (2)
January 2022	125	56.4	7
March 2022	150	66.8	6
	275		13

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - SHARE-BASED PAYMENTS (cont.):

1)	The options will vest as follows: for directors, employees and consultants of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors, employees and consultants of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest will vest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

The options are exercisable into the Company’s ADS

2)	The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company’s ADSs: $66.8 - $98, expected volatility: 66.94% - 67.21%, risk-free interest rate: 1.73% - 1.78% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

c. The following is information on RSUs granted in 2022:

				Fair value of
	Number of RSUs granted			RSUs on date of
	According to the Award Plan of the Company			grant in U.S. dollars
Date of BoD	Other than to Directors	To directors (4)	Total	in thousands (5)
January 2022 (1)	48,013	3,500	51,513	5,712
March 2022 (1)	2,400	—	2,400	160
April 2022(1)	875	—	875	87
June 2022 (2)	50,463	4,125	54,588	1,878
July 2022 (2)	1,625	—	1,625	56
September 2022 (3)	9,257	1,276	10,533	352
November 2022 (3)	15,085	—	15,085	380
Total	127,718	8,901	136,619	8,625

1)The RSUs vest as follows: 50% of RSUs will vest one year following the grant and 50% will vest two years following the grant.

2)The RSUs vest in 12 equal quarterly installments over three year-period.

3)The RSUs vest in 8 equal quarterly installments over two year-period.

4)The general meeting of the Company’s shareholders held on May 13, 2022 (the “May 2022 AGM”), subsequent to approval of the Company’s BoD in January 2022, approved the grant of 3,500 RSUs under the Company’s Award plan to directors and to the Company's Chief Executive Officer in the same terms. The fair value of these RSUs on the date of grant was $0.1 million.

In addition, In June 2022 and September 2022 the Company’s BoD, approved the grants of 5,401 RSUs under the Company’s Award plan to directors and to the Company's Chief Executive Officer in the same terms, subject to the Annual general meeting approval.  The fair value of these RSUs on the date of approval was $0.1 million.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - SHARE-BASED PAYMENTS (cont.):

5)	The fair value of the RSUs were determined based on the price of an ADS on the date the RSUs were granted.

During 2022, approximately 68.2 thousand options and RSUs were forfeited, resulting in $4.5 million reversed expenses.

d.    Changes in the number of options in ADSs and weighted averages of exercise prices are as follows:

	Year Ended December 31,
	2023		2022
		Weighted		Weighted
		average of		average of
	Number of	exercise	Number of	exercise
	options	price ($)	options	price ($)
Outstanding at beginning of year	131,484	255.60	170,537	260.00
Exercised	—	—	—	283.20
Expired and forfeited	(34,133)	262.43	(39,328)	272.80
Granted	—	—	275	80.80
Outstanding at end of year	97,351	252.98	131,484	255.60
Exercisable at end of year	86,368	249.14	98,762	249.20

e.	Changes in the number of RSUs in ADSs during the period are as follows:

	Year Ended December 31,
	2023	2022

	Number of	Number of
	RSUs	RSUs
Outstanding at beginning of year	91,144	—
Exercised	(66,460)	(12,163)
Expired and forfeited	(34,160)	(28,861)
Granted	187,500	132,168
Outstanding at end of year	178,024	91,144

f.	The following is information about the exercise price and remaining useful life of outstanding options at year-end:

Year Ended December 31,
2023			2022
Number of			Number of
options		Weighted	options		Weighted
outstanding		average of	outstanding		average of
at end of	Exercise price	remaining	at end of	Exercise price	remaining
year	range	useful life	year	range	useful life
97,351	$66.8-$436	5.2	131,484	$66.8-$624	5.2

g.    Expenses recognized in profit or loss for the options and RSUs are as follows:

Year Ended December 31,
2023	2022	2021
U.S. dollars in thousands
1,647	5,675	10,212

The remaining compensation expenses as of December 31, 2023, are $0.8 million and will be expensed in full by December 2026.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - NET REVENUES:

	Year Ended December 31,
	2023	2022	2021
	U.S dollars in thousands
Licensing revenues (1)	—	2,000	—
Sales of products (2)	6,530	59,800	85,757
	6,530	61,800	85,757

(1)	related to the License Agreement with Gaelan for Talicia® in the United Arab Emirates, see note 15(7) above.
(2)	In 2023, the Company recognized contra-revenues of ($2.6) million for Movantik®, primarily from returns, following its divestiture on February 1, 2023 (see note 15(6) above). In 2022 and 2021, net revenues for Movantik® were $52.1 million and $76.8 million, respectively. Correspondingly, net revenues from sales of other products (mainly Talicia®) in the U.S. were $9.1 million, $7.7 million, and $9 million in 2023, 2022 and 2021, respectively.

NOTE 20 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended December 31,
	2023	2022	2021

	U.S. dollars in thousands
Payroll and related expenses	390	661	839
Professional services	605	1,210	1,821
Share-based payments	138	1,151	1,910
Clinical and pre-clinical trials	1,891	3,872	23,905
Intellectual property development	222	180	349
Other	282	205	674
	3,528	7,279	29,498

NOTE 21 - SELLING AND MARKETING EXPENSES:

	Year Ended December 31,
	2023	2022	2021

	U.S. dollars in thousands
Payroll and related expenses	9,656	19,235	24,227
Share-based payments	(51)	553	2,570
Professional services	3,056	6,596	17,441
Samples	54	836	1,008
Travel, Fleet, meals and related expenses	736	5,136	7,305
Office-related expenses	566	1,510	1,285
Other	739	1,576	1,787
	14,756	35,442	55,623

NOTE 22 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31,
	2023	2022	2021

	U.S. dollars in thousands
Payroll and related expenses	7,035	10,521	11,974
Share-based payments	1,560	3,971	5,732
Professional services and supply chain	5,391	10,787	11,040
Medical affairs	818	1,214	1,600
Office-related expenses	958	1,434	1,438
Other	457	659	581
	16,219	28,586	32,365

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - FINANCIAL INCOME (EXPENSES), net:

	Year Ended December 31,
	2023	2022	2021

	U.S dollars in thousands
Financial income:
Fair value gains on derivative financial instruments	—	13,422	—
Gains on extinguishment of debt obligations by transfer of the rights in Movantik	20,585	—	—
Other Income	210	—	—
Interest from bank deposits	94	140	51
	20,889	13,562	51
Financial expenses:
Interest for lease liabilities	367	430	395
Issuance cost in respect of warrants	2,034	958	—
Loss from changes in exchange rates	115	40	28
Fair value loss on derivative financial instruments	5,569	—	—
Loss from modification of warrants terms as part of a new issuance, see notes 17(b) and 17(d)	1,459	—	—
Interest expenses related to borrowing and payable in respect of intangible assets purchase	—	40,903	16,172
Other	61	56	65
	9,605	42,387	16,660
Financial income (expenses), net	11,284	(28,825)	(16,609)

(

NOTE 24 - SEGMENT INFORMATION:

The Chief Executive Officer is the Company’s Chief Operating Decision Maker (“CODM”). The CODM allocates resources and assesses the Company’s performance based on the following segmentation: Commercial Operations and Research & Development.

Adjusted EBITDA represents net loss before depreciation, amortization, and financial income (expenses), adjusted to exclude share-based compensation, gains from early termination of leases, and other income, which includes income from service provided to HCRM and gain from the sale of Movantik®.

The following table presents segment profitability and a reconciliation to the consolidated net income (loss) and comprehensive income (loss) for the periods indicated:

	Year Ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Commercial Operations Segment Adjusted EBITDA	(20,173)	(16,595)	(15,527)
Research And Development Adjusted EBITDA	(8,165)	(12,420)	(37,247)
Financial income (expenses), net	11,284	(28,825)	(16,609)
Share-based compensation to employees and service providers	(1,647)	(5,675)	(10,212)
Depreciation	(1,445)	(2,136)	(1,914)
Amortization and impairment of intangible assets	(545)	(6,018)	(16,235)
Gain from early termination of lease, net	543	—	—
Other income	44,064	—	—
Consolidated Comprehensive Income (Loss)	23,916	(71,669)	(97,744)

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - SEGMENT INFORMATION (cont.):

b.   Major customers

The following table represent the percentages of total net revenues from the major customers:

	Year Ended December 31,
	2023	2022	2021
Customer A	30%	32%	32%
Customer B	28%	30%	31%
Customer C	37%	33%	32%

The Company’s revenues were entirely in the U.S. except licensing revenues, and the payment terms for all customers are 31 to 68 days.

c.   Assets by geographic location

The Company’s non-current assets located in Israel as of December 31, 2023, amount to $6.4 million (mainly intangible assets - $5.6 million and right-of-use assets - $0.6 million). The remainder of the consolidated non-current assets as of December 31, 2023, amount to $0.5 million and are located in the U.S (consisting mainly right-of-use assets - $0.4 million).

NOTE 25 – EARNINGS (LOSS) PER ORDINARY SHARE:

a.	Basic

The following is data taken into account in the computation of basic loss per share:

	Year Ended December 31,
	2023	2022	2021
Earnings (Loss) (U.S. dollars in thousands)	23,916	(71,669)	(97,744)
Weighted average number of ordinary shares outstanding during the period (in thousands)	2,591,222	616,299	465,273
Basic earnings (loss) per share (U.S. dollars)	0.01	(0.12)	(0.21)

b.	Diluted

The Company had two categories of potentially dilutive ordinary shares: warrants issued to investors and options issued to employees and service providers. The effect of these options and warrants for all reporting years is anti-dilutive.

The calculation of diluted earnings (loss) per share as of December 31, 2023, does not include 508,836,400 of ordinary shares underlying warrants, 38,940,330 of ordinary shares underlying options and 71,209,560 of ordinary shares underlying RSUs, because the effect would be anti-dilutive.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - RELATED PARTIES:

a.    Key management in 2023 includes members of the Board of Directors, including the Company’s Chief Commercial Officer and Chief Executive Officer:

	Year Ended December 31,
	2023	2022	2021

	U.S. dollars in thousands
Key management compensation:
Salaries and other short-term employee benefits	1,189	1,486	1,668
Post-employment benefits	56	64	91
Share-based payments	407	1,041	1,611
Other long-term benefits	35	44	54

b.    Balances with related parties:

	December 31,
	2023	2022

	U.S. dollars in thousand
Current liabilities -
Credit balance in “accrued expenses and other current liabilities”	206	191

NOTE 27 - EVENTS SUBSEQUENT TO DECEMBER 31, 2023:

1)	On January 26, 2024, the Company issued in a registered direct offering, 10,000,000 ADSs at a purchase price of $0.80 per ADS and in a concurrent private offering, unregistered warrants to purchase 10,000,000 ADSs at an exercise price of $1.00 per ADS. The warrants that were issued to the investors may be exercised either in cash or on a cashless basis. The warrants are exercisable immediately and will expire five years from the date of issuance. As part of the offering, the Company issued to the placement agent warrants to purchase 600,000 ADSs at the same price and terms. The gross proceeds to the Company from the offering were $8 million, before deducting placement agent's fees and other offering expenses of approximately $0.9 million.
2)	On March 21, 2024, the annual general meeting of shareholders approved the increase of the authorized share capital of the Company to NIS 400,000,000 divided into (i) 39,994,000,000 registered Ordinary Shares of NIS 0.01 par value each, and (ii) 6,000,000 preferred shares of NIS 0.01 par value each.
3)	On April 3, 2024, the Company issued in a registered direct offering, 2,144,487 ADSs at a purchase price of $0.58289 per ADS and warrants to purchase 2,144,487 ADSs at an exercise price of $0.75 per ADS. The warrants that were issued to the investors may be exercised either in cash or on a cashless basis. The warrants are exercisable immediately and will expire five years from the date of issuance. The gross proceeds to the Company from the offering were $1.25 million, before deducting offering expenses of approximately $0.1 million. No placement agent was used in connection with the offering.