Form 20-F
period 2024-12-31
RedHill Biopharma Ltd.
filed 2025-04-10
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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
Tel: 972-3-541-3131; Fax: 972-3-541-3144
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing ten thousand (10,000) Ordinary Shares (1)	RDHL	NASDAQ Capital Market

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,899,831,000 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻

International Financial Reporting Standards as issued by the International Accounting

Standards Board ☒   Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☒

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd. and its wholly owned subsidiary, RedHill Biopharma Inc. (“RedHill U.S.”). The term “including” means “including but not limited to”, whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of April 8, 2025 ($1 = NIS 3.766). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report (as defined below) into U.S. dollars using exchange rates in effect at the date of the transactions.

Unless otherwise indicated or the context requires, the term “therapeutic candidates” refers to investigational drug products that are still in development and have not been approved by the United States Food and Drug Administration (“FDA”) or other relevant regulatory authority and the term “commercial products” means products approved by the FDA that we commercialize or promote from time to time.

Effective August 20, 2024, we effected a ratio change of the American Depositary Shares (ADSs) to our ordinary shares from the previous ratio of one (1) ADS representing four hundred (400) ordinary shares to a new ratio of one (1) ADS representing ten thousand (10,000) ordinary shares. The ratio change had the same effect as a one-for-twenty-five reverse ADS split. Unless otherwise indicated, ADSs and per ADS amounts in this Annual Report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the going concern reference in our financial statements and our ability to obtain additional financing or successfully conclude a strategic business transaction;
●	our ability to regain and maintain compliance with the listing standards of the Nasdaq Capital Market (“Nasdaq”);
●	Our ability to close strategic business transactions;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	our ability to obtain additional financing;
●	the commercialization and market acceptance of Talicia® and any future commercial products;
●	our ability to generate sufficient revenues from Talicia® and any future commercial products, including obtaining commercial insurance and government reimbursement;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, and to complete the development of such therapeutic candidates and obtain approval for marketing by the FDA or other regulatory authorities;
●	our reliance on third parties to satisfactorily conduct key portions of our commercial operations, including manufacturing and other supply chain functions, market analysis services, safety monitoring, regulatory reporting and sales data analysis and the risk that those third parties may not perform such functions satisfactorily;
●	our ability to maintain an appropriate sales and marketing infrastructure;
●	our ability to establish and maintain corporate collaborations;
●	that Talicia® or commercial products that we may commercialize or promote in the future may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for those products;
●	our exposure to significant drug product liability claims;
●	the initiation and completion of any postmarketing studies or trials;
●	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and to maintain our own marketing and commercialization capabilities;
●	our estimates of the markets, their size, characteristics and their potential for Talicia® and any future commercial products and therapeutic candidates and our ability to serve those markets;
●	the successful commercialization of products we in-license or acquire;
●	our inability to enforce claims relating to a breach of a representation and warranty by a counterparty;
●	the hiring and continued employment of executives, sales personnel, and contractors;
●	our receipt and timing of regulatory clarity and approvals for Talicia® and any future commercial products and therapeutic candidates, and the timing of other regulatory filings and approvals;
●	the initiation, timing, progress, and results of our research, development, manufacturing, preclinical studies, clinical trials, and other commercial efforts and therapeutic candidate development, as well as the extent and number of additional studies that we may be required to conduct;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;
●	our ability to develop or obtain approval for RHB-104/RHB-204 in Crohn’s may be adversely impacted if a validated lab test for MAP will not become available;
●	our reliance on third parties to conduct key portions of our clinical trials, including data management services and the risk that those third parties may not perform such functions satisfactorily;

●	our reliance on third parties to manufacture and supply our therapeutic candidates and their respective active pharmaceutical ingredients with the requisite quality and manufacturing standards in sufficient quantities and within the required timeframes and at an acceptable cost;
●	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;
●	the interpretation of the properties and characteristics of Talicia® and any future commercial products or therapeutic candidates and of the results obtained in research, preclinical studies or clinical trials;
●	the implementation of our business model, strategic plans for our business, commercial products, and therapeutic candidates;
●	the impact of other companies and technologies that compete with us within our industry;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering Talicia® and any future commercial products and therapeutic candidates, including from existing or future claims of infringement, and our ability to operate our business without infringing or violating the intellectual property rights of others;
●	parties from whom we license or acquire our intellectual property defaulting in their obligations toward us;
●	the failure by a licensor or a partner of ours to meet their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner;
●	our reliance on the actions of third parties, including sublicensors and their other sublicensees, to maintain our rights under our in-licenses which are sublicenses;
●	the effect of a potential occurrence of patients suffering serious adverse events using investigative drugs under our Expanded Access Program;
●	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats;
●	the impact on our business of the political and security situation in Israel, the U.S. and other places in which we operate; and
●	other factors discussed in this Annual Report.

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

●	Our financial statements include a going concern reference. We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital on favorable terms and/or successfully conclude a strategic business transaction, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.
●	Our failure to regain and maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of the ADSs.
●	We are actively pursuing and in discussions with multiple parties regarding strategic business transactions. There is no assurance that our discussions will result in any strategic business transactions.
●	Our current working capital is not sufficient to commercialize Talicia® or to complete the research and development with respect to any or all of our therapeutic candidates. We will need to raise significant additional capital to achieve our strategic objectives and to execute our business plans. Our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund the commercialization of Talicia®, the further development of our therapeutic candidates, or the products we may commercialize or promote in the future, attract development or commercial partners or retain key personnel, and to fund operations.
●	We may not successfully continue the commercialization of Talicia®.
●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.
●	If we or our future development or commercialization partners are unable to obtain or maintain the FDA or other foreign regulatory clearance and approval for Talicia® and any future commercial products or therapeutic candidates, we or our commercialization partners will be unable to commercialize Talicia® or future products or therapeutic candidates, upon approval, if any.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before you decide to buy our securities. The risks and uncertainties described below in this Annual Report for the year ended December 31, 2024, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

Our financial statements include a going concern reference.  We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital on favorable terms and/or successfully conclude a strategic business transaction, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended December 31, 2024, our net cash used in operating activities was $9.4 million leaving a cash balance of $4.8 million as of December 31, 2024. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt about our ability to continue as a going concern. We have determined that the Company’s available cash on December 31, 2024, together with proceeds from our at-the-market offering facility with H.C. Wainwright & Co., LLC in the first quarter of 2025, are not sufficient to fund our operations and satisfy our payment obligations for a period exceeding one year from the date of this Annual Report. Our operational costs include payment of pre-closing liabilities relating to Movantik®, which our subsidiary, RedHill U.S., retained under our agreement with HCR Collateral Management, LLC (“HCRM”) for the extinguishment of all our debt obligations under the Credit Agreement, dated February 23, 2020, as amended (the “Credit Agreement”) in exchange for the transfer of our rights in Movantik® to an affiliate of HCRM. As of December 31, 2024, estimated remaining pre-closing liabilities relating to Movantik® were approximately $3.0 million, substantially all of which are included in the allowance for deductions from revenue balance in the consolidated statements of financial position for the year ended December 31, 2024 included elsewhere in this Annual Report. In addition, we assumed obligations under the Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC (the “Global Termination Agreement”). As of December 31, 2024, our estimated obligations relating to this agreement were $6.7 million, which are included in accrued expenses and other current liabilities in the consolidated statements of financial position for the year ended December 31, 2024 included elsewhere in this Annual Report. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Term Loan Facility”. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

We will need to raise significant additional capital to finance our losses and negative cash flows from operations and continue as a going concern. We are also actively pursuing and in discussions with multiple parties regarding strategic business transactions. If we were to fail to raise sufficient capital or on favorable terms or successfully conclude a strategic business transaction, we may need to cease operations. There are no assurances that we will be able to raise significant additional capital on terms favorable to us or at all, particularly given the current difficult conditions in the capital markets and very low market capitalization which makes it more difficult to raise significant amounts of capital. If we are unsuccessful in achieving sufficient commercial sales of our products or in raising sufficient capital, or successfully concluding a strategic business transaction, we will need to reduce activities and curtail or cease operations.

In addition, our business plan and our ability to continue as a going concern is largely dependent on our ability to defer payments we owe to the following year. However, we do not currently have any formal payment plans in place and there can be no assurance that any counter-party to whom we owe payments will agree to such payment deferrals. Actual payment schedules could differ significantly and adversely from our current contemplated payment schedules, which may have a material adverse effect on our ability to continue to operate as a going concern.

We are actively pursuing and in discussions with multiple parties regarding strategic business transactions. There is no assurance that our discussions will result in any strategic business transactions.

We are actively pursuing and in discussions with multiple parties regarding strategic business transactions. The success of any such strategic business transactions is subject to various uncertainties, including but not limited to, market and other conditions, negotiations with potential buyers, regulatory approvals, and other factors beyond our control. There is no assurance that our discussions will result in any strategic business transactions. If we are unable to successfully complete strategic business transactions on favorable terms to us, or at all, our ability to strengthen our balance sheet and enhance our strategic focus could be impacted and could have a material adverse effect on our ability to continue to operate as a going concern.

Even if we are able to complete a strategic business transaction, any such strategic business transaction may require us to incur non-recurring or other charges, increase our expenditures, pose significant integration or implementation challenges or disrupt our management or business. These transactions could entail numerous operational and financial risks, including exposure to unknown liabilities, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material adverse effect on our business, results of operations, financial condition and prospects. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to us could delay and make more expensive the development and potential commercialization of our therapeutic candidates and have a negative impact on the competitiveness of any therapeutic candidate that reaches market.

Following our 2023 sale of our rights to Movantik®, our revenue, business’ size and scope, market share and opportunities in certain markets, and our ability to compete in certain markets and therapeutic categories was reduced. We may never achieve levels of revenue we achieved through Movantik®, which could have a material adverse effect on our ability to operate as a going concern.

Following the consummation of our sale of our rights to Movantik® in February 2023, our revenue generated from Movantik® sales was eliminated and our business’ size and scope, market share and opportunities in certain markets, and our ability to compete in certain markets and therapeutic categories were substantially reduced. Our ability to realize any value from Movantik® beyond its price in an asset sale was permanently lost. Additionally, following the sale of our rights to Movantik®, we lost our primary revenue source and our ability to operate as a financially viable commercial business has been significantly more difficult. We also lost economies of scale in our commercial operations that we were able to benefit from by having Movantik® as a core commercial product. As a result, we have downsized our commercial operations and taken other steps to better align our expenses and revenues, which has adversely affected our ability to sell Talicia®. This could have a material adverse effect on our ability to continue to operate as a going concern.  In addition, in the event we are not able to achieve sufficient levels of revenues, now that we no longer commercialize Movantik®, we may need to further downsize, or even shut down our commercial operations, which could cause us to incur additional costs and expenses, including severance expenses, and make it more difficult to sell commercial products in the future. See “Item 6. Directors, Senior Management and Employees – B. Compensation – Change in Control Retention Plan and Agreements; Severance Arrangements.”

Our current working capital is not sufficient to commercialize Talicia® or to complete the research and development with respect to any or all of our therapeutic candidates. We will need to raise significant additional capital to achieve our strategic objectives and to execute our business plans. Our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund the commercialization of Talicia®, the further development of our therapeutic candidates, or the products we may commercialize or promote in the future, attract development or commercial partners or retain key personnel, and to fund operations.

As of December 31, 2024, we had cash, cash equivalents, short-term investments and restricted cash of approximately $4.8 million, and as of December 31, 2023, we had cash, cash equivalents and short-term investments of approximately $6.5 million, of which $0.8 million was held in the escrow account. We have funded our operations primarily through public and private offerings of our securities, strategic investments, our Credit Agreement with HCRM, and the Global Termination Agreement. We will need to raise significant additional capital to achieve our strategic objectives of commercializing Talicia® and other products that we may commercialize or promote in the future and acquiring, in-licensing and developing therapeutic candidates. We plan to fund our future operations through commercialization of Talicia®, out-licensing of our therapeutic candidates and commercialization of in-licensed or acquired products, and we will also need to raise significant additional capital through equity or debt financing or non-dilutive financing, including government grants. We are also actively pursuing and in discussions with multiple parties regarding strategic business transactions, which may provide us with additional capital although there is no guarantee that we will complete such a transaction on favorable terms to us, or at all, or that if we do complete such a transaction, it will result in the expected benefits to us. See –“We are actively pursuing and in discussions with multiple parties regarding strategic business transactions. There is no assurance that our discussions will result in any strategic business transactions.” We are not yet certain of the financial impact of our commercialization activities, and the amounts we raise may not be sufficient to complete the research and development of all of our therapeutic candidates.

Our business is not yet profitable. As we plan to continue expending funds to commercialize Talicia®, out-license Talicia®, further develop our therapeutic candidates, acquire additional products and therapeutic candidates and expand our efforts in research and development, we will need to raise significant additional capital in the future through equity or debt financing, non-dilutive financing or pursuant to development or commercialization agreements with third parties with respect to particular therapeutic candidates and commercial products approved for sale in the U.S. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated.

We may have difficulty raising needed capital or securing development or commercialization partners in the future as a result of, among other factors, present and future market conditions, the low trading volume of the ADSs, the very low market capitalization of our company which makes it more difficult to make large capital raises, limitations pursuant to General Instruction I.B.5 of Form F-3 and the resulting need to potentially have to raise capital via Form F-1, which may be less appealing to investors and less favorable to us, the need to potentially have to increase our authorized share capital in order to raise amounts sufficient to carry out our business plan, which would be subject to shareholder approval that may not be obtained, unsuccessful commercialization of Talicia® or products that we may commercialize or promote in the future, as well as the inherent business risks associated with our Company, Talicia®, products that we may commercialize or promote in the future and our therapeutic candidates. In addition, our ability to raise capital would be adversely affected if we are not able to regain and maintain compliance with Nasdaq’s continued listing requirements. Any financing may also involve significant dilution to our shareholders. We have completed financings in the past which resulted in significant dilution to our shareholders, and we may complete additional financings in the future with similar dilutive effects to our shareholders. To the extent we are able to generate meaningful revenues from Talicia® and any future commercial products, we may still need to raise capital because the revenues from Talicia® and any future commercial products may not be sufficient to cover all of our operating expenses and may not be sufficient to cover our commercial operations expenses. However, the limitations noted above may make future financings difficult or impossible and force us to seek alternative sources of capital such as strategic transactions, licenses, and grants, all of which take a significant amount of time and may not yield the capital we need on favorable terms, if at all. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. The healthcare industry faced a continued challenging market during 2024 and may continue to cause difficulties for healthcare companies to raise capital in the future. If we are unable to obtain sufficient future financing, we will need to reduce activities and curtail or cease operations.

We may not successfully continue the commercialization of Talicia®.

We may not successfully continue the commercialization of Talicia® and our products may not be, or continue to be, commercially successful for various reasons, including but not limited to:

●	difficulty in large-scale manufacturing, including yield and quality, and in shipping product internationally;
●	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to products, prevalence, and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;
●	changes to the underlying dynamics of the markets for these products;
●	infringement on proprietary rights of others for which we or third parties involved in the development or commercialization of our products or potential future therapeutic candidates have not received licenses;
●	incompatibility with other marketed products;
●	other potential advantages of alternative treatment methods and competitive forces or advancements that may make it more difficult for us to penetrate a particular market segment, if at all;
●	ineffective marketing, sales, and distribution activities and support;
●	lack of significant competitive advantages over other products on the market;
●	lack of cost-effectiveness or unfavorable pricing compared to other alternatives available on the market;
●	pressure from commercial payors and government agencies on gross to net margins;
●	inability to generate sufficient revenues to sustain our business operations in accordance with our plan from the sale or marketing of a product;
●	changes to product labels, indications or other relevant information that may trigger additional regulatory requirements that may have a direct or indirect impact on the commercialization of our products;
●	our inability or unwillingness, for cost or other reasons, to commercialize Talicia® to the extent any are approved for commercialization at the time of any such collaboration issues;
●	timing of market introduction of competitive products, including from generic competitors; and
●	changes in any laws, regulations, or other relevant policies related to drug pricing or other marketing conditions and requirements that may directly or indirectly limit, restrict, or otherwise negatively impact our ability or success in marketing or commercializing.

Physicians, various other healthcare providers, patients, payors or the medical community, in general, may be unwilling to accept, utilize or recommend Talicia®. If we are unable, either on our own or through third parties, to manufacture, commercialize or market Talicia®, we may not achieve or continue to achieve market acceptance or generate meaningful revenues from Talicia®. In addition, in order to support our development product portfolio, we will need to achieve revenues from sales of Talicia® consistent with our business expectations, which may prove more difficult than currently expected. Our reputation, business, financial condition and results of operations may be materially adversely affected by any failure to meet such expectations. See “ - We are actively pursuing and in discussions with multiple parties regarding strategic business transactions. There is no assurance that our discussions will result in any strategic business transactions.”

If we are unable to successfully continue the commercialization of Talicia®, our business and results of operations will suffer.

We expect our future success will significantly depend upon our ability to successfully commercialize Talicia® in the U.S. or to find a commercialization partner to do so. In addition, there can be no guarantee that we will be able to establish our own manufacturing capabilities, including through third parties, in order to continue the successful commercialization of Talicia®. Our success depends on obtaining reimbursement to patients for our products and there is no guarantee we will be able to secure commercial or government coverage for any of our products. There is significant pressure within the U.S. healthcare reimbursement system to reduce costs of prescription drugs which could adversely affect us. In order to support our growing development product portfolio, we will need to achieve revenues from sales of Talicia® consistent with our business expectations, which may prove more difficult than currently expected. Our reputation, business, financial condition and results of operations may be materially adversely affected by any failure to meet such expectations. See “ - We are actively pursuing and in discussions with multiple parties regarding strategic business transactions. There is no assurance that our discussions will result in any strategic business transactions.”

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2024. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures are designed to prevent fraud. Our management is required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with any applicable requirements of Section 404 may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2024. A material weakness in internal control over financial reporting was previously identified in 2022 and disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022 and again in our Annual Report on Form 20-F for the year ended December 31, 2023 relating to lack of sufficient controls which impacted the calculation of allowance for deductions from revenues. We lacked enough financial reporting personnel with an appropriate level of knowledge, experience, and training commensurate with our financial reporting requirements. This control deficiency contributed to the fact that not all data and information available to us was taken into consideration when making the calculation. While we have implemented a remediation plan, as of December 31, 2024, we were not yet able to conclude that the material weakness had been fully remediated. We continue to monitor and assess our internal control environment, and no assurance can be given that significant deficiencies or other material weaknesses will not be identified in the future or that we will be able to remediate such significant deficiencies or other material weaknesses in a timely matter or at all.

Implementation of remediation measures requires validation and testing of the design and operating effectiveness of internal control over a sustained period of financial reporting prior to reaching a determination that the material weakness have been remediated. As we continue to validate and test our internal control over financial reporting, we may determine that additional measures or modifications to the remediation plan are necessary or appropriate. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement in our financial statements. Additionally, if significant deficiencies or other material weaknesses are identified in our internal control over financial reporting that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements and the trading price of our securities and ability to obtain any necessary equity or debt financing could suffer. The material weaknesses will not be considered remediated until we have completed implementing the necessary controls and ensured their applicability.

We have made, and will continue to make, changes in these and other areas. In any event, the process of determining whether our existing internal controls are compliant with any applicable requirements under Section 404 and sufficiently effective has required and will continue to require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may continue to divert internal resources and may take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to complete our evaluation, testing and any required remediation needed to comply with any applicable requirements under Section 404 in a timely fashion. Irrespective of compliance with any applicable requirements under Section 404, any additional failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

We plan to further fund our future operations through commercialization and out-licensing of our therapeutic candidates, commercialization of in-licensed or acquired products and raising significant additional capital through equity or debt financing or through non-dilutive financing, including government grants. We are also actively pursuing and in discussions with multiple parties regarding strategic business transactions, which may provide us with additional capital although there is no guarantee that we will complete such a transaction on favorable terms to us, or at all, or that if we do complete such a transaction, it will result in the expected benefits to us. See –“We are actively pursuing and in discussions with multiple parties regarding strategic business transactions. There is no assurance that our discussions will result in any strategic business transactions.” Our current cash resources are not sufficient to complete the research and development of any or all of our therapeutic candidates and to fully support our commercial operations until generation of sustainable positive cash flows. We expect that we will incur additional losses as we continue to focus our resources on advancing the development of our therapeutic candidates, as well as advancing our commercial operations, based on a prioritized plan that may result in negative cash flows from operating activities.

Most of our therapeutic candidates are in late-stage clinical development. All of our therapeutic candidates will likely require successful additional clinical and non-clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales of them, if at all. We have incurred losses since inception, principally as a result of research and development, selling, marketing, and business development, and general and administrative expenses in support of our operations. We experienced net loss of approximately $8.3 million in 2024, net income of approximately $23.9 million in 2023, and net loss of approximately $71.7 million in 2022. As of December 31, 2024, we had an accumulated deficit of approximately $414.8 million. Our ability to generate sufficient revenues to sustain our business operations in accordance with our plan and to achieve profitability depends mainly upon our ability, alone and/or with others, to successfully commercialize or promote Talicia® and products that we may acquire or for which we may acquire commercialization rights in the future, develop our therapeutic candidates, obtain the required regulatory approvals in various territories. We may be unable to achieve any or all of these goals with regard to Talicia®, our therapeutic candidates or products we may commercialize or promote in the future. As a result, we may never achieve sufficient revenues to sustain our business operations in accordance with our plan or be profitable.

Our capital requirements are subject to numerous risks.

Our long-term capital requirements are expected to depend on many potential factors, including but not limited to:

●	whether we are able to complete a strategic business transaction, including a potential divestment of certain of our assets and/or our commercial operations, on favorable terms to us, or at all;
●	the progress, success, and cost of our clinical and non-clinical trials and research and development programs, including manufacturing;
●	the number and type of commercial products we commercialize;
●	our ability to successfully commercialize Talicia® and products that we may commercialize or promote in the future, including through securing commercialization agreements with third parties and favorable pricing and market share or through our own commercialization capabilities;
●	the existence and entrance of generics into the market, including entrances into the market as a result of adverse outcomes in Abbreviated New Drug Application (“ANDA”) litigation, that could compete with our products and erode the profitability of Talicia® and any future commercial products or products that we may commercialize or promote in the future;
●	the number and type of therapeutic candidates in development;
●	our ability to successfully complete our clinical and non-clinical trials and research and development programs, including recruitment and completion of relevant pediatric and oncology studies, since the pediatric population and the very advanced disease state and poor prognosis of the oncology patients in our oncology studies make it particularly difficult to recruit and successfully treat the patients, and to successfully complete the studies;
●	the identification and acquisition of additional therapeutic candidates and commercial products;
●	the costs, timing, and outcome of regulatory review and obtaining regulatory clarity and approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;
●	the costs of enforcing our issued patents and defending intellectual property-related claims;
●	the costs of manufacturing, developing and maintaining sales, marketing, and distribution channels for Talicia® and any future commercial products;
●	our consumption of available resources, especially at a more rapid consumption than currently anticipated, resulting in the need for additional funding sooner than anticipated;
●	the amount and frequency of any milestone or royalty payments for which we are responsible;
●	the ability and interest of investors to invest in our products and activities;
●	our partners’ ability to successfully execute the plans to develop and commercialize our products;
●	our ability to handle, support and overcome unexpected events including geopolitical, tax, and legal (including litigation) changes and events; and
●	the availability and extent of government-supported financings, such as grants and contracts.

We have limited experience achieving regulatory approval or out-licensing our therapeutic candidates, making it difficult to evaluate our business and prospects.

Talicia® is our first and only product that was developed internally and approved for marketing by the FDA. We have limited experience in commercializing products and achieving regulatory approval or out- licensing our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and we may not be able to fully assess our ability to commercialize Talicia® or ones we may acquire or develop in the future, complete the development or obtain regulatory approval for our current and future therapeutic candidates or obtain regulatory approvals, reimbursement by third-party payors, achieve market acceptance or competitive pricing of Talicia® or products that we may commercialize or promote in the future.

If we are unable to maintain and train an effective commercial infrastructure, including sales and marketing infrastructure, or maintain compliant and adequate commercial capabilities, we will not be able to successfully commercialize and grow Talicia® and any products we may commercialize or promote in the future.

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

Our commercial efforts, including our sales and marketing efforts, must comply with various laws and regulations. Under applicable FDA marketing regulations, prescription drug promotions must be consistent with and not contrary to labeling, present “fair balance” between risks and benefits, be truthful and not false or misleading, be adequately substantiated (when required), and include adequate directions for use. Additionally, our marketing activities may be subject to enforcement by the Federal Trade Commission, state attorneys general, and consumer class-action liability if we engage in any practices that appear misleading or deceptive to the applicable agencies or consumers. Our sales and marketing practices must also comply with federal and state anti-kickback statutes, the violation of which can result in civil and criminal liability and other penalties.

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

To maintain and potentially increase our own commercialization capabilities in the U.S. and outside the U.S. we may need to expand, among others, our development, regulatory, manufacturing, sales and marketing capabilities, and to maintain or potentially increase our personnel to accommodate sales. We may not be able to secure or retain personnel, organizations or vendors that are adequate in number or expertise to successfully and lawfully market and sell our products in the U.S. or outside the U.S. If we are unable to maintain or expand our sales and marketing capabilities, train our sales force or contractors effectively or provide any other capabilities necessary to commercialize products, we may need to contract with third parties to market and sell our products, which, if we are able to sell our products, could have an adverse effect on our financial condition and our results of operations.

We may also have difficulty in integrating into our existing U.S. operations sales and other commercial personnel or contractors that we may hire or engage to support the commercialization of Talicia®. Sales personnel or contractors’ productivity may decrease as we hire new, less experienced sales personnel or contractors who are not yet familiar with Talicia® and any future commercial products. In addition, we may be exposed to greater regulatory and compliance risks with an expanded sales force and activities to the extent applicable.

Future growth may impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees or contractors. Our U.S. subsidiary, RedHill U.S., has historically experienced and continues to experience high turnover rates. See “– Our business could suffer if we are unable to attract and retain key personnel and additional highly qualified personnel” Below. In addition, management may have to divert a disproportionate amount of its attention away from running our day-to-day activities and devote a substantial amount of time to managing these growth activities.

Any collaborative arrangements that we have established or may establish may not be successful, or we may otherwise not realize the anticipated benefits from these collaborations, including commercialization of Talicia®. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on such third parties to achieve results which may be significant to us. In addition, any current or future collaborative arrangements may place the commercialization of Talicia® or products that we may commercialize or promote in the future or the development of our therapeutic candidates outside our control and may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Each of our collaborative arrangements requires us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, intellectual property, and commercialization. We do not control these third parties, but we rely on such third parties to achieve results, which may be significant to us. With respect to RHB-102, we rely on Hyloris Pharmaceuticals NV (“Hyloris”), the party responsible for, among other things, the development, manufacture, registration and commercialization of the product with respect to the territories granted to Hyloris under our exclusive license agreement with Hyloris, dated as of February 25, 2025.  With respect to Talicia®, we rely on Recipharm Strängnäs AB (“Recipharm”) and other contracting parties for the manufacture of Talicia® and its components, and we rely on Gaelan Medical Trade LLC (“Gaelan Medical”) to obtain necessary approvals and commercialize Talicia® in the United Arab Emirates (“UAE”).

Relying upon collaborative arrangements to commercialize Talicia® and any other products that we may commercialize or promote in the future and to develop our therapeutic candidates, subjects us to a number of risks, including but not limited to the following:

●	we will be responsible for making certain milestones, royalty or other payments under our various in-licenses even if our operating costs exceed the revenues generated from the relevant products;
●	our collaborators may default on their obligations to us and we may be forced to either terminate, litigate or renegotiate such arrangements;

●	our collaborators may have claims that we breached our obligations to them which may result in termination, renegotiation, litigation or delays in performance of such arrangements;
●	we may not be able to control the amount and timing of resources that our collaborators may devote to Talicia®, products that we may commercialize or promote in the future or our therapeutic candidates;
●	our collaborators may fail to comply with applicable laws, rules, or regulations when performing services for us, and we could be held liable for such violations;
●	our collaborators may experience financial difficulties, making it difficult for them to fulfill their obligations to us, including payment obligations, or they may experience changes in business focus;
●	our collaborators’ partners may fail to secure adequate commercial supplies for Talicia® or products that we may commercialize or promote;
●	our collaborators’ partners may have a shortage of qualified personnel;
●	we may be required to relinquish important rights, such as marketing and distribution rights;
●	business combinations or significant changes in a collaborator’s business or business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;
●	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate or commercial product developed either independently or in collaboration with others, including our competitors;
●	collaborative arrangements are often terminated or allowed to expire, which may limit or terminate our rights to commercialize Talicia® or products we may commercialize or promote in the future, or could delay the development and may increase the cost of developing our therapeutic candidates;
●	our collaborators may not wish to extend the terms of our agreements related to Talicia® and any future commercial products or therapeutic candidates beyond the existing terms, in which case, we will not have access to existing rights upon the expiration and will therefore not be able to develop such therapeutic candidates or commercialize or promote such products following the initial terms of our agreements; and
●	our collaborators may wish to terminate the collaborative arrangements due to any disagreements or conflicts with us, a change in their assessment that the arrangement is no longer valuable, a change in control or in management or in strategy, changes in product development or business strategies of our collaborators.

In addition, our reliance upon our partners in connection with commercial activities subjects us to a number of additional risks, including but not limited to, the following:

●	we do not generally control our partners’ communications with the FDA or other foreign regulatory authorities, and the FDA or other foreign regulatory authorities may determine not to approve or elect to withdraw the products from the market due to various factors including any action or inaction taken by our partners (see “ – Talicia® or products which we may commercialize or promote in the future may be subject to recalls or market withdrawal that could have an adverse effect on our reputation, business, financial condition or results of operations”);
●	in many instances, we rely on our partners to take enforcement action to protect the IP and regulatory protections, if any, of Talicia® and any future commercial products. Their failure to diligently protect these products could materially affect our commercial success;
●	we rely on our partners to be responsible for the manufacture of Talicia®, including through third-party manufacturers with the requisite quality and manufacturing standards as required under applicable laws and regulations, and we also rely on those same partners to supply their respective products and active pharmaceutical ingredients (“APIs”), which may result in us having those respective products and APIs in insufficient quantities or not delivered in as timely a manner as is necessary to achieve adequate or successful promotion and sale of their respective products;
●	our partners relating to Talicia® and any future commercial products may significantly create or change reimbursement agreements or increase or decrease the price of their respective products to a level that could adversely affect our sales or revenues;
●	our partners may make decisions related to the product and take critical actions to support the product, including with respect to promotion, sales and marketing, medical affairs and pharmacovigilance, and any action or inaction taken by those same partners may adversely affect the approval, promotion and sales of their respective commercial products;

●	our partners may terminate their agreements with us after an agreed-upon period for reasons set forth in those same partners’ respective agreements with us;
●	our partners for future commercial products may change or create new agreements with wholesalers, Pharmacy Benefit Managers or other important stakeholders, which may significantly impact our ability to achieve commercial success, or they may fail to negotiate reimbursement agreements with payors which could also negatively affect our commercial success;
●	our partners may change the price of their respective commercial products to a level that could adversely affect our sales or revenues;
●	our partners may not be successful in maintaining or expanding reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators, which may adversely affect the sales of their respective products; and
●	our partners, such as Hyloris, may not pursue their activities under our license agreements, or may not be able to develop, manufacture, register and/or commercialize our products, directly or through third parties, distributors and/or sublicensees.

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

Part of our strategy is to identify and acquire rights to products that have been cleared or approved for marketing in the U.S. or elsewhere, and in particular, those with a therapeutic focus on GI, infectious diseases and oncology or with therapeutic activities which are overlapping or complementary to our existing commercial activities. Management has evaluated, and expects to continue to evaluate, a wide array of potential strategic acquisitions. From time to time, management may engage in discussions regarding potential acquisitions or licensing of rights to certain products that management believes are important to our business. Any one of these transactions could have a material effect on our reputation, business financial condition or results of operations. In connection with these acquisitions or licensing transactions, we may:

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

Maintaining and potentially expanding the necessary commercial capabilities is competitive and time-consuming, and the commercialization of Talicia® requires a significant expenditure of operating, financial and management resources. Even with those investments, we may not be able to effectively commercialize Talicia®, or we may incur more expenditures than anticipated in order to maximize our sales. We cannot guarantee that we will be able to maintain or expand our sales, marketing, distribution, and market access capabilities and enter into and maintain any agreements necessary for commercialization with payors and third-party providers on acceptable terms, if at all. If we are unable to maintain or expand such capabilities, either on our own or by entering into agreements with others, or are unable to do so in an efficient manner or on a timely basis, we will not be able to maximize the commercialization of Talicia® or products that we may commercialize or promote in the future, which would adversely affect our reputation, business, financial condition or results of operations.

Even if the commercialization of Talicia® and any future commercial products is successful, we may fail to further our business strategy as anticipated or to achieve anticipated benefits and success. We may incur higher than expected costs in connection with the commercialization of Talicia®, and we may encounter general economic or business conditions that adversely affect these products.

In addition, if we incur higher than expected costs in connection with the commercialization of Talicia® and any future commercial products, we may need to reduce or terminate our commercial activities, which may have a material adverse effect on our reputation, business, financial condition or results of operations.

We have a limited history of independently commercializing products that we developed and for which we obtained regulatory approval, such as Talicia®, and a limited history of commercializing products in the U.S. Due to our limited experience, we may have difficulty commercializing Talicia® or promoting or commercializing any products for which we may obtain FDA approval or to which we may acquire commercialization or promotion rights in the future.

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

There can be no assurance we will successfully commercialize Talicia® or any products we may commercialize or promote in the future.

In addition, many companies, both public and private, including well-known pharmaceutical companies and smaller niche-focused companies, are currently selling, marketing and distributing drug products that directly compete with Talicia® and therapeutic candidates that we may seek to commercialize in the future. Many of these companies have significantly greater financial capabilities, marketing, and sales experience and resources than us. As a result, our competitors may be more successful than we are in commercializing products, and we may not be able to generate sufficient revenue to achieve or sustain profitability.

Our failure to accurately forecast demand for Talicia® and any future commercial products, or to quickly adjust to forecast changes, could adversely affect our business and financial results.

Market uncertainty makes it difficult for us to accurately forecast future commercial product demand. We will be setting target levels for the manufacture of Talicia® and any future commercial products in advance of purchases based upon our forecasts of commercial product sales.

If our forecasts exceed demand, we could experience excess inventory of APIs or of Talicia® and any future commercial products, which can increase our inventory costs and result in obsolete inventory. Alternatively, if demand exceeds our forecasts, this may cause a shortage of commercial products, or the APIs used in our products, which could result in an inability to satisfy demand for Talicia® and any future commercial products and a resulting material loss of market share and potential revenue. A failure to accurately predict the level of demand for Talicia® and any future commercial products could adversely affect our revenues and net income.

In addition, some of our suppliers may require extensive advance notice of our requirements in order to produce APIs or commercial products in the quantities we desire. Long lead times may require us to place orders far in advance of the time when the commercial products will be offered for sale, and limitations on our flexibility to change such orders may not only make it difficult for us to accurately forecast demand for Talicia® and any future commercial products, but also expose us to risks relating to shifts in consumer demand and trends and adversely affecting our operating results.

If third parties do not manufacture, our therapeutic candidates, upon approval, if any, or products we may commercialize or promote in the future in sufficient quantities, within the required timeframes, at an acceptable cost and in accordance with applicable quality standards and other regulatory requirements, the commercialization of Talicia® or products we may commercialize or promote in the future may be adversely affected, or clinical development of our therapeutic candidates.

We do not currently own or operate manufacturing facilities. We rely on, and expect to continue to rely on, third parties to manufacture commercial quantities of Talicia® and products that we may commercialize or promote in the future and clinical quantities of our therapeutic candidates. We currently rely on Recipharm and other contracting parties to provide sufficient quantities of Talicia® in the required timeframe. We rely on various third parties to satisfy our supply requirements and there is no guarantee they will be able to do so successfully or in a timely manner. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our therapeutic candidates and any products that we may commercialize or promote may adversely affect our future operations and our ability to commercialize Talicia® and any products that we may commercialize or promote on a timely and competitive basis, and to develop therapeutic candidates.

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

We currently do not manufacture any APIs ourselves. Instead, we rely on third-party vendors for the development, manufacture, and supply of our APIs that are used to formulate Talicia® and products we may commercialize or promote in the future and our therapeutic candidates. If these suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, we could experience delays in supplying product to market or commercial supply shortages that would adversely affect our sales of products we currently or may commercialize or promote in the future, or delays in obtaining regulatory clearances or approvals for our therapeutic candidates.

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

If we are not able to find stable, affordable, high quality, or reliable supplies of our APIs, we may not be able to produce enough supplies of Talicia® or products we may commercialize or promote in the future, or of our therapeutic candidates, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

In addition, while to date there have been no significant disruptions to our supply chain, including to the manufacture of our APIs or their starting materials, there may be unfavorable changes in the availability or cost of raw materials, intermediates, and other materials necessary for production, which may result in disruptions in our supply chain.

We anticipate continued reliance on third party manufacturers for Talicia®, and we expect to rely on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates.

We rely on, and we expect to continue to rely on, third-party manufacturers to produce commercial quantities of Talicia®. In addition, we expect to rely on third-party manufacturers to produce products that we may commercialize or promote in the future. To date, other than Talicia®, which the FDA has approved for marketing in the U.S., our therapeutic candidates have been manufactured in relatively small quantities for preclinical testing and clinical trials, as well as for other regulatory purposes by third-party manufacturers. If the FDA or other regulatory agencies approve any of our current or future therapeutic candidates for commercial sale, we expect that we would rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. These manufacturers may not be able to successfully increase or maintain the manufacturing capacity for Talicia® or any product we may commercialize or promote in the future or any of our therapeutic candidates that may be approved in the future, in a timely or economic manner, or at all. The significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. Foreign regulatory agencies may also require the approval of additional validation studies for scaling up the manufacturing process of any of our therapeutic candidates or current or future commercial products. If the third-party manufacturers are unable to successfully increase or maintain the manufacturing capacity for a therapeutic candidate, Talicia® or for products that we may commercialize or promote in the future, or if we are unable to secure replacement third-party manufacturers or unable to establish our own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply. A supply disruption from any of our third-party manufacturers could have a material adverse effect on our reputation, business, financial condition or results of operations.

Reliance on third-party manufacturers entails risks, including, but not limited to:

●	manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our current or future commercial products, including Talicia®, or any future therapeutic candidates, if approved, or otherwise do not satisfactorily perform according to the terms of their agreements with us;
●	the possible termination or nonrenewal of manufacturing agreements by the third-party manufacturers at a time that is costly or inconvenient for us;
●	the possible breach of manufacturing agreements by third-party manufacturers;
●	inability to fulfill all or part of our undertakings and commitments to our current or future commercialization partners in the U.S. and other territories, such as our partners, Gaelen Medical and Hyloris, due to, among other things, delays or lack of supply by manufacturers of commercial products or the supply of such products in quantity or quality which is inadequate or not in line with the required regulatory standards or our agreements;
●	delays in obtaining regulatory approval for any future therapeutic candidates, if our third-party manufacturers fail to satisfy FDA inspection requirements in connection with pre-approval inspections or otherwise fail to comply with regulatory requirements; and
●	product loss or serious adverse events due to contamination, equipment failure, or improper installation or operation of equipment or operator error.

If we are unable to establish collaborations for our therapeutic candidates or products we may commercialize or promote, or otherwise not be able to raise significant additional capital, we will likely need to alter or abandon our development and commercialization plans.

Our drug development programs and the potential commercialization of our approved products or our therapeutic candidates and products that we may commercialize or promote in the future will require additional cash to fund expenses. As such, our strategy includes either selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering the development or potential commercialization of our approved products and therapeutic candidates, if approved, promoting or commercializing products, in whole or in part, in some or all jurisdictions or through our own commercialization capabilities, such as our partnerships with Gaelan Medical and Hyloris. With respect to potential new third-party partners for the development or commercialization of our approved products and therapeutic candidates, if approved, and development or commercialization of products that we may commercialize or promote in the future, we may not be successful in entering into collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development, commercialization or promotion agreements or otherwise raise significant additional capital to secure our own commercialization capabilities, we may have to limit the size or scope of our activities or we may have to delay or terminate one or more of our development or commercialization programs. Any failure to enter into (or in the case of Gaelen Medical and Hyloris, any failure to maintain) development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidates or products we may commercialize or promote or failure to develop, market and commercialize such commercial products or therapeutic candidates or products we may commercialize or promote independently may have an adverse effect on our reputation, business, financial condition or results of operations.

We may depend on our ability to identify, consummate and integrate in-licenses or acquire additional therapeutic candidates to achieve commercial success, including products approved or cleared for marketing in the U.S. or elsewhere.

Talicia® and our five clinical-stage development therapeutic candidates were all acquired or licensed by us from third parties and we may in the future pursue in-licenses or acquisitions of additional therapeutic candidates or products and seek to integrate them into our operations as well. We evaluate internally and with external consultants each therapeutic candidate we in-license or acquire. However, there can be no assurance as to our ability to accurately or consistently identify therapeutic candidates or products that have been approved or cleared for marketing in the U.S. or elsewhere that are likely to achieve commercial success. In addition, even if we identify additional therapeutic candidates or products that have been approved or cleared for marketing in the U.S. or elsewhere that are likely to achieve commercial success, there can be no assurance as to our ability to in-license or acquire such therapeutic candidates or products under favorable terms or at all. In-licenses and acquisitions of therapeutic candidates and products involve risks that could adversely affect our future results of operations.

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

We acquired our rights to Talicia® and RHB-104 from a third party pursuant to an asset purchase agreement. In addition, we in-licensed our rights to three other therapeutic candidates, RHB-102 (Bekinda®), opaganib, and RHB-107 (upamostat), pursuant to license agreements in which we received exclusive perpetual licenses to certain patent rights and know-how related to these therapeutic candidates. These agreements require us to make payments and satisfy various performance obligations in order to maintain our rights and licenses with respect to these marketed products and therapeutic candidates. If we or our collaborators do not meet our or their respective obligations under these or future agreements, or if other events occur that are not within our control, such as the bankruptcy of a licensor, we could lose the rights to commercialize Talicia® and any future commercial products or to our therapeutic candidates, experience delays in developing our therapeutic candidates or incur additional costs.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under these agreements in a timely manner or if other events occur that are not within our control, such as the bankruptcy of a licensor, which impact our ability to prosecute certain patent applications and maintain certain issued patents licensed to us, we could lose the rights to Talicia® and any future commercial products or our therapeutic candidates which could have a material adverse effect on our reputation, business, financial condition or results of operations. We manage a large portfolio of patents and may decide to discontinue maintaining certain patents in certain territories for various reasons, including costs, such as a current belief that the commercial market for the therapeutic candidate will not be large or that there is a near-term patent expiration that may reduce the value of the therapeutic candidate. In the event we discontinue maintaining such patents, we may not be able to enforce rights for our therapeutic candidates or protect our therapeutic candidates from competition in those territories.

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

Our existing agreements impose, and we expect that future acquisition, commercialization or license agreements will impose, various diligence, milestone payments, royalty or other obligations on us. Such agreements require, or may in the future require, us to remit upfront and royalty payments or performance milestone payments for commercial products that we in-license and to supply and delivery of know-how for products that we out-license. Any failure on our part to perform our obligations could lead to us losing rights under our licenses or commercialization agreements, including rights to certain of the actual products under certain circumstances, and could thereby adversely affect our business. If there is any conflict, dispute, disagreement or issue of non-performance between us and our third-party partners regarding our rights or obligations under the acquisition, commercialization or license agreements, including any such conflict, dispute or disagreement arising from our failure to satisfy payment obligations under any such agreement or to perform certain activities or to adhere to any contractual obligation, we may be liable to pay damages and incur costs, and it could lead to delays in the research, development, collaboration, and commercialization of Talicia®, products we may promote or commercialize in the future or our therapeutic candidates. The resolution of such disputes could require or result in litigation or arbitration, which could be time-consuming and expensive. Such third-party partner may have a right to terminate the affected license or commercialization agreement subject to a dispute. If our existing agreements are terminated, it would have a material adverse effect on our reputation, business, financial condition or results of operations.

Our business could suffer if we are unable to attract and retain key personnel and additional highly qualified personnel.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned clinical trials or the commercialization of Talicia® and therapeutic candidates, if approved, and any product we may commercialize or promote in the future, or otherwise affect our ability to manage our company effectively and to carry out our business plan. These key personnel are Dror Ben-Asher, our Chief Executive Officer, Reza Fathi, Ph.D., our Senior Vice President for Research and Development, Gilead Raday, our Chief Operating Officer, Adi Frish, our Chief Corporate and Business Development Officer, Guy Goldberg, our Chief Business Officer, Razi Ingber, our Chief Financial Officer, Rick D. Scruggs, President, RedHill U.S. and our Chief Commercial Officer, and Dr. Mark Levitt, our Chief Scientific Officer. We do not maintain key-man life insurance. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, sales, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. Our U.S. subsidiary, RedHill U.S., previously experienced high turnover rates. A sustained labor shortage or increased turnover rates within our employee base as a result of general macroeconomic or other factors, could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our manufacturing and distribution facilities and overall business. If we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, have unintended negative effects, our business could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse impact on our operations, results of operations, liquidity or cash flows.

In addition, so long as we continue to promote Talicia® and in the event we promote additional commercial products we may develop, we need to maintain and may need to expand our marketing and sales capabilities and retain key personnel and talented commercial employees including sales representatives. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have. This has made it more difficult for us to successfully retain and attract key and other personnel that are key to our growth and even the viability of our commercial operations, particularly given the numerous challenges we face, including management’s substantial doubt about our ability to continue as a going concern. Many of our sales representatives, including some of our must successful ones, have departed our company over time to pursue more lucrative employment opportunities. We believe this trend may continue in the future and could pose a major challenge to our ability to operate our commercial operations. If we cannot attract and retain sufficiently qualified suitable employees on acceptable terms, we may not be able to develop and commercialize our commercialized products and competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could materially prevent us from successfully growing our company.

We face several risks associated with international business.

We operate our business in multiple international jurisdictions. Such operations could be materially affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, changes in data privacy laws, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, Talicia® and products we may commercialize or promote, or our therapeutic candidates, as well as by political unrest, unstable governments and legal systems, and inter-governmental disputes. For example, although we entered into an exclusive worldwide development and commercialization licensing agreement, excluding North America, with Hyloris for RHB-102 (Bekinda®), an exclusive license agreement with Gaelan Medical for Talicia® in the UAE and the Exclusive License Agreement (as defined herein) for opaganib in South Korea, our licensing partners may not be able to obtain regulatory approval for opaganib in South Korea or for RHB-102 elsewhere (excluding North America), may experience a termination of the agreements, or may be unable to sell the products or sell the products in sufficient quantities to generate meaningful revenues. In addition, we are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics (as described above), tariffs and trade disputes and other international events. In the UAE, for example, threats to the stability of the Abraham Accords between the UAE, the U.S. and Israel may disrupt our ability to supply Talicia®. Also, given that some of our operations are conducted in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel, and any existing conflicts may potentially escalate in the future to more violent events. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, the current armed conflict in Ukraine and the subsequent economic sanctions imposed by some countries on Russia and certain territories in Ukraine may negatively impact the supply chain for our commercial product, our R&D activities and our business development activities.

We face risks associated with the lawsuit we initiated against Kukbo. Even if we prevail in the lawsuit against Kukbo, we may need to enforce the judgment in South Korea if Kukbo does not promptly pay the judgment.

On September 2, 2022, we filed a lawsuit against Kukbo Co. Ltd. (“Kukbo”) in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under the Subscription Agreement (as defined herein), in exchange for the ADSs we were to issue to Kukbo, and in delivering to us the further payment of $1.5 million due under the Exclusive License Agreement. Kukbo thereafter filed counterclaims alleging breach of contract, misrepresentation, and the breach of the duty of good faith and fair dealing. On December 2, 2024, we were awarded a judgment of approximately $6.5 million in principal and approximately $1.5 million in accrued interest as of the date of the judgment, which interest continues to accrue at a rate of 9% per annum, in a summary judgment by the Supreme Court of the State of New York. In addition, in accordance with the court's ruling that we are entitled to recover attorneys’ fees, we filed a motion seeking recovery of approximately $1.8 million in legal fees as of December 31, 2024. The court dismissed the entirety of Kukbo’s counterclaims in the case. Kukbo filed a notice of appeal and retains the right to seek an appeal.

We are party to a contingency fee agreement with our legal counsel, Haynes and Boone, LLP, entered into on November 20, 2023, as amended on December 29, 2024. Under this agreement, such firm is entitled to a double-digit percentage of any gross recovery, if and only if the case ends in a final favorable outcome not subject to further appeal. If no collection is made within six months of such an outcome, we are required to pay such firm its standard hourly fees incurred since entering the agreement—approximately $1.1 million as of December 31, 2024—and must pay the full contingency amount if collection occurs later.

We intend to vigorously pursue the recovery of attorneys’ fees and the collection of the judgment. Due to the uncertainties of litigation, we can give no assurance that we will ultimately prevail on appeal or succeed in collecting any or all of the amounts awarded to us. If we do not prevail, we will not owe any legal fees under the contingency arrangement; however, if we prevail but are unable to collect in a timely manner, we still may be required to pay the legal fees described above even if we do not receive any recovery. In addition, we may have to pay associated damages and related expenses and legal fees if Kukbo receives a favorable appeal on the judgment (if an appeal is filed). The lawsuit against Kukbo may additionally divert management’s attention and resources in preparing for any continued litigation and defending our claim, result in disruptions to our business, and require us to pay legal fees, damages, or associated expenses, all of which could adversely affect our ability to conduct our business.

Risks Related to Regulatory Matters

If we or our future development or commercialization partners are unable to obtain or maintain the FDA or other foreign regulatory clearance and approval for Talicia® and any future commercial products or therapeutic candidates, we or our commercialization partners will be unable to commercialize Talicia® or future products or therapeutic candidates, upon approval, if any.

Talicia® must maintain, and any future products must obtain and maintain, FDA and other foreign regulatory clearance and approval before commercialization.

Talicia® was approved for marketing in the U.S. for the treatment of H. pylori infection in adults in November 2019. Pursuant to our license agreement with Gaelan Medical, Gaelan Medical received marketing approval for Talicia® in the UAE and Gaelan Medical subsequently placed the first commercial order for Talicia®, which was dispatched from the contract manufacturing organization (“CMO”) in December 2023. In August 2024, we announced the launch of Talicia in the UAE.  However, future regulatory developments may lead to a loss of the right to commercialize Talicia® or any product we may commercialize or promote in the future.

We currently have five therapeutic candidates in development, most of which are in clinical stage development, with the goal of eventually seeking FDA or other foreign regulatory approvals. Our commercial product and therapeutic candidates are subject to extensive governmental laws, regulations, and guidelines relating to the development, clinical trials, manufacturing, marketing, promotion, and commercialization of pre- and post-approval prescription drugs. We may not be able to submit for or obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining or maintaining, or the failure to obtain or maintain, required regulatory clearances and approvals will increase our costs and may materially adversely affect our ability to continue to generate meaningful revenues and could adversely impact our reputation, business, financial condition, results of operations or ability to attain or sustain revenues from other markets. We also are, and will be, subject to numerous regulatory requirements from both the FDA and other foreign regulatory authorities that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, clearance or approval by one regulatory authority does not ensure clearance or approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and requirements and may impose additional testing, development and manufacturing requirements for Talicia® and products that we may commercialize or promote in the future and for or our therapeutic candidates.

Additionally, the FDA or other foreign regulatory authorities may require, or companies may pursue, additional clinical trials after a product is approved for marketing. Such postmarketing studies may be mandated by the FDA or other foreign regulatory authorities as conditions for initial or continued approval for marketing. The FDA or other foreign regulatory authorities have expressed statutory authority to require holders of NDAs to conduct postmarketing trials to specifically address safety and other issues identified by the regulatory authority. Failure to comply with postmarketing requirements may result in enforcement actions from the FDA, including, but not limited to, warning letters and/or civil monetary penalties.

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

Additionally, the FDA or other foreign regulatory authorities may change their clearance or approval policies or adopt new laws, regulations or guidelines that materially delay or impair our ability to commercialize Talicia® and products that we may commercialize or promote in the future, or our ability to obtain the necessary regulatory clearances or approvals for any of our current or future therapeutic candidates.

Further, if there are significant reductions in the FDA’s workforce, specifically at the Center for Drug Evaluation and Research (“CDER”), there may be unforeseen delays in the review of a future product’s NDA or a current or future product’s NDA supplement application. A delay in the review of such applications could delay our ability to commercialize and promote any of our future products in the United States.

Talicia® or products which we may commercialize or promote in the future may be subject to recalls or market withdrawal that could have an adverse effect on our reputation, business, financial condition or results of operations.

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

Regulatory authorities in other jurisdictions may have similar procedures that may subject any product we may commercialize or promote to limitations or withdrawal requests. In addition, the FDA or other foreign regulatory authorities may determine that the chemistry, manufacturing and controls (“CMC”) of marketed products that we develop, acquire or to which we acquire commercialization rights, such as Talicia® , is unsatisfactory due to the manufacturing standards of the products. If either of these or any regulatory action is taken, Talicia® or any product we commercialize or promote in the future could be withdrawn from the market at any time. In addition, we may suffer from delays in further commercialization of any product we commercialize or promote.

We and our third-party manufacturers or our partners’ manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities, such as applicable current good manufacturing practices and other quality-based regulations.

We and our third-party manufacturers or our partners’ manufacturers are, and will be, required to adhere to laws, regulations, and guidelines of the FDA and other foreign regulatory authorities setting forth current good manufacturing practices (“cGMP”). These laws, regulations, and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to Talicia® and any products we may commercialize or promote, and our therapeutic candidates with varying cGMP rigors depending on what phase each of our respective therapeutic candidates is in with respect to its drug development process. We and our third-party manufacturers and our partners’ manufacturers may not be able to comply with applicable laws, regulations, and guidelines. We and our third-party manufacturers and our partners’ manufacturers are, and will be, subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the U.S. Our failure, or the failure of our third-party manufacturers or our partners’ manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, delays or suspension of clinical trials, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of Talicia® and any future commercial products and therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of Talicia® and any future commercial products and therapeutic candidates, and materially and adversely affect our reputation, business, financial condition or results of operations.

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

Talicia® , and any product we may commercialize or promote in the future, even if all regulatory clearances and approvals are obtained, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations, and guidelines, we could lose those clearances and approvals, and our reputation, business, financial condition or results of operations may be materially and adversely affected.

We or our development or commercialization partners, as applicable, are and will be subject to ongoing reporting obligations with respect to Talicia®, RHB-102 and any cleared or approved product that we may develop, commercialize or promote in the future, including pharmacovigilance, and with respect to our therapeutic candidates, even if they receive regulatory clearance or approval. In addition, the manufacturing of Talicia®, the development of RHB-102 and any other product we may develop, commercialize or promote, whether currently or in the future, and our therapeutic candidates, will be subject to continuing regulatory review and approval, including inspections by the FDA and other foreign regulatory authorities. The results of any ongoing review may result in withdrawal from the market of Talicia® , RHB-102 or products we may develop, commercialize or promote in the future, interruption of manufacturing or development operations or imposition of labeling or marketing limitations for such commercial or development products or therapeutic candidate, or other potentially significant enforcement actions. Since many more patients are exposed to drugs following their marketing clearance or approval, serious adverse reactions that were not observed in clinical trials may occur during the commercial marketing of Talicia® , the development of RHB-102 or any product we may develop, commercialize or promote in the future, including therapeutic candidates.

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

If we or our current or future development or commercialization partners, as applicable, are required to conduct additional clinical trials or other testing of Talicia®, RHB-102 or any other product we may develop, commercialize or promote, or of our therapeutic candidates, we may face substantial additional expenses, be delayed in obtaining marketing clearance or approval, if required by the FDA, or may never obtain marketing clearance or approval for such product we may develop, commercialize or promote or therapeutic candidate.

Third-party manufacturers and the manufacturing facilities that we and our development or commercialization partners use to manufacture Talicia® , develop RHB-102 and any other products that we may develop, commercialize or promote, and therapeutic candidate, will be subject to periodic review and inspection by the FDA and may be subject to similar review by other regulatory authorities. Later discovery of previously unknown problems with Talicia® , RHB-102 and products we may develop, commercialize or promote, or any therapeutic candidate, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions, including but not limited to the following:

●	restrictions on such therapeutic candidate, marketed product, manufacturer or manufacturing process;
●	warning letters from the FDA or other foreign regulatory authorities;
●	withdrawal of the marketed product from the market;
●	withdrawal of the therapeutic candidate from use in a clinical trial;
●	suspension or withdrawal of regulatory approvals;
●	refusal to approve pending applications or supplements to approved applications that we or our development or commercialization partners submit;
●	voluntary or mandatory recall;
●	fines;
●	refusal to permit the import or export of Talicia® , RHB-102 or products that we may develop, commercialize or promote in the future or our therapeutic candidates;
●	product seizure or detentions;
●	injunctions or the imposition of civil or criminal penalties; and
●	adverse publicity.

If we or our current or future development or commercialization partners, suppliers, third-party contractors or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we and our development or commercialization partners may lose marketing clearance or approval for any products already cleared or approved for marketing in any jurisdiction, resulting in decreased or lost revenue from such products and could also result in other civil or criminal sanctions, including fines and penalties, and we may lose marketing clearance or approval of any of our therapeutic candidates, if any of our therapeutic candidates are approved for marketing.

We may encounter delays in receipt of FDA approval, if any, for our therapeutic candidates due to CMC, clinical studies, efficacy, safety, or regulatory or other issues.

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

If any of these or other issues occur, we may face substantial additional expenses and otherwise experience delays in obtaining FDA approval of the NDAs we may file in the future for our therapeutic candidates, including RHB-104/RHB-204 for Crohn’s disease, or may never obtain the FDA approval for such NDAs.

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

We have limited resources and experience in conducting and managing the clinical trials that are required to obtain or maintain regulatory approvals and commence or continue commercial sales. Clinical trials and related non-clinical studies are expensive, complex, can take many years and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned clinical trials that will cause delays, including suspension of a clinical trial, delay of data analysis or release of the final report. The clinical trials of our therapeutic candidates may take significantly longer to complete than estimated. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could materially delay or prevent the obtainment of a regulatory approval of current or future therapeutic candidates and delay or prevent their commercialization. In addition, clinical trial results are subject to varying interpretations. Even if we consider a clinical trial successful, the FDA may find our data insufficient to support approval of an NDA, which may prevent our products from obtaining regulatory approval or may necessitate additional clinical trials.

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

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. As such, despite the results reported in earlier clinical trials or related non-clinical studies of our therapeutic candidates, we do not know if we will be able to complete the clinical trials or related non-clinical studies we conduct or if such clinical trials will demonstrate adequate safety and efficacy sufficient to request and obtain regulatory approval to market our therapeutic candidates. If any of the clinical trials or related non-clinical studies of any of our current or future therapeutic candidates do not produce favorable results sufficient to support an application for marketing approval or are found to have been conducted in violation of the FDA’s or other regulatory body’s standards governing such studies, our ability to request and obtain regulatory approval for the therapeutic candidate may be adversely impacted, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

If a validated lab test for MAP will not become available, our ability to develop or obtain approval for RHB-104/RHB-204 in Crohn’s disease may be adversely impacted.

A validated lab test for the detection of MAP bacteria in Crohn’s disease patients is likely to be required in order to advance this development program. We do not know if and when such a test for MAP will become available and we depend on third parties’ resources and expertise in this area. If such a test for MAP will not become available, our ability to develop or obtain regulatory approval to market RHB-104/RHB-204 may be adversely impacted.

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

In the U.S., under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the U.S. In 2011, the FDA granted to RHB-104 orphan drug designation for the treatment of Crohn’s disease in the pediatric population; in 2017, the FDA granted to opaganib orphan drug designation for the treatment of cholangiocarcinoma and granted to RHB-107 (upamostat, formerly Mesupron) orphan drug designation for the treatment of pancreatic cancer; in 2020, the FDA granted orphan drug designation to RHB-204 for the treatment of nontuberculous mycobacteria (“NTM”) infections; and in 2024, the FDA granted opaganib orphan drug designation for the treatment of neuroblastoma, a type of childhood cancer.

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

Modifications to Talicia® or to any product that we may commercialize or promote in the future, or our therapeutic candidates, may require new regulatory clearances or approvals or may require us or our development or commercialization partners, as applicable, to recall or cease marketing any of our approved products, or delay further studies of our therapeutic candidates in human subjects until clearances or approvals are obtained.

Modifications to Talicia® and any products we may commercialize or promote, or to our therapeutic candidates, after they have been cleared or approved for marketing, if at all, may require new regulatory clearance or approvals, in particular, if we seek or are required to expand our operations to jurisdictions outside of the U.S., and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other regulatory authorities require pharmaceutical product and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable laws, regulations, and guidelines that a modification may be implemented without pre-clearance by the FDA or other regulatory authorities. However, the FDA or other regulatory authorities can review a manufacturer’s decision and may disagree. The FDA or other regulatory authorities may also, on their own initiative, determine that a new clearance or approval is required. If the FDA or other regulatory authorities require new clearances or approvals of any pharmaceutical product for which we or our partners, including development or commercialization partners, previously received marketing approval, we or our partners, including development or commercialization partners, may be required to recall and stop marketing such marketed product, which could require us or our partners, including development or commercialization partners, to redesign the marketed product and may cause a material adverse effect on our reputation, business, financial condition or results of operations.

Risks Related to Our Industry

The development of opaganib and RHB-107 have been supported by government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers. In addition, the government is under no obligation to continue to support research and development of our products and can cease such support at any time which could be irreplaceable to the research and development process of our products.

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

The research and development of opaganib and RHB-107 has relied on support by the National Institutes of Health and the U.S. Department of Defense and other government bodies. These government bodies can withdraw, reduce or end their support of our products at any time, and this would significantly impair our ability to research and develop them further. In addition, the government is under no obligation to continue to support research and development of our products and can cease such support at any time which could be irreplaceable to the research and development process of our products as well as any current or future preclinical or clinical studies. For example, on January 30, 2025, we were notified that funding from the U.S. Government Department of Defense's Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (JPEO-CBRND) for the ongoing 300-patient Phase 2 RHB-107 arm of the ACESO PROTECT platform trial for early COVID-19 outpatient treatment is subject to termination, requiring the study to cease enrollment on March 5, 2025, prior to completion. It is estimated that approximately 100 patients have been enrolled out of a fully enrolled target patient population of 300. Due to the reduced number of patients enrolled in this study, the study result may not lead to conclusions regarding the efficacy of RHB-107 in this trial.

Moreover, with the change in presidential administration that recently occurred in the United States, government spending programs have become even more difficult to predict and may be subject to greater risk. Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the spending priorities of the new U.S. presidential administration and Congress and what challenges budget reductions may present for our industry generally or for our Company. In particular, U.S. President Trump recently attempted to place a widespread freeze on most federal grants and loans. Any freeze on government support for our products, programs or studies could significantly impair our research and development activities, business and operations.

The market for Talicia®, for any product we may commercialize or promote in the future and for our therapeutic candidates is rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs, generic products, treatments and products which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching, developing and marketing products designed to address the indications for which we are currently developing therapeutic candidates or may develop therapeutic candidates in the future or for which we may commercialize or promote products. There are various other companies that currently market, are in the process of developing or may develop in the future products that address all of the indications or diseases treated by Talicia®, products that we may commercialize or promote in the future, and our therapeutic candidates.

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed or will be developed by others may render Talicia®, products we may commercialize or promote in the future and our therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to Talicia®, products we may commercialize or promote in the future and our therapeutic candidates. In addition, Talicia® and products we may commercialize or promote in the future may compete with products of third parties for market share, and generic drugs or products that treat the same indications as Talicia® or products we may commercialize or promote in the future, which can have an adverse effect on our revenues by reducing our market share or requiring us to reduce the price of the products we market.

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

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations, Talicia® or products we may commercialize or promote in the future, even if commercialized and therapeutic candidates. Many of our targeted diseases and conditions can also be treated by other medications or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use, among other possible advantages. The established use of these competitive drugs may limit the potential for widespread acceptance of Talicia®, products we may commercialize or promote in the future and our therapeutic candidates.

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

Unexpected safety or efficacy concerns can arise with respect to any product we may commercialize or promote, whether or not scientifically justified, potentially resulting in product recalls, withdrawals or declining sales, as well as product liability, consumer fraud or other claims. The market perception and reputation of any product we commercialize or may commercialize or promote in the future, and their safety and efficacy are important to our business and the continued acceptance of any such product. Any negative publicity about any of our current or future commercial products, such as the pricing of any product, discovery of safety issues, adverse events, or even public rumors about such events, could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, the discovery of one or more significant problems with a product similar to Talicia® or products we may commercialize or promote in the future that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have an adverse effect on the current or future commercialization of any product we may commercialize or promote. New data about Talicia® or products that we may commercialize or promote in the future, or products similar to Talicia® or those we may commercialize or promote in the future, could cause us reputational harm and could negatively impact demand for such products due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal. Any of the foregoing could have a material adverse effect on our reputation, business, financial condition or results of operations.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the U.S.

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) (the “ACA”) and on March 30, 2010, he signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients, and other healthcare policy reforms. Through the law-making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made to extend medical benefits to certain Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs, and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation was one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions were designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in Talicia®, products we may commercialize or promote in the future, and our therapeutic candidates, being chosen less frequently or the pricing being substantially lowered. At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

These structural changes could entail further modifications to the existing system of private payors and government programs (such as Medicare, Medicaid, and the Children’s Health Insurance Program), creation of government-sponsored healthcare insurance sources, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the U.S. could impact the reimbursement for prescribed drugs and pharmaceuticals, including Talicia®, those we and our development or commercialization partners are currently developing or those that we may commercialize or promote in the future. If reimbursement for the products we currently commercialize or promote, any product we may commercialize or promote, or approved therapeutic candidates is substantially reduced or otherwise adversely affected in the future, or rebate obligations associated with them are substantially increased, it could have a material adverse effect on our reputation, business, financial condition or results of operations.

Extending medical benefits to those who currently lack coverage will likely result in substantial costs to the U.S. federal government, which may force significant additional changes to the healthcare system in the U.S. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced further by decreasing the level of reimbursement for medical services or products (including Talicia®, our development or commercialization partners or any product we may commercialize or promote, or those therapeutic candidates currently being developed by us), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for Talicia®, any product we may commercialize or promote, or any therapeutic candidate, or for which we receive marketing approval in the future, could have a material adverse effect on our reputation, business, financial condition or results of operations.

Several states and private entities initially mounted legal challenges to the Healthcare Reform Law, in particular, the ACA, and they continue to litigate various aspects of the legislation. On June 28, 2012, the U.S. Supreme Court generally upheld the provisions of the ACA at issue as constitutional. However, the U.S. Supreme Court held that the legislation improperly required the states to expand their Medicaid programs to cover more individuals. As a result, states have a choice as to whether they will expand the number of individuals covered by their respective state Medicaid programs. Some states have not expanded their Medicaid programs and have chosen to develop other cost-saving and coverage measures to provide care to currently uninsured individuals. Many of these efforts to date have included the institution of Medicaid-managed care programs. The manner in which these cost-saving and coverage measures are implemented could have a material adverse effect on our reputation, business, financial condition or results of operations.

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

During his first term in office, President Trump supported the repeal of all or portions of the ACA. President Trump also issued an executive order in which he stated that it is his administration’s policy to seek the prompt repeal of the ACA and in which he directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the ACA to the maximum extent permitted by law. Congress has enacted legislation that repeals certain portions of the ACA, including but not limited to the Tax Cuts and Jobs Act, passed in December 2017, which included a provision that eliminates the penalty under the ACA’s individual mandate, effective January 1, 2019, as well as the Bipartisan Budget Act of 2018, passed in February 2018, which, among other things, repealed the Independent Payment Advisory Board (which was established by the ACA and was intended to reduce the rate of growth in Medicare spending).

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

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, which began on January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles.  On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (which was first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA also authorizes HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. We cannot yet assess the impact that the IRA will have on the pharmaceutical industry, but it will likely be significant.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation, which uncertainty is even greater given the new Trump administration. Furthermore, we cannot predict what actions the Trump administration will implement in connection with the Health Reform Law during President Trump’s second term. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we currently, or intend to, commercialize in the U.S. or that reduce medical procedure volumes could adversely affect our operations and/or future business plans.

Third-party payors may not adequately reimburse customers for any of our products that we may commercialize or promote, including Talicia®, and may impose coverage restrictions or limitations such as prior authorizations and step edits that affect their use.

Our revenues and profits depend heavily upon the availability of adequate reimbursement for the use of Talicia®, and any products that we may commercialize or promote, from governmental or other third-party payors, both in the U.S. and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that the use of an approved or cleared therapeutic candidate or product is:

●	a covered benefit under its health plan;
●	safe, effective and medically necessary;
●	appropriate for the specific patient;
●	cost-effective; and
●	neither experimental nor investigational.

Obtaining reimbursement approval for a product that we may commercialize or promote, including Talicia®, from any government, commercial or other third-party payor is a time-consuming and costly process that could require us or our development or commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our products that we currently, or may, commercialize or promote to each payor. Even when a payor determines that a product that we currently or may commercialize or promote is eligible for reimbursement under its criteria, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or other foreign regulatory authorities, or may impose restrictions, such as prior authorization requirements, or may simply deny coverage altogether. Reimbursement rates may vary according to the use of the product that we commercialize or may commercialize or promote in the future and the clinical setting in which it is used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for products or services, and may reflect budgetary constraints or imperfections in Medicare, Medicaid or other data used to calculate these rates. In particular, reimbursement for our products may not be available from Medicare or Medicaid, and reimbursement from other third-party payors may be limited, reduced or revoked. Overall, our ability to get reimbursement coverage for our commercial products has historically been limited. Successful commercialization of Talicia® and any future commercial products requires a conducive reimbursement environment. If our products do not receive adequate reimbursement coverage, or if reimbursement coverage is reduced or otherwise adversely affected, then their respective commercial prospects could be severely limited. Although certain payors may currently provide some form of coverage for Talicia®, payors may suspend or discontinue reimbursement at any time, may require or increase co-payments from patients, may impose restrictions or limitations on coverage, or may reduce reimbursement rates for our products. If we fail to establish broad adoption of and reimbursement for Talicia® and any future commercial products, or if we are unable to maintain any existing reimbursement from payors, our ability to generate revenue could be harmed and this could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition to our existing commercial products, any new product we may commercialize or promote in the future may require that we expend substantial time and resources in order to obtain and retain reimbursement, and any of these efforts may not be successful.

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

We are subject to additional healthcare regulation and enforcement by the U.S. federal government and the states in which we conduct or will conduct our business. Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of Talicia® or any products we may commercialize or promote in the future. Our arrangements with third-party payors, customers, employees, or others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our products. The laws that may affect our ability to operate include, but are not limited to, the following:

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

The clinical trials that we conduct and the testing, manufacturing, marketing, and commercial sale and use or misuse of our therapeutic candidates and any products we may commercialize or promote, involve and will involve an inherent risk that significant liability claims may be asserted against us or our development or commercial partners. Product liability claims, or other claims related to our therapeutic candidates and any products we may commercialize or promote, regardless of merit or their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. A product liability claim could also significantly harm our reputation and the market price of our shares and decrease demand for Talicia®, products that we commercialize or promote or that are commercialized or promoted by our commercial partners, and delay market acceptance of our therapeutic candidates or products we may commercialize or promote. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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

We and our research and development or commercialization partners currently have product-liability policies that include coverage for our clinical trials and our commercial operations. However, our insurance may prove inadequate to cover claims or litigation costs, especially in the case of wrongful death claims. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of Talicia® or products we may commercialize or promote in the future, or the development of our therapeutic candidates.

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

Global economic conditions may make it more difficult for us to commercialize Talicia® and any products that we may commercialize or promote in the future and develop our therapeutic candidates.

The pharmaceutical industry, like other industries and businesses, continues to face the effects of the challenging economic environment. Patients experiencing the effects of the challenging economic environment, including increases in co-pays, may switch to generic products, delay treatments, skip doses or use other less effective treatments to reduce their costs. Challenging economic conditions in the U.S. include the demands by payors for substantial rebates and formulary restrictions limiting access to brand-name drugs. In addition, in Europe and in a number of emerging markets there are government-mandated reductions in prices for certain pharmaceutical products, as well as government-imposed access restrictions in certain countries. All of the aforesaid may make it more difficult for us to commercialize Talicia®, any products that we may commercialize or promote, and our therapeutic candidates, upon approval, if any.

Tariff policies and potential countermeasures could increase our costs and disrupt our supply chain, which could negatively impact the results of our operations.

U.S. President Trump has increased, and has indicated his willingness to continue to increase, the use of tariffs by the U.S. to accomplish certain U.S. policy goals. Such tariffs and any countermeasures could increase the cost of raw materials and components necessary for our operations, disrupt our supply chain and create additional operational challenges. Further, it is possible that government policy changes and related uncertainty about policy changes could increase market volatility. Because of these dynamics, we cannot predict the impact of any future changes to the U.S.’s or other countries’ trading relationships or the impact of new laws or regulations adopted by the U.S. or other countries on our business. Such changes in tariffs and trade regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business involves risks related to handling regulated substances, which could severely affect our ability to commercialize Talicia® and any products that we may commercialize or promote in the future and to conduct research and development of our therapeutic candidates.

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

Any such breach or interruption could compromise our networks, and the information stored there could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as HIPAA and the General Data Protection Regulation (GDPR), and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform tests, provide test results, bill facilities or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare Company financial information, provide information about our current and future solutions and other patient and clinician education and outreach efforts through our websites, and manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our reputation, business, financial condition or results of operations. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.

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

Our third-party manufacturers and suppliers have experienced in the past, supply chain disruption and shipping disruptions, including disruptions or delays in loading container cargo in ports of origin or off-loading cargo at ports of destination, congestion in port terminal facilities, labor supply and shipping container shortages, inadequate equipment and persons to load, dock and offload container vessels, among others. In addition, recently there have been shipping disruptions in the Red Sea and surrounding waterways due to attacks on marine vessels by the Houthi movement, which controls part of Yemen. These disruptions may impact our ability to receive APIs and other materials and products from our manufacturers and suppliers, to distribute our products to our customers in a cost-effective and timely manner and to meet customer demand, all of which could have an adverse effect on our financial condition and results of operations. There can be no assurance that further unforeseen events impacting the supply chain will not have a material adverse effect on us in the future. Additionally, the impacts that supply chain disruptions have on our third-party manufacturers and suppliers are not within our control. It is not currently possible to predict how long it will take for these supply chain disruptions to cease or ease. Prolonged supply chain disruption that may impact us or our manufacturers and suppliers could interrupt product manufacturing, increase raw material and product lead times, increase raw material and product costs, impact our ability to meet customer demand and result in lost sales and reputational damage, all of which could have a material adverse effect on our business, financial condition and results of operations.

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

We try to protect our proprietary position by, among other things, filing U.S., European, and other patent applications related to our therapeutic candidates, inventions and improvements that may be important to the continuing development of Talicia® and any future commercial products and therapeutic candidates, and we plan to try to do the same with products we may acquire, commercialize or promote in the future, where this is possible.

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

Changes in patent law and regulations in other countries or jurisdictions or changes in governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, in Europe, beginning June 1, 2023, European applications and patents may be subjected to the jurisdiction of the Unified Patent Court (UPC) for a single pan-European infringement action or revocation proceeding. European applications will for now have the option in certain circumstances, upon grant of a patent, of becoming a Unitary Patent that will be subject to the jurisdiction of the UPC. This is a significant change in European patent practice. As the UPC is a new court system with few decisions rendered, there is little precedent for parties to rely on at the court, increasing the uncertainty. The UPC may provide our competitors with a new forum to seek to centrally revoke our European patents if we do not opt our patents out of the UPC where permitted, and allows for the possibility of a competitor to obtain pan-European injunctions with their own UPC-designated European patents. As a single court system can invalidate a European patent, we, where applicable, may opt out of the UPC and as such, each European patent would then need to be challenged in each individual country and each infringement action pursued in each country. We cannot predict how future decisions by the any courts, or the United States Congress, or the USPTO, may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations, and prospects.

After the completion of the development and registration of our patents, third parties may still manufacture or market products in infringement of our patent-protected rights. Such manufacture or market of products in infringement of our patent-protected rights is likely to cause us damage and lead to a reduction in the prices of Talicia®, any product we may commercialize or promote, or any of our therapeutic candidates, thereby reducing our potential profits.

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

In addition, in some cases, we may rely on our licensors to conduct patent and trademark prosecution, patent and trademark maintenance or patent and trademark defense on our behalf. Therefore, our ability to ensure that these patents and trademarks are properly prosecuted, maintained, or defended may be limited, which may adversely affect our rights in the commercialization of Talicia® and any future commercial products, development of our therapeutic candidates, and potential approval for marketing of our therapeutic products. Any failure by our licensors or commercialization or development partners to properly conduct patent and trademark prosecution, patent and trademark maintenance, patent and trademark enforcement, or patent defense could materially harm our ability to obtain suitable patent protection covering Talicia® and any future commercial products or therapeutic candidates or ensure freedom to commercialize the products in view of third-party patent rights, thereby materially reducing our potential profits.

If we are unable to protect the confidentiality of our inventions, trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patents, we generally try to protect our inventions, trade secrets, know-how, and technology by entering into confidentiality or non-disclosure agreements with parties that have access to them, such as our development or commercialization partners, employees, contractors, and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

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

Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing Talicia® and any future commercial products and our therapeutic candidates.

The development, manufacture, use, offer for sale, sale or importation of Talicia® and any future commercial products or any of our therapeutic candidates may infringe on the claims of third-party patents or other intellectual property rights. Patentability, invalidity, freedom-to-operate or other opinions may be required to determine the scope and validity of third-party proprietary rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for an extension of their filings under the Patent Cooperation Treaty or other mechanisms. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import Talicia® and any future commercial products or of our therapeutic candidates in the event of an infringement action.

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

The ADSs are currently listed for trading on Nasdaq. We must satisfy Nasdaq’s continued listing requirements, including, among other things, a minimum bid price requirement of $1.00 per ADS and a minimum shareholders’ equity of $2.5 million, or risk delisting, which would have a material adverse effect on our business.

On March 11, 2024, we received a letter from Nasdaq indicating that for the thirty consecutive business days prior to March 11, 2024, the bid price for the ADSs had closed below the minimum $1.00 per ADS requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5450(a)(1). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided an initial period of 180 calendar days, or until September 9, 2024, to regain compliance. The letter stated that the Nasdaq staff will provide written notification that we have achieved compliance with Rule 5450(a)(1) if at any time before September 9, 2024, the bid price of the ADSs closed at $1.00 per ADS or more for a minimum of ten consecutive business days.

On August 20, 2024, we implemented a ratio change of the ADSs to the Company’s non-traded ordinary shares from the previous ratio of one (1) ADS representing four hundred (400) ordinary shares to a new ratio of one (1) ADS representing ten thousand (10,000) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-25 reverse ADS split. On September 3, 2024, we regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market.

However, we may fail to maintain long-term compliance with such minimum bid price requirement and there is no assurance we would be able to successfully implement another ratio change. Moreover, we previously implemented two ratio changes of the ADSs to the Company’s non-traded ordinary shares prior to receiving the letter from Nasdaq in March 2024. If we again fail to comply with such minimum bid price requirement, we may not be able to again implement a ratio change in compliance with applicable Nasdaq rules in the near term. In the event we are able to implement a ratio change, such ratio change could have the effect of causing us to not comply with other listing requirements of Nasdaq, such as the listing requirements related to publicly held shares.

Additionally, in the recent past, we did not meet the continued listing requirement for market value of publicly held shares (“MVPHS”), and only regained compliance with such requirement by transferring the listing of the ADSs to Nasdaq from the Nasdaq Global Market in November 2023. No assurance can be given that the price of the ADSs will not again be in violation of Nasdaq’s minimum bid price requirement or the MVPHS requirement in the future.

Lastly, our consolidated financial statements for the year ended December 31, 2024 contained elsewhere in this Annual Report reflect a shareholders’ equity of less than $2.5 million, which means we do not currently comply with the continued listing requirement to maintain a minimum shareholders’ equity of $2.5 million, and we will be required to cure this non-compliance.

If we are unable to comply with a listing requirement of Nasdaq following a compliance, if any, that shall apply, the ADSs would likely be delisted.

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

Based on the current composition of our gross income and assets and on reasonable assumptions and projections no assurance can be given that we will not be treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for 2025. If we were characterized as a PFIC, U.S. holders of the ADSs  may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, not qualifying for the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders, and (ii) having interest charges apply to certain distributions by us and upon certain sales of the ADSs.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

We are a non-accelerated filer, and we cannot be certain if the reduced disclosure requirements applicable to us will make the ADSs less attractive to investors.

We are currently a “non-accelerated filer”, as that term is defined in the Securities Act. Accordingly, we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not a “non-accelerated filers,” in particular, reduced disclosure obligations regarding exemptions from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting. Decreased disclosures in our SEC filings due to our status as a “non-accelerated filer” may make it harder for investors to analyze our results of operations and financial prospects.

We cannot predict if investors will find the ADSs less attractive if we rely on exemptions applicable to non-accelerated filers. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our ordinary share price may be more volatile.

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

Holders of the ADSs may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders’ meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders’ meeting. When a shareholders’ meeting is convened, holders of the ADSs may not receive sufficient advance notice of a shareholders’ meeting to permit them to cancel the ADSs and withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of the ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents are not responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as an ADS holder, they are not able to call a shareholders’ meeting.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In addition, in April 2024 and October 2024, Iran (in concert with other regional actors) launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Such attacks may continue due to continuing tensions in the region. In addition, the collapse of the Assad regime in Syria in December 2024 has led to increased instability in the region. Additionally, Yemeni rebel group, the Houthis, launched a series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain. Any or all of these situations may potentially escalate in the future to more violent events which may affect Israel and us.

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

Additionally, five members of our management team and 8 of our non-management employees reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

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

Our Amended and Restated Articles of Association provide that, unless we consent in writing to the selection of an alternative forum, the Tel Aviv District Court (Economic Division in the State of Israel (or, if the Tel Aviv District Court does not have jurisdiction, and no other Israeli court has jurisdiction, the federal district court for the District of New York) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, and (3) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law 5728-1968, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. In addition, the federal district courts of the United States for the District of New York shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to these provisions.

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

As of April 6, 2025, we had outstanding options to purchase up to an aggregate of 26,190,000 Ordinary Shares (equivalent to 2,619 ADSs) under our Award Plan and 98,401 outstanding Restricted Share Units (“RSUs”), each with respect to one ADS, which represents 10,000 of our Ordinary Shares. In addition, as of April 6, 2025, there were 3,001,613,300 Ordinary Shares (equivalent to 300,161 ADSs) reserved for issuance under our Award Plan (including Ordinary Shares subject to outstanding options and RSUs under such plan).

As of April 6, 2025, we also had outstanding warrants to purchase an aggregate of 560,662 ADSs. All warrants are exercisable at any time before April 3, 2029, subject to certain limitations and exceptions. The weighted average exercise price of the warrants is $29.60 per ADS, which is above the current market price of the ADSs, which was $2.05 per ADS based on the closing price of the ADSs on Nasdaq on April 7, 2025. The likelihood that the holders of our warrants will exercise their warrants, and the amount of any cash proceeds that we would receive upon such exercise, is dependent upon the market price of the ADSs. However, there is no guarantee that our outstanding warrants will be in the money prior to their respective expirations, and as such, they may expire worthless.

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

The stock market in general and the market price of the ADSs on Nasdaq, in particular, are subject to fluctuation, and changes in the price of our securities may be unrelated to our operating performance. The market price of the ADSs on Nasdaq has fluctuated in the past, and we expect they will continue to do so. The market price of the ADSs is and will be subject to a number of factors, including but not limited to:

●	our ability to execute our business plan, including commercialization of Talicia® and any future commercial products;
●	our ability to satisfy our contractual obligations;
●	our continued listing on Nasdaq or another securities exchange;
●	announcements of technological innovations or new therapeutic candidates or new products approved for marketing by us or others;
●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;
●	expiration or terminations of licenses, research contracts or other commercialization or development agreements;
●	public concern as to the safety of drugs we, our commercialization or development partners or others market or develop;
●	the volatility of market prices for shares of biopharmaceutical companies generally;
●	success or failure of research and development projects;
●	departure of or major events adversely affecting key personnel;
●	developments concerning intellectual property rights or regulatory approvals;
●	variations in our and our competitors’ results of operations;
●	changes in earnings estimates or recommendations by securities analysts, if the ADSs are covered by analysts;
●	changes in government regulations or patent proceedings and decisions;
●	developments by our development or commercialization partners; and

●	general market conditions, geopolitical conditions and other factors, including factors unrelated to our operating performance.

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

As a public company in the U.S., we incur significant accounting, legal and other expenses as a result of the listing of our securities on Nasdaq. These include costs associated with the reporting requirements of the SEC and the requirements of the Nasdaq Listing Rules, as well as any applicable requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, travel costs, stock exchange listing fees, and shareholder reporting, and made some activities more time-consuming and costly. Any future changes in the laws and regulations affecting public companies in the U.S. and Israel, including any applicable requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the Nasdaq Listing Rules, as well as applicable Israeli reporting requirements, may result in an increase to our costs as we respond to such changes. These laws, rules, and regulations could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers and may require us to pay more for such positions.

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

Our capital expenditures for the years ended December 31, 2024, 2023, and 2022, were approximately $8,700, $9,500 and $25,000, respectively. Our current capital expenditures involve basic equipment and leasehold improvements.

B.           Business Overview

We are a specialty biopharmaceutical company, primarily focused on GI, infectious diseases and oncology. Our primary goal is to become a leading specialty biopharmaceutical company.

We are currently focused primarily on the advancement of our development pipeline of clinical-stage therapeutic candidates. We also commercialize in the U.S. our GI-related product, Talicia® (omeprazole, amoxicillin, and rifabutin), and continue to explore our strategic plans for other potential products and activities.

Among our therapeutic candidates, we are exploring opaganib as a potential treatment for various conditions, including GI-ARS, viral infections such as COVID-19, Ebola virus disease and additional viruses as part of pandemic preparedness, several cancers and diabetes and obesity-related disorders. Furthermore, we are investigating RHB-107 (upamostat) as a potential treatment for COVID-19 and other viruses as part of pandemic preparedness, including the Ebola virus.

Our current pipeline consists of five therapeutic candidates, part of which are in late stage clinical development. We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. We have one product, Talicia®, that we primarily developed internally which has been approved for marketing and, to date, none of our other therapeutic candidates has generated revenues. We have out-licensed our commercial product, Talicia®, for specific territories outside the U.S., and one of our therapeutic candidates, RHB-102, worldwide (except for the U.S., Canada, and Mexico). Furthermore,  we plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis or independently with a dedicated commercial operation or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing, acquisitions and similar arrangements.

Our Strategy

Our goal is to become a leading specialty pharmaceutical company in the commercialization and development of pharmaceuticals for the treatment of GI, infectious diseases and oncology.

Key elements of our strategy are to:

●	Identify and enter into out-licensing or collaborative agreements with third parties to develop and/or commercialize Talicia® and any future commercial products or therapeutic candidates;
●	Enhance existing pharmaceutical products, including broadening their range of indications, or launching innovative and advantageous pharmaceutical products, based on existing active ingredients. Because there is a large knowledge base regarding existing products, the preclinical, clinical and regulatory requirements needed to obtain marketing approval for enhanced formulations are relatively well-defined. In particular, clinical trial designs, inclusion criteria and endpoints previously accepted by regulators may sometimes be re-used. In addition to reducing costs and time to market, we believe that targeting therapeutics with proven safety and efficacy profiles provides us with a better prospect of clinical success;
●	Seek creative and resource-efficient ways to advance our pipeline despite liquidity constraints, including through grants, government and institutional partnerships, collaborations, and other funding mechanisms- including opportunistic transactions with entities that have available cash but limited operations - that align with our limited resources;
●	Identify and acquire rights to products from pharmaceutical companies facing financial or operational challenges or seeking to divest assets. We focus on products addressing significant clinical needs, with strong market potential and IP protection, and also seek to diversify our portfolio by acquiring products based on different technologies. We source these opportunities through our broad industry network;
●	Where applicable, utilize the FDA’s 505(b)(2) regulatory pathway to potentially obtain more timely and efficient approval of our formulations of previously approved products. Under the 505(b)(2) process, we are able to seek FDA approval of a new dosage form, strength, route of administration, formulation, dosage regimen, or indication of a pharmaceutical product that has previously been approved by the FDA. This process enables us to partially rely on the FDA findings of safety or efficacy for previously approved drugs, thus avoiding the duplication of costly and time-consuming preclinical and various human studies. See “Item 4. Information on the Company – B. Business Overview – Government Regulations – Section 505(b)(2) New Drug Applications”;
●	Cooperate with third parties to develop or commercialize therapeutic candidates in order to share costs and leverage the expertise of others; and
●	Consider potential acquisitions of other companies with or without commercial products, including combinations or strategic partnerships with companies that may have complementary assets, capabilities, or financial resources.

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

Our Approved and Commercial Product in the U.S.

We have established the headquarters of our U.S. commercial operations in Raleigh, North Carolina. Our U.S. operations currently promote Talicia® for the treatment of H. pylori infection in adults. We are actively evaluating various strategic pathways. In the event of sustained operations, our U.S. operations could potentially serve as the platform for potential launch of our proprietary, late-clinical stage therapeutic candidates in the U.S., if approved by the FDA, and potential in-licensed or acquired commercial-stage products in the U.S.

Our U.S. commercial operations consisted of 11 employees as of December 31, 2024. The net revenues for the fiscal years ended December 31, 2024 and December 31, 2023 from the commercial products were approximately $7.0 million and $6.5 million, respectively. We continue to pursue the acquisition of additional commercial products, including, without limitation, through licensing or promotion transaction, asset purchase, joint venture with, acquisition of, or a merger with or other business combination with, companies with rights to commercial GI and other relevant assets and are continuously working to expand U.S. managed care access and coverage to Talicia®, where appropriate. We plan to pursue such opportunities in the U.S. and, if available, in other jurisdictions; however, we intend to focus our commercial activities in the U.S. We currently promote and commercialize Talicia® in the U.S.

Talicia® (omeprazole magnesium, amoxicillin, and rifabutin) delayed-release capsules 10.3 mg/250 mg/12.5 mg

Talicia® is our proprietary drug approved by the FDA for marketing in the U.S. for the treatment of H. pylori infection in adults. Talicia® is a combination of three approved drug products – omeprazole, which is a proton pump inhibitor (it prevents the secretion of hydrogen ions increasing the pH of the stomach), plus amoxicillin and rifabutin, which are antibiotics. Talicia® is administered to patients orally in the form of a fixed-dose, all-in-one capsule. Talicia® is the first product we developed that was approved for marketing in the U.S., which we launched in March 2020 with our dedicated sales force.

Chronic infection with H. pylori irritates the mucosal lining of the stomach and small intestine. The original discovery of H. pylori bacteria and its association with peptic ulcer disease warranted the Nobel Prize in 2005. H. pylori infection has since been associated with a variety of sequalae, including dyspepsia, peptic ulcer disease (duodenal ulcer and gastric ulcer), primary gastric B-cell lymphoma, vitamin B12 deficiency, iron deficiency, anemia, mucosa-associated lymphoid tissue (MALT) lymphoma, and gastric cancer (Vakil et al. J Clin Pharmacol. 2025; Malfertheiner et al. Nat Rev Dis Primers. 2024; National Toxicology Program. Report on Carcinogens, 15th ed. U.S. Dep. of Health and Human Services. 2021. Helicobacter pylori (Chronic Infection)).

Gastric cancer is one of the most prevalent cancers worldwide and one of the most common causes of cancer-related deaths, accounting for approximately 660,000 deaths in 2022, according to the World Health Organization (“WHO”) GLOBOCAN 2022 estimates. Chronic infection with H. pylori is the strongest known risk factor for the development of non-cardia gastric cancer (Moss. Cell Mol Gastroenterol Hepatol. 2017) and is responsible for nearly 90% of all cases (Morgan et al. eClinicalMedicine. 2022). Notably, confirmed eradication of H. pylori infection following treatment has been shown to reduce the risk of gastric cancer by approximately 75% (Kumar et al. Gastroenterology. 2020).

Talicia® is targeting a significantly broader indication than most other existing H. pylori therapies, as a treatment for H. pylori infection, regardless of ulcer status.

We acquired the rights to Talicia® pursuant to an agreement with Giaconda Limited. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Acquisition of Talicia®, RHB-104, and RHB-106.”

On December 5, 2021, we entered into an exclusive license agreement with Gaelan Medical for Talicia®, in the UAE. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement with Gaelan Medical”. On August 1, 2023, we announced that Gaelan Medical had received marketing approval for Talicia in the UAE and subsequently placed the first commercial order for Talicia®, which was dispatched from the CMO in December 2023. In August 2024, we announced the launch of Talicia® in the UAE.

In November 2022, we announced post hoc analyses of the Phase 3 clinical trials of Talicia® supporting the efficacy and safety of Talicia® as empiric first-line treatment for H. pylori infection in patients regardless of obesity, body mass index (BMI) or diabetic status.

Regulatory Status

On November 1, 2019, Talicia® was approved by the FDA and was granted a total of eight years of U.S. market exclusivity.

In November 2014, Talicia® was granted QIDP designation by the FDA. The QIDP designation was granted under the FDA’s Generating Antibiotic Incentives Now (GAIN) Act, which is intended to encourage the development of new antibiotic drugs for the treatment of serious or life-threatening infections that have the potential to pose a serious threat to public health.

In September 2023, we announced that the FDA had approved our supplemental new drug application (sNDA) for Talicia®, allowing a change in dosing to a more flexible regimen, enabling patients to take Talicia® three times daily, at least 4 hours apart with food. This enables patients to follow a convenient “breakfast, lunch and dinner” dosing routine, which may support increased patient adherence and further optimize the potential for successful H. pylori eradication.

In November 2023, we announced that the FDA had officially granted Talicia® five years of additional market exclusivity via QIDP designation as provided by the GAIN Act. This grant is on top of the three years’ exclusivity granted for the approval of Talicia® under section 505(b)(2). Talicia is protected by a patent portfolio with the latest patent to expire in 2042®.

In January 2024, we announced that U.S. Patent and Trademark Office (USPTO) issued a new patent covering Talicia® as a method for eradicating H. pylori regardless of BMI. The new patent is expected to provide protection for Talicia® until May 2042.

In March 2024, we announced that Talicia® had received a new U.S. patent covering its use as an all-in-one treatment for H. pylori infection, extending its patent protection until February 2034.

Market and Competition

H. pylori infection is the most common chronic bacterial infection among humans with a global prevalence estimated at over 40% and ranging from 30% to 40% in North America alone (Chey et al. Am J Gastroenterol. 2024). In the U.S., we estimate that approximately 2 million patients per annum are treated for H. pylori eradication, based on a 2021 RedHill-funded market assessment performed by IQVIA.

Resistance to key antibiotics used to treat H. pylori infection – such as clarithromycin, levofloxacin, and metronidazole – has been increasing globally, including in the U.S., leading to high treatment failure rates. In the U.S., it is estimated that resistance rates to clarithromycin, levofloxacin, and metronidazole have reached 31.5%, 37.6%, and 42.1%, respectively, with dual clarithromycin and metronidazole resistance rates reaching 11.7% (Ho J et al. Am J Gastroenterol. 2022). Research indicates that approximately 20% to 30% of patients treated for H. pylori fail first-line treatment in the U.S., with eradication rates falling to as low as 50% to 75% in some countries due to the development of antibiotic resistance (Cortes et al. J Prim Care Community Health. 2021). The newly updated 2024 American College of Gastroenterology (ACG) Guideline for the treatment of H. pylori infection also reports that in the presence of known clarithromycin resistance, the predicted eradication success rate of standard PPI-clarithromycin triple therapy drops below one-third of patients. The Guideline now advises against the use of clarithromycin in any treatment regimen without prior antimicrobial susceptibility testing. Furthermore, the Guideline now lists Talicia® as a first-line treatment option in treatment-naïve and treatment-experienced patients with H. pylori infection. Since Talicia® does not contain clarithromycin, it eliminates concerns regarding potential clarithromycin resistance and the need for prior antimicrobial susceptibility testing.

Talicia® is designed to address the high resistance of H. pylori bacteria to the antibiotics commonly used in current standard-of-care therapies. Its antibiotics - amoxicillin and rifabutin - have little to no known resistance in the U.S. (Graham, Ann Intern Med, 2020). Talicia’s® approval was supported, in part, by the results of two positive Phase 3 studies in the U.S. for the treatment of H. pylori-positive adult patients complaining of epigastric pain and/or discomfort. The confirmatory Phase 3 study of Talicia® demonstrated 84% eradication of H. pylori infection with Talicia® vs. 58% in the active comparator (amoxicillin and omeprazole, equivalent to Talicia®, but without rifabutin) arm (p<0.0001). Further, in a prespecified subpopulation analysis of data from this study, it was observed that subjects with measurable blood levels of drug at Day 13 had response rates of 90.3% in the Talicia® arm vs. 64.7% in the active comparator arm.

Talicia® faces competition in the U.S. from certain branded prescription therapies indicated for the treatment of H. pylori infection including Pylera® (marketed by Juvisé Pharmaceuticals) and Voquezna®, DualPak and TriplePak (marketed by Phathom Pharmaceuticals) as well as from the generic version of Pylera® (first launched  by Endo International and Novast Labs), and individual components of certain therapies which include but are not limited to Pylera and PrevPac. Additionally, the individual components of Talicia® are available in generic form, and while rifabutin is not available in an equivalent dose, there is a risk that some physicians may prescribe the individual components of Talicia® in doses that are not equivalent to the approved drug and regimen (Howden et al. Aliment Pharmacol Ther. 2023). We may also be exposed to potentially competitive products that may be under development to treat H. pylori infection.

We believe that Talicia® offers a significant benefit over other marketed drugs in part because of the efficacy, safety and tolerability, and resistance profile demonstrated in our Phase 3 program, which showed minimal to zero resistance to amoxicillin and rifabutin and high resistance to clarithromycin and metronidazole. Currently, Talicia® is the only rifabutin-based triple regimen approved by the FDA for the treatment of H. pylori infection in adults. Additionally, Talicia® offers an all-in-one capsule, whereas, to our knowledge, no U.S. competitors currently offer all constituents formulated into one capsule.

Aemcolo®

Aemcolo®, containing 194mg of rifamycin, is an orally administered, minimally absorbed antibiotic that is delivered to the colon, approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults. In October 2019, we entered into a license agreement, as amended, with a wholly-owned subsidiary of Cosmo Pharmaceuticals N.V. (“Cosmo”) pursuant to which we were granted exclusive rights to commercialize Aemcolo® in the U.S. (the “Cosmo License Agreement”). On July 9, 2024, we announced the mutual decision with Cosmo to voluntary terminate the Cosmo License Agreement, and it was officially terminated on October 8, 2024.

Our Therapeutic Candidates

Summary

The ongoing development programs of our five therapeutic candidates, most in clinical development, include “opaganib”, “RHB-107” (upamostat), “RHB-104”, “RHB-102 (Bekinda®)”, “RHB-204”, and related research and development programs, the most advanced of which are described below.

Potential Advantages
Over Most Existing
Name of Therapeutic		Treatments, if	Development
Candidate	Proposed Indication	Approved	Stage	Rights to the Product
Opaganib	Patients hospitalized with SARS-CoV-2 severe COVID-19 pneumonia	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory, antiviral and anti-cancer activities	U.S. Phase 2 study completed and data received; global Phase 2/3 completed and data received and submitted regulatory packages to regulatory authorities	We filed patent applications to protect the proposed commercial use
Opaganib	Prostate cancer	Oral administration, first-in-class SK2 selective inhibitor, sensitizes prostate cancer cells to androgen receptor signal inhibitors (e.g. darolutamide)	Investigator-sponsored Phase 2 study in the U.S patient follow up completed. Investigator-initiated phase 2 study in combination with Bayer’s darolutamide – initiated in Australia	Worldwide exclusive license
Opaganib	Nuclear radiation protection	Oral, small molecule pill that is stable with a more than five-year shelf-life, easy to administer and distribute, supporting, if approved, potential central stockpiling by governments	U.S. government-funded in vivo studies completed, and additional validation experiments underway	Worldwide exclusive license
Opaganib	Host Directed anti-Viral	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-viral activities	BARDA EZ-BAA grant received for Ebola. Pre-clinical collaborations with US gov funded agencies on influenza and Ebola	Worldwide exclusive license
RHB-107 (upamostat; formerly Mesupron)	Outpatients infected with SARS-CoV-2 (COVID-19 disease)	Oral administration, inhibitor of human serine proteases with antiviral activity and established safety profile	Part A of Phase 2/3 study completed Multi-site Phase 2 platform trial ongoing with US governmental funding	We filed patent applications to protect the proposed commercial use
RHB-107 (upamostat; formerly Mesupron) and opaganib	Advanced unresectable cholangiocarcinoma	Combination of (RHB-107 (upamostat)) and (opaganib )	Preclinical	We filed patent applications internationally directed to the proposed commercial use
RHB-104 & RHB-204 (next generation formulation)	Crohn’s disease	Novel mechanism of action and improved clinical benefit (targeting suspected underlying cause of Crohn’s disease)	First Phase 3 study completed; supportive results from the open-label extension	We filed patent applications internationally directed to the proposed commercial formulation and use
RHB-102 (Bekinda®) 24 mg	Acute gastroenteritis and gastritis	No other approved 5-HT3 serotonin receptor inhibitor for this indication; once-daily dosing	First Phase 3 study in the U.S. completed; confirmatory Phase 3 study in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-102 (Bekinda®) 12 mg	IBS-D	Potential 5-HT3 serotonin receptor inhibitor with improved safety, while maintaining efficacy	Phase 2 in the U.S. completed; Phase 3 program in planning	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-102 (Bekinda®) 24 mg	Oncology support anti-emetic	Reduced number of drug administrations, improved compliance and adherence	MAA pursued in the U.K Additional data required for U.S.	We filed patent applications internationally to protect the proposed commercial formulation and its use.

Opaganib

Opaganib, a new chemical entity, is a proprietary, first-in-class, orally administered, sphingosine kinase-2 (SK2) selective inhibitor with observed anticancer, anti-inflammatory, and antiviral activities, targeting multiple potential oncology, inflammatory, viral and gastrointestinal indications. The compound originally designated as ABC294640 received an international non-proprietary name, opaganib, in the Recommended INN: List 79, 2018.

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

The development of opaganib has been supported by grants and contracts from U.S. federal and state government agencies awarded to Apogee, including from the NCI, the U.S. government’s Biomedical Advanced Research and Development Authority (“BARDA”), a center of the Department of Health and Human Services’ (HHS) Administration for Strategic Preparedness and Response (ASPR), the U.S. Department of Defense and the FDA’s Office of Orphan Products Development.

Phosgene Inhalation Injury

The collaboration focuses on several in vivo studies to evaluate opaganib as a potential medical countermeasure for phosgene inhalation injury. The goal is to assess whether opaganib can progress to further development under the FDA’s Animal Rule pathway. Phosgene, a toxic chemical used in industry and as a weapon in World War I, poses a significant risk in the U.S. due to potential exposure from plant malfunctions or bioterrorism. Opaganib may offer a novel treatment, providing a potential antidote for emergency use in future public safety incidents.

Market and Competition

Opaganib is currently being developed for several potential indications, including for the treatment of severe COVID-19 pneumonia, Ebola virus disease and additional viruses as part of pandemic preparedness, several cancers including prostate cancer and cholangiocarcinoma (bile duct cancer), nuclear radiation protection and diabetes and obesity-related disorders.

COVID-19 is a disease caused by a coronavirus virus, SARS-CoV-2. The clinical spectrum has not yet been well defined and ranges from asymptomatic infection to pneumonia and acute respiratory distress syndrome (ARDS) with multiorgan failure, that may lead to death. Patients over 65 years and those with significant comorbidities, such as diabetes, cardiac or pulmonary disease, are more susceptible to developing severe disease and have a relatively higher mortality rate compared to younger, otherwise healthy patients. As of February 2, 2025, there have been over 777 million cumulative confirmed cases of COVID-19 worldwide, including over 7.1 million cumulative reported deaths worldwide according to WHO. Drug treatments for COVID-19 that have been approved by the FDA or authorized for use under emergency use authorization (EUA) include but are not limited to antiviral drugs, immune modulators, monoclonal antibodies and hyperimmune globulins. FDA approved antiviral therapies for COVID-19 include  Veklury® (remdesivir, Gilead Sciences) indicated for the treatment of COVID-19 in adults and certain children who are hospitalized or non-hospitalized with mild-to-moderate COVID-19 and who are at high risk of developing severe COVID-19, including hospitalization or death, and is administered intravenously. Paxlovid™ (nirmatrelvir co-packaged with ritonavir, Pfizer Inc.) is another antiviral drug approved by the FDA, and is indicated for the treatment of mild-to-moderate COVID-19 in adults who are at high risk for developing severe COVID-19, including hospitalization or death and is administered orally.  Lagevrio™ (molnupiravir, Merck & Co.) has not been approved by the FDA but has been authorized for emergency use by the FDA also for the treatment of adults with mild-to-moderate COVID-19 who are at high risk for developing severe COVID-19, including hospitalization or death and is administered orally. As of the filing of this report, and to the best of our knowledge, no orally administered antiviral therapy has been approved by the FDA to date for treatment of hospitalized patients with severe COVID-19 pneumonia. Several vaccines for SARS-CoV-2 have also been approved by the FDA and other regulatory agencies to date and multiple additional vaccines and drug therapies are currently in development for COVID-19.

Cholangiocarcinoma (bile duct cancer) is a highly lethal malignancy. According to the 2024 American Cancer Society report on bile duct cancer, approximately 8,000 people are diagnosed with intrahepatic and extrahepatic bile duct cancers annually in the U.S., though the report suggests that the actual number of cases may be higher given that these cancers can be difficult to diagnose. Surgery with complete resection is currently known to be the only curative therapy for cholangiocarcinoma; however, only a minority of patients are classified as having a resectable tumor at the time of diagnosis. Additional treatment options include radiation therapy and chemotherapy, but the efficacy of these treatments in cholangiocarcinoma patients is also limited and the prognosis for relapse patients who have failed initial chemotherapy is very poor, with an overall median survival of approximately one year (Valle J, et al. New Eng J, Med 2010).

The FDA has approved several drug therapies for cholangiocarcinoma which largely include kinase inhibitors and checkpoint inhibitors. In April 2020, the FDA approved Pemazyre® (pemigatinib, Incyte Corporation), the first drug approved specifically for cholangiocarcinoma, and indicated for the treatment of adults with previously treated, unresectable locally advanced or metastatic cholangiocarcinoma whose tumor harbors a mutation in the fibroblast growth factor receptor 2 (FGFR2) gene. Lytgobi (futibatinib, Taiho Oncology Inc) is another orally administered kinase inhibitor approved by the FDA that targets FGFR2 gene mutations in adults with previously treated, unresectable, locally advanced or metastatic intrahepatic cholangiocarcinoma. FGFR2 gene fusions are found in patients with intrahepatic cholangiocarcinoma and have a reported incidence rate of 14% to 23% (Prete MG, Explor Target Antitumor Ther., 2021). In August 2021, the FDA approved Tibsovo® (ivosidenib, Servier Pharmaceuticals LLC) for adult patients with previously treated, locally advanced or metastatic cholangiocarcinoma with an isocitrate dehydrogenase-1 (IDH1) mutation. IDH1 mutations are also found in patients with intrahepatic cholangiocarcinoma and have a reported incidence rate of 7% to 20% (Prete, 2021). In September 2022, the FDA approved the first immunotherapy option, Imfinzi® (durvalumab, AstraZeneca Plc) and later, in October 2023, also approved Keytruda® (pembrolizumab, Merck), which are a programmed death-ligand 1 (PD-L1) blocking antibody and a programmed death receptor-1 (PD-1)-blocking antibody, respectively, and are indicated for the treatment of patients with locally advanced or metastatic biliary tract cancer in combination with gemcitabine and cisplatin.

Additional marketed drugs are available for the treatment of cholangiocarcinoma and others are in development for this indication in the U.S., which may expose us to additional potentially competitive products. The 5-year relative survival rates of intrahepatic and extrahepatic cholangiocarcinoma patients range between 2% to 23%, depending on the tumor type and stage at diagnosis, according to the American Cancer Society. We believe there remains a high unmet medical need for new therapies for the majority of cholangiocarcinoma patients.

Prostate cancer is the second most common cancer and the second leading cause of cancer death in American men. The American Cancer Society estimates that approximately 313,800 new cases of prostate cancer will be diagnosed in the U.S. in 2025. Prostate cancer is more likely to develop in older men, African American men and Caribbean men of African ancestry. Treatment options depend on each case and include surgery, radiotherapy, cryotherapy, chemotherapy, hormone therapy, and immunotherapy. There are several approved drugs indicated for treatment of prostate cancer, as well as several drugs in development for U.S. approval.

GI-ARS is a condition caused by exposure to high doses of ionizing radiation to a large portion of the body and that causes damage to rapidly dividing cells in the gastrointestinal tract, leading to a range of symptoms. The severity of the symptoms can vary depending on the radiation dose absorbed. Although GI-ARS is rare, it is a significant concern in the context of nuclear or radiological incidents that may be intentional (e.g., acts of terrorism) or accidental (e.g. radiation therapy mishaps) as it has the potential to affect large numbers of people. The U.S. Government has recognized the need to develop and expand the availability of suitable medical countermeasures (MCMs) for GI-ARS and has introduced initiatives to support the research and development of these products.

While a number of MCMs have been approved by the FDA for the treatment of Hematopoietic Syndrome of Acute Radiation Syndrome, or Heme-ARS, there remains an unmet need for products that address GI-ARS. Investigational drugs in development for GI-ARS include but may not be limited to MIIST305 being developed by Synedgen Inc. as well as additional products under study by the NIAID RNCP that include other anti-inflammatories, cytokines/cytokine blockers, immunomodulators, cellular therapies, steroids/hormones, anti-apoptotics, anti-microbials, antioxidants, growth factors, and products targeting the microbiome and the vascular endothelium (Winters et al. Radiat Res. 2024). To the best of our knowledge, no products are currently approved for the treatment of GI-ARS.

Ebola virus disease is a viral hemorrhagic fever that occurs in human and nonhuman primates caused by ebola viruses. Although the disease is rare, it is often fatal without treatment and is estimated to have a case fatality rate of around 50% (WHO Ebola Virus Disease Fact Sheet, 2023). Symptoms generally appear anywhere from 2 to 21 days after infection and include fever, fatigue, muscle pain, headache and sore throat, followed by vomiting, diarrhea, rash, and internal and external bleeding. The Ebola virus genus consists of 6 identified species, including Zaire, Bundibugyo, Sudan, Taï Forest, Reston and Bombali.

There are currently two MCMs approved by the FDA for the treatment of Ebola caused by Zaire ebola virus in adults and children, which include Ebanga™ (Ansuvimab-zykl, Ridgeback Biotherapeutics) and Inmazeb® (atoltivimab, maftivimab, and odesivimab-ebgn; Regeneron). Both therapeutics which were developed with BARDA’s support are monoclonal antibody treatments and are intravenously administered. The FDA has also approved one vaccine, Ervebo® (Merck) for the prevention of Ebola caused by Zaire ebola virus. Opaganib may be subject to additional potentially competitive products that may be approved or in development for Ebola caused by Zaire and other ebola viruses.

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

In September 2024, we reported a publication from the Phase 2/3 study published in the peer-reviewed journal, Microorganisms. Data from the post hoc analysis of oral opaganib in COVID-19 pneumonia showed a 62% reduction in mortality and a 21% improvement in time to room air. This analysis, conducted on a sub-group of 251 hospitalized, moderately severe patients, also highlighted FiO2 levels above 60% as a potential biomarker for disease severity.

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

Neuroblastoma

In August 2024, the FDA granted orphan-drug designation to opaganib for treatment of neuroblastoma, a type of childhood cancer that develops from immature nerve cells and accounts for 15% of all pediatric cancer-related deaths. The neuroblastoma market is expected to reach almost $1.5 billion before mid-2030s.

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

On February 4, 2025, we announced that an ensuing investigator initiated phase 2 study has been initiated, to evaluate the efficacy of opaganib in combination with darolutamide in men with metastatic castrate-resistant prostate cancer (mCRPC), financially supported by Bayer (ETR: BAYN) and the Ramsay Hospital Research Foundation.

●	The 80-patient placebo-controlled randomized Phase 2 study will evaluate the efficacy of opaganib in combination with Bayer’s darolutamide in men with mCRPC, testing the potentially enhancing effect of opaganib in overcoming resistance to standard of care androgen receptor pathway inhibition (ARPI) treatment in patients with a poor prognosis.
●	The study is being financially supported by Bayer (ETR: BAYN) and the Ramsay Hospital Research Foundation, and will be led by Professor Lisa Horvath from Chris O’Brien Lifehouse and the Australian and New Zealand Urogenital and Prostate Cancer Trials Group (ANZUP).
●	The study will utilize a companion lipid biomarker test (PCPro) to select mCRPC patients who have a poor prognosis due to standard of care treatment and who may benefit from an opaganib + darolutamide combination treatment approach. Primary endpoint will be improved 12-month radiographic progression-free survival (rPFS).

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

In February 2023, we announced that the Radiation and Nuclear Countermeasures Program (RNCP), of the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, had selected opaganib for the nuclear medical countermeasures product development pipeline as a potential treatment for ARS. As part of this collaboration, contractors directed and supported by the RNCP will undertake studies, designed in collaboration with us, to test opaganib in established ARS models. Further testing under RNCP has confirmed activity of opaganib in amelioration of GI-ARS and expanded the observed effects from male mice to include also female mice. Discussions with RNCP are underway to continue testing opaganib as a post-exposure GI-ARS ameliorating drug under the Animal Rule, including further mouse studies, testing opaganib in combination with Heme-ARS approved compounds (such as Neulasta) and testing opaganib in a second species, most likely non-human-primates.

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

Ebola

In October 2023, we announced that opaganib delivered a statistically significant increase in survival time when given at 150 mg/kg twice a day (BID) in a United States Army Medical Research Institute of Infectious Diseases (USAMRIID) in vivo Ebola virus study, making it the first host-directed molecule to show activity in Ebola virus disease. The U.S. Army study tested three doses of opaganib (50, 100 and 150 mg/kg BID), against an inactive vehicle control arm. The in vivo study results showed a statistically significant survival increase in mean (SE) survival time of 11.2 (2.6) days in the 150 mg/kg opaganib group (p=0.0279) compared to a mean (SE) survival time of 5.5 (0.4) days in the inactive vehicle control group. A 30% mice survival was observed in the 150 mg/kg treated group compared to the vehicle control. A subsequent repeat study showed 20% survival in the vehicle control arm and no statistically significant benefit was observed in the opaganib treated arm. Further work is being considered, in collaboration with BARDA and USAMRIID, to further test opaganib’s activity.

In December 2023, we announced opaganib and RHB-107 (upamostat) demonstrated robust synergistic effect when combined individually with remdesivir (a leading COVID-19 therapy sold under the brand name Veklury® by Gilead Sciences, Inc.), significantly improving viral inhibition while maintaining cell viability, in a new U.S. Army-funded and conducted Ebola virus in vitro study.

In October 2024, we announced that BARDA had selected opaganib for development to treat exposure to Ebola.  Under this cost-sharing contract, BARDA will provide partial funding for us to further advance opaganib to mitigate infection and contain Ebola virus outbreaks.

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

The following chart summarizes the clinical trial history and status of opaganib:

				Planned
	Development	Purpose of		number of	Nature and
Clinical trial	phase of the	the clinical	Clinical	subjects of	status of
name	clinical trial	trial	trial site	the trial	the trial	Schedule
ABC-201	Phase 2/3	A study for the treatment of Opaganib in patients with severe COVID-19 pneumonia	Multicenter study	464	Completed	Results reported in 2022
ABC-110	Phase 2	A study for the treatment of opaganib in patients with severe COVID-19 pneumonia	Multicenter study across the U.S.	40	Completed	Results reported in 2021
ABC-108	Phase 2a	A study for the treatment of advanced, unresectable intrahepatic, perihilar and extrahepatic cholangiocarcinoma with opaganib and co-treatment with opaganib and HCQ	Multicenter study across the U.S.	65	Completed	Ended
ABC-107 (103193 MUSC Study ID)	Phase 2	An add-on study for prostate cancer patients who progressed on enzalutamide or abiraterone. The proportion of patients with disease control during treatment with opaganib and enzalutamide or abiraterone will be measured	Medical University of South Carolina, Charleston, U.S. and Emory University, Atlanta, Georgia, U.S.	65	Ongoing	Ended
ABC-103	Phase 1b/2	Safety and efficacy study in patients with refractory or relapsed multiple myeloma that have previously been treated with proteasome inhibitors and immunomodulatory drugs	Duke University, North Carolina, U.S.	Ended	Ended after Phase 1	Ended
ABC-101	Phase 1	Safety, PK and pharmacodynamic study in patients with advanced solid tumors	Medical University of South Carolina, Charleston, U.S.	22	Completed. Final results indicate the study drug is well tolerated and can be safely administered to cancer patients	Completed 2015
ABC-106	Phase 2	Investigator-Sponsored Safety and Efficacy Study in Patients with Advanced Hepatocellular Carcinoma Who Have Progressed on Sorafenib	Medical University of South Carolina, Charleston, U.S. and collaborating sites (Multicenter, U.S.)	From 12 to 39	Withdrawn and replaced with ABC-107 in prostate cancer (103193 MUSC Study ID)	Withdrawn
ABC-104	Phase 1b	Safety and efficacy study in the prevention of mucositis in combination with radiotherapy for treatment of squamous head and neck carcinoma	Multicenter study across the U.S.	Up to 32	TBD	TBD
ABC-105	Phase 2	A study for the treatment of moderate to severe ulcerative colitis	Multicenter study	Up to 94	TBD	TBD
ABC-109	Phase 1	Assessment of the effect of food on the absorption and bioavailability of opaganib; also as a solution via nasogastric (NG) tube under fed conditions	ICON Early Phase Services, San-Antonio, TX, U.S.	23	Completed	Completed 2018

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

RHB-107 is a proprietary, first-in-class, orally administered potent inhibitor of several serine proteases, with a unique potency and specificity. In addition to its original development as a potential cancer therapy, work completed by us demonstrated its potential use in inflammatory digestive diseases, inflammatory lung diseases and infectious diseases. Furthermore, RHB-107 shows promise as a potential host-directed anti-viral with applications in pandemic preparedness, including COVID-19 and potentially, Ebola.

Market and Competition

RHB-107 is currently being developed for the treatment of non-hospitalized symptomatic COVID-19 and Ebola virus disease and has previously undergone non-clinical and clinical studies in several oncological indications, including metastatic breast cancer and advanced non-metastatic pancreatic cancer.

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

RHB-107’s safety profile has been demonstrated in approximately 350 participants, including in Phase 2 studies in oncology indications and COVID-19.

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

None of the prior studies used any molecular markers to target certain patient populations. Using technologies developed since the original clinical trials were performed, we are currently considering several preclinical studies, including biomarker analysis and mechanism of action studies. We expect that the findings from these studies can help us determine the patient populations to be studied in subsequent clinical trials.

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

The study met its primary outcome measure, demonstrating a favorable safety and tolerability profile of RHB-107. Study arms were well balanced with respect to baseline disease severity, risk factors and vaccination status. Patients were also tested for the specific viral strain, with the most common variant being Delta, found in 62.5% of the patients that had next generation sequencing (NGS). The second part of the study was never carried out, as RHB-107 was accepted for testing into the ACESO study described below.

In July 2023, we announced that RHB-107 had been accepted for inclusion in the U.S. Department of Defense- supported Austere environments Consortium for Enhanced Sepsis Outcomes’ (ACESO) PROTECT multinational platform trial for early COVID-19 outpatient treatment. The ACESO PROTECT study is funded primarily by the U.S. Department of Defense.

The ACESO PROTECT study is an adaptive, randomized, double blind, multi-site Phase 2 platform trial, being conducted by researchers from ACESO and partner organizations, and administered by the Henry M. Jackson Foundation for the Advancement of Military Medicine (HJF). The study is comparing investigational products to control, in standard to moderate-risk, non-hospitalized adult SARS-CoV-2 infected participants with at least two moderate-severe symptoms at baseline. RHB-107 is the only drug being evaluated in the early treatment arm of the study. The primary efficacy assessment in the early treatment indication will be time to sustained alleviation or resolution of COVID-19 symptoms. Participants will be followed for a period of up to 12 weeks.

ACESO had funding to continue accrual through February 28, 2025, and study enrollment has thus been terminated early. Patients enrolled will now be followed to the conclusion of the study at 12 weeks and results of the trial will then be analyzed. 93 patients have been enrolled out of the originally planned cohort of 300. Due to the reduced number of patients enrolled in this study, the study result may not lead to conclusions regarding the efficacy of RHB-107 in this trial.

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

In December 2023, we announced opaganib and RHB-107 demonstrated robust synergistic effect when combined individually with remdesivir (a leading COVID-19 therapy sold under the brand name Veklury® by Gilead Sciences, Inc.), significantly improving viral inhibition while maintaining cell viability, in a new U.S. Army-funded and conducted Ebola virus in vitro study.

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

In 2011, we obtained FDA “Orphan Drug” status for RHB-104 for the treatment of Crohn’s disease in the pediatric population. See “Item 4. Information on the Company – B. Business Overview – Government Regulations – Orphan Drug Designation.”

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

We are likely to require a validated lab test for the detection of MAP bacteria in Crohn’s disease patients. Efforts to develop one are in part based on reliably detecting the presence of MAP bacterial DNA in human biological specimens. We do not know if or when such a diagnostic test would become available.

Market and Competition

According to GlobalData, a provider of market intelligence for the pharmaceutical sector, there were approximately 4.1 million diagnosed prevalent cases of Crohn’s disease in the sixteen major pharmaceutical markets (the U.S., France, Germany, Italy, Spain, the UK, Japan, Australia, Brazil, Canada, China, India, Mexico, Russia, South Africa and South Korea) in 2024.

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

Currently, available drugs on the market for the treatment of Crohn’s disease offer symptomatic relief, the effects of which are largely temporary or partial and are accompanied by numerous adverse effects. Marketed treatments for Crohn’s disease  include 5-Aminosalicylates (5-ASA, such as mesalamine), corticosteroids (such as prednisone), antibiotics, immunomodulators (such as azathioprine and methotrexate) and biologic agents, including TNF-α inhibitors (such as Remicade®, Humira®, and Cimzia®), integrin receptor antagonists (such as Tysabri® and Entyvio®) and interleukin-12 (IL-12) and/or -23 (IL-23) antagonists (such as Stelara® and Skyrizi). In May 2023, the FDA approved Rinvoq® (upadacitinib), a Janus kinase (JAK) inhibitor indicated for the treatment of adults with moderately to severely active Crohn’s disease limiting it to patients who have had an inadequate response or intolerance to treatment with one or more TNF blockers. Additionally, the Rinvoq® label includes an FDA black box warning against serious infections, mortality, malignancy, major adverse cardiovascular events and thrombosis. Furthermore, several companies have developed or are in the process of developing biosimilar drugs to compete with approved biologic agents once their patents expire.

There are other companies currently conducting clinical trials with drug candidates in Crohn’s disease. We may also be exposed to potentially competitive products, which may be under development or have already been approved to treat Crohn’s disease, including new biological therapies, biosimilars and other types of therapies.

Unlike drugs currently on the market for the treatment of Crohn’s disease, RHB- 104 is intended to address the suspected cause of the disease - MAP bacterial infection. To the best of our knowledge, there are no drugs approved for marketing that target infections caused by MAP bacteria in Crohn’s disease patients.

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

We further announced in September 2019 that following additional guidance received from the FDA on the path for potential approval of RHB-104 for the treatment of Crohn’s disease, we have intensified our collaborations with leading laboratories in the field of detection of MAP bacteria in Crohn’s disease patients. We do not know if and when a validated lab test for MAP would become available. Additional FDA guidance on the potential path to approval of RHB-104 is to be obtained prior to initiation of further clinical studies.

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

RHB-102 (Bekinda®)

RHB-102 (Bekinda®) is an investigational, once-daily, bi-modal release, oral formulation of ondansetron, a leading member of the family of 5-HT3 serotonin receptor inhibitors. RHB-102 (Bekinda®) is under development in multiple dosage strengths for the intended use in the following indications, which are novel and not yet FDA-approved indications for ondansetron targeting large potential markets:

1)	Acute gastroenteritis and gastritis – 24 mg strength
2)	Irritable Bowel Syndrome with Diarrhea (IBS-D) – lower dose strength, at 12 mg for long-term administration
3)	Oncology support (management of nausea and vomiting induced by cytotoxic chemotherapy and radiotherapy, also referred to as CINV and RINV) – 24 mg strength

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

On February 25, 2025, we announced that we entered into an exclusive worldwide development and commercialization licensing agreement, excluding North America, with Hyloris for RHB-102 (Bekinda®). We intend to continue the development for FDA approval in the U.S, if granted, for RHB-102. Hyloris will be responsible for all development, regulatory, and commercialization activities related to RHB-102 in its territories across all indications including acute gastroenteritis and gastritis, IBS-D, and oncology support. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement with Hyloris Pharmaceuticals”.

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

If RHB-102 (Bekinda®) is approved for the treatment of acute gastroenteritis and gastritis, it could potentially hold substantial advantages over existing treatments. If approved, RHB-102 (Bekinda®) could be prescribed by primary care physicians to patients early on, potentially preventing emergency room visits, dehydration and the need to provide IV fluids. There are an estimated 685 million global cases of acute gastroenteritis caused by Norovirus annually (CDC – Norovirus Facts and Stats, 2024).

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

Market and Competition

IBS is one of the most common GI disorders. According to GlobalData, there were approximately 76 million diagnosed prevalent cases of IBS (age>=18) in the 16 major pharmaceutical markets (the U.S., France, Germany, Italy, Spain, the UK, Japan, Australia, Brazil, Canada, China, India, Mexico, Russia, South Africa and South Korea) in 2024. Of the three subtypes of IBS, IBS-D is the most prevalent diagnosed subtype according to Pimentel M (Am J Manag Care, 2018), accounting for 40% of the patient population.

To the best of our knowledge, there is one other 5-HT3 serotonin receptor inhibitor indicated for this indication in the U.S. known as alosetron marketed under the brand name Lotronex® by Sebela Pharmaceuticals and is also available in generic versions marketed by other companies. However, alosetron is approved only for the treatment of IBS in women with severe chronic IBS-D and has been associated with serious gastrointestinal side effects. The active ingredient in RHB-102 (Bekinda®), ondansetron, is approved by the U.S. FDA as an oncology support antiemetic and has a good safety profile. Therefore, we believe that RHB-102 (Bekinda®), if approved for the treatment of IBS-D in the U.S., may provide improved safety while maintaining efficacy and has the potential to be a preferred 5-HT3 serotonin receptor inhibitor treatment for patients suffering from IBS-D. Ramosetron, another 5-HT3 serotonin receptor inhibitor  is marketed for the treatment of IBS in Japan, South Korea, China and India (marketed under the brand name Irribow® by Astellas Pharma Inc. in Japan and is available in generic versions marketed by other companies in South Korea, China and India). Ramosetron is also marketed for the treatment of chemotherapy-induced nausea and vomiting in Japan, South Korea, China, India and Indonesia and for postoperative nausea and vomiting in South Korea and India. To the best of our knowledge, there is currently no clinical development of ramosetron for marketing approval in the U.S. for any indication.

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

In addition, we may also be exposed to potentially competitive products that may be under development or that have already been approved by other companies to treat IBS-D in the U.S.

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

The study was intended to assess the efficacy and safety of RHB-204 as a potential first-line, stand-alone treatment for pulmonary NTM infections caused by MAC. In May 2023, we announced the termination of the study due to a very low accrual rate, and the shifting of our resources to advance once-daily, oral RHB-107’s late-stage development for outpatient treatment of COVID-19. We continue to explore potential partnerships for RHB-204 and are also expanding the planned indications to be pursued with RHB-204 to Crohn’s disease.

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

Several investigational drugs are in development for the treatment of NTM infections, including but not limited to, epetraborole (AN2 Therapeutics), an oral antibiotic agent, LungFit® GO (Beyond Air Inc.), an inhaled Nitric Oxide, MNKD-101 (MannKind), a clofazimine inhalation suspension and Nuzyra® (Paratek Pharmaceuticals), an oral antibacterial agent. Additionally, Insmed Incorporated is conducting a clinical trial program with Arikayce® as a first-line treatment for patients with MAC lung disease. According to www.clinicaltrials.gov, there are several additional ongoing clinical studies evaluating treatments for NTM infections.

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

In an in-vitro study sponsored by NIAID, opaganib demonstrated activity against Influenza A H1N1 in a human airway epithelial cell line. Upon successful completion of the above assay, further in-vivo studies of opaganib for treatment of influenza A/CA/04/2009 (H1N1pdm) virus infection in C57BL/6 mice were initiated at Utah State University to determine the efficacy of opaganib.  The experiment was technically flawed, as the positive control was also only minimally effective. Following discussion with NIAID to repeat the experiment using Balb-C mice and exploring potential synergy with oseltamivir, further repeat and expansion in-vitro testing of H1N1 and H1N5 (bird-flue) strains are underway with anticipated results in the second quarter of 2025.

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

In August 2024, we announced positive results from multiple in vivo studies of oral opaganib for the treatment of obesity and diabetes. These studies demonstrated the impact of sphingosine kinase-2 (SK2) inhibition in various metabolic disease models, supporting the potential of opaganib therapy for diabetes and obesity-related disorders.

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

License Agreement with Hyloris Pharmaceuticals

In February 2025, we entered into an exclusive worldwide development and commercialization licensing agreement, excluding North America, with Hyloris Pharmaceuticals SA ("Hyloris") for RHB-102 (Bekinda®). Under the terms of the agreement, Hyloris will pay us an upfront payment, in addition to up to $60 million in potential milestone payments, contingent upon achieving specified commercial targets, plus up to mid-20s percent royalties on revenues, subject to certain cost recoupments, with minimum annual payments to us, in return for exclusive rights to RHB-102 across all indications and territories outside the United States, Canada, and Mexico. We intend to continue the development for FDA approval in the U.S, if granted, for RHB-102. Hyloris will be responsible for all development, regulatory, and commercialization activities related to RHB-102 in its territories across all indications including acute gastroenteritis and gastritis, IBS-D, and oncology support.

License Agreement with Kukbo

In March 2022, we entered into the Exclusive License Agreement with Kukbo Co. Ltd. (“Kukbo”) for opaganib in South Korea. Under the terms of the Exclusive License Agreement, Kukbo was required to pay an upfront payment of $1.5 million and we are also eligible for milestone payments and royalties on net sales of oral opaganib in South Korea.

On September 2, 2022, we filed a lawsuit against Kukbo in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under a subscription agreement, dated October 25, 2021 (the “Subscription Agreement”), in exchange for the ADSs we were to issue to Kukbo, and in delivering to us the $1.5 million due under the Exclusive License Agreement. Kukbo thereafter filed counterclaims with various allegations such as breach of contract, misrepresentation, and the breach of the duty of good faith and fair dealing. On November 20, 2023, we entered into a Contingency Fee Agreement with our legal firm, Haynes and Boone, LLP (“H&B”), under which certain legal costs related to the Kukbo litigation will be assumed by H&B. On December 2, 2024, we were awarded a judgment of approximately $8 million, including $6.5 million in principal and approximately $1.5 million in accrued interest, plus costs, in a summary judgment by the Supreme Court of the State of New York, New York County in our legal proceedings against Kukbo. The Court dismissed the entirety of Kukbo’s counterclaims in the case. Kukbo filed a notice of appeal and retains the right to seek an appeal. We intend to vigorously pursue the recovery of attorneys’ fees and the collection of the judgment.

License Agreement with Gaelan Medical

In December 2021, we entered into an exclusive license agreement (the “License Agreement”) with Gaelan Medical Trade LLC (“Gaelan Medical”) for Talicia® in the United Arab Emirates (UAE). Under the terms of the License Agreement, we received in April 2022 an upfront payment of $2 million. In addition, we are eligible for additional milestone payments as well as tiered royalties up to mid-teens on net sales of Talicia® in the UAE. Gaelan Medical received the exclusive rights to commercialize Talicia® in the UAE. Gaelan Medical shall be responsible for obtaining and maintaining regulatory approvals, as well as to conduct any and all required clinical and other studies. In March 2022, we signed an amendment to the License Agreement, according to which Gaelan Medical may sublicense or assign any of its rights or obligations under the License Agreement. In connection with the License Agreement, we and Gaelan Medical entered into a supply agreement, according to which, we will exclusively manufacture (by a third party CMO) and supply Talicia® to Gaelan Medical during the term of the agreement. On August 1, 2023, we announced that Gaelan Medical had received marketing approval for Talicia® in the UAE and that Gaelan Medical has subsequently placed the first commercial order for Talicia®, which was dispatched from the CMO in December 2023. In August 2024, we announced the launch of Talicia® in the UAE.

Additional License Agreement related to MAP diagnostic test for RHB-104

On December 27, 2014, we entered into a license agreement with the University of Minnesota (UoM) pursuant to which we were granted an exclusive license for all indications and medical uses to a patent-protected designation of certain DNA sequencing.

Sale of Movantik® to HCRM

On February 2, 2023, RedHill U.S. and the Company (together, “RedHill Group”) entered into an Asset Purchase Agreement (the “APA”) and related agreements with HCRM. The APA provides for the sale of RedHill Group’s assets exclusively related to RedHill Group’s exploitation of Movantik® to an affiliate of HCRM in exchange for the extinguishment and termination of all Obligations (as defined in the Credit Agreement) (other than certain indemnification obligations), including the loans, all accrued and unpaid interest thereon, the revenue interest, the prepayments premiums and exit fees (the “Transaction”). The related agreements, each dated as of February 2, 2023, included the Sixth Amendment to the Credit Agreement and Collateral Documents (the “Collateral Amendment”), the Escrow Agreement (the “Escrow Agreement”), the Transition Services Agreement (the “TSA”) and the Supply Agreement (the “Supply Agreement”). The closing of the transaction pursuant to the APA occurred on February 2, 2023 (the “Closing”).

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

Collateral Amendment.  All Obligations under the Credit Agreement (including the loans, all accrued and unpaid interest thereon, the revenue interest, the prepayment premiums and exit fees) terminated as of the Closing, except for those obligations that were expressly intended to survive termination of the Credit Agreement, including certain indemnification obligations. Upon Closing, collateral, consisting of (i) the Escrow Account, (ii) Talicia®-related assets, (iii) our former Aemcolo®-related assets and (iv) accounts receivable related to Movantik® accrued as of the Closing, continued to secure “Go-Forward Obligations” consisting of indemnification obligations under the APA and the Credit Agreement and scheduled pre-closing liabilities relating to Movantik®. The value of such liens and security interests were capped at the value of our pre-closing liabilities relating to Movantik®, and all such liens and security interests were fully released upon the first to occur of (i) the payment of scheduled pre-closing liabilities related to Movantik® other than certain specified long-dated liabilities and (ii) the first date 90 days after the Closing on which RedHill Israel has at least $16.9 million in cash and cash equivalents on hand. Both HCRM and its affiliates and RedHill Group provided each other with a broad release of any claims they have against each other arising prior to the Closing.

Escrow Agreement. At the Closing, Buyer deposited $16 million, which was equal to the amount of cash collateral against which HCRM exercised remedies under the Credit Agreement, into the Escrow Account overseen by the Bank of New York Mellon, acting as an escrow agent. Additionally, from and after the Closing, RedHill U.S. was required to deposit all cash received from accounts receivable related to Movantik accrued as of the Closing into the Escrow Account. Funds from the Escrow Account could only be used to pay certain scheduled pre-closing liabilities related to Movantik® that were retained by RedHill U.S. under the terms of the APA. RedHill U.S. and Buyer established a “Joint Escrow Committee” to oversee the release of funds from the Escrow Account to pay the scheduled liabilities in an agreed order of priority. Unless earlier terminated by mutual agreement of RedHill U.S. and Buyer, the Escrow Agreement was to remain in effect until the time that all scheduled pre-Closing liabilities relating to Movantik® were paid.

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

On July 15, 2024, we signed a Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC, affiliates of HCRM. As a result of the agreement, we received approximately $9.9 million in cash. This amount was in settlement of liabilities related to Movantik® that were allocatable to HCRM and its affiliates under their agreements with us. As the cash received was less than the total net amount of these liabilities (approximately $12.2 million), we recognized a loss of approximately $2.3 million resulting from the termination agreement, presented under “Other expenses” in our consolidated statements of comprehensive income (loss) in our financial statements included elsewhere in this Annual Report. We also gained full control over an additional $0.7 million previously held in a restricted account and settlement of trade balances resulting from the transition services. The agreement terminated all existing credit ties with the agreement parties, removed the lien on Talicia® and restored full control over cash collections back to us.

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

Patents and Patent Applications

We have rights, either through assignment, asset purchase or in-licensing, to a total of approximately 157 issued patents and 46 patent applications. The patents and patent applications are registered in the U.S. and other key jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

The patent positions of companies such as ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

Talicia®

The patent portfolio protecting Talicia® currently includes eight U.S. patents, two pending U.S. patent applications, and over 28 foreign patents and patent applications. The patents currently provide patent protection through 2034 and 2042. The Orange Book currently lists seven U.S. patents.

Opaganib - Oncology, inflammatory, viral and GI Indications

We in-licensed several patents from Apogee and also generated new intellectual property. Opaganib is a first-in-class, proprietary SK2 inhibitor. These patents relate to sphingosine kinase inhibitors, pharmaceutical compositions, methods of preparing the inhibitors, methods of treating inflammatory diseases using the inhibitors, methods of treating cancer using the inhibitors, and methods for inhibiting sphingosine kinase.

The patent portfolio covering opaganib includes six U.S. patents and over 28 foreign patents and patent applications, providing patent protection through 2026 and 2030.

A new patent family seeking to protect the use of opaganib plus checkpoint inhibitors to treat cancer is pending in the U.S. as well as 12 foreign jurisdictions. If patents are granted, it will provide protection for the combination treatment through 2040.

SARS-CoV-2

This patent portfolio covers the use of opaganib and RHB-107 for treating or preventing coronavirus infections. The portfolio currently consists of six issued U.S. patents, two pending U.S. patent applications, one foreign patent and 12 pending foreign patent applications, providing patent protection through 2041.

RHB-107 (upamostat; formerly Mesupron) – Oncology

The primary patent portfolio protecting the new chemical entity (WX-UK1), the pro-drug (“WX-671” or “RHB-107” or “upamostat”), formulations comprising upamostat, methods of synthesizing the compounds, and methods of using upamostat to treat cancer, was in-licensed by us from Wilex AG, now known as Heidelberg Pharma AG. RHB-107 is a first-in-class protease inhibitor administered by oral capsule. The portfolio includes three issued U.S. patents and over 28 foreign patents, providing patent protection through 2025 and 2027.

RHB-104 – Inflammatory Bowel Disease

The patent portfolio protecting RHB-104 and its use in treating inflammatory bowel disease currently includes nine U.S. patents and 19 foreign patents, providing patent protection through 2029.

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

RHB-204 – Nontuberculous Mycobacterium (NTM) Infections

The patent portfolio protecting RHB-204 currently includes one U.S. patent and 11 pending international patent applications, providing patent protection through 2041.

Ebola

The patent portfolio covers RedHill’s proprietary experimental therapy for the treatment of the Ebola virus disease. The portfolio consists of four U.S. patents, one pending U.S. patent application, four foreign patents and one pending foreign patent application providing patent protection through 2035.

RHB-108 – Combination Cancer Therapy

RedHill has also pursued patent protection in cancer therapy for various combination of drugs with different mechanisms of action which achieve synergistic effects. Currently, the portfolio includes four U.S. patents, two foreign patents and three foreign pending patent applications.

Trademarks

Our principal trademarks, including RedHill, Redhill Biopharma, Talicia®, Bekinda, Yeliva®, and their related logos, are registered or pending with the United States Patent and Trademark Office. We have also filed registration applications for non-U.S. trademarks in other countries in which we do or plan to do business. Brand names appearing in this annual report are trademarks of RedHill Biopharma Ltd. except for:

●	trademarks used or that may be or have been used under license by RedHill or its affiliates, such as Aemcolo®, a trademark of Cosmo Technologies Ltd. On July 9, 2024, we announced the mutual decision with Cosmo to voluntary terminate the Cosmo License Agreement, and it was officially terminated on October 8, 2024.
●	trademarks used or that may be or have been used under license by RedHill or its affiliates, such as Movantik®, a trademark of AstraZeneca AB.

Not all trademarks related to investigational agents have been authorized as of the date of this annual report by the relevant health authorities; for instance, the Bekinda® and Yeliva® trade names have not been approved by the FDA.

Government Regulations

Pharmaceutical companies are subject to extensive regulation by national, state and local agencies such as the FDA in the U.S., the Ministry of Health in Israel, or the EMA in Europe. The manufacture, clinical trials, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. To manufacture both new therapeutic drug candidates for clinical trials and approved therapeutic drugs for sale and distribution in the U.S., we must follow the rules and regulations in accordance with current cGMP codified in 21 CFR 210 and 211. Additionally, we are responsible for ensuring that the API in each therapeutic drug or therapeutic drug candidate is manufactured in accordance with ICH Q7 guidance that has been adopted by the FDA. Further, we are required to conduct clinical trials that present data indicating that our therapeutic drug candidates are safe and efficacious in accordance with the current good clinical practice and codified in 21 CFR 312. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or not allow us to manufacture or market our products, and we may be criminally prosecuted. We and our contract manufacturers and clinical research organizations may also be subject to regulations under other federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. Further, the U.S. government has increased its enforcement activity regarding fraud and abuse and illegal marketing practices in the healthcare industry. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act.

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

D.          Property, Plant and Equipment

We lease approximately 826 square meters of office space and eleven parking spaces in the “Platinum” building at 21 Ha’arba’a Street, Tel-Aviv, Israel. The projected yearly gross rental expenses are approximately $420,000 per year. Since 2018 until August 2024, we subleased a portion of the office space to a tenant, and the lease payment is approximately $70,000 per year. The term under our lease agreement will expire on January 31, 2026. These offices have served as our corporate headquarters since April 2011.

Our U.S. office lease expired on July 31, 2024, with all related rental obligations fully settled. In June 2023, we terminated another U.S. office lease signed in March 2022 that was originally set to expire on July 31, 2034.

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

Company Overview

We are a specialty biopharmaceutical company, primarily focused on GI, infectious diseases and oncology. Our primary goal is to become a leading specialty biopharmaceutical company.

We are currently focused primarily on the advancement of our development pipeline of clinical-stage therapeutic candidates. We also commercialize in the U.S. our GI-related product, Talicia® (omeprazole, amoxicillin, and rifabutin), and continue to explore our strategic plans for other potential products and activities.

Among our therapeutic candidates, we are exploring opaganib as a potential treatment for various conditions, including GI-ARS, viral infections such as COVID-19, Ebola virus disease and additional viruses as part of pandemic preparedness, several cancers and diabetes and obesity-related disorders. Furthermore, we are investigating RHB-107 (upamostat) as a potential treatment for COVID-19 and other viruses as part of pandemic preparedness, including the Ebola virus.

Our current pipeline consists of five therapeutic candidates, part of which are in late stage clinical development. We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. We have one product, Talicia®, that we primarily developed internally which has been approved for marketing and, to date, none of our other therapeutic candidates has generated revenues. We have out-licensed our commercial product, Talicia®, for specific territories outside the U.S., and one of our therapeutic candidates, RHB-102, worldwide (except for the U.S., Canada, and Mexico). Furthermore, we plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis or independently with a dedicated commercial operation or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing, acquisitions and similar arrangements.

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans and revenues from our commercial activity. As of December 31, 2024 and December 31, 2023, we had approximately $4.8 million and $6.5 million, respectively, of cash, cash equivalents, short-term investments and restricted cash.

Sale of Rights in Movantik® and Extinguishment of our Debt Obligations under the Credit Agreement with HCRM

On February 23, 2020, we, through RedHill U.S., entered into a credit agreement (the “Credit Agreement”) with HCRM, and the lenders from time to time party thereto. Pursuant to the terms of the Credit Agreement, RedHill U.S. received a $30 million loan following the signing of the Credit Agreement. An additional $50 million tranche was used to fund the acquisition of rights to Movantik® from AstraZeneca. On February 2, 2023, we sold our rights in Movantik® to an affiliate of HCRM and in connection therewith our debt obligations under the Credit Agreement were extinguished.  In connection with this sale, RedHill U.S. retained substantially all pre-closing liabilities relating to Movantik®, and $16 million of our cash was deposited into the escrow account to pay pre-closing liabilities related to Movantik®.

Following the sale of our rights to Movantik®, we lost our primary revenue source, and our ability to operate as a financially viable commercial business became significantly more difficult. We are working to replace Movantik® with another commercial product, either internal or external, but this may not occur, and we may never achieve levels of revenue we have achieved through Movantik®. We also lost economies of scale in our commercial operations that we were able to benefit from by having Movantik® as a core commercial product.

In addition, in connection with the sale of Movantik®, the obligation to pay indemnification obligations and scheduled pre-closing liabilities of Movantik® were secured by a lien on Talicia®- related assets and our former Aemcolo®-related assets.

On July 15, 2024, we signed a Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC, affiliates of HCRM. This agreement terminated all remaining obligations under the Credit Agreement, including the lien previously placed on our Talicia®-related assets, and restored our control over the restricted escrow account established to cover Movantik® pre-closing liabilities and settlement of trade balances resulting from the transition services. As part of the agreement, we received approximately $9.9 million in cash and regained access to an additional $0.7 million previously held in escrow. The cash received was in settlement of liabilities related to Movantik® that were allocatable to HCRM and its affiliates under their agreements with us. As the cash received was less than the total net amount of these liabilities (approximately $12.2 million), we recognized a loss of approximately $2.3 million resulting from the termination agreement, presented under “Other expenses” in our consolidated statements of comprehensive income (loss) in our financial statements included elsewhere in this Annual Report. The agreement also terminated the transition services arrangement previously in place.

Our financial statements include a going concern reference.  We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms and/or divest assets on favorable terms or at all, we may need to cease operations.  Management has substantial doubt about our ability to continue as a going concern.

Description of our Products

The following is a description of our current commercial product and five therapeutic candidates, most of which are in late-stage clinical development:

Commercial Product

Talicia® is our proprietary drug approved by the FDA for marketing in the U.S. for the treatment of H. pylori bacterial infection in adults. Talicia® is a combination of three approved drugs, omeprazole, which is a proton pump inhibitor (it prevents the secretion of hydrogen ions increasing the PH of the stomach), amoxicillin and rifabutin, which are antibiotics. Talicia® is administered to patients orally in the form of a fixed-dose, all-in-one capsule. On November 1, 2019, the FDA approved Talicia® for marketing in the U.S. for the treatment of H. pylori infection in adults and we launched Talicia® in the U.S. in March 2020. Talicia® is expected to receive a total of eight years of U.S. market exclusivity. Talicia® is the first therapeutic candidate we developed to be approved by the FDA.

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

Opaganib is an investigational new drug that is proprietary, first-in-class, orally administered SK2 selective inhibitor, with anti-viral, anti-inflammatory and anti-cancer activities, targeting multiple potential oncology, inflammatory, viral and GI indications. On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee, pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to ABC294640 (Yeliva®)) and as noted above, received an international non-proprietary name, opaganib, in 2018) and additional intellectual property for all indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3 million, of which the total amount has been paid, as well as up to $2 million in potential development milestone payments, and tiered royalties starting in the low double-digits. For more information regarding this agreement, see “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for opaganib.” In March 2022, we entered into an exclusive license agreement (the “Exclusive License Agreement”) with Kukbo for opaganib in South Korea. Under the terms of the Exclusive License Agreement, Kukbo was required to pay an upfront payment of $1.5 million, and we are also eligible milestone payments and royalties on net sales of oral opaganib. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements - License Agreement with Kukbo” and “Legal Proceedings”.

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

Financial Income and Expenses

Financial income and expenses consist of non-cash financing expenses in connection with changes in the fair value of derivative financial instruments, interest earned on our cash, cash equivalents, and short-term bank deposits, bank fees, interest, and finance changes for lease liabilities and other transactional costs and expense or income resulting from fluctuations of the U.S. dollar against other currencies, in which a portion of our assets and liabilities are denominated like NIS, for example, as well as losses from the Global Termination Agreement. In addition, as it relates to the extinguishment of all debt obligations of RedHill U.S. under the Credit Agreement in exchange for the transfer of its rights in Movantik®, the portion of the gain from the debt extinguishment, resulting from the difference between the carrying amount (the amortized cost) of the financial liability to HCRM and the fair value of the assets transferred, is included within financial income.

Other income

Incorporates the portion of the gain from the sale of Movantik® resulting from the difference between the carrying value and fair value of the assets transferred to HCRM. Additionally, includes service fees relating to transition services provided as part of the sale of Movantik®.

A.          Operating Results

History of Losses

Since inception in 2009, we have generated significant losses in connection with the research and development of our therapeutic candidates and from our commercial operations. We may continue to incur additional losses as we continue our commercial activities and expand our research and development activities over time. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain substantial additional funds. As of December 31, 2024 and December 31, 2023, we had an accumulated deficit of approximately $414.8 million and $407.7 million, respectively.

We expect to continue to fund our operations over the next several years through revenues generated from the commercialization of our commercial products, public or private equity offerings, debt financings, non-dilutive financings, including government grants, commercialization of our therapeutic candidates, if approved, or products we may commercialize or promote in the future. Concurrently, we are actively engaged in discussions to explore strategic business transactions, including potential divestment of certain Company assets.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended December 31, 2024, our net cash used in operating activities was $9.4 million leaving a cash balance of $4.8 million. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. We have determined that the Company’s available cash on December 31, 2024, together with proceeds raised pursuant to the Wainwright Sales Agreement (as defined below) during the first quarter of 2025, will not be sufficient to fund current liabilities and capital expenditure requirements for a period exceeding one year from the date of this Annual Report. Our operational costs include the payment of substantially all pre-closing liabilities relating to Movantik®, which our subsidiary, RedHill U.S., retained under our agreement with HCRM for the extinguishment of all our debt obligations under the Credit Agreement in exchange for the transfer of our rights in Movantik® to an affiliate of HCRM.  As of December 31, 2024, the estimated pre-closing liabilities relating to Movantik® were approximately $3.0 million. In addition, we assumed obligations under the Global Termination Agreement. As of December 31, 2024, the estimated obligations relating to the Global Termination Agreement were $6.7 million. See “See “– Term Loan Facility” and “Additional Cash Requirements”, below. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

We will need to raise significant additional capital to finance our losses and negative cash flows from operations.  We are also actively pursuing and in discussions with multiple parties regarding strategic business transactions. If we were to fail to raise sufficient capital on favorable terms or at all, we may need to cease operations. There are no assurances that we will be able to raise significant additional capital on terms favorable to us or at all, particularly given the current difficult conditions in the capital markets and very low market capitalization which makes it more difficult to raise significant amounts of capital. In addition, following the sale of our rights to Movantik® in 2023, we lost our primary revenue source and our ability to operate as a financially viable commercial business has been significantly more difficult. If we are unsuccessful in achieving sufficient commercial sales of our products, or in raising sufficient capital, we will need to reduce activities and curtail or cease operations.

Comparison of the Year Ended December 31, 2024, to the Year Ended December 31, 2023

Net Revenues

Net Revenues for the year ended December 31, 2024, were $8.0 million, compared to $6.5 million for the year ended December 31, 2023. Talicia® net revenues for the year ended December 31, 2024, increased to $9.0 million from $8.8 million for the year ended December 31, 2023, driven by approximately $1.0 million of revenues generated from the UAE partnership with Gaelan Medical. Net revenues for the years ended December 31, 2024 and December 31, 2023, included Movantik® contra-revenues of $0.9 million and $2.6 million for Movantik®, respectively, mainly due to product returns.

Cost of Revenues

Cost of Revenues for the year ended December 31, 2024, was $3.2 million, compared to $3.5 million for the year ended December 31, 2023. The decrease was primarily due to lower inventory write-downs, which totaled $0.2 million in 2024 compared to $1.3 million in 2023. This decrease was partially offset by higher Movantik® negative cost of revenues recognized in the previous year, reflecting the higher contra revenues recognized in 2023.

Gross Profit

Gross Profit for the year ended December 31, 2024, was $4.9 million, compared to $3.1 million for the year ended December 31, 2023, reflecting the increase in net revenues and the lower level of inventory write-downs in 2024.

Research and Development Expenses

Research and Development Expenses were $1.6 million for the year ended December 31, 2024, as compared to $3.5 million for the year ended December 31, 2023. The decrease was attributable to the costs from closing the RHB-204 clinical trial, which were recognized in 2023, as well as ongoing cost-reduction measures.

Selling, Marketing and General and Administrative Expenses

Selling, Marketing and General and Administrative Expenses for the year ended December 31, 2024, were $15.5 million, as compared to $31.0 million for the year ended December 31, 2023. The reduction was primarily attributable to ongoing cost-reduction measures and the divestiture of Movantik® in 2023, which led to workforce downsizing and other related expense reductions.

Other Income/Expenses

Other Expense for the year ended December 31, 2024 was $2.3 million, recognized as part of the Global Termination Agreement, as compared to Other Income of $44.1 million for the year ended December 31, 2023. The other income in 2023 was comprised of (i) $35.5 million from the divestiture of Movantik®, calculated as the difference between the fair value of the rights and the carrying amount of this asset and (ii) $8.6 million from transitional services provided to the buyer of Movantik®.

Operating Income (Loss)

Operating Loss for the year ended December 31, 2024, was $14.6 million, compared to Operating Income of $12.6 million for the year ended December 31, 2023. The difference is primarily attributable to the changes resulting from the divestiture of Movantik® partially offset by the decrease in operating expenses as detailed above.

Financial Income (Expenses), net

Financial Income, net for the year ended December 31, 2024, was $6.3 million, compared to Financial Income, net of $11.3 million for the year ended December 31, 2023. The income recognized for the year ended December 31, 2024, was primarily driven by the revaluation of financial instruments, partially offset by other financing expenses. The income recognized in the year ended December 31, 2023, was primarily attributable to gain resulting from the extinguishment of the HCRM debt in exchange for the transfer of rights to Movantik®, calculated as the difference between the carrying amount of the financial liability and the fair value of the rights transferred partially offset by financial expenses related to the financial instruments and other financial expenses.

Net Income (Loss)

Net Loss was $8.3 million for the year ended December 31, 2024, as compared to Net Income of $23.9 million for the year ended December 31, 2023. The change was primarily attributable to the impact of the Movantik® divestiture in 2023, partially offset by reduction in operating expenses resulting from ongoing cost-reduction measures, as detailed above.

Total Assets

Total Assets as of December 31, 2024, were $18.0 million, as compared to $23.0 million as of December 31, 2023. The decrease was primarily attributable to the decrease in cash balance, reduced inventory and a decline in prepaid expenses and other receivables, consistent with the Company’s scaled-down operations, as well as impact of balances settled as part of the Global Termination Agreement, and a reduction in right-of-use assets following the termination of vehicle leases during 2024.

Total Liabilities

Total Liabilities as of December 31, 2024, were $22.7 million, as compared to $21.0 million as of December 31, 2023. The increase primarily reflects the impact of the Global Termination Agreement, under which the Company incurred liabilities related to Movantik® that were allocatable to HCRM and its affiliates under their agreements with the Company, offset by payments made toward these liabilities during the period. Additionally, there was an increase in derivative financial instruments associated with warrant liabilities from offerings made during 2024. This was partially offset by a decrease in accounts payable and allowance from deductions from revenues, consistent with the Company’s scaled-down operations, as well as a reduction in lease liabilities due to the termination of car leases.

Comparison of the Year Ended December 31, 2023, to the Year Ended December 31, 2022

This analysis can be found in Item 5 of the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 8, 2024.

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

The following table sets forth our Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022

	U.S. dollars in thousands
Adjusted EBITDA	(10,993)	(28,338)	(29,015)

The following table provides a reconciliation of adjusted EBITDA to Consolidated Comprehensive Income (Loss) for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
Consolidated Comprehensive Income (Loss)	(8,268)	23,916	(71,669)
Depreciation	588	1,445	2,136
Amortization and impairment of intangible assets	31	545	6,018
Share-based compensation to employees and service providers	665	1,647	5,675
Gain from early termination of lease, net	(22)	(543)	—
Other income	2,359	(44,064)	—
Financial (income) expenses, net	(6,346)	(11,284)	28,825
Adjusted EBITDA	(10,993)	(28,338)	(29,015)

B.          Liquidity and Capital Resources

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans and revenues from our commercial activity. Other potential sources of liquidity in the future may include government grants or subordinated indebtedness, other non-dilutive financings, or divestment of certain Company assets. As of December 31, 2024, we had approximately $4.8 million of cash, cash equivalents, short-term investments and restricted cash.

Through our U.S. subsidiary, we currently commercialize Talicia®. However, our ability to generate profits from the commercialization of commercial products still remains uncertain. To date, our commercial operations are still generating operational losses. Other than Talicia®, our therapeutic candidates are in research and development stage, and therefore do not yet generate revenues.

Until our sale to HCRM on February 2, 2023, we also commercialized Movantik® (naloxegol), and until October 8, 2024, we also commercialized Aemcolo®. Following the sale of Movantik®, we lost our primary revenue source which will make it more difficult for us to satisfy our payment obligations.  See “- Sale of Rights in Movantik® and Extinguishment of our Debt Obligations under the Credit Agreement with HCRM”. On July 9, 2024, we announced the mutual decision with Cosmo to voluntary terminate the Cosmo License Agreement with respect to Aemcolo®, and it was officially terminated on October 8, 2024.

On August 9, 2024, we filed a registration statement on Form F-3 (File No. 333-281417) with the SEC. As of the filing date of this Annual Report, we are subject to the limitations of General Instruction I.B.5 of Form F-3, which limits the amount of funds we can raise through primary public offerings of securities in any twelve-calendar month period using a registration statement on Form F-3 to one-third of the aggregate market value of our ordinary shares held by non-affiliates. Therefore, we will be limited in the amount of proceeds we are able to raise by selling our securities using Form F-3, until such time as our public float held by non-affiliates exceeds $75.0 million.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended December 31, 2024, our net cash used in operating activities was $9.4 million leaving a cash balance of $4.8 million. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. See “– B. Operating Results – Going Concern”.

Financing Activities

On March 29, 2024, we entered into a securities purchase agreement with certain investors, pursuant to which we agreed to issue and sell, in a registered direct offering directly to such investors, (i) 85,779 ADSs and (ii) warrants to purchase up to an aggregate of 85,779 ADSs, at a combined purchase price of $14.57 per ADS and accompanying warrant (the “April 2024 Offering”). The warrants have an exercise price of $18.75 per ADS, are immediately exercisable upon issuance and have a term of five years following the issuance date. The April 2024 Offering closed on April 3, 2024. The gross proceeds to us were approximately $1.25 million, before deducting offering expenses payable by us.

On January 26, 2024, we issued (i) in a registered direct offering 400,000 ADSs at a purchase price of $20.00 per ADS and (ii) in a concurrent private offering, warrants (the “January 2024 Warrants”) to acquire 400,000 ADSs in the aggregate at an exercise price of $25.00 per ADS (the “January 2024 Offering”). The gross proceeds were approximately $8.0 million, before fees and expenses. The January 2024 Warrants are exercisable immediately after the issuance date and have a term of five years following the issuance date. After the mentioned offerings and the November 2023 warrants’ exercise described below, as of January 31, 2024, the Company’s share capital included 1,188,121 ADSs, the January 2024 Warrants, December 2022 Warrants to purchase 30,234 ADSs (as defined below), and placement agent warrants to purchase 44,649 ADSs. These placement agent warrants have exercise prices ranging from $14.6875 per ADS to $125.00 per ADS and expire between April 3, 2028, and January 25, 2029. These warrants were issued to the placement agent as part of the compensation for the offerings conducted in April, July, and September 2023, as well as January 2024.

Between November 27, 2023, and November 29, 2023, the September 2023 Reload Warrants (as defined below) were exercised for a total of approximately $4.0 million gross proceeds to the Company.

On September 28, 2023, we entered into a warrant reprice and reload letter with holders of (i) the May 2022 Warrants (as defined below), as amended as described below, (ii) the December 2022 Warrants (as defined below), as amended as described below, (iii) warrants issued on April 3, 2023 (as amended, the “Class B Warrants”), and (iv) warrants issued on July 25, 2023 (the “July 2023 Warrants”, and together with the May 2022 Warrants, the December 2022 Warrants and the Class B Warrants, the “Existing Warrants”) to purchase up to an aggregate of 172,076 ADSs, pursuant to which such holders agreed to exercise their Existing Warrants in full at a reduced exercise price of $11.75 per ADS for aggregate gross proceeds of approximately $2.0 million, before deducting the fees and expenses.  In exchange, the exercising holders received new unregistered warrants to purchase up to an aggregate of 344,154 ADSs (the “September 2023 Reload Warrants”) at an exercise price of $11.75 per ADS and with exercise terms ranging from eighteen months to five years.

On July 25, 2023, we issued in a registered direct offering 43,397 ADSs and pre-funded warrants to purchase 8,680 ADSs for aggregate gross proceeds to us, together with the proceeds of the concurrent Reload Agreement described below, of approximately $3.8 million, before deducting fees and expenses. In connection with the offering, on July 21, 2023, we entered into a warrant reprice and reload letter (the “Reload Agreement”) with a certain holder of Series A Warrants to purchase up to an aggregate of 60,000 ADSs and Series B Warrants to purchase up to an aggregate of 60,000 ADSs, each issued in April 2023, pursuant to which: (i) such holder exercised its Series A Warrants in full at a reduced exercise price of $33.75 per ADS (the “Series A Warrant Exercise”) in exchange for new unregistered warrants to purchase up to an aggregate of 60,000 ADSs at an exercise price of $45.00 per ADS exercisable until April 3, 2028 (the “Reload Warrant”), and (ii) the exercise price of the Series B Warrants was reduced to $45.00 per ADS. We also agreed to reduce the exercise price of (i) the May 2022 Warrants (as defined below), as amended as described below, and (ii) the December 2022 Warrants (defined below) to purchase up to an aggregate of 38,873 ADSs, at an exercise price of $45.00 per ADS (the “Warrant Amendment”).

On April 3, 2023, we issued in a registered direct offering (i) 10,800 ADSs and pre-funded warrants to purchase 49,200 ADSs, (ii) Series A Warrants to purchase up to an aggregate of 60,000 ADSs, and (iii) Series B Warrants to purchase up to an aggregate of 60,000 ADSs at a combined offering price of $100.00 per ADS (or pre-funded warrant) and accompanying Series A Warrant and Series B Warrant. The Series A Warrants had an initial exercise price of $118.75 per ADS (subsequently reduced to $33.75 per ADS as described above), were exercisable immediately and had a term of five years following issuance. The Series B Warrants had an initial exercise price of $100.00 per ADS (subsequently reduced to $45.00 as described above), were exercisable immediately and had a term of nine months following issuance. The gross proceeds were approximately $6.0 million, before fees and expenses.

In connection with the April 2023 offering, we reduced the exercise price of the May 2022 Warrants (defined below) to $118.75 per ADS and amended the termination date to April 3, 2028 (subsequently amended in July 2023 as described above).

During the year ended December 31, 2023, we sold 105 ADSs under an at-the-market program (the “ATM program”) for total gross proceeds of approximately $20,000. During the year ended December 31, 2022, we sold 1,223 ADSs under the ATM program for total gross proceeds of approximately $2.0 million. We terminated the ATM program effective as of April 4, 2024. See “ATM Program with Cantor”, below.

On December 6, 2022, we consummated an underwritten offering of 21,775 ADSs and pre-funded warrants to purchase 10,225 ADSs for gross proceeds of approximately $8.0 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering. In addition, the investors in this financing received warrants to purchase 69,107 ADSs with an exercise price of $115.7625 per ADS (following a reset on March 31, 2023, in connection with the ratio change of the ADSs to the Company’s ordinary shares) (the “December 2022 Warrants”).

On May 11, 2022, we issued (i) in a registered direct offering a total of 5,059 ADSs and pre-funded warrants to purchase 5,503 ADSs and (ii) in a concurrent private placement, warrants to acquire 13,204 ADSs at a purchase price of $1,480.00 per ADS (“May 2022 Warrants”). The gross proceeds were approximately $15.0 million, before fees and expenses. The warrants were exercisable six months after the issuance date and had a term of five and one-half years.

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

We also entered into a Security Agreement, a Pledge Agreement, an Israeli-law governed Fixed Charge Debenture and an Israeli-law governed Floating Charge Debenture in favor of HCRM, pursuant to which our obligations under the Credit Agreement (and those of RedHill U.S.) were secured by a pledge of all of our holdings of the capital stock of RedHill U.S., substantially all of the assets of RedHill U.S., and all of our assets relating in any material respect to Talicia®.

On February 2, 2023, we reached an agreement with HCRM for the extinguishment of all our debt obligations under the Credit Agreement in connection with the transfer of our rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. HCRM assumed substantially all post-closing liabilities relating to Movantik®, with RedHill U.S. retaining substantially all pre-closing liabilities relating to Movantik®. These collateral documents were amended to provide HCRM with security interests in (i) an escrow account (“Escrow Account”) established to pay pre-closing liabilities related to Movantik® that were retained by RedHill U.S. under the terms of the asset purchase agreement, (ii) Talicia®-related assets, (iii) our former Aemcolo®-related assets and (iv) accounts receivable related to Movantik® accrued as of the Closing (as defined in the APA) to secure “Go-Forward Obligations” consisting of indemnification obligations under the APA and the Credit Agreement and scheduled pre-closing liabilities relating to Movantik® until substantially all pre-closing liabilities relating to Movantik® were paid or other specific conditions were met.

On July 15, 2024, we signed a Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC, affiliates of HCRM. As a result of the agreement, we received approximately $9.9 million in cash. This amount was in settlement of liabilities related to Movantik® that were allocatable to HCRM and its affiliates under their agreements with us. As the cash received was less than the total net amount of these liabilities (approximately $12.2 million), we recognized a loss of approximately $2.3 million resulting from the termination agreement, presented under “Other expenses” in our consolidated statements of comprehensive income (loss) in our financial statements included elsewhere in this Annual Report. We also gained full control over an additional $0.7 million previously held in a restricted account and settlement of trade balances resulting from the transition services. The agreement terminated all existing credit ties with the agreement parties, removed the lien on Talicia® and restored full control over cash collections back to us.

ATM Program with Cantor Fitzgerald & Co. and SVB Leerink LLD

On July 29, 2021, we entered into the sales agreement (the “Cantor – SVB Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) and SVB Leerink LLC (“SVB”), for the sale of ADSs, pursuant to which we were able to offer and sell, from time to time, ADSs through our ATM program, with SVB and Cantor acting as our agents. Under the prospectus supplement relating to the ATM program and the accompanying base prospectus, we offered and were permitted to sell ADSs having an aggregate offering price of up to $100.0 million from time to time through SVB and Cantor, acting as our agents, in accordance with the Cantor – SVB Sales Agreement. On November 3, 2022, we received notice from SVB notifying us and Cantor of SVB’s termination of the Cantor – SVB Sales Agreement with respect to itself. On April 4, 2024, we delivered written notice to Cantor and terminated the Cantor – SVB Sales Agreement. Prior to termination, we sold 1,378 ADSs at a weighted average offering price of $1,871.07 per ADS for approximate aggregate net proceeds of approximately $2.5 million pursuant to the Cantor – SVB Sales Agreement and related prospectus supplement and accompanying base prospectus since the launch of the ATM program in July 2021.

ATM Program with H.C. Wainwright & Co., LLC

On February 3, 2025, we entered into a sales agreement (the “Wainwright Sales Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), for the sale of ADSs, pursuant to which we are able to offer and sell, from time to time, ADSs through our ATM program, with Wainwright acting as our agent. Under the prospectus supplement relating to the ATM program and the accompanying base prospectus, we are permitted to sell ADSs having an aggregate offering price of up to $3,464,000 from time to time through Wainwright, acting as our agent, in accordance with the Wainwright Sales Agreement.  To date, we have sold 453,345 ADSs at a weighted average offering price of $4.96 per ADS for aggregate net proceeds of approximately $2.2 million pursuant to the Wainwright Sales Agreement and related prospectus supplement and accompanying base prospectus.

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

In addition, we have future obligations to purchase API, bulk tables and finished goods with respect to Talicia® for an aggregate purchase price of approximately $6.2 million until the end of 2026 in the ordinary course of business. We expect to purchase the inventory in the regular course of business as part of our ongoing commercialization of Talicia®. We continue to have negative cash flows from operations, and our ability to generate sufficient revenues for our operations is significantly limited after the sale of the rights to Movantik®. We estimate that, absent sufficient revenues from Talicia® and other sources to fund our operations and meet our obligations- including the remaining pre-closing liabilities related to Movantik® and the additional liabilities assumed under the Global Termination Agreement, as described above- we will need to raise significant additional capital in order to continue as a going concern. Our current cash and cash equivalents are not sufficient to continuously fund our operations and satisfy our payment obligations for a period exceeding one year from the date of this Annual Report. If we are unable to secure additional financing, we may be required to reduce our operations, divest certain assets, or take other measures that could materially adversely affect our reputation, business, financial condition or results of operations.

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

Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for the year ended December 31, 2024, was $9.4 million, compared to $35.8 million for the year ended December 31, 2023. The cash used in operating activities was primarily directed towards settling pre-closing liabilities related to Movantik® and other operational activities. This was partially offset by proceeds received from the Global Termination Agreement, net of payments made to settle obligations arising from this agreement.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities for the year ended December 31, 2024, was $8.4 million, primarily generated through equity offerings. Net Cash Provided by Financing Activities for the year ended December 31, 2023, was $21.4 million, comprised primarily of proceeds from equity offerings and exercise of certain warrants in transactions consummated in each of April 2023, July 2023, September 2023 and November 2023, and from decrease in restricted cash, partially offset by repayment of payables in respect of intangible asset purchases.

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2024.

C.          Research and Development, Patents and Licenses

Our research and development expenses consist primarily of costs of clinical trials, professional services, share-based payments and payroll, and related expenses. The clinical trial costs are mainly related to payments to third parties to manufacture our therapeutic candidates, to perform clinical trials with our therapeutic candidates and to provide us with regulatory services. We charge all research and development expenses to operations as they are incurred. The research and development of certain of our product candidates, including RHB-107, have been supported by government-funded programs.

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. In addition, the government is under no obligation to continue to support research and development of our products and can cease such support at any time. For example, on January 30, 2025, we were notified that funding from the U.S. Government Department of Defense's Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (JPEO-CBRND) for the ongoing 300-patient Phase 2 RHB-107 arm of the ACESO PROTECT platform trial for early COVID-19 outpatient treatment is subject to termination, requiring the study to cease enrollment on March 5, 2025, prior to completion. It is estimated that approximately 100 patients have been enrolled out of a fully enrolled target patient population of 300. Due to the reduced number of patients enrolled in this study, the study result may not lead to conclusions regarding the efficacy of RHB-107 in this trial.

Our future research and development expenses will depend on the clinical success of each therapeutic candidate, the rate of patient recruitment and the ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – Risks Related to Regulatory Matters - Talicia® or any product for which we may obtain regulatory approval or acquire commercialization rights may not become or continue to be commercially viable products.”

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

We expect our research and development expenses to stay material as we continue the advancement of our clinical trials and therapeutic candidates’ development. The lengthy process of completing clinical trials and seeking regulatory approvals for our therapeutic candidates requires substantial expenditures or government support. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any high certainty if and when we would recognize any substantial revenues from our projects.

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

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using our estimated post-tax weighted average cost of capital which was 18.1% as of December 31, 2024.

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

Name	Age	Position(s)
Executive Officers
Dror Ben-Asher	59	Chief Executive Officer and Chairman of the Board of Directors
Razi Ingber	41	Chief Financial Officer
Reza Fathi, Ph.D.	70	Senior Vice President Research and Development
Gilead Raday	50	Chief Operating Officer
Adi Frish	55	Chief Corporate and Business Development Officer
Guy Goldberg	49	Chief Business Officer
Rick D. Scruggs	65	Chief Commercial Officer and Director

Non-Employee Directors
Dr. Shmuel Cabilly (2), (3)	75	Director
Dr. Kenneth Reed (1), (2), (3)	71	Director
Ofer Tsimchi (1), (2), (3)	65	Director
Dr. Roni Mamluk (1), (2), (3)	58	Director
(1)	Member of our audit committee, which such committee also serves as our financial statements committee.
(2)	Member of our compensation committee.
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

Ofer Tsimchi has served as a director on our board of directors, as Chairman of our compensation committee and as a member in our audit committee since May 2011. Since June 2024, Mr. Tsimchi has also served as Chairman of our audit committee. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, served as a board member of Caesarstone Ltd. and Danbar Group Ltd and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Dr. Roni Mamluk currently serves as the Chairperson of OffRa Health, a healthcare AI company, and as a consultant to the Israeli government for Ag-tech in the Gaza Envelop region. Dr. Mamluk served as a board member at Amryt Pharma plc (previously Nasdaq-listed) between 2021-2023 and as a board member at Chiasma between 2013-2021. From 2017 to 2023, Dr. Mamluk was a co-founder and served as President and Chief Executive Officer of Ayala Pharmaceuticals, a Nasdaq-listed clinical-stage precision oncology company. From 2006 to 2017, Dr. Mamluk served in various management roles at Chiasma, a biopharmaceutical company, including as Chief Development Officer and Chief Executive Officer. Dr. Mamluk received a Ph.D., Summa Cum Laude, from The Hebrew University in Jerusalem, the Department of Animal Sciences.

End of Service

Ms. Alla Felder served as a member of our board of directors until June 4, 2024. Ms. Felder resigned due to personal reasons and not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practice.

Mr. Eric Swenden served as a member of our board of directors until April 8, 2025. His resignation was due to personal reasons and was not related to any disagreement with the Company’s operations, policies, or practices.

B.          Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2024, was approximately $2.2 million. Out of that amount, approximately $1.7 million was paid as salary, approximately $0.2 million was attributed to the value of the RSUs granted to senior management and the directors during the year ended December 31, 2024, approximately $0.3 million was attributed to retirement plans and approximately $0.05 million was attributed to other long-term benefits. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements and directors’ compensation arrangements and comply with our Compensation Policy for Executive Officers and Directors as approved by our shareholders (the “Compensation Policy”). On November 16, 2023, our board of directors adopted the Policy for Recovery of Erroneously Awarded Compensation (the “Compensation Recovery Policy”), effective as of December 1, 2023, which provides for certain incentive-based compensation (including cash bonuses and equity-based compensation)  awarded to our officers to be recovered in the event that we are required to prepare an accounting restatement to correct material noncompliance with any financial reporting requirement to which we are subject. This description of the Compensation Recovery Policy is qualified by reference to the full text of such policy, which is filed as an exhibit to this Annual Report. On March 23, 2025, our board of directors approved an amendment to our Compensation Policy to align it with the Compensation Recovery Policy. These changes are subject to approval by the annual general meeting of shareholders scheduled for May 5, 2025. In the event of any inconsistency between our Compensation Policy and the Compensation Recovery Policy, in respect to the recovery of any portion of Incentive-Based Compensation that is Erroneously Awarded Compensation (both as defined in the Compensation Recovery Policy) that would not be recoverable under the Compensation Policy, the terms of the Compensation Recovery Policy shall prevail.

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2024. The compensation detailed in the table below refers to the actual compensation granted or paid to the director or officer during the year ended December 31, 2024.

			Value of
	Base Salary	Value of	Equity-Based
	or Other	Social	Compensation	All Other
Name and Position of Director or Officer	Payment (1)	Benefits (2)	Granted (3)	Compensation (4)	Total
Dror Ben-Asher, Chief Executive Officer, and Chairman of the Board of Directors (5)	$410,832	$91,133	$47,549	$16,951	$566,465
Rick Scruggs, Chief Commercial Officer (6)	$385,140	$21,156	$37,440	—	$443,736
Razi Ingber, Chief Financial Officer	$236,591	$64,142	$31,824	$16,951	$349,508
Gilead Raday, Chief Operating Officer	$264,483	$66,026	$31,824	$3,998	$366,331
Adi Frish, Chief Corporate and Business Development Officer	$218,512	$61,384	$26,208	$16,488	$322,592
(1)	“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company’s Executive Officers and members of the board of directors for the year ended December 31, 2024. Messrs. Ben-Asher and Scruggs do not receive extra compensation for their service as members of the board of directors.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli and U.S. laws.
(3)	Consists of the fair value of the equity-based compensation granted during the year ended December 31, 2024, in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the RSUs. See “Management - Share Ownership” for further information regarding the RSUs.
(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), communication expenses, and basic health insurance.
(5)	Mr. Ben-Asher’s employment terms as the Company’s Chief Executive Officer provide that Mr. Ben-Asher is currently entitled to a monthly base gross salary of NIS 124,740 (approximately $34,203). Mr. Ben-Asher is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses reimbursement of up to NIS 3,500 per year for private medical insurance, and coverage of one annual comprehensive medical check-up. In addition, Mr. Ben-Asher is entitled to reimbursement of car-related expenses from the Company. Mr. Ben-Asher’s employment terms include an advance notice period of 12 months by the Company and 90 days by Mr. Ben-Asher. During such an advance notice period, Mr. Ben-Asher will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Ben-Asher’s employment is terminated in connection with a “change in control” he will be entitled to a special one-time payment equal to his then-current monthly salary multiplied by 18. A “change in control” is defined under the change in control employee retention plan (the “CIC Plan”) as follows: (1) the consummation of any merger, consolidation, reorganization, or similar transaction or series of related transactions of the Company with another entity, other than a merger, consolidation, reorganization, or similar transaction or series of related transactions which would result in the shareholders of the Company immediately preceding the transaction beneficially owning, immediately after the transaction, at least 50% of the combined voting power of the outstanding securities of the surviving or resulting entity (or its parent); (2) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act or “group” (two or more persons acting as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of the applicable securities referred to herein) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then-outstanding voting securities; (3) the election of a board of directors over a three-year period or less, the majority of which is not supported by at least a majority of the then existing board of directors of the Company; or (4) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company (other than to an entity controlled by the Company).

(6)	Mr. Rick Scruggs’ employment term as the Company's Chief Commercial Officer provides that Mr. Scruggs is currently entitled to a monthly base gross salary of approximately $33,858. Mr. Scruggs is further entitled to vacation days and sick days in accordance with the market practice and applicable law, contribution by the Company to welfare benefits insurance policies, and additional benefits, including communication expenses. Mr. Scruggs will be entitled to payment of severance in the amount of 12 months’ base salary at the time of termination in the event Mr. Scruggs’ employment is terminated without cause by the Company. Mr. Scruggs’s employment terms also include an advance notice period of 60 days by either party. During such an advance notice period, Mr. Scruggs will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Scruggs’s employment is terminated in connection with a “change in control” he will be entitled to a special one-time payment equal to his then-current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement, multiplied by 12. A “change in control” is defined in the same manner as defined for Mr. Ben-Asher as described in footnote (5) above.

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

Director Compensation

We currently pay our non-executive directors (i) an annual cash fee retainer of $26,000, (ii) a committee membership annual cash fee retainer of (a) $6,500 to each Audit Committee member and (b) $6,000 to each Compensation Committee member and (iii) a committee chairperson annual cash fee retainer in an amount that is higher than the annual cash fee payable to other members of that committee (as described in clause (ii) above) by 50% to each of the Audit Committee and Compensation Committee chairs (without duplication of the fees paid under clause (ii)).  These amounts reflect the voluntary deferral by our directors of a portion of their director fees, as described below.

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

Compensation Policy

On May 13, 2022, our shareholders approved the Compensation Policy for our directors and officers in accordance with the Israeli Companies Law, pursuant to which we are required to determine the compensation of our directors and officers, and which must be approved by our shareholders every three years. The policy was previously approved by our board of directors, upon the recommendation of our compensation committee and includes certain amendments to comply with applicable regulatory requirements.

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

On March 23, 2025, our board of directors approved certain amendments to the Compensation Policy to align it with the Compensation Recovery Policy adopted in 2023. We have scheduled an annual general meeting of shareholders for May 5, 2025 to, among other things, vote on the approval of an amended version of our compensation policy for an additional period of three years.

C.         Board Practices

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than five persons and no more than eleven persons, including any external directors whose appointment is required by law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election. This process continues indefinitely. A simple majority shareholder vote may elect directors for a term of less than three years in order to ensure that the three groups of directors have as equal a number of directors as possible as provided above. The directors of the first class, currently consisting of Mr. Ofer Tsimchi and Dr. Roni Mamluk will hold office until our annual general meeting to be held in the year 2027. The directors of the second class, currently consisting of Mr. Dror Ben-Asher and Dr. Kenneth Reed, will hold office until our annual general meeting to be held in the year 2025. The directors of the third class, currently consisting of Dr. Shmuel Cabilly and Mr. Rick Scruggs, will hold office until our annual general meeting to be held in the year 2026. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment. See “Management - Board Practices – Independent and External Directors – Israeli Companies Law Requirements” below for a description of the adoption by the Company of the corporate governance exemptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, including with respect to external directors.

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

Committees

Israeli Companies Law Requirements

Our board of directors has established two standing committees, the audit committee and the compensation committee. To streamline oversight functions, the responsibilities of the investment committee were assigned in December 2024 to the audit committee.

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

Our audit committee also serves as our financial statements committee. The members of our audit committee are Mr. Ofer Tsimchi (Chairman), Dr. Kenneth Reed and Dr. Roni Mamluk.

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

Our audit committee assumed the responsibilities of the investment committee, assisting the board in executing its duties related to our financial and investment strategies and policies. This includes establishing policies and guidelines, as well as monitoring their implementation. The committee is also authorized to approve specific financial transactions, assess risks related to the management of our finances, and evaluate measures for mitigating these risks. Additionally, it reviews our financial controls, reporting processes, and other finance-related matters.

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

Our compensation committee, which consists of Ofer Tsimchi (Chairman), Dr. Shmuel Cabilly, Dr. Kenneth Reed and Dr. Roni Mamluk, administers issues relating to our global compensation plan with respect to our employees, directors, and consultants. Our compensation committee is responsible for making recommendations to the board of directors regarding the issuance of share options and compensation terms for our directors and officers and for determining salaries and incentive compensation for our executive officers and incentive compensation for our other employees and consultants. Each of the members of the compensation committee is “independent” as such term is defined in the Nasdaq Listing Rules.

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

As noted above, the members of our audit committee include Mr. Ofer Tsimchi, Dr. Roni Mamluk and Dr. Kenneth Reed, with Mr. Tsimchi serving as Chairman. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each of Mr. Ofer Tsimchi and Dr. Kenneth Reed is an audit committee financial expert as defined by the SEC rules and all members of the audit committee have the requisite financial experience as defined by the Nasdaq Listing Rules. Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is, among others, to examine whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party, an officer or a director, a relative of an interested party, or a relative of an officer or a director, nor may the internal auditor be our independent accountant or its representative. In December 2024, Mr. Alon Amit, CEO of Internal Audit at Raveh Ravid & Co., was elected to serve as our internal auditor. Mr. Alon Amit replaced the position of Ms. Tal Yaron of Deloitte Israel.

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

Pursuant to the Compensation Policy, we may obtain a directors’ and officers’ liability insurance policy, which would apply to our or our subsidiaries’ directors and officers, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy may not exceed $100 million; and (b) the purchase of such policy must be approved by the Compensation Committee (and, if required by law, by the board of directors) which shall determine that such policy reflects the current market conditions and that it does not materially affect the Company's profitability, assets or liabilities. In addition, pursuant to our Compensation Policy, should we sell our operations (in whole or in part) or in case of a merger, spin-off or any other significant business combination involving us or part or all of our assets, we may obtain a director’s and officers’ liability insurance policy (run-off) for our directors and officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term may not exceed seven years; (b) the coverage amount may not exceed $100 million; and (c) the purchase of such policy must be approved by the Compensation Committee (and, if required by law, by the board of directors) which shall determine that such policy reflects the current market conditions and that it does not materially affect the Company's profitability, assets or liabilities. The Compensation Policy is in effect for three years from the 2022 annual general meeting. We have scheduled an annual general meeting of shareholders for May 5, 2025 to, among other things, vote on the approval of an amended version of our compensation policy for an additional period of three years.

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

D.          Employees

As of December 31, 2024, we had 35 employees, of which 13 provide services in Israel and 11 provide services in the U.S. In addition, we also receive services from 10 consultants, of which three are in the U.S., four are in Canada and four are in Israel.

	As of December 31,
	2024		2023		2022
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management and administration	12	—	14	—	15	—
Research and development	1	10	1	8	2	10
Commercial operations	11	—	38	—	96	—

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

E.          Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of April 6, 2025, of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. As of the date of this Annual Report, there is no executive officer or director that beneficially own 5.0% or more of our outstanding Ordinary Shares. The information in this table is based on  17,691,201,000 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to RSUs that are due to vest within 60 days of April 6, 2025, and to options held by that person that were currently exercisable at, or exercisable within 60 days of April 6, 2025. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but not the percentage ownership of any other person. The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class
Non-Employee Directors
Dr. Kenneth Reed (1)	7,690,000	*
Dr. Shmuel Cabilly (2)	12,293,270	*
Ofer Tsimchi (3)	10,600,000	*
Dr. Roni Mamluk	—	*

Executive officers
Dror Ben-Asher (4)	32,560,620	*
Reza Fathi, Ph.D. (5)	16,580,000	*
Adi Frish (6)	28,921,120	*
Gilead Raday (7)	26,990,000	*
Guy Goldberg (8)	23,870,000	*
Razi Ingber (9)	28,990,000	*
Rick D. Scruggs (10)	23,200,000	*

All directors and executive officers as a group (11 persons)	211,695,010	1.20%
*	Less than 1.0%
(1)	Includes options to purchase 470,000 Ordinary Shares exercisable within 60 days of April 6, 2025. The exercise price of these options ranges between $4,870 and $7,000 per share and the options expire between 2029 and 2031.
(2)	Includes options to purchase 270,000 Ordinary Shares exercisable within 60 days of April 6, 2025. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2030 and 2031.
(3)	Includes options to purchase 420,000 Ordinary Shares exercisable within 60 days of April 6, 2025. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2029 and 2031.
(4)	Includes options to purchase 3,250,000 Ordinary Shares exercisable within 60 days of April 6, 2025. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2028 and 2031.
(5)	Includes options to purchase 2,470,000 Ordinary Shares exercisable within 60 days of April 6, 2025. The exercise price of these options ranges between $4,870 and $7,080 per share, and the options expire between 2025 and 2031.
(6)	Includes options to purchase 2,220,000 Ordinary Shares exercisable within 60 days of April 6, 2025. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2025 and 2031.
(7)	Includes options to purchase 2,260,000 Ordinary Shares exercisable within 60 days of April 6, 2025. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2025 and 2031.

(8)	Includes options to purchase 1,920,000 Ordinary Shares exercisable within 60 days of April 6, 2025. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2025 and 2031.
(9)	Includes options to purchase 450,000 Ordinary Shares exercisable within 60 days of April 6, 2025. The exercise price of these options ranges between $5,000 and $7,080 per share and the options expire between 2028 and 2031.
(10)	Includes options to purchase 1,910,000 Ordinary Shares exercisable within 60 days of April 6, 2025. The exercise price of these options ranges between $6,620 and $7,000 per share and the options expire between 2029 and 2031.

Award Plans

Amended and Restated Award Plan

Our Award Plan provides for the granting of Ordinary Shares, ADSs, stock options under various tax regimes in Israel and the U.S., RSUs, restricted shares, and other share-based awards to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The Award Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable laws. As of April 6, 2025, there were 1,010,200,000 Ordinary Shares issuable upon the exercise or vesting of outstanding awards under the Award Plan and 3,001,613,300 Ordinary Shares available for future issuance under the Award Plan. Our Award Plan provides that the maximum number of Ordinary Shares that may be issued under the Award Plan will automatically be increased on January 1, April 1, July 1 and October 1 of each calendar year such that immediately following such increase the maximum number of Ordinary Shares that may be issued under the Award Plan will be equal to sixteen and a half percent (16.5%) of the number of outstanding Ordinary Shares on a fully-diluted basis on the last day of immediately preceding fiscal quarter.

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

Options granted under the Award Plan, as amended, generally vest over a period of 4 years and expire ten (10) years after the grant date. The Award Plan, however, permits options to have a term of up to 10 years. In addition, RSUs granted under the Award Plan, as amended, generally vest over a period of two to three years. If we terminate a grantee for cause (as such term is defined in the Award Plan) the right to exercise all the options granted to the grantee, the grantee’s vested and unvested options will expire immediately, on the earlier of:

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of April 6, 2025, and ordinary shares underlying RSUs that vest within 60 days of April 6, 2025, if any, to be outstanding and to be beneficially owned by the person holding the options, warrants or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on  17,691,201,000 ordinary shares outstanding as of April 6, 2025. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of ordinary shares.

Name	Number of Ordinary Shares Beneficially Held	Percent of Class
R&S United Services Inc. (1)	3,029,016,000	16.48%
(1)	To the best of our knowledge, R&S United Services Inc. is the direct holder of the ordinary shares in the table above, exercises voting and investment power over the ordinary shares, and thus may be deemed to beneficially own the ordinary shares. Avi Polischuk, as the President of R&S United Services, may be deemed to beneficially own the ordinary shares held by the R&S United Services. The number of ordinary shares beneficially owned in the table above includes 686,236,000 ordinary shares (represented by 68,623 ADSs) issuable upon the exercise of a certain warrant issued to R&S United Services on April 3, 2024. The address of R&S United Services is 15 Ranick Drive West, Amityville, NY 11701.

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Record Holders

On April 6, 2025, 407 ADSs (equivalent to 4,078,800 Ordinary Shares, or approximately 0.02% of our total issued and outstanding Ordinary Shares) were held of record by four record holders, of which two holders have a U.S. address. All other ADSs are held by Cede & Co., the nominee of the Depositary Trust Company, which is a United States registered holder. The number of record holders is not at all representative of the number of beneficial holders of the ADSs because many of the ADSs are held by brokers or other nominees. As of April 6, 2025, there was one shareholder of record of our Ordinary Shares.

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

On September 2, 2022, the Company filed a lawsuit against Kukbo in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under the Subscription Agreement, dated October 25, 2021, in exchange for ADSs we were to issue to Kukbo, and in delivering to us the $1.5 million due under the Exclusive License Agreement. Kukbo thereafter filed counterclaims with various allegation, such as breach of contract, misrepresentation and the breach of the duty of good faith and fair dealing. On November 20, 2023, we entered into a contingency fee agreement with our legal firm, H&B, under which certain legal costs related to the Kukbo litigation will be assumed by H&B. On December 2, 2024, we were awarded a judgment of approximately $6.5 million in principal and approximately $1.5 million in accrued interest, as of the date of the judgment, which interest continues to accrue at a rate of 9% per annum, in a summary judgment by the Supreme Court of the State of New York, New York County. In accordance with the court’s ruling that we are entitled to recover attorneys’ fees, we filed a motion seeking recovery of approximately $1.8 million in legal fees as of December 31, 2024.  The court dismissed the entirety of Kukbo’s counterclaims in the case. Kukbo filed a notice of appeal and retains the right to seek an appeal. We intend to vigorously pursue the recovery of attorneys’ fees and the collection of the judgment.

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

B.         Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2024.

ITEM 9.         THE OFFER AND LISTING

A.Offer and Listing Details

Our Ordinary Shares were traded on the TASE under the symbol “RDHL” from February 2011 to February 2020 and were voluntarily delisted from trading on the TASE, effective February 13, 2020. They are listed but are not traded on Nasdaq in connection with the ADSs. The ADSs were traded on Nasdaq under the symbol “RDHL” from December 27, 2012, were listed on the Nasdaq Global Market under the same symbol from July 20, 2018, to November 14, 2023, and have been re-listed on Nasdaq Capital Market under the same symbol since November 15, 2023.

B.         Plan of Distribution

Not applicable.

C.         Markets

The ADSs, each representing 10,000 Ordinary Shares and evidenced by an American depositary receipt (“ADRs”), are traded on Nasdaq under the symbol “RDHL.” The ADRs are issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon.

D.         Selling Shareholders

Not applicable.

E.         Dilution

Not applicable.

F.         Expenses of the Issue

Not applicable.

ITEM 10.         ADDITIONAL INFORMATION

A.         Share Capital

Not applicable.

B.         Memorandum and Articles of Association

Securities Registrar

The transfer agent and registrar for the ADSs is The Bank of New York Mellon, and its address is 240 Greenwich Street, New York, NY 10286.

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

Description of Securities

Ordinary Shares

At our extraordinary general meeting of the shareholders held on March 21, 2024, our shareholders approved the increase of our authorized share capital to NIS 400,000,000 from NIS 200,000,000, divided into (i) 39,994,000,000 registered Ordinary Shares of NIS 0.01 par value each, and (ii) 6,000,000 preferred shares of NIS 0.01 par value each. Our board of directors has approved an increase in our authorized share capital to NIS 1,600,000,000, divided into (i) 159,994,000,000 registered ordinary shares of NIS 0.01 par value each and (ii) 6,000,000 preferred shares of NIS 0.01 par value each. This proposal is on the agenda for the annual general shareholder meeting scheduled for May 5, 2025.

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

History of Share Capital

For information regarding the history of changes to our share capital since January 1, 2022, please see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing Activities”.

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

E.         Taxation

Israeli Tax Considerations

General

The following is a brief summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of American Depositary Shares representing Ordinary Shares (collectively, the “Shares”).

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation that has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with retroactive effect. The discussion below is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2025 tax year. A corporation will generally be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Taxation of Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli tax resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. “Real Gain” is the excess of the total capital gain over Inflationary Surplus generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposition. Inflationary Surplus is not currently subject to tax.

In 2025, the Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s Means Of Control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. “Means Of Control” generally include the right to vote, receive profits, nominate a director or other general manager or like the same, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% for corporations in 2025), and a marginal tax rate of up to 47% in 2025 for individuals (not including Excess Tax, as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli resident shareholder may be exempt from Israeli capital gain tax under the Israeli Income Tax Ordinance provided (among other conditions) that the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Double Tax Treaty, exempts a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) from Israeli capital gain tax in connection with the sale, exchange or other disposition of the Shares, provided (among other conditions) that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12-month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S.-Israel Double Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority (“ITA”) may require shareholders who are not liable for Israeli capital gain tax on such sale to sign declarations in forms prescribed by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the ITA may require the purchaser or any applicable payor of the shares to withhold tax at source).

Payers of consideration for the Ordinary Shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are generally obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% of the consideration for individuals and corporations.

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

Dividends

Dividends distributed by a company to a shareholder who is an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Substantial Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally be exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation that holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

To the extent any payment of dividends by the Company is subject to Israeli withholding taxes, the Company (or its withholding agent) shall make the required withholding and remit such taxes to the ITA.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income including, but not limited to, income derived from dividends, interest and capital gains, exceeding a certain threshold (currently NIS 721,560 for years 2024 through 2027, which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index) (the “Threshold Amount”). An additional 2% tax applies to “capital income” earned as of January 1, 2025 (including capital gains, dividends, and interest) exceeding the Threshold Amount.

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

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable.

B.         Warrants and Rights

Not applicable.

C.         Other Securities

Not applicable.

D.         American Depositary Shares

Each of the American Depositary Shares, or ADSs, represents 10,000 Ordinary Shares. The ADSs trade on the Nasdaq Capital Market under the symbol “RDHL”. Each ADS represents ten thousand (10,000) Ordinary Shares.

The form of the deposit agreement for the ADSs and the form of American Depositary Receipt (“ADR”) that represents an ADS have been incorporated by reference as exhibits to this Annual Report. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 240 Greenwich Street, New York, New York 10286.

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

We, together with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2024. Our disclosure controls and procedures are designed to ensure that information required to be disclosed to the SEC is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) of the Exchange Act) as of the end of the period covered by this Annual Report were not effective. This assessment reflects a material weakness in internal control over financial reporting that was previously identified in 2022 and disclosed in our Annual Reports on Form 20-F for the years ended December 31, 2022 and 2023. While we have implemented a remediation plan, as of December 31, 2024, we had not yet concluded that the material weakness had been fully remediated.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment, management has concluded that our internal control over financial reporting was not effective as of December 31, 2024.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness in internal control over financial reporting was previously identified in 2022 and disclosed in our Annual Reports on Form 20-F for the years ended December 31, 2022 and 2023  relating to lack of sufficient controls which impacted the calculation of allowance for deductions from revenues. We lacked enough financial reporting personnel with an appropriate level of knowledge, experience, and training commensurate with our financial reporting requirements. This control deficiency contributed to the fact that not all data and information available to us was taken into consideration. While we have implemented a remediation plan, we have not yet conclusively determined that the material weakness has been fully remediated as of December 31, 2024.

Remediation Efforts

Our management, with the support of external experts, in collaboration with our internal auditor and with the oversight of the Audit Committee of the Board of Directors, has continued the process of remediating the material weakness. We have made further progress in implementing changes to our internal control over financial reporting and are committed to maintaining a strong internal control environment. The actions taken include:

●	Enhancing and supplementing the finance team with resources with knowledge and experience in internal control over financial reporting, including individuals responsible for the design and implementation of internal controls.
●	Designing and implementing additional formal policies, procedures and documentation to ensure transactions are properly initiated, recorded, processed, reported, and appropriately authorized and approved, including enhancement to our internal review procedures.

While we have made progress in implementing our remediation plan , we have not yet concluded that the material weakness has been fully remediated as of December 31, 2024.

(c)	Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control Over Financial Reporting

Other than the remedial measures we are currently in the process of implementing as described above, there were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2024, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.            [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Ofer Tsimchi is an audit committee financial expert. Mr. Tsimchi, Dr. Mamluk and Dr. Reed are independent directors for the purposes of the Nasdaq Listing Rules.

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

	Year Ended December 31,
Services Rendered	2024	2023

	(U.S. dollars in thousands)
Audit fees (1)	157	177
Audit-related fees (2)	50	32
Tax fees (3)	2	2
Total	209	211
(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit-related fees relate to work regarding prospectus supplements and ongoing consultation.
(3)	Tax fees relate to tax compliance, planning, and advice.

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

ITEM 16I.            DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.         INSIDER TRADING POLICIES

The Company’s Board of Directors adopted an Insider Trading Policy in May 2022, of which a copy is included as Exhibit 11.1 to this Annual Report, that governs the trading in the Company’s securities by its directors, officers, employees and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable Nasdaq listing standards.

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

2.  We require any active third-party supplier to work with Single Sign On in our system, using our identity provider, all except the financial SAP system in which we separate from information technology by design.

3.  We inquire about the supplier disaster recovery ability, and in some cases we will provide our own additional backup of the materials. For example, we backup our email mailboxes to external storage servers.

As of the date of this Annual Report, no cybersecurity incident (or aggregation of incidents) or cybersecurity threat has materially affected our results of operations or financial condition. However, an actual or perceived breach of our security could damage our reputation, interfere with our efforts to pursue regulatory approvals for our product candidates, or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition. To the best of our knowledge and ability, we have attempted to preemptively mitigate the financial impact of any cybersecurity incident.  For further information on how a cybersecurity threat might affect us, see also Item 3D. Risk Factors – General Risks – “Our business is subject to cybersecurity risks.”

ITEM 17.            FINANCIAL STATEMENTS

Not applicable.

ITEM 18.            FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.            EXHIBITS

See Exhibit Index on page 163.

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

REDHILL BIOPHARMA LTD

EXHIBIT INDEX

1.1

Articles of Association of the Registrant, as amended (unofficial English translation) (incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2024).

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

2.9	Form of Warrant issued to purchasers in the January 2024 Offering (incorporated by reference to Exhibit 1.2 of the Form 6-K filed with the Securities and Exchange Commission on January 26, 2024).

2.10	Form of Warrant issued to purchasers in the April 2024 Offering (incorporated by reference to Exhibit 1.2 of the Form 6-K filed with the Securities and Exchange Commission on April 3, 2024).

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

4.6

Amendment #5 dated January 23, 2019, to the Exclusive License Agreement dated March 30, 2015, by and between the Registrant and Apogee Biotechnology Corp. (incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2019).

4.7

Form of Letter of Exemption and Indemnity adopted on June 22, 2022, as amended (unofficial English translation) (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023).

4.8	Amended and Restated Award Plan (2010) (incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023).

4.9	Compensation Policy (incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023).

4.10*	Global Termination Agreement, dated July 19, 2024, by and among RedHill Biopharma Ltd., Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC.

4.11†

Clinical Trial Agreement dated January 2, 2024, by and between RedHill Biopharma Ltd. and the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc. (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on February 9, 2024).

4.12

Form of Securities Purchase Agreement dated March 30, 2023, by and among RedHill Biopharma Ltd. and the purchasers signatory thereto (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on April 3, 2023).

4.13

Form of Securities Purchase Agreement dated July 21, 2023, by and among RedHill Biopharma Ltd. and the purchasers signatory thereto (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on July 25, 2023).

4.14

Form of Securities Purchase Agreement dated January 25, 2024, by and among RedHill Biopharma Ltd. and the purchasers signatory thereto (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on January 26, 2024).

4.15	Form of Warrant Reprice and Reload Letter (incorporated by reference to Exhibit 1.4 of the Form 6-K filed with the Securities and Exchange Commission on July 25, 2023).

4.16

Form of Inducement Letter by and between the Company and holders, dated September 28, 2023 (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on September 29, 2023)

4.17

Form of Securities Purchase Agreement dated March 29, 2024, by and among RedHill Biopharma Ltd. and the purchasers signatory thereto (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on April 3, 2024).

4.18

At The Market Offering Agreement, dated February 3, 2025, by and between RedHill Biopharma Ltd. and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on February 3, 2025).

8.1	Subsidiary List (incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2018).

11.1*	Insider Trading Policy.

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

97.1

RedHill Biopharma Ltd. Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2024).

101

The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

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
Name: Razi Ingber
Title: Chief Financial Officer

Date: April 10, 2025

REDHILL BIOPHARMA LTD.

2024 CONSOLIDATED FINANCIAL STATEMENTS

1.

2.	Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RedHill Biopharma Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of RedHill Biopharma Ltd. and its subsidiary (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income (loss), of changes in equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(a)(3) to the consolidated financial statements, the Company has an accumulated deficit, and management expects that the Company will incur additional losses. Management believes that there is presently insufficient funding available to fund its activities for a period exceeding one year from the date of issuance of the consolidated financial statements. These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1(a)(3). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the "Critical Audit Matters" section of our report.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Recognition and measurement of allowance for certain rebates

As described in Note 2(i)(1) to the consolidated financial statements, the Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients, of which the most significant are Managed Care (commercial rebates), Medicare Part D and Medicaid (and similar state programs). Rebates provided to patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate programs in accordance with the specific terms in the individual agreement, the estimated product in the channel and the projected duration of the Company to sell the units in the channel. The allowance reported as of December 31, 2024 for revenue deductions amounted to $9.3 million, with a significant portion relating to Managed Care, Medicare Part D, and Medicaid.

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

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel,

P.O Box 7187  Tel-Aviv 6107120  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

The Company’s ability to continue as a going concern

As described above and in Note 1(a)(3) to the consolidated financial statements, the Company has an accumulated deficit and its activities have been funded primarily through offerings of the Company’s securities and borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, that will result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year from the date of issuance of the consolidated financial statements. These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included, among others, testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least a year from the consolidated financial statements issuance date. We assessed the appropriateness of forecast assumption by comparing prior period forecasts to actual results, comparing forecasted revenue to recent historical financial information, inquiring of management regarding the mitigating actions to reduce costs and manage cash flows and assessing whether the mitigating actions were within the Company's control, testing the underlying data generated to prepare the forecast scenarios and determined whether there was adequate support for the assumptions underlying the forecast, and evaluating management's analysis of the impact of the above assumptions on the forecasted cash flows. We assessed the adequacy of the Company’s going concern disclosures included in Note 1(a)(3) to the consolidated financial statements.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

April 10, 2025

We have served as the Company's auditor since 2010.

Kesselman & Kesselman, Derech Menachem Begin 146 Tel Aviv-Yafo 6492103 Israel,

P.O Box 7187  Tel-Aviv 6107120  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year Ended December 31,
	Note	2024	2023	2022

		U.S. dollars in thousands
NET REVENUES	19	8,043	6,530	61,800
COST OF REVENUES	7,10	3,192	3,459	33,337
GROSS PROFIT		4,851	3,071	28,463
RESEARCH AND DEVELOPMENT EXPENSES	20	1,588	3,528	7,279
SELLING AND MARKETING EXPENSES	21	5,950	14,756	35,442
GENERAL AND ADMINISTRATIVE EXPENSES	22	9,567	16,219	28,586
OTHER INCOME (EXPENSES)	15(6)	(2,359)	44,064	—
OPERATING INCOME (LOSS)		(14,613)	12,632	(42,844)
FINANCIAL INCOME		8,401	20,889	13,562
FINANCIAL EXPENSES		2,056	9,605	42,387
FINANCIAL INCOME (EXPENSES), net	23	6,345	11,284	(28,825)
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		(8,268)	23,916	(71,669)
EARNINGS (LOSS) PER ORDINARY SHARE, basic and diluted (U.S. dollars)	25	(0.00)	0.01	(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,	December 31,
	Note	2024	2023

		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	4,617	5,569
Restricted cash	14	—	790
Trade receivables		2,539	2,591
Prepaid expenses and other receivables	6	1,104	2,801
Inventory	7	3,651	4,389
		11,911	16,140
NON-CURRENT ASSETS:
Restricted cash	14	148	147
Fixed assets	8	135	193
Right-of-use assets	9	302	989
Intangible assets	10	5,547	5,578
		6,132	6,907
TOTAL ASSETS		18,043	23,047

CURRENT LIABILITIES:
Account payable		1,168	3,278
Lease liabilities	9	353	718
Allowance for deductions from revenue	13	9,288	10,654
Derivative financial instruments	4,17	1,421	*741
Accrued expenses and other current liabilities	12	9,993	4,592
		22,223	19,983

NON-CURRENT LIABILITIES:
Lease liabilities	9	3	455
Royalty obligation	15(3)	500	540
		503	995
TOTAL LIABILITIES		22,726	20,978

EQUITY (CAPITAL DEFICIENCY):	17
Ordinary shares		35,036	21,441
Additional paid-in capital		375,082	388,363
Accumulated deficit		(414,801)	(407,735)
TOTAL EQUITY (CAPITAL DEFICIENCY)		(4,683)	2,069
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)		18,043	23,047
*See note 2(m)(1)

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Ordinary shares	Additional paid-in capital	Accumulated deficit	Total equity (capital Deficiency)

	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2022	1,495	375,246	(367,866)	8,875
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:
Share-based compensation to employees and service providers	—	—	5,675	5,675
Issuance of ordinary shares, net of issuance costs	1,326	7,393	—	8,719
Issuance of ordinary shares for vested RSUs	14	(14)	—	—
Comprehensive loss	—	—	(71,669)	(71,669)
BALANCE AT DECEMBER 31, 2022	2,835	382,625	(433,860)	(48,400)

BALANCE AT JANUARY 1, 2023	2,835	382,625	(433,860)	(48,400)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2023:
Share-based compensation to employees and service providers	—	—	2,209	2,209
Issuance of ordinary shares (including resulting from warrants exercise), net of issuance costs	18,556	5,788	—	24,344
Issuance of ordinary shares for vested RSUs	50	(50)	—	—
Comprehensive income	—	—	23,916	23,916
BALANCE AT DECEMBER 31, 2023	21,441	388,363	(407,735)	2,069

BALANCE AT JANUARY 1, 2024	21,441	388,363	(407,735)	2,069
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2024:
Share-based compensation to employees and service providers	—	—	1,202	1,202
Issuance of ordinary shares, net of expenses	13,135	(12,821)	—	314
Issuance of ordinary shares for vested RSUs	460	(460)	—	—
Comprehensive loss	—	—	(8,268)	(8,268)
BALANCE AT DECEMBER 31, 2024	35,036	375,082	(414,801)	(4,683)

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2024	2023	2022

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Income (loss)	(8,268)	23,916	(71,669)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	665	1,647	5,675
Depreciation	588	1,445	2,136
Amortization of intangible assets	31	545	6,018
Gains from the transfer of rights in Movantik® and extinguishment of debt obligations, see below	—	(56,082)	—
Gains from early termination of leases, and impairment of fixed assets, net	(22)	(543)	—
Non-cash expenses related to borrowing and payable in respect of intangible assets purchase	—	—	33,151
Loss from global termination agreement (See note 15(6)(b)) and below	2,359	—	—
Fair value (gains) losses on derivative financial instruments, recognition of day 1 loss and changes in royalty obligation	(8,268)	5,359	(13,422)
Loss from modification of warrants terms as part of a new issuance, see notes 17(d) and 17(f)	—	1,459	—
Issuance costs in respect of warrants	1,497	2,034	958
Exchange differences and revaluation of bank deposits	(4)	19	(40)
	(3,154)	(44,117)	34,476
Changes in assets and liability items:
Decrease (increase) in trade receivables	52	31,930	(2,845)
Decrease in prepaid expenses and other receivables	1,697	1,586	274
Decrease in inventories	738	2,387	3,801
Decrease in accounts payable	(2,110)	(952)	(7,434)
Decrease in accrued expenses and other liabilities	3,042	(13,354)	(2,947)
Increase (decrease) in allowance for deductions from revenue	(1,366)	(37,216)	17,159
	2,053	(15,619)	8,008
Net cash used in operating activities	(9,369)	(35,820)	(29,185)
INVESTING ACTIVITIES:
Purchase of fixed assets	(9)	(11)	(198)
Change in investment in current bank deposits	—	15	8,500
Net cash provided by (used in) investing activities	(9)	4	8,302
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	8,263	13,959	23,806
Repayment of payable in respect of intangible asset purchase	—	(6,555)	(10,878)
Decrease in restricted cash	790	15,210	—
Payment of principal with respect to lease liabilities	(636)	(1,175)	(1,475)
Net cash provided by financing activities	8,417	21,439	11,453
DECREASE IN CASH AND CASH EQUIVALENTS	(961)	(14,377)	(9,430)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	9	(22)	(76)
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	5,569	19,968	29,474
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	4,617	5,569	19,968
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	131	138	84
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	55	367	8,182
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	—	270	5,590
Decrease in lease liability (with corresponding decrease in right of use asset in amount of $166 in 2024, and $4,697 in 2023) resulting from early termination of lease.	188	5,413	587

Transfer of rights in Movantik® and extinguishment of debt obligations:
Decrease in Intangible asset		(59,503)
Decrease in Inventories		(4,233)
Decrease in Payable in respect of Intangible asset		4,602
Decrease in Borrowing		115,216
Gains from the transfer of the rights in Movantik® and extinguishment of debt obligations		56,082

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

On March 23, 2023, the Company changed the ADS ratio from 1 ADS representing 10 ordinary shares to 1 ADS representing 400 ordinary shares. On August 20, 2024, the Company changed the ADS to ordinary share ratio from 1 ADS representing 400 ordinary shares to 1 ADS representing 10,000 ordinary shares. All data denominated in ADS were adjusted for these ratio changes.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these financial statements, the Company commercializes in the U.S. Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company. Until February 1, 2023, the Company commercialized Movantik® in the U.S, for the treatment of opioid-induced constipation. See also note 15 (6) regarding the transfer of the Company’s rights in Movantik® to HCR Collateral Management, LLC (“HCRM”) in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM, as well as the Global Termination Agreement, which terminated all remaining credit ties related to this transaction. The Company also continues to advance the development part of its late-stage therapeutic candidates.
3) Through December 31, 2024, the Company has an accumulated deficit and negative working capital, and its activities have been funded primarily through public and private offerings of the Company’s securities and senior secured borrowing (now fully extinguished, see note 15(6)). There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through other non-dilutive financing. Furthermore, the Company actively pursuing and in discussions with multiple parties regarding strategic business transaction although there is no guarantee the discussions will result in any strategic business transactions. The Company’s current cash resources are not sufficient to complete the research and development of any or all of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year from the date of this filing. These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

4)    In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, sustained conflict in the region is ongoing. During the year ended December 31, 2024 and 2023, the impact of this war on the Company results and financial condition was immaterial, but such impact may increase.

b. Approval of the financial statements:

The date of the approval of these financial statements by the Board of Directors (the "BoD") is April 10, 2025.

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES:

a.    Basis for presentation of the financial statements

The consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. (“IASB”).

The material accounting policies described below have been applied consistently in relation to all the periods presented, except for the adoption of IAS 1 amendments effective January 1, 2024, as described in note 2(m)(1).

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial liabilities are derecognized when, and only when, they are extinguished. The difference between the carrying amount of the financial liability extinguished and the consideration paid, including any non-cash assets transferred, is recognized in profit or loss. As for the accounting for the extinguishment of the financial liability to HCR, as well as the Global Termination Agreement which terminated all remaining credit ties related to this transaction, see note 15(6).

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

The Company estimates variable consideration and includes it in the transaction price only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company applies a practical expedient in the standard and does not adjust the transaction price for the effects of significant financing components if, at contract inception, the Company expects the period between customer payment and the transfer of goods or services to be one year or less.

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

m.    New international financial reporting standards, amendments to standards and new interpretations:

1)	Classification of Liabilities as Current or Non-Current (Amendment to IAS 1)

The narrow-scope amendments to IAS 1, “Presentation of Financial Statements,” clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date. The amendments also clarify what IAS 1 means when it refers to the settlement’ of a liability. The amendments may affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. The Company adopted these amendments effective January 1, 2024. The impact on the Company’s financial statements of these amendments was the reclassification of the Company’s derivative financial instruments from non-current to current as of its effective date, as the Company does not have the right to defer settlement of liability for at least twelve months after the reporting period. The Company has retrospectively applied the amendments in these interim financial statements and, accordingly, has retrospectively adjusted the comparative balance sheet for December 31, 2023, to reclassify its warrant liabilities ($741 as of December 31, 2023) from non-current to current. Adoption of the amendments had no other impact on the Company’s financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)	In its July 2024 Board meeting, the IASB approved an IFRIC agenda decision on ‘Disclosure of Revenues and Expenses for Reportable Segments (IFRS 8 Operating Segments)’. IFRS 8 Operating Segments requires an entity to disclose specific information about assets, liabilities and profit or loss by segment. Specifically, IFRS 8 paragraph 23 requires an entity to disclose certain specified items of profit or loss if these are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss. Management of the Company has implemented the agenda decision in these December 2024 annual financial statements (see note 24).
3)	IFRS 18, Presentation and Disclosure in the Financial Statements

This standard replaces the international accounting standard IAS 1, “Presentation of Financial Statements.” As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statements of income, as follows: (1) operating profit and (2) profit before financing and tax. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes to the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using the estimated Company’s post-tax weighted average cost of capital (“WACC”) which is 18.1%.

The main estimates used in calculating the recoverable amount include: outcome of the therapeutic candidates' R&D activities; probability of success in gaining regulatory approval, size of the potential market and the Company’s asset’s specific share in it; amount and timing of projected future cash flows and the Company’s main interest rate risk during the periods.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)  Credit risk

Credit risk arises mainly from cash and cash equivalents, bank deposits, restricted cash, and trade receivables. The Company estimates that since the liquid instruments are mainly invested with highly rated institutions, the credit and interest risks associated with these balances are low.

Credit risk from trade receivables involves the potential non-payment by customers. The Company manages this risk by setting credit limits, performing controls and monitoring qualitative and quantitative indicators of trade receivable balances such as the period of credit taken and overdue payments. Customer credit risk also arises due to revenue concentration among major customers. The Company primarily sells to three major U.S. wholesalers with virtually no historical losses. Considering this and forward-looking customer analyses, no loss allowance for trade receivables was recorded as of December 31, 2024, and December 31, 2023. See also note 24(b).

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

As of December 31, 2024, the Company has generated revenues from commercialization activities. However, as further described in note 1, no sufficient revenue was generated to compensate for operating expenses. leading to liquidity risks and raising significant doubt about its ability to continue as a going concern.

The tables below break down the Company’s financial liabilities into relevant maturity groupings based on their contractual and estimated maturities. The amounts disclosed in the tables are the contractual and estimated undiscounted cash flows.

Contractual maturities of financial liabilities As of December 31, 2024	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Account payable	1,168	—	—	1,168	1,168
Lease liabilities	365	3	—	368	356
Accrued expenses and other current liabilities	9,993	—	—	9,993	9,993
Royalty obligation	—	137	1,246	1,383	500
Total	11,526	140	1,246	12,912	12,018
Contractual maturities of financial liabilities As of December 31, 2023	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Accounts payable	3,278			3,278	3,278
Lease liabilities	766	475	—	1,241	1,173
Accrued expenses and other current liabilities	4,592	—	—	4,592	4,592
Royalty obligation	—	282	1,553	1,835	540
Total	8,636	757	1,553	10,946	9,583

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The following table presents the change in derivative liabilities measured at level 3 for the year ended December 31, 2024, and December 31, 2023:

	Derivative financial instruments
	Year Ended December 31,
	2024	2023

	U.S. dollars in thousands
Balance at beginning of the period	741	2,623
Initial recognition of financial liability	9,860	10,932
Initial recognition of unrecognized day 1 loss	(952)	—
Exercise of financial liability	—	(18,383)
Fair value adjustments and recognition of day 1 loss recognized in profit or loss	(8,228)	5,569
Balance at end of the period	1,421	741

As of December 31, 2024, the unrecognized day 1 loss is $0.8 million.

See also notes 17(b) - 17 (f) and 17(i)-17(j).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Instruments:

	U.S. dollars in thousands
			Non-cash changes
	January 1, 2024	Principal and interest payments (includes credits)	Addition during the year	Decreases during the year	Interest expense	Foreign exchange movement	12/31/2024
Payables in respect to the global termination agreement (See note 15(6)(b))	—	—	11,443	(4,750)	—	—	6,693
Lease liabilities	1,173	(691)	—	(188)	55	7	356

			Non-cash changes
	January 1, 2023	Principal and interest payments	Addition during the year	Decreases during the year	Interest expense	Foreign exchange movement	12/31/2023
Borrowing	115,216	—	—	(115,216)	—	—	—
Payable in respect of intangible assets purchase	11,157	(6,555)	—	(4,602)	—	—	—
Lease liabilities	7,475	(1,529)	270	(5,413)	367	3	1,173

			Non-cash changes
	January 1, 2022	Principal and interest payments	Addition during the year	Decreases during the year	Interest expense	Foreign exchange movement	12/31/2022
Borrowing	83,620	(7,507)	—	—	39,103	—	115,216
Payable in respect of intangible assets purchase	20,480	(11,123)	—	—	1,800	—	11,157
Lease liabilities	4,192	(2,010)	5,003		430	(140)	7,475

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31,
	2024	2023

	U.S. dollars in thousands
Cash in bank	1,882	5,569
Short-term bank deposits	2,735	-
	4,617	5,569

The carrying amounts of the cash and cash equivalents approximate their fair values.

NOTE 6 - PREPAID EXPENSES AND OTHER RECEIVABLES:

	December 31,
	2024	2023

	U.S. dollars in thousands
Advance to suppliers	77	1,310
Government institutions	334	694
Prepaid expenses and others	693	797
	1,104	2,801

The fair value of other receivables which constitute financial assets approximate their carrying amount.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - INVENTORY:

	December 31,
	2024	2023

	U.S. dollars in thousands
Raw materials	513	828
Work in progress	308	233
Finished goods	2,830	3,328
	3,651	4,389

During the years ended December 31, 2024, 2023, and 2022, the Company recognized amounts of $3.4 million, $4.4 million, and $9.7 million respectively, in inventory cost as part of cost of revenues.

The amounts recognized include write-downs of inventories to net realizable value amounted to $0.2 million in 2024, $1.3 million in 2023, and $2.4 million in 2022. These were recognized as an expense, included in cost of revenues in the Consolidated Statements of Comprehensive Income (Loss).

NOTE 8 - FIXED ASSETS:

The composition of assets and accumulated depreciation are grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2024	2023	2024	2023	2024	2023

	U.S. dollars in thousands
Office furniture and equipment (including computers)	1,068	1,059	988	956	80	103
Leasehold improvements	379	379	324	289	55	90
	1,447	1,438	1,312	1,245	135	193

NOTE 9 - LEASES:

Amounts recognized in the consolidated statements of financial position:

	December 31,
	2024	2023

	U.S dollars in thousands
Right-of-use assets:
Properties	302	773
Vehicles	—	216
	302	989
Lease liabilities:
Current	353	718
Non-current	3	455
	356	1,173

For the year ended December 31, 2023, there were additions of $0.3 million. Decrease in lease liability during the year ended December 31, 2024, and 2023, were $0.2 million and $5.4 million respectively (with corresponding decrease in right of use asset in an amount of $0.2 million and $4.7 million respectively) resulting from early terminations of leases in 2024 and 2023.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2023, the company terminated a U.S. office lease signed in March 2022 resulting in a $0.7 million gain. The termination, part of ongoing cost reduction efforts, followed a decrease in headcount, that reduced the Company's need for the office lease.

Amounts recognized in the consolidated statements of comprehensive loss:

	Year Ended December 31,
	2024	2023
Depreciation charge of right-of-use assets
Properties	470	798
Vehicles	51	478
	521	1,276
Interest expense	55	367
Foreign exchange differences	7	3

Expenses relating to short-term leases and leases of low-value assets are immaterial.
The total cash outflow for leases in 2024 and 2023 was $0.7 million and $1.5 million respectively.

NOTE 10 - INTANGIBLE ASSETS:

a.    The Company’s intangible assets represent in-licenses of R&D assets. The changes in those assets are as follows:

	Year Ended December 31,
	2024	2023
	U.S. dollars in thousands

R&D assets:
Cost:
Balance at beginning of year	5,757	5,757
Balance at end of year	5,757	5,757
Accumulated amortization:
Balance at beginning of year	(179)	(148)
Amortization charges	(31)	(31)
Balance at end of year	(210)	(179)
	5,547	5,578
Commercialization assets:
Cost:
Balance at beginning of year	11,788	89,373
Disposal during the year	(11,788)	(77,585)
Balance at end of year	—	11,788
Accumulated impairments and amortization:
Balance at beginning of year	(11,788)	(29,356)
Amortization and impairment charges	—	(514)
Disposal during the year	11,788	18,082
Balance at end of year	—	(11,788)
	5,547	5,578

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In July 2024, the Company terminated its license agreement with Cosmo Technologies Ltd. (“Cosmo”) for Aemcolo® (see note 15(9)), effective October 8, 2024. Following the termination,  the Company derecognized the remaining carrying amounts related to the Aemcolo® intangible asset, including its cost and accumulated amortization and impairment. As the asset had been fully written off as of December 31, 2022, the derecognition had no effect on the Consolidated Statements of Financial Position or Consolidated Statements of Comprehensive Income (Loss).

NOTE 11 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

The Company’s pension liability and the Company’s liability for payment of severance pay for employees in Israel for whom the liability is within the scope of Section 14 of the Severance Pay Law, is covered by ongoing deposits with defined contribution plans. The amounts deposited are not included in the Statements of Financial Position.

The amounts charged as an expense with respect to defined contribution plans in 2024, 2023, and 2022 were $156,000, $206,000, and $261,000, respectively.

NOTE 12- ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

	December 31,
	2024	2023
	U.S. dollars in thousands
Accrued expenses	2,698	3,765
Payable in respect to the Global Termination Agreement (see note 15(6)(b))	6,693	-
Employees and related liabilities	510	727
Government institutions	92	100
	9,993	4,592

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenue:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2024	8,087	2,567	10,654
Increases	9,712	259	9,971
Decreases (utilized)	(10,423)	(2,500)	(12,923)
Adjustments	487	1,099	1,586
As of December 31, 2024	7,863	1,425	9,288
	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2023	46,636	1,234	47,870
Increases	21,225	859	22,084
Decreases (utilized)	(60,498)	(2,969)	(63,467)
Adjustments	724	3,443	4,167
As of December 31, 2023	8,087	2,567	10,654
	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2022	29,742	969	30,711
Increases	123,878	2,547	126,425
Decreases (utilized)	(108,531)	(2,192)	(110,723)
Adjustments	1,547	(90)	1,457
As of December 31, 2022	46,636	1,234	47,870

NOTE 14 – BORROWING:

 Credit agreement with HCRM

On February 23, 2020 (“Closing Date”), RedHill Inc. entered into a credit agreement and certain security documents (the “Credit Agreement”) with HCRM.

The Credit Agreement contained certain customary affirmative and negative covenants, including a financial covenant requiring RedHill Inc. to maintain a minimum level of cash, as well as a covenant requiring it to maintain minimum net sales. In 2022, the Company did not maintain certain covenants in the Credit Agreement. Subsequently, on February 2, 2023, the Company and RedHill Inc. reached an agreement with HCRM resulting in the extinguishment of all of RedHill Inc. debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of its rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. On July 15, 2024, the Company and RedHill Inc signed a Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC, affiliates of HCRM. This agreement terminates the Credit Agreement from February 23, 2020, which was amended on February 2, 2023. See also note 15(6).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As described above, the Credit Agreement contained a financial covenant requiring the Company to maintain a level of cash liquidity, on any business day from the Closing Date to the maturity date, in accounts that are subject to HCRM’s control. Therefore, the amounts of minimum cash and cash equivalents are excluded from cash and cash equivalents in the Statements of Cash Flows for the relevant periods. Instead, the movements in this restricted cash are presented as financing activities in the Statements of Cash Flows. See also note 15(6).

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

Through December 31, 2024, the Company has paid the Australian company in total $1.5 million.

2)   On June 30, 2014, the Company entered into an agreement with a German company that granted the Company the exclusive worldwide (excluding China, Hong Kong, Taiwan, and Macao) development and commercialization rights to all indications to a therapeutic candidate. Under the terms of the agreement, the Company paid the German company an upfront payment of $1 million and agreed to pay the German company potential tiered royalties, less certain deductible amounts, as detailed in the agreement, ranging from mid-teens and up to 30%. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2024, the Company has paid the German company only the initial amount mentioned above.

3)   On March 30, 2015, the Company entered into an agreement with a U.S.-based private company that granted the Company the exclusive worldwide development and commercialization rights for all indications to a therapeutic candidate, and additional intellectual property rights, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, the Company undertook to pay the U.S. company an initial amount of $1.5 million and an additional amount of $2 million to be paid on a specific date. In addition, the Company undertook to pay up to $2 million in potential development milestone payments, and potential tiered royalties on revenues, less certain deductible amounts starting in the low double-digits, as detailed in the agreement. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2024, the Company paid the U.S. company a total of $3 million.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Following an amendment to the agreement from February 2018, during December 2018, the Company elected to convert the remaining $0.5 million into increased future potential royalty payments. The liability is adjusted based on the Company's expectations for future royalty payments.  As of December 31, 2024, and December 31, 2023, the Company recognized $0.50 million and $0.54 million, respectively, as a non-current liability for the potential royalty payments.

4)   Movantik® acquisition:

Effective April 1, 2020 (the (“Effective Date”), RedHill Inc. entered into an exclusive license agreement with AstraZeneca, granting RedHill Inc. exclusive, worldwide (excluding Europe, Canada) commercialization and development rights to Movantik® (naloxegol).

The total acquisition consideration, including upfront payment, discounted present value of the deferred payment amounted to approximately $65 million amortized over 12.5 years from the effective date.

See also note 15 (6) regarding the transfer of the Company’s rights in Movantik® to HCRM in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM.

5)     As part of the Movantik® acquisition, RedHill Inc. assumed an existing co-commercialization agreement with DSI. Effective July 1, 2020, this agreement was replaced with a new agreement, under which RedHill Inc. committed to payments totaling $15.1 million, of which $10.1 million paid during 2022, and the remaining of $5 million was assumed by HCRM under the agreement described in note 15(6)(a).

6) Movantik Transactions:

a)	On February 2, 2023, the Company and RedHill Inc. reached an agreement with HCRM resulting in the extinguishment of all of RedHill Inc. debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of its rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. HCRM assumed substantially all post-closing liabilities, and RedHill Inc. retained substantially all pre-closing liabilities relating to Movantik®. As part of the parties' arrangement, and to ensure continuous patient care, RedHill Inc. also provided nine months of paid transition services. HCRM retained security interests in certain of the Company’s assets until substantially all pre-closing liabilities of Movantik® have been paid or other specific conditions are met. Following the agreement, the $16 million held as restricted cash under the Credit Agreement was deposited into an escrow account to pay pre-closing liabilities of Movantik®. As of December 31, 2023, the amount held in the escrow account was $0.8 million.

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

b)	On July 15, 2024, the Company and RedHill Inc signed a Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC, affiliates of HCRM (the “Global Termination Agreement”). This agreement terminates the Credit Agreement dated February 23, 2020, as amended on February 2, 2023, which included a lien on Talicia® and Aemcolo® assets and established an escrow account with restricted funds for Movantik® liabilities (for further details, see note 1(a)(2) above and notes 14(a), 15(4), 15(5), and 15(6)(a)).

The Global Termination Agreement terminated all existing credit ties, removing the aforementioned lien and restoring control over the restricted escrow funds and settlement of trade balances resulting from the transition services. In connection with the agreement, the Company received approximately $9.9 million in cash for the settlement of liabilities related to Movantik®, that were allocatable to HCRM and its affiliates under their agreements with the Company. As the cash received was less than the total net amount of these liabilities (approximately $12.2 million), the Company recognized a loss of approximately $2.3 million resulting from the termination agreement, presented under other expenses in the Consolidated Statements of Comprehensive Income (Loss). In addition, the Company gained full control over $0.7 million previously held in the restricted account.

7)

In October 2021, the Company entered into a license agreement with Gaelan Medical Trade LLC ("Gaelan") for Talicia® in the United Arab Emirates (UAE). The Company received a $2 million upfront payment in April 2022 and is eligible for additional milestone payments and tiered royalties up to mid-teens on net sales of Talicia® in the UAE. Gaelan is responsible for obtaining and maintaining regulatory approvals, and any and required clinical or other studies. In March 2022, the agreement was amended to allow Gaelan to sublicense or assign its rights and obligations.

A related supply agreement designates the Company (via a third party CMO) as exclusive manufacturer and supplier of Talicia® to Gaelan during the term of the agreement.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company accounted for the license and manufacturing and supply services as distinct performance obligations, mainly due to the manufacturing not being specialized or unique and can be manufactured by others (i.e. – the good or service is capable of being distinct), as well as due to that the license agreement and the manufacturing and supply services do not significantly affect each other (i.e. – the promise is distinct within the context of the contract). During 2022, the Company provided Gaelan substantially all the documentation which represents the right to use the licensed IP, as well as the paperwork relating to the IP itself and its regulatory documents. Accordingly, and since the manufacturing services are priced at their standalone selling price, the Company recognized the $2 million upfront consideration as revenues in the Consolidated Statements of Comprehensive Income (Loss) for the year ended 2022. In August 2024, Gaelan made its first commercial sale in the UAE, triggering a $0.5 million milestone payment due in August 2025. The Company recognized this milestone as revenue in the Consolidated Statements of Comprehensive Income (Loss) for the year ended 2024, along with royalty revenues from sales made during the year (see also Note 19).

8)   In March 2022, the Company entered into an exclusive license agreement with Kukbo Co. Ltd ("Kukbo") for oral opaganib for the treatment of COVID-19 in South Korea,. Under the terms of the license agreement, the Company is entitled to an upfront payment of $1.5 million as well as milestone payments and royalties on net sales. Kukbo is entitled under the agreement to the exclusive rights to opaganib in South Korea for COVID-19.

Following Kukbo’s default in paying the Company $5 million under a subscription agreement, dated October 25, 2021, in exchange for ADSs, and of the $1.5 million due under the license agreement as described above, the Company filed a lawsuit in NYC against Kukbo in September 2022. Kukbo subsequently filed claims against RedHill.

In December 2024, the court granted summary judgment in the Company’s favor, awarding approximately $6.5 million in principal, plus accrued interest at a rate of 9% per annum- amounting to approximately $1.8 million as of December 31, 2024. The court also ruled that the Company is entitled to recover its attorneys’ fees, which based on RedHill’s records totaled approximately $1.8 million as of December 31, 2024. Kukbo’s counterclaims were dismissed in full. Kukbo filed a notice of appeal and retains the right to seek an appeal. As of December 31, 2024, the Company had not recognized any revenue under the license agreement as the criteria for revenue recognition were not yet met.

The Company is party to a contingency fee agreement with its legal firm, Haynes and Boone, LLP, as amended on December 29, 2024. Under the agreement, the firm is entitled to a double-digit percentage of the gross amount recovered if the case results in a final favorable outcome, not subject to further appeal. If no collection is made within six months of such an outcome, the Company must pay the firm its standard hourly fees incurred since entering into the agreement (approximately $1.1 million as of December 31, 2024). If a recovery is later collected, the Company must pay the balance up to the full contingency-based amount. As the case remains ongoing and has not yet reached a final favorable outcome, the legal fees incurred since entering into the agreement have not been recognized as expenses, as no payment is due unless the Company prevails.

9)   In July 2024, the Company terminated its license agreement with Cosmo for Aemcolo®, a treatment for traveler’s diarrhea. The agreement, initially dated October 17, 2019, was officially terminated on October 8, 2024. Upon termination, the Company ceased all commercialization of Aemcolo® and all rights under the agreement reverted to Cosmo.

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

c.   Carryforward losses:

As of December 31, 2024, the Company had net operating loss (“NOLs”) carried forward of approximately $350 million. Under Israeli tax laws, carryforward tax losses have no expiration date.

As of December 31, 2024, the U.S. subsidiary had a net operating loss carryforward of approximately $45 million, with no expiriation date, but is limited to offset 80% of the net income in the year it is utilized.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.   Deductible temporary differences:

The amount of cumulative deductible temporary differences, other than carryforward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the Statements of Financial Position as of December 31, 2024, and 2023, were $3 million and $6 million, respectively. These temporary differences have no expiration dates.

e.   Tax assessments:

The Company has not been assessed for tax purposes since its incorporation. The Company’s tax assessments for 2018 are therefore considered final.

NOTE 17 - SHARE CAPITAL:

a.  Composition:

Company share capital is composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31,
	2024	2023

Authorized ordinary shares (1)	39,994,000,000	19,994,000,000
Authorized preferred shares (reserved)	6,000,000	6,000,000
Issued and paid ordinary shares	12,899,831,000	7,869,853,000
Issued and paid – in ADSs term (2)	1,290,000	787,000

(1)	On March 21, 2024, the extraordinary general meeting of shareholders approved the increase of the authorized share capital of the Company to NIS 400,000,000, consisting of (i) 39,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share

(2)	On March 23, 2023, the Company changed the ADS ratio from 1 ADS representing 10 ordinary shares to 1 ADS representing 400 ordinary shares. On August 20, 2024, the Company changed the ADS to ordinary share ratio from 1 ADS representing 400 ordinary shares to 1 ADS representing 10,000 ordinary shares. All data denominated in ADS were adjusted for this ratio changes.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	On January 26, 2024, the Company issued 400,000 ADSs at a purchase price of $20 per ADS and warrants to purchase 400,000 ADSs at an exercise price of $25 per ADS. These warrants may be exercised in cash or on a cashless basis, are immediately exercisable, and expire in five years. The Company also issued to the placement agent warrants to purchase 24,000 ADSs under the same terms. The gross proceeds from the offering were $8 million, before deducting approximately $0.9 million in fees and expenses.

The warrants were classified as a financial liability due to a net settlement provision. These derivatives were recognized and subsequently measured at fair value through profit or loss. Upon initial recognition the fair value of the warrants was adjusted to reflect the unrecognized day 1 loss. This unrecognized day 1 loss is amortized over the warrants’ contractual life. Issuance expenses amounted to $0.9 million allocated to the warrants were recorded directly in the Consolidated Statements of Comprehensive Income (Loss). See also note 4.

c.	On April 3, 2024, the Company issued 85,779 ADSs at a purchase price of $14.57 per ADS and warrants to purchase 85,779 ADSs at an exercise price of $18.75 per ADS. These warrants may be exercised in cash or on a cashless basis, are immediately exercisable and expire in five years. The gross proceeds from the offering were $1.25 million, before deducting offering expenses approximately $0.1 million in expenses.

The warrants were classified as a financial liability due to a net settlement provision. These derivatives were recognized and subsequently measured at fair value through profit or loss. The consideration, net of issue expenses, was allocated to the various issued instruments. Out of the gross consideration, $0.9 million was allocated to the warrants. The remainder of approximately $0.35 million was allocated to equity. Issuance expenses allocated to the liability instruments were recorded directly in the Consolidated Statements of Comprehensive Income (Loss), while those allocated to equity were recorded against additional paid in capital. See also note 4.

d.	During 2024, the Company issued 17,218 ADSs resulting from vested RSUs that had been issued to employees officers, directors and consultants of the Company.
e.	On April 3, 2023, the Company completed a registered direct offering to an existing shareholder with gross proceeds to the Company of approximately $6 million, before deducting offering expenses of approximately $0.7 million. The offering consisted of 60,000 ADSs (or ADS equivalents which consist of pre-funded warrants with an exercise price of $0.025 per pre-funded warrant) as well as granted (i) Series A unregistered private warrants to purchase up to 60,000 ADSs, which had an exercise price of $118.75 per ADS (subsequently reduced to $33.75 per ADS as described below), were exercisable immediately after the issuance date and had a term of 5 years and (ii) Series B unregistered private warrants to purchase up to 60,000 ADSs, which had an exercise price of $100.00 per ADS (subsequently reduced to $45 per ADS as described below), were exercisable immediately after the issuance date and had a term of 9 months. In addition, as part of the offering the Company has agreed to amend certain existing warrants to purchase up to 13,204 ADSs with an exercise price of $1,480 per ADS and a termination date of November 11, 2027. The amended warrants have a reduced exercise price of $118.75 per ADS and a termination date of 5 years following the closing of the offering.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has issued to the placement agent warrants to purchase up to 3,600 ADSs with an exercise price of $125 per ADS, exercisable for 5 years.  These warrants were classified to the Equity.

f.	On July 25, 2023, the Company completed a registered direct offering to existing shareholders of 52,077 ADSs (or ADS equivalent which consist of pre-funded warrants with an exercise price of $0.025 per pre-funded warrant), for gross proceeds of approximately $1.8 million, before deducting offering expenses of approximately $0.4 million. In connection with this offering, the Company also agreed with the investors in this offering on the following:
(i)	To reduce the exercise price to $45.00 per ADS to the following existing warrants: (1) warrants originally issued on May 11, 2022 and subsequently amended on April 3, 2023, to purchase up to an aggregate of 13,204 ADSs at an exercise price of $118.75 per ADS, (2) warrants issued on December 6, 2022 to purchase up to an aggregate of 38,873 ADSs at an exercise price of $115.76 per ADS, and (3) Series B Warrants issued on April 3, 2023 to purchase up to an aggregate of 60,000 ADSs at an exercise price of $100.00 per ADS.
(ii)	Series A Warrants issued on April 3, 2023, to purchase 60,000 ADSs, will be exercised at a reduced exercise price of $33.75 per ADS, for gross proceeds of $2 million. New unregistered private warrants to purchase up to 60,000 ADSs will be granted to the same investor. The new warrants have an exercise price of $45.00 per ADS, are exercisable 6 months after the issuance date and have a term of 5 years.

The warrants that were issued to the investors may be exercised either for cash or on a cashless basis and were classified as financial liability due to a net settlement provision.

As part of the offering, the Company has issued to the placement agent warrants (i) to purchase up to 3,125 ADSs with an exercise price of $42.19 per ADS, exercisable for 5 years (ii) to purchase up to 3,600 ADSs with an exercise price of $42.19 per ADS, exercisable for 4.7 years. These warrants were classified to the Equity.

g.	On September 28, 2023, the Company entered into a warrant reprice and reload letter of certain existing warrants to purchase (i) up to 13,204 ADSs with an exercise price of $45.00 per ADS and a termination date of April 3, 2028, (ii) up to 38,873 ADSs with an exercise price of $45.00 per ADS and a termination date of December 6, 2027, (iii) up to 60,000 ADSs with an exercise price of $45.00 per ADS and a termination date of January 3, 2024, and (iv) up to 60,000 ADSs with an exercise price of $$45.00 per ADS and a termination date of April 3, 2028, pursuant to which such investors agreed to exercise their existing warrants in full at a reduced exercise price of $11.75 per ADS for aggregate gross proceeds of approximately $2.0 million, before deducting offering expenses of approximately $0.2 million. In exchange, the exercising holders received new unregistered warrants to purchase up to an aggregate 344,154 ADSs at an exercise price of $11.75 per ADS and with exercise terms ranging from eighteen months to five years.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As part of the offering, the Company has issued to the placement agent warrants to purchase up to 10,325 ADSs with an exercise price of $14.69 per ADS, exercisable for 5 years. These warrants were classified to the Equity.

h.	Between November 27, 2023, and November 29, 2023, the warrants issued in September 2023 as described above were exercised for a total of approximately $4 million gross proceeds to the Company.
i.	The fair value of the warrants that were issued to the investors was computed using the Black and Scholes option pricing model. The fair value of the outstanding warrants that were issued to the investors as of December 31, 2024, was based on the price of an ADS on December 31, 2024, and based on the following parameters: risk-free interest rates of 4.27%-4.34% and an average standard deviation of 131.6%-148.37%.
j.	During 2023, the Company issued 1,893 ADSs resulting from vested RSUs that had been issued to employees and consultants of the Company.

NOTE 18 - SHARE-BASED PAYMENTS:

On May 30, 2010, a general meeting of shareholders approved the option plan of the Company (the “Option Plan”), after being approved by the BoD. In 2017 the Option Plan was amended and restated as the 2010 Award Plan (the “Award Plan”). As of December 31, 2024, the Award Plan allows the Company to allocate up to 2,717,305,440 options to purchase ordinary shares and RSUs (equivalent to 271,730 ADSs) to employees, consultants, and directors and are reserved by the BoD for issuance under the Award Plan. The terms and conditions of the grants were determined by the BoD and are according to the Award Plan.

b.	On June 24, 2024, the BoD granted 41,760 RSUs to employees and consultants. These RSUs will vest in 8 equal quarterly installments over two years and had a fair value of $0.4 million on the grant date, based on the ADS price on that date. In addition, the general meeting of the Company’s shareholders held on September 18, 2024, subsequent to approval of the Company’s BoD in June 2024, approved grant of 15,320 RSUs for directors and the Company's Chief Executive Officer and Chief Commercial Officer in the same terms. The fair value of these RSUs on the date of approval was $0.1 million.

     During 2024, approximately 2,584 options and RSUs were forfeited, resulting in $0.3 million in reversed expenses.

c.	On July 1, 2023, The Board of Directors of the Company granted 7,500 RSUs to the employees and consultants of the Company. The RSUs will vest in 12 equal quarterly installments over a three-year period. The fair value for the RSUs grant on the date of the grant was $0.2 million. The fair value of the RSUs was determined based on the price of an ADS on the date the RSUs were granted.

During 2023, approximately 2,720 options and RSUs were forfeited, resulting in $1.6 million in reversed expenses.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c.    Changes in the number of options in ADSs and weighted averages of exercise prices are as follows:

	Year Ended December 31,
	2024		2023
		Weighted		Weighted
		average of		average of
	Number of	exercise	Number of	exercise
	options	price ($)	options	price ($)
Outstanding at beginning of year	3,894	6,324.50	5,259	6,390.00
Exercised	—	—	—	—
Expired and forfeited	(1,275)	6,277.89	(1,365)	6,560.75
Outstanding at end of year	2,619	6,329.96	3,894	6,324.50
Exercisable at end of year	2,525	6,310.15	3,455	6,228.50

d. Changes in the number of RSUs in ADSs during the period are as follows:

	Year Ended December 31,
	2024	2023

	Number of	Number of
	RSUs	RSUs
Outstanding at beginning of year	7,121	3,646
Exercised	(23,938)	(2,658)
Expired and forfeited	(2,497)	(1,367)
Granted	57,080	7,500
Outstanding at end of year	37,766	7,121

e.	The following is information about the exercise price and remaining useful life of outstanding options at year-end:

Year Ended December 31,
2024			2023
Number of			Number of
options		Weighted	options		Weighted
outstanding		average of	outstanding		average of
at end of	Exercise price	remaining	at end of	Exercise price	remaining
year	range	useful life	year	range	useful life
2,619	$1,670-$10,370	5.04	3,894	$1,670-$10,900	5.2

f.    Expenses recognized in profit or loss for the options and RSUs are as follows:

Year Ended December 31,
2024	2023	2022
U.S. dollars in thousands
665	1,647	5,675

The remaining compensation expenses as of December 31, 2024, are $0.2 million and will be expensed in full by December 2026.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - NET REVENUES:

	Year Ended December 31,
	2024	2023	2022
	U.S dollars in thousands
Licensing revenues (1)	547	—	2,000
Sales of products (2)	7,496	6,530	59,800
	8,043	6,530	61,800

(1)	Revenues related to the license agreement with Gaelan for Talicia® in the UAE, see note 15(7) above.
(2)	In 2024 and 2023, the Company recognized contra-revenues of ($0.9) million and ($2.6) million, respectively, for Movantik®, primarily due to returns following its divestiture on February 1, 2023 (see note 15(6) above). In 2022, net revenues for Movantik® were $52.1 million. Correspondingly, in 2024, 2023 and 2022, net revenues from sales of other products (mainly Talicia®) were $8.4 million, $9.1 million, and $7.7 million, respectively.

NOTE 20 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended December 31,
	2024	2023	2022

	U.S. dollars in thousands
Payroll and related expenses	222	390	661
Professional services	708	605	1,210
Share-based payments	156	138	1,151
Clinical and pre-clinical trials	114	1,891	3,872
Intellectual property development	238	222	180
Other	150	282	205
	1,588	3,528	7,279

NOTE 21 - SELLING AND MARKETING EXPENSES:

	Year Ended December 31,
	2024	2023	2022

	U.S. dollars in thousands
Payroll and related expenses	3,076	9,656	19,235
Share-based payments	(41)	(51)	553
Professional services	1,913	3,056	6,596
Samples	—	54	836
Travel, Fleet, meals and related expenses	302	736	5,136
Office-related expenses	329	566	1,510
Other	371	739	1,576
	5,950	14,756	35,442

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31,
	2024	2023	2022

	U.S. dollars in thousands
Payroll and related expenses	4,515	7,035	10,521
Share-based payments	550	1,560	3,971
Professional services and supply chain	3,118	5,391	10,787
Medical affairs	131	818	1,214
Office-related expenses	749	958	1,434
Other	504	457	659
	9,567	16,219	28,586

NOTE 23 - FINANCIAL INCOME (EXPENSES), net:

	Year Ended December 31,
	2024	2023	2022

	U.S dollars in thousands
Financial income:
Fair value gains on derivative financial instruments	8,228	—	13,422
Gains on extinguishment of debt obligations by transfer of the rights in Movantik	—	20,585	—
Other Income	40	210	—
Interest from bank deposits	133	94	140
	8,401	20,889	13,562
Financial expenses:
Interest for lease liabilities	55	367	430
Issuance cost in respect of warrants	1,497	2,034	958
Loss from changes in exchange rates	31	115	40
Fair value loss on derivative financial instruments	—	5,569	—
Loss from modification of warrants terms as part of a new issuance, see notes 17(b) and 17(d)	—	1,459	—
Interest expenses related to borrowing and payable in respect of intangible assets purchase	—	—	40,903
Other	473	61	56
	2,056	9,605	42,387
Financial income (expenses), net	6,345	11,284	(28,825)

(

NOTE 24 - SEGMENT INFORMATION:

The Chief Executive Officer is the Company’s Chief Operating Decision Maker (“CODM”). The CODM allocates resources and assesses the Company’s performance based on the following segmentation: Commercial Operations and Research & Development.

Adjusted EBITDA represents net loss before depreciation, amortization, and financial income (expenses), adjusted to exclude share-based compensation, gains from early termination of leases, and other income, which includes income from service provided to HCRM and gain from the sale of Movantik®, and other expense from the Global Termination Agreement.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents segment profitability and a reconciliation to the consolidated net income (loss) and comprehensive income (loss) for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
Commercial Operations Segment Adjusted EBITDA	(5,864)	(20,173)	(16,595)
Research And Development Adjusted EBITDA	(5,129)	(8,165)	(12,420)
Financial income (expenses), net	6,346	11,284	(28,825)
Share-based compensation to employees and service providers	(665)	(1,647)	(5,675)
Depreciation	(588)	(1,445)	(2,136)
Amortization of intangible assets	(31)	(545)	(6,018)
Gain from early termination of lease	22	543	—
Other income (expenses)	(2,359)	44,064	—
Consolidated Comprehensive income (loss)	(8,268)	23,916	(71,669)
Supplementary information on material income or expense items included in the segment results:
Licensing revenues included in the Research And Development Adjusted EBITDA	547	—	2,000
Loss from Global Termination Agreement included in the Commercial Operations Segment, not included in the Adjusted EBITDA	(2,359)	—	—
Gain from the sale of Movantik®, included in the Commercial Operations Segment, not included in the Adjusted EBITDA	—	44,064	—

b.   Major customers

The following table represents the percentages of total net revenues from the major customers:

	Year Ended December 31,
	2024	2023	2022
Customer A	36%	30%	32%
Customer B	22%	28%	30%
Customer C	30%	37%	33%

The Company’s revenues were entirely in the U.S. except for approximately $1 million from licensing revenues (including royalties) and sales of product to Gaelan in the UAE in 2024, no revenues outside the U.S. in 2023, and $2 million from licensing revenues to Gaelan in the UAE in 2022. The payment terms for all customers are 31 to 68 days.

c.   Assets by geographic location

The Company’s non-current assets located in Israel as of December 31, 2024, amount to $6.1 million (mainly intangible assets - $5.5 million and right-of-use assets - $0.3 million).

The Company’s non-current assets located in Israel as of December 31, 2023, amount to $6.4 million (mainly intangible assets - $5.6 million and right-of-use assets - $0.6 million). The remainder of the consolidated non-current assets as of December 31, 2023, amount to $0.5 million and are located in the U.S (consisting mainly right-of-use assets - $0.4 million).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 – EARNINGS (LOSS) PER ORDINARY SHARE:

a.	Basic

The following is data taken into account in the computation of basic loss per share:

	Year Ended December 31,
	2024	2023	2022
Earnings (Loss) (U.S. dollars in thousands)	(8,268)	23,916	(71,669)
Weighted average number of ordinary shares outstanding during the period (in thousands)	12,322,721	2,591,222	616,299
Basic earnings (loss) per share (U.S. dollars)	(0.00)	0.01	(0.12)

b.	Diluted

The Company had three categories of potentially dilutive ordinary shares: warrants issued to investors and options issued to employees and service providers. The effect of these options, RSUs and warrants for all reporting years is anti-dilutive.

The calculation of diluted earnings (loss) per share as of December 31, 2024, does not include 5,606,626,800 of ordinary shares underlying warrants, 26,190,400 of ordinary shares underlying options and 377,659,600 of ordinary shares underlying RSUs, because the effect would be anti-dilutive.

NOTE 26 - RELATED PARTIES:

a.    Key management includes members of the Board of Directors, including the Company’s Chief Commercial Officer and Chief Executive Officer:

	Year Ended December 31,
	2024	2023	2022

	U.S. dollars in thousands
Key management compensation:
Salaries and other short-term employee benefits	1,030	1,189	1,486
Post-employment benefits	49	56	64
Share-based payments	205	407	1,041
Other long-term benefits	31	35	44

b.    Balances with related parties:

	December 31,
	2024	2023

	U.S. dollars in thousand
Current liabilities -
Credit balance in “accrued expenses and other current liabilities”	176	206

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 - EVENTS SUBSEQUENT TO DECEMBER 31, 2024:

1)	Through April 10, 2025, the Company sold 453,345 ADSs under its “at-the-market” (“ATM”) program at an average price of $4.96 per ADS, generating net proceeds of approximately $2.2 million, net of an immaterial amount of issuance expenses. The Company may sell up to $3.5 million in aggregate gross proceeds under the program.
2)	On February 24, 2025, the Company entered into an exclusive license agreement with Hyloris Pharmaceuticals SA for the development and commercialization of RHB-102 (Bekinda®) in all territories outside the United States, Canada and Mexico. Under the agreement, the Company received an upfront payment of $0.1 million and is entitled to up to $60 million in potential milestone payments, and tiered royalties of up to the mid-20% on net sales, subject to certain cost recoupments, with minimum annual payments to the Company.