Form 20-F
period 2025-12-31
RedHill Biopharma Ltd.
filed 2026-04-27
CIK 1553846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 50,923,261,000 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes  ☐    No   ☒

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd. and its wholly owned subsidiary, RedHill Biopharma Inc. (“RedHill U.S.”). The term “including” means “including but not limited to”, whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of April 24, 2026 ($1 = NIS 3.0030). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report (as defined below) into U.S. dollars using exchange rates in effect at the date of the transactions.

References to “Talicia Holdings Inc.” or “THI” refer to our jointly controlled equity-method investee, in which we hold a 70% equity interest. THI is not consolidated in our financial statements.

Unless otherwise indicated or the context requires, the term “therapeutic candidates” refers to investigational drug products that are still in development and have not been approved by the United States Food and Drug Administration (“FDA”) or other relevant regulatory authority and the term “commercial products” means products approved by the FDA that we or our subsidiaries, collaborators and affiliates commercialize or promote from time to time.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the going concern reference in our financial statements and our ability to obtain additional financing;
●	our ability to regain and maintain compliance with the listing standards of the Nasdaq Capital Market (“Nasdaq”);
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	our ability to obtain additional financing;
●	the ability to successfully commercialize Talicia® in the U.S as part of our collaboration arrangement with Cumberland Pharmaceuticals Inc. (“Cumberland”) and successfully implement joint decision-making and division of responsibilities for such collaboration;

●	the commercialization and market acceptance of Talicia® and any future commercial products;
●	our ability to generate sufficient revenues from Talicia® and any future commercial products, including obtaining commercial insurance and government reimbursement;
●	our ability to close strategic business transactions;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, and to complete the development of such therapeutic candidates and obtain approval for marketing by the FDA or other regulatory authorities;
●	our reliance on third parties to satisfactorily conduct key portions of our commercial operations, including manufacturing and other supply chain functions, market analysis services, safety monitoring, regulatory reporting and sales data analysis and the risk that those third parties may not perform such functions satisfactorily;
●	our ability and the ability of our subsidiaries, collaborators and affiliates to maintain an appropriate sales and marketing infrastructure;
●	our ability to establish and maintain corporate collaborations;
●	that Talicia® or commercial products that we may commercialize or promote in the future may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for those products;
●	our exposure to significant drug product liability claims;
●	the initiation and completion of any postmarketing studies or trials;
●	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and to maintain our own marketing and commercialization capabilities or the marketing and commercialization capabilities of our subsidiaries, collaborators and affiliates;
●	our estimates of the markets, their size, characteristics and their potential for Talicia® and any future commercial products and therapeutic candidates and our ability to serve those markets;
●	our ability to maintain our partnerships with third parties and realize the expected benefits from such partnerships;
●	the successful commercialization of products we in-license or acquire;
●	our inability to enforce claims relating to a breach of a representation and warranty by a counterparty;
●	the hiring and continued employment of executives, sales personnel, and contractors;
●	our receipt and timing of regulatory clarity and approvals for Talicia® and any future commercial products and therapeutic candidates, and the timing of other regulatory filings and approvals;
●	the initiation, timing, progress, and results of our research, development, manufacturing, preclinical studies, clinical trials, and other commercial efforts and therapeutic candidate development, as well as the extent and number of additional studies that we may be required to conduct;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our ability to develop or obtain approval for RHB-104/RHB-204 in Crohn’s may be adversely impacted if a validated lab test for MAP will not become available;
●	our reliance on third parties to conduct key portions of our clinical trials, including data management services and the risk that those third parties may not perform such functions satisfactorily;
●	our reliance on third parties to manufacture and supply our therapeutic candidates and their respective active pharmaceutical ingredients with the requisite quality and manufacturing standards in sufficient quantities and within the required timeframes and at an acceptable cost;
●	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;
●	the interpretation of the properties and characteristics of Talicia® and any future commercial products or therapeutic candidates and of the results obtained in research, preclinical studies or clinical trials;
●	the implementation of our business model, strategic plans for our business, commercial products, and therapeutic candidates;
●	the impact of other companies and technologies that compete with us within our industry;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering Talicia® and any future commercial products and therapeutic candidates, including from existing or future claims of infringement, and our ability to operate our business without infringing or violating the intellectual property rights of others;
●	parties from whom we license or acquire our intellectual property defaulting in their obligations toward us;
●	the failure by a licensor or a partner of ours to meet their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner;
●	our reliance on the actions of third parties, including sublicensors and their other sublicensees, to maintain our rights under our in-licenses which are sublicenses;
●	the effect of a potential occurrence of patients suffering serious adverse events using investigative drugs under our Expanded Access Program;
●	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats;
●	the impact on our business of the political and security situation in Israel, the U.S. and other places in which we operate; and
●	other factors discussed in this Annual Report.

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

●	Our financial statements include a going concern reference. We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital on favorable terms and/or successfully conclude a strategic business transaction, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.
●	Our failure to regain and maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of the ADSs.
●	We are actively pursuing and in discussions with multiple parties regarding strategic business transactions. There is no assurance that our discussions will result in any strategic business transactions.
●	Our current working capital is not sufficient to commercialize Talicia® or to complete the research and development with respect to any or all of our therapeutic candidates. We will need to raise significant additional capital to achieve our strategic objectives and to execute our business plans. Our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund the commercialization of Talicia®, the further development of our therapeutic candidates, or the products we may commercialize or promote in the future, attract development or commercial partners or retain key personnel, and to fund operations.
●	If Talicia Holdings fails to sustain its operations, or fulfill its commitments, we may not successfully continue the commercialization of Talicia®.
●	We have ceded significant control over the U.S. commercialization of Talicia® and are dependent in significant part on Cumberland’s performance and on joint decision-making with Cumberland for the successful commercialization of Talicia® in the U.S. and globally.
●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.
●	If we or our future development or commercialization partners are unable to obtain or maintain the FDA or other foreign regulatory clearance and approval for Talicia® and any future commercial products or therapeutic candidates, we or our commercialization partners will be unable to commercialize Talicia® or future products or therapeutic candidates, upon approval, if any.
●	Any collaborative arrangements that we have established or may establish may not be successful, or we may otherwise not realize the anticipated benefits from these collaborations. In addition, any current or future collaborative arrangements may place the commercialization of products that we may commercialize or promote in the future or the development of our therapeutic candidates outside our control and may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before you decide to buy our securities. The risks and uncertainties described below in this Annual Report for the year ended December 31, 2025, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

Our financial statements include a going concern reference. We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital on favorable terms, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended December 31, 2025, our net cash used in operating activities was $9.7 million leaving a cash balance of $4.1 million as of December 31, 2025. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt about our ability to continue as a going concern. We have determined that the Company’s available cash on December 31, 2025 is not sufficient to fund our operations and satisfy our payment obligations for a period exceeding one year from the date of this Annual Report. Our operational costs include payment of pre-closing liabilities relating to Movantik®, which our subsidiary, RedHill U.S., retained under our agreement with HCR Collateral Management, LLC (“HCRM”) for the extinguishment of all our debt obligations under the Credit Agreement, dated February 23, 2020, as amended (the “Credit Agreement”) in exchange for the transfer of our rights in Movantik® to an affiliate of HCRM. As of December 31, 2025, estimated remaining pre-closing liabilities relating to Movantik® were approximately $1.5 million, substantially all of which are included in the allowance for deductions from revenue and accrued expenses and other liabilities balances in the consolidated statements of financial position. In addition, we assumed obligations under the Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC (the “Global Termination Agreement”). As of December 31, 2025, our estimated obligations relating to this agreement were $5.7 million which are included in accrued expenses and other  liabilities in the consolidated statements of financial position. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital

Resources – Term Loan Facility”. In addition, as of the reporting date, we have  significant amounts of obligations related to allowance for deductions from revenues and other liabilities that are past due, including certain obligations that are materially overdue. We are actively engaging with various counterparties in an effort to reach structured payment arrangements. To date, we have finalized formal agreements with a limited number of counterparties to reschedule payments over a period of up to 24 months, however, if we are unable to comply with such agreements, we could incur additional costs or penalties. No other formal agreements have been finalized to date with respect to the remaining counterparties, and there can be no assurance such arrangements will be achieved. Any default on our obligations or defaults on our restructuring arrangements could result in legal proceedings against us, imposition of additional costs or penalties, and could materially adversely affect our business, financial condition, and results of operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

We also anticipate that significant additional expenditures will be necessary to develop and expand our business before significant positive operating cash flows can be achieved, and we expect losses and negative cash flows to continue for the foreseeable future. Our ability to continue as a going concern is dependent upon our ability to raise significant additional capital to finance our losses and negative cash flows from operations and to ultimately achieve sustainable revenues and profitable operations. If we were to fail to raise sufficient capital or on favorable terms, we may need to cease operations. There are no assurances that we will be able to raise significant additional capital on terms favorable to us or at all, particularly given the current difficult conditions in the capital markets and very low market capitalization which makes it more difficult to raise significant amounts of capital. Even if we are able to obtain additional financing, it may cause substantial dilution for our shareholders. If we are unsuccessful in achieving sufficient commercial sales of our products or in raising sufficient capital, we will need to reduce activities and curtail or cease operations.

In addition, our business plan and our ability to continue as a going concern is largely dependent on our ability to defer payments we owe to the following year. However, except as noted above, we do not currently have any formal payment plans in place and there can be no assurance that any counter-party to whom we owe payments will agree to such payment deferrals. Actual payment schedules could differ significantly and adversely from our current contemplated payment schedules, which may have a material adverse effect on our ability to continue to operate as a going concern.

Following our 2023 sale of our rights to Movantik®, our revenue, market share and opportunities in certain markets, and the size and scope of our business were reduced. We may never achieve the levels of revenue we achieved through Movantik®, and we continue to bear significant legacy liabilities relating to our former Movantik® business. These factors could have a material adverse effect on our ability to operate as a going concern.

Following the consummation of our sale of our rights to Movantik® in February 2023, our revenue generated from Movantik® sales was eliminated and our business’ size and scope, market share and opportunities in certain markets, and our ability to compete in certain markets and therapeutic categories were substantially reduced. Our ability to realize any value from Movantik® beyond its price in an asset sale was permanently lost. Additionally, following the sale of our rights to Movantik®, we lost our primary revenue source and our ability to operate as a financially viable commercial business has been significantly more difficult. We also lost economies of scale in our commercial operations that we were able to benefit from by having Movantik® as a core commercial product. As a result, we downsized our commercial operations and took other steps to better align our expenses and revenues, which adversely affected our ability to sell Talicia®. This could have a material adverse effect on our ability to continue to operate as a going concern.  In addition, in the event we are not able to achieve sufficient levels of revenues, we may need to further downsize, or even shut down our commercial operations, which could cause us to incur additional costs and expenses, including severance expenses, and make it more difficult to sell commercial products in the future. See “Item 6. Directors, Senior Management and Employees – B. Compensation – Change in Control Retention Plan and Agreements; Severance Arrangements.”

In addition, we continue to bear significant pre-closing liabilities and other obligations relating to our former Movantik® business, including obligations under the Global Termination Agreement, which continue to materially affect our liquidity position.

Our current working capital is not sufficient to complete the research and development with respect to any or all of our therapeutic candidates or commercializing products that we may commercialize or promote in the future. We will need to raise significant additional capital to achieve our strategic objectives and to execute our business plans. Our failure to raise sufficient capital or on favorable terms would significantly impair our ability to fund the further development of our therapeutic candidates, or the products we may commercialize or promote in the future, support our strategic collaborations and investments, attract development or commercial partners or retain key personnel, and to fund operations.

As of December 31, 2025, we had cash, cash equivalents, short-term investments and restricted cash of approximately $4.1 million, and as of December 31, 2024, we had cash, cash equivalents and short-term investments of approximately $4.8 million. We have funded our operations primarily through public and private offerings of our securities, strategic investments, and the Global Termination Agreement. We will need to raise significant additional capital to achieve our strategic objectives of completing the research and development with respect to any or all of our therapeutic candidates, commercializing products that we may commercialize or promote in the future and acquiring, in-licensing and developing therapeutic candidates including advancing our pipeline and acquiring, in-licensing and developing therapeutic candidates. Following the transfer of the Talicia Business to Talicia Holdings Inc. (“Talicia Holdings”), we no longer directly commercialize Talicia®. Net revenues from U.S. sales of Talicia® are received at the level of Talicia Holdings and are shared equally between Talicia Holdings and Cumberland pursuant to the Exclusive Joint Commercialization Agreement. Any benefit to us depends on Talicia Holdings’ performance, its cash position and our 70% equity interest therein.

We plan to fund our future operations through potential out-licensing of our therapeutic candidates and commercialization of in-licensed or acquired products. However, we will also need to raise significant additional capital through equity or debt financings or non-dilutive sources, including government grants in order to fund our future operations.

We are not yet certain of the financial impact of our development activities and our interest in Talicia Holdings, and the amounts we raise may not be sufficient to complete the research and development of all of our therapeutic candidates.

Our business is not yet profitable. As we plan to continue expending funds to advance and develop our therapeutic candidates, pursue strategic transactions, and potentially acquire additional products and therapeutic candidates and expand our efforts in research and development, we will need to raise significant additional capital in the future through equity or debt financing, non-dilutive financing or pursuant to development  or strategic collaborations  with third parties with respect to particular therapeutic candidates and commercial products approved for sale in the U.S. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated.

We may have difficulty raising needed capital or securing development or commercialization partners in the future as a result of, among other factors, present and future market conditions, the low trading volume of the ADSs, the very low market capitalization of our company which makes it more difficult to make large capital raises, limitations pursuant to General Instruction I.B.5 of Form F-3 and the resulting need to potentially have to raise capital via Form F-1, which may be less appealing to investors and less favorable to us, the need to potentially have to increase our authorized share capital in order to raise amounts sufficient to carry out our business plan, which would be subject to shareholder approval that may not be obtained, unsuccessful commercialization of Talicia® by our strategic partner or products that we may commercialize or promote in the future, as well as the inherent business risks associated with our Company, products that we may commercialize or promote in the future and our therapeutic candidates. In addition, our ability to raise capital would be adversely affected if we are not able to regain and maintain compliance with Nasdaq’s continued listing requirements. Any financing may also involve significant dilution to our shareholders. We have completed financings in the past which resulted in significant dilution to our shareholders, and we may complete additional financings in the future with similar dilutive effects to our shareholders. To the extent we are able to generate meaningful revenues from Talicia® through Talicia Holdings and any future commercial products, we may still need to raise capital because the share of profit from Talicia Holdings and any future commercial products may not be sufficient to cover all of our operating expenses. However, the limitations noted above may make future financings difficult or impossible and force us to seek alternative sources of capital such as strategic transactions, licenses, and grants, all of which take a significant amount of time and may not yield the capital we need on favorable terms, if at all. In addition, global and local economic conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain sufficient future financing, we will need to reduce activities and curtail or cease operations.

If Talicia Holdings fails to sustain its operations, or fulfill its commitments, we may not successfully continue the commercialization of Talicia®.

We entered into a collaboration with Cumberland to jointly commercialize Talicia® in the U.S. through Talicia Holdings Inc. We expect our future success will significantly depend upon our ability to successfully commercialize Talicia® together with Cumberland. We may not successfully continue the commercialization of Talicia,® together with Cumberland through Talicia Holdings and our products may not be, or continue to be, commercially successful for various reasons, including but not limited to:

●	difficulty in large-scale manufacturing, including yield and quality, and in shipping product internationally;
●	low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to products, prevalence, and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;
●	changes to the underlying dynamics of the markets for these products;
●	infringement on proprietary rights of others for which we or third parties involved in the development or commercialization of our products or potential future therapeutic candidates have not received licenses;
●	incompatibility with other marketed products;
●	other potential advantages of alternative treatment methods and competitive forces or advancements that may make it more difficult for us to penetrate a particular market segment, if at all;
●	ineffective marketing, sales, and distribution activities and support;
●	lack of significant competitive advantages over other products on the market;
●	lack of cost-effectiveness or unfavorable pricing compared to other alternatives available on the market;
●	pressure from commercial payors and government agencies on gross to net margins;
●	inability to generate sufficient revenues to sustain our business operations in accordance with our plan from the sale or marketing of a product;
●	changes to product labels, indications or other relevant information that may trigger additional regulatory requirements that may have a direct or indirect impact on the commercialization of our products;
●	our inability or unwillingness, for cost or other reasons, to commercialize Talicia® to the extent any are approved for commercialization at the time of any such collaboration issues;
●	timing of market introduction of competitive products, including from generic competitors; and

●	changes in any laws, regulations, or other relevant policies related to drug pricing or other marketing conditions and requirements that may directly or indirectly limit, restrict, or otherwise negatively impact our ability or success or the ability or success of our subsidiaries, collaborators and affiliates in marketing or commercializing. See also “ - We have ceded significant control over the U.S. commercialization of Talicia®. We are dependent in significant part on Cumberland’s performance, and we are dependent on joint decision-making with Cumberland for the successful commercialization of Talicia® in the U.S. and globally, which may result in disagreements, deadlocks, delays or outcomes that are not in our best interests” and the other risk factors regarding our collaboration with Cumberland below.

Physicians, various other healthcare providers, patients, payors or the medical community, in general, may be unwilling to accept, utilize or recommend Talicia®. If we and Cumberland are unable, either on our own or through third parties, to manufacture, commercialize or market Talicia®, we may not achieve or continue to achieve market acceptance or generate meaningful revenues from Talicia®. Furthermore, our success depends on obtaining reimbursement to patients for our products and there is no guarantee we will be able to secure commercial or government coverage for any of our products. There is significant pressure within the U.S. healthcare reimbursement system to reduce costs of prescription drugs which could adversely affect us.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2025. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2025. A material weakness in internal control over financial reporting was previously identified in 2022 and disclosed in our Annual Reports on Form 20-F for the year ended December 31, 2022, 2023 and 2024  relating to lack of sufficient controls which impacted the calculation of allowance for deductions from revenues, and such material weakness had not yet been sufficiently remediated as of December 31, 2025. We lacked enough financial reporting personnel with an appropriate level of knowledge, experience, and training commensurate with our financial reporting requirements. This control deficiency contributed to the fact that not all data and information available to us was taken into consideration when making the calculation. While we have implemented a remediation plan, as of December 31, 2025, we were not yet able to conclude that such material weakness had been fully remediated. We continue to monitor and assess our internal control environment, and no assurance can be given that significant deficiencies or other material weaknesses will not be identified in the future or that we will be able to remediate such significant deficiencies or other material weaknesses in a timely matter or at all.

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

We have incurred operating losses in each fiscal year since inception, principally as a result of research and development, selling, marketing, and business development, and general and administrative expenses in support of our operations, and we may continue to incur operating losses for the immediate future. We experienced net loss of approximately $0.4 million in 2025, net loss of approximately $8.3 million in 2024, and net income of approximately 23.9 million in 2023. As of December 31, 2025, we had an accumulated deficit of approximately $413.8 million. Our ability to generate sufficient revenues to sustain our business operations in accordance with our plan and to achieve profitability depends mainly upon our ability, together with Cumberland, to successfully commercialize or promote Talicia® and, alone and/or with others, products that we may acquire or for which we may acquire commercialization rights in the future, develop our therapeutic candidates, obtain the required regulatory approvals in various territories. We may be unable to achieve any or all of these goals with regard to Talicia®, our therapeutic candidates or products we may commercialize or promote in the future. As a result, we may never achieve sufficient revenues to sustain our business operations in accordance with our plan or be profitable.

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

Our capital requirements are subject to numerous risks.

Our long-term capital requirements are expected to depend on many potential factors, including but not limited to:

●	the progress, success, and cost of our clinical and non-clinical trials and research and development programs, including manufacturing;
●	the number and type of commercial products we or our subsidiaries, collaborators and affiliates commercialize;
●	our ability to successfully commercialize Talicia® and products that we may commercialize or promote in the future, including through securing commercialization agreements with third parties and favorable pricing and market share or through our own commercialization capabilities;
●	the existence and entrance of generics into the market, including entrances into the market as a result of adverse outcomes in Abbreviated New Drug Application (“ANDA”) litigation, that could compete with our products and erode the profitability of Talicia® and any future commercial products or products that we may commercialize or promote in the future;
●	the number and type of therapeutic candidates in development;
●	our ability to successfully complete our clinical and non-clinical trials and research and development programs, including recruitment and completion of relevant pediatric and oncology studies, since the pediatric population and the very advanced disease state and poor prognosis of the oncology patients in our oncology studies make it particularly difficult to recruit and successfully treat the patients, and to successfully complete the studies;
●	the identification and acquisition of additional therapeutic candidates and commercial products;

●	the costs, timing, and outcome of regulatory review and obtaining regulatory clarity and approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;
●	the costs of enforcing our issued patents and defending intellectual property-related claims;
●	the costs of manufacturing, developing and maintaining sales, marketing, and distribution channels for Talicia® and any future commercial products;
●	our consumption of available resources, especially at a more rapid consumption than currently anticipated, resulting in the need for additional funding sooner than anticipated;
●	the amount and frequency of any milestone or royalty payments for which we are responsible;
●	the ability and interest of investors to invest in our products and activities;
●	our partners’ ability to successfully execute the plans to develop and commercialize our products;
●	our ability to handle, support and overcome unexpected events including geopolitical, tax, and legal (including litigation) changes and events; and
●	the availability and extent of government-supported financings, such as grants and contracts.

We have limited experience achieving regulatory approval or out-licensing our therapeutic candidates, making it difficult to evaluate our business and prospects.

Talicia® is our first and only product that was developed internally and approved for marketing by the FDA. We have limited experience in commercializing products and achieving regulatory approval or out- licensing our therapeutic candidates. Consequently, any predictions about our or Talicia Holdings’ future performance may not be accurate, and we and Talicia Holdings may not be able to fully assess our ability to commercialize Talicia® or ones we may acquire or develop in the future, complete the development or obtain regulatory approval for our current and future therapeutic candidates or obtain regulatory approvals, reimbursement by third-party payors, achieve market acceptance or competitive pricing of Talicia® or products that we may commercialize or promote in the future.

We have ceded significant control over the U.S. commercialization of Talicia®.  We are dependent in significant part on Cumberland’s performance, and we are dependent on joint decision-making with Cumberland for the successful commercialization of Talicia® in the U.S. and globally, which may result in disagreements, deadlocks, delays or outcomes that are not in our best interests.

We entered into a collaboration with Cumberland to jointly commercialize Talicia® in the U.S. through Talicia Holdings, pursuant to which we sold a 30% equity interest in Talicia Holdings to Cumberland. Our future revenues and related cash flows from Talicia® in the U.S., and our ability to realize the anticipated benefits of this arrangement, depends in significant part on Cumberland’s performance and on our ability to successfully manage a jointly controlled commercialization structure. If Cumberland does not perform its obligations satisfactorily, including by failing to fund its share of operations and development activities, and we do not successfully manage the commercialization structure, commercialization of Talicia® in the United States and globally and our business, financial condition and results of operations may be adversely affected.

Pursuant to the collaboration arrangements, Talicia® will be jointly commercialized in the United States through a joint committee (“Joint Committee”) with equal representation and joint decision-making authority over key matters, including commercialization strategy, pricing, contracting, sales and marketing activities. Although we believe joint governance is expected to align incentives, it may also require consensus on significant decisions. We and Cumberland may have different and inconsistent business objectives, operating priorities, risk tolerances, constraints on resources, views on pricing and contracting, and preferences with respect to promotional strategy, compliance approaches, and market access initiatives, especially in times of economic uncertainty. Disagreements may delay or prevent decisions, cause commercial opportunities to be missed, or result in a compromise position that is less effective than a unified strategy. If disputes arise, available dispute resolution mechanisms (if any) may be time-consuming, costly, disruptive to commercialization efforts and may not yield results favorable to us. Any such disagreements or deadlocks could materially adversely affect the commercialization of Talicia® in the United States and globally and our business, financial condition and results of operations.

The division of responsibilities between Talicia Holdings and Cumberland increases operational and supply chain risks, and failures in coordination could disrupt commercialization.

Under the Exclusive Joint Commercialization Agreement with Cumberland, Talicia Holdings will oversee market access, marketing, regulatory approvals and medical affairs activities, as well as manufacturing, quality and supply of Talicia®, bearing the related cost of goods sold. Cumberland will oversee trade operations and distribution and fund significant commercialization activities approved by the Joint Committee. The success of the U.S. commercialization effort depends on effective coordination across these functions. Operational failures by either party, or failures to coordinate effectively, may result in inventory shortages, excess inventory, product returns, disruptions in distribution, delays in contracting and payer coverage, inconsistent messaging to customers, operational or compliance errors, or increased expenses. Because Talicia Holdings bears the cost of goods sold, any manufacturing, quality or supply inefficiencies, delays, or cost increases could disproportionately impact our financial results. In addition, if manufacturing or supply disruptions occur at the same time that demand is increased through Cumberland’s promotional efforts, the collaboration could be unable to capture market opportunities, which could reduce revenues and damage relationships with customers and distributors.

Our minority sale of Talicia Holdings and joint control structure may limit our ability to unilaterally determine strategy for Talicia® in the United States and globally, restructure Talicia Holdings, or pursue certain strategic transactions.

By selling a 30% equity interest in Talicia Holdings and agreeing to joint governance arrangements, we reduced our unilateral control over Talicia Holdings and certain strategic and operational decisions relating to Talicia® in the United States and globally. Under the organizational documents of  Talicia Holdings and related agreements, Cumberland has approval rights, board representation, information rights, transfer restrictions, rights of first refusal or other rights that could restrict or delay our ability to cause Talicia Holdings to take certain actions, including entering into additional collaboration arrangements, changing commercialization strategy, incurring indebtedness, making certain capital expenditures, or engaging in mergers, acquisitions, sales of assets or other strategic transactions involving Talicia Holdings or Talicia® in the U.S. or globally Even where we retain majority ownership, joint decision-making may limit our flexibility to respond quickly to market conditions or to implement changes we believe are necessary.

The structure of our arrangements with Cumberland may create conflicts of interest and may increase the risk of disputes regarding commercialization strategy, budgets, and interpretation of contractual requirements.

The collaboration contemplates that Cumberland will fund significant commercialization activities approved by the Joint Committee and that the parties will jointly oversee pricing, contracting and commercial strategy. Disputes could arise over the scope of Joint Committee authority, what expenses are required or reimbursable, whether particular plans were properly approved, and how costs and responsibilities should be allocated. Disputes could also arise over the use of third parties, vendors, subcontractors and other commercial partners, including whether certain arrangements require consent. Such disputes could result in reduced spending, delays in commercialization initiatives, interruption of operations, or litigation or arbitration, any of which could negatively affect the commercialization of Talicia® and our results of operations.

If the collaboration is terminated, not renewed or otherwise fails, we may incur substantial costs and face significant delays in maintaining U.S. commercialization of Talicia® and our business could be materially adversely affected.

The collaboration with Cumberland may be subject to termination or non-renewal in accordance with its terms, including in connection with certain breaches or other events. If the collaboration is terminated or otherwise fails, we may need to assume responsibilities currently performed by Cumberland, including U.S. sales efforts and trade operations, or identify and transition to a replacement partner. Transitioning commercialization activities could be time-consuming and expensive. We may need to engage third parties on less favorable terms, and could lead to reduced Talicia® revenues in the United States. In addition, the existence of a minority equity owner in Talicia Holdings may complicate or delay a transition. Any transition following termination or non-renewal could require significant management attention and may divert time and attention from other strategic priorities, which could impair our ability to execute our business plan.

If we or subsidiaries, collaborators and affiliates are unable to maintain and train an effective commercial infrastructure, including sales and marketing infrastructure, including through subsidiaries, collaborators and affiliates, or maintain compliant and adequate commercial capabilities, we will not be able to successfully commercialize and grow Talicia® and any products we may commercialize or promote in the future.

We and our employees, including our contractors, subsidiaries, collaborators and affiliates must comply with applicable regulatory requirements and restrictions relating to marketing and advertising. If we or our subsidiaries, collaborators or affiliates are unable to maintain compliant and adequate sales and marketing capabilities, including training new sales personnel (including sales contractors) regarding applicable regulatory requirements and restrictions, we may not be able to increase our product revenue, may generate increased expenses, and may be subject to regulatory investigations and enforcement actions.

Our commercial efforts, including our sales and marketing efforts and those of our subsidiaries, collaborators and affiliates, must comply with various laws and regulations. Under applicable FDA marketing regulations, prescription drug promotions must be consistent with and not contrary to labeling, present “fair balance” between risks and benefits, be truthful and not false or misleading, be adequately substantiated (when required), and include adequate directions for use. Additionally, our marketing activities and those of our subsidiaries, collaborators and affiliates may be subject to enforcement by the Federal Trade Commission, state attorneys general, and consumer class-action liability if we engage in any practices that appear misleading or deceptive to the applicable agencies or consumers. Our sales and marketing practices and those of our subsidiaries, collaborators and affiliates must also comply with federal and state anti-kickback statutes and other applicable healthcare laws, the violation of which can result in civil and criminal liability and other penalties.

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

If the FDA investigates our or our subsidiaries’, collaborators’ and affiliates’ marketing and promotional materials or other communications and finds that any of our current or future commercial products are being marketed or promoted in violation of the applicable regulatory restrictions, we and our subsidiaries, collaborators and affiliates could be subject to FDA enforcement action. Any enforcement action (or related lawsuit, which could follow such action) brought against us or our subsidiaries, collaborators or affiliates in connection with alleged violations of applicable drug promotion requirements, or prohibitions, could have an adverse effect on our reputation, business, financial condition or results of operations, as well as the reputation of any approved drug products we or our subsidiaries, collaborators and affiliates may commercialize or promote in the future. In addition, we may also be reliant on third parties’ compliance with such regulations.

Moreover, laws and regulations covering commercialization activities in the pharmaceutical industry are constantly changing, and we will need to continually update and adjust our policies and sales and marketing and commercialization activities to meet legal and regulatory requirements. Our ability and the ability of our subsidiaries, collaborators and affiliates to comply with legal and regulatory requirements at any time in time does not guarantee we will continue to be able to comply in the future.

In addition to complying with applicable laws and regulations covering commercialization activities in the pharmaceutical industry, we and our subsidiaries, collaborators and affiliates must also comply with various contractual terms governing our use of third-party intellectual property in our commercialization materials.

In order to maintain and potentially increase our commercialization capabilities in the U.S. and outside the U.S., we and our subsidiaries, collaborators and affiliates may need to maintain and potentially expand, among others, our development, regulatory, manufacturing, sales and marketing capabilities, and to maintain or potentially increase our personnel to accommodate sales. We may experience difficulties in managing this growth and integrating new personnel.

To maintain and potentially increase our own commercialization capabilities in the U.S. and outside the U.S. we and our subsidiaries, collaborators and affiliates may need to expand, among others, our and their development, regulatory, manufacturing, sales and marketing capabilities, and to maintain or potentially increase our personnel to accommodate sales. We and our subsidiaries, collaborators and affiliates may not be able to secure or retain personnel, organizations or vendors that are adequate in number or expertise to successfully and lawfully market and sell our products in the U.S. or outside the U.S. If we or our subsidiaries, collaborators or affiliates are unable to maintain or expand our or their sales and marketing capabilities, train our or their sales force or contractors effectively or provide any other capabilities necessary to commercialize products, we and our subsidiaries, collaborators and affiliates may need to contract with third parties to market and sell our products, which, if we are able to sell our products, could have an adverse effect on our financial condition and our results of operations.

We and our subsidiaries, collaborators or affiliates may also have difficulty in integrating into our existing U.S. operations sales and other commercial personnel or contractors that we may hire or engage to support the commercialization of Talicia®. Sales personnel or contractors’ productivity may decrease as new, less experienced sales personnel or contractors are hired who are not yet familiar with Talicia® and any future commercial products. In addition, we and our subsidiaries, collaborators and affiliates may be exposed to greater regulatory and compliance risks with an expanded sales force and activities to the extent applicable.

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

Each of our collaborative arrangements requires us to rely on external consultants, advisors, and experts for assistance in several key functions, including clinical development, manufacturing, regulatory, market research, intellectual property, and commercialization. We do not control these third parties, but we rely on such third parties to achieve results, which may be significant to us. With respect to RHB-102, we rely on Hyloris Pharmaceuticals NV (“Hyloris”), the party responsible for, among other things, the development, manufacture, registration and commercialization of the product with respect to the territories granted to Hyloris under our exclusive license agreement with Hyloris, dated as of February 25, 2025.  With respect to Talicia® outside the U.S., we rely on Recipharm Strängnäs AB (“Recipharm”) and other contracting parties for the manufacture of Talicia® and its components, and we rely on Gaelan Medical Trade LLC (“Gaelan Medical”) to obtain necessary approvals and commercialize Talicia® in the United Arab Emirates (“UAE”) and other Middle East markets. With respect to Talicia® in the U.S., we rely on Cumberland to jointly commercialize Talicia® in the United States through our U.S. subsidiary, Talicia Holdings.

Relying upon collaborative arrangements to commercialize Talicia® and any other products that we may commercialize or promote in the future and to develop our therapeutic candidates, subject us to a number of risks, including but not limited to the following:

●	we will be responsible for making certain milestones, royalty or other payments under our various in-licenses even if our operating costs exceed the revenues generated from the relevant products;
●	our collaborators may default on their obligations to us and we may be forced to either terminate, litigate or renegotiate such arrangements;
●	our collaborators may have claims that we breached our obligations to them which may result in termination, renegotiation, litigation or delays in performance of such arrangements;
●	we may not be able to control the amount and timing of resources that our collaborators may devote to Talicia®, products that we may commercialize or promote in the future or our therapeutic candidates, including because their sales force and commercial infrastructure may support multiple products, and they may determine to allocate personnel, management attention, and financial and other resources across products and strategic priorities;
●	our collaborators may fail to comply with applicable laws, rules, or regulations when performing services for us, and their commercialization practices may result in investigations, enforcement actions or litigation, as a result of which we and our subsidiaries could be subject to liability, injunctions, reputational harm and other adverse consequences for such violations;
●	our collaborators may experience financial difficulties, making it difficult for them to fulfill their obligations to us, including payment obligations, or they may experience changes in business focus;
●	our collaborators’ partners may fail to secure adequate commercial supplies for Talicia® or products that we may commercialize or promote;
●	our collaborators’ partners may have a shortage of qualified personnel;
●	we may be required to relinquish important rights, such as marketing and distribution rights;
●	business combinations or significant changes in a collaborator’s business or business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;
●	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate or commercial product developed either independently or in collaboration with others, including our competitors;
●	collaborative arrangements are often terminated or allowed to expire, which may limit or terminate our rights to commercialize Talicia® or products we may commercialize or promote in the future, or could delay the development and may increase the cost of developing our therapeutic candidates;
●	our collaborators may not wish to extend the terms of our agreements related to Talicia® and any future commercial products or therapeutic candidates beyond the existing terms, in which case, we will not have access to existing rights upon the expiration and will therefore not be able to develop such therapeutic candidates or commercialize or promote such products following the initial terms of our agreements; and
●	our collaborators may wish to terminate the collaborative arrangements due to any disagreements or conflicts with us, a change in their assessment that the arrangement is no longer valuable, a change in control or in management or in strategy, changes in product development or business strategies of our collaborators; and
●	disputes may arise regarding the scope of the licensed rights and permitted uses of intellectual property, including sublicensing and co-promotion, as well as with respect to commitments under our licenses, including development obligations, timelines, milestones, and other performance requirements, as a result of which we may be required to enforce our contractual rights through dispute resolution or litigation, which could be costly and divert management attention.

In addition, our reliance upon our partners in connection with commercial activities subjects us to a number of additional risks, including but not limited to, the following:

●	we do not generally control our partners’ communications with the FDA or other foreign regulatory authorities, and the FDA or other foreign regulatory authorities may determine not to approve or elect to withdraw the products from the market due to various factors including any action or inaction taken by our partners (see “ – Talicia® or products which we may commercialize or promote in the future may be subject to recalls or market withdrawal that could have an adverse effect on our reputation, business, financial condition or results of operations”);
●	in many instances, we rely on our partners to take enforcement action to protect the IP and regulatory protections, if any, of Talicia® and any future commercial products. Their failure to diligently protect these products could materially affect our commercial success;
●	we rely on our partners to be responsible for the manufacture of Talicia®, including through third-party manufacturers with the requisite quality and manufacturing standards as required under applicable laws and regulations, and we also rely on those same partners to supply their respective products and active pharmaceutical ingredients (“APIs”), which may result in us having those respective products and APIs in insufficient quantities or not delivered in as timely a manner as is necessary to achieve adequate or successful promotion and sale of their respective products;
●	our partners relating to Talicia® and any future commercial products may significantly create or change reimbursement agreements or increase or decrease the price of their respective products to a level that could adversely affect our sales or revenues;
●	our partners may make decisions related to the product and take critical actions to support the product, including with respect to promotion, sales and marketing, medical affairs and pharmacovigilance, and any action or inaction taken by those same partners may adversely affect the approval, promotion and sales of their respective commercial products;
●	our partners may terminate their agreements with us after an agreed-upon period for reasons set forth in those same partners’ respective agreements with us;
●	our partners for future commercial products may change or create new agreements with wholesalers, Pharmacy Benefit Managers or other important stakeholders, which may significantly impact our ability to achieve commercial success, or they may fail to negotiate reimbursement agreements with payors which could also negatively affect our commercial success;
●	our partners may change the price of their respective commercial products to a level that could adversely affect our sales or revenues;
●	our partners may not be successful in maintaining or expanding reimbursement from government or third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators, which may adversely affect the sales of their respective products; and
●	our partners, such as Hyloris and Cumberland, may not pursue their activities under our license agreements, or may not be able to develop, manufacture, register and/or commercialize our products, directly or through third parties, distributors and/or sublicensees.

If any of these or other scenarios materialize, they could have an adverse effect on our reputation, business, financial condition or results of operations.

If we acquire products, technologies, companies or businesses that own rights to, or otherwise acquire commercialization and related rights to, products, such transactions could result in additional costs, integration or operating difficulties, dilution and other adverse consequences. Such acquired products, technologies or businesses that own rights to products may not achieve commercial success or further establish our marketing and commercialization capabilities or those of our subsidiaries, collaborators and affiliates.

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

Moreover, there can be no assurance that we will accurately or consistently identify products approved or cleared for marketing that will achieve commercial success, that we will be able to successfully acquire or commercialize such products or that such acquisitions would further establish our marketing and commercialization capabilities or those of our subsidiaries, collaborators and affiliates.

Maintaining and potentially expanding our commercial infrastructure in the U.S., is a significant undertaking that requires substantial financial and managerial resources, and we and subsidiaries, collaborators and affiliates may encounter setbacks or may not be successful in our efforts.

Maintaining and potentially expanding the necessary commercial capabilities is competitive and time-consuming, and the commercialization of Talicia® requires a significant expenditure of operating, financial and management resources. Even with those investments, we, through Talicia Holdings, may not be able to effectively commercialize Talicia®, or we and Talicia Holdings and other subsidiaries, collaborators and affiliates may incur more expenditures than anticipated in order to maximize our or their sales of Talicia® or other future commercial products. We cannot guarantee that we or our subsidiaries, collaborators and affiliates will be able to maintain or expand our or their sales, marketing, distribution, and market access capabilities and enter into and maintain any agreements necessary for commercialization with payors and third-party providers on acceptable terms, if at all. If we and subsidiaries, collaborators and affiliates are unable to maintain or expand such capabilities, either on our own or by entering into agreements with others, or are unable to do so in an efficient manner or on a timely basis, we will not be able to maximize the commercialization of Talicia® or products that we may commercialize or promote in the future, which would adversely affect our reputation, business, financial condition or results of operations.

Even if the commercialization of Talicia® and any future commercial products is successful, we may fail to further our business strategy as anticipated or to achieve anticipated benefits and success. Talicia Holdings may incur higher than expected costs in connection with the commercialization of Talicia®, and we may encounter general economic or business conditions that adversely affect these products.

In addition, if we or our subsidiaries, collaborators and affiliates incur higher than expected costs in connection with the commercialization of Talicia® and any future commercial products, we or they may need to reduce or terminate our commercial activities, which may have a material adverse effect on our reputation, business, financial condition or results of operations.

We have a limited history of independently commercializing products that we developed and for which we obtained regulatory approval, such as Talicia®, and a limited history of commercializing products in the U.S. Due to our limited experience, we may have difficulty commercializing Talicia® if our commercialization agreement with Cumberland is not successful or promoting or commercializing any products for which we may obtain FDA approval or to which we may acquire commercialization or promotion rights in the future.

Compared to competitors in the industry, we have relatively limited experience marketing and selling products in the U.S. In particular, we have limited experience in commercializing products that we developed and for which we obtained regulatory approval, such as Talicia®. Talicia® is the first product that we are commercializing that we developed and for which we obtained regulatory approval. In October 2025, Talicia Holdings and Cumberland entered into a five-year Exclusive Joint Commercialization Agreement for Talicia® in the U.S. pursuant to which the parties will jointly commercialize Talicia® in the U.S.  If this agreement is not successful, our limited experience in commercializing products may materially increase our marketing and sales expenses or cause us to be ineffective in our efforts to commercialize on our own.

Our prior experience promoting and commercializing several other commercial products in the U.S. that we no longer commercialize or promote was limited and brief.

There can be no assurance Talicia Holdings will successfully commercialize Talicia® or that we or our subsidiaries, collaborators and affiliates will successfully commercialize any products we may commercialize or promote in the future.

In addition, many companies, both public and private, including well-known pharmaceutical companies and smaller niche-focused companies, are currently selling, marketing and distributing drug products that directly compete with Talicia® and therapeutic candidates that we may seek to commercialize in the future. Many of these companies have significantly greater financial capabilities, marketing, and sales experience and resources than us and our subsidiaries, collaborators and affiliates. As a result, our competitors may be more successful than we or our subsidiaries, collaborators and affiliates are in commercializing products, and we may not be able to generate sufficient revenue to achieve or sustain profitability.

Our failure to accurately forecast demand for Talicia® and any future commercial products, or to quickly adjust to forecast changes, could adversely affect our business and financial results.

Market uncertainty makes it difficult for us to accurately forecast future commercial product demand. Talicia Holdings will be setting target levels for the manufacture of Talicia® and any future commercial products in advance of purchases based upon our forecasts of commercial product sales.

If our forecasts exceed demand, Talicia Holdings could experience excess inventory of APIs or of Talicia® and any future commercial products, which can increase the inventory costs and result in obsolete inventory. Alternatively, if demand exceeds the forecasts, this may cause a shortage of commercial products, or the APIs used in our products, which could result in an inability to satisfy demand for Talicia® and any future commercial products and a resulting material loss of market share and potential revenue. A failure to accurately predict the level of demand for Talicia® and any future commercial products could adversely affect revenues and net income.

In addition, some of our and our subsidiaries’, collaborators’ and affiliates’ suppliers may require extensive advance notice of our and their requirements in order to produce APIs or commercial products in the quantities desired. Long lead times may require us and our subsidiaries, collaborators and affiliates to place orders far in advance of the time when the commercial products will be offered for sale, and limitations on our and our subsidiaries’, collaborators’ and affiliates’ flexibility to change such orders may not only make it difficult for us to accurately forecast demand for Talicia® and any future commercial products, but also expose us to risks relating to shifts in consumer demand and trends and adversely affecting our operating results.

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

We and our subsidiaries, collaborators and affiliates do not currently own or operate manufacturing facilities. We and our subsidiaries, collaborators and affiliates rely on, and expect to continue to rely on, third parties to manufacture commercial quantities of Talicia® and products that we may commercialize or promote in the future and clinical quantities of our therapeutic candidates. We and Talicia Holdings currently rely on Recipharm and other contracting parties to provide sufficient quantities of Talicia® in the required timeframe. For example, Talicia Holdings, relies on various third parties to satisfy its supply requirements and there is no guarantee they will be able to do so successfully or in a timely manner. Talicia Holdings’ reliance on third parties includes its reliance on them for quality assurance related to regulatory compliance. Our and our subsidiaries’, collaborators’ and affiliates’current and anticipated future reliance upon others for the manufacture of our therapeutic candidates and any products that we and our subsidiaries, collaborators and affiliates may commercialize or promote may adversely affect our future operations and our  and our subsidiaries’, collaborators’ and affiliates\ ability to commercialize Talicia® and any products that we may commercialize or promote on a timely and competitive basis, and to develop therapeutic candidates.

We and our subsidiaries, collaborators and affiliates may not be able to maintain our or their existing or future third-party manufacturing arrangements on acceptable terms, if at all. If for some reason our manufacturers or the manufacturers of our subsidiaries, collaborators and affiliates do not perform as agreed or expected or terminate or fail to renew the agreements for any reason, we or our subsidiaries, collaborators and affiliates may be required to replace them, in which event we and our subsidiaries, collaborators and affiliates may incur added costs and delays in identifying, engaging, qualifying under applicable regulatory requirements and training any such replacements and entering into agreements with such replacements on acceptable terms. In addition, our  and our subsidiaries’, collaborators’ and affiliates’ ability to enter into such alternative arrangements within a reasonable period of time, if at all, may be contractually limited by the terms of the manufacturing agreements existing at that time. Obtaining the necessary FDA or other regulatory approvals or other qualifications required for changes in manufacturing sites, methods or processes under applicable regulatory requirements could result in a significant interruption of supply. In the case of the manufacturer of Talicia®, in particular, the delay in identifying, engaging, qualifying and training its replacement may be extended, leading to a significant interruption of supply. Any such additional costs and delays may adversely impact our or our subsidiaries’, collaborators’ and affiliates’ ability to obtain regulatory clearances and approvals for our therapeutic candidates or any product we may commercialize or promote or make such commercialization or marketing economically unfeasible.

We and our subsidiaries, collaborators and affiliates rely on third parties to manufacture and supply high-quality APIs and their starting materials in the quantities and quality we and our subsidiaries, collaborators and affiliates require on a timely basis.

We and our subsidiaries, collaborators and affiliates currently do not manufacture any APIs ourselves. Instead, we and they rely on third-party vendors for the development, manufacture, and supply of APIs that are used to formulate Talicia® and products we or our subsidiaries, collaborators and affiliates may commercialize or promote in the future and our therapeutic candidates. If these suppliers are incapable or unwilling to meet our or our subsidiaries’, collaborators’ and affiliates’ current or future needs on acceptable terms or at all, we and our subsidiaries, collaborators and affiliates could experience delays in supplying product to market or commercial supply shortages that would adversely affect our sales of products we or our subsidiaries, collaborators and affiliates currently or may commercialize or promote in the future, or delays in obtaining regulatory clearances or approvals for our therapeutic candidates.

While there may be several alternative suppliers of APIs on the market, for most of our products we and our subsidiaries, collaborators and affiliates have yet to conclude extensive investigations into the quality or availability of their APIs. Changing API suppliers or finding and qualifying new API suppliers can be costly and take a significant amount of time. Many APIs require significant lead-time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next.

If we and our subsidiaries, collaborators and affiliates are not able to find stable, affordable, high quality, or reliable supplies of our APIs, we  and they may not be able to produce enough supplies of Talicia® or products we may commercialize or promote in the future, or of our therapeutic candidates, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

In addition, while to date there have been no significant disruptions to our or our subsidiaries’, collaborators’ and affiliates’ supply chain, including to the manufacture of our APIs or their starting materials, there may be unfavorable changes in the availability or cost of raw materials, intermediates, and other materials necessary for production, which may result in disruptions in our or their supply chain.

Talicia Holdings anticipates continued reliance on third party manufacturers for Talicia®, and we  and our subsidiaries, collaborators and affiliates expect to rely on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates.

Talicia Holdings relies on, and it expects to continue to rely on, third-party manufacturers to produce commercial quantities of Talicia®. In addition, we and our subsidiaries, collaborators and affiliates expect to rely on third-party manufacturers to produce products that we may commercialize or promote in the future. To date, other than Talicia®, which the FDA has approved for marketing in the U.S., our therapeutic candidates have been manufactured in relatively small quantities for preclinical testing and clinical trials, as well as for other regulatory purposes by third-party manufacturers. If the FDA or other regulatory agencies approve any of our current or future therapeutic candidates for commercial sale, we expect that we and our subsidiaries, collaborators and affiliates would rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. These manufacturers may not be able to successfully increase or maintain the manufacturing capacity for Talicia® or any product we may commercialize or promote in the future or any of our therapeutic candidates that may be approved in the future, in a timely or economic manner, or at all. The significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. Foreign regulatory agencies may also require the approval of additional validation studies for scaling up the manufacturing process of any of our therapeutic candidates or current or future commercial products. If the third-party manufacturers are unable to successfully increase or maintain the manufacturing capacity for a therapeutic candidate, Talicia® or for products that we or our subsidiaries, collaborators and affiliates may commercialize or promote in the future, or if we or our subsidiaries, collaborators and affiliates are unable to secure replacement third-party manufacturers or unable to establish our or their own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply. A supply disruption from any of our third-party manufacturers could have a material adverse effect on our reputation, business, financial condition or results of operations.

Reliance on third-party manufacturers entails risks, including, but not limited to:

●	manufacturing delays if our or our subsidiaries’, collaborators’ and affiliates’ third-party manufacturers give greater priority to the supply of other products over our current or future commercial products, including Talicia®, or any future therapeutic candidates, if approved, or otherwise do not satisfactorily perform according to the terms of their agreements with us;
●	the possible termination or nonrenewal of manufacturing agreements by the third-party manufacturers at a time that is costly or inconvenient for us or our subsidiaries, collaborators and affiliates;
●	the possible breach of manufacturing agreements by third-party manufacturers;
●	inability to fulfill all or part of our undertakings and commitments to our current or future commercialization partners in the U.S. and other territories, such as our partners, Gaelan Medical and Hyloris, due to, among other things, delays or lack of supply by manufacturers of commercial products or the supply of such products in quantity or quality which is inadequate or not in line with the required regulatory standards or our agreements;
●	delays in obtaining regulatory approval for any future therapeutic candidates, if our third-party manufacturers fail to satisfy FDA inspection requirements in connection with pre-approval inspections or otherwise fail to comply with regulatory requirements; and
●	product loss or serious adverse events due to contamination, equipment failure, or improper installation or operation of equipment or operator error.

If we are unable to establish collaborations for our therapeutic candidates or products we may commercialize or promote, or otherwise not be able to raise significant additional capital, we will likely need to alter or abandon our development and commercialization plans.

Our drug development programs and the potential commercialization of our approved products or our therapeutic candidates and products that we may commercialize or promote in the future will require additional cash to fund expenses. As such, our strategy includes either selective partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering the development or potential commercialization of our approved products and therapeutic candidates, if approved, promoting or commercializing products, in whole or in part, in some or all jurisdictions or through our own commercialization capabilities, such as our partnerships with Cumberland, Gaelan Medical and Hyloris. With respect to potential new third-party partners for the development or commercialization of our approved products and therapeutic candidates, if approved, and development or commercialization of products that we may commercialize or promote in the future, we may not be successful in entering into collaborations with third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development, commercialization or promotion agreements or otherwise raise significant additional capital to secure our own commercialization capabilities, we may have to limit the size or scope of our activities or we may have to delay or terminate one or more of our development or commercialization programs. Any failure to enter into (or in the case of Cumberland, Gaelan Medical and Hyloris, any failure to maintain) development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidates or products we may commercialize or promote or failure to develop, market and commercialize such commercial products or therapeutic candidates or products we may commercialize or promote independently may have an adverse effect on our reputation, business, financial condition or results of operations.

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

We operate our business in multiple international jurisdictions. Such operations could be materially affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, changes in data privacy laws, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, Talicia® and products we may commercialize or promote, or our therapeutic candidates, as well as by political unrest, unstable governments and legal systems, and inter-governmental disputes. For example, although we entered into an exclusive worldwide development and commercialization licensing agreement, excluding North America, with Hyloris for RHB-102 (Bekinda®), an exclusive license agreement  for Talicia® in the UAE and additional territories in the middle east , our licensing partners may not be able to obtain regulatory approval  for RHB-102 (excluding North America), may experience a termination of the agreements, or may be unable to sell the products or sell the products in sufficient quantities to generate meaningful revenues. In addition, we are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics (as described above), tariffs and trade disputes and other international events. In the UAE, for example, threats to the stability of the Abraham Accords between the UAE, the U.S. and Israel may disrupt our ability to supply Talicia®. Also, given that some of our operations are conducted in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel, and any existing conflicts may potentially escalate in the future to more violent events. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, the current armed conflict in Ukraine and the subsequent economic sanctions imposed by some countries on Russia and certain territories in Ukraine may negatively impact the supply chain for our commercial product, our R&D activities and our business development activities.  See “ - We conduct some of our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations.”

We face risks associated with the lawsuit we initiated against Kukbo. While we prevailed in the lawsuit against Kukbo, Kukbo has not promptly paid the judgment, and we are now pursuing enforcement in South Korea.

On September 2, 2022, we filed a lawsuit against Kukbo in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under the Subscription Agreement (as defined herein), in exchange for the ADSs we were to issue to Kukbo, and in delivering to us the further payment of $1.5 million due under the Exclusive License Agreement. Kukbo thereafter filed counterclaims alleging breach of contract, misrepresentation, and the breach of the duty of good faith and fair dealing, among other claims. On December 2, 2024, we were awarded a judgment of approximately $6.5 million in principal and approximately $1.5 million in accrued interest as of the date of the judgment, in a summary judgment by the Supreme Court of the State of New York. The court dismissed the entirety of Kukbo’s counterclaims in the case. On August 11, 2025, the New York Supreme Court awarded us approximately $1.82 million in legal costs and expenses (including interest) in our action against Kukbo.

On September 23, 2025, the New York Appellate Division, First Department, on appeal, upheld the Supreme Court’s  original summary judgment ruling and award in our favor, unequivocally dismissing, once again, the entirety of Kukbo’s defense.  As of October 27, 2025, the New York Supreme Court’s summary judgment in our favor against Kukbo became final and eligible for enforcement and foreign recognition, with no further appeal permissible following expiry of the appeal period. The Court awarded more than $10.5 million in total to us, comprised of the main judgment of approximately $8.6 million, and the award for legal fees and expenses of approximately $1.9 million, both now final and eligible for enforcement (both include the principal amounts and accrued interest, to date).  9% annual statutory interest continues to accrue on both awards.

In addition, RedHill recently won an attachment grant against Kukbo, from Korea’s Incheon District Court, providing a court-ordered seizure (attachment) of Kukbo’s assets, preventing their disposal prior to judgment enforcement.

We are party to a contingency fee agreement with our legal counsel, Haynes and Boone, LLP, entered into on November 20, 2023, as amended on December 29, 2024. Under this agreement, such firm is entitled to a double-digit percentage of any gross recovery, if and only if the case ends in a final favorable outcome not subject to further appeal. If no collection is made within six months of such an outcome, we are required to pay such firm its standard hourly fees incurred since entering the agreement approximately $1.4 million as of December 31, 2025 and must pay the full contingency amount if collection occurs later.

We intend to vigorously pursue the recovery of attorneys’ fees and the collection of the judgment. We can give no assurance that we will succeed in collecting any or all of the amounts awarded to us. If we are unable to collect in a timely manner, we still will be required to pay the legal fees described above even if we do not receive any recovery. The collection efforts against Kukbo may additionally divert management’s attention and resources in preparing for any continued litigation and defending our claim, result in disruptions to our business, and require us to pay legal fees, damages, or associated expenses, all of which could adversely affect our ability to conduct our business.

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

We currently have five therapeutic candidates in development, most of which are in mid - to - late - stage clinical development, with the goal of eventually seeking FDA or other foreign regulatory approvals. Our commercial product and therapeutic candidates are subject to extensive governmental laws, regulations, and guidelines relating to the development, clinical trials, manufacturing, marketing, promotion, and commercialization of pre- and post-approval prescription drugs. We may not be able to submit for or obtain marketing approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining or maintaining, or the failure to obtain or maintain, required regulatory clearances and approvals will increase our costs and may materially adversely affect our ability to continue to generate meaningful revenues and could adversely impact our reputation, business, financial condition, results of operations or ability to attain or sustain revenues from other markets. We also are, and will be, subject to numerous regulatory requirements from both the FDA and other foreign regulatory authorities that govern the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, clearance or approval by one regulatory authority does not ensure clearance or approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and requirements and may impose additional testing, development and manufacturing requirements for Talicia® and products that we or our subsidiaries, collaborators and affiliates may commercialize or promote in the future and for our therapeutic candidates.

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

Further, if there are significant reductions in the FDA’s workforce, specifically at the Center for Drug Evaluation and Research, there may be unforeseen delays in the review of a future product’s NDA or a current or future product’s NDA supplement application. A delay in the review of such applications could delay our ability to commercialize and promote any of our future products in the United States.

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

Regulatory authorities in other jurisdictions may have similar procedures that may subject any product we may commercialize or promote to limitations or withdrawal requests. In addition, the FDA or other foreign regulatory authorities may determine that the chemistry, manufacturing and controls (“CMC”) of marketed products that we develop, acquire or to which we acquire commercialization rights, such as Talicia® , is unsatisfactory due to the manufacturing standards of the products. If either of these or any regulatory action is taken, Talicia® or any product we  or our subsidiaries, collaborators and affiliates commercialize or promote in the future could be withdrawn from the market at any time. In addition, we may suffer from delays in further commercialization of any product we or our subsidiaries, collaborators and affiliates commercialize or promote.

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

Talicia® , and any product we may commercialize or promote in the future, even if all regulatory clearances and approvals are obtained, will be subject to ongoing regulatory review. If we, or our current or future development or commercialization partners, fail to comply with continuing U.S. and applicable foreign laws, regulations, and guidelines, we could lose those clearances and approvals, and our reputation, business, financial condition or results of operations may be materially and adversely affected.

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

In addition, the ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. In addition, the U.S. government has shut down multiple times in the past (including the shutdown that started on October 1, 2025 and became the longest government shutdown in history based on data going back to fiscal 1977) and certain regulatory agencies, such as the FDA, had to furlough employees and stop some of their activities. The effects of any prolonged government shutdown (including effects related to the shutdown that began October 2025) or a widespread freeze on federal funding could significantly impact the ability of the FDA to timely review and process our regulatory submissions, or cause other agencies that support the FDA to slow their work. Any such factors could have a material adverse effect on our business.

Further, presidential and congressional seat turnover may result in increased regulatory and economic uncertainty, including the spending priorities of the new U.S. presidential administration and Congress and what challenges budget reductions will present for us and our industry generally. For example, on January 20, 2025, President Trump announced an executive order establishing the “Department of Government Efficiency” to reform federal government processes and reduce expenditures. Changes in federal policy by the executive branch and regulatory agencies may occur over time through the new presidential administration’s and/or Congress’s policy and personnel changes, which could lead to changes involving our industry.

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

Modifications to Talicia® or to any product that we or our subsidiaries, collaborators and affiliates  may commercialize or promote in the future, or our therapeutic candidates, may require new regulatory clearances or approvals or may require us or our development or commercialization partners, as applicable, to recall or cease marketing any of our approved products, or delay further studies of our therapeutic candidates in human subjects until clearances or approvals are obtained.

Modifications to Talicia® and any products we or our subsidiaries, collaborators and affiliates may commercialize or promote, or to our therapeutic candidates, after they have been cleared or approved for marketing, if at all, may require new regulatory clearance or approvals, in particular, if we or our subsidiaries, collaborators and affiliates seek or are required to expand our operations to jurisdictions outside of the U.S., and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other regulatory authorities require pharmaceutical product and device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine in conformity with applicable laws, regulations, and guidelines that a modification may be implemented without pre-clearance by the FDA or other regulatory authorities. However, the FDA or other regulatory authorities can review a manufacturer’s decision and may disagree. The FDA or other regulatory authorities may also, on their own initiative, determine that a new clearance or approval is required. If the FDA or other regulatory authorities require new clearances or approvals of any pharmaceutical product for which we or our partners, including development or commercialization partners, previously received marketing approval, we or our partners, including development or commercialization partners, may be required to recall and stop marketing such marketed product, which could require us or our partners, including development or commercialization partners, to redesign the marketed product and may cause a material adverse effect on our reputation, business, financial condition or results of operations.

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

The research and development of opaganib and RHB-107 has relied on support by the National Institutes of Health and the U.S. Department of Defense and other government bodies. These government bodies can withdraw, reduce or end their support of our products at any time, and this would significantly impair our ability to research and develop them further. In addition, the government is under no obligation to continue to support research and development of our products and can cease such support at any time which could be irreplaceable to the research and development process of our products as well as any current or future preclinical or clinical studies. For example, on January 30, 2025, we were notified that funding from the U.S. Government Department of Defense's Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (JPEO-CBRND) for the ongoing 300-patient Phase 2 RHB-107 arm of the ACESO PROTECT platform trial for early COVID-19 outpatient treatment is subject to termination, prior to completion. The study was terminated on April 24, 2025, due to challenges to enrollment and U.S. Government funding limitations and enrolled 92 out of the planned 300 participants. While a benefit in time to resolution of symptoms and time to viral clearance were observed regarding the efficacy of RHB-107 in this study it did not reach statistical significance.

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

Technological competition from, and commercial capabilities of, pharmaceutical and biotechnology companies, universities, governmental entities, and others is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources, and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources than us or our subsidiaries, collaborators and affiliates. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing, and other resources.

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

The increasing use of AI and machine learning in drug discovery and development introduces new and evolving risks that could harm our business and competitive position.

AI is increasingly playing a role in our industry, being used for target identification, drug discovery, preclinical modeling, clinical operations, and data analysis, among other things. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business.

AI technologies are inherently complex and evolving. They may not function as intended, produce accurate results, or provide actionable insights. The quality of AI outputs depends heavily on the quality and quantity of input data, which in the life sciences context may be limited, biased, incomplete, or subject to regulatory and privacy constraints. If we utilize AI in the future and our AI systems fail to achieve their intended purposes, such as identifying viable therapeutic candidates or targets, predicting biological outcomes, producing reproducible results, optimizing clinical trial designs or operations, and other similar or related purposes, our product development efforts may be delayed or unsuccessful. If we are unable to successfully integrate and manage AI within our business, or if AI fails to deliver the expected benefits, our ability to develop our products or any new therapies could be materially adversely affected.

The industry in which we compete is characterized by rapid technological advancements, frequent introductions of new products and heavy competition. Even with the successful implementation of AI, we may fail to correctly identify indications and allocate resources efficiently, which could adversely impact our pipeline and ability to compete effectively. Developing, testing and deploying resource-intensive AI systems may also require additional investment and increase our costs, and there is no guarantee that our investment in such systems would lead to more effective or efficient development of our products or other investigational products, or lead to eventual regulatory approval or commercialization of any new products.

We also face increased competition from other companies that are using AI and related methods for drug discovery and development, some of which have more resources than we do and may have developed more effective methods than we and any third-party collaborators have, which may reduce our and any third-party collaborators’ effectiveness in identifying potential targets and attracting additional collaborators to work with us. If our competitors are able to utilize new technologies more effectively (including but not limited to those that may involve AI or be created using AI) to discover, develop and commercialize products that compete with any of our product candidates or potential commercial products, such technologies could adversely impact our ability to compete.

Further, AI presents additional risks and challenges, especially as the use of these technologies becomes more important to our operations over time. Generative AI may be used improperly or inappropriately which could lead to the tainting of our proprietary information and render us unable to qualify for certain patent or trade secret protection. Its use by people, including our vendors, employees, suppliers and contractors, with access to our proprietary and confidential information, including trade secrets, may continue to increase and may lead to the release of such information, which may impact our ability to realize the benefit of our intellectual property. The increasing use of AI and machine learning in drug discovery and development introduces new and evolving risks related to ownership, inventorship, and protection of intellectual property generated by or with the assistance of AI technologies. Regulatory and legal frameworks governing AI-generated inventions are still developing and may create uncertainty regarding our ability to secure and enforce rights in such inventions. Our use of generative AI platforms may lead to cybersecurity and privacy risks, which may adversely affect our operations and reputation, as well as the operations of any third-party collaborators. Emerging ethical issues surround the use of AI, and we may be subject to reputational and legal risk if our deployment or use of AI becomes controversial. Regulators could limit our, or any third-party collaborator’s ability to develop or implement AI-based technologies as part of measures taken against us or any third-party collaborators in particular or as a consequence of broader legislation, which could have an adverse effect on our or any third-party collaborator’s business, results of operations and financial condition.

Unexpected product safety or efficacy concerns may arise and cause any product we may commercialize or promote to fail to gain or lose market acceptance.

Unexpected safety or efficacy concerns can arise with respect to any product we may commercialize or promote, whether or not scientifically justified, potentially resulting in product recalls, withdrawals or declining sales, as well as product liability, consumer fraud or other claims. The market perception and reputation of any product we or our subsidiaries, collaborators and affiliates commercialize or may commercialize or promote in the future, and their safety and efficacy are important to our business and the continued acceptance of any such product. Any negative publicity about any of our current or future commercial products, such as the pricing of any product, discovery of safety issues, adverse events, or even public rumors about such events, could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition, the discovery of one or more significant problems with a product similar to Talicia® or products we may commercialize or promote in the future that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have an adverse effect on the current or future commercialization of any product we may commercialize or promote. New data about Talicia® or products that we may commercialize or promote in the future, or products similar to Talicia® or those we may commercialize or promote in the future, could cause us reputational harm and could negatively impact demand for such products due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal. Any of the foregoing could have a material adverse effect on our reputation, business, financial condition or results of operations.

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

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, which began on January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles.  On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (which was first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA also authorizes HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Further, on July 4, 2025, President Trump signed the One Big Beautiful Bill Act into law which, among other things, is expected to reduce funding to federal healthcare programs, imposes additional requirements to be eligible for healthcare, and clarifies exclusions for orphan drugs under IRA’s Drug Price Negotiation Program. We cannot yet assess the impact that the IRA will have on us or the pharmaceutical industry as a whole, but it will likely be significant.

More recently, the current Trump Administration is also pursuing policies intended to, among other things, reduce regulations and expenditures across government, lower prescription drug prices, and enhance drug price transparency. These actions, including those directed by executive orders, may propose policy changes that create additional uncertainty for our business. For example, on April 15, 2025, the Trump Administration released an executive order entitled, “Lower Drug Prices by Once Again Putting Americans First,” which among other things, included multiple directives to various agencies aimed at lowering prescription drug prices. In May 2025, the Trump Administration released two executive orders aimed to promote domestic production of critical medicines and to establish a most-favored-nation (“MFN”) drug pricing policy that would tie U.S. drug prices to the prices paid for drugs in other countries. On September 9, 2025, the Make America Healthy Again (MAHA) Commission issued a Strategy Report that included proposed policy reforms across multiple government agencies, including measures to increase enforcement related to direct‑to‑consumer pharmaceutical advertising. On November 6, 2025, CMS announced a new voluntary payment initiative called the GENEROUS Model (GENErating cost Reductions for U.S. Medicaid Model) where drug manufacturers may voluntarily offer supplemental rebates to participating state Medicaid programs that are intended to provide such Medicaid programs with an MFN price for participating manufacturers’ products. On December 23, 2025, CMS published two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the GLOBE Model (Global Benchmark for Efficient Drug Pricing Model) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the GUARD Model (Guarding U.S. Medicare Against Rising Drug Costs) for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. On January 15, 2026, the Trump Administration called on Congress to enact the “The Great Healthcare Plan” to, among other things, codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit managers. On February 5, 2026, the Trump Administration launched the TrumpRx platform designed to allow consumers to purchase certain drugs at reduced prices as negotiated between the drug manufacturers and the Trump Administration. These actions and policies may significantly reduce drug prices, potentially impacting manufacturers’ drug pricing strategies and profitability, while increasing operational costs and compliance risks, and the scope, timing, and ultimate impact of these initiatives and any related future regulatory or legislative actions remain uncertain.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation may have on us, which uncertainty is even greater given the new Trump Administration’s recent initiatives. Furthermore, we cannot predict what actions the Trump administration will implement in connection with the Health Reform Law during President Trump’s second term. However, it is possible that any such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we currently, or intend to, commercialize in the U.S. or that reduce medical procedure volumes could adversely affect our operations and/or future business plans.

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

Obtaining reimbursement approval for a product that we may commercialize or promote, including Talicia®, from any government, commercial or other third-party payor is a time-consuming and costly process that could require us or our development or commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our products that we currently, or may, commercialize or promote to each payor. Even when a payor determines that a product that we currently or may commercialize or promote is eligible for reimbursement under its criteria, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or other foreign regulatory authorities, or may impose restrictions, such as prior authorization requirements, or may simply deny coverage altogether. Reimbursement rates may vary according to the use of the product that we subsidiaries, collaborators and affiliates commercialize or may commercialize or promote in the future and the clinical setting in which it is used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for products or services, and may reflect budgetary constraints or imperfections in Medicare, Medicaid or other data used to calculate these rates. In particular, reimbursement for our products may not be available from Medicare or Medicaid, and reimbursement from other third-party payors may be limited, reduced or revoked. Overall, our ability to get reimbursement coverage for our commercial products has historically been limited. Successful commercialization of Talicia® and any future commercial products requires a conducive reimbursement environment. If our products do not receive adequate reimbursement coverage, or if reimbursement coverage is reduced or otherwise adversely affected, then their respective commercial prospects could be severely limited. Although certain payors may currently provide some form of coverage for Talicia®, payors may suspend or discontinue reimbursement at any time, may require or increase co-payments from patients, may impose restrictions or limitations on coverage, or may reduce reimbursement rates for our products. If we fail to establish broad adoption of and reimbursement for Talicia® and any future commercial products, or if we are unable to maintain any existing reimbursement from payors, our ability to generate revenue could be harmed and this could have a material adverse effect on our reputation, business, financial condition or results of operations. In addition to our existing commercial products, any new product we may commercialize or promote in the future may require that we expend substantial time and resources in order to obtain and retain reimbursement, and any of these efforts may not be successful.

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

We are subject to additional healthcare regulation and enforcement by the U.S. federal government and the states in which we conduct or will conduct our business. Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of Talicia® or any products we may commercialize or promote in the future. Our arrangements with our subsidiaries, collaborators, or affiliates, third-party payors, customers, employees, or others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our products. The laws that may affect our ability to operate include, but are not limited to, the following:

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

Compliance efforts may involve substantial costs, and if our, or our subsidiaries', collaborators', or affiliates', operations or business arrangements with third parties are found to be in violation of any such requirements, we may be subject to penalties, including civil or criminal penalties, monetary damages, the curtailment or restructuring of our operations, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely affect our financial results. Although effective compliance programs can help mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any violation of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, financial condition or results of operations.

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

Most recently, there has been heightened governmental scrutiny over the manner in which drug manufacturers set and disclose prices for their marketed products, which has resulted in the enactment (or proposal) of federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, the Trump Administration has proposed and is pursuing policies intended to, among other things, reduce regulations and expenditures across government, lower prescription drug prices, and enhance drug price transparency. Additionally, several states have passed or introduced bills designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

The scope and enforcement of these laws are uncertain and subject to change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and guidance. We cannot predict the impact that new legislation or any changes in existing legislation will have on our reputation, business, financial condition, or results of operations. Federal or state regulatory authorities may challenge our, or our subsidiaries’, collaborators’, or affiliates’, current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, financial condition or results of operations. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming and could negatively and adversely affect our business or results of operations.

Our marketing, promotional and business practices  and those of our subsidiaries, collaborators and affiliates, including with respect to pricing, as well as the manner in which sales forces interact with purchasers, prescribers and patients, are subject to extensive regulation, including but not limited to, state and federal anti-kickback laws and any material failure to comply could result in significant sanctions against us.

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

We and our subsidiaries, collaborators and affiliates could be exposed to significant drug product liability claims which could be time-consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The clinical trials that we conduct and the testing, manufacturing, marketing and commercial sale and use or misuse of our therapeutic candidates and any products we or our subsidiaries, collaborators and affiliates may commercialize or promote, involve and will involve an inherent risk that significant liability claims may be asserted against us or our development or commercial partners. Product liability claims, or other claims related to our therapeutic candidates and any products we or our subsidiaries, collaborators and affiliates  may commercialize or promote, regardless of merit or their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. A product liability claim could also significantly harm our reputation and the market price of our shares and decrease demand for Talicia®, products that we or our subsidiaries, collaborators and affiliates commercialize or promote or that are commercialized or promoted by our commercial partners, and delay market acceptance of our therapeutic candidates or products we may commercialize or promote. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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

U.S. President Trump has increased, and has indicated his willingness to continue to increase, the use of tariffs by the U.S. to accomplish certain U.S. policy goals. Such tariffs and any countermeasures, including any refunds granted following the Supreme Court of the United States’ decision invalidating certain tariffs, could increase the cost of raw materials and components necessary for our operations, disrupt our supply chain and create additional operational challenges. Further, it is possible that government policy changes and related uncertainty about policy changes could increase market volatility. Because of these dynamics, we cannot predict the impact of any future changes to the U.S.’s or other countries’ trading relationships or the impact of new laws or regulations adopted by the U.S. or other countries on our business. Such changes in tariffs and trade regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

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

Changes in patent law and regulations in other countries or jurisdictions or changes in governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, since June 1, 2023, European applications and patents may be subjected to the jurisdiction of the Unified Patent Court (UPC) for a single pan-European infringement action or revocation proceeding. European applications will for now have the option in certain circumstances, upon grant of a patent, of becoming a Unitary Patent that will be subject to the jurisdiction of the UPC. This is a significant change in European patent practice. As the UPC is a relatively new court system with few decisions rendered, there is little precedent for parties to rely on at the court, increasing the uncertainty. The UPC may provide our competitors with a new forum to seek to centrally revoke our European patents if we do not opt our patents out of the UPC where permitted, and allows for the possibility of a competitor to obtain pan-European injunctions with their own UPC-designated European patents. As a single court system can invalidate a European patent, we, where applicable, may opt out of the UPC and as such, each European patent would then need to be challenged in each individual country and each infringement action pursued in each country. We cannot predict how future decisions by any courts, or the United States Congress, or the USPTO, may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations, and prospects.

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

While patent term extensions under the Hatch-Waxman Act in the United States and under supplementary protection certificates in Europe may be available to extend the patent exclusivity term for our drug product candidates, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. In addition, upon issuance in the United States any patent term can be adjusted based on certain delays caused by the applicant(s) or the U.S. Patent and Trademark Office, or USPTO. For example, a patent term can be reduced based on certain delays caused by the patent applicant during patent prosecution.

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

In addition, in some cases, we may rely on our licensors to conduct patent and trademark prosecution, patent and trademark maintenance or patent and trademark enforcement or defense on our behalf. Therefore, our ability to ensure that these patents and trademarks are properly prosecuted, maintained, enforced, or defended may be limited, which may adversely affect our rights in the commercialization of Talicia® and any future commercial products, development of our therapeutic candidates, and potential approval for marketing of our therapeutic products. Any failure by our licensors or commercialization or development partners to properly conduct patent and trademark prosecution, patent and trademark maintenance, patent and trademark enforcement, or patent defense could materially harm our ability to obtain suitable patent protection covering Talicia® and any future commercial products or therapeutic candidates or ensure freedom to commercialize the products in view of third-party patent rights, thereby materially reducing our potential profits.

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

The development, manufacture, use, offer for sale, sale or importation of Talicia® and any future commercial products or any of our therapeutic candidates may infringe on the claims of third-party patents or other intellectual property rights. Patentability, invalidity, freedom-to-operate or other opinions may be required to determine the scope and validity of third-

party proprietary rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for an extension of their filings under the Patent Cooperation Treaty or other mechanisms. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import Talicia® and any future commercial products or of our therapeutic candidates in the event of an infringement action.

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

On April 8, 2026, we received a letter from the Listings Qualifications Department of Nasdaq notifying us that, for a period of thirty consecutive business days prior to April 2, 2026, the bid price for the ADSs had closed below the minimum $1.00 per ADS requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (“Minimum Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(2)(B), we have been provided an initial period of 180 calendar days, or until October 5, 2026, to regain compliance. The letter states that the Nasdaq staff will provide written notification that we have achieved compliance with Rule 5550(a)(2), if at any time during the 180-day period, the bid price of the ADSs closes at least as $1.00 per share or more for a minimum of ten consecutive business days.

If we are not compliant with the minimum bid price requirement at the end of the 180-day cure period, we may be eligible for an additional 180-calendar day extension. To be eligible for the second 180-day period, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. Under Nasdaq rules, after the second 180-day compliance period expires, if we do not regain compliance with the price criteria for 10 consecutive business days prior to the end of the second period, a request for a hearing no longer stays the suspension and delisting of the ADSs pending the Nasdaq Hearing Panel’s decision. After the second 180-day period expires, trading of the ADSs is automatically suspended, and the ADSs will move to the over-the-counter market while the appeal is pending. In addition, under the amended rule, we will not be eligible for any cure period to address a deficiency in the minimum bid price requirement if we effected a reverse stock split in the prior year.

We have previously implemented two ratio changes of the ADSs to the Company’s non-traded Ordinary Shares in connection with previous non-compliance with the Minimum Price Rule. The most recent ratio change was implemented on August 20, 2024 and changed the previous ratio of one (1) ADS representing four hundred (400) ordinary shares to a new ratio of one (1) ADS representing ten thousand (10,000) ordinary shares, which change had the same effect as a one-for-twenty-five reverse ADS split.

Under the Nasdaq rules, companies that fall out of compliance with the minimum bid price requirement are issued a delisting decision without being granted any cure period if they have effectuated one or more reverse stock splits within a two-year period with a cumulative ratio of 250 shares or more to one.  In addition, if we fall out of compliance with the minimum bid price requirement within one year of having conducted the most recent ratio change, we will be issued a delisting decision rather than being granted any cure period. Accordingly, we may fail to maintain long-term compliance with such minimum bid price requirement.

On April 15, 2025, we received the Notification Letter from the Listing Qualifications Department of Nasdaq, notifying us that we were no longer in compliance with Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”). The Minimum Stockholders’ Equity Rule requires companies listed on The Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders' equity for continued listing. However, based on our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on April 10, 2025, we reported a stockholders’ deficit of $4,683,000 and did not meet the alternatives of market value of listed securities or net income from continuing operations, and we were thus non-compliant with the Minimum Stockholders’ Equity Rule. On December 1, 2025, we announced that we had received confirmation from Nasdaq that we had regained compliance with the Minimum Stockholders’ Equity Rule. There is no guarantee that we will maintain long-term compliance with the Minimum Stockholders’ Equity Rule.

Additionally, Nasdaq has recently proposed a new rule change to (i) adopt Listing Rules 5450(a)(3) and 5550(a)(6) to require issuers listed on the Nasdaq Global and Capital Markets, respectively, to maintain a minimum Market Value of Listed Securities (as defined in Nasdaq Listing Rule 5005(a)(23)) of at least $5 million for a period of 30 consecutive business days, and (ii) amend Rule5810 to suspend trading and immediately delist, without a cure period, from Nasdaq securities of issuers that do not satisfy the proposed new requirements, and Rule 5815 to set forth the procedures for requesting a hearing before a Hearings Panel and the scope of the Panel’s discretion (collectively, the “Proposed $5 Million MVLS Rule”). As of the date of the filing of this Annual Report the market value of our listed securities is less than $5 million. The market value of our common stock may fluctuate significantly due to a number of factors, many of which are outside of our control, including market conditions, investor sentiment toward small-cap companies, our operating performance, and general economic conditions. If the SEC approves the Proposed $5 Million MVSL Rule and the market value of our listed securities does not meet the $5.0 million requirement as of the date it goes into effect, our securities will be subject to delisting.

Additionally, in the recent past, we did not meet the continued listing requirement for market value of publicly held shares (“MVPHS”), and only regained compliance with such requirement by transferring the listing of the ADSs to the Nasdaq Capital Market from the Nasdaq Global Market in November 2023. No assurance can be given that the price of the ADSs will not again be in violation of Nasdaq’s minimum bid price requirement or the MVPHS requirement in the future.

Our failure to meet any these requirements or any future requirement may result in our securities being delisted from Nasdaq. A delisting could substantially decrease trading in the ADSs, adversely affect the market liquidity of the ADSs as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the ADSs may decline further and shareholders may lose some or all of their investment.

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections no assurance can be given that we will not be treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for 2026. If we were characterized as a PFIC, U.S. holders of the ADSs  may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, not qualifying for the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders, and (ii) having interest charges apply to certain distributions by us and upon certain sales of the ADSs.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our principal shareholders are also exempt from the reporting requirements in Section 16(a) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In addition, in April 2024 and October 2024, Iran (in concert with other regional actors) launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Additionally, Yemeni rebel group, the Houthis, launched a series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain. On June 12, 2025, Israel conducted a series of air strikes in Iran targeting Iran’s nuclear program and leadership, and on June 21, 2025, the United States conducted air strikes against three nuclear sites within Iran.

In late February 2026, the United States and Israel launched significant military operations against Iran, and Iran responded with retaliatory missile and drone attacks on Israel, U.S. military assets and Gulf states, including the United Arab Emirates, Saudi Arabia, Qatar, Kuwait and Bahrain. This conflict has caused significant casualties in the region, disrupted commercial air travel, damaged critical infrastructure, and effectively suspended shipping through the Strait of Hormuz. The duration and ultimate scope of this conflict remain highly uncertain. A prolonged or expanding conflict could result in sustained disruptions to regional and global economic conditions, continued volatility in energy markets and further deterioration of commercial and financial activity across the Middle East and globally. Any or all of these situations may potentially escalate in the future to more violent events which may affect Israel and us.

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

As of April 24, 2026, we had outstanding options to purchase up to an aggregate of 23,170,000 Ordinary Shares (equivalent to 2,317 ADSs) under our Award Plan and 376,141 outstanding Restricted Share Units (“RSUs”), each with respect to one ADS, which represents 10,000 of our Ordinary Shares. In addition, as of April 24, 2026, there were 22,160,330,200 Ordinary Shares (equivalent to 2,216,033 ADSs) reserved for issuance under our Award Plan (including Ordinary Shares subject to outstanding options and RSUs under such plan).

As of April 24, 2026, we also had outstanding warrants to purchase an aggregate of 808,216 ADSs. All warrants are exercisable at any time before June 20, 2030, subject to certain limitations and exceptions. The weighted average exercise price of the warrants is approximately $19.78 per ADS, which is above the current market price of the ADSs, which was $1.025 per ADS based on the closing price of the ADSs on Nasdaq on April 24, 2026. The likelihood that the holders of our warrants will exercise their warrants, and the amount of any cash proceeds that we would receive upon such exercise, is dependent upon the market price of the ADSs. However, there is no guarantee that our outstanding warrants will be in the money prior to their respective expirations, and as such, they may expire worthless.

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

ITEM 4.          INFORMATION ON THE COMPANY

A.          History and Development of the Company

Our legal and commercial name is RedHill Biopharma Ltd. Our company was incorporated on August 3, 2009, and was registered as a private company limited by shares under the laws of the State of Israel. Our principal executive offices are located at 21 Ha’arba’a Street, Tel-Aviv, Israel, and our telephone number is +972-3-5413131.

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

Our capital expenditures for the years ended December 31, 2025, 2024, and 2023, were approximately $4,500, $8,700 and $9,500, respectively. Our current capital expenditures involve basic equipment and leasehold improvements.

B.           Business Overview

We are a specialty biopharmaceutical company, primarily focused on U.S. development and commercialization of drugs for GI diseases, infectious diseases and oncology. Our primary goal is to become a leading specialty biopharmaceutical company.

We are currently focused primarily on the advancement of our development pipeline of clinical-stage therapeutic candidates. We also commercialize our GI-related product, Talicia® (omeprazole, amoxicillin, and rifabutin) in the U.S. in partnership with Cumberland, and continue to explore our strategic plans for other potential products and activities.

Among our therapeutic candidates, we are exploring opaganib as a potential treatment for various conditions, including the treatment of several cancers such as prostate cancer, cholangiocarcinoma and chronic lymphocytic leukemia; virus-induced acute respiratory distress syndrome (ARDS), informed by data from a Phase 2/3 clinical study in COVID-19, Ebola and other viral infections; as well as metabolic disorders, including diabetes, obesity and nuclear radiation protection. Furthermore, we are investigating RHB-107 (upamostat) as a potential treatment for COVID-19 and other viruses as part of pandemic preparedness, including influenza.

Our current pipeline consists of five therapeutic candidates, part of which are in mid-to-late stage clinical development. We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. We have one product, Talicia®, that we primarily developed internally which has been approved for marketing and, to date, none of our other therapeutic candidates has generated revenues. We have out-licensed our commercial product, Talicia®, for specific territories outside the U.S., including certain Middle East markets, and one of our therapeutic candidates, RHB-102, worldwide (except for the U.S., Canada, and Mexico). Furthermore, we plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis or independently with a dedicated commercial operation or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing, acquisitions and similar arrangements.

Our Strategy

Our goal is to become a leading specialty pharmaceutical company in the commercialization and development of pharmaceuticals for the treatment of GI, infectious diseases and oncology.

Key elements of our strategy are to:

●	Identify and enter into out-licensing or collaborative agreements with third parties to (i) develop and/or commercialize Talicia® outside the U.S. through Talicia Holdings; and (ii) develop and/or commercialize future commercial products or therapeutic candidates through Talicia Holdings or controlled entities, and with partners where applicable;
●	Enhance existing pharmaceutical products, including broadening their range of indications, or launching innovative and advantageous pharmaceutical products, based on existing active ingredients. Because there is a large knowledge base regarding existing products, the preclinical, clinical and regulatory requirements needed to obtain marketing approval for enhanced formulations are relatively well-defined. In particular, clinical trial designs, inclusion criteria and endpoints previously accepted by regulators may sometimes be re-used. In addition to reducing costs and time to market, we believe that targeting therapeutics with proven safety and efficacy profiles provides us with a better prospect of clinical success;
●	Seek creative and resource-efficient ways to advance our pipeline and commercial strategy despite liquidity constraints, including through grants, government and institutional partnerships, collaborations, and other funding mechanisms- including opportunistic transactions with entities that have available cash but limited operations - that align with our limited resources;
●	Identify and acquire or in-license rights to FDA approved or other commercial-stage products, including from pharmaceutical companies seeking to divest or out-license non-core assets, subject to securing appropriate external funding, strategic financing, and/or structured acquisition terms. We focus on products addressing significant clinical needs, with existing or potential revenue generation, strong market potential and IP or regulatory protection, and also seek to diversify our portfolio by acquiring products based on different technologies. Any commercialization of acquired products may be executed through Talicia Holdings, where appropriate, or through controlled entities, and with partners where applicable. We source these opportunities through our broad industry network;
●	Where applicable, utilize the FDA’s 505(b)(2) regulatory pathway to potentially obtain more timely and efficient approval of our formulations of previously approved products. Under the 505(b)(2) process, we are able to seek FDA approval of a new dosage form, strength, route of administration, formulation, dosage regimen, or indication of a pharmaceutical product that has previously been approved by the FDA. This process enables us to partially rely on the FDA findings of safety or efficacy for previously approved drugs, thus avoiding the duplication of

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

The pharmaceutical and biotechnology industries are intensely competitive. Our therapeutic candidates, if commercialized, and our approved drugs, compete with existing drugs and therapies. In addition, there are many pharmaceutical companies, biotechnology companies, medical device companies, public and private universities, government agencies and research organizations actively engaged in the research and development of products targeting the same markets as our therapeutic candidates. Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we or our subsidiaries, collaborators and affiliates do. In certain cases, our competitors may also be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our therapeutic candidates. They may, therefore, bring to market products that are able to compete with our candidates, or other products that we may develop in the future.

Commercial Operations in the U.S.

We have established the headquarters of our U.S. commercial operations in Raleigh, North Carolina. Following the October 2025 transaction with Cumberland, the commercialization of Talicia® in the United States is conducted through Talicia Holdings under our Exclusive Joint Commercialization Agreement with Cumberland. Talicia Holdings’ U.S. commercial infrastructure could potentially serve as the platform for a future launch of proprietary late-clinical-stage therapeutic candidates in the United States, if approved by the FDA, as well as for potential in-licensed or acquired commercial-stage products in the United States.

As of December 31, 2025, our U.S. commercial operations had two employees. This does not include employees of Talicia Holdings who, following the closing of the transaction with Cumberland in October 2025 and the establishment of Talicia Holdings, transitioned from employment by RedHill Biopharma Inc. to employment by Talicia Holdings to support the Talicia® business.

We continue to pursue acquisition of additional commercial products through licensing or promotion transactions, asset purchases, joint ventures, acquisitions, mergers or other business combinations involving companies with rights to commercial GI and other relevant assets. We intend to pursue such opportunities in the U.S. and, if available, in other jurisdictions.

Talicia® (omeprazole magnesium, amoxicillin, and rifabutin) delayed-release capsules 10.3 mg/250 mg/12.5 mg

Talicia® is our proprietary drug approved by the FDA for marketing in the U.S. for the treatment of H. pylori infection in adults. Talicia® is a combination of three approved drug products – omeprazole magnesium, which is a proton pump inhibitor (preventing the secretion of hydrogen ions, increasing the pH of the stomach), plus two antibiotics, amoxicillin and rifabutin. Talicia® is administered to patients orally in the form of a fixed-dose, all-in-one capsule. Talicia® is the first product we developed that was approved for marketing in the U.S., which we launched in March 2020 with our dedicated sales force.

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

On December 5, 2021, we entered into an exclusive license agreement with Gaelan Medical for Talicia®, in the UAE. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement with Gaelan Medical”. On August 1, 2023, we announced that Gaelan Medical had received marketing approval for Talicia in the UAE and subsequently placed the first commercial order for Talicia®, which was dispatched from the CMO in December 2023. In August 2024, we announced the launch of Talicia® in the UAE, and in August 2025, we announced the receipt of the first Talicia ex-U.S. sales milestone, royalties and other payments totaling $1.1 million.

In September 2025, we entered into an amendment to the license agreement with Gaelan Medical, pursuant to which the licensed territory was expanded to include additional countries in the Gulf Cooperation Council (“GCC”), subject to our approval and other contractual conditions. The amendment provides for additional non-refundable upfront and milestone payments, including aggregate fixed payments of $0.5 million payable regardless of regulatory approvals or commercialization outcomes, as well as additional contingent milestone payments and continued minimum tiered royalties on net sales across the expanded territory. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for Talicia® in New Middle East Markets.”

On October 25, 2025, we announced the signing of a strategic partnership with Cumberland, whereby Cumberland  invested $4 million payable in two equal tranches, $2 million of which was paid at closing and $2 million to be paid within 12 months of execution of the definitive agreements to acquire a 30% ownership stake in RedHill's global Talicia business. RedHill and Cumberland have also entered into an Exclusive Joint Commercialization Agreement for Talicia® in the United States with an equal sharing of the product's net revenues between Cumberland and Talicia Holdings.   See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Transaction with Cumberland.”

In November 2022, we announced post hoc analyses of the Phase 3 clinical trials of Talicia® supporting the efficacy and safety of Talicia® as empiric first-line treatment for H. pylori infection in patients regardless of obesity, body mass index (BMI), or type-2 diabetic status.

Regulatory Status

On November 1, 2019, Talicia® was approved by the FDA and was granted a total of eight years of U.S. market exclusivity.

In November 2014, Talicia® was granted Qualified Infectious Disease Product (QIDP) designation by the FDA. The QIDP designation was granted under the FDA’s Generating Antibiotic Incentives Now (GAIN) Act, which is intended to encourage the development of new antibiotic drugs for the treatment of serious or life-threatening infections that have the potential to pose a serious threat to public health.

In September 2023, we announced that the FDA had approved our supplemental new drug application (sNDA) for Talicia®, allowing a change in dosing to a more flexible schedule, enabling patients to take Talicia® three times daily, at least 4 hours apart with food. This differs from the previously approved dosing regimen, which required patients to take Talicia® every eight hours with food. This FDA-approved label change enables patients to follow a convenient “breakfast, lunch and dinner” dosing routine, which may support increased patient adherence and further optimize the potential for successful H. pylori eradication.

In November 2023, we announced that the FDA had officially granted Talicia® five years of additional market exclusivity via QIDP designation as provided by the GAIN Act. This grant is on top of the three years’ exclusivity granted for the approval of Talicia® under section 505(b)(2), providing market exclusivity until November 1, 2027. Talicia is protected by a patent portfolio with the latest patent to expire in 2042®.

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

In August 2023, we announced that Gaelan Medical had received marketing approval for Talicia in the UAE and in August 2024, we announced the launch of Talicia in the UAE.

In March 2025, we announced plans to submit a UK Marketing Authorisation Application (MAA) for Talicia® for treatment of H. pylori infection under the Medicines and Healthcare products Regulatory Agency's (MHRA) International Recognition Procedure (IRP), a fast-track regulatory process for UK drug approvals based on a recognized reference approval.

Market and Competition

H. pylori infection is the most common chronic bacterial infection among humans, with a global prevalence estimated at over 40% and ranging from 30% to 40% in North America alone (Chey et al. Am J Gastroenterol. 2024). In the U.S., we estimate that approximately 1.6 million patients per annum are treated for H. pylori eradication, based on a 2021 RedHill-funded market assessment performed by IQVIA.

Resistance to key antibiotics used to treat H. pylori infection – such as clarithromycin, levofloxacin, and metronidazole – has been increasing globally, including in the U.S., leading to increasing treatment failure rates. In the U.S., it is estimated that resistance rates to clarithromycin, levofloxacin, and metronidazole have reached 31.5%, 37.6%, and 42.1%, respectively, with dual clarithromycin and metronidazole resistance rates reaching 11.7% (Ho J et al. Am J Gastroenterol. 2022). Research indicates that approximately 20% to 30% of patients treated for H. pylori fail first-line treatment in the U.S., with eradication rates falling to as low as 50% to 75% in some countries due to the development of antibiotic resistance (Cortes et al. J Prim Care Community Health. 2021). The 2024 American College of Gastroenterology (ACG) Clinical Guideline for the treatment of H. pylori infection also reports that in the presence of known clarithromycin resistance, the predicted eradication success rate of standard PPI-clarithromycin triple therapy drops below one-third of patients. Since Talicia® does not contain clarithromycin, it eliminates concerns regarding potential clarithromycin resistance and the need for prior antimicrobial susceptibility testing. Furthermore, the Guideline lists Talicia® as an empirical first-line treatment option in treatment-naïve and treatment-experienced patients with H. pylori infection.

Talicia® is designed to address the high resistance of H. pylori bacteria to the antibiotics commonly used in current standard-of-care therapies. Its antibiotics - amoxicillin and rifabutin - have little to no known resistance in the U.S. (Graham, Ann Intern Med, 2020). Talicia’s® approval was supported, in part, by the results of two positive Phase 3 studies in the U.S. for the treatment of H. pylori-positive adult patients with epigastric pain and/or discomfort. The confirmatory Phase 3 study of Talicia® demonstrated 84% eradication of H. pylori infection with Talicia® vs. 58% in the active comparator (amoxicillin and omeprazole, equivalent to Talicia®, but without rifabutin) arm (ITT; p<0.0001). Further, in a prespecified subpopulation analysis of data from this study, it was observed that subjects with measurable blood levels of drug at Day 13 had response rates of 90.3% in the Talicia® arm vs. 64.7% in the active comparator arm (confirmed adherent population).

Talicia® faces competition in the U.S. from certain branded prescription therapies indicated for the treatment of H. pylori infection, including Pylera® (currently marketed by Juvisé Pharmaceuticals) and Voquezna®, DualPak and TriplePak (marketed by Phathom Pharmaceuticals) as well as from the generic version of Pylera® (first launched  by Endo International and Novast Labs) and Prevpac, and individual components of certain therapies which include but are not limited to Pylera and PrevPac. Additionally, the individual components of Talicia® are available in generic form; however, generic rifabutin is only available in 150 mg capsules, which is not therapeutically equivalent to the low-dose formulation of rifabutin found in Talicia (Howden et al. Aliment Pharmacol Ther. 2023).

Various regimens of individual antibiotics and acid blockers are prescribed by health care professionals in the U.S., requiring multiple prescriptions, copays, and dosing regimens. None of these regimens are approved by the FDA for treatment of H. pylori infection. However, health care professionals continue to prescribe these regimens due to familiarity and lower cost implications for their patients. We may also be exposed to potentially competitive products that may be under development to treat H. pylori infection. We believe that Talicia® offers a significant benefit over other marketed drugs in part because of the efficacy, safety and tolerability, and resistance profile demonstrated in our Phase 3 program, which showed minimal to zero resistance to amoxicillin and rifabutin and high resistance to clarithromycin and metronidazole. Currently, Talicia® is the only rifabutin-based triple regimen approved by the FDA for the treatment of H. pylori infection in adults. Additionally, Talicia® offers an all-in-one capsule, whereas, to our knowledge, no U.S. competitors currently offer all constituents formulated into one capsule.

Our Therapeutic Candidates

Summary

The ongoing development programs of our five therapeutic candidates include “opaganib”, “RHB-204”, “RHB-104”, “RHB-102 (Bekinda®)”, “RHB-107” (upamostat), and related research and development programs, the most advanced of which are described below.

Potential Advantages
Over Most Existing
Name of Therapeutic		Treatments, if	Development
Candidate	Proposed Indication	Approved	Stage	Rights to the Product
Opaganib	Prostate cancer	Oral administration, first-in-class SK2 selective inhibitor, sensitizes prostate cancer cells to androgen receptor signal inhibitors (e.g. darolutamide)	Investigator-sponsored Phase 2 study in the U.S completed. Investigator-initiated phase 2 study in combination with Bayer’s darolutamide – recruiting in Australia (Daro-Lipid Trial)	Worldwide exclusive license
Opaganib	Patients hospitalized with severe COVID-19 pneumonia	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory, antiviral and anti-cancer activities

Data received from the U.S. Phase 2/3 study; Data offers a  compelling rationale for further investigation in acute respiratory distress syndrome (ARDS), with data from the Phase 2/3 COVID-19 study to support a potential Phase 2/3 study in ARDS

We filed patent applications to protect the proposed commercial use
Opaganib	Host directed anti-viral	Oral administration, first-in-class SK2 selective inhibitor, with anti-inflammatory and anti-viral activities	Preclinical stage; RedHill is seeking ongoing collaborations for further development in Ebola and other viral diseases	Worldwide exclusive license
Opaganib	Nuclear radiation protection	Oral, small molecule pill that is stable with a more than five-year shelf-life, easy to administer and distribute, supporting, if approved, potential central stockpiling by governments	In vivo studies completed, supported by U.S. government-funding and additional validation experiments planned	Worldwide exclusive license
RHB-204 & RHB-104 (RHB-204 is the next-generation, optimized formulation of RHB-104)	Moderate to severe Crohn’s disease in Mycobacterium avium subspecies paratuberculosis-positive (MAP+) patients	Oral drugs with novel mechanisms of action (targeting suspected underlying cause of Crohn’s disease); RHB-104 demonstrated improved clinical benefit in this indication	RHB-104: First Phase 3 study successfully completed; supportive results from the open-label extension RHB-204: Phase 2 study planned	We filed patent applications internationally directed to the proposed commercial formulation and use
RHB-102 (Bekinda®) 24 mg	Acute gastroenteritis and gastritis	No other approved 5-HT3 serotonin receptor inhibitor for this indication; offers once-daily dosing	First Phase 3 study in the U.S. completed; confirmatory Phase 3 study designed	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-102 (Bekinda®) 12 mg	Diarrhea-predominant irritable bowel syndrome (IBS-D)	Potential 5-HT3 serotonin receptor inhibitor with potential for improved safety with maintained efficacy	Phase 2 in the U.S. completed; Two pivotal Phase 3 studies planned	We filed patent applications internationally to protect the proposed commercial formulation and its use
RHB-102 (Bekinda®) 24 mg	Oncology support (management of nausea and vomiting induced by cytotoxic chemotherapy and radiotherapy)	Reduced number of drug administrations, potential for improved compliance and adherence	MAA planned in U.K (being pursued by our partner, Hyloris)	We filed patent applications internationally to protect the proposed commercial formulation and its use.
RHB-107 (upamostat; formerly Mesupron)	Outpatients infected with SARS-CoV-2 (COVID-19 disease)	Oral administration, inhibitor of human serine proteases with antiviral activity and established safety profile	Part A of Phase 2/3 study completed. Included in a multi-site Phase 2 platform trial supported by the U.S.-Government study, which was terminated	We filed patent applications to protect the proposed commercial use
RHB-107 (upamostat; formerly Mesupron) and opaganib	Advanced unresectable cholangiocarcinoma	Combination of (RHB-107 (upamostat)) and (opaganib )	Preclinical	We filed patent applications internationally directed to the proposed commercial use

Opaganib

Opaganib, a new chemical entity, is a proprietary, first-in-class, orally administered, small molecule sphingosine kinase-2 (SK2) selective inhibitor in development for multiple oncology, viral, inflammatory, metabolic and additional indications. The compound originally designated as ABC294640 received an international non-proprietary name, opaganib, in the Recommended INN: List 79, 2018.

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

The development of opaganib was supported by grants and contracts from U.S. federal and state government agencies awarded to Apogee, including from the NCI, the U.S. government’s Biomedical Advanced Research and Development Authority (“BARDA”), a center of the Department of Health and Human Services’ (HHS) Administration for Strategic Preparedness and Response (ASPR), the U.S. Department of Defense and the FDA’s Office of Orphan Products Development. Evaluation of opaganib was also supported by the Radiation and Nuclear Countermeasures Program (RNCP), led by the National Institute of Allergy and Infectious Diseases (NIAID). Initial testing under RNCP confirmed activity of opaganib in amelioration of GI-ARS and expanded the observed effects from male mice to include also female mice. However, results from subsequent studies (SRI studies) were inconsistent with the initial positive findings which showed that opaganib significantly reduced mortality in mice in a dose dependent manner. Given the inconclusive overall results of the various studies, a decision was made by the NIAID RNCP not to continue further testing of opaganib in GI-ARS in 2026.

Market and Competition

Opaganib is in development for multiple potential indications, including for the treatment of several cancers such as prostate cancer, cholangiocarcinoma and chronic lymphocytic leukemia; virus-induced acute respiratory distress syndrome (ARDS), informed by data from a Phase 2/3 clinical study in COVID-19, Ebola and other viral diseases; as well as metabolic disorders, including diabetes, obesity and nuclear radiation protection.

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

The FDA has approved several drug therapies for cholangiocarcinoma which largely include kinase inhibitors and checkpoint inhibitors. In April 2020, the FDA approved Pemazyre® (pemigatinib, Incyte Corporation), the first drug approved specifically for cholangiocarcinoma, and indicated for the treatment of adults with previously treated, unresectable locally advanced or metastatic cholangiocarcinoma whose tumor harbors a mutation in the fibroblast growth factor receptor 2 (FGFR2) gene. Lytgobi (futibatinib, Taiho Oncology, Inc.) is another orally administered kinase inhibitor approved by the FDA that targets FGFR2 gene mutations in adults with previously treated, unresectable, locally advanced or metastatic intrahepatic cholangiocarcinoma. FGFR2 gene fusions are found in patients with intrahepatic cholangiocarcinoma and have a reported incidence rate of 14% to 23% (Prete MG, Explor Target Antitumor Ther., 2021). In August 2021, the FDA approved Tibsovo® (ivosidenib, Servier Pharmaceuticals LLC) for adult patients with previously treated, locally advanced or metastatic cholangiocarcinoma with an isocitrate dehydrogenase-1 (IDH1) mutation. IDH1 mutations are also found in patients with intrahepatic cholangiocarcinoma and have a reported incidence rate of 7% to 20% (Prete, 2021). In September 2022, the FDA approved the first immunotherapy option, Imfinzi® (durvalumab, AstraZeneca PLC) and later, in October 2023, also approved Keytruda® (pembrolizumab, Merck & Co., Inc.), which are a programmed death-ligand 1 (PD-L1) blocking antibody and a programmed death receptor-1 (PD-1)-blocking antibody, respectively, and are indicated for the treatment of patients with locally advanced or metastatic biliary tract cancer in combination with gemcitabine and cisplatin.

Additional marketed drugs are available for the treatment of cholangiocarcinoma in the U.S., with others in development, including lirafugratinib (Elevar Therapeutics, Inc.), a late-stage oral small molecule inhibitor of FGFR2 for second line treatment, which may subject us to additional competition. The 5-year relative survival rates of intrahepatic and extrahepatic cholangiocarcinoma patients range between 2% to 23%, depending on the tumor type and stage at diagnosis, according to the American Cancer Society. We believe there remains a high unmet medical need for new therapies for the majority of cholangiocarcinoma patients.

According to the American Cancer Society, prostate cancer was the most frequently diagnosed cancer (excluding skin cancer) and the second leading cause of cancer-related death in American men in 2025. The organization estimates that approximately 313,800 new cases of prostate cancer will be diagnosed in the U.S. in 2025. Prostate cancer is more likely to develop in older men, African American men and Caribbean men of African ancestry. Treatment options depend on each case and can include surgery, radiotherapy, cryotherapy, chemotherapy, hormone therapy, targeted therapy and immunotherapy. There are several approved drugs indicated for the treatment of prostate cancer, as well as several drugs in development for U.S. approval.

CLL is a slow-growing blood and bone marrow cancer that affects a type of white blood cell called lymphocytes. It is the most common type of leukemia in adults and has a highly variable clinical course. In the U.S., CLL is the most common type of leukemia in adults, with approximately 23,690 new cases and 4,460 related deaths estimated in 2025 (NCI PDQ®, CLL Treatment, PMID: 26389470). Although CLL is considered incurable, many patients can experience long-term remission with existing therapies. The 5-year relative survival rate is approximately 89.3% based on SEER data from 2015 through 2021.

Most patients are asymptomatic at the time of diagnosis, and treatment is often deferred under a “watch-and-wait” approach until the leukemia progresses or symptoms occur. Once treatment is indicated, various factors are considered in selecting treatment plans for CLL patients, such as patient age, overall health and chromosomal abnormalities (e.g., a deletion in chromosome 17, a TP53 gene mutation, as well as an unmutated version of the IGHV gene).

A cornerstone of the CLL treatment landscape is venetoclax (Venclexta®, marketed by AbbVie Inc. and Genentech in the U.S.), a highly selective B-cell lymphoma-2 (BCL-2) inhibitor. Venetoclax was initially approved by the FDA in 2016 as a continuous monotherapy for high-risk CLL patients harboring a 17p deletion who have received at least one prior therapy. Its use has since evolved toward combination therapies, enabling fixed-duration treatments for first-line use in patients without a del (17p)/TP53 mutation and second-line and subsequent therapy regardless of mutational status. Despite high response rates and prolonged progression-free survival achieved with venetoclax-based regimens, reduced efficacy and subsequent secondary resistance to venetoclax may occur in a subset of patients across continuous and fixed-duration regimens (Kotmayer et al., Int. J. Mol. Sci. 2023). While some mechanisms underlying venetoclax resistance have been identified, they are not fully characterized, and further elucidation may inform new combination strategies aimed at overcoming venetoclax resistance in CLL patients. Literature reports that various mutations in BCL-2 and/or the upregulation of other anti-apoptotic proteins, such as BCL-XL and MCL-1, contribute to venetoclax resistance (Sarapura Martinez et al., 2023). Furthermore, studies have shown that SPHK2 is overexpressed in venetoclax-resistant cancer cells, and its inhibition may reduce T-cell-induced activation and proliferation of venetoclax-resistant CLL cancer cells and resensitize previously resistant CLL cells (Elías et al., Haematologica 2018; Sarapura Martinez et al., 2023), suggesting the therapeutic potential of SPHK inhibitors in combination with venetoclax as a potentially promising treatment option for CLL patients.

In addition to the BCL-2 inhibitors such as Venetoclax, other targeted therapy drugs for CLL include Bruton tyrosine kinase (BTK) inhibitors and PI3K inhibitors. Additional treatment options include chemotherapy, immunotherapy, and different combinations of these. In rare cases, radiation, surgery and stem cell transplants are also used. Treatment options for patients with recurrent or refractory CLL are typically the same options used in first-line treatment, guided by prior treatment history.

GI-ARS is a condition caused by exposure to high doses of ionizing radiation to a large portion of the body, which causes damage to rapidly dividing cells in the gastrointestinal tract, leading to a range of symptoms. The severity of the symptoms can vary depending on the radiation dose absorbed. Although GI-ARS is rare, it remains a significant concern in the context of nuclear or radiological incidents that may be intentional (e.g., acts of terrorism) or accidental (e.g., radiation therapy mishaps) as it has the potential to affect large numbers of people. Recognizing this risk, the U.S. Government has prioritized the development of suitable medical countermeasures (MCMs) for GI-ARS and has implemented initiatives to support the research and development of these products.

To the best of our knowledge, no products have been approved for the treatment of GI-ARS as of the filing of this report. A 2024 article summarizing findings from a 2022 workshop organized by the NIAID in partnership with the FDA and BARDA to address the unmet need for MCMs for GI-ARS reported that general classes of candidates under evaluation by the NIAID RNCP include anti-inflammatories, cytokines/cytokine blockers, immunomodulators, cellular therapies, steroids/hormones, anti-apoptotics, anti-microbials, antioxidants, growth factors, and products targeting the microbiome and the vascular endothelium (Winters et al. Radiat Res. 2024). To our knowledge, investigational drugs reported to be in development include, but may not be limited to, MIIST305 (Synedgen Inc.), an orally administered polycationic glycopolymer, and Entolimod™ (Tivic Health Systems, Inc.), an injectable toll-like receptor 5 (TLR5) agonist that is being evaluated in late-stage studies for hematopoietic and gastrointestinal sub-syndromes of acute radiation syndrome.

COVID-19 is a disease caused by a coronavirus virus, SARS-CoV-2. The clinical spectrum has not yet been well defined and ranges from asymptomatic infection to pneumonia and acute respiratory distress syndrome (ARDS) with multiorgan failure, which may lead to death. Patients over 65 years and those with significant comorbidities, such as diabetes, cardiac or pulmonary disease, are more susceptible to developing severe disease and have a relatively higher mortality rate compared to younger, otherwise healthy patients. As of February 8, 2026, there have been over 779 million cumulative confirmed cases of COVID-19 worldwide, including over 7.1 million cumulative reported deaths worldwide according to WHO. FDA-approved or Emergency Use Authorization (EUA)- authorized COVID-19 treatments span multiple therapeutic classes, including antivirals, immunomodulators and monoclonal antibodies targeting SARS-CoV-2. Veklury® (remdesivir, Gilead Sciences) is the only FDA-approved antiviral for the treatment of hospitalized COVID-19 patients and select high-risk non-hospitalized patients and is administered intravenously. Paxlovid™ (nirmatrelvir co-packaged with ritonavir, Pfizer Inc.) (FDA-approved) and Lagevrio™ (molnupiravir, Merck & Co., Inc.) (authorized under EUA) are oral antivirals but are limited to adults with mild-to-moderate COVID-19 who are at risk of progression to severe disease. The FDA has also approved immunomodulators for severe COVID-19 in hospitalized patients requiring supplemental oxygen, non-invasive or invasive mechanical ventilation, or extracorporeal membrane oxygenation (ECMO). These include Olumiant® (baricitinib, Eli Lilly and Company), an oral therapy, and Actemra® (tocilizumab, Genentech, Inc.), which is administered intravenously or subcutaneously and used in patients receiving systemic corticosteroids. In parallel, additional drug therapies are in development, and multiple FDA-licensed SARS-CoV-2 vaccines are available for prevention. To the best of our knowledge, no orally administered antiviral therapy has been approved by the FDA to date for treatment of hospitalized patients with severe COVID-19 pneumonia. Ebola disease is a rare but often deadly illness caused by a group of viruses known as orthoebolaviruses. Of the six identified orthoebolavirus species, four - Zaire, Sudan,

Taï Forest, and Bundibugyo ebolaviruses – are known to cause disease in humans according to the CDC. Zaire ebolavirus is responsible for most outbreaks and causes. According to the World Health Organization, the average case fatality rate for Ebola disease is approximately 50% (Ebola Disease Fact Sheet, 2025). Symptoms generally appear anywhere from 2 to 21 days after infection and include fever, fatigue, muscle pain, headache and sore throat, followed by vomiting, diarrhea, rash, and internal and external bleeding.

There are currently two FDA-approved products indicated for the treatment of Ebola virus disease caused by Zaire ebolavirus in adults and children. These treatments include Ebanga™ (Ansuvimab-zykl, Ridgeback Biotherapeutics) and Inmazeb® (atoltivimab, maftivimab, and odesivimab-ebgn; Regeneron) and are both intravenously administered monoclonal antibody treatments. The FDA has also approved Ervebo® (Merck), a vaccine indicated for the prevention of Ebola virus disease caused by Zaire ebolavirus. Additional investigational therapies are in development for the treatment of Ebola virus disease caused by Zaire ebolavirus, including but not limited to, the oral antiviral candidate pyronaridine (Collaborations Pharmaceuticals, Inc.), as well as candidates targeting orthoebolaviruses for which no FDA-approved treatments currently exist.

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

Preclinical evaluation of opaganib has been completed and remains ongoing in collaboration with the U.S. government and non-governmental organizations to support the development of opaganib in areas of public health interest, including pandemic preparedness and medical countermeasures. Discussions are also ongoing with other government agencies and non-governmental organizations, as well as with potential partners who are interested in the rights to opaganib in various territories.

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

In October 2019, an expansion cohort for cotreatment of opaganib and hydroxychloroquine sulfate (HCQ), an anti-autophagy agent, was submitted to the FDA. The primary endpoint of this cohort was to determine Durable Disease Control Rate (“DDCR”), defined as Disease Control Rate ("DCR") of at least four months’ duration to treatment with opaganib and HCQ. Enrollment of this cotreatment cohort, Part 2 of the study, began in July 2020. The cohort consists of two stages: Stage 1, an accelerated dose escalation run-in with enrollment of up to 15 patients evaluable for safety and tolerability, and Stage 2, treatment of 20 patients evaluable in the Stage 1 determined dose to determine safety and tolerability. In May 2022, RedHill closed the enrollment to the second dose tier, 500 mg BID of opaganib and 200 mg of HCQ BID. The main reason for the study’s early closure was a significant slowdown in enrollment since the start of the COVID-19 pandemic. The last patient that was enrolled demonstrated stable disease for 10 cycles and tolerated the treatment very well. Accordingly, RedHill in collaboration with the treating physician in Mayo, AZ, arranged to continue the patient’s treatment under a Single Patient IND.

A total of 65 patients have been enrolled in the study, 7 of those in the Phase I safety run-in of Part 2. Of the 7 patients that were enrolled in Part 2 (4 evaluable for efficacy), one subject has demonstrated durable stable disease for 10 months and has transitioned to a Single Patient IND. RedHill is expected to receive the data analysis and the CSR in H1/2023.

The primary objective of Part 1 is to determine the response rate (RR) of cholangiocarcinoma defined as objective responses (OR), i.e. complete and partial responses (CR, PR) plus stable disease (SD) of at least four months to treatment with opaganib. The primary endpoint of Part 2 is to determine DDCR, defined as DCR of at least four months’ duration to treatment with opaganib and HCQ.

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

The study was supported by grants from the U.S. National Cancer Institute (NCI) awarded to MUSC Hollings Cancer Center, an NCI-Designated Cancer Center, and from the FDA Office of Orphan Products Development awarded to Apogee.

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

On July 1, 2025, we announced the initiation of patient recruitment into an ensuing investigator-initiated phase 2 study, to evaluate the efficacy of opaganib in combination with darolutamide in men with metastatic castrate-resistant prostate cancer (mCRPC), sponsored by the Australian and New Zealand Urogenital and Prostate Cancer Trials Group Ltd. in Australia and financially supported by Bayer (ETR: BAYN) and the Ramsay Hospital Research Foundation.

●	The 60-patient placebo-controlled randomized Phase 2 study will evaluate the efficacy of opaganib in combination with Bayer’s darolutamide in men with mCRPC, testing the potentially enhancing effect of opaganib in overcoming resistance to standard of care androgen receptor pathway inhibition (ARPI) treatment in patients with a poor prognosis.
●	The study is being financially supported by Bayer (ETR: BAYN) and the Ramsay Hospital Research Foundation, and will be led by Professor Lisa Horvath from Chris O’Brien Lifehouse and the Australian and New Zealand Urogenital and Prostate Cancer Trials Group (ANZUP).
●	The study will utilize a companion lipid biomarker test (PCPro) to select mCRPC patients who have a poor prognosis due to standard of care treatment and who may benefit from an opaganib + darolutamide combination treatment approach. Primary endpoint will be improved 12-month radiographic progression-free survival (rPFS).

ABC-104: Oncology Support, Radioprotectant: Prevention of Radiation-Associated Mucositis in the Treatment of Head and Neck Cancer

A Phase 1b study to evaluate opaganib as a radioprotectant in head and neck cancer patients undergoing therapeutic radiotherapy is currently on hold.

Chronic Lymphocytic Leukemia (CLL)

In December 2025 we announced positive in vivo results of a study in mice, indicating that opaganib combined with venetoclax reduces Chronic Lymphocytic Leukemia (CLL) cells by half compared to controls, and further demonstrates opaganib’s potential as an add-on therapy to venetoclax in venetoclax-resistant CLL.

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

In February 2023, we announced that the Radiation and Nuclear Countermeasures Program (RNCP), of the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, had selected opaganib for the nuclear medical countermeasures product development pipeline as a potential treatment for ARS. As part of this collaboration, contractors directed and supported by the RNCP tested opaganib in established ARS models. Initial testing under RNCP confirmed activity of opaganib in amelioration of GI-ARS and expanded the observed effects from male mice to include also female mice.

In July 2023, we also announced that Apogee had been awarded a further $1.7 million in U.S. government funding, via a Small Business Innovation Research grant, which will support research to further the development of opaganib as an MCM for GI-ARS.

Results from subsequent studies (SRI studies) were inconsistent with the initial positive findings which showed that opaganib significantly reduced mortality in mice in a dose dependent manner. Given the inconclusive overall results of the various studies, a decision was made by the NIAID RNCP not to continue further testing of opaganib in GI-ARS in 2026. Several factors varied across the different experiments, including the type and radiation doses administered, as well as systematic differences in male versus female mice responses to opaganib. Mixed findings from the various studies underscore the need to further evaluate opaganib in additional radiation models.

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

In October 2024, we announced that BARDA had selected opaganib for development to treat exposure to Ebola.  Under this cost-sharing contract, BARDA provided partial funding for us to further advance the development of opaganib to mitigate infection and contain Ebola virus outbreaks. The overall objective of this contract was to significantly advance the development of opaganib as an oral, host-directed, therapeutic medical countermeasure (MCM) for Ebola infection for prevention of a potential disease outbreak. We proposed three sets of pre-clinical deliverables, that included: Assessment of opaganib in vitro responsiveness in multiple species; Assessment of the mechanism of action of opaganib for suppression of Ebola replication; and Pharmacokinetic/pharmacodynamic (PK/PD) analyses to identify opaganib dose–effect relationships in guinea pigs. These deliverables are aligned with the Animal Rule regulatory pathway and are prerequisites for further development. We successfully finished these three sets of pre-clinical studies.

In early 2026, this project which evaluated opaganib in Ebola via USAMRIID concluded. No additional support is currently expected from BARDA regarding the ongoing development of opaganib in Ebola. Further testing of opaganib in this indication is required and alternative models are being evaluated to further assess the drug.

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

The following chart summarizes the clinical trial history and status of opaganib:

				Planned
	Development	Purpose of		number of	Nature and
Clinical trial	phase of the	the clinical	Clinical	subjects of	status of
name	clinical trial	trial	trial site	the trial	the trial	Schedule
Daro-Lipid Trial	Phase 2	A combination study of opaganib in addition to darolutamide in people with poor prognostic metastatic castration resistant prostate cancer (mCRPC) based on a companion circulating lipid biomarker, PCPro	Multicenter study	60	Ongoing	Being conduct by ANZUP- no expected completion date yet
ABC-201	Phase 2/3	A study for the treatment of Opaganib in patients with severe COVID-19 pneumonia	Multicenter study	464	Completed	Results reported in 2022
ABC-110	Phase 2	A study for the treatment of opaganib in patients with severe COVID-19 pneumonia	Multicenter study across the U.S.	40	Completed	Results reported in 2021
ABC-108	Phase 2a	A study for the treatment of advanced, unresectable intrahepatic, perihilar and extrahepatic cholangiocarcinoma with opaganib and co-treatment with opaganib and HCQ	Multicenter study across the U.S.	65	Completed	Ended- pending completion of CSR
ABC-107 (103193 MUSC Study ID)	Phase 2	An add-on study for prostate cancer patients who progressed on enzalutamide or abiraterone. The proportion of patients with disease control during treatment with opaganib and enzalutamide or abiraterone will be measured	Medical University of South Carolina, Charleston, U.S. and Emory University, Atlanta, Georgia, U.S.	65	Completed	Ended- publication pending
ABC-103	Phase 1b/2	Safety and efficacy study in patients with refractory or relapsed multiple myeloma that have previously been treated with proteasome inhibitors and immunomodulatory drugs	Duke University, North Carolina, U.S.	Ended	Ended after Phase 1	Completed 2022; reported
ABC-101	Phase 1	Safety, PK and pharmacodynamic study in patients with advanced solid tumors	Medical University of South Carolina, Charleston, U.S.	22	Completed. Final results indicate the study drug is well tolerated and can be safely administered to cancer patients	Completed 2015
ABC-106	Phase 2	Investigator-Sponsored Safety and Efficacy Study in Patients with Advanced Hepatocellular Carcinoma Who Have Progressed on Sorafenib	Medical University of South Carolina, Charleston, U.S. and collaborating sites (Multicenter, U.S.)	From 12 to 39	Withdrawn and replaced with ABC-107 in prostate cancer (103193 MUSC Study ID)	Withdrawn
ABC-104	Phase 1b	Safety and efficacy study in the prevention of mucositis in combination with radiotherapy for treatment of squamous head and neck carcinoma	Multicenter study across the U.S.	Up to 32	TBD	TBD
ABC-105	Phase 2	A study for the treatment of moderate to severe ulcerative colitis	Multicenter study	Up to 94	TBD	TBD
ABC-109	Phase 1	Assessment of the effect of food on the absorption and bioavailability of opaganib; also as a solution via nasogastric (NG) tube under fed conditions	ICON Early Phase Services, San-Antonio, TX, U.S.	23	Completed	Completed 2018

We cannot predict with certainty our development costs, and such costs may be subject to changes. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements”.

Other Preclinical studies

In September 2021, we announced results of a preclinical study demonstrating opaganib’s efficacy in significantly decreasing renal fibrosis in a unilateral ureteral obstruction-induced renal interstitial fibrosis model. Reported data suggest that over 20% of hospitalized COVID-19 patients experience acute renal failure (Nadim et al., J Am Soc Nephrol, 2020). The aim of the in vivo efficacy study was to verify the effect of opaganib on kidney inflammation and fibrosis in a unilateral ureteral obstruction (UUO) model – a well characterized model for renal fibrosis. Results from the study showed that opaganib significantly decreased renal fibrosis.

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

In an in-vitro study sponsored by NIAID, opaganib demonstrated activity against Influenza A H1N1 in a human airway epithelial cell line. Upon successful completion of the above assay, further in-vivo studies of opaganib for treatment of influenza A/CA/04/2009 (H1N1pdm) virus infection in C57BL/6 mice were initiated at Utah State University to determine the efficacy of opaganib.  The experiment was technically flawed, as the positive control was also only minimally effective. One of the groups of mice that were treated with the opaganib dose of 150 mg/kg survived the infection after treatment, which was not statistically significant. Following discussion with NIAID, a repeat of the experiment using Balb-C mice and exploring potential synergy with oseltamivir was not approved.

In August 2024, we announced positive results from multiple in vivo studies of oral opaganib for the treatment of obesity and diabetes. These studies demonstrated the impact of sphingosine kinase-2 (SK2) inhibition in various metabolic disease models, supporting the potential of opaganib therapy for diabetes and obesity-related disorders. In April 2025, we announced the new publication of positive in vivo data in the journal Diabetes, Metabolic Syndrome and Obesity, in an article entitled "Opaganib Promotes Weight Loss and Suppresses High-Fat Diet (HFD)-Induced Obesity and Glucose Intolerance". The data indicates that opaganib effectively suppresses the loss of metabolic control in mice on a high fat diet, suggesting that opaganib, alone and in combination with semaglutide, is associated with improved glucose tolerance, decreased deposition of fat, weight loss and the prevention of weight gain rebound after removal of semaglutide.

RHB-204

RHB-204 is a proprietary, fixed-dose oral capsule containing a combination of clarithromycin, rifabutin and clofazimine in development for the treatment of Mycobacterium avium subspecies paratuberculosis-positive (MAP-positive)-related Crohn's disease. RHB-204 was originally developed for the treatment of pulmonary nontuberculous mycobacterial (NTM) disease caused by Mycobacterium avium complex (MAC).

Crohn’s Disease

RHB-204 is a next-generation, optimized formulation of RHB-104, in development for the treatment of MAP+ moderate to severe Crohn's disease. RHB-204 contains the same antimicrobial agents as RHB-104 with potent intracellular, anti-mycobacterial, and anti-inflammatory properties, but with an optimized dosing profile designed to support enhanced tolerability, safety and adherence. The development of RHB-204 builds on the positive results achieved in the randomized, double-blind, placebo-controlled 331-patient Phase 3 study of RHB-104 in active Crohn’s disease (the “MAP US” study) (see “RHB-104” for additional details).

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

A major hurdle in previous clinical studies for new therapies directed at MAP has been the ability to rapidly and accurately detect MAP. The Company is collaborating with two leading academic centers for the provision of cutting-edge MAP detection diagnostics, supporting the study's novel design and the potential future commercial application of RHB-204.

Market and Competition

According to GlobalData, a provider of market intelligence for the pharmaceutical sector, there were approximately 4.1 million diagnosed prevalent cases of Crohn’s disease in 2025 in the sixteen major pharmaceutical markets (the U.S., France, Germany, Italy, Spain, the UK, Japan, Australia, Brazil, Canada, China, India, Mexico, Russia, South Africa and South Korea).

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

Currently, available drugs on the market for the treatment of Crohn’s disease offer symptomatic relief, the effects of which are largely temporary or partial and are accompanied by numerous adverse effects. Marketed treatments for Crohn’s disease  include 5-Aminosalicylates (5-ASA, such as mesalamine), corticosteroids (such as prednisone), antibiotics, immunomodulators (such as azathioprine and methotrexate) and biologic agents, including TNF-α inhibitors (such as Remicade®, Humira®, and Cimzia®), integrin receptor antagonists (such as Tysabri® and Entyvio®) and interleukin biologics targeting IL-12 and/or IL-23 pathways (such as Stelara®, Skyrizi® and more recently approved Omvoh® and Tremfya®). In 2023, the FDA approved Rinvoq® (upadacitinib), a Janus kinase (JAK) inhibitor for the treatment of adults with moderately to severely active Crohn’s disease. The initial indication limited the use to patients who had an inadequate response or intolerance to treatment with one or more TNF blockers. In 2025, the FDA approved a supplemental new drug application (sNDA) for Rinvoq, expanding the label to permit use before TNF blockers in patients for whom such therapies are clinically inadvisable, following at least one approved systematic therapy. While Rinvoq is the only FDA-approved once daily-oral pill approved for moderate to severe Crohn’s disease, it carries an FDA black box warning against serious infections, mortality, malignancy, major adverse cardiovascular events and thrombosis. Furthermore, additional products that are approved by the FDA and in development for the treatment of Crohn’s disease may represent additional competition, including novel biologic therapies and biosimilars, small molecules and other types of therapies.

Unlike drugs currently on the market for the treatment of Crohn’s disease, RHB- 204, which is orally administered is intended to address the suspected cause of the disease - MAP bacterial infection. To the best of our knowledge, there are no drugs approved for marketing that target infections caused by MAP bacteria in Crohn’s disease patients.

Nontuberculous Mycobacteria Infections

In November 2020, we initiated a Phase 3 study in RHB-204 for the treatment of pulmonary Mycobacterium avium complex (MAC) disease in adults with nodular bronchiectasis (also referred to hereafter as pulmonary NTM disease caused by MAC).

The study was intended to assess the efficacy and safety of RHB-204 as a potential first-line, stand-alone treatment for pulmonary NTM infections caused by MAC. In May 2023, we announced the termination of the study due to a very low accrual rate, and the shifting of our resources to advance once-daily, oral RHB-107’s late-stage development for outpatient treatment of COVID-19. We continue to explore potential partnerships for RHB-204 and, following positive FDA feedback in July 2025, are expanding the planned indications to be pursued with RHB-204 to Crohn’s disease.

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

In August 2022, we announced that the European Commission granted Orphan Drug Designation to RHB-204 for the treatment of NTM disease, following a positive opinion recommendation by the European Medicines Agency’s (EMA) Committee for Orphan Medicinal Products, providing eligibility for 10 years post-approval EU market exclusivity.

RHB-204 is a patented fixed-dose combination product of three antibiotics intended to simplify administration and optimize compliance, selected based on modelling to provide optimal balance of the potential safety and efficacy. Each capsule contains the same three antibiotics as RHB-104 (clarithromycin, clofazimine, and rifabutin), but at doses unique from RHB-104. Clarithromycin and rifabutin were selected because mycobacteria live within host cells, and these agents have intracellular activity against MAC. Further, rifabutin enhances the antimicrobial activity of clarithromycin due to increased levels of clarithromycin's active metabolite. Selection of clofazimine was based on its activity against MAC, preferential accumulation in macrophages and bactericidal activity demonstrated in a mouse model of tuberculosis. Moreover, the inclusion of rifabutin and clofazimine has shown to mitigate the emergence of resistance to clarithromycin compared to clarithromycin alone or in combination with only rifabutin or clofazimine in a clarithromycin- susceptible M. avium lung infection mouse model as well as exhibiting significant reductions in bacterial counts in the lung after four and eight weeks of treatment.

Market and Competition

Pulmonary NTM is an orphan disease and is expected to affect approximately 112,000 patients in the U.S. in 2026, according to a 2021 analysis by Foster Rosenblatt. Although rare, the incidence and number of deaths from NTM disease have been steadily increasing globally, according to Ratnatunga CN et al. (Front. Immunol. 2020), with a rise in the number of globally documented NTM infections leading to NTM being recognized as an emerging threat causing significant morbidity and mortality in both immune competent and immune compromised populations. Treatment options remain limited, lengthy and challenging (Ryu YJ et al. Tuberc Respir Dis, 2016; Ratnatunga CN et al. Front. Immunol. 2020).

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

In September 2018, the FDA approved Arikayce® (amikacin liposome inhalation suspension), a new drug developed by Insmed Incorporated, for the treatment of lung disease caused by MAC in a limited population of refractory patients who do not respond to conventional treatment. To the best of our knowledge, this is the first treatment approved specifically for pulmonary NTM infections caused by MAC. Arikayce® is indicated as a second-line therapy in refractory patients as part of a combination antibacterial drug regimen. The Arikayce® prescribing information includes a Boxed Warning regarding the increased risk of respiratory conditions, including hypersensitivity pneumonitis, bronchospasm, exacerbation of underlying lung disease and hemoptysis that have led to hospitalizations in some cases.

A number of investigational drugs are in development for the treatment of NTM infections. This includes Insmed’s Arikayce®, which is being evaluated in a Phase 3 trial for use in patients with newly diagnosed or recurrent MAC lung disease who have not started antibiotics. Additional drugs under development include Nuzyra® (Paratek Pharmaceuticals), an oral antibacterial agent in Phase 2 development, and LungFit® GO (Beyond Air Inc.), an inhaled nitric oxide therapy for NTM designed for at-home use, which has completed a pilot study. Epetraborole (AN2 Therapeutics), an oral antibiotic agent, failed to demonstrate sufficient efficacy in a Phase 2/3 trial in treatment-refractory MAC lung disease and is now being explored in M. abscessus lung disease (another species of non-tuberculous mycobacteria). In parallel, other therapies are being developed for the treatment of NTM infections in the U.S., which, to the best of our knowledge, are largely in early-stage development.

Clinical Development

Although each of the three components of RHB-204 is approved individually and has been tested extensively in humans (e.g., see RHB-104), the formulation and doses represented by RHB-204 are novel and has not previously been tested in humans.

In March 2025, we announced plans to advance the development of RHB-204 in Crohn's disease, with initiation of an innovative Phase 2 study of RHB-204 in Mycobacterium avium subspecies paratuberculosis-positive (MAP+) moderate to severe Crohn’s disease, utilizing novel endpoints and the new gold standard in imaging techniques, pending Type C discussions on path to FDA approval. In July 2025, we announced positive feedback received from the FDA, following the scheduled Type C meeting, in which the FDA provided guidance on the pathway to approval for the Company's RHB-204 Crohn's disease development program.

The planned Phase 2 study in MAP-positive Crohn's disease patients is expected to have primary endpoints of mucosal remission (considered by FDA as a new gold standard in efficacy evaluation in Crohn’s disease), correlated with MAP status and clinical remission, per FDA guidance. These endpoints are supported by the positive RHB-104 Phase 3 study safety and efficacy results. The endpoints and expected use of imaging and cutting-edge MAP detection methods to correlate mucosal healing with MAP infection eradication, enable a potentially smaller sample size allowing for substantially lower study costs and faster time to completion.

Initiation of the trial for pulmonary NTM lung infections was in November 2020, and in May 2023, we announced the termination of the study due to a very low accrual rate, and the shifting of our resources to advance once-daily, oral RHB-107’s late-stage development for outpatient treatment of COVID-19.The following chart summarizes the development history and status of RHB-204:

Planned
number of
	Development	Purpose of	Clinical	subjects of	Status of
Trial name	phase	the trial	trial sites	the trial	the trial
TBD	Phase 2	To evaluate the efficacy of RHB-204 in Mycobacterium avium subspecies paratuberculosis-positive (MAP+) moderate to severe Crohn’s disease	TBD	TBD	Planned
CleaR-MAC Trial	Phase 3	Evaluate the efficacy and safety of RHB-204 in adult subjects with documented MAC lung infection.	Up to 40	125	Terminated

RHB-104

Crohn’s Disease

RHB-104 is a patented combination of clarithromycin, clofazimine, and rifabutin, three generic antibiotic ingredients, in a single capsule. The compound was developed to treat Mycobacterium avium subspecies paratuberculosis (MAP) infections in Crohn’s disease and completed a Phase 3 study in this indication, meeting its primary and secondary endpoints. Development efforts for this indication are now centered on RHB-204, a next generation and optimized formulation of RHB-104.

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

Further development of RHB-104 will likely require a validated lab test for the detection of MAP bacteria in Crohn’s disease patients. Efforts to develop such a test are in part based on reliably detecting the presence of MAP bacterial DNA in human biological specimens. We are currently collaborating with two leading scientific academic centers for the provision of cutting-edge MAP detection diagnostics as part of RHB-204 development program to support the planned Phase 2 study in MAP-positive Crohn’s disease patients. We do not know if or when such a diagnostic test would become available. Additional FDA guidance on the potential path to approval of RHB-104 is to be obtained prior to initiation of further clinical studies.

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

RHB-102 (Bekinda®)

RHB-102 (Bekinda®) is an investigational, once-daily, bi-modal release, oral formulation of ondansetron, a leading member of the family of 5-HT3 serotonin receptor inhibitors. RHB-102 (Bekinda®) is under development in multiple dosage strengths for the intended use in the following indications:

1)GLP-1/GIP receptor agonist therapy-associated GI side effects

2)Acute gastroenteritis and gastritis – 24 mg strength

3)Irritable bowel syndrome with diarrhea (IBS-D) – lower dose strength, at 12 mg for long-term administration

4)Oncology support (management of nausea and vomiting induced by cytotoxic chemotherapy and radiotherapy, also referred to as CINV and RINV) – 24 mg strength in the UK by our partner, Hyloris Pharmaceuticals that holds the worldwide rights excluding North America to develop and commercialize RHB-102

On February 16, 2023, the Company announced that following a positive pre-MAA meeting and subject to manufacturing-related activities it is considering plans and path to submit a Marketing Authorisation Application (MAA) to the UK’s MHRA seeking approval for RHB-102 (Bekinda®) for oncology support in adults and children over the age of 12. Data to support the submission was generated from several clinical studies, including the successful U.S. Phase III GUARD study with RHB-102 24 mg for acute gastroenteritis and gastritis.

On February 25, 2025, we announced that we entered into an exclusive worldwide development and commercialization licensing agreement, excluding North America, with Hyloris for RHB-102 (Bekinda®). We intend to continue the development for FDA approval in the U.S, if granted, for RHB-102. Hyloris will be responsible for all development, regulatory, and commercialization activities related to RHB-102 in its territories across all indications including acute gastroenteritis and gastritis, IBS-D, and oncology support. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement with Hyloris Pharmaceuticals.”

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

GLP-1/GIP Receptor Agonist Therapy-Associated GI Side Effects

GI intolerance is the primary clinical limitation of GLP-1-based therapies which are used for the treatment of type 2 diabetes and obesity and is commonly characterized by symptoms such as nausea, vomiting, diarrhea and constipation. Clinical trial data indicates that approximately 40% to 70% of patients usually develop GI adverse events (AEs) during treatment with GLP-1 receptor agonists, with other rates reaching as high as 85% (Gorgojo-Martínez et al., 2023). GI AEs, which vary by the type of GLP-1 receptor agonist or GLP-1/GIP agent used, typically occur during treatment initiation or dose escalation and are a leading cause of treatment discontinuation. Literature reports that up to 12% of patients treated with GLP-1 receptor agonists experience GI AE-related treatment interruptions in clinical trials compared to approximately 2% of placebo-treated patients. Persistence rates in real world clinical practice have been reported to range between 40% to 60% at 180 days and between 34% to 67% at 360 days of treatment (Gorgojo-Martínez et al., 2023).

Market and Competition

The total GLP-1 agonist market was valued at approximately $53.7 billion in 2024 and is projected to reach around $182 billion in 2031 with the launch of new candidates (GlobalData. GLP-1R Agonists – Label Extensions/Drug Repurposing: Market Overview. April 2025). According to the KFF Health Tracking Poll, approximately one in eight Americans (12%) report having ever used a GLP-1 medication, with 6% of Americans identifying as current users (Montero et al., 2024).

Strategies used to mitigate GI side effects can include adjustments to dose titrations of the therapy as well as dietary modifications and use of supportive medications such as antiemetics and antidiarrheals depending on the symptom(s).

Given the prevalence of GI side effects and treatment discontinuation associated with GLP-1-based therapies, there remains an opportunity to improve tolerability of existing treatments and effectively manage GI AEs to enhance patient experience and reduce treatment discontinuation.RHB-102 (Bekinda®), a bimodal once-daily oral formulation of ondansetron, has the potential to improve titration success for GLP-1-based therapies, enabling patients to reach and maintain doses for optimal clinical outcomes.

Clinical Development

In January 2026, we announced development progress for RHB-102 (Bekinda®) in multiple GI indications, including its development, via the accelerated FDA 505(b)(2) route, as a once-daily oral ondansetron therapy for GLP-1/GIP receptor agonist therapy-associated GI side effects, such as nausea, vomiting and diarrhea. A Phase 2 proof-of-concept study evaluating RHB-102(Bekinda®) for GLP-1/GIP receptor agonist-associated GI intolerance has been designed.

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

Market and Competition

Acute gastroenteritis is a common illness in the U.S., with an estimated 179 million cases occurring annually (Schmidt et al., Emerg Infect Dis, 2022). Viral pathogens are the most common identifiable cause, led by norovirus, which accounts for an estimated 19 to 21 million cases per year and contributes substantially to healthcare utilization, including hospitalizations, emergency department visits and outpatient clinic visits (CDC – Norovirus Facts and Stats, 2024).

Management of acute gastroenteritis is primarily supportive, centered on rehydration through oral or intravenous fluids, while drug therapy is mainly used to manage symptoms such as nausea, vomiting, and diarrhea. Medications frequently used in acute care settings include antiemetics such as ondansetron, which is widely used off label for this indication. Additional medications may include antiemetics such as metoclopramide and prochlorperazine, and antimotility agents to decrease stool output, such as loperamide.

A single dose of RHB-102 (Bekinda®) is intended to treat nausea and vomiting over a time window of approximately 24 hours. If approved for such use, this would be potentially advantageous for acute gastroenteritis and gastritis patients as it could help eliminate the need to take additional drugs (tablets) during the day or receiving intravenously administered drugs.RHB-102 (Bekinda®) could also be prescribed by primary care physicians to patients early on, potentially preventing emergency room visits, dehydration and the need to provide IV fluids. To the best of our knowledge, no other 5-HT3 serotonin receptor inhibitors are approved by the FDA or are in advanced clinical development for the treatment of acute gastroenteritis and gastritis in the U.S. If approved, RHB-102 (Bekinda®) will compete with several prescription and OTC antiemetic drugs, including but not limited to, dimenhydrinate, Nauzene®, and Emetrol®, as well as off-label use of ondansetron and other 5-HT3 inhibitors. RHB-102 (Bekinda®) may also be exposed to potentially competitive products that may be under development to treat acute gastroenteritis.

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

Market and Competition

IBS is one of the most common GI disorders. According to GlobalData, the number of diagnosed prevalent cases of IBS (age>=18) in the 16 major pharmaceutical markets (the U.S., France, Germany, Italy, Spain, the UK, Japan, Australia, Brazil, Canada, China, India, Mexico, Russia, South Africa and South Korea) is estimated at approximately 76 million in 2025. Of the three subtypes of IBS, IBS-D is the most prevalent diagnosed subtype according to Pimentel M (Am J Manag Care, 2018), accounting for 40% of the patient population.

To the best of our knowledge, there is one other 5-HT3 serotonin receptor inhibitor indicated for the treatment of IBS-D in the U.S., alosetron, marketed under the brand name Lotronex® by Sebela Pharmaceuticals and also available in generic versions marketed by other companies. However, alosetron is approved only for the treatment of IBS in women with severe chronic IBS-D and has been associated with serious gastrointestinal side effects. The active ingredient in RHB-102 (Bekinda®), ondansetron, is approved by the U.S. FDA as an oncology support antiemetic and has a good safety profile. If RHB-102 (Bekinda®) is approved for the treatment of IBS-D in the U.S., it may offer improved safety while maintaining efficacy, with the potential to become a preferred 5-HT3 serotonin receptor inhibitor treatment for patients suffering from IBS-D. Ramosetron, another 5-HT3 serotonin receptor inhibitor is marketed for the treatment of IBS in Japan, South Korea, China and India (marketed under the brand name Irribow® by Astellas Pharma Inc. in Japan and is available in generic versions marketed by other companies in South Korea, China and India). Ramosetron is also marketed for the treatment of chemotherapy-induced nausea and vomiting in Japan, South Korea, China, India and Indonesia and for postoperative nausea and vomiting in South Korea and India. To the best of our knowledge, there is currently no clinical development of ramosetron for marketing approval in the U.S. for the treatment of IBS-D. If approved, RHB-102 (Bekinda®) will also compete with several other prescription drugs indicated for the treatment of IBS-D, including Xifaxan® (rifaximin), marketed in the U.S. by Salix Pharmaceuticals, and Viberzi® (eluxadoline), marketed in the U.S. by Allergan plc., now AbbVie Inc. Additional prescription drugs and over-the-counter products may also be used to manage symptoms of IBS-D and may represent additional competition, as well as investigational products in development for IBS-D in the U.S. that may represent future competition.

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

oabdominal pain,

oabdominal discomfort,

ofrequency of defecation, and

oincidence and severity of adverse events.

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

RHB-107 is a proprietary, first-in-class, orally administered potent inhibitor of several serine proteases, with a unique potency and specificity. In addition to its original development as a potential cancer therapy, work completed by us demonstrated its potential use in inflammatory digestive diseases, inflammatory lung diseases and infectious diseases. Furthermore, RHB-107 shows promise as a potential host-directed anti-viral with applications in pandemic preparedness, including COVID-19 and potentially, influenza.

Market and Competition

RHB-107 is currently being developed for the treatment of non-hospitalized symptomatic COVID-19 and is planned to undergo evaluation in influenza and has previously undergone non-clinical and clinical studies in several oncological indications, including metastatic breast cancer and advanced non-metastatic pancreatic cancer.

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

In July 2023, we announced that RHB-107 had been accepted for inclusion in the U.S. Department of Defense- supported Austere environments Consortium for Enhanced Sepsis Outcomes’ (ACESO) PROTECT multinational platform trial for early COVID-19 outpatient treatment. The ACESO PROTECT study was funded primarily by the U.S. Department of Defense, and conducted by researchers from ACESO and partner organizations, and administered by the Henry M. Jackson Foundation for the Advancement of Military Medicine (HJF).

The ACESO PROTECT study was an adaptive, randomized, double blind, multi-site Phase 2 platform trial that sought to evaluate the safety and efficacy of RHB-107 for early outpatient COVID-19 treatment. The study was conducted as part of a master protocol evaluating promising investigational products for safety and efficacy as early outpatient treatment and post-exposure prophylaxis for COVID-19. RHB-107 was the first and only drug to enter the platform and was evaluated in the early treatment arm of the study. The study was planned for a duration of approximately 18 months, but due to challenges in enrollment and U.S. government funding limitations, enrollment was discontinued after a total of only 92 of the planned 300 participants were enrolled. While a benefit in time to resolution of symptoms and time to viral clearance were observed regarding the efficacy of RHB-107 in this study, the study did not reach statistical significance. Whether the lack of significant results were due to true lack of efficacy or accrual of fewer than one third of the planned number of patients is unknown.

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

License Agreement with Hyloris Pharmaceuticals

In February 2025, we entered into an exclusive worldwide development and commercialization licensing agreement, excluding North America, with Hyloris Pharmaceuticals SA (“Hyloris”) for RHB-102 (Bekinda®). Under the terms of the agreement, Hyloris paid us an upfront payment of $0.1 million, in addition to up to $60 million in potential milestone payments, contingent upon achieving specified commercial targets, plus up to mid-20s percent royalties on revenues, subject to certain cost recoupments, with minimum annual payments to us, in return for exclusive rights to RHB-102 across all indications and territories outside the United States, Canada, and Mexico. We intend to continue the development for FDA approval in the U.S, if granted, for RHB-102. Hyloris will be responsible for all development, regulatory, and commercialization activities related to RHB-102 in its territories across all indications including acute gastroenteritis and gastritis, IBS-D, and oncology support.

License Agreement with Kukbo

In March 2022, we entered into the Exclusive License Agreement with Kukbo Co. Ltd. (“Kukbo”) for opaganib for the treatment of COVID-19 in South Korea. Under the terms of the Exclusive License Agreement, Kukbo was required to pay an upfront payment of $1.5 million and we are also eligible for milestone payments and royalties on net sales of oral opaganib in South Korea.

On September 2, 2022, we filed a lawsuit against Kukbo in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under a subscription agreement, dated October 25, 2021 (the “Subscription Agreement”), in exchange for the ADSs we were to issue to Kukbo, and in delivering to us the $1.5 million due under the Exclusive License Agreement. Kukbo thereafter filed counterclaims with various allegations such as breach of contract, misrepresentation, and the breach of the duty of good faith and fair dealing, among other claims. On November 20, 2023, we entered into a Contingency Fee Agreement with our legal firm, Haynes and Boone, LLP (“H&B”), under which certain legal costs related to the Kukbo litigation will be assumed by H&B. On December 2, 2024, we were awarded a judgment of approximately $8 million, including $6.5 million in principal and approximately $1.5 million in accrued interest, plus costs, in a summary judgment by the Supreme Court of the State of New York, New York County in our legal proceedings against Kukbo. The Court dismissed the entirety of Kukbo’s counterclaims in the case. On August 11, 2025, the New York Supreme Court awarded us approximately $1.82 million in legal costs and expenses (including interest) in our action against Kukbo.

On September 23, 2025, the New York Appellate Division, First Department, on appeal, upheld the Supreme Court’s  original summary judgment ruling and award in our favor, unequivocally dismissing, once again, the entirety of Kukbo’s defense. As of October 27, 2025, the New York Supreme Court’s summary judgment in our favor against Kukbo became final and eligible for enforcement and foreign recognition, with no further appeal permissible following expiry of the appeal period. The Court awarded more than $10.5 million in total to us, comprised of the main judgment of approximately $8.6 million, and the award for legal fees and expenses of approximately $1.9 million, both now final and eligible for enforcement (both include the principal amounts and accrued interest, to date). 9% annual statutory interest continues to accrue on both awards.

In addition, we won an attachment grant against Kukbo, from Korea’s Incheon District Court, providing a court-ordered seizure (attachment) of Kukbo’s assets, preventing their disposal prior to judgment enforcement.

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

Transaction with Cumberland

On October 20, 2025, we announced that we had entered into definitive agreements with Cumberland relating to Talicia®. The transaction was effected through Talicia Holdings, our recently formed subsidiary established to hold the global rights to Talicia® and oversee its commercialization worldwide, including through partnerships.

Under a Stock Purchase Agreement between Talicia Holdings and Cumberland, Cumberland agreed to invest $4 million, payable in two equal tranches - $2 million of which was paid at closing and $2 million to be paid within 12 months of execution of the definitive agreements, to acquire a 30% equity interest in Talicia Holdings. We retained 70% ownership. Talicia Holdings is jointly controlled by RedHill and Cumberland under accompanying governance arrangements that provide for equal board representation and joint decision-making on key matters. In addition, under a related shareholders agreement, the transfer of shares by either us or Cumberland is subject to a right of refusal by the other party, and each party is subject to non-competition and non-solicitation obligations for so long as such party owns shares in Talicia Holdings.

Concurrently, Talicia Holdings and Cumberland entered into a five-year Exclusive Joint Commercialization Agreement for Talicia® in the United States.  Under the agreement, the parties will jointly commercialize Talicia® in the U.S., through a joint commercialization committee with equal representation and joint decision-making to oversee commercialization, pricing, contracting, sales and marketing activities related to Talicia®. Net revenues from U.S. sales of Talicia® will be shared equally between the parties. As part of the agreement, Talicia Holdings granted Cumberland an exclusive license to use Talicia Holdings’ intellectual property solely for the joint commercialization of Talicia® under the agreement, and sublicensing or co-promotion by Cumberland requires Talicia Holdings’ prior written consent.

Cumberland will deploy its national sales organization to promote Talicia® and will conduct trade operations, including handling sales promotion, warehousing and distribution in the U.S., in accordance with Committee-approved plans, and will fund significant commercialization activities approved by the Committee. Talicia Holdings will oversee market access, marketing, regulatory approvals, and medical affairs activities, as well as manufacturing, quality, and supply of the product, bearing the related cost of goods.

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

License Agreement for Talicia® in New Middle East Markets

In September 2025, we entered into an amendment to the license agreement with Gaelan Medical, pursuant to which the licensed territory was expanded to include additional countries in GCC, subject to our approval and other contractual conditions. The amendment provides for additional non-refundable upfront and milestone payments, including aggregate fixed payments of $0.5 million payable regardless of regulatory approvals or commercialization outcomes, as well as additional contingent milestone payments and continued minimum tiered royalties on net sales across the expanded territory. Certain of the milestone and royalty-related payments are subject to regulatory approvals, commercial launches, and the passage of time.  In connection with the Talicia Holdings transactions, we transferred to Talicia Holdings our rights to all future proceeds and receivables under this arrangement, while retaining certain receivables existing as of the transaction date.

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

Patents and Patent Applications

We have rights, either through assignment, asset purchase or in-licensing, to a total of approximately 181 issued patents and 38 patent applications. The patents and patent applications are registered in the U.S. and other key jurisdictions, the details of each family of patents being provided below. In addition, we have licensed rights to various platform technologies on a non-exclusive basis.

The patent positions of companies such as ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted.

Talicia®

The patent portfolio protecting Talicia® currently includes eight U.S. patents, two pending U.S. patent applications, and over 27 foreign patents. The patents currently provide patent protection through 2034 and 2042. The Orange Book currently lists seven U.S. patents.

Opaganib - Oncology, inflammatory, viral and GI Indications

We in-licensed several patents from Apogee and also generated new intellectual property. Opaganib is a first-in-class, proprietary SK2 inhibitor These patents relate to sphingosine kinase inhibitors, pharmaceutical compositions, methods of preparing the inhibitors, methods of treating inflammatory diseases using the inhibitors, methods of treating cancer using the inhibitors, and methods for inhibiting sphingosine kinase.

The patent portfolio covering opaganib includes six U.S. patents and over 28 foreign patents and patent applications, providing patent protection through 2026 and 2030.

A patent portfolio covering the use of opaganib plus checkpoint inhibitors to treat cancer includes three foreign patents as well as applications pending in the U.S. as well as 11 foreign jurisdictions, providing protection for the combination treatment through 2040.

SARS-CoV-2

This patent portfolio covers the use of opaganib and RHB-107 for treating or preventing coronavirus infections. The portfolio currently consists of eight issued U.S. patents, there issued foreign patents, and 10 pending foreign patent applications, providing patent protection through 2041.

RHB-107 (upamostat; formerly Mesupron) – Oncology

The primary patent portfolio protecting the new chemical entity (WX-UK1), the pro-drug (“WX-671” or “RHB-107” or “upamostat”), formulations comprising upamostat, methods of synthesizing the compounds, and methods of using upamostat to treat cancer, was in-licensed by us from Wilex AG, now known as Heidelberg Pharma AG. RHB-107 is a first-in-class protease inhibitor administered by oral capsule. The portfolio includes three issued U.S. patents, providing patent protection through 2026 and 2027.

RHB-104 – Inflammatory Bowel Disease

The patent portfolio protecting RHB-104 and its use in treating inflammatory bowel disease currently includes nine U.S. patents and 18 foreign patents, providing patent protection through 2029.

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

RHB-102 (Bekinda®) - Gastritis, Gastroenteritis, IBS-D and Oncology support

The patent portfolio protecting RHB102 (Bekinda®) and its use currently includes three U.S. patents and 22 foreign patents, providing patent protection through 2034 and 2035.

RHB-204 – Nontuberculous Mycobacterium (NTM) Infections

The patent portfolio protecting RHB-204 currently includes one U.S. patent and 8 pending international patent applications, providing patent protection through 2041.

Ebola

The patent portfolio covers RedHill’s proprietary experimental therapy for the treatment of the Ebola virus disease. The portfolio consists of five U.S. patents, one pending U.S. patent application, four foreign patents and one pending foreign patent application providing patent protection through 2035.

RHB-108 – Combination Cancer Therapy

RedHill has also pursued patent protection in cancer therapy for various combination of drugs with different mechanisms of action which achieve synergistic effects. Currently, the portfolio includes four U.S. patents, three foreign patents and two foreign pending patent applications.

Trademarks

Our principal trademarks, including RedHill®, Redhill Biopharma®, Talicia®, Bekinda™, Yeliva®, and their related logos, are registered or pending with the United States Patent and Trademark Office. We have also filed registration applications for non-U.S. trademarks in other countries in which we do or plan to do business. Brand names appearing in this annual report are trademarks of RedHill Biopharma Ltd. except for:

●	trademarks used or that may be or have been used under license by RedHill or its affiliates, such as Aemcolo®, a trademark of Cosmo Technologies Ltd. On July 9, 2024, we announced the mutual decision with Cosmo to voluntarily terminate the Cosmo License Agreement, and it was officially terminated on October 8, 2024.
●	trademarks used or that may be or have been used under license by RedHill or its affiliates, such as Movantik®, a trademark of AstraZeneca AB.

Not all trademarks related to investigational agents have been authorized as of the date of this annual report by the relevant health authorities; for instance, the Bekinda™ and Yeliva® products have not been approved by the FDA.

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

FDA Approval Process for New Molecular Entities

Our therapeutic drug candidates are classified as New Molecular Entities. The steps required to be taken before therapeutic drug candidate may be marketed in the U.S. generally include:

●	completion of pre-clinical laboratory and animal testing;
●	the submission to the FDA of an investigational new drug, or IND, application which must be evaluated and found acceptable by the FDA before human clinical trials may commence;
●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug therapeutic candidate for its intended use; and
●	the submission and approval of an NDA.

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

After the FDA evaluates the NDA and conducts a pre-approval inspection of all manufacturing facilities where the drug therapeutic candidate or its API will be produced, it will either approve commercial marketing of the drug therapeutic candidate with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to ensure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct postmarketing testing. The FDA may also request a Phase 4 clinical trial to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of products for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival benefit of the drug therapeutic candidate.

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

Due to the breadth of some of these laws, it is possible that some of our, or our subsidiaries’, collaborators’, or affiliates’, current or future practices might be challenged under one or more of these laws. In addition, there can be no assurance that we would not be required to alter one or more of our practices to comply with these laws. Evolving interpretations of current laws or the adoption of new federal or state laws or regulations could adversely affect the arrangements we, or our subsidiaries, collaborators, or affiliates, may have with sales personnel, healthcare providers, and patients. Our risk of being found in violation of these laws is increased by the fact that some of these laws are open to a variety of interpretations. If our past or present operations, practices, or activities are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, damages, fines, disgorgement, contractual remedies, reputational harm, diminished profits, and future earnings, if any, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

C.          Organizational Structure

Our wholly-owned subsidiary, Redhill Biopharma Inc., was incorporated in Delaware on January 19, 2017. Talicia Holdings, the Company’s joint venture with Cumberland, was incorporated in Delaware on September 12, 2025.

D.          Property, Plant and Equipment

We lease approximately 418 square meters of office space and five parking spaces in the “Platinum” building at 21 Ha’arba’a Street, Tel-Aviv, Israel. In December 2025, we entered into an amendment to our lease agreement, pursuant to which the lease term was extended, and the leased premises were reduced from approximately 826 square meters to approximately 418 square meters. The term under the amended lease agreement expires on January 31, 2031. We have an option to extend the lease term for an additional five years.

The yearly gross rental expenses were approximately $420,000 per year prior to the December 2025 amendment. Following the reduction in leased space, the annual gross rental expenses are approximately $298,000 per year commencing in 2026.

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

Company Overview

We are a specialty biopharmaceutical company, primarily focused on U.S. development and commercialization of drugs for GI diseases, infectious diseases and oncology. Our primary goal is to become a leading specialty biopharmaceutical company.

We are currently focused primarily on the advancement of our development pipeline of clinical-stage therapeutic candidates. We also commercialize in the U.S. our GI-related product, Talicia® (omeprazole, amoxicillin, and rifabutin), and continue to explore our strategic plans for other potential products and activities.

Among our therapeutic candidates, we are exploring opaganib as a potential treatment for various conditions, including the treatment of several cancers such as prostate cancer, cholangiocarcinoma and chronic lymphocytic leukemia; virus-induced acute respiratory distress syndrome (ARDS), informed by data from a Phase 2/3 clinical study in COVID-19, Ebola and other viral diseases; as well as metabolic disorders, including diabetes, obesity and nuclear radiation protection. Furthermore, we are investigating RHB-107 (upamostat) as a potential treatment for COVID-19 and other viruses as part of pandemic preparedness, including influenza.

Our current pipeline consists of five therapeutic candidates, part of which are in mid-to-late stage clinical development. We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. We have one product, Talicia®, that we primarily developed internally which has been approved for marketing and, to date, none of our other therapeutic candidates has generated revenues. We have out-licensed our commercial product, Talicia®, for specific territories outside the U.S., and one of our therapeutic candidates, RHB-102, worldwide (except for the U.S., Canada, and Mexico). Furthermore, we plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis or independently with a dedicated commercial operation or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing, acquisitions and similar arrangements.

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans and revenues from our commercial activity. As of December 31, 2025 and December 31, 2024, we had approximately $4.1 million and $4.8 million, respectively, of cash, cash equivalents, short-term investments and restricted cash.

Sale of Rights in Movantik® and Extinguishment of our Debt Obligations under the Credit Agreement with HCRM

On February 23, 2020, we, through RedHill U.S., entered into a credit agreement (the “Credit Agreement”) with HCRM, and the lenders from time-to-time party thereto. Pursuant to the terms of the Credit Agreement, RedHill U.S. received a $30 million loan following the signing of the Credit Agreement. An additional $50 million tranche was used to fund the acquisition of rights to Movantik® from AstraZeneca. On February 2, 2023, we sold our rights in Movantik® to an affiliate of HCRM and in connection therewith our debt obligations under the Credit Agreement were extinguished.  In connection with this sale, RedHill U.S. retained substantially all pre-closing liabilities relating to Movantik®, and $16 million of our cash was deposited into the escrow account to pay pre-closing liabilities related to Movantik®.

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

Description of our Products

The following is a description of our current commercial product and five therapeutic candidates, most of which are in late-stage clinical development:

Commercial Product

Talicia® is our proprietary drug approved by the FDA for marketing in the U.S. for the treatment of H. pylori bacterial infection in adults. Talicia® is a combination of three approved drugs, omeprazole, which is a proton pump inhibitor (it prevents the secretion of hydrogen ions increasing the PH of the stomach), amoxicillin and rifabutin, which are antibiotics. Talicia® is administered to patients orally in the form of a fixed-dose, all-in-one capsule. On November 1, 2019, the FDA approved Talicia® for marketing in the U.S. for the treatment of H. pylori infection in adults and we launched Talicia® in the U.S. in March 2020. Talicia® is expected to receive a total of eight years of U.S. market exclusivity. Talicia® is the first therapeutic candidate we developed to be approved by the FDA. We currently commercialize Talicia® in the U.S through our collaboration with Cumberland. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – Transaction with Cumberland.”

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

Components of Statements of Comprehensive Loss

Following the completion of the Talicia Holdings transaction and the classification of the Talicia® operations conducted through RedHill U.S. as discontinued operations, the components described below relate solely to our continuing operations. The results of discontinued operations are presented separately in the consolidated statements of comprehensive loss for all periods presented.

Revenues

Revenues from continuing operations consist of licensing revenues. Following the completion of the Talicia Holdings transaction and the classification of certain operations, including the Company’s U.S. commercial operations and Talicia licensing activities, as discontinued operations, revenues from those activities are presented as discontinued operations.

Research and Development Expenses

See “Item 5. Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses” below.

General, Administrative Expenses and Business Development

General, administrative and business development expenses consist primarily of compensation for employees, directors and consultants in executive and operational functions, as well as professional services. Other significant general and administrative expenses include office-related expenses, travel, conferences, and other corporate overhead costs.

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

Share of (Profit) Loss of Joint Venture

Share of (profit) loss of joint venture represents the Company’s share of the net results of Talicia Holdings, which is accounted for as a joint venture.

A.          Operating Results

History of Losses

Since inception in 2009, we have generated significant losses in connection with the research and development of our therapeutic candidates and from our commercial operations. Although certain commercial activities have been classified as discontinued operations, our accumulated deficit reflects the results of all operations historically conducted by the Company. We may continue to incur additional losses as we continue to expand our research and development activities over time. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain substantial additional funds. As of December 31, 2025 and December 31, 2024, we had an accumulated deficit of approximately $413.8 million and $414.8 million, respectively.

We expect to continue to fund our operations over the next several years through licensing revenues, potential milestone and royalty payments, public or private equity offerings, debt financings, non-dilutive financings, including government grants, commercialization of our therapeutic candidates, if approved, or products we may commercialize or promote in the future.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended December 31, 2025, our net cash used in operating activities was $9.7 million, leaving a cash balance of $4.1 million. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. We have determined that the Company’s available cash on December 31, 2025 is not sufficient to fund our operations and satisfy our payment obligations for a period exceeding one year from the date of this Annual Report. Our operational costs include the payment of pre-closing liabilities relating to Movantik®, which our subsidiary, RedHill U.S., retained under our agreement with HCRM for the extinguishment of all our debt obligations under the Credit Agreement in exchange for the transfer of our rights in Movantik® to an affiliate of HCRM. As of December 31, 2025, the estimated pre-closing liabilities relating to Movantik® were approximately $1.5 million. In addition, we assumed obligations under the Global Termination Agreement. As of December 31, 2025, the estimated obligations relating to the Global Termination Agreement were $5.7 million. In addition, as of the reporting date, we have significant amounts of obligations related to allowance for deductions from revenues and other liabilities that are past due, including certain obligations that are materially overdue. We are actively engaging with various counterparties in an effort to reach structured payment arrangements. To date, we have finalized formal agreements with a limited number of counterparties to reschedule payments over a period of up to 24 months. No other formal agreements have been finalized to date with respect to the remaining counterparties, and there can be no assurance such arrangements will be achieved. Any default on our obligations or defaults on our restructuring arrangements could result in legal proceedings against us, imposition of additional costs or penalties, and could materially adversely affect our business, financial condition, and results of operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

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

Comparison of the Year Ended December 31, 2025, to the Year Ended December 31, 2024

Following the classification of certain operations as discontinued operations, the comparison below relates solely to our continuing operations. Prior period results have been recast accordingly and are not directly comparable to historical results that included discontinued operations

Revenues

Revenues for the year ended December 31, 2025, were $0.3 million, generated from the Hyloris license for RHB-102 (Bekinda®), compared to no revenues for the year ended December 31, 2024.

Research and Development Expenses

Research and Development Expenses were $2.0 million for the year ended December 31, 2025, as compared to $1.6 million for the year ended December 31, 2024. The increase was mainly driven by costs related to clinical activities.

General and Administrative and Business Development Expenses

General, Administrative and Business Development Expenses for the year ended December 31, 2025, were $6.2 million, compared to $4.9 million for the year ended December 31, 2024. The increase was primarily attributable to legal expenses related to the Kukbo litigation.

Share of loss of joint venture

Share of loss of joint venture for the year ended December 31, 2025 was $33 thousand, representing a 70% share of the net loss of Talicia Holdings. This reflects less than three months of Talicia Holdings activity post-closing.

Operating Loss

Operating Loss for the year ended December 31, 2025, was $7.9 million, compared to Operating Loss of $6.5 million for the year ended December 31, 2024. The difference is primarily attributable to an increase in operating expenses, as detailed above.

Financial Income (Expenses), net

Financial Expenses, net for the year ended December 31, 2025, were $0.1 million, compared to Financial Income, net of $6.8 million for the year ended December 31, 2024. The income recognized in the year ended December 31, 2024, was primarily driven by the revaluation of financial instruments, partially offset by other financing expenses.

Net Income (Loss) from continuing operations

Net loss from continuing operations was $8.1 million for the year ended December 31, 2025, compared to net income from continuing operations of $0.4 million for the year ended December 31, 2024. The change was primarily attributable to the absence of significant financial income recognized in 2024 from the revaluation of financial instruments, together with higher operating expenses in 2025.

Net Income (Loss) from discontinued operations

Net income from discontinued operations was $7.7 million for the year ended December 31, 2025, compared to net loss from discontinued operations of $8.6 million for the year ended December 31, 2024. The change was primarily attributable to the gain recognized upon loss of control of Talicia Holdings in 2025, and a decrease in other operating expenses.

The comparison below relates to the Company’s consolidated financial position as of the respective balance sheet dates:

Total Assets

Total assets as of December 31, 2025, were $25.3 million, compared to $18.0 million as of December 31, 2024. The increase was primarily attributable to the Company’s investment in a joint venture as part of the Talicia Holdings transaction.

Total Liabilities

Total liabilities as of December 31, 2025, were $21.1 million, compared to $22.7 million as of December 31, 2024. The decrease was primarily attributable to a reduction in allowance for deductions from revenues and a decrease in derivative financial instrument liabilities, partially offset by an increase in lease liabilities.

Comparison of the Year Ended December 31, 2024, to the Year Ended December 31, 2023

This analysis can be found in Item 5 of the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 10, 2025.

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

Adjusted EBITDA

We define Adjusted EBITDA as net loss before depreciation and amortization, share-based compensation, and financial income (expenses). Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Consolidated Comprehensive Income (Loss), and the reconciliations of Adjusted EBITDA provided below to Consolidated Comprehensive Income (Loss) and to not rely on any single financial measure to evaluate our business.

The following table presents Adjusted EBITDA for the Company’s continuing operations for the years ended December 31, 2025, 2024, and 2023, together with a reconciliation to consolidated net loss and comprehensive loss, reflecting continuing operations only:

	Year Ended December 31,
	2025	2024	2023

	U.S. dollars in thousands
Adjusted EBITDA	(7,330)	(5,591)	(8,217)

The following table provides a reconciliation of Adjusted EBITDA to net loss for the periods presented, reflecting continuing operations only:

	Year Ended December 31,
	2025	2024	2023
	U.S. dollars in thousands
Income (Loss) from continuing operations	(8,080)	360	(18,498)
Depreciation	(298)	(301)	(310)
Share-based compensation to employees and service providers	(312)	(583)	(1,021)
Financial income (expenses), net	(138)	6,835	(8,950)
Adjusted EBITDA	(7,330)	(5,591)	(8,217)

B.          Liquidity and Capital Resources

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans and revenues from our commercial activity. Other potential sources of liquidity in the future may include government grants or subordinated indebtedness or other non-dilutive financings. As of December 31, 2025, we had approximately $4.1 million of cash, cash equivalents, short-term investments and restricted cash.

Through our U.S. investment in Talicia Holdings, our joint venture with Cumberland, we participate in the commercialization of Talicia® in the United States. However, our ability to generate profits from such commercialization remains uncertain and to date, these activities have generated operating losses. Other than Talicia®, our therapeutic candidates are in research and development stage, and therefore do not yet generate revenues. We expect losses and negative cash flows to continue for the foreseeable future, primarily as a result of ongoing general and administrative expenses and continued product research and development, subject to resources obtained. Management anticipates that significant additional expenditures will be necessary to develop and expand our business before significant positive operating cash flows can be achieved. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations. Current available funds are insufficient to complete our business plan and as a consequence, we will need to seek additional funds, primarily through the issuance of equity securities for cash or strategic collaborations to operate our business. We will need to raise additional capital to continue to fund our product research and development. We intend to seek additional working capital through equity financings, debt financings, or other arrangements, including through the SEPA or other public offerings or private placements. No assurance can be given that any such financing will be available or, if available, on acceptable terms. Even if we are able to obtain additional financing, it may cause substantial dilution for our shareholders. On August 9, 2024, we filed a registration statement on Form F-3 (File No. 333-281417) with the SEC. As of the filing date of this Annual Report, we are subject to the limitations of General Instruction I.B.5 of Form F-3, which limits the amount of funds we can raise through primary public offerings of securities in any twelve-calendar month period using a registration statement on Form F-3 to one-third of the aggregate market value of our ordinary shares held by non-affiliates. Therefore, we will be limited in the amount of proceeds we are able to raise by selling our securities using Form F-3, until such time as our public float held by non-affiliates exceeds $75.0 million.

As of December 31, 2025, we had significant amounts of obligations related to allowances for deductions from revenues and other liabilities that were past due, including certain amounts that were materially overdue. We are actively engaging with relevant counterparties to reach structured payment arrangements. To date, we have finalized formal agreements with a limited number of counterparties to reschedule payments over a period of up to 24 months. No assurance can be given that we will reach similar arrangements with the remaining counterparties or that we will comply with agreed payment schedules. Any default could materially affect our financial condition and ability to continue as a going concern.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended December 31, 2025, our net cash used in operating activities was $9.7 million leaving a cash balance of $4.1 million. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. See “– B. Operating Results – Going Concern”.

Nasdaq Deficiency Letter

On April 8, 2026, we received a letter from the Listings Qualifications Department of Nasdaq notifying us that, for a period of thirty consecutive business days prior to April 2, 2026, the bid price for the ADSs had closed below the minimum $1.00 per ADS requirement for continued listing on The Nasdaq Capital Market under Minimum Price Rule. In accordance with Nasdaq Listing Rule 5810(c)(2)(B), we have been provided an initial period of 180 calendar days, or until October 5, 2026, to regain compliance. The letter states that the Nasdaq staff will provide written notification that we have achieved compliance with Rule 5550(a)(2), if at any time during the 180-day period, the bid price of the ADSs closes at least as $1.00 per share or more for a minimum of ten consecutive business days.

If we are not compliant with the minimum bid price requirement at the end of the 180-day cure period, we may be eligible for an additional 180-calendar day extension. To be eligible for the second 180-day period, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. Under Nasdaq rules, after the second 180-day compliance period expires, if we do not regain compliance with the price criteria for 10 consecutive business days prior to the end of the second period, a request for a hearing no longer stays the suspension and delisting of the ADSs pending the Nasdaq Hearing Panel’s decision. After the second 180-day period expires, trading of the ADSs is automatically suspended, and the ADSs will move to the over-the-counter market while the appeal is pending. In addition, under the amended rule, we will not be eligible for any cure period to address a deficiency in the minimum bid price requirement if we effected a reverse stock split in the prior year.

Any delisting from Nasdaq or any suspension of the trading of our ADSs would have a material adverse effect on both the market price of our ADSs and the market for our ADSs. A delisting from Nasdaq could substantially decrease trading in the ADSs, adversely affect the market liquidity of the ordinary shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, adversely affect our ability to obtain financing on acceptable terms, and may result in potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of our ADSs may decline further, and shareholders may lose some or all of their investment.

Financing Activities

On December 19, 2025, we issued to YA II PN, Ltd., a Cayman Islands exempt limited company (“YA”), 122,130 ADSs as initial commitment shares. In addition, we issued 386,593 ADSs and a pre-funded warrant to acquire 590,446 ADSs in the aggregate for aggregate gross proceeds of $1.0 million, pursuant to a Standby Equity Purchase Agreement (the “SEPA”) executed that date between the parties.  For more information, see “ – Standby Equity Purchase Agreement” below.

From July 15, 2025 through December 31, 2025, we issued to Alumni Capital LP (“Alumni”) 2,247,136 ADSs at a weighted average offering price of approximately $1.48 per ADS for aggregate net proceeds of approximately $3.3 million pursuant to a committed equity line purchase agreement executed between the Company and Alumni on June 20, 2025.  For more information, see “Any Market Purchase Agreement” below.

On May 14, 2025, the investors from the April 2024 offering described below agreed to the exercise of all of their warrants to purchase 85,778 ADSs issued in that offering, at a reduced exercise price of $1.50 per ADS (reduced from the prior exercise price of $18.75 per ADS), resulting in gross proceeds of approximately $0.13 million.

On April 3, 2024, we issued 85,778 ADSs at a purchase price of $14.57 per ADS and warrants to purchase 85,779 ADSs at an exercise price of $18.75 per ADS. These warrants may be exercised in cash or on a cashless basis, are immediately exercisable and expire in five years. The gross proceeds from the offering were $1.25 million, before fees and expenses.

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

On July 25, 2023, we issued in a registered direct offering 43,397 ADSs and pre-funded warrants to purchase 8,680 ADSs for aggregate gross proceeds to us, together with the proceeds of the concurrent Reload Agreement described below, of approximately $3.8 million, before deducting fees and expenses. In connection with the offering, on July 21, 2023, we entered into a warrant reprice and reload letter (the “Reload Agreement”) with a certain holder of Series A Warrants to purchase up to an aggregate of 60,000 ADSs and Series B Warrants to purchase up to an aggregate of 60,000 ADSs, each issued in April 2023, pursuant to which: (i) such holder exercised its Series A Warrants in full at a reduced exercise price of $33.75 per ADS in exchange for new unregistered warrants to purchase up to an aggregate of 60,000 ADSs at an exercise price of $45.00 per ADS exercisable until April 3, 2028, and (ii) the exercise price of the Series B Warrants was reduced to $45.00 per ADS. We also agreed to reduce the exercise price of (i) the May 2022 Warrants (as defined below), as amended as described below, and (ii) the December 2022 Warrants (defined below) to purchase up to an aggregate of 38,873 ADSs, at an exercise price of $45.00 per ADS.

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

Standby Equity Purchase Agreement

On December 19, 2025, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA. Pursuant to the SEPA, subject to the limitations and conditions set forth therein, we have the right, but not the obligation, to sell to YA pursuant to notice to YA (the “Advance Notice”) from time to time (each such occurrence, an “Advance”) up to an aggregate of $25 million (the “Commitment Amount”) of ADSs until the earlier of (i) the 36-month anniversary of the date of execution of the SEPA and (ii) YA’s purchase of the total Commitment Amount under the Purchase Agreement. On the Effective Date, we issued to YA 386,593 ADSs as initial equity shares at a price per ADS of $1.0235 and a pre-funded warrant to acquire 590,446 ADSs in the aggregate for aggregate gross proceeds of $1.0 million. Under the SEPA, ADSs sold in an Advance will be sold at a per ADS price equal to, at the Company’s election as specified in the applicable advance notice, either (i) 95% of the Market Price (as defined below) during the applicable one-day pricing period  (the “Option 1 Pricing Period”) or (ii) 97% of the Market Price (as defined below) during the applicable three-day pricing period, in each case as further set forth in the SEPA. “Market Price” is defined as, for any Option 1 Pricing Period, the volume weighted average price (“VWAP”) of the ADSs during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the ADSs during the Option 2 Pricing Period, excluding certain days as set forth in the Purchase Agreement.  If the total number of ADSs traded on Nasdaq during the applicable Pricing Period is less than the Volume Threshold (as defined below), then the number of ADSs issued and sold pursuant to such Advance Notice will be reduced to the greater of (i) 30% of the trading volume of the ADSs on Nasdaq during the relevant Pricing Period or (ii) the number of ADSs sold by the Investor during such Pricing Period, but in each case not to exceed the amount requested in the Advance Notice. “Volume Threshold” is defined as a number of ADSs equal to the quotient of (i) the number of ADSs requested by us in the Advance Notice divided by (ii) 0.30.

In addition, the Company may not issue or sell any ADSs to the Investor under the SEPA which, when aggregated with all other ADSs and ordinary shares then beneficially owned by the Investor and its affiliates, would result in the Investor and its affiliates beneficially owning more than 9.99% of the then-outstanding ADSs. As consideration for the Investor’s commitment to purchase ADSs under the SEPA, we issued 122,130 ADSs on the Effective Date and agreed to issue an aggregate of 366,390 ADSs as subsequent commitment shares to be issued in three equal installments – on the 90th day, 180th day and 270th day anniversary of the execution of the SEPA.

Transaction with Cumberland

On October 20, 2025, we entered into a Stock Purchase Agreement between Talicia Holdings and Cumberland, whereby Cumberland agreed to invest $4 million, payable in two equal tranches - $2 million of which was paid at closing and $2 million to be paid within 12 months of execution of the definitive agreements, to acquire a 30% equity interest in Talicia Holdings. We retained 70% ownership. Talicia Holdings is jointly controlled by RedHill and Cumberland under accompanying governance arrangements that provide for equal board representation and joint decision-making on key matters. In addition, under a related shareholders agreement, the transfer of shares by either us or Cumberland is subject to a right of refusal by the other party, and each party is subject to non-competition and non-solicitation obligations for so long as such party owns shares in Talicia Holdings.

Concurrently, Talicia Holdings and Cumberland entered into a five-year Exclusive Joint Commercialization Agreement for Talicia® in the United States.  Under the agreement, the parties will jointly commercialize Talicia® in the U.S., through a joint commercialization committee with equal representation and joint decision-making to oversee commercialization, pricing, contracting, sales and marketing activities related to Talicia®. Net revenues from U.S. sales of Talicia® will be shared equally between the parties. As part of the agreement, Talicia Holdings granted Cumberland an exclusive license to use Talicia Holdings’ intellectual property solely for the joint commercialization of Talicia® under the agreement, and sublicensing or co-promotion by Cumberland requires Talicia Holdings’ prior written consent.

Any Market Purchase Agreement

On June 20, 2025, we entered into the Any Market Purchase Agreement with Alumni establishing a $10 million equity line of credit (as amended, “Any Market Purchase Agreement”). Pursuant to the Any Market Purchase Agreement, we have the right, but not the obligation, to sell to Alumni, from time to time, ADSs for an aggregate purchase price of up to $10 million (the “Alumni Commitment Amount”), subject to the terms of the Any Market Purchase Agreement, any time until  the earlier (i) the date on which the ADSs cease trading on  the NYSE, the NYSE  American, The Nasdaq Capital Market, The Nasdaq Global Market, or The Nasdaq Global Select Market (or any nationally recognized successor to any of the foregoing), (ii) the date on which the Investor shall have purchased securities pursuant to Purchase Notices (defined below) for an aggregate purchase price equal to the Alumni Commitment Amount, or (iii) 5:00 p.m. Eastern Time on June 30, 2026.

The ADSs are to be issued and sold to Alumni at a per ADS price equal to, at the election of the Company as specified in the relevant written notice from the Company to Alumni (the “Purchase Notice”): (i) the lowest daily volume weighted average price of the ADSs during the five (5) consecutive business days immediately prior to the date of the Purchase Notice (each such date, a “Purchase Notice Date”) with respect to a Purchase Notice (a “Regular Purchase Notice”), as determined by Alumni, multiplied by ninety percent (90%) (the “Regular Purchase Price”) or (ii) the lowest traded price of the ADSs on the Purchase Notice Date with respect to a Purchase Notice (a “Forward Purchase Notice”), as determined by Alumni, multiplied by ninety six percent (96%) (the “Forward Purchase Price”).

In consideration for Alumni’s execution and delivery of the Any Market Purchase Agreement, on June 20, 2025, we issued to Alumni an unregistered commitment warrant valid for a term of five years, entitling Alumni to purchase up to 333,333 ADSs at $3.00 per ADS, subject to adjustments therein.

Under the Any Market Purchase Agreement, we may, at our discretion, direct Alumni to purchase (A) the number of ADSs having an aggregate purchase price equal to the lesser of $500,000 or sixty percent (60%) of the average daily trading volume of the ADSs on Nasdaq over the most recent five business days prior to the respective Purchase Notice Date, unless waived upon mutual discretion between us and Alumni, up to an amount no greater than an aggregate purchase price equal to $3,000,000, at the Regular Purchase Price, or (B) the number of ADSs having an aggregate purchase price equal to the lesser of $500,000 or thirty percent (30%) of the trading volume of the ADSs on the Principal Market beginning at 4:00 a.m. New York time on the Purchase Notice Date and ending at the time on the Purchase Notice Date that the Purchase Notice has been received by email by Alumni, at the Forward Purchase Price. Subject to the terms of the Any Market Purchase Agreement, we may deliver up to two Purchase Notices with the Forward Purchase Price on any given business day. The Any Market Purchase Agreement also prohibits us from directing Alumni to purchase any ADSs (i) if  those ADSs, when aggregated with all other ADSs then held or beneficially owned by Alumni and its affiliates, would result in Alumni and its affiliates holding or having beneficial ownership, at any single point in time, of more than 4.99% (9.99% in the case of Forward Purchase Notices) of the number of ADSs outstanding immediately after the issuance of Purchase Notice Securities issuable pursuant to a Purchase Notice, or (ii) where the issuance of such ADSs, when aggregated with all other ADSs and Ordinary Shares then held or beneficially owned by Alumni and its affiliates, would result in Alumni and its affiliates holding or having beneficial ownership, at any single point in time, of more than 4.99% (9.99% in the case of Forward Purchase Notices) of the Company’s issued share capital or voting rights in it (unless and until the Company obtains the approval of its shareholders for the issuance of ADSs in excess of such amount), in either case subject to the option to issue Prefunded Warrants in lieu of ADSs with respect to the sales pursuant to any Regular Purchase Notice.

ATM Program with H.C. Wainwright & Co., LLC

On February 3, 2025, we entered into a sales agreement (the “Wainwright Sales Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), for the sale of ADSs, pursuant to which we are able to offer and sell, from time to time, ADSs through our ATM program, with Wainwright acting as our agent. Under the prospectus supplement relating to the ATM program and the accompanying base prospectus, we are permitted to sell ADSs having an aggregate offering price of up to $387,230 from time to time through Wainwright, acting as our agent, in accordance with the Wainwright Sales Agreement. To date, we have sold 890,001 ADSs at a weighted average offering price of $3.85 per ADS for aggregate net proceeds of approximately $3.3 million pursuant to the Wainwright Sales Agreement and related prospectus supplement and accompanying base prospectus.

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

In addition, we continue to have negative cash flows from operations, and our ability to generate sufficient revenues for our operations is significantly limited after the sale of the rights to Movantik®. We estimate that, absent sufficient revenues from  our continuing operations and other sources to fund our operations and meet our obligations- including the remaining pre-closing liabilities related to Movantik® and the additional liabilities assumed under the Global Termination Agreement, as described above- we will need to raise significant additional capital in order to continue as a going concern. Our current cash and cash equivalents are not sufficient to continuously fund our operations and satisfy our payment obligations for a period exceeding one year from the date of this Annual Report. If we are unable to secure additional financing, we may be required to reduce our operations, divest certain assets, or take other measures that could materially adversely affect our reputation, business, financial condition or results of operations.

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

Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for the year ended December 31, 2025, was $9.7 million, compared to $9.4 million for the year ended December 31, 2024. The cash used in operating activities was primarily directed towards settling pre-closing liabilities related to Movantik® and other operational activities.

Net Cash Provided by (used in) Investing Activities

Net Cash Provided by Investing Activities for the year ended December 31, 2025, was $1.7 million, primarily related to the proceeds from the investment in a joint venture, compared to an immaterial amount used in investing activities for the year ended December 31, 2024.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities for the year ended December 31, 2025, was $7.3 million, primarily generated through equity offerings and exercise of certain warrants. Net Cash Provided by Financing Activities for the year ended December 31, 2024, was $8.4 million, primarily generated through equity offerings.

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2025.

C.          Research and Development, Patents and Licenses

Our research and development expenses consist primarily of costs of clinical trials, professional services, share-based payments and payroll, and related expenses. The clinical trial costs are mainly related to payments to third parties to manufacture our therapeutic candidates, to perform clinical trials with our therapeutic candidates and to provide us with regulatory services. We charge all research and development expenses to operations as they are incurred. The research and development of certain of our product candidates, including opaganib, are supported by grants and industry partners (e.g. ANZUP/Bayer)

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Our future research and development expenses will depend on the preclinical and clinical success of each therapeutic candidate, and the ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – Risks Related to Regulatory Matters - Talicia® or any product for which we may obtain regulatory approval or acquire commercialization rights may not become or continue to be commercially viable products.”

As we obtain results from pre-clinical and clinical trials, we may elect to discontinue or delay the development and clinical trials for certain therapeutic candidates in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate. See “Item 3. Key Information – D. Risk Factors – Risks Related to Regulatory Matters.”

We expect our research and development expenses to stay material as we continue the advancement of our pre-clinical and clinical trials and therapeutic candidates’ development. The lengthy process of completing pre-clinical and clinical trials and seeking regulatory approvals for our therapeutic candidates requires substantial expenditures or third party support. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any high certainty if and when we would recognize any substantial revenues from our projects.

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

Recognition and Measurement of Allowance for Rebates and Patient Discount Programs

We offered various rebate and patient discount programs, which resulted in discounted prescriptions to qualified patients. Rebates and discounts provided to the wholesalers and to the patients under these arrangements were accounted for as variable consideration, and were recognized as a reduction in revenue, for which unsettled amounts were accrued. The allowance for these rebates was calculated based on historical and estimated utilization of the rebate and discount programs at the time the revenues were recognized. The main estimates used in recognizing and measuring this allowance relate to the amount of products sold to customers not yet prescribed to patients (units “in the channel”) and projected duration of the Company to sell the units in the channel. We periodically evaluate our estimates against actual results and, if necessary, updates the estimates accordingly.

Impairment Reviews of Intangible Research and Development Assets

We review annually or when events or changes in circumstances indicate the carrying value of the research and development assets may not be recoverable.

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using our estimated post-tax weighted average cost of capital which was 17.2% as of December 31, 2025.

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

Name	Age	Position(s)
Executive Officers
Dror Ben-Asher	60	Chief Executive Officer and Chairman of the Board of Directors
Razi Ingber	42	Chief Financial Officer
Gilead Raday	51	Chief Operating Officer
Adi Frish	56	Chief Corporate and Business Development Officer
Guy Goldberg	50	Chief Business Officer
Rick D. Scruggs	66	Chief Commercial Officer and Director

Non-Employee Directors
Dr. Shmuel Cabilly (3)	76	Director
Dr. Kenneth Reed (1), (2), (3)	72	Director
Ofer Tsimchi (1), (2), (3)	66	Director
Dr. Roni Mamluk (1), (2), (3)	59	Director
(1)	Member of our audit committee, which such committee also serves as our financial statements committee.
(2)	Member of our compensation committee.
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

Dr. Kenneth Reed has served as a member of our board of directors since December 2009 and serves as a member of our audit committee and compensation committee. Dr. Reed is a board certified dermatologist and Mohs surgeon. Dr. Reed received his B.A. from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, Prescient Pharma and Lispiro.

Ofer Tsimchi has served as a director on our board of directors, as Chairman of our compensation committee and as a member of our audit committee since May 2011. Since June 2024, Mr. Tsimchi has also served as Chairman of our audit committee. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, served as a board member of Caesarstone Ltd. and Danbar Group Ltd and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Maabarot Products Ltd, Allmed Solutions Ltd. and Novolog Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Dr. Roni Mamluk has served as a member of our Board of Directors since September 2024 and serves as a member of our audit committee and compensation committee. Dr. Mamluk currently serves as the Chairperson of OffRa Health, a healthcare AI company, and as a consultant to the Israeli government for Ag-tech in the Gaza Envelop region. Dr. Mamluk served as a board member at Amryt Pharma plc (previously Nasdaq-listed) between 2021-2023 and as a board member at Chiasma between 2013-2021. From 2017 to 2023, Dr. Mamluk was a co-founder and served as President and Chief Executive Officer of Ayala Pharmaceuticals, a Nasdaq-listed clinical-stage precision oncology company. From 2006 to 2017, Dr. Mamluk served in various management roles at Chiasma, a biopharmaceutical company, including as Chief Development Officer and Chief Executive Officer. Dr. Mamluk received a Ph.D., Summa Cum Laude, from The Hebrew University in Jerusalem, the Department of Animal Sciences.

B.          Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2025, was approximately $2.3 million. Out of that amount approximately $1.8 million was paid as salary, approximately $0.1 million was attributed to the value of the RSUs granted to senior management and the directors during 2025, approximately $0.3 million was attributed to retirement plans and approximately $0.1 million was attributed to other long-term benefits. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements and directors’ compensation arrangements and comply with our Compensation Policy for Executive Officers and Directors as approved by our shareholders (the “Compensation Policy”). On November 16, 2023, our board of directors adopted the Policy for Recovery of Erroneously Awarded Compensation (the “Compensation Recovery Policy”), effective as of December 1, 2023, which provides for certain incentive-based compensation (including cash bonuses and equity-based compensation) awarded to our officers to be recovered in the event that we are required to prepare an accounting restatement to correct material noncompliance with any financial reporting requirement to which we are subject. On May 26, 2025, at our 2025 Annual General Meeting of Shareholders, our shareholders approved a renewal of the Compensation Policy for a three-year period until May 26, 2028. This description of the Compensation Recovery Policy is qualified by reference to the full text of such policy, which is filed as an exhibit to our Annual Report on Form 20-F filed with the SEC on April 8, 2024.

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2025. The compensation detailed in the table below refers to the actual compensation granted or paid to the director or officer during the year ended December 31, 2025.

			Value of
	Base Salary	Value of	Equity-Based
	or Other	Social	Compensation	All Other
Name and Position of Director or Officer	Payment (1)	Benefits (2)	Granted (3)	Compensation (4)	Total
Dror Ben-Asher, Chief Executive Officer, and Chairman of the Board of Directors (5)	$467,782	$104,510	$30,250	$19,301	$621,843
Rick Scruggs, Chief Commercial Officer (6)	$402,916	$3,381	$20,625	—	$426,922
Razi Ingber, Chief Financial Officer	$269,387	$73,778	$17,875	$19,301	$380,341
Adi Frish, Chief Corporate and Business Development Officer	$248,802	$70,558	$17,875	$18,774	$356,009
Gilead Raday, Chief Operating Officer (7)	$287,294	—	$17,875	$15,805	$320,974
(1)	“Base Salary or Other Payment” means the aggregate yearly gross monthly salaries or other payments with respect to the Company’s Executive Officers and members of the board of directors for the year ended December 31, 2025. Messrs. Ben-Asher and Scruggs do not receive extra compensation for their service as members of the board of directors.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli and U.S. laws.
(3)	Consists of the fair value of the equity-based compensation granted during the year ended December 31, 2025, in exchange for the directors and officers services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the RSUs.
(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), communication expenses, and basic health insurance.

(5)	Mr. Ben-Asher’s employment terms as the Company’s Chief Executive Officer provide that Mr. Ben-Asher is currently entitled to a monthly base gross salary of NIS 124,740 (approximately $39,587). Mr. Ben-Asher is further entitled to vacation days, sick days and convalescence pay in accordance with the market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses reimbursement of up to NIS 3,500 per year for private medical insurance, and coverage of one annual comprehensive medical check-up. In addition, Mr. Ben-Asher is entitled to reimbursement of car-related expenses from the Company. Mr. Ben-Asher’s employment terms include an advance notice period of 12 months by the Company and 90 days by Mr. Ben-Asher. During such an advance notice period, Mr. Ben-Asher will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Ben-Asher’s employment is terminated in connection with a “change in control” he will be entitled to a special one-time payment equal to his then-current monthly salary multiplied by 18. A “change in control” is defined under the change in control employee retention plan as follows: (1) the consummation of any merger, consolidation, reorganization, or similar transaction or series of related transactions of the Company with another entity, other than a merger, consolidation, reorganization, or similar transaction or series of related transactions which would result in the shareholders of the Company immediately preceding the transaction beneficially owning, immediately after the transaction, at least 50% of the combined voting power of the outstanding securities of the surviving or resulting entity (or its parent); (2) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act or “group” (two or more persons acting as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of the applicable securities referred to herein) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then-outstanding voting securities; (3) the election of a board of directors over a three-year period or less, the majority of which is not supported by at least a majority of the then existing board of directors of the Company; or (4) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company (other than to an entity controlled by the Company).
(6)	Mr. Rick Scruggs’ employment term as the Company's Chief Commercial Officer provides that Mr. Scruggs is currently entitled to a monthly base gross salary of approximately $33,858. Mr. Scruggs is further entitled to vacation days and sick days in accordance with the market practice and applicable law, contribution by the Company to welfare benefits insurance policies, and additional benefits, including communication expenses. Mr. Scruggs will be entitled to payment of severance in the amount of 12 months’ base salary at the time of termination in the event Mr. Scruggs’ employment is terminated without cause by the Company. Mr. Scruggs’s employment terms also include an advance notice period of 60 days by either party. During such an advance notice period, Mr. Scruggs will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him. Additionally, in the event Mr. Scruggs’s employment is terminated in connection with a “change in control” he will be entitled to a special one-time payment equal to his then-current monthly salary and retirement benefits, including payments to an advanced study fund and pension arrangement, multiplied by 12. A “change in control” is defined in the same manner as defined for Mr. Ben-Asher as described in footnote (5) above.
(7)	Mr. Raday’s salary is denominated in U.S. dollars, while certain other amounts in the table reflect compensation translated from NIS into U.S. dollars. Accordingly, comparisons may be affected by exchange rate differences.

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

Director Compensation

We currently pay our non-executive directors (i) an annual cash fee retainer of $26,000, (ii) a committee membership annual cash fee retainer of (a) $6,500 to each Audit Committee member and (b) $5,000 to each Compensation Committee member and (iii) a committee chairperson annual cash fee retainer in an amount that is higher than the annual cash fee payable to other members of that committee (as described in clause (ii) above) by 50% to each of the Audit Committee and Compensation Committee chairs (without duplication of the fees paid under clause (ii)).  These amounts reflect the voluntary deferral by our directors of a portion of their director fees, as described below.

Change in Control Retention Plan and Agreements; Severance Arrangements

We have adopted a change in control employee retention plan (the “Plan”) and entered into employment agreements (the “Employment Agreements”) providing for compensation to Company employees, in the event of a change in control (as defined by the Plan and the Employment Agreements), subject to the satisfaction of various conditions. Compensation to employees would be up to 12 months’ salary depending on employee seniority and years with the Company.

Compensation Policy

On May 13, 2022, our shareholders approved the Compensation Policy for our directors and officers in accordance with the Israeli Companies Law, pursuant to which we are required to determine the compensation of our directors and officers, and which must be approved by our shareholders every three years. The Compensation Policy was previously approved by our board of directors, upon the recommendation of our compensation committee and includes certain amendments to comply with applicable regulatory requirements.

The term of the Compensation Policy is three years from the date that it is approved by the Company’s shareholders. Our Compensation Policy principles were designed to grant proper, fair and well-considered remuneration to our officers, in alignment with our long-term best interests and overall organizational strategy. Part of the rationale is that our Compensation Policy should encourage our officers to identify with our objectives, and an increase in officers’ satisfaction and motivation should retain the employment of high-quality officers in our service over the long term.

On May 5, 2025, our shareholders approved an amended version of our compensation policy for an additional three-year period until May 26, 2028. The terms of the amended Compensation Policy are otherwise the same as the Compensation Policy adopted in 2022 and aligned with the relevant sections from the Recovery Policy adopted in 2023.

C.         Board Practices

Appointment of Directors and Terms of Officers

Pursuant to our articles of association, the size of our board of directors shall be no less than five persons and no more than eleven persons, including any external directors whose appointment is required by law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, which is required to be held annually, but not more than fifteen months after the prior annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election. This process continues indefinitely. A simple majority shareholder vote may elect directors for a term of less than three years in order to ensure that the three groups of directors have as equal a number of directors as possible as provided above. The directors of the first class, currently consisting of Dr. Shmuel Cabilly and Mr. Rick Scruggs, will hold office until our annual general meeting to be held in the year 2026. The directors of the second class, currently consisting of Mr. Ofer Tsimchi and Dr. Roni Mamluk will hold office until our annual general meeting to be held in the year 2027. The directors of the third class, currently consisting of Mr. Dror Ben-Asher and Dr. Kenneth Reed, will hold office until our annual general meeting to be held in the year 2028. Until the next annual general meeting, the board of directors may elect new directors to fill vacancies or increase the number of members of the board of directors up to the maximum number provided in our articles of association. Any director so appointed may hold office until the first general shareholders’ meeting convened after the appointment. See “Board Practices – Independent and External Directors – Israeli Companies Law Requirements” below for a description of the adoption by the Company of the corporate governance exemptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, including with respect to external directors.

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

The foregoing exemptions will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Israeli Companies Law), (ii) our shares are traded on a U.S. stock exchange, including Nasdaq, and (iii) we comply with the Nasdaq rules applicable to domestic U.S. companies. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

Under the Israeli Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than if this power derives solely from his/her position on the board of directors or any other position with the company. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company.

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

If the transaction is an extraordinary transaction, both the audit committee and the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Whoever has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of such person is required to present a matter at the meeting; such officer holder may be present at the meeting. Notwithstanding the foregoing, if the majority of the directors have a personal interest in a matter, a director who has the personal interest in this matter may be present at this meeting or vote on this matter, but the board of directors’ decision requires the shareholder approval.

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

Pursuant to the Compensation Policy, we may obtain a directors’ and officers’ liability insurance policy, which would apply to our or our subsidiaries’ directors and officers, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy may not exceed $100 million; and (b) the purchase of such policy must be approved by the Compensation Committee (and, if required by law, by the board of directors) which shall determine that such policy reflects the current market conditions and that it does not materially affect the Company's profitability, assets or liabilities. In addition, pursuant to our Compensation Policy, should we sell our operations (in whole or in part) or in case of a merger, spin-off or any other significant business combination involving us or part or all of our assets, we may obtain a director’s and officers’ liability insurance policy (run-off) for our directors and officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term may not exceed seven years; (b) the coverage amount may not exceed $100 million; and (c) the purchase of such policy must be approved by the Compensation Committee (and, if required by law, by the board of directors) which shall determine that such policy reflects the current market conditions and that it does not materially affect the Company's profitability, assets or liabilities. The Compensation Policy is in effect for three years from the 2025 annual general meeting.

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

D.          Employees

As of December 31, 2025, we had 13 employees, of which 11 provide services in Israel and 2 provide services in the U.S. In addition, we also receive services from 10 consultants, of which three are in the U.S., four are in Canada and three are in Israel.

	As of December 31,
	2025		2024		2023
	Company		Company		Company
	Employees	Consultants	Employees	Consultants	Employees	Consultants
Management and administration	11	1	12	—	14	—
Research and development	—	9	1	10	1	8
Commercial operations	2	—	11	—	38	—

While none of our employees are party to a collective bargaining agreement, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by order of the Israel Ministry of Labor. These provisions primarily concern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. Following the Cumberland transaction in October 2025 and the establishment of Talicia Holdings, certain employees of RedHill Biopharma Inc. transitioned to employees of Talicia Holdings and dedicated their activities to supporting the Talicia® business.

We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

E.          Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of April 24, 2026, of each of our directors and executive officers individually and as a group based on information provided to us by our directors and executive officers. As of the date of this Annual Report, there is no executive officer or director that beneficially own 5.0% or more of our outstanding Ordinary Shares. The information in this table is based on  51,912,601,000 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to RSUs that are due to vest within 60 days of April 27, 2026, and to options held by that person that were currently exercisable at, or exercisable within 60 days of April 27, 2026. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but not the percentage ownership of any other person. The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class
Non-Employee Directors
Dr. Kenneth Reed (1)	42,620,000	*
Dr. Shmuel Cabilly (2)	47,220,000	*
Ofer Tsimchi (3)	59,660,000	*
Dr. Roni Mamluk	28,120,000	*

Executive officers
Dror Ben-Asher (4)	174,210,000	*
Adi Frish (5)	106,790,000	*
Gilead Raday (6)	78,140,000	*
Guy Goldberg (7)	101,820,000	*
Razi Ingber (8)	110,130,000	*
Rick D. Scruggs (9)	123,670,000	*
All directors and executive officers as a group (10 persons)	888,140,000	1.68%
*	Less than 1.0%
(1)	Includes options to purchase 490,000 Ordinary Shares exercisable within 60 days of April 27, 2026. The exercise price of these options ranges between $4,870 and $7,000 per share and the options expire between 2029 and 2031.
(2)	Includes options to purchase 270,000 Ordinary Shares exercisable within 60 days of April 27, 2026. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2030 and 2031.
(3)	Includes options to purchase 420,000 Ordinary Shares exercisable within 60 days of April 27, 2026. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2029 and 2031.
(4)	Includes options to purchase 3,250,000 Ordinary Shares exercisable within 60 days of April 27, 2026. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2028 and 2031.
(5)	Includes options to purchase 1,970,000 Ordinary Shares exercisable within 60 days of April 27, 2026. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2028 and 2031.
(6)	Includes options to purchase 1,990,000 Ordinary Shares exercisable within 60 days of April 27, 2026. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2028 and 2031.
(7)	Includes options to purchase 1,670,000 Ordinary Shares exercisable within 60 days of April 27, 2026. The exercise price of these options ranges between $4,870 and $7,080 per share and the options expire between 2028 and 2031.
(8)	Includes options to purchase 450,000 Ordinary Shares exercisable within 60 days of April 27, 2026. The exercise price of these options ranges between $5,000 and $7,080 per share and the options expire between 2028 and 2031.

(9)	Includes options to purchase 1,960,000 Ordinary Shares exercisable within 60 days of April 27, 2026. The exercise price of these options ranges between $6,620 and $7,000 per share and the options expire between 2029 and 2031.

Award Plans

Amended and Restated Award Plan

Our Award Plan provides for the granting of Ordinary Shares, ADSs, stock options under various tax regimes in Israel and the U.S., RSUs, restricted shares, and other share-based awards to our directors, officers, employees, consultants and service providers and individuals who are their employees, and to the directors, officers, employees, consultants and service providers of our subsidiaries and affiliates. The Award Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable laws. As of April 24, 2026, there were 3,784,580,000 Ordinary Shares issuable upon the exercise or vesting of outstanding awards under the Award Plan and  22,160,330,200 Ordinary Shares available for future issuance under the Award Plan. Our Award Plan provides that the maximum number of Ordinary Shares that may be issued under the Award Plan will automatically be increased on January 1, April 1, July 1 and October 1 of each calendar year such that immediately following such increase the maximum number of Ordinary Shares that may be issued under the Award Plan will be equal to sixteen and a half percent (16.5%) of the number of outstanding Ordinary Shares on a fully-diluted basis on the last day of immediately preceding fiscal quarter.

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of April 24, 2026, and ordinary shares underlying RSUs that vest within 60 days of April 24, 2026, if any, to be outstanding and to be beneficially owned by the person holding the options, warrants or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on 51,912,601,000 ordinary shares outstanding as of April 24, 2026. None of the holders of the ordinary shares listed in this table have voting rights different from other holders of ordinary shares.

Name	Number of Ordinary Shares Beneficially Held	Percent of Class
YA II PN, LTD (1)	5,186,068,839	9.99%
R&S United Services Inc. (2)	4,633,000,000	8.92%
(1)	Includes pre-funded warrants to purchase 590,446 ADSs (equivalent to 5,904,460,000 ordinary shares) held by YA subject to a 9.99% blocker according to which YA may not exercise any portion of the pre-funded warrants for ADSs, if such ADSs, when aggregated with all other ADSs and ordinary shares then beneficially owned by YA and its affiliates, would result in YA and its affiliates beneficially owning more than 9.99% of the then outstanding ADSs. All investment decisions for YA are made by Mr. Mark Angelo. The business address of YA is 1012 Springfield Avenue, Mountainside, NJ 07092.
(2)	Based upon information received by the shareholder. To the best of our knowledge, R&S United Services Inc. is the direct holder of the ordinary shares in the table above, exercises voting and investment power over the ordinary shares, and thus may be deemed to beneficially own the ordinary shares. Avi Polischuk, as the President of R&S United Services, may be deemed to beneficially own the ordinary shares held by the R&S United Services. The address of R&S United Services is 15 Ranick Drive West, Amityville, NY 11701.

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Record Holders

On April 24, 2026, 407 ADSs (equivalent to 4,078,800 Ordinary Shares, or approximately 0.01% of our total issued and outstanding Ordinary Shares) were held of record by four record holders, of which two holders have a U.S. address. All other ADSs are held by Cede & Co., the nominee of the Depositary Trust Company, which is a United States registered holder. The number of record holders is not at all representative of the number of beneficial holders of the ADSs because many of the ADSs are held by brokers or other nominees. As of April 24, 2026, there was one shareholder of record of our Ordinary Shares.

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

Legal Proceedings

From time to time, we may become a party to legal proceedings and claims in the ordinary course of business. On September 2, 2022, we filed a lawsuit against Kukbo Co. Ltd. (“Kukbo”) in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under a subscription agreement, dated October 25, 2021 (the “Subscription Agreement”), in exchange for the ADSs we were to issue to Kukbo, and in delivering to us the $1.5 million due under the Exclusive License Agreement. Kukbo thereafter filed counterclaims with various allegations such as breach of contract, misrepresentation, and the breach of the duty of good faith and fair dealing, among other claims. On November 20, 2023, we entered into a Contingency Fee Agreement with our legal firm, Haynes and Boone, LLP (“H&B”), under which certain legal costs related to the Kukbo litigation will be assumed by H&B. On December 2, 2024, we were awarded a judgment of approximately $8 million, including $6.5 million in principal and approximately $1.5 million in accrued interest, plus costs, in a summary judgment by the Supreme Court of the State of New York, New York County in our legal proceedings against Kukbo. The Court dismissed the entirety of Kukbo’s counterclaims in the case. On August 11, 2025, the New York Supreme Court awarded us approximately $1.82 million in legal costs and expenses (including interest) in our action against Kukbo.

On September 23, 2025, the New York Appellate Division, First Department, on appeal, upheld the Supreme Court’s   original summary judgment ruling and award in our favor, unequivocally dismissing, once again, the entirety of Kukbo’s defense. As of October 27, 2025, the New York Supreme Court’s summary judgment in our favor against Kukbo became final and eligible for enforcement and foreign recognition, with no further appeal permissible following expiry of the appeal period. The Court awarded more than $10.5 million in total to us, comprised of the main judgment of approximately $8.6 million, and eligible for enforcement, and the award for legal fees and expenses of approximately $1.9 million, both now final and eligible for enforcement (both include the principal amounts and accrued interest, to date). 9% annual statutory interest continues to accrue on both awards.

In addition, we won an attachment grant against Kukbo, from Korea’s Incheon District Court, providing a court-ordered seizure (attachment) of Kukbo’s assets, preventing their disposal prior to judgment enforcement.

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

B.         Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2025.

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

Description of Securities

Ordinary Shares

At our extraordinary general meeting of the shareholders held on March 5, 2026, our shareholders approved the increase of our authorized share capital to NIS 5,000,000,000, consisting of (i) 499,994,000,000 Ordinary Shares of NIS 0.01 par value each and (ii) 6,000,000 preferred shares of NIS 0.01 par value each.

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

According to the Israeli Companies Law and the regulations promulgated thereunder, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 40 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting be given prior to the record date. Under the regulations promulgated thereunder and as a company listed on an exchange outside Israel, our board of directors may fix the record date not more than 60 nor less than four calendar days prior to the date of the meeting.

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

History of Share Capital

For information regarding the history of changes to our share capital since January 1, 2023, please see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing Activities”.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2026 tax year. A corporation will generally be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

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

In 2026, the Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s Means Of Control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. “Means Of Control” generally include the right to vote, receive profits, nominate a director or other general manager or like the same, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% for corporations in 2026), and a marginal tax rate of up to 47% in 2026 for individuals (not including Excess Tax, as discussed below).

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our principal shareholders are also exempt from the reporting requirements in Section 16 (a) of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to comply with the informational requirements of the Exchange Act, and, accordingly, file Reports of Foreign Private Issuer on Form 6-K, Annual Reports on Form 20-F and other information with the SEC.

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

The form of the deposit agreement for the ADSs and the form of American Depositary Receipt that represents an ADS have been incorporated by reference as exhibits to this Annual Report. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 240 Greenwich Street, New York, New York 10286.

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

We, together with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2025. Our disclosure controls and procedures are designed to ensure that information required to be disclosed to the SEC is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) of the Exchange Act) as of the end of the period covered by this Annual Report were not effective. This assessment reflects a material weakness in internal control over financial reporting that was previously identified in 2022 and disclosed in our Annual Reports on Form 20-F for the years ended December 31, 2022, 2023 and 2024. While we have implemented a remediation plan, as of December 31, 2025, we had not yet concluded that the material weakness had been fully remediated.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment, management has concluded that our internal control over financial reporting was not effective as of December 31, 2025.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness in internal control over financial reporting was previously identified in 2022 and disclosed in our Annual Reports on Form 20-F for the years ended December 31, 2022, 2023 and 2024  relating to lack of sufficient controls which impacted the calculation of allowance for deductions from revenues. We lacked enough financial reporting personnel with an appropriate level of knowledge, experience, and training commensurate with our financial reporting requirements. This control deficiency contributed to the fact that not all data and information available to us was taken into consideration. While we have implemented a remediation plan, we have not yet conclusively determined that the material weakness has been fully remediated as of December 31, 2025.

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

While we have made progress in implementing our remediation plan , we have not yet concluded that the material weakness has been fully remediated as of December 31, 2025.

(c)	Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control Over Financial Reporting

Other than the remedial measures we are currently in the process of implementing as described above, there were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2025	2024

	(U.S. dollars in thousands)
Audit fees (1)	165	157
Audit-related fees (2)	77	50
Tax fees (3)	2	2
Total	244	209
(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Audit-related fees relate to work regarding prospectus supplements and ongoing consultation.
(3)	Tax fees relate to tax compliance, planning, and advice.

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

Pursuant to Rule 3-09 of Regulation-S-X, the audited financial statements of Talicia Holdings, Inc. as of December 31, 2025, and for the period from (incorporation) September 12, 2025 through December 31, 2025, are incorporated in this Annual Report as Exhibit 15.1.

ITEM 19.            EXHIBITS

See Exhibit Index on page 169.

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

2.8

Form of Placement Agent Warrant issued to the Placement Agent in the January 2024 Offering (incorporated by reference to Exhibit 1.3 of the Form 6 - K filed with the Securities and Exchange Commission on January 26, 2024).

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

4.8	Amended and Restated Award Plan (2010) (incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023).

4.9	Compensation Policy (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 25, 2025).

4.10

Global Termination Agreement, dated July 19, 2024, by and among RedHill Biopharma Ltd., Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC (incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2025).

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

4.19

Form of Inducement Letter, by and between the Company and the Holders, dated May 14, 2025 (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on May 19, 2025).

4.20

Any Market Purchase Agreement, dated as of June 20, 2025 between the Company and Alumni Capital, L.P. (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on June 25, 2025).

4.21	Commitment Warrant issued to Alumni Capital, L.P. (incorporated by reference to Exhibit 4.1 of the Form 6-K filed with the Securities and Exchange Commission on June 25, 2025).

4.22	Form of Pre-Funded Warrant to be issued to Alumni Capital, L.P. (incorporated by reference to Exhibit 4.2 of the Form 6-K filed with the Securities and Exchange Commission on June 25, 2025).

4.23

Stock Purchase Agreement, dated October 17, 2025, between Talicia Holdings Inc. and Cumberland Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 22, 2026).

4.24†

Exclusive Joint Commercialization Agreement, dated October 17, 2025, between Talicia Holdings Inc. and Cumberland Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 22, 2026).

4.25	Amendment to Market Purchase Agreement, dated October 20, 2025 (incorporated by reference to Exhibit 1.1 of the Form 6-K filed with the Securities and Exchange Commission on October 21, 2025).

4.26

Standby Equity Purchase Agreement, dated as of December 19, 2025, between RedHill Biopharma Ltd. and YA II PN, LTD. (incorporated by reference to Exhibit 99.1 of the Form 6-K filed with the Securities and Exchange Commission on December 23, 2025).

4.27	Form of Pre-Funded Warrant issued to YA II PN, Ltd. (incorporated by reference to Exhibit 99.2 of the Form 6-K filed with the Securities and Exchange Commission on December 23, 2025).

8.1*	Subsidiary List.

11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2025)

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Audited financial statements of Talicia Holdings, Inc., as of and for the year ended December 31, 2025.

15.2*	Consent of Independent Registered Public Accounting Firm relating to the consolidated financial statements of the Company.

15.3*	Consent of Independent auditors relating to the financial statements of Talicia Holdings.

97.1

RedHill Biopharma Ltd. Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2024).

101

The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Filed herewith.
**

The certification attached as Exhibit 13 shall not be deemed “filed” with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 20-F, irrespective of any general incorporation language contained in such filing.

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

Date: April 27, 2026

REDHILL BIOPHARMA LTD.

2025 CONSOLIDATED FINANCIAL STATEMENTS

1.	Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RedHill Biopharma Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of RedHill Biopharma Ltd. and its subsidiary (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income (loss), of changes in equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(a)(4) to the consolidated financial statements, the Company has an accumulated deficit and continues to incur negative operating cash flow. Management expects that the Company will incur additional losses and negative cash flows from operations. Management believes that there is presently insufficient funding available to fund its activities for a period exceeding one year from the date of issuance of the consolidated financial statements. These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1(a)(4). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the "Critical Audit Matters" section of our report.

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

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel, P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Recognition and measurement of allowance for certain rebates

As described in Note 2(i)(1) to the consolidated financial statements, the Company offers various rebate and patient discount programs, which result in discounted prescriptions to qualified patients, of which the most significant are Managed Care (commercial rebates), Medicare Part D and Medicaid (and similar state programs). Rebates provided to patients under these arrangements are accounted for as variable consideration, and recognized as a reduction in revenue, for which unsettled amounts are accrued. The allowance for these rebates is calculated based on historical and estimated utilization of the rebate programs in accordance with the specific terms in the individual agreement, the estimated product in the channel and the projected duration of the Company to sell the units in the channel. The allowance reported as of December 31, 2025 for rebates and patient discount programs amounted to $5.5 million, with a significant portion relating to Managed Care, Medicare Part D, and Medicaid.

The principal considerations for our determination that performing procedures related to recognition and measurement of the allowance for certain rebates is a critical audit matter are the significant estimations made by management due to the measurement uncertainty involved in developing the allowance, as the reserves are based on assumptions developed using contractual and mandated terms with payors and historical experience. This in turn led to a high degree of auditor judgment and subjectivity in applying procedures relating to these assumptions.

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

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel, P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

The Company’s ability to continue as a going concern

As described above and in Note 1(a)(4) to the consolidated financial statements, the Company has an accumulated deficit and continues to incur negative operating cash flow, and its activities have been funded primarily through offerings of the Company’s securities and borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, that will result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year from the date of issuance of the consolidated financial statements. These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included, among others, testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least a year from the consolidated financial statements issuance date. We assessed the appropriateness of forecast assumption by comparing prior period forecasts to actual results, comparing forecasted revenue to recent historical financial information, inquiring of management regarding the mitigating actions to reduce costs and manage cash flows and assessing whether the mitigating actions were within the Company's control, testing the underlying data generated to prepare the forecast scenarios and determined whether there was adequate support for the assumptions underlying the forecast, and evaluating management's analysis of the impact of the above assumptions on the forecasted cash flows. We assessed the adequacy of the Company’s going concern disclosures included in Note 1(a)(4) to the consolidated financial statements.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

April 27, 2026

We have served as the Company's auditor since 2010.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel, P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year Ended December 31,
	Note	2025	2024	2023

		U.S. dollars in thousands
REVENUES	21	286	—	—
RESEARCH AND DEVELOPMENT EXPENSES	22	2,023	1,588	3,529
GENERAL, ADMINISTRATIVE, BUSINESS AND DEVELOPMENT EXPENSES	23	6,172	4,887	6,019
SHARE OF LOSS OF JOINT VENTURE	17	33	—	—
OPERATING LOSS		(7,942)	(6,475)	(9,548)
FINANCIAL INCOME		1,318	8,347	301
FINANCIAL EXPENSES		1,456	1,512	9,251
FINANCIAL INCOME (EXPENSES), net	24	(138)	6,835	(8,950)
INCOME (LOSS) FROM CONTINUING OPERATIONS		(8,080)	360	(18,498)
INCOME(LOSS) FROM DISCONTINUED OPERATIONS	16	7,651	(8,628)	42,414
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		(429)	(8,268)	23,916
LOSS PER ORDINARY SHARE FROM CONTINUING OPERATION, basic and diluted (U.S. dollars)	25	(0.00)	(0.00)	(0.01)
EARNINGS (LOSS) PER ORDINARY SHARE FROM DISCONTINUED OPERATION, basic and diluted (U.S. dollars)	25	0.00	(0.00)	0.02
EARNINGS (LOSS) PER ORDINARY SHARE, basic and diluted (U.S. dollars)	25	(0.00)	(0.00)	0.01

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,	December 31,
	Note	2025	2024

		U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	5	3,971	4,617
Trade receivables		79	2,539
Prepaid expenses and other receivables	6	2,478	1,104
Inventory	7	—	3,651
		6,528	11,911
NON-CURRENT ASSETS:
Restricted cash		169	148
Trade receivables		201	—
Fixed assets	8	49	135
Right-of-use assets	9	1,057	302
Intangible assets	10	5,291	5,547
Investment in a joint venture	17	12,050	—
		18,817	6,132
TOTAL ASSETS		25,345	18,043

CURRENT LIABILITIES:
Account payable		731	1,168
Lease liabilities	9	170	353
Allowance for deductions from revenue	13	6,304	9,288
Derivative financial instruments	4	—	1,421
Accrued expenses and other current liabilities	12	12,016	9,993
		19,221	22,223

NON-CURRENT LIABILITIES:
Lease liabilities	9	900	3
Accrued expenses and other non current liabilities	12	456	—
Royalty obligation	15(3)	500	500
		1,856	503
TOTAL LIABILITIES		21,077	22,726

EQUITY (CAPITAL DEFICIENCY):	19
Ordinary shares		147,641	35,036
Additional paid-in capital		270,382	375,082
Accumulated deficit		(413,755)	(414,801)
TOTAL EQUITY (CAPITAL DEFICIENCY)		4,268	(4,683)
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)		25,345	18,043

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity
				(capital deficiency)
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2023	2,835	382,625	(433,860)	(48,400)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2023:
Share-based compensation to employees and service providers	—	—	2,209	2,209
Issuance of ordinary shares (including resulting from warrants exercise), net of issuance costs	18,556	5,788	—	24,344
Issuance of ordinary shares for vested RSUs	50	(50)	—	—
Comprehensive income	—	—	23,916	23,916

BALANCE AT DECEMBER 31, 2023	21,441	388,363	(407,735)	2,069

BALANCE AT JANUARY 1, 2024	21,441	388,363	(407,735)	2,069
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2024:
Share-based compensation to employees and service providers	—	—	1,202	1,202
Issuance of ordinary shares, net of expenses	13,135	(12,821)	—	314
Issuance of ordinary shares for vested RSUs	460	(460)	—	—
Comprehensive loss	—	—	(8,268)	(8,268)
BALANCE AT DECEMBER 31, 2024	35,036	375,082	(414,801)	(4,683)

BALANCE AT JANUARY 1, 2025	35,036	375,082	(414,801)	(4,683)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2025:
Share-based compensation to employees and service providers	—	—	1,475	1,475
Issuance of ordinary shares, net of expenses	110,565	(102,660)	—	7,905
Issuance of ordinary shares for vested RSUs	2,040	(2,040)	—	—
Comprehensive loss	—	—	(429)	(429)
BALANCE AT DECEMBER 31, 2025	147,641	270,382	(413,755)	4,268

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2025	2024	2023

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Income (loss)	(429)	(8,268)	23,916
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	457	665	1,647
Depreciation	384	588	1,445
Amortization of intangible assets	25	31	545
Gains from the transfer of rights in Movantik® and extinguishment of debt obligations, see below	—	—	(56,082)
Gains from early termination of leases, and impairment of fixed assets, net	—	(22)	(543)
Gain on loss of control ( presented as part of a discontinued operations)	(7,983)	—	—
Share from loss of joint venture	33	—	—
Loss from global termination agreement (See note 15(5)(b)) and below	—	2,359	—
Fair value (gains) losses on derivative financial instruments, recognition of day 1 loss and changes in royalty obligation	(1,280)	(8,268)	5,359
Loss from modification of warrants terms as part of a new issuance	—	—	1,459
Issuance costs in respect of warrants and equity line of credit	1,018	1,497	2,034
Exchange differences and revaluation of bank deposits	93	(4)	19
	(7,253)	(3,154)	(44,117)
Changes in assets and liability items:
Decrease in trade receivables	2,259	52	31,930
Decrease (increase) in prepaid expenses and other receivables	(2,911)	1,697	1,586
Decrease (increase) in inventories (excluding THI transaction)	(375)	738	2,387
Decrease in accounts payable	(437)	(2,110)	(952)
Increase (decrease) in accrued expenses and other liabilities	2,479	3,042	(13,354)
Decrease in allowance for deductions from revenue	(2,984)	(1,366)	(37,216)
	(1,969)	2,053	(15,619)
Net cash used in operating activities	(9,651)	(9,369)	(35,820)
Net cash used in operating activities from discontinued operation	(2,460)	(434)	(18,998)
Net cash used in operating activities from continuing operation	(7,191)	(8,935)	(16,822)
INVESTING ACTIVITIES:
Purchase of fixed assets	(5)	(9)	(11)
Proceeds from investment in joint venture (see below)	2,000	—	—
Reconciliation related to receivable from joint venture	(304)	—	—
Change in investment in current bank deposits	—	—	15
Net cash provided by (used in) investing activities	1,691	(9)	4
Net cash provided by investing activities from discontinued operation (see loss of control appendix below)	1,696	—	—
Net cash (used in) provided by investing activities from continuing operation	(5)	(9)	4
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	7,764	8,263	13,959
Repayment of payable in respect of intangible asset purchase	—	—	(6,555)
Decrease in restricted cash	—	790	15,210
Payment of principal with respect to lease liabilities	(447)	(636)	(1,175)
Net cash provided by financing activities	7,317	8,417	21,439
Net cash provided by financing activities from discontinued operation	—	474	7,815
Net cash provided by financing activities from continuing operation	7,317	7,943	13,624
DECREASE IN CASH AND CASH EQUIVALENTS	(644)	(961)	(14,377)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(2)	9	(22)
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	4,617	5,569	19,968
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF YEAR	3,971	4,617	5,569
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	60	131	138
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	18	55	367
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	1,048	—	270
Decrease in lease liability (with corresponding decrease in right of use asset: none during 2025 and amount of $166 in 2024 )	—	188	5,413
Loss of control of Talicia Holdings Inc.:
Derecognition of assets	(1,538)
Derecognition of intangible assets	(232)
Derecognition of inventory	(4,026)
Recognition of investment in joint venture	13,779
Gain on loss of control	(7,983)
Proceeds from investment in joint venture	2,000
Transfer of rights in Movantik® and extinguishment of debt obligations:
Decrease in Intangible asset			(59,503)
Decrease in Inventories			(4,233)
Decrease in Payable in respect of Intangible asset			4,602
Decrease in Borrowing			115,216
Gains from the transfer of the rights in Movantik® and extinguishment of debt obligations			56,082

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.  General:

1)RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017,is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

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

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. In particular, Talicia®, for the treatment of Helicobacter pylori infection in adults, was developed primarily internally by the Company and is its first internally developed product approved by the U.S. Food and Drug Administration (“FDA”). All these commercial activities are presented as discontinued operations. See note 16.
3)	In October 2025, the Company established Talicia Holdings Inc. (“THI”), an entity formed to hold the Talicia® business and related activities, and entered into a strategic transaction with Cumberland Pharmaceuticals Inc. (“Cumberland”). In connection with this transaction, the Company transferred all Talicia®-related activities and operations to THI.

Although the Company holds a 70% equity interest in THI, pursuant to the governing agreements between the parties, all significant operating, strategic and budgetary decisions require the joint approval of both the Company and Cumberland. Accordingly, the Company concluded that it lost unilateral control over THI and that THI is jointly controlled with Cumberland.

In addition, THI and Cumberland entered into an exclusive joint commercialization agreement for Talicia® in the United States, under which commercialization activities are conducted through THI.

As a result of the transaction and the loss of control over THI, the Company’s Talicia® commercial operations are presented as part of the discontinued operations in accordance with IFRS 5 (see Note 16).

Prior to the transaction, the Company operated in both research and development and commercial segments, which included the commercialization of internally developed and in-licensed products. Following the transaction, the Company has exited its commercial operations and is primarily focused on research and development activities.

Until February 1, 2023, the Company commercialized Movantik® in the U.S., for the treatment of opioid-induced constipation. See also note 15 (5) regarding the transfer of the Company’s rights in Movantik® to HCR Collateral Management, LLC (“HCRM”) in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM, as well as the Global Termination Agreement, which terminated all remaining credit ties related to this transaction.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company also continues to advance the development part of its late-stage therapeutic candidates.

4) As of December 31, 2025, the Company has an accumulated deficit and negative working capital, and continues to incur negative operating cash flow. The Company’s activities have been funded primarily through public and private offerings of the Company’s securities and senior secured borrowing (now fully extinguished, see note 15(5)). There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business.

The Company plans to further fund its future operations through potential distributions and other cash flows arising from out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through other non-dilutive financing. Furthermore, the Company holds from time to time discussions with multiple parties regarding potential strategic transactions, although there is no assurance that these discussions will result in any such transactions. The Company’s current cash resources are not sufficient to complete the research and development of its therapeutic candidates until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, based on a prioritized plan expected to result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year from the date of this filing. In addition, as of the reporting date, the Company has a significant amount of obligations related to allowance for deductions from revenues that are past due, including certain obligations that are materially overdue. The Company is actively engaging with various counterparties in an effort to reach structured payment arrangements. To date, the Company has finalized formal agreements with a limited number of counterparties to reschedule payments over a period of up to 24 months. Accordingly, the portion of these specific obligations due beyond 12 months from the reporting date has been classified as non-current liabilities. For the remaining counterparties, while management believes there is a reasonable possibility that such arrangements could be reached, no formal agreements have been finalized, and there can be no assurance such arrangements will be achieved. These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

5)    In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, sustained conflict in the region is ongoing and has included periods of escalation on multiple fronts, including direct confrontations involving Iran. During the year ended December 31, 2025, 2024 and 2023, the impact of the conflicts on the Company results and financial condition was immaterial, but such impact may increase.

b. Approval of the financial statements:

The date of the approval of these financial statements by the Board of Directors (the "BoD") is April 27 2026.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL ACCOUNTING POLICIES:

a.    Basis for presentation of the financial statements

The consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. (“IASB”).

The material accounting policies described below have been applied consistently in relation to all the periods presented.

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

2)   Transactions and balances

Foreign currency transactions in currencies different from the Functional Currency (hereafter foreign currency), mostly New Israeli Shekel (“NIS”) and Euro are translated into the Functional Currency using the exchange rates at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation of period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recorded in the Consolidated Statements of Comprehensive Income (Loss) under financial income or financial expenses.

c.    Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional. They are subsequently measured at amortized cost, less allowance for expected credit losses. The Company measures the loss allowance for expected credit losses on trade receivables based on lifetime expected credit losses.

d.     Inventory

As of December 31, 2025, following the discontinuation of the Company’s Talicia® operations  (see notes 16 and 17), the Company no longer holds inventory. For the comparative period presented, inventory was stated at the lower of cost or net realizable value. Cost was determined using the first-in, first-out (FIFO) method. Net realizable value represented the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

e. Fixed assets

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

f.    Intangible assets

1)    Licenses

The Company’s intangible assets represent in-licenses of development-phase compounds acquired by the Company, where the Company continues or has the option to continue to do the development work (“R&D assets”), as well as commercialization rights for approved products ("Commercialization assets") which were fully derecognized in 2023 as part of the sale of the rights to Movantik® asset (See also note 15(5)).

During October 2025, the asset related to Talicia® was derecognized upon its transfer to THI and is therefore no longer included in the Company’s consolidated financial statements (see notes 16 and 17).

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

g.     Financial instrument

Warrants and other equity instruments exercisable to the Company’s ordinary shares are classified as an equity instrument only if they are settled by the Company exchanging a fixed amount of cash for a fixed number of its own equity instruments (the ‘fixed for fixed’ criteria).

Otherwise, these instruments are classified as a derivative financial asset or liability measured at fair value through profit or loss, until the fixed for fixed creteria is met.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Transaction costs relating to the issuance of derivative financial instruments measured at fair value through profit or loss are expensed to profit or loss.

Financial liabilities are included in current liabilities, except for those with maturities greater than 12 months after the Statements of Financial Position date (for which they are classified as noncurrent liabilities).

Financial liabilities are derecognized when, and only when, they are extinguished. The difference between the carrying amount of the financial liability extinguished and the consideration paid, including any non-cash assets transferred, is recognized in profit or loss. As for the accounting for the extinguishment of the financial liability to HCR, as well as the Global Termination Agreement which terminated all remaining credit ties related to this transaction, see note 15(5).

h.   Share-based payments.

The Company operates an equity-settled, share-based compensation plan to employees and service providers. As part of the plans, the Company grants employees and service providers, from time to time and at its discretion, options to purchase Company shares and restricted share units (“RSUs”). For employees, the total amount recognized as an expense over the vesting period of the options is determined by reference to the fair value of the options at the grant date whereas the fair value of RSUs is determined based on the market price of the Company’s shares at the grant date. For service providers, the Company measures the awards based on the fair value of the asset or service received. when the fair value of the goods or services received cannot be estimated reliably, the awards are measured by reference to the fair value of the equity instruments granted.The amounts are recorded against the accumulated deficit within equity.

Vesting conditions (other than market conditions) are included in the assumptions about the number of equity instruments that are expected to vest.

At the end of each reporting period, the Company revises its estimates of the number of equity instruments that are expected to vest based on non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to accumulated deficit.

When exercising options or upon the vesting of RSU , the Company issues new shares. The proceeds (if any), less directly attributable transaction costs, are recognized as share capital (par value) and additional paid-in capital. RSUs are settled through the issuance of shares upon vesting, with no cash consideration received by the Company.

i.    Revenue from contracts with customers

The Company’s revenue recognition policies described below were applied throughout the periods presented in these financial statements. As further described in note 16, in October 2025, the

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company transferred its Talicia®-related business activities to THI in connection with the  agreement  with Cumberland. Accordingly, revenue from product sales and certain licensing activity associated with these operations are presented as discontinued operations.

The Company applies a practical expedient in the standard and does not adjust the transaction price for the effects of significant financing components if, at contract inception, the Company expects the period between customer payment and the transfer of goods or services to be one year or less.

1)Revenue from the sale of products

The Company sold products mainly to wholesale distributors. Revenue was recognized at a point in time when control over the product was transferred to the customer (upon delivery), at the net selling price, which reflected reserves for variable consideration, including discounts and allowances.

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

The specific considerations the Company uses in estimating these amounts related to variable consideration are as follows:

Trade discounts and distribution fees - The Company offered discounts to its customers, as an incentive for prompt payment. These discounts were recorded as a reduction of revenue in the period the related revenue from the sale of products was recognized. In addition, distribution fees were paid to certain distributors based on contractually determined rates from the gross consideration. As the fee paid to the customer was not for a distinct good or service, it was recognized as a reduction of revenue in the period the related revenue from the sale of products was recognized.

Rebates and patient discount programs - The Company offered various rebate and patient discount programs, which resulted in discounted prescriptions to qualified patients. The Company estimates the allowance for these rebates and coupons based on historical and estimated utilization of the rebate and discount programs. These estimates were initially recorded at the time the revenues were recognized and are subsequently adjusted as a reduction of revenue until the related obligations are settled. See also notes 3 and 13.

Product returns - The Company offered customers a right of return of expired products. The Company estimates the amount of product sales that may be returned by its customers and records this estimate as a reduction of revenue. Such estimates were initially recorded at the time of sale based on historical rates of return, or, if such historical data was not available, based on the Company’s sales information, its visibility into the inventory remaining in the distribution channel, and product dating. The Company continues to monitor and update these estimates until the right of return period expires.

These allowances, together with all related obligations and programs arising from product sales prior to the strategic transaction with THI, remain the responsibility of the Company and were not transferred to THI.

2)    Revenues from licensing

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

j.    Earnings (Loss) per share

The computation of basic earnings (loss) per share is based on the Company’s earnings (loss) divided by the weighted average number of ordinary shares, vested RSUs, and pre-funded warrants outstanding during the period.

In calculating the diluted earnings (loss) per share, using the treasury stock method, the Company adds the weighted average of the number of potential shares to be issued to the average number of shares outstanding including pre-funded warrants and vested RSUs used to calculate the basic earnings (loss) per share, assuming all shares that have a potentially dilutive effect have been exercised into shares.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

m.    Joint Arrangements

Joint arrangements are arrangements of which the Company has joint control, established by contracts requiring unanimous consent for decisions about the relevant activities. The Company applies IFRS 11 to all joint arrangements and classifies them as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

Investments in joint ventures are accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures. Under the equity method, the investment is initially recognized at cost or at fair value in case of a retained interest following a loss of control of a subsidiary. Subsequently, the carrying amount is adjusted to recognize the Company’s share of the joint venture’s post-acquisition profit or loss and other comprehensive income. Distributions received from the joint venture reduce the carrying amount of the investment.

At each reporting date, the Company assesses whether there is objective evidence that the investment is impaired.

Commencing October 2025, following the transaction described in notes 16 and 17, the Company’s interest in THI is classified as a joint venture (jointly controlled with Cumberland) and is accounted for using the equity method as described above.

n.    Loss of Control

When the Company loses control of a subsidiary, it derecognizes the assets and liabilities of the former subsidiary. The Company recognizes the fair value of the consideration received, if any, and any retained interest in the former subsidiary at its fair value at the date control is lost. Any resulting gain or loss is recognized in profit or loss and includes the remeasurement of any retained interest to fair value. See note 16 for further information regarding the loss of control in THI.

o.    Discontinued Operations

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A discontinued operation is a component of the Company that has been disposed of, and represents a separate major line of business. Results of discontinued operations are presented separately in the consolidated statements of comprehensive income (loss) (See note 16). Comparative information for prior periods is reclassified to reflect the results of the discontinued operation as if it had been discontinued from the start of the earliest period presented.

p.    New international financial reporting standards, amendments to standards and new interpretations:

IFRS 18, Presentation and Disclosure in the Financial Statements

This standard replaces IAS 1, “Presentation of Financial Statements.” As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statement of profit or loss, including operating profit and profit before financing and tax. In addition, items in the statement of profit or loss will be classified into defined categories: operating, investing, financing, income taxes and discontinued operations. The standard also includes a requirement to provide separate disclosure regarding the use of management-defined performance measures, as well as principles for the grouping and disaggregation of items in the financial statements and the notes thereto. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The standard requires retrospective application, including the presentation of comparative information. The Company has not early adopted this standard and is currently evaluating the potential impact of IFRS 18 on its consolidated financial statements and disclosures.

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

When and if necessary, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is determined using discounted cash flow calculations where the asset’s expected post-tax cash flows are risk-adjusted over their estimated remaining useful economic life. The risk-adjusted cash flows are discounted using the estimated Company’s post-tax weighted average cost of capital (“WACC”) which is 17.2%.

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)  Credit risk

Credit risk arises mainly from cash and cash equivalents, bank deposits, restricted cash, and trade and other receivables. The Company estimates that since the liquid instruments are mainly invested with highly rated institutions, the credit and interest risks associated with these balances are low.

Following the transfer of the Talicia®-related operations in October 2025 (see notes 16 and17), the credit risk previously associated with the Company’s U.S. commercial operations and related trade receivables has been substantially reduced, as those operations were transferred to THI and are presented as discontinued operations. As of December 31, 2025, credit risk from receivables primarily relates to amounts due from THI in connection with inventory sold to THI as part of the transactions. No loss allowance was recorded as of December 31, 2025.

(c)   Liquidity risk

Prudent liquidity risk management requires maintaining sufficient cash or the availability of funding through an adequate amount of committed credit facilities. Management monitors rolling forecasts of the Company’s liquidity reserve (comprising of cash, cash equivalents and bank deposits). This is generally carried out based on the expected cash flow in accordance with practices and limits set by the management of the Company.

The Company has entered into an equity line of credit  arrangements, which provides it with the ability to issue shares to an investor, subject to certain conditions. As of December 31, 2025, a portion of this facility remains available for use. These arrangements represents an additional potential source of liquidity for the Company. For further details, see notes 19 (d) and 19 (e).

For the year ended December 31, 2025, the Company generated revenues primarily from commercialization activities classified within discontinued operations. Following the transfer of the Talicia®-related operations in October 2025 (see notes 16 and 17), the Company’s revenue-generating commercialization activities are no longer part of continuing operations. As a result, the Company’s continuing operations are primarily focused on research and development activities and do not currently generate sufficient revenues to cover operating expenses. Accordingly, this gives rise to liquidity risk and raises significant doubt about the Company’s ability to continue as a going concern (see Note 1).

The tables below break down the Company’s financial liabilities into relevant maturity groupings based on their contractual and estimated maturities. The amounts disclosed in the tables are the contractual and estimated undiscounted cash flows.

Contractual maturities of financial liabilities As of December 31, 2025	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Account payable	731	—	—	731	731
Lease liabilities	246	1,058	22	1,326	1,070
Accrued expenses and other liabilities	12,472	—	—	12,472	12,472
Royalty obligation	—	137	1,040	1,177	500
Total	13,449	1,195	1,062	15,706	14,773

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contractual maturities of financial liabilities As of December 31, 2024	Less than 1 year	2-5 years	More than 5 years	Total contractual cash flows	Carrying amount
	U.S. Dollars in Thousands
Accounts payable	1,168	—	—	1,168	1,168
Lease liabilities	365	3	—	368	356
Accrued expenses and other current liabilities	9,993	—	—	9,993	9,993
Royalty obligation	—	137	1,246	1,383	500
Total	11,526	140	1,246	12,912	12,018

2)    Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, maintain optimal capital structure, and to reduce the cost of capital.

3)    Fair value estimation

The carrying amount of cash equivalents, restricted cash, bank deposits, receivables, account payables and accrued expenses approximate their fair value either due to their short-term characteristics. or, for certain obligations, because they are measured at the present value of future cash flows.

The fair value of the Royalty obligation balance is not materially different from its carrying amount.

The following table presents the change in derivative liabilities measured at level 3 for the year ended December 31, 2025, and December 31, 2024:

	Derivative financial instruments
	Year Ended December 31,
	2025	2024

	U.S. dollars in thousands
Balance at beginning of the period	1,421	741
Initial recognition of financial liability	—	9,860
Initial recognition of unrecognized day 1 loss	—	(952)
Excercise of financial liability	(141)	—
Fair value adjustments recognized in profit or loss and recognition of day 1 loss	(1,280)	(8,228)
Balance at end of the period	—	1,421

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Instruments:

s

	U.S. dollars in thousands
			Non-cash changes
	January 1, 2025	Principal and interest payments (includes credits)	Addition during the year	Decreases during the year	Interest expense	Foreign exchange movement	12/31/2025
Payables in respect to the global termination agreement (See note 15(5)(b))	6,871	—		(1,395)	209	—	5,685
Lease liabilities	356	(447)	1,048	—	18	95	1,070

			Non-cash changes
	January 1, 2024	Principal and interest payments	Addition during the year	Decreases during the year	Interest expense	Foreign exchange movement	12/31/2024
Payables in respect to the global termination agreement (See note 15(6)(b))	—	—	11,443	(4,750)	178	—	6,871
Lease liabilities	1,173	(691)	—	(188)	55	7	356

			Non-cash changes
	January 1, 2023	Principal and interest payments	Addition during the year	Decreases during the year	Interest expense	Foreign exchange movement	12/31/2023
Borrowing	115,216	—	—	(115,216)	—	—	—
Payable in respect of intangible assets purchase	11,157	(6,555)	—	(4,602)	—	—	—
Lease liabilities	7,475	(1,529)	270	(5,413)	367	3	1,173

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31,
	2025	2024
	U.S. dollars in thousands
Cash in bank	1,348	1,882
Short-term bank deposits	2,623	2,735
	3,971	4,617

NOTE 6 - PREPAID EXPENSES AND OTHER RECEIVABLES:

	December 31,
	2025	2024
	U.S. dollars in thousands
Advance to suppliers	78	77
Receivable from the joint venture partner (see note 16(a))	1,243	—
Government institutions	379	334
Prepaid expenses and others	778	693
	2,478	1,104

NOTE 7 - INVENTORY:

	December 31,
	2025	2024
	U.S. dollars in thousands
Raw materials	—	513
Work in progress	—	308

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Finished goods	—	2,830
	—	3,651

During the years ended December 31, 2025, 2024, and 2023, the Company recognized amounts of $2 million , $3.4 million, and $4.4 million respectively, in inventory cost as part of cost of revenues. These amounts are presented in the consolidated statements of comprehensive income (loss) as part of the results from discontinued operations.

The amounts recognized include write-downs of inventories to net realizable value amounted to $0.2 million in 2025, $0.2 million in 2024, and $1.3 million in 2023.

As of December 31, 2025, following the completion of the THI transactions (see notes 16 and17), the Company no longer holds inventory. All inventory was sold to THI as part of the transactions.

NOTE 8 - FIXED ASSETS:

The composition of assets and accumulated depreciation are grouped by major classifications:

	Cost		Accumulated depreciation		Depreciated balance
	December 31		December 31		December 31
	2025	2024	2025	2024	2025	2024
	U.S. dollars in thousands
Office furniture and equipment (including computers)	1,073	1,068	1,046	988	27	80
Leasehold improvements	379	379	358	324	21	55
	1,452	1,447	1,404	1,312	48	135

NOTE 9 - LEASES:

Amounts recognized in the consolidated statements of financial position:

	December 31,
	2025	2024

	U.S dollars in thousands
Right-of-use assets:
Properties	1,057	302
Vehicles	—	—
	1,057	302
Lease liabilities:
Current	170	353
Non-current	900	3
	1,070	356

For the year ended December 31, 2025, there were additions of $1 million and there were no additions to the right-of-use assets and lease liabilities during the year ended 2024. There were no decreases in lease liability during the year ended December 31, 2025, and for the year ended December 31, 2024 there were decreases of $0.2 million (With corresponding decrease in right of use asset in an amount of $0.2 million in the year ended December 31, 2024).
In December 2025, the Company signed an amendment to its existing lease agreement, pursuant to which the lease term was extended and the leased premises were reduced.
The amended lease term expires on January 31, 2031. The Company has an option to extend the lease for an additional five-year period; however, this option was not considered in determining the lease term.

Amounts recognized in the consolidated statements of comprehensive loss:
Properties	293	470
Vehicles	—	51
	293	521
Interest expense	18	55
Foreign exchange differences	95	7
Expenses relating to short-term leases and leases of low-value assets are immaterial.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The total cash outflow for leases in 2025 and 2024 was $0.4 million and $0.7 million, respectively.

NOTE 10 - INTANGIBLE ASSETS:

a.    The Company’s intangible assets represent in-licenses of R&D assets. The changes in those assets are as follows:

	Year Ended December 31,
	2025	2024
	U.S. dollars in thousands

R&D assets:
Cost:
Balance at beginning of year	5,757	5,757
Derecognition following transfer of Talicia® activity to THI	(466)	—
Balance at end of year	5,291	5,757
Accumulated amortization:
Balance at beginning of year	(210)	(179)
Amortization charges	(25)	(31)
Derecognition following transfer of Talicia® activity to THI	235	—
Balance at end of year	—	(210)
	5,291	5,547
Commercialization assets:
Cost:
Balance at beginning of year	—	11,788
Disposal during the year	—	(11,788)
Balance at end of year	—	—
Accumulated impairments and amortization:
Balance at beginning of year	—	(11,788)
Disposal during the year*	—	11,788
Balance at end of year	—	—
	5,291	5,547

The Company estimated the useful life of the assets related to Talicia® at approximately 15 years from marketing approval date November 2019. The amortization expenses were recognized under cost of revenues and are presented in the consolidated statements of comprehensive income (loss) as part of the results from discontinued operations. In October 2025, the Company derecognized the  Talicia® intangible asset following the transfer of the Talicia® activity to THI as part of a loss of control transaction. The derecognition reflects the net carrying amount of the transferred assets (see also notes 16,17).

See also note 15 (5) regarding the transfer of the Company’s rights in Movantik® to HCRM in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM.

*In July 2024, the Company terminated its license agreement with Cosmo Technologies Ltd. (“Cosmo”) for Aemcolo® (see note 15(8)), effective October 8, 2024. Following the termination,  the Company derecognized the remaining carrying amounts related to the Aemcolo® intangible asset, including its cost and accumulated amortization and impairment. As the asset had been fully written off as of December 31, 2022, the derecognition had no effect on the Consolidated Statements of Financial Position or Consolidated Statements of Comprehensive Income (Loss).

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The amounts charged as an expense with respect to defined contribution plans in 2025, 2024, and 2023 were $157,000, $156,000, and $197,000, respectively.

NOTE 12- ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

	December 31,
	2025	2024
	U.S. dollars in thousands
Accrued expenses*	3,608	2,195
Other current liabilities**	2,078	503
Payable in respect to the Global Termination Agreement	5,685	6,693
Employees and related liabilities	543	510
Government institutions	102	92
	12,016	9,993

* Accrued expenses expected to be settled beyond twelve months from the reporting date amount to approximately $0.5 million as of December 31, 2025 and are presented as non-current liabilities.

To date, the Company has finalized formal agreements with a limited number of counterparties to reschedule payments over a period of up to 24 months. Accordingly, the portion of these specific obligations due beyond 12 months from the reporting date has been classified as non-current liabilities.

** Includes approximately $1.2 million related to the supplier reimbursement arrangement described in note 16(a), which is presented on a gross basis with a corresponding receivable in prepaid expenses and other receivables.

NOTE 13 - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenue:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2025	7,863	1,425	9,288
Increases	4,854	126	4,980
Decreases (utilized)	(7,024)	(1,216)	(8,240)
Adjustments	(146)	422	276
As of December 31, 2025	5,547	757	6,304
	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2024	8,087	2,567	10,654
Increases	9,712	259	9,971
Decreases (utilized)	(10,423)	(2,500)	(12,923)
Adjustments	487	1,099	1,586
As of December 31, 2024	7,863	1,425	9,288
	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2023	46,636	1,234	47,870

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Increases	21,225	859	22,084
Decreases (utilized)	(60,498)	(2,969)	(63,467)
Adjustments	724	3,443	4,167
As of December 31, 2023	8,087	2,567	10,654

NOTE 14 – BORROWING:

 Credit agreement with HCRM

On February 23, 2020 (“Closing Date”), RedHill Inc. entered into a credit agreement and certain security documents (the “Credit Agreement”) with HCRM.

The Credit Agreement contained certain customary affirmative and negative covenants, including a financial covenant requiring RedHill Inc. to maintain a minimum level of cash, as well as a covenant requiring it to maintain minimum net sales. In 2022, the Company did not maintain certain covenants in the Credit Agreement. Subsequently, on February 2, 2023, the Company and RedHill Inc. reached an agreement with HCRM resulting in the extinguishment of all of RedHill Inc. debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of its rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. On July 15, 2024, the Company and RedHill Inc signed a Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC, affiliates of HCRM. This agreement terminates the Credit Agreement from February 23, 2020, which was amended on February 2, 2023. See also note 15(5).

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

Through December 31, 2025, the Company has paid the Australian company in total $1.5 million.

2)   On June 30, 2014, the Company entered into an agreement with a German company that granted the Company the exclusive worldwide (excluding China, Hong Kong, Taiwan, and Macao) development and commercialization rights to all indications to a therapeutic candidate. Under the terms of the agreement, the Company paid the German company an upfront payment of $1 million and agreed to pay the German company potential tiered royalties, less certain deductible amounts, as detailed in the agreement, ranging from mid-teens and up to 30%. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country and (ii) the expiration of regulatory exclusivity in the

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

relevant country. Through December 31, 2025, the Company has paid the German company only the initial amount mentioned above.

3)   On March 30, 2015, the Company entered into an agreement with a U.S.-based private company that granted the Company the exclusive worldwide development and commercialization rights for all indications to a therapeutic candidate, and additional intellectual property rights, targeting multiple oncology, inflammatory and GI indications. Under the terms of the agreement, the Company undertook to pay the U.S. company an initial amount of $1.5 million and an additional amount of $2 million to be paid on a specific date. In addition, the Company undertook to pay up to $2 million in potential development milestone payments, and potential tiered royalties on revenues, less certain deductible amounts starting in the low double-digits, as detailed in the agreement. Such potential royalties are due until the later of (i) the expiration of the last to expire licensed patent that covers the product in the relevant country; and (ii) the expiration of regulatory exclusivity in the relevant country. Through December 31, 2025, the Company paid the U.S. company a total of $3 million.

Following an amendment to the agreement from February 2018, during December 2018, the Company elected to convert the remaining $0.5 million into increased future potential royalty payments. The liability is adjusted based on the Company's expectations for future royalty payments.  As of December 31, 2025, and December 31, 2024, the Company recognized $0.5 million as a non-current liability for the potential royalty payments.

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

See also note 15 (5) regarding the transfer of the Company’s rights in Movantik® to HCRM in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM.

5) Movantik Transactions:

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

Accounting treatment:

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The gains from transferring Movantik® rights and extinguishment of debt obligations include: (1) the gain from the sale of Movantik®, reflecting the difference between the carrying value and fair value of the assets transferred, and presented in the consolidated statements of comprehensive income (loss) as part of the results from discontinued operations in the amount of $35.5 million and (2) the gain from the debt extinguishment, reflecting the difference between the carrying amount (the amortized cost) of the financial liability to HCRM and the fair value of the assets transferred, presented as financial income as part of the results from discontinued operations in the amount of $20.6 million.

To determine the fair value of the rights to Movantik®, the Company based its estimate on the terms outlined in a non-binding term sheet with a third party which ultimately did not materialize, which included a cash payment of $95 million for the rights to Movantik®.

The fair value of nonmonetary assets relating to Movantik® transferred to settle debt obligations was used to measure debt extinguishment gain. The service fees relating to the transition services are presented in the Company’s consolidated statement of comprehensive income (loss) as other income as part of the results from discontinued operations.

b)	On July 15, 2024, the Company and RedHill Inc signed a Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC, affiliates of HCRM (the “Global Termination Agreement”). This agreement terminates the Credit Agreement dated February 23, 2020, as amended on February 2, 2023, which included a lien on Talicia® and Aemcolo® assets and established an escrow account with restricted funds for Movantik® liabilities (for further details, see note 1(a)(2) above and notes 14(a), 15(4) and 15(5).

The Global Termination Agreement terminated all existing credit ties, removing the aforementioned lien and restoring control over the restricted escrow funds and settlement of trade balances resulting from the transition services. In connection with the agreement, the Company received approximately $9.9 million in cash for the settlement of liabilities related to Movantik®, that were allocatable to HCRM and its affiliates under their agreements with the Company. As the cash received was less than the total net amount of these liabilities (approximately $12.2 million), the Company recognized a loss of approximately $2.3 million resulting from the termination agreement, presented under other expenses in the Consolidated Statements of Comprehensive Income (Loss) as part of the results from discontinued operations. In addition, the Company gained full control over $0.7 million previously held in the restricted account.

6)

In October 2021, the Company entered into a license agreement with Gaelan Medical Trade LLC ("Gaelan") for Talicia® in the United Arab Emirates (UAE). The Company received a $2 million upfront payment in April 2022 and is eligible for additional milestone payments and tiered royalties up to mid-teens on net sales of Talicia® in the UAE. Gaelan is responsible for obtaining and maintaining regulatory approvals, and any and required clinical or other studies. In March 2022, the agreement was amended to Gaelan to sublicense or assign its rights and obligations.

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

In August 2024, Gaelan made its first commercial sale in the UAE, triggering a $0.5 million milestone payment due in August 2025. The Company recognized this milestone as revenue in the Consolidated Statements of Comprehensive Income (Loss) for the year ended 2024, along with royalty revenues from sales made during the year. Revenue recognized in connection with this arrangement is included in discontinued operations (see Note 26).

In September 2025, the Company and Gaelan entered into an amendment to the license agreement, pursuant to which the licensed territory was expanded to include additional countries in the Gulf Cooperation Council (“GCC”), subject to the Company’s approval and other contractual conditions. The amendment provides for additional non-refundable upfront and milestone payments, including aggregate fixed payments of $0.5 millions payable regardless of regulatory approvals or commercialization outcomes, as well as additional contingent milestone payments and continued minimum tiered royalties on net sales across the expanded territory. Certain of the milestone and royalty-related payments are subject to regulatory approvals, commercial launches, and the passage of time.

In connection with the THI transactions (see notes 16 and 17), the Company transferred to THI its rights to all future proceeds and receivables under this arrangement, while retaining certain receivables existing as of the transaction date.

7)   In March 2022, the Company entered into an exclusive license agreement with Kukbo Co. Ltd ("Kukbo") for oral opaganib for the treatment of COVID-19 in South Korea. Under the terms of the license agreement, the Company is entitled to an upfront payment of $1.5 million as well as milestone payments and royalties on net sales. Kukbo is entitled under the agreement to the exclusive rights to opaganib in South Korea for COVID-19.

Following Kukbo’s default in paying the Company $5 million under a subscription agreement, dated October 25, 2021, in exchange for ADSs, and the $1.5 million due under the license agreement as described above, the Company filed a lawsuit in NYC against Kukbo in September 2022. Kukbo subsequently filed claims against RedHill.

In December 2024, the court granted summary judgment in the Company’s favor, awarding approximately $6.5 million in principal, plus accrued interest at a rate of 9% per annum- amounting to approximately $2.2 million as of December 31, 2025. The court also awarded attorneys’ fees and related amounts, which together with accrued statutory interest amounted to approximately $1.9 million as of December 31, 2025. The summary judgement became final in October 2025, and the attorneys’ fee award subsequently became final in March 2026 after Kukbo did not perfect its appeal. As of December 31, 2025, the Company had not recognized any revenue under the license agreement as the criteria for revenue recognition were not yet met.

The Company is party to a contingency fee agreement with its legal counsel, Haynes and Boone, LLP, as amended on December 29, 2024. Under the amended agreement, the firm is entitled to a double-digit percentage of gross recovery. If no collection is made within six months following a final favorable outcome, which in this case began in March 2026 when the attorneys’ fee award became final and no further appeal remained available, the Company is

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

required to pay such firm its standard fees incurred since entering into the contingency fee agreement. If collections are made thereafter, the Company is required to pay additional amounts such that the total amount paid equals the contractual contingent fee.

       Following the finalization of the summary judgment with respect to the principal award in October 2025, the Company concluded that a present obligation existed in respect of the minimum amount payable under the contingent fee agreement, since a favorable outcome was no longer contingent. Accordingly the Company recognized in 2025 an expense and corresponding accrual of approximately $1.4 million.

Any additional payments contingent upon future collections will be recognized when the relevant conditions are met.

8)   In July 2024, the Company terminated its license agreement with Cosmo for Aemcolo®, a treatment for traveler’s diarrhea. The agreement, initially dated October 17, 2019, was officially terminated on October 8, 2024. Upon termination, the Company ceased all commercialization of Aemcolo® and all rights under the agreement reverted to Cosmo.

9)

On February 24, 2025, the Company entered into an exclusive license agreement with Hyloris Pharmaceuticals SA (“Hyloris”) for the development and commercialization of RHB-102 (Bekinda®) in all territories outside the United States, Canada and Mexico. Under the agreement, the Company received a payment of $0.1 million and is entitled to minimum annual payments. In addition, the Company is entitled to receive up to $60 million in potential milestone payments contingent upon achieving specified commercial targets, and tiered royalties of up to the mid-20% on net sales, net of certain cost recoupments. See note 21.

NOTE 16 - DISCONTINUED OPERATIONS - TALICIA HOLDINGS INC. TRANSACTION:

A.	Description of the Transaction and Loss of Control

On October 17, 2025 (the “Closing Date”), the Company completed a strategic transaction, following an investment by Cumberland in exchange for a 30% equity interest. As part of the transaction and prior to its completion, the Company formed THI and transferred to THI substantially all Talicia®-related business activities, including (i) Talicia® intellectual property rights and certain manufacturing arrangements, (ii) prepaid regulatory fees, and (iii) rights to future proceeds and receivables under the Gaelan arrangement, while retaining certain receivables existing as of the transaction date (see note 15). The transfer also included the Talicia® U.S. commercialization operations and related employees.

On the Closing Date, THI received a total equity investment of $4  million from Cumberland in exchange for shares representing a 30% equity interest in THI. Of this amount, $2.0 million was received at closing, and the remaining $2.0 million is payable within 12 months of the Closing Date.

Following the transaction, the Company holds a 70% equity interest in THI. However, based on the terms of the Shareholders’ Agreement and the Exclusive Joint Commercialization Agreement, it was determined that the Company lost unilateral control over THI.

Under the Co-Commercialization Agreement, the Company remains obligated to make certain supplier payments, while being entitled to reimbursement from Cumberland. Accordingly, the Company recognized the related amounts on a gross basis, as a current liability together with a corresponding receivable.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025, the related balance amounted to $1.2 million, reflected in prepaid expenses and other receivables and in accrued expenses and other current liabilities. This presentation increased both current assets and current liabilities by the same amount and did not affect the Company’s net assets.

Accounting treatment:

Following completion of the transaction, governance of THI is shared between the Company and Cumberland. Pursuant to Talicia Holdings’ organizational documents and the related stockholders’ and commercialization agreements, substantially all relevant activities, including key operating, strategic and budgetary decisions, require the joint approval of both shareholders through Talicia Holdings’ board of directors and designated joint committees.

Accordingly, although the Company retained a 70% equity interest in Talicia Holdings, it concluded that it no longer controls THI unilaterally and instead shares joint control with Cumberland. As a result, and since the Company has rights to THI’s net assets, THI is accounted for as a joint venture in accordance with IFRS 11.

Upon the loss of control on the Closing Date, the Company deconsolidated THI and recognized its retained 70% investment at fair value. The fair value of the retained investment was determined based on the implied pre-money valuation of THI derived from Cumberland’s investment, supported by a discounted cash flow valuation. Goodwill was recognized as part of the initial carrying amount of the investment.Thereafter, the Company’s retained 70% interest in THI is accounted for as an investment in a joint venture under the equity method (see note 17).

Accordingly, the Company’s U.S. commercial operations and the Talicia licensing activites, which represent a separate major line of business, are presented retrospectively as discontinued operations in accordance with IFRS 5. The results of the discontinued operations are presented as a single amount in the consolidated statements of comprehensive income (loss).

B.	Gain on Loss of Control

The Company recognized a gain on loss of control of approximately $8 million in connection with the deconsolidation of THI, measured as the difference between (i) the aggregate of the fair value of the consideration and the fair value of the retained 70% interest in THI and (ii) the carrying amount of THI’s net assets derecognized at the date control was lost.

In connection with the transaction, the Company transferred inventory to THI with a consideration of approximately $4.8 million. Of this amount, $2.0 million was effectively settled at closing through Cumberland’s investment, and the remaining $2.8 million represents an outstanding balance payable by THI and is reflected as part of the Company’s investment in THI as of December 31, 2025.

U.S. dollars in thousands
Fair value of the retained interest in THI:
Fair value of the 70% equity interest in THI *	8,948
Fair value of Inventory transferred from the Company to THI	4,831
Total fair value of retained interest	13,779

Carrying amount of net assets derecognized:
Inventory (at cost)	(4,026)
Intangible asset	(232)
Receivables	(1,538)
Total carrying amount of net assets derecognized	(5,796)

Gain on loss of control	7,983

* Derived from the implied pre-money valuation of THI based on Cumberland's $4.0 million investment for a 30% equity interest.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C.	Financial Performance of the Discontinued Operation

The results of the Company’s U.S. commercial operations and the Talicia licensing activites included in the consolidated statements of comprehensive income (loss) are as follows. Amounts for 2025 include results of the discontinued operation up to the Closing Date (October 17, 2025), together with the gain on loss of control recognized on deconsolidation, which is presented within other income (loss) from discontinued operations.

	Year Ended December 31,
	2025	2024	2023

	U.S. dollars in thousands
NET REVENUES	7,490	8,043	6,530
COST OF REVENUES	1,977	3,193	3,459
GROSS PROFIT	5,513	4,850	3,071
SELLING AND MARKETING EXPENSES	3,315	5,950	14,756
GENERAL AND ADMINISTRATIVE EXPENSES	2,624	4,679	10,200
OTHER INCOME (EXPENSES)*	8,062	(2,359)	44,064
OPERATING INCOME(LOSS)	7,636	(8,138)	22,179
FINANCIAL INCOME	127	54	20,588
FINANCIAL EXPENSES	112	544	353
FINANCIAL INCOME (EXPENSES), net	15	(490)	20,235
INCOME(LOSS) FROM DISCONTINUED OPERATIONS	7,651	(8,628)	42,414
*Includes a gain recognized upon loss of control of THI in 2025

D.	Cash Flow Information of the Discontinued Operation:

Net cash flows attributable to the discontinued operation were as follows:

	Year Ended December 31,
	2025	2024	2023

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Net cash used in operating activities	(2,460)	(434)	(18,998)
Net cash provided by financing activities	—	474	7,815
Net cash provided by investing activities	1,696	—	—
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(764)	40	(11,183)

E.	Comparative information:

Comparative information for the years ended December 31, 2024 and 2023 has been restated to present the Talicia® business as a discontinued operation in accordance with IFRS 5.

NOTE 17- INVESTMENT IN JOINT VENTURE:

A.	Basis of accounting

Following the transaction described in note 16 above, the Company accounts for its retained interest in THI as an investment in a joint venture. The investment is accounted for using the equity method in accordance with IAS 28.

B.	Carrying amount and movements

The movement in the carrying amount of the investment in THI was as follows:

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
Fair value of retained interest at date of loss of control (Oct 17, 2025)	13,779
Payment for inventory transferred	(2,000)
Recognition of receivable from joint venture related to supplier obligations	304
Share of loss of THI (from October 17, 2025 to December 31, 2025)	(33)
Carrying amount at December 31, 2025	12,050

The investment in THI is presented within non-current assets in the consolidated statements of financial position.

C.	Summarised financial information

The summarised financial information presented below represents amounts for THI on a 100% basis. The Company’s interest in THI is 70%.

Statement of financial position (100% THI):

December 31,
2025
U.S. dollars in thousands
Current Assets*	8,534
Non - Current Assets	9,910
Current Liabilities	4,172
Non - Current Liabilities	1,537
Net Assets	12,735

*includes the reclassification of the stock subscriptions receivable from Cumberland ($1.9 million at its present value as of December 31, 2025) from contra-equity to a receivable

Reconciliation to the carrying amount of the investment

December 31, 2025
U.S. dollars in thousands
THI's net assets (on an IFRS basis, see table above), excluding goodwill	11,179
Goodwill	1,556
THI's net assets on an IFRS basis, as presented above	12,735
Company's ownership interest	70%
Share of THI's net assets accounted for under the equity method	8,915
Add: Receivable from THI for inventory transferred *	2,831
Add: Receivable from THI for supplier reimbursement obligations	304
Total investment in joint venture, as presented on the Consolidated Statements of Financial Position	12,050

* Represents the Company's receivable from THI for inventory transferred in connection with the formation transaction, expected to be settled from THI's operating cash flows over time.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summarized statement of profit and loss (100% THI)
For the period from inception (September 12, 2025) to December 31, 2025
U.S. dollars in thousands
Revenue	711
loss and comprehensive loss for the period	(47)

The loss and comprehensive loss above includes the following items required to be separately disclosed under IFRS 12:
Depreciation and amortization	91
Interest income	62
Income tax benefit	19

Reconciliation to the share of (profit) loss of joint venture:

For the period from inception (September 12, 2025) to December 31, 2025
THI's loss and comprehensive loss for the period (from statement of profit and loss above)	(47)
Company's ownership interest	70%
Company's share of THI's loss, recognized in the Consolidated Statements of Comprehensive Income (Loss)	(33)

NOTE 18 - INCOME TAX:

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

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As a general rule, inter-company transactions between the Israel-resident Company and its U.S-resident subsidiary are subject to the reporting provisions of the Income Tax Regulations, section 85-A, 2006 of the Israeli Tax Ordinance of the Israeli Tax Ordinance.

c.   Carryforward losses:

As of December 31, 2025, the Company had net operating loss (“NOLs”) carried forward of approximately $323 million. Under Israeli tax laws, carryforward tax losses have no expiration date.

As of December 31, 2025, the U.S. subsidiary had a net operating loss carryforward of approximately $44 million, with no expiration date, but is limited to offset 80% of the net income in the year it is utilized.

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

d.   Deductible temporary differences:

The amount of cumulative deductible temporary differences, other than carryforward losses (as mentioned in c. above), for which deferred tax assets have not been recognized in the Statements of Financial Position as of December 31, 2025, and 2024, were $3 million and $3 million, respectively. These temporary differences have no expiration dates.

e.   Tax assessments:

The Company has not been assessed for tax purposes since its incorporation. The Company’s tax assessments for 2020 are therefore considered final.

NOTE 19 - SHARE CAPITAL:

a.  Composition:

Company share capital is composed of shares of NIS 0.01 par value, as follows:

	Number of shares
	December 31,
	2025	2024
Authorized ordinary shares (1)	159,994,000,000	39,994,000,000
Authorized preferred shares (reserved)	6,000,000	6,000,000
Issued and paid ordinary shares	50,923,261,000	12,899,831,000
Issued and paid – in ADSs term	5,092,326	1,290,000

(1)	On May 26, 2025, the annual general meeting of shareholders approved the increase of the authorized share capital of the Company to NIS 1,600,000,000, consisting of (i) 159,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2)	On March 21, 2024, the extraordinary general meeting of shareholders approved the increase of the authorized share capital of the Company to NIS 400,000,000, consisting of (i) 39,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share
(3)	On March 23, 2023, the Company changed the ADS ratio from 1 ADS representing 10 ordinary shares to 1 ADS representing 400 ordinary shares. On August 20, 2024, the Company changed the ADS to ordinary share ratio from 1 ADS representing 400 ordinary shares to 1 ADS representing 10,000 ordinary shares. All data denominated in ADS were adjusted for this ratio changes.
b.	Through December 31, 2025, the Company sold 890,001 ADSs under its ATM offering program at an average price of $3.85 per ADS, generating net proceeds of approximately $3.3 million, net immaterial issuance expenses
c.	On May 14, 2025, the Company and the investors from the April 2024 offering agreed to the exercise of all 85,779 warrants issued in that offering, at a reduced exercise price of $1.50 per ADS (reduced from the prior exercise price of $18.75 per ADS), resulting in gross proceeds of approximately $0.13 million.
d.	On June 20, 2025, the Company entered into a committed equity line purchase agreement (the “Any Market Purchase Agreement”) with Alumni Capital LP (“Alumni”), pursuant to which the Company obtained the right, at its sole discretion and subject to certain conditions, to sell up to $10 million of ADSs to Alumni. Sales under the agreement, initiated by the Company through written purchase notices, executed at a price per ADS calculated based on formulas reflecting discounts to prevailing market prices. In addition, the Company may issue prefunded warrants instead of ADSs under certain purchase notices, subject to contractual ownership limitations.

In connection with the agreement, the Company issued to Alumni as a fee, a commitment warrant to purchase up to 333,333 ADSs at an exercise price of $3.00 per ADS for no consideration. The commitment warrant was accounted as a share-settled share-based payment to Alumni and was carried at initial recognition of the agreement as an immediate expense for the service, recorded in the Consolidated Statements of Comprehensive Loss under financial expenses, with a corresponding adjustment to accumulated deficit.

The fair value of the warrant was computed using the Black and Scholes option pricing model. The fair value was based on the price of an ADS on June 20, 2025, and based on the following parameters: risk-free interest rates of 4.04% and an average standard deviation of 125.2%. The fair value of the warrant at the grant date was approximately $0.5 million.

In addition, the Company recognized transactions costs of $0.1 million as a financial expense.

Until December 31, 2025, the Company made drawings under its Any Market Purchase Agreement with Alumni Capital LP. During this period, the Company issued 2,247,136 ADSs in multiple tranches pursuant to written purchase notices, for total net proceeds of approximately $3.3 million.

e.	On December 19, 2025, the Company entered into a Standby Equity Purchase Agreement with Yorkville Advisors Global, LP (“YA”), pursuant to which YA committed to purchase, at the Company’s discretion and subject to certain conditions, up to $25 million of ADSs over a period of up to 36 months.

Sales under the agreement are initiated by the Company through written purchase notices and are executed at a price per ADS determined in accordance with a formula based on prevailing market

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

prices, subject to contractual limitations. The Company is under no obligation to utilize the facility.

In connection with the execution of the agreement, the Company issued to YA 122,130 ADSs as initial commitment shares.The Company recognized an expense of approximately $0.5 million in connection with the issuance of the initial commitment shares, which was accounted for as a share-based payment.

In addition, during December 2025, the Company issued 386,593 ADSs as initial equity shares and pre-funded warrants exercisable into 590,446 ADSs, for aggregate gross proceeds of approximately $1.0 million.

The pre-funded warrants are exercisable at a nominal exercise price and are subject to ownership limitations. As of December 31, 2025, no additional ADSs were issued under the Standby Equity Purchase Agreement.

The Company recognized an expense of approximately $0.5 million in connection with the issuance of the initial commitment shares, which was accounted for as a share-based payment.

f.	During 2025 and 2024, the Company issued 70,705 and 17,218 ADSs, respectively, resulting from vested RSUs that had been issued to employees, officers, directors, and consultants of the Company.
g.	On January 26, 2024, the Company issued 400,000 ADSs at a purchase price of $20 per ADS and warrants to purchase 400,000 ADSs at an exercise price of $25 per ADS. These warrants may be exercised in cash or on a cashless basis, are immediately exercisable, and expire in five years. The Company also issued to the placement agent warrants to purchase 24,000 ADSs under the same terms. The gross proceeds from the offering were $8 million, before deducting approximately $0.9 million in fees and expenses.

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

h.	On April 3, 2024, the Company issued 85,779 ADSs at a purchase price of $14.57 per ADS and warrants to purchase 85,779 ADSs at an exercise price of $18.75 per ADS. These warrants may be exercised in cash or on a cashless basis, are immediately exercisable and expire in five years. The gross proceeds from the offering were $1.25 million, before deducting offering expenses approximately $0.1 million in expenses. See note 19 (c) above.

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

NOTE 20 - SHARE-BASED PAYMENTS:

a.	On May 30, 2010, a general meeting of shareholders approved the option plan of the Company (the

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

“Option Plan”), after being approved by the BoD. In 2017 the Option Plan was amended and restated as the Amended and Restated 2010 Award Plan (the “Award Plan”). As of December 31, 2025, the Award Plan allows the Company to allocate up to 10,815,660,000 options to purchase ordinary shares and RSUs (equivalent to 1,081,566 ADSs) to employees, consultants, officers and directors and could be reserved by the BoD for issuance under the Award Plan. The terms and conditions of the grants were determined by the BoD and in accordance with the Award Plan.

b.	On March 26, 2025, the BoD granted 78,950 RSUs to employees and consultants of the Company. These RSUs will vest in 8 equal quarterly installments over two years and had a fair value of $0.2 million on the grant date, based on the ADS price on that date. In addition, the general meeting of the Company’s shareholders held on May 26, 2025, following approval by the Company’s BoD in March 2025, approved grant of 30,350 RSUs to the Company’s directors and Chief Executive Officer, on the same terms. The fair value of these RSUs on the approval date was $0.1 million.

During 2025, approximately 1,638 options and RSUs were forfeited, resulting in $0.01 million in reversed expenses.

c.	On June 24, 2024, the BoD granted 41,760 RSUs to employees and consultants. These RSUs will vest in 8 equal quarterly installments over two years and had a fair value of $0.4 million on the grant date, based on the ADS price on that date. In addition, the general meeting of the Company’s shareholders held on September 18, 2024, subsequent to approval of the Company’s BoD in June 2024, approved grant of 15,320 RSUs for directors and the Company's Chief Executive Officer and Chief Commercial Officer in the same terms. The fair value of these RSUs on the date of approval was $0.1 million.

During 2024, approximately 2,584 options and RSUs were forfeited, resulting in $0.3 million in reversed expenses.

d.    Changes in the number of options in ADSs and weighted averages of exercise prices are as follows:

	Year Ended December 31,
	2025		2024
		Weighted		Weighted
		average of		average of
	Number of	exercise	Number of	exercise
	options	price ($)	options	price ($)
Outstanding at beginning of year	2,619	6,329.96	3,894	6,324.50
Expired and forfeited	(302)	6,208.05	(1,275)	6,277.89
Outstanding at end of year	2,317	6,345.85	2,619	6,329.96
Exercisable at end of year	2,315	6,347.56	2,525	6,310.15

e. Changes in the number of RSUs in ADSs during the period are as follows:

	Year Ended December 31,
	2025	2024

	Number of	Number of
	RSUs	RSUs
Outstanding at beginning of year	37,767	7,121
Vested RSUs	(83,787)	(23,938)

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expired and forfeited	(1,638)	(2,496)
Granted	109,300	57,080
Outstanding at end of year	61,642	37,767

f.	The following is information about the exercise price and remaining useful life of outstanding options at year-end:

Year Ended December 31,
2025			2024
Number of			Number of
options		Weighted	options		Weighted
outstanding		average of	outstanding		average of
at end of	Exercise price	remaining	at end of	Exercise price	remaining
year	range	useful life	year	range	useful life
2,317	$1,670-$10,370	4.17	2,619	$1,670-$10,370	5.04

g.    Expenses recognized in profit or loss for the options and RSUs are as follows:

Year Ended December 31,
2025	2024	2023
U.S. dollars in thousands
457	665	1,647

The remaining compensation expenses as of December 31, 2025, are $0.1 million and will be expensed in full by December 2026.

NOTE 21 - NET REVENUES:

Includes $0.3 million in 2025 revenues related license agreement with Hyloris, see note 15(9) above.

NOTE 22 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended December 31,
	2025	2024	2023

	U.S. dollars in thousands
Payroll and related expenses	176	222	390
Professional services	881	708	605
Share-based payments	86	156	138
Clinical and pre-clinical trials	531	114	1,891
Intellectual property development	206	238	222
Other	143	150	282
	2,023	1,588	3,528

NOTE 23 - GENERAL, ADMINISTRATIVE, BUSINESS AND DEVELOPMENT EXPENSES:

	Year Ended December 31,
	2025	2024	2023

	U.S. dollars in thousands
Payroll and related expenses	2,054	1,838	2,218
Share-based payments	226	427	884
Professional services	3,129	1,696	2,260
Office-related expenses	634	536	484
Other	129	390	172
	6,172	4,887	6,018

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - FINANCIAL INCOME (EXPENSES), net:

	Year Ended December 31,
	2025	2024	2023

	U.S. dollars in thousands
Financial income:
Fair value gains on derivative financial instruments	1,280	8,228	—
Other Income	15	40	210
Interest from bank deposits	23	79	91
	1,318	8,347	301
Financial expenses:
Interest for lease liabilities	19	44	63
Issuance cost in respect of warrants and equity line of credit	1,018	1,497	2,034
Loss from changes in exchange rates	87	(29)	115
Fair value loss on derivative financial instruments	—	—	5,569
Loss from modification of warrants terms as part of a new issuance	—	—	1,459
Other	332	—	11
	1,456	1,512	9,251
Financial income (expenses), net from continuing operation	(138)	6,835	(8,950)

(

NOTE 25 – EARNINGS (LOSS) PER ORDINARY SHARE:

a.	Basic

The following is data taken into account in the computation of basic earnings (loss) per share:

	Year Ended December 31,
	2025	2024	2023
Earnings (Loss) from continuing operation (U.S. dollars in thousands)	(8,080)	360	(18,498)
Earnings (Loss) from discontinued operation (U.S. dollars in thousands)	7,651	(8,628)	42,414
Earnings (Loss) attributible to ordinary shares	(429)	(8,268)	23,916
Weighted average number of ordinary shares outstanding during the period (in thousands)	31,591,752	12,322,721	2,591,222
Basic earnings (loss) per share (U.S. dollars) from continuing operation	(0.00)	0.00	(0.01)
Basic earnings (loss) per share (U.S. dollars) from discontinued operation	0.00	(0.00)	0.02
Total Basic earnings (loss) per share (U.S. dollars)	(0.00)	(0.00)	0.01

b.	Diluted

The Company has three categories of potentially dilutive ordinary shares: warrants issued to investors and options, and RSUs issued to employees and service providers. The effect of these options, RSUs and warrants on the loss per share from continuing operation for all reporting years is anti-dilutive.

The calculation of diluted earnings (loss) per share as of December 31, 2025, does not include 8,082,156,400 of ordinary shares underlying warrants, 23,170,400 of ordinary shares underlying options and 616,420,000 of ordinary shares underlying RSUs, because the effect would be anti-dilutive.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - RELATED PARTIES:

a.    Key management includes members of the Board of Directors, including the Company’s Chief Commercial Officer and Chief Executive Officer:

	Year Ended December 31,
	2025	2024	2023

	U.S. dollars in thousands
Key management compensation:
Salaries and other short-term employee benefits	1,045	1,030	1,189
Post-employment benefits	52	49	56
Share-based payments	124	205	407
Other long-term benefits	33	31	35

b.    Balances with related parties:

	December 31,
	2025	2024

	U.S. dollars in thousand
Current liabilities -
Credit balance in “accrued expenses and other current liabilities.”	191	176
Non Current Assets -
Receivable balance in "investment in a joint venture."	3,135	—

NOTE 27 - EVENTS SUBSEQUENT TO DECEMBER 31, 2025:

(1)	On January 23, 2026, the BoD granted 382,850 RSUs to employees and consultants of the Company. These RSUs will vest in 8 equal quarterly installments over two years and had a fair value of $0.4 million on the grant date, based on the ADS price on that date. In addition, the general meeting of the Company’s shareholders held on March 5, 2026, following approval by the Company’s BoD in January 2026, approved grant of 104,500 RSUs to the Company’s directors and Chief Executive Officer, on the same terms. The fair value of these RSUs on the approval date was $0.1 million
(2)	On March 5, 2026, the annual general meeting of shareholders approved the increase of the authorized share capital of the Company to NIS 5,000,000,000, consisting of (i) 499,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share.